
BATS
Making Markets Better®



14010701

RECEIVED
2014 JUN 30 AM 10: 45
SEC / MR

June 26, 2014

Via Federal Express

Mr. Christopher Grobbel
Securities and Exchange Commission
Division of Trading and Markets
100 F Street, N.E.
Mail Stop 6628
Washington, DC 20549-0001

Re: ***BATS Exchange, Inc.***
Form 1 Amendment

Dear Christopher:

On behalf of BATS Exchange, Inc. ("BATS" or the "Exchange"), and in connection with the BATS Form 1 that is on file with the Securities and Exchange Commission ("Commission"), enclosed please find one original and two copies of the Execution Page to Form 1 as well as the following exhibits:

- Exhibit A (updated to reflect the Exchange's Certificate of Incorporation and Bylaw information in accordance with SEC Rule 6a-2(d)(3));
- Exhibit B (updated to reflect location of the Exchange's current rulebook and information circulars in accordance with SEC Rule 6a-2(d)(3));
- Exhibit C (updated to reflect list of Directors and Committee Members);
- Exhibit D (updated to provide financial statements for the latest fiscal year for each subsidiary or affiliate of the Exchange);
- Exhibit I (updated to provide audited financial statements for the latest fiscal year for the Exchange);
- Exhibit J (updated to reflect any changes in names, titles, positions or term commencement dates and types of business of Officers and Directors);
- Exhibit K (updated to reflect Exchange ownership details);
- Exhibit M (updated to provide a list of firms currently approved as members or other users of the Exchange);
- Exhibit N (updated to provide all securities listed on the exchange, securities admitted to unlisted privileges, exempt securities and all other securities traded on the Exchange);

This amendment is filed in accordance with SEC Rule 6a-2 and is intended to replace Exhibits A, B, C, D, I, J, K, M and N currently on file with the Commission. Please do not hesitate to contact me if you have any questions or require anything further.

Sincerely,

Anders Franzon
VP, Associate General Counsel

Enclosures

Form 1 Page 1 Execution Page	U.S. SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT	Date filed (MM/DD/YY) 06/26/14	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS
MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☒ AMENDMENT

1. State the name of the applicant: BATS Exchange, Inc.

2. Provide the applicant's primary street address (Do not use a P.O. Box):
8050 Marshall Dr., Suite 120
Lenexa, Kansas 66214

3. Provide the applicant's mailing address (if different):

4. Provide the business telephone and facsimile number:
(913) 815-7000 (Telephone) (913) 815-7119 (Facsimile)

5. Provide the name, title and telephone number of a contact employee:
Eric Swanson (Name) General Counsel, BATS Exchange, Inc. (Title) (212) 378-8523 (Telephone Number)

6. Provide the name and address of counsel for the applicant:
Eric Swanson
17 State Street, 32nd Floor
New York, NY 10004

7. Provide the date that applicant's fiscal year ends: December 31

8. Indicate legal status of the applicant: X Corporation ____ Sole Partnership ____ Partnership ____ Limited Liability Company ____ Other (specify): ____

If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):
(a) Date (MM/DD/YY): 11/01/07 (b) State/Country of formation: Delaware/United States of America
(c) Statute under which applicant was organized: General Corporation Law of the State of Delaware

EXECUTION:
The applicant consents that service of any civil action brought by, or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of, and with the authority of, said applicant. The undersigned and applicant represent that the information and statement contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true and complete.

Date: 06/26/14 (MM/DD/YY) BATS Exchange, Inc. (Name of Applicant)

By: [signature] (Signature) Anders Franzon, VP, Associate General Counsel (Printed Name and Title)

Subscribed and sworn before me this 26th day of June (Month), 2014 (Year) by Teresa Laffoon (Notary Public)

My Commission expires 03-27-2014 County of Johnson State of Kansas

This page must always be completed in full with original, manual signature and notarization.

Affix notary stamp or seal where applicable.

RECEIVED
2014 JUN 30 AM 10: 46
SEC / MR


NOTARY PUBLIC
STATE OF KANSAS
TERESA LAFFOON
NOTARY PUBLIC
STATE OF KANSAS
My App. Exp. 03-27-2016

Exhibit A

Exhibit Request:

A copy of the constitution, articles of incorporation or association with all subsequent amendments, and of existing by-laws or corresponding rules or instruments, whatever the name, of the applicant.

Response:

BATS Exchange, Inc. ("BATS Exchange" or the "Exchange") is registered as a national securities exchange pursuant to Section 6(a) of the Securities Exchange Act of 1934. The following materials required by this Exhibit A are available on the "Regulation" page of the Exchange's public website (http://www.batstrading.com/regulation):

1. Certificate of Incorporation of BATS Exchange, Inc.

2. Amended and Restated By-Laws of BATS Exchange, Inc.

These documents are updated and accurate as of the dates of each document.

Exhibit B

Exhibit Request:

A copy of all written rulings, settled practices having the effect of rules, and interpretations of the Governing Board or other committee of the applicant in respect of any provisions of the constitution, by-laws, rules, or trading practices of the applicant which are not included in Exhibit A.

Response:

1. The Rules of BATS Exchange, Inc. are available at www.batstrading.com/regulation. Rule filings and circulars are also available at this location. These documents are updated frequently and are accurate as of the respective dates on each document.

Exhibit C

Exhibit Request:

For each subsidiary or affiliate of the applicant, and for any entity with whom the applicant has a contractual or other agreement relating to the operation of an electronic trading system to be used to effect transactions on the exchange ("System"), provide the following information:

1. **Name and address of organization.**
2. **Form of organization (e.g., association, corporation, partnership, etc.).**
3. **Name of state and statute citation under which organized. Date of incorporation in present form.**
4. **Brief description of nature and extent of affiliation.**
5. **Brief description of business or functions. Description should include responsibilities with respect to operation of the System and/or execution, reporting, clearance, or settlement of transactions in connection with operation of the System.**
6. **A copy of the constitution.**
7. **A copy of the articles of incorporation or association including all amendments.**
8. **A copy of existing by-laws or corresponding rules or instruments.**
9. **The name and title of the present officers, governors, members of all standing committees or persons performing similar functions.**
10. **An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association.**

Response: Please see below responses for the following entities:

A. <u>BATS Global Markets, Inc.</u>

1. *Name*: BATS Global Markets, Inc.
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214
2. *Form of organization*: Corporation.
3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on August 22, 2013.

4. *Brief description of nature and extent of affiliation*: BATS Global Markets, Inc. owns 100% of the outstanding common stock of BATS Global Markets Holdings, Inc., which is the Exchange's 100% owner.

5. *Brief description of business or functions:* BATS Global Markets, Inc. is the ultimate parent company through which the ultimate owners of the Exchange indirectly hold their ownership interest in the Exchange and its affiliates.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached.

8. *Copy of existing by-laws*: See attached.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

Current Directors

- Joe Ratterman
- David Cummings
- Michael Richter
- Alan Freudenstein
- Jose Marques
- John McCarthy
- John Comerford
- Daniel Keegan
- Bina Kalola
- Paul Atkins
- Robert Jones
- Brett Redfearn
- Christopher Mitchell
- Jamil Nazarali
- Darren Cohen

Current Officers

- Joe Ratterman (CEO)
- William O'Brien (President)
- Chris Isaacson (Executive Vice President, Chief Information Officer)
- Bryan Harkins (Executive Vice President, Head of U.S. Markets)
- Eric Swanson (Executive Vice President, General Counsel, Secretary)
- Mark Hemsley (Executive Vice President)
- Brian N. Schell (Executive Vice President, Chief Financial Officer, Treasurer)
- Tami Schademann (Executive Vice President)

Compensation Committee

- Michael Richter

- Jose Marques
- Bina Kalola
- Daniel Keegan

Audit Committee
- Michael Richter
- John Comerford
- Alan Freudenstein

Nominating and Corporate Governance Committee
- John McCarthy
- David Cummings
- Alan Freudenstein

Technology Advisory Committee
- John Comerford
- Daniel Keegan
- John McCarthy

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

B. BATS Global Markets Holdings, Inc.

1. *Name*: BATS Global Markets Holdings, Inc.
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on June 29, 2007.

4. *Brief description of nature and extent of affiliation*: BATS Global Markets Holdings, Inc. is the Exchange's 100% owner.

5. *Brief description of business or functions*: BATS Global Markets Holdings, Inc. is an intermediate holding company.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached.

8. *Copy of existing by-laws*: See attached.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

Current Directors
- Joe Ratterman
- William O'Brien

Current Officers
- Joe Ratterman (Chief Executive Officer)
- William O'Brien (President)
- Eric Swanson (Secretary)
- Brian N. Schell (Treasurer)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

C. Direct Edge Holdings LLC

1. *Name*: Direct Edge Holdings LLC
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Limited Liability Company

3. *Name of state, statute under which organized and date of incorporation*: Formed in Delaware under Section 201 of the Limited Liability Company Act of the State of Delaware on June 5, 2007.

4. *Brief description of nature and extent of affiliation*: BATS Global Markets, Inc., the Exchange's ultimate parent, owns 100% of the outstanding common stock of Direct Edge Holdings LLC.

5. *Brief description of business or functions:* Direct Edge Holdings LLC is an intermediate holding company.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached.

8. *Copy of existing by-laws*: See attached.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

Current Directors
- None

Current Officers
- Joe Ratterman (Chief Executive Officer)
- William O'Brien (President)

- Eric Swanson (General Counsel, Secretary)
- Brian N. Schell (Chief Financial Officer, Treasurer)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

D. Direct Edge, Inc.

1. *Name*: Direct Edge, Inc.
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Corporation

3. *Name of state, statute under which organized and date of incorporation*: Formed in Delaware the General Corporation Law of the State of Delaware on July 22, 2009.

4. *Brief description of nature and extent of affiliation*: Direct Edge Inc. is an indirect wholly-owned subsidiary of BATS Global Markets, Inc., the Exchange's ultimate parent.

5. *Brief description of business or functions:* Direct Edge Inc. is an intermediate holding company. Direct Edge Inc. is the sole shareholder of EDGA Exchange, Inc. and EDGX Exchange, Inc.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached.

8. *Copy of existing by-laws*: See attached.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Joe Ratterman
   - William O'Brien

   Current Officers
   - Joe Ratterman (Chief Executive Officer)
   - William O'Brien (President)
   - Eric Swanson (Secretary)
   - Brian N. Schell (Chief Financial Officer)
   - Chris Isaacson (Chief Information Officer)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

E. BATS Y-Exchange, Inc.

1. *Name*: BATS Y-Exchange, Inc.
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on July 31, 2009.

4. *Brief description of nature and extent of affiliation*: BATS Y-Exchange, Inc. is wholly-owned by BATS Global Markets Holdings, Inc., which is also the Exchange's 100% owner.

5. *Brief description of business or functions*: BATS Y-Exchange, Inc. operates as a registered national securities exchange pursuant to Section 6 of the Act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached.

8. *Copy of existing by-laws*: See attached.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Joe Ratterman
   - James Selway
   - Chris Isaacson
   - Brett Redfearn
   - Peter Wallison
   - David Roscoe
   - Harry Temkin
   - Sandy Kemper
   - Scott Wagner
   - Chris Concannon
   - Jill Sommers
   - Adam Nunes

   Current Officers
   - Joe Ratterman (Chief Executive Officer)
   - William O'Brien (President)
   - Chris Isaacson (Executive Vice President, Chief Information Officer)
   - Bryan Harkins (Executive Vice President, Head of U.S. Markets)
   - Tami Schademann (Executive Vice President, Chief Regulatory Officer)
   - Eric Swanson (Executive Vice President, General Counsel, Secretary)

- Brian N. Schell (Executive Vice President, Chief Financial Officer, Treasurer)
- Phillip Ratterman (Vice President, Core Software Engineering)
- Charles Randy Williams (Senior Vice President, Global Investor Relations & Communications)
- Tony Barchetto (Senior Vice President, Business Development)
- Jeromee Johnson (Vice President, Options Market Development)
- Anders Franzon (Vice President, Associate General Counsel)
- Joe Bracco (Senior Vice President, Head of Institutional and Strategic Relations)
- Bryan Christian (Senior Vice President, Head of U.S. Sales)
- Troy Yeazel (Vice President, Operations)
- Jeff Connell (Vice President, Market Oversight)
- Derick Shupe (Vice President, Controller)
- Greg Steinberg (Vice President, Assistant Secretary and Associate General Counsel
- Aaron Weissenfluh (Vice President, Chief Information Security Officer)
- Eric Crampton (Vice President, Global Head of Software Engineering
- Rodney Burt (Vice President, Infrastructure)
- Kevin Carrai (Vice President, Connectivity & Member Services)
- Jim Gorman (Vice President, Communications)
- Stacie Fleming (Vice President, Communications)

<u>Standing Committees</u>

<u>Compensation Committee</u>
- Peter Wallison
- Sandy Kemper
- Harry Temkin

<u>Audit Committee</u>
- Scott Wagner
- David Roscoe
- Chris Concannon

<u>Regulatory Oversight Committee</u>
- Jill Sommers
- Sandy Kemper
- Peter Wallison

<u>Appeals Committee</u>
- Brett Redfearn
- James Selway
- Scott Wagner

Executive Committee

- Joe Ratterman
- Sandy Kemper
- David Roscoe
- Harry Temkin
- James Selway
- Adam Nunes

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

F. EDGA Exchange, Inc.

1. *Name*: EDGA Exchange, Inc.
Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Corporation

3. *Name of state, statute under which organized and date of incorporation*: Formed in Delaware under the General Corporation Law of the State of Delaware on March 9, 2009.

4. *Brief description of nature and extent of affiliation*: EDGA Exchange, Inc. is an indirect wholly-owned subsidiary of BATS Global Markets, Inc., the Exchange's ultimate parent.

5. *Brief description of business or functions:* EDGA Exchange, Inc. operates a registered national securities exchange pursuant to Section 6 of the Act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached.

8. *Copy of existing by-laws*: See attached.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

Current Directors

- Joe Ratterman
- James Selway
- Chris Isaacson
- Brett Redfearn
- Peter Wallison
- David Roscoe
- Harry Temkin
- Sandy Kemper
- Scott Wagner

- Chris Concannon
- Jill Sommers
- Adam Nunes

Current Officers
- Joe Ratterman (Chief Executive Officer)
- William O'Brien (President)
- Chris Isaacson (Executive Vice President, Chief Information Officer)
- Bryan Harkins (Executive Vice President, Head of U.S. Markets)
- Tami Schademann (Executive Vice President, Chief Regulatory Officer)
- Eric Swanson (Executive Vice President, General Counsel, Secretary)
- Brian N. Schell (Executive Vice President, Chief Financial Officer, Treasurer)
- Phillip Ratterman (Vice President, Core Software Engineering)
- Charles Randy Williams (Senior Vice President, Global Investor Relations & Communications)
- Tony Barchetto (Senior Vice President, Business Development)
- Jeromee Johnson (Vice President, Options Market Development)
- Anders Franzon (Vice President, Associate General Counsel)
- Joe Bracco (Senior Vice President, Head of Institutional and Strategic Relations)
- Bryan Christian (Senior Vice President, Head of U.S. Sales)
- Troy Yeazel (Vice President, Operations)
- Jeff Connell (Vice President, Market Oversight)
- Derick Shupe (Vice President, Controller)
- Greg Steinberg (Vice President, Assistant Secretary and Associate General Counsel
- Aaron Weissenfluh (Vice President, Chief Information Security Officer)
- Eric Crampton (Vice President, Global Head of Software Engineering
- Rodney Burt (Vice President, Infrastructure)
- Kevin Carrai (Vice President, Connectivity & Member Services)
- Jim Gorman (Vice President, Communications)
- Stacie Fleming (Vice President, Communications)

Standing Committees

Compensation Committee
- Peter Wallison
- Sandy Kemper
- Harry Temkin

Audit Committee
- Scott Wagner
- David Roscoe
- Chris Concannon

Regulatory Oversight Committee
- Jill Sommers
- Sandy Kemper
- Peter Wallison

Appeals Committee
- Brett Redfearn
- James Selway
- Scott Wagner

Executive Committee
- Joe Ratterman
- Sandy Kemper
- David Roscoe
- Harry Temkin
- James Selway
- Adam Nunes

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year: Not applicable.*

G. EDGX Exchange, Inc.

1. *Name*: EDGX Exchange, Inc.
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Formed in Delaware under the General Corporation Law of the State of Delaware on March 9, 2009.

4. *Brief description of nature and extent of affiliation*: EDGX Exchange, Inc. is an indirect wholly-owned subsidiary of BATS Global Markets, Inc., the Exchange's ultimate parent.

5. *Brief description of business or functions:* EDGX Exchange, Inc. operates a registered national securities exchange pursuant to Section 6 of the Act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached.

8. *Copy of existing by-laws*: See attached.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

Current Directors

- Joe Ratterman
- James Selway
- Chris Isaacson
- Brett Redfearn
- Peter Wallison
- David Roscoe
- Harry Temkin
- Sandy Kemper
- Scott Wagner
- Chris Concannon
- Jill Sommers
- Adam Nunes

Current Officers

- Joe Ratterman (Chief Executive Officer)
- William O'Brien (President)
- Chris Isaacson (Executive Vice President, Chief Information Officer)
- Bryan Harkins (Executive Vice President, Head of U.S. Markets)
- Tami Schademann (Executive Vice President, Chief Regulatory Officer)
- Eric Swanson (Executive Vice President, General Counsel, Secretary)
- Brian N. Schell (Executive Vice President, Chief Financial Officer, Treasurer)
- Phillip Ratterman (Vice President, Core Software Engineering)
- Charles Randy Williams (Senior Vice President, Global Investor Relations & Communications)
- Tony Barchetto (Senior Vice President, Business Development)
- Jeromee Johnson (Vice President, Options Market Development)
- Anders Franzon (Vice President, Associate General Counsel)
- Joe Bracco (Senior Vice President, Head of Institutional and Strategic Relations)
- Bryan Christian (Senior Vice President, Head of U.S. Sales)
- Troy Yeazel (Vice President, Operations)
- Jeff Connell (Vice President, Market Oversight)
- Derick Shupe (Vice President, Controller)
- Greg Steinberg (Vice President, Assistant Secretary and Associate General Counsel
- Aaron Weissenfluh (Vice President, Chief Information Security Officer)
- Eric Crampton (Vice President, Global Head of Software Engineering
- Rodney Burt (Vice President, Infrastructure)
- Kevin Carrai (Vice President, Connectivity & Member Services)
- Jim Gorman (Vice President, Communications)
- Stacie Fleming (Vice President, Communications)

Standing Committees

Compensation Committee
- Peter Wallison
- Sandy Kemper
- Harry Temkin

Audit Committee
- Scott Wagner
- David Roscoe
- Chris Concannon

Regulatory Oversight Committee
- Jill Sommers
- Sandy Kemper
- Peter Wallison

Appeals Committee
- Brett Redfearn
- James Selway
- Scott Wagner

Executive Committee
- Joe Ratterman
- Sandy Kemper
- David Roscoe
- Harry Temkin
- James Selway
- Adam Nunes

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

H. BATS Trading, Inc.

1. *Name*: BATS Trading, Inc.
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on June 16, 2005.

4. *Brief description of nature and extent of affiliation*: BATS Trading, Inc. is wholly-owned by BATS Global Markets Holdings, Inc., which is also the Exchange's 100% owner.

5. *Brief description of business or functions*: BATS Trading, Inc. is a broker-dealer registered as such with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority and other self-regulatory organizations. BATS Trading, Inc. provides routing of orders from the Exchange and BATS Y-Exchange, Inc. to other securities exchanges, facilities of securities exchanges, automated trading systems, electronic communication networks or other broker-dealers.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached.

8. *Copy of existing by-laws*: See attached.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Joe Ratterman
   - Chris Isaacson
   - Tami Schademann

   Current Officers
   - Chris Isaacson (President)
   - Tami Schademann (Chief Compliance Officer, Secretary)
   - Brian N. Schell (FINOP, Treasurer)
   - Jeromee Johnson (VP, Options)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

I. Direct Edge ECN LLC (d/b/a DE Route)

1. *Name*: Direct Edge ECN LLC (d/b/a DE Route)
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Limited Liability Company

3. *Name of state, statute under which organized and date of incorporation*: Formed in Delaware under Section 201 of the Limited Liability Company Act of the State of Delaware on April 19, 2005.

4. *Brief description of nature and extent of affiliation*: DE Route is an indirect wholly-owned subsidiary of BATS Global Markets, Inc., the Exchange's ultimate parent.

5. *Brief description of business or functions:* DE Route is a broker-dealer registered as such with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority and other self-regulatory organizations. DE Route provides routing of orders from EDGA Exchange, Inc. and EDGX Exchange, Inc. to other securities exchanges, facilities of securities exchanges, automated trading systems, electronic communication networks or other broker-dealers.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached.

8. *Copy of existing by-laws*: See attached.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Officers
   - William O'Brien (Chief Executive Officer)
   - Brian N. Schell (Chief Financial Officer/FinOp/Treasurer)
   - Neil Meislick (Chief Compliance Officer)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

J. Omicron Holdings Corp.

1. *Name*: Omicron Holdings Corp.
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on February 7, 2011.

4. *Brief description of nature and extent of affiliation*: BATS Global Markets Holdings, Inc., which is also the Exchange's 100% owner, owns 100% of the common stock of Omicron Holdings Corp.

5. *Brief description of business or functions*: Omicron Holdings Corp. is a Delaware corporation established to hold Omicron Acquisitions Corp. and Omicron Intermediate Holdings Corp. potential future operating entities.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached.

8. *Copy of existing by-laws*: See attached.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Joe Ratterman
   - Mark Hemsley

   Current Officers
   - Mark Hemsley (President and Treasurer)
   - Eric Swanson (Vice President, Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

K. Omicron Intermediate Holdings Corp.

1. *Name*: Omicron Intermediate Holdings Corp.
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on February 7, 2011.

4. *Brief description of nature and extent of affiliation*: Omicron Intermediate Holdings Corp. is wholly-owned by BATS Global Markets Holdings, Inc., which is also the Exchange's 100% owner.

5. *Brief description of business or functions*: Omicron Intermediate Holdings Corp. is a Delaware corporation established to acquire and potentially operate the assets of existing operating companies.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached.

8. *Copy of existing by-laws*: See attached.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

Current Directors
- Joe Ratterman
- Mark Hemsley

Current Officers
- Mark Hemsley (President and Treasurer)
- Eric Swanson (Vice President, Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

L. Omicron Acquisition Corp.

1. *Name*: Omicron Acquisition Corp.
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on February 7, 2011.

4. *Brief description of nature and extent of affiliation*: Omicron Acquisition Corp. is wholly-owned by Omicron Holdings Corp., which is an affiliate of the Exchange.

5. *Brief description of business or functions*: Omicron Acquisition Corp. is a Delaware corporation established to acquire and potentially operate the assets of existing operating companies.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached.

8. *Copy of existing by-laws*: See attached.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

Current Directors
- Joe Ratterman
- Mark Hemsley

Current Officers
- Mark Hemsley (President and Treasurer)
- Eric Swanson (Vice President, Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

M. BATS Trading Limited

1. *Name*: BATS Trading Limited
   Address: 10 Lower Thames Street, 6th Floor, London, UK EC3R 6AF

2. *Form of organization*: Private Company Limited by Shares.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in England and Wales under the Companies Act 1985 on March 28, 2008.

4. *Brief description of nature and extent of affiliation*: BATS Trading Limited is wholly-owned by Omicron Acquisition Corp. which is an affiliate of the Exchange.

5. *Brief description of business or functions*: BATS Trading Limited is recognized as a Recognised Investment Exchange in the United Kingdom under the Financial Services and Markets Act 2000 ("FSMA"). It operates a platform for trading of European equity securities.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Mark Hemsley
   - Adam Eades
   - John Woodman
   - Anthony Whalley
   - William Eldridge
   - Naseer Al-Khudairi
   - Virginie Saade
   - Rebecca Fuller
   - Paul Hilgers

   Current Officers
   - Mark Hemsley (CEO)
   - Antonio Amelia (Secretary)
   - Jill Griebenow (CFO)
   - Adam Eades (Chief Legal and Regulatory Officer)
   - Jerry Avenell (Co-Head Sales)
   - Alex Dalley (Co-Head Sales)
   - Guy Simpkin (Head of Business Development)

- David Howson (COO)

Standing Committees

Audit, Risk and Compliance Committee
- William Eldridge
- Anthony Whalley
- Rebecca Fuller

Remuneration Committee
- John Woodman
- Anthony Whalley
- Rebecca Fuller
- Naseer Al-Khudairi

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

N. Chi-X Europe Limited

1. *Name*: Chi-X Europe Limited
   Address: 10 Lower Thames Street, 6th Floor, London, UK EC3R 6AF

2. *Form of organization*: Private Company Limited by Shares.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in England and Wales. It changed its name to Chi-X Europe Limited on July 2, 2007.

4. *Brief description of nature and extent of affiliation*: Chi-X Europe Limited is wholly-owned by BATS Trading Limited which, in turn, is indirectly wholly owned by BATS Global Markets, Inc.

5. *Brief description of business or functions*: Chi-X Europe Limited is authorised in the United Kingdom under the Financial Services and Markets Act 2000 ("FSMA"), as an investment firm. Between April 30, 2012 and May 20, 2013 it was a dormant company. Since May 20, 2013, Chi-X Europe Limited operates the smart order router that is needed for the routing strategies deployed by BATS Trading Limited

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Mark Hemsley
   - Adam Eades
   - John Woodman

   Current Officers
   - Mark Hemsley (CEO)
   - Antonio Amelia (Secretary)
   - Jill Griebenow (CFO)
   - Adam Eades (Chief Legal and Regulatory Officer)
   - Jerry Avenell (Co-Head Sales)
   - Alex Dalley (Co-Head Sales)
   - Guy Simpkin (Head of Business Development)
   - David Howson (COO)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

O. <u>BATS FX, Inc.</u>

1. *Name*: BATS FX, Inc.
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on September 17, 2012.

4. *Brief description of nature and extent of affiliation*: BATS FX, Inc. is wholly-owned by BATS Global Markets Holdings, Inc., which is also the Exchange's 100% owner.

5. *Brief description of business or functions*: BATS FX, Inc. was created to operate a global foreign exchange market, but remains dormant at this time.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached.

8. *Copy of existing by-laws*: See attached.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

Current Directors

- Joe Ratterman

Current Officers

- None

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

P. Blue Merger Sub Inc.

1. *Name*: Blue Merger Sub Inc.
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on August 22, 2013.

4. *Brief description of nature and extent of affiliation*: As of January 31, 2014, Blue Merger Sub Inc. ceased to exist.

5. *Brief description of business or functions:* Not applicable.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached.

8. *Copy of existing by-laws*: See attached.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*: None.

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: On January 31, 2014, Blue Merger Sub, Inc. was merged with and into BATS Global Markets Holdings, Inc. (f/k/a BATS Global Markets, Inc.), with BATS Global Markets Holdings, Inc. surviving, resulting in Blue Merger Sub, Inc. ceasing to exist.

Q. Delta Merger Sub LLC

1. *Name*: Delta Merger Sub LLC
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on August 22, 2013.

4. *Brief description of nature and extent of affiliation*: As of January 31, 2014, Delta Merger Sub LLC ceased to exist.

5. *Brief description of business or functions:* Not applicable.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*: None.

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year:* On January 31, 2014, Delta Merger Sub LLC was merged with and into Direct Edge Holdings LLC, with Direct Edge Holdings LLC surviving, resulting in Delta Merger Sub LLC ceasing to exist.

CERTIFICATE OF INCORPORATION OF BATS HOLDINGS, INC.

The undersigned, for the purpose of organizing a corporation under the General Corporation Law of the State of Delaware, certifies:

Name

FIRST: The name of the Corporation is BATS Holdings, Inc. (the "Corporation").

Registered Office

SECOND: The initial registered office of the Corporation in the State of Delaware is 1209 Orange Street, Wilmington, County of New Castle, Delaware 19801, and the name of its initial registered agent at that address is The Corporation Trust Company.

Purpose

THIRD: The purpose or purposes of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

Authorized Stock

FOURTH:

(a) The total number of shares of stock that the Corporation shall have authority to issue is 20,000,000 shares of common stock having a par value of $.01 per share.

Limitations on Transfer, Ownership and Voting

FIFTH: In addition to any limitations on the transfer of shares of the Corporation's capital stock set forth in the By-Laws of the Corporation, the following shall apply to the fullest extent permitted by law:

(a) *Definitions*. As used in this Article FIFTH:

(i) The term "Person" shall mean a natural person, partnership, corporation, limited liability company, entity, government, or political subdivision, agency or instrumentality of a government;

(ii) The term "Related Persons" shall mean with respect to any Person: (A) any "affiliate" of such Person (as such term is defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended (the "Act")); (B) any other Person with which such first Person has any agreement, arrangement or understanding (whether or not in writing) to act together for the purpose of acquiring, voting, holding or disposing of shares of the capital stock of the Corporation (provided no Person shall be deemed a Related Person pursuant to this clause (B) solely as a result of such Person's being or becoming a party to an Investor Rights

State of Delaware
Secretary of State
Division of Corporations
Delivered 04:32 PM 06/29/2007
FILED 04:30 PM 06/29/2007
SRV 070770025 - 4301463 FILE

Agreement to be entered into by and among the Corporation and the stockholders named therein on or about July 2, 2007 (the "Investor Rights Agreement")); (C) in the case of a Person that is a company, corporation or similar entity, any executive officer (as defined under Rule 3b-7 under the Act) or director of such Person and, in the case of a Person that is a partnership or limited liability company, any general partner, managing member or manager of such Person, as applicable; (D) in the case of any Person that is a registered broker or dealer that has been admitted to membership in the national securities exchange known as BATS Exchange, Inc. (an "Exchange Member"), any Person that is associated with the Exchange Member (as determined using the definition of "person associated with a member" as defined under Section 3(a)(21) of the Act); (E) in the case of a Person that is an individual, any relative or spouse of such Person, or any relative of such spouse who has the same home as such Person or who is a director or officer of the Corporation or any of its parents or subsidiaries; (F) in the case of a Person that is an executive officer (as defined under Rule 3b-7 under the Act) or a director of a company, corporation or similar entity, such company, corporation or entity, as applicable; and (G) in the case of a Person that is a general partner, managing member or manager of a partnership or limited liability company, such partnership or limited liability company, as applicable; and

(iii) The term "beneficially own", "own beneficially" or any derivative thereof shall have the meaning set forth in Rule 13d-3 under the Act.

(b) *Limitations*.

(i) For so long as the Corporation shall control, directly or indirectly, BATS Exchange, Inc., except as provided in clause (ii) below:

(A) No Person, either alone or together with its Related Persons, may own, directly or indirectly, of record or beneficially, shares constituting more than forty percent (40%) of any class of capital stock of the Corporation;

(B) No Exchange Member, either alone or together with its Related Persons, may own, directly or indirectly, of record or beneficially, shares constituting more than twenty percent (20%) of any class of capital stock of the Corporation; and

(C) No Person, either alone or together with its Related Persons, at any time may, directly, indirectly or pursuant to any voting trust, agreement, plan or other arrangement (other than the Investor Rights Agreement), vote or cause the voting of shares of the capital stock of the Corporation or give any consent or proxy with respect to shares representing more than twenty percent (20%) of the voting power of the then issued and outstanding capital stock of the Corporation, nor may any Person, either alone or together with its Related Persons, enter into any agreement, plan or other arrangement (other than the Investor Rights Agreement) with any other Person, either alone or together with its

Related Persons, under circumstances that would result in the shares of capital stock of the Corporation that are subject to such agreement, plan or other arrangement not being voted on any matter or matters or any proxy relating thereto being withheld, where the effect of such agreement, plan or other arrangement would be to enable any Person, either alone or together with its Related Persons, to vote, possess the right to vote or cause the voting of shares of the capital stock of the Corporation that would represent more than twenty percent (20%) of said voting power.

(ii) Subject to clauses (iii) and (iv) below:

(A) The limitations in clauses (i)(A) and (i)(C) above shall not apply in the case of any class of stock that does not have the right by its terms to vote in the election of members of the Board of Directors of the Corporation or on other matters that may require the approval of the holders of voting shares of the Corporation (other than matters affecting the rights, preferences or privileges of said class of stock); and

(B) The limitations in clauses (i)(A) and (i)(C) above (except with respect to Exchange Members and their Related Persons) may be waived by the Board of Directors of the Corporation pursuant to a resolution duly adopted by the Board of Directors, if, in connection with taking such action, the Board of Directors adopts a resolution stating that it is the determination of such Board that such action will not impair the ability of BATS Exchange, Inc. to carry out its functions and responsibilities as an "exchange" under the Act and the rules and regulations promulgated thereunder, that it is otherwise in the best interests of the Corporation, its stockholders and BATS Exchange, Inc., and that it will not impair the ability of the United States Securities and Exchange Commission (the "Commission") to enforce the Act and the rules and regulations promulgated thereunder, and such resolution shall not be effective until it is filed with and approved by the Commission. In making the determinations referred to in the immediately preceding sentence, the Board of Directors may impose on the Person in question and its Related Persons such conditions and restrictions that it may in its sole discretion deem necessary, appropriate or desirable in furtherance of the objectives of the Act and the rules and regulations promulgated thereunder, and the governance of BATS Exchange, Inc.

(iii) Notwithstanding clauses (ii)(A) and (ii)(B) above, in any case where a Person, either alone or together with its Related Persons, would own or vote more than any of the above percentage limitations upon consummation of any proposed sale, assignment or transfer of the Corporation's capital stock, such sale, assignment or transfer shall not become effective until the Board of Directors of the Corporation shall have determined, by resolution, that such Person and its Related Persons are not subject to any applicable "statutory disqualification" (within the meaning of Section 3(a)(39) of the Act).

(iv) Notwithstanding clauses (ii)(A) and (ii)(B) above, and without giving effect to same, any Exchange Member that, either alone or together with its Related Persons, proposes to own, directly or indirectly, of record or beneficially, shares of the capital stock of the Corporation constituting more than twenty percent (20%) of the outstanding shares of any class of capital stock of the Corporation and any Person that, either alone or together with its Related Persons, proposes to own, directly or indirectly, of record or beneficially, shares of the capital stock of the Corporation constituting more than forty percent (40%) of the outstanding shares of any class of capital stock of the Corporation, or to exercise voting rights, or grant any proxies or consents with respect to shares of the capital stock of the Corporation constituting more than twenty percent (20%) of the voting power of the then issued and outstanding shares of capital stock of the Corporation, shall have delivered to the Board of Directors of the Corporation a notice in writing, not less than forty-five (45) days (or any shorter period to which said Board shall expressly consent), before the proposed ownership of such shares, or the proposed exercise of said voting rights or the granting of said proxies or consents, of its intention to do so.

(c) *Required Notices.*

(i) Any Person that, either alone or together with its Related Persons, owns, directly or indirectly (whether by acquisition or by a change in the number of shares outstanding), of record or beneficially, five percent (5%) or more of the then outstanding shares of capital stock of the Corporation (excluding shares of any class of stock that does not have the right by its terms to vote generally in the election of members of the Board of Directors of the Corporation) shall, immediately upon acquiring knowledge of its ownership of five percent (5%) or more of the then outstanding shares of such stock, give the Board of Directors written notice of such ownership, which notice shall state: (A) such Person's full legal name; (B) such Person's title or status and the date on which such title or status was acquired; (C) such Person's (and its Related Person's) approximate ownership interest of the Corporation; and (D) whether such Person has the power, directly or indirectly, to direct the management or policies of the Corporation, whether through ownership of securities, by contract or otherwise.

(ii) Each Person required to provide written notice pursuant to subparagraph (c)(i) of this Article FIFTH shall update such notice promptly after any change in the contents of that notice; provided that no such updated notice shall be required to be provided to the Board of Directors: (A) in the event of an increase or decrease in the ownership percentage so reported of less than one percent (1%) of the then outstanding shares of any class of capital stock (such increase or decrease to be measured cumulatively from the amount shown on the last such notice), unless any increase or decrease of less than one percent (1%) results in such Person owning more than twenty percent (20%) or more than forty percent (40%) of the shares of any class of capital stock then outstanding (at a time when such Person previously owned less than such percentages) or such Person owning less than twenty percent (20%) or less than forty percent (40%) of the shares of any class of capital stock then outstanding (at a time when such Person previously owned more than such percentages); or (B) in the event the Corporation issues additional shares of capital stock (or securities convertible into capital stock) or takes any other action that dilutes the ownership of such Person, or acquires or redeems shares of outstanding capital stock or takes any other action that *increases* the ownership of such Person, in each case without any change in the number of shares held by such Person.

(iii) The Board of Directors of the Corporation shall have the right to require any Person reasonably believed to be subject to and in violation of this Article FIFTH to provide the Corporation complete information as to all shares of stock of the Corporation owned, directly or indirectly, of record or beneficially, by such Person and its Related Persons and as to any other factual matter relating to the applicability or effect of this Article FIFTH as may *reasonably* be requested of such Person.

(d) *Effect of Purported Transfers and Voting in Violation of this Article*. If any stockholder purports to sell, transfer, assign or pledge to any Person, other than the Corporation, any shares of the Corporation that would violate the provisions of this Article FIFTH, then the Corporation shall record on the books of the Corporation the transfer of only that number of shares that would not violate the provisions of this Article FIFTH and shall treat the remaining shares as owned by the purported transferor, for all purposes, including without limitation, voting, payment of dividends and distributions with respect to such shares, whether upon liquidation or otherwise. If any stockholder purports to vote, or to grant any proxy or enter into any agreement, plan or other arrangement relating to the voting of, shares that would violate the provisions of this Article FIFTH, then the Corporation shall not honor such vote, proxy, agreement, plan or other arrangement to the extent that such provisions would be violated, and any shares subject to that arrangement shall not be entitled to be voted to the extent of such violation.

(e) *Right to Redeem Shares Purportedly Transferred in Violation of this Article*. If any stockholder purports to sell, transfer, assign, pledge, or own any shares of the Corporation in violation of the provisions of this Article Fifth, then the Corporation shall have the right to, and shall promptly after confirming such violation and to the extent funds are legally available, redeem the shares sold, transferred, assigned, pledged, or owned in violation of the provisions of this Article Fifth for a price per share equal to the fair market value of those shares. Written notice shall be given by the Secretary of the Corporation to the holder or holders of record with respect to the redeemable shares at the address of the holder or holders of record appearing on the books of the Corporation, which notice shall specify a date for redemption of the shares that shall be not less than ten (10) days nor more than thirty (30) days from the date of such notice. Any shares that have been so called for redemption shall not be deemed outstanding shares for the purpose of voting or determining the total number of shares entitled to vote on any matter on and after the date on which written notice of redemption has been given to the holder or holders of those shares if a sum sufficient to redeem such shares shall have been irrevocably deposited or set aside to pay the redemption price to the holder or holders of the shares upon surrender of certificates for those shares. Written notice shall be given by the Secretary of the Corporation to all holders of record appearing on the books of the Corporation of any redemption by the

Corporation (including, without limitation, a redemption pursuant to this clause (c)) (in each case, a "Redemption") not more than ten (10) days after consummation of the Redemption, which notice shall specify the number of shares outstanding after the Redemption of each class of the Corporation's capital stock.

Board of Directors

SIXTH: The number of directors may be increased or decreased from time to time by a resolution adopted by the Board of Directors. Directors shall be elected by the stockholders of the Corporation pursuant to and in accordance with this Certificate of Incorporation and the By-Laws of the Corporation. Election of directors need not be by written ballot unless the By-Laws of the Corporation shall so provide. The Board of Directors or any individual director may be removed from office in accordance with the By-Laws of the Corporation.

Duration

SEVENTH: The duration of the Corporation shall be perpetual.

By-Laws

EIGHTH: The Board of Directors shall have the power to adopt, amend or repeal By-Laws of the Corporation. The By-Laws of the Corporation may also be amended or repealed, or new By-Laws of the Corporation may be adopted, by action taken by the stockholders of the Corporation. All amendments to the Corporation's By-Laws must be made in accordance with procedures set out in the By-Laws of the Corporation.

Indemnification and Limitation of Director Liability

NINTH:

(a) *Indemnification.* The Corporation shall provide indemnification for members of its Board of Directors, members of committees of the Board of Directors and of other committees of the Corporation, and its executive officers, and may provide indemnification for its other officers and its agents and employees, and those serving another corporation, partnership, joint venture, trust or other enterprise at the request of the Corporation, in each case to the maximum extent permitted by Delaware law; provided, however, that the Corporation may limit the extent of such indemnification by individual contracts with its directors and executive officers; and, provided, further, that the Corporation shall not be required to indemnify any person in connection with any proceeding (or part thereof) initiated by such person or any proceeding by such person against the Corporation or its directors, officers, employees or other agents unless (i) such indemnification is expressly required to be made by law, (ii) the proceeding was authorized by the Board of Directors of the Corporation or (iii) such indemnification is provided by the Corporation, in its sole discretion, pursuant to the powers vested in the Corporation under the General Corporation Law of Delaware.

(b) *Limitation of Liability.* To the fullest extent not prohibited by the General Corporation Law of the State of Delaware, as it exists on the date this Certificate of Incorporation is adopted or as such law may later be amended, no director of the Corporation shall be liable to the

Corporation or its stockholders for monetary damages for any breach of fiduciary duty as a director. No amendment to or repeal of this Article shall adversely affect any right or protection of a director of the Corporation that exists at the time of such amendment or repeal with respect to any actions taken, or inactions, prior thereto.

Action without Meeting

TENTH: Action may be taken by the stockholders of the Corporation, without a meeting, by written consent as and to the extent provided at the time by the General Corporation Law of Delaware.

Compromise or Other Arrangement

ELEVENTH: Whenever a compromise or arrangement is proposed between the Corporation and its creditors or any class of them and/or between the Corporation and its stockholders or any class of them, any court of equitable jurisdiction within the State of Delaware may, on the application in a summary way of the Corporation or of any creditor or stockholder thereof or on the application of any receiver or receivers appointed for the Corporation under Section 291 of Title 8 of the Delaware Code or on the application of trustees in dissolution or of any receiver or receivers appointed for the Corporation under Section 279 of Title 8 of the Delaware Code, order a meeting of the creditors or class of creditors, and/or of the stockholders or class of stockholders of the Corporation, as the case may be, to be summoned in such manner as such court directs. If a majority in number representing three fourths in value of the creditors or class of creditors, and/or of the stockholders or class of stockholders of the Corporation, as the case may be, agree to any compromise or arrangement and to any reorganization of the Corporation as consequence of such compromise or arrangement, the said compromise or arrangement and the said reorganization shall, if sanctioned by the court to which the said application has been made, be binding on all the creditors or class of creditors, and/or on all the stockholders or class of stockholders, of the Corporation, as the case may be, and also on the Corporation.

Amendment of Certificate of Incorporation

TWELFTH. The Corporation reserves the right to amend this Certificate of Incorporation, and to change or repeal any provision of the Certificate of Incorporation, in the manner prescribed at the time by statute (provided, however, that any such amendment, change or repeal must be first approved by the Board of Directors), and all rights conferred upon stockholders in this Certificate of Incorporation are granted subject to this reservation. For so long as the Corporation shall control, directly or indirectly, BATS Exchange, Inc., before any amendment to or repeal of any provision of this Certificate of Incorporation shall be effective, those changes shall be submitted to the Board of Directors of BATS Exchange, Inc. and if that Board shall determine that the same must be filed with or filed with and approved by the Commission before the changes may be effective, under Section 19 of the Act and the rules and regulations promulgated thereunder by the Commission or otherwise, then the proposed changes to the Certificate of Incorporation of this Corporation shall not be effective until filed with or filed with and approved by the Commission, as the case may be.

The undersigned has caused this Certificate of Incorporation to be executed this 29th day of June, 2007.

By: [signature]
(Incorporator)

Name: Joseph P. Rattermann

4151 N. MULBERRY DRIVE
SUITE 275
KANSAS CITY, MO 64116

Delaware

The First State

I, HARRIET SMITH WINDSOR, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE RESTATED CERTIFICATE OF "BATS GLOBAL MARKETS, INC.", FILED IN THIS OFFICE ON THE TENTH DAY OF DECEMBER, A.D. 2008, AT 5:07 O'CLOCK P.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE NEW CASTLE COUNTY RECORDER OF DEEDS.



Harriet Smith Windsor, Secretary of State

4381465 8100

081183373

AUTHENTICATION: 7016354

DATE: 12-11-08

You may verify this certificate online at corp.delaware.gov/authver.shtml

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF BATS GLOBAL MARKETS, INC.

(Pursuant to Sections 242 and 245 of the
General Corporation Law of the State of Delaware)

BATS Global Markets, Inc., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "General Corporation Law"),

DOES HEREBY CERTIFY:

That the name of this corporation is BATS Global Markets, Inc. and that this corporation was originally incorporated pursuant to the General Corporation Law on June 29, 2007 under the name BATS Holdings, Inc.

That the Board of Directors duly adopted resolutions proposing to amend and restate the Certificate of Incorporation of this corporation, declaring said amendment and restatement to be advisable and in the best interests of this corporation and its stockholders, and authorizing the appropriate officers of this corporation to solicit the consent of the stockholders therefore, which resolution setting forth the proposed amendment and restatement is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended and restated in its entirety to read as follows:

Name

FIRST: The name of the Corporation is BATS Global Markets, Inc. (the "Corporation").

Registered Office

SECOND: The initial registered office of the Corporation in the State of Delaware is 1209 Orange Street, Wilmington, County of New Castle, Delaware 19801, and the name of its initial registered agent at that address is The Corporation Trust Company.

Purpose

THIRD: The purpose or purposes of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

Authorized Stock

FOURTH:

(a) The total number of shares of stock that the Corporation shall have authority to issue is 20,000,000 shares of common stock having a par value of $.01 per share.

Limitations on Transfer, Ownership and Voting

FIFTH: In addition to any limitations on the transfer of shares of the Corporation's capital stock set forth in the By-Laws of the Corporation, the following shall apply to the fullest extent permitted by law:

(a) *Definitions*. As used in this Article FIFTH:

(i) The term "Person" shall mean a natural person, partnership, corporation, limited liability company, entity, government, or political subdivision, agency or instrumentality of a government;

(ii) The term "Related Persons" shall mean with respect to any Person: (A) any "affiliate" of such Person (as such term is defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended (the "Act")); (B) any other Person with which such first Person has any agreement, arrangement or understanding (whether or not in writing) to act together for the purpose of acquiring, voting, holding or disposing of shares of the capital stock of the Corporation (provided no Person shall be deemed a Related Person pursuant to this clause (B) solely as a result of such Person's being or becoming a party to an Investor Rights Agreement entered into by and among the Corporation and the stockholders named therein on January 1, 2008 (the "Investor Rights Agreement")); (C) in the case of a Person that is a company, corporation or similar entity, any executive officer (as defined under Rule 3b-7 under the Act) or director of such Person and, in the case of a Person that is a partnership or limited liability company, any general partner, managing member or manager of such Person, as applicable; (D) in the case of any Person that is a registered broker or dealer that has been admitted to membership in the national securities exchange known as BATS Exchange, Inc. (an "Exchange Member"), any Person that is associated with the Exchange Member (as determined using the definition of "person associated with a member" as defined under Section 3(a)(21) of the Act); (E) in the case of a Person that is a natural person and Exchange Member, any broker or dealer that is also an Exchange Member with which such Person is associated; (F) in the case of a Person that is a natural person, any relative or spouse of such Person, or any relative of such spouse who has the same home as such Person or who is a director or officer of the Corporation or any of its parents or subsidiaries; (G) in the case of a Person that is an executive officer (as defined under Rule 3b-7 under the Act) or a director of a company, corporation or similar entity, such company, corporation or entity, as applicable; and (H) in the case of a Person that is a general partner, managing member or manager of a partnership or limited liability company, such partnership or limited liability company, as applicable; and

(iii) The term "beneficially own", "own beneficially" or any derivative thereof shall have the meaning set forth in Rule 13d-3 under the Act.

(b) *Limitations*.

(i) For so long as the Corporation shall control, directly or indirectly, BATS Exchange, Inc., except as provided in clause (ii) below:

(A) No Person, either alone or together with its Related Persons, may own, directly or indirectly, of record or beneficially, shares constituting more than forty percent (40%) of any class of capital stock of the Corporation;

(B) No Exchange Member, either alone or together with its Related Persons, may own, directly or indirectly, of record or beneficially, shares constituting more than twenty percent (20%) of any class of capital stock of the Corporation; and

(C) No Person, either alone or together with its Related Persons, at any time may, directly, indirectly or pursuant to any voting trust, agreement, plan or other arrangement (other than the Investor Rights Agreement), vote or cause the voting of shares of the capital stock of the Corporation or give any consent or proxy with respect to shares representing more than twenty percent (20%) of the voting power of the then issued and outstanding capital stock of the Corporation, nor may any Person, either alone or together with its Related Persons, enter into any agreement, plan or other arrangement (other than the Investor Rights Agreement) with any other Person, either alone or together with its Related Persons, under circumstances that would result in the shares of capital stock of the Corporation that are subject to such agreement, plan or other arrangement not being voted on any matter or matters or any proxy relating thereto being withheld, where the effect of such agreement, plan or other arrangement would be to enable any Person, either alone or together with its Related Persons, to vote, possess the right to vote or cause the voting of shares of the capital stock of the Corporation that would represent more than twenty percent (20%) of said voting power.

(ii) Subject to clauses (iii) and (iv) below:

(A) The limitations in clauses (i)(A) and (i)(C) above shall not apply in the case of any class of stock that does not have the right by its terms to vote in the election of members of the Board of Directors of the Corporation or on other matters that may require the approval of the holders of voting shares of the Corporation (other than matters affecting the rights, preferences or privileges of said class of stock); and

(B) The limitations in clauses (i)(A) and (i)(C) above (except with respect to Exchange Members and their Related Persons) may be waived by the Board of Directors of the Corporation pursuant to a resolution duly adopted by the Board of Directors, if, in connection with taking such action, the Board of Directors adopts a resolution stating that it is the determination of such Board that such action will not impair the ability of

BATS Exchange, Inc. to carry out its functions and responsibilities as an "exchange" under the Act and the rules and regulations promulgated thereunder, that it is otherwise in the best interests of the Corporation, its stockholders and BATS Exchange, Inc., and that it will not impair the ability of the United States Securities and Exchange Commission (the "Commission") to enforce the Act and the rules and regulations promulgated thereunder, and such resolution shall not be effective until it is filed with and approved by the Commission. In making the determinations referred to in the immediately preceding sentence, the Board of Directors may impose on the Person in question and its Related Persons such conditions and restrictions that it may in its sole discretion deem necessary, appropriate or desirable in furtherance of the objectives of the Act and the rules and regulations promulgated thereunder, and the governance of BATS Exchange, Inc.

(iii) Notwithstanding clauses (ii)(A) and (ii)(B) above, in any case where a Person, either alone or together with its Related Persons, would own or vote more than any of the above percentage limitations upon consummation of any proposed sale, assignment or transfer of the Corporation's capital stock, such sale, assignment or transfer shall not become effective until the Board of Directors of the Corporation shall have determined, by resolution, that such Person and its Related Persons are not subject to any applicable "statutory disqualification" (within the meaning of Section 3(a)(39) of the Act).

(iv) Notwithstanding clauses (ii)(A) and (ii)(B) above, and without giving effect to same, any Exchange Member that, either alone or together with its Related Persons, proposes to own, directly or indirectly, of record or beneficially, shares of the capital stock of the Corporation constituting more than twenty percent (20%) of the outstanding shares of any class of capital stock of the Corporation and any Person that, either alone or together with its Related Persons, proposes to own, directly or indirectly, of record or beneficially, shares of the capital stock of the Corporation constituting more than forty percent (40%) of the outstanding shares of any class of capital stock of the Corporation, or to exercise voting rights, or grant any proxies or consents with respect to shares of the capital stock of the Corporation constituting more than twenty percent (20%) of the voting power of the then issued and outstanding shares of capital stock of the Corporation, shall have delivered to the Board of Directors of the Corporation a notice in writing, not less than forty-five (45) days (or any shorter period to which said Board shall expressly consent), before the proposed ownership of such shares, or the proposed exercise of said voting rights or the granting of said proxies or consents, of its intention to do so

(c) *Required Notices*.

(i) Any Person that, either alone or together with its Related Persons, owns, directly or indirectly (whether by acquisition or by a change in the number of shares outstanding), of record or beneficially, five percent (5%) or more of the then outstanding shares of capital stock of the Corporation (excluding shares of any class of stock that does not have the right by its terms to vote generally in the election of members of the Board of Directors of the Corporation) shall, immediately upon acquiring knowledge of its ownership of five percent (5%) or more of the then outstanding shares of such stock, give the Board of Directors written notice of such ownership, which notice shall state: (A) such Person's full legal name; (B) such Person's title or status and the date on which such title or status was acquired; (C) such Person's (and its Related Person's) approximate ownership interest of the Corporation; and (D) whether such Person has the power, directly or indirectly, to direct the management or policies of the Corporation, whether through ownership of securities, by contract or otherwise.

(ii) Each Person required to provide written notice pursuant to subparagraph (c)(i) of this Article FIFTH shall update such notice promptly after any change in the contents of that notice; provided that no such updated notice shall be required to be provided to the Board of Directors: (A) in the event of an increase or decrease in the ownership percentage so reported of less than one percent (1%) of the then outstanding shares of any class of capital stock (such increase or decrease to be measured cumulatively from the amount shown on the last such notice), unless any increase or decrease of less than one percent (1%) results in such Person owning more than twenty percent (20%) or more than forty percent (40%) of the shares of any class of capital stock then outstanding (at a time when such Person previously owned less than such percentages) or such Person owning less than twenty percent (20%) or less than forty percent (40%) of the shares of any class of capital stock then outstanding (at a time when such Person previously owned more than such percentages); or (B) in the event the Corporation issues additional shares of capital stock (or securities convertible into capital stock) or takes any other action that dilutes the ownership of such Person, or acquires or redeems shares of outstanding capital stock or takes any other action that increases the ownership of such Person, in each case without any change in the number of shares held by such Person.

(iii) The Board of Directors of the Corporation shall have the right to require any Person reasonably believed to be subject to and in violation of this Article FIFTH to provide the Corporation complete information as to all shares of stock of the Corporation owned, directly or indirectly, of record or beneficially, by such Person and its Related Persons and as to any other factual matter relating to the applicability or effect of this Article FIFTH as may reasonably be requested of such Person.

(d) *Effect of Purported Transfers and Voting in Violation of this Article.* If any stockholder purports to sell, transfer, assign or pledge to any Person, other than the Corporation, any shares of the Corporation that would violate the provisions of this Article FIFTH, then the Corporation shall record on the books of the Corporation the transfer of only that number of shares that would not violate the provisions of this Article FIFTH and shall treat the remaining shares as owned by the purported transferor, for all purposes, including without limitation, voting, payment of dividends and distributions with respect to such shares, whether upon liquidation or otherwise. If any stockholder purports to vote, or to grant any proxy or enter into any agreement, plan or other arrangement relating to the voting of, shares that would violate the provisions of this Article FIFTH, then the Corporation shall not honor such vote, proxy, agreement, plan or other arrangement to the extent that such provisions would be violated, and any shares subject to that arrangement shall not be entitled to be voted to the extent of such violation.

(e) _Right to Redeem Shares Purportedly Transferred in Violation of this Article_. If any stockholder purports to sell, transfer, assign, pledge, or own any shares of the Corporation in violation of the provisions of this Article Fifth, then the Corporation shall have the right to, and shall promptly after confirming such violation and to the extent funds are legally available, redeem the shares sold, transferred, assigned, pledged, or owned in violation of the provisions of this Article Fifth for a price per share equal to the fair market value of those shares. Written notice shall be given by the Secretary of the Corporation to the holder or holders of record with respect to the redeemable shares at the address of the holder or holders of record appearing on the books of the Corporation, which notice shall specify a date for redemption of the shares that shall be not less than ten (10) days nor more than thirty (30) days from the date of such notice. Any shares that have been so called for redemption shall not be deemed outstanding shares for the purpose of voting or determining the total number of shares entitled to vote on any matter on and after the date on which written notice of redemption has been given to the holder or holders of those shares if a sum sufficient to redeem such shares shall have been irrevocably deposited or set aside to pay the redemption price to the holder or holders of the shares upon surrender of certificates for those shares. Written notice shall be given by the Secretary of the Corporation to all holders of record appearing on the books of the Corporation of any redemption by the Corporation (including, without limitation, a redemption pursuant to this clause (e)) (in each case, a "Redemption") not more than ten (10) days after consummation of the Redemption, which notice shall specify the number of shares outstanding after the Redemption of each class of the Corporation's capital stock.

Board of Directors

SIXTH: The number of directors may be increased or decreased from time to time by a resolution adopted by the Board of Directors. Directors shall be elected by the stockholders of the Corporation pursuant to and in accordance with this Certificate of Incorporation and the By-Laws of the Corporation. Election of directors need not be by written ballot unless the By-Laws of the Corporation shall so provide. The Board of Directors or any individual director may be removed from office in accordance with the By-Laws of the Corporation.

Duration

SEVENTH: The duration of the Corporation shall be perpetual.

By-Laws

EIGHTH: The Board of Directors shall have the power to adopt, amend or repeal By-Laws of the Corporation. The By-Laws of the Corporation may also be amended or repealed, or new By-Laws of the Corporation may be adopted, by action taken by the stockholders of the

Corporation. All amendments to the Corporation's By-Laws must be made in accordance with procedures set out in the By-Laws of the Corporation.

Indemnification and Limitation of Director Liability

NINTH:

(a) *Indemnification*. The Corporation shall provide indemnification for members of its Board of Directors, members of committees of the Board of Directors and of other committees of the Corporation, and its executive officers, and may provide indemnification for its other officers and its agents and employees, and those serving another corporation, partnership, joint venture, trust or other enterprise at the request of the Corporation, in each case to the maximum extent permitted by Delaware law; provided, however, that the Corporation may limit the extent of such indemnification by individual contracts with its directors and executive officers; and, provided, further, that the Corporation shall not be required to indemnify any person in connection with any proceeding (or part thereof) initiated by such person or any proceeding by such person against the Corporation or its directors, officers, employees or other agents unless (i) such indemnification is expressly required to be made by law, (ii) the proceeding was authorized by the Board of Directors of the Corporation or (iii) such indemnification is provided by the Corporation, in its sole discretion, pursuant to the powers vested in the Corporation under the General Corporation Law of Delaware.

(b) *Limitation of Liability*. To the fullest extent not prohibited by the General Corporation Law of the State of Delaware, as it exists on the date this Certificate of Incorporation is adopted or as such law may later be amended, no director of the Corporation shall be liable to the Corporation or its stockholders for monetary damages for any breach of fiduciary duty as a director. No amendment to or repeal of this Article shall adversely affect any right or protection of a director of the Corporation that exists at the time of such amendment or repeal with respect to any actions taken, or inactions, prior thereto.

Action without Meeting

TENTH: Action may be taken by the stockholders of the Corporation, without a meeting, by written consent as and to the extent provided at the time by the General Corporation Law of Delaware.

Compromise or Other Arrangement

ELEVENTH: Whenever a compromise or arrangement is proposed between the Corporation and its creditors or any class of them and/or between the Corporation and its stockholders or any class of them, any court of equitable jurisdiction within the State of Delaware may, on the application in a summary way of the Corporation or of any creditor or stockholder thereof or on the application of any receiver or receivers appointed for the Corporation under Section 291 of Title 8 of the Delaware Code or on the application of trustees in dissolution or of any receiver or receivers appointed for the Corporation under Section 279 of Title 8 of the Delaware Code, order a meeting of the creditors or class of creditors, and/or of the stockholders or class of stockholders of the Corporation, as the case may be, to be summoned in such manner as such court directs. If a majority in number representing three fourths in value of the creditors or class of creditors, and/or of the stockholders or class of stockholders of the Corporation, as the case may be, agree to any compromise or arrangement and to any reorganization of the Corporation as consequence of such compromise or arrangement, the said compromise or arrangement and the said reorganization shall, if sanctioned by the court to which the said application has been made, be binding on all the creditors or class of creditors, and/or on all the stockholders or class of stockholders, of the Corporation, as the case may be, and also on the Corporation.

Amendment of Certificate of Incorporation

TWELFTH The Corporation reserves the right to amend this Certificate of Incorporation, and to change or repeal any provision of this Certificate of Incorporation, in the manner prescribed at the time by statute (provided, however, that any such amendment, change or repeal must be first approved by the Board of Directors), and all rights conferred upon stockholders in this Certificate of Incorporation are granted subject to this reservation. For so long as the Corporation shall control, directly or indirectly, BATS Exchange, Inc., before any amendment to or repeal of any provision of this Certificate of Incorporation shall be effective, those changes shall be submitted to the Board of Directors of BATS Exchange, Inc. and if the same must be filed with or filed with and approved by the Commission before the changes may be effective, under Section 19 of the Act and the rules and regulations promulgated thereunder by the Commission or otherwise, then the proposed changes to the Certificate of Incorporation of this Corporation shall not be effective until filed with or filed with and approved by the Commission, as the case may be.

The undersigned has caused this Amended and Restated Certificate of Incorporation to be executed this 10th day of December, 2008.

By: [signature]
Authorized Officer

Name: Joe Ratterman (Chief Executive Officer)

Delaware

PAGE 1

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE RESTATED CERTIFICATE OF "BATS GLOBAL MARKETS, INC.", FILED IN THIS OFFICE ON THE EIGHTEENTH DAY OF NOVEMBER, A.D. 2010, AT 2:32 O'CLOCK P.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE NEW CASTLE COUNTY RECORDER OF DEEDS.





Jeffrey W. Bullock, Secretary of State

4301465 8100

101102293

AUTHENTICATION: 8365726

DATE: 11-18-10

State of Delaware
Secretary of State
Division of Corporations
Delivered 02:30 PM 11/10/2010
FILED 02:32 PM 11/10/2010
SRV 101102293 - 4381463 FILE

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF BATS GLOBAL MARKETS, INC.

(Pursuant to Sections 242 and 245 of the General Corporation Law of the State of Delaware)

BATS Global Markets, Inc., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "General Corporation Law"),

DOES HEREBY CERTIFY:

That the name of this corporation is BATS Global Markets, Inc. and that this corporation was originally incorporated pursuant to the General Corporation Law on June 29, 2007 under the name BATS Holdings, Inc.

That the Board of Directors duly adopted resolutions proposing to amend and restate the Certificate of Incorporation of this corporation, declaring said amendment and restatement to be advisable and in the best interests of this corporation and its stockholders, and authorizing the appropriate officers of this corporation to solicit the consent of the stockholders therefore, which resolution setting forth the proposed amendment and restatement is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended and restated in its entirety to read as follows:

Name

FIRST: The name of the Corporation is BATS Global Markets, Inc. (the "Corporation").

Registered Office

SECOND: The initial registered office of the Corporation in the State of Delaware is 1209 Orange Street, Wilmington, County of New Castle, Delaware 19801, and the name of its initial registered agent at that address is The Corporation Trust Company.

Purpose

THIRD: The purpose or purposes of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

Authorized Stock

FOURTH:

(a) The total number of shares of stock that the Corporation shall have authority to issue is 20,000,000 shares of common stock having a par value of $.01 per share.

CHI2_2441030.1

Limitations on Transfer, Ownership and Voting

FIFTH: In addition to any limitations on the transfer of shares of the Corporation's capital stock set forth in the By-Laws of the Corporation, the following shall apply to the fullest extent permitted by law:

(a) *Definitions*. As used in this Article FIFTH:

(i) The term "Person" shall mean a natural person, partnership, corporation, limited liability company, entity, government, or political subdivision, agency or instrumentality of a government;

(ii) The term "Related Persons" shall mean with respect to any Person: (A) any "affiliate" of such Person (as such term is defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended (the "Act")); (B) any other Person with which such first Person has any agreement, arrangement or understanding (whether or not in writing) to act together for the purpose of acquiring, voting, holding or disposing of shares of the capital stock of the Corporation (provided no Person shall be deemed a Related Person pursuant to this clause (B) solely as a result of such Person's being or becoming a party to an Investor Rights Agreement entered into by and among the Corporation and the stockholders named therein on January 1, 2008 (the "Investor Rights Agreement")); (C) in the case of a Person that is a company, corporation or similar entity, any executive officer (as defined under Rule 3b-7 under the Act) or director of such Person and, in the case of a Person that is a partnership or limited liability company, any general partner, managing member or manager of such Person, as applicable; (D) in the case of any Person that is a registered broker or dealer that has been admitted to membership in the national securities exchange known as BATS Exchange, Inc. or the national securities exchange known as BATS Y-Exchange, Inc. (hereinafter, either such national securities exchange shall be referred to generally as an "Exchange" and any such Person, an "Exchange Member"), any Person that is associated with the Exchange Member (as determined using the definition of "person associated with a member" as defined under Section 3(a)(21) of the Act); (E) in the case of a Person that is a natural person and Exchange Member, any broker or dealer that is also an Exchange Member with which such Person is associated; (F) in the case of a Person that is a natural person, any relative or spouse of such Person, or any relative of such spouse who has the same home as such Person or who is a director or officer of the Corporation or any of its parents or subsidiaries; (G) in the case of a Person that is an executive officer (as defined under Rule 3b-7 under the Act) or a director of a company, corporation or similar entity, such company, corporation or entity, as applicable; and (H) in the case of a Person that is a general partner, managing member or manager of a partnership or limited liability company, such partnership or limited liability company, as applicable; and

(iii) The term "beneficially own", "own beneficially" or any derivative thereof shall have the meaning set forth in Rule 13d-3 under the Act.

(b) *Limitations*.

(i) For so long as the Corporation shall control, directly or indirectly, an Exchange except as provided in clause (ii) below:

(A) No Person, either alone or together with its Related Persons, may own, directly or indirectly, of record or beneficially, shares constituting more than forty percent (40%) of any class of capital stock of the Corporation;

(B) No Exchange Member, either alone or together with its Related Persons, may own, directly or indirectly, of record or beneficially, shares constituting more than twenty percent (20%) of any class of capital stock of the Corporation; and

(C) No Person, either alone or together with its Related Persons, at any time may, directly, indirectly or pursuant to any voting trust, agreement, plan or other arrangement (other than the Investor Rights Agreement), vote or cause the voting of shares of the capital stock of the Corporation or give any consent or proxy with respect to shares representing more than twenty percent (20%) of the voting power of the then issued and outstanding capital stock of the Corporation, nor may any Person, either alone or together with its Related Persons, enter into any agreement, plan or other arrangement (other than the Investor Rights Agreement) with any other Person, either alone or together with its Related Persons, under circumstances that would result in the shares of capital stock of the Corporation that are subject to such agreement, plan or other arrangement not being voted on any matter or matters or any proxy relating thereto being withheld, where the effect of such agreement, plan or other arrangement would be to enable any Person, either alone or together with its Related Persons, to vote, possess the right to vote or cause the voting of shares of the capital stock of the Corporation that would represent more than twenty percent (20%) of said voting power.

(ii) Subject to clauses (iii) and (iv) below:

(A) The limitations in clauses (i)(A) and (i)(C) above shall not apply in the case of any class of stock that does not have the right by its terms to vote in the election of members of the Board of Directors of the Corporation or on other matters that may require the approval of the holders of voting shares of the Corporation (other than matters affecting the rights, preferences or privileges of said class of stock); and

(B) The limitations in clauses (i)(A) and (i)(C) above (except with respect to Exchange Members and their Related Persons) may be waived by the Board of Directors of the Corporation pursuant to a resolution duly adopted by the Board of Directors, if, in connection with taking such action, the Board of Directors adopts a resolution stating that it is the determination of such Board that such action will not impair the ability of an Exchange to carry out its functions and responsibilities as an "exchange" under the Act and the rules and regulations promulgated thereunder, that it is otherwise in the best interests of the Corporation, its stockholders and the Exchange, and that it will not impair the ability of the United States Securities and Exchange Commission (the "Commission") to enforce the Act and the rules and regulations promulgated thereunder, and such resolution shall not be effective until it is filed with and approved by the Commission. In making the determinations referred to in the immediately preceding sentence, the Board of Directors may impose on the Person in question and its Related Persons such conditions and restrictions that it may in its sole discretion deem necessary, appropriate or desirable in furtherance of the objectives of the Act and the rules and regulations promulgated thereunder, and the governance of the applicable Exchange.

(iii) Notwithstanding clauses (ii)(A) and (ii)(B) above, in any case where a Person, either alone or together with its Related Persons, would own or vote more than any of the above percentage limitations upon consummation of any proposed sale, assignment or transfer of the Corporation's capital stock, such sale, assignment or transfer shall not become effective until the Board of Directors of the Corporation shall have determined, by resolution, that such Person and its Related Persons are not subject to any applicable "statutory disqualification" (within the meaning of Section 3(a)(39) of the Act).

(iv) Notwithstanding clauses (ii)(A) and (ii)(B) above, and without giving effect to same, any Exchange Member that, either alone or together with its Related Persons, proposes to own, directly or indirectly, of record or beneficially, shares of the capital stock of the Corporation constituting more than twenty percent (20%) of the outstanding shares of any class of capital stock of the Corporation and any Person that, either alone or together with its Related Persons, proposes to own, directly or indirectly, of record or beneficially, shares of the capital stock of the Corporation constituting more than forty percent (40%) of the outstanding shares of any class of capital stock of the Corporation, or to exercise voting rights, or grant any proxies or consents with respect to shares of the capital stock of the Corporation constituting more than twenty percent (20%) of the voting power of the then issued and outstanding shares of capital stock of the Corporation, shall have delivered to the Board of Directors of the Corporation a notice in writing, not less than forty-five (45) days (or any shorter period to which said Board shall expressly consent), before the proposed ownership of such shares, or the proposed exercise of said voting rights or the granting of said proxies or consents, of its intention to do so.

(c) *Required Notices*.

(i) Any Person that, either alone or together with its Related Persons, owns, directly or indirectly (whether by acquisition or by a change in the number of shares outstanding), of record or beneficially, five percent (5%) or more of the then outstanding shares of capital stock of the Corporation (excluding shares of any class of stock that does not have the right by its terms to vote generally in the election of members of the Board of Directors of the Corporation) shall, immediately upon acquiring knowledge of its ownership of five percent (5%) or more of the then outstanding shares of such stock, give the Board of Directors written notice of such ownership, which notice shall state: (A) such Person's full legal name; (B) such Person's title or status and the date on which such title or status was acquired; (C) such Person's (and its Related Person's) approximate ownership interest of the Corporation; and (D) whether such Person has the power, directly or indirectly, to direct the management or policies of the Corporation, whether through ownership of securities, by contract or otherwise.

(ii) Each Person required to provide written notice pursuant to subparagraph (c)(i) of this Article FIFTH shall update such notice promptly after any change in the contents of that notice; provided that no such updated notice shall be required to be provided to the Board of Directors: (A) in the event of an increase or decrease in the ownership percentage so reported of less than one percent (1%) of the then outstanding shares of any class of capital stock (such increase or decrease to be measured cumulatively from the amount shown on the last such notice), unless any increase or decrease of less than one percent (1%) results in such Person owning more than twenty percent (20%) or more than forty percent (40%) of the shares of any class of capital stock then outstanding (at a time when such Person previously owned less than such percentages) or such Person owning less than twenty percent (20%) or less than forty percent (40%) of the shares of any class of capital stock then outstanding (at a time when such Person previously owned more than such percentages); or (B) in the event the Corporation issues additional shares of capital stock (or securities convertible into capital stock) or takes any other action that dilutes the ownership of such Person, or acquires or redeems shares of outstanding capital stock or takes any other action that increases the ownership of such Person, in each case without any change in the number of shares held by such Person.

(iii) The Board of Directors of the Corporation shall have the right to require any Person reasonably believed to be subject to and in violation of this Article FIFTH to provide the Corporation complete information as to all shares of stock of the Corporation owned, directly or indirectly, of record or beneficially, by such Person and its Related Persons and as to any other factual matter relating to the applicability or effect of this Article FIFTH as may reasonably be requested of such Person.

(d) *Effect of Purported Transfers and Voting in Violation of this Article.* If any stockholder purports to sell, transfer, assign or pledge to any Person, other than the Corporation, any shares of the Corporation that would violate the provisions of this Article FIFTH, then the Corporation shall record on the books of the Corporation the transfer of only that number of shares that would not violate the provisions of this Article FIFTH and shall treat the remaining shares as owned by the purported transferor, for all purposes, including without limitation, voting, payment of dividends and distributions with respect to such shares, whether upon liquidation or otherwise. If any stockholder purports to vote, or to grant any proxy or enter into any agreement, plan or other arrangement relating to the voting of, shares that would violate the provisions of this Article FIFTH, then the Corporation shall not honor such vote, proxy, agreement, plan or other arrangement to the extent that such provisions would be violated, and any shares subject to that arrangement shall not be entitled to be voted to the extent of such violation.

(c) *Right to Redeem Shares Purportedly Transferred in Violation of this Article*. If any stockholder purports to sell, transfer, assign, pledge, or own any shares of the Corporation in violation of the provisions of this Article Fifth, then the Corporation shall have the right to, and shall promptly after confirming such violation and to the extent funds are legally available, redeem the shares sold, transferred, assigned, pledged, or owned in violation of the provisions of this Article Fifth for a price per share equal to the fair market value of those shares. Written notice shall be given by the Secretary of the Corporation to the holder or holders of record with respect to the redeemable shares at the address of the holder or holders of record appearing on the books of the Corporation, which notice shall specify a date for redemption of the shares that shall be not less than ten (10) days nor more than thirty (30) days from the date of such notice. Any shares that have been so called for redemption shall not be deemed outstanding shares for the purpose of voting or determining the total number of shares entitled to vote on any matter on and after the date on which written notice of redemption has been given to the holder or holders of those shares if a sum sufficient to redeem such shares shall have been irrevocably deposited or set aside to pay the redemption price to the holder or holders of the shares upon surrender of certificates for those shares. Written notice shall be given by the Secretary of the Corporation to all holders of record appearing on the books of the Corporation of any redemption by the Corporation (including, without limitation, a redemption pursuant to this clause (c)) (in each case, a "Redemption") not more than ten (10) days after consummation of the Redemption, which notice shall specify the number of shares outstanding after the Redemption of each class of the Corporation's capital stock.

Board of Directors

SIXTH: The number of directors may be increased or decreased from time to time by a resolution adopted by the Board of Directors. Directors shall be elected by the stockholders of the Corporation pursuant to and in accordance with this Certificate of Incorporation and the By-Laws of the Corporation. Election of directors need not be by written ballot unless the By-Laws of the Corporation shall so provide. The Board of Directors or any individual director may be removed from office in accordance with the By-Laws of the Corporation.

Duration

SEVENTH: The duration of the Corporation shall be perpetual.

By-Laws

EIGHTH: The Board of Directors shall have the power to adopt, amend or repeal By-Laws of the Corporation. The By-Laws of the Corporation may also be amended or repealed, or new By-Laws of the Corporation may be adopted, by action taken by the stockholders of the

Corporation. All amendments to the Corporation's By-Laws must be made in accordance with procedures set out in the By-Laws of the Corporation.

Indemnification and Limitation of Director Liability

NINTH:

(a) *Indemnification*. The Corporation shall provide indemnification for members of its Board of Directors, members of committees of the Board of Directors and of other committees of the Corporation, and its executive officers, and may provide indemnification for its other officers and its agents and employees, and those serving another corporation, partnership, joint venture, trust or other enterprise at the request of the Corporation, in each case to the maximum extent permitted by Delaware law; provided, however, that the Corporation may limit the extent of such indemnification by individual contracts with its directors and executive officers; and, provided, further, that the Corporation shall not be required to indemnify any person in connection with any proceeding (or part thereof) initiated by such person or any proceeding by such person against the Corporation or its directors, officers, employees or other agents unless (i) such indemnification is expressly required to be made by law, (ii) the proceeding was authorized by the Board of Directors of the Corporation or (iii) such indemnification is provided by the Corporation, in its sole discretion, pursuant to the powers vested in the Corporation under the General Corporation Law of Delaware.

(b) *Limitation of Liability*. To the fullest extent not prohibited by the General Corporation Law of the State of Delaware, as it exists on the date this Certificate of Incorporation is adopted or as such law may later be amended, no director of the Corporation shall be liable to the Corporation or its stockholders for monetary damages for any breach of fiduciary duty as a director. No amendment to or repeal of this Article shall adversely affect any right or protection of a director of the Corporation that exists at the time of such amendment or repeal with respect to any actions taken, or inactions, prior thereto.

Action without Meeting

TENTH: Action may be taken by the stockholders of the Corporation, without a meeting, by written consent as and to the extent provided at the time by the General Corporation Law of Delaware.

Compromise or Other Arrangement

ELEVENTH: Whenever a compromise or arrangement is proposed between the Corporation and its creditors or any class of them and/or between the Corporation and its stockholders or any class of them, any court of equitable jurisdiction within the State of Delaware may, on the application in a summary way of the Corporation or of any creditor or stockholder thereof or on the application of any receiver or receivers appointed for the Corporation under Section 291 of Title 8 of the Delaware Code or on the application of trustees in dissolution or of any receiver or receivers appointed for the Corporation under Section 279 of Title 8 of the Delaware Code, order a meeting of the creditors or class of creditors, and/or of the stockholders or class of stockholders of the Corporation, as the case may be, to be summoned in such manner as such court directs. If a majority in number representing three fourths in value of the creditors or class of creditors, and/or of the stockholders or class of stockholders of the Corporation, as the case may be, agree to any compromise or arrangement and to any reorganization of the Corporation as consequence of such compromise or arrangement, the said compromise or arrangement and the said reorganization shall, if sanctioned by the court to which the said application has been made, be binding on all the creditors or class of creditors, and/or on all the stockholders or class of stockholders, of the Corporation, as the case may be, and also on the Corporation.

Amendment of Certificate of Incorporation

TWELFTH. The Corporation reserves the right to amend this Certificate of Incorporation, and to change or repeal any provision of this Certificate of Incorporation, in the manner prescribed at the time by statute (provided, however, that any such amendment, change or repeal must be first approved by the Board of Directors), and all rights conferred upon stockholders in this Certificate of Incorporation are granted subject to this reservation. For so long as the Corporation shall control, directly or indirectly, an Exchange, before any amendment to or repeal of any provision of this Certificate of Incorporation shall be effective, those changes shall be submitted to the Board of Directors of such Exchange and if the same must be filed with or filed with and approved by the Commission before the changes may be effective, under Section 19 of the Act and the rules and regulations promulgated thereunder by the Commission or otherwise, then the proposed changes to the Certificate of Incorporation of this Corporation shall not be effective until filed with or filed with and approved by the Commission, as the case may be.

The undersigned has caused this Amended and Restated Certificate of Incorporation to be executed this 18th day of November, 2010.

By: /s/ Joseph P. Ratterman
Authorized Officer – Chief Executive Officer

Name: Joseph P. Ratterman (Chief Executive Officer)

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE RESTATED CERTIFICATE OF "BATS GLOBAL MARKETS, INC.", FILED IN THIS OFFICE ON THE FOURTH DAY OF MAY, A.D. 2011, AT 2:18 O'CLOCK P.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE NEW CASTLE COUNTY RECORDER OF DEEDS.


SECRETARY OF STATE
DELAWARE



Jeffrey W. Bullock, Secretary of State

4381465 8100

110491520

AUTHENTICATION: 8730255

DATE: 05-04-11

State of Delaware
Secretary of State
Division of Corporations
Delivered 02:23 PM 05/04/2011
FILED 02:18 PM 05/04/2011
SRV 110491520 - 4381465 FILE

SECOND AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF BATS GLOBAL MARKETS, INC.

(Pursuant to Sections 242 and 245 of the General Corporation Law of the State of Delaware)

BATS Global Markets, Inc., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "General Corporation Law"),

DOES HEREBY CERTIFY:

That the name of this corporation is BATS Global Markets, Inc. and that this corporation was originally incorporated pursuant to the General Corporation Law on June 29, 2007 under the name BATS Holdings, Inc. The original Certificate of Incorporation of the Corporation was amended and restated by filing with the Secretary of State of Delaware an Amended and Restated Certificate of Incorporation dated as of November 18, 2010.

That the Board of Directors duly adopted resolutions proposing to amend and restate the Certificate of Incorporation of this corporation as heretofore amended, declaring said amendment and restatement to be advisable and in the best interests of this corporation and its stockholders, and authorizing the appropriate officers of this corporation to solicit the consent of the stockholders therefore, which resolution setting forth the proposed amendment and restatement is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended and restated in its entirety to read as follows:

Name

FIRST: The name of the Corporation is BATS Global Markets, Inc. (the "Corporation").

Registered Office

SECOND: The initial registered office of the Corporation in the State of Delaware is 1209 Orange Street, Wilmington, County of New Castle, Delaware 19801, and the name of its initial registered agent at that address is The Corporation Trust Company.

Purpose

THIRD: The purpose or purposes of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

Authorized Stock

FOURTH:

(a) The total number of shares of stock that the Corporation shall have authority to issue is 25,000,000 shares of common stock having a par value of $.01 per share ("Common Stock") of which 24,500,000 are designated as Voting Common Stock ("Voting Common Stock"), and 500,000 are designated as Non-Voting Common Stock ("Non-Voting Common Stock"). The rights, preferences, powers, privileges, and the restrictions, qualifications and limitations of the Non-Voting Common Stock are identical with those of the Voting Common Stock other than in respect of voting and conversion rights as set forth herein, and for all purposes under this Certificate of Incorporation, the Voting Common Stock and Non-Voting Common Stock shall together constitute a single class of shares of the capital stock of the Corporation.

(b) *Voting Rights.*

(i) *Voting Common Stock.* Except as otherwise required by law or this Certificate of Incorporation, the holders of the Voting Common Stock shall possess exclusively all voting power, and each holder of Voting Common Stock shall have one vote in respect of each share held by him of record on the books of the Corporation for the election of directors and on all matters submitted to a vote of shareholders of the Corporation.

(ii) *Non-Voting Common Stock.* Except as otherwise required by law, shares of Non-Voting Common Stock shall be non-voting; *provided* that so long as any shares of Non-Voting Common Stock are outstanding, the Corporation shall not, without the written consent of a majority of the outstanding shares of Non-Voting Common Stock or the affirmative vote of holders of a majority of the outstanding shares of Non-Voting Common Stock at a meeting of the holders of Non-Voting Common Stock duly called for such purpose, amend, alter or repeal (by merger, consolidation, combination, reclassification or otherwise) its Certificate of Incorporation or bylaws so as to adversely affect (disproportionately relative to the Voting Common Stock) the preferences, rights or powers of the Non-Voting Common Stock.

(c) *Conversion of Non-Voting Common Stock.*

(i) Upon a transfer by any holder of any issued and outstanding shares of Non-Voting Common Stock (other than a subsidiary of the Corporation) to a person other than any Related Person of such holder, the shares of Non-Voting Common Stock so transferred shall automatically, without any action on part of the transferor, the transferee or the Corporation, be converted into an equal number of shares of Voting Common Stock upon the consummation of such transfer. Upon surrender of the certificate or certificates representing the shares so transferred and converted the Corporation shall issue and deliver in accordance with the surrendering holder's instructions the certificate or certificates representing the shares of Voting Common Stock into which such transferred shares of Non-Voting Common Stock have been converted.

(ii) The shares of Non-Voting Common Stock shall be convertible into shares of Voting Common Stock on a one-to-one basis at any time and from time to time at the option of the holder. Any such conversion shall be effected by the surrender to the Corporation of the certificate or certificates representing the Non-Voting Common Stock, together with written notice by the holder of such Non-Voting Common Stock, stating that such holder desires to convert the shares of Non-Voting Common Stock, or a stated number of such shares represented by such certificate or certificates, into an equal number of shares of the Voting Common Stock. Such notice shall also state the name or names (with addresses) and denominations in which the certificate or certificates for shares of Voting Common Stock are to be issued and shall include instructions for the delivery thereof. The Corporation shall promptly upon receipt of such notice and certificates, issue and deliver in accordance with the surrendering holder's instructions the certificate or certificates evidencing the shares of Voting Common Stock issuable upon such conversion, and the Corporation will deliver to the converting holder a certificate representing any Non-Voting Common Stock shares which were represented by the certificate or certificates delivered to the Corporation in connection with such conversion that were not converted. Such conversion, to the extent permitted by law, shall be deemed to have been effected as of the close of business on the date on which such surrendered certificate or certificates shall have been received by the Corporation.

(d) Concurrently with the filing of this Second Amended and Restated Certificate of Incorporation with the Secretary of State of Delaware, all shares of common stock outstanding immediately prior to such filing shall be redesignated as Voting Common Stock, and all rights exercisable or convertible into common stock outstanding immediately prior to such filing shall be redesignated exercisable or convertible into Voting Common Stock.

Limitations on Transfer, Ownership and Voting

FIFTH: In addition to any limitations on the transfer of shares of the Corporation's capital stock set forth in the By-Laws of the Corporation, the following shall apply to the fullest extent permitted by law:

(a) *Definitions*. As used in this Article FIFTH:

(i) The term "Person" shall mean a natural person, partnership, corporation, limited liability company, entity, government, or political subdivision, agency or instrumentality of a government;

(ii) The term "Related Persons" shall mean with respect to any Person: (A) any "affiliate" of such Person (as such term is defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended (the "Act")); (B) any other Person with which such first Person has any agreement, arrangement or understanding (whether or not in writing) to act together for the purpose of acquiring, voting, holding or disposing of shares of the capital stock of the Corporation (provided no Person shall be deemed a Related Person pursuant to this clause (B) solely as a result of such Person's being or becoming a party to an Investor Rights Agreement entered into by and among the Corporation and the stockholders named therein on January 1, 2008 (the "Investor Rights Agreement")); (C) in the case of a Person that is a company, corporation or similar entity, any executive officer (as defined under Rule 3b-7 under the Act) or director of such Person and, in the case of a Person that is a partnership or limited liability company, any general partner, managing member or manager of such Person, as applicable; (D) in the case of any Person that is a registered broker or dealer that has been admitted to membership in the national securities exchange known as BATS Exchange, Inc. or the national securities exchange known as BATS Y-Exchange, Inc. (hereinafter, either such national securities exchange shall be referred to generally as an "Exchange" and any such Person, an "Exchange Member"), any Person that is associated with the Exchange Member (as determined using the definition of "person associated with a member" as defined under Section 3(a)(21) of the Act); (E) in the case of a Person that is a natural person and Exchange Member, any broker or dealer that is also an Exchange Member with which such Person is associated; (F) in the case of a Person that is a natural person, any relative or spouse of such Person, or any relative of such spouse who has the same home as such Person or who is a director or officer of the Corporation or any of its parents or subsidiaries; (G) in the case of a Person that is an executive officer (as defined under Rule 3b-7 under the Act) or a director of a company, corporation or similar entity, such company, corporation or entity, as applicable; and (H) in the case of a Person that is a general partner, managing member or manager of a partnership or limited liability company, such partnership or limited liability company, as applicable; and

(iii) The term "beneficially own", "own beneficially" or any derivative thereof shall have the meaning set forth in Rule 13d-3 under the Act.

(b) *Limitations.*

(i) For so long as the Corporation shall control, directly or indirectly, an Exchange except as provided in clause (ii) below:

(A) No Person, either alone or together with its Related Persons, may own, directly or indirectly, of record or beneficially, shares constituting more than forty percent (40%) of any class of capital stock of the Corporation;

(B) No Exchange Member, either alone or together with its Related Persons, may own, directly or indirectly, of record or beneficially, shares constituting more than twenty percent (20%) of any class of capital stock of the Corporation; and

(C) No Person, either alone or together with its Related Persons, at any time may, directly, indirectly or pursuant to any voting trust, agreement, plan or other arrangement (other than the Investor Rights Agreement), vote or cause the voting of shares of the capital stock of the Corporation or give any consent or proxy with respect to shares representing more than twenty percent (20%) of the voting power of the then issued and outstanding capital stock of the Corporation, nor may any Person, either alone or together with its Related Persons, enter into any agreement, plan or other arrangement (other than the Investor Rights Agreement) with any other Person, either alone or together with its Related Persons, under circumstances that would result in the shares of capital stock of the Corporation that are subject to such agreement, plan or other arrangement not being voted on any matter or matters or any proxy relating thereto being withheld, where the effect of such agreement, plan or other arrangement would be to enable any Person, either alone or together with its Related Persons, to vote, possess the right to vote or cause the voting of shares of the capital stock of the Corporation that would represent more than twenty percent (20%) of said voting power.

(ii) Subject to clauses (iii) and (iv) below:

(A) The limitations in clauses (i)(A) and (i)(C) above shall not apply in the case of any class of stock that does not have the right by its terms to vote in the election of members of the Board of Directors of the Corporation or on other matters that may require the approval of the holders of voting shares of the Corporation (other than matters affecting the rights, preferences or privileges of said class of stock); and

(B) The limitations in clauses (i)(A) and (i)(C) above (except with respect to Exchange Members and their Related Persons) may be waived by the Board of Directors of the Corporation pursuant to a resolution duly adopted by the Board of Directors, if, in connection with taking such action, the Board of Directors adopts a resolution stating that it is the determination of such Board that such action will not impair the ability of an Exchange to carry out its functions and responsibilities as an "exchange" under the Act and the rules and regulations promulgated thereunder, that it is otherwise in the best interests of the Corporation, its stockholders and the Exchange, and that it will not impair the ability of the United States Securities and Exchange Commission (the "Commission") to enforce the Act and the rules and regulations promulgated thereunder, and such resolution shall not be effective until it is filed with and approved by the Commission. In making the determinations referred to in the immediately preceding sentence, the Board of Directors may impose on the Person in question and its Related Persons such conditions and restrictions that it may in its sole discretion deem necessary, appropriate or desirable in furtherance of the objectives of the Act and the rules and regulations promulgated thereunder, and the governance of the applicable Exchange.

(iii) Notwithstanding clauses (ii)(A) and (ii)(B) above, in any case where a Person, either alone or together with its Related Persons, would own or vote more than any of the above percentage limitations upon consummation of any proposed sale, assignment or transfer of the Corporation's capital stock, such sale, assignment or transfer shall not become effective until the Board of Directors of the Corporation shall have determined, by resolution, that such Person and its Related Persons are not subject to any applicable "statutory disqualification" (within the meaning of Section 3(a)(39) of the Act).

(iv) Notwithstanding clauses (ii)(A) and (ii)(B) above, and without giving effect to same, any Exchange Member that, either alone or together with its Related Persons, proposes to own, directly or indirectly, of record or beneficially, shares of the capital stock of the Corporation constituting more than twenty percent (20%) of the outstanding shares of any class of capital stock of the Corporation and any Person that, either alone or together with its Related Persons, proposes to own, directly or indirectly, of record or beneficially, shares of the capital stock of the Corporation constituting more than forty percent (40%) of the outstanding shares of any class of capital stock of the Corporation, or to exercise voting rights, or grant any proxies or consents with respect to shares of the capital stock of the Corporation constituting more than twenty percent (20%) of the voting power of the then issued and outstanding shares of capital stock of the Corporation, shall have delivered to the Board of Directors of the Corporation a notice in writing, not less than forty-five (45) days (or any shorter period to which said Board shall expressly consent), before the proposed ownership of such shares, or the proposed exercise of said voting rights or the granting of said proxies or consents, of its intention to do so.

(c) *Required Notices*.

(i) Any Person that, either alone or together with its Related Persons, owns, directly or indirectly (whether by acquisition or by a change in the number of shares outstanding), of record or beneficially, five percent (5%) or more of the then outstanding shares of capital stock of the Corporation (excluding shares of any class of stock that does not have the right by its terms to vote generally in the election of members of the Board of Directors of the Corporation) shall, immediately upon acquiring knowledge of its ownership of five percent (5%) or more of the then outstanding shares of such stock, give the Board of Directors written notice of such ownership, which notice shall state: (A) such Person's full legal name; (B) such Person's title or status and the date on which such title or status was acquired; (C) such Person's (and its Related Person's) approximate ownership interest of the Corporation; and (D) whether such Person has the power, directly or indirectly, to direct the management or policies of the Corporation, whether through ownership of securities, by contract or otherwise.

(ii) Each Person required to provide written notice pursuant to subparagraph (c)(i) of this Article FIFTH shall update such notice promptly after any change in the contents of that notice; provided that no such updated notice shall be required to be provided to the Board of Directors: (A) in the event of an increase or decrease in the ownership percentage so reported of less than one percent (1%) of the then outstanding shares of any class of capital stock (such increase or decrease to be measured cumulatively from the amount shown on the last such notice), unless any increase or decrease of less than one percent (1%) results in such Person owning more than twenty percent (20%) or more than forty percent (40%) of the shares of any class of capital stock then outstanding (at a time when such Person previously owned less than such percentages) or such Person owning less than twenty percent (20%) or less than forty percent (40%) of the shares of any class of capital stock then outstanding (at a time when such

Person previously owned more than such percentages); or (B) in the event the Corporation issues additional shares of capital stock (or securities convertible into capital stock) or takes any other action that dilutes the ownership of such Person, or acquires or redeems shares of outstanding capital stock or takes any other action that increases the ownership of such Person, in each case without any change in the number of shares held by such Person.

(iii) The Board of Directors of the Corporation shall have the right to require any Person reasonably believed to be subject to and in violation of this Article FIFTH to provide the Corporation complete information as to all shares of stock of the Corporation owned, directly or indirectly, of record or beneficially, by such Person and its Related Persons and as to any other factual matter relating to the applicability or effect of this Article FIFTH as may reasonably be requested of such Person.

(d) *Effect of Purported Transfers and Voting in Violation of this Article*. If any stockholder purports to sell, transfer, assign or pledge to any Person, other than the Corporation, any shares of the Corporation that would violate the provisions of this Article FIFTH, then the Corporation shall record on the books of the Corporation the transfer of only that number of shares that would not violate the provisions of this Article FIFTH and shall treat the remaining shares as owned by the purported transferor, for all purposes, including without limitation, voting, payment of dividends and distributions with respect to such shares, whether upon liquidation or otherwise. If any stockholder purports to vote, or to grant any proxy or enter into any agreement, plan or other arrangement relating to the voting of, shares that would violate the provisions of this Article FIFTH, then the Corporation shall not honor such vote, proxy, agreement, plan or other arrangement to the extent that such provisions would be violated, and any shares subject to that arrangement shall not be entitled to be voted to the extent of such violation.

(e) *Right to Redeem Shares Purportedly Transferred in Violation of this Article*. If any stockholder purports to sell, transfer, assign, pledge, or own any shares of the Corporation in violation of the provisions of this Article Fifth, then the Corporation shall have the right to, and shall promptly after confirming such violation and to the extent funds are legally available, redeem the shares sold, transferred, assigned, pledged, or owned in violation of the provisions of this Article Fifth for a price per share equal to the fair market value of those shares. Written notice shall be given by the Secretary of the Corporation to the holder or holders of record with respect to the redeemable shares at the address of the holder or holders of record appearing on the books of the Corporation, which notice shall specify a date for redemption of the shares that shall be not less than ten (10) days nor more than thirty (30) days from the date of such notice. Any shares that have been so called for redemption shall not be deemed outstanding shares for the purpose of voting or determining the total number of shares entitled to vote on any matter on and after the date on which written notice of redemption has been given to the holder or holders of those shares if a sum sufficient to redeem such shares shall have been irrevocably deposited or set aside to pay the redemption price to the holder or holders of the shares upon surrender of certificates for those shares. Written notice shall be given by the Secretary of the Corporation to all holders of record appearing on the books of the Corporation of any redemption by the Corporation (including, without limitation, a redemption pursuant to this clause (e)) (in each case, a "Redemption") not more than ten (10) days after consummation of the Redemption, which notice shall specify the number of shares outstanding after the Redemption of each class of the Corporation's capital stock.

Board of Directors

SIXTH: The number of directors may be increased or decreased from time to time by a resolution adopted by the Board of Directors. Directors shall be elected by the stockholders of the Corporation pursuant to and in accordance with this Certificate of Incorporation and the By-Laws of the Corporation. Election of directors need not be by written ballot unless the By-Laws of the Corporation shall so provide. The Board of Directors or any individual director may be removed from office in accordance with the By-Laws of the Corporation.

Duration

SEVENTH: The duration of the Corporation shall be perpetual.

By-Laws

EIGHTH: The Board of Directors shall have the power to adopt, amend or repeal By-Laws of the Corporation. The By-Laws of the Corporation may also be amended or repealed, or new By-Laws of the Corporation may be adopted, by action taken by the stockholders of the Corporation. All amendments to the Corporation's By-Laws must be made in accordance with procedures set out in the By-Laws of the Corporation.

Indemnification and Limitation of Director Liability

NINTH:

(a) *Indemnification.* The Corporation shall provide indemnification for members of its Board of Directors, members of committees of the Board of Directors and of other committees of the Corporation, and its executive officers, and may provide indemnification for its other officers and its agents and employees, and those serving another corporation, partnership, joint venture, trust or other enterprise at the request of the Corporation, in each case to the maximum extent permitted by Delaware law; provided, however, that the Corporation may limit the extent of such indemnification by individual contracts with its directors and executive officers; and, provided, further, that the Corporation shall not be required to indemnify any person in connection with any proceeding (or part thereof) initiated by such person or any proceeding by such person against the Corporation or its directors, officers, employees or other agents unless (i) such indemnification is expressly required to be made by law, (ii) the proceeding was authorized by the Board of Directors of the Corporation or (iii) such indemnification is provided by the Corporation, in its sole discretion, pursuant to the powers vested in the Corporation under the General Corporation Law of Delaware.

(b) *Limitation of Liability.* To the fullest extent not prohibited by the General Corporation Law of the State of Delaware, as it exists on the date this Certificate of Incorporation is adopted or as such law may later be amended, no director of the Corporation shall be liable to the Corporation or its stockholders for monetary damages for any breach of fiduciary duty as a director. No amendment to or repeal of this Article shall adversely affect any right or protection of a director of the Corporation that exists at the time of such amendment or repeal with respect to any actions taken, or inactions, prior thereto.

Action without Meeting

TENTH: Action may be taken by the stockholders of the Corporation, without a meeting, by written consent as and to the extent provided at the time by the General Corporation Law of Delaware.

Compromise or Other Arrangement

ELEVENTH: Whenever a compromise or arrangement is proposed between the Corporation and its creditors or any class of them and/or between the Corporation and its stockholders or any class of them, any court of equitable jurisdiction within the State of Delaware may, on the application in a summary way of the Corporation or of any creditor or stockholder thereof or on the application of any receiver or receivers appointed for the Corporation under Section 291 of Title 8 of the Delaware Code or on the application of trustees in dissolution or of any receiver or receivers appointed for the Corporation under Section 279 of Title 8 of the Delaware Code, order a meeting of the creditors or class of creditors, and/or of the stockholders or class of stockholders of the Corporation, as the case may be, to be summoned in such manner as such court directs. If a majority in number representing three fourths in value of the creditors or class of creditors, and/or of the stockholders or class of stockholders of the Corporation, as the case may be, agree to any compromise or arrangement and to any reorganization of the Corporation as consequence of such compromise or arrangement, the said compromise or arrangement and the said reorganization shall, if sanctioned by the court to which the said application has been made, be binding on all the creditors or class of creditors, and/or on all the stockholders or class of stockholders, of the Corporation, as the case may be, and also on the Corporation.

Amendment of Certificate of Incorporation

TWELFTH. The Corporation reserves the right to amend this Certificate of Incorporation, and to change or repeal any provision of this Certificate of Incorporation, in the manner prescribed at the time by statute (provided, however, that any such amendment, change or repeal must be first approved by the Board of Directors), and all rights conferred upon stockholders in this Certificate of Incorporation are granted subject to this reservation. For so long as the Corporation shall control, directly or indirectly, an Exchange, before any amendment to or repeal of any provision of this Certificate of Incorporation shall be effective, those changes shall be submitted to the Board of Directors of such Exchange and if the same must be filed with or filed with and approved by the Commission before the changes may be effective, under Section 19 of the Act and the rules and regulations promulgated thereunder by the Commission or otherwise, then the proposed changes to the Certificate of Incorporation of this Corporation shall not be effective until filed with or filed with and approved by the Commission, as the case may be.

The undersigned has caused this Amended and Restated Certificate of Incorporation to be executed this 4th day of May, 2011.



By: ______________________
Authorized Officer

Name: Eric Swanson
Title: Secretary

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE RESTATED CERTIFICATE OF "BLUE GLOBAL MARKETS HOLDINGS, INC.", CHANGING ITS NAME FROM "BLUE GLOBAL MARKETS HOLDINGS, INC." TO "BATS GLOBAL MARKETS, INC.", FILED IN THIS OFFICE ON THE THIRTY-FIRST DAY OF JANUARY, A.D. 2014, AT 10:44 O'CLOCK A.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE NEW CASTLE COUNTY RECORDER OF DEEDS.


SECRETARY OF STATE
DELAWARE



Jeffrey W. Bullock, Secretary of State

5368481 8100

140116433

AUTHENTICATION: 1102324

DATE: 01-31-14

You may verify this certificate online at corp.delaware.gov/authver.shtml

State of Delaware
Secretary of State
Division of Corporations
Delivered 10:44 AM 01/31/2014
FILED 10:44 AM 01/31/2014
SRV 140116433 - 5368481 FILE

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

BLUE GLOBAL MARKETS HOLDINGS, INC.

Pursuant to the provisions of § 242 and § 245 of the
General Corporation Law of the State of Delaware

FIRST: The present name of the corporation is Blue Global Markets Holdings, Inc. (the "**Corporation**"). The date of filing of the original Certificate of Incorporation of the Corporation with the Secretary of State of the State of Delaware was August 22, 2013 under the name BATS Global Markets Holdings, Inc.

SECOND: The Certificate of Incorporation of the Corporation is hereby amended in its entirety as set forth in the Amended and Restated Certificate of Incorporation attached as Exhibit A hereto.

THIRD: The Amended and Restated Certificate of Incorporation herein certified has been duly adopted by the sole stockholder in accordance with the provisions of § 228, 242, and 245 of the General Corporation Law of the State of Delaware.

FOURTH: This Certificate shall become effective as of upon the filing of this Amended and Restated Certificate of Incorporation with the Secretary of State of the State of Delaware.

IN WITNESS WHEREOF, The undersigned has caused this Amended and Restated Certificate of Incorporation to be executed this 31st day of January, 2014.

BLUE GLOBAL MARKETS HOLDINGS, INC.

By: 

Name: Joe Ratterman
Title: President

EXHIBIT A

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF BATS GLOBAL MARKETS, INC.

Name

FIRST: The name of the Corporation is BATS Global Markets, Inc. (the "Corporation").

Registered Office

SECOND: The initial registered office of the Corporation in the State of Delaware is 1209 Orange Street, Wilmington, County of New Castle, Delaware 19801, and the name of its initial registered agent at that address is The Corporation Trust Company.

Purpose

THIRD: The purpose or purposes of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

Authorized Stock

FOURTH:

(a) The total number of shares of stock that the Corporation shall have authority to issue is 75,000,000 shares of common stock having a par value of $.01 per share ("Common Stock") of which 55,000,000 are designated as Voting Common Stock ("Voting Common Stock"), 10,000,000 are designated as Class A Non-Voting Common Stock ("Class A Non-Voting Common Stock"), and 10,000,000 are designated as Class B Non-Voting Common Stock ("Class B Non-Voting Common Stock" and, together with the Class A Non-Voting Common Stock, "Non-Voting Common Stock"). The rights, preferences, powers, privileges, and the restrictions, qualifications and limitations of the Voting Common Stock, Class A Non-Voting Common Stock and Class B Non-Voting Common Stock are identical, other than in respect of voting and conversion rights as set forth herein, and, except as otherwise provided herein, for all purposes under this Certificate of Incorporation, the Voting Common Stock, Class A Non-Voting Common Stock and Class B Non-Voting Common Stock shall together constitute a single class of shares of the capital stock of the Corporation.

(b) *Voting Rights.*

(i) *Voting Common Stock.* Except as otherwise required by law or this Certificate of Incorporation, the holders of the Voting Common Stock shall possess exclusively all voting power, and each holder of Voting Common Stock shall have one vote in respect of each share held by him of record on the books of the Corporation for the election of directors and on all matters submitted to a vote of shareholders of the Corporation.

(ii) *Class A Non-Voting Common Stock*. Except as otherwise required by law, shares of Class A Non-Voting Common Stock shall be non-voting; *provided* that so long as any shares of Class A Non-Voting Common Stock are outstanding, the Corporation shall not, without the written consent of a majority of the outstanding shares of Class A Non-Voting Common Stock or the affirmative vote of holders of a majority of the outstanding shares of Class A Non-Voting Common Stock at a meeting of the holders of Class A Non-Voting Common Stock duly called for such purpose, amend, alter or repeal (by merger, consolidation, combination, reclassification or otherwise) its Certificate of Incorporation or bylaws so as to adversely affect (disproportionately relative to the Voting Common Stock or the Class B Non-Voting Common Stock) the preferences, rights or powers of the Class A Non-Voting Common Stock.

(iii) *Class B Non-Voting Common Stock*. Except as otherwise required by law, shares of Class B Non-Voting Common Stock shall be non-voting; *provided* that so long as any shares of Class B Non-Voting Common Stock are outstanding, the Corporation shall not, without the written consent of a majority of the outstanding shares of Class B Non-Voting Common Stock or the affirmative vote of holders of a majority of the outstanding shares of Class B Non-Voting Common Stock at a meeting of the holders of Class B Non-Voting Common Stock duly called for such purpose, amend, alter or repeal (by merger, consolidation, combination, reclassification or otherwise) its Certificate of Incorporation or bylaws so as to adversely affect (disproportionately relative to the Voting Common Stock or the Class A Non-Voting Common Stock) the preferences, rights or powers of the Class B Non-Voting Common Stock.

(c) *Conversion of Class A Non-Voting Common Stock*.

(i) Upon a transfer by any holder of any issued and outstanding shares of Class A Non-Voting Common Stock to a person other than any Related Person of such holder or upon any other Non-Voting ISE Conversion Event (as defined in the Investor Rights Agreement), the shares of Class A Non-Voting Common Stock so transferred (or all shares in connection with a termination of the Investor Rights Agreement) shall automatically, without any action on the part of the transferor, the transferee or the Corporation, be converted into an equal number of shares of Voting Common Stock upon the consummation of such transfer. Upon surrender of the certificate or certificates representing the shares so transferred and converted the Corporation shall issue and deliver in accordance with the surrendering holder's instructions the certificate or certificates representing the shares of Voting Common Stock into which such transferred shares of Class A Non-Voting Common Stock have been converted.

(ii) The shares of Class A Non-Voting Common Stock shall be convertible into shares of Voting Common Stock on a one-to-one basis at any time and from time to time at the option of the holder. Any such conversion shall be effected by the surrender to the Corporation of the certificate or certificates representing the Class A Non-Voting Common Stock, together with written notice by the holder of such Class A Non-Voting Common Stock, stating that such holder desires to convert the shares of Class A Non-Voting Common Stock, or a stated number of such shares represented by such certificate or certificates, into an equal number of shares of the Voting Common Stock. Such notice shall also state the name or names (with addresses) and denominations in which the certificate or certificates for shares of Voting Common Stock are to be issued and shall include instructions for the delivery thereof. The Corporation shall promptly upon receipt of such notice and certificates, issue and deliver in accordance with the surrendering holder's instructions the certificate or certificates evidencing the shares of Voting Common Stock issuable upon such conversion, and the Corporation will deliver to the converting holder a certificate representing any Class A Non-Voting Common Stock shares which were represented by the certificate or certificates delivered to the Corporation in connection with such conversion that were not converted. Such conversion, to the extent permitted by law, shall be deemed to have been effected as of the close of business on the date on which such surrendered certificate or certificates shall have been received by the Corporation.

(d) *Conversion of Class B Non-Voting Common Stock.*

(i) The shares of Class B Non-Voting Common Stock shall only be convertible, on a one-for-one basis, into shares of Voting Common Stock following a Qualified Transfer (as defined below). The term "Qualified Transfer" shall mean a sale or other transfer of Class B Non-Voting Common Stock by a holder of such shares: (a) in a widely distributed public offering registered pursuant to the Securities Act of 1933, as amended, (b) in a private sale or transfer in which the relevant transferee (together with its Affiliates and other transferees acting in concert with it) acquires no more than 2% of any class of voting shares (as defined in 12 C.F.R. § 225.2(q)(3) and determined by giving effect to any such permitted conversion of transferred shares of Class B Non-Voting Common Stock upon such transfer pursuant to this Article FOURTH) of the Corporation, (c) to a transferee that (together with its Affiliates and other transferees acting in concert with it) owns or controls more than 50% of any class of voting shares (as defined in 12 C.F.R. § 225.2(q)(3)) of the Corporation without regard to any transfer of shares from the transferring holder of shares of Class B Non-Voting Common Stock or (d) to the Corporation. As used in this subparagraph (d)(i) of this Article FOURTH, the term "Affiliate" shall mean, with respect to any Person, any other Person directly or indirectly controlling, controlled by or under common control with such Person, and "control" (including, with correlative meanings, the terms "controlled by" and "under common control with") has the meaning set forth in 12 C.F.R. § 225.2(e)(1).

(ii) Following a Qualified Transfer, a holder of such transferred shares of Class B Non-Voting Common Stock may surrender to the Corporation the certificate or certificates representing the Class B Non-Voting Common Stock, and any evidence of the Qualified Transfer as the Corporation may reasonably request, together with written notice by the holder of such Class B Non-Voting Common Stock, stating that such holder desires to convert the shares of Class B Non-Voting Common Stock, or a stated number of such shares represented by such certificate or certificates, into an equal number of shares of Voting Common Stock. Such notice shall also state the name or names (with addresses) and denominations in which the certificate or certificates for shares of Voting Common Stock are to be issued and include instructions for the delivery thereof. The Corporation shall promptly upon receipt of such notice, certificates and evidence of a Qualified Transfer as it may reasonably request, issue and deliver in accordance with the surrendering holder's instructions the certificate or certificates evidencing the shares of Voting Common Stock issuable upon conversion, and the Corporation will deliver to the converting holder a certificate representing any Class B Non-Voting Common Stock shares which were represented by the certificate or certificates delivered to the Corporation in connection with such conversion that were not converted. Except as otherwise provided herein, such conversion, to the extent permitted by law, shall be deemed to have been effected as of the close of business on the date on which such surrendered certificate or certificates shall have been received by the Corporation.

Limitations on Transfer, Ownership and Voting

FIFTH: In addition to any limitations on the transfer of shares of the Corporation's capital stock set forth in the Bylaws of the Corporation, the following shall apply to the fullest extent permitted by law:

(a) *Definitions*. As used in this Article FIFTH:

(i) The term "Person" shall mean a natural person, partnership, corporation, limited liability company, entity, government, or political subdivision, agency or instrumentality of a government;

(ii) The term "Related Persons" shall mean with respect to any Person: (A) any "affiliate" of such Person (as such term is defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended (the "Act")); (B) any other Person with which such first Person has any agreement, arrangement or understanding (whether or not in writing) to act together for the purpose of acquiring, voting, holding or disposing of shares of the capital stock of the Corporation (provided no Person shall be deemed a Related Person pursuant to this clause (B) solely as a result of such Person's being or becoming a party to an Investor Rights Agreement entered into by and among the Corporation and the stockholders named therein on or about the date hereof, (the "Investor Rights Agreement")); (C) in the case of a Person that is a company, corporation or similar entity, any executive officer (as defined under Rule 3b-7 under the Act) or director of such Person and, in the case of a Person that is a partnership or limited liability company, any general partner, managing member or manager of such Person, as applicable; (D) in the case of any Person that is a registered broker or dealer that has been admitted to membership in any national securities exchange registered under Section 6 of the Act with the Securities and Exchange Commission (the "Commission") that is a direct or indirect subsidiary of the Corporation (hereinafter, any such national securities exchange shall be referred to generally as an "Exchange" and any such Person, an "Exchange Member"), any Person that is associated with the Exchange Member (as determined using the definition of "person associated with a member" as defined under Section 3(a)(21) of the Act); (E) in the case of a Person that is a natural person and Exchange Member, any broker or dealer that is also an Exchange Member with which such Person is associated; (F) in the case of a Person that is a natural person, any relative or spouse of such Person, or any relative of such spouse who has the same home as such Person or who is a director or officer of the Corporation or any of its parents or subsidiaries; (G) in the case of a Person that is an executive officer (as defined under Rule 3b-7 under the Act) or a director of a company, corporation or similar entity, such company, corporation or entity, as applicable; and (H) in the case of a Person that is a general partner, managing member or manager of a partnership or limited liability company, such partnership or limited liability company, as applicable; and

(iii) The term "beneficially own", "own beneficially" or any derivative thereof shall have the meaning set forth in Rule 13d-3 under the Act.

(b) *Limitations*.

(i) For so long as the Corporation shall control, directly or indirectly, an Exchange except as provided in clause (ii) below:

(A) No Person, either alone or together with its Related Persons, may own, directly or indirectly, of record or beneficially, shares constituting more than forty percent (40%) of any class of capital stock of the Corporation;

(B) No Exchange Member, either alone or together with its Related Persons, may own, directly or indirectly, of record or beneficially, shares constituting more than twenty percent (20%) of any class of capital stock of the Corporation; and

(C) No Person, either alone or together with its Related Persons, at any time may, directly, indirectly or pursuant to any voting trust, agreement, plan or other arrangement (other than the Investor Rights Agreement), vote or cause the voting of shares of the capital stock of the Corporation or give any consent or proxy with respect to shares representing more than twenty percent (20%) of the voting power of the then issued and outstanding capital stock of the Corporation, nor may any Person, either alone or together with its Related Persons, enter into any agreement, plan or other arrangement (other than the Investor Rights Agreement) with any other Person, either alone or together with its Related Persons, under circumstances that would result in the shares of capital stock of the Corporation that are subject to such agreement, plan or other arrangement not being voted on any matter or matters or any proxy relating thereto being withheld, where the effect of such agreement, plan or other arrangement would be to enable any Person, either alone or together with its Related Persons, to vote, possess the right to vote or cause the voting of shares of the capital stock of the Corporation that would represent more than twenty percent (20%) of said voting power.

(ii) Subject to clauses (iii) and (iv) below:

(A) The limitations in clauses (i)(A) and (i)(C) above shall not apply in the case of any class of stock that does not have the right by its terms to vote in the election of members of the Board of Directors of the Corporation or on other matters that may require the approval of the holders of voting shares of the Corporation (other than matters affecting the rights, preferences or privileges of said class of stock); and

(B) The limitations in clauses (i)(A) and (i)(C) above (except with respect to Exchange Members and their Related Persons) may be waived by the Board of Directors of the Corporation pursuant to a resolution duly adopted by the Board of Directors, if, in connection with taking such action, the Board of Directors adopts a resolution stating that it is the determination of such Board that such action will not impair the ability of an Exchange to carry out its functions and responsibilities as an "exchange" under the Act and the rules and regulations promulgated thereunder, that it is otherwise in the best interests of the Corporation, its stockholders and the Exchange, and that it will not impair the ability of the Commission to enforce the Act and the rules and regulations promulgated thereunder, and such resolution shall not be effective until it is filed with and approved by the Commission. In making the determinations referred to in the immediately preceding sentence, the Board of Directors may impose on the Person in question and its Related Persons such conditions and restrictions that it may in its sole discretion deem necessary, appropriate or desirable in furtherance of the objectives of the Act and the rules and regulations promulgated thereunder, and the governance of the applicable Exchange.

(iii) Notwithstanding clauses (ii)(A) and (ii)(B) above, in any case where a Person, either alone or together with its Related Persons, would own or vote more than any of the above percentage limitations upon consummation of any proposed sale, assignment or transfer of the Corporation's capital stock, such sale, assignment or transfer shall not become effective until the Board of Directors of the Corporation shall have determined, by resolution, that such Person and its Related Persons are not subject to any applicable "statutory disqualification" (within the meaning of Section 3(a)(39) of the Act).

(iv) Notwithstanding clauses (ii)(A) and (ii)(B) above, and without giving effect to same, any Exchange Member that, either alone or together with its Related Persons, proposes to own, directly or indirectly, of record or beneficially, shares of the capital stock of the Corporation constituting more than twenty percent (20%) of the outstanding shares of any class of capital stock of the Corporation and any Person that, either alone or together with its Related Persons, proposes to own, directly or indirectly, of record or beneficially, shares of the capital stock of the Corporation constituting more than forty percent (40%) of the outstanding shares of any class of capital stock of the Corporation, or to exercise voting rights, or grant any proxies or consents with respect to shares of the capital stock of the Corporation constituting more than twenty percent (20%) of the voting power of the then issued and outstanding shares of capital stock of the Corporation, shall have delivered to the Board of Directors of the Corporation a notice in writing, not less than forty-five (45) days (or any shorter period to which said Board shall expressly consent), before the proposed ownership of such shares, or the proposed exercise of said voting rights or the granting of said proxies or consents, of its intention to do so.

(c) *Required Notices*.

(i) Any Person that, either alone or together with its Related Persons, owns, directly or indirectly (whether by acquisition or by a change in the number of shares outstanding), of record or beneficially, five percent (5%) or more of the then outstanding shares of capital stock of the Corporation (excluding shares of any class of stock that does not have the right by its terms to vote generally in the election of members of the Board of Directors of the Corporation) shall, immediately upon acquiring knowledge of its ownership of five percent (5%) or more of the then outstanding shares of such stock, give the Board of Directors written notice of such ownership, which notice shall state: (A) such Person's full legal name; (B) such Person's title or status and the date on which such title or status was acquired; (C) such Person's (and its Related Person's) approximate ownership interest of the Corporation; and (D) whether such Person has the power, directly or indirectly, to direct the management or policies of the Corporation, whether through ownership of securities, by contract or otherwise.

(ii) Each Person required to provide written notice pursuant to subparagraph (c)(i) of this Article FIFTH shall update such notice promptly after any change in the contents of that notice; provided that no such updated notice shall be required to be provided to the Board of Directors: (A) in the event of an increase or decrease in the ownership percentage so reported of less than one percent (1%) of the then outstanding shares of any class of capital stock (such increase or decrease to be measured cumulatively from the amount shown on the last such notice), unless any increase or decrease of less than one percent (1%) results in such Person owning more than twenty percent (20%) or more than forty percent (40%) of the shares of any class of capital stock then outstanding (at a time when such Person previously owned less than such percentages) or such Person owning less than twenty percent (20%) or less than forty percent (40%) of the shares of any class of capital stock then outstanding (at a time when such Person previously owned more than such percentages); or (B) in the event the Corporation issues additional shares of capital stock (or securities convertible into capital stock) or takes any other action that dilutes the ownership of such Person, or acquires or redeems shares of outstanding capital stock or takes any other action that increases the ownership of such Person, in each case without any change in the number of shares held by such Person.

(iii) The Board of Directors of the Corporation shall have the right to require any Person reasonably believed to be subject to and in violation of this Article FIFTH to provide the Corporation complete information as to all shares of stock of the Corporation owned, directly or indirectly, of record or beneficially, by such Person and its Related Persons and as to any other factual matter relating to the applicability or effect of this Article FIFTH as may reasonably be requested of such Person.

(d) *Effect of Purported Transfers and Voting in Violation of this Article*. If any stockholder purports to sell, transfer, assign or pledge to any Person, other than the Corporation, any shares of the Corporation that would violate the provisions of this Article FIFTH, then the Corporation shall record on the books of the Corporation the transfer of only that number of shares that would not violate the provisions of this Article FIFTH and shall treat the remaining shares as owned by the purported transferor, for all purposes, including without limitation, voting, payment of dividends and distributions with respect to such shares, whether upon liquidation or otherwise. If any stockholder purports to vote, or to grant any proxy or enter into any agreement, plan or other arrangement relating to the voting of, shares that would violate the provisions of this Article FIFTH, then the Corporation shall not honor such vote, proxy, agreement, plan or other arrangement to the extent that such provisions would be violated, and any shares subject to that arrangement shall not be entitled to be voted to the extent of such violation.

(e) *Right to Redeem Shares Purportedly Transferred in Violation of this Article*. If any stockholder purports to sell, transfer, assign, pledge, or own any shares of the Corporation in violation of the provisions of this Article Fifth, then the Corporation shall have the right to, and shall promptly after confirming such violation and to the extent funds are legally available, redeem the shares sold, transferred, assigned, pledged, or owned in violation of the provisions of this Article Fifth for a price per share equal to the fair market value of those shares. Written notice shall be given by the Secretary of the Corporation to the holder or holders of record with respect to the redeemable shares at the address of the holder or holders of record appearing on the books of the Corporation, which notice shall specify a date for redemption of the shares that shall be not less than ten (10) days nor more than thirty (30) days from the date of such notice. Any shares that have been so called for redemption shall not be deemed outstanding shares for the purpose of voting or determining the total number of shares entitled to vote on any matter on and after the date on which written notice of redemption has been given to the holder or holders of those shares if a sum sufficient to redeem such shares shall have been irrevocably deposited or set aside to pay the redemption price to the holder or holders of the shares upon surrender of certificates for those shares. Written notice shall be given by the Secretary of the Corporation to all holders of record appearing on the books of the Corporation of any redemption by the Corporation (including, without limitation, a redemption pursuant to this clause (e)) (in each case, a "Redemption") not more than ten (10) days after consummation of the Redemption, which notice shall specify the number of shares outstanding after the Redemption of each class of the Corporation's capital stock.

Board of Directors

SIXTH: The number of directors may be increased or decreased from time to time by a resolution adopted by the Board of Directors. Directors shall be elected by the stockholders of the Corporation pursuant to and in accordance with this Certificate of Incorporation and the Bylaws of the Corporation. Election of directors need not be by written ballot unless the Bylaws of the Corporation shall so provide. The Board of Directors or any individual director may be removed from office in accordance with the Bylaws of the Corporation.

Duration

SEVENTH: The duration of the Corporation shall be perpetual.

Bylaws

EIGHTH: The Board of Directors shall have the power to adopt, amend or repeal Bylaws of the Corporation. The Bylaws of the Corporation may also be amended or repealed, or new Bylaws of the Corporation may be adopted, by action taken by the stockholders of the Corporation. All amendments to the Corporation's Bylaws must be made in accordance with procedures set out in the Bylaws of the Corporation.

Indemnification and Limitation of Director Liability

NINTH:

(a) *Indemnification.* The Corporation shall provide indemnification for members of its Board of Directors, members of committees of the Board of Directors and of other committees of the Corporation, and its executive officers, and may provide indemnification for its other officers and its agents and employees, and those serving another corporation, partnership, joint venture, trust or other enterprise at the request of the Corporation, in each case to the maximum extent permitted by Delaware law; provided, however, that the Corporation may limit the extent of such indemnification by individual contracts with its directors and executive officers; and, provided, further, that the Corporation shall not be required to indemnify any person in connection with any proceeding (or part thereof) initiated by such person or any proceeding by such person against the Corporation or its directors, officers, employees or other agents unless (i) such indemnification is expressly required to be made by law, (ii) the proceeding was authorized by the Board of Directors of the Corporation or (iii) such indemnification is provided by the Corporation, in its sole discretion, pursuant to the powers vested in the Corporation under the General Corporation Law of Delaware.

(b) *Limitation of Liability.* To the fullest extent not prohibited by the General Corporation Law of the State of Delaware, as it exists on the date this Certificate of Incorporation is adopted or as such law may later be amended, no director of the Corporation shall be liable to the Corporation or its stockholders for monetary damages for any breach of fiduciary duty as a director. No amendment to or repeal of this Article shall adversely affect any right or protection of a director of the Corporation that exists at the time of such amendment or repeal with respect to any actions taken, or inactions, prior thereto.

Action without Meeting

TENTH: Action may be taken by the stockholders of the Corporation, without a meeting, by written consent as and to the extent provided at the time by the General Corporation Law of Delaware.

Compromise or Other Arrangement

ELEVENTH: Whenever a compromise or arrangement is proposed between the Corporation and its creditors or any class of them and/or between the Corporation and its stockholders or any class of them, any court of equitable jurisdiction within the State of Delaware may, on the application in a summary way of the Corporation or of any creditor or stockholder thereof or on the application of any receiver or receivers appointed for the Corporation under Section 291 of Title 8 of the Delaware Code or on the application of trustees in dissolution or of any receiver or receivers appointed for the Corporation under Section 279 of Title 8 of the Delaware Code, order a meeting of the creditors or class of creditors, and/or of the stockholders or class of stockholders of the Corporation, as the case may be, to be summoned in such manner as such court directs. If a majority in number representing three fourths in value of the creditors or class of creditors, and/or of the stockholders or class of stockholders of the Corporation, as the case may be, agree to any compromise or arrangement and to any reorganization of the Corporation as consequence of such compromise or arrangement, the said compromise or arrangement and the said reorganization shall, if sanctioned by the court to which the said application has been made, be binding on all the creditors or class of creditors, and/or on all the stockholders or class of stockholders, of the Corporation, as the case may be, and also on the Corporation.

Amendment of Certificate of Incorporation

TWELFTH. The Corporation reserves the right to amend this Certificate of Incorporation, and to change or repeal any provision of this Certificate of Incorporation, in the manner prescribed at the time by statute (provided, however, that any such amendment, change or repeal must be first approved by the Board of Directors), and all rights conferred upon stockholders in this Certificate of Incorporation are granted subject to this reservation. For so long as the Corporation shall control, directly or indirectly, an Exchange, before any amendment to or repeal of any provision of this Certificate of Incorporation shall be effective, those changes shall be submitted to the Board of Directors of such Exchange and if the same must be filed with or filed with and approved by the Commission before the changes may be effective, under Section 19 of the Act and the rules and regulations promulgated thereunder by the Commission or otherwise, then the proposed changes to the Certificate of Incorporation of this Corporation shall not be effective until filed with or filed with and approved by the Commission, as the case may be.

AMENDED AND RESTATED

BYLAWS OF

BATS GLOBAL MARKETS, INC.

Dated as of January 31, 2014

TABLE OF CONTENTS

PAGE

AMENDED AND RESTATED
BYLAWS OF
BATS GLOBAL MARKETS, INC.

ARTICLE I
OFFICES

The initial registered office of the Corporation in the State of Delaware shall be located at 1209 Orange Street in the City of Wilmington, County of New Castle, State of Delaware. The initial registered agent at such address shall be The Corporation Trust Company. The Corporation may have such other office or offices, either within or without the State of Delaware, as the Board of Directors may from time to time designate or as the purposes of the Corporation may require from time to time.

ARTICLE II
STOCKHOLDERS MEETINGS

Section 2.01. Place of Meetings. Meetings of the Stockholders of the Corporation shall be held at such place, either within or without the State of Delaware, as may be designated from time to time by the Board of Directors.

Section 2.02. Annual Meeting.

(a) The annual meeting of the Stockholders of the Corporation, for the purpose of election of directors and for such other business as may lawfully come before it, shall be held on the third Tuesday of January of each year or at such other time as may be designated from time to time by the Board of Directors.

(b) At an annual meeting of the Stockholders, only such business shall be conducted as shall have been properly brought before the meeting. To be properly brought before an annual meeting, business must be: (A) specified in the notice of meeting (or any supplement thereto) given by or at the direction of the Board of Directors, (B) otherwise properly brought before the meeting by or at the direction of the Board of Directors, or (C) otherwise properly brought before the meeting by a Stockholder. For business to be properly brought before an annual meeting by a Stockholder, the Stockholder must have given timely notice thereof in writing to the Secretary of the Corporation. To be timely, a Stockholder's notice must be delivered to or mailed and received at the principal executive offices of the Corporation not later than the close of business on the sixtieth (60th) day nor earlier than the close of business on the ninetieth (90th) day prior to the first anniversary of the preceding year's annual meeting; provided, however, that in the event that no annual meeting was held in the previous year or the date of the annual meeting has been changed by more than thirty (30) days from the date contemplated at the time of the previous year's proxy statement, notice by the Stockholder to be timely must be so received not earlier than the close of business on the ninetieth (90th) day prior to such annual meeting and not later than the close of business on the later of the sixtieth (60th) day prior to such annual meeting or, in the event public announcement of the date of such annual meeting is first made by the

Corporation fewer than seventy (70) days prior to the date of such annual meeting, the close of business on the tenth (10th) day following the day on which public announcement of the date of such meeting is first made by the Corporation. A Stockholder's notice to the Secretary shall set forth as to each matter the Stockholder proposes to bring before the annual meeting: (i) a brief description of the business desired to be brought before the annual meeting and the reasons for conducting such business at the annual meeting, (ii) the name and address, as they appear on the Corporation's books, of the Stockholder proposing such business, (iii) the class and number of shares of the Corporation which are beneficially owned by the Stockholder, (iv) any material interest of the Stockholder in such business and (v) any other information that is required to be provided by the Stockholder pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended (the "1934 Act"), in his capacity as a proponent to a Stockholder proposal. Notwithstanding the foregoing, in order to include information with respect to a Stockholder proposal in the proxy statement and form of proxy for a Stockholder's meeting, Stockholders must provide notice as required by the regulations promulgated under the 1934 Act. Notwithstanding anything in these Bylaws to the contrary, no business shall be conducted at any annual meeting except in accordance with the procedures set forth in this paragraph (b). The chairman of the annual meeting shall, if the facts warrant, determine and declare at the meeting that business was not properly brought before the meeting and in accordance with the provisions of this paragraph (b), and, if he should so determine, he shall so declare at the meeting that any such business not properly brought before the meeting shall not be transacted.

(c) Only persons who are nominated in accordance with the procedures set forth in this Section 2.02(c) shall be eligible for election as directors. Nominations of persons for election to the Board of Directors of the Corporation may be made at a meeting of Stockholders by or at the direction of the Board of Directors or by any Stockholder of the Corporation entitled to vote in the election of directors at the meeting who complies with the notice procedures set forth in this paragraph (c) and Section 4.2 of that certain Investor Rights Agreement (the "Investor Agreement"), dated on or about the date hereof, as may be amended from time to time, for so long as such Investor Agreement is in effect (capitalized terms in the Investor Agreement shall have the meanings assigned to them in such Investor Agreement, a copy of which is attached to these Bylaws as Exhibit A). Such nominations, other than those made by or at the direction of the Board of Directors, shall be made pursuant to timely notice in writing to the Secretary of the Corporation in accordance with the provisions of paragraph (b) of this Section 2.02. Such Stockholder's notice shall set forth (i) as to each person, if any, whom the Stockholder proposes to nominate for election or re-election as a director: (A) the name, age, business address and residence address of such person, (B) the principal occupation or employment of such person, (C) the class and number of shares of the Corporation which are beneficially owned by such person, (D) a description of all arrangements or understandings between the Stockholder and each nominee and any other person or persons (naming such person or persons) pursuant to which the nominations are to be made by the Stockholder, and (E) any other information relating to such person that is required to be disclosed in solicitations of proxies for election of directors, or is otherwise required, in each case pursuant to Regulation 14A under the

1934 Act (including without limitation such person's written consent to being named in the proxy statement, if any, as a nominee and to serving as a director if elected); and (ii) as to such Stockholder giving notice, the information required to be provided pursuant to paragraph (b) of this Section 2.02. At the request of the Board of Directors, any person nominated by a Stockholder for election as a director shall furnish to the Secretary of the Corporation that information required to be set forth in the Stockholder's notice of nomination which pertains to the nominee. No person shall be eligible for election as a director of the Corporation unless nominated in accordance with the procedures set forth in this paragraph (c). The chairman of the meeting shall, if the facts warrant, determine and declare at the meeting that a nomination was not made in accordance with the procedures prescribed by these Bylaws, and if he should so determine, he shall so declare at the meeting, and the defective nomination shall be disregarded.

Section 2.03. Special Meetings.

(a) Special meetings of the Stockholders of the Corporation may be called, for any purpose or purposes, by (i) the Chairman of the Board of Directors, (ii) the Chief Executive Officer, (iii) the Board of Directors pursuant to a resolution adopted by a majority of the total number of authorized directors (whether or not there exist any vacancies in previously authorized directorships at the time any such resolution is presented to the Board of Directors for adoption) or (iv) by the holders of shares entitled to cast not less than ten percent (10%) of the votes at the meeting, and shall be held at such place, on such date, and at such time as the Board of Directors, shall fix.

(b) If a special meeting is called by any person or persons other than the Board of Directors, the request shall be in writing, specifying the general nature of the business proposed to be transacted, and shall be delivered personally or sent by registered mail or by telegraphic or other facsimile transmission to the Chairman of the Board of Directors, the Chief Executive Officer, or the Secretary of the Corporation. No business may be transacted at such special meeting otherwise than specified in such notice. The Board of Directors shall determine the time and place of such special meeting, which shall be held not less than thirty-five (35) nor more than one hundred twenty (120) days after the date of the receipt of the request. Upon determination of the time and place of the meeting, the officer receiving the request shall cause notice to be given to the Stockholders entitled to vote, in accordance with the provisions of Section 2.04 of these Bylaws. If the notice is not given within sixty (60) days after the receipt of the request, the person or persons requesting the meeting may set the time and place of the meeting and give the notice. Nothing contained in this Section 2.03(b) shall be construed as limiting, fixing, or affecting the time when a meeting of Stockholders called by action of the Board of Directors may be held.

Section 2.04. Notice of Meetings. Except as otherwise provided by law or the Certificate of Incorporation, written notice of each meeting of Stockholders shall be given not less than ten (10) nor more than sixty (60) days before the date of the meeting to each Stockholder entitled to vote at such meeting, such notice to specify the place, date and hour and purpose or purposes of the meeting. Notice of the time, place and purpose of any meeting of Stockholders may be waived in writing, signed by the person entitled to notice thereof, either before or after such meeting, and will be waived by any Stockholder by his attendance thereat in person or by proxy, except when the Stockholder attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Any Stockholder so waiving notice of such meeting shall be bound by the proceedings of any such meeting in all respects as if due notice thereof had been given.

Section 2.05. Quorum. At all meetings of Stockholders, except where otherwise provided by statute or by the Certificate of Incorporation, or by these Bylaws, the presence, in person or by proxy duly authorized, of the holders of a majority of the outstanding shares of stock entitled to vote shall constitute a quorum for the transaction of business. In the absence of a quorum, any meeting of Stockholders may be adjourned, from time to time, either by the chairman of the meeting or by vote of the holders of a majority of the shares represented thereat, but no other business shall be transacted at such meeting. The Stockholders present at a duly called or convened meeting, at which a quorum is present, may continue to transact business until adjournment, notwithstanding the withdrawal of enough Stockholders to leave less than a quorum. Except as otherwise provided by law, the Certificate of Incorporation or these Bylaws, all action taken by the holders of a majority of the vote cast, excluding abstentions, at any meeting at which a quorum is present shall be valid and binding upon the Corporation; provided, however, that directors shall be elected by a plurality of the votes of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors. Where a separate vote by a class or classes or series is required, except where otherwise provided by the statute or by the Certificate of Incorporation or these Bylaws, a majority of the outstanding shares of such class or classes or series, present in person or represented by proxy, shall constitute a quorum entitled to take action with respect to that vote on that matter and, except where otherwise provided by the statute or by the Certificate of Incorporation or these Bylaws, the affirmative vote of the majority (plurality, in the case of the election of directors) of the votes cast, excluding abstentions, by the holders of shares of such class or classes or series shall be the act of such class or classes or series.

Section 2.06. Adjournment and Notice of Adjourned Meetings. Any meeting of Stockholders, whether annual or special, may be adjourned from time to time either by the chairman of the meeting or by the vote of a majority of the shares casting votes, excluding abstentions. When a meeting is adjourned to another time or place, notice need not be given of the adjourned meeting if the time and place thereof are announced at the meeting at which the adjournment is taken. At the adjourned meeting, the Corporation may transact any business which might have been transacted at the original meeting. If the adjournment is for more than thirty (30) days or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each Stockholder of record entitled to vote at the meeting.

Section 2.07. Voting Rights. For the purpose of determining those Stockholders entitled to vote at any meeting of the Stockholders, except as otherwise provided by law or the Certificate of Incorporation, only persons in whose names shares stand on the stock records of the Corporation on the record date, as provided in Section 6.04 of these

Bylaws, shall be entitled to vote at any meeting of Stockholders. Every person entitled to vote or execute consents shall have the right to do so either in person or by an agent or agents authorized by a proxy granted in accordance with Delaware law. An agent so appointed need not be a Stockholder. No proxy shall be voted after three (3) years from its date of creation unless the proxy provides for a longer period.

Section 2.08. Joint Owners of Stock. If shares or other securities having voting power stand of record in the names of two (2) or more persons, whether fiduciaries, members of a partnership, joint tenants, tenants in common, tenants by the entirety, or otherwise, or if two (2) or more persons have the same fiduciary relationship respecting the same shares, unless the Secretary is given written notice to the contrary and is furnished with a copy of the instrument or order appointing them or creating the relationship wherein it is so provided, their acts with respect to voting shall have the following effect: (a) if only one (1) votes, his act binds all; (b) if more than one (1) votes, the act of the majority so voting binds all; (c) if more than one (1) votes, but the vote is evenly split on any particular matter, each faction may vote the securities in question proportionally, or may apply to the Delaware Court of Chancery for relief as provided in the General Corporation Law of Delaware, Section 217(b). If the instrument filed with the Secretary shows that any such tenancy is held in unequal interests, a majority or even split for the purpose of subsection (c) shall be a majority or even split in interest.

Section 2.09. List of Stockholders. The Secretary shall prepare and make, at least ten (10) days before every meeting of Stockholders, a complete list of the Stockholders entitled to vote at said meeting, arranged in alphabetical order, showing the address of each Stockholder and the number of shares registered in the name of each Stockholder. Such list shall be open to the examination of any Stockholder, for any purpose germane to the meeting, during ordinary business hours, for a period of at least ten (10) days prior to the meeting, either at a place within the city where the meeting is to be held, which place shall be specified in the notice of the meeting, or, if not specified, at the place where the meeting is to be held. The list shall be produced and kept at the time and place of meeting during the whole time thereof and may be inspected by any Stockholder who is present.

Section 2.10. Action Without Meeting.

(a) Unless otherwise provided in the Certificate of Incorporation, any action required by statute to be taken at any annual or special meeting of the Stockholders, or any action which may be taken at any annual or special meeting of the Stockholders, may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.

(b) Every written consent shall bear the date of signature of each Stockholder who signs the consent, and no written consent shall be effective to take the corporate action referred to therein unless, within sixty (60) days of the earliest dated consent delivered to the Corporation in the manner herein required, written consents signed by a sufficient number of Stockholders to take action are delivered to the Corporation by delivery to its registered office in the State of Delaware, its principal place of business or an officer or agent of the Corporation having custody of the book in which proceedings of meetings of Stockholders are recorded. Delivery made to a Corporation's registered office shall be by hand or by certified or registered mail, return receipt requested.

(c) Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those Stockholders who have not consented in writing. If the action which is consented to is such as would have required the filing of a certificate under any section of the General Corporation Law of the State of Delaware if such action had been voted on by Stockholders at a meeting thereof, then the certificate filed under such section shall state, in lieu of any statement required by such section concerning any vote of Stockholders, that written notice and written consent have been given as provided in Section 228 of the General Corporation Law of Delaware. Notwithstanding the foregoing, no such action by written consent may be taken following the closing of the initial public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended (the "1933 Act"), covering the offer and sale of Common Stock of the Corporation (the "Initial Public Offering").

Section 2.11. Organization.

(a) At every meeting of Stockholders, the Chairman of the Board of Directors, or, if a Chairman has not been appointed or is absent, the Chief Executive Officer, or, if the Chief Executive Officer is absent, a chairman of the meeting chosen by a majority in interest of the Stockholders entitled to vote, present in person or by proxy, shall act as chairman. The Secretary, or, in his absence, an Assistant Secretary directed to do so by the Chief Executive Officer, shall act as secretary of the meeting.

(b) The Board of Directors of the Corporation shall be entitled to make such rules or regulations for the conduct of meetings of Stockholders as it shall deem necessary, appropriate or convenient. Subject to such rules and regulations of the Board of Directors, if any, the chairman of the meeting shall have the right and authority to prescribe such rules, regulations and procedures and to do all such acts as, in the judgment of such chairman, are necessary, appropriate or convenient for the proper conduct of the meeting, including, without limitation, establishing an agenda or order of business for the meeting, rules and procedures for maintaining order at the meeting and the safety of those present, limitations on participation in such meeting to Stockholders of record of the Corporation and their duly authorized and constituted proxies and such other persons as the chairman shall permit, restrictions on entry to the meeting after the time fixed for the commencement thereof, limitations on the time allotted to questions or comments by participants and regulation of the opening and closing of the polls for balloting on matters which are to be voted on by ballot. Unless and to the extent determined by the Board of Directors or the chairman of the meeting, meetings of Stockholders shall not be required to be held in accordance with rules of parliamentary procedure.

ARTICLE III
DIRECTORS

Section 3.01. Number and Term of Office. The Board of Directors of the Corporation shall consist of fifteen (15) members, or such other number of members as determined from time to time by resolution of the Board of Directors, unless otherwise provided in the Certificate of Incorporation. Directors need not be Stockholders unless so required by the Certificate of Incorporation. If for any cause, the directors shall not have been elected at an annual meeting, they may be elected as soon thereafter as convenient at a special meeting of the Stockholders called for that purpose in the manner provided in these Bylaws. No person that is subject to any statutory disqualification (as defined in Section 3(a)(39) of the 1934 Act) may be a director of the Corporation.

Section 3.02. Powers. The powers of the Corporation shall be exercised, its business conducted and its property controlled by the Board of Directors, except as may be otherwise provided by statute or by the Certificate of Incorporation. The Board of Directors shall have the power to interpret these Bylaws and any interpretation made by it shall be final and conclusive.

Section 3.03. Vacancies. Unless otherwise provided in the Certificate of Incorporation, any vacancies on the Board of Directors resulting from death, resignation, disqualification, removal or other causes and any newly created directorships resulting from any increase in the number of directors, shall unless the Board of Directors determines by resolution that any such vacancies or newly created directorships shall be filled by Stockholders, be filled only by the affirmative vote of a majority of the directors then in office, even though less than a quorum of the Board of Directors. Any director elected in accordance with the preceding sentence shall hold office for the remainder of the full term of the director for which the vacancy was created or occurred and until such director's successor shall have been elected and qualified. A vacancy in the Board of Directors shall be deemed to exist under this Bylaw in the case of the death, removal or resignation of any director.

Section 3.04. Resignation. Any director may resign at any time by delivering his written resignation to the Secretary, such resignation to specify whether it will be effective at a particular time, upon receipt by the Secretary or at the pleasure of the Board of Directors. If no such specification is made, it shall be deemed effective at the pleasure of the Board of Directors. When one or more directors shall resign from the Board of Directors, effective at a future date, a majority of the directors then in office, including those who have so resigned, shall have the power to fill such vacancy or vacancies, the vote thereon to take effect when such resignation or resignations shall become effective, and each Director so chosen shall hold office for the unexpired portion of the term of the Director whose place shall be vacated and until his successor shall have been duly elected and qualified.

Section 3.05. Removal. Subject to the rights of the holders of any series of Common Stock, the Board of Directors or any individual director may be removed from office at any time (i) with cause by the affirmative vote of at least sixty-six and two-thirds percent (66 2/3%) of the voting power of all the then-outstanding shares of voting stock of the Corporation, entitled to vote at an election of directors (the "Voting Stock") or (ii) without cause by the affirmative vote of the holders of at least sixty-six and two-thirds percent (66 2/3%) of the voting power of all the then-outstanding shares of the Voting Stock.

Section 3.06. Meetings.

(a) **Annual Meetings.** The annual meeting of the Board of Directors shall be held immediately before or after the annual meeting of Stockholders and at the place where such meeting is held. No notice of an annual meeting of the Board of Directors shall be necessary and such meeting shall be held for the purpose of electing officers and transacting such other business as may lawfully come before it.

(b) **Regular Meetings.** Unless otherwise specified by the Certificate of Incorporation, regular meetings of the Board of Directors shall be held at any place within or without the State of Delaware which has been designated by resolution of the Board of Directors or the written consent of all directors.

(c) **Special Meetings.** Unless otherwise specified by the Certificate of Incorporation, special meetings of the Board of Directors may be held at any time and place within or without the State of Delaware whenever called by the Chairman of the Board, the Chief Executive Officer or any two of the directors.

(d) **Telephone Meetings.** Any member of the Board of Directors, or of any committee thereof, may participate in a meeting by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting by such means shall constitute presence in person at such meeting.

(e) **Notice of Meetings.** Notice of the time and place of all special meetings of the Board of Directors shall be orally or in writing, by telephone, facsimile, telegraph or telex, during normal business hours, at least twenty-four (24) hours before the date and time of the meeting, or sent in writing to each director by first class mail, charges prepaid, at least three (3) days before the date of the meeting. Notice of any meeting may be waived in writing at any time before or after the meeting and will be waived by any director by attendance thereat, except when the director attends the meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened.

(f) **Waiver of Notice.** The transaction of all business at any meeting of the Board of Directors, or any committee thereof, however called or noticed, or wherever held, shall be as valid as though had at a meeting duly held after regular call and notice, if a quorum be present and if, either before or after the meeting, each of the directors not present shall sign a written waiver of notice. All such waivers shall be filed with the corporate records or made a part of the minutes of the meeting.

Section 3.07. Quorum and Voting.

(a) Unless the Certificate of Incorporation requires a greater number and except with respect to indemnification questions arising under Section 10.01 hereof, for which a quorum shall be one third of the exact number of directors fixed from time to time in accordance with the Certificate of Incorporation, a quorum of the Board of Directors shall consist of a majority of the exact number of directors fixed from time to time by the Board of Directors in accordance with the Certificate of Incorporation; provided, however, at any meeting whether a quorum be present or otherwise, a majority of the directors present may adjourn from time to time until the time fixed for the next regular meeting of the Board of Directors, without notice other than by announcement at the meeting.

(b) At each meeting of the Board of Directors at which a quorum is present, all questions and business shall be determined by the affirmative vote of a majority of the directors present, unless a different vote be required by law, the Certificate of Incorporation or these Bylaws.

Section 3.08. Action Without Meeting. Unless otherwise restricted by the Certificate of Incorporation or these Bylaws, any action required or permitted to be taken at any meeting of the Board of Directors or of any committee thereof may be taken without a meeting, if all members of the Board of Directors or committee, as the case may be, consent thereto in writing, and such writing or writings are filed with the minutes of proceedings of the Board of Directors or committee.

Section 3.09. Fees and Compensation. Directors shall be entitled to such compensation for their services as may be approved by the Board of Directors, including, if so approved, by resolution of the Board of Directors, a fixed sum and expenses of attendance, if any, for attendance at each regular or special meeting of the Board of Directors and at any meeting of a committee of the Board of Directors. Nothing herein contained shall be construed to preclude any director from serving the Corporation in any other capacity as an officer, agent, employee, or otherwise and receiving compensation therefor.

Section 3.10. Committees.

(a) **Executive Committee.** The Board of Directors may by resolution passed by a majority of the whole Board of Directors appoint an Executive Committee to consist of one (1) or more members of the Board of Directors. The Executive Committee, to the extent permitted by law and provided in the resolution of the Board of Directors shall have and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the Corporation, including without limitation the power or authority to declare a dividend, to authorize the issuance of stock and to adopt a certificate of ownership and merger, and may authorize the seal of the Corporation to be affixed to all papers which may require it; but no such committee shall have the power or authority in reference to amending the Certificate of Incorporation (except that a committee may, to the extent authorized in the resolution or resolutions providing for the issuance of shares of stock adopted by the Board of Directors fix the designations and any of the preferences or rights of such shares relating to dividends, redemption, dissolution, any distribution of assets of the Corporation or the conversion into, or the exchange of such shares for, shares of any other class or classes or any other series of the same or any other class or classes of stock of the Corporation or fix the number of shares of any series of stock or authorize the increase or decrease of the shares of any series), adopting an agreement of merger or consolidation, recommending to the Stockholders the sale, lease or exchange of all or substantially all of the Corporation's property and assets, recommending to the Stockholders a dissolution of the Corporation or a revocation of a dissolution, or amending the Bylaws of the Corporation.

(b) **Other Committees.** The Board of Directors may, by resolution passed by a majority of the whole Board of Directors, from time to time appoint such other committees as may be permitted by law. Such other committees appointed by the Board of Directors shall consist of one (1) or more members of the Board of Directors and shall have such powers and perform such duties as may be prescribed by the resolution or resolutions creating such committees, but in no event shall such committee have the powers denied to the Executive Committee in these Bylaws.

(c) **Term.** Each member of a committee of the Board of Directors shall serve a term on the committee coexistent with such member's term on the Board of Directors. The Board of Directors, subject to the provisions of subsections (a) or (b) of this Bylaw may at any time increase or decrease the number of members of a committee or terminate the existence of a committee. The membership of a committee member shall terminate on the date of his death or voluntary resignation from the committee or from the Board of Directors. The Board of Directors may at any time for any reason remove any individual committee member and the Board of Directors may fill any committee vacancy created by death, resignation, removal or increase in the number of members of the committee. The Board of Directors may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee, and, in addition, in the absence or disqualification of any member of a committee, the member or members thereof present at any meeting and not disqualified from voting, whether or not he or they constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in the place of any such absent or disqualified member.

(d) **Meetings.** Unless the Board of Directors shall otherwise provide, regular meetings of the Executive Committee or any other committee appointed pursuant to this Section 3.10 shall be held at such times and places as are determined by the Board of Directors, or by any such committee, and when notice thereof has been given to each member of such committee, no further notice of such regular meetings need be given thereafter. Special meetings of any such committee may be held at any place which has been determined from time to time by such committee, and may be called by any director who is a member of such committee, upon written notice to the members of such committee of the time and place of such special meeting given in the manner provided for the giving of written notice to members of the Board of Directors of the time and place of special meetings of the Board of Directors. Notice of any special meeting of any committee may be waived in writing at any time before or after the meeting and will be waived by any director by attendance thereat, except when the director attends such special meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. A majority of the authorized number of members of any such committee shall constitute a quorum for the transaction of business, and the act of a majority of those present at any meeting at which a quorum is present shall be the act of such committee.

Section 3.11. Organization. At every meeting of the directors, the Chairman of the Board of Directors, or, if a Chairman has not been appointed or is absent, the Chief Executive Officer, or if the Chief Executive Officer is absent, the President, or if the President is absent, the most senior Vice President, or, in the absence of any such officer, a chairman of the meeting chosen by a majority of the directors present, shall preside over the meeting. The Secretary, or in his absence, an Assistant Secretary directed to do so by the Chief Executive Officer, shall act as secretary of the meeting.

ARTICLE IV
OFFICERS

Section 4.01. Officers Designated. The officers of the Corporation shall include, if and when designated by the Board of Directors, the Chairman of the Board of Directors, the Chief Executive Officer, the President, one or more Vice Presidents, the Secretary, the Chief Financial Officer, the Treasurer, the Controller, all of whom shall be elected at the annual organizational meeting of the Board of Directors. The Board of Directors may also appoint one or more Assistant Secretaries, Assistant Treasurers, Assistant Controllers and such other officers and agents with such powers and duties as it shall deem necessary. The Board of Directors may assign such additional titles to one or more of the officers as it shall deem appropriate. Any one person may hold any number of offices of the Corporation at any one time unless specifically prohibited therefrom by law. The salaries and other compensation of the officers of the Corporation shall be fixed by or in the manner designated by the Board of Directors.

Section 4.02. Tenure and Duties of Officers.

(a) **General.** All officers shall hold office at the pleasure of the Board of Directors and until their successors shall have been duly elected and qualified, unless sooner removed. Any officer elected or appointed by the Board of Directors may be removed at any time by the Board of Directors. If the office of any officer becomes vacant for any reason, the vacancy may be filled by the Board of Directors. No person that is subject to any statutory disqualification (as defined in Section 3(a)(39) of the 1934 Act) may be an officer of the Corporation.

(b) **Duties of Chairman of the Board of Directors.** The Chairman of the Board of Directors, when present, shall preside at all meetings of the Stockholders and the Board of Directors. The Chairman of the Board of Directors shall perform other duties commonly incident to his office and shall also perform such other duties and have such other powers as the Board of Directors shall designate from time to time.

(c) **Duties of Chief Executive Officer.** The Chief Executive Officer shall preside at all meetings of the Stockholders and at all meetings of the Board of Directors, unless the Chairman of the Board of Directors has been appointed and is present. Unless some other officer has been elected Chief Executive Officer of the Corporation, the Chief Executive Officer shall be the chief executive officer of the Corporation and shall, subject to the control of the Board of Directors, have general supervision, direction and control of the business and affairs of the Corporation. The Chief Executive Officer shall perform other duties commonly incident to his office and shall also perform such other duties and have such other powers as the Board of Directors shall designate from time to time. In the absence or disability of the Chief Executive Officer, or if there is Chief Executive Officer, the President shall serve as the chief executive officer of the Corporation and shall have the powers and duties prescribed in this paragraph (c).

(d) **Duties of President.** The President shall be a senior executive officer of the Corporation and shall perform such duties and have such powers as the Board of Directors or the Chief Executive Officer shall designate from time to time. In the absence or disability of the Chief Executive Officer, or if there is no Chief Executive Officer, the President shall serve as the chief executive officer of the Corporation and shall have the powers and duties prescribed in paragraph (c).

(e) **Duties of Vice Presidents.** The Vice Presidents shall perform duties commonly incident to their office and shall also perform such other duties and have such other powers as the Board of Directors or the Chief Executive Officer shall designate from time to time.

(f) **Duties of Secretary.** The Secretary shall attend all meetings of the Stockholders and of the Board of Directors and shall record all acts and proceedings thereof in the minute book of the Corporation. The Secretary shall give notice in conformity with these Bylaws of all meetings of the Stockholders and of all meetings of the Board of Directors and any committee thereof requiring notice. The Secretary shall perform all other duties given him in these Bylaws and other duties commonly incident to his office and shall also perform such other duties and have such other powers as the Board of Directors shall designate from time to time. The Chief Executive Officer may direct any Assistant Secretary to assume and perform the duties of the Secretary in the absence or disability of the Secretary, and each Assistant Secretary shall perform other duties commonly incident to his office and shall also perform such other duties and have such other powers as the Board of Directors or the Chief Executive Officer shall designate from time to time.

(g) **Duties of Chief Financial Officer.** The Chief Financial Officer shall keep or cause to be kept the books of account of the Corporation in a thorough and proper manner and shall render statements of the financial affairs of the Corporation in such form and as often as required by the Board of Directors or the President and Chief Executive Officer. The Chief Financial Officer, subject to the order of the Board of Directors, shall have the custody of all funds and securities of the Corporation. The Chief Financial Officer shall perform other duties commonly incident to his office and shall also perform such other duties and have such other powers as the Board of Directors or the Chief Executive Officer shall designate from time to time. The Chief Executive Officer may direct the Treasurer or any Assistant Treasurer, or the Controller or any Assistant Controller to assume and perform the duties of the Chief Financial Officer in the absence or disability of the Chief Financial Officer, and each Treasurer and Assistant Treasurer and each Controller and Assistant Controller shall perform other duties commonly incident to his office and shall also perform such other duties and have such other powers as the Board of Directors or the Chief Executive Officer shall designate from time to time.

Section 4.03. Delegation of Authority. The Board of Directors may from time to time delegate the powers or duties of any officer to any other officer or agent, notwithstanding any provision hereof.

Section 4.04. Resignations. Any officer may resign at any time by giving written notice to the Board of Directors or to the Chief Executive Officer or to the Secretary. Any such resignation shall be effective when received by the person or persons to whom such notice is given, unless a later time is specified therein, in which event the resignation shall become effective at such later time. Unless otherwise specified in such notice, the acceptance of any such resignation shall not be necessary to make it effective. Any resignation shall be without prejudice to the rights, if any, of the Corporation under any contract with the resigning officer.

Section 4.05. Removal. Any officer may be removed from office at any time, either with or without cause, by the affirmative vote of a majority of the directors in office at the time, or by the unanimous written consent of the directors in office at the time, or by any committee or superior officers upon whom such power of removal may have been conferred by the Board of Directors.

ARTICLE V
EXECUTION OF CORPORATE INSTRUMENTS AND VOTING OF SECURITIES OWNED BY THE CORPORATION

Section 5.01. Execution of Corporate Instruments. The Board of Directors may, in its discretion, determine the method and designate the signatory officer or officers, or other person or persons, to execute on behalf of the Corporation any corporate instrument or document, or to sign on behalf of the Corporation the corporate name without limitation, or to enter into contracts on behalf of the Corporation, except where otherwise provided by law or these Bylaws, and such execution or signature shall be binding upon the Corporation.

Unless otherwise specifically determined by the Board of Directors or otherwise required by law, promissory notes, deeds of trust, mortgages and other evidences of indebtedness of the Corporation, and other corporate instruments or documents requiring the corporate seal, and certificates of shares of stock owned by the Corporation, shall be executed, signed or endorsed by the Chairman of the Board of Directors, or the Chief Executive Officer, the President, or any Vice President, and by the Secretary or Treasurer or any Assistant Secretary or Assistant Treasurer. All other instruments and documents requiring the corporate signature, but not requiring the corporate seal, may be executed as aforesaid or in such other manner as may be directed by the Board of Directors.

All checks and drafts drawn on banks or other depositaries on funds to the credit of the Corporation or in special accounts of the Corporation shall be signed by such person or persons as the Board of Directors shall authorize so to do.

Unless authorized or ratified by the Board of Directors or within the agency power of an officer, no officer, agent or employee shall have any power or authority to bind the Corporation by any contract or engagement or to pledge its credit or to render it liable for any purpose or for any amount.

Section 5.02. Voting of Securities Owned by the Corporation. Unless otherwise instructed by the Board of Directors, the Chief Executive Officer of the Corporation shall have the power and authority on behalf of the Corporation to attend and to vote at any meeting of stockholders, members, partners or equity holders of any corporation, limited liability company, partnership or any other entity (including BATS Global Markets Holdings, Inc. and Direct Edge Holdings LLC) in which the Corporation may hold stock, partnership or other equity interests, as the case may be, and may exercise on behalf of the Corporation any and all of the rights and powers incident to the ownership of such stock, partnership or other equity interest at such meeting, and shall have the power and authority to execute and deliver proxies, waivers and consents on behalf of the Corporation in connection with the exercise by the Corporation of the rights and powers incident to the ownership of such stock, partnership or other equity interest. The Board of Directors may from time to time confer like powers upon any other person or persons.

ARTICLE VI
SHARES OF STOCK

Section 6.01. Form and Execution of Certificates. Certificates for the shares of stock of the Corporation shall be in such form as is consistent with the Certificate of Incorporation and applicable law. Every holder of stock in the Corporation shall be entitled to have a certificate signed by or in the name of the Corporation by the Chairman of the Board of Directors, or the President or Chief Executive Officer or any Vice President and by the Treasurer or Assistant Treasurer or the Secretary or Assistant Secretary, certifying the number of shares owned by him in the Corporation. Any or all of the signatures on the certificate may be facsimiles. In case any officer, transfer agent, or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent, or registrar before such certificate is issued, it may be issued with the same effect as if he were such officer, transfer agent, or registrar at the date of issue. Each certificate shall state upon the face or back thereof, in full or in summary, all of the powers, designations, preferences, and rights, and the limitations or restrictions of the shares authorized to be issued or shall, except as otherwise required by law, set forth on the face or back a statement that the Corporation will furnish without charge to each Stockholder who so requests the powers, designations, preferences and relative, participating, optional, or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights. Within a reasonable time after the issuance or transfer of uncertificated stock, the Corporation shall send to the registered owner thereof a written notice containing the information required to be set forth or stated on certificates pursuant to this section or otherwise required by law or with respect to this section a statement that the Corporation will furnish without charge to each Stockholder who so requests the powers, designations, preferences and relative participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights. Except as otherwise expressly provided by law, the rights and obligations of the holders of certificates representing stock of the same class and series shall be identical.

Section 6.02. Lost Certificates. A new certificate or certificates shall be issued in place of any certificate or certificates theretofore issued by the Corporation alleged to have been lost, stolen, or destroyed, upon the making of an affidavit of that fact by the person claiming the certificate of stock to be lost, stolen, or destroyed. The Corporation may require, as a condition precedent to the issuance of a new certificate or certificates, the owner of such lost, stolen, or destroyed certificate or certificates, or his legal representative, to advertise the same in such manner as it shall require or to give the Corporation a surety bond in such form and amount as it may direct as indemnity against any claim that may be made against the Corporation with respect to the certificate alleged to have been lost, stolen, or destroyed.

Section 6.03. Transfers.

(a) Transfers of record of shares of stock of the Corporation shall be made only upon its books by the holders thereof, in person or by attorney duly authorized, and upon the surrender of a properly endorsed certificate or certificates for a like number of shares.

(b) The Corporation shall have power to enter into and perform any agreement with any number of Stockholders of any one or more classes of stock of the Corporation to restrict the transfer of shares of stock of the Corporation of any one or more classes owned by such Stockholders in any manner not prohibited by the General Corporation Law of Delaware.

(c) The Corporation shall have the right by appropriate action to impose restrictions upon the transfer of any shares of its stock, or any interest therein, from time to time, so long as such restrictions are consistent with the provisions of the Certificate of Incorporation.

Section 6.04. Fixing Record Dates.

(a) In order that the Corporation may determine the Stockholders entitled to notice of or to vote at any meeting of Stockholders or any adjournment thereof, the Board of Directors may fix, in advance, a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of

Directors, and which record date shall not be more than sixty (60) nor less than ten (10) days before the date of such meeting. If no record date is fixed by the Board of Directors, the record date for determining Stockholders entitled to notice of or to vote at a meeting of Stockholders shall be at the close of business on the day next preceding the day on which notice is given, or if notice is waived, at the close of business on the day next preceding the day on which the meeting is held. A determination of Stockholders of record entitled to notice of or to vote at a meeting of Stockholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting.

(b) Prior to the Initial Public Offering, in order that the Corporation may determine the Stockholders entitled to consent to corporate action in writing without a meeting, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which date shall not be more than 10 days after the date upon which the resolution fixing the record date is adopted by the Board of Directors. Any Stockholder of record seeking to have the Stockholders authorize or take corporate action by written consent shall, by written notice to the Secretary, request the Board of Directors to fix a record date. The Board of Directors shall promptly, but in all events within 10 days after the date on which such a request is received, adopt a resolution fixing the record date. If no record date has been fixed by the Board of Directors within 10 days of the date on which such a request is received, the record date for determining Stockholders entitled to consent to corporate action in writing without a meeting, when no prior action by the Board of Directors is required by applicable law, shall be the first date on which a signed written consent setting forth the action taken or proposed to be taken is delivered to the Corporation by delivery to its registered office in the State of Delaware, its principal place of business or an officer or agent of the Corporation having custody of the book in which proceedings of meetings of Stockholders are recorded. Delivery made to the Corporation's registered office shall be by hand or by certified or registered mail, return receipt requested. If no record date has been fixed by the Board of Directors and prior action by the Board of Directors is required by law, the record date for determining Stockholders entitled to consent to corporate action in writing without a meeting shall be at the close of business on the day on which the Board of Directors adopts the resolution taking such prior action.

(c) In order that the Corporation may determine the Stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights or the Stockholders entitled to exercise any rights in respect of any change, conversion or exchange of stock, or for the purpose of any other lawful action, the Board of Directors may fix, in advance, a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted, and which record date shall be not more than sixty (60) days prior to such action. If no record date is fixed, the record date for determining Stockholders for any such purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto.

Section 6.05. Registered Stockholders. The Corporation shall be entitled to recognize the exclusive right of a person registered on its books as the owner of shares to receive dividends, and to vote as such owner, and shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of any other person whether or not it shall have express or other notice thereof, except as otherwise provided by the laws of Delaware.

ARTICLE VII
OTHER SECURITIES OF THE CORPORATION

All bonds, debentures and other corporate securities of the Corporation, other than stock certificates (covered in Section 6.01), may be signed by the Chairman of the Board of Directors, the President or Chief Executive Officer or any Vice President, or such other person as may be authorized by the Board of Directors, and the corporate seal impressed thereon or a facsimile of such seal imprinted thereon and attested by the signature of the Secretary or an Assistant Secretary, or the Chief Financial Officer or Treasurer or an Assistant Treasurer; provided, however, that where any such bond, debenture or other corporate security shall be authenticated by the manual signature, or where permissible facsimile signature, of a trustee under an indenture pursuant to which such bond, debenture or other corporate security shall be issued, the signatures of the persons signing and attesting the corporate seal on such bond, debenture or other corporate security may be the imprinted facsimile of the signatures of such persons. Interest coupons appertaining to any such bond, debenture or other corporate security, authenticated by a trustee as aforesaid, shall be signed by the Treasurer or an Assistant Treasurer of the Corporation or such other person as may be authorized by the Board of Directors, or bear imprinted thereon the facsimile signature of such person. In case any officer who shall have signed or attested any bond, debenture or other corporate security, or whose facsimile signature shall appear thereon or on any such interest coupon, shall have ceased to be such officer before the bond, debenture or other corporate security so signed or attested shall have been delivered, such bond, debenture or other corporate security nevertheless may be adopted by the Corporation and issued and delivered as though the person who signed the same or whose facsimile signature shall have been used thereon had not ceased to be such officer of the Corporation.

ARTICLE VIII
DIVIDENDS

Section 8.01. Declaration of Dividends. Dividends upon the capital stock of the Corporation, subject to the provisions of the Certificate of Incorporation, if any, may be declared by the Board of Directors pursuant to law at any regular or special meeting. Dividends may be paid in cash, in property, or in shares of the capital stock, subject to the provisions of the Certificate of Incorporation.

Section 8.02. Dividend Reserve. Before payment of any dividend, there may be set aside out of any funds of the Corporation available for dividends such sum or sums as the Board of Directors from time to time, in their absolute discretion, think proper as a reserve or reserves to meet contingencies, or for equalizing dividends, or for repairing or maintaining any property of the Corporation, or for such other purpose as the Board of

Directors shall think conducive to the interests of the Corporation, and the Board of Directors may modify or abolish any such reserve in the manner in which it was created.

ARTICLE IX
FISCAL YEAR

The fiscal year of the Corporation shall be the calendar year.

ARTICLE X
INDEMNIFICATION

Section 10.01. Indemnification of Directors, Officers, Employees And Other Agents. The Corporation shall indemnify its directors and executive officers to the fullest extent not prohibited by the Delaware General Corporation Law; provided, however, that the Corporation may limit the extent of such indemnification by individual contracts with its directors and executive officers; and, provided, further, that the Corporation shall not be required to indemnify any director or executive officer in connection with any proceeding (or part thereof) initiated by such person or any proceeding by such person against the Corporation or its directors, officers, employees or other agents unless (i) such indemnification is expressly required to be made by law, (ii) the proceeding was authorized by the Board of Directors of the Corporation or (iii) such indemnification is provided by the Corporation, in its sole discretion, pursuant to the powers vested in the Corporation under the Delaware General Corporation Law.

(a) **Other Officers, Employees and Other Agents.** The Corporation shall have the power to indemnify its other officers, employees and other agents as set forth in the Delaware General Corporation Law.

(b) **Expenses.** The Corporation shall advance to any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was a director or executive officer, of the Corporation, or is or was serving at the request of the Corporation as a director or executive officer of another Corporation, partnership, joint venture, trust or other enterprise, prior to the final disposition of the proceeding, promptly following request therefor, all expenses incurred by any director or executive officer in connection with such proceeding upon receipt of an undertaking by or on behalf of such person to repay said amounts if it should be determined ultimately that such person is not entitled to be indemnified under this Bylaw or otherwise.

Notwithstanding the foregoing, unless otherwise determined pursuant to paragraph (e) of this Bylaw, no advance shall be made by the Corporation to an executive officer of the Corporation (except by reason of the fact that such executive officer is or was a director of the Corporation in which event this paragraph shall not apply) in any action, suit or proceeding, whether civil, criminal, administrative or investigative, if a determination is reasonably and promptly made (i) by the Board of Directors by a majority vote of a quorum consisting of directors who were not parties to the proceeding, or (ii) if such quorum is not obtainable, or, even if obtainable, a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, that the facts known to the decision-making party at the time such determination is made demonstrate clearly and convincingly that such person acted in bad faith or in a manner that such person did not believe to be in or not opposed to the best interests of the Corporation.

(c) **Enforcement.** Without the necessity of entering into an express contract, all rights to indemnification and advances to directors and executive officers under this Bylaw shall be deemed to be contractual rights and be effective to the same extent and as if provided for in a contract between the Corporation and the director or executive officer. Any right to indemnification or advances granted by this Bylaw to a director or executive officer shall be enforceable by or on behalf of the person holding such right in the forum in which the proceeding is or was pending or, if such forum is not available or a determination is made that such forum is not convenient, in any court of competent jurisdiction if (i) the claim for indemnification or advances is denied, in whole or in part, or (ii) no disposition of such claim is made within ninety (90) days of request therefor. The claimant in such enforcement action, if successful in whole or in part, shall be entitled to be paid also the expense of prosecuting his claim. The Corporation shall be entitled to raise as a defense to any such action that the claimant has not met the standards of conduct that make it permissible under the Delaware General Corporation Law for the Corporation to indemnify the claimant for the amount claimed. Neither the failure of the Corporation (including its Board of Directors, independent legal counsel or its Stockholders) to have made a determination prior to the commencement of such action that indemnification of the claimant is proper in the circumstances because he has met the applicable standard of conduct set forth in the Delaware General Corporation Law, nor an actual determination by the Corporation (including its Board of Directors, independent legal counsel or its Stockholders) that the claimant has not met such applicable standard of conduct, shall be a defense to the action or create a presumption that claimant has not met the applicable standard of conduct.

(d) **Non Exclusivity of Rights.** To the fullest extent permitted by the Corporation's Certificate of Incorporation and the Delaware General Corporation Law, the rights conferred on any person by this Bylaw shall not be exclusive of any other right which such person may have or hereafter acquire under any statute, provision of the Certificate of Incorporation, Bylaws, agreement, vote of Stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding office. The Corporation is specifically authorized to enter into individual contracts with any or all of its directors, officers, employees or agents respecting indemnification and advances, to the fullest extent permitted by the Delaware General Corporation Law and the Corporation's Certificate of Incorporation.

(e) **Survival of Rights.** The rights conferred on any person by this Bylaw shall continue as to a person who has ceased to be a director or executive officer and shall inure to the benefit of the heirs, executors and administrators of such a person.

(f) **Insurance.** The Corporation, upon approval by the Board of Directors, may purchase insurance on behalf of any person required or permitted to be indemnified pursuant to this Bylaw.

(g) **Amendments.** Any repeal or modification of this Bylaw shall only be prospective and shall not affect the rights under this Bylaw in effect at the time of the alleged occurrence of any action or omission to act that is the cause of any proceeding against any agent of the Corporation.

(h) **Saving Clause.** If this Bylaw or any portion hereof shall be invalidated on any ground by any court of competent jurisdiction, then the Corporation shall nevertheless indemnify each director and executive officer to the fullest extent permitted by any applicable portion of this Bylaw that shall not have been invalidated, or by any other applicable law.

(i) **Certain Definitions.** For the purposes of this Bylaw, the following definitions shall apply:

(1) The term "proceeding" shall be broadly construed and shall include, without limitation, the investigation, preparation, prosecution, defense, settlement and appeal of any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, arbitrative or investigative.

(2) The term "expenses" shall be broadly construed and shall include, without limitation, court costs, attorneys' fees, witness fees, fines, amounts paid in settlement or judgment and any other costs and expenses of any nature or kind incurred in connection with any proceeding, including expenses of establishing a right to indemnification under this Bylaw or any applicable law.

(3) The term the "Corporation" shall include, in addition to the resulting Corporation, any constituent Corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, and employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent Corporation, or is or was serving at the request of such constituent Corporation as a director, officer, employee or agent of another Corporation, partnership, limited liability company, joint venture, trust or other enterprise, shall stand in the same position under the provisions of this Bylaw with respect to the resulting or surviving Corporation as he would have with respect to such constituent Corporation if its separate existence had continued.

(4) References to a "director," "officer," "employee," or "agent" of the Corporation shall include, without limitation, situations where such person is serving at the request of the Corporation as a director, officer, employee, trustee or agent of another Corporation, partnership, joint venture, trust or other enterprise.

Section 10.02. Corporation Not Liable. The Corporation shall not be liable for any loss or damage sustained by any current or former member of any national securities exchange registered with the Securities and Exchange Commission (the "Commission") under Section 6 of the 1934 Act that is a direct or indirect subsidiary of the Corporation (each, an "Exchange") growing out of the use or enjoyment by such current or former member of the facilities afforded by the Corporation or its subsidiaries, including, without limitation, an Exchange.

ARTICLE XI
NOTICES

Section 11.01. Notices.

(a) **Notice to Stockholders.** Whenever, under any provisions of these Bylaws, notice is required to be given to any Stockholder, it shall be given in writing, timely and duly deposited in the United States mail, postage prepaid, and addressed to his last known post office address as shown by the stock record of the Corporation or its transfer agent.

(b) **Notice to Directors.** Any notice required to be given to any director may be given by the method stated in subsection (a), or by facsimile, telex or telegram, except that such notice other than one which is delivered personally shall be sent to such address as such director shall have filed in writing with the Secretary, or, in the absence of such filing, to the last known post office address of such director.

(c) **Affidavit of Mailing.** An affidavit of mailing, executed by a duly authorized and competent employee of the Corporation or its transfer agent appointed with respect to the class of stock affected, specifying the name and address or the names and addresses of the Stockholder or Stockholders, or director or directors, to whom any such notice or notices was or were given, and the time and method of giving the same, shall in the absence of fraud, be prima facie evidence of the facts therein contained.

(d) **Time Notices Deemed Given.** All notices given by mail, as above provided, shall be deemed to have been given as at the time of mailing, and all notices given by facsimile, telex or telegram shall be deemed to have been given as of the sending time recorded at time of transmission.

(e) **Methods of Notice.** It shall not be necessary that the same method of giving notice be employed in respect of all directors, but one permissible method may be employed in respect of any one or more, and any other permissible method or methods may be employed in respect of any other or others.

(f) **Failure to Receive Notice.** The period or limitation of time within which any Stockholder may exercise any option or right, or enjoy any privilege or benefit, or be required to act, or within which any director may exercise any power or right, or enjoy any privilege, pursuant to any notice sent him in the manner above provided, shall not be affected or extended in any manner by the failure of such Stockholder or such director to receive such notice.

(g) **Notice to Person with Whom Communication Is Unlawful.** Whenever notice is required to be given, under any provision of law or of the Certificate of Incorporation or Bylaws of the Corporation, to any person with whom communication is unlawful, the giving of such notice to such person shall not be required and there shall be no duty to apply to any governmental authority or agency for a license or permit to give such notice to such person. Any action or meeting which shall be taken or held without notice to any such person with whom communication is unlawful shall have the same force and effect as if such notice had been duly given. In the event that the action taken by the Corporation is such as to require the filing of a certificate under any provision of the Delaware General Corporation Law, the certificate shall state, if such is the fact and if notice is required, that notice was given to all persons entitled to receive notice except such persons with whom communication is unlawful.

(h) **Notice to Person with Undeliverable Address.** Whenever notice is required to be given, under any provision of law or the Certificate of Incorporation or Bylaws of the Corporation, to any Stockholder to whom (i) notice of two consecutive annual meetings, and all notices of meetings or of the taking of action by written consent without a meeting to such person during the period between such two consecutive annual meetings, or (ii) all, and at least two, payments (if sent by first class mail) of dividends or interest on securities during a twelve-month period, have been mailed addressed to such person at his address as shown on the records of the Corporation and have been returned undeliverable, the giving of such notice to such person shall not be required. Any action or meeting which shall be taken or held without notice to such person shall have the same force and effect as if such notice had been duly given. If any such person shall deliver to the Corporation a written notice setting forth his then current address, the requirement that notice be given to such person shall be reinstated. In the event that the action taken by the Corporation is such as to require the filing of a certificate under any provision of the Delaware General Corporation Law, the certificate need not state that notice was not given to persons to whom notice was not required to be given pursuant to this paragraph.

ARTICLE XII
AMENDMENTS

Subject to paragraph (h) of Section 10.01 of the Bylaws, or as set forth in the Certificate of Incorporation of the Corporation, the Bylaws of the Corporation may be amended or repealed, or new Bylaws of the Corporation may be adopted, by action taken by the stockholders of the Corporation adopted by the Stockholders of seventy percent (70%) of the shares entitled to vote. For so long as the Corporation shall control, directly or indirectly, an Exchange, before any amendment to or repeal of any provision of the Bylaws of the Corporation shall be effective, those changes shall be submitted to the Board of Directors of each Exchange and if the same must be filed with or filed with and approved by the Commission before the changes may be effective, under Section 19 of the 1934 Act and the rules promulgated under the 1934 Act by the Commission or otherwise, then the proposed changes to the Bylaws of the Corporation shall not be effective until filed with or filed with and approved by the Commission, as the case may be.

ARTICLE XIII
LOANS TO OFFICERS

The Corporation may lend money to, or guarantee any obligation of, or otherwise assist any officer or other employee of the Corporation or of its subsidiaries, including any officer or employee who is a Director of the Corporation or its subsidiaries, whenever, in the judgment of the Board of Directors, such loan, guarantee or other assistance may reasonably be expected to benefit the Corporation. Such loan may be with or without interest and may be unsecured, or secured in such manner as the Board of Directors shall approve, including, without limitation, a pledge of shares of stock of the Corporation. Nothing in these Bylaws shall be deemed to deny, limit or restrict the powers of guaranty or warranty of the Corporation at common law or under any statute.

ARTICLE XIV
SRO FUNCTIONS OF EXCHANGES

Section 14.01. Non-Interference. For so long as the Corporation shall, directly or indirectly, control an Exchange (for purposes of this Article XIV, each Exchange generically referred to as the "Exchange"), the directors, officers, employees and agents of the Corporation shall give due regard to the preservation of the independence of the self-regulatory function of the Exchange and to its obligations to investors and the general public and shall not take actions which would interfere with the effectuation of decisions by the Board of Directors of the Exchange relating to its regulatory functions (including disciplinary matters) or which would interfere with the Exchange's ability to carry out its responsibilities under the 1934 Act. No present or past stockholder, employee, beneficiary, agent, customer, creditor, regulatory authority (or member thereof) or other person or entity shall have any rights against the Corporation or any director, officer, employee or agent of the Corporation under this Section 14.01.

Section 14.02. Confidentiality. All books and records of the Exchange reflecting confidential information pertaining to the self-regulatory function of the Exchange (including but not limited to disciplinary matters, trading data, trading practices and audit information) that shall come into the possession of the Corporation, and the information contained in those books and records shall not be made available to any persons (other than as provided in the next sentence) other than to those officers, directors, employees and agents of the Corporation that have a reasonable need to know the contents thereof, and shall be retained in confidence by the Corporation and the members of the Board of Directors, officers, employees and agents of the Corporation, and not be used for any non-regulatory purposes. Notwithstanding the foregoing sentence, nothing in these Bylaws shall be interpreted so as to limit or impede the rights of the Commission or the Exchange to access and examine such confidential information pursuant to the federal securities laws and the rules and regulations thereunder, or to limit or impede the ability of any officers, directors, employees or agents of the Corporation to disclose such confidential information to the Commission or the Exchange.

Section 14.03. Books and Records, etc. All books and records of the Corporation shall be maintained at a location within the United States. To the extent they are related to the operation or administration of the Exchange, the books, records, premises, officers, directors, agents, and employees of the Corporation shall be deemed to be the books, records, premises, officers, directors, agents and employees of the Exchange for the purposes of, and subject to oversight pursuant to, the 1934 Act. For so long as the Corporation shall control, directly or indirectly, the Exchange, the Corporation's books and records shall be subject at all times to inspection and copying by the Commission and the Exchange, provided that such books and records are related to the operation or administration of the Exchange.

Section 14.04. Compliance with Securities Laws; Cooperation with the Securities and Exchange Commission. The Corporation shall comply with the federal securities laws and the rules and regulations promulgated thereunder and shall cooperate with the Commission and the Exchange pursuant to and to the extent of their respective regulatory authority. The officers, directors, employees and agents of the Corporation, by virtue of their acceptance of such position, shall comply with the federal securities laws and the rules and regulations promulgated thereunder and shall be deemed to agree to cooperate with the Commission and the Exchange in respect of the Commission's oversight responsibilities regarding the Exchange and the self-regulatory functions and responsibilities of the Exchange, and the Corporation shall take reasonable steps necessary to cause its officers, directors, employees and agents to so cooperate. No present or past stockholder, employee, beneficiary, agent, customer, creditor, regulatory authority (or member thereof) or other person or entity shall have any rights against the Corporation or any director, officer, employee or agent of the Corporation under this Section 14.04.

Section 14.05. Consent to Jurisdiction. The Corporation and its officers, directors, employees and agents by virtue of their acceptance of such positions, shall be deemed to irrevocably submit to the jurisdiction of the United States federal courts, the Commission, and the Exchange, for the purposes of any suit, action or proceeding pursuant to the United States federal securities laws, and the rules or regulations thereunder, arising out of, or relating to, the activities of the Exchange, and by virtue of their acceptance of any such position, shall be deemed to waive, and agree not to assert by way of motion, as a defense or otherwise in any such suit, action or proceeding, any claims that it or they are not personally subject to the jurisdiction of the United States federal courts, the Commission or the Exchange, that the suit, action or proceeding is an inconvenient forum or that the venue of the suit, action or proceeding is improper, or that the subject matter of that suit, action or proceeding may not be enforced in or by such courts or agency. The Corporation and its officers, directors, employees and agents also agree that they will maintain an agent, in the United States, for the service of process of a claim arising out of, or relating to, the activities of the Exchange.

Section 14.06. Consent to Application. The Corporation shall take reasonable steps necessary to cause its officers, directors and employees, prior to accepting a position as an officer, director or employee, as applicable, of the Corporation to consent in writing to the applicability to them of this Article XIV, as applicable, with respect to their activities related to the Exchange.

EXHIBIT A

INVESTOR RIGHTS AGREEMENT

THIS INVESTOR RIGHTS AGREEMENT (this "Agreement") is made and entered into effective as of the 31 day of January, 2014, by and among BATS Global Markets, Inc. (f/k/a BATS Global Markets Holdings, Inc., a Delaware corporation (the "Company"), and all stockholders of the Company signatory hereto or who hereafter become a party to this Agreement (the "Stockholders").

WHEREAS, pursuant to the Agreement and Plan of Merger (the "Merger Agreement") dated as of August 23, 2013, as amended, among the Company, BATS Global Markets Holdings, Inc. (f/k/a BATS Global Markets, Inc.), a Delaware corporation ("BATS"), Direct Edge Holdings LLC, a Delaware limited liability company ("Direct Edge"), Blue Merger Sub Inc., a Delaware corporation and a wholly owned subsidiary of the Company ("Blue Merger Sub"), and Delta Merger Sub LLC, a Delaware limited liability company and a wholly owned subsidiary of the Company ("Delta Merger Sub"), (i) Blue Merger Sub merged with and into BATS, with BATS as the surviving corporation, (ii) Delta Merger Sub merged with and into Direct Edge, with Direct Edge as the surviving limited liability company, (iii) the stockholders of BATS exchanged their respective shares of BATS common stock for shares of the Company's Common Stock and (iv) the members of Direct Edge exchanged their respective units of limited liability company interest of Direct Edge for shares of the Company's Common Stock (the foregoing, collectively, the "Transaction");

WHEREAS, in connection with the acquisition of Common Stock by the parties hereto pursuant to the Transaction, the parties desire to enter into this Agreement to govern certain of their rights, duties and obligations after consummation of the transactions contemplated by the Merger Agreement and the other Transaction Documents (as defined in the Merger Agreement);

NOW, THEREFORE, in consideration of the premises and the mutual covenants and agreements set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by each of the parties, the parties hereto hereby agree as follows:

Section 1. General Provisions.

1.1. Definitions. As used herein, the following terms shall have the following respective meanings:

"Affiliate" of a specified Person shall mean any other Person that controls, is controlled by or is under common control with such specified Person, including but not limited to, in the case of any Person that is an entity and not a natural person, any officer, director, stockholder or other owner (if holding equity in such entity having more than 1% of such entity's combined voting power or equity value), partner, member, trustee or holder of a similar role; provided that Lime Brokerage Holdings LLC, Mark Gorton, and John Martello shall be considered Affiliates of each other for purposes of this Agreement.

"Board" shall mean the Board of Directors of the Company.

"Charter" shall mean the Company's Certificate of Incorporation, as may be amended from time to time.

"Class A Non-Voting Common Stock" shall mean the Company's class A non-voting common stock, par value $0.01 per share.

"Class B Non-Voting Common Stock" shall mean the Company's class B non-voting common stock, par value $0.01 per share.

"Commission" shall mean the Securities and Exchange Commission or any other federal agency at the time administering the Securities Act.

"Common Stock" shall mean, collectively, Voting Common Stock and Non-Voting Common Stock.

"Common Holder" shall mean a Stockholder owning less than 5% of the outstanding Common Stock on a Fully Diluted Basis.

"Derivative Securities" shall mean any securities or rights convertible into, or exercisable or exchangeable for, Common Stock, including options and warrants.

"Encumbrance" shall mean any charge, claim, mortgage, servitude, easement, right of way, community or other marital property interest, covenant, equitable interest, license, lease or other possessory interest, lien, option, pledge, security interest, preference, priority, right of first refusal or similar restriction.

"Exchange Act" shall mean the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

"Founder" shall mean, together with its Affiliates, each of the following Stockholders: (i) Citigroup Financial Products, Inc.; (ii) Credit Suisse First Boston Next Fund, Inc.; (iii) DB Investment Partners, Inc.; (iv) GETCO Investments, LLC; (v) Instinet Holdings Incorporated; (vi) LabMorgan Investment Corporation; (vii) [Intentionally Omitted]; (viii) Lime Brokerage Holdings LLC; (ix) ML IBK Positions, Inc.; (x) Strategic Investments I, Inc.; (xi) Tradebot Ventures Fund 1, LLC; (xii) WEDBUSH, Inc.; (xiii) The Goldman Sachs Group, Inc.; and (xiv) Citadel Securities LLC, provided that such Stockholder, together with its Affiliates, continues to own 1% or more of the outstanding Common Stock on a Fully Diluted Basis.

"Founder Director" shall have the meaning ascribed thereto in Section 4.1(b)(i).

"Fully Diluted Basis" shall be calculated on the basis of all outstanding shares of Common Stock, including shares of Restricted Stock, and assuming full conversion and exercise of all Derivative Securities; provided, however, that shares of Restricted Stock shall not be taken into account in calculating a "Fully Diluted Basis" for purposes of Section 3 hereof.

"Investor" shall mean a Founder, a Non-Founder or ISE Stockholder, as applicable.

"Instrument of Adherence" shall have the meaning ascribed thereto in Section 2.1.

"ISE Stockholder" shall mean International Securities Exchange Holdings, Inc., together with its Affiliates.

"New Equity Plan" shall mean the BATS Global Markets, Inc. 2014 Equity Incentive Plan, as may be amended from time to time, pursuant to which the Company is authorized to grant shares of Restricted Stock (as defined below) to select employees, officers, directors and consultants of the Company and its Affiliates.

"New Issuance" shall mean, collectively, equity securities of the Company, whether or not currently authorized, as well as rights, options, or warrants to purchase such equity securities, or securities of any type whatsoever that are, or may become, convertible or exchangeable into or exercisable for such equity securities.

"Non-Founder" shall mean, together with its Affiliates, a Stockholder (other than a Founder or ISE Stockholder (except as provided in Section 2.2(i)) initially owning 5% or more of the outstanding Common Stock on a Fully Diluted Basis, provided that the Stockholder, together with its Affiliates, continues to own 3% or more of the outstanding Common Stock on a Fully Diluted Basis.

"Non-Founder Director" shall have the meaning ascribed thereto in Section 4.1(b)(ii).

"Non-ISE Non-Voting Stockholder" shall have the meaning ascribed thereto in Section 2.2(i).

"Non-Voting Common Stock" shall mean the Company's Class A Non-Voting Common Stock and the Company's Class B Non-Voting Common Stock.

"Non-Voting ISE Conversion Event" shall have the meaning ascribed thereto in Section 2.2(i).

"Offer Notice" shall have the meaning ascribed thereto in Section 5.1.

"Observer" shall have the meaning ascribed thereto in Section 4.2(c).

"Person" shall mean any individual, partnership, corporation, limited liability company, group, trust, foundation or other legal entity.

"Qualified Public Offering" shall mean an offering to the public of Voting Common Stock at a per share price of not less than $12 (as adjusted for stock splits, reverse stock splits, stock dividends and similar events from and after the date of this Agreement) and gross proceeds of not less than $50,000,000.

The terms "register," "registered" and "registration" shall refer to a registration effected by preparing and filing a registration statement in compliance with the Securities Act and applicable rules and regulations thereunder, and the declaration or ordering of the effectiveness of such registration statement, or, as the context may require, under the Exchange Act or applicable state securities laws.

"Registrable Securities" shall mean (i) shares of Common Stock owned or hereinafter acquired by the Stockholders, (ii) any shares of Common Stock issued or issuable upon conversion of any capital stock of the Company acquired by the Stockholders after the date hereof, and (iii) any shares of capital stock of the Company issued or issuable with respect to the securities referred to in clauses (i) or (ii) by way of a stock dividend or stock split or in connection with a combination of shares, recapitalization, merger, consolidation, or other reorganization; excluding in all cases, however, any Registrable Securities sold by a Person in a registration in which the rights under Section 6 hereof are not assigned or any shares for which registration rights have terminated pursuant to Section 6.13 hereof; provided, however, that Restricted Stock shall not be considered Registrable Securities for purposes of this Agreement.

"Registration Expenses" shall mean the expenses so described in Section 6.8.

"Restricted Stock" shall mean shares of Common Stock that are granted pursuant to the New Equity Plan or any successor or replacement thereto and that are subject to a substantial risk of forfeiture and transfer restrictions or are otherwise substantially nonvested.

"Securities Act" shall mean the Securities Act of 1933, as amended, or any successor federal statute, and the rules and regulations of the Commission thereunder, all as the same shall be in effect from time to time.

"Stock" shall mean (a) the presently issued and outstanding shares of Common Stock and any Derivative Securities (which Derivative Securities shall be deemed to be that number of outstanding shares of Common Stock for which they are exercisable), (b) any additional shares of capital stock of the Company hereafter issued and outstanding and (c) any shares of capital stock of the Company into which such shares may be converted or for which they may be exchanged or exercised.

"Transfer" shall have meaning ascribed thereto in Section 2.1.

"Voting Common Stock" shall mean the Company's voting common stock, par value $0.01 per share.

Section 2. Restrictions on Transfer.

2.1. Non-Complying Transfers Prohibited. No Stockholder shall sell, assign, transfer, exchange, devise, pledge, hypothecate, encumber or otherwise alienate or dispose of (each, a "Transfer") all or any Stock owned by such Stockholder or owned by him, her or it during the term of this Agreement, or any right or interest therein, whether voluntarily or involuntarily, by operation of law, court order, foreclosure, marital property division or otherwise, except in compliance with applicable federal and state securities laws and this Agreement. All Transfers in violation of this Agreement shall be void. In addition to any other legal or equitable remedies the Company or the non-transferring Stockholders may have, the Company and each of such other Stockholders may enforce his, her or its rights under this Agreement by action(s) for specific performance, to the extent permitted by law, or may obtain a temporary and/or permanent injunction restraining any such Transfer (no bond or other security shall be required in connection with such action). The Company shall refuse to recognize any purported transferee as a Stockholder and shall continue to treat the Stockholder as a Stockholder for all purposes, including without limitation for purposes of dividend and voting rights, until all applicable provisions of this Agreement have been complied with. The remedies provided herein are cumulative and not exclusive of any other remedies provided herein or by law. Each transferee of any Stock who or which is not already a Stockholder, in addition to complying with the terms and conditions for any Transfer of Stock, shall as a condition precedent to the effectiveness of such Transfer execute and deliver an instrument of adherence hereto in a form acceptable to the Company (an "Instrument of Adherence"), thereby becoming a party hereto and a Stockholder hereunder, an Instrument of Adherence in the forms of Exhibit I and II hereto being forms acceptable to the Company and, (x) with respect to a Transfer from an Investor, such party shall be deemed an Investor for all purposes hereunder, and (y) with respect to a Transfer from a Common Holder, such party shall be deemed a Common Holder for all purposes hereunder. All Transfers permitted or contemplated by this Agreement shall be further limited by and subject to the limitations on transfer set forth in the Charter.

2.2. Rights of First Refusal on Voluntary Transfers.

(a) Offer of Stock to the Company and the Investors. If at any time any Stockholder (the "Selling Stockholder") desires to Transfer all or any portion of his, her or its Common Stock pursuant to a bona fide offer from a third party (the "Proposed Transferee"), the Selling Stockholder shall, within five (5) business days after the Proposed Transferee has delivered such offer to the Selling Stockholder, submit a written notice to the Company and the other Stockholders, which notice shall contain an offer (the "Offer") to the Company and the Investors to Transfer the Stock proposed to be Transferred (the "Offered Shares") on terms and conditions, including price, not less favorable to the Company and the Investors than those on which the Selling Stockholder proposes to Transfer such Offered Shares to the Proposed Transferee. The Offer shall disclose the identity of the Proposed Transferee, the number of Offered Shares, the total number of shares of Stock owned by the Selling Stockholder, the terms and conditions, including price, of the proposed Transfer, and any other material facts relating to the proposed Transfer. The Offer shall further state that each of the Company and the Investors may acquire, in accordance with the provisions of this Section 2.2, all or any portion of the Offered Shares, for the price, including deferred payment terms (without having to comply with any other, non-monetary terms), set forth therein; provided that the rights of the Company and the Investors to acquire the Offered Shares shall be conditioned upon the Company's and/or the Investors' acquiring all of the Offered Shares, in accordance with the provisions of this Section 2.2, for the price and upon the other terms and conditions, including deferred payment, if applicable, set forth in the Offer.

(b) Right of First Refusal of the Company. If the Company (or any assignee of the Company) desires, or determines not, to acquire all or any portion of the Offered Shares, the Company (or its assignee) shall communicate in writing such determination relating to the Offered Shares to the Selling Stockholder and to the other Stockholders within twenty (20) days after the date of receipt of the Offer (the "Company Election"), which communication shall state the number of Offered Shares that the Company (or its assignee) desires to purchase, if applicable.

(c) Right of First Refusal of the Investors. If the Company (or its assignee) does not elect to purchase all or any portion of the Offered Shares, the Investors shall have the right to purchase up to that number of remaining Offered Shares. Each Investor desiring to purchase any remaining Offered Shares shall deliver written notice to the Selling Stockholder, the other Stockholders and the Company within ten (10) days of the date of receipt of the Company Election, which notice shall state the number of remaining Offered Shares such Investor desires to purchase. In the event the Investors indicated that they desire to purchase in excess of the remaining Offered Shares after the Company or its assignee has elected to acquire or declined to acquire the Offered Shares, then the amount of Offered Shares to be acquired by each Investor shall be allocated among such Investors based upon the percentage of the Common Stock held by each such Investor to the Common Stock held by all Investors who have elected to exercise their right to acquire the Offered Shares under this Section 2.2(c).

(d) Agreement to Purchase and Sell; Closing. In the event that the Company (or its assignee) and/or the Investors (together, the "Purchasers") elect to purchase, in the aggregate, all of the Offered Shares, then the written notice by the Company (or its assignee) pursuant to Section 2.2(b) and, if there are any remaining Offered Shares, by the Investors pursuant to Section 2.2(c), shall, when taken in conjunction with the Offer, each be deemed to constitute valid, legally binding and enforceable agreements for the sale by the Selling Stockholder to each of the Purchasers of the Offered Shares. Such sales shall be made at the offices of the Company not more than sixty (60) days following the date of receipt of the Offer by the Company and the other Stockholders (or such later date not to exceed sixty (60) additional days to obtain regulatory approvals) (the "First Refusal Closing Date"), or such other date or place agreed to by the Selling Stockholder and the Purchasers. Such sales shall be effected by the Selling Stockholder's delivery to the Purchasers of stock assignment(s) duly endorsed for Transfer of ownership of, and all certificates representing, the Offered Shares, free and clear of any Encumbrances, to the Purchasers against payment to the Selling Stockholder of the purchase price therefor by the Purchasers; provided that the Purchasers shall not be required to meet any non-monetary terms of the Offer, including, without limitation, delivery of other securities in exchange for the Offered Shares, but instead, shall be required to deliver to the Selling Stockholder cash in an amount equal to the fair market value of such securities, as determined by the Board in good faith.

(e) Transfer to Proposed Transferee. Subject to Section 3, but notwithstanding anything to the contrary in this Section 2.2, if the Company and the Investors do not elect to purchase all of the Offered Shares within the time periods required by Section 2.2(b) and 2.2(c), or if the closing of any such accepted offer does not occur by the First Refusal Closing Date (and the failure to close by such date is not due to the Selling Stockholder), the Selling Stockholder shall not be required to Transfer any Offered Shares to the Company or the Investors, the rights given under this Section 2.2 to the Company and the Investors shall be without further effect and the Selling Stockholder shall be free to Transfer the Offered Shares to the Proposed Transferee at any time within ninety (90) days after the date of receipt of the Offer by the Company and the other Stockholders; provided that any such Transfer shall be at not less than the price and upon other terms and conditions, if any, not more favorable to the Proposed Transferee than those specified in the Offer. Any Offered Shares not Transferred within such period of ninety (90) days shall thereafter again become subject to the requirements of a prior offer pursuant to this Section 2.2.

(f) Permitted Transferees. The provisions of Section 2.1, this Section 2.2 and Section 3 shall not apply to (i) Transfers by any Stockholder to any member of such Stockholder's family or to any trust for the benefit of such Stockholder or any family member of such Stockholder; (ii) if the Stockholder is an individual, (X) Transfers by the Stockholder to his, her or its guardian or conservator; (Y) Transfers by the Stockholder in the event of his or her death, to his or her executor(s) or administrator(s) or to trustee(s) under his or her will, or otherwise by will or the laws of descent and distribution; and (Z) Transfers by the Stockholder to a corporation or limited liability company, 100% of the securities of which are solely owned by such Stockholder; (iii) if the Stockholder is a corporation, partnership, or limited liability company, Transfers by such Stockholder to its Affiliates, stockholders, partners or members, or to any other Person or entity that controls, is controlled by or is under common control with (as defined in the Securities Act) such Stockholder; or (iv) the Company's repurchase of capital stock of the Company from an employee, director or consultant pursuant to the terms of any stock restriction agreement or stock purchase agreement between the holder of such capital stock and the Company (collectively, "Permitted Transferees"); provided that, in any such event, the Stock so Transferred in the hands of each such Permitted Transferee shall remain subject to this Agreement. Upon execution of an Instrument of Adherence, the Permitted Transferee shall become a Stockholder, and the Company shall take all such action required to effectuate such transfer to a Permitted Transferee at the transferring Stockholder's cost and such transfer shall be deemed effective regardless of whether any such action has been taken by the Company. No Transfer of Stock to a Permitted Transferee shall be effective if the purpose of such Transfer shall have been to circumvent the provisions of this Agreement. As used in this Section 2.2(f), the word "family," with respect to a Person, shall include any spouse, lineal ancestor or descendant (whether natural or adopted), brother or sister of such Person and any spouse of any such lineal ancestor or descendant, brother or sister.

(g) Restricted Stock. Notwithstanding anything to the contrary contained herein, shares of Restricted Stock shall not be subject to Transfer under this Section 2.2 and shall not be included in Offered Shares; provided, however, that shares of Restricted Stock may be subject to Transfer pursuant to Sections 2.2(f)(i) and 2.2(f)(ii) so long as the Restricted Stock remains subject to a substantial risk of forfeiture in the hands of a Permitted Transferee as if, and to the extent that, the Restricted Stock would be subject to a substantial risk of forfeiture if it had remained in the hands of the Stockholder.

(h) ISE Stockholder Purchases. Notwithstanding anything to the contrary contained herein, if the ISE Stockholder purchases and acquires any Offered Shares pursuant to the rights of first refusal granted to the Investors pursuant to this Section 2, to the extent such Offered Shares are shares of Voting Common Stock or Class B Non-Voting Common Stock, such Offered Shares shall be converted automatically (with no further action required by the Company, the Board, any Stockholder or any Person) to shares of Class A Non-Voting Common Stock. In connection with such conversion, the transferor shall surrender such Offered Shares to the Company and the Company shall issue shares of Class A Non-Voting Common Stock to ISE Stockholder.

(i) Non-ISE Non-Voting Stockholder Purchases. Notwithstanding anything to the contrary contained herein, if any holder of Non-Voting Common Stock other than the ISE Stockholder (a "Non-ISE Non-Voting Stockholder") purchases and acquires any

Offered Shares pursuant to the rights of first refusal granted to the Investors pursuant to this Section 2, to the extent such Offered Shares are shares of Voting Common Stock or, in the case of a holder of Class B Non-Voting Common Stock, Class A Non-Voting Common Stock, such Offered Shares shall be converted automatically (with no further action required by the Company, the Board, any Stockholder or any Person) to shares of Non-Voting Common Stock (of the class and type held by such Non-ISE Non-Voting Stockholder or if such Non-ISE Non-Voting Stockholder holds both Class A Non-Voting Common Stock and Class B Non-Voting Common Stock, a combination of such classes of Non-Voting Common Stock as is proportionate to the classes of Non-Voting Common Stock held by such Non-ISE Non-Voting Stockholder). In connection with such conversion, the transferor shall surrender such Offered Shares to the Company and the Company shall issue shares of Non-Voting Common Stock (of the class and type to be received by such Non-ISE Non-Voting Stockholder) to such Non-ISE Non-Voting Stockholder.

(j) Non-Voting ISE Conversion Event. (i) Upon termination of this Agreement, (ii) if ISE Stockholder Transfers any shares of Class A Non-Voting Common Stock to a Person other than any Related Person (as defined in the Charter) of ISE Stockholder or (iii) if ISE Stockholder includes any shares of Class A Non-Voting Common Stock in any public offering of stock of the Company (each, a "Non-Voting ISE Conversion Event"), then such shares (or all shares if upon termination of this Agreement) of Class A Non-Voting Common Stock shall be converted automatically (with no further action required by the Company, the Board, any Stockholder or any Person) to the same number of shares of Voting Common Stock. In the case of a Transfer described in clause (ii) above, the transferee shall be eligible to be deemed a "Non-Founder" for purposes of this Agreement in accordance with the definition thereof. ISE Stockholder and the Company shall take all such action in connection with such conversion as contemplated by the Charter. ISE Stockholder agrees that the shares of Class A Non-Voting Common Stock held by ISE Stockholder shall only be convertible to shares of Voting Common Stock in the circumstances provided in this Section 2.2(j), and any other purported conversion of such shares shall be void.

Section 3. Participation in Sales.

(a) Take-Along Right. In the event that a Stockholder (the "Offeree") receives a bona fide offer from a third party or parties other than the Company, any other Stockholder, or a Permitted Transferee (the "Third-Party Buyer") to purchase Stock owned by the Offeree (the "Take-Along Shares"), for a specified price payable in cash or other consideration and on specified terms and conditions (the "Take-Along Offer"), and the Offeree proposes to Transfer the Take-Along Shares to the Third-Party Buyer pursuant to the Take-Along Offer, the Offeree shall not effect such Transfer unless, in the event the Company and the other Stockholders have not purchased all such Take-Along Shares pursuant to Section 2.2, each other Stockholder is first given the right to sell to the Third-Party Buyer, at the same price per share and on the same terms and conditions as stated in the Take-Along Offer or as otherwise agreed by the Offeree and the other Stockholders with the Third Party Buyer, up to the number of shares of Stock equal to the Take-Along Shares multiplied by a fraction, the numerator of which shall be the aggregate number of shares of Stock owned by such other Stockholder calculated on a Fully Diluted Basis and the denominator of which shall be the aggregate number of shares of Stock outstanding on a Fully Diluted Basis. Each Stockholder with a right to participate in a Take Along Offer is hereinafter referred to as a "Right Holder."

(b) Notices of Offer and Intent to Participate. If a Right Holder wishes to participate in any sale pursuant to Section 3(a), it shall notify the Offeree in writing of such intention and the number of shares of Stock it wishes to sell pursuant to this Section 3(b) within the period of ten (10) days referred to in Section 2.2(c) above. If the Offeree does not receive such notice from the Right Holder within such period, the Offeree shall be free to consummate the proposed transaction in compliance herewith without any obligation to include such Right Holder's Stock in such transaction.

(c) Sale of Take-Along Shares. The Offeree and any Right Holder that has provided timely notice in accordance with Section 3(b) above shall sell to the Third-Party Buyer all, or at the option of the Third-Party Buyer, any part of the Stock proposed to be sold by them at not less than the price and upon other terms and conditions, if any, not more favorable to the Third-Party Buyer than those stated in the Offer; provided, however, that any purchase of less than all of such Stock by the Third-Party Buyer shall be made from the Offeree and such Right Holders pro rata based upon the relative amount of the Stock that each of the Offeree and each Right Holder are entitled to sell pursuant to Section 3(a).

(d) Restricted Stock. Notwithstanding anything to the contrary contained herein, a Stockholder who only holds shares of Restricted Stock shall not be eligible to participate in any sales as described in this Section 3.

Section 4. Board of Directors.

4.1. Election of Directors. Each Stockholder shall take or cause to be taken such actions as may be required from time to time to establish and maintain:

(a) The number of persons comprising the Board shall be not more than fifteen (15), unless increased by resolution of the Board;

(b) The election to the Board of:

(i) for each Founder, together with its Affiliates, owning 3% or more of the outstanding Common Stock on a Fully Diluted Basis, one (1) individual to be designated by such Founder and its Affiliates (in each case, for so long as the Founder remains a Founder) (the "Founder Directors");

(ii) for each Non-Founder, together with its Affiliates, owning 10% or more of the outstanding Common Stock on a Fully Diluted Basis, one (1) individual to be designated by such Non-Founder and its Affiliates (in each case, for so long as the Non-Founder remains a Non-Founder and continues to own 7% or more of the outstanding Common Stock on a Fully Diluted Basis) (the "Non-Founder Directors"); and

(iii) that number of individuals designated by Stockholders holding Voting Common Stock necessary to fill any vacancies on the Board.

For the avoidance of doubt, notwithstanding anything to the contrary in this Agreement, ISE Stockholder shall not be entitled to designate any individuals to serve on the Board.

4.2. Appointment of Directors; Removal of Directors; Filling of Vacancies; Observers.

(a) A Stockholder having the right to designate a director pursuant to Section 4.1(b) shall designate a Person to serve on the Board by providing written notice to the Company within ninety (90) days of becoming eligible to designate a Person to serve on the Board. If a Stockholder fails to designate a Person to serve on the Board within this 90-day period, such Stockholder permanently forfeits the right to appoint a Person to serve on the Board, unless, solely in the case of a Founder, the Stockholder subsequently meets the ownership requirements of a Non-Founder set forth in Section 4.1(b)(ii), in which case (i) such Stockholder shall be re-classified by the Board as a Non-Founder, (ii) this Agreement shall be deemed amended as such without any further action by the Board or Stockholders, and (iii) the Non-Founder shall be entitled to designate a Person to serve on the Board within ninety (90) days of becoming a Non-Founder pursuant to this Section 4.2(a). Notwithstanding the foregoing, if any Stockholder has designated a Person to serve on the board of directors of BATS prior to the date of this Agreement and such Person has become a member of the Board by operation of the Merger Agreement, such Stockholder shall not be required to re-designate such Person to the Board upon the execution of this Agreement. If, however, a Stockholder seeks to replace the Person it designated to serve on the board of directors of BATS with a new Founder Director or Non-Founder Director, as applicable, in conjunction with the consummation of the transactions contemplated by the Merger Agreement and the execution of this Agreement, such Stockholder must make such designation in accordance with this Section 4.2(a).

(b) Each Stockholder shall take all action necessary to remove forthwith any director when (and only when) such removal is requested for any reason, with or without cause, by the Person(s) that designated such director for election. In the case of the death, resignation or removal as herein provided of a director, each Stockholder shall vote all Stock owned by him, her or it to elect another individual designated by the same Person(s) that designated the deceased, resigning or removed director if, at the time such vacancy occurs, such Person(s) shall have the right to designate a director pursuant to Section 4.1. If a director is removed in accordance with this Section 4.2(b), the Person(s) that designated such director shall designate a replacement director to serve on the Board within sixty (60) days of such removal by providing written notice to the Company. If a Stockholder fails to designate a replacement director to serve on the Board within this 60-day period, such Stockholder permanently forfeits the right to appoint a Person to serve on the Board, unless, solely in the case of a Founder, the Stockholder subsequently meets the ownership requirements of a Non-Founder set forth in Section 4.1(b)(ii), in which case (i) such Stockholder shall be re-classified by the Board as a Non-Founder, (ii) this Agreement shall be deemed amended as such without any further action by the Board or Stockholders, (iii) and the Non-Founder shall be entitled to designate a Person to serve on the Board in accordance with Section 4.2(a).

(c) Notwithstanding anything to the contrary in this Agreement, each Founder and Non-Founder will have the right to have one representative present during all meetings of the Board and any committee thereof (the "Observer"). The Observer will have the right to be present (either in person or by teleconference or video conference) and address the Board or any committee thereof at all meetings the Board or any committee thereof, and receive copies of all materials and correspondence delivered to the members of the Board or any committee thereof. For purposes of clarity, the Observer is not entitled to vote at any meeting of the Board or any committee thereof as a member of the Board or such committee. Each Founder and Non-Founder will cause its Observer to agree to abide by and be subject to the obligations imposed upon directors of the Company pursuant to Article XIV of the Company's bylaws.

4.3. Limitation on Certain Actions by the Company. Without the prior affirmative vote of the holders of at least 70% of the then outstanding shares of Voting Common Stock, the Company shall not:

(a) adopt or effect any plan of sale, merger, consolidation, dissolution, reorganization or recapitalization of the Company;

(b) offer to sell, offer to license, offer to pledge, offer to lease, offer to assign or offer to otherwise dispose, or sell, license, pledge, lease, assign or otherwise dispose, of all or substantially all of the assets of the Company;

(c) issue, sell, deliver or grant any right to purchase any Derivative Securities (except in accordance with Section 5.2(ii)) or any shares of capital stock, or any interest therein, of the Company, other than as contemplated by this Agreement; or

(d) amend or restate the Company's certificate of incorporation or bylaws.

4.4. [Intentionally Omitted].

4.5. Specific Enforcement. Each party hereto agrees that its obligations under this Section 4 are necessary and reasonable in order to protect the other parties to this Agreement, and each party expressly agrees and understands that monetary damages would inadequately compensate an injured party for the breach of this Section 4 by any party, that this Section 4 shall be specifically enforceable, and that, in addition to any other remedies that may be available at law, in equity or otherwise, any breach or threatened breach of this Section 4 shall be the proper subject of a temporary or permanent injunction or restraining order, without the necessity of proving actual damages. Further, each party hereto waives any claim or defense that there is an adequate remedy at law for such breach or threatened breach.

Section 5. Percentage Maintenance.

5.1. Notice of New Issuance. Subject to the terms and conditions of this Section 5 and applicable securities laws, if, at any time after the date hereof, the Company proposes to offer or sell or offers or sells any New Issuances, the Company shall first offer such New Issuances to each Stockholder; provided, however, such Stockholder shall have no right to purchase any such New Issuances if such Stockholder cannot demonstrate to the Company's reasonable satisfaction that such Stockholder is at the time of the proposed issuance of such New Securities an "accredited investor" as such term is defined in Regulation D under the Securities

Act. Each Stockholder shall be entitled to apportion the right of first offer hereby granted to it among itself and its Affiliates in such proportions as it deems appropriate.

(a) The Company shall give notice (the "Offer Notice") to each Stockholder, stating (i) its bona fide intention to offer such New Issuances, (ii) the number of such New Issuances to be offered, and (iii) the price and terms, if any, upon which it proposes to offer such New Issuances.

(b) By notification to the Company within twenty (20) days after the Offer Notice is given, each Stockholder may elect to purchase or otherwise acquire, at the price and on the terms specified in the Offer Notice, up to that portion of such New Issuances (i) with respect to holders of Voting Common Stock, in Voting Common Stock or such New Issuance convertible, exchangeable or exercisable into Voting Common Stock, (ii) in the case of the ISE Stockholder, Class A Non-Voting Common Stock or such New Issuance convertible, exchangeable or exercisable into Class A Non-Voting Common Stock, (iii) in the case of a Non-ISE Non-Voting Stockholder, the amount and type of Non-Voting Common Stock in proportion to the amount and type of Non-Voting Common Stock held by such Non-ISE Non-Voting Stockholder or such New Issuance convertible, exchangeable or exercisable into amounts and types of such Non-Voting Common Stock and (iv), in the case of holders of Restricted Stock, shares of Restricted Stock or such New Issuance convertible, exchangeable or exercisable into shares of Restricted Stock but in each case only in the proportions that the Common Stock and shares of Restricted Stock issued and held by such Stockholder bear to the total Common Stock of the Company then outstanding (on a Fully Diluted Basis). At the expiration of such twenty (20) day period, the Company shall promptly notify each Stockholder that elects to purchase or acquire all the shares available to it (each, a "Fully Exercising Stockholder") of any other Stockholder's failure to do likewise (each Stockholder who does not elect to purchase or acquire all available shares, a "Non-Electing Stockholder"). During the ten (10) day period commencing after the Company has given such notice, each Fully Exercising Stockholder may, by giving notice to the Company, elect to purchase or acquire, in addition to the number of shares specified above, in the form of Common Stock of the voting or non-voting class held by such Stockholder and, if applicable, shares of Restricted Stock up to that portion of the New Issuances not subscribed for by the Non-Electing Stockholders equal to the proportions that the Common Stock and shares of Restricted Stock issued and held by such Fully Exercising Stockholder bear to the Common Stock issued and held by all Fully Exercising Stockholders who wish to purchase such unsubscribed shares. The closing of any sale pursuant to this Section 5.1(b) shall occur within sixty (60) days of the date that the Offer Notice is given.

(c) If all New Issuances referred to in the Offer Notice are not elected to be purchased or acquired as provided in Section 5.1(b), the Company may, during the ninety (90) day period following the expiration of the periods provided in Section 5.1(b), offer and sell the remaining unsubscribed portion of such New Issuances to any Person or Persons at a price not less than, and upon terms no more favorable to the offeree than, those specified in the Offer Notice. If the Company does not enter into an agreement for the sale of the New Issuances within such period, or if such agreement is not consummated within thirty (30) days of the execution thereof, the right provided hereunder shall be deemed to be revived and such New Issuances shall not be offered unless first reoffered to the Stockholders in accordance with this Section 5.1.

(d) Any shares of Restricted Stock purchased or acquired pursuant to this Section 5.1 shall be governed by the New Equity Plan and applicable award agreements thereunder and shall vest at the same time and in the same proportions as the shares of Restricted Stock held by such Stockholder as of the date of the New Issuance.[1]

5.2. Exempt Issuances. The obligation to provide an Offer Notice and the right of first offer in this Section 5 shall not be applicable in the following instances: (i) a dividend or distribution payable pro rata to all holders of Common Stock; (ii) pursuant to the grant or exercise of options to purchase shares of Common Stock or the grant or vesting of shares of Restricted Stock (subject to ratable adjustment in the event of any stock dividend, stock split, combination, reorganization, recapitalization, reclassification, or other similar event affecting such shares) issued to employees, officers, directors or consultants of the Company or any subsidiary thereof pursuant to the New Equity Plan (or any other compensation plan or arrangement previously approved by the Board); (iii) in connection with any acquisition (by merger or otherwise) by the Company or any subsidiary of the Company of all or substantially all of the assets or equity interests of any other entity; provided that, the issuance of such securities does not exceed one percent (1%) of the then total number of shares of outstanding Common Stock on a Fully Diluted Basis; (iv) in connection with joint ventures, strategic alliances, corporate partnerings, equipment lease financings or bank credit arrangements entered into for non-equity financing purposes provided that, the issuance of such securities does not exceed one percent (1%) of the then total number of shares of outstanding Common Stock on a Fully Diluted Basis; or (v) pursuant to a Qualified Public Offering covering the offer and sale of Common Stock.

5.3. Rights of New Purchasers. Any purchaser in a New Issuance who is not currently a Stockholder shall be required, as a condition to the purchase, to execute an Instrument of Adherence. Upon such execution of an Instrument of Adherence, such purchaser shall become a Stockholder. In the event that any Stockholder, whether through participation in a New Issuance or a transfer of previously issued Stock, becomes the owner of more than 5% of the issued and outstanding Stock (on a Fully Diluted Basis), then such Stockholder shall be deemed to be, and to have all the rights and obligations hereunder of, an "Investor" for purposes of this Agreement (provided, however, that any Stockholder which, when together with its Affiliates, owns more than 5% of the issued and outstanding Stock (on a Fully Diluted Basis) shall, together as a group, be considered an "Investor"), and the parties hereto agree to take all commercially reasonable action as is necessary to amend this Agreement to provide such rights to such Stockholder.

Section 6. Registration Rights.

[1] For example: If on June 1, 2013 (the date of a New Issuance), a Stockholder has an award of 150 shares of Restricted Stock which vests in equal annual installments of 33% each on January 1 of each of 2014 through 2016 and has a second award of 400 shares of Restricted Stock which vests in equal annual installments of 25% each on June 1 of each of 2014 through 2017, then the shares of Restricted Stock purchased or acquired as a result of the New Issuance shall vest as follows: 9.1% of the shares of Restricted Stock shall vest on January 1 of each of 2014 through 2016 and 18.2% of the shares of Restricted Stock shall vest on June 1 of each of 2014 through 2017.

6.1. Restrictive Legend. Each certificate representing Stock shall, except as otherwise provided in this Section 6, be stamped or otherwise imprinted with a legend substantially in the following form (in addition to any legend required under applicable state securities laws):

> THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR ANY OTHER SECURITIES LAWS. THESE SECURITIES HAVE BEEN ACQUIRED FOR INVESTMENT AND NOT WITH A VIEW TO DISTRIBUTION OR RESALE. SUCH SECURITIES MAY NOT BE OFFERED FOR SALE, SOLD, DELIVERED AFTER SALE, TRANSFERRED, PLEDGED OR HYPOTHECATED IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT COVERING SUCH SECURITIES UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND ANY OTHER APPLICABLE SECURITIES LAWS, UNLESS THE HOLDER SHALL HAVE OBTAINED AN OPINION OF COUNSEL REASONABLY SATISFACTORY TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED.
>
> THE SALE, TRANSFER, ASSIGNMENT, PLEDGE OR ENCUMBRANCE OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO THE TERMS AND CONDITIONS OF AN INVESTOR RIGHTS AGREEMENT AMONG BATS GLOBAL MARKETS, INC. AND CERTAIN HOLDERS OF THE OUTSTANDING CAPITAL STOCK OF SUCH COMPANY. COPIES OF SUCH AGREEMENT MAY BE OBTAINED AT NO COST BY WRITTEN REQUEST MADE BY THE HOLDER OF RECORD OF THIS CERTIFICATE TO THE SECRETARY OF SUCH COMPANY.

Upon request of a holder of such a certificate, the Company shall remove the foregoing legend from the certificate or issue to such holder a new certificate therefor free of any transfer legend, if there is an effective registration statement covering the securities represented by such certificate or, with such request, the Company shall have received either the opinion referred to in Section 6.3(i) below or the "no-action" letter referred to in Section 6.3(ii) below.

6.2. Restricted Stock. In addition, Restricted Stock shall also bear the following legend:

> BY ITS ACQUISITION HEREOF, THE HOLDER AGREES TO BE BOUND BY THE PROVISIONS OF THE RESTRICTED STOCK AWARD AGREEMENT DATED AS OF [ ], BY AND BETWEEN THE COMPANY AND THE HOLDER, INCLUDING PROVISIONS GOVERNING FORFEITURE.

On or following the vesting of any Restricted Stock, upon the request of the holder and the return of the original certificate(s) (if certificates representing the Restricted Stock were issued), the Company shall deliver to the holder a certificate evidencing the number of shares of such Restricted Stock without the legend described in Section 6.2; provided, however, that such newly issued certificate shall comply with Section 6.1.

6.3. Notice of Proposed Transfer. Prior to any proposed sale, pledge, hypothecation or other transfer of any Registrable Securities (other than under the circumstances described in Section 6.4 or 6.5 or to an Affiliate), the holder thereof shall give written notice to the Company of its intention to effect such sale, pledge, hypothecation or other transfer. Each such notice shall describe the manner of the proposed sale, pledge, hypothecation or other transfer and, if requested by the Company, shall be accompanied by either (i) an opinion of counsel reasonably satisfactory to the Company to the effect that the proposed sale, pledge, hypothecation or other transfer may be effected without registration under the Securities Act, or (ii) a "no action" letter from the Commission to the effect that the distribution of such securities without registration will not result in a recommendation by the staff of the Commission that action be taken with respect thereto, whereupon the holder of such stock shall be entitled to transfer such stock in accordance with the terms of its notice; provided, however, that no such opinion of counsel shall be required for a distribution to one or more partners (in the case of a transferor that is a partnership), stockholders (in the case of a transferor that is a corporation) or members (in the case of a transferor that is a limited liability company) of the transferor, in each case in respect of the beneficial interest of such partner, stockholder or member. Each certificate for Registrable Securities transferred as above provided shall bear the appropriate restrictive legend set forth in Section 6.1, except that such certificate shall not bear such legend if (i) such transfer is in accordance with the provisions of Rule 144 (or any other rule permitting public sale without registration under the Securities Act) or (ii) the opinion of counsel or "no-action" letter referred to above is to the further effect that the transferee and any subsequent transferee (other than an Affiliate of the Company) would be entitled to transfer such securities in a public sale without registration under the Securities Act. Notwithstanding any other provision hereof, the restrictions provided for in this Section 6.3 shall not apply to securities which are not required to bear the legend prescribed by Section 6.1 in accordance with the provisions of that Section.

6.4. Required Registration.

(a) At any time after the date that is six (6) months after the closing of the Company's first underwritten public offering of its Common Stock under the Securities Act ("IPO"), any Investor may request that the Company register for sale under the Securities Act all or any portion of the shares of Registrable Securities held by such requesting holder or holders for sale in the manner specified in such notice; provided, however, that the anticipated gross proceeds of any offering and registration pursuant to this Section 6.4 shall be at least $10,000,000.

(b) Following receipt of any notice under this Section 6.4, the Company shall immediately notify all holders of Registrable Securities from whom notice has not been received and such holders shall then be entitled within thirty (30) days after receipt of such notice from the Company to request the Company to include in the requested registration all or any portion of their shares of Registrable Securities. The Company shall use its best efforts to register under the Securities Act, for public sale in accordance with the method of disposition specified in the notice from requesting holders described in paragraph (a) above, the number of shares of Registrable Securities specified in such notice (and in all notices received by the Company from other holders within thirty (30) days after the receipt of such notice by such holders). The Company shall be obligated to register the Registrable Securities pursuant to this Section 6.4 on two (2) occasions only, and not more than once in any consecutive twelve (12) month period. Notwithstanding anything to the contrary contained herein, the Company shall not be required to effect a registration pursuant to this Section 6.4 during the period commencing sixty (60) days prior to the estimated filing date of, and ending on the date which is one hundred twenty (120) days after the effective date of a registration statement filed by the Company covering an underwritten public offering of the Common Stock under the Securities Act; provided that, the Company is actively employing in good faith reasonable efforts to cause such registration statement to become effective and such estimate of the filing date is made in good faith.

(c) If the holder intends to distribute the Registrable Securities covered by its request by means of an underwriting, it shall so advise the Company as a part of their request made pursuant to this Section 6.4 and the Company shall include such information in the written notice referred to in paragraph (b) above. The right of any holder to registration pursuant to this Section 6.4 shall be conditioned upon such holder's agreeing to participate in such underwriting and to permit inclusion of such holder's Registrable Securities in the underwriting. If such method of disposition is an underwritten public offering, the holder shall designate the managing underwriter of such offering, which underwriter shall be reasonably acceptable to the Company. A holder may elect to include in such underwriting all or a part of the Registrable Securities it holds, subject to the limitations required by the managing underwriter as provided for in Section 6.4(d) below.

(d) Without the prior written consent of the Investors, the Company will not include in any registration under this Section 6.4 any securities other than (a) Registrable Securities, (b) shares of stock pursuant to Section 6.5 hereof, and (c) securities to be registered for offering and sale on behalf of the Company. If the managing underwriter(s) advise the Company in writing that in their opinion the number of shares of Registrable Securities and, if permitted hereunder, other securities in such offering, exceeds the number of shares of Registrable Securities and other securities, if any, which can be sold in an orderly manner in such offering within a price range acceptable to the Investor, the Company will include in such registration, prior to the inclusion of any securities which are not shares of Registrable Securities, the number of shares of Registrable Securities requested to be included that in the opinion of such underwriters can be sold in an orderly manner within the price range of such offering, subject to the following order of priority: (A) first, the securities requested to be included therein by the Investors, pro rata among the Investors on the basis of the number of shares of stock requested to be included in such registration; and (B) second, any other securities requested to be included in such registration by other Stockholders of the Company, pro rata among such stockholders on the basis of the number of shares of Stock requested to be included in such registration; and (C) third, the securities to be registered on behalf of the Company.

6.5. Incidental Registration. If the Company at any time (other than with respect to its IPO) proposes to register any of its securities under the Securities Act for sale to the public, whether for its own account or for the account of other security holders or both (except with respect to registration statements on Forms S-4, S-8 or any successor to such forms or another form not available for registering the Registrable Securities for sale to the public), each such time it will promptly give written notice to all holders of the Registrable Securities of its intention to do so after the initial filing but before effectiveness of the registration statement relating thereto. Upon the written request of any such holder, received by the Company within ten (10) days after the giving of any such notice by the Company, to register any or all of its Registrable Securities, the Company will use its best efforts to cause the Registrable Securities as to which registration shall have been so requested to be included in the securities to be covered by the registration statement proposed to be filed by the Company, all to the extent required to permit the sale or other disposition by the holder (in accordance with its written request) of such Registrable Securities so registered. If the registration of which the Company gives notice is for a registered public offering involving an underwriting, the Company shall so advise the holders of Registrable Securities as a part of the written notice given pursuant to this Section 6.5. In such event the right of any holder of Registrable Securities to registration pursuant to this Section 6.5 shall be conditioned upon such holder's participation in such underwriting to the extent provided herein. All holders of Registrable Securities proposing to distribute their securities through such underwriting shall enter into an underwriting agreement in customary form and otherwise consistent with this Section 6 with the underwriter or underwriters selected for underwriting by the Company. Notwithstanding any other provision of this Section 6.5, if the underwriter determines that marketing factors require a limitation on the number of shares to be underwritten, the Company shall include in such registration (i) first, the securities the Company proposes to sell, (ii) second, the Registrable Securities requested to be included in by the Investors, allocated pro rata among the Investors based on the number of shares owned by each such Investor, (iii) the Registrable Securities requested to be included in such registration by all other holders of Registrable Securities, allocated pro rata among the holders of such Registrable Securities on the basis of the number of shares owned by such holder, and (iv) fourth, other securities requested to be included in such registration. Notwithstanding the foregoing provisions, the Company may withdraw any registration statement referred to in this Section 6.5 without thereby incurring any liability to the holders of Registrable Securities. If any holder of Registrable Securities disapproves of the terms of any such underwriting, it may elect to withdraw therefrom by written notice to the Company and the underwriters of the offering. Any Registrable Securities or other securities excluded or withdrawn from such underwriting shall be withdrawn from such registration.

6.6. Registration on Form S-3.

(a) If at any time (i) the holders of the Registrable Securities constituting at least twenty percent (20%) of the total Registrable Securities then outstanding request that the Company file a registration statement on Form S-3 or any successor form thereto for a public offering of all or any portion of the shares of Registrable Securities held by such requesting holder or holders, the reasonably anticipated aggregate price to the public of which would exceed $5,000,000 and (ii) the Company is a registrant entitled to use Form S-3 or any successor form thereto to register such shares, then the Company shall use its best efforts to register the offer and resale of the number of shares of Registrable Securities specified in such notice under the Securities Act on Form S-3 or any successor form thereto, for public sale in accordance with the method of disposition specified in such notice. Whenever the Company is required by this Section 6.6 to use its best efforts to effect the registration of Registrable Securities, each of the applicable procedures and requirements of Sections 6.3 and 6.4, including, but not limited to, the requirement that the Company notify all holders of Registrable Securities from whom notice has not been received and provide them with the opportunity to participate in the offering (provided, however, that holders shall have no more than fifteen (15) days to reply to the Company's notice in order to participate in the offering), shall apply to such registration.

(b) The Company shall use its best efforts to qualify for registration on Form S-3 or any successor form or forms and to that end the Company shall register (whether or not required by law to do so) the Common Stock under the Exchange Act in accordance with the provisions of that Act following the effective date of the first registration of any securities of the Company on Form S-1 or any comparable or successor form.

6.7. Registration Procedures. If and whenever the Company is required by the provisions of Section 6.4, 6.5 or 6.6 to use its best efforts to effect the registration of any Registrable Securities under the Securities Act, the Company will, as expeditiously as possible:

(a) Prepare and file with the Commission a registration statement with respect to such securities including executing an undertaking to file post-effective amendments and use its best efforts to cause such registration statement to become and remain effective for the period of the distribution contemplated thereby;

(b) Prepare and file with the Commission such amendments and supplements to such registration statement and the prospectus used in connection therewith as may be necessary to keep such registration statement effective for the period specified herein and comply with the provisions of the Securities Act with respect to the disposition of all Registrable Securities covered by such registration statement in accordance with the sellers' intended method of disposition set forth in such registration statement for such period;

(c) Furnish to each seller of Registrable Securities and to each underwriter such number of copies of the registration statement and each such amendment and supplement thereto (in each case including all exhibits) and the prospectus included therein (including each preliminary prospectus) as such persons reasonably may request in order to facilitate the public sale or other disposition of the Registrable Securities covered by such registration statement;

(d) Use its commercially reasonable best efforts to register or qualify the Registrable Securities covered by such registration statement under the securities or "blue sky" laws of such jurisdictions as the sellers of Registrable Securities or, in the case of an underwritten public offering, the managing underwriter reasonably shall request; provided, however, that the Company shall not for any such purpose be required to qualify generally to transact business as a foreign corporation in any jurisdiction where it is not so qualified or to consent to general service of process in any such jurisdiction, unless the Company is already subject to service in such jurisdiction;

(e) Use its commercially reasonable best efforts to list the Registrable Securities covered by such registration statement with any securities exchange on which the Common Stock of the Company is then listed;

(f) Immediately notify each seller of Registrable Securities and each underwriter under such registration statement, at any time when a prospectus relating thereto is required to be delivered under the Securities Act, of the happening of any event of which the Company has knowledge as a result of which the prospectus contained in such registration statement, as then in effect, includes an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances then existing, and promptly prepare and furnish to such seller a reasonable number of copies of a prospectus supplemented or amended so that, as thereafter delivered to the purchasers of such Registrable Securities, such prospectus shall not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances then existing and all holders hereby agree that they shall not use any such prospectus or registration statement once so notified;

(g) If the offering is underwritten and at the request of any seller of Registrable Securities, use its commercially reasonable best efforts to furnish on the date that Registrable Securities are delivered to the underwriters for sale pursuant to such registration (i) an opinion dated such date of counsel representing the Company for the purposes of such registration, addressed to the underwriters to such effect as reasonably may be requested by counsel for the underwriters, and delivers copies of such opinion to the sellers of Registrable Securities and (ii) a letter dated such date from the independent public accountants retained by the Company addressed to the underwriters stating that they are independent public accountants within the meaning of the Securities Act and that, in the opinion of such accountants, the financial statements of the Company included in the registration statement or the prospectus, or any amendment or supplement thereof, comply as to form in all material respects with the applicable accounting requirements of the Securities Act, and such letter shall additionally cover such other financial matters (including information as to the period ending no more than five (5) business days prior to the date of such letter) with respect to such registration as such underwriters reasonably may request;

(h) Upon reasonable notice and at reasonable times during normal business hours, provide each seller of Registrable Securities, any underwriter participating in any distribution pursuant to such registration statement, and any attorney, accountant or other agent retained by such seller or underwriter, reasonable access to all financial and other records, pertinent corporate documents and properties of the Company, as such parties may reasonably request, and cause the Company's officers, directors and employees to supply all information reasonably requested by any such seller, underwriter, attorney, accountant or agent in connection with such registration statement;

(i) Cooperate with the selling holders of Registrable Securities and the managing underwriter, if any, to facilitate the timely preparation and delivery of certificates representing Registrable Securities to be sold, such certificates to be in such denominations and registered in such names as such holders or the managing underwriter may request at least two business days prior to any sale of Registrable Securities;

(j) Permit any holder of Registrable Securities which holder, in the sole and exclusive judgment, exercised in good faith, of such holder, might be deemed to be a controlling person of the Company, to participate in good faith in the preparation of such registration or comparable statement and to require the insertion therein of material, furnished to the Company in writing, which in the reasonable judgment of such holder and its counsel should be included; and

(k) Cooperate with the holders requesting registration pursuant to this Section 6, the underwriters participating in the offering and their counsel in any due diligence investigation reasonably requested by the holders or the underwriters in connection therewith, and participate, to the extent reasonably requested by the managing underwriter for the offering or the holders, in efforts to sell the Registrable Securities under the offering (including without limitation, participating in "roadshow" meetings with prospective investors) that would be customary for underwritten primary offerings of a comparable amount of equity securities by the Company.

In connection with each registration pursuant to this Section 6, the holders of Registrable Securities will timely furnish to the Company in writing such information requested by the Company with respect to themselves and the proposed distribution by them as shall be deemed necessary in order to assure compliance with federal and applicable state securities laws and such Sellers shall provide the Company with appropriate representations with respect to the accuracy of such information and shall, in connection with any underwritten offering, become party to an underwriting agreement in connection therewith in form and substance reasonably acceptable to the underwriters and the Company.

6.8. Expenses.

(a) All expenses incurred by the Company in complying with Sections 6.4, 6.5 and 6.6, including, without limitation, all registration and filing fees, printing expenses, fees and disbursements of counsel and independent public accountants for the Company, fees and expenses (including counsel fees) incurred in connection with complying with state securities or "blue sky" laws, fees of the National Association of Securities Dealers, Inc., transfer taxes, reasonable fees and disbursements of counsel to Sellers of Registrable Securities and fees of transfer agents and registrars, costs of any insurance which might be obtained by the Company with respect to the offering by the Company, excluding any Selling Expenses, are called "Registration Expenses." All underwriting discounts and selling commissions applicable to the sale of Registrable Securities are called "Selling Expenses."

(b) The Company will pay all Registration Expenses in connection with each registration statement under Section 6.4, 6.5 or 6.6. All Selling Expenses in connection with each registration statement under Section 6.4, 6.5 or 6.6 shall be borne by the participating sellers in proportion to the number of shares registered by each, or by such participating sellers other than the Company (except to the extent the Company shall be a seller) as they may agree.

6.9. Indemnification and Contribution.

(a) In the event of a registration of any of the Registrable Securities under the Securities Act pursuant to Section 6.4, 6.5 or 6.6, the Company will indemnify, defend and hold harmless each holder of Registrable Securities, its officers, directors, members and partners, each underwriter of such Registrable Securities thereunder and each other person, if any, who controls such holder or underwriter within the meaning of the Securities Act, against any losses, claims, damages or liabilities, joint or several, to which such holder, officer, director, member, partner, underwriter or controlling person may become subject under the Securities Act or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon (i) any untrue statement or alleged untrue statement of any material fact contained in any prospectus, offering circular or other document incident to such registration (including any related notification, registration statement under which such Registrable Securities were registered under the Securities Act pursuant to Section 6.4, 6.5 or 6.6, any preliminary prospectus or final prospectus contained therein, or any amendment or supplement thereof) or (ii) any blue sky application or other document executed by the Company specifically for that purpose or based upon written information furnished by the Company filed in any state or other jurisdiction in order to qualify any or all of the Registrable Securities under the securities laws thereof (any such application, document or information herein called a "Blue Sky Application") and will reimburse each such seller, and such officer, director, member and partner, each such underwriter and each such controlling person for any legal or other expenses reasonably incurred by them in connection with investigating or defending any such loss, claim, damage, liability or action, promptly after being so incurred; provided, however, that the Company will not be liable in any such case if and to the extent that any such loss, claim, damage or liability arises out of or is based upon an untrue statement or alleged untrue statement or omission or alleged omission so made in conformity with written information furnished by any such holder, any such underwriter or any such controlling person in writing specifically for use in such registration statement or prospectus.

(b) In the event of a registration of any of the Registrable Securities under the Securities Act pursuant to Section 6.4, 6.5 or 6.6, each seller of such Registrable Securities thereunder, severally and not jointly, will indemnify, defend and hold harmless the Company, each person, if any, who controls the Company within the meaning of the Securities Act, each officer of the Company who signs the registration statement, each director of the Company, each other seller of Registrable Securities, each underwriter and each person who controls any underwriter within the meaning of the Securities Act, against all losses, claims, damages or liabilities, joint or several, to which the Company or such officer, director, other seller, underwriter or controlling person may become subject under the Securities Act or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon any untrue statement or alleged untrue statement of any material fact contained in any prospectus offering circular or other document incident to such registration (including any related notification, registration statement under which such Registrable Securities were registered under the Securities Act pursuant to Section 6.4, 6.5 or 6.6, any preliminary prospectus or final prospectus contained therein, or any amendment or supplement thereof), or any Blue Sky Application or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, and will reimburse the Company and each such officer, director, other seller, underwriter and controlling person for any legal or other expenses reasonably incurred by them in connection with investigating or defending any such loss, claim, damage, liability or action, promptly after being so incurred, provided, however, that such seller will be liable hereunder in any such case if and only to the extent that any such loss, claim, damage or liability arises out of or is based upon an untrue statement or alleged untrue statement or omission or alleged omission made in reliance upon and in conformity with information pertaining to such seller, as such, furnished in writing to the Company by such seller specifically for use in such registration statement or prospectus. The liability of each seller hereunder shall be limited to the net proceeds received by such seller from the sale of such Registrable Securities. Not in limitation of the foregoing, it is understood and agreed that the indemnification obligations of any seller hereunder pursuant to any underwriting agreement entered into in connection herewith shall be limited to the obligations contained in this subparagraph (b).

(c) Promptly after receipt by an indemnified party hereunder of notice of the commencement of any action, such indemnified party shall, if a claim in respect thereof is to be made against the indemnifying party hereunder, notify the indemnifying party in writing thereof, but the omission so to notify the indemnifying party shall not relieve it from any liability which it may have to such indemnified party other than under this Section 6.9 and shall only relieve it from any liability which it may have to such indemnified party under this Section 6.9 if and to the extent the indemnifying party is prejudiced by such omission. In case any such action shall be brought against any indemnified party and it shall notify the indemnifying party of the commencement thereof, the indemnifying party shall be entitled to participate in and, to the extent it shall wish, to assume and undertake the defense thereof with counsel reasonably satisfactory to such indemnified party, and, after notice from the indemnifying party to such indemnified party of its election so to assume and undertake the defense thereof, the indemnifying party shall not be liable to such indemnified party under this Section 6.9 for any legal expenses subsequently incurred by such indemnified party in connection with the defense thereof other than reasonable costs of investigation and of liaison with counsel so selected; provided, however, that, if the defendants in any such action include both the indemnified party and the indemnifying party and the indemnified party shall have reasonably concluded, based on a written opinion of counsel, that there may be reasonable defenses available to it which are different from or additional to those available to the indemnifying party or that the interests of the indemnified party reasonably may be deemed to conflict with the interests of the indemnifying party, the indemnified party shall have the right to select one separate counsel and to assume such legal defenses and otherwise to participate in the defense of such action, with the reasonable expenses and fees of such separate counsel and other expenses related to such participation to be reimbursed by the indemnifying party as incurred. No indemnifying party, in the defense of any such claim or action, shall, except with the consent of each indemnified party, consent to entry of any judgment or enter into any settlement which does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect to such claim or action; provided that no such consent shall be required for any settlement which provides a full release for such indemnified party and solely for the payment of money. Each indemnified party shall furnish such information regarding itself or the claim in question as an indemnifying party may reasonably request in writing and as shall be reasonably required in connection with defense of such claim and litigation resulting therefrom.

(d) In order to provide for just and equitable contribution to joint liability under the Securities Act in any case in which either (i) any holder of Registrable Securities exercising rights under this Agreement, or any controlling person of any such holder, makes a claim for indemnification pursuant to this Section 6.9 but it is judicially determined (by the entry of a final judgment or decree by a court of competent jurisdiction and the expiration of time to appeal or the denial of the last right of appeal) that such indemnification may not be enforced in such case notwithstanding the fact that this Section 6.9 provides for indemnification in such case, or (ii) contribution under the Securities Act may be required on the part of any such selling holder or any such controlling person in circumstances for which indemnification is provided under this Section 6.9; then, and in each such case, the Company and such holder will contribute to the aggregate losses, claims, damages or liabilities to which they may be subject (after contribution from others) in such proportion so that such holder is responsible for the portion represented by the percentage that the public offering price of its Registrable Securities offered by the registration statement bears to the public offering price of all securities offered by such registration statement, and the Company is responsible for the remaining portion; provided, however, that, in any such case, (A) no such holder of Registrable Securities will be required to contribute any amount in excess of the net proceeds received from the sale of all such Registrable Securities offered by it pursuant to such registration statement and (B) no person or entity guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) will be entitled to contribution from any person or entity who was not guilty of such fraudulent misrepresentation.

(e) The indemnities and obligations provided in this Section 6.9 shall survive the transfer of any Registrable Securities by such holder.

6.10. Changes in Common Stock. If, and as often as, there is any change in the Common Stock by way of a stock split, stock dividend, combination or reclassification, or through a merger, consolidation, reorganization or recapitalization, or by any other means, appropriate adjustment shall be made in the provisions hereof so that the rights and privileges granted hereby shall continue with respect to the Common Stock as so changed.

6.11. Rule 144 Reporting. With a view to making available the benefits of certain rules and regulations of the Commission which may at any time permit the sale of the Registrable Securities to the public without registration, except as provided in paragraph (c) below, at all times after ninety (90) days after any registration statement covering a public offering of securities of the Company under the Securities Act shall have become effective, the Company agrees to:

(a) Make and keep public information available, as those terms are understood and defined in Rule 144 under the Securities Act (or any successor rule);

(b) Use its best efforts to file with the Commission in a timely manner all reports and other documents required of the Company under the Securities Act and the Exchange Act; and

(c) Furnish to each holder of Registrable Securities forthwith upon request a written statement by the Company as to its compliance with the reporting requirements of such Rule 144 (or any successor rule) and, at any time after it has become subject to such reporting requirements, of the Securities Act and the Exchange Act, a copy of the most recent annual or quarterly report of the Company, and such other reports and documents so filed by the Company as such holder may reasonably request in availing itself of any rule or regulation of the Commission allowing such holder to sell any Registrable Securities without registration.

6.12. "Market Stand-Off" Agreement. Each Stockholder agrees, if requested by the Company and an underwriter of Common Stock (or other securities) of the Company, (i) not to lend, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock (whether such shares or any such securities are then owned by such holder or are thereafter acquired), or (ii) not to enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Common Stock, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of Common Stock or such other securities, in cash or otherwise, whether in privately negotiated or open market transactions, during the one hundred eighty (180) day period following the effective date of a registration statement of the Company filed under the Securities Act, provided that:

(a) Such agreement only applies to the Company's first underwritten public offering of its Common Stock under the Securities Act; and

(b) Only so long as all holders of Registrable Securities, all officers and directors of the Company, all persons including shares in such offering and all holders of one percent (1%) or more of the outstanding shares of all classes of capital stock of the Company are bound by similar agreements.

The Company may impose stop-transfer instructions with respect to the shares (or securities) subject to the foregoing restriction until the end of said one hundred eighty (180) day period.

Notwithstanding anything to the contrary in this Section 6.12, none of the provisions or restrictions set forth in this Section 6.12 shall in any way limit any such holder or any Affiliate thereof from engaging in any brokerage, investment advisory, financial advisory, antiraid advisory, principaling, merger advisory, financing, asset management, trading, market making, arbitrage, investment activity and other similar activities conducted in the ordinary course of business by such holder or any of its Affiliates.

6.13. Miscellaneous.

(a) The rights granted to the Investors under this Section 6 with respect to Registrable Securities may be transferred to any Permitted Transferee of any Investor; provided that (i) such transferee agrees in writing to be bound by the provisions of this Agreement by signing an Instrument of Adherence and (ii) at the time of transfer the Company is given written notice of the name and address of the transferee and the number and type of Shares being transferred.

(b) The rights granted to the Investors under this Section 6 shall terminate on the earlier of: (i) the fourth anniversary of a Qualified Public Offering; or (ii) the date when all Registrable Securities may be sold to the public in accordance with Rule 144 under the Securities Act by a person that is not an "affiliate" (as defined in Rule 144 under the Securities Act) of the Company where no conditions of Rule 144 are then applicable (other than the holding period requirement in paragraph (d)(1)(ii) of Rule 144 so long as such holding period requirement is satisfied at such time of determination).

(c) The Company shall not grant any other registration rights without the consent of the Investors.

Section 7. Covenants of the Company.

7.1. Financial Reports and Litigation Information.

(a) Financial Reports. The Company will maintain proper books of account and records in accordance with generally accepted accounting principles applied on a consistent basis. The Company will deliver the following to the Investors:

(i) Within forty five (45) days after the end of each month in each fiscal year (other than the last month in each fiscal year), a consolidated balance sheet of the Company and the statements of income and cash flows unaudited but prepared in accordance with generally accepted accounting principles, such balance sheet to be as of the end of such month and such statements of income and cash flows to be for such month and for the period from beginning of the fiscal year to the end of such month; provided that quarterly financial statements may be substituted for monthly financial statements if the Board unanimously consents to such substitution;

(ii) Within one hundred thirty-five (135) days after the end of each fiscal year of the Company, a balance sheet of the Company as of the end of such fiscal year and the related consolidated statements of income and cash flows for the fiscal year then ended, prepared in accordance with generally accepted accounting principles and reviewed by a firm of independent public accountants of recognized national or regional standing selected by the Board; and

(iii) On or before the first day of each fiscal year, the Company shall furnish to each Investor an annual budget (including projected monthly consolidated and consolidating income statements, balance sheets and statements of cash flow) for such fiscal year.

(b) Termination of Provisions. The obligations of the Company under this Section 7.1 shall terminate at such time as the Common Stock is registered under Section 12 of the Exchange Act.

7.2. Employee Equity Plans. The Company has reserved shares of Common Stock for issuance to eligible participants pursuant to the Company's New Equity Plan in an amount determined by the Board.

7.3. D&O Insurance. The Company shall use its commercially reasonable efforts to maintain directors and officers liability insurance in an amount acceptable to the Board.

7.4. Indemnification. The Company shall at all times provide for indemnification of the members of the Board to the full extent permitted by law.

7.5. Termination of Covenants. The covenants set forth in this Section 7 shall be of no further force or effect upon the closing of the Qualified Public Offering.

Section 8. Representations and Warranties.

8.1. Representations and Warranties of Corporate Stockholders. Each Stockholder that is a corporation hereby represents and warrants to the Company and to each other Stockholder as follows:

(a) Organization and Authority. Such Stockholder is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is incorporated. Such Stockholder has the corporate power and authority to enter into this Agreement and to consummate the transactions contemplated hereby.

(b) Corporate Action. Such Stockholder has taken all corporate action necessary for it to enter into this Agreement and to consummate the transactions contemplated hereby.

(c) Absence of Violation. Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will constitute a violation of, or default under, or conflict with, or require any consent under any term or provision of the certificate of incorporation or bylaws of such Stockholder or any contract, commitment, indenture, lease or other agreement to which such Stockholder is a party or by which such Stockholder or any of its assets is bound.

(d) Binding Obligation. This Agreement has been duly and validly executed and delivered by such Stockholder, and assuming the due and valid execution and delivery of this Agreement by all other parties hereto, constitutes a valid and binding obligation of such Stockholder, enforceable in accordance with its terms, except to the extent that such enforceability may be limited by bankruptcy, insolvency and similar laws affecting the rights and remedies of creditors generally, and by general principles of equity and public policy.

8.2. Representations and Warranties of Individual Stockholders. Each Stockholder who is an individual hereby represents and warrants to the Company and to each other Stockholder as follows:

(a) Absence of Violation. Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will constitute a violation of, or default under, or conflict with, or require any consent under any term or provision of any contract, commitment, indenture, lease or other agreement to which such Stockholder is a party or by which such Stockholder or any of his or her assets is bound.

(b) Binding Obligation. This Agreement has been duly and validly executed and delivered by such Stockholder, and assuming the due and valid execution and delivery of this Agreement by all other parties hereto, constitutes a valid and binding obligation of such Stockholder, enforceable in accordance with its terms, except to the extent that such enforceability may be limited by bankruptcy, insolvency and similar laws affecting the rights and remedies of creditors generally, and by general principals of equity and public policy.

8.3. Representations and Warranties of Other Stockholders. Each Stockholder that is a trust, partnership, foundation, limited liability company or similar entity hereby represents and warrants to the Company and to each other Stockholder as follows:

(a) Absence of Violation. Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will constitute a violation of, or default under, or conflict with, or require any consent under any term or provision of any contract, commitment, indenture, lease or other agreement to which such Stockholder is a party or by which such Stockholder or any of his assets is bound.

(b) Binding Obligation. This Agreement has been duly and validly executed and delivered by such Stockholder, and assuming the due and valid execution and delivery of this Agreement by all other parties hereto, constitutes a valid and binding obligation of such Stockholder, enforceable in accordance with its terms, except to the extent that such enforceability may be limited by bankruptcy, insolvency and similar laws affecting the rights and remedies of creditors generally, and by general principals of equity and public policy.

(c) Authority. The partner, member or manager of such Stockholder executing this Agreement has the power and authority to enter into this Agreement and such partner and Stockholder each have the power and authority to consummate the transactions on behalf of such Stockholder contemplated hereby.

8.4. Representations and Warranties of the Company. The Company hereby represents and warrants to each Stockholder as follows:

(a) Organization and Authority. The Company is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is incorporated. The Company has the corporate power and authority to enter into this Agreement and to consummate the transactions contemplated hereby.

(b) Corporate Action. The Company has taken all corporate action necessary for it to enter into this Agreement and to consummate the transactions contemplated hereby.

(c) Absence of Violation. Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will constitute a violation of, or default under, or conflict with, or require any consent under any term or provision of the certificate of incorporation or bylaws of the Company or any contract, commitment, indenture, lease or other agreement to which the Company is a party or by which it or any of its assets is bound.

(d) Binding Obligation. This Agreement has been duly and validly executed and delivered by the Company, and assuming the due and valid execution and delivery of this Agreement by all other parties hereto, constitutes a valid and binding obligation of the Company, enforceable in accordance with its terms, except to the extent that such enforceability may be limited by bankruptcy, insolvency and similar laws affecting the rights and remedies of creditors generally, and by general principles of equity and public policy.

Section 9. Additional Shares of Stock; Etc. In the event additional shares of Stock are issued by the Company to a Stockholder at any time during the term of this Agreement, either directly or upon the exercise or exchange of securities of the Company exercisable for or exchangeable into shares of Stock, the Company shall cause, and the Stockholders agree that, such additional shares of Stock, as a condition to such issuance, to become subject to the terms and provisions of this Agreement.

Section 10. Duration of Agreement; Compliance. The rights and obligations of each Stockholder under this Agreement shall terminate as to such Stockholder, to the extent not terminated earlier pursuant to another provision of this Agreement, upon a Qualified Public Offering; provided, however, that, notwithstanding the foregoing, the provisions of Section 6 shall survive and shall terminate in accordance with Section 6.13(b).

Section 11. Severability; Governing Law. If any provision of this Agreement shall be determined to be illegal and unenforceable by any court of law, the remaining provisions shall be severable and enforceable in accordance with their terms. This Agreement shall be governed by and construed and enforced in accordance with the laws of the State of Delaware, without regard to principles of conflicts of laws.

Section 12. Successors and Assigns. This Agreement shall bind and inure to the benefit of the parties and their respective successors and assigns, transferees, legal representatives and heirs.

Section 13. Notices. All notices, requests, consents and other communications hereunder to any party shall be deemed to be sufficient if contained in a written instrument delivered in person or by telecopy or sent by nationally-recognized overnight courier or first class registered or certified mail, return receipt requested, postage prepaid, addressed to such party at the address set forth below with respect to the Company or at such other address as may hereafter be designated in writing by such party to the other parties:

if to the Company, to:

BATS Global Markets, Inc.
8050 Marshall Dr., Suite 120
Lenexa, KS 66214
Telecopy: 913-815-7119
Attention: Eric Swanson, General Counsel

with a copy to:

Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, NY 10017
Fax: 212-701-5937
Attention: Leonard Kreynin, Esq.

if to any Stockholder, at such Stockholder's address set forth on the books and records of the Company.

All such notices, requests, consents and other communications shall be deemed to have been delivered (a) in the case of personal delivery or delivery by telecopy, on the date of such delivery, (b) in the case of dispatch by nationally-recognized overnight courier, on the next business day following such dispatch and (c) in the case of mailing, on the third business day after the posting thereof.

Section 14. Modifications and Amendments. This Agreement may not be amended, modified or discharged orally, nor may any waivers or consents be given orally hereunder, and every such amendment, modification, waiver and consent shall be in writing and, except as otherwise provided in this Agreement, shall be signed by the Person against which enforcement thereof is sought. This Agreement may be amended or any waiver of any term or condition hereof consented to with the written consent of the Company and holders of at least a majority of the outstanding shares of Registrable Securities; provided, however, that, (i) this Section 14 and Section 4.1(b)(ii) may only be amended with the written consent of the Company and holders of at least a majority of the outstanding shares of Voting Common Stock, (ii) this Section 14 and Sections 2 through and including 7 may only be amended with the written consent of the Company and Investors holding a majority of aggregate number of shares of Voting Common Stock owned by all the Investors, and (iii) any amendment to any provision of this Agreement that materially adversely affects the rights of any Investor shall not be effective against such Investor unless and until consented to in writing by such Investor. Any amendment, termination or waiver effected in accordance with this Section 14 shall be binding on all parties hereto, regardless of whether such party has consented thereto.

Section 15. Headings. The headings of the sections of this Agreement have been inserted for convenience of reference only and shall not be deemed to be a part of this Agreement.

Section 16. Jurisdiction and Service of Process. Any legal dispute with respect to this Agreement shall be brought in the federal or state courts located in Wilmington, Delaware. By execution and delivery of this Agreement, each of the parties hereto accepts for itself and in respect of its property, generally and unconditionally, the jurisdiction of the aforesaid courts and acknowledges and agrees that venue therein is proper and not inconvenient. Each of the parties hereto irrevocably consents to the service of process of any of the aforementioned courts in any such action or proceeding by the mailing of copies thereof by certified mail, postage prepaid, to the party at its address provided pursuant to and determined in accordance with Section 13 hereof.

Section 17. Enforcement. Each of the parties hereto acknowledges and agrees that the rights acquired by each party hereunder are unique and that irreparable damage would occur in the event that any of the provisions of this Agreement to be performed by the other parties were not performed in accordance with their specific terms or were otherwise breached. Accordingly, in addition to any other remedy to which the parties hereto are entitled at law or in equity or pursuant hereto, each party hereto shall be entitled to an injunction or injunctions to prevent breaches of this Agreement by any other party and to enforce specifically the terms and provisions hereof in any federal or state court to which the parties have agreed hereunder to submit to jurisdiction.

Section 18. No Waiver of Rights, Powers and Remedies. No failure or delay by a party hereto in exercising any right, power or remedy under this Agreement, and no course of dealing among the parties hereto, shall operate as a waiver of any such right, power or remedy of the party. No single or partial exercise of any right, power or remedy under this Agreement by a party hereto, nor any abandonment or discontinuance of steps to enforce any such right, power or remedy, shall preclude such party from any other or further exercise thereof or the exercise of any other right, power or remedy hereunder. The election of any remedy by a party hereto shall not constitute a waiver of the right of such party to pursue other available remedies. No notice to or demand on a party not expressly required under this Agreement shall entitle the party receiving such notice or demand to any other or further notice or demand in similar or other circumstances or constitute a waiver of the rights of the party giving such notice or demand to any other or further action in any circumstances without such notice or demand.

Section 19. Survival of Representations and Warranties. All representations and warranties made by the parties hereto in this Agreement shall survive (i) the execution and delivery hereof, and (ii) any investigations made by or on behalf of the parties, and shall remain in full force and effect following the execution and delivery of this Agreement. No claim shall be made by a party for any alleged misrepresentation or breach of warranty by any other party unless notice for such claim shall have been given to such other party in accordance with the notice provision hereof prior to the expiration of the survival period specified above with respect to such representation or warranty. All covenants of any party hereto shall survive the execution and delivery hereof for the period of time specified within such covenant, and if no period of time is therein specified, until this Agreement is terminated in accordance herewith.

Section 20. Nouns and Pronouns. Whenever the context may require, any pronouns used herein shall include the corresponding masculine, feminine or neuter forms, and the singular form of names and pronouns shall include the plural and vice versa.

Section 21. Entire Agreement. This Agreement and the other writings referred to herein or delivered pursuant hereto contain the entire agreement among the parties hereto with respect to the subject matter hereof and supersede all prior and contemporaneous agreements and understandings with respect thereto.

Section 22. Counterparts. This Agreement may be executed in any number of counterparts, and each such counterpart hereof shall be deemed to be an original instrument, but all such counterparts together shall constitute but one agreement.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

EXHIBIT I

FORM OF

INSTRUMENT OF ADHERENCE

The undersigned, ____________________, in order to become the owner or holder of ________ shares of common stock, par value $0.01 per share, of BATS Global Markets, Inc., a Delaware corporation (the "Company"), hereby agrees to become a party to that certain Investor Rights Agreement dated as of ______________, 20__, (the "Investor Rights Agreement"), among the Company and the other parties thereto, and to be bound by all provisions thereof. The undersigned agrees to become a Stockholder (as defined in the Investor Rights Agreement) under the terms of the Investor Rights Agreement. The shares of common stock shall be deemed Stock (as defined in the Investor Rights Agreement) and the undersigned shall be deemed a Stockholder for all purposes thereunder. This Instrument of Adherence shall take effect and shall become a part of said Investor Rights Agreement immediately upon execution by the undersigned hereto and acceptance thereof by the Company.

Executed as a contract under seal as of the date set forth below:

[SIGNATURE BLOCKS FOR BATS GLOBAL MARKETS, INC. AND STOCKHOLDER]

EXHIBIT II

FORM OF

INSTRUMENT OF ADHERENCE
(To be entered into in connection with the grant of Restricted Stock)

The undersigned, ________________, in order to become the owner or holder of _________ shares of common stock, par value $0.01 per share, of BATS Global Markets, Inc., a Delaware corporation (the "Company"), hereby agrees to become a party to that certain Investor Rights Agreement dated as of _________, 20___, (the "Investor Rights Agreement"), among the Company and the other parties thereto, and to be bound by all provisions thereof. The undersigned agrees to become a Stockholder (as defined in the Investor Rights Agreement) under the terms of the Investor Rights Agreement and the shares of common stock shall be deemed Stock (as defined in the Investor Rights Agreement). This Instrument of Adherence shall take effect and shall become a part of said Investor Rights Agreement immediately upon execution by the undersigned hereto and acceptance thereof by the Company and the grant of shares pursuant to the undersigned's Restricted Stock Award Agreement dated as of _________, 20___ (the "Restricted Stock Agreement").

To the extent that all shares of common stock described herein are forfeited prior to becoming fully vested (as such vesting schedule is described in the Restricted Stock Agreement), this Instrument of Adherence shall be null and void.

Executed as a contract under seal as of the date set forth below:

[SIGNATURE BLOCKS FOR BATS GLOBAL MARKETS, INC. AND STOCKHOLDER]

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF INCORPORATION OF "BATS GLOBAL MARKETS HOLDINGS, INC.", FILED IN THIS OFFICE ON THE TWENTY-SECOND DAY OF AUGUST, A.D. 2013, AT 3:34 O'CLOCK P.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE NEW CASTLE COUNTY RECORDER OF DEEDS.


SECRETARY OF STATE
DELAWARE



Jeffrey W. Bullock, Secretary of State

5368481 8100

131016594

AUTHENTICATION: 0684772

DATE: 08-22-13

State of Delaware
Secretary of State
Division of Corporations
Delivered 03:34 PM 08/22/2013
FILED 03:34 PM 08/22/2013
SRV 131016594 - 5368481 FILE

CERTIFICATE OF INCORPORATION

OF

BATS GLOBAL MARKETS HOLDINGS, INC.

FIRST: The name of the corporation is BATS Global Markets Holdings, Inc. (the "**Corporation**").

SECOND: The address of its registered office in the State of Delaware is Corporation Trust Center, 1209 Orange Street, City of Wilmington, County of New Castle, Delaware 19801. The name of its registered agent at such address is The Corporation Trust Company.

THIRD: The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware as the same exists or may hereafter be amended ("**Delaware Law**").

FOURTH: The total number of shares of stock which the Corporation shall have authority to issue is 1,000, and the par value of each such share is $0.01, amounting in the aggregate to $10.00.

FIFTH: The name and mailing address of the incorporator are:

Name	Mailing Address
Malik M. Khalil	Davis Polk & Wardwell 450 Lexington Avenue New York, New York 10017

SIXTH: The Board of Directors shall have the power to adopt, amend or repeal the bylaws of the Corporation.

SEVENTH: Election of directors need not be by written ballot unless the bylaws of the Corporation so provide.

EIGHTH: The Corporation expressly elects not to be governed by Section 203 of Delaware Law.

NINTH: (1) A director of the Corporation shall not be liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director to the fullest extent permitted by Delaware Law.

(2)(a) Each person (and the heirs, executors or administrators of such person) who was or is a party or is threatened to be made a party to, or is involved

in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was a director or officer of the Corporation or is or was serving at the request of the Corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, shall be indemnified and held harmless by the Corporation to the fullest extent permitted by Delaware Law. The right to indemnification conferred in this ARTICLE NINTH shall also include the right to be paid by the Corporation the expenses incurred in connection with any such proceeding in advance of its final disposition to the fullest extent authorized by Delaware Law. The right to indemnification conferred in this ARTICLE NINTH shall be a contract right.

(b) The Corporation may, by action of its Board of Directors, provide indemnification to such of the employees and agents of the Corporation to such extent and to such effect as the Board of Directors shall determine to be appropriate and authorized by Delaware Law.

(3) The Corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss incurred by such person in any such capacity or arising out of such person's status as such, whether or not the Corporation would have the power to indemnify such person against such liability under Delaware Law.

(4) The rights and authority conferred in this ARTICLE NINTH shall not be exclusive of any other right which any person may otherwise have or hereafter acquire.

(5) Neither the amendment nor repeal of this ARTICLE NINTH, nor the adoption of any provision of this Certificate of Incorporation or the bylaws of the Corporation, nor, to the fullest extent permitted by Delaware Law, any modification of law, shall adversely affect any right or protection of any person granted pursuant hereto existing at, or arising out of or related to any event, act or omission that occurred prior to, the time of such amendment, repeal, adoption or modification (regardless of when any proceeding (or part thereof) relating to such event, act or omission arises or is first threatened, commenced or completed).

TENTH: The Corporation reserves the right to amend this Certificate of Incorporation in any manner permitted by Delaware Law and all rights and powers conferred herein on stockholders, directors and officers, if any, are subject to this reserved power.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Incorporation this 22nd day of August, 2013.



Malik M. Khalil
Incorporator

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF MERGER, WHICH MERGES:

"BLUE MERGER SUB INC.", A DELAWARE CORPORATION,

WITH AND INTO "BATS GLOBAL MARKETS, INC." UNDER THE NAME OF "BATS GLOBAL MARKETS HOLDINGS, INC.", A CORPORATION ORGANIZED AND EXISTING UNDER THE LAWS OF THE STATE OF DELAWARE, AS RECEIVED AND FILED IN THIS OFFICE THE THIRTY-FIRST DAY OF JANUARY, A.D. 2014, AT 9:38 O'CLOCK A.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE NEW CASTLE COUNTY RECORDER OF DEEDS.

4381465 8100M

140115483


SECRETARY OF STATE
DELAWARE
1776
1793



Jeffrey W. Bullock, Secretary of State

AUTHENTICATION: 1101217

DATE: 01-31-14

State of Delaware
Secretary of State
Division of Corporations
Delivered 09:38 AM 01/31/2014
FILED 09:38 AM 01/31/2014
SRV 140115483 - 4381465 FILE

CERTIFICATE OF MERGER

MERGING

BLUE MERGER SUB INC.

INTO

BATS GLOBAL MARKETS, INC.

Pursuant to the provisions of § 251 of the Delaware General Corporation Law

BATS Global Markets, Inc., a Delaware corporation (the "**Company**"), which desires to merge with Blue Merger Sub Inc., a Delaware corporation (the "**Merger Co.**"), hereby certifies that:

FIRST: The name and state of incorporation of each of the constituent corporations of the merger are as follows:

Name	State of Incorporation
Blue Merger Sub Inc.	Delaware
BATS Global Markets, Inc.	Delaware

SECOND: The Agreement and Plan of Merger dated as of August 23, 2013, as amended (the "**Merger Agreement**") among Direct Edge Holdings LLC, a Delaware limited liability company, BATS Global Markets Holdings, Inc., a Delaware corporation, Delta Merger Sub LLC, a Delaware limited liability company, Cole, Schotz, Meisel, Forman & Leonard, P.A., solely in its capacity as representative of the members of Direct Edge Holdings LLC and each of the constituent corporations has been approved, adopted, certified, executed and acknowledged by each of the constituent corporations in accordance with § 251 of the Delaware General Corporation Law (the "**DGCL**").

THIRD: The Company is the surviving corporation of the merger, and the name of the surviving corporation shall be "BATS Global Markets Holdings, Inc."

FOURTH: The merger shall be effective as of the time of the filing of this Certificate of Merger.

FIFTH: By reason of the merger herein certified, the Certificate of Incorporation of the Company is to be amended and restated in its entirety as set forth in Exhibit A hereto and shall be the Certificate of Incorporation of the surviving corporation until amended and changed pursuant to the provisions of the DGCL.

SIXTH: The executed Merger Agreement is on file at the office of the surviving corporation at 8050 Marshall Dr., Suite 120, Lenexa, KS 66214.

SEVENTH: A copy of the Merger Agreement will be furnished by the surviving corporation, on request and without cost, to any stockholder of any constituent corporation.

#85212429v3

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Merger this 31st day of January, 2014.

BATS GLOBAL MARKETS, INC.

By: 
Name: Joe Ratterman
Title: President & Chief Executive Officer

[*BATS Certificate of Merger Signature Page*]

#35212429v3

EXHIBIT A: Amended and Restated Certificate of Incorporation

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF BATS GLOBAL MARKETS HOLDINGS, INC.

FIRST: The name of the corporation is: BATS Global Markets Holdings, Inc. (the "Corporation").

SECOND: The address of the Corporation's registered office in the State of Delaware is Corporation Trust Center, 1209 Orange Street, in the City of Wilmington, County of New Castle, Delaware 19801. The name of its registered agent at such address is The Corporation Trust Company.

THIRD: The nature of the business or purposes to be conducted or promoted by the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

FOURTH: The total number of shares of stock which the Corporation shall have authority to issue is One Thousand (1,000) shares of Common Stock, $0.01 par value per share.

FIFTH: In furtherance of and not in limitation of powers conferred by statute, it is further provided:

1. The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors of the Corporation (the "Board").

2. Nothing contained in this Certificate of Incorporation or the Bylaws of the Corporation shall be applicable where the application of such provision or provisions would interfere with the effectuation of any decisions relating to regulatory functions of each Exchange Subsidiary (including disciplinary matters) or the structure of the market that each Exchange Subsidiary regulates, or would interfere with the ability of each Exchange Subsidiary to carry out its responsibilities under the Securities Exchange Act of 1934 or to oversee the market that each Exchange Subsidiary regulates, which functions or responsibilities shall include the ability of the Exchange Subsidiary as a self-regulatory organization to prevent fraudulent and manipulative acts and practices; promote just and equitable principles of trade; foster cooperation and coordination with persons engaged in regulating, clearing, settling, processing information with respect to, and facilitating transactions in securities; remove impediments to and perfect the mechanism of a free and open market and a national market system; and, in general, protect investors and the public interest. For purposes of this Certificate of Incorporation, "Exchange Subsidiary" shall mean any subsidiary of the Corporation that is registered with the Securities and Exchange Commission as a national securities exchange, as provided in Section 6 of the Securities Exchange Act of 1934 (the "Exchange Act").

3. Election of directors need not be by written ballot.

4. The Board is expressly authorized to adopt, amend, alter or repeal the Bylaws of the Corporation.

5. The Bylaws may also be amended, altered or repealed, or new bylaws may be adopted, by action taken by the stockholders of the Corporation.

6. Any member of the Board may be removed with or without cause by a majority vote of the stockholders.

SIXTH:

1. Except to the extent that the General Corporation Law of Delaware prohibits the elimination or limitation of liability of directors for breaches of fiduciary duty, no director of the Corporation shall be personally liable to the Corporation or its stockholders for monetary damages for any breach of fiduciary duty as a director, notwithstanding any provision of law imposing such liability; provided, however, that any indemnity under this Article Sixth, other than as specifically set forth herein, shall be provided out of and to the extent of the Corporation's assets only and excluding any Regulatory Funds. For purposes of this Certificate of Incorporation, "Regulatory Funds" shall mean any fees, fines or penalties derived from the regulatory operations of an Exchange Subsidiary; provided that Regulatory Funds shall not include revenues derived from listing fees, market data revenues, transaction revenues or any other aspect of the commercial operations of such Exchange Subsidiary, even if a portion of such revenues are used to pay costs associated with the regulatory operations of such Exchange Subsidiary.

2. No amendment to or repeal of this provision shall apply to or have any effect on the liability or alleged liability of any director of the Corporation for or with respect to any acts or omissions of such director occurring prior to such amendment.

SEVENTH:

1. The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute and this Certificate of Incorporation, and all rights conferred upon stockholders herein are granted subject to this reservation.

2. The approval contemplated by this Article Seventh shall not be required to the extent that: (a) such approval requirements would cause the Corporation not to be in compliance with U.S. federal securities laws and the rules and regulations thereunder; or (b) would adversely impact the regulatory authority of an Exchange Subsidiary.

3. For so long as the Corporation shall control, directly or indirectly, an Exchange Subsidiary, before any amendment to or repeal of any provision of this Certificate of Incorporation shall be effective, those changes shall be submitted to the board of directors of each Exchange Subsidiary and if the same must be filed with, or filed with and approved by, the Securities and Exchange Commission (the "SEC") before the changes may be effective under Section 19 of the Exchange Act and the rules promulgated under the Exchange Act or otherwise, then the proposed changes to this Certificate of Incorporation shall not be effective until filed with, or filed with and approved by, the SEC, as the case may be.

4. The sole stockholder of the Corporation is Blue Global Markets Holdings, Inc.

BYLAWS

OF

BATS GLOBAL MARKETS HOLDINGS, INC.

Dated as of January 31, 2014

TABLE OF CONTENTS

Page

ARTICLE I

STOCKHOLDERS

1.1 Place of Meetings. All meetings of stockholders shall be held at such place as may be designated from time to time by the board of directors (the "**Board of Directors**") of BATS Global Markets Holdings, Inc. (the "**Corporation**"), the chairman of the Board of Directors (the "**Chairman**"), the chief executive officer (the "**Chief Executive Officer**") or the president (the "**President**") or, if not so designated, at the principal office of the Corporation.

1.2 Annual Meeting. The annual meeting of stockholders for the election of directors and for the transaction of such other business as may properly be brought before the meeting shall be held on a date and at a time designated by the Board of Directors, the Chairman, the Chief Executive Officer or the President (which date shall not be a legal holiday in the place where the meeting is to be held).

1.3 Special Meetings. Special meetings of stockholders for any purpose or purposes may be called at any time by only the Board of Directors, the Chairman, the Chief Executive Officer or the President, and may not be called by any other person or persons. The Board of Directors may postpone or reschedule any previously scheduled special meeting of stockholders. Business transacted at any special meeting of stockholders shall be limited to matters relating to the purpose or purposes stated in the notice of meeting.

1.4 Notice of Meetings. Except as otherwise provided by law, notice of each meeting of stockholders, whether annual or special, shall be given not less than 10 nor more than 60 days before the date of the meeting to each stockholder entitled to vote at such meeting. Without limiting the manner by which notice otherwise may be given to stockholders, any notice shall be effective if given by a form of electronic transmission consented to (in a manner consistent with the General Corporation Law of the State of Delaware) by the stockholder to whom the notice is given. The notices of all meetings shall state the place, if any, date and time of the meeting and the means of remote communications, if any, by which stockholders and proxyholders may be deemed to be present in person and vote at such meeting. The notice of a special meeting shall state, in addition, the purpose or purposes for which the meeting is called. If notice is given by mail, such notice shall be deemed given when deposited in the United States mail, postage prepaid, directed to the stockholder at such stockholder's address as it appears on the records of the Corporation. If notice is given by electronic transmission, such notice shall be deemed given at the time specified in Section 232 of the General Corporation Law of the State of Delaware.

1.5 Voting List. The secretary of the Corporation (the "**Secretary**") shall prepare, at least 10 days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting, arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, for a period of at least 10 days prior to the meeting: (a) on a reasonably accessible electronic network, provided that the information required to gain access to such list is provided with the notice of the meeting, or (b) during ordinary business hours, at the principal place of business of the Corporation. If the meeting is to be held at a physical location (and not solely by means of remote communication), then the list shall be produced and kept at the time and place of the meeting during the whole time thereof, and may be inspected by any stockholder who is present. If the meeting is to be held solely by means of remote communication, then the list shall also be open to the examination of any stockholder during the whole time of the meeting on a reasonably accessible electronic network, and the information required to access such list shall be provided with the notice of the meeting. The list shall presumptively determine the identity of the stockholders entitled to vote at the meeting and the number of shares held by each of them.

1.6 Quorum. Except as otherwise provided by law, the certificate of incorporation of the Corporation (the "**Certificate of Incorporation**") or these bylaws (these "**Bylaws**"), the holders of a majority in voting power of the shares of the capital stock of the Corporation issued and outstanding and entitled to vote at the meeting, present in person, present by means of remote communication in a manner, if any, authorized by the Board of Directors in its sole discretion, or represented by proxy, shall constitute a quorum for the transaction of business; provided, however, that where a separate vote by a class or classes or series of capital stock is required by law or the Certificate of Incorporation, the holders of a majority in voting power of the shares of such class or classes or series of the capital stock of the Corporation issued and outstanding and entitled to vote on such matter, present in person, present by means of remote communication in a manner, if any, authorized by the Board of Directors in its sole discretion, or represented by proxy, shall constitute a quorum entitled to take action with respect to the vote on such matter. A quorum, once established at a meeting, shall not be broken by the withdrawal of enough votes to leave less than a quorum.

1.7 Adjournments. Any meeting of stockholders may be adjourned from time to time to any other time and to any other place at which a meeting of stockholders may be held under these Bylaws by the chairman of the meeting or by the stockholders present or represented at the meeting and entitled to vote, although less than a quorum. It shall not be necessary to notify any stockholder of any adjournment of less than 30 days if the time and place, if any, of the adjourned meeting, and the means of remote communication, if any, by which stockholders and proxyholders may be deemed to be present in person and vote at such adjourned meeting, are announced at the meeting at which adjournment is taken, unless after the adjournment a new record date is fixed for the adjourned meeting. At the adjourned meeting, the Corporation may transact any business which might have been transacted at the original meeting.

1.8 Voting and Proxies. Each stockholder shall have one vote for each share of stock entitled to vote held of record by such stockholder and a proportionate vote for each fractional share so held, unless otherwise provided by law or the Certificate of Incorporation. Each stockholder of record entitled to vote at a meeting of stockholders, or to express consent or dissent to corporate action without a meeting, may vote or express such consent or dissent in person (including by means of remote communications, if any, by which stockholders may be deemed to be present in person and vote at such meeting) or may authorize another person or persons to vote or act for such stockholder by a proxy executed or transmitted in a manner permitted by the General Corporation Law of the State of Delaware by the stockholder or such stockholder's authorized agent and delivered (including by electronic transmission) to the Secretary. No such proxy shall be voted or acted upon after three years from the date of its execution, unless the proxy expressly provides for a longer period.

1.9 Action at Meeting. When a quorum is present at any meeting, any matter other than the election of directors to be voted upon by the stockholders at such meeting shall be decided by the vote of the holders of shares of stock having a majority in voting power of the votes cast by the holders of all of the shares of stock present or represented at the meeting and voting affirmatively or negatively on such matter (or if there are two or more classes or series of stock entitled to vote as separate classes, then in the case of each such class or series, the holders of a majority in voting power of the shares of stock of that class or series present or represented at the meeting and voting affirmatively or negatively on such matter), except when a different vote is required by law, the Certificate of Incorporation or these Bylaws. When a quorum is present at any meeting, any election by stockholders of directors shall be determined by a plurality of the votes cast by the stockholders entitled to vote on the election.

1.10 Conduct of Meetings.

(a) Chairman of Meeting. Meetings of stockholders shall be presided over by the Chairman , if any, or in the Chairman's absence by the vice chairman of the Board of Directors (the "Vice Chairman"), if any, or in the Vice Chairman's absence by the Chief Executive Officer, or in the Chief Executive Officer's absence, by the President, or in the President's absence by a vice president of the Corporation (a "Vice President"), or in the absence of all of the foregoing persons by a chairman designated by the Board of Directors, or in the absence of such designation by a chairman chosen by vote of the stockholders at the meeting. The Secretary shall act as secretary of the meeting, but in the Secretary's absence the chairman of the meeting may appoint any person to act as secretary of the meeting.

(b) Rules, Regulations and Procedures. The Board of Directors may adopt by resolution such rules, regulations and procedures for the conduct of any meeting of stockholders of the Corporation as it shall deem appropriate including, without limitation, such guidelines and procedures as it may deem appropriate regarding the participation by means of remote communication of stockholders and proxyholders not physically present at a meeting. Except to the extent inconsistent with such rules, regulations and procedures as adopted by the Board of Directors, the chairman of any meeting of stockholders shall have the right and authority to prescribe such rules, regulations and procedures and to do all such acts as, in the judgment of such chairman, are appropriate for the proper conduct of the meeting. Such rules, regulations or procedures, whether adopted by the Board of Directors or prescribed by the chairman of the meeting, may include, without limitation, the following: (i) the establishment of an agenda or order of business for the meeting; (ii) rules and procedures for maintaining order at the meeting and the safety of those present; (iii) limitations on attendance at or participation in the meeting to stockholders of record of the Corporation, their duly authorized and constituted proxies or such other persons as shall be determined; (iv) restrictions on entry to the meeting after the time fixed for the commencement thereof; and (v) limitations on the time allotted to questions or comments by participants. Unless and to the extent determined by the Board of Directors or the chairman of the meeting, meetings of stockholders shall not be required to be held in accordance with the rules of parliamentary procedure.

1.11 Action without Meeting.

(a) Taking of Action by Consent. Any action required or permitted to be taken at any annual or special meeting of stockholders of the Corporation may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote on such action were present and voted. Except as otherwise provided by the Certificate of Incorporation, stockholders may act by written consent to elect directors; provided, however, that, if such consent is less than unanimous, such action by written consent may be in lieu of holding an annual meeting only if all of the directorships to which directors could be elected at an annual meeting held at the effective time of such action are vacant and are filled by such action.

(b) Electronic Transmission of Consents. A telegram, cablegram or other electronic transmission consenting to an action to be taken and transmitted by a stockholder or proxyholder, or by a person or persons authorized to act for a stockholder or proxyholder, shall be deemed to be written, signed and dated for the purposes of this Section 1.11, provided that any such telegram, cablegram or other electronic transmission sets forth or is delivered with information from which the Corporation can determine (i) that the telegram, cablegram or other electronic transmission was transmitted by the stockholder or proxyholder or by a person or persons authorized to act for the stockholder or proxyholder and (ii) the date on which such stockholder or proxyholder or authorized person or persons transmitted such telegram, cablegram or electronic transmission. The date on which such telegram, cablegram or electronic transmission is transmitted shall be deemed to be the date on which such consent was signed. No consent given by telegram, cablegram or other electronic transmission shall be deemed to have been delivered until such consent is reproduced in paper form and until such paper form shall be delivered to the Corporation by delivery to its registered office in the State of Delaware, its principal place of business or an officer or agent of the Corporation having custody of the book in which proceedings of meetings of stockholders are recorded. Delivery made to the Corporation's registered office shall be made by hand or by certified or registered mail, return receipt requested. Notwithstanding the foregoing limitations on delivery, consents given by telegram, cablegram or other electronic transmission may be otherwise delivered to the principal place of business of the Corporation or to an officer or agent of the Corporation having custody of the book in which proceedings of meetings of stockholders are recorded if, to the extent and in the manner provided by resolution of the Board of Directors. Any copy, facsimile or other reliable reproduction of a consent in writing may be substituted or used in lieu of the original writing for any and all purposes for which the original writing could be used, provided that such copy, facsimile or other reproduction shall be a complete reproduction of the entire original writing.

(c) Notice of Taking of Corporate Action. Prompt notice of the taking of corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not consented in writing and who, if the action had been taken at a meeting, would have been entitled to notice of the meeting if the record date for such meeting had been the date that written consents signed by a sufficient number of holders to take the action were delivered to the Corporation.

ARTICLE II

DIRECTORS

2.1 General Powers. The business and affairs of the Corporation shall be managed by or under the direction of a Board of Directors, who may exercise all of the powers of the corporation except as otherwise provided by law or the Certificate of Incorporation.

2.2 Number, Election and Qualification. The number of directors of the corporation shall be established from time to time by the stockholders or the Board of Directors. The directors shall be elected at the annual meeting of stockholders by such stockholders as have the right to vote on such election. Election of directors need not be by written ballot. Directors need not be stockholders of the Corporation.

2.3 Chairman; Vice Chairman. The Board of Directors may appoint from its members a Chairman and a Vice Chairman, neither of whom need be an employee or officer of the Corporation. If the Board of Directors appoints a Chairman, such Chairman shall perform such duties and possess such powers as are assigned by the Board of Directors and, if the Chairman is also designated as the corporation's Chief Executive Officer, shall have the powers and duties of the Chief Executive Officer prescribed in Section 3.7 of these Bylaws. If the Board of Directors appoints a Vice Chairman, such Vice Chairman shall perform such duties and possess such powers as are assigned by the Board of Directors. Unless otherwise provided by the Board of Directors, the Chairman or, in the Chairman's absence, the Vice Chairman , if any, shall preside at all meetings of the Board of Directors.

2.4 Tenure. Each director shall hold office until the next annual meeting of stockholders and until a successor is elected and qualified, or until such director's earlier death, resignation or removal.

2.5 Quorum. The greater of (a) a majority of the directors at any time in office and (b) one-third of the number of directors fixed pursuant to Section 2.2 of these Bylaws shall constitute a quorum of the Board of Directors. If at any meeting of the Board of Directors there shall be less than such a quorum, a majority of the directors present may adjourn the meeting from time to time without further notice other than announcement at the meeting, until a quorum shall be present.

2.6 Action at Meeting. Every act or decision done or made by a majority of the directors present at a meeting of the Board of Directors duly held at which a quorum is present shall be regarded as the act of the Board of Directors, unless a greater number is required by law or by the Certificate of Incorporation.

2.7 Removal. Except as otherwise provided by the General Corporation Law of the State of Delaware, any one or more or all of the directors of the Corporation may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors, except that the directors elected by the holders of a particular class or series of stock may be removed without cause only by vote of the holders of a majority of the outstanding shares of such class or series.

2.8 Vacancies. Unless and until filled by the stockholders, any vacancy or newly-created directorship on the Board of Directors, however occurring, may be filled by vote of a majority of the directors then in office, although less than a quorum, or by a sole remaining director. A director elected to fill a vacancy shall be elected for the unexpired term of such director's predecessor in office, and a director chosen to fill a position resulting from a newly-created directorship shall hold office until the next annual meeting of stockholders and until a successor is elected and qualified, or until such director's earlier death, resignation or removal.

2.9 Resignation. Any director may resign by delivering a resignation in writing or by electronic transmission to the Corporation at its principal office or to the Chairman, the Chief Executive Officer, the President or the Secretary. Such resignation shall be effective upon delivery unless it is specified to be effective at some later time or upon the happening of some later event.

2.10 Regular Meetings. Regular meetings of the Board of Directors may be held without notice at such time and place as shall be determined from time to time by the Board of Directors; provided that any director who is absent when such a determination is made shall be given notice of the determination. A regular meeting of the Board of Directors may be held without notice immediately after and at the same place as the annual meeting of stockholders.

2.11 Special Meetings. Special meetings of the Board of Directors may be held at any time and place designated in a call by the Chairman, the Chief Executive Officer, the President, two or more directors, or by one director in the event that there is only a single director in office.

2.12 Notice of Special Meetings. Notice of the date, place, if any, and time of any special meeting of directors shall be given to each director by the Secretary or by the officer or one of the directors calling the meeting. Notice shall be duly given to each director (a) in person or by telephone at least 24 hours in advance of the meeting, (b) by sending written notice by reputable overnight courier, telecopy, facsimile or electronic transmission, or delivering written notice by hand, to such director's last known business, home or electronic transmission address at least 48 hours in advance of the meeting, or (c) by sending written notice by first-class mail to such director's last known business or home address at least 72 hours in advance of the meeting. A notice or waiver of notice of a meeting of the Board of Directors need not specify the purposes of the meeting.

2.13 Meetings by Conference Communications Equipment. Directors may participate in meetings of the Board of Directors or any committee thereof by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and participation by such means shall constitute presence in person at such meeting.

2.14 Action by Consent. Any action required or permitted to be taken at any meeting of the Board of Directors or of any committee thereof may be taken without a meeting, if all members of the Board of Directors or committee, as the case may be, consent to the action in writing or by electronic transmission, and the written consents or electronic transmissions are filed with the minutes of proceedings of the Board of Directors or committee. Such filing shall be in paper form if the minutes are maintained in paper form and shall be in electronic form if the minutes are maintained in electronic form.

2.15 Provisions Regarding the Election of Directors of Subsidiaries.

(a) Subject to this Section 2.15: (i) the Board of Directors may constitute any officer of the Corporation as the Corporation's proxy, with power of substitution, to vote the equity of any subsidiary of the Corporation and to exercise, on behalf of the Corporation, any and all rights and powers incident to the ownership of that equity, including the authority to execute and deliver proxies, waivers and consents; (ii) in the absence of specific action by the Board of Directors, the Chief Executive Officer shall have authority to represent the Corporation and to vote, on behalf of the Corporation, the equity of other entities, both domestic and foreign, held by the Corporation; and (iii) the Chief Executive Officer shall also have the authority to exercise any and all rights incident to the ownership of that equity, including the authority to execute and deliver proxies, waivers and consents.

(b) At any meeting of the stockholders of BATS Exchange, Inc. held for the purpose of electing directors and members of the Member Nominating Committee of BATS Exchange, Inc. (as set forth in the Bylaws of BATS Exchange, Inc., the **"BZX Member Nominating Committee"**), or in the event written consents are solicited or otherwise sought from the stockholders of BATS Exchange, Inc. with respect thereto, the Corporation shall cause all outstanding shares of BATS Exchange, Inc. owned by the Corporation and entitled to vote at such election to be voted in favor of only those BATS Exchange, Inc. member representative directors and nominees for the BZX Member Nominating Committee nominated in accordance with the Bylaws of BATS Exchange, Inc. and, with respect to any such written consents, shall cause to be validly executed only such written consents electing only such directors and members of the BZX Member Nominating Committee.

(c) At any meeting of the stockholders of BATS Y-Exchange, Inc. held for the purpose of electing directors and members of the Member Nominating Committee of BATS Y-Exchange, Inc. (as set forth in the Bylaws of BATS Y-Exchange, Inc., the **"BYX Member Nominating Committee"**), or in the event written consents are solicited or otherwise sought from the stockholders of BATS Y-Exchange, Inc. with respect thereto, the Corporation shall cause all outstanding shares of BATS Y-Exchange, Inc. owned by the Corporation and entitled to vote at such election to be voted in favor of only those BATS Y-Exchange, Inc. member representative directors and nominees for the BYX Member Nominating Committee nominated in accordance with the Bylaws of BATS Y-Exchange, Inc. and, with respect to any such written consents, shall cause to be validly executed only such written consents electing only such directors and members of the BYX Member Nominating Committee.

ARTICLE III

OFFICERS

3.1 Titles. The officers of the Corporation shall consist of a Chief Executive Officer, a President, a Secretary, a Treasurer and such other officers with such other titles as the Board of Directors shall determine, including one or more Vice Presidents. The Board of Directors may appoint such other officers as it may deem appropriate.

3.2 Election. The Chief Executive Officer, President, Treasurer and Secretary shall be elected annually by the Board of Directors at its first meeting following the annual meeting of stockholders. Other officers may be appointed by the Board of Directors at such meeting or at any other meeting.

3.3 Qualification. No officer need be a stockholder. Any two or more offices may be held by the same person.

3.4 Tenure. Except as otherwise provided by law, by the Certificate of Incorporation or by these Bylaws, each officer shall hold office until such officer's successor is elected and qualified, unless a different term is specified in the resolution electing or appointing such officer, or until such officer's earlier death, resignation or removal.

3.5 Resignation and Removal. Any officer may resign by delivering a written resignation to the Corporation at its principal office or to the Chief Executive Officer, the President or the Secretary. Such resignation shall be effective upon receipt unless it is specified to be effective at some later time or upon the happening of some later event. Any officer may be removed at any time, with or without cause, by vote of a majority of the directors then in office. Except as the Board of Directors may otherwise determine, no officer who resigns or is removed shall have any right to any compensation as an officer for any period following such officer's resignation or removal, or any right to damages on account of such removal, whether such officer's compensation be by the month or by the year or otherwise, unless such compensation is expressly provided for in a duly authorized written agreement with the Corporation.

3.6 Vacancies. The Board of Directors may fill any vacancy occurring in any office for any reason and may, in its discretion, leave unfilled for such period as it may determine any offices other than those of Chief Executive Officer, President, Treasurer and Secretary. Each such successor shall hold office for the unexpired term of such officer's predecessor and until a successor is elected and qualified, or until such officer's earlier death, resignation or removal.

3.7 President; Chief Executive Officer. Unless the Board of Directors has designated another person as the Corporation's Chief Executive Officer, the President shall be the Chief Executive Officer. The Chief Executive Officer shall have general charge and supervision of the business of the Corporation subject to the direction of the Board of Directors, and shall perform all duties and have all powers that are commonly incident to the office of chief executive or that are delegated to such officer by the Board of Directors. The President shall perform such other duties and shall have such other powers as the Board of Directors or the Chief Executive Officer (if the President is not the Chief Executive Officer) may from time to time prescribe. In the event of the absence, inability or refusal to act of the Chief Executive Officer or the President (if the President is not the Chief Executive Officer), the Vice President (or if there shall be more than one, the Vice Presidents in the order determined by the Board of Directors) shall perform the duties of the Chief Executive Officer and when so performing such duties shall have all the powers of and be subject to all the restrictions upon the Chief Executive Officer.

3.8 Vice Presidents. Each Vice President shall perform such duties and possess such powers as the Board of Directors or the Chief Executive Officer may from time to time prescribe. The Board of Directors may assign to any Vice President the title of Executive Vice President, Senior Vice President or any other title selected by the Board of Directors.

3.9 Secretary. The Secretary shall perform such duties and shall have such powers as the Board of Directors or the Chief Executive Officer may from time to time prescribe. In addition, the Secretary shall perform such duties and have such powers as are incident to the office of the secretary, including without limitation the duty and power to give notices of all meetings of stockholders and special meetings of the Board of Directors, to attend all meetings of stockholders and the Board of Directors and keep a record of the proceedings, to maintain a stock ledger and prepare lists of stockholders and their addresses as required, to be custodian of corporate records and the corporate seal and to affix and attest to the same on documents. In the absence of the Secretary at any meeting of stockholders or directors, the chairman of the meeting shall designate a temporary secretary to keep a record of the meeting.

3.10 Treasurer. The Treasurer shall perform such duties and shall have such powers as may from time to time be assigned by the Board of Directors or the Chief Executive Officer. In addition, the Treasurer shall perform such duties and have such powers as are incident to the office of treasurer, including without limitation the duty and power to keep and be responsible for all funds and securities of the Corporation, to deposit funds of the Corporation in depositories selected in accordance with these Bylaws, to disburse such funds as ordered by the Board of Directors, to make proper accounts of such funds, and to render as required by the Board of Directors statements of all such transactions and of the financial condition of the Corporation.

3.11 Salaries. Officers of the Corporation shall be entitled to such salaries, compensation or reimbursement as shall be fixed or allowed from time to time by the Board of Directors.

3.12 Delegation of Authority. The Board of Directors may from time to time delegate the powers or duties of any officer to any other officer or agent, notwithstanding any provision hereof.

ARTICLE IV

CAPITAL STOCK

4.1 Issuance of Stock. Subject to the provisions of the Certificate of Incorporation, the whole or any part of any unissued balance of the authorized capital stock of the Corporation or the whole or any part of any shares of the authorized capital stock of the Corporation held in the Corporation's treasury may be issued, sold, transferred or otherwise disposed of by vote of the Board of Directors in such manner, for such lawful consideration and on such terms as the Board of Directors may determine.

4.2 Stock Certificates; Uncertificated Shares.

(a) The shares of the Corporation may be represented by certificates, provided that the Board of Directors may provide by resolution or resolutions that some or all of any or all classes or series of the Corporation's stock shall be uncertificated shares. Every holder of stock of the Corporation represented by certificates shall be entitled to have a certificate, in such form as may be prescribed by law and by the Board of Directors, representing the number of shares held by such holder registered in certificate form. Each such certificate shall be signed in a manner that complies with Section 158 of the General Corporation Law of the State of Delaware.

(b) Each certificate for shares of stock which are subject to any restriction on transfer pursuant to the Certificate of Incorporation, these Bylaws, applicable securities laws or any agreement among any number of stockholders or among such holders and the Corporation shall have conspicuously noted on the face or back of the certificate either the full text of the restriction or a statement of the existence of such restriction.

(c) If the Corporation shall be authorized to issue more than one class of stock or more than one series of any class, the powers, designations, preferences and relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights shall be set forth in full or summarized on the face or back of each certificate representing shares of such class or series of stock, provided that in lieu of the foregoing requirements there may be set forth on the face or back of each certificate representing shares of such class or series of stock a statement that the Corporation will furnish without charge to each stockholder who so requests a copy of the full text of the powers, designations, preferences and relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights.

(d) Within a reasonable time after the issuance or transfer of uncertificated shares, the Corporation shall send to the registered owner thereof a written notice containing the information required to be set forth or stated on certificates pursuant to Sections 151, 202(a) or 218(a) of the General Corporation Law of the State of Delaware or, with respect to Section 151 of General Corporation Law of the State of Delaware, a statement that the Corporation will furnish without charge to each stockholder who so requests the powers, designations, preferences and relative participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights.

4.3 Transfers. Shares of stock of the Corporation shall be transferable in the manner prescribed by law and in these Bylaws. Transfers of shares of stock of the Corporation shall be made only on the books of the Corporation or by transfer agents designated to transfer shares of stock of the Corporation. Subject to applicable law, shares of stock represented by certificates shall be transferred only on the books of the Corporation by the surrender to the Corporation or its transfer agent of the certificate representing such shares properly endorsed or accompanied by a written assignment or power of attorney properly executed, and with such proof of authority or the authenticity of signature as the Corporation or its transfer agent may reasonably require. Except as may be otherwise required by law, by the Certificate of Incorporation or by these Bylaws, the Corporation shall be entitled to treat the record holder of stock as shown on its books as the owner of such stock for all purposes, including the payment of dividends and the right to vote with respect to such stock, regardless of any transfer, pledge or other disposition of such stock until the shares have been transferred on the books of the Corporation in accordance with the requirements of these Bylaws.

4.4 Lost, Stolen or Destroyed Certificates. The Corporation may issue a new certificate of stock in place of any previously issued certificate alleged to have been lost, stolen or destroyed, upon such terms and conditions as the Board of Directors may prescribe, including the presentation of reasonable evidence of such loss, theft or destruction and the giving of such indemnity and posting of such bond as the Board of Directors may require for the protection of the Corporation or any transfer agent or registrar.

4.5 Record Date. The Board of Directors may fix in advance a date as a record date for the determination of the stockholders entitled to notice of or to vote at any meeting of stockholders or to express consent (or dissent) to corporate action without a meeting, or entitled to receive payment of any dividend or other distribution or allotment of any rights in respect of any change, conversion or exchange of stock, or for the purpose of any other lawful action. Such record date shall not precede the date on which the resolution fixing the record date is adopted, and such record date shall not be more than 60 nor less than 10 days before the date of such meeting, nor more than 10 days after the date of adoption of a record date for a consent without a meeting, nor more than 60 days prior to any other action to which such record date relates. If no record date is fixed, the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day before the day on which notice is given, or, if notice is waived, at the close of business on the day before the day on which the meeting is held. If no record date is fixed, the record date for determining stockholders entitled to express consent to corporate action without a meeting, when no prior action by the Board of Directors is necessary, shall be the day on which the first consent is properly delivered to the Corporation. If no record date is fixed, the record date for determining stockholders for any other purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating to such purpose. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting.

4.6 Regulations; Limitations on Dividends.

(a) The issue, transfer, conversion and registration of shares of stock of the Corporation shall be governed by such other regulations as the Board of Directors may establish.

(b) The Corporation shall not make a dividend payment to any stockholder of the Corporation if, and to the extent, such dividend payment would violate the General Corporation Law of the State of Delaware or other applicable law.

ARTICLE V

GENERAL PROVISIONS

5.1 Fiscal Year. Except as from time to time otherwise designated by the Board of Directors, the fiscal year of the Corporation shall begin on the first day of January of each year and end on the last day of December in each year.

5.2 Corporate Seal. The corporate seal shall be in such form as shall be approved by the Board of Directors.

5.3 Waiver of Notice. Whenever notice is required to be given by law, by the Certificate of Incorporation or by these Bylaws, a written waiver, signed by the person entitled to notice, or a waiver by electronic transmission by the person entitled to notice, whether before, at or after the time of the event for which notice is to be given, shall be deemed equivalent to notice required to be given to such person. Neither the business nor the purpose of any meeting need be specified in any such waiver. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened.

5.4 Voting of Securities. Except as the Board of Directors may otherwise designate, the Chief Executive Officer, the President or the Treasurer may waive notice of, vote, or appoint any person or persons to vote, on behalf of the Corporation at, and act as, or appoint any person or persons to act as, proxy or attorney-in-fact for this Corporation (with or without power of substitution) at, any meeting of stockholders or securityholders of any other entity, the securities of which may be held by this Corporation.

5.5 Evidence of Authority. A certificate by the Secretary or a temporary Secretary, as to any action taken by the stockholders, directors, a committee or any officer or representative of the Corporation shall as to all persons who rely on the certificate in good faith be conclusive evidence of such action.

5.6 Severability. Any determination that any provision of these Bylaws is for any reason inapplicable, illegal or ineffective shall not affect or invalidate any other provision of these Bylaws.

5.7 Pronouns. All pronouns used in these Bylaws shall be deemed to refer to the masculine, feminine or neuter, singular or plural, as the identity of the person or persons may require.

5.8 Books and Records.

(a) To the fullest extent permitted by law, all books and records of an Exchange Subsidiary reflecting confidential information pertaining to the self-regulatory function of such Exchange Subsidiary (including disciplinary matters, trading data, trading practices and audit information) that shall come into the possession of the Corporation, and the information contained in those books and records, shall be retained in confidence by the Corporation, the stockholders of the Corporation, the Board of Directors, officers, employees and agents of the Corporation and shall not be used for any non-regulatory purposes. For purpose of these Bylaws, **"Exchange Subsidiary"** shall mean any subsidiary of the Corporation that is registered with the Securities and Exchange Commission (the **"SEC"**) as a national securities exchange as provided in Section 6 of the Securities Exchange Act of 1934 (the **"Exchange Act"**). Notwithstanding the foregoing sentences, nothing herein shall be interpreted so as to limit or impede the rights of the SEC or any Exchange Subsidiary to access and examine such confidential information pursuant to the U.S. federal securities laws and the rules and regulations thereunder, or to limit or impede the ability of any officers, directors, agents, employees or stockholders of the Corporation to disclose such information to the SEC or an Exchange Subsidiary.

(b) All books and records of the Corporation shall be maintained at a location within the United States. To the extent they are related to the operation or administration of an Exchange Subsidiary, the books, records, premises, officers, directors, agents, and employees of the Corporation shall be deemed to be the books, records, premises, officers, directors, agents and employees of such Exchange Subsidiary for the purpose of, and subject to oversight pursuant to, the Exchange Act. For so long as the Corporation shall control, directly or indirectly, an Exchange Subsidiary, the Corporation's books and records shall be subject at all times to inspection and copying by the SEC and the applicable Exchange Subsidiary, provided that such books and records are related to the operation or administration of an Exchange Subsidiary.

ARTICLE VI

AMENDMENTS

6.1 By the Board of Directors. These Bylaws may be altered, amended or repealed, in whole or in part, or new Bylaws may be adopted by the Board of Directors.

6.2 By the Stockholders. These Bylaws may be altered, amended or repealed, in whole or in part, or new Bylaws may be adopted, by the affirmative vote of the holders of a majority of the shares of the capital stock of the Corporation issued and outstanding and entitled to vote at any annual meeting of stockholders, or at any special meeting of stockholders, provided notice of such alteration, amendment, repeal or adoption of new Bylaws shall have been stated in the notice of such special meeting.

6.3 Exceptions and Limitations. The approval contemplated by this Article VI shall not be required to the extent that: (a) such approval requirements would cause the Corporation not to be in compliance with U.S. federal securities laws and the rules and regulations thereunder; or (b) would adversely impact the regulatory authority of an Exchange Subsidiary.

6.4 For so long as the Corporation shall control, directly or indirectly, an Exchange Subsidiary, before any amendment to or repeal of any provision of these Bylaws shall be effective, those changes shall be submitted to the board of directors of each Exchange Subsidiary and if the same must be filed with, or filed with and approved by, the SEC before the changes may be effective under Section 19 of the Exchange Act and the rules promulgated under the Exchange Act or otherwise, then the proposed changes to these Bylaws shall not be effective until filed with, or filed with and approved by, the SEC, as the case may be.

ARTICLE VII

SRO FUNCTION

7.1 Preservation of Independence. For so long as the Corporation shall, directly or indirectly, control an Exchange Subsidiary, the Board of Directors, officers, employees and agents of the Corporation shall give due regard to the preservation of the independence of the self-regulatory function of such Exchange Subsidiary, as well as to its obligations to investors and the general public and shall not take any actions that would interfere with the effectuation of any decisions by a board of directors of an Exchange Subsidiary relating to its regulatory functions (including disciplinary matters) or which would interfere with the ability of such Exchange Subsidiary to carry out its responsibilities under the Exchange Act. To the fullest extent permitted by law, no present or past director, employee, beneficiary, agent, customer, creditor, regulatory authority (or member thereof) or other person shall have any rights against the Corporation or any director, officer, employee or agent of the Corporation under this Section 7.1.

7.2 Compliance with Securities Laws; Cooperation with the SEC. The Corporation shall comply with the U.S. federal securities laws and the rules and regulations thereunder and shall cooperate with the SEC and each Exchange Subsidiary, as applicable, pursuant to and to the extent of their respective regulatory authority. The officers, directors, employees and agents of the Corporation, by virtue of their acceptance of such position, shall be deemed to agree (i) to comply with the U.S. federal securities laws and the rules and regulations thereunder and (ii) to cooperate with the SEC and each Exchange Subsidiary in respect of the SEC's oversight responsibilities regarding the Exchange Subsidiaries and the self-regulatory functions and responsibilities of the Exchange Subsidiaries. The Corporation shall take reasonable steps necessary to cause its officers, directors, employees and agents to so cooperate. To the fullest extent permitted by law, no present or past director, employee, beneficiary, agent, customer, creditor, regulatory authority (or member thereof) or other person shall have any rights against the Corporation or any director, officer, employee or agent of the Corporation under this Section 7.2.

7.3 Consent to Jurisdiction. To the fullest extent permitted by law, the Corporation and its officers, directors, employees and agents, by virtue of their acceptance of such position, shall be deemed to irrevocably submit to the jurisdiction of the United States federal courts, the SEC, each Exchange Subsidiary, as applicable, for the purposes of any suit, action or proceeding pursuant to the U.S. federal securities laws and the rules and regulations thereunder arising out of, or relating to, the activities of an Exchange Subsidiary, and by virtue of their acceptance of any such position, shall be deemed to waive, and agree not to assert by way of motion, as a defense or otherwise in any such suit, action or proceeding, any claims that it or they are not personally subject to the jurisdiction of the United States federal courts, the SEC and the Exchange Subsidiaries that the suit, action or proceeding is an inconvenient forum or that the venue of the suit, action or proceeding is improper, or that the subject matter of that suit, action or proceeding may not be enforced in or by such courts or agency. The Corporation and its officers, directors, employees and agents also agree that they will maintain an agent, in the United States, for the service of process of a claim arising out of, or relating to, the activities of an Exchange Subsidiary.

7.4 Consent to Applicability. The Corporation shall take reasonable steps necessary to cause its current officers, directors, employees and agents and prospective officers, directors, employees and agents prior to such person's employment, appointment or otherwise, to consent in writing to the applicability of Section 5.8 of these Bylaws and this Article VII with respect to activities related to an Exchange Subsidiary.

State of Delaware
Secretary of State
Division of Corporations
Delivered 05:34 PM 06/05/2007
FILED 04:55 PM 06/05/2007
SRV 070675736 - 4364772 FILE

CERTIFICATE OF FORMATION

OF

DIRECT EDGE HOLDINGS LLC

This Certificate of Formation of Direct Edge Holdings LLC (the "LLC"), dated as of June 5, 2007, is being duly executed and filed by Steven J. Wright, as an authorized person, to form a limited liability company under the Delaware Limited Liability Company Act (6 Del.C. 18-101, et seq.).

1. The name of the limited liability company formed hereby is Direct Edge Holdings LLC.

2. The address of the registered office of the LLC in the State of Delaware is c/o The Corporation Trust Company, 1209 Orange Street, Wilmington, New Castle County, Delaware 19801.

3. The name and address of the registered agent for service of process on the LLC in the State of Delaware is The Corporation Trust Company, 1209 Orange Street, Wilmington, New Castle County, Delaware 19801.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation of Direct Edge Holdings LLC as of the date first above written.

By: /s/ Steven J. Wright
Steven J. Wright
Authorized Person

confidential
Greg Steinberg
Jan 23, 2014 11:15

Delaware

The First State

I, HARRIET SMITH WINDSOR, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF FORMATION OF "DIRECT EDGE HOLDINGS LLC", FILED IN THIS OFFICE ON THE FIFTH DAY OF JUNE, A.D. 2007, AT 4:55 O'CLOCK P.M.


SECRETARY'S OFFICE
DELAWARE

Harriet Smith Windsor, Secretary of State

4364772 8100

070675736

AUTHENTICATION: 5733018

DATE: 06-06-07

Seventh Amended and Restated
Limited Liability Company Operating Agreement
of
Direct Edge Holdings LLC

This Seventh Amended and Restated Limited Liability Company Operating Agreement (this "**Agreement**") of Direct Edge Holdings LLC (the "**Company**"), dated as of January 31, 2014, is made by BATS Global Markets, Inc. (f/k/a BATS Global Markets Holdings, Inc.), a Delaware corporation, as the sole member of the Company (the "**Member**").

Recital

On August 23, 2013, the Company entered into an Agreement and Plan of Merger (the "**Merger Agreement**") among the Company, BATS Global Markets Holdings, Inc. (f/k/a BATS Global Markets, Inc.), a Delaware corporation ("**BATS**"), the Member, Blue Merger Sub Inc., a Delaware corporation and a wholly-owned subsidiary of the Member ("**Blue Merger Sub**"), Delta Merger Sub LLC, a Delaware limited liability company and a wholly-owned subsidiary of the Member ("**Delta Merger Sub**"), and Cole, Schotz, Meisel, Forman & Leonard, P.A., solely in its capacity as representative of the Former Members (as defined below), providing, among other things, first, for the merger of Blue Merger Sub with and into BATS, with BATS remaining as the surviving entity (the "**Blue Merger**"), and, second, the merger of Delta Merger Sub with and into the Company, with the Company remaining as the surviving entity (the "**Delta Merger**", and, together with the Blue Merger, the "**Mergers**"), such that BATS and the Company would each become a wholly-owned subsidiary of the Member following and as a result of the Mergers.

In connection with the Delta Merger, the units of ownership interest of the Company owned by each of the members of the Company (the "**Former Members**") as of immediately prior to the effective time of the Delta Merger (the "**Effective Time**") were converted into the right to receive from the Member an amount and type of the Member's common stock and cash consideration, if any, payable pursuant to the Merger Agreement, and each unit of ownership interest of Delta Merger Sub as of immediately prior to the Effective Time was converted into one unit of ownership interest of the Company.

The Member desires to amend and restate the Sixth Amended and Restated Limited Liability Company Agreement of the Company (the "**Sixth Amended Agreement**") in its entirety, which will be known as the Seventh Amended and Restated Limited Liability Company Operating Agreement, to reflect the transactions contemplated by the Merger Agreement, including the Delta Merger.

Agreement

The Member hereby continues the Company without dissolution, and amends and restates the Sixth Amended Agreement in its entirety as follows:

ARTICLE I
THE LIMITED LIABILITY COMPANY

Section 1.01. **Formation.**

The Member hereby: (a) ratifies the formation of the Company as a limited liability company under the Delaware Limited Liability Company Act, 6 Del. C. § 18-101 et seq., as amended and in effect from time to time, and any successor statute (the "**Act**"), the execution of the Certificate of Formation of the Company (the "**Certificate**") by Steven J. Wright as an "authorized person" of the Company within the meaning of the Act, and the filing of the Certificate with the office of the Secretary of State of the State of Delaware in conformity with the Act; and (b) agrees that the rights, duties and liabilities of the Member shall be as provided in the Act, except as otherwise provided herein.

Section 1.02. **Name.**

The name of the Company shall be "Direct Edge Holdings LLC" and its business shall be carried on in such name with such variations and changes as the Member shall determine or deem necessary to comply with requirements of the jurisdictions in which the Company's operations are conducted.

Section 1.03. **Business Purpose; Powers.**

(a) Subject to the provisions of this Agreement, the purpose of the Company is (i) to operate directly or indirectly one or more national securities exchanges, (ii) to operate directly or indirectly one or more facilities of a national securities exchange, (iii) to operate directly or indirectly one or more "self-regulatory organizations" (each, an "**SRO**") as defined in Section 3(a)(26) of the Securities Exchange Act of 1934, as amended (the "**Exchange Act**"), and (iv) to engage in any other business or activity in which a limited liability company organized under the laws of the State of Delaware may lawfully engage.

(b) In furtherance of the purposes set forth in Section 1.03(a), the Company will possess the power to do anything not prohibited by the Act, by other applicable law, or by this Agreement, including but not limited to the following powers: (i) to undertake any of the activities described in Section 1.03(a); (ii) to make, perform and enter into any contract, commitment, activity or agreement relating thereto; (iii) to open, maintain and close bank and money market accounts, to endorse, for deposit to any such account otherwise, checks payable or belonging to the Company from any other individual, partnership, joint stock company, corporation, entity, association, trust, limited liability company, joint venture, unincorporated organization, government, governmental department or agency or political subdivision of any government (each, a "**Person**"), and to draw checks or other orders for the payment of money on any such account; (iv) to hold, distribute, and exercise all rights (including voting rights), powers and privileges and other incidents of ownership with respect to assets of the Company; (v) to borrow funds, issue evidences of indebtedness and refinance any such indebtedness in furtherance of any or all of the purposes of the Company; (vi) to employ or retain such agents, employees, managers, accountants, attorneys, consultants and other Persons necessary or appropriate to carry out the business and affairs of the Company, and to pay such fees, expenses, salaries, wages and other compensation to such Persons; (vii) to bring, defend and compromise actions, in its own name, at law or in equity; and (viii) to take all actions and do all things necessary or advisable or incident to carry out the purposes of the Company, so far as such powers and privileges are necessary or convenient to the conduct, promotion or attainment of the Company's business, purposes or activities.

Section 1.04. **Maintenance of Separate Business.**

(a) The Company shall at all times:

(i) to the extent that any of the Company's offices are located in the offices of one of its Affiliates (as defined in Rule 12b-2 under the Exchange Act), pay fair market rent for its office space located therein;

(ii) maintain the Company's books, financial statements, accounting records and other limited liability company documents and records separate from those of any of its Affiliates or any other Person;

(iii) not commingle the Company's assets with those of any of its Affiliates or any other Person;

(iv) maintain the Company's account, bank accounts, and payroll separate from those of any of its Affiliates;

(v) act solely in its name and through its own authorized agents, and in all respects hold itself out as a legal entity separate and distinct from any other Person;

(vi) make investments directly or by brokers engaged and paid by the Company and its agents;

(vii) manage the Company's liabilities separately from those of any of its Affiliates, and pay its own liabilities, including all compensation to employees, consultants or agents and all operating expenses, from its own separate assets, except that an Affiliate of the Company may pay the organizational and administrative expenses of the Company; and

(viii) pay from the Company's assets all obligations and indebtedness of any kind incurred by the Company.

(b) The Company shall not:

(i) assume the liabilities of any of its Affiliates unless such assumption is approved in accordance with this Agreement; or

(ii) guarantee the liabilities of any of its Affiliates unless such assumption is approved in accordance with this Agreement.

(c) The Company shall abide by all Act formalities, including the maintenance of current records of the Company's affairs, and the Company shall cause its financial statements to be prepared in accordance with generally accepted accounting principles in a manner that indicates the separate existence of the Company.

(d) The Member and the officers of the Company shall make decisions with respect to the business and daily operations of the Company independent of and not as dictated by any of its Affiliates. Failure of the Company, or the Member or any of the officers of the Company acting on behalf of the Company, to comply with any of the foregoing covenants or any other covenant contained in this Agreement shall not affect the status of the Company as a separate legal entity or the limited liability of the Member.

Section 1.05. **Purchased Services.**

Except as approved by the Member (or pursuant to the Sixth Amended Agreement), all products and services to be obtained by the Company or any of its subsidiaries and all transactions conducted by the Company and its subsidiaries shall be evaluated by the Company's management with a view to best practices, and all such products and services and all such transactions shall, if obtained from or conducted with the Member or any Affiliate of the Member, be obtained or conducted only on an arm's length basis with terms that are not less favorable to the Company or any of its subsidiaries than those that the Company or any of its subsidiaries might otherwise be able to obtain from an unrelated Person.

Section 1.06. **Registered Office and Agent.**

The location of the registered office of the Company shall be 1209 Orange Street, in the City of Wilmington, County of New Castle, Delaware. The Company's registered agent at such address shall be The Corporation Trust Company.

Section 1.07. **Term.**

Subject to the provisions of Article VI below, the Company shall have perpetual existence.

ARTICLE II
THE MEMBER

Section 2.01. **The Member.**

The name and address of the Member are as follows:

BATS Global Markets, Inc.
8050 Marshall Drive
Lenexa, Kansas 66214

Section 2.02. **Actions by the Member; Meetings.**

The Member may approve a matter or take any action at a meeting or without a meeting by the written consent of the Member. Meetings of the Member may be called at any time by the Member.

Section 2.03. **Liability of the Member.**

All debts, obligations and liabilities of the Company, whether arising in contract, tort or otherwise, shall be solely the debts, obligations and liabilities of the Company, and the Member shall not be obligated personally for any such debt, obligation or liability of the Company solely by reason of being a member.

Section 2.04. **Power to Bind the Company.**

The Member (acting in its capacity as such) shall have the authority to bind the Company to any third party with respect to any matter.

Section 2.05. **Admission of Members.**

New members shall be admitted only upon the approval of the Member and pursuant to an amendment to this Agreement, which shall not be effective until filed with and approved by the SEC under Section 19 of the Exchange Act and the rules and regulations promulgated thereunder by the SEC or otherwise.

ARTICLE III
MANAGEMENT BY THE MEMBER

Section 3.01. **Member Management.**

The management of the Company is fully reserved to the Member, and the Company shall not have "managers" as that term is used in the Act. The powers of the Company shall be exercised by or under the authority of, and the business and affairs of the Company shall be managed under the direction of, the Member, who shall make all decisions and take all actions for the Company. In managing the business and affairs of the Company and exercising its powers, the Member shall act through resolutions adopted in written consents. Decisions or actions taken by the Member in accordance with this Agreement shall constitute decisions or action by the Company and shall be binding on the Company.

Section 3.02. **Officers; Employees, Agents and Consultants.**

(a) The Chief Executive Officer and the General Counsel shall each be appointed by the Member.

(b) The Chief Executive Officer shall appoint such other officers of the Company as he or she shall from time to time deem necessary and may assign any title to any such officer as he or she deems appropriate. Such officers shall have such terms of employment or service, shall receive such compensation and shall exercise such powers and perform such duties as the Member (or, if the Member delegates to the Chief Executive Officer, the Chief Executive Officer) shall from time to time determine. Any number of offices may be held by the same person.

(c) The Chief Executive Officer shall have the authority to remove any officer; provided that the Chief Executive Officer shall not have the authority to remove any members of senior level management of the Company specifically selected and appointed by the Member.

(d) No person subject to a "statutory disqualification" (as defined in Section 3(a)(39) of the Exchange Act) may serve as an officer of the Company.

(e) Subject to the Member's oversight and consent, the Chief Executive Officer shall be responsible for the day-to-day management of the business of the Company, and shall see that all orders and resolutions of the Member are carried into effect. The Chief Executive Officer shall have the authority to retain and terminate employees, agents and consultants of the Company and to delegate such duties to any such employees, agents and consultants as the Chief Executive Officer deems appropriate.

(f) To the extent that any certificate is required to be filed with the Delaware Secretary of State, each of the Chief Executive Officer and General Counsel is designated as an "authorized person" of the Company within the meaning of the Act.

Section 3.03. **Officers as Agents; Duties of Officers.**

(a) The officers of the Company, to the extent of their powers set forth in this Agreement or otherwise vested in them by action of the Member not inconsistent with this Agreement, are agents of the Company for the purpose of the Company's business, and the actions of the officers of the Company taken in accordance with such powers shall bind the Company.

(b) Except to the extent otherwise provided herein, each officer of the Company shall have fiduciary duties identical to those of officers of business corporations organized under the General Corporation Law of the State of Delaware.

Section 3.04. **Subsidiaries.**

(a) Subject to this Section 3.04, the Member may constitute any officer of the Company as the Company's proxy, with power of substitution, to vote the equity of any subsidiary of the Company and to exercise, on behalf of the Company, any and all rights and powers incident to the ownership of that equity, including the authority to execute and deliver proxies, waivers and consents. Subject to this Section 3.04, in the absence of specific action by the Member, the Chief Executive Officer shall have authority to represent the Company and to vote, on behalf of the Company, the equity of other Persons, both domestic and foreign, held by the Company. Subject to this Section 3.04, the Chief Executive Officer shall also have the authority to exercise any and all rights incident to the ownership of that equity, including the authority to execute and deliver proxies, waivers and consents.

(b) At any meeting of the equity holders of an Exchange Subsidiary held for the purpose of electing directors (other than the Chief Executive Officer of EDGA Exchange, Inc. ("**EDGA**") or EDGX Exchange, Inc. ("**EDGX**", and, together with EDGA, the "**Exchange Subsidiaries**", and each individually, an "**Exchange Subsidiary**"), as applicable) or members of the Nominating Committee or Member Nominating Committee of the Board of Directors of any such Exchange Subsidiary, as applicable, or in the event written consents are solicited or otherwise sought from the equity holders of an Exchange Subsidiary with respect thereto, the Company shall cause all outstanding equity of such Exchange Subsidiary owned directly or indirectly by the Company and entitled to vote with respect to such election to be voted in favor of the election of only those directors nominated by the Nominating Committee of such Exchange Subsidiary and those nominees for the Nominating Committee and those nominees for the Member Nominating Committee nominated in accordance with the governance documents of such Exchange Subsidiary, and, with respect to any such written consents, shall cause to be validly executed only such written consents electing only such directors nominated by the Nominating Committee of such Exchange Subsidiary, such members of the Nominating Committee of such Exchange Subsidiary and such members of the Member Nominating Committee of such Exchange Subsidiary.

(c) With respect to the Chief Executive Officer of each of EDGA and EDGX, the Company shall take all actions in its capacity as a direct or indirect stockholder of EDGA and EDGX to vote or consent with respect to the election of such Chief Executive Officer as a member of the Boards of Directors of EDGA and EDGX. With respect to Member Representative Directors (as defined in the governance documents for EDGA and EDGX), the Company shall take actions in its capacity as a direct or indirect stockholder of EDGA and EDGX, as applicable, to remove a Member Representative Director from the Board of Directors of EDGA or EDGX, as applicable, only for cause. If the Board of Directors of EDGA or EDGX determines that a director of EDGA or EDGX, as applicable, (i) no longer satisfies the classification for which the director was elected, (ii) would, if such director continued service in such capacity, violate the compositional requirements of the Board of Directors of EDGA or EDGX as set forth in its governance documents, or (iii) has become subject to a "statutory disqualification" (as defined in Section 3(a)(39) of the Exchange Act), the Company shall take all actions in its capacity as a direct or indirect stockholder of EDGA and EDGX, as applicable, to remove such director from the Board of Directors of EDGA or EDGX, as applicable.

ARTICLE IV
CAPITAL STRUCTURE AND CONTRIBUTIONS

Section 4.01. **Capital Structure.**

The capital structure of the Company shall consist of one class of common interests (the "**Common Interests**"). All Common Interests shall be identical with each other in every respect. The Member shall own all of the Common Interests issued and outstanding.

Section 4.02. **Capital Contributions.**

A capital contributions account shall be maintained for the Member, to which contributions shall be credited and against which distributions of capital contributions shall be charged. From time to time, the Member may determine that the Company requires capital and may make capital contributions in an amount determined by the Member, and such contributions shall be credited to the Member's capital contributions account.

ARTICLE V
PROFITS, LOSSES AND DISTRIBUTIONS

Section 5.01. **Profits and Losses.**

A profit and loss account shall be maintained for the Member, to which profits shall be credited and against which losses and distributions of profits shall be charged. For financial accounting and tax purposes, the Company's net profits or net losses shall be determined on an annual basis in accordance with the manner determined by the Member. In each year, profits and losses shall be allocated entirely to the Member's profit and loss account.

Section 5.02. **Distributions.**

The Member shall determine profits available for distribution and the amount, if any, to be distributed to the Member, and shall authorize and distribute on the Common Interests, the determined amount when, as and if declared by the Member. The distributions of profits of the Company shall be paid to the Member out of the Member's profit and loss account. No distribution shall be declared or paid which shall impair the capital of the Company nor shall any distribution of assets be made to the Member unless the value of the assets of the Company remaining after such payment or distribution is at least equal to the aggregate of its debts and liabilities, including capital.

ARTICLE VI
DISSOLUTION

The Company shall be dissolved and its affairs wound up upon the occurrence of any of the following events: (a) the Member votes for dissolution; or (b) a judicial dissolution of the Company under Section 18-802 of the Act.

ARTICLE VII
TRANSFER OF INTERESTS IN THE COMPANY

The Member may not sell, assign, transfer, convey, gift, exchange or otherwise dispose of any or all of its Common Interests except pursuant to an amendment to this Agreement, which shall not be effective until filed with and approved by the SEC under Section 19 of the Exchange Act and the rules and regulations promulgated thereunder by the SEC or otherwise, as the case may be. After such amendment is effective, upon receipt by the Company of a written agreement executed by the person or entity to whom such Common Interests are to be transferred agreeing to be bound by the terms of this Agreement, such person shall be admitted as a member of the Company.

ARTICLE VIII
EXCULPATION AND INDEMNIFICATION

Section 8.01. **Exculpation.**

Notwithstanding any other provisions of this Agreement, whether express or implied, or any obligation or duty at law or in equity, neither the Member, any officers, directors, stockholders, partners, employees, affiliates, representatives or agents of any of the Member, the Company, nor any officer, employee, representative or agent of the Company (individually, a "**Covered Person**" and, collectively, the "**Covered Persons**") shall be liable to the Company or any other person for any act or omission (in relation to the Company, its property or the conduct of its business or affairs, this Agreement, any related document or any transaction or investment contemplated hereby or thereby) taken or omitted by a Covered Person in the reasonable belief that such act or omission is in or is not contrary to the best interests of the Company and is within the scope of authority granted to such Covered Person by the Agreement; provided that such act or omission does not constitute fraud, willful misconduct, bad faith, or gross negligence.

Section 8.02. **No Duties.**

(a) Neither the Member nor any officer of the Company, other than the Chief Executive Officer, to the fullest extent permitted by applicable law, shall have any duty (fiduciary or otherwise) to the Company or to the Member otherwise existing at law or in equity.

(b) Notwithstanding anything to the contrary in this Agreement, to the extent that, at law or in equity, the Member or an officer of the Company does have duties (including fiduciary duties) or liabilities relating to the Company, the Member or any other Person, such Member or officer of the Company acting pursuant to this Agreement shall not be liable to the Company, the Member or any other Person for breach of fiduciary duty by reason of such Member or officer of the Company placing good faith reliance on the provisions of this Agreement. The Member hereby agrees that, to the extent the provisions of this Agreement restrict or eliminate duties (including fiduciary duties) or liabilities of the Member and the officers of the Company that may otherwise exist at law or in equity, such provisions replace such other duties and liabilities of such Member or officer to the Company, the Member or any other Person.

(c) The foregoing provisions of this Section 8.02 shall not limit in any way the duties or obligations of the Member or the officers of the Company under any of the provisions of Section 11.02 or Article X.

Section 8.03. **Indemnification.**

To the fullest extent permitted by law, the Company shall indemnify and hold harmless each Covered Person from and against any and all losses, claims, demands, liabilities, expenses, judgments, fines, settlements and other amounts arising from any and all claims, demands, actions, suits or proceedings, civil, criminal, administrative or investigative ("**Claims**"), in which the Covered Person may be involved, or threatened to be involved, as a party or otherwise, by reason of its management of the affairs of the Company or which relates to or arises out of the Company or its property, business or affairs. A Covered Person shall not be entitled to indemnification under this Section 8.03 with respect to (i) any Claim with respect to which such Covered Person has engaged in fraud, willful misconduct, bad faith or gross negligence or (ii) any Claim initiated by such Covered Person unless such Claim (or part thereof) (A) was brought to enforce such Covered Person's rights to indemnification hereunder or (B) was authorized or consented to by the Member. Expenses incurred by a Covered Person in defending any Claim shall be paid by the Company in advance of the final disposition of such Claim upon receipt by the Company of an undertaking by or on behalf of such Covered Person to repay such amount if it shall be ultimately determined that such Covered Person is not entitled to be indemnified by the Company as authorized by this Section 8.03.

Section 8.04. **Amendments.**

Any repeal or modification of this Article VIII by the Member shall not adversely affect any rights of such Covered Person pursuant to this Article VIII, including the right to indemnification and to the advancement of expenses of a Covered Person existing at the time of such repeal or modification with respect to any acts or omissions occurring prior to such repeal or modification.

ARTICLE IX
CONFIDENTIALITY

Section 9.01. **Duty of Confidentiality.**

(a) The Member, during the period starting from the date on which such Member became a member of the Company through and ending on the date that is the one year anniversary of the date on which such Member shall have ceased to be a member of the Company, shall not, without the Company's prior written consent, disclose to any Person other than an Exempt Person (as defined below) of such Member any confidential, non-public information obtained from the Company or one of its Affiliates concerning any of the following (collectively, "**Confidential Information**"):

(i) any (a) inventions and discoveries (whether patentable or unpatentable and whether or not reduced to practice), all improvements thereto, all patents, registrations, invention disclosures and applications therefor, including divisions, revisions, supplementary protection certificates, continuations, continuations-in-part and renewal applications, and including renewals, extensions, reissues and re-examinations thereof; (b) published and unpublished works of authorship, whether copyrightable or not (including without limitation databases and other compilations of information, mask works and semiconductor chip rights), copyrights therein and thereto, and registrations and applications therefor, and all renewals, extensions, restorations and reversions thereof; and (c) trade secrets and other technical information (which may include ideas, research and development, know-how, formulae and other processes, business methods, customer lists and supplier lists), in each case that is owned or used by the Company or any of its subsidiaries;

(ii) any dealings between the Company or any of its subsidiaries, on the one hand, and any Person to whom the Company or any of its subsidiaries provides or receives services under any agreement, lease, license, contract, note, mortgage, indenture, arrangement or other obligation or any employee, director, officer, manager or member of the Company or any of its subsidiaries, on the other hand;

(iii) any financial information or results of operations of the Company or any of its subsidiaries; or

(iv) any business plans, pricing information, customer information or regulatory information of the Company or any of its subsidiaries.

For purposes of this Agreement, "**Exempt Person**" means, with respect to any Person, any Affiliate of such Person or any Representative of the Company, such Person or such Person's Affiliate, in each case, who (x) has a reasonable need to know the contents of the Confidential Information, (y) is informed of the confidential nature of the Confidential Information and (z) agrees to keep such information confidential in accordance with the terms of this Agreement and any other restrictions that the Member or any governmental or regulatory authority may determine is appropriate.

(b) Notwithstanding the foregoing, Confidential Information shall not include, with respect to any Person, any information that:

(i) is or becomes generally available to the public other than as a result of a disclosure directly or indirectly by such Person or any of its Affiliates or any of their respective directors, officers, managers, employees, advisors or other representatives (collectively, "**Representatives**") in breach of this Article IX;

(ii) is disclosed by another Person not known by the recipient to be under a confidentiality agreement or obligation to the Company or any of its subsidiaries not to disclose such information; or

(iii) is independently developed by such Person or any of its Affiliates or any of their respective Representatives without derivation from, reference to or reliance upon any Confidential Information;

(c) Notwithstanding anything to the contrary in this Agreement:

(i) The Member may disclose any Confidential Information to the extent required by any applicable law, statute, rule or regulation or any request, order or subpoena issued by any court or other governmental entity or any SRO.

(ii) Nothing herein shall be interpreted to limit or impede the rights of the U.S. Securities and Exchange Commission (the "**SEC**") or any Exchange Subsidiary to access or examine any Confidential Information, or to limit or impede the ability of the Member or any of its Representatives to disclose to the SEC as the SEC may request, order or demand any Confidential Information, in each case pursuant to Section 11.02, Article X or the U.S. federal securities laws and rules and regulations thereunder.

Section 9.02. **Responsibility for Breach.**

The Member shall be responsible for any breach of this Article IX by any of its Representatives or Exempt Persons and agrees to use commercially reasonable efforts to cause its Representatives and Exempt Persons to treat all Confidential Information in the same manner as such Member would generally treat its own confidential, non-public information but no less than what a reasonably prudent person would treat its own confidential, non-public information.

ARTICLE X
SRO FUNCTION

Section 10.01. **Preservation of Independence.**

(a) For so long as the Company shall, directly or indirectly, control an Exchange Subsidiary, the Member and the officers, employees and agents of the Company shall give due regard to the preservation of the independence of the self-regulatory function of such Exchange Subsidiary, as well as to its obligations to investors and the general public and shall not take any actions that would interfere with the effectuation of any decisions by a board of directors of an Exchange Subsidiary relating to its regulatory functions (including disciplinary matters) or which would interfere with the ability of such Exchange Subsidiary to carry out its responsibilities under the Exchange Act.

(b) To the fullest extent permitted by law, no present or past member of the Company, employee, beneficiary, agent, customer, creditor, regulatory authority (or member thereof) or other Person shall have any rights against the Company or any manager, officer, employee or agent of the Company under this Section 10.01.

Section 10.02. **Compliance with Securities Laws; Cooperation with the SEC.**

(a) The Company shall comply with the U.S. federal securities laws and the rules and regulations thereunder and shall cooperate with the SEC and each Exchange Subsidiary, as applicable, pursuant to and to the extent of their respective regulatory authority. The officers, employees and agents of the Company, by virtue of their acceptance of such position, shall be deemed to agree (x) to comply with the U.S. federal securities laws and the rules and regulations thereunder and (y) to cooperate with the SEC and each Exchange Subsidiary in respect of the SEC's oversight responsibilities regarding the Exchange Subsidiaries and the self-regulatory functions and responsibilities of the Exchange Subsidiaries. The Company shall take reasonable steps necessary to cause its officers, employees and agents to so cooperate.

(b) To the fullest extent permitted by law, no present or past member of the Company, employee, beneficiary, agent, customer, creditor, regulatory authority (or member thereof) or other Person shall have any rights against the Company or any manager, officer, employee or agent of the Company under this Section 10.02.

Section 10.03. **Consent to Jurisdiction.**

(a) To the fullest extent permitted by law, the Company and its officers, employees and agents, by virtue of their acceptance of such position, shall be deemed to irrevocably submit to the jurisdiction of the U.S. federal courts, the SEC and each Exchange Subsidiary, as applicable, for the purposes of any suit, action or proceeding pursuant to the U.S. federal securities laws and the rules and regulations thereunder arising out of, or relating to, the activities of an Exchange Subsidiary, and by virtue of their acceptance of any such position, shall be deemed to waive, and agree not to assert by way of motion, as a defense or otherwise in any such suit, action or proceeding, any claims that it or they are not personally subject to the jurisdiction of the U.S. federal courts, the SEC and the Exchange Subsidiaries that the suit, action or proceeding is an inconvenient forum or that the venue of the suit, action or proceeding is improper, or that the subject matter of that suit, action or proceeding may not be enforced in or by such courts or agency.

(b) The Company and its officers, employees and agents shall be deemed to agree that they will maintain an agent, in the United States, for the service of process of any claim arising out of, or relating to, the activities of an Exchange Subsidiary. In the case of the officers, employees and agents of the Company, the Company shall act as agent for service of process.

Section 10.04. **Consent to Applicability.**

The Company shall take reasonable steps necessary to cause its current officers, employees and agents and prospective officers, employees and agents, prior to the commencement of such Person's employment, appointment or other service, to consent in writing to the applicability of Section 11.02 and this Article X with respect to activities related to an Exchange Subsidiary.

ARTICLE XI
BOOKS AND RECORDS

Section 11.01. **General.**

(a) The Company shall maintain true and complete books of account and records, which shall be available during reasonable business hours for the inspection by the Member.

(b) The Company shall cause to be entered in appropriate books (to be kept at the Company's principal place of business, which must be in the United States) all transactions of or relating to the Company. The books and records of the Company shall be made and maintained, and the financial position and the results of operations recorded, at the expense of the Company, in accordance with such method of accounting as is determined by the Member. The Member, for any purpose reasonably related to such Member's interest as a Member in the Company, shall have access to and the right, at such Member's sole cost and expense, to inspect and copy such books and records during normal business hours; provided that the Member shall be responsible for any out-of-pocket costs or expenses incurred by the Company in making such books and records available for inspection.

Section 11.02. **Books and Records Relating to the Self-Regulatory Function of the Exchange Subsidiaries.**

(a) To the fullest extent permitted by law, all books and records of an Exchange Subsidiary reflecting confidential information pertaining to the self-regulatory function of an Exchange Subsidiary (including disciplinary matters, trading data, trading practices and audit information) that shall come into the possession of the Company, and the information contained in those books and records, shall be retained in confidence by the Company, the Member, and the officers, employees and agents of the Company, and shall not be used for any non-regulatory purposes. Notwithstanding the foregoing sentence, nothing herein shall be interpreted so as to limit or impede the rights of the SEC or an Exchange Subsidiary to access and examine such confidential information pursuant to the U.S. federal securities laws and the rules and regulations thereunder, or to limit or impede the ability of the Member or any officer, employee or agent of the Company to disclose such information to the SEC or an Exchange Subsidiary.

(b) To the extent they are related to the operation or administration of an Exchange Subsidiary, the books, records, premises, officers, agents, and employees of the Company shall be deemed to be the books, records, premises, officers, agents and employees of such Exchange Subsidiary for the purposes of, and subject to oversight pursuant to, the Exchange Act. For so long as the Company shall control, directly or indirectly, an Exchange Subsidiary, the Company's books and records shall be subject at all times to inspection and copying by the SEC and the applicable Exchange Subsidiary; provided that such books and records are related to the operation or administration of an Exchange Subsidiary.

ARTICLE XII
MISCELLANEOUS

Section 12.01. **Tax Treatment.**

Unless otherwise determined by the Member, the Company shall be a disregarded entity for U.S. federal income tax purposes (and when permitted for any analogous state or local tax purposes), and the Member and the Company shall timely make any and all necessary elections and filings for the Company treated as a disregarded entity for U.S. federal income tax purposes (and when permitted for any analogous state or local tax purposes).

Section 12.02. **Amendments.**

(a) Amendments to this Agreement and to the Certificate shall be approved in writing by the Member. An amendment shall become effective as of the date specified in the approval of the Member or if none is specified as of the date of such approval or as otherwise provided in the Act.

(b) For so long as the Company shall control, directly or indirectly, an Exchange Subsidiary, before any amendment to or repeal of any provision of this Agreement shall be effective, those changes shall be submitted to the board of directors of each Exchange Subsidiary and if the same must be filed with or filed with and approved by the SEC before the changes may be effective, under Section 19 of the Exchange Act and the rules and regulations promulgated thereunder by the SEC or otherwise, then the proposed changes to this Agreement shall not be effective until filed with or filed with and approved by the SEC, as the case may be.

Section 12.03. **Severability.**

If any provision of this Agreement is held to be invalid or unenforceable for any reason, such provision shall be ineffective to the extent of such invalidity or unenforceability; provided, however, that the remaining provisions will continue in full force without being impaired or invalidated in any way unless such invalid or unenforceable provision or clause shall be so significant as to materially affect the expectations of the Member regarding this Agreement.

Otherwise, any, invalid or unenforceable provision shall be replaced by the Member with a valid provision which most closely approximates the intent and economic effect of the invalid or unenforceable provision.

<u>Section 12.04.</u> **Governing Law.**

This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware without regard to the principles of conflicts of laws thereof.

<u>Section 12.05.</u> **Limited Liability Company.**

The Member intends to form a limited liability company and does not intend to form a partnership under the laws of the State of Delaware or any other laws.

* * *

The undersigned has duly executed this Agreement as of the day first set forth above.

BATS GLOBAL MARKETS
HOLDINGS, INC.

By: 
Name: Joe Ratterman
Title: Chief Executive Offier

[Signature Page to Seventh Amended and Restated Limited Liability Company Operating Agreement of Direct Edge Holdings LLC]

AMENDED AND RESTATED

BYLAWS

OF

DIRECT EDGE, INC.

Dated as of __________

TABLE OF CONTENTS

ARTICLE I

STOCKHOLDERS

1.1 Place of Meetings. All meetings of stockholders shall be held at such place as may be designated from time to time by the board of directors of Direct Edge, Inc. (the "**Board of Directors**"), the chairman of the Board of Directors (the "**Chairman**"), the chief executive officer (the "**Chief Executive Officer**") or the president (the "**President**") or, if not so designated, at the principal office of Direct Edge, Inc. (the "**Corporation**").

1.2 Annual Meeting. The annual meeting of stockholders for the election of directors and for the transaction of such other business as may properly be brought before the meeting shall be held on a date and at a time designated by the Board of Directors, the Chairman, the Chief Executive Officer or the President (which date shall not be a legal holiday in the place where the meeting is to be held).

1.3 Special Meetings. Special meetings of stockholders for any purpose or purposes may be called at any time by only the Board of Directors, the Chairman, the Chief Executive Officer or the President, and may not be called by any other person or persons. The Board of Directors may postpone or reschedule any previously scheduled special meeting of stockholders. Business transacted at any special meeting of stockholders shall be limited to matters relating to the purpose or purposes stated in the notice of meeting.

1.4 Notice of Meetings. Except as otherwise provided by law, notice of each meeting of stockholders, whether annual or special, shall be given not less than 10 nor more than 60 days before the date of the meeting to each stockholder entitled to vote at such meeting. Without limiting the manner by which notice otherwise may be given to stockholders, any notice shall be effective if given by a form of electronic transmission consented to (in a manner consistent with the General Corporation Law of the State of Delaware) by the stockholder to whom the notice is given. The notices of all meetings shall state the place, if any, date and time of the meeting and the means of remote communications, if any, by which stockholders and proxyholders may be deemed to be present in person and vote at such meeting. The notice of a special meeting shall state, in addition, the purpose or purposes for which the meeting is called. If notice is given by mail, such notice shall be deemed given when deposited in the United States mail, postage prepaid, directed to the stockholder at such stockholder's address as it appears on the records of the corporation. If notice is given by electronic transmission, such notice shall be deemed given at the time specified in Section 232 of the General Corporation Law of the State of Delaware.

1.5 Voting List. The secretary of Direct Edge, Inc. (the "**Secretary**") shall prepare, at least 10 days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting, arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, for a period of at least 10 days prior to the meeting: (a) on a reasonably accessible electronic network, provided that the information required to gain access to such list is provided with the notice of the meeting, or (b) during ordinary business hours, at the principal place of business of the Corporation. If the meeting is to be held at a physical location (and not solely by means of remote communication), then the list shall be produced and kept at the time and place of the meeting during the whole time thereof, and may be inspected by any stockholder who is present. If the meeting is to be held solely by means of remote communication, then the list shall also be open to the examination of any stockholder during the whole time of the meeting on a reasonably accessible electronic network, and the information required to access such list shall be provided with the notice of the meeting. The list shall presumptively determine the identity of the stockholders entitled to vote at the meeting and the number of shares held by each of them.

1.6 Quorum. Except as otherwise provided by law, the certificate of incorporation of the Corporation (the "**Certificate of Incorporation**") or these bylaws (these "**Bylaws**"), the holders of a majority in voting power of the shares of the capital stock of the Corporation issued and outstanding and entitled to vote at the meeting, present in person, present by means of remote communication in a manner, if any, authorized by the Board of Directors in its sole discretion, or represented by proxy, shall constitute a quorum for the transaction of business; provided, however, that where a separate vote by a class or classes or series of capital stock is required by law or the Certificate of Incorporation, the holders of a majority in voting power of the shares of such class or classes or series of the capital stock of the Corporation issued and outstanding and entitled to vote on such matter, present in person, present by means of remote communication in a manner, if any, authorized by the Board of Directors in its sole discretion, or represented by proxy, shall constitute a quorum entitled to take action with respect to the vote on such matter. A quorum, once established at a meeting, shall not be broken by the withdrawal of enough votes to leave less than a quorum.

1.7 Adjournments. Any meeting of stockholders may be adjourned from time to time to any other time and to any other place at which a meeting of stockholders may be held under these Bylaws by the chairman of the meeting or by the stockholders present or represented at the meeting and entitled to vote, although less than a quorum. It shall not be necessary to notify any stockholder of any adjournment of less than 30 days if the time and place, if any, of the adjourned meeting, and the means of remote communication, if any, by which stockholders and proxyholders may be deemed to be present in person and vote at such adjourned meeting, are announced at the meeting at which adjournment is taken, unless after the adjournment a new record date is fixed for the adjourned meeting. At the adjourned meeting, the Corporation may transact any business which might have been transacted at the original meeting.

1.8 Voting and Proxies. Each stockholder shall have one vote for each share of stock entitled to vote held of record by such stockholder and a proportionate vote for each fractional share so held, unless otherwise provided by law or the Certificate of Incorporation. Each stockholder of record entitled to vote at a meeting of stockholders, or to express consent or dissent to corporate action without a meeting, may vote or express such consent or dissent in person (including by means of remote communications, if any, by which stockholders may be deemed to be present in person and vote at such meeting) or may authorize another person or persons to vote or act for such stockholder by a proxy executed or transmitted in a manner permitted by the General Corporation Law of the State of Delaware by the stockholder or such stockholder's authorized agent and delivered (including by electronic transmission) to the Secretary. No such proxy shall be voted or acted upon after three years from the date of its execution, unless the proxy expressly provides for a longer period.

1.9 Action at Meeting. When a quorum is present at any meeting, any matter other than the election of directors to be voted upon by the stockholders at such meeting shall be decided by the vote of the holders of shares of stock having a majority in voting power of the votes cast by the holders of all of the shares of stock present or represented at the meeting and voting affirmatively or negatively on such matter (or if there are two or more classes or series of stock entitled to vote as separate classes, then in the case of each such class or series, the holders of a majority in voting power of the shares of stock of that class or series present or represented at the meeting and voting affirmatively or negatively on such matter), except when a different vote is required by law, the Certificate of Incorporation or these Bylaws. When a quorum is present at any meeting, any election by stockholders of directors shall be determined by a plurality of the votes cast by the stockholders entitled to vote on the election.

1.10 Conduct of Meetings.

(a) Chairman of Meeting. Meetings of stockholders shall be presided over by the Chairman, if any, or in the Chairman's absence by the vice chairman of the Board of Directors (the "**Vice Chairman**"), if any, or in the Vice Chairman's absence by the Chief Executive Officer, or in the Chief Executive Officer's absence, by the President, or in the President's absence by a vice president of Direct Edge, Inc. (a "**Vice President**"), or in the absence of all of the foregoing persons by a chairman designated by the Board of Directors, or in the absence of such designation by a chairman chosen by vote of the stockholders at the meeting. The Secretary shall act as secretary of the meeting, but in the Secretary's absence the chairman of the meeting may appoint any person to act as secretary of the meeting.

(b) Rules, Regulations and Procedures. The Board of Directors may adopt by resolution such rules, regulations and procedures for the conduct of any meeting of stockholders of the Corporation as it shall deem appropriate including, without limitation, such guidelines and procedures as it may deem appropriate regarding the participation by means of remote communication of stockholders and proxyholders not physically present at a meeting. Except to the extent inconsistent with such rules, regulations and procedures as adopted by the Board of Directors, the chairman of any meeting of stockholders shall have the right and authority to prescribe such rules, regulations and procedures and to do all such acts as, in the judgment of such chairman, are appropriate for the proper conduct of the meeting. Such rules, regulations or procedures, whether adopted by the Board of Directors or prescribed by the chairman of the meeting, may include, without limitation, the following: (i) the establishment of an agenda or order of business for the meeting; (ii) rules and procedures for maintaining order at the meeting and the safety of those present; (iii) limitations on attendance at or participation in the meeting to stockholders of record of the Corporation, their duly authorized and constituted proxies or such other persons as shall be determined; (iv) restrictions on entry to the meeting after the time fixed for the commencement thereof; and (v) limitations on the time allotted to questions or comments by participants. Unless and to the extent determined by the Board of Directors or the chairman of the meeting, meetings of stockholders shall not be required to be held in accordance with the rules of parliamentary procedure.

1.11 Action without Meeting.

(a) Taking of Action by Consent. Any action required or permitted to be taken at any annual or special meeting of stockholders of the Corporation may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote on such action were present and voted. Except as otherwise provided by the Certificate of Incorporation, stockholders may act by written consent to elect directors; provided, however, that, if such consent is less than unanimous, such action by written consent may be in lieu of holding an annual meeting only if all of the directorships to which directors could be elected at an annual meeting held at the effective time of such action are vacant and are filled by such action.

(b) Electronic Transmission of Consents. A telegram, cablegram or other electronic transmission consenting to an action to be taken and transmitted by a stockholder or proxyholder, or by a person or persons authorized to act for a stockholder or proxyholder, shall be deemed to be written, signed and dated for the purposes of this Section 1.11, provided that any such telegram, cablegram or other electronic transmission sets forth or is delivered with information from which the Corporation can determine (i) that the telegram, cablegram or other electronic transmission was transmitted by the stockholder or proxyholder or by a person or persons authorized to act for the stockholder or proxyholder and (ii) the date on which such stockholder or proxyholder or authorized person or persons transmitted such telegram, cablegram or electronic transmission. The date on which such telegram, cablegram or electronic transmission is transmitted shall be deemed to be the date on which such consent was signed. No consent given by telegram, cablegram or other electronic transmission shall be deemed to have been delivered until such consent is reproduced in paper form and until such paper form shall be delivered to the Corporation by delivery to its registered office in the State of Delaware, its principal place of business or an officer or agent of the Corporation having custody of the book in which proceedings of meetings of stockholders are recorded. Delivery made to the Corporation's registered office shall be made by hand or by certified or registered mail, return receipt requested. Notwithstanding the foregoing limitations on delivery, consents given by telegram, cablegram or other electronic transmission may be otherwise delivered to the principal place of business of the Corporation or to an officer or agent of the Corporation having custody of the book in which proceedings of meetings of stockholders are recorded if, to the extent and in the manner provided by resolution of the Board of Directors. Any copy, facsimile or other reliable reproduction of a consent in writing may be substituted or used in lieu of the original writing for any and all purposes for which the original writing could be used, provided that such copy, facsimile or other reproduction shall be a complete reproduction of the entire original writing.

(c) Notice of Taking of Corporate Action. Prompt notice of the taking of corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not consented in writing and who, if the action had been taken at a meeting, would have been entitled to notice of the meeting if the record date for such meeting had been the date that written consents signed by a sufficient number of holders to take the action were delivered to the Corporation.

ARTICLE II

DIRECTORS

2.1 General Powers. The business and affairs of the Corporation shall be managed by or under the direction of a Board of Directors, who may exercise all of the powers of the corporation except as otherwise provided by law or the Certificate of Incorporation.

2.2 Number, Election and Qualification. The number of directors of the corporation shall be established from time to time by the stockholders or the Board of Directors. The directors shall be elected at the annual meeting of stockholders by such stockholders as have the right to vote on such election. Election of directors need not be by written ballot. Directors need not be stockholders of the Corporation.

2.3 Chairman; Vice Chairman. The Board of Directors may appoint from its members a Chairman and a Vice Chairman, neither of whom need be an employee or officer of the Corporation. If the Board of Directors appoints a Chairman, such Chairman shall perform such duties and possess such powers as are assigned by the Board of Directors and, if the Chairman is also designated as the corporation's Chief Executive Officer, shall have the powers and duties of the Chief Executive Officer prescribed in Section 3.7 of these Bylaws. If the Board of Directors appoints a Vice Chairman, such Vice Chairman shall perform such duties and possess such powers as are assigned by the Board of Directors. Unless otherwise provided by the Board of Directors, the Chairman or, in the Chairman's absence, the Vice Chairman, if any, shall preside at all meetings of the Board of Directors.

2.4 Tenure. Each director shall hold office until the next annual meeting of stockholders and until a successor is elected and qualified, or until such director's earlier death, resignation or removal.

2.5 Quorum. The greater of (a) a majority of the directors at any time in office and (b) one-third of the number of directors fixed pursuant to Section 2.2 of these Bylaws shall constitute a quorum of the Board of Directors. If at any meeting of the Board of Directors there shall be less than such a quorum, a majority of the directors present may adjourn the meeting from time to time without further notice other than announcement at the meeting, until a quorum shall be present.

2.6 Action at Meeting. Every act or decision done or made by a majority of the directors present at a meeting of the Board of Directors duly held at which a quorum is present shall be regarded as the act of the Board of Directors, unless a greater number is required by law or by the Certificate of Incorporation.

2.7 Removal. Except as otherwise provided by the General Corporation Law of the State of Delaware, any one or more or all of the directors of the Corporation may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors, except that the directors elected by the holders of a particular class or series of stock may be removed without cause only by vote of the holders of a majority of the outstanding shares of such class or series.

2.8 Vacancies. Unless and until filled by the stockholders, any vacancy or newly-created directorship on the Board of Directors, however occurring, may be filled by vote of a majority of the directors then in office, although less than a quorum, or by a sole remaining director. A director elected to fill a vacancy shall be elected for the unexpired term of such director's predecessor in office, and a director chosen to fill a position resulting from a newly-created directorship shall hold office until the next annual meeting of stockholders and until a successor is elected and qualified, or until such director's earlier death, resignation or removal.

2.9 Resignation. Any director may resign by delivering a resignation in writing or by electronic transmission to the Corporation at its principal office or to the Chairman, the Chief Executive Officer, the President or the Secretary. Such resignation shall be effective upon delivery unless it is specified to be effective at some later time or upon the happening of some later event.

2.10 Regular Meetings. Regular meetings of the Board of Directors may be held without notice at such time and place as shall be determined from time to time by the Board of Directors; provided that any director who is absent when such a determination is made shall be given notice of the determination. A regular meeting of the Board of Directors may be held without notice immediately after and at the same place as the annual meeting of stockholders.

2.11 Special Meetings. Special meetings of the Board of Directors may be held at any time and place designated in a call by the Chairman, the Chief Executive Officer, the President, two or more directors, or by one director in the event that there is only a single director in office.

2.12 Notice of Special Meetings. Notice of the date, place, if any, and time of any special meeting of directors shall be given to each director by the Secretary or by the officer or one of the directors calling the meeting. Notice shall be duly given to each director (a) in person or by telephone at least 24 hours in advance of the meeting, (b) by sending written notice by reputable overnight courier, telecopy, facsimile or electronic transmission, or delivering written notice by hand, to such director's last known business, home or electronic transmission address at least 48 hours in advance of the meeting, or (c) by sending written notice by first-class mail to such director's last known business or home address at least 72 hours in advance of the meeting. A notice or waiver of notice of a meeting of the Board of Directors need not specify the purposes of the meeting.

2.13 Meetings by Conference Communications Equipment. Directors may participate in meetings of the Board of Directors or any committee thereof by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and participation by such means shall constitute presence in person at such meeting.

2.14 Action by Consent. Any action required or permitted to be taken at any meeting of the Board of Directors or of any committee thereof may be taken without a meeting, if all members of the Board of Directors or committee, as the case may be, consent to the action in writing or by electronic transmission, and the written consents or electronic transmissions are filed with the minutes of proceedings of the Board of Directors or committee. Such filing shall be in paper form if the minutes are maintained in paper form and shall be in electronic form if the minutes are maintained in electronic form.

2.15 Provisions Regarding the Election of Directors of Subsidiaries.

(a) Subject to this Section 2.15: (i) the Board of Directors may constitute any officer of the Corporation as the Corporation's proxy, with power of substitution, to vote the equity of any subsidiary of the Corporation and to exercise, on behalf of the Corporation, any and all rights and powers incident to the ownership of that equity, including the authority to execute and deliver proxies, waivers and consents; (ii) in the absence of specific action by the Board of Directors, the Chief Executive Officer shall have authority to represent the Corporation and to vote, on behalf of the Corporation, the equity of other entities, both domestic and foreign, held by the Corporation; and (iii) the Chief Executive Officer shall also have the authority to exercise any and all rights incident to the ownership of that equity, including the authority to execute and deliver proxies, waivers and consents.

(b) At any meeting of the equity holders of EDGA Exchange, Inc. ("**EDGA**"), EDGX Exchange, Inc. ("**EDGX**"), or any other subsidiary of the Corporation that is registered with the Securities and Exchange Commission (the "**SEC**") as a national securities exchange, as provided in Section 6 of the Securities Exchange Act of 1934 (each of EDGA, EDGX and such other subsidiary, an "**Exchange Subsidiary**") held for the purpose of electing directors (other than the chief executive officer of EDGA or EDGX, as applicable) or members of the Nominating Committee or Member Nominating Committee of such Exchange

Subsidiary, as applicable, or in the event written consents are solicited or otherwise sought from the equity holders of an Exchange Subsidiary with respect thereto, the Corporation shall cause all outstanding equity of such Exchange Subsidiary owned by the Corporation and entitled to vote with respect to such election to be voted in favor of the election of only those directors nominated by the Nominating Committee of such Exchange Subsidiary and those nominees for the Nominating Committee and those nominees for the Member Nominating Committee nominated in accordance with the governance documents of such Exchange Subsidiary; and, with respect to any such written consents, shall cause to be validly executed only such written consents electing only such directors nominated by the Nominating Committee of such Exchange Subsidiary, such members of the Nominating Committee of such Exchange Subsidiary and such members of the Member Nominating Committee of such Exchange Subsidiary.

(c) With respect to the chief executive officer of each of EDGA and EDGX, the Corporation shall take all actions in its capacity as a stockholder of EDGA and EDGX, as applicable, to vote or consent with respect to the election of such chief executive officer as a member of the board of directors of EDGA and EDGX, as applicable. With respect to a "Member Representative Director" (as defined in the governance documents for EDGA and EDGX, as applicable), the Corporation shall take all actions in its capacity as a stockholder of EDGA and EDGX, as applicable, to remove a Member Representative Director from the board of directors of EDGA or EDGX, as applicable, only for cause. With respect to a director of EDGA or EDGX that the board of directors of EDGA or EDGX, as applicable, determines that (i) such director no longer satisfies the classification for which the director was elected, (ii) the director's continued service as such would violate the compositional requirements of the board of directors of EDGA or EDGX as set forth in its governance documents, or (iii) the director becomes subject to statutory disqualification, the Corporation shall take all actions in its capacity as a stockholder of EDGA and EDGX, as applicable, to remove such director from the board of directors of EDGA or EDGX, as applicable.

ARTICLE III

OFFICERS

3.1 Titles. The officers of the Corporation shall consist of a Chief Executive Officer, a President, a Secretary, a Treasurer and such other officers with such other titles as the Board of Directors shall determine, including one or more Vice Presidents. The Board of Directors may appoint such other officers as it may deem appropriate.

3.2 Election. The Chief Executive Officer, President, Treasurer and Secretary shall be elected annually by the Board of Directors at its first meeting following the annual meeting of stockholders. Other officers may be appointed by the Board of Directors at such meeting or at any other meeting.

3.3 Qualification. No officer need be a stockholder. Any two or more offices may be held by the same person.

3.4 Tenure. Except as otherwise provided by law, by the Certificate of Incorporation or by these Bylaws, each officer shall hold office until such officer's successor is elected and qualified, unless a different term is specified in the resolution electing or appointing such officer, or until such officer's earlier death, resignation or removal.

3.5 Resignation and Removal. Any officer may resign by delivering a written resignation to the Corporation at its principal office or to the Chief Executive Officer, the President or the Secretary. Such resignation shall be effective upon receipt unless it is specified to be effective at some later time or upon the happening of some later event. Any officer may be removed at any time, with or without cause, by vote of a majority of the directors then in office. Except as the Board of Directors may otherwise determine, no officer who resigns or is removed shall have any right to any compensation as an officer for any period following such officer's resignation or removal, or any right to damages on account of such removal, whether such officer's compensation be by the month or by the year or otherwise, unless such compensation is expressly provided for in a duly authorized written agreement with the Corporation.

3.6 Vacancies. The Board of Directors may fill any vacancy occurring in any office for any reason and may, in its discretion, leave unfilled for such period as it may determine any offices other than those of Chief Executive Officer, President, Treasurer and Secretary. Each such successor shall hold office for the unexpired term of such officer's predecessor and until a successor is elected and qualified, or until such officer's earlier death, resignation or removal.

3.7 President; Chief Executive Officer. Unless the Board of Directors has designated another person as the Corporation's Chief Executive Officer, the President shall be the Chief Executive Officer. The Chief Executive Officer shall have general charge and supervision of the business of the Corporation subject to the direction of the Board of Directors, and shall perform all duties and have all powers that are commonly incident to the office of chief executive or that are delegated to such officer by the Board of Directors. The President shall perform such other duties and shall have such other powers as the Board of Directors or the Chief Executive Officer (if the President is not the Chief Executive Officer) may from time to time prescribe. In the event of the absence, inability or refusal to act of the Chief Executive Officer or the President (if the President is not the Chief Executive Officer), the Vice President (or if there shall be more than one, the Vice Presidents in the order determined by the Board of Directors) shall perform the duties of the Chief Executive Officer and when so performing such duties shall have all the powers of and be subject to all the restrictions upon the Chief Executive Officer.

3.8 Vice Presidents. Each Vice President shall perform such duties and possess such powers as the Board of Directors or the Chief Executive Officer may from time to time prescribe. The Board of Directors may assign to any Vice President the title of Executive

Vice President, Senior Vice President or any other title selected by the Board of Directors.

3.9 Secretary. The Secretary shall perform such duties and shall have such powers as the Board of Directors or the Chief Executive Officer may from time to time prescribe. In addition, the Secretary shall perform such duties and have such powers as are incident to the office of the secretary, including without limitation the duty and power to give notices of all meetings of stockholders and special meetings of the Board of Directors, to attend all meetings of stockholders and the Board of Directors and keep a record of the proceedings, to maintain a stock ledger and prepare lists of stockholders and their addresses as required, to be custodian of corporate records and the corporate seal and to affix and attest to the same on documents. In the absence of the Secretary at any meeting of stockholders or directors, the chairman of the meeting shall designate a temporary secretary to keep a record of the meeting.

3.10 Treasurer. The Treasurer shall perform such duties and shall have such powers as may from time to time be assigned by the Board of Directors or the Chief Executive Officer. In addition, the Treasurer shall perform such duties and have such powers as are incident to the office of treasurer, including without limitation the duty and power to keep and be responsible for all funds and securities of the Corporation, to deposit funds of the Corporation in depositories selected in accordance with these Bylaws, to disburse such funds as ordered by the Board of Directors, to make proper accounts of such funds, and to render as required by the Board of Directors statements of all such transactions and of the financial condition of the Corporation.

3.11 Salaries. Officers of the Corporation shall be entitled to such salaries, compensation or reimbursement as shall be fixed or allowed from time to time by the Board of Directors.

3.12 Delegation of Authority. The Board of Directors may from time to time delegate the powers or duties of any officer to any other officer or agent, notwithstanding any provision hereof.

ARTICLE IV

CAPITAL STOCK

4.1 Issuance of Stock. Subject to the provisions of the Certificate of Incorporation, the whole or any part of any unissued balance of the authorized capital stock of the Corporation or the whole or any part of any shares of the authorized capital stock of the Corporation held in the Corporation's treasury may be issued, sold, transferred or otherwise disposed of by vote of the Board of Directors in such manner, for such lawful consideration and on such terms as the Board of Directors may determine.

4.2 Stock Certificates; Uncertificated Shares.

(a) The shares of the Corporation may be represented by certificates, provided that the Board of Directors may provide by resolution or resolutions that some or all of any or all classes or series of the Corporation's stock shall be uncertificated shares. Every holder of stock of the Corporation represented by certificates shall be entitled to have a certificate, in such form as may be prescribed by law and by the Board of Directors, representing the number of shares held by such holder registered in certificate form. Each such certificate shall be signed in a manner that complies with Section 158 of the General Corporation Law of the State of Delaware.

(b) Each certificate for shares of stock which are subject to any restriction on transfer pursuant to the Certificate of Incorporation, these Bylaws, applicable securities laws or any agreement among any number of stockholders or among such holders and the Corporation shall have conspicuously noted on the face or back of the certificate either the full text of the restriction or a statement of the existence of such restriction.

(c) If the Corporation shall be authorized to issue more than one class of stock or more than one series of any class, the powers, designations, preferences and relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights shall be set forth in full or summarized on the face or back of each certificate representing shares of such class or series of stock, provided that in lieu of the foregoing requirements there may be set forth on the face or back of each certificate representing shares of such class or series of stock a statement that the Corporation will furnish without charge to each stockholder who so requests a copy of the full text of the powers, designations, preferences and relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights.

(d) Within a reasonable time after the issuance or transfer of uncertificated shares, the Corporation shall send to the registered owner thereof a written notice containing the information required to be set forth or stated on certificates pursuant to Sections 151, 202(a) or 218(a) of the General Corporation Law of the State of Delaware or, with respect to Section 151 of General Corporation Law of the State of Delaware, a statement that the Corporation will furnish without charge to each stockholder who so requests the powers, designations, preferences and relative participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights.

4.3 Transfers. Shares of stock of the Corporation shall be transferable in the manner prescribed by law and in these Bylaws. Transfers of shares of stock of the Corporation shall be made only on the books of the Corporation or by transfer agents designated to transfer shares of stock of the Corporation. Subject to applicable law, shares of stock represented by certificates shall be transferred only on the books of the Corporation by the surrender to the Corporation or its transfer agent of the certificate representing such shares properly endorsed or accompanied by a written assignment or power of attorney properly executed, and with such proof of authority or the authenticity of signature as the Corporation or its transfer agent may reasonably require. Except as may be otherwise required by law, by the Certificate of Incorporation or by these Bylaws, the Corporation shall be entitled to treat the record holder of stock as shown on its books as the owner of such stock for all purposes, including the payment of dividends and the right to vote with respect to such stock, regardless of any transfer, pledge or other disposition of such stock until the shares have been transferred on the books of the Corporation in accordance with the requirements of these Bylaws.

4.4 Lost, Stolen or Destroyed Certificates. The Corporation may issue a new certificate of stock in place of any previously issued certificate alleged to have been lost, stolen or destroyed, upon such terms and conditions as the Board of Directors may prescribe, including the presentation of reasonable evidence of such loss, theft or destruction and the giving of such indemnity and posting of such bond as the Board of Directors may require for the protection of the Corporation or any transfer agent or registrar.

4.5 Record Date. The Board of Directors may fix in advance a date as a record date for the determination of the stockholders entitled to notice of or to vote at any meeting of stockholders or to express consent (or dissent) to corporate action without a meeting, or entitled to receive payment of any dividend or other distribution or allotment of any rights in respect of any change, conversion or exchange of stock, or for the purpose of any other lawful action. Such record date shall not precede the date on which the resolution fixing the record date is adopted, and such record date shall not be more than 60 nor less than 10 days before the date of such meeting, nor more than 10 days after the date of adoption of a record date for a consent without a meeting, nor more than 60 days prior to any other action to which such record date relates. If no record date is fixed, the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day before the day on which notice is given, or, if notice is waived, at the close of business on the day before the day on which the meeting is held. If no record date is fixed, the record date for determining stockholders entitled to express consent to corporate action without a meeting, when no prior action by the Board of Directors is necessary, shall be the day on which the first consent is properly delivered to the Corporation. If no record date is fixed, the record date for determining stockholders for any other purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating to such purpose. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting.

4.6 Regulations; Limitations on Dividends. The issue, transfer, conversion and registration of shares of stock of the Corporation shall be governed by such other regulations as the Board of Directors may establish.

ARTICLE V

GENERAL PROVISIONS

5.1 Fiscal Year. Except as from time to time otherwise designated by the Board of Directors, the fiscal year of the Corporation shall begin on the first day of January of each year and end on the last day of December in each year.

5.2 Corporate Seal. The corporate seal shall be in such form as shall be approved by the Board of Directors.

5.3 Waiver of Notice. Whenever notice is required to be given by law, by the Certificate of Incorporation or by these Bylaws, a written waiver, signed by the person entitled to notice, or a waiver by electronic transmission by the person entitled to notice, whether before, at or after the time of the event for which notice is to be given, shall be deemed equivalent to notice required to be given to such person. Neither the business nor the purpose of any meeting need be specified in any such waiver. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened.

5.4 Voting of Securities. Except as the Board of Directors may otherwise designate, the Chief Executive Officer, the President or the Treasurer may waive notice of, vote, or appoint any person or persons to vote, on behalf of the Corporation at, and act as, or appoint any person or persons to act as, proxy or attorney-in-fact for this Corporation (with or without power of substitution) at, any meeting of stockholders or securityholders of any other entity, the securities of which may be held by this Corporation.

5.5 Evidence of Authority. A certificate by the Secretary or a temporary Secretary, as to any action taken by the stockholders, directors, a committee or any officer or representative of the Corporation shall as to all persons who rely on the certificate in good faith be conclusive evidence of such action.

5.6 Severability. Any determination that any provision of these Bylaws is for any reason inapplicable, illegal or ineffective shall not affect or invalidate any other provision of these Bylaws.

5.7 Pronouns. All pronouns used in these Bylaws shall be deemed to refer to the masculine, feminine or neuter, singular or plural, as the identity of the person or persons may require.

5.8 Books and Records.

(a) To the fullest extent permitted by law, all books and records of an Exchange Subsidiary reflecting confidential information pertaining to the self-regulatory function of such Exchange Subsidiary (including disciplinary matters, trading data, trading practices and audit information) that shall come into the possession of the Corporation, and the information contained in those books and records, shall not be made available to any persons (other than as provided in the next sentence) other than to those officers, directors, employees and agents of the Corporation that have a reasonable need to know the contents thereof shall be retained in confidence by the Corporation, the stockholders of the Corporation, the Board of Directors, officers, employees and agents of the Corporation and shall not be used for any non-regulatory purposes. Notwithstanding the foregoing sentence, nothing herein shall be interpreted so as to limit or impede the rights of the Securities and Exchange Commission ("SEC") or any Exchange Subsidiary to access and examine such confidential information pursuant to the U.S. federal securities laws and the rules and regulations thereunder, or to limit or impede the ability of any officers, directors, agents, employees or stockholders of the Corporation to disclose such information to the SEC or an Exchange Subsidiary.

(b) To the extent they are related to the operation or administration of an Exchange Subsidiary, the books, records, premises, officers, directors, agents, and employees of the Corporation shall be deemed to be the books, records, premises, officers, directors, agents and employees of such Exchange Subsidiary for the purpose of, and subject to oversight pursuant to, the Securities Exchange Act of 1934 (the "**Exchange Act**"). For so long as the Corporation shall control, directly or indirectly, an Exchange Subsidiary, the Corporation's books and records shall be subject at all times to inspection and copying by the SEC and the applicable Exchange Subsidiary, provided that such books and records are related to the operation or administration of an Exchange Subsidiary.

ARTICLE VI

AMENDMENTS

6.1 By the Board of Directors. These Bylaws may be altered, amended or repealed, in whole or in part, or new Bylaws may be adopted by the Board of Directors.

6.2 By the Stockholders. These Bylaws may be altered, amended or repealed, in whole or in part, or new Bylaws may be adopted, by the affirmative vote of the holders of a majority of the shares of the capital stock of the Corporation issued and outstanding and entitled to vote at any annual meeting of stockholders, or at any special meeting of stockholders, provided notice of such alteration, amendment, repeal or adoption of new Bylaws shall have been stated in the notice of such special meeting.

6.3 Exceptions and Limitations. The approval contemplated by this Article VI shall not be required to the extent that: (a) such approval requirements would cause the Corporation not to be in compliance with U.S. federal securities laws and the rules and regulations thereunder; or (b) would adversely impact the regulatory authority of an Exchange Subsidiary.

6.4 For so long as the Corporation shall control, directly or indirectly, an Exchange Subsidiary, before any amendment to or repeal of any provision of these Bylaws shall be effective, those changes shall be submitted to the board of directors of each Exchange Subsidiary and if the same must be filed with or filed with and approved by the SEC before the changes may be effective, under Section 19 of the Exchange Act and the rules and regulations promulgated thereunder by the SEC or otherwise, then the proposed changes to these Bylaws shall not be effective until filed with or filed with and approved by the SEC, as the case may be.

ARTICLE VII

SRO FUNCTION

7.1 Preservation of Independence. For so long as the Corporation shall, directly or indirectly, control an Exchange Subsidiary, the Board of Directors, officers, employees and agents of the Corporation shall give due regard to the preservation of the independence of the self-regulatory function of such Exchange Subsidiary, as well as to its obligations to investors and the general public and shall not take any actions that would interfere with the effectuation of any decisions by a board of directors of an Exchange Subsidiary relating to its regulatory functions (including disciplinary matters) or which would interfere with the ability of such Exchange Subsidiary to carry out its responsibilities under the Exchange Act. To the fullest extent permitted by law, no present or past director, employee, beneficiary, agent, customer, creditor, regulatory authority (or member thereof) or other person shall have any rights against the Corporation or any director, officer, employee or agent of the Corporation under this Section 7.1.

7.2 Compliance with Securities Laws; Cooperation with the SEC. The Corporation shall comply with the U.S. federal securities laws and the rules and regulations thereunder and shall cooperate with the SEC and each Exchange Subsidiary, as applicable, pursuant to and to the extent of their respective regulatory authority. The officers, directors, employees and agents of the Corporation, by virtue of their acceptance of such position, shall be deemed to agree (i) to comply with the U.S. federal securities laws and the rules and regulations thereunder and (ii) to cooperate with the SEC and each Exchange Subsidiary in respect of the SEC's oversight responsibilities regarding the Exchange Subsidiaries and the self-regulatory functions and responsibilities of the Exchange Subsidiaries. The Corporation shall take reasonable steps necessary to cause its officers, directors, employees and agents to so cooperate. To the fullest extent permitted by law, no present or past director, employee, beneficiary, agent, customer, creditor, regulatory authority (or member thereof) or other person shall have any rights against the Corporation or any director, officer, employee or agent of the Corporation under this Section 7.2.

7.3 Consent to Jurisdiction. To the fullest extent permitted by law, the Corporation and its officers, directors, employees and agents, by virtue of their acceptance of such position, shall be deemed to irrevocably submit to the jurisdiction of the United States federal courts, the SEC, each Exchange Subsidiary, as applicable, for the purposes of any suit, action or proceeding pursuant to the U.S. federal securities laws and the rules and regulations thereunder arising out of, or relating to, the activities of an Exchange Subsidiary, and by virtue of their acceptance of any such position, shall be deemed to waive, and agree not to assert by way of motion, as a defense or otherwise in any such suit, action or proceeding, any claims that it or they are not personally subject to the jurisdiction of the United States federal courts, the SEC and the Exchange Subsidiaries that the suit, action or proceeding is an inconvenient forum or that the venue of the suit, action or proceeding is improper, or that the subject matter of that suit, action or proceeding may not be enforced in or by such courts or agency. The Corporation and its officers, directors, employees and agents also agree that they will maintain an agent, in the United States, for the service of process of a claim arising out of, or relating to, the activities of an Exchange Subsidiary.

7.4 Consent to Applicability. The Corporation shall take reasonable steps necessary to cause its current officers, directors, employees and agents and prospective officers, directors, employees and agents prior to such person's employment, appointment or otherwise, to consent in writing to the applicability of Section 5.8 of these Bylaws and this Article VII with respect to activities related to an Exchange Subsidiary.

7.5 Restriction on Foreign Operations. None of (i) the Corporation, (ii) any "disregarded entity" owned by the Corporation, or (iii) any other entity treated for U.S. federal income tax purposes as a division of the Corporation shall ever have a permanent establishment or branch outside the United States or conduct business outside the United States in such a way that it is deemed to have a permanent establishment or a foreign branch, as that term is defined in Temporary Treasury Regulation § 1.367(a)-6T(g)(1). Accordingly, any entity described in (i) through (iii) above (each, a "Restricted Entity") shall not:

(a) maintain or conduct business through a fixed place of business outside the United States, including a place of management, a branch, or an office;

(b) maintain a separate set of books and records outside of the United States;

(c) hold a meeting (whether formal or informal) of the board or of any committee of the board (1) outside of the United States or (2) at which fewer than two members of the board or such committee, as the case may be, are not physically present at the place designated as the location for the board meeting;

(d) send an employee to work at a fixed location outside the United States for a period of time sufficient to constitute a branch or permanent establishment;

(e) conduct business (including the solicitation of customers, the negotiation of prices and other material terms and conditions, and the performance of other activities incidental to the origination or continuance of a transaction) outside the United States through a dependent agent or employee;

(f) enter into binding contracts outside the United States, or give an agent or employee the authority to enter into such contracts outside the United States; or

(g) own any real estate outside the United States, or own tangible personal property outside the United States.

For the purposes of clarity, the books and records of the Corporation shall, at all times, be maintained within the United States. Nothing in this Section 7.5 or elsewhere in these Bylaws shall be deemed to prohibit or restrict in any way any Restricted Entity from conducting business outside the United States through any direct or indirect subsidiary that is treated as a corporation for United States federal income tax purposes (an "Eligible Subsidiary"). If any Restricted Entity wishes to change the classification of an Eligible Subsidiary for U.S. federal tax purposes pursuant to Treas. Reg. § 301.7701-3, then it must first obtain the consent of the sole stockholder. The Corporation shall ensure that Restricted Entities subject to this Section 7.5 shall comply with the requirements of this Section 7.5.

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE RESTATED CERTIFICATE OF "DIRECT EDGE, INC.", FILED IN THIS OFFICE ON THE THIRTY-FIRST DAY OF JANUARY, A.D. 2014, AT 11:15 O'CLOCK A.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE NEW CASTLE COUNTY RECORDER OF DEEDS.


SECRETARY OF STATE
DELAWARE
1776
1976



Jeffrey W. Bullock, Secretary of State

4828217 8100

AUTHENTICATION: 1101694

140116744

DATE: 01-31-14

State of Delaware
Secretary of State
Division of Corporations
Delivered 11:15 AM 01/31/2014
FILED 11:15 AM 01/31/2014
SRV 140116744 - 4828217 FILE

RESTATED CERTIFICATE OF INCORPORATION

OF

DIRECT EDGE, INC.

Direct Edge, Inc., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "General Corporation Law"),

DOES HEREBY CERTIFY:

That the name of this corporation is Direct Edge, Inc., and that this corporation was originally incorporated pursuant to the General Corporation Law on July 22, 2010 under the name Direct Edge, Inc.

That the Board of Directors (the "Board") duly adopted resolutions pursuant to Sections 242 and 245 of the General Corporation Law proposing to amend and restate the Certificate of Incorporation of this corporation, declaring said amendment and restatement to be advisable and in the best interests of this corporation and its stockholders, and authorizing the appropriate officers of this corporation to solicit the consent of the stockholders therefore, which resolution setting forth the proposed amendment and restatement is as follows:

FIRST: The name of the Corporation is: Direct Edge, Inc.

SECOND: The address of the Corporation's registered office in the State of Delaware is Corporation Trust Center, 1209 Orange Street, in the City of Wilmington, County of New Castle, Delaware 19801. The name of its registered agent at such address is The Corporation Trust Company.

THIRD: The nature of the business or purposes to be conducted or promoted by the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

FOURTH: The total number of shares of stock which the Corporation shall have authority to issue is One Thousand (1,000) shares of Common Stock, $0.01 par value per share.

FIFTH: In furtherance of and not in limitation of powers conferred by statute, it is further provided:

1. Election of directors need not be by written ballot.

2. The Board is expressly authorized to adopt, amend, alter or repeal the Bylaws of the Corporation.

3. The Bylaws may also be amended, altered or repealed, or new bylaws may be adopted, by action taken by the stockholders of the Corporation.

4. Any member of the Board may be removed with or without cause by a majority vote of the stockholders.

SIXTH:

1. Except to the extent that the General Corporation Law of Delaware prohibits the elimination or limitation of liability of directors for breaches of fiduciary duty, no director of the Corporation shall be personally liable to the Corporation or its stockholders for monetary damages for any breach of fiduciary duty as a director, notwithstanding any provision of law imposing such liability; provided, however, that any indemnity under this Article SIXTH, other than as specifically set forth herein, shall be provided out of and to the extent of the Corporation's assets only and excluding any Regulatory Funds. For purposes of this Certificate of Incorporation, "Regulatory Funds" shall mean any fees, fines or penalties derived from the regulatory operations of any subsidiary of the Corporation that is registered with the Securities and Exchange Commission as a national securities exchange, as provided in Section 6 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") (each such subsidiary, an "Exchange Subsidiary"); provided that Regulatory Funds shall not include revenues derived from listing fees, market data revenues, transaction revenues or any other aspect of the commercial operations of such Exchange Subsidiary, even if a portion of such revenues are used to pay costs associated with the regulatory operations of such Exchange Subsidiary).

2. No amendment to or repeal of this provision shall apply to or have any effect on the liability or alleged liability of any director of the Corporation for or with respect to any acts or omissions of such director occurring prior to such amendment.

SEVENTH:

1. The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute and this Certificate of Incorporation, and all rights conferred upon stockholders herein are granted subject to this reservation.

2. The approval contemplated by this Article SEVENTH shall not be required to the extent that; (a) such approval requirements would cause the Corporation not to be in compliance with U.S. federal securities laws and the rules and regulations thereunder; or (b) would adversely impact the regulatory authority of an Exchange Subsidiary.

3. For so long as the Corporation shall control, directly or indirectly, an Exchange Subsidiary, before any amendment to any provision of this Certificate of Incorporation shall be effective, such amendment shall be submitted to the board of directors of each Exchange Subsidiary and if any such board shall determine that such amendment must be filed with, or filed with and approved by, the Securities and Exchange Commission (the "SEC") before the amendment may be effective under Section 19 of the Exchange Act and the rules promulgated under the Exchange Act or otherwise, then the proposed amendment to this Certificate of Incorporation shall not be effective until filed with, or filed with and approved by, the SEC, as the case may be.

4. The sole stockholder of the Corporation shall be Direct Edge Holdings LLC.

* * *

The undersigned caused this Restated Certificate of Incorporation to be executed this 31st day of January, 2014.

Direct Edge, Inc.

By: /s/ William O'Brien
Name: William O'Brien
Title: Chief Executive Officer

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF INCORPORATION OF "BATS Y-EXCHANGE, INC.", FILED IN THIS OFFICE ON THE THIRTIETH DAY OF JULY, A.D. 2009, AT 5:51 O'CLOCK P.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE NEW CASTLE COUNTY RECORDER OF DEEDS.


SECRETARY'S OFFICE
DELAWARE



Jeffrey W. Bullock, Secretary of State

4715533 8100

090742517

AUTHENTICATION: 7449959

DATE: 07-31-09

You may verify this certificate online at corp.delaware.gov/authver.shtml

State of Delaware
Secretary of State
Division of Corporations
Delivered 06:06 PM 07/30/2009
FILED 05:51 PM 07/30/2009
SRV 090742517 - 4715533 FILE

CERTIFICATE OF INCORPORATION
OF
BATS Y-EXCHANGE, INC.

First. The name of the corporation is BATS Y-Exchange, Inc.

Second. The initial registered office of the corporation in the State of Delaware is 1209 Orange Street, Wilmington, County of New Castle, Delaware 19801, and the name of its initial registered agent at that address is The Corporation Trust Company.

Third. The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

Fourth. The total number of shares of stock which the corporation shall have authority to issue is One Thousand (1,000), $0.01 par value per share. All such stock shall be classified as Common Stock.

Fifth. The name and mailing address of the incorporator is:

Name	Mailing Address
Joe Ratterman	8050 Marshall Drive Suite 120 Lenexa, Kansas 66214

I, THE UNDERSIGNED, being the incorporator hereinbefore named, for the purpose of forming a corporation pursuant to the General Corporation Law of the State of Delaware, do make this Certificate, hereby declaring and certifying that this is my act and deed and the facts herein stated are true, and accordingly have hereunto set my hand this 30th day of July, 2009.

INCORPORATOR:

/s/ Joe Ratterman
Joe Ratterman

THIRD AMENDED AND RESTATED
BYLAWS OF BATS Y-EXCHANGE, INC.
(a Delaware corporation)

Article I
Definitions

When used in these Bylaws, unless the context otherwise requires, the terms set forth below shall have the following meanings:

(a) "Act" means the Securities Exchange Act of 1934, as amended.

(b) An "affiliate" of, or person "affiliated" with a specific person, is a person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the person specified.

(c) "Board" or "Board of Directors" means the Board of Directors of the Company.

(d) "broker" shall have the same meaning as in Section 3(a)(4) of the Act.

(e) "Commission" means the Securities and Exchange Commission.

(f) "Company" means BATS Y-Exchange, Inc., a Delaware corporation.

(g) "day" means calendar day.

(h) "dealer" shall have the same meaning as in Section 3(a)(5) of the Act.

(i) "Director" means the persons elected or appointed to the Board of Directors from time to time in accordance with the Certificate of Incorporation and these Bylaws.

(j) "Exchange" means the national securities exchange operated by the Company.

(k) "Exchange Member" means any registered broker or dealer that has been admitted to membership in the national securities exchange operated by the Company. An Exchange Member is not a stockholder of the Company by reason of being an Exchange Member. An Exchange Member will have the status of a "member" of the Exchange as that term is defined in Section 3(a)(3) of the Act.

(l) "Executive Representative" means the person identified to the Company by an Exchange Member as the individual authorized to represent, vote, and act on behalf of the Exchange Member. An Exchange Member may change its Executive Representative or appoint a substitute for its Executive Representative upon giving notice thereof to the Secretary of the Company via electronic process or such other process as the Company may prescribe. An Executive Representative of an Exchange Member or a substitute shall be a member of senior management of the Exchange Member.

(m) "Independent Director" means a Director who has no material relationship with the Company or any affiliate of the Company, or any Exchange Member or any affiliate of any such Exchange Member; *provided*, however, that an individual who otherwise qualifies as an Independent Director shall not be disqualified from serving in such capacity solely because such Director is a Director of the Company or its stockholder.

(n) "Independent member" means a member of any committee who has no material relationship with the Company or any affiliate of the Company, or any Exchange Member or any affiliate of any such Exchange Member, other than as a committee member. The term Independent member may but is not required to refer to an Independent Director who serves on a committee.

(o) "Industry Director" means a Director who (i) is or has served in the prior three years as an officer, director, or employee of a broker or dealer, excluding an outside director or a director not engaged in the day-to-day management of a broker or dealer; (ii) is an officer, director (excluding an outside director), or employee of an entity that owns more than ten percent of the equity of a broker or dealer, and the broker or dealer accounts for more than five percent of the gross revenues received by the consolidated entity; (iii) owns more than five percent of the equity securities of any broker or dealer, whose investments in brokers or dealers exceed ten percent of his or her net worth, or whose ownership interest otherwise permits him or her to be engaged in the day-to-day management of a broker or dealer; (iv) provides professional services to brokers or dealers, and such services constitute 20 percent or more of the professional revenues received by the Director or 20 percent or more of the gross revenues received by the Director's firm or partnership; (v) provides professional services to a director, officer, or employee of a broker, dealer, or corporation that owns 50 percent or more of the voting stock of a broker or dealer, and such services relate to the director's, officer's, or employee's professional capacity and constitute 20 percent or more of the professional revenues received by the Director or member or 20 percent or more of the gross revenues received by the Director's or member's firm or partnership; or (vi) has a consulting or employment relationship with or provides professional services to the Company or any affiliate thereof or has had any such relationship or provided any such services at any time within the prior three years.

(p) "Industry member" means a member of any committee or hearing panel who (i) is or has served in the prior three years as an officer, director, or employee of a broker or dealer, excluding an outside director or a director not engaged in the day-to-day management of a broker or dealer; (ii) is an officer, director (excluding an outside director), or employee of an entity that owns more than ten percent of the equity of a broker or dealer, and the broker or dealer accounts for more than five percent of the gross revenues received by the consolidated entity; (iii) owns more than five percent of the equity securities of any broker or dealer, whose investments in brokers or dealers exceed ten percent of his or her net worth, or whose ownership interest otherwise permits him or her to be engaged in the day-to-day management of a broker or dealer; (iv) provides professional services to brokers or dealers, and such services constitute 20 percent or more of the professional revenues received by the Director or 20 percent or more of the gross revenues received by the Director's firm or partnership; (v) provides professional services to a director, officer, or employee of a broker, dealer, or corporation that owns 50 percent or more of the voting stock of a broker or dealer, and such services relate to the director's, officer's, or employee's professional capacity and constitute 20 percent or more of the professional revenues received by the Director or member or 20 percent or more of the gross revenues received by the Director's or member's firm or partnership; or (vi) has a consulting or employment relationship with or provides professional services to the Company or any affiliate thereof or has had any such relationship or provided any such services at any time within the prior three years.

(q) "List of Candidates" means the list of nominees for Member Representative Director positions as nominated by the Member Nominating Committee and amended by petitions filed by Exchange Members. The List of Candidates is submitted to Exchange Members for the final selection of nominees to be elected by stockholders to serve as Member Representative Directors.

(r) "Member Nominating Committee" means the Member Nominating Committee elected pursuant to these Bylaws.

(s) "Member Representative Director" means a Director who has been appointed as such to the initial Board of Directors pursuant to Article III, Section 4(g) of these Bylaws, or elected by stockholders after having been nominated by the Member Nominating Committee or by an Exchange Member pursuant to these Bylaws and confirmed as the nominee of Exchange Members after majority vote of Exchange Members, if applicable. A Member Representative Director must be an officer, director, employee, or agent of an Exchange Member that is not a Stockholder Exchange Member.

(t) "Member Representative member" means a member of any committee or hearing panel who is an officer, director, employee or agent of an Exchange Member that is not a Stockholder Exchange Member.

(u) "Nominating Committee" means the Nominating Committee elected pursuant to these Bylaws.

(v) "Non-Industry Director" means a Director who is (i) an Independent Director; or (ii) any other individual who would not be an Industry Director.

(w) "Non-Industry member" means a member of any committee who is (i) an Independent member; or (ii) any other individual who would not be an Industry member.

(x) "person" shall mean a natural person, partnership, corporation, limited liability company, entity, government, or political subdivision, agency or instrumentality of a government.

(y) "person associated with an Exchange Member" or "associated person of an Exchange Member" means any partner, officer, or director of an Exchange member (or person occupying a similar status or performing similar functions), any person directly or indirectly controlling, controlled by, or under common control with such Exchange member, or any employee of such Exchange member, except that any person associated with an Exchange member whose functions are solely clerical or ministerial shall not be included in the meaning of such term for purposes of these Bylaws.

(z) "Record Date" means a date at least thirty-five (35) days before the date announced as the date for the annual meeting of stockholders and set as the last date on which Exchange Members may petition to add to the List of Candidates and used to determine whether Exchange Members are entitled to vote on the final List of Candidates.

(aa) "registered broker or dealer" means any registered broker or dealer, as defined in Section 3(a)(48) of the Act, that is registered with the Commission under the Act.

(bb) "Rules" or "Exchange Rules" shall have the same meaning as set forth in Section 3(a)(27) of the Act.

(cc) "stockholder" means any person who maintains a direct ownership interest in the Company. The sole stockholder of the Company shall be BATS Global Markets Holdings, Inc.

(dd) "Stockholder Exchange Member" means an Exchange Member that also maintains, directly or indirectly, an ownership interest in the Company.

(ee) "statutory disqualification" shall have the same meaning as in Section 3(a)(39) of the Act.

Article II
Office and Agent

Section 1. Principal Business Office

The principal business office of the Company shall be located at 8050 Marshall Dr., Suite 120, Lenexa, KS 66214, or such other location as may hereafter be determined by the Board of Directors. The Company may have such other office or offices as the Board of Directors may from time to time designate or as the purposes of the Company may require from time to time.

Section 2. Registered Office

The address of the registered office of the Company in the State of Delaware is c/o The Corporation Trust Company, Corporation Trust Center, 1209 Orange Street, Wilmington, County of New Castle, Delaware 19801.

Section 3. Registered Agent

The name and address of the registered agent of the Company for service of process on the Company in the State of Delaware is The Corporation Trust Company, Corporation Trust Center, 1209 Orange Street, Wilmington, County of New Castle, Delaware 19801.

Article III
Board of Directors

Section 1. Powers

(a) The business and affairs of the Company shall be managed by its Board, except to the extent that the authority, powers and duties of such management shall be delegated to a committee or committees of the Board pursuant to these Bylaws or the Rules. The Board of Directors shall have the power to do any and all acts necessary, convenient or incidental to or for the furtherance of the purposes described herein, including all powers, statutory or otherwise. To the fullest extent permitted by applicable law and these Bylaws the Board may delegate any of its powers to a committee appointed pursuant to Article V or to any officer, employee or agent of the Company.

(b) The Board shall have the power to adopt, amend or repeal the Rules in accordance with Article X, Section 1.

(c) The Board may adopt such rules, regulations, and requirements for the conduct of the business and management of the Company, not inconsistent with law, the Certificate of Incorporation or these Bylaws, as the Board may deem proper. A Director shall, in the performance of such Director's duties, be fully protected, to the fullest extent permitted by law, in relying in good faith upon the books of account or reports made to the Company by any of its officers, by an independent certified public accountant, by an appraiser selected with reasonable care by the Board or any committee of the Board or by any agent of the Company, or in relying in good faith upon other records of the Company.

(d) In connection with managing the business and affairs of the Company, the Board shall consider applicable requirements for registration as a national securities exchange under Section 6(b) of the Act, including, without limitation, the requirements that (a) the Rules shall be designed to protect investors and the public interest and (b) the Exchange shall be so organized and have the capacity to carry out the purposes of the Act and to enforce compliance by its "members," as that term is defined in Section 3 of the Act (such statutory members being referred to in these Bylaws as "Exchange Members") and persons associated with Exchange Members, with the provisions of the Act, the rules and regulations under the Act, and the Rules of the Exchange.

(e) In light of the unique nature of the Company and its operations and in light of the Company's status as a self-regulatory organization, the Board, when evaluating any proposal, shall, to the fullest extent permitted by applicable law, take into account all factors that the Board deems relevant, including, without limitation, to the extent deemed relevant: (i) the potential impact thereof on the integrity, continuity and stability of the national securities exchange operated by the Company and the other operations of the Company, on the ability to prevent fraudulent and manipulative acts and practices and on investors and the public, and (ii) whether such would promote just and equitable principles of trade, foster cooperation and coordination with persons engaged in regulating, clearing, settling, processing information with respect to and facilitating transactions in securities or assist in the removal of impediments to or perfection of the mechanisms for a free and open market and a national market system.

Section 2. Composition of the Board

(a) The Board of Directors shall consist of four (4) or more Directors, the number thereof to be determined from time to time by resolution of the Board of Directors, subject to the compositional requirements of the Board set forth in Article III, Section 2(b).

(b) At all times the Board of Directors shall consist of one (1) Director who is the Chief Executive Officer of the Company and who shall be considered to be an Industry Director, and sufficient numbers of Non-Industry (including Independent), Industry and Member Representative Directors to meet the following composition requirements:

(i) the number of Non-Industry Directors, including at least one Independent Director, shall equal or exceed the sum of the number of Industry Directors and Member Representative Directors elected pursuant to Article III, Section 4; and

(ii) the number of Member Representative Directors shall be at least twenty (20) percent of the Board.

(c) The Secretary shall collect from each nominee for Director such information as is reasonably necessary to serve as the basis for a determination of the nominee's classification as a Member Representative, Non-Industry, or Independent Director, if applicable, and the Secretary shall certify to the Nominating Committee or the Member Nominating Committee each nominee's classification, if applicable. Directors shall update the information submitted under this subsection at least annually and upon request of the Secretary, and shall report immediately to the Secretary any change in such information.

(d) A Director may not be subject to a statutory disqualification.

Section 3. Terms of Office; Classes

(a) The Board term of the Chief Executive Officer shall expire when such individual ceases to be Chief Executive Officer of the Company.

(b) Each of the Non-Industry and Industry Directors (excluding the Chief Executive Officer, but including Member Representative Directors), shall be divided into three (3) classes, designated Class I, Class II and Class III, which shall be as nearly equal in number and classification as the total number of such Directors then serving on the Board permits. Directors other than the Chief Executive Officer shall serve staggered three-year terms, with the term of office of one class expiring each year. A Director may serve for any number of terms, consecutive or otherwise. In order to commence such staggered three-year terms, Directors in Class I shall hold office until the second annual election of the Board of Directors, Directors in Class II shall initially hold office until the third annual election of the Board of Directors, and Directors in Class III shall initially hold office until the fourth annual election of the Board of Directors. Commencing with the second annual election of the Board of Directors, the term of office for each class of Directors elected at such time shall be three years from the date of their election. Notwithstanding the foregoing, in the case of any new Director as contemplated by Article III, Section 2(a), such Director shall be added to a class, as determined by the Board at the time of such Director's initial election or appointment, and shall have an initial term expiring at the same time as the term of the class to which such Director has been added.

Section 4. Nomination and Election

(a) The Nominating Committee each year shall nominate Directors for each Director position standing for election at the annual meeting of stockholders that year, or, to the extent necessary, at a special meeting of stockholders. For positions requiring persons who qualify as Member Representative Directors, the Nominating Committee shall nominate only those persons whose names have been approved and submitted by the Member Nominating Committee, and approved by, if applicable, Exchange Members pursuant to the procedures set forth below in this Section 4.

(b) The Member Nominating Committee shall consult with the Nominating Committee, the Chairman and Chief Executive Officer, and shall solicit comments from Exchange Members for the purpose of approving and submitting names of candidates for election to the position of Member Representative Director. A Member Representative Director must be an officer, director, employee, or agent of an Exchange Member that is not a Stockholder Exchange Member.

(c) Not later than sixty (60) days prior to the date announced as the date for the annual or special meeting of stockholders, the Member Nominating Committee shall report to the Nominating Committee and the Secretary the initial nominees for Member Representative Director positions on the Board that have been approved and submitted by the Member Nominating Committee. The Secretary shall promptly notify Exchange Members of those initial nominees. Exchange Members may identify other candidates ("Petition Candidates" for purposes of this Section 4) for the Member Representative Director positions by delivering to the Secretary, at least thirty-five (35) days before the date announced as the date for the annual or special meeting of stockholders (the "Record Date" for purposes of this Section 4), a written petition, which shall designate the candidate by name and office and shall be signed by Executive Representatives of ten percent (10%) or more of the Exchange Members. An Exchange Member may endorse as many candidates as there are Member Representative Director positions to be filled. No Exchange Member, together with its affiliates, may account for more than fifty percent (50%) of the signatures endorsing a particular candidate, and any signatures of such Exchange Member, together with its affiliates, in excess of the fifty percent (50%) limitation shall be disregarded.

(d) Each petition for a Petition Candidate must include a completed questionnaire used to gather information concerning Member Representative Director candidates and must be filed with the Company (the Company shall provide the form of questionnaire upon the request of any Exchange Member).

(e) If no valid petitions from Exchange Members are received by the Record Date, the initial nominees approved and submitted by the Member Nominating Committee shall be nominated as Member Representative Directors by the Nominating Committee. If one or more valid petitions from Exchange Members are received by the Record Date, the Secretary shall include such additional nominees, along with the initial nominees nominated by the

Member Nominating Committee, on a list of nominees (the "List of Candidates"). Upon completion, the List of Candidates shall be sent by the Secretary to all Exchange Members that were Exchange Members on the Record Date, by any means, including electronic transmission, to confirm the nominees for the Member Representative Director positions. The List of Candidates shall be accompanied by a notice regarding the time and date of an election to be held at least twenty (20) days prior to the annual or special stockholders' meeting to confirm the Exchange Members' selections of nominees for Member Representative Directors.

(f) With respect to the election held to determine the final nomination of Member Representative Directors, each Exchange Member shall have the right to cast one (1) vote for each available Member Representative Director nomination; provided, however, that any such vote must be cast for a person on the List of Candidates and that no Exchange Member, together with its affiliates, may account for more than twenty percent (20%) of the votes cast for a candidate, and any votes cast by such Exchange Member, together with its affiliates, in excess of such twenty percent (20%) limitation shall be disregarded. The votes shall be cast by written ballot, electronic transmission or any other means as set forth in a notice to the Exchange Members sent by the Company prior to such election. Only votes received prior to 4:00 p.m. Central Time on the date of the election shall count for the nomination of a Member Representative Director. The persons on the List of Candidates who receive the most votes shall be selected as the nominees for the Member Representative Director positions to be elected by stockholders.

(g) The initial Directors of the Board of Directors shall be appointed by the stockholder and shall serve until the first annual meeting of stockholders.

Section 5. Chairman of the Board

The Chief Executive Officer shall be the Chairman of the Board ("Chairman"). The Chairman shall preside at all meetings of the Board at which the Chairman is present; provided, however, that he or she shall not participate in executive sessions of the Board. The Chairman shall exercise such other powers and perform such other duties as may be assigned to the Chairman from time to time by the Board. The Board of Directors shall designate a Lead Director from among the Board's Independent Directors to preside over executive sessions of the Board. The Board shall publicly disclose the identity of the Lead Director and the means by which interested parties may communicate with the Lead Director.

Section 6. Vacancies

(a) Whenever any Director position, other than a Member Representative Director position, becomes vacant prior to the election of a successor at the end of such Director's term, whether because of death, disability, disqualification, removal, or resignation, and whenever any newly-created Director position, other than a Member Representative Director position, becomes available because of an increase in the number of Directors, the Nominating Committee shall nominate, and stockholders shall elect, a person satisfying the classification (Industry, Non-Industry, or Independent Director), if applicable, for the directorship to fill such vacancy until the expiration of the remaining term or to fill such newly-created Director position until the expiration of such position's designated term; *provided*, however, that if the remaining term of office of a Director at the time of such Director's vacancy is not more than six (6) months, during the period of vacancy the Board shall not be deemed to be in violation of Article III, Section 2(b) by virtue of such vacancy.

(b) Whenever any Member Representative Director position becomes vacant prior to the election of a successor at the end of such Member Representative Director's term, whether because of death, disability, disqualification, removal, or resignation, and whenever any newly-created Member Representative Director position becomes available because of an increase in the number of Directors, then the stockholders shall follow the procedures set forth in this Section 6(b). In such event, the Member Nominating Committee shall either (i) recommend an individual to the stockholders to be elected to fill such vacancy or (ii) provide a list of recommended individuals to the stockholders from which the stockholders shall elect the individual to fill such vacancy. A Member Representative Director elected pursuant to this Section 6(b) shall serve until the expiration of the remaining term or until the expiration of such position's designated term; *provided*, however, that if the remaining term of office of a Member Representative Director at the time of such Director's vacancy is not more than six (6) months, during the period of vacancy the Board shall not be deemed to be in violation of Article III, Section 2(b) by virtue of such vacancy.

Section 7. Removal and Resignation

(a) Except as hereinafter provided, any Director may be removed or expelled with or without cause by majority vote of stockholders, and may be removed by the Board of Directors in the manner provided by Article III, Section 7(b) below; provided, however, that any Member Representative Director may only be removed for cause, which shall include, without limitation, such Director being subject to a statutory disqualification.

(b) A Director shall be removed immediately upon a determination by the Board, by a majority vote of the remaining Directors, (a) that the Director no longer satisfies the classification for which the Director was elected; and (b) that the Director's continued service as such would violate the compositional requirements of the Board set forth in Article III, Section 2(b).

(c) Any Director may resign at any time either upon notice of resignation to the Chairman of the Board, the President or the Secretary. Any such resignation shall take effect at the time specified therein or, if the time is not specified, upon receipt thereof, and the acceptance of such resignation, unless required by the terms thereof, shall not be necessary to make such resignation effective.

Section 8. Place of Meetings; Mode

Any meeting of the Board may be held at such place, within or without the State of Delaware, as shall be designated in the notice of such meeting, but if no such designation is made, then the meeting will be held at the principal business office of the Company. Members of the Board or any committee of the Board may participate in a meeting of the Board or committee by conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and such participation in a meeting shall constitute presence in person at the meeting.

Section 9. Regular Meetings

Regular meetings of the Board may be held, with or without notice, at such time or place as may from time to time be specified in a resolution adopted by the Board.

Section 10. Special Meetings

(a) Special meetings of the Board may be called on a minimum of two (2) days' notice to each Director by the Chairman or the President, and shall be called by the Secretary upon the written request of three (3) Directors then in office.

(b) The person or persons calling a special meeting of the Board shall fix the time and place at which the meeting shall be held, and such time and place shall be specified in the notice of such meeting. Notice of any special meeting shall be given to each Director at his or her business address or such other address as he or she may have advised the Secretary to use for such purpose. If delivered, notice shall be deemed to be given when delivered to such address or to the Director to be notified. If mailed, such notice shall be deemed to be given five (5) business days after deposit in the United States mail, postage prepaid, of a letter addressed to the appropriate location. Notice may also be given by telephone, electronic transmission or other means not specified in this section, and in each such case shall be deemed to be given when actually received by the Director to be notified.

Section 11. Exchange Member Meetings

The Company shall not be required to hold meetings of the Exchange Members.

Section 12. Voting, Quorum and Action by the Board

Each Director shall be entitled to one (1) vote. At all meetings of the Board, the presence of a majority of the number of Directors then in office shall constitute a quorum for the transaction of business. If a quorum shall not be present at any meeting of the Board, the Directors present at such meeting may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present. The act of a majority of the Directors present at any meeting at which there is a quorum shall be the act of the Board except as may be otherwise specifically provided by statute, the Certificate of Incorporation, or these Bylaws.

Section 13. Presumption of Assent

A Director of the Company who is present at a duly convened meeting of the Board or of a committee of the Board at which action on any corporate matter is taken shall be conclusively presumed to have assented to the action taken unless his or her dissent or election to abstain shall be entered in the minutes of the meeting or unless he or she shall file his or her written dissent or election to abstain to such action with the person acting as the secretary of the meeting before the adjournment of the meeting or shall forward such dissent or election to abstain by registered or certified mail to the Secretary of the Company immediately after the adjournment of the meeting. Such right to dissent or abstain shall not apply to a Director who voted in favor of such action.

Section 14. Action in Lieu of Meeting

Unless otherwise restricted by statute, the Certificate of Incorporation or these Bylaws, any action required or permitted to be taken at any meeting of the Board or any committee thereof may be taken without a meeting if all members of the Board or committee, as the case may be, consent thereto in writing or by electronic transmission, and such writing(s) or electronic transmission(s) are filed with the minutes of proceedings of the Board or the committee.

Section 15. Waiver of Notice

(a) Whenever notice is required to be given by law, the Certificate of Incorporation or these Bylaws, a waiver thereof by the person or persons entitled to such notice, whether before or after the time stated therein, shall be deemed equivalent to notice. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the Board, or members of a committee, need be specified in any waiver of notice.

(b) Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened.

Section 16. Compensation of Board and Committee Members

The Board may provide for reasonable compensation of the Chairman, the Directors and the members of committees. The Board may also provide for reimbursement of reasonable expenses incurred by such persons in connection with the business of the Company.

Section 17. Interpretation of Bylaws

The Board shall have the power to interpret these Bylaws and any interpretation made by it shall be final and conclusive.

Section 18. Conflicts of Interest; Contracts and Transactions Involving Directors

(a) A Director or a member of any committee may not participate in the consideration or decision of any matter relating to a particular Exchange Member, company, or individual if such Director or committee member has a material interest in, or a professional, business, or personal relationship with, that Exchange Member, company, or individual, or if such participation shall create an appearance of impropriety. In any such case, the Director or committee member shall recuse himself or herself or shall be disqualified. If a member of the Board or any committee is recused from consideration of a matter, any decision on the matter shall be by a vote of a majority of the remaining members of the Board or applicable committee.

(b) No contract or transaction between the Company and one or more of its Directors or officers, or between the Company and any other corporation, partnership, association, or other organization in which one or more of its Directors or officers are directors or officers, or have a financial interest, shall be void or voidable solely for this reason if: (i) the material facts pertaining to such Director's or officer's relationship or interest and the contract or transaction are disclosed or are known to the Board or the committee, and the Board or committee in good faith authorizes the contract or transaction by the affirmative vote of a majority of the disinterested Directors, even though the disinterested Directors be less than a quorum; or (ii) the material facts are disclosed or become known to the Board or committee after the contract or transaction is entered into, and the Board or committee in good faith ratifies the contract or transaction by the affirmative vote of a majority of the disinterested Directors, even though the disinterested Directors be less than a quorum.

Article IV
STOCKHOLDERS

Section 1. Annual Meeting; Election of Directors and Other Matters

(a) The annual meeting of the stockholders shall be held at such place and time as determined by the Board for the purpose of electing Directors and members of the Nominating Committee and Member Nominating Committee, and for conducting such other business as may properly come before the meeting. Written notice of the annual meeting stating the place, date and hour of the meeting shall be given to each stockholder entitled to vote at such meeting not less than ten (10) nor more than sixty (60) days before the date of the meeting.

(b) The first annual meeting of the stockholders shall be held prior to the Company's commencement of operations as an Exchange.

Section 2. Special Meetings

Special meetings of the stockholders, for any purpose or purposes, may be called by the Chairman, the Board or the President, and shall be called by the Secretary at the request in writing of stockholders owning not less than a majority of the then issued and outstanding capital stock of the Company entitled to vote. Written notice of a special meeting stating the place, date and hour of the meeting and the purpose or purposes for which the meeting is called, shall be given to each stockholder entitled to vote at such meeting not less than ten (10) nor more than sixty (60) days before the date of the meeting. Business transacted at any special meeting of stockholders shall be limited to the purpose(s) stated in the notice of the meeting.

Section 3. List of Stockholders

The Secretary of the Company, or such other person designated by the Secretary or the Board, shall have charge of the stock ledger of the Company and shall prepare and make, at least ten (10) days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting, arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, during ordinary business hours, for a period of at least ten (10) days prior to the meeting, either at a place within the city where the meeting is to be held, which place shall be specified in the notice of the meeting, or, if not so specified, at the place where the meeting is to be held. The list shall also be produced and kept at the time and place of the meeting during the whole time of the meeting, and may be inspected by any stockholder who is present.

Section 4. Quorum and Vote Required for Action

(a) The holders of a majority of the capital stock issued and outstanding and entitled to vote thereat, present in person or represented by proxy, shall constitute a quorum at all meetings of the stockholders for the transaction of business except as otherwise provided by statute, the Certificate of Incorporation or these Bylaws. If, however, such quorum shall not be present or represented at any meeting of the stockholders, the stockholders entitled to vote thereat, present in person or represented by proxy, shall have power to adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present or represented. At such adjourned meeting at which a quorum shall be present or represented, any business may be transacted which might have been transacted at the meeting as originally notified. If the adjournment is for more than thirty (30) days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting.

(b) When a quorum is present at any meeting, the vote of the holders of a majority of the capital stock having voting power present in person or represented by proxy shall decide any question brought before such meeting, unless the question is one upon which by express provision of statute or of the Certificate of Incorporation, a different vote is required, in which case such express provision shall govern and control the decision of such question.

Section 5. Voting of Shares; Proxies

Unless otherwise provided in the Certificate of Incorporation or these Bylaws, each stockholder of the Company shall at every meeting of the stockholders be entitled to one (1) vote in person or by proxy for each share of the capital stock having voting power held by such stockholder, but no proxy shall be voted on after three (3) years from its date, unless the proxy provides for a longer period. Any such proxy shall be in writing and shall be filed with the Secretary of the Company before or at the time of the meeting.

Section 6. Action in Lieu of Meeting

As set forth in the Certificate of Incorporation of the Company, any action upon which a vote of stockholders is required or permitted, may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, shall be signed by the holders of outstanding capital stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted and shall be delivered to the Company in the manner required by law, provided that the matter to be acted upon by such written consent previously has been directed by the Board to be submitted to the stockholders for their action by written consent. Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not so consented in writing.

Section 7. Assignment

The stockholder may not transfer or assign, in whole or in part, its ownership interest(s) in the Company.

Article V
Committees of the Board

Section 1. Number of Committees

The committees of the Board shall consist of a Compensation Committee, an Audit Committee, a Regulatory Oversight Committee, an Appeals Committee, and such other committees as may be from time to time established by the Board. Committees shall have such authority as is vested in them by these Bylaws or the Rules, or as is delegated to them by the Board. All committees are subject to the control and supervision of the Board.

Section 2. Appointment and Removal; Vacancies; Term

(a) The Chairman, with the approval of the Board, shall appoint, consistent with these Bylaws, the members of all committees of the Board, as well as the chair of each committee, and the Chairman may, at any time, with or without cause, remove any member of a committee so appointed, with the approval of the Board. Each committee shall be comprised of at least three (3) people and may include persons who are not members of the Board; provided, however, that such committee members who are not also members of the Board shall only participate in committee actions to the extent permitted by law. In appointing members to committees of the Board, the Chairman is responsible for determining that any such committee meets the composition requirements set forth in this Article V.

(b) Upon request of the Secretary, each prospective committee member who is not a Director shall provide to the Secretary such information as is reasonably necessary to serve as the basis for a determination of the prospective committee member's classification as an Industry, Non-Industry, or Independent member. The Secretary shall certify to the Board each prospective committee member's classification. Such committee members shall update the information submitted under this subsection at least annually and upon request of the Secretary, and shall report immediately to the Secretary any change in such information.

(c) The term of office of a committee member shall terminate immediately upon a determination by the Board, by a majority vote of the Directors, (i) that the committee member no longer satisfies the classification for which the committee member was selected; and (ii) that the committee member's continued service as such would violate the compositional requirements of such committee set forth in this Article V.

(d) Any vacancy occurring in a committee shall be filled by the Chairman for the remainder of the term, with the approval of the Board.

(e) Except as otherwise provided by the Bylaws, members of a committee shall hold office for a one-year period.

Section 3. Powers and Duties of Committees

To the extent provided in the resolution of the Board, any committee that consists solely of one or more Directors shall have and may exercise all the powers and authority of the Board in the management of the business and affairs of the Company.

Section 4. Conduct of Proceedings

Except as otherwise provided in these Bylaws or by the Board, each committee may adopt its own rules of procedure and may meet at stated times or on such notice as such committee may determine. Each committee shall keep regular minutes of its meetings and report the same to the Board when required.

Section 5. Voting, Quorum and Action by Committees

Each committee member shall be entitled to one (1) vote. Unless otherwise required by the Bylaws, the presence of a majority of the number of committee members serving on a committee shall constitute a quorum for the transaction of business of such committee. If a quorum shall not be present at any meeting of a committee, the committee members present at such meeting may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present. The act of a majority of the committee members present at any meeting at which there is a quorum shall be the act of such committee except as may be otherwise specifically provided by statute or these Bylaws.

Section 6. Specified Committees

(a) The Chairman, with the approval of the Board, shall appoint a Compensation Committee. The Compensation Committee shall consider and recommend compensation policies, programs, and practices for officers and other employees of the Company. Each voting member of the Compensation Committee shall be a Non-Industry Director.

(b) The Chairman, with the approval of the Board, shall appoint an Audit Committee consisting of Directors. A majority of the Audit Committee members shall be Non-Industry Directors. A Non-Industry Director shall serve as Chairman of the Audit Committee. The Audit Committee shall perform the following primary functions, as well as such other functions as may be specified in the charter of the Audit Committee: (A) provide oversight over the Company's financial reporting process and the financial information that is provided to stockholders and others; (B) provide oversight over the systems of internal controls established by management and the Board and the Company's legal and compliance process; (C) select, evaluate and, where appropriate, replace the Company's independent auditors (or nominate the independent auditors to be proposed for ratification by stockholders); and (D) direct and oversee all the activities of the Company's internal audit function, including but not limited to management's responsiveness to internal audit recommendations. The Audit Committee shall have exclusive authority to: (A) hire or terminate the head of the Company's Internal Audit Department; (B) determine the compensation of the head of the Internal Audit Department; and (C) determine the budget for the Internal Audit Department. The Internal Audit Department and its head shall report directly to the Audit Committee. The Audit Committee may, in its discretion, direct that the Internal Audit Department also report to senior management of the Company on matters the Audit Committee deems appropriate and may request that senior management of the Company perform such operational oversight as necessary and proper, consistent with preservation of the independence of the internal audit function.

(c) The Chairman, with the approval of the Board, shall appoint a Regulatory Oversight Committee. The Regulatory Oversight Committee shall oversee the adequacy and effectiveness of Exchange's regulatory and self-regulatory organization responsibilities, including those responsibilities with regard to each of its facilities, as defined in Section 3(a)(2) of the Act, assess Exchange's regulatory performance, assist the Board and committees of the Board in reviewing the regulatory plan and the overall effectiveness of Exchange's regulatory functions and, in consultation with the Chief Executive Officer of the Company, establish the goals, assess the performance, and fix the compensation of the Chief Regulatory Officer of the Company. Each member of the Regulatory Oversight Committee shall be a Non-Industry Director.

(d) The Chairman, with the approval of the Board, shall appoint an Appeals Committee. The Appeals Committee shall preside over all appeals related to disciplinary and adverse action determinations in accordance with the Exchange Rules. The Appeals Committee shall consist of one Independent Director, one Industry Director, and one Member Representative Director. If the Independent Director recuses himself or herself from an appeal, due to a conflict of interest or otherwise, such Independent Director may be replaced by a Non-Industry Director for purposes of the applicable appeal if there is no other Independent Director able to serve as the replacement.

(e) The Chairman, with the approval of the Board, may appoint an Executive Committee, which shall, to the fullest extent permitted by Delaware law and other applicable law, have and be permitted to exercise all the powers and authority of the Board in the management of the business and affairs of the Company between meetings of the Board. The number of Non-Industry Directors on the Executive Committee shall equal or exceed the number of Industry Directors on the Executive Committee. The percentage of Independent Directors on the Executive Committee shall be at least as great as the percentage of Independent Directors on the whole Board, and the percentage of Member Representative Directors on the Executive Committee shall be at least as great as the percentage of Member Representative Directors on the whole Board.

(f) The Chairman, with the approval of the Board, may appoint a Finance Committee. The Finance Committee shall advise the Board with respect to the oversight of the financial operations and conditions of the Company, including recommendations for Company's annual operating and capital budgets.

Article VI
Nominating Committees

Section 1. Election of Nominating Committee and Member Nominating Committee

The Nominating Committee and the Member Nominating Committee shall each be elected on an annual basis by vote of stockholders. The stockholder shall appoint the initial Nominating Committee and Member Nominating Committee consistent with the compositional requirements of this Article VI. In each subsequent year, each of the Nominating Committee and Member Nominating Committee, after completion of its respective duties for nominating Directors for election to the Board for that year, shall nominate candidates to serve on the succeeding year's Nominating Committee or Member Nominating Committee, as applicable, such candidates to be voted on by stockholders at the annual meeting of stockholders. Additional candidates for the Member Nominating Committee may be nominated and elected pursuant to the same process as provided for in Article III, Section 4.

Section 2. Nominating Committee

The Nominating Committee shall nominate candidates for election to the Board at the annual stockholder meeting and all other vacant or new Director positions on the Board. The Nominating Committee, in making such nominations, is responsible for ensuring that candidates meet the compositional requirements of Article III, Section 2(b). The number of Non-Industry members on the Nominating Committee shall equal or exceed the number of Industry members on the Nominating Committee. A Nominating Committee member may simultaneously serve on the Nominating Committee and the Board, unless the Nominating Committee is nominating Director candidates for the Director's class, as explained in Article III, Section 3. Notwithstanding the preceding sentence, a Director may serve on the Nominating Committee in his or her final year of service on the Board. Following that year, that member may not stand for election to the Board until such time as he or she is no longer a member of the Nominating Committee.

Section 3. Member Nominating Committee

The Member Nominating Committee shall nominate candidates for each Member Representative Director position on the Board that is to be elected by Exchange Members or stockholders under the terms of these Bylaws. Each member of the Member Nominating Committee shall be a Member Representative member.

Article VII
Officers, Agents and Employees

Section 1. General

The officers of the Company shall include a Chief Executive Officer, a President, a Chief Regulatory Officer, a Secretary, a Treasurer, and such other officers as in the Board's opinion are desirable for the conduct of the business of the Company. Any two or more offices may be held by the same person, except that the offices of the President and Secretary may not be held by the same person.

Section 2. Appointment and Tenure

Each officer of the Company shall be appointed by the Board on an annual basis, and shall hold office until his or her successor is appointed and qualified or until his or her earlier death, disability, disqualification, removal, or resignation. An officer may serve for any number of terms, consecutive or otherwise.

Section 3. Resignation and Removal of Officers; Vacancies

(a) Any officer may resign at any time upon notice of resignation to the Chairman and Chief Executive Officer, the President, or the Secretary. Any such resignation shall take effect upon receipt of such notice or at any later time specified therein, or if the time is not specified, upon receipt thereof, and the acceptance of such resignation, unless required by the terms thereof, shall not be necessary to make such resignation effective.

(b) Any officer of the Company may be removed, with or without cause, by the Board. Such removal shall be without prejudice to the contractual rights of the affected officer, if any, with the Company.

(c) Vacancies in any office of the Company may be filled for the unexpired term by the Board.

Section 4. Compensation

The Compensation of the Chief Executive Officer shall be fixed by the Compensation Committee. Except as otherwise provided in Article V, Section 6(c) of these Bylaws, the salaries of all other officers and agents of the Company shall be fixed by the Chief Executive Officer, in consultation with the Compensation Committee.

Section 5. Powers and Duties; Delegation

Each of the officers of the Company shall, unless otherwise ordered by the Board, have such powers and duties as customarily pertain to the respective office, and such further powers and duties as from time to time may be conferred by the Board, or by an officer delegated such authority by the Board. The Board may delegate the duties and powers of any officer of the Company to any other officer or to any Director for a specified period of time and for any reason that the Board may deem sufficient.

Section 6. Chief Executive Officer

The Chief Executive Officer shall be the Chairman of the Board and shall preside at all meetings of the Board at which the Chief Executive Officer is present; provided, however, that he or she shall not participate in executive sessions of the Board. The Chief Executive Officer shall be the chief executive officer of the Company, shall have general supervision over the business and affairs of the Company, and shall serve at the pleasure of the Board. The Chief Executive Officer shall have all powers and duties usually incident to the office of the Chief Executive Officer, except as specifically limited by a resolution of the Board. The Chief Executive Officer shall exercise such other powers and perform such other duties as may be assigned to the Chief Executive Officer from time to time by the Board.

Section 7. President

The President shall, in the absence of the Chairman and Chief Executive Officer, preside at all meetings of the Board at which the President is present. The President shall have general supervision over the operations of the Company. The President shall have all powers and duties usually incident to the office of the President, except as specifically limited by a resolution of the Board. The President shall exercise such other powers and perform such other duties as may be assigned to the President from time to time by the Board.

Section 8. Vice President

The Board shall appoint one or more Vice Presidents. In the absence or disability of the President or if the office of President becomes vacant, the Vice Presidents in the order determined by the Board, or if no such determination has been made, in the order of their seniority, shall perform the duties and exercise the powers of the President, subject to the right of the Board at any time to extend or restrict such powers and duties or to assign them to others. Any Vice President may have such additional designations in such Vice President's title as the Board may determine. The Vice Presidents shall generally assist the President in such manner as the President shall direct. Each Vice President shall exercise such other powers and perform such other duties as may be assigned to such Vice President from time to time by the Board, the Chief Executive Officer or the President. The term "Vice President" used in this Section shall include the positions of Executive Vice President, Senior Vice President, and Vice President.

Section 9. Chief Regulatory Officer

An officer of the Company with the position of Executive Vice President or Senior Vice President shall be designated as the Chief Regulatory Officer of the Company. The Chief Regulatory Officer shall have general supervision of the regulatory operations of the Company, including responsibility for overseeing the Company's surveillance, examination, and enforcement functions and for administering any regulatory services agreements with another self-regulatory organization to which the Company is a party. The Chief Regulatory Officer shall meet with the Regulatory Oversight Committee of the Company in executive session at regularly scheduled meetings of such committee, and at any time upon request of the Chief Regulatory Officer or any member of the Regulatory Oversight Committee. The Chief Regulatory Officer may, but is not required to, also serve as the General Counsel of the Company.

Section 10. Secretary

The Secretary shall act as Secretary of all meetings of the Board at which the Secretary is present, shall record all the proceedings of all such meetings in a book to be kept for that purpose, shall have supervision over the giving and service of notices of the Company, and shall have supervision over the care and custody of the books and records of the Company. The Secretary shall be empowered to affix the Company's seal, if any, to documents, the execution of which on behalf of the Company under its seal is duly authorized, and when so affixed, may attest the same. The Secretary shall have all powers and duties usually incident to the office of Secretary, except as specifically limited by a resolution of the Board. The Secretary shall exercise such other powers and perform such other duties as may be assigned to the Secretary from time to time by the Board, the Chief Executive Officer or the President.

Section 11. Assistant Secretary

In the absence of the Secretary or in the event of the Secretary's inability or refusal to act, any Assistant Secretary, approved by the Board, shall exercise all powers and perform all duties of the Secretary. An Assistant Secretary shall also exercise such other powers and perform such other duties as may be assigned to such Assistant Secretary from time to time by the Board or the Secretary.

Section 12. Treasurer

The Treasurer shall have general supervision over the care and custody of the funds and over the receipts and disbursements of the Company and shall cause the funds of the Company to be deposited in the name of the Company in such banks or other depositories as the Board may designate. The Treasurer shall have supervision over the care and safekeeping of the securities of the Company. The Treasurer shall have all powers and duties usually incident to the office of Treasurer except as specifically limited by a resolution of the Board. The Treasurer shall exercise such other powers and perform such other duties as may be assigned to the Treasurer from time to time by the Board, the Chief Executive Officer or the President.

Section 13. Assistant Treasurer

In the absence of the Treasurer or in the event of the Treasurer's inability or refusal to act, any Assistant Treasurer, approved by the Board, shall exercise all powers and perform all duties of the Treasurer. An Assistant Treasurer shall also exercise such other powers and perform such other duties as may be assigned to such Assistant Treasurer from time to time by the Board or the Treasurer.

Article VIII
Indemnification

Section 1. Indemnification of Directors, Officers, Employees And Other Agents.

The Company shall indemnify its Directors and executive officers to the fullest extent not prohibited by the Delaware General Corporation Law; provided, however, that the Company may limit the extent of such indemnification by individual contracts with its Directors and executive officers; and, provided, further, that the Company shall not be required to indemnify any Director or executive officer in connection with any proceeding (or part thereof) initiated by such person or any proceeding by such person against the Company or its Directors, officers, employees or other agents unless (i) such indemnification is expressly required to be made by law, (ii) the proceeding was authorized by the Board of Directors of the Company or (iii) such indemnification is provided by the Company, in its sole discretion, pursuant to the powers vested in the Company under the Delaware General Corporation Law.

(a) *Other Officers, Employees and Other Agents.* The Company shall have the power to indemnify its other officers, employees and other agents as set forth in the Delaware General Corporation Law.

(b) *Expenses.* The Company shall advance to any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was a Director or executive officer, of the Company, or is or was serving at the request of the Company as a Director or executive officer of another corporation, partnership, joint venture, trust or other enterprise, prior to the final disposition of the proceeding, promptly following request therefor, all expenses incurred by any Director or executive officer in connection with such proceeding upon receipt of an undertaking by or on behalf of such person to repay said amounts if it should be determined ultimately that such person is not entitled to be indemnified under this Article VIII or otherwise.

Notwithstanding the foregoing, unless otherwise determined pursuant to paragraph (e) of this Article VIII, Section 1, no advance shall be made by the Company to an executive officer of the Company (except by reason of the fact that such executive officer is or was a Director of the Company in which event this paragraph shall not apply) in any action, suit or proceeding, whether civil, criminal, administrative or investigative, if a determination is reasonably and promptly made (i) by the Board of Directors by a majority vote of a quorum consisting of Directors who were not parties to the proceeding, or (ii) if such quorum is not obtainable, or, even if obtainable, a quorum of disinterested Directors so directs, by independent legal counsel in a written opinion, that the facts known to the decision-making party at the time such determination is made demonstrate clearly and convincingly that such person acted in bad faith or in a manner that such person did not believe to be in or not opposed to the best interests of the Company.

(c) *Enforcement.* Without the necessity of entering into an express contract, all rights to indemnification and advances to Directors and executive officers under this Article

VIII shall be deemed to be contractual rights and be effective to the same extent and as if provided for in a contract between the Company and the Director or executive officer. Any right to indemnification or advances granted by this Article VIII to a Director or executive officer shall be enforceable by or on behalf of the person holding such right in the forum in which the proceeding is or was pending or, if such forum is not available or a determination is made that such forum is not convenient, in any court of competent jurisdiction if (i) the claim for indemnification or advances is denied, in whole or in part, or (ii) no disposition of such claim is made within ninety (90) days of request therefor. The claimant in such enforcement action, if successful in whole or in part, shall be entitled to be paid also the expense of prosecuting his claim. The Company shall be entitled to raise as a defense to any such action that the claimant has not met the standards of conduct that make it permissible under the Delaware General Corporation Law for the Company to indemnify the claimant for the amount claimed. Neither the failure of the Company (including its Board of Directors, independent legal counsel or its Stockholders) to have made a determination prior to the commencement of such action that indemnification of the claimant is proper in the circumstances because he has met the applicable standard of conduct set forth in the Delaware General Corporation Law, nor an actual determination by the Company (including its Board of Directors, independent legal counsel or its Stockholders) that the claimant has not met such applicable standard of conduct, shall be a defense to the action or create a presumption that claimant has not met the applicable standard of conduct.

(d) *Non Exclusivity of Rights.* To the fullest extent permitted by the Company's Certificate of Incorporation and the Delaware General Corporation Law, the rights conferred on any person by this Article VIII shall not be exclusive of any other right which such person may have or hereafter acquire under any statute, provision of the Certificate of Incorporation, Bylaws, agreement, vote of Stockholders or disinterested Directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding office. The Company is specifically authorized to enter into individual contracts with any or all of its Directors, officers, employees or agents respecting indemnification and advances, to the fullest extent permitted by the Delaware General Corporation Law and the Company's Certificate of Incorporation.

(e) *Survival of Rights.* The rights conferred on any person by this Article VIII shall continue as to a person who has ceased to be a Director or executive officer and shall inure to the benefit of the heirs, executors and administrators of such a person.

(f) *Insurance.* The Company, upon approval by the Board of Directors, may purchase insurance on behalf of any person required or permitted to be indemnified pursuant to this Article VIII.

(g) *Amendments.* Any repeal or modification of this Article VIII shall only be prospective and shall not affect the rights under this Article VIII in effect at the time of the alleged occurrence of any action or omission to act that is the cause of any proceeding against any agent of the Company.

(h) *Saving Clause.* If this Article VIII or any portion hereof shall be invalidated on any ground by any court of competent jurisdiction, then the Company shall nevertheless indemnify each Director and executive officer to the fullest extent permitted by any applicable portion of this Article VIII that shall not have been invalidated, or by any other applicable law.

(i) *Certain Definitions.* For the purposes of this Article VIII, the following definitions shall apply:

(i) The term "proceeding" shall be broadly construed and shall include, without limitation, the investigation, preparation, prosecution, defense, settlement and appeal of any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, arbitrative or investigative.

(ii) The term "expenses" shall be broadly construed and shall include, without limitation, court costs, attorneys' fees, witness fees, fines, amounts paid in settlement or judgment and any other costs and expenses of any nature or kind incurred in connection with any proceeding, including expenses of establishing a right to indemnification under this Article VIII or any applicable law.

(iii) The term the "Company" shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, and employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, limited liability company, joint venture, trust or other enterprise, shall stand in the same position under the provisions of this Article VIII with respect to the resulting or surviving corporation as he would have with respect to such constituent corporation if its separate existence had continued.

(iv) References in this Article VIII to a "Director," "officer," "employee," or "agent" of the Company shall include, without limitation, situations where such person is serving at the request of the Company as a director, officer, employee, trustee or agent of another corporation, partnership, joint venture, trust or other enterprise.

Section 2. Exchange Not Liable

Except as provided in the Exchange Rules, the Company shall not be liable for any loss or damage sustained by any current or former Exchange Member growing out of the use or enjoyment by such Exchange Member of the facilities afforded by the Company (or any predecessor or successor thereof) or its subsidiaries.

Article IX
Amendments; Emergency Bylaws

Section 1. By Stockholders or Board

These Bylaws may be altered, amended, or repealed, or new Bylaws may be adopted, (i) by the written consent of the stockholders of the Company, or (ii) at any regular or special meeting of the Board by a resolution adopted by the Board.

Section 2. Emergency Bylaws

The Board may adopt emergency Bylaws subject to repeal or change by action of the stockholders of the Company which shall, notwithstanding any different provision of law, the Certificate of Incorporation, or these Bylaws, be operative during any emergency resulting from any nuclear or atomic disaster, an attack on the United States or on a locality in which the Company conducts its business or customarily holds meetings of the Board, any catastrophe, or other emergency condition, as a result of which a quorum of the Board or a committee thereof cannot readily be convened for action. Such emergency Bylaws may make any provision that may be practicable and necessary under the circumstances of the emergency.

Section 3. Authority to Take Action Under Extraordinary Market Conditions

The Board, or such person or persons as may be designated by the Board, in the event of extraordinary market conditions, shall have the authority to take any action regarding:

(a) the trading in or operation of the national securities exchange operated by the Company or any other organized securities markets that may be operated by the Company, the operation of any automated system owned or operated by the Company, and the participation in any such system of any or all persons or the trading therein of any or all securities; and

(b) the operation of any or all offices or systems of Exchange Members, if, in the opinion of the Board or the person or persons hereby designated, such action is necessary or appropriate for the protection of investors or the public interest or for the orderly operation of the marketplace or the system.

Article X
Exchange Authorities

Section 1. Rules

(a) The Board, acting in accordance with the terms of these Bylaws and the Rules, shall be vested with all powers necessary for the governance of the Company as an "exchange" within the meaning of the Act. To promote and enforce just and equitable principles of trade and business, to maintain high standards of commercial honor and integrity among Exchange Members, to collaborate with governmental and other agencies in the promotion of fair practices and the elimination of fraud, and in general to carry out the purposes of the Company and of the Act, the Board is hereby authorized to adopt such rules and such amendments thereto as it may, from time to time, deem necessary or appropriate. If any such rules or amendments thereto are approved by the Commission or otherwise become effective as provided in the Act, they shall become operative Exchange Rules as of the date of Commission approval or effectiveness under the Act unless a later operative date is declared by the Company. The Board is hereby authorized, subject to the provisions of these Bylaws and the Act, to administer, enforce, interpret, issue exemptions from, suspend, or cancel any Rules adopted hereunder.

Section 2. Disciplinary Proceedings

(a) The Board is authorized to establish procedures relating to disciplinary proceedings involving Exchange Members and their associated persons.

(b) The Board is authorized to impose appropriate sanctions applicable to Exchange Members, including censure, fine, suspension, or expulsion from membership, suspension or bar from being associated with all Exchange Members, limitation of activities, functions, and operations of an Exchange Member, or any other fitting sanction, and to impose appropriate sanctions applicable to persons associated with Exchange Members, including censure, fine, suspension, or barring a person associated with an Exchange Member from being associated with all Exchange Members, limitation of activities, functions, and operations of a person associated with an Exchange Member, or any other fitting sanction, for:

(i) a breach by an Exchange Member or a person associated with an Exchange Member of any covenant with the Company or its stockholders;

(ii) violation by an Exchange Member or a person associated with an Exchange Member of any of the terms, conditions, covenants, and provisions of the Bylaws, the Rules, or the federal securities laws, including the rules and regulations adopted thereunder;

(iii) failure by an Exchange Member or person associated with an Exchange Member to: (A) submit a dispute for arbitration as may be required by the Rules; (B) appear or produce any document in the Exchange Member's or person's possession or control as directed pursuant to the Rules; (C) comply with an award of arbitrators properly rendered, where a timely motion to vacate or modify such award has not been made pursuant to applicable law or where such a motion has been denied; or (D) comply with a written and executed settlement agreement obtained in connection with an arbitration or mediation submitted for disposition; or

(iv) failure by an Exchange Member or person associated with an Exchange Member to adhere to any ruling, order, direction, or decision of or to pay any sanction, fine, or costs imposed by the Board or any entity to which the Board has delegated its powers.

Section 3. Membership Qualifications

(a) The Board shall have authority to adopt rules and regulations applicable to Exchange Members, applicants seeking to become Exchange Members, and persons associated with applicants or Exchange Members, establishing specified and appropriate standards with respect to the training, experience, competence, financial responsibility, operational capability, and such other qualifications as the Board finds necessary or desirable.

(b) The Board may from time to time make such changes in such rules, regulations, and standards as it deems necessary or appropriate.

(c) Uniform standards for regulatory and other access issues, such as admission to membership and conditions to becoming an Exchange market maker, shall be promulgated and applied on a consistent basis, and the Company shall institute safeguards to ensure fair and evenhanded access to all of its services and facilities.

Section 4. Fees, Dues, Assessments, and Other Charges

The Board shall have authority to fix and levy the amount of fees, dues, assessments, and other charges to be paid by Exchange Members and issuers and any other persons using any facility or system that the Company operates or controls; provided, however, that such fees, dues, assessments, and other charges shall be equitably allocated among Exchange Members and issuers and any other persons using any facility or system that the Company operates or controls. Any revenues received by the Company from fees derived from its regulatory function or regulatory penalties will not be used for non-regulatory purposes or distributed to the stockholder, but rather, shall be applied to fund the legal and regulatory operations of the Company (including surveillance and enforcement activities), or, as the case may be, shall be used to pay restitution and disgorgement of funds intended for customers.

Article XI
Miscellaneous Provisions

Section 1. Fiscal Year Board.

The fiscal year of the Company shall be as determined from time to time by the Board.

Section 2. Participation in Board and Committee Meetings

All meetings of the Board (and any committees of the Board) pertaining to the self-regulatory function of the Company (including disciplinary matters) shall be closed to all persons other than members of the Board and officers, staff, counsel or other advisors whose participation is necessary or appropriate to the proper discharge of such regulatory functions and any representatives of the Commission. In no event shall members of the Board of Directors of BATS Global Markets, Inc. or BATS Global Markets Holdings, Inc. who are not also members of the Board, or any officers, staff, counsel or advisors of BATS Global Markets, Inc. or BATS Global Markets Holdings, Inc. who are not also officers, staff, counsel or advisors of the Company (or any committees of the Board), be allowed to participate in any meetings of the Board (or any committee of the Board) pertaining to the self-regulatory function of the Company (including disciplinary matters).

Section 3. Books and Records; Confidentiality of Information and Records Relating to SRO Function

The books and records of the Company shall be maintained at a location within the United States. All books and records of the Company reflecting confidential information pertaining to the self-regulatory function of the Company (including but not limited to disciplinary matters, trading data, trading practices, and audit information) shall be retained in confidence by the Company and its personnel and will not be used by the Company for any non-regulatory purposes and shall not be made available to any person (including, without limitation, any Exchange Member) other than to personnel of the Commission, and those personnel of the Company, members of committees of the Board, members of the Board, hearing officers and other agents of the Company to the extent necessary or appropriate to properly discharge the self-regulatory responsibilities of the Company.

Section 4. Dividends

Subject to any provisions of any applicable statute, other provisions of these By-Laws, or the Certificate of Incorporation, dividends may be declared upon the capital stock of the Company by, and in the absolute discretion of, the Board; and any such dividends may be paid in cash, property or shares of stock of the Company, as determined by the Board, and shall be declared and paid on such dates and in such amounts as are determined by the Board.

Section 5. Reserves

Before payment of any dividends, there may be set aside out of any funds of the Company available for dividends such sum or sums as the Board from time to time, in its absolute discretion, determines to be proper as a reserve or reserves to meet contingencies, or for equalizing dividends, or for repairing or maintaining any property of the Company, or for such other purpose as the Board shall determine to be conducive to the interests of the Company, and the Board may modify or abolish any such reserve in the manner in which it was created.

Section 6. Execution of Instruments, Contracts, etc.

(a) All checks, drafts, bills of exchange, notes, or other obligations or orders for the payment of money shall be signed in the name of the Company by such officer or officers or person or persons as the Board, or a duly authorized committee thereof, may from time to time designate. Except as otherwise provided by law, the Board, any committee given specific authority in the premises by the Board, or any committee given authority to exercise generally the powers of the Board during intervals between meetings of the Board may authorize any officer, employee, or agent, in the name of and on behalf of the Company, to enter into or execute and deliver deeds, bonds, mortgages, contracts, and other obligations or instruments, and such authority may be general or confined to specific instances.

(b) All applications, written instruments, and papers required by any department of the United States government or by any state, county, municipal, or other governmental authority may be executed in the name of the Company by any officer of the Company, or, to the extent designated for such purpose from time to time by the Board, by an employee or agent of the Company. Such designation may contain the power to substitute, in the discretion of the person named, one or more other persons.

Section 7. Power to Vote Stock

Unless otherwise instructed by the Board, the Chief Executive Officer of the Company shall have the power and authority on behalf of the Company to attend and to vote at any meeting of stockholders, partners or equity holders of any corporation, partnership or any other entity in which the Company may hold stock, partnership or other equity interests, as the case may be, and may exercise on behalf of the Company any and all of the rights and powers incident to the ownership of such stock, partnership or other equity interest at such meeting, and shall have the power and authority to execute and deliver proxies, waivers and consents on behalf of the Company in connection with the exercise by the Company of the rights and powers incident to the ownership of such stock, partnership or other equity interest. The Board and the Chief Executive Officer may from time to time confer like powers upon any other person or persons.

Section 8. Severability

If any provision of these Bylaws, or the application of any provision of these Bylaws to any person or circumstances, is held invalid, the remainder of these Bylaws and the application of such provision to other persons or circumstances shall not be affected.

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE RESTATED CERTIFICATE OF "EDGA EXCHANGE, INC.", FILED IN THIS OFFICE ON THE THIRTY-FIRST DAY OF JANUARY, A.D. 2014, AT 11:15 O'CLOCK A.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE NEW CASTLE COUNTY RECORDER OF DEEDS.


SECRETARY OF STATE
DELAWARE
1776
1970



Jeffrey W. Bullock, Secretary of State

4662897 8100

140116706

AUTHENTICATION: 1101742

DATE: 01-31-14

State of Delaware
Secretary of State
Division of Corporations
Delivered 11:15 AM 01/31/2014
FILED 11:15 AM 01/31/2014
SRV 140116706 - 4662897 FILE

RESTATED CERTIFICATE OF INCORPORATION

OF

EDGA EXCHANGE, INC.

EDGA Exchange, Inc., a corporation organized and existing under and by virtue of the provisions of the Delaware General Corporation Law ("General Corporation Law"):

DOES HEREBY CERTIFY:

That the name of this corporation is EDGA Exchange, Inc., and that this corporation was originally incorporated pursuant to the General Corporation Law on March 9, 2009 under the name EDGA Exchange, Inc.

That the Board of Directors duly adopted resolutions pursuant to Sections 242 and 245 of the General Corporation Law proposing to amend and restate the Certificate of Incorporation of this corporation, declaring said amendment and restatement to be advisable and in the best interests of this corporation and its stockholders, and authorizing the appropriate officers of this corporation to solicit the consent of the stockholders therefore, which resolution setting forth the proposed amendment and restatement is as follows:

FIRST: The name of the corporation is EDGA Exchange, Inc.

SECOND: The registered office of the corporation in the State of Delaware is 1209 Orange Street, Wilmington, County of New Castle, Delaware 19801, and the name of its registered agent at that address is The Corporation Trust Company.

THIRD: The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

FOURTH: The total number of shares of stock which the corporation shall have authority to issue is One Thousand (1,000), $0.01 par value per share. All such stock shall be classified as Common Stock.

* * *

The undersigned executed this Restated Certificate of Incorporation as of January 31, 2014.

EDGA Exchange, Inc.

/s/ William O'Brien
Name: William O'Brien
Title: Chief Executive Officer

[*Signature Page to Restated Certificate of Incorporation of EDGA Exchange, Inc.*]

THIRD AMENDED AND RESTATED
BYLAWS OF EDGA EXCHANGE, INC.
(a Delaware corporation)

ARTICLE I

Definitions

When used in these Bylaws, unless the context otherwise requires, the terms set forth below shall have the following meanings:

(a) "Act" means the Securities Exchange Act of 1934, as amended.

(b) An "affiliate" of, or person "affiliated" with a specific person, is a person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the person specified.

(c) "Board" or "Board of Directors" means the Board of Directors of the Company.

(d) "broker" shall have the same meaning as in Section 3(a)(4) of the Act.

(e)"Commission" means the Securities and Exchange Commission.

(f) "Company" means EDGA Exchange, Inc., a Delaware corporation.

(g) "day" means calendar day.

(h) "dealer" shall have the same meaning as in Section 3(a)(5) of the Act.

(i) "Director" means the persons elected or appointed to the Board of Directors from time to time in accordance with the Certificate of Incorporation and these Bylaws.

(j) "Exchange" means the national securities exchange operated by the Company.

(k) "Exchange Member" means any registered broker or dealer that has been admitted to membership in the national securities exchange operated by the Company. An Exchange Member is not a stockholder of the Company by reason of being an Exchange Member. An Exchange Member will have the status of a "member" of the Exchange as that term is defined in Section 3(a)(3) of the Act.

(l) "Executive Representative" means the person identified to the Company by an Exchange Member as the individual authorized to represent, vote and act on behalf of the Exchange Member. An Exchange Member may change its Executive Representative or appoint a substitute for its Executive Representative upon giving notice thereof to the Secretary of the Company via electronic process or such other process as the Company may prescribe. An Executive Representative of an Exchange Member or a substitute shall be a member of senior management of the Exchange Member.

(m) "Independent Director" means a Director who has no material relationship with the Company or any affiliate of the Company, or any Exchange Member or any affiliate of any such Exchange Member; *provided,* however, that an individual who otherwise qualifies as an Independent Director shall not be disqualified from serving in such capacity solely because such Director is a Director of the Company or its stockholder.

(n) "Independent member" means a member of any committee who has no material relationship with the Company or any affiliate of the Company, or any Exchange Member or any affiliate of any such Exchange Member, other than as a committee member. The term Independent member may but is not required to refer to an Independent Director who serves on a committee.

(o) "Industry Director" means a Director who (i) is or has served in the prior three years as an officer, director, or employee of a broker or dealer, excluding an outside director or a director not engaged in the day-to-day management of a broker or dealer; (ii) is an officer, director (excluding an outside director), or employee of an entity that owns more than ten percent of the equity of a broker or dealer, and the broker or dealer accounts for more than five percent of the gross revenues received by the consolidated entity; (iii) owns more than five percent of the equity securities of any broker or dealer, whose investments in brokers or dealers exceed ten percent of his or her net worth, or whose ownership interest otherwise permits him or her to be engaged in the day-to-day management of a broker or dealer; (iv) provides professional services to brokers or dealers, and such services constitute 20 percent or more of the professional revenues received by the Director or 20 percent or more of the gross revenues received by the Director's firm or partnership; (v) provides professional services to a director, officer, or employee of a broker, dealer, or corporation that owns 50 percent or more of the voting stock of a broker or dealer, and such services relate to the director's, officer's, or employee's professional capacity and constitute 20 percent or more of the professional revenues received by the Director or member or 20 percent or more of the gross revenues received by the Director's or member's firm or partnership; or (vi) has a consulting or employment relationship with or provides professional services to the Company or any affiliate thereof or has had any such relationship or provided any such services at any time within the prior three years.

(p) "Industry member" means a member of any committee or hearing panel who (i) is or has served in the prior three years as an officer, director, or employee of a broker or dealer, excluding an outside director or a director not engaged in the day-to-day management of a broker or dealer; (ii) is an officer, director (excluding an outside director), or employee of an entity that owns more than ten percent of the equity of a broker or dealer, and the broker or dealer accounts for more than five percent of the gross revenues received by the consolidated entity; (iii) owns more than five percent of the equity securities of any broker or dealer, whose investments in brokers or dealers exceed ten percent of his or her net worth, or whose ownership interest otherwise permits him or her to be engaged in the day-to-day management of a broker or dealer; (iv) provides professional services to brokers or dealers, and such services constitute 20 percent or more of the professional revenues received by the Director or 20 percent or more of the gross revenues received by the Director's firm or partnership; (v) provides professional services to a director, officer, or employee of a broker, dealer, or corporation that owns 50 percent or more of the voting stock of a broker or dealer, and such services relate to the director's, officer's, or employee's professional capacity and constitute 20 percent or more of the professional revenues received by the Director or member or 20 percent or more of the gross revenues received by the Director's or member's firm or partnership; or (vi) has a consulting or employment relationship with or provides professional services to the Company or any affiliate thereof or has had any such relationship or provided any such services at any time within the prior three years.

(q) "List of Candidates" means the list of nominees for Member Representative Director positions as nominated by the Member Nominating Committee and amended by petitions filed by Exchange Members. The List of Candidates is submitted to Exchange Members for the final selection of nominees to be elected by stockholders to serve as Member Representative Directors.

(r) "Member Nominating Committee" means the Member Nominating Committee elected pursuant to these Bylaws.

(s) "Member Representative Director" means a Director who has been appointed as such to the initial Board of Directors pursuant to Article III, Section 4(g) of these Bylaws, or elected by stockholders after having been nominated by the Member Nominating Committee or by an Exchange Member pursuant to these Bylaws and confirmed as the nominee of Exchange Members after majority vote of Exchange Members, if applicable. A Member Representative Director must be an officer, director, employee, or agent of an Exchange Member that is not a Stockholder Exchange Member.

(t) "Member Representative member" means a member of any committee or hearing panel who is an officer, director, employee or agent of an Exchange Member that is not a Stockholder Exchange Member.

(u) "Nominating Committee" means the Nominating Committee elected pursuant to these Bylaws.

(v) "Non-Industry Director" means a Director who is (i) an Independent Director; or (ii) any other individual who would not be an Industry Director.

(w) "Non-Industry member" means a member of any committee who is (i) an Independent member; or (ii) any other individual who would not be an Industry member.

(x) "person" shall mean a natural person, partnership, corporation, limited liability company, entity, government, or political subdivision, agency or instrumentality of a government.

(y) "person associated with an Exchange Member" or "associated person of an Exchange

Member" means any partner, officer, or director of an Exchange member (or person occupying a similar status or performing similar functions), any person directly or indirectly controlling, controlled by, or under common control with, such Exchange member, or any employee of such Exchange member, except that any person associated with an Exchange member whose functions are solely clerical or ministerial shall not be included in the meaning of such term for purposes of these Bylaws.

(z) "Record Date" means a date at least thirty-five (35) days before the date announced as the date for the annual meeting of stockholders and set as the last date on which Exchange Members may petition to add to the List of Candidates and used to determine whether Exchange Members are entitled to vote on the final List of Candidates.

(aa) "registered broker or dealer" means any registered broker or dealer, as defined in Section 3(a)(48) of the Act, that is registered with the Commission under the Act.

(bb) "Rules" or "Exchange Rules" shall have the same meaning as set forth in Section 3(a)(27) of the Act.

(cc) "stockholder" means any person who maintains a direct ownership interest in the Company. The sole stockholder of the Company shall be Direct Edge, Inc.

(dd) "Stockholder Exchange Member" means an Exchange Member that also maintains, directly or indirectly, an ownership interest in the Company.

(ee) "statutory disqualification" shall have the same meaning as in Section 3(a)(39) of the Act.

ARTICLE II

Office and Agent

Section 1. Principal Business Office

The principal business office of the Company shall be located at 545 Washington Boulevard, 6th fl., Jersey City, New Jersey 07310, or such other location as may hereafter be determined by the Board of Directors. The Company may have such other office or offices as the Board of Directors may from time to time designate or as the purposes of the Company may require from time to time.

Section 2. Registered Office

The address of the registered office of the Company in the State of Delaware is c/o The Corporation Trust Company, Corporation Trust Center, 1209 Orange Street, Wilmington, County of New Castle, Delaware 19801.

Section 3. Registered Agent

The name and address of the registered agent of the Company for service of process on the Company in the State of Delaware is The Corporation Trust Company, Corporation Trust Center, 1209 Orange Street, Wilmington, County of New Castle, Delaware 19801.

ARTICLE III

Board of Directors

Section 1. Powers

(a) The business and affairs of the Company shall be managed by its Board, except to the extent that the authority, powers and duties of such management shall be delegated to a committee or committees of the Board pursuant to these Bylaws or the Rules. The Board of Directors shall have the power to do any and all acts necessary, convenient or incidental to or for the furtherance of the purposes described herein, including all powers, statutory or otherwise. To the fullest extent permitted by applicable law and these Bylaws the Board may delegate any of its powers to a committee appointed pursuant to Article V or to any officer, employee or agent of the Company.

(b) The Board shall have the power to adopt, amend or repeal the Rules in accordance with Article X, Section 1.

(c) The Board may adopt such rules, regulations and requirements for the conduct of the business and management of the Company, not inconsistent with law, the Certificate of Incorporation or these Bylaws, as the Board may deem proper. A Director shall, in the performance of such Director's duties, be fully protected, to the fullest extent permitted by law, in relying in good faith upon the books of account or reports made to the Company by any of its officers, by an independent certified public accountant, by an appraiser selected with reasonable care by the Board or any committee of the Board or by any agent of the Company, or in relying in good faith upon other records of the Company.

(d) In connection with managing the business and affairs of the Company, the Board shall consider applicable requirements for registration as a national securities exchange under Section 6(b) of the Act, including, without limitation, the requirements that (a) the Rules shall be designed to protect investors and the public interest and (b) the Exchange shall be so organized and have the capacity to carry out the purposes of the Act and to enforce compliance by its "members," as that term is defined in Section 3 of the Act (such statutory members being referred to in these Bylaws as "Exchange Members") and persons associated with Exchange Members, with the provisions of the Act, the rules and regulations under the Act, and the Rules of the Exchange.

(e) In light of the unique nature of the Company and its operations and in light of the Company's status as a self-regulatory organization, the Board, when evaluating any proposal, shall, to the fullest extent permitted by applicable law, take into account all factors that the Board deems relevant, including, without limitation, to the extent deemed relevant: (i) the potential impact thereof on the integrity, continuity and stability of the national securities exchange operated by the Company and the other operations of the Company, on the ability to prevent fraudulent and manipulative acts and practices and on investors and the public, and (ii) whether such would promote just and equitable principles of trade, foster cooperation and coordination with persons engaged in regulating, clearing, settling, processing information with respect to and facilitating transactions in securities or assist in the removal of impediments to or perfection of the mechanisms for a free and open market and a national market system.

Section 2. Composition of the Board

(a) The Board of Directors shall consist of four (4) or more Directors, the number thereof to be determined from time to time by resolution of the Board of Directors, subject to the compositional requirements of the Board set forth in Article III, Section 2(b).

(b) At all times the Board of Directors shall consist of one (1) Director who is the Chief Executive Officer of the Company and who shall be considered to be an Industry Director, and sufficient numbers of Non-Industry (including Independent), Industry and Member Representative Directors to meet the following composition requirements:

(i) the number of Non-Industry Directors, including at least one Independent Director, shall equal or exceed the sum of the number of Industry Directors and Member Representative Directors elected pursuant to Article III, Section 4; and

(ii) the number of Member Representative Directors shall be at least twenty (20) percent of the Board.

(c) The Secretary shall collect from each nominee for Director such information as is reasonably necessary to serve as the basis for a determination of the nominee's classification as a Member Representative, Non-Industry, or Independent Director, if applicable, and the Secretary shall certify to the Nominating Committee or the Member Nominating Committee each nominee's classification, if applicable. Directors shall update the information submitted under this subsection at least annually and upon request of the Secretary, and shall report immediately to the Secretary any change in such information.

(d) A Director may not be subject to a statutory disqualification.

Section 3. Terms of Office; Classes

(a) The Board term of the Chief Executive Officer shall expire when such individual ceases to be Chief Executive Officer of the Company.

(b) Each of the Non-Industry and Industry Directors (excluding the Chief Executive Officer, but including Member Representative Directors) shall be divided into three (3) classes, designated Class I, Class II and Class III, which shall be as nearly equal in number and classification as the total number of such Directors then serving on the Board permits. Directors other than the Chief Executive Officer shall serve staggered three-year terms, with the term of office of one class expiring each year. A Director may serve for any number of terms, consecutive or otherwise. In order to commence such staggered three-year terms, Directors in Class I shall hold office until the second annual election of the Board of Directors, Directors in Class II shall initially hold office until the third annual election of the Board of Directors, and Directors in Class III shall initially hold office until the fourth annual election of the Board of Directors. Commencing with the second annual election of the Board of Directors, the term of office for each class of Directors elected at such time shall be three years from the date of their election. Notwithstanding the foregoing, in the case of any new Director as contemplated by Article III, Section 2(a), such Director shall be added to a class, as determined by the Board at the time of such Director's initial election or appointment, and shall have an initial term expiring at the same time as the term of the class to which such Director has been added.

Section 4. Nomination and Election

(a) The Nominating Committee each year shall nominate Directors for each Director position standing for election at the annual meeting of stockholders that year, or, to the extent necessary, at a special meeting of stockholders. For positions requiring persons who qualify as Member Representative Directors, the Nominating Committee shall nominate only those persons whose names have been approved and submitted by the Member Nominating Committee, and approved by, if applicable, Exchange Members pursuant to the procedures set forth below in this Section 4.

(b) The Member Nominating Committee shall consult with the Nominating Committee, the Chairman and Chief Executive Officer, and shall solicit comments from Exchange Members for the purpose of approving and submitting names of candidates for election to the position of Member Representative Director. A Member Representative Director must be an officer, director, employee, or agent of an Exchange Member that is not a Stockholder Exchange Member.

(c) Not later than sixty (60) days prior to the date announced as the date for the annual or special meeting of stockholders, the Member Nominating Committee shall report to the Nominating Committee and the Secretary the initial nominees for Member Representative Director positions on the Board that have been approved and submitted by the Member Nominating Committee. The Secretary shall promptly notify Exchange Members of those initial nominees. Exchange Members may identify other candidates ("Petition Candidates" for purposes of this Section 4) for the Member Representative Director positions by delivering to the Secretary, at least thirty-five (35) days before the date announced as the date for the annual or special meeting of stockholders (the "Record Date" for purposes of this Section 4), a written petition, which shall designate the candidate by name and office and shall be signed by Executive Representatives of ten percent (10%) or more of the Exchange Members. An Exchange Member may endorse as many candidates as there are Member Representative Director positions to be filled. No Exchange Member, together with its affiliates, may account for more than fifty percent (50%) of the signatures endorsing a particular candidate, and any signatures of such Exchange Member, together with its affiliates, in excess of the fifty percent (50%) limitation shall be disregarded.

(d) Each petition for a Petition Candidate must include a completed questionnaire used to gather information concerning Member Representative Director candidates and must be filed with the Company (the Company shall provide the form of questionnaire upon the request of any Exchange Member).

(e) If no valid petitions from Exchange Members are received by the Record Date, the initial nominees approved and submitted by the Member Nominating Committee shall be nominated as Member Representative Directors by the Nominating Committee. If one or more valid petitions from Exchange Members are received by the Record Date, the Secretary shall include such additional nominees, along with the initial nominees nominated by the Member Nominating Committee, on a list of nominees (the "List of Candidates"). Upon completion, the List of Candidates shall be sent by the Secretary to all Exchange Members that were Exchange Members on the Record Date, by any means, including electronic transmission, to confirm the nominees for the Member Representative Director positions. The List of Candidates shall be accompanied by a notice regarding the time and date of an election to be held at least twenty (20) days prior to the annual or special stockholders' meeting to confirm the Exchange Members' selections of nominees for Member Representative Directors.

(f) With respect to the election held to determine the final nomination of Member Representative Directors, each Exchange Member shall have the right to cast one (1) vote for each available Member Representative Director nomination; *provided*, however, that any such vote must be cast for a person on the List of Candidates, and that no Exchange Member, together with its affiliates, may account for more than twenty percent (20%) of the votes cast for a candidate, and any votes cast by such Exchange Member, together with its affiliates, in excess of such twenty percent (20%) limitation shall be disregarded. The votes shall be cast by written ballot, electronic transmission or any other means as set forth in a notice to the Exchange Members sent by the Company prior to such election. Only votes received prior to 5:00 p.m. Eastern Time on the date of the election shall count for the nomination of a Member Representative Director. The persons on the List of Candidates who receive the most votes shall be selected as the nominees for the Member Representative Director positions to be elected by stockholders.

Section 5. Chairman of the Board

The Chief Executive Officer shall be the Chairman of the Board ("Chairman"). The Chairman shall preside at all meetings of the Board at which the Chairman is present; *provided*, however, that he or she shall not participate in executive sessions of the Board. The Chairman shall exercise such other powers and perform such other duties as may be assigned to the Chairman from time to time by the Board. The Board of Directors shall designate a Lead Director from among the Board's Independent Directors to preside over executive sessions of the Board. The Board shall publicly disclose the identity of the Lead Director and the means by which interested parties may communicate with the Lead Director.

Section 6. Vacancies

(a) Whenever any Director position, other than a Member Representative Director position, becomes vacant prior to the election of a successor at the end of such Director's term, whether because of death, disability, disqualification, removal or resignation, and whenever any newly-created Director position, other than a Member Representative Director position, becomes available because of an increase in the number of Directors, the Nominating Committee shall nominate, and stockholders shall elect, a person satisfying the classification (Industry, Non-Industry, or Independent Director), if applicable, for the directorship to fill such vacancy until the expiration of the remaining term or to fill such newly-created Director position until the expiration of such position's designated term; *provided,* however, that if the remaining term of office of a Director at the time of such Director's vacancy is not more than six (6) months, during the period of vacancy the Board shall not be deemed to be in violation of Article III, Section 2(b) by virtue of such vacancy.

(b) Whenever any Member Representative Director position becomes vacant prior to the election of a successor at the end of such Member Representative Director's term, whether because of death, disability, disqualification, removal, or resignation, and whenever any newly-created Member Representative Director position becomes available because of an increase in the number of Directors, then the stockholders shall follow the procedures set forth in this Section 6(b). In such event, the Member Nominating Committee shall either (i) recommend an individual to the stockholders to be elected to fill such vacancy or (ii) provide a list of recommended individuals to the stockholders from which the stockholders shall elect the individual to fill such vacancy. A Member Representative Director elected pursuant to this Section 6(b) shall serve until the expiration of the remaining term or until the expiration of such position's designated term; *provided,* however, that if the remaining term of office of a Member Representative Director at the time of such Director's vacancy is not more than six (6) months, during the period of vacancy the Board shall not be deemed to be in violation of Article III, Section 2(b) by virtue of such vacancy.

Section 7. Removal and Resignation

(a) Except as hereinafter provided, any Director may be removed or expelled with or without cause by majority vote of stockholders, and may be removed by the Board of Directors in the manner provided by Article III, Section 7(b) below; *provided*, however, that any Member Representative Director may only be removed for cause, which shall include, without limitation, such Director being subject to a statutory disqualification.

(b) A Director shall be removed immediately upon a determination by the Board, by a majority vote of the remaining Directors, (a) that the Director no longer satisfies the classification for which the Director was elected; and (b) that the Director's continued service as such would violate the compositional requirements of the Board set forth in Article III, Section 2(b).

(c) Any Director may resign at any time either upon notice of resignation to the Chairman of the Board, the President or the Secretary. Any such resignation shall take effect at the time specified therein or, if the time is not specified, upon receipt thereof, and the acceptance of such resignation, unless required by the terms thereof, shall not be necessary to make such resignation effective.

Section 8. Place of Meetings; Mode

Any meeting of the Board may be held at such place, within or without the State of Delaware, as shall be designated in the notice of such meeting, but if no such designation is made, then the meeting will be held at the principal business office of the Company. Members of the Board or any committee of the Board may participate in a meeting of the Board or committee by conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and such participation in a meeting shall constitute presence in person at the meeting.

Section 9. Regular Meetings

Regular meetings of the Board may be held, with or without notice, at such time or place as may from time to time be specified in a resolution adopted by the Board.

Section 10. Special Meetings

(a) Special meetings of the Board may be called on a minimum of two (2) days' notice to each Director by the Chairman or the President, and shall be called by the Secretary upon the written request of three (3) Directors then in office.

(b) The person or persons calling a special meeting of the Board shall fix the time and place at which the meeting shall be held, and such time and place shall be specified in the notice of such meeting. Notice of any special meeting shall be given to each Director at his or her business address or such other address as he or she may have advised the Secretary to use for such purpose. If delivered, notice shall be deemed to be given when delivered to such address or to the Director to be notified. If mailed, such notice shall be deemed to be given five (5) business days after deposit in the United States mail, postage prepaid, of a letter addressed to the appropriate location. Notice may also be given by telephone, electronic transmission or other means not specified in this section, and in each such case shall be deemed to be given when actually received by the Director to be notified.

Section 11. Exchange Member Meetings

The Company shall not be required to hold meetings of the Exchange Members.

Section 12. Voting, Quorum and Action by the Board

Each Director shall be entitled to one (1) vote. At all meetings of the Board, the presence of a majority of the number of Directors then in office shall constitute a quorum for the transaction of business. If a quorum shall not be present at any meeting of the Board, the Directors present at such meeting may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present. The act of a majority of the Directors present at any meeting at which there is a quorum shall be the act of the Board except as may be otherwise specifically provided by statute, the Certificate of Incorporation, or these Bylaws.

Section 13. Presumption of Assent

A Director of the Company who is present at a duly convened meeting of the Board or of a committee of the Board at which action on any corporate matter is taken shall be conclusively presumed to have assented to the action taken unless his or her dissent or election to abstain shall be entered in the minutes of the meeting or unless he or she shall file his or her written dissent or election to abstain to such action with the person acting as the secretary of the meeting before the adjournment of the meeting or shall forward such dissent or election to abstain by registered or certified mail to the Secretary of the Company immediately after the adjournment of the meeting. Such right to dissent or abstain shall not apply to a Director who voted in favor of such action.

Section 14. Action in Lieu of Meeting

Unless otherwise restricted by statute, the Certificate of Incorporation or these Bylaws, any action required or permitted to be taken at any meeting of the Board or any committee thereof may be taken without a meeting if all members of the Board or committee, as the case may be, consent thereto in writing or by electronic transmission, and such writing(s) or electronic transmission(s) are filed with the minutes of proceedings of the Board or the committee.

Section 15. Waiver of Notice

(a) Whenever notice is required to be given by law, the Certificate of Incorporation or these Bylaws, a waiver thereof by the person or persons entitled to such notice, whether before or after the time stated therein, shall be deemed equivalent to notice. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the Board, or members of a committee, need be specified in any waiver of notice.

(b) Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened.

Section 16. Compensation of Board and Committee Members

The Board may provide for reasonable compensation of the Chairman, the Directors and the members of committees. The Board may also provide for reimbursement of reasonable expenses incurred by such persons in connection with the business of the Company.

Section 17. Interpretation of Bylaws

The Board shall have the power to interpret these Bylaws and any interpretation made by it shall be final and conclusive.

Section 18. Conflicts of Interest; Contracts and Transactions Involving Directors

(a) A Director or a member of any committee may not participate in the consideration or decision of any matter relating to a particular Exchange Member, company, or individual if such Director or committee member has a material interest in, or a professional, business, or personal relationship with, that Exchange Member, company, or individual, or if such participation shall create an appearance of impropriety. In any such case, the Director or committee member shall recuse himself or herself or shall be disqualified. If a member of the Board or any committee is recused from consideration of a matter, any decision on the matter shall be by a vote of a majority of the remaining members of the Board or applicable committee.

(b) No contract or transaction between the Company and one or more of its Directors or officers, or between the Company and any other corporation, partnership, association or other organization in which one or more of its Directors or officers are directors or officers, or have a financial interest, shall be void or voidable solely for this reason if: (i) the material facts pertaining to such Director's or officer's relationship or interest and the contract or transaction are disclosed or are known to the Board or the committee, and the Board or committee in good faith authorizes the contract or transaction by the affirmative vote of a majority of the disinterested Directors, even though the disinterested Directors be less than a quorum; or (ii) the material facts are disclosed or become known to the Board or committee after the contract or transaction is entered into, and the Board or committee in good faith ratifies the contract or transaction by the affirmative vote of a majority of the disinterested Directors, even though the disinterested Directors be less than a quorum.

ARTICLE IV

Stockholders

Section 1. Annual Meeting; Election of Directors and Other Matters

(a) The annual meeting of the stockholders shall be held at such place and time as determined by the Board for the purpose of electing Directors and members of the Nominating Committee and Member Nominating Committee, and for conducting such other business as may properly come before the meeting. Written notice of the annual meeting stating the place, date and hour of the meeting shall be given to each stockholder entitled to vote at such meeting not less than ten (10) nor more than sixty (60) days before the date of the meeting.

(b) The first annual meeting of the stockholders shall be held prior to the Company's commencement of operations as an Exchange.

Section 2. Special Meetings

Special meetings of the stockholders, for any purpose or purposes, may be called by the Chairman, the Board or the President, and shall be called by the Secretary at the request in writing of stockholders owning not less than a majority of the then issued and outstanding capital stock of the Company entitled to vote. Written notice of a special meeting stating the place, date and hour of the meeting and the purpose or purposes for which the meeting is called, shall be given to each stockholder entitled to vote at such meeting not less than ten (10) nor more than sixty (60) days before the date of the meeting. Business transacted at any special meeting of stockholders shall be limited to the purpose(s) stated in the notice of the meeting.

Section 3. List of Stockholders

The Secretary of the Company, or such other person designated by the Secretary or the Board, shall have charge of the stock ledger of the Company and shall prepare and make, at least ten (10) days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting, arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, during ordinary business hours, for a period of at least ten (10) days prior to the meeting, either at a place within the city where the meeting is to be held, which place shall be specified in the notice of the meeting, or, if not so specified, at the place where the meeting is to be held. The list shall also be produced and kept at the time and place of the meeting during the whole time of the meeting, and may be inspected by any stockholder who is present.

Section 4. Quorum and Vote Required for Action

(a) The holders of a majority of the capital stock issued and outstanding and entitled to vote thereat, present in person or represented by proxy, shall constitute a quorum at all meetings of the stockholders for the transaction of business except as otherwise provided by statute, the Certificate of Incorporation or these Bylaws. If, however, such quorum shall not be present or represented at any meeting of the stockholders, the stockholders entitled to vote thereat, present in person or represented by proxy, shall have power to adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present or represented. At such adjourned meeting at which a quorum shall be present or represented, any business may be transacted which might have been transacted at the meeting as originally notified. If the adjournment is for more than thirty (30) days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting.

(b) When a quorum is present at any meeting, the vote of the holders of a majority of the capital stock having voting power present in person or represented by proxy shall decide any question brought before such meeting, unless the question is one upon which by express provision of statute or of the Certificate of Incorporation, a different vote is required, in which case such express provision shall govern and control the decision of such question.

Section 5. Voting of Shares; Proxies

Unless otherwise provided in the Certificate of Incorporation or these Bylaws, each stockholder of the Company shall at every meeting of the stockholders be entitled to one (1) vote in person or by proxy for each share of the capital stock having voting power held by such stockholder, but no proxy shall be voted on after three (3) years from its date, unless the proxy provides for a longer period. Any such proxy shall be in writing and shall be filed with the Secretary of the Company before or at the time of the meeting.

Section 6. Action in Lieu of Meeting

As set forth in the Certificate of Incorporation of the Company, any action upon which a vote of stockholders is required or permitted, may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, shall be signed by the holders of outstanding capital stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted and shall be delivered to the Company in the manner required by law, *provided* that the matter to be acted upon by such written consent previously has been directed by the Board to be submitted to the stockholders for their action by written consent. Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not so consented in writing.

Section 7. Assignment

The stockholder may not transfer or assign, in whole or in part, its ownership interest(s) in the Company.

ARTICLE V

Committees of the Board

Section 1. Number of Committees

The committees of the Board shall consist of a Compensation Committee, an Audit Committee, a Regulatory Oversight Committee, an Appeals Committee, and such other committees as may be from time to time established by the Board. Committees shall have such authority as is vested in them by these Bylaws or the Rules, or as is delegated to them by the Board. All committees are subject to the control and supervision of the Board.

Section 2. Appointment and Removal; Vacancies; Term

(a) The Chairman, with the approval of the Board, shall appoint, consistent with these Bylaws, the members of all committees of the Board, as well as the chair of each committee, and the Chairman may, at any time, with or without cause, remove any member of a committee so appointed, with the approval of the Board. Each committee shall be comprised of at least three (3) people and may include persons who are not members of the Board; *provided*, however, that such committee members who are not also members of the Board shall only participate in committee actions to the extent permitted by law. In appointing members to committees of the Board, the Chairman is responsible for determining that any such committee meets the composition requirements set forth in this Article V.

(b) Upon request of the Secretary, each prospective committee member who is not a Director shall provide to the Secretary such information as is reasonably necessary to serve as the basis for a determination of the prospective committee member's classification as an Industry, Non-Industry, or Independent member. The Secretary shall certify to the Board each prospective committee member's classification. Such committee members shall update the information submitted under this subsection at least annually and upon request of the Secretary, and shall report immediately to the Secretary any change in such information.

(c) The term of office of a committee member shall terminate immediately upon a determination by the Board, by a majority vote of the Directors, (i) that the committee member no longer satisfies the classification for which the committee member was selected; and (ii) that the committee member's continued service as such would violate the compositional requirements of such committee set forth in this Article V.

(d) Any vacancy occurring in a committee shall be filled by the Chairman for the remainder of the term, with the approval of the Board.

(e) Except as otherwise provided by the Bylaws, members of a committee shall hold office for a one-year period.

Section 3. Powers and Duties of Committees

To the extent provided in the resolution of the Board, any committee that consists solely of one or more Directors shall have and may exercise all the powers and authority of the Board in the management of the business and affairs of the Company.

Section 4. Conduct of Proceedings

Except as otherwise provided in these Bylaws or by the Board, each committee may adopt its own rules of procedure and may meet at stated times or on such notice as such committee may determine. Each committee shall keep regular minutes of its meetings and report the same to the Board when required.

Section 5. Voting, Quorum and Action by Committees

Each committee member shall be entitled to one (1) vote. Unless otherwise required by the Bylaws, the presence of a majority of the number of committee members serving on a committee shall constitute a quorum for the transaction of business of such committee. If a quorum shall not be present at any meeting of a committee, the committee members present at such meeting may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present. The act of a majority of the committee members present at any meeting at which there is a quorum shall be the act of such committee except as may be otherwise specifically provided by statute or these Bylaws.

Section 6. Specified Committees

(a) The Chairman, with the approval of the Board, shall appoint a Compensation Committee. The Compensation Committee shall consider and recommend compensation policies, programs, and practices for officers and other employees of the Company. Each voting member of the Compensation Committee shall be a Non-Industry Director.

(b) The Chairman, with the approval of the Board, shall appoint an Audit Committee consisting of Directors. A majority of the Audit Committee members shall be Non-Industry Directors. A Non-Industry Director shall serve as Chairman of the Audit Committee. The Audit Committee shall perform the following primary functions, as well as such other functions as may be specified in the charter of the Audit Committee: (A) provide oversight over the Company's financial reporting process and the financial information that is provided to stockholders and others; (B) provide oversight over the systems of internal controls established by management and the Board and the Company's legal and compliance process; (C) select, evaluate and, where appropriate, replace the Company's independent auditors (or nominate the independent auditors to be proposed for ratification by stockholders); and (D) direct and oversee all the activities of the Company's internal audit function, including but not limited to management's responsiveness to internal audit recommendations. The Audit Committee shall have exclusive authority to: (A) hire or terminate the head of the Company's Internal Audit Department; (B) determine the compensation of the head of the Internal Audit Department; and (C) determine the budget for the Internal Audit Department. The Internal Audit Department and its head shall report directly to the Audit Committee. The Audit Committee may, in its discretion, direct that the Internal Audit Department also report to senior management of the Company on matters the Audit Committee deems appropriate and may request that senior management of the Company perform such operational oversight as necessary and proper, consistent with preservation of the independence of the internal audit function.

(c) The Chairman, with the approval of the Board, shall appoint a Regulatory Oversight Committee. The Regulatory Oversight Committee shall oversee the adequacy and effectiveness of the Exchange's regulatory and self-regulatory organization responsibilities, including those responsibilities with regard to each of its facilities, as defined in Section 3(a)(2) of the Act, assess Exchange's regulatory performance, assist the Board and committees of the Board in reviewing the regulatory plan and the overall effectiveness of Exchange's regulatory functions and, in consultation with the Chief Executive Officer of the Company, establish the goals, assess the performance, and fix the compensation of the Chief Regulatory Officer of the Company. Each member of the Regulatory Oversight Committee shall be a Non-Industry Director.

(d) The Chairman, with the approval of the Board, shall appoint an Appeals Committee. The Appeals Committee shall preside over all appeals related to disciplinary and adverse action determinations in accordance with the Exchange Rules. The Appeals Committee shall consist of one Independent Director, one Industry Director, and one Member Representative Director. If the Independent Director recuses himself or herself from an appeal, due to a conflict of interest or otherwise, such Independent Director may be replaced by a Non-Industry Director for purposes of the applicable appeal if there is no other Independent Director able to serve as the replacement.

(e) The Chairman, with the approval of the Board, may appoint an Executive Committee, which shall, to the fullest extent permitted by Delaware law and other applicable law, have and be permitted to exercise all the powers and authority of the Board in the management of the business and affairs of the Company between meetings of the Board. The number of Non-Industry Directors on the Executive Committee shall equal or exceed the number of Industry Directors on the Executive Committee. The percentage of Independent Directors on the Executive Committee shall be at least as great as the percentage of Independent Directors on the whole Board, and the percentage of Member Representative Directors on the Executive Committee shall be at least as great as the percentage of Member Representative Directors on the whole Board.

(f) The Chairman, with the approval of the Board, may appoint a Finance Committee. The Finance Committee shall advise the Board with respect to the oversight of the financial operations and conditions of the Company, including recommendations for Company's annual operating and capital budgets.

ARTICLE VI

Nominating Committees

Section 1. Election of Nominating Committee and Member Nominating Committee

The Nominating Committee and the Member Nominating Committee shall each be elected on an annual basis by a vote of the stockholders. The stockholder shall appoint the initial Nominating Committee and Member Nominating Committee consistent with the compositional requirements of this Article VI. In each subsequent year, each of the Nominating Committee and Member Nominating Committee, after completion of its respective duties for nominating Directors for election to the Board for that year, shall nominate candidates to serve on the succeeding year's Nominating Committee or Member Nominating Committee, as applicable, such candidates to be voted on by stockholders at the annual meeting of stockholders. Additional candidates for the Member Nominating Committee may be nominated and elected pursuant to the same process as provided for in Article III, Section 4.

Section 2. Nominating Committee

The Nominating Committee shall nominate candidates for election to the Board at the annual stockholder meeting and all other vacant or new Director positions on the Board. The Nominating Committee, in making such nominations, is responsible for ensuring that candidates meet the compositional requirements of Article III, Section 2(b). The number of Non-Industry members on the Nominating Committee shall equal or exceed the number of Industry members on the Nominating Committee. A Nominating Committee member may simultaneously serve on the Nominating Committee and the Board, unless the Nominating Committee is nominating Director candidates for the Director's class, as explained in Article III, Section 3. Notwithstanding the preceding sentence, a Director may serve on the Nominating Committee in his or her final year of service on the Board. Following that year, that member may not stand for election to the Board until such time as he or she is no longer a member of the Nominating Committee.

Section 3. Member Nominating Committee

The Member Nominating Committee shall nominate candidates for each Member Representative Director position on the Board that is to be elected by Exchange Members or stockholders under the terms of these Bylaws. Each member of the Member Nominating Committee shall be a Member Representative member.

ARTICLE VII

Officers, Agents and Employees

Section 1. General

The officers of the Company shall include a Chief Executive Officer, a President, a Chief Regulatory Officer, a Secretary, a Treasurer, and such other officers as in the Board's opinion are desirable for the conduct of the business of the Company. Any two or more offices may be held by the same person, except that the offices of the President and Secretary may not be held by the same person.

Section 2. Appointment and Tenure

Each officer of the Company shall be appointed by the Board on an annual basis, and shall hold office until his or her successor is appointed and qualified or until his or her earlier death, disability, disqualification, removal or resignation. An officer may serve for any number of terms, consecutive or otherwise.

Section 3. Resignation and Removal of Officers; Vacancies

(a) Any officer may resign at any time upon notice of resignation to the Chairman and Chief Executive Officer, the President or the Secretary. Any such resignation shall take effect upon receipt of such notice or at any later time specified therein, or if the time is not specified, upon receipt thereof, and the acceptance of such resignation, unless required by the terms thereof, shall not be necessary to make such resignation effective.

(b) Any officer of the Company may be removed, with or without cause, by the Board. Such removal shall be without prejudice to the contractual rights of the affected officer, if any, with the Company.

(c) Vacancies in any office of the Company may be filled for the unexpired term by the Board.

Section 4. Compensation

The Compensation of the Chief Executive Officer shall be fixed by the Compensation

Committee. Except as otherwise provided in Article V, Section 6(c) of these Bylaws, the salaries of all other officers and agents of the Company shall be fixed by the Chief Executive Officer, in consultation with the Compensation Committee.

Section 5. Powers and Duties; Delegation

Each of the officers of the Company shall, unless otherwise ordered by the Board, have such powers and duties as customarily pertain to the respective office, and such further powers and duties as from time to time may be conferred by the Board, or by an officer delegated such authority by the Board. The Board may delegate the duties and powers of any officer of the Company to any other officer or to any Director for a specified period of time and for any reason that the Board may deem sufficient.

Section 6. Chief Executive Officer

The Chief Executive Officer shall be the Chairman of the Board and shall preside at all meetings of the Board at which the Chief Executive Officer is present; provided, however, that he or she shall not participate in executive sessions of the Board. The Chief Executive Officer shall be the chief executive officer of the Company, shall have general supervision over the business and affairs of the Company, and shall serve at the pleasure of the Board. The Chief Executive Officer shall have all powers and duties usually incident to the office of the Chief Executive Officer, except as specifically limited by a resolution of the Board. The Chief Executive Officer shall exercise such other powers and perform such other duties as may be assigned to the Chief Executive Officer from time to time by the Board.

Section 7. President

The President shall, in the absence of the Chairman and Chief Executive Officer, preside at all meetings of the Board at which the President is present. The President shall have general supervision over the operations of the Company. The President shall have all powers and duties usually incident to the office of the President, except as specifically limited by a resolution of the Board. The President shall exercise such other powers and perform such other duties as may be assigned to the President from time to time by the Board.

Section 8. Vice President

The Board shall appoint one or more Vice Presidents. In the absence or disability of the President or if the office of President becomes vacant, the Vice Presidents in the order determined by the Board, or if no such determination has been made, in the order of their seniority, shall perform the duties and exercise the powers of the President, subject to the right of the Board at any time to extend or restrict such powers and duties or to assign them to others. Any Vice President may have such additional designations in such Vice President's title as the Board may determine. The Vice Presidents shall generally assist the President in such manner as the President shall direct. Each Vice President shall exercise such other powers and perform such other duties as may be assigned to such Vice President from time to time by the Board, the Chief Executive Officer or the President. The term "Vice President" used in this Section shall include the positions of Executive Vice President, Senior Vice President, and Vice President.

Section 9. Chief Regulatory Officer

An officer of the Company with the position of Executive Vice President or Senior Vice President shall be designated as the Chief Regulatory Officer of the Company. The Chief Regulatory Officer shall have general supervision of the regulatory operations of the Company, including responsibility for overseeing the Company's surveillance, examination and enforcement functions and for administering any regulatory services agreements with another self-regulatory organization to which the Company is a party. The Chief Regulatory Officer shall meet with the Regulatory Oversight Committee of the Company in executive session at regularly scheduled meetings of such committee, and at any time upon request of the Chief Regulatory Officer or any member of the Regulatory Oversight Committee. The Chief Regulatory Officer may, but is not required to, also serve as the General Counsel of the Company.

Section 10. Secretary

The Secretary shall act as Secretary of all meetings of the Board at which the Secretary is present, shall record all the proceedings of all such meetings in a book to be kept for that purpose, shall have supervision over the giving and service of notices of the Company, and shall have supervision over the care and custody of the books and records of the Company. The Secretary shall be empowered to affix the Company's seal, if any, to documents, the execution of which on behalf of the Company under its seal is duly authorized, and when so affixed, may attest the same. The Secretary shall have all powers and duties usually incident to the office of Secretary, except as specifically limited by a resolution of the Board. The Secretary shall exercise such other powers and perform such other duties as may be assigned to the Secretary from time to time by the Board, the Chief Executive Officer or the President.

Section 11. Assistant Secretary

In the absence of the Secretary or in the event of the Secretary's inability or refusal to act, any Assistant Secretary, approved by the Board, shall exercise all powers and perform all duties of the Secretary. An Assistant Secretary shall also exercise such other powers and perform such other duties as may be assigned to such Assistant Secretary from time to time by the Board or the Secretary.

Section 12. Treasurer

The Treasurer shall have general supervision over the care and custody of the funds and over the receipts and disbursements of the Company and shall cause the funds of the Company to be deposited in the name of the Company in such banks or other depositories as the Board may designate. The Treasurer shall have supervision over the care and safekeeping of the securities of the Company. The Treasurer shall have all powers and duties usually incident to the office of Treasurer except as specifically limited by a resolution of the Board. The Treasurer shall exercise such other powers and perform such other duties as may be assigned to the Treasurer from time to time by the Board, the Chief Executive Officer or the President.

Section 13. Assistant Treasurer

In the absence of the Treasurer or in the event of the Treasurer's inability or refusal to act, any Assistant Treasurer, approved by the Board, shall exercise all powers and perform all duties of the Treasurer. An Assistant Treasurer shall also exercise such other powers and perform such other duties as may be assigned to such Assistant Treasurer from time to time by the Board or the Treasurer.

ARTICLE VIII

Indemnification

Section 1. Indemnification of Directors, Officers, Employees and Other Agents

The Company shall indemnify its Directors and executive officers to the fullest extent not prohibited by the Delaware General Corporation Law; provided, however, that the Company may limit the extent of such indemnification by individual contracts with its Directors and executive officers; and, provided, further, that the Company shall not be required to indemnify any Director or executive officer in connection with any proceeding (or part thereof) initiated by such person or any proceeding by such person against the Company or its Directors, officers, employees or other agents unless (i) such indemnification is expressly required to be made by law, (ii) the proceeding was authorized by the Board of Directors of the Company or (iii) such indemnification is provided by the Company, in its sole discretion, pursuant to the powers vested in the Company under the Delaware General Corporation Law.

(a) *Other Officers, Employees and Other Agents*. The Company shall have the power to indemnify its other officers, employees and other agents as set forth in the Delaware General Corporation Law.

(b) *Expenses*. The Company shall advance to any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was a Director or executive officer, of the Company or is or was serving at the request of the Company as a Director or executive officer of another corporation, partnership, joint venture, trust or other enterprise, prior to the final disposition of the proceeding, promptly following request therefor, all expenses incurred by any Director or executive officer in connection with such proceeding upon receipt of an undertaking by or on behalf of such person to repay said amounts if it should be determined ultimately that such person is not entitled to be indemnified under this Article VIII or otherwise.

Notwithstanding the foregoing, unless otherwise determined pursuant to paragraph (e) of this Article VIII, Section 1, no advance shall be made by the Company to an executive officer of the Company (except by reason of the fact that such executive officer is or was a Director of the Company in which event this paragraph shall not apply) in any action, suit or proceeding, whether civil, criminal, administrative or investigative, if a determination is reasonably and promptly made (i) by the Board of Directors by a majority vote of a quorum consisting of Directors who were not parties to the proceeding, or (ii) if such quorum is not obtainable, or, even if obtainable, a quorum of disinterested Directors so directs, by independent legal counsel in a written opinion, that the facts known to the decision-making party at the time such determination is made demonstrate clearly and convincingly that such person acted in bad faith or in a manner that such person did not believe to be in or not opposed to the best interests of the Company.

(c) *Enforcement.* Without the necessity of entering into an express contract, all rights to indemnification and advances to Directors and executive officers under this Article VIII shall be deemed to be contractual rights and be effective to the same extent and as if provided for in a contract between the Company and the Director or executive officer. Any right to indemnification or advances granted by this Article VIII to a Director or executive officer shall be enforceable by or on behalf of the person holding such right in the forum in which the proceeding is or was pending or, if such forum is not available or a determination is made that such forum is not convenient, in any court of competent jurisdiction if (i) the claim for indemnification or advances is denied, in whole or in part, or (ii) no disposition of such claim is made within ninety (90) days of request therefor. The claimant in such enforcement action, if successful in whole or in part, shall be entitled to be paid also the expense of prosecuting his claim. The Company shall be entitled to raise as a defense to any such action that the claimant has not met the standards of conduct that make it permissible under the Delaware General Corporation Law for the Company to indemnify the claimant for the amount claimed. Neither the failure of the Company (including its Board of Directors, independent legal counsel or its Stockholders) to have made a determination prior to the commencement of such action that indemnification of the claimant is proper in the circumstances because he has met the applicable standard of conduct set forth in the Delaware General Corporation Law, nor an actual determination by the Company (including its Board of Directors, independent legal counsel or its Stockholders) that the claimant has not met such applicable standard of conduct, shall be a defense to the action or create a presumption that claimant has not met the applicable standard of conduct.

(d) *Non Exclusivity of Rights.* To the fullest extent permitted by the Company's Certificate of Incorporation and the Delaware General Corporation Law, the rights conferred on any person by this Article VIII shall not be exclusive of any other right which such person may have or hereafter acquire under any statute, provision of the Certificate of Incorporation, Bylaws, agreement, vote of Stockholders or disinterested Directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding office. The Company is specifically authorized to enter into individual contracts with any or all of its Directors, officers, employees or agents respecting indemnification and advances, to the fullest extent permitted by the Delaware General Corporation Law and the Company's Certificate of Incorporation.

(e) *Survival of Rights.* The rights conferred on any person by this Article VIII shall continue as to a person who has ceased to be a Director or executive officer and shall inure to the benefit of the heirs, executors and administrators of such a person.

(f) *Insurance.* The Company, upon approval by the Board of Directors, may purchase insurance on behalf of any person required or permitted to be indemnified pursuant to this Article VIII.

(g) *Amendments.* Any repeal or modification of this Article VIII shall only be prospective and shall not affect the rights under this Article VIII in effect at the time of the alleged occurrence of any action or omission to act that is the cause of any proceeding against any agent of the Company.

(h) *Saving Clause.* If this Article VIII or any portion hereof shall be invalidated on any ground by any court of competent jurisdiction, then the Company shall nevertheless indemnify each Director and executive officer to the fullest extent permitted by any applicable portion of this Article VIII that shall not have been invalidated or by any other applicable law.

(i) *Certain Definitions.* For the purposes of this Article VIII, the following definitions shall apply:

(i) The term "proceeding" shall be broadly construed and shall include, without limitation, the investigation, preparation, prosecution, defense, settlement and appeal of any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, arbitrative or investigative.

(ii) The term "expenses" shall be broadly construed and shall include, without limitation, court costs, attorneys' fees, witness fees, fines, amounts paid in settlement or judgment and any other costs and expenses of any nature or kind incurred in connection with any proceeding, including expenses of establishing a right to indemnification under this Article VIII or any applicable law.

(iii) The term the "Company" shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, and employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, limited liability company, joint venture, trust or other enterprise, shall stand in the same position under the provisions of this Article VIII with respect to the resulting or surviving corporation as he would have with respect to such constituent corporation if its separate existence had continued.

(iv) References in this Article VIII to a "Director," "officer," "employee," or "agent" of the Company shall include, without limitation, situations where such person is serving at the request of the Company as a director, officer, employee, trustee or agent of another corporation, partnership, joint venture, trust or other enterprise.

Section 2. Exchange Not Liable

Except as provided in the Exchange Rules, the Company shall not be liable for any loss or damage sustained by any current or former Exchange Member growing out of the use or enjoyment by such Exchange Member of the facilities afforded by the Company (or any predecessor or successor thereof) or its subsidiaries.

ARTICLE IX

Amendments; Emergency Bylaws

Section 1. By Stockholders or Board

These Bylaws may be altered, amended or repealed, or new Bylaws may be adopted, (i) by the written consent of the stockholders of the Company, or (ii) at any regular or special meeting of the Board by a resolution adopted by the Board.

Section 2. Emergency Bylaws

The Board may adopt emergency Bylaws subject to repeal or change by action of the stockholders of the Company which shall, notwithstanding any different provision of law, the Certificate of Incorporation or these Bylaws, be operative during any emergency resulting from any nuclear or atomic disaster, an attack on the United States or on a locality in which the Company conducts its business or customarily holds meetings of the Board, any catastrophe, or other emergency condition, as a result of which a quorum of the Board or a committee thereof cannot readily be convened for action. Such emergency Bylaws may make any provision that may be practicable and necessary under the circumstances of the emergency.

Section 3. Authority to Take Action Under Extraordinary Market Conditions

The Board, or such person or persons as may be designated by the Board, in the event of extraordinary market conditions, shall have the authority to take any action regarding:

(a) the trading in or operation of the national securities exchange operated by the Company or any other organized securities markets that may be operated by the Company, the operation of any automated system owned or operated by the Company, and the participation in any such system of any or all persons or the trading therein of any or all securities; and

(b) the operation of any or all offices or systems of Exchange Members, if, in the opinion of the Board or the person or persons hereby designated, such action is necessary or appropriate for the protection of investors or the public interest or for the orderly operation of the marketplace or the system.

ARTICLE X

Exchange Authorities

Section 1. Rules

The Board, acting in accordance with the terms of these Bylaws and the Rules, shall be vested with all powers necessary for the governance of the Company as an "exchange" within the meaning of the Act. To promote and enforce just and equitable principles of trade and business, to maintain high standards of commercial honor and integrity among Exchange Members, to collaborate with governmental and other agencies in the promotion of fair practices and the elimination of fraud, and in general to carry out the purposes of the Company and of the Act, the Board is hereby authorized to adopt such rules and such amendments thereto as it may, from time to time, deem necessary or appropriate. If any such rules or amendments thereto are approved by the Commission or otherwise become effective as provided in the Act, they shall become operative Exchange Rules as of the date of Commission approval or effectiveness under the Act unless a later operative date is declared by the Company. The Board is hereby authorized, subject to the provisions of these Bylaws and the Act, to administer, enforce, interpret, issue exemptions from, suspend, or cancel any Rules adopted hereunder.

Section 2. Disciplinary Proceedings

(a) The Board is authorized to establish procedures relating to disciplinary proceedings involving Exchange Members and their associated persons.

(b) The Board is authorized to impose appropriate sanctions applicable to Exchange Members, including censure, fine, suspension, or expulsion from membership, suspension or bar from being associated with all Exchange Members, limitation of activities, functions and operations of an Exchange Member, or any other fitting sanction, and to impose appropriate sanctions applicable to persons associated with Exchange Members, including censure, fine, suspension, or barring a person associated with an Exchange Member from being associated with all Exchange Members, limitation of activities, functions and operations of a person associated with an Exchange Member or any other fitting sanction, for:

(i) a breach by an Exchange Member or a person associated with an Exchange Member of any covenant with the Company or its stockholders;

(ii) violation by an Exchange Member or a person associated with an Exchange Member of any of the terms, conditions, covenants, and provisions of the Bylaws, the Rules, or the federal securities laws, including the rules and regulations adopted thereunder;

(iii) failure by an Exchange Member or person associated with an Exchange Member to: (A) submit a dispute for arbitration as may be required by the Rules; (B) appear or produce any document in the Exchange Member's or person's possession or control as directed pursuant to the Rules; (C) comply with an award of arbitrators properly rendered, where a timely motion to vacate or modify such award has not been made pursuant to applicable law or where such a motion has been denied; or (D) comply with a written and executed settlement agreement obtained in connection with an arbitration or mediation submitted for disposition; or

(iv) failure by an Exchange Member or person associated with an Exchange Member to adhere to any ruling, order, direction, or decision of, or to pay any sanction, fine, or costs imposed by the Board or any entity to which the Board has delegated its powers.

Section 3. Membership Qualifications

(a) The Board shall have authority to adopt rules and regulations applicable to Exchange Members, applicants seeking to become Exchange Members, and persons associated with applicants or Exchange Members, establishing specified and appropriate standards with respect to the training, experience, competence, financial responsibility, operational capability, and such other qualifications as the Board finds necessary or desirable.

(b) The Board may from time to time make such changes in such rules, regulations, and standards as it deems necessary or appropriate.

(c) Uniform standards for regulatory and other access issues, such as admission to membership and conditions to becoming an Exchange market maker, shall be promulgated and applied on a consistent basis, and the Company shall institute safeguards to ensure fair and evenhanded access to all of its services and facilities.

Section 4. Fees, Dues, Assessments, and Other Charges

The Board shall have authority to fix and levy the amount of fees, dues, assessments, and other charges to be paid by Exchange Members and issuers and any other persons using any facility or system that the Company operates or controls; *provided*, however, that such fees, dues, assessments, and other charges shall be equitably allocated among Exchange Members and issuers and any other persons using any facility or system that the Company operates or controls. Any revenues received by the Company from fees derived from its regulatory function or regulatory penalties will not be used for non-regulatory purposes or distributed to the stockholder, but rather, shall be applied to fund the legal and regulatory operations of the Company (including surveillance and enforcement activities), or, as the case may be, shall be used to pay restitution and disgorgement of funds intended for customers.

ARTICLE XI

Miscellaneous Provisions

Section 1. Fiscal Year

The fiscal year of the Company shall be as determined from time to time by the Board.

Section 2. Participation in Board and Committee Meetings

All meetings of the Board (and any committees of the Board) pertaining to the self-regulatory function of the Company (including disciplinary matters) shall be closed to all persons other than members of the Board and officers, staff, counsel or other advisors whose participation is necessary or appropriate to the proper discharge of such regulatory functions and any representatives of the Commission. In no event shall members of the Board of Directors of Direct Edge, Inc., Direct Edge Holdings LLC or BATS Global Markets, Inc. who are not also members of the Board, or any officers, staff, counsel or advisors of Direct Edge, Inc., Direct Edge Holdings LLC or BATS Global Markets, Inc. who are not also officers, staff, counsel or advisors of the Company (or any committees of the Board), be allowed to participate in any meetings of the Board (or any committee of the Board) pertaining to the self-regulatory function of the Company (including disciplinary matters).

Section 3. Books and Records; Confidentiality of Information and Records Relating to SRO Function

The books and records of the Company shall be maintained at a location within the United States. All books and records of the Company reflecting confidential information pertaining to the self-regulatory function of the Company (including but not limited to disciplinary matters, trading data, trading practices, and audit information) shall be retained in confidence by the Company and its personnel and will not be used by the Company for any non-regulatory purposes and shall not be made available to any person (including, without limitation, any Exchange Member) other than to personnel of the Commission, and those personnel of the Company, members of committees of the Board, members of the Board, hearing officers and other agents of the Company to the extent necessary or appropriate to properly discharge the self-regulatory responsibilities of the Company.

Section 4. Dividends

Subject to any provisions of any applicable statute, other provisions of these Bylaws or the Certificate of Incorporation, dividends may be declared upon the capital stock of the Company by, and in the absolute discretion of, the Board; and any such dividends may be paid in cash, property or shares of stock of the Company, as determined by the Board, and shall be declared and paid on such dates and in such amounts as are determined by the Board.

Section 5. Reserves

Before payment of any dividends, there may be set aside out of any funds of the Company available for dividends such sum or sums as the Board from time to time, in its absolute discretion, determines to be proper as a reserve or reserves to meet contingencies, or for equalizing dividends, or for repairing or maintaining any property of the Company, or for such other purpose as the Board shall determine to be conducive to the interests of the Company, and the Board may modify or abolish any such reserve in the manner in which it was created.

Section 6. Execution of Instruments, Contracts, etc.

(a) All checks, drafts, bills of exchange, notes or other obligations or orders for the payment of money shall be signed in the name of the Company by such officer or officers or person or persons as the Board, or a duly authorized committee thereof, may from time to time designate. Except as otherwise provided by applicable law, the Board, any committee given specific authority in the premises by the Board, or any committee given authority to exercise generally the powers of the Board during intervals between meetings of the Board may authorize any officer, employee, or agent, in the name of and on behalf of the Company, to enter into or execute and deliver deeds, bonds, mortgages, contracts, and other obligations or instruments, and such authority may be general or confined to specific instances.

(b) All applications, written instruments, and papers required by any department of the United States government or by any state, county, municipal, or other governmental authority may be executed in the name of the Company by any officer of the Company, or, to the extent designated for such purpose from time to time by the Board, by an employee or agent of the Company. Such designation may contain the power to substitute, in the discretion of the person named, one or more other persons.

Section 7. Power to Vote Stock

Unless otherwise instructed by the Board, the Chief Executive Officer of the Company shall have the power and authority on behalf of the Company to attend and to vote at any meeting of stockholders, partners or equity holders of any corporation, partnership or any other entity in which the Company may hold stock, partnership or other equity interests, as the case may be, and may exercise on behalf of the Company any and all of the rights and powers incident to the ownership of such stock, partnership or other equity interest at such meeting, and shall have the power and authority to execute and deliver proxies, waivers and consents on behalf of the Company in connection with the exercise by the Company of the rights and powers incident to the ownership of such stock, partnership or other equity interest. The Board and the Chief Executive Officer may from time to time confer like powers upon any other person or persons.

Section 8. Severability

If any provision of these Bylaws, or the application of any provision of these Bylaws to any person or circumstances, is held invalid, the remainder of these Bylaws and the application of such provision to other persons or circumstances shall not be affected.

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE RESTATED CERTIFICATE OF "EDGX EXCHANGE, INC.", FILED IN THIS OFFICE ON THE THIRTY-FIRST DAY OF JANUARY, A.D. 2014, AT 11:15 O'CLOCK A.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE NEW CASTLE COUNTY RECORDER OF DEEDS.


SECRETARY OF STATE
DELAWARE
1776
1970


Jeffrey W. Bullock, Secretary of State

4662896 8100

140116697

AUTHENTICATION: 1101676

DATE: 01-31-14

You may verify this certificate online at corp.delaware.gov/authver.shtml

State of Delaware
Secretary of State
Division of Corporations
Delivered 11:15 AM 01/31/2014
FILED 11:15 AM 01/31/2014
SRV 140116697 - 4662896 FILE

RESTATED CERTIFICATE OF INCORPORATION

OF

EDGX EXCHANGE, INC.

EDGX Exchange, Inc., a corporation organized and existing under and by virtue of the provisions of the Delaware General Corporation Law ("General Corporation Law"):

DOES HEREBY CERTIFY:

That the name of this corporation is EDGX Exchange, Inc., and that this corporation was originally incorporated pursuant to the General Corporation Law on March 9, 2009 under the name EDGX Exchange, Inc.

That the Board of Directors duly adopted resolutions pursuant to Sections 242 and 245 of the General Corporation Law proposing to amend and restate the Certificate of Incorporation of this corporation, declaring said amendment and restatement to be advisable and in the best interests of this corporation and its stockholders, and authorizing the appropriate officers of this corporation to solicit the consent of the stockholders therefore, which resolution setting forth the proposed amendment and restatement is as follows:

FIRST: The name of the corporation is EDGX Exchange, Inc.

SECOND: The registered office of the corporation in the State of Delaware is 1209 Orange Street, Wilmington, County of New Castle, Delaware 19801, and the name of its registered agent at that address is The Corporation Trust Company.

THIRD: The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

FOURTH: The total number of shares of stock which the corporation shall have authority to issue is One Thousand (1,000), $0.01 par value per share. All such stock shall be classified as Common Stock.

* * *

The undersigned executed this Restated Certificate of Incorporation as of January 31, 2014.

EDGX Exchange, Inc.

/s/ William O'Brien
Name: William O'Brien
Title: Chief Executive Officer

THIRD AMENDED AND RESTATED
BYLAWS OF EDGX EXCHANGE, INC.
(a Delaware corporation)

ARTICLE I

Definitions

When used in these Bylaws, unless the context otherwise requires, the terms set forth below shall have the following meanings:

(a) "Act" means the Securities Exchange Act of 1934, as amended.

(b) An "affiliate" of, or person "affiliated" with a specific person, is a person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the person specified.

(c) "Board" or "Board of Directors" means the Board of Directors of the Company.

(d) "broker" shall have the same meaning as in Section 3(a)(4) of the Act.

(e)"Commission" means the Securities and Exchange Commission.

(f) "Company" means EDGX Exchange, Inc., a Delaware corporation.

(g) "day" means calendar day.

(h) "dealer" shall have the same meaning as in Section 3(a)(5) of the Act.

(i) "Director" means the persons elected or appointed to the Board of Directors from time to time in accordance with the Certificate of Incorporation and these Bylaws.

(j) "Exchange" means the national securities exchange operated by the Company.

(k) "Exchange Member" means any registered broker or dealer that has been admitted to membership in the national securities exchange operated by the Company. An Exchange Member is not a stockholder of the Company by reason of being an Exchange Member. An Exchange Member will have the status of a "member" of the Exchange as that term is defined in Section 3(a)(3) of the Act.

(l) "Executive Representative" means the person identified to the Company by an Exchange Member as the individual authorized to represent, vote and act on behalf of the Exchange Member. An Exchange Member may change its Executive Representative or appoint a substitute for its Executive Representative upon giving notice thereof to the Secretary of the Company via electronic process or such other process as the Company may prescribe. An Executive Representative of an Exchange Member or a substitute shall be a member of senior management of the Exchange Member.

(m) "Independent Director" means a Director who has no material relationship with the Company or any affiliate of the Company, or any Exchange Member or any affiliate of any such Exchange Member; *provided,* however, that an individual who otherwise qualifies as an Independent Director shall not be disqualified from serving in such capacity solely because such Director is a Director of the Company or its stockholder.

(n) "Independent member" means a member of any committee who has no material relationship with the Company or any affiliate of the Company, or any Exchange Member or any affiliate of any such Exchange Member, other than as a committee member. The term Independent member may but is not required to refer to an Independent Director who serves on a committee.

(o) "Industry Director" means a Director who (i) is or has served in the prior three years as an officer, director, or employee of a broker or dealer, excluding an outside director or a director not engaged in the day-to-day management of a broker or dealer; (ii) is an officer, director (excluding an outside director), or employee of an entity that owns more than ten percent of the equity of a broker or dealer, and the broker or dealer accounts for more than five percent of the gross revenues received by the consolidated entity; (iii) owns more than five percent of the equity securities of any broker or dealer, whose investments in brokers or dealers exceed ten percent of his or her net worth, or whose ownership interest otherwise permits him or her to be engaged in the day-to-day management of a broker or dealer; (iv) provides professional services to brokers or dealers, and such services constitute 20 percent or more of the professional revenues received by the Director or 20 percent or more of the gross revenues received by the Director's firm or partnership; (v) provides professional services to a director, officer, or employee of a broker, dealer, or corporation that owns 50 percent or more of the voting stock of a broker or dealer, and such services relate to the director's, officer's, or employee's professional capacity and constitute 20 percent or more of the professional revenues received by the Director or member or 20 percent or more of the gross revenues received by the Director's or member's firm or partnership; or (vi) has a consulting or employment relationship with or provides professional services to the Company or any affiliate thereof or has had any such relationship or provided any such services at any time within the prior three years.

(p) "Industry member" means a member of any committee or hearing panel who (i) is or has served in the prior three years as an officer, director, or employee of a broker or dealer, excluding an outside director or a director not engaged in the day-to-day management of a broker or dealer; (ii) is an officer, director (excluding an outside director), or employee of an entity that owns more than ten percent of the equity of a broker or dealer, and the broker or dealer accounts for more than five percent of the gross revenues received by the consolidated entity; (iii) owns more than five percent of the equity securities of any broker or dealer, whose investments in brokers or dealers exceed ten percent of his or her net worth, or whose ownership interest otherwise permits him or her to be engaged in the day-to-day management of a broker or dealer; (iv) provides professional services to brokers or dealers, and such services constitute 20 percent or more of the professional revenues received by the Director or 20 percent or more of the gross revenues received by the Director's firm or partnership; (v) provides professional services to a director, officer, or employee of a broker, dealer, or corporation that owns 50 percent or more of the voting stock of a broker or dealer, and such services relate to the director's, officer's, or employee's professional capacity and constitute 20 percent or more of the professional revenues received by the Director or member or 20 percent or more of the gross revenues received by the Director's or member's firm or partnership; or (vi) has a consulting or employment relationship with or provides professional services to the Company or any affiliate thereof or has had any such relationship or provided any such services at any time within the prior three years.

(q) "List of Candidates" means the list of nominees for Member Representative Director positions as nominated by the Member Nominating Committee and amended by petitions filed by Exchange Members. The List of Candidates is submitted to Exchange Members for the final selection of nominees to be elected by stockholders to serve as Member Representative Directors.

(r) "Member Nominating Committee" means the Member Nominating Committee elected pursuant to these Bylaws.

(s) "Member Representative Director" means a Director who has been appointed as such to the initial Board of Directors pursuant to Article III, Section 4(g) of these Bylaws, or elected by stockholders after having been nominated by the Member Nominating Committee or by an Exchange Member pursuant to these Bylaws and confirmed as the nominee of Exchange Members after majority vote of Exchange Members, if applicable. A Member Representative Director must be an officer, director, employee, or agent of an Exchange Member that is not a Stockholder Exchange Member.

(t) "Member Representative member" means a member of any committee or hearing panel who is an officer, director, employee or agent of an Exchange Member that is not a Stockholder Exchange Member.

(u) "Nominating Committee" means the Nominating Committee elected pursuant to these Bylaws.

(v) "Non-Industry Director" means a Director who is (i) an Independent Director; or (ii) any other individual who would not be an Industry Director.

(w) "Non-Industry member" means a member of any committee who is (i) an Independent member; or (ii) any other individual who would not be an Industry member.

(x) "person" shall mean a natural person, partnership, corporation, limited liability company, entity, government, or political subdivision, agency or instrumentality of a government.

(y) "person associated with an Exchange Member" or "associated person of an Exchange

Member" means any partner, officer, or director of an Exchange member (or person occupying a similar status or performing similar functions), any person directly or indirectly controlling, controlled by, or under common control with, such Exchange member, or any employee of such Exchange member, except that any person associated with an Exchange member whose functions are solely clerical or ministerial shall not be included in the meaning of such term for purposes of these Bylaws.

(z) "Record Date" means a date at least thirty-five (35) days before the date announced as the date for the annual meeting of stockholders and set as the last date on which Exchange Members may petition to add to the List of Candidates and used to determine whether Exchange Members are entitled to vote on the final List of Candidates.

(aa) "registered broker or dealer" means any registered broker or dealer, as defined in Section 3(a)(48) of the Act, that is registered with the Commission under the Act.

(bb) "Rules" or "Exchange Rules" shall have the same meaning as set forth in Section 3(a)(27) of the Act.

(cc) "stockholder" means any person who maintains a direct ownership interest in the Company. The sole stockholder of the Company shall be Direct Edge, Inc.

(dd) "Stockholder Exchange Member" means an Exchange Member that also maintains, directly or indirectly, an ownership interest in the Company.

(ee) "statutory disqualification" shall have the same meaning as in Section 3(a)(39) of the Act.

ARTICLE II

Office and Agent

Section 1. Principal Business Office

The principal business office of the Company shall be located at 545 Washington Boulevard, 6th fl., Jersey City, New Jersey 07310, or such other location as may hereafter be determined by the Board of Directors. The Company may have such other office or offices as the Board of Directors may from time to time designate or as the purposes of the Company may require from time to time.

Section 2. Registered Office

The address of the registered office of the Company in the State of Delaware is c/o The Corporation Trust Company, Corporation Trust Center, 1209 Orange Street, Wilmington, County of New Castle, Delaware 19801.

Section 3. Registered Agent

The name and address of the registered agent of the Company for service of process on the Company in the State of Delaware is The Corporation Trust Company, Corporation Trust Center, 1209 Orange Street, Wilmington, County of New Castle, Delaware 19801.

ARTICLE III

Board of Directors

Section 1. Powers

(a) The business and affairs of the Company shall be managed by its Board, except to the extent that the authority, powers and duties of such management shall be delegated to a committee or committees of the Board pursuant to these Bylaws or the Rules. The Board of Directors shall have the power to do any and all acts necessary, convenient or incidental to or for the furtherance of the purposes described herein, including all powers, statutory or otherwise. To the fullest extent permitted by applicable law and these Bylaws the Board may delegate any of its powers to a committee appointed pursuant to Article V or to any officer, employee or agent of the Company.

(b) The Board shall have the power to adopt, amend or repeal the Rules in accordance with Article X, Section 1.

(c) The Board may adopt such rules, regulations and requirements for the conduct of the business and management of the Company, not inconsistent with law, the Certificate of Incorporation or these Bylaws, as the Board may deem proper. A Director shall, in the performance of such Director's duties, be fully protected, to the fullest extent permitted by law, in relying in good faith upon the books of account or reports made to the Company by any of its officers, by an independent certified public accountant, by an appraiser selected with reasonable care by the Board or any committee of the Board or by any agent of the Company, or in relying in good faith upon other records of the Company.

(d) In connection with managing the business and affairs of the Company, the Board shall consider applicable requirements for registration as a national securities exchange under Section 6(b) of the Act, including, without limitation, the requirements that (a) the Rules shall be designed to protect investors and the public interest and (b) the Exchange shall be so organized and have the capacity to carry out the purposes of the Act and to enforce compliance by its "members," as that term is defined in Section 3 of the Act (such statutory members being referred to in these Bylaws as "Exchange Members") and persons associated with Exchange Members, with the provisions of the Act, the rules and regulations under the Act, and the Rules of the Exchange.

(e) In light of the unique nature of the Company and its operations and in light of the Company's status as a self-regulatory organization, the Board, when evaluating any proposal, shall, to the fullest extent permitted by applicable law, take into account all factors that the Board deems relevant, including, without limitation, to the extent deemed relevant: (i) the potential impact thereof on the integrity, continuity and stability of the national securities exchange operated by the Company and the other operations of the Company, on the ability to prevent fraudulent and manipulative acts and practices and on investors and the public, and (ii) whether such would promote just and equitable principles of trade, foster cooperation and coordination with persons engaged in regulating, clearing, settling, processing information with respect to and facilitating transactions in securities or assist in the removal of impediments to or perfection of the mechanisms for a free and open market and a national market system.

Section 2. Composition of the Board

(a) The Board of Directors shall consist of four (4) or more Directors, the number thereof to be determined from time to time by resolution of the Board of Directors, subject to the compositional requirements of the Board set forth in Article III, Section 2(b).

(b) At all times the Board of Directors shall consist of one (1) Director who is the Chief Executive Officer of the Company and who shall be considered to be an Industry Director, and sufficient numbers of Non-Industry (including Independent), Industry and Member Representative Directors to meet the following composition requirements:

(i) the number of Non-Industry Directors, including at least one Independent Director, shall equal or exceed the sum of the number of Industry Directors and Member Representative Directors elected pursuant to Article III, Section 4; and

(ii) the number of Member Representative Directors shall be at least twenty (20) percent of the Board.

(c) The Secretary shall collect from each nominee for Director such information as is reasonably necessary to serve as the basis for a determination of the nominee's classification as a Member Representative, Non-Industry, or Independent Director, if applicable, and the Secretary shall certify to the Nominating Committee or the Member Nominating Committee each nominee's classification, if applicable. Directors shall update the information submitted under this subsection at least annually and upon request of the Secretary, and shall report immediately to the Secretary any change in such information.

(d) A Director may not be subject to a statutory disqualification.

Section 3. Terms of Office; Classes

(a) The Board term of the Chief Executive Officer shall expire when such individual ceases to be Chief Executive Officer of the Company.

(b) Each of the Non-Industry and Industry Directors (excluding the Chief Executive Officer, but including Member Representative Directors) shall be divided into three (3) classes, designated Class I, Class II and Class III, which shall be as nearly equal in number and classification as the total number of such Directors then serving on the Board permits. Directors other than the Chief Executive Officer shall serve staggered three-year terms, with the term of office of one class expiring each year. A Director may serve for any number of terms, consecutive or otherwise. In order to commence such staggered three-year terms, Directors in Class I shall hold office until the second annual election of the Board of Directors, Directors in Class II shall initially hold office until the third annual election of the Board of Directors, and Directors in Class III shall initially hold office until the fourth annual election of the Board of Directors. Commencing with the second annual election of the Board of Directors, the term of office for each class of Directors elected at such time shall be three years from the date of their election. Notwithstanding the foregoing, in the case of any new Director as contemplated by Article III, Section 2(a), such Director shall be added to a class, as determined by the Board at the time of such Director's initial election or appointment, and shall have an initial term expiring at the same time as the term of the class to which such Director has been added.

Section 4. Nomination and Election

(a) The Nominating Committee each year shall nominate Directors for each Director position standing for election at the annual meeting of stockholders that year, or, to the extent necessary, at a special meeting of stockholders. For positions requiring persons who qualify as Member Representative Directors, the Nominating Committee shall nominate only those persons whose names have been approved and submitted by the Member Nominating Committee, and approved by, if applicable, Exchange Members pursuant to the procedures set forth below in this Section 4.

(b) The Member Nominating Committee shall consult with the Nominating Committee, the Chairman and Chief Executive Officer, and shall solicit comments from Exchange Members for the purpose of approving and submitting names of candidates for election to the position of Member Representative Director. A Member Representative Director must be an officer, director, employee, or agent of an Exchange Member that is not a Stockholder Exchange Member.

(c) Not later than sixty (60) days prior to the date announced as the date for the annual or special meeting of stockholders, the Member Nominating Committee shall report to the Nominating Committee and the Secretary the initial nominees for Member Representative Director positions on the Board that have been approved and submitted by the Member Nominating Committee. The Secretary shall promptly notify Exchange Members of those initial nominees. Exchange Members may identify other candidates ("Petition Candidates" for purposes of this Section 4) for the Member Representative Director positions by delivering to the Secretary, at least thirty-five (35) days before the date announced as the date for the annual or special meeting of stockholders (the "Record Date" for purposes of this Section 4), a written petition, which shall designate the candidate by name and office and shall be signed by Executive Representatives of ten percent (10%) or more of the Exchange Members. An Exchange Member may endorse as many candidates as there are Member Representative Director positions to be filled. No Exchange Member, together with its affiliates, may account for more than fifty percent (50%) of the signatures endorsing a particular candidate, and any signatures of such Exchange Member, together with its affiliates, in excess of the fifty percent (50%) limitation shall be disregarded.

(d) Each petition for a Petition Candidate must include a completed questionnaire used to gather information concerning Member Representative Director candidates and must be filed with the Company (the Company shall provide the form of questionnaire upon the request of any Exchange Member).

(e) If no valid petitions from Exchange Members are received by the Record Date, the initial nominees approved and submitted by the Member Nominating Committee shall be nominated as Member Representative Directors by the Nominating Committee. If one or more valid petitions from Exchange Members are received by the Record Date, the Secretary shall include such additional nominees, along with the initial nominees nominated by the Member Nominating Committee, on a list of nominees (the "List of Candidates"). Upon completion, the List of Candidates shall be sent by the Secretary to all Exchange Members that were Exchange Members on the Record Date, by any means, including electronic transmission, to confirm the nominees for the Member Representative Director positions. The List of Candidates shall be accompanied by a notice regarding the time and date of an election to be held at least twenty (20) days prior to the annual or special stockholders' meeting to confirm the Exchange Members' selections of nominees for Member Representative Directors.

(f) With respect to the election held to determine the final nomination of Member Representative Directors, each Exchange Member shall have the right to cast one (1) vote for each available Member Representative Director nomination; *provided*, however, that any such vote must be cast for a person on the List of Candidates, and that no Exchange Member, together with its affiliates, may account for more than twenty percent (20%) of the votes cast for a candidate, and any votes cast by such Exchange Member, together with its affiliates, in excess of such twenty percent (20%) limitation shall be disregarded. The votes shall be cast by written ballot, electronic transmission or any other means as set forth in a notice to the Exchange Members sent by the Company prior to such election. Only votes received prior to 5:00 p.m. Eastern Time on the date of the election shall count for the nomination of a Member Representative Director. The persons on the List of Candidates who receive the most votes shall be selected as the nominees for the Member Representative Director positions to be elected by stockholders.

Section 5. Chairman of the Board

The Chief Executive Officer shall be the Chairman of the Board ("Chairman"). The Chairman shall preside at all meetings of the Board at which the Chairman is present; *provided*, however, that he or she shall not participate in executive sessions of the Board. The Chairman shall exercise such other powers and perform such other duties as may be assigned to the Chairman from time to time by the Board. The Board of Directors shall designate a Lead Director from among the Board's Independent Directors to preside over executive sessions of the Board. The Board shall publicly disclose the identity of the Lead Director and the means by which interested parties may communicate with the Lead Director.

Section 6. Vacancies

(a) Whenever any Director position, other than a Member Representative Director position, becomes vacant prior to the election of a successor at the end of such Director's term, whether because of death, disability, disqualification, removal or resignation, and whenever any newly-created Director position, other than a Member Representative Director position, becomes available because of an increase in the number of Directors, the Nominating Committee shall nominate, and stockholders shall elect, a person satisfying the classification (Industry, Non-Industry, or Independent Director), if applicable, for the directorship to fill such vacancy until the expiration of the remaining term or to fill such newly-created Director position until the expiration of such position's designated term; *provided,* however, that if the remaining term of office of a Director at the time of such Director's vacancy is not more than six (6) months, during the period of vacancy the Board shall not be deemed to be in violation of Article III, Section 2(b) by virtue of such vacancy.

(b) Whenever any Member Representative Director position becomes vacant prior to the election of a successor at the end of such Member Representative Director's term, whether because of death, disability, disqualification, removal, or resignation, and whenever any newly-created Member Representative Director position becomes available because of an increase in the number of Directors, then the stockholders shall follow the procedures set forth in this Section 6(b). In such event, the Member Nominating Committee shall either (i) recommend an individual to the stockholders to be elected to fill such vacancy or (ii) provide a list of recommended individuals to the stockholders from which the stockholders shall elect the individual to fill such vacancy. A Member Representative Director elected pursuant to this Section 6(b) shall serve until the expiration of the remaining term or until the expiration of such position's designated term; *provided,* however, that if the remaining term of office of a Member Representative Director at the time of such Director's vacancy is not more than six (6) months, during the period of vacancy the Board shall not be deemed to be in violation of Article III, Section 2(b) by virtue of such vacancy.

Section 7. Removal and Resignation

(a) Except as hereinafter provided, any Director may be removed or expelled with or without cause by majority vote of stockholders, and may be removed by the Board of Directors in the manner provided by Article III, Section 7(b) below; *provided*, however, that any Member Representative Director may only be removed for cause, which shall include, without limitation, such Director being subject to a statutory disqualification.

(b) A Director shall be removed immediately upon a determination by the Board, by a majority vote of the remaining Directors, (a) that the Director no longer satisfies the classification for which the Director was elected; and (b) that the Director's continued service as such would violate the compositional requirements of the Board set forth in Article III, Section 2(b).

(c) Any Director may resign at any time either upon notice of resignation to the Chairman of the Board, the President or the Secretary. Any such resignation shall take effect at the time specified therein or, if the time is not specified, upon receipt thereof, and the acceptance of such resignation, unless required by the terms thereof, shall not be necessary to make such resignation effective.

Section 8. Place of Meetings; Mode

Any meeting of the Board may be held at such place, within or without the State of Delaware, as shall be designated in the notice of such meeting, but if no such designation is made, then the meeting will be held at the principal business office of the Company. Members of the Board or any committee of the Board may participate in a meeting of the Board or committee by conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and such participation in a meeting shall constitute presence in person at the meeting.

Section 9. Regular Meetings

Regular meetings of the Board may be held, with or without notice, at such time or place as may from time to time be specified in a resolution adopted by the Board.

Section 10. Special Meetings

(a) Special meetings of the Board may be called on a minimum of two (2) days' notice to each Director by the Chairman or the President, and shall be called by the Secretary upon the written request of three (3) Directors then in office.

(b) The person or persons calling a special meeting of the Board shall fix the time and place at which the meeting shall be held, and such time and place shall be specified in the notice of such meeting. Notice of any special meeting shall be given to each Director at his or her business address or such other address as he or she may have advised the Secretary to use for such purpose. If delivered, notice shall be deemed to be given when delivered to such address or to the Director to be notified. If mailed, such notice shall be deemed to be given five (5) business days after deposit in the United States mail, postage prepaid, of a letter addressed to the appropriate location. Notice may also be given by telephone, electronic transmission or other means not specified in this section, and in each such case shall be deemed to be given when actually received by the Director to be notified.

Section 11. Exchange Member Meetings

The Company shall not be required to hold meetings of the Exchange Members.

Section 12. Voting, Quorum and Action by the Board

Each Director shall be entitled to one (1) vote. At all meetings of the Board, the presence of a majority of the number of Directors then in office shall constitute a quorum for the transaction of business. If a quorum shall not be present at any meeting of the Board, the Directors present at such meeting may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present. The act of a majority of the Directors present at any meeting at which there is a quorum shall be the act of the Board except as may be otherwise specifically provided by statute, the Certificate of Incorporation, or these Bylaws.

Section 13. Presumption of Assent

A Director of the Company who is present at a duly convened meeting of the Board or of a committee of the Board at which action on any corporate matter is taken shall be conclusively presumed to have assented to the action taken unless his or her dissent or election to abstain shall be entered in the minutes of the meeting or unless he or she shall file his or her written dissent or election to abstain to such action with the person acting as the secretary of the meeting before the adjournment of the meeting or shall forward such dissent or election to abstain by registered or certified mail to the Secretary of the Company immediately after the adjournment of the meeting. Such right to dissent or abstain shall not apply to a Director who voted in favor of such action.

Section 14. Action in Lieu of Meeting

Unless otherwise restricted by statute, the Certificate of Incorporation or these Bylaws, any action required or permitted to be taken at any meeting of the Board or any committee thereof may be taken without a meeting if all members of the Board or committee, as the case may be, consent thereto in writing or by electronic transmission, and such writing(s) or electronic transmission(s) are filed with the minutes of proceedings of the Board or the committee.

Section 15. Waiver of Notice

(a) Whenever notice is required to be given by law, the Certificate of Incorporation or these Bylaws, a waiver thereof by the person or persons entitled to such notice, whether before or after the time stated therein, shall be deemed equivalent to notice. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the Board, or members of a committee, need be specified in any waiver of notice.

(b) Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened.

Section 16. Compensation of Board and Committee Members

The Board may provide for reasonable compensation of the Chairman, the Directors and the members of committees. The Board may also provide for reimbursement of reasonable expenses incurred by such persons in connection with the business of the Company.

Section 17. Interpretation of Bylaws

The Board shall have the power to interpret these Bylaws and any interpretation made by it shall be final and conclusive.

Section 18. Conflicts of Interest; Contracts and Transactions Involving Directors

(a) A Director or a member of any committee may not participate in the consideration or decision of any matter relating to a particular Exchange Member, company, or individual if such Director or committee member has a material interest in, or a professional, business, or personal relationship with, that Exchange Member, company, or individual, or if such participation shall create an appearance of impropriety. In any such case, the Director or committee member shall recuse himself or herself or shall be disqualified. If a member of the Board or any committee is recused from consideration of a matter, any decision on the matter shall be by a vote of a majority of the remaining members of the Board or applicable committee.

(b) No contract or transaction between the Company and one or more of its Directors or officers, or between the Company and any other corporation, partnership, association or other organization in which one or more of its Directors or officers are directors or officers, or have a financial interest, shall be void or voidable solely for this reason if: (i) the material facts pertaining to such Director's or officer's relationship or interest and the contract or transaction are disclosed or are known to the Board or the committee, and the Board or committee in good faith authorizes the contract or transaction by the affirmative vote of a majority of the disinterested Directors, even though the disinterested Directors be less than a quorum; or (ii) the material facts are disclosed or become known to the Board or committee after the contract or transaction is entered into, and the Board or committee in good faith ratifies the contract or transaction by the affirmative vote of a majority of the disinterested Directors, even though the disinterested Directors be less than a quorum.

ARTICLE IV

Stockholders

Section 1. Annual Meeting; Election of Directors and Other Matters

(a) The annual meeting of the stockholders shall be held at such place and time as determined by the Board for the purpose of electing Directors and members of the Nominating Committee and Member Nominating Committee, and for conducting such other business as may properly come before the meeting. Written notice of the annual meeting stating the place, date and hour of the meeting shall be given to each stockholder entitled to vote at such meeting not less than ten (10) nor more than sixty (60) days before the date of the meeting.

(b) The first annual meeting of the stockholders shall be held prior to the Company's commencement of operations as an Exchange.

Section 2. Special Meetings

Special meetings of the stockholders, for any purpose or purposes, may be called by the Chairman, the Board or the President, and shall be called by the Secretary at the request in writing of stockholders owning not less than a majority of the then issued and outstanding capital stock of the Company entitled to vote. Written notice of a special meeting stating the place, date and hour of the meeting and the purpose or purposes for which the meeting is called, shall be given to each stockholder entitled to vote at such meeting not less than ten (10) nor more than sixty (60) days before the date of the meeting. Business transacted at any special meeting of stockholders shall be limited to the purpose(s) stated in the notice of the meeting.

Section 3. List of Stockholders

The Secretary of the Company, or such other person designated by the Secretary or the Board, shall have charge of the stock ledger of the Company and shall prepare and make, at least ten (10) days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting, arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, during ordinary business hours, for a period of at least ten (10) days prior to the meeting, either at a place within the city where the meeting is to be held, which place shall be specified in the notice of the meeting, or, if not so specified, at the place where the meeting is to be held. The list shall also be produced and kept at the time and place of the meeting during the whole time of the meeting, and may be inspected by any stockholder who is present.

Section 4. Quorum and Vote Required for Action

(a) The holders of a majority of the capital stock issued and outstanding and entitled to vote thereat, present in person or represented by proxy, shall constitute a quorum at all meetings of the stockholders for the transaction of business except as otherwise provided by statute, the Certificate of Incorporation or these Bylaws. If, however, such quorum shall not be present or represented at any meeting of the stockholders, the stockholders entitled to vote thereat, present in person or represented by proxy, shall have power to adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present or represented. At such adjourned meeting at which a quorum shall be present or represented, any business may be transacted which might have been transacted at the meeting as originally notified. If the adjournment is for more than thirty (30) days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting.

(b) When a quorum is present at any meeting, the vote of the holders of a majority of the capital stock having voting power present in person or represented by proxy shall decide any question brought before such meeting, unless the question is one upon which by express provision of statute or of the Certificate of Incorporation, a different vote is required, in which case such express provision shall govern and control the decision of such question.

Section 5. Voting of Shares; Proxies

Unless otherwise provided in the Certificate of Incorporation or these Bylaws, each stockholder of the Company shall at every meeting of the stockholders be entitled to one (1) vote in person or by proxy for each share of the capital stock having voting power held by such stockholder, but no proxy shall be voted on after three (3) years from its date, unless the proxy provides for a longer period. Any such proxy shall be in writing and shall be filed with the Secretary of the Company before or at the time of the meeting.

Section 6. Action in Lieu of Meeting

As set forth in the Certificate of Incorporation of the Company, any action upon which a vote of stockholders is required or permitted, may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, shall be signed by the holders of outstanding capital stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted and shall be delivered to the Company in the manner required by law, *provided* that the matter to be acted upon by such written consent previously has been directed by the Board to be submitted to the stockholders for their action by written consent. Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not so consented in writing.

Section 7. Assignment

The stockholder may not transfer or assign, in whole or in part, its ownership interest(s) in the Company.

ARTICLE V

Committees of the Board

Section 1. Number of Committees

The committees of the Board shall consist of a Compensation Committee, an Audit Committee, a Regulatory Oversight Committee, an Appeals Committee, and such other committees as may be from time to time established by the Board. Committees shall have such authority as is vested in them by these Bylaws or the Rules, or as is delegated to them by the Board. All committees are subject to the control and supervision of the Board.

Section 2. Appointment and Removal; Vacancies; Term

(a) The Chairman, with the approval of the Board, shall appoint, consistent with these Bylaws, the members of all committees of the Board, as well as the chair of each committee, and the Chairman may, at any time, with or without cause, remove any member of a committee so appointed, with the approval of the Board. Each committee shall be comprised of at least three (3) people and may include persons who are not members of the Board; *provided*, however, that such committee members who are not also members of the Board shall only participate in committee actions to the extent permitted by law. In appointing members to committees of the Board, the Chairman is responsible for determining that any such committee meets the composition requirements set forth in this Article V.

(b) Upon request of the Secretary, each prospective committee member who is not a Director shall provide to the Secretary such information as is reasonably necessary to serve as the basis for a determination of the prospective committee member's classification as an Industry, Non-Industry, or Independent member. The Secretary shall certify to the Board each prospective committee member's classification. Such committee members shall update the information submitted under this subsection at least annually and upon request of the Secretary, and shall report immediately to the Secretary any change in such information.

(c) The term of office of a committee member shall terminate immediately upon a determination by the Board, by a majority vote of the Directors, (i) that the committee member no longer satisfies the classification for which the committee member was selected; and (ii) that the committee member's continued service as such would violate the compositional requirements of such committee set forth in this Article V.

(d) Any vacancy occurring in a committee shall be filled by the Chairman for the remainder of the term, with the approval of the Board.

(e) Except as otherwise provided by the Bylaws, members of a committee shall hold office for a one-year period.

Section 3. Powers and Duties of Committees

To the extent provided in the resolution of the Board, any committee that consists solely of one or more Directors shall have and may exercise all the powers and authority of the Board in the management of the business and affairs of the Company.

Section 4. Conduct of Proceedings

Except as otherwise provided in these Bylaws or by the Board, each committee may adopt its own rules of procedure and may meet at stated times or on such notice as such committee may determine. Each committee shall keep regular minutes of its meetings and report the same to the Board when required.

Section 5. Voting, Quorum and Action by Committees

Each committee member shall be entitled to one (1) vote. Unless otherwise required by the Bylaws, the presence of a majority of the number of committee members serving on a committee shall constitute a quorum for the transaction of business of such committee. If a quorum shall not be present at any meeting of a committee, the committee members present at such meeting may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present. The act of a majority of the committee members present at any meeting at which there is a quorum shall be the act of such committee except as may be otherwise specifically provided by statute or these Bylaws.

Section 6. Specified Committees

(a) The Chairman, with the approval of the Board, shall appoint a Compensation Committee. The Compensation Committee shall consider and recommend compensation policies, programs, and practices for officers and other employees of the Company. Each voting member of the Compensation Committee shall be a Non-Industry Director.

(b) The Chairman, with the approval of the Board, shall appoint an Audit Committee consisting of Directors. A majority of the Audit Committee members shall be Non-Industry Directors. A Non-Industry Director shall serve as Chairman of the Audit Committee. The Audit Committee shall perform the following primary functions, as well as such other functions as may be specified in the charter of the Audit Committee: (A) provide oversight over the Company's financial reporting process and the financial information that is provided to stockholders and others; (B) provide oversight over the systems of internal controls established by management and the Board and the Company's legal and compliance process; (C) select, evaluate and, where appropriate, replace the Company's independent auditors (or nominate the independent auditors to be proposed for ratification by stockholders); and (D) direct and oversee all the activities of the Company's internal audit function, including but not limited to management's responsiveness to internal audit recommendations. The Audit Committee shall have exclusive authority to: (A) hire or terminate the head of the Company's Internal Audit Department; (B) determine the compensation of the head of the Internal Audit Department; and (C) determine the budget for the Internal Audit Department. The Internal Audit Department and its head shall report directly to the Audit Committee. The Audit Committee may, in its discretion, direct that the Internal Audit Department also report to senior management of the Company on matters the Audit Committee deems appropriate and may request that senior management of the Company perform such operational oversight as necessary and proper, consistent with preservation of the independence of the internal audit function.

(c) The Chairman, with the approval of the Board, shall appoint a Regulatory Oversight Committee. The Regulatory Oversight Committee shall oversee the adequacy and effectiveness of the Exchange's regulatory and self-regulatory organization responsibilities, including those responsibilities with regard to each of its facilities, as defined in Section 3(a)(2) of the Act, assess Exchange's regulatory performance, assist the Board and committees of the Board in reviewing the regulatory plan and the overall effectiveness of Exchange's regulatory functions and, in consultation with the Chief Executive Officer of the Company, establish the goals, assess the performance, and fix the compensation of the Chief Regulatory Officer of the Company. Each member of the Regulatory Oversight Committee shall be a Non-Industry Director.

(d) The Chairman, with the approval of the Board, shall appoint an Appeals Committee. The Appeals Committee shall preside over all appeals related to disciplinary and adverse action determinations in accordance with the Exchange Rules. The Appeals Committee shall consist of one Independent Director, one Industry Director, and one Member Representative Director. If the Independent Director recuses himself or herself from an appeal, due to a conflict of interest or otherwise, such Independent Director may be replaced by a Non-Industry Director for purposes of the applicable appeal if there is no other Independent Director able to serve as the replacement.

(e) The Chairman, with the approval of the Board, may appoint an Executive Committee, which shall, to the fullest extent permitted by Delaware law and other applicable law, have and be permitted to exercise all the powers and authority of the Board in the management of the business and affairs of the Company between meetings of the Board. The number of Non-Industry Directors on the Executive Committee shall equal or exceed the number of Industry Directors on the Executive Committee. The percentage of Independent Directors on the Executive Committee shall be at least as great as the percentage of Independent Directors on the whole Board, and the percentage of Member Representative Directors on the Executive Committee shall be at least as great as the percentage of Member Representative Directors on the whole Board.

(f) The Chairman, with the approval of the Board, may appoint a Finance Committee. The Finance Committee shall advise the Board with respect to the oversight of the financial operations and conditions of the Company, including recommendations for Company's annual operating and capital budgets.

ARTICLE VI

Nominating Committees

Section 1. Election of Nominating Committee and Member Nominating Committee

The Nominating Committee and the Member Nominating Committee shall each be elected on an annual basis by a vote of the stockholders. The stockholder shall appoint the initial Nominating Committee and Member Nominating Committee consistent with the compositional requirements of this Article VI. In each subsequent year, each of the Nominating Committee and Member Nominating Committee, after completion of its respective duties for nominating Directors for election to the Board for that year, shall nominate candidates to serve on the succeeding year's Nominating Committee or Member Nominating Committee, as applicable, such candidates to be voted on by stockholders at the annual meeting of stockholders. Additional candidates for the Member Nominating Committee may be nominated and elected pursuant to the same process as provided for in Article III, Section 4.

Section 2. Nominating Committee

The Nominating Committee shall nominate candidates for election to the Board at the annual stockholder meeting and all other vacant or new Director positions on the Board. The Nominating Committee, in making such nominations, is responsible for ensuring that candidates meet the compositional requirements of Article III, Section 2(b). The number of Non-Industry members on the Nominating Committee shall equal or exceed the number of Industry members on the Nominating Committee. A Nominating Committee member may simultaneously serve on the Nominating Committee and the Board, unless the Nominating Committee is nominating Director candidates for the Director's class, as explained in Article III, Section 3. Notwithstanding the preceding sentence, a Director may serve on the Nominating Committee in his or her final year of service on the Board. Following that year, that member may not stand for election to the Board until such time as he or she is no longer a member of the Nominating Committee.

Section 3. Member Nominating Committee

The Member Nominating Committee shall nominate candidates for each Member Representative Director position on the Board that is to be elected by Exchange Members or stockholders under the terms of these Bylaws. Each member of the Member Nominating Committee shall be a Member Representative member.

ARTICLE VII

Officers, Agents and Employees

Section 1. General

The officers of the Company shall include a Chief Executive Officer, a President, a Chief Regulatory Officer, a Secretary, a Treasurer, and such other officers as in the Board's opinion are desirable for the conduct of the business of the Company. Any two or more offices may be held by the same person, except that the offices of the President and Secretary may not be held by the same person.

Section 2. Appointment and Tenure

Each officer of the Company shall be appointed by the Board on an annual basis, and shall hold office until his or her successor is appointed and qualified or until his or her earlier death, disability, disqualification, removal or resignation. An officer may serve for any number of terms, consecutive or otherwise.

Section 3. Resignation and Removal of Officers; Vacancies

(a) Any officer may resign at any time upon notice of resignation to the Chairman and Chief Executive Officer, the President or the Secretary. Any such resignation shall take effect upon receipt of such notice or at any later time specified therein, or if the time is not specified, upon receipt thereof, and the acceptance of such resignation, unless required by the terms thereof, shall not be necessary to make such resignation effective.

(b) Any officer of the Company may be removed, with or without cause, by the Board. Such removal shall be without prejudice to the contractual rights of the affected officer, if any, with the Company.

(c) Vacancies in any office of the Company may be filled for the unexpired term by the Board.

Section 4. Compensation

The Compensation of the Chief Executive Officer shall be fixed by the Compensation

Committee. Except as otherwise provided in Article V, Section 6(c) of these Bylaws, the salaries of all other officers and agents of the Company shall be fixed by the Chief Executive Officer, in consultation with the Compensation Committee.

Section 5. Powers and Duties; Delegation

Each of the officers of the Company shall, unless otherwise ordered by the Board, have such powers and duties as customarily pertain to the respective office, and such further powers and duties as from time to time may be conferred by the Board, or by an officer delegated such authority by the Board. The Board may delegate the duties and powers of any officer of the Company to any other officer or to any Director for a specified period of time and for any reason that the Board may deem sufficient.

Section 6. Chief Executive Officer

The Chief Executive Officer shall be the Chairman of the Board and shall preside at all meetings of the Board at which the Chief Executive Officer is present; provided, however, that he or she shall not participate in executive sessions of the Board. The Chief Executive Officer shall be the chief executive officer of the Company, shall have general supervision over the business and affairs of the Company, and shall serve at the pleasure of the Board. The Chief Executive Officer shall have all powers and duties usually incident to the office of the Chief Executive Officer, except as specifically limited by a resolution of the Board. The Chief Executive Officer shall exercise such other powers and perform such other duties as may be assigned to the Chief Executive Officer from time to time by the Board.

Section 7. President

The President shall, in the absence of the Chairman and Chief Executive Officer, preside at all meetings of the Board at which the President is present. The President shall have general supervision over the operations of the Company. The President shall have all powers and duties usually incident to the office of the President, except as specifically limited by a resolution of the Board. The President shall exercise such other powers and perform such other duties as may be assigned to the President from time to time by the Board.

Section 8. Vice President

The Board shall appoint one or more Vice Presidents. In the absence or disability of the President or if the office of President becomes vacant, the Vice Presidents in the order determined by the Board, or if no such determination has been made, in the order of their seniority, shall perform the duties and exercise the powers of the President, subject to the right of the Board at any time to extend or restrict such powers and duties or to assign them to others. Any Vice President may have such additional designations in such Vice President's title as the Board may determine. The Vice Presidents shall generally assist the President in such manner as the President shall direct. Each Vice President shall exercise such other powers and perform such other duties as may be assigned to such Vice President from time to time by the Board, the Chief Executive Officer or the President. The term "Vice President" used in this Section shall include the positions of Executive Vice President, Senior Vice President, and Vice President.

Section 9. Chief Regulatory Officer

An officer of the Company with the position of Executive Vice President or Senior Vice President shall be designated as the Chief Regulatory Officer of the Company. The Chief Regulatory Officer shall have general supervision of the regulatory operations of the Company, including responsibility for overseeing the Company's surveillance, examination and enforcement functions and for administering any regulatory services agreements with another self-regulatory organization to which the Company is a party. The Chief Regulatory Officer shall meet with the Regulatory Oversight Committee of the Company in executive session at regularly scheduled meetings of such committee, and at any time upon request of the Chief Regulatory Officer or any member of the Regulatory Oversight Committee. The Chief Regulatory Officer may, but is not required to, also serve as the General Counsel of the Company.

Section 10. Secretary

The Secretary shall act as Secretary of all meetings of the Board at which the Secretary is present, shall record all the proceedings of all such meetings in a book to be kept for that purpose, shall have supervision over the giving and service of notices of the Company, and shall have supervision over the care and custody of the books and records of the Company. The Secretary shall be empowered to affix the Company's seal, if any, to documents, the execution of which on behalf of the Company under its seal is duly authorized, and when so affixed, may attest the same. The Secretary shall have all powers and duties usually incident to the office of Secretary, except as specifically limited by a resolution of the Board. The Secretary shall exercise such other powers and perform such other duties as may be assigned to the Secretary from time to time by the Board, the Chief Executive Officer or the President.

Section 11. Assistant Secretary

In the absence of the Secretary or in the event of the Secretary's inability or refusal to act, any Assistant Secretary, approved by the Board, shall exercise all powers and perform all duties of the Secretary. An Assistant Secretary shall also exercise such other powers and perform such other duties as may be assigned to such Assistant Secretary from time to time by the Board or the Secretary.

Section 12. Treasurer

The Treasurer shall have general supervision over the care and custody of the funds and over the receipts and disbursements of the Company and shall cause the funds of the Company to be deposited in the name of the Company in such banks or other depositories as the Board may designate. The Treasurer shall have supervision over the care and safekeeping of the securities of the Company. The Treasurer shall have all powers and duties usually incident to the office of Treasurer except as specifically limited by a resolution of the Board. The Treasurer shall exercise such other powers and perform such other duties as may be assigned to the Treasurer from time to time by the Board, the Chief Executive Officer or the President.

Section 13. Assistant Treasurer

In the absence of the Treasurer or in the event of the Treasurer's inability or refusal to act, any Assistant Treasurer, approved by the Board, shall exercise all powers and perform all duties of the Treasurer. An Assistant Treasurer shall also exercise such other powers and perform such other duties as may be assigned to such Assistant Treasurer from time to time by the Board or the Treasurer.

ARTICLE VIII

Indemnification

Section 1. Indemnification of Directors, Officers, Employees and Other Agents

The Company shall indemnify its Directors and executive officers to the fullest extent not prohibited by the Delaware General Corporation Law; provided, however, that the Company may limit the extent of such indemnification by individual contracts with its Directors and executive officers; and, provided, further, that the Company shall not be required to indemnify any Director or executive officer in connection with any proceeding (or part thereof) initiated by such person or any proceeding by such person against the Company or its Directors, officers, employees or other agents unless (i) such indemnification is expressly required to be made by law, (ii) the proceeding was authorized by the Board of Directors of the Company or (iii) such indemnification is provided by the Company, in its sole discretion, pursuant to the powers vested in the Company under the Delaware General Corporation Law.

(a) *Other Officers, Employees and Other Agents.* The Company shall have the power to indemnify its other officers, employees and other agents as set forth in the Delaware General Corporation Law.

(b) *Expenses.* The Company shall advance to any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was a Director or executive officer, of the Company or is or was serving at the request of the Company as a Director or executive officer of another corporation, partnership, joint venture, trust or other enterprise, prior to the final disposition of the proceeding, promptly following request therefor, all expenses incurred by any Director or executive officer in connection with such proceeding upon receipt of an undertaking by or on behalf of such person to repay said amounts if it should be determined ultimately that such person is not entitled to be indemnified under this Article VIII or otherwise.

Notwithstanding the foregoing, unless otherwise determined pursuant to paragraph (e) of this Article VIII, Section 1, no advance shall be made by the Company to an executive officer of the Company (except by reason of the fact that such executive officer is or was a Director of the Company in which event this paragraph shall not apply) in any action, suit or proceeding, whether civil, criminal, administrative or investigative, if a determination is reasonably and promptly made (i) by the Board of Directors by a majority vote of a quorum consisting of Directors who were not parties to the proceeding, or (ii) if such quorum is not obtainable, or, even if obtainable, a quorum of disinterested Directors so directs, by independent legal counsel in a written opinion, that the facts known to the decision-making party at the time such determination is made demonstrate clearly and convincingly that such person acted in bad faith or in a manner that such person did not believe to be in or not opposed to the best interests of the Company.

(c) *Enforcement.* Without the necessity of entering into an express contract, all rights to indemnification and advances to Directors and executive officers under this Article VIII shall be deemed to be contractual rights and be effective to the same extent and as if provided for in a contract between the Company and the Director or executive officer. Any right to indemnification or advances granted by this Article VIII to a Director or executive officer shall be enforceable by or on behalf of the person holding such right in the forum in which the proceeding is or was pending or, if such forum is not available or a determination is made that such forum is not convenient, in any court of competent jurisdiction if (i) the claim for indemnification or advances is denied, in whole or in part, or (ii) no disposition of such claim is made within ninety (90) days of request therefor. The claimant in such enforcement action, if successful in whole or in part, shall be entitled to be paid also the expense of prosecuting his claim. The Company shall be entitled to raise as a defense to any such action that the claimant has not met the standards of conduct that make it permissible under the Delaware General Corporation Law for the Company to indemnify the claimant for the amount claimed. Neither the failure of the Company (including its Board of Directors, independent legal counsel or its Stockholders) to have made a determination prior to the commencement of such action that indemnification of the claimant is proper in the circumstances because he has met the applicable standard of conduct set forth in the Delaware General Corporation Law, nor an actual determination by the Company (including its Board of Directors, independent legal counsel or its Stockholders) that the claimant has not met such applicable standard of conduct, shall be a defense to the action or create a presumption that claimant has not met the applicable standard of conduct.

(d) *Non Exclusivity of Rights.* To the fullest extent permitted by the Company's Certificate of Incorporation and the Delaware General Corporation Law, the rights conferred on any person by this Article VIII shall not be exclusive of any other right which such person may have or hereafter acquire under any statute, provision of the Certificate of Incorporation, Bylaws, agreement, vote of Stockholders or disinterested Directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding office. The Company is specifically authorized to enter into individual contracts with any or all of its Directors, officers, employees or agents respecting indemnification and advances, to the fullest extent permitted by the Delaware General Corporation Law and the Company's Certificate of Incorporation.

(e) *Survival of Rights.* The rights conferred on any person by this Article VIII shall continue as to a person who has ceased to be a Director or executive officer and shall inure to the benefit of the heirs, executors and administrators of such a person.

(f) *Insurance.* The Company, upon approval by the Board of Directors, may purchase insurance on behalf of any person required or permitted to be indemnified pursuant to this Article VIII.

(g) *Amendments.* Any repeal or modification of this Article VIII shall only be prospective and shall not affect the rights under this Article VIII in effect at the time of the alleged occurrence of any action or omission to act that is the cause of any proceeding against any agent of the Company.

(h) *Saving Clause.* If this Article VIII or any portion hereof shall be invalidated on any ground by any court of competent jurisdiction, then the Company shall nevertheless indemnify each Director and executive officer to the fullest extent permitted by any applicable portion of this Article VIII that shall not have been invalidated or by any other applicable law.

(i) *Certain Definitions.* For the purposes of this Article VIII, the following definitions shall apply:

(i) The term "proceeding" shall be broadly construed and shall include, without limitation, the investigation, preparation, prosecution, defense, settlement and appeal of any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, arbitrative or investigative.

(ii) The term "expenses" shall be broadly construed and shall include, without limitation, court costs, attorneys' fees, witness fees, fines, amounts paid in settlement or judgment and any other costs and expenses of any nature or kind incurred in connection with any proceeding, including expenses of establishing a right to indemnification under this Article VIII or any applicable law.

(iii) The term the "Company" shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, and employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, limited liability company, joint venture, trust or other enterprise, shall stand in the same position under the provisions of this Article VIII with respect to the resulting or surviving corporation as he would have with respect to such constituent corporation if its separate existence had continued.

(iv) References in this Article VIII to a "Director," "officer," "employee," or "agent" of the Company shall include, without limitation, situations where such person is serving at the request of the Company as a director, officer, employee, trustee or agent of another corporation, partnership, joint venture, trust or other enterprise.

Section 2. Exchange Not Liable

Except as provided in the Exchange Rules, the Company shall not be liable for any loss or damage sustained by any current or former Exchange Member growing out of the use or enjoyment by such Exchange Member of the facilities afforded by the Company (or any predecessor or successor thereof) or its subsidiaries.

ARTICLE IX

Amendments; Emergency Bylaws

Section 1. By Stockholders or Board

These Bylaws may be altered, amended or repealed, or new Bylaws may be adopted, (i) by the written consent of the stockholders of the Company, or (ii) at any regular or special meeting of the Board by a resolution adopted by the Board.

Section 2. Emergency Bylaws

The Board may adopt emergency Bylaws subject to repeal or change by action of the stockholders of the Company which shall, notwithstanding any different provision of law, the Certificate of Incorporation or these Bylaws, be operative during any emergency resulting from any nuclear or atomic disaster, an attack on the United States or on a locality in which the Company conducts its business or customarily holds meetings of the Board, any catastrophe, or other emergency condition, as a result of which a quorum of the Board or a committee thereof cannot readily be convened for action. Such emergency Bylaws may make any provision that may be practicable and necessary under the circumstances of the emergency.

Section 3. Authority to Take Action Under Extraordinary Market Conditions

The Board, or such person or persons as may be designated by the Board, in the event of extraordinary market conditions, shall have the authority to take any action regarding:

(a) the trading in or operation of the national securities exchange operated by the Company or any other organized securities markets that may be operated by the Company, the operation of any automated system owned or operated by the Company, and the participation in any such system of any or all persons or the trading therein of any or all securities; and

(b) the operation of any or all offices or systems of Exchange Members, if, in the opinion of the Board or the person or persons hereby designated, such action is necessary or appropriate for the protection of investors or the public interest or for the orderly operation of the marketplace or the system.

ARTICLE X

Exchange Authorities

Section 1. Rules

The Board, acting in accordance with the terms of these Bylaws and the Rules, shall be vested with all powers necessary for the governance of the Company as an "exchange" within the meaning of the Act. To promote and enforce just and equitable principles of trade and business, to maintain high standards of commercial honor and integrity among Exchange Members, to collaborate with governmental and other agencies in the promotion of fair practices and the elimination of fraud, and in general to carry out the purposes of the Company and of the Act, the Board is hereby authorized to adopt such rules and such amendments thereto as it may, from time to time, deem necessary or appropriate. If any such rules or amendments thereto are approved by the Commission or otherwise become effective as provided in the Act, they shall become operative Exchange Rules as of the date of Commission approval or effectiveness under the Act unless a later operative date is declared by the Company. The Board is hereby authorized, subject to the provisions of these Bylaws and the Act, to administer, enforce, interpret, issue exemptions from, suspend, or cancel any Rules adopted hereunder.

Section 2. Disciplinary Proceedings

(a) The Board is authorized to establish procedures relating to disciplinary proceedings involving Exchange Members and their associated persons.

(b) The Board is authorized to impose appropriate sanctions applicable to Exchange Members, including censure, fine, suspension, or expulsion from membership, suspension or bar from being associated with all Exchange Members, limitation of activities, functions and operations of an Exchange Member, or any other fitting sanction, and to impose appropriate sanctions applicable to persons associated with Exchange Members, including censure, fine, suspension, or barring a person associated with an Exchange Member from being associated with all Exchange Members, limitation of activities, functions and operations of a person associated with an Exchange Member or any other fitting sanction, for:

(i) a breach by an Exchange Member or a person associated with an Exchange Member of any covenant with the Company or its stockholders;

(ii) violation by an Exchange Member or a person associated with an Exchange Member of any of the terms, conditions, covenants, and provisions of the Bylaws, the Rules, or the federal securities laws, including the rules and regulations adopted thereunder;

(iii) failure by an Exchange Member or person associated with an Exchange Member to: (A) submit a dispute for arbitration as may be required by the Rules; (B) appear or produce any document in the Exchange Member's or person's possession or control as directed pursuant to the Rules; (C) comply with an award of arbitrators properly rendered, where a timely motion to vacate or modify such award has not been made pursuant to applicable law or where such a motion has been denied; or (D) comply with a written and executed settlement agreement obtained in connection with an arbitration or mediation submitted for disposition; or

(iv) failure by an Exchange Member or person associated with an Exchange Member to adhere to any ruling, order, direction, or decision of, or to pay any sanction, fine, or costs imposed by the Board or any entity to which the Board has delegated its powers.

Section 3. Membership Qualifications

(a) The Board shall have authority to adopt rules and regulations applicable to Exchange Members, applicants seeking to become Exchange Members, and persons associated with applicants or Exchange Members, establishing specified and appropriate standards with respect to the training, experience, competence, financial responsibility, operational capability, and such other qualifications as the Board finds necessary or desirable.

(b) The Board may from time to time make such changes in such rules, regulations, and standards as it deems necessary or appropriate.

(c) Uniform standards for regulatory and other access issues, such as admission to membership and conditions to becoming an Exchange market maker, shall be promulgated and applied on a consistent basis, and the Company shall institute safeguards to ensure fair and evenhanded access to all of its services and facilities.

Section 4. Fees, Dues, Assessments, and Other Charges

The Board shall have authority to fix and levy the amount of fees, dues, assessments, and other charges to be paid by Exchange Members and issuers and any other persons using any facility or system that the Company operates or controls; *provided*, however, that such fees, dues, assessments, and other charges shall be equitably allocated among Exchange Members and issuers and any other persons using any facility or system that the Company operates or controls. Any revenues received by the Company from fees derived from its regulatory function or regulatory penalties will not be used for non-regulatory purposes or distributed to the stockholder, but rather, shall be applied to fund the legal and regulatory operations of the Company (including surveillance and enforcement activities), or, as the case may be, shall be used to pay restitution and disgorgement of funds intended for customers.

ARTICLE XI

Miscellaneous Provisions

Section 1. Fiscal Year

The fiscal year of the Company shall be as determined from time to time by the Board.

Section 2. Participation in Board and Committee Meetings

All meetings of the Board (and any committees of the Board) pertaining to the self-regulatory function of the Company (including disciplinary matters) shall be closed to all persons other than members of the Board and officers, staff, counsel or other advisors whose participation is necessary or appropriate to the proper discharge of such regulatory functions and any representatives of the Commission. In no event shall members of the Board of Directors of Direct Edge, Inc., Direct Edge Holdings LLC or BATS Global Markets, Inc. who are not also members of the Board, or any officers, staff, counsel or advisors of Direct Edge, Inc., Direct Edge Holdings LLC or BATS Global Markets, Inc. who are not also officers, staff, counsel or advisors of the Company (or any committees of the Board), be allowed to participate in any meetings of the Board (or any committee of the Board) pertaining to the self-regulatory function of the Company (including disciplinary matters).

Section 3. Books and Records; Confidentiality of Information and Records Relating to SRO Function

The books and records of the Company shall be maintained at a location within the United States. All books and records of the Company reflecting confidential information pertaining to the self-regulatory function of the Company (including but not limited to disciplinary matters, trading data, trading practices, and audit information) shall be retained in confidence by the Company and its personnel and will not be used by the Company for any non-regulatory purposes and shall not be made available to any person (including, without limitation, any Exchange Member) other than to personnel of the Commission, and those personnel of the Company, members of committees of the Board, members of the Board, hearing officers and other agents of the Company to the extent necessary or appropriate to properly discharge the self-regulatory responsibilities of the Company.

Section 4. Dividends

Subject to any provisions of any applicable statute, other provisions of these Bylaws or the Certificate of Incorporation, dividends may be declared upon the capital stock of the Company by, and in the absolute discretion of, the Board; and any such dividends may be paid in cash, property or shares of stock of the Company, as determined by the Board, and shall be declared and paid on such dates and in such amounts as are determined by the Board.

Section 5. Reserves

Before payment of any dividends, there may be set aside out of any funds of the Company available for dividends such sum or sums as the Board from time to time, in its absolute discretion, determines to be proper as a reserve or reserves to meet contingencies, or for equalizing dividends, or for repairing or maintaining any property of the Company, or for such other purpose as the Board shall determine to be conducive to the interests of the Company, and the Board may modify or abolish any such reserve in the manner in which it was created.

Section 6. Execution of Instruments, Contracts, etc.

(a) All checks, drafts, bills of exchange, notes or other obligations or orders for the payment of money shall be signed in the name of the Company by such officer or officers or person or persons as the Board, or a duly authorized committee thereof, may from time to time designate. Except as otherwise provided by applicable law, the Board, any committee given specific authority in the premises by the Board, or any committee given authority to exercise generally the powers of the Board during intervals between meetings of the Board may authorize any officer, employee, or agent, in the name of and on behalf of the Company, to enter into or execute and deliver deeds, bonds, mortgages, contracts, and other obligations or instruments, and such authority may be general or confined to specific instances.

(b) All applications, written instruments, and papers required by any department of the United States government or by any state, county, municipal, or other governmental authority may be executed in the name of the Company by any officer of the Company, or, to the extent designated for such purpose from time to time by the Board, by an employee or agent of the Company. Such designation may contain the power to substitute, in the discretion of the person named, one or more other persons.

Section 7. Power to Vote Stock

Unless otherwise instructed by the Board, the Chief Executive Officer of the Company shall have the power and authority on behalf of the Company to attend and to vote at any meeting of stockholders, partners or equity holders of any corporation, partnership or any other entity in which the Company may hold stock, partnership or other equity interests, as the case may be, and may exercise on behalf of the Company any and all of the rights and powers incident to the ownership of such stock, partnership or other equity interest at such meeting, and shall have the power and authority to execute and deliver proxies, waivers and consents on behalf of the Company in connection with the exercise by the Company of the rights and powers incident to the ownership of such stock, partnership or other equity interest. The Board and the Chief Executive Officer may from time to time confer like powers upon any other person or persons.

Section 8. Severability

If any provision of these Bylaws, or the application of any provision of these Bylaws to any person or circumstances, is held invalid, the remainder of these Bylaws and the application of such provision to other persons or circumstances shall not be affected.

Delaware

The First State

I, HARRIET SMITH WINDSOR, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF INCORPORATION OF "BATS TRADING, INC.", FILED IN THIS OFFICE ON THE SIXTEENTH DAY OF JUNE, A.D. 2005, AT 5:46 O'CLOCK P.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE NEW CASTLE COUNTY RECORDER OF DEEDS.



Harriet Smith Windsor, Secretary of State

3986650 8100

050505316

AUTHENTICATION: 3957625

DATE: 06-17-05

STATE of DELAWARE
CERTIFICATE of INCORPORATION
A STOCK CORPORATION

First: The name of this Corporation is Bats Trading, Inc.

Second: Its registered office in the State of Delaware is to be located at 1209 Orange Street, in the City of Wilmington County of New Castle Zip Code 19801. The registered agent in charge thereof is The Corporation Trust Company.

Third: The purpose of the corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

Fourth: The amount of the total stock of this corporation is authorized to issue is 100,000 shares (number of authorized shares) with a par value of $1.00 per share.

Fifth: The name and mailing address of the incorporator are as follows:
Name Lawrence A. Swain
Mailing Address 9275 Indian Creek Parkway, Suite 1100
Overland Park, KS Zip Code 66210

I, The Undersigned, for the purpose of forming a corporation under the laws of the State of Delaware, do make, file and record this Certificate, and do certify that the facts herein stated are true, and I have accordingly hereunto set my hand this 16th day of June, A.D. 20 05.

BY: [signature]
(Incorporator)

NAME: Lawrence A. Swain
(type or print)

Delaware

The First State

I, HARRIET SMITH WINDSOR, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF AMENDMENT OF "BATS TRADING, INC.", FILED IN THIS OFFICE ON THE EIGHTEENTH DAY OF OCTOBER, A.D. 2005, AT 6:04 O'CLOCK P.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE NEW CASTLE COUNTY RECORDER OF DEEDS.



Harriet Smith Windsor, Secretary of State

3986650 8100

050851173

AUTHENTICATION: 4234352

DATE: 10-19-05

10/10/2005 16:34 0162217009 TRACEBOT

State of Delaware
Secretary of State
Division of Corporations
Delivered 06:30 PM 10/18/2005
FILED 06:04 PM 10/18/2005
SRV 050851173 - 3906650 FILE

STATE OF DELAWARE
CERTIFICATE OF AMENDMENT
OF CERTIFICATE OF INCORPORATION

The corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware does hereby certify:

FIRST: That Pursuant to a Consent Action in Lieu of a Special Joint Meeting of the Stockholders and Board of Directors of BATS Trading, Inc. (the "Corporation") adopted pursuant to Sections 228 and 141(f) of the General Corporation Law of the State of Delaware (the "Consent"), resolutions were duly adopted setting forth an amendment of the Certificate of Incorporation of said corporation, declaring said amendment to be advisable and authorizing and directing the proper officers of the Corporation to file the necessary certificate effecting said amendment with the Secretary of State of Delaware. The resolution setting forth the proposed amendment is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended by changing the Article thereof numbered "Fourth" so that, as amended, said Article shall be and read as follows:

> The amount of the total stock this corporation is authorized to issue is 8,000,000 shares with a par value of $.01 per share.

SECOND: That the Consent was signed by all of the stockholders and directors of the Corporation and was made effective as of October 14, 2005.

THIRD: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

FOURTH: That the capital of said corporation shall not be reduced under or by reason of said amendment.

IN WITNESS WHEREOF, said corporation has caused this certificate to be signed this 18th day of October, 2005.

By: [signature]
Authorized Officer

Title: President

Name: David R. Cummings

1XX418.1

Delaware

The First State

I, HARRIET SMITH WINDSOR, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF AMENDMENT OF "BATH TRADING, INC.", FILED IN THIS OFFICE ON THE TWENTIETH DAY OF OCTOBER, A.D. 2005, AT 10:56 O'CLOCK A.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE NEW CASTLE COUNTY RECORDER OF DEEDS.



Harriet Smith Windsor, Secretary of State

3906650 0100

050856591

AUTHENTICATION: 4230665

DATE: 10-20-05

State of Delaware
Secretary of State
Division of Corporations
Delivered 11:02 AM 10/20/2005
FILED 10:56 AM 10/20/2005
SRV 050856591 - 3986650 FILE

STATE OF DELAWARE
CERTIFICATE OF AMENDMENT
OF CERTIFICATE OF INCORPORATION

The corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware does hereby certify:

FIRST: That Pursuant to a Consent Action In Lieu of a Special Joint Meeting of the Stockholders and Board of Directors of BATS Trading, Inc. (the "Corporation") adopted pursuant to Sections 228 and 141(f) of the General Corporation Law of the State of Delaware (the "Consent"), resolutions were duly adopted setting forth an amendment of the Certificate of Incorporation of said corporation, declaring said amendment to be advisable and authorizing and directing the proper officers of the Corporation to file the necessary certificate effecting said amendment with the Secretary of State of Delaware. The resolution setting forth the proposed amendment is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended by changing the Article thereof numbered "Fourth" so that, as amended, said Article shall be and read as follows:

> The amount of the total stock this corporation is authorized to issue is 8,000,000 shares with a par value of $.01 per share. Each issued and outstanding share of $1.00 par value stock shall be exchanged for 100 shares of $.01 par value stock.

SECOND: That the Consent was signed by all of the stockholders and directors of the Corporation and was made effective as of October 19, 2005.

THIRD: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

FOURTH: That the capital of said corporation shall not be reduced under or by reason of said amendment.

IN WITNESS WHEREOF, said corporation has caused this certificate to be signed this 19th day of October, 2005.

By: [signature]
Authorized Officer

Title: President

Name: David R. Cummings

1003893.1

Delaware

The First State

I, HARRIET SMITH WINDSOR, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF AMENDMENT OF "DATS TRADING, INC.", FILED IN THIS OFFICE ON THE THIRTEENTH DAY OF JUNE, A.D. 2006, AT 3:57 O'CLOCK P.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE NEW CASTLE COUNTY RECORDER OF DEEDS.



Harriet Smith Windsor, Secretary of State

AUTHENTICATION: 4825744

DATE: 06-14-06

3906650 8100

060570539

State of Delaware
Secretary of State
Division of Corporations
Delivered 04:44 PM 06/13/2006
FILED 03:57 PM 06/13/2006
SRV 060570539 - 3906650 FILE

STATE OF DELAWARE
CERTIFICATE OF AMENDMENT
OF CERTIFICATE OF INCORPORATION

The corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware does hereby certify:

FIRST: That Pursuant to a Consent Action In Lieu of a Special Joint Meeting of the Stockholders and Board of Directors of DATS Trading, Inc. (the "Corporation") adopted pursuant to Sections 228 and 141(f) of the General Corporation Law of the State of Delaware (the "Consent"), resolutions were duly adopted setting forth an amendment of the Certificate of Incorporation of said corporation, declaring said amendment to be advisable and authorizing and directing the proper officers of the Corporation to file the necessary certificate effecting said amendment with the Secretary of State of Delaware. The resolution setting forth the proposed amendment is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended by changing the Article thereof numbered "Fourth" so that, as amended, said Article shall be and read as follows:

The amount of the total stock this corporation is authorized to issue is 20,000,000 shares with a par value of $.01 per share.

SECOND: That the Consent was signed by all of the stockholders and directors of the Corporation and was made effective as of June 1, 2006.

THIRD: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

FOURTH: That the capital of said corporation shall not be reduced under or by reason of said amendment.

IN WITNESS WHEREOF, said corporation has caused this certificate to be signed this 1st day of June, 2006.

By: [signature]
Authorized Officer
Title: President
Name: David R. Cummings

1506150 1

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF AMENDMENT OF "BATS TRADING, INC.", FILED IN THIS OFFICE ON THE TENTH DAY OF NOVEMBER, A.D. 2009, AT 11:37 O'CLOCK A.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE NEW CASTLE COUNTY RECORDER OF DEEDS.





Jeffrey W. Bullock, Secretary of State

3906650 8100

091004922

You may verify this certificate online at corp.delaware.gov/authver.shtml

AUTHENTICATION: 7632495

DATE: 11-10-09

State of Delaware
Secretary of State
Division of Corporations
Delivered 11:40 AM 11/10/2009
FILED 11:37 AM 11/10/2009
SRV 091004922 - 3906650 FILE

CERTIFICATE OF AMENDMENT OF CERTIFICATE OF INCORPORATION OF BATS TRADING, INC., a Delaware Corporation

It is hereby certified that:

1. The name of the corporation (hereinafter, referred to as the "Corporation") is BATS Trading, Inc.

2. The Certificate of Incorporation of the Corporation is hereby amended by striking out Article Fourth thereof and by substituting in lieu of said Article the following new Article:

> FOURTH: Immediately after giving effect to the Reverse Stock Split (as defined below), the total number of shares of stock which the corporation shall have authority to issue is One Thousand (1,000) and each such share is $0.01 par value.
>
> On November 10, 2009 (the "Reverse Split Date"), each one hundred seventy seven thousand three hundred ninety three and 33/100 (177,393.33) shares of outstanding stock of the corporation shall be and become, without further action by the corporation, one (1) share of stock of the corporation (the "Reverse Stock Split"). Each stock certificate outstanding immediately prior to the Reverse Split Date shall, without any action on the part of the holder, thereupon and thereafter, until surrendered as hereinafter provided, represent one (1) share of stock of the corporation for every one hundred seventy seven thousand three hundred ninety three and 33/100 (177,393.33) shares of stock of the corporation stated thereon. The registered holder of such certificates may, on or after the Reverse Split Date, surrender such certificates to the corporation for cancellation and, upon such surrender, shall receive in exchange therefor, without charge, new certificate(s) registered in the name of such holder representing one (1) share of stock of the corporation for each one hundred seventy seven thousand three hundred ninety three and 33/100 (177,393.33) shares of stock of the corporation which, prior to the Reverse Split Date, was represented by the certificate(s) representing shares of stock of the corporation.

3. The amendment of the Certificate of Incorporation herein certified has been duly adopted and authorized by director's resolution and by the written consent without a meeting of stockholders entitled to vote in accordance with the provision of Sections 228 and 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Amendment of this 10th day of November, 2009.

BATS TRADING, INC.

/s/ Christopher Isaacson
Christopher Isaacson, President

THIRD AMENDED AND RESTATED BYLAWS

OF

BATS TRADING, INC.

(a Delaware corporation)

ARTICLE I.

OFFICES

1.1. Principal and Business Offices. The corporation may have such principal and other business offices, either within or without the State of Delaware, as the Board of Directors may designate or as the business of the corporation may require from time to time.

1.2. Registered Office. The registered office of the corporation required by the Delaware General Corporation Law to be maintained in the State of Delaware may be, but need not be, identical with the principal office in the State of Delaware, and the address of the registered office may be changed from time to time by the Board of Directors or by the registered agent. The business office of the registered agent of the corporation shall be identical to such registered office.

ARTICLE II.

STOCKHOLDERS

2.1. Annual Meeting. The annual meeting of the stockholders shall be held on the 1st Monday in November of each year (unless that date shall be a non-business day or legal holiday, in which event the annual meeting of the stockholders shall be held the first business day immediately following such date) for the purposes of electing directors and for the transaction of such other business as may come before the meeting.

2.2. Special Meeting. Special meetings of the stockholders, for any purpose or purposes, unless otherwise prescribed by statute, may be called by the Board of Directors or the President or the Secretary or by the person, or in the manner, designated by the Board of Directors.

2.3. Place of Meeting. The Board of Directors may designate any place, either within or without the State of Delaware, as the place of meeting for any annual meeting or for any special meeting of stockholders called by the Board of Directors. If no designation is made, or if a special meeting be otherwise called, the place of meeting shall be the registered office of the corporation in the State of Delaware.

2.4. Notice of Meeting. Written notice stating the place, day and hour of the meeting of stockholders and, in case of a special meeting, the purpose or purposes for which the meeting is called, shall be delivered to each stockholder of record entitled to vote at such meeting not less than ten (10) days (unless a longer period is required by law or the articles of incorporation) not more than sixty (60) days before the date of the meeting, either personally or by mail, by or at the direction of the Board of Directors, the President, the Secretary, or any other officer or persons calling the meeting. If mailed, such notice shall be deemed to be delivered when deposited in the United States mail, addressed to the stockholder at his address as it appears on the stock record books of the corporation, with postage thereon prepaid.

2.5. Adjournment. Any meeting of stockholders may be adjourned to reconvene at any place designated by vote of a majority of the shares represented thereat. At the adjourned meeting, the corporation may transact any business which might have been transacted at the original meeting. No notice of the time or place of an adjournment need be given if the time and place are announced at the meeting at which an adjournment is taken, unless the adjournment is for more than thirty (30) days or a new record date is fixed for the adjourned meeting, in which case notice of the adjourned meeting shall be given to each stockholder. Unless a new record date for the adjourned meeting is fixed, the determination of stockholders of record entitled to notice or to vote at the meeting at which adjournment is taken shall apply to the adjourned meeting.

2.6. Fixing of Record Date. For the purpose of determining stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, or stockholders entitled to receive payment of any dividend, or in order to make a determination of stockholders for any other proper purpose, the Board of Directors may fix in advance a date as the record date for any such determination of stockholders, such date in any case to be not more than sixty (60) days, and, in case of a meeting of stockholders, not less than ten (10) days prior to the date on which the particular action requiring such determination of stockholders is to be taken. If no record date is fixed, the record date for determining:

(a) stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given or, if notice if waived, at the close of business on the day next preceding the day on which the meeting is held;

(b) stockholders entitled to express consent to a corporate action in writing without meeting shall be the day on which the first written consent is expressed; or

(c) stockholders for any other purpose shall be the close of business on the day on which the Board of Directors adopts the resolution relating thereto.

2.7. Voting Records. The officer having charge of the stock transfer books for shares of the corporation shall, at least ten (10) days before each meeting of stockholders, make a complete record of the stockholders entitled to vote at such meeting, arranged in alphabetical order, with the address of and the number of shares held by each. Such record shall be produced and kept open for he examination of any stockholders, for any purpose germane to the meeting, during ordinary business hours, for a period of at least ten (10) days prior to the meeting, either at a place within the city where the meeting is to be held as specified in the notice of the meeting or at the place of the meeting. The record shall also be produced and kept at the time and place of the meeting during the whole time thereof, and may be inspected by any stockholders present. The original stock transfer books shall be the only evidence as to who are the stockholders entitled to examine such record or transfer books or to vote at any meeting of stockholders.

2.8. Quorum. Except as otherwise provided in the certificate of incorporation, a majority of the shares entitled to vote, represented in person or by proxy, shall constitute a quorum at a meeting of stockholders, but in no event shall less than one-third of the shares entitled to vote constitute a quorum. If a quorum is present, the affirmative vote of the majority of the shares represented at the meeting and entitled to vote on the subject matter shall be the act of the stockholders unless the vote of a greater number or voting by classes is require by law or the certificates of incorporation. Though less than a quorum of the outstanding shares are represented at a meeting, a majority of the shares represented at a meeting which initially had a quorum may adjourn the meeting from time to time without further notice.

2.9. Conduct of Meeting. The President or, in his absence, a Vice President in the order provided under Section 4.6 or, in their absence, any person chosen by the stockholders present, shall call the meeting of the stockholders to order and shall act as chairman of the meeting. The Secretary of the corporation shall act as secretary of all meetings of the stockholders, but, in the absence of the Secretary, the presiding officer may appoint any other person to act as secretary of the meeting.

2.10. Proxies. At all meetings of stockholders, a stockholder entitled to vote may vote in person, by proxy, appointed in writing by the stockholder, or by his duly authorized attorney in fact. Such proxy shall be filed with the Secretary of the Corporation before or at the time of the meeting. Unless otherwise provided in the proxy and supported by sufficient interest, a proxy may be revoked at any time before it is voted, either by written notice filed with the Secretary or the acting secretary, or by oral notice given by the stockholder to the presiding officer during the meeting. The presence of a stockholder who has filed a proxy shall not of itself constitute a revocation. No proxy shall be valid after three (3) years from the date of its execution, unless otherwise provided in the proxy. The Board of Directors shall have the power and authority to make rules establishing presumptions as to the validity and sufficiency of proxies.

2.11. Voting of Shares. Each outstanding share shall be entitled to one vote upon each matter submitted to a vote at a meeting of stockholders, except to the extent that the voting rights of the shares of any class or classes are enlarged, limited or denied by the certificate of incorporation.

2.12. Voting of Shares by Certain Holders.

(a) Other Corporations. Shares standing in the name of another corporation may be voted either in person or by proxy, by the president of such corporation or any other officer appointed by such president. A proxy executed by any principal officer of such other corporation or assistant thereto shall be conclusive evidence of the signer's authority to act, in the absence of express notice to this corporation, given in writing to the Secretary of this corporation, of the designation of some other person by the board of directors or the bylaws of such other corporation.

(b) Legal Representatives and Fiduciaries. Shares held by any administrator, executor, guardian, conservator, trustee in bankruptcy, receiver, or assignee for creditors may be voted by a duly executed proxy, without a transfer of such shares to his name. Shares standing in the name of a fiduciary may be voted by him, either in person or by proxy. A proxy executed by a fiduciary, shall be conclusive evidence of the signer's authority to act, in the absence of express notice to this corporation, given in writing to the Secretary of this corporation, that such manner of voting is expressly prohibited or otherwise directed by the document creating the fiduciary relationship.

(c) Pledgees. A stockholder whose shares are pledged shall be entitled to vote such shares, unless in the transfer of the shares the pledgor has expressly authorized the pledgee to vote the shares and thereafter the pledgee, or his proxy, shall be entitled to vote the shares so transferred.

(d) Treasury Stock and Subsidiaries. Neither treasury shares, nor shares held by another corporation if a majority of the shares entitled to vote for the election of directors of such other corporation is held by this corporation, shall be voted at any meeting or counted in determining the total number of outstanding shares entitled to vote, but shares of its own issue held by its corporation in a fiduciary capacity, or held by such other corporation in a fiduciary capacity, may be voted and shall be counted in determining the total number of outstanding shares entitled to vote.

(e) Joint Holders. Shares of record in the names of two or more persons or shares to which two or more persons have the same fiduciary relationship, unless the Secretary of the corporation is given notice otherwise and furnished with a copy of the instrument creating the relationship, may be voted as follows: (i) if voted by an individual, his vote binds all holders; or (ii) if voted by more than one holder, the majority vote binds all, unless the vote is evenly split in which case the shares may be voted proportionately, or according to the ownership interest as shown in the instrument filed with the Secretary of the corporation.

2.13. Waiver of Notice by Stockholders. Whenever any notice is required to be given to any stockholder of the corporation under the certificate of incorporation or bylaws or any provision of the Delaware General Corporation Law, a waiver thereof in writing, signed at any time, whether before or after the time of meeting, by the stockholder entitled to such notice, shall be deemed equivalent to the giving of such notice. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except where the person attends for the express purpose of objecting to the transaction of any business. Neither the business nor the purpose of any regular or special meeting of stockholders, directors or members of a committee of directors need be specified in the waiver.

2.14. Stockholders Consent Without Meeting. Any action required or permitted by the certificate of incorporation or bylaws or any provision of law to be taken at a meeting of the stockholders, may be taken without a meeting, prior notice or vote, if a consent in writing, setting forth the action so taken, shall be signed by the number of stockholders required to authorize such action at a meeting. If the action is authorized by less than unanimous consent, notice of the action shall be given to nonconsenting stockholders.

ARTICLE III.

BOARD OF DIRECTORS

3.1. General Powers and Number. The business and affairs of the corporation shall be managed by its Board of Directors. The number of directors of the corporation shall be one (1) or such other specific number as may be designated from time to time by resolution of the Board of Directors.

3.2. Tenure and Qualifications. Each director shall hold office until the next annual meeting of stockholders and until his successor shall have been qualified and elected, or until his prior death, resignation or removal. A director may be removed from office by affirmative vote of a majority of the outstanding shares entitled to vote for the election of such director, taken at a meeting of stockholders called for that purpose. A director may resign at any time by filing his written resignation with the Secretary of the corporation. Directors need not be residents of the State of Delaware or stockholders of the corporation.

3.3. Regular Meetings. A regular meeting of the Board of Directors shall be held without other notice than this by-law immediately after the annual meeting of stockholders, and each adjourned session thereof. The place of such regular meeting shall be the same as the place of the meeting of stockholders which precedes it, or such other suitable place as may be announced at such meeting of stockholders. The Board of Directors may provide, by resolution, the time and place, either within or without the State of Delaware, for the holding of additional regular meetings without other notice than such resolution.

3.4. Special Meetings. Special meetings of the Board of Directors may be called by or at the request of the President, Secretary or Treasurer. The President or Secretary calling any special meeting of the Board of Directors may fix any place, either within or without the State of Delaware, as the place for holding any special meeting of the Board of Directors called by them, and if no other place is fixed the place of the meeting shall be the registered office of the corporation in the State of Delaware.

3.5. Notice; Waiver. Notice of each meeting of the Board of Directors (unless otherwise provided in or pursuant to Section 3.3) shall be given to each director not less than twenty-four (24) hours prior to the meeting by giving oral, telephone or written notice to a director in person, or by telegram, or not less than three (3) days prior to a meeting by delivering or mailing notice to the business address or such other address as a director shall have designated in writing and filed with the Secretary. If mailed, such notice shall be deemed to be delivered when deposited in the United States mail so addressed, with postage thereon prepaid. If notice be given by telegram, such notice shall be deemed to be delivered when the telegram is delivered to the telegraph company. Whenever any notice is required to be given to any director of the corporation under the certificate of incorporation or bylaws or any provision of law, a waiver thereof in writing, signed at any time, whether before or after the time of meeting, by the director entitled to such notice, shall be deemed equivalent to the giving of such notice. The attendance of a director at a meeting shall constitute a waiver of notice of such meeting, except where a director attends a meeting and objects thereat to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the Board of Directors need be specified in the notice or waiver of notice of such meeting.

3.6. Quorum. Except as otherwise provided by law or by the certificate of incorporation or these bylaws, a majority of the directors shall constitute a quorum for the transaction of business at any meeting of the Board of Directors, but in no event shall less than one-third of the directors constitute a quorum. A majority of the directors present (though less than such quorum) may adjourn the meeting from time to time without further notice.

3.7. Manner of Acting. The act of the majority of the directors present at a meeting at which a quorum is present shall be the act of the Board of Directors, unless the act of a greater number is required by law or by the certificate of incorporation or these bylaws.

3.8. Conduct of Meetings. The President, or, in his absence a Vice President in the order provided under Section 4.6, or, in their absence, any director chosen by the directors present, shall call meetings of the Board of Directors to order and shall act as chairman of the meeting. The Secretary of the corporation shall act as secretary of all meetings of the Board of Directors but in the absence of the Secretary, the presiding officer may appoint any Assistant Secretary or any director or other person present to act as secretary of the meeting.

3.9. Vacancies. Any vacancy occurring in the Board of Directors, including a vacancy created by an increase in the number of directors, may be filled until the next succeeding annual election by the affirmative vote of a majority of the directors then in office, though less than a quorum of the Board of Directors; provided, that in case of a vacancy created by the removal of a director by vote of the stockholders, the stockholders shall have the right to fill such vacancy at the same meeting or any adjournment thereof.

3.10. Compensation. The Board of Directors, by affirmative vote of a majority of the directors then in office, and irrespective of any personal interest of any of its members, may establish reasonable compensation of all directors for services to the corporation as directors, officers or otherwise, or may delegate such authority to an appropriate committee. The Board of Directors also shall have authority to provide for or delegate authority to an appropriate committee to provide for reasonable pensions, disability or death benefits, and other benefits or payments, to directors, officers and employees and to their estates, families, dependents or beneficiaries on account of prior services rendered by such directors, officers and employees to the corporation.

3.11. Presumption of Assent. A director of the corporation who is present at a meeting of the Board of Directors or a committee thereof of which he is a member at which action on any corporate matter is taken unless his dissent shall be entered in the minutes of the meeting or unless he shall file his written dissent to such action with the person acting as the secretary of the meeting before the adjournment thereof or shall forward such dissent by registered mail to the Secretary of the corporation immediately after the adjournment of the meeting. Such right to dissent shall not apply to a director who voted in favor of such action.

3.12. Committees. The Board of Directors by resolution adopted by the affirmative vote of a majority of the directors may designate one or more committees, each committee to consist of one or more directors elected by the Board of Directors, which to the extent provided in said resolution as initially adopted, and as thereafter supplemented or amended by further resolution adopted by a like vote, shall have and may exercise the powers of the Board of Directors in the management of the business and affairs of the corporation and may authorize the seal of the corporation to be affixed to all papers which may require it. Each such committee shall fix its own rules governing the conduct of its activities and shall make such reports to the Board of Directors of its activities as the Board of Directors may request.

3.13. Unanimous Consent Without Meeting. Any action required or permitted by the certificate of incorporation or bylaws or any provision of law to be taken by the Board of Directors at a meeting or by a resolution of any committee thereof may be taken without a meeting if a consent in writing, setting forth the action so taken, filed with the minutes of the proceedings, shall be signed by all of the directors then in office.

3.14. Telephonic Meetings. Members of the Board of Directors, or any committee designated by the Board, may participate in a meeting of such Board or committee by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting pursuant to this by-law shall constitute presence in person at such meeting.

ARTICLE IV.

OFFICERS

4.1. Number. The principal officers of the corporation shall be a President, or any number of Vice Presidents, and a Secretary, each of whom shall be elected by the Board of Directors. Such other officers and assistant officers as may be deemed necessary may be elected or appointed by the Board of Directors. Any number of offices may be held by the same person.

4.2. Election and Term of Office. The officers of the corporation to be elected by the Board of Directors shall be elected annually by the Board of Directors at the first meeting of the Board of Directors held after each annual meeting of the stockholders. If the election of officers shall not be held at such meeting, such election shall be held as soon thereafter as conveniently may be. Each officer shall hold office until his successor shall have been duly elected or until his prior death, resignation or removal. Any officer may resign at any time upon written notice to the corporation. Failure to elect officers shall not dissolve or otherwise affect the corporation.

4.3. Removal. Any officer or agent may be removed by the Board of Directors whenever in its judgment the best interests of the corporation will be served thereby, but such removal shall be without prejudice to the contract rights, if any, of the person so removed. Election or appointment shall not of itself create contract rights.

4.4. Vacancies. A vacancy in any principal office because of death, resignation, removal, disqualification or otherwise, shall be filled by the Board of Directors for the unexpired portion of the term.

4.5. President. The President shall be the principal executive officer of the corporation and, subject to the control of the Board of Directors, shall, in general, supervise and control all of the business and affairs of the corporations. He shall, when present, preside at all meetings of the stockholders and of the Board of Directors. He shall have authority, subject to such rules as may be prescribed by the Board of Directors, to appoint such agents and employees of the corporation as he shall deem necessary, to prescribe their powers, duties and compensation, and to delegate authority to them. Such agents and employees shall hold office at the discretion of the President. He shall have authority to sign, execute and acknowledge, on behalf of the corporation, all deeds, mortgages, bonds, stock certificates, contracts, leases, reports and all other documents or instruments, of every conceivable kind and character whatsoever, necessary or proper to be executed in the course of the corporation's regular business, or which shall be authorized by resolution of the Board of Directors; and, except as otherwise provided by law or the Board of Directors, he may authorize any Vice President or other officer or agent of the corporation to sign, execute and acknowledge such documents or instruments in his place and stead. In general he shall perform all duties incident to the office of President and such other duties as may be prescribed by the Board of Directors from time to time.

4.6. The Vice President. In the absence of the President or in the event of his death, inability or refusal to act, or in the event for any reason it shall be impracticable for the President to act personally, the Vice President, if one is elected, (or in the event there be more than one Vice President, the Vice Presidents in the order designated by the Board of Directors, or in the absence of any designation, then in the order of their election) shall perform the duties of the President, and when so acting, shall have all the powers of and be subject to all the restrictions upon the President. Any Vice President may sign, with the Secretary or Assistant Secretary, certificates for shares of the corporation; and shall perform such other duties and have such authority as from time to time may be delegated or assigned to him by the President or by the Board of Directors. The execution of any instrument of the corporation by any Vice President shall be conclusive evidence, as to third parties, of his authority to act in the stead of the President.

4.7. The Secretary. The Secretary shall: (a) keep the minutes of the meetings of the stockholders and of the Board of Directors in one or more books provided for the purpose; (b) attest instruments to be filed with the Secretary of State; (c) see that all notices are duly given in accordance with the provisions of these bylaws or as required by law; (d) be custodian of the corporate records and of the seal of the corporation and see that the seal of the corporation is affixed to all documents the execution of which on behalf of the corporation under its seal is duly authorized; (e) keep or arrange for the keeping of a register of the post office address of each stockholder which shall be furnished to the Secretary by such stockholder; (f) sign with the President, or a Vice President, certificates for shares of the corporation, the issuance of which shall have been authorized by resolution of the Board of Directors; (g) have general charge of the stock transfer books of the corporation; and (h) in general perform all duties incident to the office of Secretary and have such other duties and exercise such authority as from time to time may be delegated or assigned to him by the President or by the Board of Directors.

4.8. The Treasurer. The Treasurer shall: (a) have charge and custody of and be responsible for all funds and securities of the corporation; (b) receive and give receipts for moneys due and payable to the corporation from any source whatsoever, and deposit all such moneys in the name of the corporation in such banks, trust companies or other depositaries as shall be selected in accordance with the provisions of Section 5.3; and (c) in general perform all of the duties incident to the office of Treasurer and have such other duties and exercise such other authority as from time to time may be delegated or assigned to him by the President or by the Board of Directors. If required by the Board of Directors, the Treasurer shall give a bond for the faithful discharge of his duties in such sum and with such surety or sureties as the Board of Directors shall determine.

4.9. Assistant Secretaries and Assistant Treasurers. There shall be such number of Assistant Secretaries and Assistant Treasurers as the Board of Directors may from time to time authorize, if any. The Assistant Secretaries may sign with the President or a Vice President certificates for shares of the corporation the issuance of which shall have been authorized by a resolution of the Board of Directors. The Assistant Treasurers shall respectively, if required by the Board of Directors, give bonds for the faithful discharge of the duties in such sums and with such sureties as the Board of Directors shall determine. the Assistant Secretaries and Assistant Treasurers, in general, shall perform such duties and have such authority as shall from time to time be delegated or assigned to them by the Secretary or the Treasurer, respectively, or by the President or the Board of Directors.

4.10. Other Assistants and Acting Officers. The Board of Directors shall have the power to appoint any person to act as assistant to any officer, or as agent for the corporation in his stead, or to perform the duties of such officer whenever for any reason it is impracticable for such officer to act personally, and such assistant or acting officer or other agent so appointed by the Board of Directors shall have the power to perform all the duties of the office to which he is so appointed to be an assistant, or as to which he is so appointed to act, except as such power may be otherwise defined or restricted by the Board of Directors.

4.11. Salaries. The salaries of the principal officers shall be fixed from time to time by the Board of Directors or by a duly authorized committee thereof, and no officer shall be prevented from receiving such salary by reason of the fact that he is also a director of the corporation.

ARTICLE V.

CONTRACTS, LOAN, CHECKS AND DEPOSITS; SPECIAL CORPORATE ACTS

5.1. Contracts. The Board of Directors may authorize any officer or officers, agent or agents, to enter into any contract or execute or deliver any instrument in the name of an on behalf of the corporation, and such authorization may be general or confined to specific instances. In the absence of other designation, all deeds, mortgages and instruments of assignment or pledge made by the corporation shall be executed in the name of the corporation by the President or a Vice President and by the Secretary, an Assistant Secretary, the Treasurer or an Assistant Treasurer; the Secretary or an Assistant Secretary, when necessary or required, shall affix the corporate seal thereto; and when so executed no other party to such instrument or any third party shall be required to make any inquiry into the authority of the signing officer or officers.

5.2. Loans. No indebtedness for borrowed money shall be contracted on behalf of the corporation and no evidences of such indebtedness shall be issued in its name unless authorized by or under the authority of a resolution of the Board of Directors. Such authorization may be general or confined to specific instances.

5.3. Deposits. All funds of the corporation not otherwise employed shall be deposited from time to time to the credit of the corporation in such banks, trust companies or other depositaries as may be selected by or under the authority of a resolution of the Board of Directors.

5.4. Voting of Securities Owned by this Corporation. Subject always to the specific directions of the Board of Directors, (a) any shares or other securities issued by any other corporation and owned or controlled by this corporation may be voted at any meeting of security holders of such other corporation by the President of this corporation if he is present, or in his absence, by a Vice President of this corporation who may be present, and (b) whenever, in the judgment of the President, or in his absence, of a Vice President, it is desirable for this corporation to execute a proxy or written consent in respect to any shares or other securities issued by any other corporation and owned by this corporation, such proxy or consent shall be executed in the name of this corporation by the President or one of the Vice Presidents of this corporation, without necessity of any authorization by the Board of Directors affixation of corporate seal or countersignature or attestation by another officer. Any person or persons designated in the manner above stated as the proxy or proxies of this corporation shall have full right, power and authority to vote the shares or other securities issued by such other corporation and owned by its corporation the same as such shares or other securities might be voted by this corporation.

ARTICLE VI.

CERTIFICATES FOR SHARES AND THEIR TRANSFER

6.1. Certificates for Shares. Certificates representing shares of the corporation shall be in such form, consistent with law, as shall be determined by the Board of Directors. Such certificates shall be signed by the President or a Vice President and by the Secretary or an Assistant Secretary or Treasurer or Assistant Treasurer. All certificates for shares shall be consecutively numbered or otherwise identified. The name and address of the person to whom the shares represented thereby are issued, with the number of shares and date of issue, shall be entered on the stock transfer books of the corporation. All certificates surrendered to the corporation for transfer shall be canceled and no new certificate shall be issued until the former certificate for a like number of shares shall have been surrendered and canceled, except as provided in Section 6.06.

6.2. Facsimile Signatures and Seal. The seal of the corporation on any certificates for shares may be a facsimile. The signature of the President or Vice President and the Secretary or Assistant Secretary upon a certificate may be facsimiles if the certificate is manually signed on behalf of a transfer agent, or a registrar, other than the corporation itself or an employee of the corporation.

6.3. Signature by Former Officers. In case any officer, who has signed or whose facsimile signature has been placed upon any certificate for shares, shall have ceased to be such officer before such certificate is issued, it may be issued by the corporation with the same effect as if he were such officer at the date of its issue.

6.4. Transfer of Shares. Prior to due presentment of a certificate for shares for registration of transfer, the corporation may treat the registered owner of such shares as the person exclusively entitled to vote, to receive notifications and otherwise to have and exercise all the rights and power of an owner. Where a certificate for shares is presented to the corporation with a request to register for transfer, the corporation shall not be liable to the owner or any other person suffering loss as a result of such registration of transfer if (a) there were on or with the certificate the necessary endorsements, and (b) the corporation had no duty to inquire into adverse claims or has discharged by such duty. The corporation may require reasonable assurance that said endorsements are genuine and effective and compliance with such other regulations as may be prescribed by or under the authority of the Board of

Directors. Where a transfer of shares is made for collateral security, and not absolutely, it shall be so expressed in the entry of transfer if, when the shares are presented, both the transferor and the transferee so request.

6.5. Restrictions on Transfer. The face or reverse side of each certificate representing shares shall bear a conspicuous notation of any restriction imposed by the corporation upon the transfer of such shares. Otherwise the restriction is invalid except against those with actual knowledge of the restrictions.

6.6. Lost, Destroyed or Stolen Certificates. The Board of Directors may direct a new certificate or certificates to be issued in place of any certificate or certificates theretofore issued by the corporation alleged to have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming the certificate of stock to be lost, stolen or destroyed. When authorizing such issue of a new certificate or certificates, the Board of Directors may, in its discretion and as a condition precedent to the issuance thereof, require the person requesting such new certificate or certificates, or his or her legal representative, to give the corporation a bond in such sum as it may direct as indemnity against any claim that may be made against the corporation with respect to the certificate alleged to have been lost, stolen or destroyed.

6.7. Consideration for Shares. The shares of the corporation may be issued for such consideration as shall be fixed from time to time by the Board of Directors, consistent with the laws of the State of Delaware.

6.8. Stock Regulations. The Board of Directors shall have the power and authority to make all such further rules and regulations not inconsistent with the statutes of the State of Delaware as it may deem expedient concerning the issue, transfer and registration of certificates representing shares of the corporation.

ARTICLE VII.

SEAL

7.1. The Board of Directors may, at their discretion, provide a corporate seal in an appropriate form.

ARTICLE VIII.

FISCAL YEAR

8.1. The fiscal year of the corporation shall begin on the first day of January and end on the last day of December in each year.

ARTICLE IX.

AMENDMENTS

9.1. By Stockholders. These bylaws may be adopted, amended or repealed and new bylaws may be adopted by the stockholders entitled to vote at the stockholders' annual meeting without prior notice or any other meeting provided the amendment under consideration has been set forth in the notice of meeting, by affirmative vote of not less than a majority of the shares present or represented at any meeting at which a quorum is in attendance.

9.2. By Directors. These bylaws may be adopted, amended or repealed by the Board of Directors as provided in the certificate of incorporation by the affirmative vote of a majority of the number of directors present at any meeting at which a quorum is in attendance; but no by-law adopted by the stockholders shall be amended or repealed by the Board of Directors if the bylaws so provide.

9.3. Implied Amendments. Any action taken or authorized by the Board of Directors, which would be inconsistent with the bylaws then in effect but it taken or authorized by affirmative vote of not less than the number of directors required to amend the bylaws so that the bylaws would be consistent with such action, shall be given the same effect as though the bylaws had been temporarily amended or suspended so far, but only so far, as is necessary to permit the specific action so taken or authorized.

ARTICLE X.

INDEMNIFICATION OF DIRECTORS AND OFFICERS

10.1. Indemnification of Directors, Officers and Employees. The Corporation shall indemnify to the full extent permitted by law any person made or threatened to be made a party to an action or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that the person, his or her testator or intestate is or was a director, officer or employee of the Corporation or any predecessor of the Corporation or serves or served any other enterprise as a director, officer or employee at the request of the Corporation or any predecessor of the Corporation.

Delaware

The First State

I, HARRIET SMITH WINDSOR, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF FORMATION OF "CENTRALIZED ALGORITHMIC NETWORK LLC", FILED IN THIS OFFICE ON THE NINETEENTH DAY OF APRIL, A.D. 2005, AT 5:21 O'CLOCK P.M.



Harriet Smith Windsor
Harriet Smith Windsor, Secretary of State

3957302 8100
050316400

AUTHENTICATION: 3822761

DATE: 04-19-05

CERTIFICATE OF FORMATION

OF

CENTRALIZED ALGORITHMIC NETWORK LLC

1. The name of the limited liability company is Centralized Algorithmic Network LLC.

2. The address of its registered office in the State of Delaware is 1209 Orange Street, in the City of Wilmington, County of New Castle. The name of its registered agent at such address is The Corporation Trust Company.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation of Centralized Algorithmic Network LLC on this 19th day of April, 2005.

CENTRALIZED ALGORITHMIC
NETWORK LLC

By: [signature]
Name: [handwritten]
Title: Authorized Person

State of Delaware
Secretary of State
Division of Corporations
Delivered 05:21 PM 04/19/2005
FILED 05:21 PM 04/19/2005
SRV 050316400 - 3957302 FILE

confidential
Greg Steinberg
Jan 23, 2014 11:16

Delaware

The First State

I, HARRIET SMITH WINDSOR, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF AMENDMENT OF "CENTRALIZED ALGORITHMIC NETWORK LLC", CHANGING ITS NAME FROM "CENTRALIZED ALGORITHMIC NETWORK LLC" TO "NITEX LLC", FILED IN THIS OFFICE ON THE TWENTY-NINTH DAY OF APRIL, A.D. 2005, AT 12:51 O'CLOCK P.M.



Harriet Smith Windsor

Harriet Smith Windsor, Secretary of State

3957302 8100

050347534

AUTHENTICATION: 3846517

DATE: 04-29-05

CERTIFICATE OF AMENDMENT

TO THE

CERTIFICATE OF FORMATION

OF

CENTRALIZED ALGORITHMIC NETWORK LLC

1. Name of Limited Liability Company: Centralized Algorithmic Network LLC.

2. The Certificate of Formation of the limited liability company is hereby amended as follows:

"1. The name of the limited liability company is NitcX LLC."

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Amendment to the Certificate of Formation of Centralized Algorithmic Network LLC this 28th day of April, 2005.



Steven J. Wright
Authorized Person

State of Delaware
Secretary of State
Division of Corporations
Delivered 12:54 PM 04/29/2005
FILED 12:51 PM 04/29/2005
SRV 050347534 - 3957302 FILE

Delaware

The First State

I, HARRIET SMITH WINDSOR, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF AMENDMENT OF "NITEX LLC", CHANGING ITS NAME FROM "NITEX LLC" TO "DIRECT EDGE ECN LLC", FILED IN THIS OFFICE ON THE TWENTY-THIRD DAY OF AUGUST, A.D. 2005, AT 11:56 O'CLOCK A.M.



Harriet Smith Windsor

Harriet Smith Windsor, Secretary of State

3957302 8100

050693568

AUTHENTICATION: 4109479

DATE: 08-23-05

State of Delaware
Secretary of State
Division of Corporations
Delivered 12:14 PM 08/23/2005
FILED 11:56 AM 08/23/2005
SRV 050693568 - 3957302 FILE

CERTIFICATE OF AMENDMENT

TO THE

CERTIFICATE OF FORMATION

OF

NITEX LLC

1. Name of Limited Liability Company: NiteX LLC.

2. The Certificate of Formation of the limited liability company is hereby amended as follows:

"1 The name of the limited liability company is Direct Edge ECN LLC."

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Amendment to the Certificate of Formation of NiteX LLC this 22nd day of August, 2005



Steven J. Wright
Authorized Person

THIRD AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT

OF

DIRECT EDGE ECN LLC

THIS THIRD AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT (the "Agreement") of Direct Edge ECN LLC (the "Company") dated as of this 8TH day of July, 2008, by Direct Edge Holdings LLC as the sole member of the Company (the "Member").

RECITAL

WHEREAS, on April 28, 2005, Knight/Trimark, Inc. ("Knight") entered into a Limited Liability Company Agreement (the "Initial Agreement") in accordance with the provisions of the Delaware Limited Liability Company Act and any successor statute, as amended from time to time (the "Act"), governing the affairs of the Company and the conduct of its business;

WHEREAS, on June 11, 2007, Knight transferred its 100% ownership interest in the Company to the Member and the Member amended and restated the Initial Agreement in its entirety to reflect the admission of the Member as the sole member in place of Knight (the "First Amended Agreement";

WHEREAS, on May 23, 2008, the Member amended and restated the First Amended Agreement in its entirety to comply with the requirements of the New York Stock Exchange, Inc. (the "NYSE") in connection with the Company's application thereto (the "Second Amended Agreement");

WHEREAS, the Member desires to amend and restate the Second Amended Agreement to make certain additional changes requested by the NYSE and the American Stock Exchange LLC ("AMEX") upon the terms and conditions set forth herein;

NOW, THEREFORE, the Member hereby continues the Company without dissolution and amends and restates the Second Amended Agreement in its entirety as follows:

ARTICLE I
The Limited Liability Company

1.1 *Formation*. Knight has previously formed the Company as a limited liability company pursuant to the provisions of the Act under the name of "Centralized Algorithmic Network LLC". A certificate of formation for the Company as described in Section 18-201 of the Act (the "Certificate of Formation") has been filed in the Office of the Secretary of State of the State of Delaware in conformity with the Act. A certificate of amendment to the Certificate of Formation as described in Section 18-202 of the Act has been filed in the Office of the Secretary of State of the State of Delaware in conformity with the Act changing the name of the entity from Centralized Algorithmic Network LLC to the name set forth in Section 1.2 of this Agreement.

1.2 *Name*. The name of the Company shall be "Direct Edge ECN LLC" and its business shall be carried on in such name with such variations and changes as the Member shall determine or deem necessary to comply with requirements of the jurisdictions in which the Company's operations are conducted.

1.3 *Business Purpose; Powers*. The Company is formed for the purpose of engaging in any lawful business, purpose or activity for which limited liability companies may be formed under the Act. The Company shall possess and may exercise all the powers and privileges granted by the Act or by any other law or by this Agreement, together with any powers incidental thereto, so far as such powers and privileges are necessary or convenient to the conduct, promotion or attainment of the business purposes or activities of the Company.

1.4 *Registered Office and Agent*. The location of the registered office of the Company shall be 1209 Orange Street, in the City of Wilmington, County of New Castle, Delaware. The Company's Registered Agent at such address shall be The Corporation Trust Company.

1.5 *Term*. Subject to the provisions of Article 6 below, the Company shall have perpetual existence.

ARTICLE II
The Member

2.1 *The Member*. The name and address of the Member is as follows:

Name	Address
Direct Edge Holdings LLC	545 Washington Boulevard Jersey City, NJ 07310

2.2 *Actions by the Member; Meetings*. The Member may approve a matter or take any action at a meeting or without a meeting by the written consent of the Member. Meetings of the Member may be called at any time by the Member.

2.3 *Liability of the Member*. All debts, obligations and liabilities of the Company, whether arising in contract, tort or otherwise, shall be solely the debts, obligations and liabilities of the Company, and the Member shall not be obligated personally for any such debt, obligation or liability of the Company solely by reason of being a member.

2.4 *Power to Bind the Company*. The Member (acting in its capacity as such) shall have the authority to bind the Company to any third party with, respect to any matter.

2.5 *Admission of Members*. New members shall be admitted only upon the approval of the Member.

confidential
Greg Steinberg
Jan 23, 2014 11:17

ARTICLE III
Management by the Member

3.1 The management of the Company is fully reserved to the Member, and the Company shall not have "managers," as that term is used in the Act. The powers of the Company shall be exercised by or under the authority of, and the business and affairs of the Company shall be managed under the direction of, the Member, who shall make all decisions and take all actions for the Company. In managing the business and affairs of the Company and exercising its powers, the Member shall act through resolutions adopted in written consents. Decisions or actions taken by the Member in accordance with this Agreement shall constitute decisions or action by the Company and shall be binding on the Company.

3.2 *Officers and Related Persons*. The Member shall have the authority to appoint and terminate officers of the Company and retain and terminate employees, agents and consultants of the Company and to delegate such duties to any such officers, employees, agents and consultants as the Member deems appropriate, including the power, acting individually or jointly, to represent and bind the Company in all matters, in accordance with the scope of their respective duties.

ARTICLE IV
Capital Structure and Contributions

4.1 *Capital Structure*. The capital structure of the Company shall consist of one class of common interests (the "Common Interests"). All Common Interests shall be identical with each other in every respect. The Member shall own all of the Common Interests issued and outstanding.

4.2 *Capital Contributions*. A capital contributions account shall be maintained for the Member, to which contributions shall be credited and against which distributions of capital contributions shall be charged. From time to time, the Member may determine that the Company requires capital and may make capital contribution(s) in an amount determined by the Member, and such contributions shall be credited to the Member's capital contributions account.

4.3 *Limitation*. Notwithstanding any provision to the contrary contained herein, without the prior written approval of the NYSE, the capital contribution of the Member may not be withdrawn on less than six months written notice, given no sooner than six months after such contribution was first made. No capital contribution may be withdrawn nor may any unsecured loan or advance be made by the Company to the Member or to an employee of the Company at any time when such withdrawal, loan or advance would be prohibited by the provisions of any rule or regulation of the NYSE or the U.S. Securities and Exchange Commission to which the Company is subject, including, without limitation, the provisions of Rule 15c3-1 under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

ARTICLE V
Profits, Losses and Distributions

5.1 *Profits and Losses*. A profit and loss account shall be maintained for the Member, to which profits shall be credited and against which losses and distributions of profits

confidential
Greg Steinberg
Jan 23, 2014 11:17

shall be charged. For financial accounting and tax purposes, the Company's net profits or net losses shall be determined on an annual basis in accordance with the manner determined by the Member. In each year, profits and losses shall be allocated entirely to the Member's profit and loss account.

5.2 *Distributions*. The Member shall determine profits available for distribution and the amount, if any, to be distributed to the Member, and shall authorize and distribute on the Common Interests, the determined amount when, as and if declared by the Member. The distributions of profits of the Company shall be paid to the Member out of the Member's profit and loss account. No distribution shall be declared or paid which shall impair the capital of the Company nor shall any distribution of assets be made to the Member unless the value of the assets of the Company remaining after such payment or distribution is at least equal to the aggregate of its debts and liabilities, including capital.

ARTICLE VI
Events of Dissolution

6.1 *Dissolution*. The Company shall be dissolved and its affairs wound up upon the occurrence of any of the following events (each, an "Event of Dissolution"):

(a) The Member votes for dissolution; or

(b) A judicial dissolution of the Company under Section 18- 802 of the Act.

6.2 *Limitation*. Notwithstanding anything to the contrary herein contained, in the event of the termination of the Company on the expiration of the term of this Agreement, or any dissolution of the Company, the Member agrees that if withdrawal of its capital on any such termination would cause:

(a) the Company's "Aggregate Indebtedness" to exceed the percentages specified in Rules 326(a) and 326(b) of the Rules of the NYSE; or

(b) the Company's "Alternative Net Capital Requirement Percentage" under Rule 15c3-1 under the Exchange Act to fall below the percentages specified in Rules 326(a) and 326(b) of the NYSE during the six months immediately preceding the date of the termination;

such withdrawal of capital may be postponed for a period of up to six (6) months of the date of termination, as the Member may deem necessary to ensure compliance with such Rules; and any such capital so retained by the Company after the date of termination shall continue to be subject to all debts and obligations of the Company.

6.3 *Retirement and Dissolution*. The Company shall provide, or cause its associated member (as described in the Constitution of AMEX) to provide, to AMEX prompt notice of the retirement of such associated member from the Company or of the dissolution of the Company.

ARTICLE VII
Transfer of Interests in the Company

The Member may sell, assign, transfer, convey, gift, exchange or otherwise dispose of any or all of its Common Interests and, upon receipt by the Company of a written agreement executed by the person or entity to whom such Common Interests are to be transferred agreeing to be bound by the terms of this Agreement, such person shall be admitted as a member.

ARTICLE VIII
Exculpation and Indemnification

8.1 *Exculpation.* Notwithstanding any other provisions of this Agreement, whether express or implied, or any obligation or duty at law or in equity, none of the Member, or any officers, directors, stockholders, partners, employees, affiliates, representatives or agents of any of the Member, nor any officer, employee, representative or agent of the Company (individually, a "Covered Person" and, collectively, the "Covered Persons") shall be liable to the Company or any other person for any act or omission (in relation to the Company, its property or the conduct of its business or affairs, this Agreement, any related document or any transaction or investment contemplated hereby or thereby) taken or omitted by a Covered Person in the reasonable belief that such act or omission is in or is not contrary to the best interests of the Company and is within the scope of authority granted to such Covered Person by the Agreement, provided such act or omission does not constitute fraud, willful misconduct, bad faith, or gross negligence.

8.2 *Indemnification.* To the fullest extent permitted by law, the Company shall indemnify and hold harmless each Covered Person from and against any and all losses, claims, demands, liabilities, expenses, judgments, fines, settlements and other amounts arising from any and all claims, demands, actions, suits or proceedings, civil, criminal, administrative or investigative ("Claims"), in which the Covered Person may be involved, or threatened to be involved, as a party or otherwise, by reason of its management of the affairs of the Company or which relates to or arises out of the Company or its property, business or affairs. A Covered Person shall not be entitled to indemnification under this Section 8.2 with respect to (i) any Claim with respect to which such Covered Person has engaged in fraud, willful misconduct, bad faith or gross negligence or (ii) any Claim initiated by such Covered Person unless such Claim (or part thereof) (A) was brought to enforce such Covered Person's rights to indemnification hereunder or (B) was authorized or consented to by the Member. Expenses incurred by a Covered Person in defending any Claim shall be paid by the Company in advance of the final disposition of such Claim upon receipt by the Company of an undertaking by or on behalf of such Covered Person to repay such amount if it shall be ultimately determined that such Covered Person is not entitled to be indemnified by the Company as authorized by this Section 8.2.

8.3 *Amendments.* Any repeal or modification of this Article VIII by the Member shall not adversely affect any rights of such Covered Person pursuant to this Article VIII, including the right to indemnification and to the advancement of expenses of a Covered Person existing at the time of such repeal or modification with respect to any acts or omissions occurring prior to such repeal or modification.

ARTICLE IX
Miscellaneous

9.1 *Tax Treatment.* Unless otherwise determined by the Member, the Company shall, be a disregarded entity for U.S. federal income tax purposes (and when permitted for any analogous state or local tax purposes), and the Member and the Company shall timely make any and all necessary elections and filings for the Company treated as a disregarded entity for U.S. federal income tax purposes (and when permitted for any analogous state or local tax purposes).

9.2 *Books and Records.* The Company shall maintain true and complete books of account and records, which shall be available during reasonable business hours for the inspection by the Member.

9.3 *Arbitration.* All disputes arising in connection with the business of the Company shall be resolved through arbitration in compliance with the rules and governing documents of the self-regulatory organizations of which it is a member, including Article VIII of the Constitution of AMEX.

9.4 *Amendments.* Amendments to this Agreement and to the Certificate of Formation shall be approved in writing by the Member. An amendment shall become effective as of the date specified in the approval of the Member or if none is specified as of the date of such approval or as otherwise provided in the Act.

9.5 *Severability.* If any provision of this Agreement is held to be invalid or unenforceable for any reason, such provision shall be ineffective to the extent of such invalidity or unenforceability; *provided, however,* that the remaining provisions will continue in full force without being impaired or invalidated in any way unless such invalid or unenforceable provision or clause shall be so significant as to materially affect the expectations of the Member regarding this Agreement. Otherwise, any, invalid or unenforceable provision shall be replaced by the Member with a valid provision which most closely approximates the intent and economic effect of the invalid or unenforceable provision.

9.6 *Governing Law.* This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware without regard to the principles of conflicts of laws thereof.

9.7 *Limited Liability Company.* The Member intends to form a limited liability company and does not intend to form a partnership under the laws of the State of Delaware or any other laws.

IN WITNESS WHEREOF, the undersigned has duly executed this Agreement as of the day first above written.

DIRECT EDGE HOLDINGS, LLC
Sole Member



By:
Name: William O'Brien
Title: CEO

confidential
Greg Steinberg
Jan 23, 2014 11:17

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF INCORPORATION OF "OMICRON HOLDINGS CORP.", FILED IN THIS OFFICE ON THE SEVENTH DAY OF FEBRUARY, A.D. 2011, AT 4:47 O'CLOCK P.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE NEW CASTLE COUNTY RECORDER OF DEEDS.





Jeffrey W. Bullock, Secretary of State

4937045 8100

AUTHENTICATION: 8545312

110125500

DATE: 02-07-11

You may verify this certificate online at corp.delaware.gov/authver.shtml

State of Delaware
Secretary of State
Division of Corporations
Delivered 05:30 PM 02/07/2011
FILED 04:47 PM 02/07/2011
SRV 110129500 - 4937045 FILE

CERTIFICATE OF INCORPORATION

OF

OMICRON HOLDINGS CORP.

FIRST: The name of the corporation is Omicron Holdings Corp. (the "Corporation").

SECOND: The address of its registered office in the State of Delaware is Corporation Trust Center, 1209 Orange Street, City of Wilmington, County of New Castle, Delaware 19801. The name of its registered agent at such address is The Corporation Trust Company.

THIRD: The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware as the same exists or may hereafter be amended ("Delaware Law").

FOURTH: (1) The total number of shares of stock which the Corporation shall have authority to issue is 2,000, consisting of 1,000 shares of Common Stock, par value $0.01 per share (the "Common Stock"), and 1,000 shares of Preferred Stock, par value $0.01 per share (the "Preferred Stock").

(2) The Board of Directors is hereby empowered to authorize by resolution or resolutions from time to time the issuance of one or more classes or series of Preferred Stock and to fix the designations, powers, preferences and relative, participating, optional or other rights, if any, and the qualifications, limitations or restrictions thereof, if any, with respect to each such class or series of Preferred Stock and the number of shares constituting each such class or series, and to increase or decrease the number of shares of any such class or series to the extent permitted by Delaware Law.

FIFTH: The name and mailing address of the incorporator are:

Name	Mailing Address
Malik M. Khalil	Davis Polk & Wardwell 450 Lexington Avenue New York, New York 10017

SIXTH: The Board of Directors shall have the power to adopt, amend or repeal the bylaws of the Corporation.

[illegible]

SEVENTH: Election of directors need not be by written ballot unless the bylaws of the Corporation so provide.

EIGHTH: The Corporation expressly elects not to be governed by Section 203 of Delaware Law.

NINTH: (1) A director of the Corporation shall not be liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director to the fullest extent permitted by Delaware Law.

(2)(a) Each person (and the heirs, executors or administrators of such person) who was or is a party or is threatened to be made a party to, or is involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was a director or officer of the Corporation or is or was serving at the request of the Corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, shall be indemnified and held harmless by the Corporation to the fullest extent permitted by Delaware Law. The right to indemnification conferred in this ARTICLE NINTH shall also include the right to be paid by the Corporation the expenses incurred in connection with any such proceeding in advance of its final disposition to the fullest extent authorized by Delaware Law. The right to indemnification conferred in this ARTICLE NINTH shall be a contract right.

(b) The Corporation may, by action of its Board of Directors, provide indemnification to such of the employees and agents of the Corporation to such extent and to such effect as the Board of Directors shall determine to be appropriate and authorized by Delaware Law.

(3) The Corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss incurred by such person in any such capacity or arising out of such person's status as such, whether or not the Corporation would have the power to indemnify such person against such liability under Delaware Law.

(4) The rights and authority conferred in this ARTICLE NINTH shall not be exclusive of any other right which any person may otherwise have or hereafter acquire.

(5) Neither the amendment nor repeal of this ARTICLE NINTH, nor the adoption of any provision of this Certificate of Incorporation or the bylaws of the Corporation, nor, to the fullest extent permitted by Delaware Law, any modification of law, shall adversely affect any right or protection of any person

granted pursuant hereto existing at, or arising out of or related to any event, act or omission that occurred prior to, the time of such amendment, repeal, adoption or modification (regardless of when any proceeding (or part thereof) relating to such event, act or omission arises or is first threatened, commenced or completed).

TENTH: The Corporation reserves the right to amend this Certificate of Incorporation in any manner permitted by Delaware Law and all rights and powers conferred herein on stockholders, directors and officers, if any, are subject to this reserved power.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Incorporation this 7th day of February, 2011.

Malik M. Khalil
Incorporator

BYLAWS

OF

OMICRON HOLDINGS CORP.

* * * * *

ARTICLE 1
OFFICES

Section 1.01. *Registered Office.* The registered office of the Corporation shall be in the City of Wilmington, County of New Castle, State of Delaware.

Section 1.02. *Other Offices.* The Corporation may also have offices at such other places both within and without the State of Delaware as the Board of Directors may from time to time determine or the business of the Corporation may require.

Section 1.03. *Books.* The books of the Corporation may be kept within or without the State of Delaware as the Board of Directors may from time to time determine or the business of the Corporation may require.

ARTICLE 2
MEETINGS OF STOCKHOLDERS

Section 2.01. *Time and Place of Meetings.* All meetings of stockholders shall be held at such place, either within or without the State of Delaware, on such date and at such time as may be determined from time to time by the Board of Directors (or the Chairman in the absence of a designation by the Board of Directors).

Section 2.02. *Annual Meetings.* Unless directors are elected by written consent in lieu of an annual meeting as permitted by the General Corporation Law of the State of Delaware as the same exists or may hereafter be amended ("Delaware Law"), an annual meeting of stockholders, commencing with the year 2012, shall be held for the election of directors and to transact such other business as may properly be brought before the meeting. Stockholders may, unless the certificate of incorporation otherwise provides, act by written consent to elect directors; *provided, however*, that if such consent is less than unanimous, such action by written consent may be in lieu of holding an annual meeting only if all of the directorships to which directors could be elected at an annual meeting held at the effective time of such action are vacant and are filled by such action.

Section 2.03. *Special Meetings.* Special meetings of stockholders may be called by the Board of Directors or the Chairman of the Board and shall be called by the Secretary at the request in writing of holders of record of a majority of the outstanding capital stock of the Corporation entitled to vote. Such request shall state the purpose or purposes of the proposed meeting.

Section 2.04. *Notice of Meetings and Adjourned Meetings; Waivers of Notice.* (a) Whenever stockholders are required or permitted to take any action at a meeting, a written notice of the meeting shall be given which shall state the place, if any, date and hour of the meeting, the means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting, and, in the case of a special meeting, the purpose or purposes for which the meeting is called. Unless otherwise provided by Delaware Law, such notice shall be given not less than 10 nor more than 60 days before the date of the meeting to each stockholder of record entitled to vote at such meeting. Unless these bylaws otherwise require, when a meeting is adjourned to another time or place (whether or not a quorum is present), notice need not be given of the adjourned meeting if the time, place, if any, and the means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting, are announced at the meeting at which the adjournment is taken. At the adjourned meeting, the Corporation may transact any business which might have been transacted at the original meeting. If the adjournment is for more than 30 days, or after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting.

(b) A written waiver of any such notice signed by the person entitled thereto, or a waiver by electronic transmission by the person entitled to notice, whether before or after the time stated therein, shall be deemed equivalent to notice. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends the meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Business transacted at any special meeting of stockholders shall be limited to the purposes stated in the notice.

Section 2.05. *Quorum.* Unless otherwise provided under the certificate of incorporation or these bylaws and subject to Delaware Law, the presence, in person or by proxy, of the holders of a majority of the outstanding capital stock of the Corporation entitled to vote at a meeting of stockholders shall constitute a quorum for the transaction of business. If, however, such quorum shall not be present or represented at any meeting of the stockholders, a majority in voting interest of the stockholders present in person or represented by proxy may adjourn the meeting, without notice other than announcement at the meeting, until a quorum shall be present or represented. At such adjourned meeting at which a quorum shall be present or represented any business may be transacted which might have been transacted at the meeting as originally notified.

Section 2.06. *Voting.* (a) Unless otherwise provided in the certificate of incorporation and subject to Delaware Law, each stockholder shall be entitled to one vote for each outstanding share of capital stock of the Corporation held by such stockholder. Any share of capital stock of the Corporation held by the Corporation shall have no voting rights. Except as otherwise provided by law, the Certificate of Incorporation or these By-Laws, in all matters other than the election of directors, the affirmative vote of the majority of the shares of capital stock of the Corporation present in person or represented by proxy at the meeting and entitled to vote on the subject matter shall be the act of the stockholders.

(b) Each stockholder entitled to vote at a meeting of stockholders or to express consent or dissent to a corporate action in writing without a meeting may authorize another person or persons to act for such stockholder by proxy, appointed by an instrument in writing, subscribed by such stockholder or by his attorney thereunto authorized, or by proxy sent by cable, telegram or by any means of electronic communication permitted by law, which results in a writing from such stockholder or by his attorney, and delivered to the secretary of the meeting. No proxy shall be voted after three (3) years from its date, unless said proxy provides for a longer period.

(c) In determining the number of votes cast for or against a proposal or nominee, shares abstaining from voting on a matter will not be treated as a vote cast.

Section 2.07. *Action by Consent.* (a) Unless otherwise provided in the certificate of incorporation and subject to the proviso in Section 2.02, any action required to be taken at any annual or special meeting of stockholders, or any action which may be taken at any annual or special meeting of stockholders, may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be signed by the holders of outstanding capital stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted and shall be delivered to the Corporation by delivery to its registered office in Delaware, its principal place of business, or an officer or agent of the Corporation having custody of the book in which proceedings of meetings of stockholders are recorded. Delivery made to the Corporation's registered office shall be by hand or by certified or registered mail, return receipt requested. Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not consented in writing and who, if the action had been taken at a meeting, would have been entitled to notice of the meeting if the record date for such meeting had been the date that written consents signed by a sufficient number of stockholders to take the action were delivered to the Corporation as provided in Section 2.07(b).

(b) Every written consent shall bear the date of signature of each stockholder who signs the consent, and no written consent shall be effective to take the corporate action referred to therein unless, within 60 days of the earliest dated consent delivered in the manner required by this section and Delaware Law to the Corporation, written consents signed by a sufficient number of holders to take action are delivered to the Corporation by delivery to its registered office in Delaware, its principal place of business or an officer or agent of the Corporation having custody of the book in which proceedings of meetings of stockholders are recorded. Delivery made to the Corporation's registered office shall be by hand or by certified or registered mail, return receipt requested.

Section 2.08. *Organization.* At each meeting of stockholders, the Chairman of the Board, if one shall have been elected, or in the Chairman's absence or if one shall not have been elected, the director designated by the vote of the majority of the directors present at such meeting, shall act as chairman of the meeting. The Secretary (or in the Secretary's absence or inability to act, the person whom the chairman of the meeting shall appoint secretary of the meeting) shall act as secretary of the meeting and keep the minutes thereof.

Section 2.09. *Order of Business.* The order of business at all meetings of stockholders shall be as determined by the chairman of the meeting.

ARTICLE 3
DIRECTORS

Section 3.01. *General Powers.* Except as otherwise provided in Delaware Law or the certificate of incorporation, the business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors.

Section 3.02. *Number, Election and Term Of Office.* (a) The number of directors which shall constitute the whole Board shall be fixed from time to time by resolution of the Board of Directors but shall not be less than two or more than nine. The directors shall be elected at the annual meeting of the stockholders by written ballot, except as provided in Section 2.02 and Section 3.12 herein, and each director so elected shall hold office until such director's successor is elected and qualified or until such director's earlier death, resignation or removal. Directors need not be stockholders.

(b) Subject to the rights of the holders of any series of preferred stock to elect additional directors under specific circumstances, directors shall be elected by a plurality of the votes of the shares of capital stock of the Corporation present in person or represented by proxy at the meeting and entitled to vote on the election of directors.

Section 3.03. *Quorum and Manner of Acting.* Unless the certificate of incorporation or these bylaws require a greater number, a majority of the total number of directors shall constitute a quorum for the transaction of business, and the affirmative vote of a majority of the directors present at a meeting at which a quorum is present shall be the act of the Board of Directors. When a meeting is adjourned to another time or place (whether or not a quorum is present), notice need not be given of the adjourned meeting if the time and place thereof are announced at the meeting at which the adjournment is taken. At the adjourned meeting, the Board of Directors may transact any business which might have been transacted at the original meeting. If a quorum shall not be present at any meeting of the Board of Directors the directors present thereat shall adjourn the meeting, from time to time, without notice other than announcement at the meeting, until a quorum shall be present.

Section 3.04. *Time and Place of Meetings.* The Board of Directors shall hold its meetings at such place, either within or without the State of Delaware, and at such time as may be determined from time to time by the Board of Directors (or the Chairman in the absence of a determination by the Board of Directors).

Section 3.05. *Annual Meeting.* The Board of Directors shall meet for the purpose of organization, the election of officers and the transaction of other business, as soon as practicable after each annual meeting of stockholders, on the same day and at the same place where such annual meeting shall be held. Notice of such meeting need not be given. In the event such annual meeting is not so held, the annual meeting of the Board of Directors may be held at such place either within or without the State of Delaware, on such date and at such time as shall be specified in a notice thereof given as hereinafter provided in Section 3.07 herein or in a waiver of notice thereof signed by any director who chooses to waive the requirement of notice.

Section 3.06. *Regular Meetings.* After the place and time of regular meetings of the Board of Directors shall have been determined and notice thereof shall have been once given to each member of the Board of Directors, regular meetings may be held without further notice being given.

Section 3.07. *Special Meetings.* Special meetings of the Board of Directors may be called by the Chairman of the Board or the President and shall be called by the Chairman of the Board, President or Secretary on the written request of two directors. Notice of special meetings of the Board of Directors shall be given to each director at least three days before the date of the meeting in such manner as is determined by the Board of Directors.

Section 3.08. *Committees.* The Board of Directors may designate one or more committees, each committee to consist of one or more of the directors of the Corporation. The Board may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. In the absence or disqualification of a member of a committee, the member or members present at any meeting and not disqualified from voting, whether or not such member or members constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in the place of any such absent or disqualified member. Any such committee, to the extent provided in the resolution of the Board of Directors, shall have and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the Corporation, and may authorize the seal of the Corporation to be affixed to all papers which may require it; but no such committee shall have the power or authority in reference to the following matter: (a) approving or adopting, or recommending to the stockholders, any action or matter expressly required by Delaware Law to be submitted to the stockholders for approval or (b) adopting, amending or repealing any bylaw of the Corporation. Each committee shall keep regular minutes of its meetings and report the same to the Board of Directors when required.

Section 3.09. *Action by Consent.* Unless otherwise restricted by the certificate of incorporation or these bylaws, any action required or permitted to be taken at any meeting of the Board of Directors or of any committee thereof may be taken without a meeting, if all members of the Board or committee, as the case may be, consent thereto in writing or by electronic transmission, and the writing or writings or electronic transmission or transmissions, are filed with the minutes of proceedings of the Board or committee. Such filing shall be in paper form if the minutes are maintained in paper form and shall be in electronic form if the minutes are maintained in electronic form.

Section 3.10. *Telephonic Meetings.* Unless otherwise restricted by the certificate of incorporation or these bylaws, members of the Board of Directors, or any committee designated by the Board of Directors, may participate in a meeting of the Board of Directors, or such committee, as the case may be, by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and such participation in a meeting shall constitute presence in person at the meeting.

Section 3.11. *Resignation.* Any director may resign at any time by giving notice in writing or by electronic transmission to the Board of Directors or to the Secretary of the Corporation. The resignation of any director shall take effect upon receipt of notice thereof or at such later time as shall be specified in such notice; and unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective.

Section 3.12. *Vacancies.* Unless otherwise provided in the certificate of incorporation, vacancies and newly created directorships resulting from any increase in the authorized number of directors elected by all the stockholders having the right to vote as a single class may be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director. Whenever the holders of any class or classes of stock or series thereof are entitled to elect one or more directors by the certificate of incorporation, vacancies and newly created directorships of such class or classes or series may be filled by a majority of directors elected by such class or classes or series thereof then in office, or by a sole remaining director so elected. Each director so chosen shall hold office until his or her successor is elected and qualified, or until his or her earlier death, resignation or removal. If there are no directors in office, then an election of directors may be held in accordance with Delaware Law. Unless otherwise provided in the certificate of incorporation, when one or more directors shall resign from the Board, effective at a future date, a majority of the directors then in office shall have the power to fill such vacancy or vacancies, the vote thereon to take effect when such resignation or resignations shall become effective, and each director so chosen shall hold office as provided in the filling of other vacancies.

Section 3.13. *Removal.* Any director or the entire Board of Directors may be removed, with or without cause, at any time by the affirmative vote of the holders of a majority of the outstanding capital stock of the Corporation then entitled to vote at any election of directors and the vacancies thus created may be filled in accordance with Section 3.12 herein.

Section 3.14. *Compensation.* Unless otherwise restricted by the certificate of incorporation or these bylaws, the Board of Directors shall have authority to fix the compensation of directors, including fees and reimbursement of expenses.

ARTICLE 4
OFFICERS

Section 4.01. *Principal Officers.* The principal officers of the Corporation shall be a President, one or more Vice Presidents, a Treasurer and a Secretary who shall have the duty, among other things, to record the proceedings of the meetings of stockholders and directors in a book kept for that purpose. The Corporation may also have such other principal officers, including one or more Controllers, as the Board may in its discretion appoint. One person may hold the offices and perform the duties of any two or more of said offices, except that no one person shall hold the offices and perform the duties of President and Secretary.

Section 4.02. *Election, Term of Office and Remuneration.* The principal officers of the Corporation shall be elected annually by the Board of Directors at the annual meeting thereof. Each such officer shall hold office until his or her successor is elected and qualified, or until his or her earlier death, resignation or removal. The remuneration of all officers of the Corporation shall be fixed by the Board of Directors. Any vacancy in any office shall be filled in such manner as the Board of Directors shall determine.

Section 4.03. *Subordinate Officers.* In addition to the principal officers enumerated in Section 4.01 herein, the Corporation may have one or more Assistant Treasurers, Assistant Secretaries and Assistant Controllers and such other subordinate officers, agents and employees as the Board of Directors may deem necessary, each of whom shall hold office for such period as the Board of Directors may from time to time determine. The Board of Directors may delegate to any principal officer the power to appoint and to remove any such subordinate officers, agents or employees.

Section 4.04. *Removal.* Except as otherwise permitted with respect to subordinate officers, any officer may be removed, with or without cause, at any time, by resolution adopted by the Board of Directors.

Section 4.05. *Resignations.* Any officer may resign at any time by giving written notice to the Board of Directors (or to a principal officer if the Board of Directors has delegated to such principal officer the power to appoint and to remove such officer). The resignation of any officer shall take effect upon receipt of notice thereof or at such later time as shall be specified in such notice; and unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective.

Section 4.06. *Powers and Duties.* The officers of the Corporation shall have such powers and perform such duties incident to each of their respective offices and such other duties as may from time to time be conferred upon or assigned to them by the Board of Directors.

ARTICLE 5
CAPITAL STOCK

Section 5.01. *Certificates For Stock; Uncertificated Shares.* The shares of the Corporation shall be represented by certificates, provided that the Board of Directors of the Corporation may provide by resolution or resolutions that some or all of any or all classes or series of its stock shall be uncertificated shares. Any such resolution shall not apply to shares represented by a certificate until such certificate is surrendered to the Corporation. Except as otherwise provided by law, the rights and obligations of the holders of uncertificated shares and the rights and obligations of the holders of shares represented by certificates of the same class and series shall be identical. Every holder of stock represented by certificates shall be entitled to have a certificate signed by, or in the name of the Corporation by the Chairman or Vice Chairman of the Board of Directors, or the President or Vice President, and by the Treasurer or an assistant Treasurer, or the Secretary or an assistant Secretary of such Corporation representing the number of shares registered in certificate form. Any or all of the signatures on the certificate may be a facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the Corporation with the same effect as if such person were such officer, transfer agent or registrar at the date of issue. A Corporation shall not have power to issue a certificate in bearer form.

Section 5.02. *Transfer Of Shares.* Shares of the stock of the Corporation may be transferred on the record of stockholders of the Corporation by the holder thereof or by such holder's duly authorized attorney upon surrender of a certificate therefor properly endorsed or upon receipt of proper transfer instructions from the registered holder of uncertificated shares or by such holder's duly authorized attorney and upon compliance with appropriate procedures for transferring shares in uncertificated form, unless waived by the Corporation.

Section 5.03. *Authority for Additional Rules Regarding Transfer.* The Board of Directors shall have the power and authority to make all such rules and regulations as they may deem expedient concerning the issue, transfer and registration of certificated or uncertificated shares of the stock of the Corporation, as well as for the issuance of new certificates in lieu of those which may be lost or destroyed, and may require of any stockholder requesting replacement of lost or destroyed certificates, bond in such amount and in such form as they may deem expedient to indemnify the Corporation, and/or the transfer agents, and/or the registrars of its stock against any claims arising in connection therewith.

ARTICLE 6
GENERAL PROVISIONS

Section 6.01. *Fixing the Record Date.* (a) In order that the Corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which record date shall not be more than 60 nor less than 10 days before the date of such meeting.

If no record date is fixed by the Board of Directors, the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; *provided* that the Board of Directors may fix a new record date for the adjourned meeting.

(b) In order that the Corporation may determine the stockholders entitled to consent to corporate action in writing without a meeting, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which date shall not be more than 10 days after the date upon which the resolution fixing the record date is adopted by the Board of Directors. If no record date has been fixed by the Board of Directors, the record date for determining stockholders entitled to consent to corporate action in writing without a meeting, when no prior action by the Board of Directors is required by Delaware Law, shall be the first date on which a signed written consent setting forth the action taken or proposed to be taken is delivered to the Corporation by delivery to its registered office in Delaware, its principal place of business, or an officer or agent of the Corporation having custody of the book in which proceedings of meetings of stockholders are recorded. Delivery made to the Corporation's registered office shall be by hand or by certified or registered mail, return receipt requested. If no record date has been fixed by the Board of Directors and prior action by the Board of Directors is required by Delaware Law, the record date for determining stockholders entitled to consent to corporate action in writing without a meeting shall be at the close of business on the day on which the Board of Directors adopts the resolution taking such prior action.

(c) In order that the Corporation may determine the stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights or the stockholders entitled to exercise any rights in respect of any change, conversion or exchange of stock, or for the purpose of any other lawful action, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted, and which record date shall be not more than 60 days prior to such action. If no record date is fixed, the record date for determining stockholders for any such purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto.

Section 6.02. *Dividends.* Subject to limitations contained in Delaware Law and the certificate of incorporation, the Board of Directors may declare and pay dividends upon the shares of capital stock of the Corporation, which dividends may be paid either in cash, in property or in shares of the capital stock of the Corporation.

Section 6.03. *Year.* The fiscal year of the Corporation shall commence on January 1 and end on December 31 of each year.

Section 6.04. *Corporate Seal.* The corporate seal shall have inscribed thereon the name of the Corporation, the year of its organization and the words "Corporate Seal, Delaware". The seal may be used by causing it or a facsimile thereof to be impressed, affixed or otherwise reproduced.

Section 6.05. *Voting of Stock Owned by the Corporation.* The Board of Directors may authorize any person, on behalf of the Corporation, to attend, vote at and grant proxies to be used at any meeting of stockholders of any corporation (except this Corporation) in which the Corporation may hold stock.

Section 6.06. *Amendments.* These bylaws or any of them, may be altered, amended or repealed, or new bylaws may be made, by the stockholders entitled to vote thereon at any annual or special meeting thereof or by the Board of Directors.

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF INCORPORATION OF "OMICRON INTERMEDIATE HOLDINGS CORP.", FILED IN THIS OFFICE ON THE SEVENTH DAY OF FEBRUARY, A.D. 2011, AT 12:51 O'CLOCK P.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE NEW CASTLE COUNTY RECORDER OF DEEDS.





Jeffrey W. Bullock, Secretary of State

4936931 8100

110122760

AUTHENTICATION: 8544365

DATE: 02-07-11

You may verify this certificate online at corp.delaware.gov/authver.shtml

State of Delaware
Secretary of State
Division of Corporations
Delivered 01:02 PM 02/07/2011
FILED 12:51 PM 02/07/2011
SRV 110122760 - 4936931 FILE

CERTIFICATE OF INCORPORATION

OF

OMICRON INTERMEDIATE HOLDINGS CORP.

FIRST: The name of the corporation is Omicron Intermediate Holdings Corp. (the "Corporation").

SECOND: The address of its registered office in the State of Delaware is Corporation Trust Center, 1209 Orange Street, City of Wilmington, County of New Castle, Delaware 19801. The name of its registered agent at such address is The Corporation Trust Company.

THIRD: The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware as the same exists or may hereafter be amended ("Delaware Law").

FOURTH: The total number of shares of stock which the Corporation shall have authority to issue is 1,000, and the par value of each such share is $0.01, amounting in the aggregate to $10.00.

FIFTH: The name and mailing address of the incorporator are:

Name	Mailing Address
Malik M. Khalil	Davis Polk & Wardwell 450 Lexington Avenue New York, New York 10017

SIXTH: The Board of Directors shall have the power to adopt, amend or repeal the bylaws of the Corporation.

SEVENTH: Election of directors need not be by written ballot unless the bylaws of the Corporation so provide.

EIGHTH: The Corporation expressly elects not to be governed by Section 203 of Delaware Law.

NINTH: (1) A director of the Corporation shall not be liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director to the fullest extent permitted by Delaware Law.

(2)(a) Each person (and the heirs, executors or administrators of such person) who was or is a party or is threatened to be made a party to, or is involved

in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was a director or officer of the Corporation or is or was serving at the request of the Corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, shall be indemnified and held harmless by the Corporation to the fullest extent permitted by Delaware Law. The right to indemnification conferred in this ARTICLE NINTH shall also include the right to be paid by the Corporation the expenses incurred in connection with any such proceeding in advance of its final disposition to the fullest extent authorized by Delaware Law. The right to indemnification conferred in this ARTICLE NINTH shall be a contract right.

(b) The Corporation may, by action of its Board of Directors, provide indemnification to such of the employees and agents of the Corporation to such extent and to such effect as the Board of Directors shall determine to be appropriate and authorized by Delaware Law.

(3) The Corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss incurred by such person in any such capacity or arising out of such person's status as such, whether or not the Corporation would have the power to indemnify such person against such liability under Delaware Law.

(4) The rights and authority conferred in this ARTICLE NINTH shall not be exclusive of any other right which any person may otherwise have or hereafter acquire.

(5) Neither the amendment nor repeal of this ARTICLE NINTH, nor the adoption of any provision of this Certificate of Incorporation or the bylaws of the Corporation, nor, to the fullest extent permitted by Delaware Law, any modification of law, shall adversely affect any right or protection of any person granted pursuant hereto existing at, or arising out of or related to any event, act or omission that occurred prior to, the time of such amendment, repeal, adoption or modification (regardless of when any proceeding (or part thereof) relating to such event, act or omission arises or is first threatened, commenced or completed).

TENTH: The Corporation reserves the right to amend this Certificate of Incorporation in any manner permitted by Delaware Law and all rights and powers conferred herein on stockholders, directors and officers, if any, are subject to this reserved power.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Incorporation this 7th day of February, 2011.



Malik M. Khalil
Incorporator

{NY} 01102/003/KO.DOCS/...

BYLAWS

OF

OMICRON INTERMEDIATE HOLDINGS CORP.

*****

ARTICLE 1
OFFICES

Section 1.01. *Registered Office.* The registered office of the Corporation shall be in the City of Wilmington, County of New Castle, State of Delaware.

Section 1.02. *Other Offices.* The Corporation may also have offices at such other places both within and without the State of Delaware as the Board of Directors may from time to time determine or the business of the Corporation may require.

Section 1.03. *Books.* The books of the Corporation may be kept within or without the State of Delaware as the Board of Directors may from time to time determine or the business of the Corporation may require.

ARTICLE 2
MEETINGS OF STOCKHOLDERS

Section 2.01. *Time and Place of Meetings.* All meetings of stockholders shall be held at such place, either within or without the State of Delaware, on such date and at such time as may be determined from time to time by the Board of Directors (or the Chairman in the absence of a designation by the Board of Directors).

Section 2.02. *Annual Meetings.* Unless directors are elected by written consent in lieu of an annual meeting as permitted by the General Corporation Law of the State of Delaware as the same exists or may hereafter be amended ("Delaware Law"), an annual meeting of stockholders, commencing with the year 2012, shall be held for the election of directors and to transact such other business as may properly be brought before the meeting. Stockholders may, unless the certificate of incorporation otherwise provides, act by written consent to elect directors; *provided, however*, that if such consent is less than unanimous, such action by written consent may be in lieu of holding an annual meeting only if all of the directorships to which directors could be elected at an annual meeting held at the effective time of such action are vacant and are filled by such action.

Section 2.03. *Special Meetings.* Special meetings of stockholders may be called by the Board of Directors or the Chairman of the Board and shall be called by the Secretary at the request in writing of holders of record of a majority of the outstanding capital stock of the Corporation entitled to vote. Such request shall state the purpose or purposes of the proposed meeting.

Section 2.04. *Notice of Meetings and Adjourned Meetings; Waivers of Notice.* (a) Whenever stockholders are required or permitted to take any action at a meeting, a written notice of the meeting shall be given which shall state the place, if any, date and hour of the meeting, the means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting, and, in the case of a special meeting, the purpose or purposes for which the meeting is called. Unless otherwise provided by Delaware Law, such notice shall be given not less than 10 nor more than 60 days before the date of the meeting to each stockholder of record entitled to vote at such meeting. Unless these bylaws otherwise require, when a meeting is adjourned to another time or place (whether or not a quorum is present), notice need not be given of the adjourned meeting if the time, place, if any, and the means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting, are announced at the meeting at which the adjournment is taken. At the adjourned meeting, the Corporation may transact any business which might have been transacted at the original meeting. If the adjournment is for more than 30 days, or after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting.

(b) A written waiver of any such notice signed by the person entitled thereto, or a waiver by electronic transmission by the person entitled to notice, whether before or after the time stated therein, shall be deemed equivalent to notice. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends the meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Business transacted at any special meeting of stockholders shall be limited to the purposes stated in the notice.

Section 2.05. *Quorum.* Unless otherwise provided under the certificate of incorporation or these bylaws and subject to Delaware Law, the presence, in person or by proxy, of the holders of a majority of the outstanding capital stock of the Corporation entitled to vote at a meeting of stockholders shall constitute a quorum for the transaction of business. If, however, such quorum shall not be present or represented at any meeting of the stockholders, a majority in voting interest of the stockholders present in person or represented by proxy may adjourn the meeting, without notice other than announcement at the meeting, until a quorum shall be present or represented. At such adjourned meeting at which a

quorum shall be present or represented any business may be transacted which might have been transacted at the meeting as originally notified.

Section 2.06. *Voting.* (a) Unless otherwise provided in the certificate of incorporation and subject to Delaware Law, each stockholder shall be entitled to one vote for each outstanding share of capital stock of the Corporation held by such stockholder. Any share of capital stock of the Corporation held by the Corporation shall have no voting rights. Except as otherwise provided by law, the Certificate of Incorporation or these By-Laws, in all matters other than the election of directors, the affirmative vote of the majority of the shares of capital stock of the Corporation present in person or represented by proxy at the meeting and entitled to vote on the subject matter shall be the act of the stockholders.

(b) Each stockholder entitled to vote at a meeting of stockholders or to express consent or dissent to a corporate action in writing without a meeting may authorize another person or persons to act for such stockholder by proxy, appointed by an instrument in writing, subscribed by such stockholder or by his attorney thereunto authorized, or by proxy sent by cable, telegram or by any means of electronic communication permitted by law, which results in a writing from such stockholder or by his attorney, and delivered to the secretary of the meeting. No proxy shall be voted after three (3) years from its date, unless said proxy provides for a longer period.

(c) In determining the number of votes cast for or against a proposal or nominee, shares abstaining from voting on a matter will not be treated as a vote cast.

Section 2.07. *Action by Consent.* (a) Unless otherwise provided in the certificate of incorporation and subject to the proviso in Section 2.02, any action required to be taken at any annual or special meeting of stockholders, or any action which may be taken at any annual or special meeting of stockholders, may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be signed by the holders of outstanding capital stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted and shall be delivered to the Corporation by delivery to its registered office in Delaware, its principal place of business, or an officer or agent of the Corporation having custody of the book in which proceedings of meetings of stockholders are recorded. Delivery made to the Corporation's registered office shall be by hand or by certified or registered mail, return receipt requested. Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not consented in writing and who, if the action had been taken at a meeting, would have been entitled to notice of the meeting if the record date for such meeting had been the date that written consents signed by a sufficient number of stockholders to take the action were delivered to the Corporation as provided in Section 2.07(b).

(b) Every written consent shall bear the date of signature of each stockholder who signs the consent, and no written consent shall be effective to take the corporate action referred to therein unless, within 60 days of the earliest dated consent delivered in the manner required by this section and Delaware Law to the Corporation, written consents signed by a sufficient number of holders to take action are delivered to the Corporation by delivery to its registered office in Delaware, its principal place of business or an officer or agent of the Corporation having custody of the book in which proceedings of meetings of stockholders are recorded. Delivery made to the Corporation's registered office shall be by hand or by certified or registered mail, return receipt requested.

Section 2.08. *Organization.* At each meeting of stockholders, the Chairman of the Board, if one shall have been elected, or in the Chairman's absence or if one shall not have been elected, the director designated by the vote of the majority of the directors present at such meeting, shall act as chairman of the meeting. The Secretary (or in the Secretary's absence or inability to act, the person whom the chairman of the meeting shall appoint secretary of the meeting) shall act as secretary of the meeting and keep the minutes thereof.

Section 2.09. *Order of Business.* The order of business at all meetings of stockholders shall be as determined by the chairman of the meeting.

ARTICLE 3
DIRECTORS

Section 3.01. *General Powers.* Except as otherwise provided in Delaware Law or the certificate of incorporation, the business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors.

Section 3.02. *Number, Election and Term Of Office.* (a) The number of directors which shall constitute the whole Board shall be fixed from time to time by resolution of the Board of Directors but shall not be less than two or more than nine. The directors shall be elected at the annual meeting of the stockholders by written ballot, except as provided in Section 2.02 and Section 3.12 herein, and each director so elected shall hold office until such director's successor is elected and qualified or until such director's earlier death, resignation or removal. Directors need not be stockholders.

(b) Subject to the rights of the holders of any series of preferred stock to elect additional directors under specific circumstances, directors shall be elected by a plurality of the votes of the shares of capital stock of the Corporation present in person or represented by proxy at the meeting and entitled to vote on the election of directors.

Section 3.03. *Quorum and Manner of Acting.* Unless the certificate of incorporation or these bylaws require a greater number, a majority of the total number of directors shall constitute a quorum for the transaction of business, and the affirmative vote of a majority of the directors present at a meeting at which a quorum is present shall be the act of the Board of Directors. When a meeting is adjourned to another time or place (whether or not a quorum is present), notice need not be given of the adjourned meeting if the time and place thereof are announced at the meeting at which the adjournment is taken. At the adjourned meeting, the Board of Directors may transact any business which might have been transacted at the original meeting. If a quorum shall not be present at any meeting of the Board of Directors the directors present thereat shall adjourn the meeting, from time to time, without notice other than announcement at the meeting, until a quorum shall be present.

Section 3.04. *Time and Place of Meetings.* The Board of Directors shall hold its meetings at such place, either within or without the State of Delaware, and at such time as may be determined from time to time by the Board of Directors (or the Chairman in the absence of a determination by the Board of Directors).

Section 3.05. *Annual Meeting.* The Board of Directors shall meet for the purpose of organization, the election of officers and the transaction of other business, as soon as practicable after each annual meeting of stockholders, on the same day and at the same place where such annual meeting shall be held. Notice of such meeting need not be given. In the event such annual meeting is not so held, the annual meeting of the Board of Directors may be held at such place either within or without the State of Delaware, on such date and at such time as shall be specified in a notice thereof given as hereinafter provided in Section 3.07 herein or in a waiver of notice thereof signed by any director who chooses to waive the requirement of notice.

Section 3.06. *Regular Meetings.* After the place and time of regular meetings of the Board of Directors shall have been determined and notice thereof shall have been once given to each member of the Board of Directors, regular meetings may be held without further notice being given.

Section 3.07. *Special Meetings.* Special meetings of the Board of Directors may be called by the Chairman of the Board or the President and shall be called by the Chairman of the Board, President or Secretary on the written request of two directors. Notice of special meetings of the Board of Directors shall be given to each director at least three days before the date of the meeting in such manner as is determined by the Board of Directors.

Section 3.08. *Committees.* The Board of Directors may designate one or more committees, each committee to consist of one or more of the directors of the Corporation. The Board may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. In the absence or disqualification of a member of a committee, the member or members present at any meeting and not disqualified from voting, whether or not such member or members constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in the place of any such absent or disqualified member. Any such committee, to the extent provided in the resolution of the Board of Directors, shall have and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the Corporation, and may authorize the seal of the Corporation to be affixed to all papers which may require it; but no such committee shall have the power or authority in reference to the following matter: (a) approving or adopting, or recommending to the stockholders, any action or matter expressly required by Delaware Law to be submitted to the stockholders for approval or (b) adopting, amending or repealing any bylaw of the Corporation. Each committee shall keep regular minutes of its meetings and report the same to the Board of Directors when required.

Section 3.09. *Action by Consent.* Unless otherwise restricted by the certificate of incorporation or these bylaws, any action required or permitted to be taken at any meeting of the Board of Directors or of any committee thereof may be taken without a meeting, if all members of the Board or committee, as the case may be, consent thereto in writing or by electronic transmission, and the writing or writings or electronic transmission or transmissions, are filed with the minutes of proceedings of the Board or committee. Such filing shall be in paper form if the minutes are maintained in paper form and shall be in electronic form if the minutes are maintained in electronic form.

Section 3.10. *Telephonic Meetings.* Unless otherwise restricted by the certificate of incorporation or these bylaws, members of the Board of Directors, or any committee designated by the Board of Directors, may participate in a meeting of the Board of Directors, or such committee, as the case may be, by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and such participation in a meeting shall constitute presence in person at the meeting.

Section 3.11. *Resignation.* Any director may resign at any time by giving notice in writing or by electronic transmission to the Board of Directors or to the Secretary of the Corporation. The resignation of any director shall take effect upon receipt of notice thereof or at such later time as shall be specified in such notice; and unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective.

Section 3.12. *Vacancies.* Unless otherwise provided in the certificate of incorporation, vacancies and newly created directorships resulting from any increase in the authorized number of directors elected by all the stockholders having the right to vote as a single class may be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director. Whenever the holders of any class or classes of stock or series thereof are entitled to elect one or more directors by the certificate of incorporation, vacancies and newly created directorships of such class or classes or series may be filled by a majority of directors elected by such class or classes or series thereof then in office, or by a sole remaining director so elected. Each director so chosen shall hold office until his or her successor is elected and qualified, or until his or her earlier death, resignation or removal. If there are no directors in office, then an election of directors may be held in accordance with Delaware Law. Unless otherwise provided in the certificate of incorporation, when one or more directors shall resign from the Board, effective at a future date, a majority of the directors then in office shall have the power to fill such vacancy or vacancies, the vote thereon to take effect when such resignation or resignations shall become effective, and each director so chosen shall hold office as provided in the filling of other vacancies.

Section 3.13. *Removal.* Any director or the entire Board of Directors may be removed, with or without cause, at any time by the affirmative vote of the holders of a majority of the outstanding capital stock of the Corporation then entitled to vote at any election of directors and the vacancies thus created may be filled in accordance with Section 3.12 herein.

Section 3.14. *Compensation.* Unless otherwise restricted by the certificate of incorporation or these bylaws, the Board of Directors shall have authority to fix the compensation of directors, including fees and reimbursement of expenses.

ARTICLE 4
OFFICERS

Section 4.01. *Principal Officers.* The principal officers of the Corporation shall be a President, one or more Vice Presidents, a Treasurer and a Secretary who shall have the duty, among other things, to record the proceedings of the meetings of stockholders and directors in a book kept for that purpose. The Corporation may also have such other principal officers, including one or more Controllers, as the Board may in its discretion appoint. One person may hold the offices and perform the duties of any two or more of said offices, except that no one person shall hold the offices and perform the duties of President and Secretary.

Section 4.02. *Election, Term of Office and Remuneration.* The principal officers of the Corporation shall be elected annually by the Board of Directors at the annual meeting thereof. Each such officer shall hold office until his or her successor is elected and qualified, or until his or her earlier death, resignation or removal. The remuneration of all officers of the Corporation shall be fixed by the Board of Directors. Any vacancy in any office shall be filled in such manner as the Board of Directors shall determine.

Section 4.03. *Subordinate Officers.* In addition to the principal officers enumerated in Section 4.01 herein, the Corporation may have one or more

Assistant Treasurers, Assistant Secretaries and Assistant Controllers and such other subordinate officers, agents and employees as the Board of Directors may deem necessary, each of whom shall hold office for such period as the Board of Directors may from time to time determine. The Board of Directors may delegate to any principal officer the power to appoint and to remove any such subordinate officers, agents or employees.

Section 4.04. *Removal.* Except as otherwise permitted with respect to subordinate officers, any officer may be removed, with or without cause, at any time, by resolution adopted by the Board of Directors.

Section 4.05. *Resignations.* Any officer may resign at any time by giving written notice to the Board of Directors (or to a principal officer if the Board of Directors has delegated to such principal officer the power to appoint and to remove such officer). The resignation of any officer shall take effect upon receipt of notice thereof or at such later time as shall be specified in such notice; and unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective.

Section 4.06. *Powers and Duties.* The officers of the Corporation shall have such powers and perform such duties incident to each of their respective offices and such other duties as may from time to time be conferred upon or assigned to them by the Board of Directors.

ARTICLE 5
CAPITAL STOCK

Section 5.01. *Certificates For Stock; Uncertificated Shares.* The shares of the Corporation shall be represented by certificates, provided that the Board of Directors of the Corporation may provide by resolution or resolutions that some or all of any or all classes or series of its stock shall be uncertificated shares. Any such resolution shall not apply to shares represented by a certificate until such certificate is surrendered to the Corporation. Except as otherwise provided by law, the rights and obligations of the holders of uncertificated shares and the rights and obligations of the holders of shares represented by certificates of the same class and series shall be identical. Every holder of stock represented by certificates shall be entitled to have a certificate signed by, or in the name of the Corporation by the Chairman or Vice Chairman of the Board of Directors, or the President or Vice President, and by the Treasurer or an assistant Treasurer, or the Secretary or an assistant Secretary of such Corporation representing the number of shares registered in certificate form. Any or all of the signatures on the certificate may be a facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the Corporation with the same effect as if such person

were such officer, transfer agent or registrar at the date of issue. A Corporation shall not have power to issue a certificate in bearer form.

Section 5.02. *Transfer Of Shares.* Shares of the stock of the Corporation may be transferred on the record of stockholders of the Corporation by the holder thereof or by such holder's duly authorized attorney upon surrender of a certificate therefor properly endorsed or upon receipt of proper transfer instructions from the registered holder of uncertificated shares or by such holder's duly authorized attorney and upon compliance with appropriate procedures for transferring shares in uncertificated form, unless waived by the Corporation.

Section 5.03. *Authority for Additional Rules Regarding Transfer.* The Board of Directors shall have the power and authority to make all such rules and regulations as they may deem expedient concerning the issue, transfer and registration of certificated or uncertificated shares of the stock of the Corporation, as well as for the issuance of new certificates in lieu of those which may be lost or destroyed, and may require of any stockholder requesting replacement of lost or destroyed certificates, bond in such amount and in such form as they may deem expedient to indemnify the Corporation, and/or the transfer agents, and/or the registrars of its stock against any claims arising in connection therewith.

ARTICLE 6
GENERAL PROVISIONS

Section 6.01. *Fixing the Record Date.* (a) In order that the Corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which record date shall not be more than 60 nor less than 10 days before the date of such meeting. If no record date is fixed by the Board of Directors, the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; *provided* that the Board of Directors may fix a new record date for the adjourned meeting.

(b) In order that the Corporation may determine the stockholders entitled to consent to corporate action in writing without a meeting, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which date shall not be more than 10 days after the date upon which the resolution fixing the record date is adopted by the Board of Directors. If no record date has been fixed by the Board of Directors, the record date for

determining stockholders entitled to consent to corporate action in writing without a meeting, when no prior action by the Board of Directors is required by Delaware Law, shall be the first date on which a signed written consent setting forth the action taken or proposed to be taken is delivered to the Corporation by delivery to its registered office in Delaware, its principal place of business, or an officer or agent of the Corporation having custody of the book in which proceedings of meetings of stockholders are recorded. Delivery made to the Corporation's registered office shall be by hand or by certified or registered mail, return receipt requested. If no record date has been fixed by the Board of Directors and prior action by the Board of Directors is required by Delaware Law, the record date for determining stockholders entitled to consent to corporate action in writing without a meeting shall be at the close of business on the day on which the Board of Directors adopts the resolution taking such prior action.

(c) In order that the Corporation may determine the stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights or the stockholders entitled to exercise any rights in respect of any change, conversion or exchange of stock, or for the purpose of any other lawful action, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted, and which record date shall be not more than 60 days prior to such action. If no record date is fixed, the record date for determining stockholders for any such purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto.

Section 6.02. *Dividends.* Subject to limitations contained in Delaware Law and the certificate of incorporation, the Board of Directors may declare and pay dividends upon the shares of capital stock of the Corporation, which dividends may be paid either in cash, in property or in shares of the capital stock of the Corporation.

Section 6.03. *Year.* The fiscal year of the Corporation shall commence on January 1 and end on December 31 of each year.

Section 6.04. *Corporate Seal.* The corporate seal shall have inscribed thereon the name of the Corporation, the year of its organization and the words "Corporate Seal, Delaware". The seal may be used by causing it or a facsimile thereof to be impressed, affixed or otherwise reproduced.

Section 6.05. *Voting of Stock Owned by the Corporation.* The Board of Directors may authorize any person, on behalf of the Corporation, to attend, vote at and grant proxies to be used at any meeting of stockholders of any corporation (except this Corporation) in which the Corporation may hold stock.

Section 6.06. *Amendments.* These bylaws or any of them, may be altered, amended or repealed, or new bylaws may be made, by the stockholders entitled to vote thereon at any annual or special meeting thereof or by the Board of Directors.

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF INCORPORATION OF "OMICRON ACQUISITION CORP.", FILED IN THIS OFFICE ON THE SEVENTH DAY OF FEBRUARY, A.D. 2011, AT 12:40 O'CLOCK P.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE NEW CASTLE COUNTY RECORDER OF DEEDS.

4930927 8100

110122754

You may verify this certificate online at corp.delaware.gov/authver.shtml


SECRETARY OF STATE
DELAWARE



Jeffrey W. Bullock, Secretary of State

AUTHENTICATION: 8549172

DATE: 02-07-11

State of Delaware
Secretary of State
Division of Corporations
Delivered 01:01 PM 02/07/2011
FILED 12:48 PM 02/07/2011
SRV 110122754 - 4936927 FILE

CERTIFICATE OF INCORPORATION

OF

OMICRON ACQUISITION CORP.

FIRST: The name of the corporation is Omicron Acquisition Corp. (the "Corporation").

SECOND: The address of its registered office in the State of Delaware is Corporation Trust Center, 1209 Orange Street, City of Wilmington, County of New Castle, Delaware 19801. The name of its registered agent at such address is The Corporation Trust Company.

THIRD: The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware as the same exists or may hereafter be amended ("Delaware Law").

FOURTH: The total number of shares of stock which the Corporation shall have authority to issue is 1,000, and the par value of each such share is $0.01, amounting in the aggregate to $10.00.

FIFTH: The name and mailing address of the incorporator are:

Name	Mailing Address
Malik M. Khalil	Davis Polk & Wardwell 450 Lexington Avenue New York, New York 10017

SIXTH: The Board of Directors shall have the power to adopt, amend or repeal the bylaws of the Corporation.

SEVENTH: Election of directors need not be by written ballot unless the bylaws of the Corporation so provide.

EIGHTH: The Corporation expressly elects not to be governed by Section 203 of Delaware Law.

NINTH: (1) A director of the Corporation shall not be liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director to the fullest extent permitted by Delaware Law.

(2)(a) Each person (and the heirs, executors or administrators of such person) who was or is a party or is threatened to be made a party to, or is involved

in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was a director or officer of the Corporation or is or was serving at the request of the Corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, shall be indemnified and held harmless by the Corporation to the fullest extent permitted by Delaware Law. The right to indemnification conferred in this ARTICLE NINTH shall also include the right to be paid by the Corporation the expenses incurred in connection with any such proceeding in advance of its final disposition to the fullest extent authorized by Delaware Law. The right to indemnification conferred in this ARTICLE NINTH shall be a contract right.

(b) The Corporation may, by action of its Board of Directors, provide indemnification to such of the employees and agents of the Corporation to such extent and to such effect as the Board of Directors shall determine to be appropriate and authorized by Delaware Law.

(3) The Corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss incurred by such person in any such capacity or arising out of such person's status as such, whether or not the Corporation would have the power to indemnify such person against such liability under Delaware Law.

(d) The rights and authority conferred in this ARTICLE NINTH shall not be exclusive of any other right which any person may otherwise have or hereafter acquire.

(5) Neither the amendment nor repeal of this ARTICLE NINTH, nor the adoption of any provision of this Certificate of Incorporation or the bylaws of the Corporation, nor, to the fullest extent permitted by Delaware Law, any modification of law, shall adversely affect any right or protection of any person granted pursuant hereto existing at, or arising out of or related to any event, act or omission that occurred prior to, the time of such amendment, repeal, adoption or modification (regardless of when any proceeding (or part thereof) relating to such event, act or omission arises or is first threatened, commenced or completed).

TENTH: The Corporation reserves the right to amend this Certificate of Incorporation in any manner permitted by Delaware Law and all rights and powers conferred herein on stockholders, directors and officers, if any, are subject to this reserved power.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Incorporation this 7th day of February, 2011.



Malik M. Khalil
Incorporator

[illegible]

BYLAWS

OF

OMICRON ACQUISITION CORP.

* * * * *

ARTICLE 1
OFFICES

Section 1.01. *Registered Office.* The registered office of the Corporation shall be in the City of Wilmington, County of New Castle, State of Delaware.

Section 1.02. *Other Offices.* The Corporation may also have offices at such other places both within and without the State of Delaware as the Board of Directors may from time to time determine or the business of the Corporation may require.

Section 1.03. *Books.* The books of the Corporation may be kept within or without the State of Delaware as the Board of Directors may from time to time determine or the business of the Corporation may require.

ARTICLE 2
MEETINGS OF STOCKHOLDERS

Section 2.01. *Time and Place of Meetings.* All meetings of stockholders shall be held at such place, either within or without the State of Delaware, on such date and at such time as may be determined from time to time by the Board of Directors (or the Chairman in the absence of a designation by the Board of Directors).

Section 2.02. *Annual Meetings.* Unless directors are elected by written consent in lieu of an annual meeting as permitted by the General Corporation Law of the State of Delaware as the same exists or may hereafter be amended ("Delaware Law"), an annual meeting of stockholders, commencing with the year 2012, shall be held for the election of directors and to transact such other business as may properly be brought before the meeting. Stockholders may, unless the certificate of incorporation otherwise provides, act by written consent to elect directors; *provided, however*, that if such consent is less than unanimous, such action by written consent may be in lieu of holding an annual meeting only if all of the directorships to which directors could be elected at an annual meeting held at the effective time of such action are vacant and are filled by such action.

Section 2.03. *Special Meetings.* Special meetings of stockholders may be called by the Board of Directors or the Chairman of the Board and shall be called by the Secretary at the request in writing of holders of record of a majority of the outstanding capital stock of the Corporation entitled to vote. Such request shall state the purpose or purposes of the proposed meeting.

Section 2.04. *Notice of Meetings and Adjourned Meetings; Waivers of Notice.* (a) Whenever stockholders are required or permitted to take any action at a meeting, a written notice of the meeting shall be given which shall state the place, if any, date and hour of the meeting, the means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting, and, in the case of a special meeting, the purpose or purposes for which the meeting is called. Unless otherwise provided by Delaware Law, such notice shall be given not less than 10 nor more than 60 days before the date of the meeting to each stockholder of record entitled to vote at such meeting. Unless these bylaws otherwise require, when a meeting is adjourned to another time or place (whether or not a quorum is present), notice need not be given of the adjourned meeting if the time, place, if any, and the means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting, are announced at the meeting at which the adjournment is taken. At the adjourned meeting, the Corporation may transact any business which might have been transacted at the original meeting. If the adjournment is for more than 30 days, or after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting.

(b) A written waiver of any such notice signed by the person entitled thereto, or a waiver by electronic transmission by the person entitled to notice, whether before or after the time stated therein, shall be deemed equivalent to notice. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends the meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Business transacted at any special meeting of stockholders shall be limited to the purposes stated in the notice.

Section 2.05. *Quorum.* Unless otherwise provided under the certificate of incorporation or these bylaws and subject to Delaware Law, the presence, in person or by proxy, of the holders of a majority of the outstanding capital stock of the Corporation entitled to vote at a meeting of stockholders shall constitute a quorum for the transaction of business. If, however, such quorum shall not be present or represented at any meeting of the stockholders, a majority in voting interest of the stockholders present in person or represented by proxy may adjourn the meeting, without notice other than announcement at the meeting, until a quorum shall be present or represented. At such adjourned meeting at which a

quorum shall be present or represented any business may be transacted which might have been transacted at the meeting as originally notified.

Section 2.06. *Voting*. (a) Unless otherwise provided in the certificate of incorporation and subject to Delaware Law, each stockholder shall be entitled to one vote for each outstanding share of capital stock of the Corporation held by such stockholder. Any share of capital stock of the Corporation held by the Corporation shall have no voting rights. Except as otherwise provided by law, the Certificate of Incorporation or these By-Laws, in all matters other than the election of directors, the affirmative vote of the majority of the shares of capital stock of the Corporation present in person or represented by proxy at the meeting and entitled to vote on the subject matter shall be the act of the stockholders.

(b) Each stockholder entitled to vote at a meeting of stockholders or to express consent or dissent to a corporate action in writing without a meeting may authorize another person or persons to act for such stockholder by proxy, appointed by an instrument in writing, subscribed by such stockholder or by his attorney thereunto authorized, or by proxy sent by cable, telegram or by any means of electronic communication permitted by law, which results in a writing from such stockholder or by his attorney, and delivered to the secretary of the meeting. No proxy shall be voted after three (3) years from its date, unless said proxy provides for a longer period.

(c) In determining the number of votes cast for or against a proposal or nominee, shares abstaining from voting on a matter will not be treated as a vote cast.

Section 2.07. *Action by Consent*. (a) Unless otherwise provided in the certificate of incorporation and subject to the proviso in Section 2.02, any action required to be taken at any annual or special meeting of stockholders, or any action which may be taken at any annual or special meeting of stockholders, may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be signed by the holders of outstanding capital stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted and shall be delivered to the Corporation by delivery to its registered office in Delaware, its principal place of business, or an officer or agent of the Corporation having custody of the book in which proceedings of meetings of stockholders are recorded. Delivery made to the Corporation's registered office shall be by hand or by certified or registered mail, return receipt requested. Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not consented in writing and who, if the action had been taken at a meeting, would have been entitled to notice of the meeting if the record date for such meeting had been the date that written consents signed by a sufficient number of stockholders to take the action were delivered to the Corporation as provided in Section 2.07(b).

(b) Every written consent shall bear the date of signature of each stockholder who signs the consent, and no written consent shall be effective to take the corporate action referred to therein unless, within 60 days of the earliest dated consent delivered in the manner required by this section and Delaware Law to the Corporation, written consents signed by a sufficient number of holders to take action are delivered to the Corporation by delivery to its registered office in Delaware, its principal place of business or an officer or agent of the Corporation having custody of the book in which proceedings of meetings of stockholders are recorded. Delivery made to the Corporation's registered office shall be by hand or by certified or registered mail, return receipt requested.

Section 2.08. *Organization.* At each meeting of stockholders, the Chairman of the Board, if one shall have been elected, or in the Chairman's absence or if one shall not have been elected, the director designated by the vote of the majority of the directors present at such meeting, shall act as chairman of the meeting. The Secretary (or in the Secretary's absence or inability to act, the person whom the chairman of the meeting shall appoint secretary of the meeting) shall act as secretary of the meeting and keep the minutes thereof.

Section 2.09. *Order of Business.* The order of business at all meetings of stockholders shall be as determined by the chairman of the meeting.

ARTICLE 3
DIRECTORS

Section 3.01. *General Powers.* Except as otherwise provided in Delaware Law or the certificate of incorporation, the business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors.

Section 3.02. *Number, Election and Term Of Office.* (a) The number of directors which shall constitute the whole Board shall be fixed from time to time by resolution of the Board of Directors but shall not be less than two or more than nine. The directors shall be elected at the annual meeting of the stockholders by written ballot, except as provided in Section 2.02 and Section 3.12 herein, and each director so elected shall hold office until such director's successor is elected and qualified or until such director's earlier death, resignation or removal. Directors need not be stockholders.

(b) Subject to the rights of the holders of any series of preferred stock to elect additional directors under specific circumstances, directors shall be elected by a plurality of the votes of the shares of capital stock of the Corporation present in person or represented by proxy at the meeting and entitled to vote on the election of directors.

Section 3.03. *Quorum and Manner of Acting.* Unless the certificate of incorporation or these bylaws require a greater number, a majority of the total number of directors shall constitute a quorum for the transaction of business, and the affirmative vote of a majority of the directors present at a meeting at which a quorum is present shall be the act of the Board of Directors. When a meeting is adjourned to another time or place (whether or not a quorum is present), notice need not be given of the adjourned meeting if the time and place thereof are announced at the meeting at which the adjournment is taken. At the adjourned meeting, the Board of Directors may transact any business which might have been transacted at the original meeting. If a quorum shall not be present at any meeting of the Board of Directors the directors present thereat shall adjourn the meeting, from time to time, without notice other than announcement at the meeting, until a quorum shall be present.

Section 3.04. *Time and Place of Meetings.* The Board of Directors shall hold its meetings at such place, either within or without the State of Delaware, and at such time as may be determined from time to time by the Board of Directors (or the Chairman in the absence of a determination by the Board of Directors).

Section 3.05. *Annual Meeting.* The Board of Directors shall meet for the purpose of organization, the election of officers and the transaction of other business, as soon as practicable after each annual meeting of stockholders, on the same day and at the same place where such annual meeting shall be held. Notice of such meeting need not be given. In the event such annual meeting is not so held, the annual meeting of the Board of Directors may be held at such place either within or without the State of Delaware, on such date and at such time as shall be specified in a notice thereof given as hereinafter provided in Section 3.07 herein or in a waiver of notice thereof signed by any director who chooses to waive the requirement of notice.

Section 3.06. *Regular Meetings.* After the place and time of regular meetings of the Board of Directors shall have been determined and notice thereof shall have been once given to each member of the Board of Directors, regular meetings may be held without further notice being given.

Section 3.07. *Special Meetings.* Special meetings of the Board of Directors may be called by the Chairman of the Board or the President and shall be called by the Chairman of the Board, President or Secretary on the written request of two directors. Notice of special meetings of the Board of Directors shall be given to each director at least three days before the date of the meeting in such manner as is determined by the Board of Directors.

Section 3.08. *Committees.* The Board of Directors may designate one or more committees, each committee to consist of one or more of the directors of the Corporation. The Board may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. In the absence or disqualification of a member of a committee, the member or members present at any meeting and not disqualified from voting, whether or not such member or members constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in the place of any such absent or disqualified member. Any such committee, to the extent provided in the resolution of the Board of Directors, shall have and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the Corporation, and may authorize the seal of the Corporation to be affixed to all papers which may require it; but no such committee shall have the power or authority in reference to the following matter: (a) approving or adopting, or recommending to the stockholders, any action or matter expressly required by Delaware Law to be submitted to the stockholders for approval or (b) adopting, amending or repealing any bylaw of the Corporation. Each committee shall keep regular minutes of its meetings and report the same to the Board of Directors when required.

Section 3.09. *Action by Consent.* Unless otherwise restricted by the certificate of incorporation or these bylaws, any action required or permitted to be taken at any meeting of the Board of Directors or of any committee thereof may be taken without a meeting, if all members of the Board or committee, as the case may be, consent thereto in writing or by electronic transmission, and the writing or writings or electronic transmission or transmissions, are filed with the minutes of proceedings of the Board or committee. Such filing shall be in paper form if the minutes are maintained in paper form and shall be in electronic form if the minutes are maintained in electronic form.

Section 3.10. *Telephonic Meetings.* Unless otherwise restricted by the certificate of incorporation or these bylaws, members of the Board of Directors, or any committee designated by the Board of Directors, may participate in a meeting of the Board of Directors, or such committee, as the case may be, by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and such participation in a meeting shall constitute presence in person at the meeting.

Section 3.11. *Resignation.* Any director may resign at any time by giving notice in writing or by electronic transmission to the Board of Directors or to the Secretary of the Corporation. The resignation of any director shall take effect upon receipt of notice thereof or at such later time as shall be specified in such notice; and unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective.

Section 3.12. *Vacancies.* Unless otherwise provided in the certificate of incorporation, vacancies and newly created directorships resulting from any increase in the authorized number of directors elected by all the stockholders having the right to vote as a single class may be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director. Whenever the holders of any class or classes of stock or series thereof are entitled to elect one or more directors by the certificate of incorporation, vacancies and newly created directorships of such class or classes or series may be filled by a majority of directors elected by such class or classes or series thereof then in office, or by a sole remaining director so elected. Each director so chosen shall hold office until his or her successor is elected and qualified, or until his or her earlier death, resignation or removal. If there are no directors in office, then an election of directors may be held in accordance with Delaware Law. Unless otherwise provided in the certificate of incorporation, when one or more directors shall resign from the Board, effective at a future date, a majority of the directors then in office shall have the power to fill such vacancy or vacancies, the vote thereon to take effect when such resignation or resignations shall become effective, and each director so chosen shall hold office as provided in the filling of other vacancies.

Section 3.13. *Removal.* Any director or the entire Board of Directors may be removed, with or without cause, at any time by the affirmative vote of the holders of a majority of the outstanding capital stock of the Corporation then entitled to vote at any election of directors and the vacancies thus created may be filled in accordance with Section 3.12 herein.

Section 3.14. *Compensation.* Unless otherwise restricted by the certificate of incorporation or these bylaws, the Board of Directors shall have authority to fix the compensation of directors, including fees and reimbursement of expenses.

ARTICLE 4
OFFICERS

Section 4.01. *Principal Officers.* The principal officers of the Corporation shall be a President, one or more Vice Presidents, a Treasurer and a Secretary who shall have the duty, among other things, to record the proceedings of the meetings of stockholders and directors in a book kept for that purpose. The Corporation may also have such other principal officers, including one or more Controllers, as the Board may in its discretion appoint. One person may hold the offices and perform the duties of any two or more of said offices, except that no one person shall hold the offices and perform the duties of President and Secretary.

Section 4.02. *Election, Term of Office and Remuneration.* The principal officers of the Corporation shall be elected annually by the Board of Directors at the annual meeting thereof. Each such officer shall hold office until his or her successor is elected and qualified, or until his or her earlier death, resignation or removal. The remuneration of all officers of the Corporation shall be fixed by the Board of Directors. Any vacancy in any office shall be filled in such manner as the Board of Directors shall determine.

Section 4.03. *Subordinate Officers.* In addition to the principal officers enumerated in Section 4.01 herein, the Corporation may have one or more

Assistant Treasurers, Assistant Secretaries and Assistant Controllers and such other subordinate officers, agents and employees as the Board of Directors may deem necessary, each of whom shall hold office for such period as the Board of Directors may from time to time determine. The Board of Directors may delegate to any principal officer the power to appoint and to remove any such subordinate officers, agents or employees.

Section 4.04. *Removal.* Except as otherwise permitted with respect to subordinate officers, any officer may be removed, with or without cause, at any time, by resolution adopted by the Board of Directors.

Section 4.05. *Resignations.* Any officer may resign at any time by giving written notice to the Board of Directors (or to a principal officer if the Board of Directors has delegated to such principal officer the power to appoint and to remove such officer). The resignation of any officer shall take effect upon receipt of notice thereof or at such later time as shall be specified in such notice; and unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective.

Section 4.06. *Powers and Duties.* The officers of the Corporation shall have such powers and perform such duties incident to each of their respective offices and such other duties as may from time to time be conferred upon or assigned to them by the Board of Directors.

ARTICLE 5
CAPITAL STOCK

Section 5.01. *Certificates For Stock; Uncertificated Shares.* The shares of the Corporation shall be represented by certificates, provided that the Board of Directors of the Corporation may provide by resolution or resolutions that some or all of any or all classes or series of its stock shall be uncertificated shares. Any such resolution shall not apply to shares represented by a certificate until such certificate is surrendered to the Corporation. Except as otherwise provided by law, the rights and obligations of the holders of uncertificated shares and the rights and obligations of the holders of shares represented by certificates of the same class and series shall be identical. Every holder of stock represented by certificates shall be entitled to have a certificate signed by, or in the name of the Corporation by the Chairman or Vice Chairman of the Board of Directors, or the President or Vice President, and by the Treasurer or an assistant Treasurer, or the Secretary or an assistant Secretary of such Corporation representing the number of shares registered in certificate form. Any or all of the signatures on the certificate may be a facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the Corporation with the same effect as if such person

were such officer, transfer agent or registrar at the date of issue. A Corporation shall not have power to issue a certificate in bearer form.

Section 5.02. *Transfer Of Shares.* Shares of the stock of the Corporation may be transferred on the record of stockholders of the Corporation by the holder thereof or by such holder's duly authorized attorney upon surrender of a certificate therefor properly endorsed or upon receipt of proper transfer instructions from the registered holder of uncertificated shares or by such holder's duly authorized attorney and upon compliance with appropriate procedures for transferring shares in uncertificated form, unless waived by the Corporation.

Section 5.03. *Authority for Additional Rules Regarding Transfer.* The Board of Directors shall have the power and authority to make all such rules and regulations as they may deem expedient concerning the issue, transfer and registration of certificated or uncertificated shares of the stock of the Corporation, as well as for the issuance of new certificates in lieu of those which may be lost or destroyed, and may require of any stockholder requesting replacement of lost or destroyed certificates, bond in such amount and in such form as they may deem expedient to indemnify the Corporation, and/or the transfer agents, and/or the registrars of its stock against any claims arising in connection therewith.

ARTICLE 6
GENERAL PROVISIONS

Section 6.01. *Fixing the Record Date.* (a) In order that the Corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which record date shall not be more than 60 nor less than 10 days before the date of such meeting. If no record date is fixed by the Board of Directors, the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; *provided* that the Board of Directors may fix a new record date for the adjourned meeting.

(b) In order that the Corporation may determine the stockholders entitled to consent to corporate action in writing without a meeting, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which date shall not be more than 10 days after the date upon which the resolution fixing the record date is adopted by the Board of Directors. If no record date has been fixed by the Board of Directors, the record date for

were such officer, transfer agent or registrar at the date of issue. A Corporation shall not have power to issue a certificate in bearer form.

Section 5.02. *Transfer Of Shares*. Shares of the stock of the Corporation may be transferred on the record of stockholders of the Corporation by the holder thereof or by such holder's duly authorized attorney upon surrender of a certificate therefor properly endorsed or upon receipt of proper transfer instructions from the registered holder of uncertificated shares or by such holder's duly authorized attorney and upon compliance with appropriate procedures for transferring shares in uncertificated form, unless waived by the Corporation.

Section 5.03. *Authority for Additional Rules Regarding Transfer*. The Board of Directors shall have the power and authority to make all such rules and regulations as they may deem expedient concerning the issue, transfer and registration of certificated or uncertificated shares of the stock of the Corporation, as well as for the issuance of new certificates in lieu of those which may be lost or destroyed, and may require of any stockholder requesting replacement of lost or destroyed certificates, bond in such amount and in such form as they may deem expedient to indemnify the Corporation, and/or the transfer agents, and/or the registrars of its stock against any claims arising in connection therewith.

ARTICLE 6
GENERAL PROVISIONS

Section 6.01. *Fixing the Record Date*. (a) In order that the Corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which record date shall not be more than 60 nor less than 10 days before the date of such meeting. If no record date is fixed by the Board of Directors, the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; *provided* that the Board of Directors may fix a new record date for the adjourned meeting.

(b) In order that the Corporation may determine the stockholders entitled to consent to corporate action in writing without a meeting, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which date shall not be more than 10 days after the date upon which the resolution fixing the record date is adopted by the Board of Directors. If no record date has been fixed by the Board of Directors, the record date for

determining stockholders entitled to consent to corporate action in writing without a meeting, when no prior action by the Board of Directors is required by Delaware Law, shall be the first date on which a signed written consent setting forth the action taken or proposed to be taken is delivered to the Corporation by delivery to its registered office in Delaware, its principal place of business, or an officer or agent of the Corporation having custody of the book in which proceedings of meetings of stockholders are recorded. Delivery made to the Corporation's registered office shall be by hand or by certified or registered mail, return receipt requested. If no record date has been fixed by the Board of Directors and prior action by the Board of Directors is required by Delaware Law, the record date for determining stockholders entitled to consent to corporate action in writing without a meeting shall be at the close of business on the day on which the Board of Directors adopts the resolution taking such prior action.

(c) In order that the Corporation may determine the stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights or the stockholders entitled to exercise any rights in respect of any change, conversion or exchange of stock, or for the purpose of any other lawful action, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted, and which record date shall be not more than 60 days prior to such action. If no record date is fixed, the record date for determining stockholders for any such purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto.

Section 6.02. *Dividends.* Subject to limitations contained in Delaware Law and the certificate of incorporation, the Board of Directors may declare and pay dividends upon the shares of capital stock of the Corporation, which dividends may be paid either in cash, in property or in shares of the capital stock of the Corporation.

Section 6.03. *Year.* The fiscal year of the Corporation shall commence on January 1 and end on December 31 of each year.

Section 6.04. *Corporate Seal.* The corporate seal shall have inscribed thereon the name of the Corporation, the year of its organization and the words "Corporate Seal, Delaware". The seal may be used by causing it or a facsimile thereof to be impressed, affixed or otherwise reproduced.

Section 6.05. *Voting of Stock Owned by the Corporation.* The Board of Directors may authorize any person, on behalf of the Corporation, to attend, vote at and grant proxies to be used at any meeting of stockholders of any corporation (except this Corporation) in which the Corporation may hold stock.

Section 6.06. *Amendments.* These bylaws or any of them, may be altered, amended or repealed, or new bylaws may be made, by the stockholders entitled to vote thereon at any annual or special meeting thereof or by the Board of Directors.



CERTIFICATE OF INCORPORATION OF A PRIVATE LIMITED COMPANY

Company No. 6547680

The Registrar of Companies for England and Wales hereby certifies that

BATS TRADING LIMITED

is this day incorporated under the Companies Act 1985 as a private company and that the company is limited.

Given at Companies House, Cardiff, the 28th March 2008



THE OFFICIAL SEAL OF THE REGISTRAR OF COMPANIES



Companies House

— *for the record* —

The above information was communicated in non-legible form and authenticated by the Registrar of Companies under section 710A of the Companies Act 1985

The Companies Acts 1985 to 2006

Private Company Limited by Shares
Company Number: 6547680

MEMORANDUM AND ARTICLES OF ASSOCIATION

BATS Trading Limited

Incorporated the 28th March 2008

Speechly Bircham LLP
Solicitors
6 Andrew Street
London
EC4A 3LX
Tel: 020 7427 6400
Fax: 020 7427 6600

THE COMPANIES ACTS 1985 to 2006

PRIVATE COMPANY LIMITED BY SHARES

MEMORANDUM OF ASSOCIATION OF

BATS Trading Limited

1. The Company's name is "BATS Trading Limited".

2. The Company's registered office is to be situated in England and Wales.

3.1 The object of the Company is to carry on business as a general commercial company.

OBMGEN

3.2 Without prejudice to the generality of the object and the powers of the Company derived from section 3A of the Act the Company has power to do all or any of the following things:-

3.2.1 To purchase or by any other means acquire and take options over any property whatever, and any rights or privileges of any kind over or in respect of any property.

3.2.2 To apply for, register, purchase, or by other means acquire and protect, prolong and renew, whether in the United Kingdom or elsewhere, any trade marks, patents, copyrights, trade secrets, or other intellectual property rights, licences, secret processes, designs, protections and concessions and to disclaim, alter, modify, use and turn to account and to manufacture under or grant licences or privileges in respect of the same, and to expend money in experimenting upon, testing and improving any patents, inventions or rights which the Company may acquire or propose to acquire.

3.2.3 To acquire or undertake the whole or any part of the business, goodwill, and assets of any person, firm, or company carrying on or proposing to carry on any of the businesses which the Company is authorised to carry on and as part of the consideration for such acquisition to undertake all or any of the liabilities of such person, firm or company, or to acquire an interest in, amalgamate with, or enter into partnership or into any arrangement for sharing profits, or for co-operation, or for mutual assistance with any such person, firm or company, or for subsidising or otherwise assisting any such person, firm or company, and to give or accept, by way of consideration for any of the acts or things aforesaid or property acquired, any shares, debentures, debenture stock or securities that may be agreed upon, and to hold and retain, or sell, mortgage and deal with any shares, debentures, debenture stock or securities so received.

3.2.4 To improve, manage, construct, repair, develop, exchange, let on lease or otherwise, mortgage, charge, sell, dispose of, turn to account, grant licences, options, rights and privileges in respect of, or otherwise deal with all or any part of the property and rights of the Company.

3.2.5 To invest and deal with the moneys of the Company not immediately required in such manner as may from time to time be determined and to hold or otherwise deal with any investments made.

3.2.6 To lend and advance money or give credit on any terms and with or without security to any person, firm or company (including without prejudice to the generality of the foregoing any holding company, subsidiary or fellow subsidiary of, or any other company associated in any way with, the Company), to enter into guarantees, contracts of indemnity and suretyships of all kinds, to receive money on deposit or loan upon any terms, and to secure or guarantee in any manner and upon any terms the payment of any sum of money or the performance of any obligation by any person, firm or company (including without prejudice to the generality of the foregoing any such holding company, subsidiary, fellow subsidiary or associated company as aforesaid).

3.2.7 To borrow and raise money in any manner and to secure the repayment of any money borrowed, raised or owing by mortgage, charge, standard security, lien or other security upon the whole or any part of the Company's property or assets (whether present or future), including its uncalled capital, and also by a similar mortgage, charge, standard security, lien or security to secure and guarantee the performance by the Company of any obligation or liability it may undertake or which may become binding on it.

3.2.8 To draw, make, accept, endorse, discount, negotiate, execute and issue cheques, bills of exchange, promissory notes, bills of lading, warrants, debentures, and other negotiable or transferable instruments.

3.2.9 To apply for, promote, and obtain any Act of Parliament, order, or licence of the Department of Trade or other authority for enabling the Company to carry any of its objects into effect, or for effecting any modification of the Company's constitution, or for any other purpose which may seem calculated directly or indirectly to promote the Company's interests, and to oppose any proceedings or applications which may seem calculated directly or indirectly to prejudice the Company's interests.

3.2.10 To enter into any arrangements with any government or authority (supreme, municipal, local, or otherwise) that may seem conducive to the attainment of the Company's objects or any of them, and to obtain from any such government or authority any charters, decrees, rights, privileges or concessions which the Company may think desirable and to carry out, exercise, and comply with any such charters, decrees, rights, privileges, and concessions.

3.2.11 To subscribe for, take, purchase, or otherwise acquire, hold, sell, deal with and dispose of, place and underwrite shares, stocks, debentures, debenture stocks, bonds, obligations or securities issued or guaranteed by any other company constituted or carrying on business in any part of the world, and debentures, debenture stocks, bonds, obligations or securities issued or guaranteed by any government or authority, municipal, local or otherwise, in any part of the world.

3.2.12 To control, manage, finance, subsidise, co-ordinate or otherwise assist any company or companies in which the Company has a direct or indirect financial interest, to provide secretarial, administrative, technical, commercial and other services and facilities of all kinds for any such company or companies and to make payments by way of subvention or otherwise and any other arrangements which may seem desirable with respect to any business or operations of or generally with respect to any such company or companies.

3.2.13 To promote any other company for the purpose of acquiring the whole or any part of the business or property or undertaking or any of the liabilities of the Company, or of undertaking any business or operations which may appear likely to assist or benefit the Company or to enhance the value of any property or business of the Company, and to place or guarantee the placing of, underwrite, subscribe for, or otherwise acquire all or any part of the shares or securities of any such company as aforesaid.

3.2.14 To sell or otherwise dispose of the whole or any part of the business or property of the Company, either together or in portions, for such consideration as the Company may think fit, and in particular for shares, debentures, or securities of any company purchasing the same.

3.2.15 To act as agents or brokers and as trustees for any person, firm or company, and to undertake and perform sub-contracts.

3.2.16 To remunerate any person, firm or company rendering services to the Company either by cash payment or by the allotment of shares or other securities of the Company credited as paid up in full or in part or otherwise as may be thought expedient.

3.2.17 To distribute among the members of the Company in kind any property of the Company of whatever nature.

3.2.18 To pay all or any expenses incurred in connection with the promotion, formation and incorporation of the Company, or to contract with any person, firm or company to pay the same, and to pay commissions to brokers and others for underwriting, placing, selling, or guaranteeing the subscription of any shares or other securities of the Company.

3.2.19 To support and subscribe to any charitable or public object and to support and subscribe to any institution, society, or club which may be for the benefit of the Company or its directors or employees, or may be connected with any town or place where the Company carries on business; to give or award pensions, annuities, gratuities, and superannuation or other allowances or benefits or charitable aid and generally to provide advantages, facilities and services for any persons who are or have been directors of, or who are or have been employed by, or who are serving or have served the Company, or any company which is a subsidiary of the Company or the holding company of the Company or a fellow subsidiary of the Company or the predecessors in business of the Company or of any such subsidiary, holding or fellow subsidiary company and to the wives, widows, children and other relatives and dependants of such persons; to make payments towards insurance including insurance for any director, officer or auditor against any liability in respect of any negligence, default, breach of duty or breach of trust (so far as permitted by law); and to set up, establish, support and maintain superannuation and other funds or schemes (whether contributory or non-contributory) for the benefit of any of such persons and of their wives, widows, children and other relatives and dependants; and to set up, establish, support and maintain profit sharing or share purchase schemes for the benefit of any of the employees of the Company or of any such subsidiary, holding or fellow subsidiary company and to lend money to any such employees or to trustees on their behalf to enable any such schemes to be established or maintained.

3.2.20 Subject to and in accordance with the provisions of the Act (if and so far as such provisions shall be applicable) to give, directly or indirectly, financial assistance for the acquisition of shares or other securities of the Company or of any other company or for the reduction or discharge of any liability incurred in respect of such acquisition.

3.2.21 To procure the Company to be registered or recognised in any part of the world.

3.2.22 To do all or any of the things or matters aforesaid in any part of the world and either as principals, agents, contractors or otherwise, and by or through agents, brokers, sub-contractors or otherwise and either alone or in conjunction with others.

3.2.23 To do all such other things as may be deemed incidental or conducive to the attainment of the Company's objects or any of them.

3.2.24 AND so that:-

3.2.24.1 None of the provisions set forth in any sub-clause of this clause shall be restrictively construed but the widest interpretation shall be given to each such provision, and none of such provisions shall, except where the context expressly so requires, be in any way limited or restricted by reference to or inference from any other provision set forth in such sub-clause, or by reference to or inference from the terms of any other sub-clause of this clause, or by reference to or inference from the name of the Company.

3.2.24.2 The word "company" in this clause, except where used in reference to the Company, shall be deemed to include any partnership or other body of persons, whether incorporated or unincorporated and whether domiciled in the United Kingdom or elsewhere.

3.2.24.3 In this clause the expression "the Act" means the Companies Act 1985, but so that any reference in this clause to any provision of the Act shall be deemed to include a reference to any statutory modification or re-enactment of that provision for the time being in force.

4. The liability of the members is limited.

5. The Company's share capital is £1,000,000 divided into 1,000,000 shares of £1 each.

I, the subscriber to this Memorandum of Association, wish to be formed into a Company pursuant to this Memorandum; and I agree to take the number of shares shown opposite my name.

Name and address of subscriber	Number of shares taken by the subscriber
BATS Holdings, Inc The Corporation Trust Company 1209 Orange Street WILMINGTON 19801 Delaware USA	1
Total shares taken	One

Dated 20th March 2008.

THE COMPANIES ACTS 1985 to 2006

PRIVATE COMPANY LIMITED BY SHARES

ARTICLES OF ASSOCIATION OF

BATS Trading Limited

1. PRELIMINARY

1.1 The regulations contained in Table A in the Schedule to the Companies (Tables A to F) Regulations 1985 (SI 1985 No. 805) as amended by The Companies (Tables A to F) (Amendment) Regulations 1985 (SI 1985 No. 1052), The Companies Act 1985 (Electronic Communications) Order 2000 (SI 2000 No. 3373), the Companies (Tables A to F) (Amendment) Regulations 2007 (SI 2007 No. 2541) and the Companies (Tables A to F) (Amendment) (No 2) Regulations 2007 (SI 2007 No. 2826) so far as it relates to private companies limited by shares (such Table being hereinafter called "Table A") shall apply to the Company save in so far as they are excluded or varied hereby and such regulations (save as so excluded or varied) and the Articles hereinafter contained shall be the Articles of Association of the Company.

1.2 In these Articles the expression "the Act" means the Companies Act 1985 and "the 2006 Act" means the Companies Act 2006, but so that any reference in these Articles to any provision of the Act or the 2006 Act shall be deemed to include a reference to any statutory modification or re-enactment of that provision for the time being in force.

2. ALLOTMENT OF SHARES

2.1 Shares which are comprised in the authorised share capital with which the Company is incorporated shall be under the control of the directors who may (subject to section 80 of the Act and to article 2.4 below) allot, grant options over or otherwise dispose of the same, to such persons, on such terms and in such manner as they think fit.

2.2 All shares which are not comprised in the authorised share capital with which the Company is incorporated and which the directors propose to issue shall first be offered to the members in proportion as nearly as may be to the number of the existing shares held by them respectively unless the Company in general meeting shall by special resolution otherwise direct. The offer shall be made by notice specifying the number of shares offered, and limiting a period (not being less than 14 days) within which the offer, if not accepted, will be deemed to be declined. After the expiration of that period, those shares so deemed to be declined shall be offered in the proportion aforesaid to the persons who have, within the said period, accepted all the shares offered to them; such further offer shall be made in like terms in the same manner and limited by a like period as the original offer. Any shares not accepted pursuant to such offer or further offer as aforesaid or not capable of being offered as aforesaid except by way of fractions and any shares released from the provisions of this article by any such special resolution as aforesaid shall be under the control of the directors, who may allot, grant options over or otherwise dispose of the same to such persons, on such terms, and in such manner as they think fit, provided that, in the case of shares not accepted as aforesaid, such shares shall not be disposed of on terms which are more favourable to the subscribers therefor than the terms on which they were offered to the members. The foregoing provisions of this article 2.2 shall have effect subject to section 80 of the Act.

2.3 In accordance with section 91(1) of the Act sections 89(1) and 90(1) to (6) (inclusive) of the Act shall not apply to the Company.

2.4 The directors are generally and unconditionally authorised for the purposes of section 80 of the Act to exercise any power of the Company to allot and grant rights to subscribe for or convert securities into shares of the Company up to the amount of the authorised share capital with which the Company is incorporated at any time or times during the period of five years from the date of incorporation and the directors may, after that period, allot any shares or grant any such rights under this authority in pursuance of an offer or agreement so to do made by the Company within that period. The authority hereby given may at any time (subject to the said section 80) be renewed, revoked or varied by ordinary resolution.

3. SHARES

3.1 The lien conferred by regulation 8 in Table A shall attach also to fully paid-up shares, and the Company shall also have a first and paramount lien on all shares, whether fully paid or not, standing registered in the name of any person indebted or under liability to the Company, whether he shall be the sole registered holder thereof or shall be one of two or more joint holders, for all moneys presently payable by him or his estate to the Company. Regulation 8 in Table A shall be modified accordingly.

3.2 The liability of any member in default in respect of a call shall be increased by the addition at the end of the first sentence of regulation 18 in Table A of the words "and all expenses that may have been incurred by the Company by reason of such non-payment".

4. GENERAL MEETINGS AND RESOLUTIONS

4.1 Every notice convening a general meeting shall comply with the provisions of section 325(1) of the 2006 Act as to giving information to members in regard to their right to appoint proxies; and notices of and other communications relating to any general meeting which any member is entitled to receive shall be sent to the directors and to the auditors for the time being of the Company.

4.2.1 No business shall be transacted at any general meeting unless a quorum is present. Subject to article 4.2.2 below, two persons entitled to vote upon the business to be transacted, each being a member or a proxy for a member or a duly authorised representative of a corporation, shall be a quorum.

4.2.2 If and for so long as the Company has only one member, that member present in person or by proxy or (if that member is a corporation) by a duly authorised representative shall be a quorum.

4.2.3 If a quorum is not present within half an hour from the time appointed for a general meeting the general meeting shall stand adjourned to the same day in the next week at the same time and place or to such other day and at such other time and place as the directors may determine; and if at the adjourned general meeting a quorum is not present within half an hour from the time appointed therefor such adjourned general meeting shall be dissolved.

4.2.4 Regulations 40 and 41 in Table A shall not apply to the Company.

4.3.1 If and for so long as the Company has only one member and that member takes any decision which is required to be taken in general meeting or by means of a written resolution, that decision shall be as valid and effectual as if agreed by the Company in general meeting, subject as provided in article 4.3.3 below.

4.3.2 Any decision taken by a sole member pursuant to article 4.3.1 above shall be recorded in writing and delivered by that member to the Company for entry in the Company's minute book.

4.3.3 Resolutions under section 168 of the 2006 Act for the removal of a director before the expiration of his period of office and under section 391 of the Act for the removal of an auditor before the expiration of his period of office shall only be considered by the Company in general meeting.

4.4 A member present at a meeting by proxy shall be entitled to speak at the meeting and shall be entitled to one vote on a show of hands. In any case where the same person is appointed proxy for more than one member he shall on a show of hands have as many votes as the number of members for whom he is proxy. A member present at a meeting by more than one proxy shall be entitled to speak at the meeting through each of the proxies but the proxies together shall be entitled to only one vote on a show of hands. In the event that the proxies do not reach agreement as to how their vote should be exercised on a show of hands, the voting power is treated as not exercised. Regulation 54 in Table A shall be modified accordingly.

4.5 Unless resolved by ordinary resolution that regulation 62 in Table A shall apply without modification, the appointment of a proxy and any authority under which the proxy is appointed or a copy of such authority certified notarially or in some other way approved by the directors may be deposited or received at the place specified in regulation 62 in Table A up to the commencement of the meeting or (in any case where a poll is taken otherwise than at the meeting) of the taking of the poll or may be handed to the chairman of the meeting prior to the commencement of the business of the meeting.

5. APPOINTMENT OF DIRECTORS

5.1.1 Regulation 64 in Table A shall not apply to the Company.

5.1.2 The maximum number and minimum number respectively of the directors may be determined from time to time by ordinary resolution. Subject to and in default of any such determination there shall be no maximum number of directors and the minimum number of directors shall be one. Whenever the minimum number of directors is one, a sole director shall have authority to exercise all the powers and discretions by Table A and by these Articles expressed to be vested in the directors generally, and regulation 89 in Table A shall be modified accordingly.

5.2 Regulations 76 to 79 (inclusive) in Table A shall not apply to the Company.

5.3 No person shall be appointed a director at any general meeting unless either:-

(a) he is recommended by the directors; or

(b) not less than 14 nor more than 35 clear days before the date appointed for the general meeting, notice signed by a member qualified to vote at the general meeting has been given to the Company of the intention to propose that person for appointment, together with notice signed by that person of his willingness to be appointed.

5.4.1 Subject to article 5.3 above, the Company may by ordinary resolution appoint any person who is willing to act to be a director, either to fill a vacancy or as an additional director.

5.4.2 The directors may appoint a person who is willing to act to be a director, either to fill a vacancy or as an additional director, provided that the appointment does not cause the number of directors to exceed any number determined in accordance with article 5.1.2 above as the maximum number of directors and for the time being in force.

5.5 In any case where as the result of death or deaths the Company has no members and no directors the personal representatives of the last member to have died shall have the right by notice in writing to appoint a person to be a director of the Company and such appointment shall be as effective as if made by the Company in general meeting pursuant to article 5.4.1 above. For the purpose of this article, where two or more members die in circumstances rendering it uncertain which of them survived the other or others, the members shall be deemed to have died in order of seniority, and accordingly the younger shall be deemed to have survived the elder.

6. BORROWING POWERS

6.1 The directors may exercise all the powers of the Company to borrow money without limit as to amount and upon such terms and in such manner as they think fit, and subject (in the case of any security convertible into shares) to section 80 of the Act to grant any mortgage, charge or standard security over its undertaking, property and uncalled capital, or any part thereof, and to issue debentures, debenture stock, and other securities whether outright or as security for any debt, liability or obligation of the Company or of any third party.

7. ALTERNATE DIRECTORS

7.1 Unless otherwise determined by the Company in general meeting by ordinary resolution an alternate director shall not be entitled as such to receive any remuneration from the Company, save that he may be paid by the Company such part (if any) of the remuneration otherwise payable to his appointor as such appointor may by notice in writing to the Company from time to time direct, and the first sentence of regulation 66 in Table A shall be modified accordingly.

7.2 A director, or any such other person as is mentioned in regulation 65 in Table A, may act as an alternate director to represent more than one director, and an alternate director shall be entitled at any meeting of the directors or of any committee of the directors to one vote for every director whom he represents in addition to his own vote (if any) as a director, but he shall count as only one for the purpose of determining whether a quorum is present.

8. GRATUITIES AND PENSIONS

8.1.1 The directors may exercise the powers of the Company conferred by its Memorandum of Association in relation to the payment of pensions, gratuities and other benefits and shall be entitled to retain any benefits received by them or any of them by reason of the exercise of any such powers.

MU07(a)XX

ZC0495

8.1.2 Regulation 87 in Table A shall not apply to the Company.

9. PROCEEDINGS OF DIRECTORS

9.1.1 A director may vote, at any meeting of the directors or of any committee of the directors, on any resolution, notwithstanding that it in any way concerns or relates to a matter in which he has, directly or indirectly, any kind of interest whatsoever, and if he shall vote on any such resolution his vote shall be counted; and in relation to any such resolution as aforesaid he shall (whether or not he shall vote on the same) be taken into account in calculating the quorum present at the meeting.

9.1.2 Each director shall comply with his obligations to disclose his interest in contracts under section 317 of the Act.

9.1.3 Regulations 94 to 97 (inclusive) in Table A shall not apply to the Company.

10. COMMUNICATION BY MEANS OF A WEBSITE

10.1 Subject to the provisions of the 2006 Act, a document or information may be sent or supplied by the Company to a person by being made available on a website.

11. THE SEAL

11.1 If the Company has a seal it shall only be used with the authority of the directors or of a committee of directors. The directors may determine who shall sign any instrument to which the seal is affixed and unless otherwise so determined it shall be signed by a director and by the secretary or second director. The obligation under regulation 6 in Table A relating to the sealing of share certificates shall apply only if the Company has a seal. Regulation 101 in Table A shall not apply to the Company.

11.2 The Company may exercise the powers conferred by section 39 of the Act with regard to having an official seal for use abroad, and such powers shall be vested in the directors.

12. PROTECTION FROM LIABILITY

12.1 For the purposes of this article a "Liability" is any liability incurred by a person in connection with any negligence, default, breach of duty or breach of trust by him in relation to the Company or otherwise in connection with his duties, powers or office and "Associated Company" shall bear the meaning referred to in section 256 of the 2006 Act. Subject to the provisions of the 2006 Act and without prejudice to any protection from liability which may otherwise apply:

(a) the directors shall have power to purchase and maintain for any director of the Company, any director of an Associated Company, any auditor of the Company and any officer of the Company (not being a director or auditor of the Company), insurance against any Liability; and

(b) every director or auditor of the Company and every officer of the Company (not being a director or auditor of the Company) shall be indemnified out of the assets of the Company against any loss or liability incurred by him in defending any proceedings in which judgment is given in his favour or in which he is acquitted or in connection with any application in which relief is granted to him by the court from any Liability.

12.2 Regulation 118 in Table A shall not apply to the Company.

13. TRANSFER OF SHARES

13.1 The directors may, in their absolute discretion and without assigning any reason therefor, decline to register the transfer of a share, whether or not it is a fully paid share, and the first sentence of regulation 24 in Table A shall not apply to the Company.

Name and address of subscriber

BATS Holdings, Inc
The Corporation Trust Company
1209 Orange Street
WILMINGTON 19801
Delaware
USA

Dated 20th March 2008.

The regulations of Table A to the Companies Act 1985 apply to the Company save in so far as they are excluded or varied by its Articles of Association.

Table A as it relates to a private company limited by shares, as prescribed by the Companies (Tables A to F) Regulations 1985 (S.I. 1985 No. 805), amended by the Companies (Tables A to F) (Amendment) Regulations 1985 (S.I. 1985 No. 1052), The Companies Act 1985 (Electronic Communications) Order 2000 (S.I. 2000 No. 3373), the Companies (Tables A to F) (Amendment) Regulations 2007 (S.I. 2007 No 2541) and the Companies (Tables A to F) (Amendment) (No 2) Regulations 2007 (S.I. 2007 No 2826), is reprinted below.

Table A THE COMPANIES ACT 1985
Regulations for Management of a Company Limited by Shares

[illegible]

PURCHASE OF OWN SHARES

[illegible]

GENERAL MEETINGS

[illegible]

NOTICE OF GENERAL MEETINGS

[illegible]

PROCEEDINGS AT GENERAL MEETINGS

[illegible]

VOTES OF MEMBERS

[illegible]

NUMBER OF DIRECTORS

[illegible]

ALTERNATE DIRECTORS

[illegible]

[illegible]

POWERS OF DIRECTORS

[illegible]

DELEGATION OF DIRECTORS' POWERS

[illegible]

APPOINTMENT AND RETIREMENT OF DIRECTORS

[illegible]

DISQUALIFICATION AND REMOVAL OF DIRECTORS

[illegible]

REMUNERATION OF DIRECTORS

[illegible]

DIRECTORS' EXPENSES

[illegible]

DIRECTORS' APPOINTMENTS AND INTERESTS

[illegible]

DIRECTORS' GRATUITIES AND PENSIONS

[illegible]

PROCEEDINGS OF DIRECTORS

[illegible]

SECRETARY

[illegible]

MINUTES

[illegible]

THE SEAL

[illegible]

[illegible]

DIVIDENDS

102. [illegible]

103. [illegible]

104. [illegible]

105. [illegible]

106. [illegible]

107. [illegible]

108. [illegible]

ACCOUNTS

109. [illegible]

CAPITALISATION OF PROFITS

110. [illegible] company [illegible]

(a) [illegible]

(b) [illegible]

(c) [illegible]

(d) [illegible]

NOTICES

111. [illegible]

112. The company may give any notice to a member [illegible] United Kingdom [illegible]

113. A member present [illegible]

114. [illegible]

115. [illegible]

116. [illegible]

WINDING UP

117. [illegible]

INDEMNITY

118. [illegible]


DIEU ET MON DROIT

CERTIFICATE OF INCORPORATION

ON CHANGE OF NAME

Company No. 1651728

The Registrar of Companies for England and Wales hereby certifies that

INSTINET CHI-X LIMITED

having by special resolution changed its name, is now incorporated under the name of

CHI-X EUROPE LIMITED

Given at Companies House, London, the 20th July 2007


REGISTRAR OF COMPANIES FOR ENGLAND AND WALES

THE OFFICIAL SEAL OF THE REGISTRAR OF COMPANIES



Companies House

— for the record —

THE COMPANIES ACTS 1985 TO 2006

PRIVATE COMPANY LIMITED BY SHARES

ARTICLES OF ASSOCIATION

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CHI-X EUROPE LIMITED



Macfarlanes LLP
20 Cursitor Street
London EC4A 1LT

CONTENTS

THE COMPANIES ACT 2006

PRIVATE COMPANY LIMITED BY SHARES

ARTICLES OF ASSOCIATION

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CHI-X EUROPE LIMITED

(adopted by written resolution passed on 2012)

1 The Company's articles of association

1.1 The Company's articles of association (the "**articles**") comprise:

1.1.1 the model articles of association for private companies contained in Schedule 1 to The Companies (Model Articles) Regulations 2008 ("**Model Articles**") as in force at the date of adoption of these Articles, subject as expressly excluded or modified by (or to the extent inconsistent with) the following articles; and

1.1.2 the following articles ("**these Articles**");

to the exclusion of all previous articles, including any regulations formerly known as Table A and any provisions incorporated from the Company's memorandum of association.

1.2 In these Articles, reference to a numbered Model Article is to the article with that number in the Model Articles and reference to a numbered Article is to the article with that number in these Articles.

2 Definitions and Interpretation

2.1 In these Articles, terms defined in Model Article 1 have the same meanings when used in these Articles (except where the context otherwise requires) and the following words and expressions have the following meanings:

Act: the Companies Act 2006;

Conflict Situation: a situation in which a director has, or can have, a direct or indirect interest that conflicts, or may possibly conflict, with the interests of the Company, including in relation to the exploitation of any property, information or opportunity and regardless of whether the Company could take advantage of the property, information or opportunity itself, but excluding a situation which could not reasonably be regarded as likely to give rise to a conflict of interest;

Controlling Shareholder: the holder or holders, for the time being of more than one half in nominal value of the issued ordinary share capital of the Company (including, for the avoidance of doubt, any holder of the whole of the issued ordinary share capital of the Company); and

member: a shareholder.

2.2 Except as expressly provided otherwise in these Articles, or where expressly defined in Model Article 1, words or expressions contained in the Model Articles and in these Articles bear the same meaning as in the Act. The last paragraph of Model Article 1 (beginning "Unless the context otherwise requires") shall not apply.

2.3 In the Model Articles and in these Articles, except in Article 1.1 or as expressly provided otherwise in these Articles, any reference to any statute, statutory provision or subordinate legislation ("**Legislation**") includes a reference to that Legislation as from time to time amended or re-enacted (whether with or without modification).

2.4 For the purposes of the articles, "**clear days**" in relation to a period of notice excludes the day on which the notice is treated as given and the day of the meeting or other matter for which the notice is given and Model Article 41(5) shall apply as if the following words were deleted: "(that is, excluding the date of the adjourned meeting and the day on which the notice is given)–".

3 Company name

The name of the Company may be changed by:

3.1 special resolution of the members; or

3.2 otherwise in accordance with the Act.

4 Unanimous decisions of directors

4.1 Model Article 8(2) shall apply as if the words "copies of which have been signed by each eligible director" were deleted and replaced with the words "of which each eligible director has signed one or more copies".

4.2 References in Model Article 8 to eligible directors mean directors who would have been entitled to vote on the matter had it been proposed as a resolution at a directors' meeting excluding, in respect of the authorisation of a Conflict Situation, the director subject to that Conflict Situation. Model Article 8(3) shall not apply.

5 Quorum for directors' meetings

5.1 The quorum for directors' meetings may be fixed from time to time by a decision of the directors but, except as set out in Articles 5.2 and 5.3, it must never be less than two, and unless otherwise fixed it is two. Model Article 11(2) shall not apply.

5.2 At any time when there is only one director in office, the quorum for directors' meetings will be that one director (without prejudice to the powers of the sole director to take decisions without a meeting, as provided in Model Article 7(2)).

6 Chairman

The directors participating at a meeting of directors may appoint one of their number to act as Chairman. The Chairman shall not have a casting vote. Model Articles 12 and 13 shall not apply.

7 Conflicts of interest - Directors' authorisation, voting and counting in the quorum

7.1 If a Conflict Situation arises, the directors may authorise it for the purposes of section 175(4)(b) of the Act by a resolution of the directors made in accordance with that section and these Articles. At the time of the authorisation, or at any time afterwards, the directors may impose any limitations or conditions or grant the authority subject to such terms which (in each case) they consider appropriate and reasonable in all the circumstances. Any authorisation may be revoked or varied at any time at the discretion of the directors.

7.2 For the purposes of any directors' meeting (or part of a meeting) at which it is proposed to authorise a Conflict Situation in respect of one or more directors, if there is only one director in office other than the director or directors subject to the Conflict Situation, the quorum for such meeting (or part of a meeting) shall be that one director.

7.3 Except as otherwise specified in these Articles or the Companies Acts, and subject to any limitations, conditions or terms attaching to any authorisation given by the directors for the purposes of section 175(4)(b) of the Act, a director may vote on, and be counted in the quorum in relation to, any resolution relating to a matter in which:

7.3.1 he is in a Conflict Situation; and

7.3.2 he has, or can have a conflict of interest arising in relation to an existing or a proposed transaction or arrangement with the Company.

7.4 Model Article 14 shall not apply.

8 Appointing and removing directors

The Controlling Shareholder shall have the right at any time and from time to time to appoint one or more persons to be a director or directors of the Company. Any such appointment shall be effected by notice in writing to the Company, or to a meeting of its directors, including a meeting which until such appointment would not be quorate, by the Controlling Shareholder and the Controlling Shareholder may in like manner at any time and from time to time remove from office any director (whether or not appointed by it pursuant to this Article).

9 Termination of director's appointment

In addition to the circumstances set out in Model Article 18, a person also ceases to be a director if he is removed from office pursuant to Article 8.

10 Directors' remuneration and other benefits

10.1 A director may undertake any services for the Company that the directors decide.

10.2 A director is entitled to such remuneration as the directors decide:

10.2.1 for his services to the Company as director; and

10.2.2 for any other services which he undertakes for the Company.

10.3 Subject to the articles, a director's remuneration may:

10.3.1 take any form; and

10.3.2 include any arrangements in connection with the payment of a pension, allowance or gratuity, or any death, sickness or disability benefits, to or in respect of that director.

10.4 Unless the directors decide otherwise, no director is accountable to the Company for any remuneration or other benefit which he receives as a director or other officer or employee of, or for services provided to, any of the Company's subsidiary undertakings or of any parent undertaking of the Company from time to time or of any other body corporate in which the Company or any such parent undertaking is interested, including subsidiary undertakings of the parent undertaking of the Company.

10.5 Model Article 19 shall not apply.

11 Share capital

11.1 The share capital of the Company at the date of adoption of these Articles comprises ordinary shares of £1 each

11.2 No shares in the capital of the Company shall be issued with rights as regards voting, or the payment of dividends, or the return of capital which rank in priority to the ordinary shares in the Company, or which carry any right of redemption at the option of the holder. Model Article 22 shall not apply.

12 Payment for shares

12.1 No share shall be issued other than for a subscription price decided by the directors (subject to the Act).

12.2 If so decided by the directors, the subscription price need not be paid in full at the time of issue of a share, but any amount not paid at the time of issue shall be paid:

12.2.1 subject as the directors may decide prior to issue, on demand by the directors; or

12.2.2 on demand by a liquidator of the Company.

12.3 The Company may, if so decided by the directors, make arrangements on the issue of shares for a difference between shareholders in the amounts and times of payment of calls on their shares.

12.4 Model Article 21 shall not apply.

13 Joint holders of shares

13.1 Where two or more persons are registered as the holders of any share, they shall be deemed to hold the share as joint tenants with benefit of survivorship except that:

13.1.1 the maximum number of persons who may be registered as joint holders of any share is four; and

13.1.2 the joint holders of any share shall be liable, severally as well as jointly, in respect of all payments which are to be made in respect of such share.

13.2 Any one of joint holders may give valid receipts or waivers in respect of any dividend, bonus, return of capital or other money payable in respect of a share on behalf of all the joint holders and Model Article 35 shall apply subject to this Article.

13.3 Only the person whose name stands first in the register as one of the joint holders of any share shall be entitled to delivery of the certificate relating to such share (if that share is held in certificated form), or to receive documents and information from the Company in respect of that share. Any document or information given or made available to such person shall be deemed to be given or made available to all the joint holders.

13.4 Any one of the joint holders of any share for the time being conferring a right to vote may vote in respect of the share, or may appoint a proxy or representative to vote in respect of the share, as if he were the sole holder, provided that:

13.4.1 if, at a meeting, more than one of the joint holders, or their proxy or representative, seeks to vote in respect of the share, only the vote cast by the holder (or the proxy or representative of the holder) whose name stands first among them in the register in respect of that share shall be counted; and

13.4.2 on a written resolution, agreement may be signified by any of the joint holders and, once given, such agreement shall have effect notwithstanding any objection by any other joint holder.

13.5 Anything to be agreed, specified or done by a holder of a share may, in the case of a share held by more than one holder, be validly agreed, specified or done by any one of the joint holders of such share, subject as expressly provided in the articles.

14 Issue of new shares

14.1 The Company has the power to allot and issue shares in the capital of the Company and to grant rights to subscribe for, or to convert any security into, shares in the capital of the Company pursuant to those rights.

14.2 At any time when there is a single Controlling Shareholder, the directors may only exercise the power of the Company to allot shares or to grant rights to subscribe for, or to convert any security into, shares in favour of that Controlling Shareholder or some other person expressly approved by the Controlling Shareholder in writing. The powers of the directors pursuant to section 550 of the Act shall be limited accordingly.

14.3 The provisions of sections 561 and 562 of the Act shall not apply to the Company.

15 Transfer of shares

15.1 The directors shall register any transfer of shares made with the express written consent of the Controlling Shareholder.

15.2 Subject to Article 15.1, the directors may, in their absolute discretion, refuse to register the transfer of any share, and if they do so, the instrument of transfer must be returned to the transferee with the notice of refusal unless they suspect that the proposed transfer may be fraudulent. Model Article 26(5) shall not apply.

16 Procedure for declaring dividends

16.1 Except as otherwise provided by the rights attached to any shares from time to time, all dividends shall be paid to the holders of shares in proportion to the numbers of shares on which the dividend is paid held by them respectively.

16.2 Model Article 30(4) shall apply as if the words "the terms on which shares are issued" were deleted and replaced with the words "the rights attached to shares".

17 No interest on distributions

Model Article 32(a) shall apply as if the words "the terms on which the share was issued" were deleted and replaced with the words "the rights attached to the share".

18 Attendance and quorum at general meetings

18.1 Model Article 37(4) shall apply with the word "persons" substituted for the word "members".

18.2 Section 318 of the Act shall apply to determine the quorum required at a general meeting of the Company.

18.3 For the avoidance of doubt, if a quorum ceases to be present at a general meeting, no further business shall be transacted whilst the quorum is not present, but without prejudice to business transacted whilst the quorum was present or once the quorum returns.

19 Voting rights

19.1 On any resolution, whether at a meeting, on a poll or by written resolution, each member shall be entitled to one vote for every share held by him (subject as provided in the articles in respect of joint holders).

20 Communications

20.1 Subject as expressly provided in the articles, the company communications provisions (as defined in the Act) shall apply to any document or information authorised or required to be sent or supplied by the Company to any member or director or other person, or by any member or director or other person to the Company or by any member or director or other person to any other member or director or other person in each case for the purposes of the articles as they do to documents or information authorised or required to be sent or supplied by or to a company pursuant to the Companies Acts, subject as follows.

20.1.1 the provisions of section 1168 of the Act (Hard copy and electronic form and related expressions) shall apply as if the words "and the articles" were inserted after the words "the Companies Acts" in sections 1168(1) and 1168(7); and

20.1.2 section 1147 of the Act (Deemed delivery of documents and information) shall apply as if:

20.1.2.1 in section 1147(2) the words "or by airmail (whether in hard copy or electronic form) to an address outside the United Kingdom" were inserted after the words "in the United Kingdom" and the words "48 hours after its was posted" were replaced with the words "on the second working day after the date of posting where sent from the United Kingdom to an address in the United Kingdom by first class pre-paid inland post and on the fourth working day after the date of posting where sent by airmail";

20.1.2.2 in section 1147(3) the words "48 hours after it was sent" were deleted and replaced with the words "when sent, notwithstanding that the Company may be aware of the failure in delivery of such document or information."; and

20.1.2.3 section 1147(5) were replaced with the following:

"Where the document or information is sent or supplied by hand (whether in hard copy or electronic form) and the Company is able to show that it was properly addressed and sent at the cost of the Company, it is deemed to have been received by the intended recipient when delivered to the relevant address."; and

20.1.3 proof that a document or information sent by electronic means was sent in accordance with guidance issued by the Institute of Chartered Secretaries and Administrators shall be conclusive evidence that the document or information was properly addressed as required by section 1147(3) of the Act and that the document or information was sent or supplied.

20.2 Notice of a meeting of directors may be given to a director orally, or in any manner in which he has indicated he is willing to receive such notice.

20.3 Model Article 48 shall not apply.

21 Company seals

Model Article 49(4)(b) shall not apply.

22 Indemnities, insurance and funding of defence proceedings

22.1 This Article 23 shall have effect, and any indemnity provided by or pursuant to it shall apply, only to the extent permitted by, and subject to the restrictions of, the Act. It does not allow for or provide (to any extent) an indemnity which is more extensive than is permitted by the Act and any such indemnity is limited accordingly. This Article 23 is also without prejudice to any indemnity to which any person may otherwise be entitled.

22.2 The Company may indemnify every person who is a director or other officer (other than an auditor) of the Company out of the assets of the Company from and against any loss, liability or expense incurred by him or them in relation to the Company.

22.3 The Company may indemnify any person who is a director of a company that is a trustee of an occupational pension scheme (as defined in section 235(6) of the Act) out of the assets of the Company from and against any loss, liability or expense incurred by him or them in connection with such company's activities as trustee of the scheme.

22.4 The directors may purchase and maintain insurance at the expense of the Company for the benefit of any person who is or was at any time a director or other officer of the Company or of any associated company (as defined in section 256 of the Act) of the Company or a trustee of any pension fund or employee benefits trust for the benefit of any employee of the Company or of any associated company.

22.5 The directors may, subject to the provisions of the Act, exercise the powers conferred on them by sections 205 and 206 of the Act to:

22.5.1 provide funds to meet expenditure incurred or to be incurred in defending any proceedings, investigation or action referred to in those sections or in connection with an application for relief referred to in section 205; or

22.5.2 take any action to enable such expenditure not to be incurred.

22.6 Model Articles 52 and 53 shall not apply.

23 Limited liability

The liability of the members of the Company is limited to the amount for the time being (if any) unpaid of the shares held by them.

Registered No. 01651728

The Companies Acts 1985 and 1989

PRIVATE COMPANY LIMITED BY SHARES

Memorandum of Association

(as amended by resolution in writing passed on 17 December 2007)

\- of -

CHI-X EUROPE LIMITED

1 The name of the company is "CHI-X EUROPE LIMITED"*.

2 The registered office of the Company will be in England and Wales.

3** The objects for which the Company is established are:

3.1 (a) To carry on the business of a Broker Dealer as a Limited Corporate Member of The Stock Exchange and as ancillary thereto to do all or any of the things and matters hereinafter specified.

(b) To supply services, information and assistance to providers or users of information and order-processing networks useful in or in connection with the Company's business.

(c) To carry on any other trade or business which may be capable of being conveniently carried on in connection with the objects specified in sub-clause (a) hereof or calculated directly or indirectly to enhance the value of or render profitable any of the Company's property or rights.

(d) To act as the holding and co-ordinating company of the group of companies of which the Company may from time to time be the holding company.

3.2 To form, promote, subsidise and assist companies, syndicates or other bodies of all kinds and to issue, place, underwrite or guarantee the subscription of, subscribe for, acquire or sell any shares, stocks, bonds, options, debentures, debenture stock or other capital or securities or obligations of any such companies, syndicates or other bodies, or to pay commission to and remunerate any person or company for services rendered in issuing, placing, underwriting, guaranteeing, subscribing, acquiring or selling as aforesaid.

3.3 To enter into, carry on and participate in financial transactions and operations of all kinds and to take any steps which may be considered expedient for carrying into effect such transactions and operations.

3.4 To invest or deal with any of the monies of the Company not immediately required for its operations in such manner with or without security and whether at home or abroad as the Company may think fit.

* Incorporated as de Zoete & Bevan (Financial Futures) Limited on 15 July 1982. Name changed to Thamesway Investment Services Limited on 8 September 1987, to Instinet Investment Services Limited on 1 January 1985, to Instinet Chi-X Limited on 21 March 2006 and to Chi-X Europe Limited on 20 July 2007.

** Clause 3 adopted by written resolution passed on 15 May 2006.

3.5 To enter into partnership or into any arrangement for sharing profits, union of interests, co-operation, reciprocal concessions or otherwise with any person, firm, company or other body of any kind for the purpose of carrying on business from which the Company would or might derive any benefit whether direct or indirect.

3.6 To purchase or otherwise acquire and undertake all or any part of the business, property, liabilities and transactions of any person, firm, company or other body of any kind, and to establish or promote or join in the establishment or promotion of any other company whose objects shall include the objects of the Company or the promotion of which shall be calculated to advance its interests and to acquire and hold any shares, securities or obligations of any such company.

3.7 To purchase or otherwise acquire any patents, *brevets d'invention*, licences, concessions, copyrights, trade marks, designs, rights of agency or distributorship and the like, conferring any exclusive or non-exclusive or limited right, or any secret or other information as to any state of affairs, individual, firm, company or other body, or invention, process development or the like which may seem to the Company capable of being used for any of the purposes of the Company, or the acquisition of which may seem calculated directly or indirectly to benefit the Company, to use, exercise, develop, grant licences in respect of or otherwise turn to account any of the same and with a view to the working and development of the same to carry on any business whatsoever which the Company may think calculated directly or indirectly to achieve these objects and to apply for, registered or by other means protect, prolong and renew whether in the United Kingdom or elsewhere any of the same.

3.8 To purchase, take on lease or in exchange, hire or otherwise acquire and hold for any estate or interest and manage any lands, buildings, servitudes, easements, rights, privileges, concessions, machinery, plant, stock-in-trade and any heritable or moveable real or personal property of any kind.

3.9 To develop, work, improve, manage, lease, mortgage, charge, pledge, turn to account or otherwise deal with all or any part of the property of the Company, to surrender or accept surrender of any lease or tenancy or rights, and to sell the property, business or undertaking of the Company, or any part thereof, for such consideration as the Company may think fit, and in particular for cash or shares, debentures or securities of any other company.

3.10 To construct, erect, maintain, alter, replace or remove any buildings, works, offices, erections, plant, machinery, tools, or equipment as may seem desirable for any of the businesses or in the interests of the Company, and to manufacture, buy, sell and generally deal in any plant, tools, machinery, goods or things of any description which may be conveniently dealt with in connection with any of the Company's objects.

3.11 To manage and conduct the affairs of any companies, firms and persons carrying on business of any kind whatsoever, and in any part of the world.

3.12 To borrow or raise money in such manner as the Company shall think fit and in particular by the issue (whether at par or at a premium or discount and for such consideration as the Company may think fit) of bonds, debentures or debenture stock (payable to bearer or otherwise), mortgages or charges, perpetual or otherwise, and, if the Company thinks fit, charged upon all or any of the Company's property (both present and future) and undertaking including its uncalled capital and further, if so thought fit, convertible into any stock or shares of the Company or any other company, and collaterally or further to secure any obligations of the Company by a trust deed or other assurance.

3.13 To guarantee or otherwise support or secure, either with or without the Company receiving any consideration or advantage and whether by personal covenant or by mortgaging or charging all or part of the undertaking, property, assets and rights present and future and uncalled capital of the Company or by both such methods or by any other means whatsoever, the liabilities and obligations of and the payment of any monies whatsoever by any person, firm or company whatsoever including but not limited to any company which is for the time being the holding company or a subsidiary (both as defined by section 736 of the Companies Act 1985) of the Company or of the Company's holding company or is controlled by the same person or persons as control the Company or is otherwise associated with the Company in its business.

3.14 To grant indemnities of every description and to undertake obligations of every description.

3.15 To make, draw, accept, indorse and negotiate bills of exchange or other negotiable instruments and to receive money on deposit or loan.

3.16 To pay all or any expenses incurred in connection with the formation and promotion and incorporation of the Company and to pay commission to and remunerate any person or company for services rendered in underwriting or placing, or assisting to underwrite or place, any of the shares in the Company's capital or any debentures or other security of the Company, or in or about the formation or promotion of the Company or the conduct of its business.

3.17 To pay for any property or rights acquired by the Company or to remunerate any person, firm or company rendering services to the Company either in cash or in kind or fully paid-up shares with or without preferred or deferred rights in respect of dividend or repayment of capital or otherwise, or by any securities which the Company has power to issue, or partly in one mode and partly in another and generally on such terms as may be determined but so that any shares shall be issued only if they are fully paid or credited as fully paid on or before allotment.

3.18 To accept payment for any property or rights sold or otherwise disposed of or dealt with by the Company, either in cash, by instalments or otherwise, or in fully paid-up shares of any company or corporation, with or without deferred or preferred rights in respect of dividend or repayment of capital or otherwise, or in debentures or mortgage debentures or debenture stock, mortgages or other securities or any company or corporation, or partly in one mode and partly in another, and generally on such terms as the Company may determine.

3.19 To make loans or give credit on such terms as may seem expedient with or without security to such persons, firms, companies, syndicates or other bodies of all kinds and in such cases (and in the case of loans either of cash or of other assets) as the Company may think fit.

3.20 To distribute among the members in specie any property of the Company or any proceeds of sale, disposal or realisation of any property of the Company but so that no distribution amounting to a reduction of capital be made except with the sanction (if any) for the time being required by law.

3.21 To amalgamate with any other company whose objects are or include objects similar to those of the Company and on any terms whatsoever.

3.22 To procure the Company to be registered or recognised in any country or place abroad.

3.23 To obtain any order or Act of Parliament or of any authority or agency existing from time to time by virtue of statutory powers in this country or in any other State for enabling the Company to carry any of its objects into effect, or for effecting any modifications of the Company's constitution, or for any other purpose which may seem expedient, and to oppose any proceeding or application which may seem calculated, directly or indirectly, to prejudice the Company's interests.

3.24 To enter into any arrangements with any government or with any authority or agency existing from time to time by virtue of statutory powers, as may seem conducive to the attainment of the Company's objects or any of them, and to obtain from any such government or authority any charters, decrees, rights, privileges or concessions which the Company may think desirable and to carry out, exercise and comply with any such charters, orders, rights, privileges and concessions.

3.25 To appoint any person or persons, firm or firms, company or companies to be the attorney or agent of the Company and to act as agents, managers, secretaries, contractors or in similar capacity.

3.26 To establish and maintain or procure the establishment and maintenance of contributory or non-contributory pension or superannuation funds for the benefit of the persons referred to below, to grant emoluments, pensions, allowances, donations, gratuities and bonuses to such persons and to make payments for or towards insurance on the life or lives of such persons; to establish, subsidise, subscribe to or otherwise support any institution, association, society, club, other establishment or fund, the support of which may, in the opinion of the Company, be calculated directly or indirectly to benefit the Company or any such persons, or which may be connected with any place where the Company carries on business; to institute and maintain any profit-sharing scheme calculated to advance the interests of the Company or such persons; the said persons are any persons who are or were at any time in the employment or service of the Company or its predecessor in business or of any company which is or has been the holding company or a subsidiary (both as defined by section 736 Companies Act 1985) of the Company or of the Company's holding company or who are or were at any time directors or officers of the Company or of such other company as aforesaid, and the spouses, widows, widowers, families or dependents of any such persons.

3.27 To subscribe or guarantee money for or organise or assist any charitable, benevolent, public, general, political or useful object or for any exhibition or for any persons which or who may be considered likely directly or indirectly to further the objects of the Company or the interests of its shareholders.

3.28 To take, make, execute, enter into, commence, carry on, prosecute or defend all steps, contracts, agreements, negotiations, legal and other proceedings, compromises, arrangements and schemes, and to do all other acts, matters and things which shall at any time appear conducive to or expedient for the advantage or protection of the Company.

3.29 To do all or any of the above things in any part of the world and either as principals, agents, contractors, trustees, or otherwise, and either alone or in conjunction with others.

3.30 To do all such acts or things as are incidental or conducive to the attainment of the above objects or any of them.

It is hereby declared that:

(a) the word "company" in this clause, except where used in reference to the Company, shall be deemed to include any partnership or other body of persons, whether incorporated or not incorporated, and whether domiciled in the United Kingdom or elsewhere, and whether now existing or hereafter to be formed; and

(b) the objects set forth in each sub-clause of this Clause shall not be restrictively construed but the widest interpretation shall be given thereto and they shall not, except where the context expressly so requires, be in any way limited or restricted by application of the *ejusdem generis* rule or by reference to or inference from any other object or objects set forth in such sub-clause or from the terms of any other sub-clause or by the name of the Company; none of such sub-clauses or the object or objects therein specified or the powers thereby conferred shall be deemed subsidiary or ancillary to the objects or powers mentioned in any other sub-clause, but the Company shall have full power to exercise all or any of the objects conferred by and provided in each of the said sub-clauses as if each sub-clause contained the objects of a separate company.

4 The liability of the members is limited.

5 The share capital of the Company is £43,697,442 divided into 11,697,442 Class A Shares, 30,000,000 Class B Shares and 2,000,000 Class C Shares of £1 each.***

*** Authorised share capital increased by written resolution passed on 17 December 2007.

We, the several persons whose name and addresses are subscribed, are desirous of being formed into a Company in pursuance of this Memorandum of Association and we respectively agree to take the number of shares in the capital of the Company set opposite our respective names.

NAMES, ADDRESSES AND DESCRIPTIONS OF SUBCRIBERS	No. of Shares taken by each Subscriber
P. F. J. RENDELL 25, FINSBURY CIRCUS LONDON, EC2M 7EE. STOCKBROKER	ONE
D.C.CULHANE 25, FINSBURY CIRCUS LONDON, EC2M 7EE. STOCKBROKER	ONE

DATED this 25th day of May 1982

WITNESS to the above Signatures:-

George Herbert Davis,

25, Finsbury Circus,

London, EC2M 7EE.

Stockbroker

State of Delaware
Secretary of State
Division of Corporations
Delivered 01:59 PM 09/17/2012
FILED 01:59 PM 09/17/2012
SRV 121038520 - 5216542 FILE

CERTIFICATE OF INCORPORATION

OF

BATS FX, INC.

FIRST: The name of the corporation is BATS FX, Inc. (the "Corporation").

SECOND: The address of the registered office of the Corporation in the State of Delaware is Corporation Trust Center, 1209 Orange Street, City of Wilmington, County of New Castle, Delaware 19801. The name of the registered agent of the Corporation at such address is The Corporation Trust Company.

THIRD: The nature of the business or purposes to be conducted or promoted by the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware ("Delaware Law") as the same exists or may hereafter be amended.

FOURTH: The total number of shares of stock which the Corporation shall have authority to issue is 1,000, and the par value of each such share is $0.01, amounting in the aggregate to $10.00.

FIFTH: The name and mailing address of the incorporator of the Corporation is:

Name	Mailing Address
Greg Steinberg	BATS Exchange, Inc. 8050 Marshall Drive, Suite 120 Lenexa, Kansas 66214

SIXTH: The Board of Directors shall have the power to adopt, amend or repeal the bylaws of the Corporation.

SEVENTH: Election of directors need not be by written ballot unless the bylaws of the Corporation so provide.

EIGHTH: The Corporation expressly elects not to be governed by Section 203 of Delaware Law.

NINTH: (1) A director of the Corporation shall not be liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director to the fullest extent permitted under Delaware Law.

(2)(a) Each person (and the heirs, executors or administrators of such person) who was or is a party or is threatened to be made a party to, or is involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was a director or officer of the Corporation or is or was serving at the request of the Corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, shall be indemnified and held harmless by the Corporation to the fullest extent permitted by Delaware Law. The right to indemnification conferred in this ARTICLE NINTH shall also include the right to be paid by the Corporation the expenses incurred in connection with any such proceeding in advance of its final disposition to the fullest extent authorized by Delaware Law. The right to indemnification conferred in this ARTICLE NINTH shall be a contract right.

(b) The Corporation may, by action of its Board of Directors, provide indemnification to such of the employees and agents of the Corporation to such extent and to such effect as the Board of Directors shall determine to be appropriate and authorized by Delaware Law.

(3) The Corporation shall have the power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss incurred by such person in any such capacity or arising out of such person's status as such, whether or not the Corporation would have the power to indemnify such person against such liability under Delaware Law.

(4) The rights and authority conferred in this ARTICLE NINTH shall not be exclusive of any other right which any person may otherwise have or hereafter acquire.

(5) Neither the amendment nor repeal of this ARTICLE NINTH, nor the adoption of any provision of this Certificate of Incorporation or the bylaws of the Corporation, nor, to the fullest extent permitted by Delaware Law, any modification of law, shall adversely affect any right or protection of any person granted pursuant hereto existing at, or arising out of or related to any event, act or omission that occurred prior to, the time of such amendment, repeal, adoption or modification (regardless of when any proceeding (or part thereof) relating to such event, act or omission arises or is first threatened, commenced or completed).

TENTH: The Corporation reserves the right to amend this Certificate of Incorporation in any manner permitted under Delaware Law and all rights and powers conferred herein on stockholders, directors and officers, if any, are subject to this reserved power.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Incorporation on this 17th day of September, 2012.



Greg Steinberg
Incorporator

BYLAWS

OF

BATS FX, INC.

(a Delaware corporation)

ARTICLE I.

OFFICES

1.1. Principal and Business Offices. The corporation may have such principal and other business offices, either within or without the State of Delaware, as the Board of Directors may designate or as the business of the corporation may require from time to time.

1.2. Registered Office. The registered office of the corporation required by the Delaware General Corporation Law to be maintained in the State of Delaware may be, but need not be, identical with the principal office in the State of Delaware, and the address of the registered office may be changed from time to time by the Board of Directors or by the registered agent. The business office of the registered agent of the corporation shall be identical to such registered office.

ARTICLE II.

STOCKHOLDERS

2.1. Annual Meeting. The annual meeting of the stockholders for the purposes of electing directors and for the transaction of such other business as may come before the meeting shall be held at such date, time and place, if any, as shall be determined by the Board of Directors and stated in the notice of the meeting.

2.2. Special Meeting. Special meetings of the stockholders, for any purpose or purposes, unless otherwise prescribed by statute, may be called by the Board of Directors or the President or the Secretary or by the person, or in the manner, designated by the Board of Directors.

2.3. Place of Meeting. The Board of Directors may designate any place, either within or without the State of Delaware, as the place of meeting for any annual meeting or for any special meeting of stockholders called by the Board of Directors.

2.4. Notice of Meeting. Written notice stating the place, if any, day and hour of the meeting of stockholders, the means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting, and, in case of a special meeting, the purpose or purposes for which the meeting is called, shall be delivered to each stockholder of record entitled to vote at such meeting not less than ten (10) days (unless a longer period is required by law or the articles of incorporation) not more than sixty (60) days before the date of the meeting.

2.5. Adjournment. Any meeting of stockholders may be adjourned to reconvene at any place designated by vote of a majority of the shares represented thereat. At the adjourned meeting, the corporation may transact any business which might have been transacted at the original meeting. No notice of an adjournment need be given if the time, place, if any, and the means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting are announced at the meeting at which an adjournment is taken, unless the adjournment is for more than thirty (30) days or a new record date is fixed for the adjourned meeting, in which case notice of the adjourned meeting shall be given to each stockholder. Unless a new record date for the adjourned meeting is fixed, the determination of stockholders of record entitled to notice or to vote at the meeting at which adjournment is taken shall apply to the adjourned meeting.

2.6. Fixing of Record Date. For the purpose of determining stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, or stockholders entitled to receive payment of any dividend, or in order to make a determination of stockholders for any other proper purpose, the Board of Directors may fix in advance a date as the record date for any such determination of stockholders, such date in any case to be not more than sixty (60) days, and, in case of a meeting of stockholders, not less than ten (10) days prior to the date on which the particular action requiring such determination of stockholders is to be taken. If no record date is fixed, the record date for determining:

(a) stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given or, if notice if waived, at the close of business on the day next preceding the day on which the meeting is held;

(b) stockholders entitled to express consent to a corporate action in writing without meeting shall be the day on which the first written consent is expressed; or

(c) stockholders for any other purpose shall be the close of business on the day on which the Board of Directors adopts the resolution relating thereto.

2.7. Voting Records. The officer having charge of the stock transfer books for shares of the corporation shall, at least ten (10) days before each meeting of stockholders, make a complete record of the stockholders entitled to vote at such meeting, arranged in alphabetical order, with the address of and the number of shares held by each. Such record shall be produced and kept open to the examination of any stockholders, for any purpose germane to the meeting, during ordinary business hours, for a period of at least ten (10) days prior to the meeting, either at a place within the city where the meeting is to be held as specified in the notice of the meeting or at the place of the meeting. The record shall also be produced and kept at the time and place of the meeting during the whole time thereof, and may be inspected by any stockholders present. The original stock transfer books shall be the only evidence as to who are the stockholders entitled to examine such record or transfer books or to vote at any meeting of stockholders.

2.8. Quorum; Voting. Except as otherwise provided in the certificate of incorporation or these bylaws and subject to Delaware law, a majority of the shares entitled to vote, represented in person or by proxy, shall constitute a quorum at a meeting of stockholders, but in no event shall less than one-third of the shares entitled to vote constitute a quorum. Except as otherwise provided in the certificate of incorporation or these bylaws and subject to Delaware law, each stockholder shall be entitled to one vote for each outstanding share of capital stock of the corporation held by such stockholder. Any share of capital stock held by the corporation shall have no voting rights. Except as otherwise provided in the certificate of incorporation or these bylaws and subject to Delaware law, in all matters other than the election of directors, the affirmative vote of the majority of the shares represented at the meeting and entitled to vote on the subject matter shall be the act of the stockholders. Though less than a quorum of the outstanding shares are represented at a meeting, a majority of the shares represented at a meeting which initially had a quorum may adjourn the meeting from time to time without further notice.

2.9. Conduct of Meeting. The President or, in the President's absence, a Vice President in the order provided under Section 4.6 or, in their absence, any person chosen by the stockholders present, shall call the meeting of the stockholders to order and shall act as chairman of the meeting. The Secretary of the corporation shall act as secretary of all meetings of the stockholders, but, in the absence of the Secretary, the presiding officer may appoint any other person to act as secretary of the meeting.

2.10. Proxies. At all meetings of stockholders, a stockholder entitled to vote may vote in person, by proxy, appointed in writing by the stockholder, or by the stockholder's duly authorized attorney in fact. Such proxy shall be filed with the Secretary of the corporation before or at the time of the meeting. Unless otherwise provided in the proxy and supported by sufficient interest, a proxy may be revoked at any time before it is voted, either by written notice filed with the Secretary or the acting secretary, or by oral notice given by the stockholder to the presiding officer during the meeting. The presence of a stockholder who has filed a proxy shall not of itself constitute a revocation. No proxy shall be valid after three (3) years from the date of its execution, unless otherwise provided in the proxy. The Board of Directors shall have the power and authority to make rules establishing presumptions as to the validity and sufficiency of proxies.

2.11. Voting of Shares by Certain Holders.

(a) Other Corporations. Shares standing in the name of another corporation may be voted either in person or by proxy, by the president of such corporation or any other officer appointed by such president. A proxy executed by any principal officer of such other corporation or assistant thereto shall be conclusive evidence of the signer's authority to act, in the absence of express notice to this corporation, given in writing to the Secretary of this corporation, of the designation of some other person by the board of directors or the bylaws of such other corporation.

(b) Legal Representatives and Fiduciaries. Shares held by any administrator, executor, guardian, conservator, trustee in bankruptcy, receiver, or assignee for creditors may be voted by a duly executed proxy, without a transfer of such shares to his or her name. Shares standing in the name of a fiduciary may be voted by the fiduciary, either in person or by proxy. A proxy executed by a fiduciary, shall be conclusive evidence of the signer's authority to act, in the absence of express notice to this corporation, given in writing to the Secretary of this corporation, that such manner of voting is expressly prohibited or otherwise directed by the document creating the fiduciary relationship.

(c) Pledgees. A stockholder whose shares are pledged shall be entitled to vote such shares, unless in the transfer of the shares the pledgor has expressly authorized the pledgee to vote the shares and thereafter the pledgee, or his or her proxy, shall be entitled to vote the shares so transferred.

(d) Treasury Stock and Subsidiaries. Neither treasury shares, nor shares held by another corporation if a majority of the shares entitled to vote for the election of directors of such other corporation is held by this corporation, shall be voted at any meeting or counted in determining the total number of outstanding shares entitled to vote, but shares of its own issue held by its corporation in a fiduciary capacity, or held by such other corporation in a fiduciary capacity, may be voted and shall be counted in determining the total number of outstanding shares entitled to vote.

(e) Joint Holders. Shares of record in the names of two or more persons or shares to which two or more persons have the same fiduciary relationship, unless the Secretary of the corporation is given notice otherwise and furnished with a copy of the instrument creating the relationship, may be voted as follows: (i) if voted by an individual, the individual's vote binds all holders; or (ii) if voted by more than one holder, the majority vote binds all, unless the vote is evenly split in which case the shares may be voted proportionately, or according to the ownership interest as shown in the instrument filed with the Secretary of the corporation.

2.12. Waiver of Notice by Stockholders. Whenever any notice is required to be given to any stockholder of the corporation under the certificate of incorporation or bylaws or any provision of the Delaware General Corporation Law, a waiver thereof in writing, signed at any time, whether before or after the time of meeting, by the stockholder entitled to such notice, shall be deemed equivalent to the giving of such notice. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except where the person attends for the express purpose of objecting to the transaction of any business. Neither the business nor the purpose of any regular or special meeting of stockholders, directors or members of a committee of directors need be specified in the waiver.

2.13. Stockholders Consent Without Meeting. Any action required or permitted by the certificate of incorporation or bylaws or any provision of law to be taken at a meeting of the stockholders, may be taken without a meeting, prior notice or vote, if a consent in writing, setting forth the action so taken, shall be signed by the number of stockholders required to authorize such action at a meeting. If the action is authorized by less than unanimous consent, notice of the action shall be given to nonconsenting stockholders.

ARTICLE III.

BOARD OF DIRECTORS

3.1. General Powers; Number; Election. The business and affairs of the corporation shall be managed by its Board of Directors. The number of directors of the corporation shall be one (1) or such other specific number as may be designated from time to time by resolution of the Board of Directors. Subject to the rights of the holders of any series of preferred stock to elect additional directors under specific circumstances, directors shall be elected by a plurality of the votes of the shares of capital stock of the corporation present in person or represented by proxy at the meeting and entitled to vote on the election of directors.

3.2. Tenure and Qualifications. Each director shall hold office until the next annual meeting of stockholders and until his or her successor shall have been qualified and elected, or until his or her prior death, resignation or removal. Any director or the entire Board of Directors may be removed from office, with or without cause, at any time by affirmative vote of a majority of the outstanding shares entitled to vote for the election of such director, taken at a meeting of stockholders called for that purpose. A director may resign at any time by filing his or her written resignation with the Secretary of the corporation. Directors need not be residents of the State of Delaware or stockholders of the corporation.

3.3. Regular Meetings. A regular meeting of the Board of Directors shall be held without other notice than this bylaw immediately after the annual meeting of stockholders, and each adjourned session thereof. The place of such regular meeting shall be the same as the place of the meeting of stockholders which precedes it, or such other suitable place as may be announced at such meeting of stockholders. The Board of Directors may provide, by resolution, the time and place, either within or without the State of Delaware, for the holding of additional regular meetings without other notice than such resolution.

3.4. Special Meetings. Special meetings of the Board of Directors may be called by or at the request of the President, Secretary or Treasurer. The President or Secretary calling any special meeting of the Board of Directors may fix any place, either within or without the State of Delaware, as the place for holding any special meeting of the Board of Directors called by them, and if no other place is fixed the place of the meeting shall be the registered office of the corporation in the State of Delaware.

3.5. Notice; Waiver. Notice of each meeting of the Board of Directors (unless otherwise provided in or pursuant to Section 3.3) shall be given to each director not less than twenty-four (24) hours prior to the meeting by giving oral, telephone or written notice to a director in person, or by facsimile, e-mail or other electronic means, or not less than three (3) days prior to a meeting by delivering or mailing notice to the business address or such other address as a director shall have designated in writing and filed with the Secretary. Whenever any notice is required to be given to any director of the corporation under the certificate of incorporation or bylaws or any provision of law, a waiver thereof in writing, signed at any time, whether before or after the time of meeting, by the director entitled to such notice, shall be deemed equivalent to the giving of such notice. The attendance of a director at a meeting shall constitute a waiver of notice of such meeting, except where a director attends a meeting and objects thereat to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the Board of Directors need be specified in the notice or waiver of notice of such meeting.

3.6. Quorum. Except as otherwise provided by law or by the certificate of incorporation or these bylaws, a majority of the directors shall constitute a quorum for the transaction of business at any meeting of the Board of Directors, but in no event shall less than one-third of the directors constitute a quorum. A majority of the directors present (though less than such quorum) may adjourn the meeting from time to time without further notice.

3.7. Manner of Acting. The act of the majority of the directors present at a meeting at which a quorum is present shall be the act of the Board of Directors, unless the act of a greater number is required by law or by the certificate of incorporation or these bylaws.

3.8. Conduct of Meetings. The President, or, in the President's absence a Vice President in the order provided under Section 4.6, or, in their absence, any director chosen by the directors present, shall call meetings of the Board of Directors to order and shall act as chairman of the meeting. The Secretary of the corporation shall act as secretary of all meetings of the Board of Directors but in the absence of the Secretary, the presiding officer may appoint any Assistant Secretary or any director or other person present to act as secretary of the meeting.

3.9. Vacancies. Any vacancy occurring in the Board of Directors, including a vacancy created by an increase in the number of directors, may be filled until the next succeeding annual election by the affirmative vote of a majority of the directors then in office, though less than a quorum of the Board of Directors; provided, that in case of a vacancy created by the removal of a director by vote of the stockholders, the stockholders shall have the right to fill such vacancy at the same meeting or any adjournment thereof.

3.10. Compensation. The Board of Directors, by affirmative vote of a majority of the directors then in office, and irrespective of any personal interest of any of its members, may establish reasonable compensation of all directors for services to the corporation as directors, officers or otherwise, or may delegate such authority to an appropriate committee. The Board of Directors also shall have authority to provide for or delegate authority to an appropriate committee to provide for reasonable pensions, disability or death benefits, and other benefits or payments, to directors, officers and employees and to their estates, families, dependents or beneficiaries on account of prior services rendered by such directors, officers and employees to the corporation.

3.11. Presumption of Assent. A director of the corporation who is present at a meeting of the Board of Directors or a committee thereof of which the director is a member at which action on any corporate matter is taken unless the director's dissent shall be entered in the minutes of the meeting or unless the director shall file a written dissent to such action with the person acting as the secretary of the meeting before the adjournment thereof or shall forward such dissent by registered mail to the Secretary of the corporation immediately after the adjournment of the meeting. Such right to dissent shall not apply to a director who voted in favor of such action.

3.12. Committees. The Board of Directors by resolution adopted by the affirmative vote of a majority of the directors may designate one or more committees, each committee to consist of one or more directors elected by the Board of Directors, which to the extent provided in said resolution as initially adopted, and as thereafter supplemented or amended by further resolution adopted by a like vote, shall have and may exercise the powers of the Board of Directors in the management of the business and affairs of the corporation and may authorize the seal of the corporation to be affixed to all papers which may require it. Each such committee shall fix its own rules governing the conduct of its activities and shall make such reports to the Board of Directors of its activities as the Board of Directors may request.

3.13. Unanimous Consent Without Meeting. Any action required or permitted by the certificate of incorporation or bylaws or any provision of law to be taken at any meeting of the Board of Directors or any committee thereof may be taken without a meeting if all directors or members of such committee, as the case may be, consent thereto in writing or by electronic transmission setting forth the action so taken, and the writing or electronic transmissions are filed with the minutes of proceedings of the Board of Directors or committee in accordance with applicable law.

3.14. Telephonic Meetings. Members of the Board of Directors, or any committee designated by the Board, may participate in a meeting of such Board or committee by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting pursuant to this bylaw shall constitute presence in person at such meeting.

ARTICLE IV.

OFFICERS

4.1. Number. The principal officers of the corporation shall be a President, or any number of Vice Presidents, and a Secretary, each of whom shall be elected by the Board of Directors. Such other officers and assistant officers as may be deemed necessary may be elected or appointed by the Board of Directors. Any number of offices may be held by the same person.

4.2. Election and Term of Office. The officers of the corporation to be elected by the Board of Directors shall be elected annually by the Board of Directors at the first meeting of the Board of Directors held after each annual meeting of the stockholders. If the election of officers shall not be held at such meeting, such election shall be held as soon thereafter as conveniently may be. Each officer shall hold office until his or her successor shall have been duly elected or until his or her prior death, resignation or removal. Any officer may resign at any time upon written notice to the corporation. Failure to elect officers shall not dissolve or otherwise affect the corporation.

4.3. Removal. Any officer or agent may be removed by the Board of Directors whenever in its judgment the best interests of the corporation will be served thereby, but such removal shall be without prejudice to the contract rights, if any, of the person so removed. Election or appointment shall not of itself create contract rights.

4.4. Vacancies. A vacancy in any principal office because of death, resignation, removal, disqualification or otherwise, shall be filled by the Board of Directors for the unexpired portion of the term.

4.5. President. The President shall be the principal executive officer of the corporation and, subject to the control of the Board of Directors, shall, in general, supervise and control all of the business and affairs of the corporations. The President shall, when present, preside at all meetings of the stockholders and of the Board of Directors. The President shall have authority, subject to such rules as may be prescribed by the Board of Directors, to appoint such agents and employees of the corporation as the President shall deem necessary, to prescribe their powers, duties and compensation, and to delegate authority to them. Such agents and employees shall hold office at the discretion of the President. The President shall have authority to sign, execute and acknowledge, on behalf of the corporation, all deeds, mortgages, bonds, stock certificates, contracts, leases, reports and all other documents or instruments, of every conceivable kind and character whatsoever, necessary or proper to be executed in the course of the corporation's regular business, or which shall be authorized by resolution of the Board of Directors; and, except as otherwise provided by law or the Board of Directors, the President may authorize any Vice President or other officer or agent of the corporation to sign, execute and acknowledge such documents or instruments in the President's place and stead. In general the President shall perform all duties incident to the office of President and such other duties as may be prescribed by the Board of Directors from time to time.

4.6. The Vice President. In the absence of the President or in the event of his or her death, inability or refusal to act, or in the event for any reason it shall be impracticable for the President to act personally, the Vice President, if one is elected, (or in the event there be more than one Vice President, the Vice Presidents in the order designated by the Board of Directors, or in the absence of any designation, then in the order of their election) shall perform the duties of the President, and when so acting, shall have all the powers of and be subject to all the restrictions upon the President. Any Vice President may sign, with the Secretary or Assistant Secretary, certificates for shares of the corporation; and shall perform such other duties and have such authority as from time to time may be delegated or assigned to him or her by the President or by the Board of Directors. The execution of any instrument of the corporation by any Vice President shall be conclusive evidence, as to third parties, of his or her authority to act in the stead of the President.

4.7. The Secretary. The Secretary shall: (a) keep the minutes of the meetings of the stockholders and of the Board of Directors in one or more books provided for the purpose; (b) attest instruments to be filed with the Secretary of State; (c) see that all notices are duly given in accordance with the provisions of these bylaws or as required by law; (d) be custodian of the corporate records and of the seal of the corporation and see that the seal of the corporation is affixed to all documents the execution of which on behalf of the corporation under its seal is duly authorized; (e) keep or arrange for the keeping of a register of the post office address of each stockholder which shall be furnished to the Secretary by such stockholder; (f) sign with the President, or a Vice President, certificates for shares of the corporation, the issuance of which shall have been authorized by resolution of the Board of Directors; (g) have general charge of the stock transfer books of the corporation; and (h) in general perform all duties incident to the office of Secretary and have such other duties and exercise such authority as from time to time may be delegated or assigned to him or her by the President or by the Board of Directors.

4.8. The Treasurer. The Treasurer shall: (a) have charge and custody of and be responsible for all funds and securities of the corporation; (b) receive and give receipts for moneys due and payable to the corporation from any source whatsoever, and deposit all such moneys in the name of the corporation in such banks, trust companies or other depositaries as shall be selected in accordance with the provisions of Section 5.3; and (c) in general perform all of the duties incident to the office of

Treasurer and have such other duties and exercise such other authority as from time to time may be delegated or assigned to him or her by the President or by the Board of Directors. If required by the Board of Directors, the Treasurer shall give a bond for the faithful discharge of his or her duties in such sum and with such surety or sureties as the Board of Directors shall determine.

4.9. Assistant Secretaries and Assistant Treasurers. There shall be such number of Assistant Secretaries and Assistant Treasurers as the Board of Directors may from time to time authorize, if any. The Assistant Secretaries may sign with the President or a Vice President certificates for shares of the corporation the issuance of which shall have been authorized by a resolution of the Board of Directors. The Assistant Treasurers shall respectively, if required by the Board of Directors, give bonds for the faithful discharge of the duties in such sums and with such sureties as the Board of Directors shall determine. The Assistant Secretaries and Assistant Treasurers, in general, shall perform such duties and have such authority as shall from time to time be delegated or assigned to them by the Secretary or the Treasurer, respectively, or by the President or the Board of Directors.

4.10. Other Assistants and Acting Officers. The Board of Directors shall have the power to appoint any person to act as assistant to any officer, or as agent for the corporation in his or her stead, or to perform the duties of such officer whenever for any reason it is impracticable for such officer to act personally, and such assistant or acting officer or other agent so appointed by the Board of Directors shall have the power to perform all the duties of the office to which such person is so appointed to be an assistant, or as to which such person is so appointed to act, excerpt as such power may be otherwise defined or restricted by the Board of Directors.

4.11. Salaries. The salaries of the principal officers shall be fixed from time to time by the Board of Directors or by a duly authorized committee thereof, and no officer shall be prevented from receiving such salary by reason of the fact that the officer is also a director of the corporation.

ARTICLE V.

CONTRACTS, LOAN, CHECKS AND DEPOSITS; SPECIAL CORPORATE ACTS

5.1. Contracts. The Board of Directors may authorize any officer or officers, agent or agents, to enter into any contract or execute or deliver any instrument in the name of an on behalf of the corporation, and such authorization may be general or confined to specific instances. In the absence of other designation, all deeds, mortgages and instruments of assignment or pledge made by the corporation shall be executed in the name of the corporation by the President or a Vice President and by the Secretary, an Assistant Secretary, the Treasurer or an Assistant Treasurer; the Secretary or an Assistant Secretary, when necessary or required, shall affix the corporate seal thereto; and when so executed no other party to such instrument or any third party shall be required to make any inquiry into the authority of the signing officer or officers.

5.2. Loans. No indebtedness for borrowed money shall be contracted on behalf of the corporation and no evidences of such indebtedness shall be issued in its name unless authorized by or under the authority of a resolution of the Board of Directors. Such authorization may be general or confined to specific instances.

5.3. Deposits. All funds of the corporation not otherwise employed shall be deposited from time to time to the credit of the corporation in such banks, trust companies or other depositaries as may be selected by or under the authority of a resolution of the Board of Directors.

5.4. Voting of Securities Owned by this Corporation. Subject always to the specific directions of the Board of Directors, (a) any shares or other securities issued by any other corporation and owned or controlled by this corporation may be voted at any meeting of security holders of such other corporation by the President of this corporation if the President is present, or in the President's absence, by a Vice President of this corporation who may be present, and (b) whenever, in the judgment of the President, or in the President's absence, of a Vice President, it is desirable for this corporation to execute a proxy or written consent in respect to any shares or other securities issued by any other corporation and owned by this corporation, such proxy or consent shall be executed in the name of this corporation by the President or one of the Vice Presidents of this corporation, without necessity of any authorization by the Board of Directors affixation of corporate seal or countersignature or attestation by another officer. Any person or persons designated in the manner above stated as the proxy or proxies of this corporation shall have full right, power and authority to vote the shares or other securities issued by such other corporation and owned by its corporation the same as such shares or other securities might be voted by this corporation.

ARTICLE VI.

CERTIFICATES FOR SHARES AND THEIR TRANSFER

6.1. Certificates for Shares. Certificates representing shares of the corporation shall be in such form, consistent with law, as shall be determined by the Board of Directors. Such certificates shall be signed by the President or a Vice President and by the Secretary or an Assistant Secretary or Treasurer or Assistant Treasurer. All certificates for shares shall be consecutively numbered or otherwise identified. The name and address of the person to whom the shares represented thereby are issued, with the number of shares and date of issue, shall be entered on the stock transfer books of the corporation. All certificates surrendered to the corporation for transfer shall be canceled and no new certificate shall be issued until the former certificate for a like number of shares shall have been surrendered and canceled, except as provided in Section 6.6.

6.2. Facsimile Signatures and Seal. The seal of the corporation on any certificates for shares may be a facsimile. The signature of the President or Vice President and the Secretary or Assistant Secretary upon a certificate may be facsimiles if the certificate is manually signed on behalf of a transfer agent, or a registrar, other than the corporation itself or an employee of the corporation.

6.3. Signature by Former Officers. In case any officer, who has signed or whose facsimile signature has been placed upon any certificate for shares, shall have ceased to be such officer before such certificate is issued, it may be issued by the corporation with the same effect as if such person were such officer at the date of its issue.

6.4. Transfer of Shares. Prior to due presentment of a certificate for shares for registration of transfer, the corporation may treat the registered owner of such shares as the person exclusively entitled to vote, to receive notifications and otherwise to have and exercise all the rights and power of an owner. Where a certificate for shares is presented to the corporation with a request to register for transfer, the corporation shall not be liable to the owner or any other person suffering loss as a result of such registration of transfer if (a) there were on or with the certificate the necessary endorsements, and (b) the corporation had no duty to inquire into adverse claims or has discharged by such duty. The corporation may require reasonable assurance that said endorsements are genuine and effective and compliance with such other regulations as may be prescribed by or under the authority of the Board of Directors. Where a transfer of shares is made for collateral security, and not absolutely, it shall be so expressed in the entry of transfer if, when the shares are presented, both the transferor and the transferee so request.

6.5. Restrictions on Transfer. The face or reverse side of each certificate representing shares shall bear a conspicuous notation of any restriction imposed by the corporation upon the transfer of such shares. Otherwise the restriction is invalid except against those with actual knowledge of the restrictions.

6.6. Lost, Destroyed or Stolen Certificates. The Board of Directors may direct a new certificate or certificates to be issued in place of any certificate or certificates theretofore issued by the corporation alleged to have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming the certificate of stock to be lost, stolen or destroyed. When authorizing such issue of a new certificate or certificates, the Board of Directors may, in its discretion and as a condition precedent to the issuance thereof, require the person requesting such new certificate or certificates, or his or her legal representative, to give the corporation a bond in such sum as it may direct as indemnity against any claim that may be made against the corporation with respect to the certificate alleged to have been lost, stolen or destroyed.

6.7. Consideration for Shares. The shares of the corporation may be issued for such consideration as shall be fixed from time to time by the Board of Directors, consistent with the laws of the State of Delaware.

6.8. Stock Regulations. The Board of Directors shall have the power and authority to make all such further rules and regulations not inconsistent with the statutes of the State of Delaware as it may deem expedient concerning the issue, transfer and registration of certificates representing shares of the corporation.

ARTICLE VII.

GENERAL PROVISIONS

7.1. Seal. The Board of Directors may, at their discretion, provide a corporate seal in an appropriate form.

7.2. Fiscal Year. The fiscal year of the corporation shall begin on the first day of January and end on the last day of December in each year.

7.3. Checks, Notes, Drafts, Etc. All checks, notes, drafts or other orders for the payment of money of the corporation shall be signed, endorsed or accepted in the name of the corporation by such officer, officers, person or persons as from time to time may be designated by the Board of Directors or by an officer or officers authorized by the Board of Directors to make such designation.

7.4. Dividends. Subject to applicable law and the certificate of incorporation, dividends upon the shares of capital stock of the corporation may be declared by the Board of Directors ay any regular or special meeting of the Board of Directors. Dividends may be paid in cash, in property or in shares of the corporation's capital stock, unless otherwise provided by applicable law or the certificate of incorporation.

ARTICLE VIII.

AMENDMENTS

8.1. By Stockholders. These bylaws may be adopted, amended or repealed and new bylaws may be adopted by the stockholders entitled to vote at the stockholders' annual meeting without prior notice or any other meeting provided the amendment under consideration has been set forth in the notice of meeting, by affirmative vote of net less than a majority of the shares present or represented at any meeting at which a quorum is in attendance.

8.2. By Directors. These bylaws may be adopted, amended or repealed by the Board of Directors as provided in the certificate of incorporation by the affirmative vote of a majority of the number of directors present at any meeting at which a quorum is in attendance; but no bylaw adopted by the stockholders shall be amended or repealed by the Board of Directors if the bylaws so provide.

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF INCORPORATION OF "BLUE MERGER SUB INC.", FILED IN THIS OFFICE ON THE TWENTY-SECOND DAY OF AUGUST, A.D. 2013, AT 3:39 O'CLOCK P.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE NEW CASTLE COUNTY RECORDER OF DEEDS.


SECRETARY OF STATE
DELAWARE



Jeffrey W. Bullock, Secretary of State

5385749 8100

131016615

AUTHENTICATION: 0684783

DATE: 08-22-13

You may verify this certificate online at corp.delaware.gov/authver.shtml

State of Delaware
Secretary of State
Division of Corporations
Delivered 03:34 PM 08/22/2013
FILED 03:39 PM 08/22/2013
SRV 131016615 - 5385749 FILE

CERTIFICATE OF INCORPORATION

OF

BLUE MERGER SUB INC.

FIRST: The name of the corporation is Blue Merger Sub Inc. (the "**Corporation**").

SECOND: The address of its registered office in the State of Delaware is Corporation Trust Center, 1209 Orange Street, City of Wilmington, County of New Castle, Delaware 19801. The name of its registered agent at such address is The Corporation Trust Company.

THIRD: The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware as the same exists or may hereafter be amended ("**Delaware Law**").

FOURTH: The total number of shares of stock which the Corporation shall have authority to issue is 1,000, and the par value of each such share is $0.01, amounting in the aggregate to $10.00.

FIFTH: The name and mailing address of the incorporator are:

Name	Mailing Address
Malik M. Khalil	Davis Polk & Wardwell 450 Lexington Avenue New York, New York 10017

SIXTH: The Board of Directors shall have the power to adopt, amend or repeal the bylaws of the Corporation.

SEVENTH: Election of directors need not be by written ballot unless the bylaws of the Corporation so provide.

EIGHTH: The Corporation expressly elects not to be governed by Section 203 of Delaware Law.

NINTH: (1) A director of the Corporation shall not be liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director to the fullest extent permitted by Delaware Law.

(2)(a) Each person (and the heirs, executors or administrators of such person) who was or is a party or is threatened to be made a party to, or is involved

in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was a director or officer of the Corporation or is or was serving at the request of the Corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, shall be indemnified and held harmless by the Corporation to the fullest extent permitted by Delaware Law. The right to indemnification conferred in this ARTICLE NINTH shall also include the right to be paid by the Corporation the expenses incurred in connection with any such proceeding in advance of its final disposition to the fullest extent authorized by Delaware Law. The right to indemnification conferred in this ARTICLE NINTH shall be a contract right.

(b) The Corporation may, by action of its Board of Directors, provide indemnification to such of the employees and agents of the Corporation to such extent and to such effect as the Board of Directors shall determine to be appropriate and authorized by Delaware Law.

(3) The Corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss incurred by such person in any such capacity or arising out of such person's status as such, whether or not the Corporation would have the power to indemnify such person against such liability under Delaware Law.

(4) The rights and authority conferred in this ARTICLE NINTH shall not be exclusive of any other right which any person may otherwise have or hereafter acquire.

(5) Neither the amendment nor repeal of this ARTICLE NINTH, nor the adoption of any provision of this Certificate of Incorporation or the bylaws of the Corporation, nor, to the fullest extent permitted by Delaware Law, any modification of law, shall adversely affect any right or protection of any person granted pursuant hereto existing at, or arising out of or related to any event, act or omission that occurred prior to, the time of such amendment, repeal, adoption or modification (regardless of when any proceeding (or part thereof) relating to such event, act or omission arises or is first threatened, commenced or completed).

TENTH: The Corporation reserves the right to amend this Certificate of Incorporation in any manner permitted by Delaware Law and all rights and powers conferred herein on stockholders, directors and officers, if any, are subject to this reserved power.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Incorporation this 22nd day of August, 2013.



Malik M. Khalil
Incorporator

BYLAWS

OF

BLUE MERGER SUB INC.

*****

ARTICLE 1
OFFICES

Section 1.01. *Registered Office*. The registered office of the Corporation shall be in the City of Wilmington, County of New Castle, State of Delaware.

Section 1.02. *Other Offices*. The Corporation may also have offices at such other places both within and without the State of Delaware as the Board of Directors may from time to time determine or the business of the Corporation may require.

Section 1.03. *Books*. The books of the Corporation may be kept within or without the State of Delaware as the Board of Directors may from time to time determine or the business of the Corporation may require.

ARTICLE 2
MEETINGS OF STOCKHOLDERS

Section 2.01. *Time and Place of Meetings*. All meetings of stockholders shall be held at such place, either within or without the State of Delaware, on such date and at such time as may be determined from time to time by the Board of Directors (or the Chairman in the absence of a designation by the Board of Directors).

Section 2.02. *Annual Meetings*. Unless directors are elected by written consent in lieu of an annual meeting as permitted by the General Corporation Law of the State of Delaware as the same exists or may hereafter be amended (**"Delaware Law"**), an annual meeting of stockholders, commencing with the year 2014, shall be held for the election of directors and to transact such other business as may properly be brought before the meeting. Stockholders may, unless the certificate of incorporation otherwise provides, act by written consent to elect directors; *provided, however*, that if such consent is less than unanimous, such action by written consent may be in lieu of holding an annual meeting only if all of the directorships to which directors could be elected at an annual meeting held at the effective time of such action are vacant and are filled by such action.

Section 2.03. *Special Meetings.* Special meetings of stockholders may be called by the Board of Directors or the Chairman of the Board and shall be called by the Secretary at the request in writing of holders of record of a majority of the outstanding capital stock of the Corporation entitled to vote. Such request shall state the purpose or purposes of the proposed meeting.

Section 2.04. *Notice of Meetings and Adjourned Meetings; Waivers of Notice.* (a) Whenever stockholders are required or permitted to take any action at a meeting, a written notice of the meeting shall be given which shall state the place, if any, date and hour of the meeting, the means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting, and, in the case of a special meeting, the purpose or purposes for which the meeting is called. Unless otherwise provided by Delaware Law, such notice shall be given not less than 10 nor more than 60 days before the date of the meeting to each stockholder of record entitled to vote at such meeting. Unless these bylaws otherwise require, when a meeting is adjourned to another time or place (whether or not a quorum is present), notice need not be given of the adjourned meeting if the time, place, if any, and the means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting, are announced at the meeting at which the adjournment is taken. At the adjourned meeting, the Corporation may transact any business which might have been transacted at the original meeting. If the adjournment is for more than 30 days, or after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting.

(b) A written waiver of any such notice signed by the person entitled thereto, or a waiver by electronic transmission by the person entitled to notice, whether before or after the time stated therein, shall be deemed equivalent to notice. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends the meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Business transacted at any special meeting of stockholders shall be limited to the purposes stated in the notice.

Section 2.05. *Quorum.* Unless otherwise provided under the certificate of incorporation or these bylaws and subject to Delaware Law, the presence, in person or by proxy, of the holders of a majority of the outstanding capital stock of the Corporation entitled to vote at a meeting of stockholders shall constitute a quorum for the transaction of business. If, however, such quorum shall not be present or represented at any meeting of the stockholders, a majority in voting interest of the stockholders present in person or represented by proxy may adjourn the meeting, without notice other than announcement at the meeting, until a quorum shall be present or represented. At such adjourned meeting at which a

quorum shall be present or represented any business may be transacted which might have been transacted at the meeting as originally notified.

Section 2.06. *Voting*. (a) Unless otherwise provided in the certificate of incorporation and subject to Delaware Law, each stockholder shall be entitled to one vote for each outstanding share of capital stock of the Corporation held by such stockholder. Any share of capital stock of the Corporation held by the Corporation shall have no voting rights. Except as otherwise provided by law, the certificate of incorporation or these bylaws, in all matters other than the election of directors, the affirmative vote of the majority of the shares of capital stock of the Corporation present in person or represented by proxy at the meeting and entitled to vote on the subject matter shall be the act of the stockholders.

(b) Each stockholder entitled to vote at a meeting of stockholders or to express consent or dissent to a corporate action in writing without a meeting may authorize another person or persons to act for such stockholder by proxy, appointed by an instrument in writing, subscribed by such stockholder or by his attorney thereunto authorized, or by proxy sent by cable, telegram or by any means of electronic communication permitted by law, which results in a writing from such stockholder or by his attorney, and delivered to the secretary of the meeting. No proxy shall be voted after three (3) years from its date, unless said proxy provides for a longer period.

(c) In determining the number of votes cast for or against a proposal or nominee, shares abstaining from voting on a matter will not be treated as a vote cast.

Section 2.07. *Action by Consent*. (a) Unless otherwise provided in the certificate of incorporation and subject to the proviso in Section 2.02, any action required to be taken at any annual or special meeting of stockholders, or any action which may be taken at any annual or special meeting of stockholders, may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be signed by the holders of outstanding capital stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted and shall be delivered to the Corporation by delivery to its registered office in Delaware, its principal place of business, or an officer or agent of the Corporation having custody of the book in which proceedings of meetings of stockholders are recorded. Delivery made to the Corporation's registered office shall be by hand or by certified or registered mail, return receipt requested. Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not consented in writing and who, if the action had been taken at a meeting, would have been entitled to notice of the meeting if the record date for such meeting had been the date that written consents signed by a sufficient number of stockholders to take the action were delivered to the Corporation as provided in Section 2.07(b).

(b) Every written consent shall bear the date of signature of each stockholder who signs the consent, and no written consent shall be effective to take the corporate action referred to therein unless, within 60 days of the earliest dated consent delivered in the manner required by this section and Delaware Law to the Corporation, written consents signed by a sufficient number of holders to take action are delivered to the Corporation by delivery to its registered office in Delaware, its principal place of business or an officer or agent of the Corporation having custody of the book in which proceedings of meetings of stockholders are recorded. Delivery made to the Corporation's registered office shall be by hand or by certified or registered mail, return receipt requested.

Section 2.08. *Organization.* At each meeting of stockholders, the Chairman of the Board, if one shall have been elected, or in the Chairman's absence or if one shall not have been elected, the director designated by the vote of the majority of the directors present at such meeting, shall act as chairman of the meeting. The Secretary (or in the Secretary's absence or inability to act, the person whom the chairman of the meeting shall appoint secretary of the meeting) shall act as secretary of the meeting and keep the minutes thereof.

Section 2.09. *Order of Business.* The order of business at all meetings of stockholders shall be as determined by the chairman of the meeting.

ARTICLE 3
DIRECTORS

Section 3.01. *General Powers.* Except as otherwise provided in Delaware Law or the certificate of incorporation, the business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors.

Section 3.02. *Number, Election and Term Of Office.* (a) The number of directors which shall constitute the whole Board shall be fixed from time to time by resolution of the Board of Directors but shall not be less than one. The directors shall be elected at the annual meeting of the stockholders by written ballot, except as provided in Section 2.02 and Section 3.12 herein, and each director so elected shall hold office until such director's successor is elected and qualified or until such director's earlier death, resignation or removal. Directors need not be stockholders.

(b) Subject to the rights of the holders of any series of preferred stock to elect additional directors under specific circumstances, directors shall be elected by a plurality of the votes of the shares of capital stock of the Corporation present in person or represented by proxy at the meeting and entitled to vote on the election of directors.

Section 3.03. *Quorum and Manner of Acting.* Unless the certificate of incorporation or these bylaws require a greater number, a majority of the total number of directors shall constitute a quorum for the transaction of business, and the affirmative vote of a majority of the directors present at a meeting at which a quorum is present shall be the act of the Board of Directors. When a meeting is adjourned to another time or place (whether or not a quorum is present), notice need not be given of the adjourned meeting if the time and place thereof are announced at the meeting at which the adjournment is taken. At the adjourned meeting, the Board of Directors may transact any business which might have been transacted at the original meeting. If a quorum shall not be present at any meeting of the Board of Directors the directors present thereat shall adjourn the meeting, from time to time, without notice other than announcement at the meeting, until a quorum shall be present.

Section 3.04. *Time and Place of Meetings.* The Board of Directors shall hold its meetings at such place, either within or without the State of Delaware, and at such time as may be determined from time to time by the Board of Directors (or the Chairman in the absence of a determination by the Board of Directors).

Section 3.05. *Annual Meeting.* The Board of Directors shall meet for the purpose of organization, the election of officers and the transaction of other business, as soon as practicable after each annual meeting of stockholders, on the same day and at the same place where such annual meeting shall be held. Notice of such meeting need not be given. In the event such annual meeting is not so held, the annual meeting of the Board of Directors may be held at such place either within or without the State of Delaware, on such date and at such time as shall be specified in a notice thereof given as hereinafter provided in Section 3.07 herein or in a waiver of notice thereof signed by any director who chooses to waive the requirement of notice.

Section 3.06. *Regular Meetings.* After the place and time of regular meetings of the Board of Directors shall have been determined and notice thereof shall have been once given to each member of the Board of Directors, regular meetings may be held without further notice being given.

Section 3.07. *Special Meetings.* Special meetings of the Board of Directors may be called by the Chairman of the Board or the President and shall be called by the Chairman of the Board, President or Secretary on the written request of one director. Notice of special meetings of the Board of Directors shall be given to each director at least three days before the date of the meeting in such manner as is determined by the Board of Directors.

Section 3.08. *Committees.* The Board of Directors may designate one or more committees, each committee to consist of one or more of the directors of the Corporation. The Board may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. In the absence or disqualification of a member of a committee, the member or members present at any meeting and not disqualified from voting, whether or not such member or members constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in the place of any such absent or disqualified member. Any such committee, to the extent provided in the resolution of the Board of Directors, shall have and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the Corporation, and may authorize the seal of the Corporation to be affixed to all papers which may require it; but no such committee shall have the power or authority in reference to any of the following matters: (a) approving or adopting, or recommending to the stockholders, any action or matter (other than the election or removal of directors) expressly required by Delaware Law to be submitted to the stockholders for approval or (b) adopting, amending or repealing any bylaw of the Corporation. Each committee shall keep regular minutes of its meetings and report the same to the Board of Directors when required.

Section 3.09. *Action by Consent.* Unless otherwise restricted by the certificate of incorporation or these bylaws, any action required or permitted to be taken at any meeting of the Board of Directors or of any committee thereof may be taken without a meeting, if all members of the Board or committee, as the case may be, consent thereto in writing or by electronic transmission, and the writing or writings or electronic transmission or transmissions, are filed with the minutes of proceedings of the Board or committee. Such filing shall be in paper form if the minutes are maintained in paper form and shall be in electronic form if the minutes are maintained in electronic form.

Section 3.10. *Telephonic Meetings.* Unless otherwise restricted by the certificate of incorporation or these bylaws, members of the Board of Directors, or any committee designated by the Board of Directors, may participate in a meeting of the Board of Directors, or such committee, as the case may be, by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and such participation in a meeting shall constitute presence in person at the meeting.

Section 3.11. *Resignation.* Any director may resign at any time by giving notice in writing or by electronic transmission to the Board of Directors or to the Secretary of the Corporation. The resignation of any director shall take effect upon receipt of notice thereof or at such later time as shall be specified in such notice; and unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective.

Section 3.12. *Vacancies.* Unless otherwise provided in the certificate of incorporation, vacancies and newly created directorships resulting from any increase in the authorized number of directors elected by all the stockholders having the right to vote as a single class may be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director. Whenever the holders of any class or classes of stock or series thereof are entitled to elect one or more directors by the certificate of incorporation, vacancies and newly created directorships of such class or classes or series may be filled by a majority of directors elected by such class or classes or series thereof then in office, or by a sole remaining director so elected. Each director so chosen shall hold office until his or her successor is elected and qualified, or until his or her earlier death, resignation or removal. If there are no directors in office, then an election of directors may be held in accordance with Delaware Law. Unless otherwise provided in the certificate of incorporation, when one or more directors shall resign from the Board, effective at a future date, a majority of the directors then in office shall have the power to fill such vacancy or vacancies, the vote thereon to take effect when such resignation or resignations shall become effective, and each director so chosen shall hold office as provided in the filling of other vacancies.

Section 3.13. *Removal.* Any director or the entire Board of Directors may be removed, with or without cause, at any time by the affirmative vote of the holders of a majority of the outstanding capital stock of the Corporation then entitled to vote at any election of directors and the vacancies thus created may be filled in accordance with Section 3.12 herein.

Section 3.14. *Compensation.* Unless otherwise restricted by the certificate of incorporation or these bylaws, the Board of Directors shall have authority to fix the compensation of directors, including fees and reimbursement of expenses.

ARTICLE 4
OFFICERS

Section 4.01. *Principal Officers.* The principal officers of the Corporation shall be a President and a Secretary who shall have the duty, among other things, to record the proceedings of the meetings of stockholders and directors in a book kept for that purpose. The Corporation may also have such other principal officers, including one or more Vice Presidents, a Treasurer, or one or more Controllers, as the Board may in its discretion appoint. One person may hold the offices and perform the duties of any two or more of said offices, except that no one person shall hold the offices and perform the duties of President and Secretary.

Section 4.02. *Election, Term of Office and Remuneration.* The principal officers of the Corporation shall be elected annually by the Board of Directors at the annual meeting thereof. Each such officer shall hold office until his or her successor is elected and qualified, or until his or her earlier death, resignation or removal. The remuneration of all officers of the Corporation shall be fixed by the Board of Directors. Any vacancy in any office shall be filled in such manner as the Board of Directors shall determine.

Section 4.03. *Subordinate Officers.* In addition to the principal officers enumerated in Section 4.01 herein, the Corporation may have one or more Assistant Treasurers, Assistant Secretaries and Assistant Controllers and such other subordinate officers, agents and employees as the Board of Directors may deem necessary, each of whom shall hold office for such period as the Board of Directors may from time to time determine. The Board of Directors may delegate to any principal officer the power to appoint and to remove any such subordinate officers, agents or employees.

Section 4.04. *Removal.* Except as otherwise permitted with respect to subordinate officers, any officer may be removed, with or without cause, at any time, by resolution adopted by the Board of Directors.

Section 4.05. *Resignations.* Any officer may resign at any time by giving written notice to the Board of Directors (or to a principal officer if the Board of Directors has delegated to such principal officer the power to appoint and to remove such officer). The resignation of any officer shall take effect upon receipt of notice thereof or at such later time as shall be specified in such notice; and unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective.

Section 4.06. *Powers and Duties.* The officers of the Corporation shall have such powers and perform such duties incident to each of their respective offices and such other duties as may from time to time be conferred upon or assigned to them by the Board of Directors.

ARTICLE 5
CAPITAL STOCK

Section 5.01. *Certificates For Stock; Uncertificated Shares.* The shares of the Corporation shall be represented by certificates, provided that the Board of Directors of the Corporation may provide by resolution or resolutions that some or all of any or all classes or series of its stock shall be uncertificated shares. Any such resolution shall not apply to shares represented by a certificate until such certificate is surrendered to the Corporation. Except as otherwise provided by law, the rights and obligations of the holders of uncertificated shares and the rights and obligations of the holders of shares represented by certificates of the same class and series shall be identical. Every holder of stock represented by certificates shall be entitled to have a certificate signed by, or in the name of the Corporation by the Chairman or Vice Chairman of the Board of Directors, or the President or Vice President, and by the Treasurer or an assistant Treasurer, or the Secretary or an assistant Secretary of such Corporation representing the number of shares registered in certificate form. Any or all of the signatures on the certificate may be a facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the Corporation with the same effect as if such person were such officer, transfer agent or registrar at the date of issue. A Corporation shall not have power to issue a certificate in bearer form.

Section 5.02. *Transfer Of Shares.* Shares of the stock of the Corporation may be transferred on the record of stockholders of the Corporation by the holder thereof or by such holder's duly authorized attorney upon surrender of a certificate therefor properly endorsed or upon receipt of proper transfer instructions from the registered holder of uncertificated shares or by such holder's duly authorized attorney and upon compliance with appropriate procedures for transferring shares in uncertificated form, unless waived by the Corporation.

Section 5.03. *Authority for Additional Rules Regarding Transfer.* The Board of Directors shall have the power and authority to make all such rules and regulations as they may deem expedient concerning the issue, transfer and registration of certificated or uncertificated shares of the stock of the Corporation, as well as for the issuance of new certificates in lieu of those which may be lost or destroyed, and may require of any stockholder requesting replacement of lost or destroyed certificates, bond in such amount and in such form as they may deem expedient to indemnify the Corporation, and/or the transfer agents, and/or the registrars of its stock against any claims arising in connection therewith.

ARTICLE 6
GENERAL PROVISIONS

Section 6.01. *Fixing the Record Date.* (a) In order that the Corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which record date shall not be more than 60 nor less than 10 days before the date of such meeting. If no record date is fixed by the Board of Directors, the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; *provided* that the Board of Directors may fix a new record date for the adjourned meeting.

(b) In order that the Corporation may determine the stockholders entitled to consent to corporate action in writing without a meeting, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which date shall not be more than 10 days after the date upon which the resolution fixing the record date is adopted by the Board of Directors. If no record date has been fixed by the Board of Directors, the record date for determining stockholders entitled to consent to corporate action in writing without a meeting, when no prior action by the Board of Directors is required by Delaware Law, shall be the first date on which a signed written consent setting forth the action taken or proposed to be taken is delivered to the Corporation by delivery to its registered office in Delaware, its principal place of business, or an officer or agent of the Corporation having custody of the book in which proceedings of meetings of stockholders are recorded. Delivery made to the Corporation's registered office shall be by hand or by certified or registered mail, return receipt requested. If no record date has been fixed by the Board of Directors and prior action by the Board of Directors is required by Delaware Law, the record date for determining stockholders entitled to consent to corporate action in writing without a meeting shall be at the close of business on the day on which the Board of Directors adopts the resolution taking such prior action.

(c) In order that the Corporation may determine the stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights or the stockholders entitled to exercise any rights in respect of any change, conversion or exchange of stock, or for the purpose of any other lawful action, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted, and which record date shall be not more than 60 days prior to such action. If no record date is fixed, the record date for determining stockholders for any such purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto.

Section 6.02. *Dividends*. Subject to limitations contained in Delaware Law and the certificate of incorporation, the Board of Directors may declare and pay dividends upon the shares of capital stock of the Corporation, which dividends may be paid either in cash, in property or in shares of the capital stock of the Corporation.

Section 6.03. *Year*. The fiscal year of the Corporation shall commence on January 1 and end on December 31 of each year.

Section 6.04. *Corporate Seal.* The corporate seal shall have inscribed thereon the name of the Corporation, the year of its organization and the words "Corporate Seal, Delaware". The seal may be used by causing it or a facsimile thereof to be impressed, affixed or otherwise reproduced.

Section 6.05. *Voting of Stock Owned by the Corporation.* The Board of Directors may authorize any person, on behalf of the Corporation, to attend, vote at and grant proxies to be used at any meeting of stockholders of any corporation (except this Corporation) in which the Corporation may hold stock.

Section 6.06. *Amendments.* These bylaws or any of them, may be altered, amended or repealed, or new bylaws may be made, by the stockholders entitled to vote thereon at any annual or special meeting thereof or by the Board of Directors.

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF FORMATION OF "DELTA MERGER SUB LLC", FILED IN THIS OFFICE ON THE TWENTY-SECOND DAY OF AUGUST, A.D. 2013, AT 3:44 O'CLOCK P.M.


SECRETARY OF STATE
DELAWARE
1776
1976



Jeffrey W. Bullock, Secretary of State

5385750 8100

131016625

AUTHENTICATION: 0684790

DATE: 08-22-13

State of Delaware
Secretary of State
Division of Corporations
Delivered 03:34 PM 08/22/2013
FILED 03:44 PM 08/22/2013
SRV 131016625 - 5385750 FILE

CERTIFICATE OF FORMATION

OF

DELTA MERGER SUB LLC

This Certificate of Formation of Delta Merger Sub LLC (the "**Company**") is being duly executed and filed by Malik M. Khalil, as an authorized person, to form a limited liability company pursuant to the provisions of the Delaware Limited Liability Company Act (6 *Del. C.* §18-201, *et seq.*).

FIRST: The name of the limited liability company formed hereby is Delta Merger Sub LLC.

SECOND: The address of the registered office of the Company in the State of Delaware is c/o The Corporation Trust Company, Corporation Trust Center, 1209 Orange Street, City of Wilmington, County of New Castle, Delaware 19801.

THIRD: The name and address of the registered agent for service of process on the Company in the State of Delaware is The Corporation Trust Company, Corporation Trust Center, 1209 Orange Street, City of Wilmington, County of New Castle, Delaware 19801.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation this 22nd day of August, 2013.



Malik M. Khalil
Authorized Person

LIMITED LIABILITY COMPANY AGREEMENT
OF
DELTA MERGER SUB LLC

This Limited Liability Company Agreement (this "**Agreement**") of Delta Merger Sub LLC is entered into by BATS Global Markets Holdings, Inc. ("**Parent**"), as the sole member (Parent and any other person who, at such time, is admitted to the Company (as defined below) as a member in accordance with the terms of this Agreement, being a "**Member**").

The Member, by execution of this Agreement, hereby forms a limited liability company pursuant to and in accordance with the Delaware Limited Liability Company Act (6 *Del.C.* §18-101, *et seq.*), as amended from time to time (the "**Act**"), and hereby agrees as follows:

1. *Name.* The name of the limited liability company formed hereby is Delta Merger Sub LLC (the "**Company**").

2. *Filing of Certificates.* The Member, as an authorized person, within the meaning of the Act, shall execute, deliver and file, or cause the execution, delivery and filing of, all certificates required or permitted by the Act to be filed in the Office of the Secretary of State of the State of Delaware and any other certificates, notices or documents required or permitted by law for the Company to qualify to do business in any jurisdiction in which the Company may wish to conduct business.

3. *Purposes.* The purpose of the Company is to engage in any lawful act or activity for which limited liability companies may be formed under the Act.

4. *Powers.* In furtherance of its purposes, but subject to all of the provisions of this Agreement, the Company shall have and may exercise all the powers now or hereafter conferred by Delaware law on limited liability companies formed under the Act. The Company shall have the power to do any and all acts necessary, appropriate, proper, advisable, incidental or convenient to or for the protection and benefit of the Company, and shall have, without limitation, any and all of the powers that may be exercised on behalf of the Company by the Member.

5. *Principal Business Office.* The principal business office of the Company shall be located at such location as may hereafter be determined by the Member.

6. *Registered Office; Registered Agent.* The address of the registered office and the name and address of the registered agent of the Company in the State of Delaware is c/o The Corporation Trust Company, Corporation Trust Center, 1209 Orange Street, City of Wilmington, County of New Castle, Delaware 19801.

7. *Member*. The name and the mailing address of the Member are as follows:

Name	Address
BATS Global Markets Holdings, Inc.	8050 Marshall Dr., Suite 120 Lenexa, KS 66214

8. *Limited Liability*. Except as required by the Act, the debts, obligations and liabilities of the Company, whether arising in contract, tort or otherwise, shall be solely the debts, obligations and liabilities of the Company, and the Member shall not be obligated personally for any such debt, obligation or liability of the Company solely by reason of being a member of the Company.

9. *Capital Contributions*. The Member is deemed admitted as the member of the Company upon its execution and delivery of this Agreement. The Member may, but is not obligated to make any capital contribution to the Company.

10. *Allocation of Profits and Losses*. The Company's profits and losses shall be allocated solely to the Member.

11. *Distributions*. Subject to the limitations of Section 18-607 of the Act and any other applicable law, distributions shall be made to the Member at the times and in the aggregate amounts determined by the Member.

12. *Management*. In accordance with Section 18-402 of the Act, management of the Company shall be vested in the Member. The Member shall have the power to do any and all acts necessary, convenient or incidental to or for the furtherance of the purposes described herein, including all powers, statutory or otherwise, possessed by members of a limited liability company under the laws of the State of Delaware. The Member has the authority to bind the Company.

13. *Officers*. The Member may, from time to time as it deems advisable, select natural persons who are employees or agents of the Company and designate them as officers of the Company (the "**Officers**") and assign titles (including, without limitation, President, Vice President, Secretary, and Treasurer) to any such person. Unless the Member decides otherwise, if the title is one commonly used for officers of a business corporation formed under the Delaware General Corporation Law, the assignment of such title shall constitute the delegation to such person of the authorities and duties that are normally associated with that office. Any delegation pursuant to this Section 13 may be revoked at any time by the Member. An Officer may be removed with or without cause by the Member.

14. *Other Business*. The Member may engage in or possess an interest in other business ventures of every kind and description, independently or with

others. The Company shall not have any rights in or to such independent ventures or the income or profits therefrom by virtue of this Agreement.

15. *Exculpation and Indemnification.* (a) To the fullest extent permitted by the laws of the State of Delaware and except in the case of bad faith, gross negligence or willful misconduct, no Member or Officer shall be liable to the Company or any other Member for any loss, damage or claim incurred by reason of any act or omission performed or omitted by such Member or Officer in good faith on behalf of the Company and in a manner reasonably believed to be within the scope of the authority conferred on such Member or Officer by this Agreement.

(b) Except in the case of bad faith, gross negligence or willful misconduct, each person (and the heirs, executors or administrators of such person) who was or is a party or is threatened to be made a party to, or is involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was a Member or Officer, shall be indemnified and held harmless by the Company to the fullest extent permitted by the laws of the State of Delaware for directors and officers of corporations organized under the laws of the State of Delaware. Any indemnity under this Section 15 shall be provided out of and to the extent of Company assets only, and no Member shall have personal liability on account thereof.

16. *Assignments.* The Member may at any time assign in whole or in part its limited liability company interest in the Company. If the Member transfers all of its interest in the Company pursuant to this Section 16, the transferee shall be admitted to the Company upon its execution of an instrument signifying its agreement to be bound by the terms and conditions of this Agreement. Such admission shall be deemed effective immediately prior to the transfer, and, immediately following such admission, the transferor Member shall cease to be a member of the Company.

17. *Resignation.* The Member may at any time resign from the Company. If the Member resigns pursuant to this Section 17, an additional Member shall be admitted to the Company, subject to Section 18 hereof, upon its execution of an instrument signifying its agreement to be bound by the terms and conditions of this Agreement. Such admission shall be deemed effective immediately prior to the resignation, and, immediately following such admission, the resigning Member shall cease to be a member of the Company.

18. *Admission of Additional Members.* One or more additional members of the Company may be admitted to the Company with the written consent of the Member.

19. *Dissolution.* (a) The Company shall dissolve and its affairs shall be wound up upon the first to occur of: (i) the written consent of the Member or (ii) the entry of a decree of judicial dissolution under Section 18-802 of the Act.

(b) In the event of dissolution, the Company shall conduct only such activities as are necessary to wind up its affairs (including the sale of the assets of the Company in an orderly manner), and the assets or proceeds from the sale of the assets of the Company shall be applied in the manner, and in the order of priority, set forth in Section 18-804 of the Act.

20. *Separability of Provisions.* If any provision of this Agreement or the application thereof is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable to any extent, the remainder of this Agreement and the application of such provisions shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

21. *Entire Agreement.* This Agreement constitutes the entire agreement of the Member with respect to the subject matter hereof.

22. *Governing Law.* This Agreement shall be governed by, and construed under, the laws of the State of Delaware (without regard to conflict of laws principles).

23. *Amendments.* This Agreement may not be modified, altered, supplemented or amended except pursuant to a written agreement executed and delivered by the Member.

24. *Sole Benefit of Member.* The provisions of this Agreement are intended solely to benefit the Member and, to the fullest extent permitted by applicable law, shall not be construed as conferring any benefit upon any creditor of the Company (and no such creditor shall be a third-party beneficiary of this Agreement), and the Member shall have no duty or obligation to any creditor of the Company to make any contributions or payments to the Company.

25. *Effectiveness.* This Agreement shall become effective when the Member shall have executed and delivered the Agreement to the Company.

IN WITNESS WHEREOF, the undersigned, intending to be legally bound hereby, has duly executed this Agreement as of the 22nd day of August, 2013.

BATS GLOBAL MARKETS HOLDINGS, INC.

By: [signature]
Name: JOE RATTERMAN
Title: PRESIDENT

[Signature Page to LLC Agreement]

Exhibit D

Exhibit Request:

For each subsidiary or affiliate of the exchange, provide unconsolidated financial statements for the latest fiscal year. Such financial statements shall consist, at a minimum, of a balance sheet and an income statement with such footnotes and other disclosures as are necessary to avoid rendering the financial statements misleading. If any affiliate or subsidiary is required by another Commission rule to submit annual financial statements, a statement to that effect with a citation to the other Commission rule, may be provided in lieu of the financial statements required here.

Response:

1. BATS Y-Exchange, Inc., an affiliate of BATS Exchange, Inc., filed, at the same time as this filing, financial statements for the year ended December 31, 2013 with the Commission pursuant to Rule 6a-2(b)(1) under the Securities Exchange Act of 1934.

2. BATS Trading, Inc., an affiliate of BATS Exchange, Inc., filed financial statements for the year ended December 31, 2013 with the Commission pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

3. For the financial statements of BATS Global Markets Holdings, Inc., (f/k/a BATS Global Markets, Inc.) the parent of BATS Exchange, Inc., please refer to the attachment submitted as part of Exhibit I to this Form 1.

4. For the financial statements of BATS Trading Limited, an affiliate of BATS Exchange, Inc., please refer to the attachment submitted as part of Exhibit I to this Form 1.

5. For the financial statements of Omicron Acquisition Corp., an affiliate of BATS Exchange, Inc., please refer to the attachment submitted as part of Exhibit I to this Form 1.

6. For the financial statements of Omicron Holdings Corp., an affiliate of BATS Exchange, Inc., please refer to the attachment submitted as part of Exhibit I to this Form 1.

7. For the financial statements of Omicron Intermediate Holdings Corp., an affiliate of BATS Exchange, Inc., please refer to the attachment submitted as part of Exhibit I to this Form 1.

8. For the financial statements of Chi-X Europe Limited, an affiliate of BATS Exchange, Inc., please refer to the attachment submitted as part of Exhibit I to this Form 1.

9. For the financial statements of BATS FX, Inc., an affiliate of BATS Exchange, Inc., please refer to the attachment submitted as part of Exhibit I to this Form 1.

10. For the financial statements of Direct Edge Holdings LLC, an affiliate of BATS Exchange, Inc., please refer to the attachment submitted as part of Exhibit I to this Form 1.

11. For the financial statements of Direct Edge ECN LLC d/b/a DE Route, an affiliate of BATS Exchange, Inc., please refer to the attachment submitted as part of Exhibit I to this Form 1.

12. For the financial statements of Direct Edge, Inc., an affiliate of BATS Exchange, Inc., please refer to the attachment submitted as part of Exhibit I to this Form 1.

13. For the financial statements of EDGA Exchange, Inc., an affiliate of BATS Exchange, Inc., please refer to the attachment submitted as part of Exhibit I to this Form 1.

14. For the financial statements of EDGX Exchange, Inc., an affiliate of BATS Exchange, Inc., please refer to the attachment submitted as part of Exhibit I to this Form 1.

BATS GLOBAL MARKETS, INC. AND SUBSIDIARIES

Consolidated Financial Statements

December 31, 2013 and 2012

(With Independent Auditors' Report Thereon)

BATS GLOBAL MARKETS, INC. AND SUBSIDIARIES

Table of Contents



KPMG LLP
Suite 1000
1000 Walnut Street
Kansas City, MO 64106-2162

Independent Auditors' Report

The Board of Directors
BATS Global Markets, Inc.:

We have audited the accompanying consolidated financial statements of BATS Global Markets, Inc. and its subsidiaries (the Company), which comprise the consolidated statements of financial condition as of December 31, 2013 and 2012, and the related consolidated statements of income, comprehensive income, changes in stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2013, and the related notes to the consolidated financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.



Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2013 and 2012, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2013 in accordance with U.S. generally accepted accounting principles.

KPMG LLP

February 25, 2014

BATS GLOBAL MARKETS, INC. AND SUBSIDIARIES

Consolidated Statements of Financial Condition

December 31, 2013 and 2012

(In thousands, except share data)

Assets		**2013**		**2012**
Current assets:				
Cash and cash equivalents	$	87,217	$	82,514
Financial investments:				
Trading investments, at fair value		7,004		7,497
Available-for-sale investments, at fair value		18,198		22,295
Accounts receivable, net, including $18,626 and $14,574 from related parties at December 31, 2013 and 2012, respectively		53,854		60,748
Income taxes receivable		670		654
Other receivables		1,682		1,804
Prepaid expenses		3,605		4,874
Total current assets		172,230		180,386
Property and equipment, net		11,577		16,997
Goodwill		197,937		194,294
Intangible assets, net		48,995		57,596
Debt issuance costs, net		4,646		4,997
Deferred income taxes, net		9,242		13,339
Investment in EuroCCP		10,337		—
Other assets		1,979		1,961
Total assets	$	456,943	$	469,570
Liabilities and Stockholders' Equity				
Current liabilities:				
Accounts payable and accrued expenses, including $4,054 and $4,995 to related parties at December 31, 2013 and 2012, respectively	$	25,044	$	26,635
Section 31 fees payable		36,768		51,290
Current portion of long-term debt		17,422		48,776
Contingent consideration liability		—		3,780
Deferred income taxes		261		406
Total current liabilities		79,495		130,887
Long-term debt, less current portion		228,602		238,843
Unrecognized tax benefits		6,732		9,699
Other liabilities		2,098		2,483
Commitments and contingencies				
Stockholders' equity:				
Common stock, $0.01 par value. 24,500,000 voting and 500,000 non-voting shares authorized; 23,685,026 voting and 189,500 non-voting shares issued at December 31, 2013; 23,556,670 voting and 189,500 non-voting shares issued at December 31, 2012		239		236
Common stock in treasury, at cost 1,075,176 and 1,001,723 voting shares at December 31, 2013 and 2012, respectively		(42,651)		(40,322)
Additional paid-in capital		128,604		125,601
Retained earnings (deficit)		44,287		(2,551)
Accumulated other comprehensive income, net		9,537		4,694
Total stockholders' equity		140,016		87,658
Total liabilities and stockholders' equity	$	456,943	$	469,570

See accompanying notes to consolidated financial statements.

BATS GLOBAL MARKETS, INC. AND SUBSIDIARIES

Consolidated Statements of Income

Years ended December 31, 2013, 2012 and 2011

(In thousands, except share and per share data)

	2013	2012	2011
Revenues:			
Transaction fees, including $293,893, $303,876 and $207,753 from related parties for the years ended December 31, 2013, 2012 and 2011, respectively	$ 612,806	$ 645,310	$ 695,357
Market data fees	59,357	60,253	55,593
Regulatory transaction fees, including $81,365, $94,326 and $64,360 from related parties for the years ended December 31, 2013, 2012 and 2011, respectively	127,414	148,092	156,480
Port fees	39,104	30,188	19,028
Other	2,815	861	171
Total revenues	841,496	884,704	926,629
Cost of revenues:			
Liquidity payments, including $252,754, $268,386 and $223,489 to related parties for the years ended December 31, 2013, 2012 and 2011, respectively	474,688	508,169	566,103
Routing and clearing, including $3,373, $23,319 and $26,828 to related parties for the years ended December 31, 2013, 2012 and 2011, respectively	42,476	51,271	75,985
Section 31 fees	127,414	148,092	156,480
Other	87	219	77
Total cost of revenues	644,665	707,751	798,645
Revenues less cost of revenues	196,831	176,953	127,984
Operating expenses:			
Compensation and benefits	41,457	48,412	42,947
Depreciation and amortization	15,169	17,041	8,393
Systems and data communication	9,612	11,899	10,053
Occupancy	1,833	2,344	1,506
Professional and contract services	8,125	9,224	10,290
Regulatory costs	5,377	5,685	5,477
Changes in fair value of contingent consideration liability	—	12,400	300
Impairment of assets	3,478	167	—
General and administrative	10,002	10,465	10,733
Total operating expenses	95,053	117,637	89,699
Operating income	101,778	59,316	38,285
Non-operating (expenses) income:			
Interest and investment (expense) income	(25,825)	(646)	174
Other expense	(290)	(563)	(116)
Income before income tax provision	75,663	58,107	38,343
Income tax provision	28,825	26,533	14,795
Net income	$ 46,838	$ 31,574	$ 23,548
Basic earnings per share	$ 2.07	$ 1.40	$ 1.29
Diluted earnings per share	$ 2.06	$ 1.39	$ 1.26
Cash dividend declared per common stock	$ —	$ 17.62	$ —
Basic weighted average shares outstanding	22,641,629	22,508,811	18,229,825
Diluted weighted average shares outstanding	22,738,747	22,746,146	18,745,279

See accompanying notes to consolidated financial statements.

BATS GLOBAL MARKETS, INC. AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income

Years ended December 31, 2013, 2012 and 2011

(In thousands)

	2013	2012	2011
Net income	$ 46,838	$ 31,574	$ 23,548
Other comprehensive income (loss), before tax:			
Foreign currency translation adjustments	6,564	12,897	(2,076)
Unrealized holding gains (losses) on available-for-sale investments recognized	29	(474)	(206)
Less: Reclassification adjustments for gains (losses) included in interest and investment income	(32)	683	—
Other comprehensive income (loss), before tax	6,561	13,106	(2,282)
Income tax (provision) benefit related to components of other comprehensive income (loss)	(1,718)	(4,786)	805
Other comprehensive income (loss), net of tax	4,843	8,320	(1,477)
Comprehensive income	$ 51,681	$ 39,894	$ 22,071

See accompanying notes to consolidated financial statements.

BATS GLOBAL MARKETS, INC. AND SUBSIDIARIES

Consolidated Statements of Changes in Stockholders' Equity

Years ended December 31, 2013, 2012 and 2011

(In thousands, except share data)

	Common stock			Common stock in treasury	Additional paid-in capital	Retained earnings (deficit)	Accumulated other comprehensive (loss) income, net	Total stockholders' equity
	Voting shares outstanding	Non-voting shares outstanding	Par value					
Balance at December 31, 2010	17,836,213	—	$ 179	$ (3,505)	$ 175,752	$ 28,383	$ (2,149)	$ 198,660
Common stock issued under employee stock plans	176,176	—	3	(8,057)	5,700	—	—	(2,354)
Stock-based compensation	—	—	—	—	5,313	—	—	5,313
Excess tax benefits from stock-based compensation	—	—	—	—	3,287	—	—	3,287
Acquisition of Chi-X Europe Limited	4,177,853	189,500	44	—	219,547	—	—	219,591
Other comprehensive loss, net of tax	—	—	—	—	—	—	(1,477)	(1,477)
Net income	—	—	—	—	—	23,548	—	23,548
Balance at December 31, 2011	22,190,242	189,500	226	(11,562)	409,599	51,931	(3,626)	446,568
Common stock issued under employee stock plans	364,705	—	10	(28,760)	21,209	—	—	(7,541)
Stock-based compensation	—	—	—	—	5,632	—	—	5,632
Excess tax benefits from stock-based compensation	—	—	—	—	3,332	—	—	3,332
Distribution	—	—	—	—	(314,171)	(86,056)	—	(400,227)
Other comprehensive income, net of tax	—	—	—	—	—	—	8,320	8,320
Net income	—	—	—	—	—	31,574	—	31,574
Balance at December 31, 2012	22,554,947	189,500	236	(40,322)	125,601	(2,551)	4,694	87,658
Common stock issued under employee stock plans	98,128	—	3	(954)	731	—	—	(220)
Share repurchases	(43,225)	—	—	(1,375)	—	—	—	(1,375)
Stock-based compensation	—	—	—	—	2,237	—	—	2,237
Excess tax expense from stock-based compensation	—	—	—	—	35	—	—	35
Other comprehensive income, net of tax	—	—	—	—	—	—	4,843	4,843
Net income	—	—	—	—	—	46,838	—	46,838
Balance at December 31, 2013	22,609,850	189,500	$ 239	$ (42,651)	$ 128,604	$ 44,287	$ 9,537	$ 140,016

See accompanying notes to consolidated financial statements.

BATS GLOBAL MARKETS, INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Years ended December 31, 2013, 2012 and 2011

(In thousands)

	2013	2012	2011
Cash flows from operating activities:			
Net income	$ 46,838	$ 31,574	$ 23,548
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	15,169	17,041	8,393
Amortization of debt issuance cost and debt discount	5,935	191	—
Change in fair value of contingent consideration	—	12,400	300
Provision for uncollectable accounts receivable	55	187	373
Deferred income taxes	3,952	(1,001)	(5,768)
Stock-based compensation	2,237	5,632	5,313
Realized gain on investments owned	(26)	—	—
Loss (gain) on disposal of property and equipment	220	393	(32)
Changes in assets and liabilities:			
Receivables, including $4,052, $1,885 and $884 from related parties for the years ended December, 31, 2013, 2012 and 2011, respectively	7,107	(5,202)	7,313
Trading financial investments, net	493	23,536	(21,034)
Prepaid and other assets	1,274	(3,234)	922
Accounts payable and accrued expenses, including $941, $4,510 and $3,119 to related parties for the years ended December 31, 2013, 2012 and 2011, respectively	(1,693)	(13,666)	7,770
Section 31 fees payable	(14,523)	(3,836)	21,399
Payment of contingent consideration related to Chi-X Europe acquisition	(3,780)	(8,920)	—
Other liabilities	(139)	9,974	(308)
Net cash provided by operating activities	63,119	65,069	48,189
Cash flows from investing activities:			
Acquisition, net of cash acquired	—	—	13,402
Purchases of available-for-sale financial investments	(88,477)	(162,806)	(308,106)
Proceeds from maturities of available-for-sale financial investments	92,600	260,887	204,400
Proceeds from short term investments	—	3,115	—
Purchase of intangible asset	—	217	—
Investment in EuroCCP	(10,337)	—	—
Proceeds from disposal of property and equipment	—	33	78
Purchases of property and equipment	(3,597)	(6,900)	(9,553)
Net cash (used in) provided by investing activities	(9,811)	94,546	(99,779)
Cash flows from financing activities:			
Distributions paid	(145)	(398,924)	—
Payment of long term debt	(45,000)	—	—
Proceeds from long-term debt	—	300,000	—
Payment of contingent liability related to Chi-X Europe acquisition	—	(52,300)	—
Debt issuance costs and debt discount	—	(19,561)	—
Proceeds from the exercise of stock-based compensation	—	424	1,234
Excess tax benefits from stock-based compensation	35	3,336	3,287
Purchases of treasury stock	(1,592)	(7,975)	(3,588)
Net cash (used in) provided by financing activities	(46,702)	(175,000)	933
Effect of foreign currency exchange rate changes on cash	(1,903)	(1,460)	(14)
Increase (decrease) in cash and cash equivalents	4,703	(16,845)	(50,671)
Cash and cash equivalents:			
Beginning of year	82,514	99,359	150,030
End of year	$ 87,217	$ 82,514	$ 99,359
Supplemental disclosure of cash paid:			
Cash paid for income taxes, net of refunds	$ 28,908	$ 20,523	$ 10,859
Supplemental disclosure of noncash transactions:			
Forfeiture of common stock for payment of exercise of stock options	$ 767	$ 20,785	$ 4,469
Dividend payable on unvested restricted stock	—	1,303	—
Supplemental disclosure of noncash investing activities:			
Short-term investments acquired	$ —	$ —	$ 3,111
Property and equipment acquired	—	—	5,212
Goodwill acquired	—	—	187,130
Intangible assets acquired	—	—	62,300
Other assets acquired	—	—	13,233
Fair value of contingent liability at acquisition date	—	—	52,300
Liabilities assumed	—	—	9,386
Issuance of common stock related to acquisition	—	—	219,591

See accompanying notes to consolidated financial statements.

(1) Nature of Operations

BATS Global Markets, Inc. and its consolidated subsidiaries (the Company or BATS) is an innovative global financial technology company that develops and operates electronic markets for the trading of listed cash equity securities in the United States (U.S.) and Europe and listed equity options in the U.S. The Company is headquartered in the Kansas City, Missouri, area with additional offices in New York and London, United Kingdom (U.K.).

In the United States, the Company operates two national securities exchanges, BATS Exchange, Inc. (BZX) and BATS Y-Exchange, Inc. (BYX). Both trade listed cash equity securities and exchange-traded products, such as exchange-traded funds (ETFs), but each target different market segments by offering different pricing alternatives. BZX also operates a market for trading listed equity options and the Company also lists ETFs on BZX. The Company also operates a broker-dealer, BATS Trading, Inc. (Trading) that provides routed transaction services for listed cash equities and option contracts. In Europe, the Company's Recognised Investment Exchange (RIE), BATS Trading Limited (BTL), offers trading in listed cash equity securities from within 25 European indices, in addition to ETFs, exchange-traded commodities and international depositary receipts. Chi-X Europe Limited (Chi-X Europe) provides routed transaction services for listed cash equities within the European market. BTL and Chi-X Europe combined are referred to as BATS Chi-X Europe. During the fourth quarter 2013, the Company also began listing ETFs on BTL.

(2) Summary of Significant Accounting Policies

(a) Principles of Accounting

The Company follows accounting standards established by the Financial Accounting Standards Board (FASB) to report its financial condition, results of operations and cash flows. References to accounting principles generally accepted in the U.S. (GAAP) in these footnotes are to the FASB Accounting Standards Codification (ASC or Codification).

(b) Basis of Presentation

The accompanying financial statements are presented on a consolidated basis to include the accounts and transactions of BATS Global Markets, Inc. and its wholly owned subsidiaries and all significant intercompany accounts and transactions have been eliminated. Results from operations in fiscal year 2011 related to Chi-X Europe are reflected from the effective date of the acquisition. See note 3 for additional information.

(c) Use of Estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as well as disclosure of the amounts of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from those estimates. Material estimates that are particularly susceptible to significant change in the near term include the receivable for market data fees, the valuation of goodwill and unrecognized tax benefits.

(d) ***Cash and Cash Equivalents***

The Company's cash and cash equivalents are exposed to concentrations of credit risk. The Company maintains cash at various financial institutions and brokerage firms which, at times, may be in excess of the federal depository insurance limit. The Company's management regularly monitors these institutions and believes that the potential for future loss is minimal. The Company considers all liquid investments with original or acquired maturities of three months or less to be cash equivalents.

(e) ***Financial Investments***

Financial investments are classified as trading or available-for-sale.

Trading financial investments represent financial investments held by the broker-dealer subsidiary that retain the industry-specific accounting classification required for broker-dealers. These investments are recorded at fair value with unrealized gains and losses reflected in the consolidated statements of income.

Available-for-sale financial investments are comprised of the financial investments not held by the broker-dealer subsidiary. Unrealized gains and losses, net of income taxes, are included as a component of accumulated other comprehensive income in the accompanying consolidated statements of financial condition.

Interest on financial investments, including amortization of premiums and accretion of discounts, is recognized as income when earned. Realized gains and losses on financial investments are calculated using the specific identification method and are included in interest and investment (expense) income in the accompanying consolidated statements of income.

A decline in the market value of any available-for-sale investment below carrying amount that is deemed to be other-than-temporary results in an impairment to reduce the carrying amount to realizable value. To determine whether an impairment is other-than-temporary, the Company considers all available information relevant to the collectability of the investment, including past events, current conditions, and reasonable and supportable forecasts when developing estimate of cash flows expected to be collected. Evidence considered in this assessment includes the reasons for the impairment, the severity and duration of the impairment, changes in value subsequent to year-end, forecasted performance of the investee, and the general market condition in the geographic area or industry in which the investee operates.

(f) ***Accounts Receivable, Net***

Accounts receivable are carried at cost. Interest is recorded on receivables once they exceed 60 days past due. On a periodic basis, management evaluates the Company's receivables and determines an appropriate allowance for uncollectible accounts receivable based on anticipated collections. In circumstances where a specific customer's inability to meet its financial obligations is known (e.g., bankruptcy filings), the Company records a specific provision for uncollectible accounts against amounts due to reduce the receivable to the amount the Company estimates will be collected. Once the Company determines an allowance for an uncollectible account is necessary, interest on the receivable ceases to be accrued. See note 6 for allowance for doubtful account activity.

(g) Property and Equipment, Net

Property and equipment, net is stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated lives of the assets, generally ranging from three to seven years. Expenditures for repairs and maintenance are charged to expense as incurred. Depreciation of leasehold improvements is calculated using the straight-line method over the shorter of the related lease term or the estimated useful life of the assets.

Long-lived assets to be held and used are reviewed to determine whether any events or changes in circumstances indicate that the carrying amounts of the assets may not be recoverable. The Company bases this evaluation on such impairment indicators as the nature of the assets, the future economic benefit of the assets, any historical or future profitability measurements, as well as other external market conditions or factors that may be present. If such impairment indicators are present that would indicate that the carrying amount of any asset may not be recoverable, the Company determines whether an impairment has occurred through the use of an undiscounted cash flow analysis of the asset at the lowest level for which identifiable cash flows exist. In the event of impairment, the Company recognizes a loss for the difference between the carrying amount and the estimated value of the asset as measured using quoted market prices or, in the absence of quoted market prices, a discounted cash flow analysis.

The Company accounts for software development costs under ASC Topic 350, *Intangibles – Goodwill and Other*. The Company expenses software development costs as incurred during the preliminary project stage, while capitalizing costs incurred during the application development stage, which includes design, coding, installation and testing activities.

(h) Goodwill and Intangible Assets, Net

Goodwill represents the excess of purchase price over the value assigned to the net tangible and identifiable intangible assets of a business acquired. Goodwill is allocated to the Company's reporting units based on the assignment of the fair values of each reporting unit of the acquired company. The Company is required to test goodwill for impairment at the reporting unit level annually, or in interim periods if certain events occur indicating that the carrying value may be impaired. The impairment test is performed during the fourth quarter using December 1st carrying values, and if the fair value of the reporting unit is found to be less than the carrying value, an impairment loss is recorded. The Company completed its annual goodwill impairment test in the fourth quarter of 2013 and determined that no impairment existed.

Intangible assets, net, primarily include acquired trademarks and trade names, customer relationships, strategic alliance agreements, and licenses and registrations. Intangible assets with finite lives are amortized based on the discounted cash flow method applied over the estimated useful lives of the intangible assets.

Intangible assets deemed to have indefinite useful lives are not amortized, but instead are tested for impairment at least annually, usually concurrently with goodwill. Impairment exists if the fair value of the asset is less than the carrying amount, and in that case, an impairment loss is recorded. The Company has performed the required intangible assets impairment tests and the determined that the strategic alliance intangible asset is impaired as of December 31, 2013. The value of the asset was written off to impairment of assets in the consolidated statements of income.

Impairment of assets recognized in 2012 has been reclassified from other expense to impairment of assets to conform with current year presentation.

(i) ***Foreign Currency***

The financial statements of foreign subsidiaries where the functional currency is not the U.S. dollar are translated into U.S. dollars using the exchange rate in effect as of each statement of financial condition date. Statements of income and cash flow amounts are translated using the average exchange rate during the period. The cumulative effects of translating the statement of financial condition accounts from the functional currency into the U.S. dollar at the applicable exchange rates are included in accumulated other comprehensive income. Foreign currency gains and losses are recorded as other expense in the consolidated statements of income.

(j) ***Income Taxes***

Deferred taxes are recorded on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards, and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based upon the technical merits of the position. The tax benefit recognized in the consolidated financial statements from such a position is measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. Also, interest and penalties expense is recognized on the full amount of deferred benefits for uncertain tax positions. The Company's policy is to include interest and penalties related to unrecognized tax benefits in the income tax provision within the consolidated statements of income.

(k) ***Revenue Recognition***

Transaction Fees and Liquidity Payments

Under the Company's "maker-taker" pricing model on BZX and the Company's RIE, a member posting an order (the liquidity maker) is paid a rebate (recorded in liquidity payments) for an execution occurring against that order, and a member executing against an order resting on the Company's book (the liquidity taker) is charged a fee (recorded in transaction fees). As a result, transaction fees consist of "taker" fees and routing fee revenues charged on securities that are routed to another market center. Transaction fees and liquidity payments are considered earned and incurred upon execution of a trade and are recognized on a trade-date basis and recorded on a gross basis in revenues and cost of revenues.

Under the Company's "taker-maker" pricing model on BYX, a liquidity taker is paid a rebate (recorded in liquidity payments) for an execution occurring against that order and a liquidity maker is charged a fee (recorded in transaction fees) for posting such an order. Transaction fees and liquidity payments are considered earned and incurred upon execution of a trade and are recognized on a trade-date basis and recorded on a gross basis in revenues and cost of revenues.

Market Data Fees

Market data fees are earned from proprietary market data products and U.S. tape plans, including the Unlisted Trading Privileges Plan (UTP), the Consolidated Tape Association Plan (CTA), and the Options Price Reporting Authority, LLC (OPRA). Fees, net of plan costs, from UTP and CTA are allocated and distributed to plan participants according to their share of tape fees based on a formula required by Securities and Exchange Commission (SEC) Regulation NMS that takes into account both trading and quoting activity. Fees from the CTA and UTP are estimated and recognized on a monthly basis and received approximately 45 days after quarter end. Market data fees from OPRA are allocated based upon the share of total options transactions cleared for each of the OPRA members. Fees from OPRA are estimated and recognized on a monthly basis and received approximately 30 days after quarter end. During 2012 and 2013, the Company began charging data subscribers for proprietary market data in its European Equities and U.S. Equities segment, respectively. The market data fees are recognized on a monthly basis.

Market data product revenue recognized in 2011 has been reclassified from other revenue to market data fees to conform with current year presentation.

Regulatory Transaction and Section 31 Fees

BZX and BYX, as U.S. exchanges, are assessed Section 31 fees pursuant to the Securities Exchange Act of 1934 (Exchange Act). Section 31 fees are assessed on the notional value traded and are designed to recover the costs to the government of supervision and regulation of securities markets and securities professionals. These fees are paid directly to the SEC by BZX and BYX. BZX and BYX, in turn, collect regulatory transaction fees that are designed to equal to the Section 31 fees from their members. The Company acts as the principal versus an agent on these transactions, and therefore these transactions are reported gross in the consolidated statements of income. BZX and BYX collect the regulatory transaction fees as a pass-through charge from members executing eligible trades and recognize these amounts in revenues, and the related Section 31 fees in cost of revenues as incurred on a settlement-date basis. Regulatory transaction fees received are included in cash and cash equivalents and financial investments in the consolidated statements of financial condition at the time of receipt. As required by law, the amount due to the SEC is remitted semiannually and recorded as Section 31 fees payable to the SEC in the consolidated statements of financial condition until paid. Because the Company holds the funds received until payment is remitted to the SEC, the Company earns interest on the related balances.

Port Fees

Port fees are generated primarily from connectivity services related to BZX and BYX in the U.S. and BTL in Europe. Port fees are recognized on a monthly basis.

Concentrations of Revenue and Liquidity Payments

For the year ended December 31, 2013 one member accounted for 10% of the Company's transaction fees. For the years ended December 31, 2012 and 2011, no members accounted for more than 10% of the Company's transaction fees. For the years ended December 31, 2013, 2012 and

2011, approximately 12%, 10% and 13%, respectively, of total liquidity payments each year were paid to one member, substantially all of which is recorded in the U.S. Equities segment. No other members accounted for more than 10% of the Company's liquidity payments during the years ended December 31, 2013, 2012 and 2011.

No member is contractually or otherwise obligated to continue to use the Company's services. The loss of, or a significant reduction of, participation by these members may have a material adverse effect on the Company's business, financial condition, results of operations and cash flows.

(l) ***Earnings Per Share***

The Company presents both basic and diluted earnings per share. Basic earnings per share is computed by dividing net income by the weighted average number of common shares outstanding during the period. Diluted earnings per share is computed by dividing net income by the sum of the weighted average number of common shares and dilutive common share equivalents outstanding.

(m) ***Stock-Based Compensation***

The Company grants stock-based compensation to its employees through awards of stock options and restricted stock. The Company records stock-based compensation expense for all stock-based compensation granted based on the grant-date fair value. The Company recognizes compensation expense related to stock-based compensation awards with graded vesting that have a service condition on a straight-line basis over the requisite service period of the entire award.

The amount of stock-based compensation expense related to awards of restricted stock is based on the fair value of BATS Global Markets, Inc. common stock at the date of grant.

The amount of future stock-based compensation expense related to awards of stock options is based on the Black-Scholes valuation model. Assumptions used to estimate the grant-date fair value of stock options are determined as follows:

- Expected term is determined using the simplified method, using the average between the contractual term and vesting period of the award. The simplified method was used due to the lack of historical information;
- Expected volatility of award grants made under the Company's plan is measured using the weighted average of historical daily changes in the market price of the common stock of comparable public companies over the period equal to the expected term of the award or a minimum of two years if comparable public company historical market prices are not available for the entire expected term;
- Expected dividend rate is determined based on expected dividends to be declared;
- Risk-free interest rate is equivalent to the implied yield on zero-coupon U.S. Treasury bonds with a maturity equal to the expected term of the awards; and
- Forfeitures are based on the history of cancellations of awards granted and management's analysis of potential forfeitures.

(n) ***Business Combinations***

The Company accounts for business combinations in accordance with ASC Topic 805, *Business Combinations*, which requires identifiable assets, liabilities and goodwill acquired in a business combination to be recorded at fair value at the acquisition date. Additionally, ASC Topic 805 requires transaction-related costs to be expensed in the period incurred.

(o) ***Debt Issuance Costs***

The Company accounts for debt issuance cost in accordance with ASC Topic 470, *Debt*, which requires that all costs incurred to issue debt be capitalized and amortized over the life of the loan using the interest method.

(p) ***Equity Method Investment***

In general, the equity method of accounting is used when the Company owns 20% to 50% of the outstanding voting stock of a company and when it is able to exercise significant influence over the operating and financial policies of a company. The Company has an investment where it has significant influence and as such accounts for the investments under the equity method of accounting. The Company records the pro-rata share of earnings or losses each period and records any dividends received as a reduction in the investment balance. The equity method investment is evaluated for other-than-temporary declines in value by considering a variety of factors such as the earnings capacity of the investment and the fair value of the investment compared to its carrying amount. If the estimated fair value of the investment is less than the carrying amount and the decline in value is considered to be other than temporary, the excess of the carrying amount over the estimated fair value is recognized in the financial statements as an impairment.

(3) Chi-X Europe Acquisition

On November 30, 2011 (the Acquisition Date) the Company acquired 100% of the outstanding common shares of Chi-X Europe. The results of Chi-X Europe's operations have been included in the consolidated financial statements since the Acquisition Date.

The acquisition-date fair value of the consideration transferred totaled $304.1 million, which consisted of the following (in thousands):

Fair value of consideration transferred:		
Cash	$	32,256
Fair value of share outlay		219,591
Contingent consideration		52,300
Total purchase price	$	304,147

The Company issued 4,367,353 shares of common stock valued at $50.28 per share. The fair value was based on a third-party valuation that used a discounted cash flow model and valuation multiples observed of publicly traded companies in a similar industry. Included in the acquisition was a contingent cash payment. The fair value of the contingent consideration at the Acquisition Date was $52.3 million and changes in the fair value are recorded in operating expenses in the consolidated statements of income. This value was estimated using a probability-weighted discounted cash flow method and represents a Level 3 measurement as defined in ASC Topic 820. The key assumptions used in this methodology were a discount rate of 4.6% and a probability assignment to each of nine market share scenarios.

During the fourth quarter 2012, the contingent cash payment of $65 million was earned, of which $61.2 million was paid through December 31, 2012. The remaining payment was made in the first quarter 2013.

The following is a reconciliation of the beginning and ending balance of the contingent consideration for Chi-X Europe (in thousands):

Balance at December 31, 2011	$	52,600
Change in fair value		12,400
Amount paid to former Chi-X Europe shareholders		(61,220)
Balance at December 31, 2012		3,780
Change in fair value		
Amount paid to former Chi-X Europe shareholders		(3,780)
Balance at December 31, 2013	$	—

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the Acquisition Date (in thousands):

Cash and cash equivalents	$	45,658
Other current assets		12,952
Property and equipment		5,212
Identifiable intangible assets		62,300
Goodwill		187,130
Other assets		281
Liabilities		(9,386)
	$	304,147

Of the intangible assets recognized, $10.8 million was assigned to licenses and registrations and has an indefinite useful life. Therefore, this intangible asset will not be amortized, but its impairment will be evaluated at least annually. The remaining intangible assets will be amortized over the following useful lives:

Assets	Useful life		Balance at acquisition date (in thousands)
Customer relationships	20 years	$	45,100
Strategic alliance agreement	4.25 years		5,800
Trademarks/trade names	1 year		600

The goodwill acquired was assigned to the European Equities segment, as further described in note 13. The goodwill recognized is attributable primarily to expected synergies of the combined workforce and technologies of BTL and Chi-X Europe. Approximately $140 million of goodwill was deductible for tax purposes.

The fair value of accounts receivable acquired was $3.0 million. The gross amount of accounts receivable was $3.1 million, of which $0.1 million was deemed to be uncollectable.

The Company recognized $19.3 million and $11.4 million of acquisition-related costs expensed during the years ended December 31, 2012 and 2011, respectively. These costs are included in compensation and benefits, professional and contract services, and changes in fair value of contingent consideration liability in the consolidated statements of income.

The amounts of revenue and operating loss of Chi-X Europe included in the Company's consolidated statements of income from the Acquisition Date to the period ending December 31, 2011 are as follows (in thousands):

Revenue	$	5,021
Operating loss		(7,009)

The following unaudited pro forma financial information presents the combined results of the Company and Chi-X Europe had the acquisition date been January 1, 2011 (in thousands):

		Fiscal Year ended December 31, 2011
Revenue	$	999,490
Operating income		40,897
Net income		24,295
Earnings per share:		
Basic	$	1.09
Diluted		1.07

The supplemental 2011 pro forma amounts have been calculated after applying the Company's accounting policies and adjusting the results to reflect the additional depreciation and amortization that would have been charged assuming the adjusted fair values of property and equipment and acquired intangible assets had been applied on January 1, 2011. The supplemental 2011 pro forma financial information includes pro forma adjustments of $18.8 million for acquisition related costs, such as fees to investment bankers, attorneys, accountants and other professional advisors and severance to employees.

(4) Restructuring

Prior to the Acquisition Date, Chi-X Europe entered into retention agreements with its employees paid in the first quarter 2012. Subsequent to the acquisition of Chi-X Europe, the Company determined that certain Chi-X Europe employees' positions were redundant. As such, the Company communicated employee termination benefits to these Chi-X Europe employees which included maintaining the terms of the retention agreement. Certain employees were terminated in 2011, while others were terminated in the second quarter of 2012.

In 2011, the Company recorded $4.6 million of termination benefits in compensation and benefits within the consolidated statement of income. At December 31, 2012, all termination benefits had been fully paid.

(5) Investments

Financial Investments

The Company's financial investments with original or acquired maturities longer than three months, but that mature in less than one year from the statement of financial condition date are classified as current assets and are summarized as follows (in thousands):

	December 31, 2013			
	Cost basis	Unrealized gains	Unrealized losses	Fair value
Available-for-sale:				
U.S. Treasury securities	$ 18,197	$ 1	$ —	$ 18,198
Total financial investments	$ 18,197	$ 1	$ —	$ 18,198

	December 31, 2012			
	Cost basis	Unrealized gains	Unrealized losses	Fair value
Available-for-sale:				
U.S. Treasury securities	$ 22,292	$ 3	$ —	$ 22,295
Total financial investments	$ 22,292	$ 3	$ —	$ 22,295

Equity Method Investment

In the fourth quarter 2013, the Company acquired a 25% ownership interest in the European Multilateral Clearing Facility, N.V. (EMCF) for $10.3 million. In January 2014, EMCF changed its name to European Central Counterparty N.V. (EuroCCP). This investment is recorded as an equity method investment, as the Company shares in the proportionate results of the entity and has significant influence over the entity, but does not control the entity.

(6) Allowance for Doubtful Accounts

Allowance for doubtful accounts consisted of the following for the years ended December 31, 2013, 2012 and 2011 (in thousands):

	2013	2012	2011
Balance at beginning of period	$ 406	$ 352	$ 206
Additions:			
Charges to income, included in general and administrative expense	55	187	373
Deductions:			
Recoveries of amounts previously written-off	—	—	(2)
Charges for which reserves were provided	(113)	(133)	(225)
Balance at end of period	$ 348	$ 406	$ 352

(7) Property and Equipment, Net

Property and equipment consisted of the following as of December 31, 2013 and 2012 (in thousands):

	2013	2012
Computer equipment and software	$ 39,176	$ 38,107
Office furniture and fixtures	1,239	1,159
Leasehold improvements	5,332	4,892
Total property and equipment	45,747	44,158
Less accumulated depreciation	(34,170)	(27,161)
Property and equipment, net	$ 11,577	$ 16,997

Depreciation expense was $9.2 million, $10.3 million and $8.0 million for the years ended December 31, 2013, 2012 and 2011, respectively.

(8) Goodwill and Intangible Assets, Net

The following table presents the details of the goodwill and intangible assets (in thousands):

	Intangible assets	Goodwill
Balance at December 31, 2011	$ 61,336	$ 185,549
Acquisition of intangible asset	217	—
Amortization	(6,719)	—
Changes in foreign currency exchange rates	2,762	8,745
Balance as of December 31, 2012	57,596	194,294
Impairment of intangible asset	(3,478)	—
Amortization	(5,967)	—
Changes in foreign currency exchange rates	844	3,643
Balance as of December 31, 2013	$ 48,995	$ 197,937

For the years ended December 31, 2013 and 2012, amortization expense was $6.0 million and $6.7 million respectively. The estimated future amortization expense is $5.0 million for 2014, $7.5 million for 2015, $5.8 million for 2016, $4.6 million for 2017 and $3.6 million for 2018.

The following table presents the categories of intangible assets, all of which is attributed to the European Equities segment, except for domain names, which are recorded in Corporate Items and Eliminations (in thousands):

	December 31, 2013	December 31, 2012
Trademarks and trade names	$ 636	$ 623
Customer relationships	47,798	46,827
Strategic alliance agreements	—	6,022
Trading registrations and licenses	11,446	11,213
Domain names	217	217
Accumulated amortization	(11,102)	(7,306)
	$ 48,995	$ 57,596

In the fourth quarter 2013, the Company recorded an intangible asset impairment charge totaling $3.5 million related to the strategic alliance agreements acquired through the 2011 acquisition of Chi-X Europe. The Company has determined the carrying amount of the intangible is not recoverable and exceeded its fair value. The fair value of the strategic alliance was determined using the estimated cash flows from the strategic alliance. This charge was recorded in impairment of assets in the consolidated statements of income and attributed to the European Equities segment.

(9) Accounts Payable and Accrued Expenses

Accounts payable and accrued expenses consisted of the following as of December 31, 2013 and 2012 (in thousands):

	2013	2012
Accounts payable	$ 12,681	$ 14,356
Deferred rent	278	123
Dividends payable	312	367
Unrecognized tax benefits	—	470
Accrued expenses	11,773	11,319
Accounts payable and accrued expenses	$ 25,044	$ 26,635

(10) Debt

On December 19, 2012, the Company entered into (i) a term loan agreement in the amount of $300 million and (ii) revolving loans not to exceed $50 million (the '2012 Loan'). The proceeds received from the term loan were used by the Company to pay a $298.9 million dividend, or $13.20 per share, to all shareholders of BATS Global Markets, Inc. common stock during the fourth quarter 2012. The term of the loan is six years ending on December 19, 2018 with a variable interest rate based on 1-month London Interbank Offered Rate (LIBOR) (with a floor of 125 basis points) plus a spread of 575 basis points. The original issue discount was $12.5 million, or approximately 4.2%. The revolving loans have similar interest rates and a three-year term, ending on December 19, 2015. Principal payments on outstanding balances are made on a quarterly basis. The Company incurred $7.1 million of debt issuance costs, which was capitalized and is being amortized over the term of the loans.

As of December 31, 2013 and 2012, the Company's long-term debt consisted of the following (in thousands):

	December 31,	
	2013	2012
Term loan	$ 255,000	$ 300,000
Less: debt discount	(8,976)	(12,381)
Revolving loan	—	—
Total debt	246,024	287,619
Less: current portion	(17,422)	(48,776)
Total long-term debt	$ 228,602	$ 238,843

The unamortized debt discount will be amortized as part of interest and investment expense through December 19, 2018, the maturity date of the term loan. The effective interest rate on the term loan was 7.3% for both the years ended December 31, 2013 and 2012.

The credit agreement for the 2012 Loan contains customary affirmative and negative covenants, events of default and a financial covenant to not exceed a maximum leverage ratio measured each quarter through the term of the loan, all as defined in the credit agreement. As of December 31, 2013 and 2012, the Company was in compliance with all covenants of the credit arrangements.

The Company and certain subsidiaries have guaranteed the repayment of obligations under the credit agreement and have granted pledges of the shares of certain subsidiaries along with a security interest in certain other assets of the Company and certain subsidiaries as collateral.

As of December 31, 2013, aggregate minimum annual maturities of long-term debt were $45 million in 2014, 2015, 2016 and 2017. However, with the subsequent refinancing (see Note 22), the refinanced aggregate minimum annual maturities of long-term debt are $17.6 million in 2014 and $23.5 million in 2015, 2016, 2017, 2018 and 2019.

Interest expense recognized on the term loan and revolving loans for the year ended December 31, 2013 and 2012 is as follows (in thousands):

	Year Ended December 31, 2013	Year Ended December 31, 2012
Components of interest expense:		
Contractual interest	$ 20,019	$ 707
Amortization of debt discount	3,405	119
Amortization of debt issuance cost	2,548	85
Interest expense	$ 25,972	$ 911

(11) Accumulated Other Comprehensive Income

The following represents the changes in accumulated other comprehensive income by component, before tax:

	Foreign currency translation adjustment	Unrealized holding (losses) gains on available-for-sale investments	Accumulated other comprehensive (loss) income
Balance at December 31, 2011	$ (3,420)	$ (206)	$ (3,626)
Other comprehensive income for the twelve months ending December 31, 2012	12,897	209	13,106
Tax effect on other comprehensive income	(4,786)	—	(4,786)
Balance at December 31, 2012	4,691	3	4,694
Other comprehensive income for the twelve months ending December 31, 2013	6,564	(3)	6,561
Tax effect on other comprehensive income	(1,718)	—	(1,718)
Balance at December 31, 2013	$ 9,537	$ —	$ 9,537

(12) Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date and sets out a fair value hierarchy. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. The three levels of the fair value hierarchy are described below:

Level 1: Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. The types of investments included in Level 1 include listed equities and listed derivatives.

Level 2: Inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly, and fair value is determined through the use of models or other valuation methodologies. Investments that are generally included in this category include corporate bonds and loans, less liquid and restricted equity securities and certain over-the-counter derivatives. A significant adjustment to a Level 2 input could result in the Level 2 measurement becoming a Level 3 measurement.

Level 3: Inputs are unobservable for the asset or liability and include situations where there is little, if any, market activity for the asset or liability. The inputs into the determination of fair value are based upon the circumstances and the best information available at the time and may require significant management judgment or estimation. Investments that are included in this category generally include equity and debt positions in private companies.

Financial investments classified as trading and available-for-sale consist of highly liquid U.S. Treasury securities. These securities are valued by obtaining feeds from a number of live data sources, including active market makers and inter-dealer brokers and therefore categorized as Level 1.

The following table presents the Company's fair value hierarchy for those assets measured at fair value on a recurring basis as of December 31, 2013 and 2012 (in thousands):

	December 31, 2013			
	Total	**Level 1**	**Level 2**	**Level 3**
Assets:				
Trading financial investments:				
U.S. Treasury securities	$ 7,004	$ 7,004	$ —	$ —
Available-for-sale financial investments:				
U.S. Treasury securities	18,198	18,198	—	—
Total assets	$ 25,202	$ 25,202	$ —	$ —

	December 31, 2012			
	Total	Level 1	Level 2	Level 3
Assets:				
Trading financial investments:				
U.S. Treasury securities	$ 7,497	$ 7,497	$ —	$ —
Available-for-sale financial investments:				
U.S. Treasury securities	22,295	22,295	—	—
Total assets	$ 29,792	$ 29,792	$ —	$ —

The carrying amount of long-term debt approximates its fair value based on quoted LIBOR at both December 31, 2013 and 2012 and is considered a Level 2 measurement.

The carrying amount of cash and cash equivalents, short-term investments, accounts receivable, notes receivable, accounts payable and Section 31 fees payable approximate fair value due to their liquid or short-term nature and are considered Level 2 measurements.

The carrying amount of the strategic alliance intangible at December 31, 2013 is based on the estimated cash flows from the strategic alliance which is a significant unobservable input, and is considered a Level 3 measurement valued at zero dollars.

The carrying amount of the EuroCCP investment at December 31, 2013 approximates fair value that is based on the estimated cash flows from the EuroCCP entity, a significant unobservable input, and is also considered a Level 3 measurement.

Also, the process to evaluate the impairment of goodwill involves calculations to determine the fair value of each reporting unit on a stand-alone basis. A combination of formulas using current market multiples and cash flow scenarios is used to estimate the fair value of each reporting unit. That fair value is compared to the carrying amount of the reporting unit, including its recorded goodwill. Impairment is considered to have occurred if the fair value of the reporting unit is lower than the carrying amount of the reporting unit. These measurements are classified as Level 3.

(13) Segment Reporting

The Company operates under three reportable segments: U.S. Equities, European Equities and U.S. Options. The Company evaluates segment performance primarily based on operating income (loss). The Company has aggregated all of its corporate costs, as well as other business ventures, within Corporate Items and Eliminations; however, professional and contract services that relate to activities of a specific segment have been allocated to that segment.

- The U.S. Equities segment includes listed cash equities and exchange-traded products transaction services that occur on BZX and BYX. It also includes the listed cash equities and exchange-traded products routed transaction services that occur on Trading. It also includes the listings business where ETFs are listed on BZX.
- The European Equities segment includes the pan-European listed cash equities transaction services, ETFs, exchange-traded commodities and international depository receipts that occur on the RIE,

BTL. It also includes the listed cash equities and exchange-traded products routed transaction services that occur on Chi-X Europe, as well as the listings business where ETFs can be listed on BTL. The Company acquired Chi-X Europe on November 30, 2011. See note 3 for additional information.

- The U.S. Options segment includes the listed equity options transaction services that occur on BZX. This segment began trading listed equity options in February 2010. It also includes the listed equity options routed transaction services that occur on Trading.

Summarized financial data of the Company's reportable segments was as follows (in thousands):

	U.S. Equities	European Equities	U.S. Options	Corporate items and eliminations	Total
2013:					
Revenues	$ 662,798	$ 86,415	$ 92,283	$ —	$ 841,496
Revenues less cost of revenues	123,940	57,578	15,313	—	196,831
Depreciation and amortization	4,359	9,882	928	—	15,169
Operating income (loss)	77,398	17,440	8,469	(1,529)	101,778
Total assets	215,784	297,196	6,845	(62,882)	456,943
Goodwill	—	197,937	—	—	197,937
Intangible assets, net	—	48,778	—	217	48,995
Debt	—	—	—	246,024	246,024
Purchases of property and equipment	3,262	187	148	—	3,597
2012:					
Revenues	$ 723,220	$ 82,829	$ 78,655	$ —	$ 884,704
Revenues less cost of revenues	127,136	35,771	14,046	—	176,953
Depreciation and amortization	4,406	11,478	1,157	—	17,041
Operating income (loss)	83,076	(25,174)	7,705	(6,291)	59,316
Total assets	170,579	292,936	9,002	(2,947)	469,570
Goodwill	—	194,294	—	—	194,294
Intangible assets, net	—	57,379	—	217	57,596
Contingent consideration liability	—	3,780	—	—	3,780
Debt	—	—	—	287,619	287,619
Purchases of property and equipment	4,518	310	1,651	421	6,900
2011:					
Revenues	$ 840,801	$ 28,389	$ 57,439	$ —	$ 926,629
Revenues less cost of revenues	115,352	10,656	1,976	—	127,984
Depreciation and amortization	4,729	2,792	872	—	8,393
Operating income (loss)	69,720	(24,448)	(4,409)	(2,578)	38,285
Total assets	267,800	325,524	4,861	(3,282)	594,903
Goodwill	—	185,549	—	—	185,549
Intangible assets, net	—	61,336	—	—	61,336
Contingent consideration liability	—	52,600	—	—	52,600
Purchases of property and equipment	2,438	6,441	674	—	9,553

Geographic Data

The following table presents revenues and long-lived assets, net by geographic area for 2013, 2012 and 2011 (in thousands). Revenues are classified based upon the location of the trading venue. Long-lived assets information is based on the physical location of the assets.

	Total revenues	Long-lived assets
2013:		
United States	$ 755,081	$ 8,146
United Kingdom	86,415	250,363
Total	$ 841,496	$ 258,509
2012:		
United States	$ 801,876	$ 9,904
United Kingdom	82,828	258,983
Total	$ 884,704	$ 268,887
2011:		
United States	$ 898,240	$ 8,634
United Kingdom	28,389	257,832
Total	$ 926,629	$ 266,466

(14) Employee Benefit Plan

The Company offers a SIMPLE Individual Retirement Account for the benefit of all U.S. employees. The Company matches participating employee contributions of up to three percent of salary. All U.S. employees are eligible to participate. The Company's contribution amounted to $0.5 million for the year ended December 31, 2013 and $0.4 million for the years ended December 31, 2012 and 2011. This expense is included in compensation and benefits in the consolidated statements of income.

BTL operates a stakeholder contribution plan and contributes to employee-selected stakeholder contribution plans. The Company matched participating employee contributions of up to five percent of salary. All employees of BTL were eligible to participate. The Company's contribution amounted to $0.4 million for the years ended December 31, 2013 and 2012 and $0.3 million for the year ended December 31, 2011. This expense is included in compensation and benefits in the consolidated statements of income.

Chi-X Europe operated a defined contribution plan known as the Personal Pension Plan (the Plan). All employees of Chi-X Europe were eligible to participate in 2012 and 2011. The cost of contributions payable by the Company with regards to the Plan for the year are expensed as incurred. For the years ended December 31, 2012 and 2011 the Company contributed $0.3 million and $0.1 million, respectively. This expense is included in compensation and benefits in the consolidated statements of income.

(15) Related Party Transactions

Certain affiliates of stockholders of BATS conduct trading activity through the Company. The extent of such activity is presented in the accompanying consolidated statements of financial condition, income and cash flows.

The Company maintains brokerage accounts with a stockholder. As of December 31, 2013 and 2012, $59.2 million and $67.9 million, respectively, in cash and cash equivalents and financial investments were held in such accounts.

(16) Regulatory Capital

As a broker-dealer registered with the SEC, Trading is subject to the SEC's Uniform Net Capital rule (Rule 15c3-1), which requires the maintenance of minimum net capital, as defined. The SEC's requirement also provides that equity capital may not be withdrawn or a cash dividend paid if certain minimum net capital requirements are not met. Trading computes its net capital requirements under the basic method provided for in Rule 15c3-1, which, as of December 31, 2013 and 2012, requires Trading to maintain net capital equal to the greater of 6.67% of aggregate indebtedness items, as defined, or $0.1 million. At December 31, 2013 and 2012, Trading had net capital of $6.4 million and $6.2 million, respectively, which was $6.1 million and $5.9 million, respectively, in excess of its required net capital of $0.3 million for both years.

As entities regulated by the Financial Conduct Authority (FCA), BTL and Chi-X Europe are both subject to the Capital Resources Requirement (CRR). As a RIE, BTL computes its CRR in accordance with its Financial Risk Assessment, as agreed by the FCA. This CRR was $16.6 million at December 31, 2013. In prior years BTL was a Banks, Investment firms, PRUdential (BIPRU) 730k firm as defined by the Markets in Financial Instruments Directive of the FCA. At December 31, 2012 BTL computed its CRR as the greater of the base requirement of $9.4 million or the summation of the credit risk, market risk and fixed overheads requirements, as defined. At December 31, 2013 and 2012, BTL had capital in excess of its required CRR of $12.9 million and $7.3 million, respectively.

As a Banks, Investment firms, PRUdential (BIPRU) 50k firm as defined by the Markets in Financial Instruments Directive of the FCA, Chi-X Europe computes its CRR as the greater of the base requirement of $0.1 million at December 31, 2013 and $0.6 million at December 31, 2012, or the summation of the credit risk, market risk and fixed overheads requirements, as defined. At December 31, 2013, Chi-X Europe had capital in excess of its required CRR of $1.4 million. At December 31, 2012, Chi-X Europe had capital in excess of its required CRR of $2.7 million.

(17) Stock-Based Compensation

The Company utilizes equity award programs for offering long-term incentives to its employees. The equity incentives have been granted in the form of nonstatutory stock options and restricted stock. In conjunction with these programs, the Company recognized stock-based compensation expense of $2.2 million, $5.6 million and $5.3 million for the years ended December 31, 2013, 2012 and 2011, respectively. This expense is included in compensation and benefits in the consolidated statements of income.

Stock Options

The Company has two stock option plans pursuant to which stock options have been granted: the Amended and Restated BATS Global Markets, Inc. 2008 Stock Option Plan (2008 Plan) and the BATS Global Markets, Inc. 2009 Stock Option Plan (2009 Plan). Options granted under these plans generally vest over four years. Options granted under the 2008 Plan have a five-year contractual term, while options granted under the 2009 Plan have a ten-year contractual term. Pursuant to the 2009 Stock Option Plan and the 2008 Stock Option Plan, the Company authorized grants of options to its full-time employees to purchase up to 2,195,417 shares of the Company's stock. Such shares must be previously unissued or reacquired shares.

In connection with the Company's failed attempt of an initial public offering (IPO) during 2012, the Company's registration statement on Form S-1 was declared effective by the SEC. As a result of the registration statement being declared effective and pursuant to the 2008 Plan and 2009 Plan, all remaining outstanding unvested stock options would become fully vested one year after the effectiveness of the Company's registration statement. The Company recorded $0.4 million and $1.5 million in stock-based compensation expense for the years ended December 31, 2013, and December 31, 2012, respectively, as a result of the vesting acceleration of outstanding unvested stock options.

During 2012, the Company modified the exercise prices of outstanding stock options as a result of the extraordinary dividends paid during 2012 pursuant to the anti-dilutive provisions of the 2008 Plan and 2009 Plan. The exercise prices were decreased by $3.31 and $9.96 for the dividends paid in August 2012 and December 2012, respectively.

Summary stock option activity is presented below:

	Number of shares	Weighted average exercise price	Weighted average remaining contractual term (years)	Aggregate intrinsic value
Outstanding, December 31, 2010	2,005,750	$ 26.53	3.2	$ 30,093,033
Exercised	(343,000)	16.63		10,864,163
Forfeited	(58,250)	38.71		
Outstanding, December 31, 2011	1,604,500	28.20	3.1	37,030,383
Exercised	(1,030,655)	20.59		17,949,059
Forfeited	(37,220)	44.40		
Outstanding, December 31, 2012	536,625	$ 27.62	6.7	$ 1,652,529
Exercised	(39,750)	28.51		517,628
Forfeited	(7,500)	31.93		
Outstanding, December 31, 2013	489,375	$ 28.30	5.8	$ 2,825,771
Exercisable at December 31, 2013	489,375	$ 28.30	5.8	$ 2,825,771

Summary of the status of nonvested options is presented below:

Nonvested shares	Shares	Weighted average grant-date fair value
December 31, 2010 – Nonvested	998,500	$ 18.03
Vested	(446,188)	14.01
Forfeited	(58,250)	38.71
December 31, 2011 – Nonvested	494,062	21.16
Vested	(236,030)	18.28
Forfeited	(37,220)	40.23
December 31, 2012 – Nonvested	220,812	24.25
Vested	(213,312)	23.29
Forfeited	(7,500)	25.65
December 31, 2013 – Nonvested	—	$ —

Cash proceeds received from 20,850 and 82,250 options exercised for the years ended December 31, 2012 and 2011, respectively, was $0.4 million and $1.2 million, respectively. During 2013, 2012 and 2011, the Company purchased 30,228, 756,779 and 166,824 treasury shares for $1.0 million, $28.8 million and $8.1 million, respectively, as the result of 39,750, 1,009,805 and 260,750 options exercised, respectively, upon cashless exercise to satisfy the exercise price and employee income tax withholdings upon exercise. Excess tax benefits from stock option exercises recognized during the years ended December 31, 2013, 2012 and 2011 was $0.1 million, $3.3 million and $3.3 million, respectively.

Restricted Stock

In 2012, the Company established the Amended and Restated BATS Global Markets, Inc. 2012 Equity Incentive Plan (2012 Plan) under which the Company grants restricted stock to certain employees and directors. Restricted stock granted under the plan has a ten-year contractual term. Pursuant to the 2012 Plan, the Company is authorized to grant restricted stock up to 525,000 shares.

Summary restricted stock activity is presented below:

	Number of shares	Weighted average grant date fair value
Nonvested stock at December 31, 2011	—	$ —
Granted	90,829	37.53
Vested	—	—
Nonvested stock at December 31, 2012	90,829	37.53
Granted	88,606	33.94
Vested	(25,061)	37.58
Nonvested stock at December 31, 2013	154,374	$ 35.46

The total unrecognized compensation expense related to nonvested restricted stock is approximately $5.2 million, which will be recognized over a weighted average remaining period of 3.4 years.

During 2013, the Company purchased 6,689 treasury shares for $0.2 million as the result of 25,061 shares of restricted stock vesting to satisfy the employee income tax withholdings upon exercise.

During 2013, the Company also paid $0.4 million for dividends previously declared upon vesting of restricted stock.

Share Repurchase Program

During 2012, the Company approved a Share Repurchase Program (the SRP). The SRP was effective for a one-year period ending on December 31, 2013. During 2013, the Company repurchased 36,536 shares into treasury for $1.2 million.

(18) Income Taxes

Net deferred tax assets consist of the following components as of December 31, 2013 and 2012 (in thousands):

	2013	2012
Deferred tax assets:		
Stock-based compensation	$ 5,370	$ 4,904
Goodwill and other intangibles	5,391	8,136
Bad debts	137	159
Other assets	1,034	680
Property and equipment	3,895	2,745
Intangible start-up costs	235	457
Unrecognized tax benefits	2,353	3,178
Net operating losses and credit carryforwards	5,570	13,494
Transaction costs	462	—
Gross deferred tax assets	24,447	33,753
Less deferred tax asset valuation allowance	(16)	(16,941)
Total deferred tax assets	24,431	16,812
Deferred tax liabilities:		
Prepaid expenses	915	713
Foreign branch losses	9,672	—
Foreign currency translation gain	4,863	3,166
Total deferred tax liabilities	15,450	3,879
Net deferred tax assets	$ 8,981	$ 12,933

The deferred tax asset associated with net operating losses is $5.6 million. The net operating losses have no expiration.

The provision for income taxes for the years ended December 31, 2013, 2012 and 2011 consists of the following (in thousands):

	2013	2012	2011
Current tax expense:			
Federal	$ 23,540	$ 18,807	$ 18,849
State	2,540	13,475	909
Total current tax expense	26,080	32,282	19,758
Deferred income tax benefit:			
Federal, state and foreign	2,745	(5,749)	(4,963)
Total deferred income tax expense (benefit)	2,745	(5,749)	(4,963)
Income tax provision	$ 28,825	$ 26,533	$ 14,795

For the years ended December 31, 2013, 2012 and 2011, income from continuing operations before taxes consists of the following:

	2013	2012	2011
U.S. Operations	$ 58,461	$ 83,620	$ 55,566
Foreign operations	17,202	(25,513)	(17,223)
	$ 75,663	$ 58,107	$ 38,343

Income tax expense attributable to income from continuing operations consists of:

	Current	Deferred	Total
Year ended December 31, 2013:			
U.S. federal	$ 23,540	$ 12,051	$ 35,591
State and local	2,540	366	2,906
Foreign jurisdictions	—	(9,672)	(9,672)
	$ 26,080	$ 2,745	$ 28,825
Year ended December 31, 2012:			
U.S. federal	$ 18,807	$ (5,308)	$ 13,499
State and local	13,475	(441)	13,034
Foreign jurisdictions	—	—	0
	$ 32,282	$ (5,749)	$ 26,533
Year ended December 31, 2011:			
U.S. federal	$ 18,849	$ (5,462)	$ 13,387
State and local	909	499	1,408
Foreign jurisdictions	—	—	—
	$ 19,758	$ (4,963)	$ 14,795

In 2013, $0.1 million and in 2012 and 2011, $3.3 million of income tax benefits primarily related to stock-based compensation was recorded as additional paid-in-capital in the Consolidated Statements of Financial Condition. Also in 2013, 2012 and 2011, $1.7 million, $4.8 million, and ($0.8 million), respectively of income tax expense (benefit) was recorded as other comprehensive income in the Consolidated Statements of Financial Condition.

The Company has elected to treat BTL and Chi-X Europe as flow-through entities for U.S. federal income tax purposes. As a result, the activities for BTL and Chi-X Europe are treated as branches of the Company, and taxable income or loss reported by BTL and Chi-X Europe are included in the U.S. federal income tax return of the Company. The Company assessed the realizability of its U.K. deferred tax assets and released its valuation allowance in 2013. The Company recorded a corresponding U.S. deferred tax liability for the U.K. deferred tax assets. It is not anticipated that the U.K. tax liability will be offset by U.S. foreign tax credits due to the Company's overall foreign loss position. Pursuant to U.K. tax law, net operating losses do not expire as long as the trade or business that generated the losses remains in existence.

The income tax provision differs from the amount of income tax determined by applying the U.S. federal income tax rate to income before income tax provision for the years ended December 31, 2013, 2012 and 2011 due to the following (in thousands):

	2013		2012		2011	
Computed "expected" tax provision	$ 26,482	35.0%	$ 20,337	35.0%	$ 13,420	35.0%
Increase (decrease) in income tax resulting from:						
Nondeductible expenses	1,475	1.9	(962)	(1.7)	903	2.4
Section 199 benefit	(1,543)	(2.0)	(1,439)	(2.5)	(1,315)	(3.4)
State income taxes	4,359	5.8	9,089	15.7	1,130	2.9
Release of uncertain tax positions	(3,746)	(5.0)	—	—	—	—
Other	1,798	2.4	(492)	(0.8)	657	1.7
Income tax provision	$ 28,825	38.1%	$ 26,533	45.7%	$ 14,795	38.6%

Nondeductible expenses in 2012 include a deduction of $1.0 million for previously capitalized stock issuance costs which became deductible upon the abandonment of the Company's IPO.

The effective tax rate for 2013 was 38.1% compared to 45.7% in 2012 and 38.6% in 2011. The effective tax rate increased from 2011 to 2012 primarily due to increases in unrecognized tax benefits related to state tax filing positions. The effective tax rate decreased from 2012 to 2013 due to the current year recognition of previously unrecognized state tax benefits.

The Company provides a valuation allowance against net deferred tax assets if, based on management's assessment of historical and projected future operating results and other available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. Management believes it is more likely than not that the deferred tax assets will be realized based upon expectations of future taxable income.

In the current year, the Company released its valuation allowance associated with its U.K. net deferred tax assets. A reconciliation of the U.K. valuation allowance for the years ended December 31, 2013, 2012 and 2011 is as follows (in thousands):

	Balance beginning of period	Valuation allowance acquired	(Credited) charged to income	Changes to accumulated other comprehensive (loss) income	Releases	Balance end of period
December 31, 2013	$ 16,941	$ —	$ (6,974)	$ (486)	$ (9,481)	$ —
December 31, 2012	16,492	—	(496)	945	—	16,941
December 31, 2011	7,725	6,093	2,777	(103)	—	16,492

The valuation allowance reflects U.K. corporate income tax rate changes enacted in 2013 reducing the rate from 24% to 23% from April 1, 2013 to March 31, 2014 and to 21% beginning April 1, 2014. The effect is credited to income for the year ended December 31, 2013.

A reconciliation of the unrecognized tax benefits for the years ended December 31, 2013, 2012 and 2011 is as follows (in thousands):

	Year ended December 31		
	2013	2012	2011
Balance at beginning of year	$ 9,079	$ 1,918	$ 202
Additions for current year tax positions	1,862	3,000	678
Additions for prior year tax positions	41	5,157	1,038
Reductions for prior year tax positions	(4,593)	(996)	—
Reductions related to expirations of statute of limitations	(305)	—	—
Settlements	—	—	—
Balance at end of year	$ 6,084	$ 9,079	$ 1,918

It is reasonably possible that the total amount of unrecognized tax benefits may decrease by approximately $0.3 million within the next twelve months due to expiring statutes of limitation.

At December 31, 2013 and 2012, the Company had $4.0 million and $5.6 million, respectively, of unrecognized tax benefits, net of federal benefit that, if recognized, would affect the effective tax rate. The Company had accrued interest and penalties of $0.6 million and $1.4 million related to uncertain tax positions at December 31, 2013 and 2012. Total interest and penalties decreased by $0.8 million during 2013 and increased by $1.2 million in 2012.

The Company files a U.S. federal income tax return and tax returns in various jurisdictions, including a U.K. income tax return for its U.K. operations. The Company's open tax years are 2010 through 2013.

On September 13, 2013, Treasury and the Internal Revenue Service issued final regulations regarding the deduction and capitalization of expenditures related to tangible property. The final regulations under Internal Revenue Code Sections 162, 167 and 263(a) apply to amounts paid to acquire, produce, or improve tangible property as well as dispositions of such property and are generally effective for tax years beginning on or after January 1, 2014. We have evaluated these regulations and determined they will not have a material impact on our consolidated results of operations, cash flows or financial position.

(19) Earnings Per Share

The following table sets forth the computation of basic and diluted earnings per share (in thousands, except per share data):

	2013	2012	2011
Numerator:			
Net income	$ 46,838	$ 31,574	$ 23,548
Denominator:			
Weighted average common shares outstanding for basic earnings per share	22,642	22,509	18,230
Weighted average effect of dilutive securities:			
Stock options and restricted stock	97	237	515
Denominator for diluted earnings per share	22,739	22,746	18,745
Basic and diluted earnings per share:			
Basic earnings per share	$ 2.07	$ 1.40	$ 1.29
Diluted earnings per share	$ 2.06	$ 1.39	$ 1.26

Stock options and restricted stock to purchase 46,188, 102,862 and 150,162 shares at December 31, 2013, 2012 and 2011, respectively, were outstanding but were not included in the computation of diluted earnings per share as they were anti-dilutive under the treasury stock method.

(20) Commitments, Contingencies and Guarantees

Operating Leases

During 2008, the Company entered into four noncancelable operating lease agreements: office space for its corporate headquarters for 5 years with two 5 year renewal options, as amended in 2009; office space for its BTL headquarters for 10 years with a break-up clause after 5 years; office space for its New York office for 5 years; and a U.S. disaster recovery space for 5 years. In connection with these leases, the Company received reimbursement for leasehold improvements of $1.1 million. This reimbursement is a lease incentive which has been recognized as a liability and is being amortized on a straight-line basis over the respective lease terms as a reduction in occupancy expense. The leasehold improvements are included in property and equipment, net and are being amortized over the shorter of the estimated useful life of the improvements and the respective lease terms. In June 2012, BTL exercised the break-up clause with its lease and moved its corporate office to the Chi-X Europe facilities.

In November 2012, the Company entered into a lease agreement with a data center provider for the primary data center in Slough, U.K. This lease is for 41 months. In December 2011, the Company also entered into new lease agreements with the data center provider for the primary data center in Weehawken, New Jersey and the back-up data center site in Chicago, Illinois. These leases are for 30 months and 34 months respectively.

In October 2012 and amended in November 2013, the Company entered into a 10 year lease agreement for office space in New York, with the one-time option to cancel the lease after 5 years.

In November 2013, the Company extended its lease at the U.S. disaster recovery space for an additional 5 years.

In December 2013, the Company entered into new five-year lease agreements with a new data center provider in Secaucus, New Jersey.

Future annual minimum lease commitments under these operating leases as of December 31, 2013, are as follows (in thousands):

2014	$	3,115
2015		2,231
2016		2,120
2017		2,122
2018		1,930
Thereafter		4,373
Total	$	15,891

Rent expense was $1.8 million, $2.3 million and $1.5 million, for the years ended December 31, 2013, 2012 and 2011, respectively, which is recorded in occupancy expense in the accompanying consolidated statements of income.

Legal Proceedings

From time to time the Company is involved in various legal proceedings arising in the ordinary course of business. The Company does not believe that the outcome of any of the reviews, inspections or other legal proceedings will have a material impact on the consolidated financial condition, results of operations or cash flows; however, litigation is subject to many uncertainties, and the outcome of individual litigated matters is not predictable with assurance.

In complaints filed on July 22, 2009, May 11, 2010 and August 17, 2010 in the U.S. District Court for the Eastern District of Texas, Realtime Data, LLC d/b/a/ IXO (Realtime) claimed that the Company, along with certain other financial instrument exchanges, investment and commercial banking companies and financial data providers, infringed six Realtime patents by using, selling or offering for sale financial data compression products or services. The complaint sought declaratory and injunctive relief or, in the alternative, a compulsory ongoing licensing fee, as well as unspecified damages for past and future infringement, attorneys' fees, costs and expenses. The allegations relate to data products for which the Company does not directly charge any fees. Specifically, it is alleged that the Company violated several of Realtime's patents through its use of the FAST protocol as it relates to BATS FAST PITCH, OPRA instrumentalities, and SIAC instrumentalities. On September 21, 2011, the case was transferred to the U.S. District Court for the Southern District of New York. The Court issued a final order dismissing the case on November 9, 2012. Realtime's appeal of the Court's decision to dismiss the case has been fully briefed and oral arguments were held on December 4, 2013. On January 27, 2014, the U.S. Court of Appeals for the Federal Circuit affirmed the entirety of the decision issued by the Court. Outside counsel has indicated that the likelihood that this case will be accepted for any further review is extremely low. The

Company believes these allegations are without merit and intends to vigorously defend this litigation. At this time, the Company believes an unfavorable outcome is not probable and is unable to estimate a range of loss, if any, as the damages sought in the allegations have not been quantified or substantiated. The Company does not believe losses, if any, would have a material effect on its results of operations or financial position taken as a whole.

In a complaint filed on June 14, 2013 in the U.S. District Court for the District of Delaware, Relay IP, Inc. (Relay IP) claimed that the Company infringed a Relay IP patent through the Company's distribution of data using a multicast routing method known as the Protocol Independent Multicast-Sparse Mode standard, also known as the PIM-SM standard. Relay IP has also filed similar complaints against certain other financial instrument exchanges, financial data providers, telecommunications companies, and hardware manufacturers. Cisco Systems, Inc. (Cisco), a named defendant in a similar complaint and a manufacturer of hardware on which the PIM-SM standard is implemented, has filed a motion to intervene and stay in which Cisco requests that the court stay litigation between its customers (which includes the Company) and Relay IP in favor of an action between Cisco and Relay IP. Relay IP has opposed this motion. Outside counsel believes that there is a possibility that the motion will be granted, but is not able to predict the court's decision at this time. Relay IP's complaint against the Company seeks declaratory judgment, unspecified damages, including enhanced damages, costs, and pre- and post-judgment interest, and any other relief deemed just and proper. Specifically, it is alleged that the Company violated a patent owned by Relay IP through its use of the PIM-SM standard as it relates to the distribution of Multicast PITCH and BATS Multicast Latency Feed. The Company began charging fees for Multicast PITCH on July 1, 2013, and does not directly charge any fees for BATS Multicast Latency Feed. While it is too early in the litigation to estimate any range of possible losses or predict the outcome of the case, the Company believes that it has not infringed any valid patent and intends to vigorously defend this litigation.

In a complaint filed on January 23, 2014 in the U.S. District Court for the District of Kansas, Leveraged Innovations LLC (LI) claimed that the Company infringed several LI patents by allowing the exchange of shares of leveraged exchange traded funds (Leveraged ETFs) through both BZX and BYX. LI claims to own several patents directed to computerized methods for creating and exchanging Leveraged ETFs. LI's complaint against the Company seeks declaratory judgment, damages (including royalties and prejudgment interest), attorneys' fees and costs, injunctive relief, and any other relief provided under the law or deemed just and proper by the court. While it is too early in the litigation to estimate any range of possible losses or predict the outcome of the case, the Company believes that it has not infringed any valid patent and intends to vigorously defend this litigation.

As a self-regulatory organization under the jurisdiction of the SEC, the Company is subject to routine reviews and inspections by the SEC, and Trading is subject to reviews and inspections by the Financial Industry Regulatory Authority (FINRA).

In February 2012, the Company received a written request from the SEC's Division of Enforcement seeking documents and information related to the development, modification and use of order types, and the Company's communications with certain market participants (including certain exchange members affiliated with certain of the Company's stockholders and directors) regarding the development, modification and use of order types; the Company's information technology systems; and trading strategies. The Company received a supplemental information request in August 2012 requesting additional information regarding the Company's corporate history, relationships with shareholders and members, and additional questions regarding the development of order types. The Company is cooperating with the staff and all requested information has been provided to date.

In addition, on March 23, 2012, an internal systems problem caused a matching engine failure on the BZX Exchange that ultimately resulted in the need for BATS Global Markets to cancel its IPO. On March 28, 2012, the Company's management met with SEC Commissioners and staff in Washington, DC to discuss the matter. Subsequent to that meeting, the Company was informed by the SEC's Division of Enforcement that it was opening an investigation into the matter. As part of its investigation, the Company received a written information request from the SEC's Division of Enforcement seeking documents related to the IPO, which documents have been produced. The Company is cooperating with the staff. In addition, the Boards of Directors of BATS Global Markets, BZX and BYX have concluded an external review of the events leading up to the failed IPO. The Company and the professionals retained by the Company to conduct the review presented the results of that review to SEC staff in November 2012. The SEC subsequently scheduled testimony with four Company executives for February 2013. The Company continues to cooperate with the SEC on this matter. The Company will defend itself vigorously should the SEC staff recommend that an enforcement action be instituted, or should the SEC determine to institute such action.

On April 10, 2012, members of the Company's management met with representatives from the SEC's Division of Enforcement in Washington, DC to discuss the Company's trading systems and the manner in which orders are processed and executed on our markets. The meeting was a result of an open SEC Enforcement investigation related to high frequency trading. The Company is cooperating with and has provided various information to the staff in connection with this investigation.

If the Company is found to be out of compliance with obligations under the federal securities laws, the Company could be subject to judicial or administrative proceedings that may result in substantial penalties. Any such liability or penalties could have a material adverse effect on the Company's business. At this time, the Company believes it is too early to determine the probability of assertion of a claim or the probability of an unfavorable outcome if any claim is asserted in connection with the investigations described above and the Company is unable to estimate a range of loss, if any.

Guarantees

The Company uses Wedbush Securities and Morgan Stanley to clear its routed cash equities transactions. Wedbush Securities and Morgan Stanley guarantee the trade until one day after the trade date, after which time the National Securities Clearing Corporation (NSCC) provides a guarantee. In the case of a failure to perform on the part on one of its clearing firms, Wedbush Securities or Morgan Stanley, the Company provides the guarantee to the counterparty to the trade. The Options Clearing Corporation (OCC) acts as a central counterparty on all transactions in listed equity options, and as such, guarantees clearance and settlement of all of the Company's options transactions. The Company believes that any potential requirement for the Company to make payments under these guarantees is remote and accordingly, has not recorded any liability in the consolidated financial statements for these guarantees.

(21) Quarterly Data (Unaudited) (in Thousands, except per share data)

	First quarter	Second quarter	Third quarter	Fourth quarter	Year ended December 31, 2013
Total revenue	$ 218,941	$ 230,468	$ 195,036	$ 197,051	$ 841,496
Operating expenses	22,196	21,774	25,027	26,056	95,053
Operating income	27,709	28,139	25,705	20,225	101,778
Net income	$ 15,995	$ 12,251	$ 9,928	$ 8,664	$ 46,838
Basic and diluted earnings per share:					
Basic earnings per share	$ 0.71	$ 0.54	$ 0.44	$ 0.38	$ 2.07
Diluted earnings per share	$ 0.70	$ 0.54	$ 0.44	$ 0.38	$ 2.06

	First quarter	Second quarter	Third quarter	Fourth quarter	Year ended December 31, 2012
Total revenue	$ 214,393	$ 230,735	$ 217,036	$ 222,540	$ 884,704
Operating expenses	32,753	27,665	24,962	32,257	117,637
Operating income	10,924	15,478	18,927	13,987	59,316
Net income	$ 7,506	$ 10,173	$ 11,528	$ 2,367	$ 31,574
Basic and diluted earnings per share:					
Basic earnings per share	$ 0.34	$ 0.45	$ 0.51	$ 0.10	$ 1.40
Diluted earnings per share	$ 0.33	$ 0.45	$ 0.51	$ 0.10	$ 1.39

	First quarter	Second quarter	Third quarter	Fourth quarter	Year ended December 31, 2011
Total revenue	$ 209,224	$ 200,836	$ 281,951	$ 234,618	$ 926,629
Operating expenses	19,668	19,719	18,539	31,773	89,699
Operating income	4,757	5,637	19,952	7,939	38,285
Net income	$ 2,681	$ 2,850	$ 12,005	$ 6,012	$ 23,548
Basic and diluted earnings per share:					
Basic earnings per share	$ 0.15	$ 0.16	$ 0.67	$ 0.31	$ 1.29
Diluted earnings per share	$ 0.15	$ 0.15	$ 0.65	$ 0.30	$ 1.26

(22) Subsequent Events

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2013 through February 25, 2014 the date the consolidated financial statements were issued.

On January 31, 2014, the Company completed the acquisition of 100% of the outstanding common stock of Direct Edge Holding LLC in exchange for 9.8 million shares of common stock of the Company.

Upon consummation of the acquisition of Direct Edge Holding LLC, the Company also entered into (i) a term loan agreement in the amount of $470 million and (ii) revolving loans not to exceed $100 million. The proceeds received from the term loan were used by the Company to finance the acquisition, repay the debt outstanding at December 31, 2013, pay an extraordinary dividend to shareholders, and other corporate purposes. The term of the loan is six years ending on January 31, 2020 with variable interest rate based on 1-month LIBOR (with floor of 100 basis points) plus a spread of 425 basis points (400 if leverage ratio falls below 2.25). The original issue discount was $1.2 million, or approximately 0.25%. The revolving loans have an interest rate of 0.5% and a three-year term, ending on January 31, 2017. Principal payments on outstanding balances are made on a quarterly basis. In connection with payment of the debt outstanding at December 31, 2013, the associated original issuance discount and debt issuance costs were extinguished resulting in a loss of $13.8 million.

There have been no other subsequent events that have occurred during such period that would require disclosure in the consolidated financial statements or would be required to be recognized in the consolidated financial statements as of and for the year ended December 31, 2013.



KPMG LLP
Suite 1000
1000 Walnut Street
Kansas City, MO 64106-2162

Independent Auditors' Report on Supplementary Information

The Board of Directors
BATS Global Markets, Inc.:

We have audited the consolidated financial statements of BATS Global Markets, Inc. and its subsidiaries (the Company) as of and for the year ended December 31, 2013, and have issued our report thereon dated February 25, 2014 which contained an unmodified opinion on those consolidated financial statements. Our audit was performed for the purpose of forming an opinion on the consolidated financial statements as a whole. The consolidating financial statements are presented for the purposes of additional analysis and are not a required part of the consolidated financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the consolidated financial statements. The information has been subjected to the auditing procedures applied in the audit of the consolidated financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the consolidated financial statements or to the consolidated financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the consolidated financial statements as a whole.

KPMG LLP

February 25, 2014

BATS GLOBAL MARKETS, INC. AND SUBSIDIARIES

Consolidating Statement of Financial Condition

(in thousands)

December 31, 2013

Assets	BATS Global Markets, Inc.	BATS Trading, Inc.	BATS Y-Exchange, Inc.	BATS Exchange, Inc.	BATS FX Inc.	BATS Trading Limited	Chi-X Europe Limited	Omicron Holdings	Omicron Acquisition Corporation	Reclassifications/ eliminations	Consolidated
Current assets:											
Cash and cash equivalents	$ 6,435	$ 3,351	$ 4,345	$ 35,815	$ —	$ 26,786	$ 1,384	$ —	$ —	$ 9,101	$ 87,217
Financial investments					—						
Trading investments, at fair value	—	7,004	—	—	—	—	—	—	—	—	7,004
Available-for-sale investments, at fair value	—	—	5,200	22,099	—	—	—	—	—	(9,101)	18,198
Accounts receivable, net	732	—	6,858	39,776	—	6,488	—	—	—	—	53,854
Income taxes receivable	—	854	—	5,888	—	—	—	—	11,418	(17,490)	670
Other receivables	520	22	—	867	—	273	—	—	—	—	1,682
Due from affiliates	—	3,724	12,057	59,922	417	—	71	—	986	(77,177)	—
Deferred income taxes, net	—	—	—	—	—	—	—	—	—	—	—
Prepaid expenses	323	6	185	1,531	—	1,206	—	—	—	354	3,605
Total current assets	8,010	14,961	28,645	165,898	417	34,753	1,455	—	12,404	(94,313)	172,230
Property and equipment, net	—	—	1,946	5,983	—	3,648	—	—	—	—	11,577
Goodwill	—	—	—	—	—	—	197,937	—	—	—	197,937
Intangible assets, net	217	—	—	—	—	—	48,778	—	—	—	48,995
Debt issuance costs, net	5,000	—	—	—	—	—	—	—	—	(354)	4,646
Deferred income taxes, net	343	2,419	(37)	4,638	—	—	—	—	1,879	—	9,242
Other assets	63	15	—	1,609	—	292	—	—	—	—	1,979
Investment in EuroCCP	—	—	—	—	—	10,337	—	—	—	—	10,337
Investment in BATS Trading, Inc.	7,075	—	—	—	—	—	—	—	—	(7,075)	—
Investment in BATS Y-Exchange, Inc.	17,131	—	—	—	—	—	—	—	—	(17,131)	—
Investment in BATS Exchange, Inc.	122,736	—	—	—	—	—	—	—	—	(122,736)	—
Investment in BATS Trading Limited	—	—	—	—	—	—	—	—	292,450	(292,450)	—
Investment in BATS FX, Inc.	(266)	—	—	—	—	—	—	—	—	266	—
Investment in Chi-X Europe, Ltd.	—	—	—	—	—	248,166	—	—	—	(248,166)	—
Investment in Omicron Holdings	306,490	—	—	—	—	—	—	—	—	(306,490)	—
Investment in Omicron Acquisition Corp	—	—	—	—	—	—	—	306,490	—	(306,490)	—
Total assets	$ 466,799	$ 17,395	$ 30,554	$ 178,128	$ 417	$ 297,196	$ 248,170	$ 306,490	$ 306,733	$ (1,394,939)	$ 456,943
Liabilities and Stockholders' Equity											
Current liabilities:											
Accounts payable and accrued expenses	$ 15,055	$ 3,586	$ 3,029	$ 17,430	$ 144	$ 3,286	$ 4	$ —	$ —	$ (17,490)	$ 25,044
Due to affiliates	65,374	6,732	3,540	—	539	992	—	—	—	(77,177)	—
Section 31 fees payable	—	—	6,834	29,934	—	—	—	—	—	—	36,768
Current portion of long-term debt	45,000	—	—	—	—	—	—	—	—	(27,578)	17,422
Contingent consideration liability	—	—	—	—	—	—	—	—	—	—	—
Deferred income taxes	(342)	2	20	338	—	—	—	—	243	—	261
Total current liabilities	125,087	10,320	13,423	47,702	683	4,278	4	—	243	(122,245)	79,495
Long-term debt, less current portion	201,024	—	—	—	—	—	—	—	—	27,578	228,602
Unrecognized tax benefits	—	—	—	6,732	—	—	—	—	—	—	6,732
Other liabilities	672	—	—	958	—	468	—	—	—	—	2,098
Stockholders' equity:											
Common stock	239	—	—	—	—	—	55,450	—	—	(55,450)	239
Common stock in treasury	(42,651)	—	—	—	—	—	—	—	—	—	(42,651)
Additional paid-in capital	128,604	9,501	7,297	74,343	71	327,087	215,882	303,096	303,130	(1,240,406)	128,604
Retained (deficit) earnings	44,287	(2,426)	9,834	48,392	(337)	(49,918)	(38,850)	(7,839)	(7,874)	49,018	44,287
Accumulated other comprehensive income, net	9,537	—	—	1	—	15,281	15,684	11,234	11,234	(53,434)	9,537
Total stockholders' equity	140,016	7,075	17,131	122,736	(266)	292,450	248,166	306,490	306,490	(1,300,272)	140,016
Total liabilities and stockholders' equity	$ 466,799	$ 17,395	$ 30,554	$ 178,128	$ 417	$ 297,196	$ 248,170	$ 306,490	$ 306,733	$ (1,394,939)	$ 456,943

See accompanying independent auditors' report.

BATS GLOBAL MARKETS, INC. AND SUBSIDIARIES

Consolidating Statement of Financial Condition

(in thousands)

December 31, 2012

Assets	BATS Global Markets, Inc.	BATS Trading, Inc.	BATS Y-Exchange, Inc.	BATS Exchange, Inc.	BATS FX Inc.	BATS Trading Limited	Chi-X Europe Limited	Omicron Holdings	Omicron Acquisition Corporation	Reclassifications/ eliminations	Consolidated
Current assets:											
Cash and cash equivalents	$ 336	$ 3,505	$ 11,788	$ 37,950	$ 467	$ 20,699	$ 3,799	$ —	$ 3,970	$ —	$ 82,514
Financial investments											
Trading investments, at fair value	—	7,497	—	—	—	—	—	—	—	—	7,497
Available-for-sale investments, at fair value	—	—	3,099	19,196	—	—	—	—	—	—	22,295
Accounts receivable, net	—	—	10,266	45,957	—	4,524	1	—	—	—	60,748
Income taxes receivable	—	867	—	—	136	—	—	—	14,979	(15,328)	654
Other receivables	—	33	5	1,117	—	649	—	—	—	—	1,804
Due from affiliates	—	4,504	2,199	11,451	—	1,683	1,426	—	1,972	(23,235)	—
Deferred income taxes, net	—	181	41	141	—	—	—	—	3,895	(4,258)	—
Prepaid expenses	2,337	6	55	1,886	10	580	—	—	—	—	4,874
Total current assets	2,673	16,593	27,453	117,698	613	28,135	5,226	—	24,816	(42,821)	180,386
Property and equipment, net	—	—	1,971	7,295	421	7,128	182	—	—	—	16,997
Goodwill	—	—	—	—	—	—	194,294	—	—	—	194,294
Intangible assets, net	217	—	—	—	—	—	57,379	—	—	—	57,596
Debt issuance costs, net	4,997	—	—	—	—	—	—	—	—	—	4,997
Deferred income taxes, net	10,685	3,187	69	3,954	197	—	—	—	1,794	(6,547)	13,339
Note receivable	—	—	—	1,000	—	—	—	—	—	—	1,000
Other assets	62	4	—	357	—	538	—	—	—	—	961
Investment in BATS Trading, Inc.	5,453	—	—	—	—	—	—	—	—	(5,453)	—
Investment in BATS Y-Exchange, Inc.	7,837	—	—	—	—	—	—	—	—	(7,837)	—
Investment in BATS Exchange, Inc.	74,868	—	—	—	—	—	—	—	—	(74,868)	—
Investment in BATS Trading Limited	—	—	—	—	—	—	—	—	283,805	(283,805)	—
Investment in BATS FX, Inc.	(253)	—	—	—	—	—	—	—	—	253	—
Investment in Chi-X Europe, Ltd.	—	—	—	—	—	257,135	—	—	—	(257,135)	—
Investment in Omicron Holdings	304,675	—	—	—	—	—	—	—	—	(304,675)	—
Investment in Omicron Intermediate Holdings	—	—	—	—	—	—	—	—	—	—	—
Investment in Omicron Acquisition Corp	—	—	—	—	—	—	—	304,675	—	(304,675)	—
Total assets	$ 411,214	$ 19,784	$ 29,493	$ 130,304	$ 1,231	$ 292,936	$ 257,081	$ 304,675	$ 310,415	$ (1,287,563)	$ 469,570
Liabilities and Stockholders' Equity											
Current liabilities:											
Accounts payable and accrued expenses	$ 16,231	$ 4,584	$ 5,505	$ 10,231	$ 547	$ 4,919	$ (54)	$ —	$ —	$ (15,328)	$ 26,635
Due to affiliates	10,152	—	4,200	4,511	934	3,411	—	—	27	(23,235)	—
Section 31 fees payable	—	—	11,712	39,578	—	—	—	—	—	—	51,290
Current portion of long-term debt	48,776	—	—	—	—	—	—	—	—	—	48,776
Contingent consideration liability	—	—	—	—	—	—	—	—	3,780	—	3,780
Deferred income taxes	2,318	48	—	369	3	—	—	—	1,926	(4,258)	406
Total current liabilities	77,477	4,632	21,417	54,689	1,484	8,330	(54)	—	5,733	(42,821)	130,887
Long-term debt, less current portion	238,843	—	—	—	—	—	—	—	—	—	238,843
Unrecognized tax benefits	—	9,699	—	—	—	—	—	—	—	—	9,699
Other liabilities	935	—	—	747	—	801	—	—	—	—	2,483
Deferred income taxes	6,301	—	239	—	—	—	—	—	7	(6,547)	—
Stockholders' equity:											
Common stock	236	—	—	—	—	—	55,452	—	—	(55,452)	236
Common stock in treasury	(40,322)	—	—	—	—	—	—	—	—	—	(40,322)
Additional paid-in capital	125,601	10,701	7,139	72,631	71	342,202	215,880	316,690	317,471	(1,282,785)	125,601
Retained (deficit) earnings	(2,551)	(5,248)	698	2,235	(324)	(67,123)	(25,035)	(16,675)	(17,459)	128,931	(2,551)
Accumulated other comprehensive income, net	4,694	—	—	2	—	8,726	10,838	4,660	4,663	(28,889)	4,694
Total stockholders' equity	87,658	5,453	7,837	74,868	(253)	283,805	257,135	304,675	304,675	(1,238,195)	87,658
Total liabilities and stockholders' equity	$ 411,214	$ 19,784	$ 29,493	$ 130,304	$ 1,231	$ 292,936	$ 257,081	$ 304,675	$ 310,415	$ (1,287,563)	$ 469,570

See accompanying independent auditors' report.

BATS GLOBAL MARKETS, INC. AND SUBSIDIARIES

Consolidating Statement of Operations

(in thousands)

Year ended December 31, 2013

	BATS Global Markets, Inc.	BATS Trading, Inc.	BATS Y-Exchange, Inc.	BATS Exchange, Inc.	BATS FX, Inc.	BATS Trading Limited	Chi-X Europe Limited	Omicron Holdings	Omicron Acquisition Corporation	Eliminations	Consolidated
Revenues:											
Transaction fees	$ —	$ 50,638	$ 16,377	$ 478,568	$ —	$ 71,486	$ 42	$ —	$ —	$ (4,305)	$ 612,806
Market data fees	—	—	9,139	42,996	—	7,222	—	—	—	—	59,357
Regulatory transaction fees	—	—	22,339	105,075	—	—	—	—	—	—	127,414
Port fees	—	—	6,692	24,947	—	7,573	2	—	—	(110)	39,104
Other	—	—	63	2,663	—	80	9	—	—	—	2,815
Total revenues	—	50,638	54,610	654,249	—	86,361	53	—	—	(4,415)	841,496
Cost of revenues:											
Liquidity payments	—	—	9,738	436,174	—	28,787	—	—	—	(11)	474,688
Routing and clearing	—	46,719	—	—	—	14	36	—	—	(4,293)	42,476
Section 31 fees	—	—	22,339	105,075	—	—	—	—	—	—	127,414
Other	—	87	—	—	—	—	—	—	—	—	87
Total cost of revenues	—	46,806	32,077	541,249	—	28,801	36	—	—	(4,304)	644,665
Revenues less cost of revenues	—	3,832	22,533	113,000	—	57,560	17	—	—	(111)	196,831
Operating expenses:											
Compensation and benefits	111	447	3,803	20,661	—	16,051	384	—	—	—	41,457
Depreciation and amortization	—	—	1,183	4,104	—	3,731	6,151	—	—	—	15,169
Systems and data communication	—	1,109	987	3,976	—	3,650	—	—	—	(110)	9,612
Occupancy	—	60	184	965	—	624	—	—	—	—	1,833
Professional and contract services	4,576	228	225	1,525	13	1,558	—	—	—	—	8,125
Regulatory costs	—	—	745	3,725	—	907	—	—	—	—	5,377
Impairment of assets	—	—	—	—	—	—	3,478	—	—	—	3,478
General and administrative	1,181	489	882	3,819	6	3,625	—	—	—	—	10,002
Total operating expenses	5,868	2,333	8,009	38,775	19	30,146	10,013	—	—	(110)	95,053
Operating (loss) income	(5,868)	1,499	14,524	74,225	(19)	27,414	(9,996)	—	—	(1)	101,778
Interest and investment (expense) income	(25,973)	8	8	51	—	77	—	—	3	1	(25,825)
Other income (expense)	—	1	—	6	—	(293)	—	—	(4)	—	(290)
(Loss) income before income tax (benefit) provision	(31,841)	1,508	14,532	74,282	(19)	27,198	(9,996)	—	(1)	—	75,663
Income tax (benefit) provision	(8,791)	(1,315)	5,396	28,120	(6)	—	—	—	5,421	—	28,825
Equity in net income of BATS Trading, Inc.	2,823	—	—	—	—	—	—	—	—	(2,823)	—
Equity in net income of BATS Y-Exchange, Inc.	9,136	—	—	—	—	—	—	—	—	(9,136)	—
Equity in net income of BATS Exchange, Inc.	46,162	—	—	—	—	—	—	—	—	(46,162)	—
Equity in net loss of BATS FX, Inc.	(13)	—	—	—	—	—	—	—	—	13	—
Equity in net income of BATS Trading Limited	—	—	—	—	—	—	—	—	17,202	(17,202)	—
Equity in net loss of Chi-X Europe, Ltd	—	—	—	—	—	(9,996)	—	—	—	9,996	—
Equity in net income of Omicron Holdings, Inc	11,780	—	—	—	—	—	—	—	—	(11,780)	—
Equity in net income of Omicron Acquisition Corp	—	—	—	—	—	—	—	11,780	—	(11,780)	—
Net income (loss)	$ 46,838	$ 2,823	$ 9,136	$ 46,162	$ (13)	$ 17,202	$ (9,996)	$ 11,780	$ 11,780	$ (88,874)	$ 46,838

See accompanying independent auditors' report.

BATS GLOBAL MARKETS, INC. AND SUBSIDIARIES

Consolidating Statement of Operations

(in thousands)

Year ended December 31, 2012

	BATS Global Markets, Inc.	BATS Trading, Inc.	BATS Y-Exchange, Inc.	BATS Exchange, Inc.	BATS FX, Inc.	BATS Trading Limited	Chi-X Europe Limited	Omicron Holdings	Omicron Acquisition Corporation	Eliminations	Consolidated
Revenues:											
Transaction fees	$ —	$ 59,630	$ 17,520	$ 497,660	$ —	$ 51,676	$ 23,724	$ —	$ —	$ (4,900)	$ 645,310
Market data fees	—	—	12,654	44,644	—	2,573	382	—	—	—	60,253
Regulatory transaction fees	—	—	31,482	116,610	—	—	—	—	—	—	148,092
Other	—	—	3,053	23,578	—	3,848	625	—	—	(55)	31,049
Total revenues	—	59,630	64,709	682,492	—	58,097	24,731	—	—	(4,955)	884,704
Cost of revenues:											
Liquidity payments	—	—	10,085	451,427	—	32,059	14,998	—	—	(400)	508,169
Routing and clearing	—	55,771	—	—	—	—	—	—	—	(4,500)	51,271
Section 31 fees	—	—	31,482	116,610	—	—	—	—	—	—	148,092
Other	130	79	—	10	—	—	—	—	—	—	219
Total cost of revenues	130	55,850	41,567	568,047	—	32,059	14,998	—	—	(4,900)	707,751
Revenues less cost of revenues	(130)	3,780	23,142	114,445	—	26,038	9,733	—	—	(55)	176,953
Operating expenses:											
Compensation and benefits	60	376	4,048	19,422	346	15,920	8,240	—	—	—	48,412
Depreciation and amortization	—	111	860	4,591	—	4,098	7,381	—	—	—	17,041
Systems and data communication	—	890	1,065	4,726	—	3,805	1,468	—	—	(55)	11,899
Occupancy	—	49	193	735	12	1,107	248	—	—	—	2,344
Professional and contract services	4,356	290	481	2,966	20	1,050	61	—	—	—	9,224
Regulatory costs	—	—	868	4,143	—	627	47	—	—	—	5,685
Changes in fair value of contingent consideration liability	—	—	—	—	—	—	12,400	—	—	—	12,400
General and administrative	1,395	478	829	3,465	139	3,814	512	—	—	—	10,632
Total operating expenses	5,811	2,194	8,344	40,048	517	30,421	30,357	—	—	(55)	117,637
Operating (loss) income	(5,941)	1,586	14,798	74,397	(517)	(4,383)	(20,624)	—	—	—	59,316
Interest and investment (expense) income	(911)	21	14	113	—	34	83	—	—	—	(646)
Other income (expense)	—	7	—	53	—	(653)	30	—	—	—	(563)
(Loss) income before income tax (benefit) provision	(6,852)	1,614	14,812	74,563	(517)	(5,002)	(20,511)	—	—	—	58,107
Income tax (benefit) provision	(3,594)	5,998	5,555	27,606	(193)	—	—	—	(8,839)	—	26,533
Equity in net loss of BATS Trading, Inc.	(4,384)	—	—	—	—	—	—	—	—	4,384	—
Equity in net income of BATS Y-Exchange, Inc.	9,257	—	—	—	—	—	—	—	—	(9,257)	—
Equity in net income of BATS Exchange, Inc.	46,957	—	—	—	—	—	—	—	—	(46,957)	—
Equity in net loss of BATS FX, Inc.	(324)	—	—	—	—	—	—	—	—	324	—
Equity in net loss of BATS Trading Limited	—	—	—	—	—	—	—	—	(25,513)	25,513	—
Equity in net loss of Chi-X Europe, Ltd	—	—	—	—	—	(20,511)	—	—	—	20,511	—
Equity in net loss of Omicron Holdings, Inc	(16,674)	—	—	—	—	—	—	—	—	16,674	—
Equity in net loss of Omicron Intermediate Holdings, Inc	—	—	—	—	—	—	—	—	—	—	—
Equity in net loss of Omicron Acquisition Corp	—	—	—	—	—	—	—	(16,674)	—	16.674	—
Net income (loss)	$ 31,574	$ (4,384)	$ 9,257	$ 46,957	$ (324)	$ (25,513)	$ (20,511)	$ (16,674)	$ (16.674)	$ 27,866	$ 31,574

See accompanying independent auditors' report.

BATS GLOBAL MARKETS, INC. AND SUBSIDIARIES

Consolidating Statement of Operations

(in thousands)

Year ended December 31, 2011

	BATS Global Markets, Inc.	BATS Trading, Inc.	BATS Y-Exchange, Inc.	BATS Exchange, Inc.	BATS Trading Limited	Chi-X Europe Limited	Omicron Holdings	Omicron Intermediate Holdings	Omicron Acquisition Corporation	Eliminations	Consolidated
Revenues:											
Transaction fees	$ —	$ 79,772	$ 10,666	$ 579,824	$ 22,968	$ 4,773	$ —	$ —	$ —	$ (2,646)	$ 695,357
Market data fees	—	—	9,613	45,980	—	—	—	—	—	—	55,593
Regulatory transaction fees	—	—	24,556	131,924	—	—	—	—	—	—	156,480
Other	—	—	—	18,570	399	249	—	—	—	(19)	19,199
Total revenues	—	79,772	44,835	776,298	23,367	5,022	—	—	—	(2,665)	926,629
Cost of revenues:											
Liquidity payments	—	—	11,144	541,493	13,066	3,046	—	—	—	(2,646)	566,103
Routing and clearing	—	74,364	—	—	1,621	—	—	—	—	—	75,985
Section 31 fees	—	—	24,556	131,924	—	—	—	—	—	—	156,480
Other	—	65	—	12	—	—	—	—	—	—	77
Total cost of revenues	—	74,429	35,700	673,429	14,687	3,046	—	—	—	(2,646)	798,645
Revenues less cost of revenues	—	5,343	9,135	102,869	8,680	1,976	—	—	—	(19)	127,984
Operating expenses:											
Compensation and benefits	—	422	3,409	21,857	10,114	7,145	—	—	—	—	42,947
Depreciation and amortization	—	—	644	4,859	2,128	663	—	—	—	99	8,393
Systems and data communication	—	798	1,325	4,952	2,623	473	—	—	—	(118)	10,053
Occupancy	—	41	160	781	475	49	—	—	—	—	1,506
Professional and contract services	7,733	301	88	1,576	469	123	—	—	—	—	10,290
Regulatory costs	—	—	598	4,753	111	15	—	—	—	—	5,477
Change in fair value of contingent consideration liability	—	—	—	—	—	300	—	—	—	—	300
General and administrative	975	1,115	714	3,662	2,835	217	—	—	1,215	—	10,733
Total operating expenses	8,708	2,677	6,938	42,440	18,755	8,985	—	—	1,215	(19)	89,699
Operating (loss) income	(8,708)	2,666	2,197	60,429	(10,075)	(7,009)	—	—	(1,215)	—	38,285
Interest and investment income	—	34	6	97	15	22	—	—	—	—	174
Other (expense) income	(6)	(10)	—	76	(132)	(44)	—	—	—	—	(116)
(Loss) Income before income tax (benefit) provision	(8,714)	2,690	2,203	60,602	(10,192)	(7,031)	—	—	(1,215)	—	38,343
Income tax provision (benefit)	(5,668)	2,126	829	20,441	—	(2,500)	—	—	(433)	—	14,795
Equity in net income of BATS Trading, Inc.	564	—	—	—	—	—	—	—	—	(564)	—
Equity in net income of BATS Y-Exchange, Inc.	1,374	—	—	—	—	—	—	—	—	(1,374)	—
Equity in net income of BATS Exchange, Inc.	40,161	—	—	—	—	—	—	—	—	(40,161)	—
Equity in net loss of BATS Trading Limited	(10,192)	—	—	—	—	—	—	—	—	10,192	—
Equity in net loss of Chi-X Europe, Ltd	(1,495)	—	—	—	—	—	—	—	(3,036)	4,531	—
Equity in net loss of Omicron Holdings, Inc	(2,998)	—	—	—	—	—	—	(820)	—	3,818	—
Equity in net loss of Omicron Intermediate Holdings, Inc	(820)	—	—	—	—	—	—	—	—	820	—
Equity in net loss of Omicron Acquisition Corp	—	—	—	—	—	—	(3,818)	—	—	3,818	—
Net income (loss)	$ 23,548	$ 564	$ 1,374	$ 40,161	$ (10,192)	$ (4,531)	$ (3,818)	$ (820)	$ (3,818)	$ (18,920)	$ 23,548

See accompanying independent auditors' report.

Direct Edge ECN LLC
d/b/a DE Route

Financial Statements and
Supplementary Schedules Pursuant to Rule 17a-5
Under the Securities Exchange Act of 1934
December 31, 2013
(Confidential treatment requested)

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66963

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

545 Washington Blvd.
(No. and Street)

Jersey City (City) NJ (State) 07310 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Derick Shupe 913-815-7189
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Ave. (Address) New York (City) NY (State) 10017 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Glen Badach, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Direct Edge ECN LLC d/b/a DE Route, as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



ROWENA B BASALATAN
My Commission Expires
August 5, 2018

[signature]
Signature

Chief Financial Officer
Title

Rowena B. Basalatan
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Direct Edge ECN LLC d/b/a DE Route
Index
December 31, 2013

Page(s)



Independent Auditor's Report

To the Member of
Direct Edge ECN LLC (d/b/a DE Route):

We have audited the accompanying financial statements of Direct Edge ECN LLC, (d/b/a DE Route) ("DE Route"), which comprise the statement of financial condition as of December 31, 2013, and the related statements of operations, changes in member's equity and cash flows for the year then ended.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of DE Route at December 31, 2013, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us



Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in Supplementary Schedules I and II is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. The information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves and other additional procedures, in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 25, 2014

Direct Edge ECN LLC d/b/a DE Route
Statement of Financial Condition
December 31, 2013

Assets	
Cash and cash equivalents	$ 5,886,103
Intercompany receivable	4,159,060
Other assets	253,034
Total assets	$ 10,298,197
Liabilities and Member's Equity	
Liabilities	
Payable to brokers and dealers	$ 2,891,913
Intercompany payable	253,628
Total liabilities	3,145,541
Commitments and contingent liabilities (Note 3)	
Member's equity	
Total member's equity	7,152,656
Total liabilities and member's equity	$ 10,298,197

The accompanying notes are an integral part of these financial statements.

Direct Edge ECN LLC d/b/a DE Route
Statement of Operations
Year Ended December 31, 2013

Revenues	
Commissions and fees	$ 60,375,146
Other revenues	8,851
Total revenues	60,383,997
Expenses	
Execution, routing and clearance fees	54,014,590
General, administrative and other	4,128,336
Total expenses	58,142,926
Net income	$ 2,241,071

The accompanying notes are an integral part of these financial statements.

Direct Edge ECN LLC d/b/a DE Route
Statement of Changes in Member's Equity
Year Ended December 31, 2013

	Member's Equity
Balance, December 31, 2012	$ 12,911,585
Distribution to Parent	(8,000,000)
Net income	2,241,071
Balance, December 31, 2013	$ 7,152,656

The accompanying notes are an integral part of these financial statements.

Direct Edge ECN LLC d/b/a DE Route
Statement of Cash Flows
Year Ended December 31, 2013

Cash flows from operating activities	
Net income	$ 2,241,071
Adjustments to reconcile net income to	
net cash provided by operating activities	
(Increase) decrease in operating assets	
Intercompany receivable	651,661
Other assets	(253,034)
Increase (decrease) in operating liabilities	
Payable to brokers and dealers	407,758
Intercompany payable	(26,194)
Net cash provided by operating activities	3,021,262
Cash flows from financing activities	
Distribution to Parent	(8,000,000)
Net cash used in financing activities	(8,000,000)
Decrease in cash and cash equivalents	(4,978,738)
Cash and cash equivalents	
Beginning of year	10,864,841
End of year	$ 5,886,103

The accompanying notes are an integral part of these financial statements.

1. Organization and Description of the Business

Direct Edge ECN, LLC d/b/a DE Route (the "Company"), a Delaware limited liability company, operates as a routing broker-dealer for its affiliate stock exchanges, EDGA Exchange Inc ("EDGA") and EDGX Exchange Inc ("EDGX"), collectively the "Exchanges", by sending orders to other market centers for execution in accordance with the Exchanges' member order instructions and requirements. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"), National Stock Exchange, Chicago Stock Exchange, CBOE Stock Exchange, Nasdaq Stock Market, New York Stock Exchange, EDGA and EDGX. The Company's sole member is Direct Edge Holdings, LLC (the "Parent").

On August 26, 2013, the Parent announced a definitive merger agreement with BATS Global Markets. As a result of the merger, the former members of the Parent will own 30% of the combined company to be created as a result of the merger. See Footnote 7, Subsequent Events, for further information

2. Significant Accounting Policies

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents
Cash and cash equivalents represent short-term investments with an original maturity of less than 90 days. The carrying amount of $3,697,370 approximates its fair value due to the short-term nature of these instruments.

Broker Dealer Activities
The Company records revenue earned from the Exchanges for routing orders to other liquidity destinations, and related expenses, including execution, clearance fees and activity remittance fees, on a trade date basis. Any amount receivable at December 31, 2013 is recorded as intercompany receivable.

Estimated Fair Value of Financial Instruments
Management estimates that the fair value of financial instruments recognized on the Statement of Financial Condition (including receivables and payables) approximates their carrying value; as such financial instruments are short-term in nature, bear interest at current market rates or are subject to frequent repricing.

General, administrative and other
Included in general, administrative and other is a monthly charge by an affiliate of the Company, Direct Edge Inc ("DEI"), for certain allocated expenses paid by DEI. These expenses include communications, data processing and depreciation which are allocated based on volume of transactions. These expenses also include employee compensation and benefits, professional fees

and other expenses which are allocated based on expenses which specifically relate to the Company.

Income Taxes
The Company does not provide for income taxes in the accompanying financial statements. Under current federal, state and local tax laws, a limited liability company with only one member is disregarded as an entity separate from its owner, unless an election has been made to classify the entity as an association taxable as a corporation. As the Company has not made such an election, the Company is disregarded as an entity separate from its owner and is not subject to federal, state, or local income taxes.

3. Commitments and Contingent Liabilities

ASC 460-10, "Guarantees", requires the disclosure of the representations and warranties that the Company enters into which may provide general indemnifications to others. The Company, in its normal course of business, may enter into legal contracts that contain a variety of these representations and warranties which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be against the Company that have not yet occurred. However, based on its experience, the Company's management expects the risk of loss to be remote.

The Company, from time to time, may be subject to examinations and inquiries by various regulatory and self-regulatory bodies. In the opinion of management, based on consultation with legal counsel, any adverse outcome with regard to these potential matters would not likely have a material adverse effect on the results of operations or the financial position of the Company.

4. Related Party Transactions

The Company holds an expense sharing agreement with DEI, where DEI charges the Company for overhead expenses including employee compensation and benefits, communication and data processing, depreciation, professional fees, and other.

During 2013, these expenses amounted to:

Communications and data processing	$ 2,950,626
Depreciation	644,211
Professional fees	306,252
Employee compensation and benefits	216,536
Other	10,711
	$ 4,128,336

At December 31, 2013, the amount payable to DEI of $253,628 is included within the intercompany payable balance.

The Company receives revenue from EDGA and from EDGX for routing services performed on behalf of EDGA and EDGX, respectively, based upon such routing and clearing fees. In addition, the Company is also required to pay route fees to EDGA for orders received from EDGX and routed to EDGA and required to pay route fees to EDGX for orders received from EDGA and routed to EDGX. During 2013, commissions and fees earned for routing services performed on behalf of EDGA and EDGX amounted to $33,251,720 and $16,051,452, respectively. During 2013, route fees accrued or paid to EDGA and EDGX amounted to $728,311 and $11,678,164, respectively. In addition, the Company has $8,230,487 of activity remittance fees earned from the Exchanges included in commissions and fees on the Statement of Operations. At December 31, 2013, $4,159,060 is receivable by the Company from EDGA and EDGX for routing services, route fees and activity remittance fees and is included in intercompany receivable on the Statement of Financial Condition.

The Company routes transactions to three member affiliates. These affiliates either rebate or charge fees to the Company for these transactions. During 2013, transaction fees paid or accrued amounted to $184,528 and rebates received or accrued amounted to $1,180,022.

5. Financial Instruments with Off-Balance Sheet Risk and Concentrations of Credit Risk

The Company clears all of its securities transactions through a clearing broker on a fully disclosed basis. Accordingly, substantially all of the Company's credit exposures are concentrated with the clearing broker and the Exchanges. Additionally, pursuant to the terms and conditions between the Company and the clearing broker, the clearing broker has the right to charge the Company for losses that result from a counterparty's failure to fulfill its obligations. The Company has the ability to pursue collection from or performance of the counterparty. The Company's policy is to monitor the credit standing of the clearing broker and all counterparties with which it conducts business.

As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. At December 31, 2013, the Company has recorded no liabilities with regard to the right.

The Company maintains its cash and cash equivalents in financial institutions, which at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts.

6. Net Capital Requirement

As a registered broker-dealer and a FINRA member firm, the Company is subject to the SEC's Uniform Net Capital Rule (the "Rule") which requires the maintenance of minimum net capital. The Company has elected to use the basic method, permitted by the Rule, which requires that the Company maintain net capital equal to the greater of $100,000 or 6 2/3% of aggregate indebtedness, as defined.

At December 31, 2013, the Company had net capital of $2,740,562 which was $2,530,859 in excess of its required net capital of $209,703.

7. Fair Value Assets and Liabilities

Fair Value Measurement—Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The authoritative guidance around fair value establishes a framework for measuring fair value that includes a hierarchy used to classify the inputs used in measuring fair value. The hierarchy prioritizes the inputs to valuation techniques into three levels. The level in the fair value hierarchy within which the fair value measurement falls is determined based on the lowest level input that is significant to the fair value measurement. The levels of the fair value hierarchy are as follows:

Level 1—Fair value is based on unadjusted quoted prices in active markets that are accessible to the Company for identical assets or liabilities. These generally provide the most reliable evidence and are used to measure fair value whenever available. Active markets are defined as having the following characteristics for the measured asset/liability: (i) many transactions, (ii) current prices, (iii) price quotes not varying substantially among market makers, (iv) narrow bid/ask spreads and (v) most information publicly available.

Level 2—Fair value is based on significant inputs, other than Level 1 inputs, that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability through corroboration with observable market data. Level 2 inputs include quoted market prices in active markets for similar assets and liabilities, quoted market prices in markets that are not active for identical or similar assets or liabilities, and other market observable inputs.

Level 3—Fair value is based on at least one or more significant unobservable inputs for the asset or liability. The inputs reflect the Company's assumptions about the inputs market participants would use in pricing an asset or liability.

The Company did not have any assets or liabilities carried at fair value; however, it is required by US GAAP to disclose the fair value of certain financial instruments that are not carried at fair value. For the following financial instruments the carrying amount equals or approximates fair value: cash and cash equivalents, intercompany receivable and payable and payable to brokers and dealers.

The Company's Level 1 financial instruments represent cash and cash equivalents.

The Company's remaining financial instruments would be characterized as Level 2.

8. Subsequent Events

The Company has performed an evaluation of subsequent events through February 25, 2014, which is the date the Financial Statements were issued and identified the following matter. On January 31, 2014, as discussed in Footnote 1, the Parent received approval from the Securities and Exchange Commission and completed the merger with BATS Global Markets.

Direct Edge ECN LLC d/b/a DE Route
Computation for Net Capital Under SEC Rule 15c3-1
December 31, 2013

Supplementary Schedule I

Computation of Net Capital	
Total member's equity	$ 7,152,656
Nonallowable assets and deductions and charges	
Nonallowable assets	
Intercompany receivable	4,159,060
Other assets	253,034
Tentative net capital	2,740,562
Net capital	$ 2,740,562
Computation of basic net capital requirement	
Aggregate indebtedness	
Payable to brokers and dealers	$ 2,891,913
Intercompany payable	253,628
Total aggregate indebtedness	$ 3,145,541
Net capital requirement (the greater of $100,000 or 6 2/3% of aggregate indebtedness)	$ 209,703
Excess net capital	$ 2,530,859
Percentage of aggregate indebtedness to net capital	114.78%

The Company has claimed exemption from SEC Rule 15c3-3 under paragraph (k)(2)(ii) of that Rule.

Exchange Agreements in Progress

Agreement Type	Exchange(s)	Firm Name	Documents / Approval Needed	Notes	MS Rep
Membership	EDGA, EDGX	BMO Capital Markets Corp.	RIO Letters; Service Bureau Agreements; MPID Request Form; Current signed and notarized Form BD; Registration of Authorized Traders and Licensed Principals		TL
Membership	EDGA, EDGX	Chimera Securities, LLC	MPID Transfer of Ownership Form, Service Bureau Agreements (Lightspeed, Sterling, Takion); Registration of Authorized Traders and Licensed Principals		TL
Membership	BZX	Critical Trading, LLC	Current signed and notarized Form BD; Updated Income Statement, Balance Sheet and Net Capital Computation; Registration of Authorized Traders and Licensed Principals		AS
Membership	BZX	FOG Equities, LLC	Under review	Application received 06/20	TL
Membership	BZX, BYX, EDGA, EDGX	Mocho Trading, LLC	Under review	Applications received 06/18 and 06/19	AS
Membership	BZX / OPTIONS	TMT East, LLC	BATS Exchange Membership Application with all supplemental documentation; Attribution Addendum - verification of PITCH or Web attribution; Options Application - Options Member Letter of Guarantee; Options MM Registration Application - FOCUS Report and List Identifying all Accounts; Registration of Authorized Traders and Licensed Principals		TL
RMO	BYX	KCG Americas, LLC	Additional documentation to support the origination and characteristics of the firm's retail order flow		AS
RMO	BYX	PDQ ATS, Inc.	Additional documentation to support the origination and characteristics of the firm's retail order flow		TL
Sponsored Participant	BZX	Hainey Investments Limited	Detailed description from Sponsoring Member of how they will comply with the requirements of SEC Rule 15c3-5 (Risk Management Controls for Brokers or Dealers with Market Access)	Sponsored Participant of Electronic Transaction Clearing, Inc.	AS

Exchange Requests in Progress

Agreement Type	Exchange(s)	Firm Name	Documents / Approval Needed	Notes	MS Rep
Name Change	BZX, BYX, EDGA, EDGX	Mitsubishi UFJ Securities (USA), Inc.	Name change request letter (MUFG)	Name change notification received via WebCRD queue	AS
Name Change	BZX, BYX	Redburn Partners USA, LP	Name change request letter (Redburn (USA), LLC)	Name change notification received via WebCRD queue	TL
Merger	BZX, BYX, EDGA, EDGX	ConvergEx Execution Solutions, LLC / ConvergEx Prime Services, LLC		Anticipated close date - 08/01/2014	TL
Merger	BZX, BYX, EDGA, EDGX	SG Americas Securities, LLC / Newedge USA, LLC		Anticipated close date - 11/01/2014	TL

Exchange Agreements in Progress

Agreement Type	Exchange(s)	Firm Name	Documents / Approval Needed	Notes	MS Rep
Membership	EDGA, EDGX	BMO Capital Markets Corp.	RIO Letters; Service Bureau Agreements; MPID Request Form; Current signed and notarized Form BD; Registration of Authorized Traders and Licensed Principals		TL
Membership	EDGA, EDGX	Chimera Securities, LLC	MPID Transfer of Ownership Form, Service Bureau Agreements (Lightspeed, Sterling, Takion); Registration of Authorized Traders and Licensed Principals		TL
Membership	BZX	Critical Trading, LLC	Current signed and notarized Form BD; Updated Income Statement, Balance Sheet and Net Capital Computation; Registration of Authorized Traders and Licensed Principals		AS
Membership	BZX	FOG Equities, LLC	Under review	Application received 06/20	TL
Membership	BZX, BYX, EDGA, EDGX	Mocho Trading, LLC	Under review	Applications received 06/18 and 06/19	AS
Membership	BZX / OPTIONS	TMT East, LLC	BATS Exchange Membership Application with all supplemental documentation; Attribution Addendum - verification of PITCH or Web attribution; Options Application - Options Member Letter of Guarantee; Options MM Registration Application - FOCUS Report and List Identifying all Accounts; Registration of Authorized Traders and Licensed Principals		TL
RMO	BYX	KCG Americas, LLC	Additional documentation to support the origination and characteristics of the firm's retail order flow		AS
RMO	BYX	PDQ ATS, Inc.	Additional documentation to support the origination and characteristics of the firm's retail order flow		TL
Sponsored Participant	BZX	Hainey Investments Limited	Detailed description from Sponsoring Member of how they will comply with the requirements of SEC Rule 15c3-5 (Risk Management Controls for Brokers or Dealers with Market Access)	Sponsored Participant of Electronic Transaction Clearing, Inc.	AS

Exchange Requests in Progress

Agreement Type	Exchange(s)	Firm Name	Documents / Approval Needed	Notes	MS Rep
Name Change	BZX, BYX, EDGA, EDGX	Mitsubishi UFJ Securities (USA), Inc.	Name change request letter (MUFG)	Name change notification received via WebCRD queue	AS
Name Change	BZX, BYX	Redburn Partners USA, LP	Name change request letter (Redburn (USA), LLC)	Name change notification received via WebCRD queue	TL
Merger	BZX, BYX, EDGA, EDGX	ConvergEx Execution Solutions, LLC / ConvergEx Prime Services, LLC		Anticipated close date - 08/01/2014	TL
Merger	BZX, BYX, EDGA, EDGX	SG Americas Securities, LLC / Newedge USA, LLC		Anticipated close date - 11/01/2014	TL

Direct Edge Holdings LLC and Subsidiaries

Consolidated Financial Statements
December 31, 2013

Direct Edge Holdings LLC and Subsidiaries
Index
December 31, 2013



Independent Auditor's Report

To the Members of
Direct Edge Holdings LLC

We have audited the accompanying consolidated financial statements of Direct Edge Holdings LLC, which comprise the consolidated statement of financial condition as of December 31, 2013, and the related consolidated statement of operations, consolidated changes in members' equity and cash flows for the year then ended.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Direct Edge Holdings LLC at December 31, 2013, and the results of their operations and their cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

PricewaterhouseCoopers LLP

March 17, 2014

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

Direct Edge Holdings LLC and Subsidiaries
Consolidated Statement of Financial Condition
December 31, 2013

(Dollars in thousands)		
Assets		
Cash and cash equivalents	$	77,700
Receivables from brokers, dealers and clearing organizations		48,485
Fixed assets, at cost, less accumulated depreciation and amortization of $31,253		14,264
Goodwill		34,783
Deferred tax asset		36,546
Intangible assets		1,139
Other assets		3,655
Total assets	$	216,572
Liabilities and Members' Equity		
Liabilities		
Payable to brokers and dealers	$	2,892
Rebates payable		12,954
Activity remittance fees payable		35,151
Loans payable		6,000
Accrued compensation		10,472
Accrued expenses and other liabilities		7,013
Total liabilities	$	74,482
Commitments and contingent liabilities (Note 6)		
Members' equity		
Total members' equity		142,090
Total liabilities and members' equity	$	216,572

The accompanying notes are an integral part of the consolidated financial statements.

Direct Edge Holdings LLC and Subsidiaries
Consolidated Statement of Operations
Year Ended December 31, 2013

(Dollars in thousands)		
Revenues		
Commissions and fees	$	557,425
Market data		51,877
Connectivity and member fees		25,951
Other revenues		40
Total revenues	$	635,293
Expenses		
Rebates		366,108
Execution, routing and clearance fees		157,705
Communications and data processing		26,334
Employee compensation and benefits		31,799
Depreciation and amortization		6,861
Professional fees		15,067
Other		4,887
Total expenses	$	608,761
Net income before taxes	$	26,532
Income taxes		11,712
Net Income	$	14,820

The accompanying notes are an integral part of the consolidated financial statements.

Direct Edge Holdings LLC and Subsidiaries
Consolidated Statement of Changes in Members' Equity
Year Ended December 31, 2013

(Dollars in thousands)		
Balance, December 31, 2012 (as reported)	$	127,621
Adjustment to Members' Equity, January 1, 2012 (see note 9)		(1,859)
Balance, January 1, 2012 (as revised)	$	125,762
Additional paid in capital - stock options		1,508
Net income		14,820
Balance, December 31, 2013	$	142,090

The accompanying notes are an integral part of the consolidated financial statements.

Direct Edge Holdings LLC and Subsidiaries
Consolidated Statement of Cash Flows
Year Ended December 31, 2013

(Dollars in thousands)		
Cash flows from operating activities		
Net income	$	14,820
Adjustments to reconcile net income to		
net cash provided by operating activities		
Depreciation and amortization		6,861
Deferred tax asset		3,297
Stock Option amortization		1,508
(Increase) decrease in operating assets		
Receivable from brokers, dealers and clearing organizations		(1,760)
Other assets		3,055
Increase (decrease) in operating liabilities		
Rebates payable		(634)
Accrued compensation		3,637
Payable to brokers and dealers		408
Activity remittance fees payable		(724)
Accrued expenses and other liabilities		3,445
Net cash provided by operating activities	$	33,913
Cash flows from investing activities		
Purchases of fixed assets		(9,231)
Net cash used in investing activities	$	(9,231)
Cash flows from financing activities		
Loan payable		(19,000)
Net cash used in financing activities	$	(19,000)
Increase in cash and cash equivalents	$	5,682
Cash and cash equivalents		
Beginning of year	$	72,018
End of year	$	77,700

SUPPLEMENTAL DISCLOSURES

Cash payments for income taxes, net of refunds, were $2.3 million and for interest was $325 thousand for the year ended December 31, 2013.

The accompanying notes are an integral part of the consolidated financial statements.

1. Organization and Description of the Business

Direct Edge Holdings LLC, (the "Company"), a Delaware limited liability company, is the parent company of two wholly owned operating subsidiaries, Direct Edge ECN, LLC, d/b/a DE Route ("DER") and Direct Edge Inc ("DEI"). The Company has no business operations beyond its status as a holding company.

DEI is the parent company of two wholly owned subsidiaries, EDGA Exchange Inc ("EDGA") and EDGX Exchange Inc ("EDGX"), collectively the "Exchanges". EDGA and EDGX independently operate as national securities exchanges. DEI's operations are limited to facilitating connectivity and member services to both EDGA and EDGX.

DER operates as a routing broker-dealer for the Exchanges, by sending orders to other market centers for execution in accordance with the Exchanges' member order instructions and requirements. DER is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"), National Stock Exchange, Chicago Stock Exchange, CBOE Stock Exchange, Nasdaq Stock Market, New York Stock Exchange, EDGA and EDGX.

On August 26, 2013, the Company announced a definitive merger agreement with BATS Global Markets. As a result of the merger, the former members of the Company will own 30% of the combined company to be created as a result of the merger. See Footnote 14, Subsequent Events, for further information.

2. Significant Accounting Policies

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents
Cash and cash equivalents represent short-term investments with an original maturity of less than 90 days and cash. The carrying amount of such cash equivalents approximates their fair value due to the short-term nature of these instruments. As of December 31, 2013 the balance principally consist of short term investments and cash held of $75.5 million.

Broker Dealer and Exchange Activities
Commissions and fees earned and related expenses, including execution and clearance fees and rebates are recorded on a trade date basis. Fees include commissions and fees earned and trade expenses incurred by DER and the Exchanges. The Company pays Section 31 fees to the Securities and Exchange Commission for supervision and regulation of securities markets. This regulatory sales fee is in turn charged to the members of the Exchanges. Any amount receivable at December 31, 2013 is recorded as activity remittance fee receivable.

Market Data Revenue
As members of the Consolidated Tape Association and the Unlisted Trading Privileges plan, the Company earns market data revenue for displaying its quotes and reporting its trades. Revenue is

based on the Company's quote and trade reporting activity. Revenue is recorded for the period transaction data is provided on an accrual basis.

Estimated Fair Value of Financial Instruments
Management estimates that the fair value of financial instruments recognized on the consolidated Statement of Financial Condition (including receivables, payables and accrued expenses) approximates their carrying value; as such financial instruments are short-term in nature, bear interest at current market rates or are subject to frequent repricing.

Depreciation and Amortization
Furniture and fixtures, computer hardware, software, equipment and intangible assets are being depreciated on a straight-line basis over their estimated useful lives. Leasehold improvements are amortized using the straight-line method over the term of the lease or the estimated useful lives of the improvements. In accordance with the provisions of subtopic 350 of the FASB Accounting Standards Codification for Intangibles-Goodwill and other ("ASC 350"), the Company capitalizes certain costs associated with the development of internal use software at the point at which the conceptual formulation, design and testing of possible software project alternatives have been completed. The Company capitalizes employee compensation and related benefits incurred from the commencement of the preliminary software project stage. Once the product is ready for its intended use, such costs are amortized on a straight-line basis over three years. The Company reviews the amounts capitalized for impairment whenever events or changes in circumstances indicate that the carrying amounts of the assets may not be recoverable.

Goodwill and Intangible Assets
The Company applies the provisions of ASC 350, which requires that goodwill and intangible assets with an indefinite useful life no longer be amortized, but instead, be tested for impairment annually or when an event occurs or circumstances change that signify the existence of impairment.

Income Taxes
The Company is a Limited Liability Company, and as such, does not file consolidated federal income tax returns. The Company pays state income taxes in select states where business activities require such payments.

DEI is established as a corporation and files a consolidated federal income tax return. For state and local income tax returns, DEI follows state guidelines, filing either a consolidated return, or filing separate returns for DEI and each of its subsidiaries.

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the DEI consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Valuation allowances are established when necessary to reduce deferred tax assets to an amount that, in the opinion of management, is more likely than not realizable.

The Company has adopted guidance on accounting for uncertainty in income taxes. This guidance describes how uncertain tax positions should be recognized, measured, presented and disclosed in the consolidated financial statements to determine whether the tax positions meet the "more-likely-than-not" criteria to be sustained by the applicable tax authority. Tax benefits related to positions that do not meet the "more-likely-than-not" threshold would not be recognized in the current year.

The Company policy is to accrue interest and penalties associated with unrecognizable tax benefits in income tax expense in the Statement of Operations, and the corresponding liability in income taxes payable or income taxes receivable, net in the Statement of Financial Condition.

Stock-Based Compensation
Employees of the Company participate in a stock option plan (the "Stock Plan"). The purpose of the Stock Plan is to provide long-term incentive compensation, in the form of the Company's stock-related awards, to employees.

Stock-based compensation is measured based on the grant date fair value of the awards. These costs are amortized over a period of 5 years.

Certain employees of the Company also participate in a phantom stock unit plan ("PSUP"). The PSUP was created to provide a long term incentive to employees who started at an early stage of the Company. No grants have been made under this plan since June, 2010. Terms of the PSUP are such that payment for units granted occurs only upon a change in control, as defined by the plan. Given the contingent nature of the PSUP, expense related to the settlement of units will be recorded only upon a change in control.

In 2011 and 2012, subsequent and related to two extraordinary distributions to members, the Company established Restricted Cash Awards for PSUP unit holders under the terms and conditions of the Restricted Cash Award Agreements. Such awards established deferred cash payment to be paid to each PSUP unit holder pursuant to the terms and conditions of the Restricted Cash Award Agreements.

3. Receivables from Brokers, Dealers and Clearing Organizations

Receivable from brokers, dealers and clearing organizations primarily represents net commissions of $21.8 million, market data receivables of $12.6 million, regulatory sales fee receivable of $10.4 million, and connectivity and member fees receivable of $3.6 million.

4. Goodwill and Intangible Assets

At December 31, 2013, the Company had goodwill of $34.8 million. Goodwill of $11.0 million resulted from the purchase of DER by its initial investor and $23.8 million resulted from the purchase of the ISE on December 23, 2008.

At December 31, 2013, the Company had intangible assets with definitive lives of $1.1 million, net of $336 thousand of amortization. The net intangible assets resulted from the purchase of memberships to the Consolidated Tape Association and Unlisted Trading Privileges plan.

Under ASC 350, goodwill and intangible assets with indefinite lives are tested for impairment, at a minimum, on an annual basis, or when an event occurs or circumstances change that signify the existence of impairment. During 2013, the Company tested the goodwill and intangible assets for impairment based on its assessment of fair value of the reporting unit in comparison to its book value and concluded that there was no impairment.

5. Fixed Assets

(Dollars in thousands)
Fixed assets comprise the following:

Computer software	$	22,999
Computer hardware		13,423
Equipment		1,397
Leasehold improvements		6,255
Furniture and fixtures		1,443
	$	45,517
Less: Accumulated depreciation and amortization		(31,253)
Tota fixed assets	$	14,264

6. Commitments and Contingent Liabilities

The Company and its subsidiaries, from time to time, may be subject to examinations and inquiries by various regulatory and self-regulatory bodies. In the opinion of management, based on consultation with legal counsel, any adverse outcome with regard to these potential matters would not likely have a material adverse effect on the results of operations or the financial position of the Company.

DEI has an obligation under a sublease agreement for office space with Knight Capital Group ("KCG") extended to 2021 with certain rental increases included within the agreement. Aggregate annual rent for office space at December 31, 2013 is listed below:

(Dollars in thousands)		
2014	$	1,078
2015		1,078
2016		1,097
2017		1,191
2018		1,191
2019 and later years		2,581
	$	8,216

Occupancy expense for 2013 was $1.3 million and is included in other expenses on the Statement of Operations.

The Company has an obligation under a lease agreement for certain hardware extended to 2013. Aggregate annual lease expense for the hardware at December 31, 2013 is listed below:

(Dollars in thousands)		
2014	$	5,279
2015		3,409
2016		2,089
2017		642
	$	11,419

Expenses relating to lease agreements for hardware for 2013 were $6.0 million and included within communication and data processing on the Statement of Operations.

7. Loans and Credit

In December 2012, DEI entered into a credit agreement with the Bank of Montreal. The agreement provides DEI a revolving credit line of up to $50.0 million until December 7, 2015, the date of termination. The Company is a guarantor of this agreement. Terms include the ability for DEI to choose amongst interest rate options, which each have varying repayment and other terms. In addition to the interest assessed on the borrowed amount, an additional fee will be assessed on the unused portion of the $50.0 million available as well as a non-refundable upfront fee of 0.5% on the amount of Commitment at the closing date, regardless of whether any credit is use. Under the conditions of the agreement, the Company must maintain a leverage ratio of under 2:1 and a fixed charge covered ratio of at least 1.3:1. During 2013, interest expense related to the revolver, included in the other expense line on the Statement of Operations, was $355 thousand and is contained in the other expense line on the Statement of Operations. At December 31, 2013, the Company had $6.0 million in loans outstanding, the leverage ratio was .2:1 and the fixed charge ratio was 3:1.

8. Employee Benefit Plans

Employees of DEI are eligible to participate in a 401(k) profit sharing plan (the "Plan"). In July of 2009, the Company became its sole administrator. Under the terms of the Plan, the Company is required to make contributions to the Plan equal to 100% of the contributions made by each participant, up to certain limits. For 2013, the total expense recognized by the Company and included in Employee compensation and benefits on the Statement of Operations with respect to the Plan was approximately $752 thousand.

In August 2010, the Company created a Stock Option Plan, in which employees receive stock units as a portion of their total compensation. Awards vest, with certain restrictions on exercisability, over the earlier of three years or upon a change in control. Subject to vesting, awards are exercisable on the earliest of a change in control, an IPO or five years from the grant date. Awards are no longer exercisable ten years from the grant date, and are canceled if employment is terminated before the end of the relevant vesting period.

The Company measures compensation cost related to the option awards based on the estimated fair value of the Company at the date of grant and utilizing assumptions such as the risk free rate and expected life of the option of 6.75 years to determine the grant price per option. For 2013, the total expense recognized by the Company and included in Employee compensation and benefits on the Statement of Operations with respect to the Stock Option Plan was $1.5 million. The following table summarizes share activity during 2013:

	No. of Options	Weighted Average Grant Date Fair Value
Outstanding at December 31, 2012	485,365	$ 16.73
Granted	-	-
Exercised	-	-
Surrendered	(9,941)	17.14
Outstanding at December 31, 2013	475,424	$ 16.72

There is $2.8 million of unamortized compensation related to the unvested awards outstanding at December 31, 2013. The cost of these unvested awards is expected to be recognized over the weighted average remaining life of 1.8 years.

9. Income Taxes

The Company is a multiple-member limited liability company that is treated as a partnership for federal income tax purposes and, accordingly, is not subject to federal and state corporate income taxes. The domestic corporate subsidiaries of the Company, DEI and the Exchanges, are subject to federal, state and local income taxes and will be included in the filing of a consolidated federal income tax return with combined and separate state and local income tax returns being filed.

The Company's provision for income taxes consists of the following:

(Dollars in thousands)	
Current	
Federal	$ 5,947
State	2,468
Total Current Tax	$ 8,415
Deferred	
Federal	$ 2,670
State	627
Total Deferred Tax	$ 3,297
Provision for Income Tax	$ 11,712

The difference between the Company's consolidated effective tax rate of 44% and the U.S. federal statutory tax rate of 35% is primarily due to state and local income taxes net of federal benefit, non-deductible transactions costs and income earned at the partnership level that is not subject to income tax.

DEI has an effective tax rate of 49% and DEH, including DER, has an effective tax rate of 0%.

The Company's deferred tax assets/(liabilities) included in Deferred tax assets on the Statement of Financial Condition are as follows:

(Dollars in thousands)	
Deferred Tax Assets	
Goodwill	$ 39,014
Stock Compensation	2,224
Other	1,377
Total Deferred Tax Assets	$ 42,615
Deferred Tax Liabilities	
Goodwill	$ (2,569)
Internally developed software	(1,628)
Fixed Assets	(1,872)
Total Deferred Tax Liabilities	$ (6,069)
Net Deferred Tax Asset	$ 36,546

Based on its recent history of cumulative earnings, the Company believes that its net deferred tax assets are more likely than not realizable and accordingly has not recorded a valuation allowance. During 2013, the Company revised the members' equity beginning balance to properly reflect the deferred tax balance related to fixed assets. This error was not material to previously issued financial statements.

As for liabilities for uncertain tax positions, the Company had no liabilities at the beginning of 2013 and no liabilities for uncertain tax liabilities at year-end. The Company and its subsidiaries file income tax returns in the U.S. federal jurisdiction and various state jurisdictions. The Company has open tax years for U.S. federal income tax and various state filings for calendar tax years ending 2010 and forward. DEI is currently under examination by the New York State tax authorities for their corporate tax returns for the years ended 2010 through 2012.

10. Related Party Transactions

On July 23, 2007, the Company entered into a Transition Services Agreement ("TSA") with KCG. Under the terms of the agreement, KCG would provide certain technological and administrative services, in addition to facility overhead, to the Company as it transitioned from a wholly-owned subsidiary to a majority-owned subsidiary. The contract remained in effect as the Company transitioned from a majority-owned subsidiary to an independent company. In 2013, expense related to the TSA amounted to $204 thousand which is included in the relevant line items on the consolidated Statement of Operations. In addition to the TSA, the Company holds a sublease agreement for office space with Knight Equity Markets, an affiliate of KCG, which amounted to $1.1 million during 2013 and is included within other expenses on the consolidated Statement of Operations.

Prior to the merger with the ISE LLC, the Company entered into a "Regulatory Services Agreement." The agreement commenced with the close of the acquisition of the ISE by the Company and was terminated in August 2013. Under the terms of the agreement, the ISE LLC would provide certain regulatory oversight services to the ISE Stock Exchange. In November 2010, the Company entered into a "Mutual Services Agreement," under which the ISE and the Company charge each other for mutually provided technological services. During 2013, expense related to the Regulatory Services agreement and Mutual Services Agreement was $521 thousand, and $1.7 million respectively. The Company charged the ISE $650 thousand in relation to the Mutual Services Agreement.

During 2013, three members of the Company were also members of the Exchanges. During 2013, commissions earned, net of rebates paid or accrued to those members, amounted to $28.9 million and membership and connectivity fees amounted to $5.0 million.

The Company routes transactions to three member affiliates. These affiliates either rebate or charge fees to the Company for these transactions. During 2013 rebates received or accrued, net of transaction fees paid or accrued amounted to $989 thousand.

11. Financial Instruments with Off-Balance Sheet Risk and Concentrations of Credit Risk

DER clears all of its securities transactions through a clearing broker on a fully disclosed basis. Accordingly, substantially all of DER's credit exposures are concentrated with the clearing broker and the Exchanges. Additionally, pursuant to the terms and conditions between DER and the clearing broker, the clearing broker has the right to charge DER for losses that result from a counterparty's failure to fulfill its obligations. DER has the ability to pursue collection from or performance of the counterparty. DER's policy is to monitor the credit standing of the clearing broker and all counterparties with which it conducts business.

As the right to charge DER has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. At December 31, 2013, the Company has recorded no liabilities with regard to the right.

The Company maintains its cash and cash equivalents in financial institutions, which at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts.

12. Fair Value Assets and Liabilities

Fair Value Measurement—Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The authoritative guidance around fair value establishes a framework for measuring fair value that includes a hierarchy used to classify the inputs used in measuring fair value. The hierarchy prioritizes the inputs to valuation techniques into three levels. The level in the fair value hierarchy within which the fair value measurement falls is determined based on the lowest level input that is significant to the fair value measurement. The levels of the fair value hierarchy are as follows:

Level 1—Fair value is based on unadjusted quoted prices in active markets that are accessible to the Company for identical assets or liabilities. These generally provide the most reliable evidence and are used to measure fair value whenever available. Active markets are defined as having the following characteristics for the measured asset/liability: (i) many transactions, (ii) current prices, (iii) price quotes not varying substantially among market makers, (iv) narrow bid/ask spreads and (v) most information publicly available.

Level 2—Fair value is based on significant inputs, other than Level 1 inputs, that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability through corroboration with observable market data. Level 2 inputs include quoted market prices in active markets for similar assets and liabilities, quoted market prices in markets that are not active for identical or similar assets or liabilities, and other market observable inputs.

Level 3—Fair value is based on at least one or more significant unobservable inputs for the asset or liability. The inputs reflect the Company's assumptions about the inputs market participants would use in pricing an asset or liability.

The Company did not have any assets or liabilities carried at fair value; however, it is required by US GAAP to disclose the fair value of certain financial instruments that are not carried at fair value. For the following financial instruments the carrying amount equals or approximates fair value: cash and cash equivalents, receivable and payable to brokers and dealers, rebates payable, activity remittance fees payable, accrued compensation expenses and other liabilities and long-term debt.

The Company's Level 1 financial instruments represent cash and cash equivalents.

The Company's remaining financial instruments would be characterized as Level 2.

13. Net Capital Requirements

DER is a member of FINRA and is subject to the Uniform Net Capital Rule ("Rule 15c3-1") of the SEC, which requires the maintenance of minimum net capital, as defined, equal to the greater of $100,000 or 6 2/3% of aggregate indebtedness, as defined. At December 31, 2013, Direct Edge had net capital of $2.7 million which was $2.5 million in excess of the amount required of $210 thousand. The percentage of aggregate indebtedness to net capital was 114.78%.

DER is exempt from the SEC Rule 15c3-3 under Paragraph (k)(2)(ii) because all transactions are cleared through another broker-dealer on a fully disclosed basis.

14. Subsequent Events

The Company has performed an evaluation of subsequent events through March 17, 2014, which is the date the consolidated Financial Statements were issued and identified the following matters. On January 31, 2014 the Company received approval from the Securities and Exchange Commission and completed the merger with BATS Global Markets. As a result of the transaction, all outstanding options granted under the Stock Plan, all units granted under the PSUP and all restricted cash awards associated with the PSUP were fully vested and exercised. The expense associated with the exercising of the Stock Plan options, the PSUP units and the restricted cash awards was $2.8 million, $20.2 million and $2.9 million, respectively. Additionally, the credit agreement with the Bank of Montreal, see footnote 7, was terminated.

Exchange Agreements Pending Termination

Agreement Type	Exchange(s)	Firm Name	WebCRD #	Method of Notification	Outstanding Conditions	Termination Date	MS Rep
Membership	BZX, BYX	Ascendiant Capital Markets, LLC	152912	BDW - partial	Regulatory exam (CBOE) and surveillance investigations		TL
Membership	EDGX	Belvedere Trading, LLC	132605	Letter	Invoices - membership fees		TL
Membership	BZX	Custom Equity Research, Inc. dba Summer Street Research Partners	127142	BDW - partial	Surveillance investigations		TL
Membership	BZX, BYX	Cuttone & Co., Inc.	33038	BDW - partial	None	6/23/2014	AS
Membership	BZX	Delaney Equity Group, LLC	142285	BDW - partial	Regulatory exam (CBOE)		AS
Membership	BZX	First New York Securities, LLC	16362	BDW - partial	Invoices and regulatory exam (CBOE)		TL
Membership	BZX	Gilder Gagnon Howe & Co.	2002	BDW - partial	Surveillance investigations		TL
Membership	BZX, BYX	Global American Investments, Inc.	41802	Revocation of Clearing Letter of Guarantee (Apex)	Surveillance investigations		AS
Membership	BZX	Grace Financial Group, LLC	104133	BDW - partial	Surveillance investigations		AS
Membership	EDGA, EDGX	Hold Brothers Capital, LLC	151864	BDW - partial	Invoices - membership fees		TL
Membership	BZX, BYX	Keybanc Capital Markets, Inc.	566	BDW - partial	Surveillance investigations		TL
Membership	BZX, BYX, EDGA, EDGX	Legend Securities, Inc.	44952	Revocation of Clearing Letter of Guarantee (Apex)	None	6/23/2014	AS
Membership	BZX, BYX	Merriman Capital, Inc.	18296	BDW - partial	None	7/11/2014	TL
Membership	BZX, BYX	MPS Global Securities, LLC	148689	BDW - partial	Regulatory exam (CBOE)		TL
Membership	BZX, Options	NASDAQ Options Services, LLC	104295	BDW - partial	Surveillance investigations		TL
Membership	BYX	Pinnacle Capital Markets, LLC	119606	Revocation of Clearing Letter of Guarantee (Apex)	Surveillance investigations		AS
Membership	BZX, BYX	Pragma Securities, LLC	136453	Letter	Regulatory exam (FINRA) and surveillance investigations		TL
Membership	BZX	Rafferty Capital Markets, LLC	23682	BDW - partial	Regulatory exam (CBOE)		TL
Membership	EDGX	Seven Points Capital, LLC	144211	BDW - partial	Invoices - membership / transaction fees		TL
Membership	BZX	SJ Levinson & Sons, LLC	143867	BDW - partial	Regulatory exam (CBOE)		TL
Membership	EDGX	SQT Trading, LLC	164446	BDW - partial	Invoices - membership / transaction fees		TL
Membership	BZX, BYX	State Street Global Markets, LLC	30107	BDW - partial	Surveillance investigations		TL
Membership	BZX, BYX	Stock USA Executions Services, Inc.	107403	BDW - partial	Invoices and surveillance investigations		AS

Exchange Agreements Pending Termination

Agreement Type	Exchange(s)	Firm Name	WebCRD #	Method of Notification	Outstanding Conditions	Termination Date	MS Rep
Membership	BZX, BYX	Ascendiant Capital Markets, LLC	152912	BDW - partial	Regulatory exam (CBOE) and surveillance investigations		TL
Membership	EDGX	Belvedere Trading, LLC	132605	Letter	Invoices - membership fees		TL
Membership	BZX	Custom Equity Research, Inc. dba Summer Street Research Partners	127142	BDW - partial	Surveillance investigations		TL
Membership	BZX, BYX	Cuttone & Co., Inc.	33038	BDW - partial	None	6/23/2014	AS
Membership	BZX	Delaney Equity Group, LLC	142285	BDW - partial	Regulatory exam (CBOE)		AS
Membership	BZX	First New York Securities, LLC	16362	BDW - partial	Invocies and regulatory exam (CBOE)		TL
Membership	BZX	Gilder Gagnon Howe & Co.	2002	BDW - partial	Surveillance investigations		TL
Membership	BZX, BYX	Global American Investments, Inc.	41802	Revocation of Clearing Letter of Guarantee (Apex)	Surveillance investigations		AS
Membership	BZX	Grace Financial Group, LLC	104133	BDW - partial	Surveillance investigations		AS
Membership	EDGA, EDGX	Hold Brothers Capital, LLC	151864	BDW - partial	Invoices - membership fees		TL
Membership	BZX, BYX	Keybanc Capital Markets, Inc.	566	BDW - partial	Surveillance investigations		TL
Membership	BZX, BYX, EDGA, EDGX	Legend Securities, Inc.	44952	Revocation of Clearing Letter of Guarantee (Apex)	None	6/23/2014	AS
Membership	BZX, BYX	Merriman Capital, Inc.	18296	BDW - partial	None	7/11/2014	TL
Membership	BZX, BYX	MPS Global Securities, LLC	148689	BDW - partial	Regulatory exam (CBOE)		TL
Membership	BZX, Options	NASDAQ Options Services, LLC	104295	BDW - partial	Surveillance investigations		TL
Membership	BYX	Pinnacle Capital Markets, LLC	119606	Revocation of Clearing Letter of Guarantee (Apex)	Surveillance investigations		AS
Membership	BZX, BYX	Pragma Securities, LLC	136453	Letter	Regulatory exam (FINRA) and surveillance investigations		TL
Membership	BZX	Rafferty Capital Markets, LLC	23682	BDW - partial	Regulatory exam (CBOE)		TL
Membership	EDGX	Seven Points Capital, LLC	144211	BDW - partial	Invoices - membership / transaction fees		TL
Membership	BZX	SJ Levinson & Sons, LLC	143867	BDW - partial	Regulatory exam (CBOE)		TL
Membership	EDGX	SQT Trading, LLC	164446	BDW - partial	Invoices - membership / transaction fees		TL
Membership	BZX, BYX	State Street Global Markets, LLC	30107	BDW - partial	Surveillance investigations		TL
Membership	BZX, BYX	Stock USA Executions Services, Inc.	107403	BDW - partial	Invocies and surveillance investigations		AS

Data Agreements in Progress

Firm Name	Documents / Approval Needed	Notes	MS Rep
Group Forsee, Inc.	The firm needs to return a revised System Description.	Pending subscription for BZX TOP (internal) via Xignite	AS
Sentieo, Inc.	The firm's data Vendor (Pico) needs to return an amended Data Feed Order Form and System Description requesting a subscription for BZX TOP	Pending subscription for BZX TOP (external) via Pico	AS

Data Requests in Progress

Firm Name	Documents / Approval Needed	Notes	MS Rep
Essex Radez, LLC / SpiderRock Gateway Technologies, LLC	Connectivity assignment letters		AS

Data Agreements in Progress

Firm Name	Documents / Approval Needed	Notes	MS Rep
Group Forsee, Inc.	The firm needs to return a revised System Description.	Pending subscription for BZX TOP (internal) via Xignite	AS
Sentieo, Inc.	The firm's data Vendor (Pico) needs to return an amended Data Feed Order Form and System Description requesting a subscription for BZX TOP	Pending subscription for BZX TOP (external) via Pico	AS

Data Requests in Progress

Firm Name	Documents / Approval Needed	Notes	MS Rep
Essex Radez, LLC / SpiderRock Gateway Technologies, LLC	Connectivity assignment letters		AS

Data Agreements Pending Termination

Firm Name	Method of Notification	Notes	Termination Date	MS Rep
Singletick, LLC	Initiated by BATS - termination of service via Vendor	Received Z and Y PITCH via Instinet	6/23/2014	TL
Stevens Capital Management, LP	Initiated by BATS - termination of service via Vendor	Received Z PITCH via Bloomberg	8/4/2014	AS

Data Agreements Pending Termination

Firm Name	Method of Notification	Notes	Termination Date	MS Rep
Singletick, LLC	Initiated by BATS - termination of service via Vendor	Received Z and Y PITCH via Instinet	6/23/2014	TL
Stevens Capital Management, LP	Initiated by BATS - termination of service via Vendor	Received Z PITCH via Bloomberg	8/4/2014	AS

Direct Edge Holdings

For the Twelve Months Ending December 31, 2013

	December, 2012	January, 2013	February, 2013	March, 2013	April, 2013	May, 2013	June, 2013	July, 2013	August, 2013	September, 2013	October, 2013	November, 2013	December, 2013
Assets													
Cash and Cash Equivalents	$3,459,763.11	$3,493,613.75	$3,493,985.71	$3,494,359.33	$2,997,663.27	$3,005,446.55	$3,052,343.09	$3,052,610.76	$3,043,593.41	$3,019,957.83	$3,203,159.17	$3,481,749.40	$12,094,466.06
Commissions and Fees Receivabl	617,636.00	617,636.00	617,638.00	617,636.00	1,114,863.00	1,114,863.00	1,125,863.00	1,125,863.00	1,125,863.00	1,143,863.00	665,062.00	259,097.00	222,033.00
Goodwill, Less Accumulated Amo	23,830,000.00	23,830,000.00	23,830,000.00	23,830,000.00	23,830,000.00	23,830,000.00	23,830,000.00	23,830,000.00	23,830,000.00	23,830,000.00	23,830,000.00	23,830,000.00	23,830,000.00
Intercompany Rec/(Pay)	33,440.00				7,477.16	57,859.00		(9,317.21)	60,058.00	182,893.41	278,339.52	642,090.00	67,064.00
Total Assets	27,941,041.11	27,941,451.75	27,941,823.71	27,942,197.33	27,950,003.43	28,008,168.55	28,008,206.09	27,999,156.55	28,059,514.41	28,176,714.24	28,196,560.69	28,212,936.40	36,213,585.06
Liabilities and Stockholders' Equity													
Liabilities													
Payable to Brokers, Dealers, and (	9,935.73												
Accrued Compensation and Other	9,317.21	9,317.21	9,317.21	9,317.21	9,317.21	9,317.21	9,317.21						
Total Liabilities	19,252.94	9,317.21	9,317.21	9,317.21	9,317.21	9,317.21	9,317.21						
Stockholders' Equity													
Additional Paid-in-Capital	35,538,262.04	35,538,262.04	35,538,262.04	35,538,262.04	35,538,262.04	35,538,262.04	35,538,262.04	35,538,262.04	35,538,262.04	35,538,262.04	35,538,262.04	35,538,262.04	43,538,262.04
Retained Earnings	(7,616,473.87)	(7,606,127.50)	(7,605,755.54)	(7,605,381.92)	(7,597,575.82)	(7,539,410.70)	(7,539,373.16)	(7,539,105.49)	(7,478,747.63)	(7,361,547.80)	(7,341,701.35)	(7,325,325.64)	(7,324,676.96)
Total Stockholder's Equity	27,921,788.17	27,932,134.54	27,932,506.50	27,932,880.12	27,940,686.22	27,998,851.34	27,998,888.88	27,999,156.55	28,059,514.41	28,176,714.24	28,196,560.69	28,212,936.40	36,213,585.06
Total Liabilities and Stockholders	27,941,041.11	27,941,451.75	27,941,823.71	27,942,197.33	27,950,003.43	28,008,168.55	28,008,206.09	27,999,156.55	28,059,514.41	28,176,714.24	28,196,560.69	28,212,936.40	36,213,585.06

Direct Edge Holdings

For the Twelve Months Ending December 31, 2013

	December, 2012	January, 2013	February, 2013	March, 2013	April, 2013	May, 2013	June, 2013	July, 2013	August, 2013	September, 2013	October, 2013	November, 2013	December, 2013
Assets													
Cash and Cash Equivalents:													
1001-000-00 Cash - JPM MMDA	358,238.86	391,694.51	391,709.65	391,726.41	894,742.43	902,257.89	949,154.43	949,195.03	939,916.40	916,014.88	1,098,948.23	1,377,287.75	9,989,749.76
1003-000-00 Cash - ML STMM	3,101,524.25	3,101,919.24	3,102,276.06	3,102,632.92	2,102,920.84	2,103,188.66	2,103,188.66	2,103,415.73	2,103,675.01	2,103,942.95	2,104,210.94	2,104,461.65	2,104,738.32
Total Cash and Cash Equivalent	3,459,763.11	3,493,613.75	3,493,985.71	3,494,359.33	2,997,663.27	3,005,446.55	3,052,343.09	3,052,610.76	3,043,593.41	3,019,957.83	3,203,159.17	3,481,749.40	12,094,466.06
Commissions and Fees Receivable:													
1100-000-00 Due from Partners	617,636.00	617,636.00	617,638.00	617,636.00	1,114,863.00	1,114,863.00	1,125,863.00	1,125,863.00	1,125,863.00	1,143,863.00	665,062.00	259,097.00	222,033.00
Total Commissions and Fees Re	617,636.00	617,636.00	617,638.00	617,636.00	1,114,863.00	1,114,863.00	1,125,863.00	1,125,863.00	1,125,863.00	1,143,863.00	665,062.00	259,097.00	222,033.00
Goodwill, Less Accumulated Amortization:													
1600-000-00 Goodwill	23,830,000.00	23,830,000.00	23,830,000.00	23,830,000.00	23,830,000.00	23,830,000.00	23,830,000.00	23,830,000.00	23,830,000.00	23,830,000.00	23,830,000.00	23,830,000.00	23,830,000.00
Total Goodwill, Less Accumulate	23,830,000.00	23,830,000.00	23,830,000.00	23,830,000.00	23,830,000.00	23,830,000.00	23,830,000.00	23,830,000.00	23,830,000.00	23,830,000.00	23,830,000.00	23,830,000.00	23,830,000.00
Intercompany Rec/(Pay):													
1404-000-00 Intercompany DEI	33,440.00				7,477.16	57,859.00		(9,317.21)	60,058.00	182,893.41	276,339.52	642,090.00	67,064.00
Total Intercompany Rec/(Pay)	33,440.00				7,477.16	57,859.00		(9,317.21)	60,058.00	182,893.41	278,339.52	642,090.00	67,064.00
Total Assets	27,941,041.11	27,941,451.75	27,941,823.71	27,942,197.33	27,950,003.43	28,008,168.55	28,008,206.09	27,999,156.55	28,059,514.41	28,176,714.24	28,196,560.69	28,212,936.40	36,213,585.06
Liabilities and Stockholders' Equity													
Liabilities													
Payable to Brokers, Dealers, and Clearing Organizations:													
2200-000-00 Route Fees Payable	9,935.73												
Total Payable to Brokers, Dealer	9,935.73												
Accrued Compensation and Other Accrued Expenses:													
2502-000-00 Other Accrued Liabilit	9,317.21	9,317.21	9,317.21	9,317.21	9,317.21	9,317.21	9,317.21						
Total Accrued Compensation an	9,317.21	9,317.21	9,317.21	9,317.21	9,317.21	9,317.21	9,317.21						
Total Liabilities	19,252.94	9,317.21	9,317.21	9,317.21	9,317.21	9,317.21	9,317.21						
Stockholders' Equity													
Additional Paid-in-Capital:													
3000-000-00 Additional Paid-in Cap	35,538,262.04	35,538,262.04	35,538,262.04	35,538,262.04	35,538,262.04	35,538,262.04	35,538,262.04	35,538,262.04	35,538,262.04	35,538,262.04	35,538,262.04	35,538,262.04	43,538,262.04
Total Additional Paid-in-Capital	35,538,262.04	35,538,262.04	35,538,262.04	35,538,262.04	35,538,262.04	35,538,262.04	35,538,262.04	35,538,262.04	35,538,262.04	35,538,262.04	35,538,262.04	35,538,262.04	43,538,262.04
Retained Earnings:													
3100-000-00 Retained Earnings	(7,920,495.90)	(7,616,473.87)	(7,616,473.87)	(7,616,473.87)	(7,616,473.87)	(7,616,473.87)	(7,616,473.87)	(7,616,473.87)	(7,616,473.87)	(7,616,473.87)	(7,616,473.87)	(7,616,473.87)	(7,616,473.87)
4030-000-00 Market Data Revenue	261,625.31	9,935.73	9,935.73	9,935.73	17,412.89	75,271.89	75,271.89	75,271.89	135,329.89	252,223.30	271,761.82	287,886.82	287,886.82
4050-000-00 Interest Revenue	42,447.72	410.64	782.60	1,156.22	1,465.16	1,791.26	1,828.82	2,096.49	2,396.35	2,702.77	3,010.70	3,261.41	3,910.09
9004-000-00 Misc Expense	(51.00)												
Total Retained Earnings	(7,616,473.87)	(7,606,127.50)	(7,605,755.54)	(7,605,381.92)	(7,597,575.82)	(7,539,410.70)	(7,539,373.16)	(7,539,105.49)	(7,478,747.63)	(7,361,547.80)	(7,341,701.35)	(7,325,325.64)	(7,324,676.96)
Total Stockholder's Equity	27,921,788.17	27,932,134.54	27,932,506.50	27,932,880.12	27,940,686.22	27,998,851.34	27,998,888.88	27,999,156.55	28,059,514.41	28,176,714.24	28,196,560.69	28,212,936.40	36,213,585.06
Total Liabilities and Stockholders	27,941,041.11	27,941,451.75	27,941,823.71	27,942,197.33	27,950,003.43	28,008,168.55	28,008,206.09	27,999,156.55	28,059,514.41	28,176,714.24	28,196,560.69	28,212,936.40	36,213,585.06

Direct Edge Holdings

For the Month Ending December 31, 2013

	January, 2013	February, 2013	March, 2013	April, 2013	May, 2013	June, 2013	July, 2013	August, 2013	September, 2013	October, 2013	November, 2013	December, 2013	YTD
Revenues													
Market Data	9,935.73			7,477.16	57,859.00			60,058.00	116,893.41	19,538.52	16,125.00		$287,886.82
Total Revenues	9,935.73			7,477.16	57,859.00			60,058.00	116,893.41	19,538.52	16,125.00		287,886.82
Cost of Revenues													
Gross Margins	9,935.73			7,477.16	57,859.00			60,058.00	116,893.41	19,538.52	16,125.00		287,886.82
Gross Margins as a % of Revenues	100.00%			100.00%	100.00%			100.00%	100.00%	100.00%	100.00%		700.00%
Fixed Expenses													
Pre-Tax Income	9,935.73			7,477.16	57,859.00			60,058.00	116,893.41	19,538.52	16,125.00		287,886.82
Net Interest	(410.64)	(371.96)	(373.62)	(328.94)	(306.12)	(37.54)	(267.67)	(299.86)	(306.42)	(307.93)	(250.71)	(648.68)	(3,910.09)
Pre-Tax Income	10,346.37	371.96	373.62	7,806.10	58,165.12	37.54	267.67	60,357.86	117,199.83	19,846.45	16,375.71	648.68	291,796.91
Net Income/(Loss)	10,346.37	371.96	373.62	7,806.10	58,165.12	37.54	267.67	60,357.86	117,199.83	19,846.45	16,375.71	648.68	291,796.91

Direct Edge Holdings

For the Month Ending December 31, 2013

	January, 2013	February, 2013	March, 2013	April, 2013	May, 2013	June, 2013	July, 2013	August, 2013	September, 2013	October, 2013	November, 2013	December, 2013	YTD
Revenues													
Market Data:													
4030-000-00 Market Data Revenue	9,935.73			7,477.16	57,859.00			60,058.00	116,893.41	19,538.52	16,125.00		287,886.82
Total Market Data	9,935.73			7,477.16	57,859.00			60,058.00	116,893.41	19,538.52	16,125.00		287,886.82
Total Revenues	9,935.73			7,477.16	57,859.00			60,058.00	116,893.41	19,538.52	16,125.00		287,886.82
Cost of Revenues													
Gross Margins	9,935.73			7,477.16	57,859.00			60,058.00	116,893.41	19,538.52	16,125.00		287,886.82
Gross Margins as a % of Revenues	100.00%			100.00%	100.00%			100.00%	100.00%	100.00%	100.00%		700.00%
Fixed Expenses													
Pre-Tax Income	9,935.73			7,477.16	57,859.00			60,058.00	116,893.41	19,538.52	16,125.00		287,886.82
Net Interest:													
4050-000-00 Interest Revenue	(410.64)	(371.96)	(373.62)	(328.94)	(306.12)	(37.54)	(267.67)	(299.86)	(306.42)	(307.93)	(250.71)	(648.68)	(3,910.09)
Total Net Interest	(410.64)	(371.96)	(373.62)	(328.94)	(306.12)	(37.54)	(267.67)	(299.86)	(306.42)	(307.93)	(250.71)	(648.68)	(3,910.09)
Pre-Tax Income	10,346.37	371.96	373.62	7,806.10	58,165.12	37.54	267.67	60,357.86	117,199.83	19,846.45	16,375.71	648.68	291,796.91
Net Income/(Loss)	10,346.37	371.96	373.62	7,806.10	58,165.12	37.54	267.67	60,357.86	117,199.83	19,846.45	16,375.71	648.68	291,796.91

Direct Edge Inc

For the Twelve Months Ending December 31, 2013

	December, 2012	January, 2013	February, 2013	March, 2013	April, 2013	May, 2013	June, 2013	July, 2013	August, 2013	September, 2013	October, 2013	November, 2013	December, 2013
Assets													
Cash and Cash Equivalents	$12,342,944.05	$4,300,855.90	$11,980,258.31	$8,613,261.79	$3,922,536.20	$10,169,604.11	$13,919,937.97	$10,900,145.52	$14,363,716.17	$20,620,527.16	$25,731,845.80	$27,641,479.11	$29,364,065.63
Commissions and Fees Receivabl	2,318,678.57	2,590,354.81	3,131,159.54	3,194,010.33	2,613,370.13	2,671,927.90	3,044,638.68	3,229,043.39	2,422,811.98	3,220,453.66	3,062,802.51	3,743,908.32	3,525,393.51
Fixed Assets and Leasehold Imprc	11,795,967.93	11,565,954.31	11,479,561.58	11,569,028.94	11,629,227.15	11,500,082.60	11,428,381.46	12,533,843.75	12,927,381.66	13,824,532.18	13,880,591.13	14,376,720.23	14,264,337.76
Goodwill, Less Accumulated Amor	10,953,201.99	10,953,201.99	10,953,201.99	10,953,201.99	10,953,201.99	10,953,201.99	10,953,201.99	10,953,201.99	10,953,201.99	10,953,201.99	10,953,201.99	10,953,201.99	10,953,201.99
Intangible Assets, Less Accumulat	1,236,983.03	1,228,791.10	1,220,599.17	1,212,407.24	1,204,215.31	1,196,023.38	1,187,831.45	1,179,639.52	1,171,447.59	1,163,255.66	1,155,063.73	1,146,871.80	1,138,679.87
Intercompany Rec/(Pay)	8,862,781.90	11,242,034.74	6,345,290.20	12,160,344.95	18,333,279.10	9,596,670.95	6,451,645.82	10,953,840.54	11,616,753.28	7,326,294.78	6,936,724.40	6,270,309.02	5,980,123.43
Deferred Tax Asset	41,701,746.00	41,701,746.00	41,701,746.00	41,701,746.00	41,701,746.00	41,701,746.00	41,701,746.00	41,701,746.00	41,701,746.00	41,701,746.00	41,701,746.00	41,701,746.00	36,545,821.00
Current Tax Rec/(Pay)	81,171.33	91,421.32	91,504.95	93,252.62	93,601.67	95,017.63	95,174.72	95,781.67	6,064.74	5,453.22	5,980.21	6,886.65	7,418.86
Other Assets	3,347,651.71	3,407,303.87	3,062,745.98	3,070,452.24	2,256,690.76	4,741,081.04	4,385,503.81	4,483,402.72	4,141,753.87	3,218,420.78	3,359,220.79	3,393,439.41	3,348,335.60
Total Assets	92,641,126.51	87,081,664.04	89,966,067.72	92,567,706.10	92,707,868.31	92,625,355.60	93,168,061.90	96,030,645.10	99,304,877.28	102,033,885.43	106,787,176.56	109,234,564.53	105,127,377.65
Liabilities and Stockholders' Equity													
Liabilities													
Payable to Brokers, Dealers, and Clearing Organizations									26.70				
Rebates Payable						14,605.26	11,250.00	8,022.47	11,772.47	15,522.47	15,000.00	18,750.00	6,352.52
Loans Payable	25,000,000.00	12,500,000.00	12,500,000.00	12,500,000.00	10,500,000.00	8,000,000.00	8,000,000.00	6,000,000.00	6,000,000.00	6,000,000.00	6,000,000.00	6,000,000.00	6,000,000.00
Accrued Compensation and Other	7,719,156.27	2,635,534.31	4,692,493.10	6,502,779.79	7,833,319.64	9,134,030.28	8,803,530.51	12,058,304.03	13,564,305.28	14,732,667.19	18,008,247.15	18,871,205.16	17,485,237.97
Total Liabilities	32,719,156.27	15,135,534.31	17,192,493.10	19,002,779.79	18,333,319.64	17,148,635.54	16,814,780.51	18,066,326.50	19,576,104.45	20,748,189.66	24,023,247.15	24,889,955.16	23,491,590.49
Stockholders' Equity													
Additional Paid-In-Capital	48,615,899.55	59,745,899.55	59,875,899.55	60,005,899.55	60,135,899.55	60,265,899.55	60,395,899.55	60,525,899.55	60,645,899.55	60,765,899.55	60,885,899.55	61,005,899.55	61,123,796.55
Retained Earnings	11,306,070.69	12,200,230.18	12,897,675.07	13,559,026.76	14,238,649.12	15,210,820.51	15,957,381.84	17,438,419.05	19,082,873.28	20,519,796.22	21,878,029.86	23,338,709.82	20,511,990.61
Total Stockholder's Equity	59,921,970.24	71,946,129.73	72,773,574.62	73,564,926.31	74,374,548.67	75,476,720.06	76,353,281.39	77,964,318.60	79,728,772.83	81,285,695.77	82,763,929.41	84,344,609.37	81,635,787.16
Total Liabilities and Stockholders	92,641,126.51	87,081,664.04	89,966,067.72	92,567,706.10	92,707,868.31	92,625,355.60	93,168,061.90	96,030,645.10	99,304,877.28	102,033,885.43	106,787,176.56	109,234,564.53	105,127,377.65

Direct Edge Inc

For the Twelve Months Ending December 31, 2013

	December, 2012	January, 2013	February, 2013	March, 2013	April, 2013	May, 2013	June, 2013	July, 2013	August, 2013	September, 2013	October, 2013	November, 2013	December, 2013
Assets													
Cash and Cash Equivalents:													
1001-000-00 DEI JPM Operating Account								5.00					
1002-000-00 Cash - JPM Operating	11,587,824.74	3,288,261.87	11,686,242.58	8,319,476.50	3,628,915.51	9,876,147.70	13,626,818.12	10,607,012.12	14,070,750.41	20,327,719.07	25,435,639.10	27,356,770.93	28,798,996.80
1003-000-00 Cash - JPM Payroll	755,119.31	1,012,594.03	294,015.73	293,785.29	293,620.69	293,456.41	293,119.85	293,128.40	292,965.76	292,808.09	296,206.70	284,708.18	565,068.83
Total Cash and Cash Equivalent	12,342,944.05	4,300,855.90	11,980,258.31	8,613,261.79	3,922,536.20	10,169,604.11	13,919,937.97	10,900,145.52	14,363,716.17	20,620,527.16	25,731,845.80	27,641,479.11	29,364,065.63
Commissions and Fees Receivable:													
1130-000-00 AR - Allowance for Dou	(341,374.25)	(299,122.02)	(224,288.95)	(177,397.32)	(226,263.47)	(256,122.13)	(281,122.13)	(288,125.86)	(332,268.95)	(346,666.96)	(427,542.47)	(267,454.59)	(138,203.63)
1141-000-00 AR - Connectivity Fees	2,525,706.80	2,822,870.90	3,181,081.45	3,247,918.14	2,773,027.67	2,777,685.39	3,102,133.57	3,222,153.01	2,392,957.45	3,430,712.15	3,379,383.82	3,891,355.88	3,585,343.48
1150-000-00 Due from ISE LLC	135,330.26	67,590.13	141,955.06	204,341.06	67,590.13	146,490.13	219,752.73	291,141.73	362,530.73	86,815.71	61,368.40	70,414.27	28,800.00
1199-000-00 Miscellaneous Receiva	3,874.51	3,874.51	37,270.69	(75,992.84)	3,874.51	3,874.51	3,874.51	3,874.51	(407.25)	49,592.76	49,592.76	49,592.76	49,453.86
4013-000-00 Comissions Clearing	(4,858.75)	(4,858.71)	(4,858.71)	(4,858.71)	(4,858.71)								
Total Commissions and Fees Re	2,318,678.57	2,590,354.81	3,131,159.54	3,194,010.33	2,613,370.13	2,671,927.90	3,044,638.68	3,229,043.39	2,422,811.98	3,220,453.66	3,062,802.51	3,743,908.32	3,525,393.51
Fixed Assets and Leasehold Improvements Less Depreciation:													
1500-000-00 Hardware	7,457,568.85	7,480,131.03	7,642,532.47	7,978,262.78	8,036,858.19	8,139,628.15	8,169,767.75	8,733,512.09	9,191,246.12	10,471,934.26	10,493,918.26	10,513,061.61	10,532,363.76
1502-000-00 Software	7,437,476.74	7,437,476.74	7,445,476.74	7,468,972.95	7,603,342.95	7,613,856.75	7,613,856.75	8,255,943.61	8,255,943.61	8,255,943.61	8,255,943.61	8,378,051.60	8,378,051.60
1503-000-00 Network Equipment	907,919.57	907,919.57	907,919.57	907,919.57	947,996.43	947,996.43	947,996.43	947,996.43	1,035,396.93	1,029,996.93	1,029,996.93	1,029,996.93	1,029,996.93
1504-000-00 Telephone Equipment	177,181.32	253,320.07	253,320.07	264,629.87	304,214.15	304,214.15	304,214.15	304,214.15	304,214.15	304,214.15	355,108.22	366,705.56	366,705.56
1505-000-00 Leasehold Improvemer	5,112,151.42	5,112,865.42	5,119,397.42	5,119,397.42	5,198,913.83	5,261,802.99	5,278,219.69	5,494,960.25	5,673,175.16	5,870,141.18	6,143,871.37	6,218,451.56	6,254,567.81
1506-000-00 Furniture and Fixtures	1,245,670.21	1,245,670.21	1,245,670.21	1,246,871.75	1,248,057.61	1,249,278.75	1,366,136.99	1,377,062.35	1,389,988.54	1,394,904.57	1,394,904.57	1,394,904.57	1,444,445.57
1507-000-00 Internally Developed S	12,042,738.40	12,233,125.73	12,423,513.06	12,655,563.40	12,859,838.40	13,064,113.40	13,330,234.23	13,555,124.50	13,780,014.77	13,931,264.29	14,164,801.79	14,398,340.20	14,621,152.70
1549-000-00 Fixed Asset Clearing	(89.19)	0.81	0.81	0.81	0.81	0.81	0.81	0.81			(10,992.00)		
1550-000-00 A/Depr - Hardware	(3,700,639.19)	(3,885,084.04)	(4,047,311.79)	(4,234,625.64)	(4,416,473.17)	(4,599,859.48)	(4,777,026.16)	(4,972,691.07)	(5,180,268.98)	(5,411,234.52)	(5,646,834.24)	(5,880,559.52)	(6,125,902.34)
1551-000-00 A/Depr - Datacenter Ha	(1,895,098.20)	(1,898,054.57)	(1,898,054.57)	(1,898,054.57)	(1,898,054.57)	(1,898,054.57)	(1,898,054.57)	(1,898,054.57)	(1,898,054.57)	(1,923,303.93)	(1,927,700.71)	(1,949,596.55)	(1,976,949.10)
1552-000-00 A/Depr - Software	(6,383,325.17)	(6,447,304.75)	(6,496,190.38)	(6,550,161.20)	(6,605,553.81)	(6,663,090.22)	(6,718,296.17)	(6,793,503.55)	(6,868,512.73)	(6,939,237.95)	(7,013,112.15)	(7,085,511.94)	(7,156,203.69)
1553-000-00 A/Depr - Network Equip	(884,349.03)	(892,513.11)	(899,887.12)	(908,051.20)	(909,148.20)	(910,281.76)	(911,378.76)	(912,512.32)	(916,117.98)	(914,075.70)	(917,681.36)	(921,170.71)	(924,776.33)
1554-000-00 A/Depr - Telephone Eq	(145,377.31)	(149,677.85)	(153,562.21)	(158,054.76)	(163,052.73)	(168,217.30)	(173,215.27)	(178,379.85)	(181,522.82)	(184,516.06)	(188,523.06)	(192,591.28)	(196,232.43)
1555-000-00 A/Depr - Leasehold Im	(2,226,888.02)	(2,292,320.10)	(2,351,481.40)	(2,416,981.39)	(2,482,444.88)	(2,551,128.91)	(2,617,779.35)	(2,690,745.81)	(2,766,092.34)	(3,017,683.76)	(3,103,586.82)	(3,186,312.14)	(3,226,459.21)
1556-000-00 A/Depr - Furniture and	(555,732.47)	(569,915.62)	(582,726.18)	(596,921.95)	(610,673.69)	(624,898.65)	(640,035.76)	(655,809.91)	(671,740.77)	(686,795.90)	(756,124.32)	(772,491.53)	(790,004.77)
1557-000-00 A/Depr - Internally Dev	(8,670,275.72)	(8,846,720.95)	(9,006,090.84)	(9,186,774.62)	(9,361,629.89)	(9,542,313.66)	(9,723,295.02)	(9,910,309.08)	(10,097,323.15)	(10,280,464.40)	(10,472,291.54)	(10,657,930.76)	(10,856,909.97)
1501-000-00 Datacenter Hardware	1,877,035.72	1,877,035.72	1,877,035.72	1,877,035.72	1,877,035.72	1,877,035.72	1,877,035.72	1,877,035.72	1,877,035.72	1,923,445.41	2,078,892.58	2,723,372.63	2,890,491.67
Total Fixed Assets and Leasehol	11,795,967.93	11,565,954.31	11,479,561.58	11,569,028.94	11,629,227.15	11,500,082.60	11,428,381.46	12,533,843.75	12,927,381.66	13,824,532.18	13,880,591.13	14,376,720.23	14,264,337.76
Goodwill, Less Accumulated Amortization:													
1600-000-00 Goodwill	10,953,201.99	10,953,201.99	10,953,201.99	10,953,201.99	10,953,201.99	10,953,201.99	10,953,201.99	10,953,201.99	10,953,201.99	10,953,201.99	10,953,201.99	10,953,201.99	10,953,201.99
Total Goodwill, Less Accumulate	10,953,201.99	10,953,201.99	10,953,201.99	10,953,201.99	10,953,201.99	10,953,201.99	10,953,201.99	10,953,201.99	10,953,201.99	10,953,201.99	10,953,201.99	10,953,201.99	10,953,201.99
Intangible Assets, Less Accumulated Amortization:													
1620-000-00 Intangible Asset - EDG	33,810.00	33,810.00	33,810.00	33,810.00	33,810.00	33,810.00	33,810.00	33,810.00	33,810.00	33,810.00	33,810.00	33,810.00	33,810.00
1625-000-00 Accumulated Amort - E	(5,447.07)	(5,634.90)	(5,822.73)	(6,010.56)	(6,198.39)	(6,386.22)	(6,574.05)	(6,761.88)	(6,949.71)	(7,137.54)	(7,325.37)	(7,513.20)	(7,701.03)
1626-000-00 Accumulated Amort EC	(113,530.36)	(117,445.20)	(121,360.04)	(125,274.88)	(129,189.72)	(133,104.56)	(137,019.40)	(140,934.24)	(144,849.08)	(148,763.92)	(152,678.76)	(156,593.60)	(160,508.44)
1630-000-00 Intangible Asset - EDG	31,395.00	31,395.00	31,395.00	31,395.00	31,395.00	31,395.00	31,395.00	31,395.00	31,395.00	31,395.00	31,395.00	31,395.00	31,395.00
1631-000-00 Intangible Asset - EDG	704,672.00	704,672.00	704,672.00	704,672.00	704,672.00	704,672.00	704,672.00	704,672.00	704,672.00	704,672.00	704,672.00	704,672.00	704,672.00
1635-000-00 Accumulated Amort EC	(5,058.18)	(5,232.60)	(5,407.02)	(5,581.44)	(5,755.86)	(5,930.28)	(6,104.70)	(6,279.12)	(6,453.54)	(6,627.96)	(6,802.38)	(6,976.80)	(7,151.22)
1636-000-00 Accumulated Amort EC	(113,530.36)	(117,445.20)	(121,360.04)	(125,274.88)	(129,189.72)	(133,104.56)	(137,019.40)	(140,934.24)	(144,849.08)	(148,763.92)	(152,678.76)	(156,593.60)	(160,508.44)
1621-000-00 Intangible Asset - EDG	704,672.00	704,672.00	704,672.00	704,672.00	704,672.00	704,672.00	704,672.00	704,672.00	704,672.00	704,672.00	704,672.00	704,672.00	704,672.00
Total Intangible Assets, Less Ac	1,236,983.03	1,228,791.10	1,220,599.17	1,212,407.24	1,204,215.31	1,196,023.38	1,187,831.45	1,179,639.52	1,171,447.59	1,163,255.66	1,155,063.73	1,146,871.80	1,138,679.87
Intercompany Rec/(Pay):													
1400-000-00 Intercompany - DE Rou	279,822.36	384,708.50	359,203.65	339,001.22	335,166.06	346,170.13	299,847.65	342,385.90	357,179.81	353,084.63	351,631.62	395,589.00	253,628.00
1403-000-00 Intercompany EDGA	3,777,457.29	2,678,015.31	2,759,327.96	5,404,093.81	8,236,437.08	5,669,788.30	2,705,182.29	3,201,841.15	3,268,780.13	3,151,192.81	3,007,924.88	2,827,928.41	2,955,703.32
1404-000-00 Intercompany EDGX	4,838,942.25	8,179,310.93	3,226,758.59	6,417,249.92	9,769,151.12	3,638,571.52	3,446,615.88	7,400,296.28	8,050,851.34	4,004,910.75	3,855,507.42	3,688,881.61	2,837,856.11
1401-000-00 Intercompany - DE Hol	(33,440.00)				(7,477.16)	(57,859.00)		9,317.21	(60,058.00)	(182,893.41)	(278,339.52)	(642,090.00)	(67,064.00)
Total Intercompany Rec/(Pay)	8,862,781.90	11,242,034.74	6,345,290.20	12,160,344.95	18,333,279.10	9,596,670.95	6,451,645.82	10,953,840.54	11,616,753.28	7,326,294.78	6,936,724.40	6,270,309.02	5,980,123.43

Deferred Tax Asset:													
1310-000-00 Deferred Tax Asset	41,701,746.00	41,701,746.00	41,701,746.00	41,701,746.00	41,701,746.00	41,701,746.00	41,701,746.00	41,701,746.00	41,701,746.00	41,701,746.00	41,701,746.00	41,701,746.00	36,545,821.00
Total Deferred Tax Asset	41,701,746.00	41,701,746.00	41,701,746.00	41,701,746.00	41,701,746.00	41,701,746.00	41,701,746.00	41,701,746.00	41,701,746.00	41,701,746.00	41,701,746.00	41,701,746.00	36,545,821.00
Current Tax Rec/(Pay):													
1302-000-00 UEZ NJ Sales Tax Rec	81,171.33	91,421.32	91,504.95	93,252.62	93,601.67	95,017.63	95,174.72	95,781.67	6,064.74	5,453.22	5,980.21	6,888.65	7,418.86
Total Current Tax Rec/(Pay)	81,171.33	91,421.32	91,504.95	93,252.62	93,601.67	95,017.63	95,174.72	95,781.67	6,064.74	5,453.22	5,980.21	6,888.65	7,418.86
Other Assets:													
1300-000-00 Prepaid Expenses	3,016,741.54	3,108,390.09	2,795,828.59	2,835,531.24	2,053,766.15	4,570,152.82	4,246,571.98	4,376,467.28	4,066,814.82	3,175,478.12	2,955,322.79	3,023,199.58	3,011,753.94
1303-000-00 Deposits	20,000.00	20,000.00	20,000.00	20,000.00	20,000.00	20,000.00	20,000.00	20,000.00	20,000.00	20,000.00			
1304-000-00 Exchange Membership	12,960.20	12,960.20	12,960.20	12,960.20	12,960.20	12,960.20	12,960.20	12,960.20	12,960.20	12,960.20			
1301-000-00 Prepaid Insurance	297,949.97	265,953.58	233,957.19	201,960.80	169,964.41	137,968.02	105,971.63	73,975.24	41,978.85	9,982.46	403,898.00	370,239.83	336,581.66
Total Other Assets	3,347,651.71	3,407,303.87	3,062,745.98	3,070,452.24	2,256,690.76	4,741,081.04	4,385,503.81	4,483,402.72	4,141,753.87	3,218,420.78	3,359,220.79	3,393,439.41	3,348,335.60
Total Assets	92,641,126.51	87,081,664.04	89,966,067.72	92,567,706.10	92,707,868.31	92,625,355.60	93,168,061.90	96,030,645.10	99,304,877.28	102,033,885.43	106,787,176.56	109,234,564.53	105,127,377.65
Liabilities and Stockholders' Equity													
Liabilities													
Payable to Brokers, Dealers, and Clearing Organizations:													
2200-000-00 Accrued Route Fees									26.70				
Total Payable to Brokers, Dealers, and Clearing Organizations									26.70				
Rebates Payable:													
2100-000-00 Rebates Payable						14,605.26	11,250.00	8,022.47	11,772.47	15,522.47	15,000.00	18,750.00	6,352.52
Total Rebates Payable						14,605.26	11,250.00	8,022.47	11,772.47	15,522.47	15,000.00	18,750.00	6,352.52
Loans Payable:													
2350-000-00 Loans Payable	25,000,000.00	12,500,000.00	12,500,000.00	12,500,000.00	10,500,000.00	8,000,000.00	8,000,000.00	6,000,000.00	6,000,000.00	6,000,000.00	6,000,000.00	6,000,000.00	6,000,000.00
Total Loans Payable	25,000,000.00	12,500,000.00	12,500,000.00	12,500,000.00	10,500,000.00	8,000,000.00	8,000,000.00	6,000,000.00	6,000,000.00	6,000,000.00	6,000,000.00	6,000,000.00	6,000,000.00
Accrued Compensation and Other Accrued Expenses:													
2400-000-00 Accrued Payroll Expen	2,780.77	3,938.27	5,375.77	6,538.29	(1,987.96)	(587.96)	812.04	(3,507.21)	(3,494.72)	(1,914.74)	3,187.18	31.98	2,829.56
2402-000-00 T&E Clearing Account				0.40	0.40	(0.60)	(0.61)	(0.61)				0.20	
2404-000-00 FSA		(1,768.52)	(5,062.68)	(5,371.19)	(6,805.22)	(12,926.41)	(26,802.19)	(30,025.43)	(27,006.32)	(27,643.97)	(34,613.98)	(43,440.09)	
2405-000-00 Bonus Accrual	6,832,000.03	730,842.20	1,743,842.20	2,717,842.20	3,553,513.04	4,460,513.04	5,265,513.04	6,006,513.04	6,821,513.04	7,621,513.04	8,299,440.35	9,109,440.35	10,469,159.66
2500-000-00 Accounts Payable	28,366.66	375,351.06	28,366.66	28,366.66	112,966.10						65,192.57		
2501-000-00 Accrued Audit and Tax	352,235.90	415,278.35	550,237.15	380,406.25	406,966.41	458,423.36	237,736.66	675,939.69	988,340.35	466,120.00	372,904.97	459,684.97	311,326.76
2502-000-00 Other Accrued Expens	60,540.61	219,902.64	273,494.14	263,161.39	290,640.70	38,090.38	84,513.19	103,488.69	67,427.16	83,913.66	125,033.70	160,917.68	124,542.62
2503-000-00 Payable to Knight	422.65	422.65	422.65	37.28	6,607.50								
2504-000-00 Accrued Rent	0.01	(2,015.99)	(2,015.99)	(20,735.99)	(24,812.79)								
2505-000-00 Accrued Lease Expens	(0.01)	(0.01)	(9,440.04)	28,320.08	37,760.11	47,200.14	56,640.17	66,080.20	75,520.23	84,960.26	94,400.29	103,840.32	113,280.35
2506-000-00 Accrued Data Comm	1,024,698.96	684,718.14	1,053,343.80	1,111,485.08	779,029.11	834,921.13	785,355.95	1,620,544.92	746,399.34	840,047.35	1,054,400.00	812,732.77	680,798.62
2507-000-00 Accrued Legal Fees	179,617.22	171,974.90	109,793.11	74,654.45	68,398.80	80,268.61	114,762.71	480,772.42	1,475,338.39	1,440,023.33	1,060,158.57	696,680.38	49,038.61
2508-000-00 Sales Tax Payable	20,626.68	37,669.94	(73,809.16)	(88,370.26)	(90,324.88)	(77,958.10)	(75,260.46)	(75,519.65)	(69,192.80)	(66,943.30)	(66,696.74)	(64,895.34)	(66,562.59)
2509-000-00 Deferred Rent Expense	571,670.86	572,507.86	573,344.86	574,181.86	575,018.86	575,855.86	576,692.86	577,529.86	578,366.86	579,203.86	580,040.86	580,877.86	581,714.86
2510-000-00 Accrued Tax Expense	(2,663,258.79)	(1,814,409.79)	(693,882.45)	70,899.55	874,245.55	1,624,724.55	820,806.55	1,542,127.55	2,102,216.55	2,854,768.76	5,564,104.76	6,398,159.76	3,478,370.07
2511-000-00 Accrued Regulatory Fe	720,954.50	698,244.75	644,957.75	915,812.75	852,108.00	552,279.75	657,325.50	840,548.50	602,799.00	702,846.00	786,846.00	604,000.00	829,439.00
2512-000-00 Accrued Project Delta Expenses													363,300.47
2550-000-00 Deferred Connectivity F	588,500.03	542,877.67	493,525.15	445,551.21	399,996.13	353,225.78	302,764.95	253,812.06	206,078.21	155,772.94	103,848.62	51,924.30	547,999.98
2401-000-00 Payroll Clearing Accou	0.19	0.19	0.18	(0.22)	(0.22)	0.75	2,670.15		(0.01)			1,250.02	
Total Accrued Compensation and	7,719,156.27	2,635,534.31	4,692,493.10	6,502,779.79	7,833,319.64	9,134,030.28	8,803,530.51	12,058,304.03	13,564,305.28	14,732,667.19	18,008,247.15	18,871,205.16	17,485,237.97
Total Liabilities	32,719,156.27	15,135,534.31	17,192,493.10	19,002,779.79	18,333,319.64	17,148,635.54	16,814,780.51	18,066,326.50	19,576,104.45	20,748,189.66	24,023,247.15	24,889,955.16	23,491,590.49

Stockholders' Equity

Additional Paid-In-Capital:													
3000-000-00 Additional Paid-In Capi	48,615,899.55	59,745,899.55	59,875,899.55	60,005,899.55	60,135,899.55	60,265,899.55	60,395,899.55	60,525,899.55	60,645,899.55	60,765,899.55	60,885,899.55	61,005,899.55	61,123,796.55
Total Additional Paid-In-Capital	48,615,899.55	59,745,899.55	59,875,899.55	60,005,899.55	60,135,899.55	60,265,899.55	60,395,899.55	60,525,899.55	60,645,899.55	60,765,899.55	60,885,899.55	61,005,899.55	61,123,796.55
Retained Earnings:													
3100-000-00 Retained Earnings	817,657.06	11,306,070.69	11,306,070.69	11,306,070.69	11,306,070.69	11,306,070.69	11,306,070.69	11,306,070.69	11,306,070.69	11,306,070.69	11,306,070.69	11,306,070.69	11,306,070.69
4040-000-00 Bad Debt Expense	(170,000.00)	(15,000.00)	(30,000.00)	(65,000.00)	(115,000.00)	(140,000.00)	(165,000.00)	(180,000.00)	(225,000.00)	(240,000.00)	(255,000.00)	(97,027.73)	(1,287,236.39)
4060-000-00 Connectivity Revenue	19,902,963.51	1,901,600.44	3,857,163.33	5,807,297.02	7,755,486.33	9,870,391.98	12,001,185.31	14,363,194.99	16,722,752.73	19,079,082.05	21,361,474.19	23,649,376.51	25,950,740.93
4070-000-00 Other Income	20,515.85								312.74	312.74	3,872.74	5,210.14	5,210.14
4080-000-00 Gain on Sale of Asset	16,500.00												
5030-000-00 Rebate Expense						(14,605.26)	(18,355.26)	(22,105.26)	(25,855.26)	(29,605.26)	(29,082.79)	(32,832.79)	(36,582.79)
6000-000-00 Allocated Comp and Be	28,993,740.38	2,588,398.04	5,356,668.62	8,044,506.22	10,627,013.54	13,271,222.26	15,809,668.90	18,403,896.54	20,945,593.34	23,527,979.00	26,035,048.88	28,485,515.88	31,498,930.46
6000-252-00 Salary Expense - Sales	(1,802,982.15)	(166,336.45)	(336,355.29)	(504,691.18)	(664,297.88)	(825,719.58)	(986,306.28)	(1,146,402.98)	(1,305,564.68)	(1,466,534.80)	(1,626,432.30)	(1,787,560.62)	(1,948,457.32)
6000-609-00 Salary Expense - Open	(2,059,779.06)	(174,083.40)	(352,291.78)	(532,541.83)	(717,033.55)	(909,748.55)	(1,111,323.61)	(1,313,173.67)	(1,515,573.73)	(1,709,998.79)	(1,912,442.69)	(2,113,742.75)	(2,315,905.33)
6000-701-00 Salary Expense Accou	(794,719.98)	(83,750.02)	(165,929.37)	(243,846.05)	(321,762.73)	(404,749.68)	(486,256.03)	(564,172.71)	(642,089.39)	(720,006.07)	(793,403.39)	(859,854.72)	(937,771.40)
6000-713-00 Salary Expense - Admi	(1,280,552.06)	(124,166.69)	(248,365.82)	(372,532.50)	(496,699.18)	(620,865.86)	(745,032.54)	(869,199.22)	(993,365.90)	(1,117,532.58)	(1,241,699.26)	(1,365,865.94)	(1,490,032.62)
6000-750-00 Salary Expense - Com	(1,984,166.87)	(169,415.03)	(336,790.05)	(504,465.07)	(672,908.84)	(860,440.97)	(1,061,849.33)	(1,267,292.07)	(1,474,874.42)	(1,678,576.53)	(1,880,397.39)	(2,082,631.37)	(2,273,573.60)
6000-820-00 Salary Expense - IT	(8,928,252.10)	(804,628.04)	(1,620,253.97)	(2,417,771.20)	(3,213,711.97)	(4,029,897.47)	(4,848,125.70)	(5,665,636.19)	(6,494,984.68)	(7,318,685.02)	(8,142,981.53)	(8,941,531.28)	(9,753,055.77)
6004-820-00 Internal Software Capit	1,744,281.50	144,854.00	289,708.00	464,583.33	619,444.43	774,305.53	1,010,833.33	1,192,916.66	1,374,999.99	1,461,499.99	1,644,916.66	1,828,333.33	1,995,312.50
6005-820-00 Internal Software Capit	573,612.17	45,533.33	91,066.66	148,241.67	197,655.57	247,069.47	276,662.50	319,469.44	362,276.38	427,024.99	477,145.82	527,266.65	583,099.98
6010-713-00 Bonus Expense - Admi	(6,515,240.34)	(699,998.97)	(1,849,998.97)	(2,599,998.97)	(3,449,998.97)	(4,299,998.97)	(5,084,998.97)	(5,869,998.97)	(6,634,998.97)	(7,384,998.97)	(8,144,998.97)	(8,904,998.97)	(10,180,314.90)
6011-000-00 Tax/Bene on Bonus	(471,218.12)	(18,000.00)	(81,000.00)	(142,000.00)	(194,000.00)	(251,000.00)	(301,000.00)	(346,000.00)	(396,000.00)	(446,000.00)	(496,000.00)	(546,000.00)	(630,403.38)
6050-252-00 Employer Tax - Sales	(91,667.74)	(19,233.94)	(28,781.83)	(40,669.21)	(50,312.47)	(56,611.80)	(64,850.39)	(71,488.88)	(76,509.07)	(81,625.04)	(88,204.30)	(92,052.27)	(95,898.56)
6050-609-00 Employer Tax - Operati	(128,108.61)	(20,062.56)	(35,023.46)	(48,547.69)	(59,667.01)	(70,885.69)	(82,321.51)	(93,510.86)	(104,706.16)	(114,372.73)	(123,748.53)	(132,214.78)	(139,624.45)
6050-701-00 Employer Tax - Accour	(48,536.55)	(9,686.60)	(15,909.49)	(21,156.84)	(25,696.85)	(30,162.28)	(34,071.85)	(37,706.11)	(41,341.84)	(44,976.10)	(48,391.32)	(51,553.28)	(54,351.47)
6050-713-00 Employer Tax - Admini	(71,929.35)	(13,181.71)	(18,036.76)	(22,883.01)	(27,490.45)	(32,094.97)	(36,479.82)	(40,076.84)	(43,673.70)	(46,784.42)	(49,084.42)	(51,384.41)	(53,680.85)
6050-750-00 Employer Tax - Compli	(116,980.34)	(19,343.34)	(29,165.55)	(38,452.70)	(46,665.94)	(56,096.89)	(66,055.66)	(74,885.33)	(82,958.52)	(90,507.74)	(97,483.26)	(104,195.36)	(109,075.31)
6050-820-00 Employer Tax - IT	(535,894.30)	(99,301.99)	(162,445.94)	(218,251.98)	(270,640.55)	(322,342.60)	(371,707.00)	(417,606.63)	(461,856.80)	(500,819.43)	(532,339.28)	(557,899.29)	(581,528.53)
6060-252-00 401k Match - Sales	(55,368.01)	(23,084.04)	(27,838.22)	(32,809.06)	(37,492.40)	(42,175.74)	(46,859.08)	(52,292.42)	(58,375.76)	(64,709.10)	(68,921.29)	(73,237.33)	(77,062.47)
6060-609-00 401k Match - Operation	(95,569.16)	(26,351.50)	(34,686.00)	(43,159.50)	(51,904.00)	(61,624.00)	(71,044.00)	(80,013.50)	(89,016.00)	(96,890.50)	(105,160.12)	(112,646.62)	(119,428.62)
6060-701-00 401k Match - Accountir	(28,081.72)	(6,647.00)	(9,497.00)	(12,547.00)	(15,597.00)	(18,647.00)	(21,697.00)	(23,247.00)	(24,422.00)	(25,222.00)	(26,022.00)	(26,609.50)	(26,984.50)
6060-713-00 401k Match - Administr	(43,671.17)	(7,152.50)	(13,925.29)	(20,696.13)	(25,216.97)	(29,175.31)	(33,133.65)	(37,091.99)	(40,050.33)	(42,275.38)	(44,333.72)	(45,492.06)	(50,743.69)
6060-750-00 401k Match - Complian	(35,779.09)	(10,746.34)	(16,863.00)	(22,713.00)	(28,763.00)	(34,813.00)	(40,863.00)	(46,929.50)	(53,012.50)	(57,737.50)	(60,851.28)	(63,976.28)	(67,163.00)
6060-820-00 401k Match - IT	(323,606.87)	(75,871.35)	(108,957.85)	(143,208.82)	(177,526.87)	(211,481.75)	(244,527.55)	(276,386.53)	(306,776.82)	(333,818.33)	(357,891.97)	(379,899.23)	(410,593.21)
6070-000-00 Employee Insurance	(1,241,781.41)	(102,742.87)	(235,526.60)	(357,492.84)	(474,830.27)	(597,168.51)	(726,765.11)	(878,178.09)	(1,002,725.28)	(1,129,269.69)	(1,265,681.77)	(1,402,127.62)	(1,523,155.48)
6075-000-00 Tuition Reimbursement Expense				(1,895.59)	(1,895.59)	(1,895.59)	(1,895.59)	(9,992.08)	(9,992.08)	(20,162.18)	(30,641.48)	(30,641.48)	(30,641.48)
6080-000-00 Stock Option Expense	(1,555,682.00)	(130,000.00)	(260,000.00)	(390,000.00)	(520,000.00)	(650,000.00)	(780,000.00)	(910,000.00)	(1,030,000.00)	(1,150,000.00)	(1,270,000.00)	(1,390,000.00)	(1,507,897.00)
6090-000-00 Phantom Stock Unit Ex	(3,402,067.00)												
7000-000-00 Allocated Bus Dev	1,417,951.14	141,329.86	288,341.14	382,227.74	453,562.58	549,898.28	715,211.14	836,582.24	924,972.62	1,023,535.32	1,182,284.42	1,321,842.42	1,426,596.14
7010-252-00 Sales T&E - Hotel	(27,193.14)		(4,663.97)	(6,532.76)	(9,381.76)	(11,246.66)	(14,857.40)	(18,601.36)	(20,136.47)	(22,863.71)	(28,790.19)	(33,718.32)	(35,105.74)
7011-252-00 Sales T&E - Airfare/Tra	(99,804.55)	(1,401.20)	(5,561.02)	(10,598.97)	(14,185.51)	(16,624.96)	(24,604.61)	(33,074.25)	(38,488.21)	(43,597.49)	(48,683.59)	(61,176.19)	(66,661.55)
7012-252-00 Sales T&E - Car Servic	(72,551.90)	(7,370.86)	(9,355.80)	(18,611.62)	(19,850.07)	(20,819.20)	(32,434.24)	(42,200.92)	(50,075.44)	(52,066.39)	(60,297.35)	(61,807.18)	(74,649.70)
7013-252-00 Sales T&E - Parking	(2,373.92)		(49.75)	(179.75)	(432.75)	(712.75)	(829.75)	(1,299.75)	(1,401.75)	(1,543.75)	(1,572.75)	(1,910.27)	(2,234.27)
7014-252-00 Sales T&E - Client Ent	(50,665.88)		(2,272.00)	(2,272.00)	(12,959.29)	(20,959.29)	(30,502.09)	(58,008.81)	(67,252.38)	(69,160.88)	(70,698.18)	(70,980.44)	(70,980.44)
7015-252-00 Sales T&E - Client Ent	(68,374.55)	(5,020.68)	(14,474.89)	(21,692.48)	(28,813.20)	(36,834.53)	(44,116.33)	(51,087.54)	(55,910.72)	(63,127.80)	(70,931.18)	(82,763.18)	(89,992.76)
7016-252-00 Sales T&E - Ticket Pre	6,816.60												
7017-252-00 Sales T&E - Business I	(8,617.69)		(2,015.00)	(2,015.00)	(5,084.00)	(7,108.00)	(7,907.00)	(8,468.75)	(9,843.43)	(16,077.61)	(16,077.61)	(25,137.61)	(36,258.36)
7030-000-00 Charity Events and Do	(67,000.00)									(15,000.00)	(15,000.00)	(15,000.00)	(15,000.00)
7040-000-00 Market/Product Resear	12,186.41						(20,000.00)	(20,000.00)	(20,000.00)	(20,000.00)	(20,000.00)	(20,000.00)	(20,000.00)
7040-055-00 Market Research - Bra	(125,000.00)	(10,000.00)	(20,000.00)	(30,000.00)	(40,000.00)	(50,000.00)	(60,000.00)	(70,000.00)	(61,690.78)	(71,690.78)	(81,690.78)	(86,690.78)	(85,024.78)
7100-000-00 Advertising	(66,525.00)											(6,800.00)	(6,800.00)
7100-055-00 Marketing/PR Brazil	(127,783.93)	(8,000.00)	(37,187.50)	(24,000.00)	(32,000.00)	(40,000.00)	(48,000.00)	(56,000.00)	(64,000.00)	(72,000.00)	(80,000.00)	(88,675.00)	(96,675.00)
7101-000-00 Promotional	(186,106.78)	(39,612.57)	(49,579.54)	(53,784.27)	(55,920.81)	(72,217.53)	(77,533.80)	(86,028.79)	(96,914.73)	(104,501.02)	(128,062.40)	(130,929.35)	(144,890.60)
7102-000-00 Sponsorship	(242,141.25)	(49,000.00)	(89,500.00)	(115,500.00)	(124,000.00)	(146,000.00)	(192,500.00)	(210,500.00)	(211,810.00)	(217,851.67)	(275,935.00)	(324,018.33)	(354,601.66)
7103-000-00 Public Relations	(200,868.64)	(10,588.24)	(34,676.48)	(45,264.65)	(57,094.65)	(68,754.60)	(100,913.71)	(114,342.31)	(130,704.95)	(142,513.40)	(153,965.40)	(170,359.90)	(180,532.40)
7104-000-00 Marketing Materials	(31,159.69)	(3,040.58)	(6,583.14)	(17,515.48)	(19,223.81)	(23,820.14)	(26,180.58)	(30,097.84)	(34,042.18)	(48,817.23)	(59,436.00)	(63,044.99)	(67,434.51)
7105-000-00 Website	(25,052.50)	(6,997.50)	(9,345.00)	(30,581.25)	(30,581.25)	(30,581.25)	(30,581.25)	(30,581.25)	(56,268.75)	(56,268.75)	(62,418.75)	(65,868.75)	(65,868.75)
7106-252-00 T&E - Marketing	(35,734.68)	(298.22)	(3,077.04)	(3,479.50)	(4,035.46)	(4,219.35)	(4,250.35)	(6,290.64)	(6,432.79)	(6,454.79)	(8,725.18)	(12,962.51)	(13,885.62)
7500-000-00 Allocated Professional	11,338,254.63	904,053.03	1,781,549.32	2,485,781.33	3,531,730.32	4,655,558.93	5,584,076.48	7,446,505.31	9,550,972.52	11,219,922.39	12,598,578.66	13,816,441.66	15,067,439.64
7510-000-00 Audit and Tax Fees	(1,782,796.90)	(128,627.25)	(251,226.05)	(382,496.65)	(569,855.66)	(797,355.66)	(899,334.52)	(1,016,834.52)	(663,000.93)	(842,894.71)	(940,891.41)	(1,102,490.91)	(1,235,990.91)
7520-000-00 Legal Fees	(1,346,058.27)	(25,967.09)	(54,879.67)	(63,415.74)	(132,004.99)	(172,017.04)	(236,971.26)	(631,971.26)	(277,752.49)	(338,004.39)	(435,618.86)	(454,022.85)	(484,022.85)
7520-055-00 Legal - Brazil	(316,417.39)	(17,000.00)	(24,000.00)	(37,000.00)	(39,226.53)	(45,226.53)	(61,107.70)	(91,107.70)	(120,999.18)	(142,710.54)	(120,560.73)	(161,215.26)	(169,792.87)
7530-000-00 Regulatory Fees	(3,090,022.91)	(265,000.17)	(500,686.34)	(754,061.51)	(1,085,676.66)	(1,502,541.23)	(1,854,739.80)	(2,184,894.37)	(2,569,115.94)	(2,890,498.51)	(3,198,271.08)	(3,511,048.65)	(3,985,347.16)
7540-000-00 Recruiting Fees	(389,000.00)	(50,000.00)	(120,000.00)	(146,507.80)	(134,438.87)	(194,438.87)	(254,438.87)	(316,938.87)	(393,784.28)	(413,784.28)	(413,784.28)	(413,784.28)	(449,034.28)
7550-000-00 Consulting - IT	(1,870,862.00)	(160,583.33)	(429,017.43)	(615,434.10)	(937,241.88)	(1,209,329.17)	(1,420,745.83)	(1,733,712.71)	(1,960,133.55)	(2,181,883.55)	(2,357,669.40)	(2,568,075.20)	(2,824,022.28)
7551-000-00 Consulting - Finance ar	(82,034.02)	(68,779.00)	(120,018.00)	(136,582.00)	(165,514.82)	(192,753.72)	(235,720.30)	(752,200.00)	(788,579.02)	(826,117.92)	(848,915.05)	(873,493.96)	(903,448.31)
7552-000-00 Consulting Legal/Comp	(592,080.70)	(45,000.00)	(103,125.13)	(130,125.13)	(150,321.44)	(196,575.73)	(219,510.48)	(241,767.48)	(210,793.00)	(225,606.59)	(230,573.97)	(290,922.73)	(321,359.11)
7553-055-00 Consulting - Brazil	(307,323.56)	(55,366.66)	(55,366.66)	(55,366.66)	(55,366.66)	(27,000.00)	(27,000.00)	(27,000.00)	(21,300.82)	(21,300.82)	(21,300.82)	(21,300.82)	(21,300.82)
7554-000-00 Strategic Initiatives	(610,528.48)	(179.17)	(179.17)	(179.17)	(179.17)	(179.17)	(179.17)	(179.17)	(2,020,977.71)	(2,701,091.59)	(3,262,908.00)	(3,571,959.49)	(3,734,720.28)
7560-000-00 Payroll Processing Fee	(60,570.66)	(11,878.38)	(13,884.88)	(17,113.58)	(23,122.68)	(27,151.86)	(32,876.32)	(34,542.57)	(37,540.02)	(40,540.58)	(49,228.37)	(52,777.48)	(55,318.32)
7570-000-00 Board Member Compe	(890,559.70)	(75,671.98)	(109,166.00)	(147,499.00)	(238,760.98)	(290,989.98)	(341,452.26)	(415,356.70)	(486,995.63)	(595,488.96)	(718,856.75)	(795,350.08)	(883,082.45)
8000-000-00 Telephone	(260,478.42)	(24,738.02)	(48,497.98)	(73,392.05)	(98,073.65)	(125,161.58)	(151,237.04)	(177,198.34)	(201,443.21)	(228,078.68)	(253,683.92)	(279,069.30)	(305,173.06)

8001-000-00 Communications	(102,101.47)	(8,764.19)	(16,034.24)	(23,718.78)	(30,069.05)	(35,116.99)	(41,618.18)	(48,176.17)	(57,218.90)	(64,941.83)	(71,758.55)	(77,140.37)	(84,300.20)
8002-000-00 Market Data Fees	(804,730.50)	(66,312.55)	(132,625.10)	(213,345.51)	(277,470.51)	(361,890.70)	(445,864.58)	(526,289.71)	(634,854.52)	(717,404.53)	(825,059.99)	(915,050.98)	(1,026,666.65)
8003-000-00 Connectivity Line	(4,374,699.69)	(378,570.18)	(703,678.34)	(1,084,445.52)	(1,593,246.47)	(2,053,180.48)	(2,450,473.75)	(2,890,552.76)	(3,363,305.16)	(3,889,869.94)	(4,342,693.57)	(4,955,264.07)	(5,389,428.87)
8004-000-00 Data Center Facilities		(608,645.36)	(1,500,987.19)	(2,236,589.03)	(2,980,862.63)	(3,725,078.48)	(4,471,374.38)	(5,215,822.35)	(5,970,698.58)	(6,722,261.44)	(7,472,906.49)	(8,090,324.48)	(8,701,330.74)
8005-000-00 Office Facilities		(3,217.08)	(34,419.74)	(47,563.05)	(70,137.72)	(93,427.69)	(116,443.99)	(138,305.26)	(153,924.81)	(178,988.67)	(204,698.69)	(227,349.68)	(254,382.42)
8006-000-00 Computer Hardware	(7,752,428.57)	(609,546.09)	(1,213,168.37)	(77,701.27)	(88,483.17)	(112,046.68)	(122,827.33)	(139,831.39)	(149,105.83)	(168,633.50)	(189,218.08)	(200,005.39)	(223,186.06)
8007-000-00 Computer HW Maint/Su	(821,637.28)	(32,746.36)	(44,443.18)	(128,387.02)	(184,817.80)	(210,402.23)	(254,216.90)	(297,463.18)	(343,500.17)	(372,747.09)	(418,465.42)	(514,992.11)	(592,843.50)
8008-000-00 Software	(1,659,633.99)	(152,592.99)	(312,469.58)	(452,064.91)	(596,853.07)	(776,467.69)	(954,919.76)	(1,145,206.14)	(1,290,923.42)	(1,443,620.86)	(1,627,079.35)	(1,818,427.11)	(2,023,924.38)
8009-000-00 SW Maint/Sup	(8,793,311.91)	(269,293.18)	(224,691.95)	(339,590.51)	(409,596.52)	(512,199.10)	(611,038.69)	(709,787.74)	(826,562.14)	(950,843.33)	(1,040,796.27)	(1,109,842.95)	(1,189,954.63)
8010-000-00 Allocated Communicati	23,369,021.54	2,054,426.00	4,032,776.09	6,045,372.39	8,142,873.05	10,321,781.16	12,394,298.19	14,540,795.10	16,677,974.68	18,834,610.28	20,954,209.83	23,129,088.83	25,134,247.52
8011-000-00 Production Security Monitoring			(1,760.42)	(8,146.02)	(18,395.85)	(28,645.68)	(35,031.28)	(41,416.88)	(51,092.48)	(58,478.04)	(65,910.20)	(73,342.35)	(80,774.51)
8012-000-00 Hardware Lease Expense				(1,660,428.72)	(2,214,866.60)	(2,788,363.85)	(3,339,252.32)	(3,912,745.18)	(4,435,545.47)	(4,938,742.40)	(5,441,939.33)	(5,968,279.94)	(6,462,282.50)
8500-000-00 Depr - Hardware	(1,828,153.35)	(184,444.85)	(346,672.60)	(533,986.45)	(715,833.98)	(899,220.29)	(1,076,386.97)	(1,272,051.88)	(1,479,629.79)	(1,734,525.98)	(1,970,125.70)	(2,193,445.63)	(2,438,788.45)
8501-000-00 Depr - Datacenter Harc	(149,503.63)	(2,956.37)	(2,956.37)	(2,956.37)	(2,956.37)	(2,956.37)	(2,956.37)	(2,956.37)	(2,956.37)	18,203.96	13,807.18	(8,088.66)	(35,441.21)
8502-000-00 Depr - Software	(900,994.12)	(63,979.58)	(112,865.21)	(166,836.03)	(222,228.64)	(279,765.05)	(334,971.00)	(410,178.38)	(485,187.56)	(553,413.95)	(627,288.15)	(699,687.94)	(770,379.69)
8503-000-00 Depr - Network Equipm	(116,120.70)	(8,164.08)	(15,538.09)	(23,702.17)	(24,799.17)	(25,932.73)	(27,029.73)	(28,163.29)	(31,768.95)	(35,126.67)	(38,732.33)	(42,221.68)	(45,827.30)
8504-000-00 Depr - Telephone Equi	(35,414.19)	(4,300.54)	(8,184.90)	(12,677.45)	(17,675.42)	(22,839.99)	(27,837.96)	(33,002.54)	(36,145.51)	(39,138.75)	(43,145.75)	(47,213.97)	(50,855.12)
8505-000-00 Depr - Leasehold Impro	(758,051.80)	(65,432.08)	(124,593.38)	(190,093.37)	(255,556.86)	(324,240.89)	(390,891.33)	(463,857.79)	(539,204.32)	(788,869.74)	(874,772.80)	(957,498.12)	(997,645.19)
8506-000-00 Depr - Furniture and Fi	(167,595.41)	(14,183.15)	(26,993.71)	(41,189.48)	(54,941.22)	(69,166.18)	(84,303.29)	(100,077.44)	(116,008.30)	(131,063.43)	(200,391.85)	(216,759.06)	(234,272.30)
8507-000-00 Depr - Internally Devel	(1,957,131.40)	(176,445.23)	(335,815.12)	(516,498.90)	(691,354.17)	(872,037.94)	(1,053,019.30)	(1,240,033.36)	(1,427,047.43)	(1,612,686.60)	(1,804,513.74)	(1,990,152.96)	(2,189,132.17)
8510-000-00 Allocated Depreciation	6,009,267.92	528,097.81	990,003.24	1,512,516.00	2,018,113.54	2,537,119.08	3,046,547.52	3,607,664.54	4,183,483.65	4,950,348.51	5,627,082.43	6,245,179.43	6,860,644.59
8590-000-00 Amortization EDGA UT	(2,253.96)	(187.83)	(375.66)	(563.49)	(751.32)	(939.15)	(1,126.98)	(1,314.81)	(1,502.64)	(1,690.47)	(1,878.30)	(2,066.13)	(2,253.96)
8591-000-00 Amortization EDGA CT	(46,978.08)	(3,914.84)	(7,829.68)	(11,744.52)	(15,659.36)	(19,574.20)	(23,489.04)	(27,403.88)	(31,318.72)	(35,233.56)	(39,148.40)	(43,063.24)	(46,978.08)
8592-000-00 Amortization EDGX UT	(2,093.04)	(174.42)	(348.84)	(523.26)	(697.68)	(872.10)	(1,046.52)	(1,220.94)	(1,395.36)	(1,569.78)	(1,744.20)	(1,918.62)	(2,093.04)
8593-000-00 Amortization EDGX CT	(46,978.08)	(3,914.84)	(7,829.68)	(11,744.52)	(15,659.36)	(19,574.20)	(23,489.04)	(27,403.88)	(31,318.72)	(35,233.56)	(39,148.40)	(43,063.24)	(46,978.08)
9000-000-00 Allocated Other	1,666,818.54	135,786.50	234,945.14	356,271.98	470,934.20	595,796.44	721,278.78	824,127.20	989,582.42	1,116,244.32	1,299,122.50	1,500,136.50	1,750,416.62
9001-000-00 Company Holiday Party	(30,000.00)				(1,925.13)	(1,925.13)	(1,925.13)	(1,925.13)	(1,925.13)	(1,925.13)	(1,925.13)	(16,925.13)	(57,000.91)
9002-000-00 Bank Fees	(545.97)	(104.81)	(298.33)	(955.35)	(1,311.23)	(1,815.05)	(2,218.62)	(2,477.07)	(2,646.63)	(2,958.53)	(3,126.91)	(3,284.35)	(3,442.53)
9004-000-00 Misc Expense	(193,260.19)	(3,316.25)	(11,176.39)	(13,140.22)	(14,534.53)	(67,734.23)	(78,281.55)	(71,476.57)	(83,347.24)	(91,837.73)	(129,927.53)	(128,440.79)	(187,790.78)
9005-000-00 General Insurance Exp	(375,771.79)	(43,881.22)	(75,877.61)	(107,874.00)	(139,870.39)	(171,866.78)	(203,863.17)	(235,859.56)	(267,855.95)	(299,852.34)	(310,054.80)	(343,712.97)	(377,371.14)
9006-000-00 Office Expense	(187,954.66)	(10,862.20)	(16,173.97)	(25,673.94)	(42,271.09)	(49,113.07)	(53,003.37)	(57,949.43)	(63,134.85)	(73,370.98)	(92,752.49)	(126,319.26)	(138,512.77)
9007-000-00 Postage & Freight	(28,942.45)	(3,296.27)	(4,813.04)	(6,790.66)	(9,254.46)	(10,750.71)	(11,769.89)	(12,506.31)	(13,476.47)	(16,034.33)	(18,546.82)	(20,270.31)	(26,609.24)
9010-000-00 Training - Corporate				(5,377.50)	(7,900.60)	(19,390.35)	(23,295.10)	(26,825.85)	(30,225.60)	(32,416.18)	(48,345.93)	(62,035.68)	(75,528.08)
9010-252-00 Training - Sales	(11,308.40)									(1,500.00)	18,300.00	18,300.00	18,300.00
9010-609-00 Training - Operations	(19,306.08)	(225.00)	(2,783.38)	(8,033.38)	(11,813.38)	(11,813.38)	(17,753.88)	(19,166.88)	(19,166.88)	(21,656.88)	(40,840.61)	(48,025.61)	(48,025.61)
9010-701-00 Training - Accounting/F	(15,131.00)					(115.30)	(115.30)	(615.30)	(615.30)	(615.30)	(2,387.30)	(2,387.30)	(2,387.30)
9010-713-00 Training - Administratio	(66,695.84)	(6,726.09)	(8,030.84)	(6,121.34)	(6,121.34)	(6,121.34)	(6,221.34)	(9,157.96)	(9,157.96)	(9,406.96)	(9,406.96)	(9,406.96)	(11,044.80)
9010-750-00 Training - Compliance/l	(18,406.90)	(553.33)	(4,327.25)	(5,304.99)	(5,763.32)	(6,221.65)	(6,679.98)	(8,388.31)	(10,746.94)	(11,752.73)	(10,780.80)	(21,517.80)	(34,922.49)
9010-820-00 Training - IT	(221,177.11)	(5,925.23)	(13,516.90)	(19,736.90)	(22,235.90)	(32,369.15)	(44,960.64)	(60,043.18)	(68,063.28)	(81,903.29)	(85,755.19)	(94,428.19)	(102,613.19)
9011-055-00 T&E - Strategy	(130,929.68)	(9,983.36)	(10,393.36)	(24,865.18)	(29,751.18)	(29,809.14)	(30,343.23)	(30,458.47)	(32,286.09)	(32,353.14)	(60,630.08)	(62,940.51)	(63,033.61)
9011-252-00 T&E - Sales	(10,387.07)	(73.00)	(292.14)	(786.27)	(1,822.79)	(2,269.87)	(3,167.86)	(4,489.77)	(4,968.26)	(5,929.39)	(7,621.93)	(9,149.34)	(10,550.55)
9011-609-00 T&E - Operations	(34,210.46)	(3,642.71)	(6,422.86)	(7,590.24)	(7,911.77)	(13,371.61)	(18,285.85)	(20,766.29)	(22,492.69)	(27,849.59)	(32,277.69)	(33,751.94)	(40,536.20)
9011-701-00 T&E - Accounting/Finai	(7,158.78)	(543.86)	(543.86)	(568.54)	(763.54)	(872.84)	(872.84)	(1,157.93)	(4,666.05)	(4,743.06)	(5,652.06)	(5,858.79)	(5,858.79)
9011-713-00 T&E - Administration	(31,779.97)	(3,453.40)	(5,557.20)	(10,566.86)	(12,763.97)	(15,005.30)	(23,439.54)	(26,273.12)	(30,808.26)	(33,322.83)	(47,169.01)	(77,601.40)	(84,767.78)
9011-750-00 T&E - Compliance/Leg	(29,935.71)	(2,117.82)	(3,902.16)	(6,942.26)	(12,078.56)	(17,097.20)	(20,972.96)	(24,337.00)	(30,748.79)	(32,540.23)	(34,097.75)	(46,384.98)	(52,504.60)
9011-820-00 T&E - IT	(85,427.40)	(3,208.34)	(6,983.10)	(17,988.99)	(31,537.76)	(50,237.26)	(64,021.96)	(70,161.51)	(79,527.80)	(87,914.72)	(100,409.21)	(107,309.16)	(121,202.43)
9012-000-00 Good Deeds Charitable	(60,000.00)	(6,250.00)	(12,500.00)	(18,750.00)	(25,000.00)	(31,250.00)	(37,500.00)	(43,750.00)	(50,000.00)	(56,250.00)	(62,500.00)	(68,750.00)	(75,000.00)
9013-000-00 Dues, Subscriptions, P	(98,137.83)	(31,623.60)	(51,352.74)	(69,205.35)	(86,303.25)	(56,647.07)	(72,586.56)	(96,341.55)	(113,702.24)	(135,110.96)	(158,214.27)	(174,936.55)	(195,013.82)
9014-000-00 Taxes Other	(850.00)												
9016-000-00 Other Charitable Contri	(7,500.00)								(50,000.00)	(55,000.00)	(55,000.00)	(55,000.00)	(55,000.00)
9100-000-00 State Income Taxe	(376,641.00)												
9110-000-00 Federal Income Tax	(7,404,926.00)	(817,442.00)	(1,905,560.00)	(2,999,342.00)	(4,062,688.00)	(5,013,167.00)	(6,216,149.00)	(6,928,152.79)	(7,445,866.79)	(8,180,419.00)	(8,928,660.00)	(9,751,443.00)	(13,570,933.00)
9500-000-00 Rent Expense	0.01					0.01	0.01	0.01	0.01	0.01	0.01	0.03	
9600-000-00 Interest Expense		(50,000.00)	(80,000.00)	(115,000.00)	(145,220.96)	(172,870.96)	(200,370.96)	(225,589.64)	(249,541.89)	(290,646.06)	(330,646.06)	(365,646.06)	(355,278.97)
Total Retained Earnings	11,306,070.69	12,200,230.18	12,897,675.07	13,559,026.76	14,238,649.12	15,210,820.51	15,957,381.84	17,438,419.05	19,082,873.28	20,519,796.22	21,878,029.86	23,338,709.82	20,511,990.61
Total Stockholder's Equity	59,921,970.24	71,946,129.73	72,773,574.62	73,564,926.31	74,374,548.67	75,476,720.06	76,353,281.39	77,964,318.60	79,728,772.83	81,285,695.77	82,763,929.41	84,344,609.37	81,635,787.16
Total Liabilities and Stockholders	92,641,126.51	87,081,664.04	89,966,067.72	92,567,706.10	92,707,868.31	92,625,355.60	93,168,061.90	96,030,645.10	99,304,877.28	102,033,885.43	106,787,176.56	109,234,564.53	105,127,377.65

Direct Edge Inc

For the Twelve Months Ending December 31, 2013

	December, 2012	January, 2013	February, 2013	March, 2013	April, 2013	May, 2013	June, 2013	July, 2013	August, 2013	September, 2013	October, 2013	November, 2013	December, 2013
Assets													
Cash and Cash Equivalents	$12,342,944.05	$4,300,855.90	$11,980,258.31	$8,613,261.79	$3,922,536.20	$10,169,604.11	$13,919,937.97	$10,900,145.52	$14,363,716.17	$20,620,527.16	$25,731,845.80	$27,641,479.11	$29,364,065.63
Commissions and Fees Receivabl	2,318,678.57	2,590,354.81	3,131,159.54	3,194,010.33	2,613,370.13	2,671,927.90	3,044,638.68	3,229,043.39	2,422,811.98	3,220,453.66	3,062,802.51	3,743,908.32	3,525,393.51
Fixed Assets and Leasehold Imprc	11,795,967.93	11,565,954.31	11,479,561.58	11,569,028.94	11,629,227.15	11,500,082.60	11,428,381.46	12,533,843.75	12,927,381.66	13,824,532.18	13,880,591.13	14,376,720.23	14,264,337.76
Goodwill, Less Accumulated Amor	10,953,201.99	10,953,201.99	10,953,201.99	10,953,201.99	10,953,201.99	10,953,201.99	10,953,201.99	10,953,201.99	10,953,201.99	10,953,201.99	10,953,201.99	10,953,201.99	10,953,201.99
Intangible Assets, Less Accumulat	1,236,983.03	1,228,791.10	1,220,599.17	1,212,407.24	1,204,215.31	1,196,023.38	1,187,831.45	1,179,639.52	1,171,447.59	1,163,255.66	1,155,063.73	1,146,871.80	1,138,679.87
Intercompany Rec/(Pay)	8,862,781.90	11,242,034.74	6,345,290.20	12,160,344.95	18,333,279.10	9,596,670.95	6,451,645.82	10,953,840.54	11,616,753.28	7,326,294.78	6,936,724.40	8,270,309.02	5,980,123.43
Deferred Tax Asset	41,701,746.00	41,701,746.00	41,701,746.00	41,701,746.00	41,701,746.00	41,701,746.00	41,701,746.00	41,701,746.00	41,701,746.00	41,701,746.00	41,701,746.00	41,701,746.00	36,545,821.00
Current Tax Rec/(Pay)	81,171.33	91,421.32	91,504.95	93,252.62	93,601.67	95,017.63	95,174.72	95,781.67	6,064.74	5,453.22	5,980.21	6,888.65	7,418.86
Other Assets	3,347,651.71	3,407,303.87	3,062,745.98	3,070,452.24	2,256,690.76	4,741,081.04	4,385,503.81	4,483,402.72	4,141,753.87	3,218,420.78	3,359,220.79	3,393,439.41	3,348,335.60
Total Assets	92,641,126.51	87,081,664.04	89,966,067.72	92,567,706.10	92,707,868.31	92,625,355.60	93,168,061.90	96,030,645.10	99,304,877.28	102,033,885.43	106,787,176.56	109,234,564.53	105,127,377.65
Liabilities and Stockholders' Equity													
Liabilities													
Payable to Brokers, Dealers, and Clearing Organizations									26.70				
Rebates Payable						14,605.26	11,250.00	8,022.47	11,772.47	15,522.47	15,000.00	18,750.00	6,352.52
Loans Payable	25,000,000.00	12,500,000.00	12,500,000.00	12,500,000.00	10,500,000.00	8,000,000.00	8,000,000.00	6,000,000.00	6,000,000.00	6,000,000.00	6,000,000.00	6,000,000.00	6,000,000.00
Accrued Compensation and Other	7,719,156.27	2,635,534.31	4,692,493.10	6,502,779.79	7,833,319.64	9,134,030.28	8,803,530.51	12,058,304.03	13,564,305.28	14,732,667.19	18,008,247.15	18,871,205.16	17,485,237.97
Total Liabilities	32,719,156.27	15,135,534.31	17,192,493.10	19,002,779.79	18,333,319.64	17,148,635.54	16,814,780.51	18,066,326.50	19,576,104.45	20,748,189.66	24,023,247.15	24,889,955.16	23,491,590.49
Stockholders' Equity													
Additional Paid-In-Capital	48,615,899.55	59,745,899.55	59,875,899.55	60,005,899.55	60,135,899.55	60,265,899.55	60,395,899.55	60,525,899.55	60,645,899.55	60,765,899.55	60,885,899.55	61,005,899.55	61,123,796.55
Retained Earnings	11,306,070.69	12,200,230.18	12,897,675.07	13,559,026.76	14,238,649.12	15,210,820.51	15,957,381.84	17,438,419.05	19,082,873.28	20,519,796.22	21,878,029.86	23,338,709.82	20,511,990.61
Total Stockholder's Equity	59,921,970.24	71,946,129.73	72,773,574.62	73,564,926.31	74,374,548.67	75,476,720.06	76,353,281.39	77,964,318.60	79,728,772.83	81,285,695.77	82,763,929.41	84,344,609.37	81,635,787.16
Total Liabilities and Stockholders	92,641,126.51	87,081,664.04	89,966,067.72	92,567,706.10	92,707,868.31	92,625,355.60	93,168,061.90	96,030,645.10	99,304,877.28	102,033,885.43	106,787,176.56	109,234,564.53	105,127,377.65

Direct Edge Inc

For the Twelve Months Ending December 31, 2013

	December, 2012	January, 2013	February, 2013	March, 2013	April, 2013	May, 2013	June, 2013	July, 2013	August, 2013	September, 2013	October, 2013	November, 2013	December, 2013
Assets													
Cash and Cash Equivalents:													
1001-000-00 DEI JPM Operating Account								5.00					
1002-000-00 Cash - JPM Operating	11,587,824.74	3,288,261.87	11,686,242.58	8,319,476.50	3,628,915.51	9,876,147.70	13,626,818.12	10,607,012.12	14,070,750.41	20,327,719.07	25,435,639.10	27,356,770.93	28,798,996.80
1003-000-00 Cash - JPM Payroll	755,119.31	1,012,594.03	294,015.73	293,785.29	293,620.69	293,456.41	293,119.85	293,128.40	292,965.76	292,808.09	296,206.70	284,708.18	565,068.83
Total Cash and Cash Equivalent	12,342,944.05	4,300,855.90	11,980,258.31	8,613,261.79	3,922,536.20	10,169,604.11	13,919,937.97	10,900,145.52	14,363,716.17	20,620,527.16	25,731,845.80	27,641,479.11	29,364,065.63
Commissions and Fees Receivable:													
1130-000-00 AR - Allowance for Dou	(341,374.25)	(299,122.02)	(224,288.95)	(177,397.32)	(226,263.47)	(256,122.13)	(281,122.13)	(288,125.86)	(332,268.95)	(346,666.96)	(427,542.47)	(267,454.59)	(138,203.83)
1141-000-00 AR - Connectivity Fees	2,525,706.80	2,822,870.90	3,181,081.45	3,247,918.14	2,773,027.67	2,777,685.39	3,102,133.57	3,222,153.01	2,392,957.45	3,430,712.15	3,379,383.82	3,891,355.88	3,585,343.48
1150-000-00 Due from ISE LLC	135,330.26	67,590.13	141,955.06	204,341.06	67,590.13	146,490.13	219,752.73	291,141.73	362,530.73	86,815.71	61,368.40	70,414.27	28,800.00
1199-000-00 Miscellaneous Receiva	3,874.51	3,874.51	37,270.69	(75,992.84)	3,874.51	3,874.51	3,874.51	3,874.51	(407.25)	49,592.76	49,592.76	49,592.76	49,453.86
4013-000-00 Comissions Clearing	(4,858.75)	(4,858.71)	(4,858.71)	(4,858.71)	(4,858.71)								
Total Commissions and Fees Re	2,318,678.57	2,590,354.81	3,131,159.54	3,194,010.33	2,613,370.13	2,671,927.90	3,044,638.68	3,229,043.39	2,422,811.98	3,220,453.66	3,062,802.51	3,743,908.32	3,525,393.51
Fixed Assets and Leasehold Improvements Less Depreciation:													
1500-000-00 Hardware	7,457,568.85	7,480,131.03	7,642,532.47	7,978,262.78	8,036,858.19	8,139,628.15	8,169,767.75	8,733,512.09	9,191,246.12	10,471,934.26	10,493,918.26	10,513,061:61	10,532,363.76
1502-000-00 Software	7,437,476.74	7,437,476.74	7,445,476.74	7,468,972.95	7,603,342.95	7,613,856.75	7,613,856.75	8,255,943.61	8,255,943.61	8,255,943.61	8,255,943.61	8,378,051.60	8,378,051.60
1503-000-00 Network Equipment	907,919.57	907,919.57	907,919.57	907,919.57	947,996.43	947,996.43	947,996.43	947,996.43	1,035,396.93	1,029,996.93	1,029,996.93	1,029,996.93	1,029,996.93
1504-000-00 Telephone Equipment	177,181.32	253,320.07	253,320.07	264,629.87	304,214.15	304,214.15	304,214.15	304,214.15	304,214.15	304,214.15	355,108.22	366,705.56	366,705.56
1505-000-00 Leasehold Improvemer	5,112,151.42	5,112,865.42	5,119,397.42	5,119,397.42	5,198,913.83	5,261,802.99	5,278,219.69	5,494,960.25	5,673,175.16	5,870,141.18	6,143,871.37	6,218,451.56	6,254,567.81
1506-000-00 Furniture and Fixtures	1,245,670.21	1,245,670.21	1,245,670.21	1,246,871.75	1,248,057.61	1,249,278.75	1,366,136.99	1,377,062.35	1,389,988.54	1,394,904.57	1,394,904.57	1,394,904.57	1,444,445.57
1507-000-00 Internally Developed S	12,042,738.40	12,233,125.73	12,423,513.06	12,655,563.40	12,859,838.40	13,064,113.40	13,330,234.23	13,555,124.50	13,780,014.77	13,931,264.29	14,164,801.79	14,398,340.20	14,621,152.70
1549-000-00 Fixed Asset Clearing	(89.19)	0.81	0.81	0.81	0.81	0.81	0.81	0.81			(10,992.00)		
1550-000-00 A/Depr - Hardware	(3,700,639.19)	(3,885,084.04)	(4,047,311.79)	(4,234,625.64)	(4,416,473.17)	(4,599,859.48)	(4,777,026.16)	(4,972,691.07)	(5,180,268.98)	(5,411,234.52)	(5,646,834.24)	(5,880,559.52)	(6,125,902.34)
1551-000-00 A/Depr - Datacenter Ha	(1,895,098.20)	(1,898,054.57)	(1,898,054.57)	(1,898,054.57)	(1,898,054.57)	(1,898,054.57)	(1,898,054.57)	(1,898,054.57)	(1,898,054.57)	(1,923,303.93)	(1,927,700.71)	(1,949,596.55)	(1,976,949.10)
1552-000-00 A/Depr - Software	(6,383,325.17)	(6,447,304.75)	(6,496,190.38)	(6,550,161.20)	(6,605,553.81)	(6,663,090.22)	(6,718,296.17)	(6,793;503.55)	(6,868,512.73)	(6,939,237.95)	(7,013,112.15)	(7,085,511.94)	(7,156,203.69)
1553-000-00 A/Depr - Network Equip	(884,349.03)	(892,513.11)	(899,887.12)	(908,051.20)	(909,148.20)	(910,281.76)	(911,378.76)	(912,512.32)	(916,117.98)	(914,075.70)	(917,681.36)	(921,170.71)	(924,776.33)
1554-000-00 A/Depr - Telephone Eq	(145,377.31)	(149,677.85)	(153,562.21)	(158,054.76)	(163,052.73)	(168,217.30)	(173,215.27)	(178,379.85)	(181,522.82)	(184,516.06)	(188,523.06)	(192,591.28)	(196,232.43)
1555-000-00 A/Depr - Leasehold Imp	(2,226,888.02)	(2,292,320.10)	(2,351,481.40)	(2,416,981.39)	(2,482,444.88)	(2,551,128.91)	(2,617,779.35)	(2,690,745.81)	(2,766,092.34)	(3,017,683.76)	(3,103,586.82)	(3,186,312.14)	(3,226,459.21)
1556-000-00 A/Depr - Furniture and	(555,732.47)	(569,915.62)	(582,726.18)	(596,921.95)	(610,673.69)	(624,898.65)	(640,035.76)	(655,809.91)	(671,740.77)	(686,795.90)	(756,124.32)	(772,491.53)	(790,004.77)
1557-000-00 A/Depr - Internally Dev	(8,670,275.72)	(8,846,720.95)	(9,006,090.84)	(9,186,774.62)	(9,361,629.89)	(9,542,313.66)	(9,723,295.02)	(9,910,309.08)	(10,097,323.15)	(10,280,464.40)	(10,472,291.54)	(10,657,930.76)	(10,856,909.97)
1501-000-00 Datacenter Hardware	1,877,035.72	1,877,035.72	1,877,035.72	1,877,035.72	1,877,035.72	1,877,035.72	1,877,035.72	1,877,035.72	1,877,035.72	1,923,445.41	2,078,892.58	2,723,372.63	2,890,491.67
Total Fixed Assets and Leasehol	11,795,967.93	11,565,954.31	11,479,561.58	11,569,028.94	11,629,227.15	11,500,082.60	11,428,381.46	12,533,843.75	12,927,381.66	13,824,532.18	13,880,591.13	14,376,720.23	14,264,337.76
Goodwill, Less Accumulated Amortization:													
1600-000-00 Goodwill	10,953,201.99	10,953,201.99	10,953,201.99	10,953,201.99	10,953,201.99	10,953,201.99	10,953,201.99	10,953,201.99	10,953,201.99	10,953,201.99	10,953,201.99	10,953,201.99	10,953,201.99
Total Goodwill, Less Accumulate	10,953,201.99	10,953,201.99	10,953,201.99	10,953,201.99	10,953,201.99	10,953,201.99	10,953,201.99	10,953,201.99	10,953,201.99	10,953,201.99	10,953,201.99	10,953,201.99	10,953,201.99
Intangible Assets, Less Accumulated Amortization:													
1620-000-00 Intangible Asset - EDG	33,810.00	33,810.00	33,810.00	33,810.00	33,810.00	33,810.00	33,810.00	33,810.00	33,810.00	33,810.00	33,810.00	33,810.00	33,810.00
1625-000-00 Accumulated Amort - E	(5,447.07)	(5,634.90)	(5,822.73)	(6,010.56)	(6,198.39)	(6,386.22)	(6,574.05)	(6,761.88)	(6,949.71)	(7,137.54)	(7,325.37)	(7,513.20)	(7,701.03)
1626-000-00 Accumulated Amort ED	(113,530.36)	(117,445.20)	(121,360.04)	(125,274.88)	(129,189.72)	(133,104.56)	(137,019.40)	(140,934.24)	(144,849.08)	(148,763.92)	(152,678.76)	(156,593.60)	(160,508.44)
1630-000-00 Intangible Asset - EDG	31,395.00	31,395.00	31,395.00	31,395.00	31,395.00	31,395.00	31,395.00	31,395.00	31,395.00	31,395.00	31,395.00	31,395.00	31,395.00
1631-000-00 Intangible Asset - EDG	704,672.00	704,672.00	704,672.00	704,672.00	704,672.00	704,672.00	704,672.00	704,672.00	704,672.00	704,672.00	704,672.00	704,672.00	704,672.00
1635-000-00 Accumulated Amort ED	(5,058.18)	(5,232.60)	(5,407.02)	(5,581.44)	(5,755.86)	(5,930.28)	(6,104.70)	(6,279.12)	(6,453.54)	(6,627.96)	(6,802.38)	(6,976.80)	(7,151.22)
1636-000-00 Accumulated Amort ED	(113,530.36)	(117,445.20)	(121,360.04)	(125,274.88)	(129,189.72)	(133,104.56)	(137,019.40)	(140,934.24)	(144,849.08)	(148,763.92)	(152,678.76)	(156,593.60)	(160,508.44)
1621-000-00 Intangible Asset - EDG	704,672.00	704,672.00	704,672.00	704,672.00	704,672.00	704,672.00	704,672.00	704,672.00	704,672.00	704,672.00	704,672.00	704,672.00	704,672.00
Total Intangible Assets, Less Ac	1,236,983.03	1,228,791.10	1,220,599.17	1,212,407.24	1,204,215.31	1,196,023.38	1,187,831.45	1,179,639.52	1,171,447.59	1,163,255.66	1,155,063.73	1,146,871.80	1,138,679.87
Intercompany Rec/(Pay):													
1400-000-00 Intercompany - DE Rou	279,822.36	384,708.50	359,203.65	339,001.22	335,168.06	346,170.13	299,847.65	342,385.90	357,179.81	353,084.63	351,631.62	395,589.00	253,628.00
1403-000-00 Intercompany EDGA	3,777,457.29	2,678,015.31	2,759,327.96	5,404,093.81	8,236,437.08	5,669,788.30	2,705,182.29	3,201,841.15	3,268,780.13	3,151,192.81	3,007,924.88	2,827,928.41	2,955,703.32
1404-000-00 Intercompany EDGX	4,838,942.25	8,179,310.93	3,226,758.59	6,417,249.92	9,769,151.12	3,638,571.52	3,446,615.88	7,400,296.28	8,050,851.34	4,004,910.75	3,855,507.42	3,688,881.61	2,837,856.11
1401-000-00 Intercompany - DE Hol	(33,440.00)				(7,477.16)	(57,859.00)		9,317.21	(60,058.00)	(182,893.41)	(278,339.52)	(642,090.00)	(67,064.00)
Total Intercompany Rec/(Pay)	8,862,781.90	11,242,034.74	6,345,290.20	12,160,344.95	18,333,279.10	9,596,670.95	6,451,645.82	10,953,840.54	11,616,753.28	7,326,294.78	6,936,724.40	6,270,309.02	5,980,123.43

Deferred Tax Asset:													
1310-000-00 Deferred Tax Asset	41,701,746.00	41,701,746.00	41,701,746.00	41,701,746.00	41,701,746.00	41,701,746.00	41,701,746.00	41,701,746.00	41,701,746.00	41,701,746.00	41,701,746.00	41,701,746.00	36,545,821.00
Total Deferred Tax Asset	41,701,746.00	41,701,746.00	41,701,746.00	41,701,746.00	41,701,746.00	41,701,746.00	41,701,746.00	41,701,746.00	41,701,746.00	41,701,746.00	41,701,746.00	41,701,746.00	36,545,821.00
Current Tax Rec/(Pay):													
1302-000-00 UEZ NJ Sales Tax Rec	81,171.33	91,421.32	91,504.95	93,252.62	93,601.67	95,017.63	95,174.72	95,781.67	6,064.74	5,453.22	5,980.21	6,888.65	7,418.86
Total Current Tax Rec/(Pay)	81,171.33	91,421.32	91,504.95	93,252.62	93,601.67	95,017.63	95,174.72	95,781.67	6,064.74	5,453.22	5,980.21	6,888.65	7,418.86
Other Assets:													
1300-000-00 Prepaid Expenses	3,016,741.54	3,108,390.09	2,795,828.59	2,835,531.24	2,053,766.15	4,570,152.82	4,246,571.98	4,376,467.28	4,066,814.82	3,175,478.12	2,955,322.79	3,023,199.58	3,011,753.94
1303-000-00 Deposits	20,000.00	20,000.00	20,000.00	20,000.00	20,000.00	20,000.00	20,000.00	20,000.00	20,000.00	20,000.00			
1304-000-00 Exchange Membership	12,960.20	12,960.20	12,960.20	12,960.20	12,960.20	12,960.20	12,960.20	12,960.20	12,960.20	12,960.20			
1301-000-00 Prepaid Insurance	297,949.97	265,953.58	233,957.19	201,960.80	169,964.41	137,968.02	105,971.63	73,975.24	41,978.85	9,982.46	403,898.00	370,239.83	336,581.66
Total Other Assets	3,347,651.71	3,407,303.87	3,062,745.98	3,070,452.24	2,256,690.76	4,741,081.04	4,385,503.81	4,483,402.72	4,141,753.87	3,218,420.78	3,359,220.79	3,393,439.41	3,348,335.60
Total Assets	92,641,126.51	87,081,684.04	89,966,067.72	92,567,706.10	92,707,868.31	92,625,355.60	93,168,061.90	96,030,645.10	99,304,877.28	102,033,885.43	106,787,176.56	109,234,564.53	105,127,377.65
Liabilities and Stockholders' Equity													
Liabilities													
Payable to Brokers, Dealers, and Clearing Organizations:													
2200-000-00 Accrued Route Fees									26.70				
Total Payable to Brokers, Dealers, and Clearing Organizations									26.70				
Rebates Payable:													
2100-000-00 Rebates Payable						14,605.26	11,250.00	8,022.47	11,772.47	15,522.47	15,000.00	18,750.00	6,352.52
Total Rebates Payable						14,605.26	11,250.00	8,022.47	11,772.47	15,522.47	15,000.00	18,750.00	6,352.52
Loans Payable:													
2350-000-00 Loans Payable	25,000,000.00	12,500,000.00	12,500,000.00	12,500,000.00	10,500,000.00	8,000,000.00	8,000,000.00	6,000,000.00	6,000,000.00	6,000,000.00	6,000,000.00	6,000,000.00	6,000,000.00
Total Loans Payable	25,000,000.00	12,500,000.00	12,500,000.00	12,500,000.00	10,500,000.00	8,000,000.00	8,000,000.00	6,000,000.00	6,000,000.00	6,000,000.00	6,000,000.00	6,000,000.00	6,000,000.00
Accrued Compensation and Other Accrued Expenses:													
2400-000-00 Accrued Payroll Expen	2,780.77	3,938.27	5,375.77	6,538.29	(1,987.96)	(587.96)	812.04	(3,507.21)	(3,494.72)	(1,914.74)	3,187.18	31.98	2,829.56
2402-000-00 T&E Clearing Account				0.40	0.40	(0.60)	(0.61)	(0.61)				0.20	
2404-000-00 FSA		(1,768.52)	(5,062.68)	(5,371.19)	(6,805.22)	(12,926.41)	(26,802.19)	(30,025.43)	(27,006.32)	(27,643.97)	(34,613.98)	(43,440.09)	
2405-000-00 Bonus Accrual	6,832,000.03	730,842.20	1,743,842.20	2,717,842.20	3,553,513.04	4,460,513.04	5,265,513.04	6,006,513.04	6,821,513.04	7,621,513.04	8,299,440.35	9,109,440.35	10,469,159.66
2500-000-00 Accounts Payable	28,366.66	375,351.06	28,366.66	28,366.66	112,966.10						65,192.57		
2501-000-00 Accrued Audit and Tax	352,235.90	415,278.35	550,237.15	380,406.25	406,966.41	458,423.36	237,736.66	675,939.69	988,340.35	466,120.00	372,904.97	459,684.97	311,326.76
2502-000-00 Other Accrued Expens	60,540.61	219,902.64	273,494.14	263,161.39	290,640.70	38,090.38	84,513.19	103,488.69	67,427.16	83,913.66	125,033.70	160,917.68	124,542.62
2503-000-00 Payable to Knight	422.65	422.65	422.65	37.28	6,607.50								
2504-000-00 Accrued Rent	0.01	(2,015.99)	(2,015.99)	(20,735.99)	(24,812.79)								
2505-000-00 Accrued Lease Expens	(0.01)	(0.01)	(9,440.04)	28,320.08	37,760.11	47,200.14	56,640.17	66,080.20	75,520.23	84,960.26	94,400.29	103,840.32	113,280.35
2506-000-00 Accrued Data Comm	1,024,698.96	684,718.14	1,053,343.80	1,111,485.08	779,029.11	834,921.13	785,355.95	1,620,544.92	746,399.34	840,047.35	1,054,400.00	812,732.77	680,798.62
2507-000-00 Accrued Legal Fees	179,617.22	171,974.90	109,793.11	74,654.45	68,398.80	80,268.61	114,762.71	480,772.42	1,475,338.39	1,440,023.33	1,060,158.57	696,680.38	49,038.61
2508-000-00 Sales Tax Payable	20,626.68	37,689.94	(73,809.16)	(88,370.26)	(90,324.88)	(77,958.10)	(75,260.46)	(75,519.65)	(69,192.80)	(66,943.30)	(66,696.74)	(64,895.34)	(66,562.59)
2509-000-00 Deferred Rent Expense	571,670.86	572,507.86	573,344.86	574,181.86	575,018.86	575,855.86	576,692.86	577,529.86	578,366.86	579,203.86	580,040.86	580,877.86	581,714.86
2510-000-00 Accrued Tax Expense	(2,663,258.79)	(1,814,409.79)	(693,882.45)	70,899.55	874,245.55	1,824,724.55	820,806.55	1,542,127.55	2,102,216.55	2,854,768.76	5,564,104.76	6,398,159.76	3,478,370.07
2511-000-00 Accrued Regulatory Fe	720,954.50	698,244.75	644,957.75	915,812.75	852,108.00	552,279.75	657,325.50	840,548.50	602,799.00	702,846.00	786,846.00	604,000.00	829,439.00
2512-000-00 Accrued Project Delta Expenses													363,300.47
2550-000-00 Deferred Connectivity I	588,500.03	542,877.67	493,525.15	445,551.21	399,996.13	353,225.78	302,764.95	253,812.06	206,078.21	155,772.94	103,848.62	51,924.30	547,999.98
2401-000-00 Payroll Clearing Accou	0.19	0.19	0.18	(0.22)	(0.22)	0.75	2,670.15		(0.01)			1,250.02	
Total Accrued Compensation and	7,719,156.27	2,635,534.31	4,692,493.10	6,502,779.79	7,833,319.64	9,134,030.28	8,803,530.51	12,058,304.03	13,564,305.28	14,732,667.19	18,008,247.15	18,871,205.16	17,485,237.97
Total Liabilities	32,719,156.27	15,135,534.31	17,192,493.10	19,002,779.79	18,333,319.64	17,148,635.54	16,814,780.51	18,066,326.50	19,576,104.45	20,748,189.66	24,023,247.15	24,889,955.16	23,491,590.49

Stockholders' Equity

Additional Paid-In-Capital:													
3000-000-00 Additional Paid-In Capi	48,615,899.55	59,745,899.55	59,875,899.55	60,005,899.55	60,135,899.55	60,265,899.55	60,395,899.55	60,525,899.55	60,645,899.55	60,765,899.55	60,885,899.55	61,005,899.55	61,123,796.55
Total Additional Paid-In-Capital	48,615,899.55	59,745,899.55	59,875,899.55	60,005,899.55	60,135,899.55	60,265,899.55	60,395,899.55	60,525,899.55	60,645,899.55	60,765,899.55	60,885,899.55	61,005,899.55	61,123,796.55
Retained Earnings:													
3100-000-00 Retained Earnings	817,657.06	11,306,070.69	11,306,070.69	11,306,070.69	11,306,070.69	11,306,070.69	11,306,070.69	11,306,070.69	11,306,070.69	11,306,070.69	11,306,070.69	11,306,070.69	11,306,070.69
4040-000-00 Bad Debt Expense	(170,000.00)	(15,000.00)	(30,000.00)	(65,000.00)	(115,000.00)	(140,000.00)	(165,000.00)	(180,000.00)	(225,000.00)	(240,000.00)	(255,000.00)	(97,027.73)	(1,287,236.39)
4060-000-00 Connectivity Revenue	19,902,963.51	1,901,600.44	3,857,163.33	5,807,297.02	7,755,486.33	9,870,391.98	12,001,185.31	14,363,194.99	16,722,752.73	19,079,082.05	21,361,474.19	23,649,378.51	25,950,740.93
4070-000-00 Other Income	20,515.85								312.74	312.74	3,872.74	5,210.14	5,210.14
4080-000-00 Gain on Sale of Asset	16,500.00												
5030-000-00 Rebate Expense						(14,605.26)	(18,355.26)	(22,105.26)	(25,855.26)	(29,605.26)	(29,082.79)	(32,832.79)	(36,582.79)
6000-000-00 Allocated Comp and Bε	28,993,740.38	2,588,398.04	5,356,868.62	8,044,506.22	10,627,013.54	13,271,222.26	15,809,668.90	18,403,896.54	20,945,593.34	23,527,979.00	26,035,048.88	28,485,515.88	31,498,930.46
6000-252-00 Salary Expense - Sales	(1,802,982.15)	(166,336.45)	(336,355.29)	(504,691.18)	(664,297.88)	(825,719.58)	(986,306.28)	(1,146,402.98)	(1,305,564.68)	(1,466,534.80)	(1,626,432.30)	(1,787,560.62)	(1,948,457.32)
6000-609-00 Salary Expense - Oper	(2,059,779.06)	(174,083.40)	(352,291.78)	(532,541.83)	(717,033.55)	(909,746.55)	(1,111,323.61)	(1,313,173.67)	(1,515,573.73)	(1,709,998.79)	(1,912,442.69)	(2,113,742.75)	(2,315,905.33)
6000-701-00 Salary Expense Accou	(794,719.98)	(83,750.02)	(165,929.37)	(243,646.05)	(321,762.73)	(404,749.68)	(486,256.03)	(564,172.71)	(642,089.39)	(720,006.07)	(793,403.39)	(859,854.72)	(937,771.40)
6000-713-00 Salary Expense - Admi	(1,280,552.06)	(124,166.69)	(248,365.82)	(372,532.50)	(496,699.18)	(620,865.86)	(745,032.54)	(869,199.22)	(993,365.90)	(1,117,532.58)	(1,241,699.26)	(1,365,865.94)	(1,490,032.62)
6000-750-00 Salary Expense - Comp	(1,984,166.87)	(169,415.03)	(338,790.05)	(504,465.07)	(672,908.84)	(860,440.97)	(1,061,849.33)	(1,267,292.07)	(1,474,874.42)	(1,678,576.53)	(1,880,397.39)	(2,082,631.37)	(2,273,573.60)
6000-820-00 Salary Expense - IT	(8,928,252.10)	(804,628.04)	(1,620,253.97)	(2,417,771.20)	(3,213,711.97)	(4,029,897.47)	(4,848,125.70)	(5,665,636.19)	(6,494,984.68)	(7,318,685.02)	(8,142,981.53)	(8,941,531.28)	(9,753,055.77)
6004-820-00 Internal Software Capit	1,744,281.50	144,854.00	289,708.00	464,583.33	619,444.43	774,305.53	1,010,833.33	1,192,916.66	1,374,999.99	1,461,499.99	1,644,916.66	1,828,333.33	1,995,312.50
6005-820-00 Internal Software Capit	573,612.17	45,533.33	91,066.66	148,241.67	197,655.57	247,069.47	276,662.50	319,469.44	362,276.38	427,024.99	477,145.82	527,266.65	583,099.98
6010-713-00 Bonus Expense - Admi	(6,515,240.34)	(699,998.97)	(1,649,998.97)	(2,599,998.97)	(3,449,998.97)	(4,299,998.97)	(5,084,998.97)	(5,869,998.97)	(6,634,998.97)	(7,384,998.97)	(8,144,998.97)	(8,904,998.97)	(10,180,314.90)
6011-000-00 Tax/Bene on Bonus	(471,218.12)	(18,000.00)	(81,000.00)	(142,000.00)	(194,000.00)	(251,000.00)	(301,000.00)	(346,000.00)	(396,000.00)	(446,000.00)	(496,000.00)	(546,000.00)	(630,403.38)
6050-252-00 Employer Tax - Sales	(91,667.74)	(19,233.94)	(28,781.83)	(40,669.21)	(50,312.47)	(56,611.80)	(64,850.39)	(71,488.88)	(76,509.07)	(81,625.04)	(88,204.30)	(92,052.27)	(95,898.58)
6050-609-00 Employer Tax - Operati	(128,108.61)	(20,062.56)	(35,023.46)	(48,547.69)	(59,667.01)	(70,885.69)	(82,321.51)	(93,510.86)	(104,706.16)	(114,372.73)	(123,748.53)	(132,214.78)	(139,624.45)
6050-701-00 Employer Tax - Accour	(48,536.55)	(9,686.60)	(15,909.49)	(21,156.84)	(25,696.85)	(30,162.28)	(34,071.85)	(37,706.11)	(41,341.84)	(44,976.10)	(48,391.32)	(51,553.28)	(54,351.47)
6050-713-00 Employer Tax - Admini	(71,929.35)	(13,181.71)	(18,036.76)	(22,883.01)	(27,490.45)	(32,094.97)	(36,479.82)	(40,076.84)	(43,673.70)	(46,784.42)	(49,084.42)	(51,384.41)	(53,680.85)
6050-750-00 Employer Tax - Compli	(116,980.34)	(19,343.34)	(29,165.55)	(38,452.70)	(48,665.94)	(56,096.89)	(66,055.66)	(74,885.33)	(82,958.52)	(90,507.74)	(97,483.26)	(104,195.36)	(109,075.31)
6050-820-00 Employer Tax - IT	(535,894.30)	(99,301.99)	(162,445.94)	(218,251.98)	(270,640.55)	(322,342.60)	(371,707.00)	(417,606.63)	(461,856.80)	(500,819.43)	(532,339.28)	(557,899.29)	(581,528.53)
6060-252-00 401k Match - Sales	(55,368.01)	(23,084.04)	(27,838.22)	(32,809.06)	(37,492.40)	(42,175.74)	(46,859.08)	(52,292.42)	(58,375.76)	(64,709.10)	(68,921.29)	(73,237.33)	(77,062.47)
6060-609-00 401k Match - Operatior	(95,569.16)	(26,351.50)	(34,686.00)	(43,159.50)	(51,904.00)	(61,624.00)	(71,044.00)	(80,013.50)	(89,016.00)	(96,890.50)	(105,160.12)	(112,646.62)	(119,428.62)
6060-701-00 401k Match - Accountir	(28,081.72)	(6,647.00)	(9,497.00)	(12,547.00)	(15,597.00)	(18,647.00)	(21,697.00)	(23,247.00)	(24,422.00)	(25,222.00)	(26,022.00)	(26,609.50)	(26,984.50)
6060-713-00 401k Match - Administr	(43,671.17)	(7,152.50)	(13,925.29)	(20,696.13)	(25,216.97)	(29,175.31)	(33,133.65)	(37,091.99)	(40,050.33)	(42,275.38)	(44,333.72)	(45,492.06)	(50,743.69)
6060-750-00 401k Match - Complian	(35,779.09)	(10,746.34)	(16,663.00)	(22,713.00)	(28,763.00)	(34,813.00)	(40,863.00)	(46,929.50)	(53,012.50)	(57,737.50)	(60,851.28)	(63,976.28)	(67,163.00)
6060-820-00 401k Match - IT	(323,606.87)	(75,871.35)	(108,957.85)	(143,208.82)	(177,526.87)	(211,481.75)	(244,527.55)	(276,386.53)	(306,776.82)	(333,818.33)	(357,891.97)	(379,899.23)	(410,593.21)
6070-000-00 Employee Insurance	(1,241,781.41)	(102,742.87)	(235,526.60)	(357,492.84)	(474,830.27)	(597,168.51)	(726,765.11)	(878,178.09)	(1,002,725.28)	(1,129,269.69)	(1,265,681.77)	(1,402,127.62)	(1,523,155.48)
6075-000-00 Tuition Reimbursement Expense				(1,895.59)	(1,895.59)	(1,895.59)	(1,895.59)	(9,992.08)	(9,992.08)	(20,162.18)	(30,641.48)	(30,641.48)	(30,641.48)
6080-000-00 Stock Option Expense	(1,555,682.00)	(130,000.00)	(260,000.00)	(390,000.00)	(520,000.00)	(650,000.00)	(780,000.00)	(910,000.00)	(1,030,000.00)	(1,150,000.00)	(1,270,000.00)	(1,390,000.00)	(1,507,897.00)
6090-000-00 Phantom Stock Unit Ex	(3,402,067.00)												
7000-000-00 Allocated Bus Dev	1,417,951.14	141,329.86	288,341.14	382,227.74	453,562.58	549,898.28	715,211.14	836,582.24	924,972.62	1,023,535.32	1,182,284.42	1,321,842.42	1,426,596.14
7010-252-00 Sales T&E - Hotel	(27,193.14)		(4,663.97)	(6,532.76)	(9,381.76)	(11,246.66)	(14,857.40)	(18,601.36)	(20,136.47)	(22,863.71)	(28,790.19)	(33,718.32)	(35,105.74)
7011-252-00 Sales T&E - Airfare/Tra	(99,804.55)	(1,401.20)	(5,561.02)	(10,598.97)	(14,185.51)	(16,624.96)	(24,604.61)	(33,074.25)	(38,488.21)	(43,597.49)	(48,683.59)	(61,176.19)	(66,661.55)
7012-252-00 Sales T&E - Car Servic	(72,551.90)	(7,370.86)	(9,355.80)	(18,811.62)	(19,850.07)	(20,819.20)	(32,434.24)	(42,200.92)	(50,075.44)	(52,066.39)	(60,297.35)	(61,807.18)	(74,649.70)
7013-252-00 Sales T&E - Parking	(2,373.92)		(49.75)	(179.75)	(432.75)	(712.75)	(829.75)	(1,299.75)	(1,401.75)	(1,543.75)	(1,572.75)	(1,910.27)	(2,234.27)
7014-252-00 Sales T&E - Client Ent	(50,665.88)		(2,272.00)	(2,272.00)	(12,959.29)	(20,959.29)	(30,502.09)	(58,008.81)	(67,252.38)	(69,160.88)	(70,698.18)	(70,980.44)	(70,980.44)
7015-252-00 Sales T&E - Client Ent	(68,374.55)	(5,020.68)	(14,474.89)	(21,692.48)	(28,813.20)	(36,834.53)	(44,116.33)	(51,087.54)	(55,910.72)	(63,127.80)	(70,931.18)	(82,763.18)	(89,992.76)
7016-252-00 Sales T&E - Ticket Pre	6,816.60												
7017-252-00 Sales T&E - Business I	(8,617.69)		(2,015.00)	(2,015.00)	(5,084.00)	(7,108.00)	(7,907.00)	(8,468.75)	(9,843.43)	(16,077.61)	(16,077.61)	(25,137.61)	(36,258.36)
7030-000-00 Charity Events and Do	(67,000.00)									(15,000.00)	(15,000.00)	(15,000.00)	(15,000.00)
7040-000-00 Market/Product Resear	12,186.41						(20,000.00)	(20,000.00)	(20,000.00)	(20,000.00)	(20,000.00)	(20,000.00)	(20,000.00)
7040-055-00 Market Research - Bra	(125,000.00)	(10,000.00)	(20,000.00)	(30,000.00)	(40,000.00)	(50,000.00)	(60,000.00)	(70,000.00)	(61,690.78)	(71,690.78)	(81,690.78)	(86,690.78)	(85,024.78)
7100-000-00 Advertising	(68,525.00)											(6,800.00)	(6,800.00)
7100-055-00 Marketing/PR Brazil	(127,783.93)	(8,000.00)	(37,187.50)	(24,000.00)	(32,000.00)	(40,000.00)	(48,000.00)	(56,000.00)	(64,000.00)	(72,000.00)	(80,000.00)	(88,675.00)	(96,675.00)
7101-000-00 Promotional	(186,106.78)	(39,612.57)	(49,579.54)	(53,784.27)	(55,920.81)	(72,217.53)	(77,533.80)	(86,028.79)	(96,914.73)	(104,501.02)	(128,062.40)	(130,929.35)	(144,890.80)
7102-000-00 Sponsorship	(242,141.25)	(49,000.00)	(89,500.00)	(115,500.00)	(124,000.00)	(146,000.00)	(192,500.00)	(210,500.00)	(211,810.00)	(217,851.67)	(275,935.00)	(324,018.33)	(354,601.66)
7103-000-00 Public Relations	(200,868.64)	(10,588.24)	(34,676.48)	(45,264.65)	(57,094.65)	(68,754.60)	(100,913.71)	(114,342.31)	(130,704.95)	(142,513.40)	(153,965.40)	(170,359.90)	(180,532.40)
7104-000-00 Marketing Materials	(31,159.69)	(3,040.58)	(6,583.14)	(17,515.48)	(19,223.81)	(23,820.14)	(26,180.58)	(30,097.84)	(34,042.18)	(48,817.23)	(59,436.00)	(63,044.99)	(67,434.51)
7105-000-00 Website	(25,052.50)	(6,997.50)	(9,345.00)	(30,581.25)	(30,581.25)	(30,581.25)	(30,581.25)	(30,581.25)	(56,268.75)	(56,268.75)	(62,418.75)	(65,868.75)	(65,868.75)
7106-252-00 T&E - Marketing	(35,734.68)	(298.22)	(3,077.04)	(3,479.50)	(4,035.46)	(4,219.35)	(4,250.35)	(6,290.64)	(6,432.79)	(6,454.79)	(8,725.18)	(12,962.51)	(13,865.62)
7500-000-00 Allocated Professional	11,338,254.63	904,053.03	1,781,549.32	2,485,781.33	3,531,730.32	4,655,558.93	5,584,076.48	7,446,505.31	9,550,972.52	11,219,922.39	12,598,578.66	13,816,441.66	15,067,439.64
7510-000-00 Audit and Tax Fees	(1,782,796.90)	(128,627.25)	(251,226.05)	(382,496.65)	(569,855.66)	(797,355.66)	(899,334.52)	(1,016,834.52)	(663,000.93)	(842,894.71)	(940,891.41)	(1,102,490.91)	(1,235,990.91)
7520-000-00 Legal Fees	(1,346,058.27)	(25,967.09)	(54,879.67)	(63,415.74)	(132,004.99)	(172,017.04)	(236,971.26)	(631,971.26)	(277,752.49)	(338,004.39)	(435,618.86)	(454,022.65)	(484,022.65)
7520-055-00 Legal - Brazil	(316,417.39)	(17,000.00)	(24,000.00)	(37,000.00)	(39,226.53)	(45,226.53)	(61,107.70)	(91,107.70)	(120,999.18)	(142,710.54)	(120,560.73)	(161,215.26)	(169,792.67)
7530-000-00 Regulatory Fees	(3,090,022.81)	(265,000.17)	(500,686.34)	(754,061.51)	(1,085,676.66)	(1,502,541.23)	(1,854,739.80)	(2,184,894.37)	(2,569,115.94)	(2,890,498.51)	(3,198,271.08)	(3,511,048.65)	(3,985,347.16)
7540-000-00 Recruiting Fees	(389,000.00)	(50,000.00)	(120,000.00)	(146,507.80)	(134,438.87)	(194,438.87)	(254,438.87)	(316,938.87)	(393,784.28)	(413,784.28)	(413,784.28)	(413,784.28)	(449,034.28)
7550-000-00 Consulting - IT	(1,870,862.00)	(160,583.33)	(429,017.43)	(615,434.10)	(937,241.88)	(1,209,329.17)	(1,420,745.83)	(1,733,712.71)	(1,960,133.55)	(2,181,883.55)	(2,357,669.40)	(2,568,075.20)	(2,824,022.28)
7551-000-00 Consulting - Finance ai	(82,034.02)	(68,779.00)	(120,018.00)	(136,582.00)	(165,514.82)	(192,753.72)	(235,720.30)	(752,200.00)	(788,579.02)	(826,117.92)	(848,915.05)	(873,493.96)	(903,448.31)
7552-000-00 Consulting Legal/Comp	(592,080.70)	(45,000.00)	(103,125.13)	(130,125.13)	(150,321.44)	(196,575.73)	(219,510.48)	(241,767.48)	(210,793.00)	(225,606.59)	(230,573.97)	(290,922.73)	(321,359.11)
7553-000-00 Consulting - Brazil	(307,323.56)	(55,366.66)	(55,366.66)	(55,366.66)	(55,366.66)	(27,000.00)	(27,000.00)	(27,000.00)	(21,300.82)	(21,300.82)	(21,300.82)	(21,300.82)	(21,300.82)
7554-000-00 Strategic Initiatives	(610,528.48)	(179.17)	(179.17)	(179.17)	(179.17)	(179.17)	(179.17)	(179.17)	(2,020,977.71)	(2,701,091.59)	(3,262,908.00)	(3,571,959.49)	(3,734,720.28)
7560-000-00 Payroll Processing Fee	(60,570.66)	(11,876.38)	(13,864.88)	(17,113.58)	(23,122.68)	(27,151.86)	(32,876.32)	(34,542.57)	(37,540.02)	(40,540.58)	(49,228.37)	(52,777.48)	(55,318.32)
7570-000-00 Board Member Compe	(690,559.70)	(75,671.98)	(109,166.00)	(147,499.00)	(238,760.98)	(290,989.98)	(341,452.26)	(415,356.70)	(486,995.63)	(595,488.96)	(718,856.75)	(795,350.08)	(883,082.45)
8000-000-00 Telephone	(260,478.42)	(24,738.02)	(48,497.98)	(73,392.05)	(98,073.65)	(125,161.58)	(151,237.04)	(177,198.34)	(201,443.21)	(228,078.68)	(253,683.92)	(279,069.30)	(305,173.06)

8001-000-00 Communications	(102,101.47)	(8,764.19)	(16,034.24)	(23,718.78)	(30,069.05)	(35,116.99)	(41,618.18)	(48,176.17)	(57,218.90)	(64,941.83)	(71,758.55)	(77,140.37)	(84,300.20)
8002-000-00 Market Data Fees	(804,730.50)	(66,312.55)	(132,625.10)	(213,345.51)	(277,470.51)	(361,690.70)	(445,864.58)	(526,289.71)	(634,654.52)	(717,404.53)	(825,059.99)	(915,050.98)	(1,026,666.65)
8003-000-00 Connectivity Line	(4,374,699.69)	(378,570.18)	(703,678.34)	(1,084,445.52)	(1,593,246.47)	(2,053,180.48)	(2,450,473.75)	(2,890,552.76)	(3,363,305.16)	(3,889,869.94)	(4,342,693.57)	(4,955,264.07)	(5,389,428.87)
8004-000-00 Data Center Facilities		(608,645.36)	(1,500,987.19)	(2,236,589.03)	(2,980,862.63)	(3,725,078.48)	(4,471,374.38)	(5,215,822.35)	(5,970,698.58)	(6,722,261.44)	(7,472,906.49)	(8,090,324.48)	(8,701,330.74)
8005-000-00 Office Facilities		(3,217.08)	(34,419.74)	(47,563.05)	(70,137.72)	(93,427.69)	(116,443.99)	(136,305.26)	(153,924.81)	(178,988.67)	(204,698.69)	(227,349.68)	(254,382.42)
8006-000-00 Computer Hardware	(7,752,428.57)	(609,546.09)	(1,213,168.37)	(77,701.27)	(88,483.17)	(112,046.68)	(122,827.33)	(139,831.39)	(149,105.83)	(168,633.50)	(189,218.08)	(200,005.39)	(223,188.06)
8007-000-00 Computer HW Maint/Sı	(821,637.28)	(32,746.36)	(44,443.18)	(128,387.02)	(164,817.80)	(210,402.23)	(254,216.90)	(297,463.18)	(343,500.17)	(372,747.09)	(418,465.42)	(514,992.11)	(592,843.50)
8008-000-00 Software	(1,659,633.99)	(152,592.99)	(312,469.58)	(452,064.91)	(596,853.07)	(776,467.69)	(954,919.76)	(1,145,206.14)	(1,290,923.42)	(1,443,620.86)	(1,627,079.35)	(1,818,427.11)	(2,023,924.38)
8009-000-00 SW Maint/Sup	(8,793,311.91)	(269,293.18)	(224,691.95)	(339,590.51)	(409,596.52)	(512,199.10)	(611,038.69)	(709,787.74)	(826,562.14)	(950,843.33)	(1,040,796.27)	(1,109,842.95)	(1,189,954.63)
8010-000-00 Allocated Communicatl	23,369,021.54	2,054,426.00	4,032,776.09	6,045,372.39	8,142,873.05	10,321,761.16	12,394,298.19	14,540,795.10	16,677,974.68	18,834,610.28	20,954,209.83	23,129,088.83	25,134,247.52
8011-000-00 Production Security Monitoring			(1,760.42)	(8,146.02)	(18,395.85)	(28,645.68)	(35,031.28)	(41,416.88)	(51,092.48)	(58,478.04)	(65,910.20)	(73,342.35)	(80,774.51)
8012-000-00 Hardware Lease Expense				(1,660,428.72)	(2,214,866.60)	(2,788,363.85)	(3,339,252.32)	(3,912,745.18)	(4,435,545.47)	(4,938,742.40)	(5,441,939.33)	(5,968,279.94)	(6,462,282.50)
8500-000-00 Depr - Hardware	(1,828,153.35)	(184,444.85)	(346,672.60)	(533,986.45)	(715,833.98)	(899,220.29)	(1,076,386.97)	(1,272,051.88)	(1,479,629.79)	(1,734,525.98)	(1,970,125.70)	(2,193,445.63)	(2,438,788.45)
8501-000-00 Depr - Datacenter Harc	(149,503.63)	(2,956.37)	(2,956.37)	(2,956.37)	(2,956.37)	(2,956.37)	(2,956.37)	(2,956.37)	(2,956.37)	18,203.96	13,807.18	(8,088.66)	(35,441.21)
8502-000-00 Depr - Software	(900,994.12)	(63,979.58)	(112,865.21)	(166,836.03)	(222,228.64)	(279,765.05)	(334,971.00)	(410,178.38)	(485,187.56)	(553,413.95)	(627,288.15)	(699,687.94)	(770,379.69)
8503-000-00 Depr - Network Equipr	(116,120.70)	(8,164.08)	(15,538.09)	(23,702.17)	(24,799.17)	(25,932.73)	(27,029.73)	(28,163.29)	(31,768.95)	(35,126.67)	(38,732.33)	(42,221.68)	(45,827.30)
8504-000-00 Depr - Telephone Equi	(35,414.19)	(4,300.54)	(8,184.90)	(12,677.45)	(17,675.42)	(22,839.99)	(27,837.96)	(33,002.54)	(36,145.51)	(39,138.75)	(43,145.75)	(47,213.97)	(50,855.12)
8505-000-00 Depr - Leasehold Impr	(756,051.80)	(65,432.08)	(124,593.38)	(190,093.37)	(255,556.86)	(324,240.89)	(390,891.33)	(463,857.79)	(539,204.32)	(788,869.74)	(874,772.80)	(957,498.12)	(997,645.19)
8506-000-00 Depr - Furniture and Fi	(167,595.41)	(14,183.15)	(26,993.71)	(41,189.48)	(54,941.22)	(69,166.18)	(84,303.29)	(100,077.44)	(116,008.30)	(131,063.43)	(200,391.85)	(216,759.06)	(234,272.30)
8507-000-00 Depr - Internally Devel	(1,957,131.40)	(176,445.23)	(335,815.12)	(516,498.90)	(691,354.17)	(872,037.94)	(1,053,019.30)	(1,240,033.36)	(1,427,047.43)	(1,612,686.60)	(1,804,513.74)	(1,990,152.96)	(2,189,132.17)
8510-000-00 Allocated Depreciation	6,009,267.92	528,097.81	990,003.24	1,512,516.00	2,018,113.54	2,537,119.08	3,046,547.52	3,607,684.54	4,183,483.65	4,950,348.51	5,627,082.43	6,245,179.43	6,860,644.59
8590-000-00 Amortization EDGA UT	(2,253.96)	(187.83)	(375.66)	(563.49)	(751.32)	(939.15)	(1,126.98)	(1,314.81)	(1,502.64)	(1,690.47)	(1,878.30)	(2,066.13)	(2,253.96)
8591-000-00 Amortization EDGA CT	(46,978.08)	(3,914.84)	(7,829.68)	(11,744.52)	(15,659.36)	(19,574.20)	(23,489.04)	(27,403.88)	(31,318.72)	(35,233.56)	(39,148.40)	(43,063.24)	(46,978.08)
8592-000-00 Amortization EDGX UT	(2,093.04)	(174.42)	(348.84)	(523.26)	(697.68)	(872.10)	(1,046.52)	(1,220.94)	(1,395.36)	(1,569.78)	(1,744.20)	(1,918.62)	(2,093.04)
8593-000-00 Amortization EDGX CT	(46,978.08)	(3,914.84)	(7,829.68)	(11,744.52)	(15,659.36)	(19,574.20)	(23,489.04)	(27,403.88)	(31,318.72)	(35,233.56)	(39,148.40)	(43,063.24)	(46,978.08)
9000-000-00 Allocated Other	1,666,818.54	135,786.50	234,945.14	356,271.98	470,934.20	595,796.44	721,278.78	824,127.20	989,562.42	1,116,244.32	1,299,122.50	1,500,136.50	1,750,416.62
9001-000-00 Company Holiday Party	(30,000.00)				(1,925.13)	(1,925.13)	(1,925.13)	(1,925.13)	(1,925.13)	(1,925.13)	(1,925.13)	(16,925.13)	(57,000.91)
9002-000-00 Bank Fees	(545.97)	(104.81)	(298.33)	(955.35)	(1,311.23)	(1,815.05)	(2,218.62)	(2,477.07)	(2,646.63)	(2,958.53)	(3,126.91)	(3,284.35)	(3,442.53)
9004-000-00 Misc Expense	(193,260.19)	(3,316.25)	(11,176.39)	(13,140.22)	(14,534.53)	(67,734.23)	(78,281.55)	(71,476.57)	(83,347.24)	(91,837.73)	(129,927.53)	(128,440.79)	(167,790.78)
9005-000-00 General Insurance Exp	(375,771.79)	(43,881.22)	(75,877.61)	(107,874.00)	(139,870.39)	(171,866.78)	(203,863.17)	(235,859.56)	(267,855.95)	(299,852.34)	(310,054.80)	(343,712.97)	(377,371.14)
9006-000-00 Office Expense	(187,954.66)	(10,862.20)	(16,173.97)	(25,673.94)	(42,271.09)	(49,113.07)	(53,003.37)	(57,949.43)	(63,134.85)	(73,370.98)	(92,752.49)	(126,319.26)	(138,512.77)
9007-000-00 Postage & Freight	(28,942.45)	(3,296.27)	(4,813.04)	(6,790.66)	(9,254.46)	(10,750.71)	(11,769.89)	(12,506.31)	(13,476.47)	(16,034.33)	(18,546.82)	(20,270.31)	(26,609.24)
9010-000-00 Training - Corporate				(5,377.50)	(7,900.60)	(19,390.35)	(23,295.10)	(26,825.85)	(30,225.60)	(32,416.18)	(48,345.93)	(62,035.68)	(75,528.08)
9010-252-00 Training - Sales	(11,308.40)									(1,500.00)	18,300.00	18,300.00	18,300.00
9010-609-00 Training - Operations	(19,306.08)	(225.00)	(2,783.38)	(8,033.38)	(11,813.38)	(11,813.38)	(17,753.88)	(19,166.88)	(19,166.88)	(21,656.88)	(40,840.61)	(48,025.61)	(48,025.61)
9010-701-00 Training - Accounting/F	(15,131.00)					(115.30)	(115.30)	(615.30)	(615.30)	(615.30)	(2,387.30)	(2,387.30)	(2,387.30)
9010-713-00 Training - Administratio	(68,695.84)	(6,726.09)	(8,030.84)	(6,121.34)	(6,121.34)	(6,121.34)	(6,221.34)	(9,157.96)	(9,157.96)	(9,406.96)	(9,406.96)	(9,406.96)	(11,044.80)
9010-750-00 Training - Compliance/l	(18,406.90)	(553.33)	(4,327.25)	(5,304.99)	(5,763.32)	(6,221.65)	(6,679.98)	(8,388.31)	(10,746.94)	(11,752.73)	(10,780.80)	(21,517.80)	(34,922.49)
9010-820-00 Training - IT	(221,177.11)	(5,925.23)	(13,516.90)	(19,736.90)	(22,235.90)	(32,369.15)	(44,960.64)	(60,043.18)	(68,063.28)	(81,903.29)	(85,755.19)	(94,428.19)	(102,613.19)
9011-055-00 T&E - Strategy	(130,929.68)	(9,983.36)	(10,393.36)	(24,865.18)	(29,751.18)	(29,809.14)	(30,343.23)	(30,458.47)	(32,286.09)	(32,353.14)	(60,630.08)	(62,940.51)	(63,033.61)
9011-252-00 T&E - Sales	(10,387.07)	(73.00)	(292.14)	(786.27)	(1,822.79)	(2,269.87)	(3,167.86)	(4,489.77)	(4,968.26)	(5,929.39)	(7,621.93)	(9,149.34)	(10,550.55)
9011-609-00 T&E - Operations	(34,210.46)	(3,642.71)	(6,422.86)	(7,590.24)	(7,911.77)	(13,371.61)	(18,285.85)	(20,766.29)	(22,492.69)	(27,849.59)	(32,277.69)	(33,751.94)	(40,538.20)
9011-701-00 T&E - Accounting/Finai	(7,158.78)	(543.86)	(543.86)	(568.54)	(763.54)	(872.84)	(872.84)	(1,157.93)	(4,666.05)	(4,743.06)	(5,852.06)	(5,858.79)	(5,858.79)
9011-713-00 T&E - Administration	(31,779.97)	(3,453.40)	(5,557.20)	(10,566.86)	(12,763.97)	(15,005.30)	(23,439.54)	(26,273.12)	(30,808.26)	(33,322.83)	(47,169.01)	(77,601.40)	(84,767.78)
9011-750-00 T&E - Compliance/Leg	(29,935.71)	(2,117.82)	(3,902.16)	(6,942.26)	(12,078.56)	(17,097.20)	(20,972.96)	(24,337.00)	(30,748.79)	(32,540.23)	(34,097.75)	(46,384.98)	(52,504.60)
9011-820-00 T&E - IT	(85,427.40)	(3,208.34)	(6,983.10)	(17,988.99)	(31,537.76)	(50,237.26)	(64,021.96)	(70,161.51)	(79,527.80)	(87,914.72)	(100,409.21)	(107,309.16)	(121,202.43)
9012-000-00 Good Deeds Charitable	(60,000.00)	(6,250.00)	(12,500.00)	(18,750.00)	(25,000.00)	(31,250.00)	(37,500.00)	(43,750.00)	(50,000.00)	(56,250.00)	(62,500.00)	(68,750.00)	(75,000.00)
9013-000-00 Dues, Subscriptions, P	(98,137.83)	(31,623.60)	(51,352.74)	(69,205.35)	(86,303.25)	(56,647.07)	(72,586.56)	(96,341.55)	(113,702.24)	(135,110.96)	(158,214.27)	(174,936.55)	(195,013.82)
9014-000-00 Taxes Other	(850.00)												
9016-000-00 Other Charitable Contri	(7,500.00)								(50,000.00)	(55,000.00)	(55,000.00)	(55,000.00)	(55,000.00)
9100-000-00 State Income Taxe	(376,641.00)												
9110-000-00 Federal Income Tax	(7,404,926.00)	(817,442.00)	(1,905,560.00)	(2,999,342.00)	(4,062,688.00)	(5,013,167.00)	(6,216,149.00)	(6,928,152.79)	(7,445,866.79)	(8,180,419.00)	(8,928,660.00)	(9,751,443.00)	(13,570,933.00)
9500-000-00 Rent Expense	0.01					0.01	0.01	0.01	0.01	0.01	0.01	0.03	
9600-000-00 Interest Expense		(50,000.00)	(80,000.00)	(115,000.00)	(145,220.96)	(172,670.96)	(200,370.96)	(225,589.64)	(249,541.89)	(290,646.06)	(330,646.06)	(365,646.06)	(355,278.97)
Total Retained Earnings	11,306,070.69	12,200,230.18	12,897,675.07	13,559,026.76	14,238,649.12	15,210,820.51	15,957,381.84	17,438,419.05	19,082,873.28	20,519,796.22	21,878,029.86	23,338,709.82	20,511,990.61
Total Stockholder's Equity	59,921,970.24	71,946,129.73	72,773,574.62	73,564,926.31	74,374,548.67	75,476,720.06	76,353,281.39	77,964,318.60	79,728,772.83	81,285,695.77	82,763,929.41	84,344,609.37	81,635,787.16
Total Liabilities and Stockholders	92,641,126.51	87,081,684.04	89,966,067.72	92,567,706.10	92,707,868.31	92,625,355.60	93,168,061.90	96,030,645.10	99,304,877.28	102,033,885.43	106,787,176.56	109,234,564.53	105,127,377.65

Direct Edge ECN

For the Twelve Months Ending December 31, 2013

	December, 2012	January, 2013	February, 2013	March, 2013	April, 2013	May, 2013	June, 2013	July, 2013	August, 2013	September, 2013	October, 2013	November, 2013	December, 2013
Assets													
Cash and Cash Equivalents	$10,864,840.77	$11,131,078.71	$11,462,330.07	$11,750,743.09	$11,803,277.24	$11,944,234.83	$12,669,431.74	$12,816,926.80	$13,122,957.83	$13,502,476.29	$13,308,174.82	$13,564,096.29	$5,886,102.97
Commissions and Fees Receivable						58,459.92	(8,014.63)						253,034.00
Securities Owned, at Market Value						13,952.00							
Intercompany Rec/(Pay)	4,530,898.81	5,169,376.82	4,626,942.88	3,973,981.20	4,441,618.04	4,628,269.95	3,794,132.69	3,993,627.56	3,823,339.40	3,378,057.13	4,365,668.24	3,983,555.14	3,905,432.09
Other Assets	0.01	0.01	0.01	0.01	0.01	0.01	0.01	0.01					
Total Assets	15,395,739.59	16,300,455.54	16,089,272.96	15,724,724.30	16,244,895.29	16,642,916.71	16,455,549.81	16,810,554.37	16,946,297.23	16,880,533.42	17,673,843.06	17,547,651.43	10,044,569.06
Liabilities and Stockholders' Equity													
Liabilities													
Payable to Brokers, Dealers, and (	2,484,154.37	3,141,727.32	2,714,647.01	2,189,411.66	2,536,575.05	2,711,954.72	2,310,506.94	2,482,501.38	2,465,309.93	2,283,666.68	2,860,936.79	2,635,024.82	2,891,913.39
Rebates Payable	0.02	0.02	0.02	0.02	0.02	0.02	0.02	0.02					
Accrued Compensation and Other	0.70	0.70	0.70	0.70	0.70	0.70	0.70	0.70					
Total Liabilities	2,484,155.09	3,141,728.04	2,714,647.73	2,189,412.38	2,536,575.77	2,711,955.44	2,310,507.66	2,482,502.10	2,465,309.93	2,283,666.68	2,860,936.79	2,635,024.82	2,891,913.39
Stockholders' Equity													
Additional Paid-In-Capital	(25,240,439.76)	(25,240,439.76)	(25,240,439.76)	(25,240,439.76)	(25,240,439.76)	(25,240,439.76)	(25,240,439.76)	(25,240,439.76)	(25,240,439.76)	(25,240,439.76)	(25,240,439.76)	(25,240,439.76)	(33,240,439.76)
Retained Earnings	38,152,024.26	38,399,167.26	38,615,064.99	38,775,751.68	38,948,759.28	39,171,401.03	39,385,481.91	39,568,492.03	39,721,427.06	39,837,306.50	40,053,346.03	40,153,066.37	40,393,095.43
Total Stockholder's Equity	12,911,584.50	13,158,727.50	13,374,625.23	13,535,311.92	13,708,319.52	13,930,961.27	14,145,042.15	14,328,052.27	14,480,987.30	14,596,866.74	14,812,906.27	14,912,626.61	7,152,655.67
Total Liabilities and Stockholders	15,395,739.59	16,300,455.54	16,089,272.96	15,724,724.30	16,244,895.29	16,642,916.71	16,455,549.81	16,810,554.37	16,946,297.23	16,880,533.42	17,673,843.06	17,547,651.43	10,044,569.06

Direct Edge ECN

For the Twelve Months Ending December 31, 2013

	December, 2012	January, 2013	February, 2013	March, 2013	April, 2013	May, 2013	June, 2013	July, 2013	August, 2013	September, 2013	October, 2013	November, 2013	December, 2013
Assets													
Cash and Cash Equivalents:													
1001-000-00 Cash - BoNY Operating	(0.10)	(0.10)	(0.10)	(0.10)	(0.10)	(0.10)	(0.10)	(0.10)					
1002-000-00 Cash - JPM Operating	8,980,303.67	7,973,508.34	10,326,047.40	8,898,150.47	7,294,626.18	7,474,326.12	6,607,717.79	8,271,801.07	9,078,193.01	10,736,581.40	10,622,589.02	10,951,020.03	3,104,666.51
1003-000-00 Cash - BoNY Payroll	0.02	0.02	0.02	0.02	0.02	0.02	0.02	0.02					
1004-000-00 Cash - Merrill STMM	592,144.93	592,190.35	592,258.48	592,326.62	592,403.93	592,479.39	592,479.39	592,330.85	592,403.86	592,479.31	592,554.78	592,625.38	592,703.29
1010-000-00 Merrill Commissions 3F	(477,129.86)	(626,878.90)	(129,040.87)	(91,188.85)	(98,570.99)	(102,081.85)	(206,776.30)	(95,333.53)	(102,932.78)	(91,686.32)	(90,934.70)	(119,934.38)	(27,489.94)
1011-000-00 Merrill Commissions 3F	(825,522.17)	(985,387.63)	(146,352.40)	(168,166.95)	(52,102.81)	(56,948.16)	(211,965.86)	(150,207.78)	(142,952.52)	(132,310.20)	(130,860.99)	(138,335.94)	(108,959.80)
1012-000-00 Merrill Trading Account	2,595,044.33	4,177,846.68	819,417.59	2,519,621.93	4,066,921.06	4,036,459.46	5,887,976.85	4,198,336.32	3,898,246.26	2,397,412.10	2,314,826.71	2,278,721.20	2,325,182.91
1019-000-00 Due from Merrill	(0.05)	(0.05)	(0.05)	(0.05)	(0.05)	(0.05)	(0.05)	(0.05)					
Total Cash and Cash Equivalent	10,864,840.77	11,131,078.71	11,462,330.07	11,750,743.09	11,803,277.24	11,944,234.83	12,669,431.74	12,816,926.80	13,122,957.83	13,502,476.29	13,308,174.82	13,564,096.29	5,886,102.97
Commissions and Fees Receivable:													
1120-000-00 Activity Remittance Clearing Account						56,459.92	(8,014.63)						
1130-000-00 AR - Allowance for Dou	(393,604.94)	(393,604.94)	(393,604.94)										
1141-000-00 AR - ECN Commission	393,604.94	393,604.94	393,604.94										
1142-000-00 Rebate Receivable													253,034.00
Total Commissions and Fees Receivable						56,459.92	(8,014.63)						253,034.00
Securities Owned, at Market Value:													
1200-000-00 Securities Owned at Market Value						13,952.00							
Total Securities Owned, at Market Value						13,952.00							
Intercompany Rec/(Pay):													
1402-000-00 Intercompany - EDGA	3,942,132.47	4,807,889.05	4,437,531.23	3,723,528.65	4,024,659.53	3,908,342.63	3,217,769.56	3,484,145.40	3,354,563.07	3,038,602.58	3,814,527.87	3,434,745.42	3,498,360.89
1404-000-00 Intercompany - DEI	(279,822.36)	(384,708.50)	(359,203.65)	(339,001.22)	(335,168.06)	(346,170.13)	(299,847.65)	(342,385.90)	(357,179.81)	(353,084.63)	(351,631.62)	(395,589.00)	(253,628.00)
1403-000-00 Intercompany - EDGX	868,588.70	746,196.27	548,615.30	589,453.77	752,126.57	1,066,097.45	876,210.78	851,868.06	825,956.14	692,539.18	902,771.99	944,398.72	660,699.20
Total Intercompany Rec/(Pay)	4,530,898.81	5,169,376.82	4,626,942.88	3,973,981.20	4,441,618.04	4,628,269.95	3,794,132.69	3,993,627.56	3,823,339.40	3,378,057.13	4,365,668.24	3,983,555.14	3,905,432.09
Other Assets:													
1300-000-00 Prepaid Expenses	0.01	0.01	0.01	0.01	0.01	0.01	0.01	0.01					
Total Other Assets	0.01	0.01	0.01	0.01	0.01	0.01	0.01	0.01					
Total Assets	15,395,739.59	16,300,455.54	16,089,272.96	15,724,724.30	16,244,895.29	16,642,916.71	16,455,549.81	16,810,554.37	16,946,297.23	16,880,533.42	17,673,843.06	17,547,651.43	10,044,569.06
Liabilities and Stockholders' Equity													
Liabilities													
Payable to Brokers, Dealers, and Clearing Organizations:													
2200-000-00 Accrued Route Fees	2,158,990.43	2,892,905.07	2,479,816.38	1,979,285.08	2,319,894.01	2,497,865.42	2,104,262.93	2,263,726.78	2,272,938.70	2,081,043.46	2,645,740.94	2,445,949.90	2,632,037.19
2301-000-00 Accrued NSCC Fees	130,000.00	65,000.00	65,000.00	65,000.00	65,000.00	65,000.00	65,000.00	65,000.00	65,000.00	65,000.00	65,000.00	65,000.00	130,000.00
2302-000-00 Accrued SEC Fees	111,434.26	100,092.57	86,100.49	61,396.44	67,950.90	65,359.16	57,513.87	68,774.60	42,371.23	52,623.22	65,195.85	39,074.92	44,876.20
2300-000-00 Accrued Clearing Fees	83,729.68	83,729.68	83,730.14	83,730.14	83,730.14	83,730.14	83,730.14	85,000.00	85,000.00	85,000.00	85,000.00	85,000.00	85,000.00
Total Payable to Brokers, Dealer	2,484,154.37	3,141,727.32	2,714,647.01	2,189,411.66	2,536,575.05	2,711,954.72	2,310,506.94	2,482,501.38	2,465,309.93	2,283,666.68	2,860,936.79	2,635,024.82	2,891,913.39
Rebates Payable:													
2100-000-00 Rebates Payable	0.02	0.02	0.02	0.02	0.02	0.02	0.02	0.02					
Total Rebates Payable	0.02	0.02	0.02	0.02	0.02	0.02	0.02	0.02					
Accrued Compensation and Other Accrued Expenses:													

2401-000-00 Payroll Clearing Accou	0.56	0.56	0.56	0.56	0.56	0.56	0.56	0.56					
2402-000-00 T&E Clearing Account	0.14	0.14	0.14	0.14	0.14	0.14	0.14	0.14					
Total Accrued Compensation an	0.70	0.70	0.70	0.70	0.70	0.70	0.70	0.70					
Total Liabilities	2,484,155.09	3,141,728.04	2,714,647.73	2,189,412.38	2,536,575.77	2,711,955.44	2,310,507.66	2,482,502.10	2,485,309.93	2,283,666.68	2,860,936.79	2,635,024.82	2,891,913.39
Stockholders' Equity													
Additional Paid-In-Capital:													
3000-000-00 Additional Paid-In Capi	(25,240,439.76)	(25,240,439.76)	(25,240,439.76)	(25,240,439.76)	(25,240,439.76)	(25,240,439.76)	(25,240,439.76)	(25,240,439.76)	(25,240,439.76)	(25,240,439.76)	(25,240,439.76)	(25,240,439.76)	(33,240,439.76)
Total Additional Paid-In-Capital	(25,240,439.76)	(25,240,439.76)	(25,240,439.76)	(25,240,439.76)	(25,240,439.76)	(25,240,439.76)	(25,240,439.76)	(25,240,439.76)	(25,240,439.76)	(25,240,439.76)	(25,240,439.76)	(25,240,439.76)	(33,240,439.76)
Retained Earnings:													
3100-000-00 Retained Earnings	28,661,499.62	30,891,383.16	30,891,383.16	30,891,383.16	30,891,383.16	30,891,383.16	30,891,383.16	30,891,383.16	30,891,383.16	30,891,383.16	30,891,383.16	30,891,383.16	30,891,383.16
4001-000-00 DE Route Revenue - E	37,340,758.58	3,516,331.00	6,755,186.00	9,487,297.00	12,257,286.00	15,046,706.00	17,496,241.00	20,158,996.00	22,713,817.00	25,067,515.00	28,000,153.00	30,547,173.00	33,251,720.00
4002-000-00 DE Route Revenue - E	15,215,698.83	1,533,664.00	2,701,871.00	3,909,706.00	5,201,620.00	6,754,132.00	8,229,144.00	9,614,680.00	10,959,818.00	12,190,134.00	13,689,214.00	14,918,033.00	16,051,452.00
4003-000-00 Rebate Revenue													2,841,487.00
4050-000-00 Interest Revenue	25,747.33	842.81	1,488.31	2,308.48	3,112.39	3,764.13	4,307.24	5,018.51	5,726.22	6,547.75	7,467.09	8,324.73	8,851.27
5010-000-00 Ticket Charges - EDGA	(886,760.50)	(42,500.00)	(85,000.00)	(127,500.00)	(170,000.00)	(212,500.00)	(255,000.00)	(298,134.93)	(340,634.93)	(383,134.93)	(425,634.93)	(468,134.93)	(510,634.93)
5011-000-00 Ticket Charges - EDGX	(913,740.23)	(103,732.13)	(212,870.72)	(318,076.70)	(417,670.78)	(519,411.62)	(627,889.32)	(728,154.90)	(830,246.85)	(931,465.52)	(1,025,888.73)	(1,122,119.09)	(1,229,619.09)
5020-000-00 Routing Fees	(1,067,041.03)	(87,407.58)	(132,903.05)	(202,211.16)	(276,607.53)	(348,653.51)	(414,006.79)	(612,998.02)	(719,368.29)	(774,811.45)	(848,304.45)	(929,884.22)	(942,406.00)
5021-000-00 EDGA Exchange Route	(30,985,757.77)	(2,958,546.93)	(5,686,426.90)	(7,964,738.02)	(10,275,771.00)	(12,594,685.63)	(14,604,689.14)	(16,751,727.47)	(18,848,518.00)	(20,794,333.66)	(23,249,706.08)	(25,353,179.12)	(29,729,891.87)
5022-000-00 EDGX Route Fees	(11,855,288.99)	(1,226,027.85)	(2,132,698.17)	(3,077,637.41)	(4,103,580.68)	(5,341,343.19)	(6,525,370.53)	(7,558,420.97)	(8,600,342.70)	(9,570,343.26)	(10,768,608.97)	(11,725,346.55)	(13,371,551.28)
6000-000-00 Allocated Comp and Be	(192,500.00)	(25,000.00)	(50,000.00)	(75,000.00)	(100,000.00)	(125,000.00)	(150,000.00)	(175,000.00)	(200,000.00)	(225,000.00)	(250,000.00)	(275,000.00)	(216,536.00)
7500-000-00 Allocated Professional	(359,483.63)	(27,833.33)	(55,666.66)	(83,499.99)	(111,333.32)	(139,166.65)	(166,999.98)	(194,833.31)	(222,666.64)	(250,499.97)	(278,333.30)	(306,166.30)	(306,252.30)
8010-000-00 Allocated Comm and D	(3,369,325.62)	(273,774.72)	(531,013.43)	(766,790.91)	(1,002,660.95)	(1,248,333.65)	(1,454,183.26)	(1,692,724.69)	(1,941,899.71)	(2,186,495.39)	(2,427,406.79)	(2,705,392.79)	(2,950,625.79)
8510-000-00 Allocated Depreciation	(714,929.24)	(58,100.45)	(107,232.06)	(157,622.47)	(204,087.16)	(251,751.26)	(292,915.97)	(343,927.11)	(399,098.57)	(454,780.89)	(512,667.78)	(577,437.78)	(644,210.76)
9002-000-00 Bank Fees	(7,494.19)	(771.82)	(1,693.59)	(2,507.40)	(3,571.95)	(4,379.85)	(5,179.60)	(6,305.34)	(7,183.57)	(8,050.28)	(8,962.28)	(9,828.83)	(10,712.05)
9004-000-00 Misc Expense									0.84	0.84	0.99	0.99	0.99
3200-000-00 Dividends	7,260,641.10	7,260,641.10	7,260,641.10	7,260,641.10	7,260,641.10	7,260,641.10	7,260,641.10	7,260,641.10	7,260,641.10	7,260,641.10	7,260,641.10	7,260,641.10	7,260,641.10
Total Retained Earnings	38,152,024.26	38,399,167.26	38,615,064.99	38,775,751.68	38,948,759.28	39,171,401.03	39,385,481.91	39,568,492.03	39,721,427.06	39,837,306.50	40,053,346.03	40,153,066.37	40,393,095.43
Total Stockholder's Equity	12,911,584.50	13,158,727.50	13,374,625.23	13,535,311.92	13,708,319.52	13,930,961.27	14,145,042.15	14,328,052.27	14,480,987.30	14,596,866.74	14,812,906.27	14,912,626.61	7,152,655.67
Total Liabilities and Stockholders	15,395,739.59	16,300,455.54	16,089,272.96	15,724,724.30	16,244,895.29	16,642,916.71	16,455,549.81	16,810,554.37	16,946,297.23	16,880,533.42	17,673,843.06	17,547,651.43	10,044,569.06

Direct Edge ECN

For the Month Ending December 31, 2013

	January, 2013	February, 2013	March, 2013	April, 2013	May, 2013	June, 2013	July, 2013	August, 2013	September, 2013	October, 2013	November, 2013	December, 2013	YTD
Revenues													
Commission Revenue	5,049,995.00	4,407,062.00	3,939,946.00	4,061,903.00	4,341,932.00	3,924,547.00	4,048,291.00	3,899,959.00	3,584,014.00	4,431,718.00	3,775,839.00	6,679,453.00	$52,144,659.00
Total Revenues	5,049,995.00	4,407,062.00	3,939,946.00	4,061,903.00	4,341,932.00	3,924,547.00	4,048,291.00	3,899,959.00	3,584,014.00	4,431,718.00	3,775,839.00	6,679,453.00	52,144,659.00
Cost of Revenues													
Routing Fees	4,271,982.36	3,680,045.76	3,292,558.47	3,411,372.62	3,628,723.12	3,259,384.13	3,379,080.00	3,245,082.53	2,971,259.38	3,727,131.13	3,141,790.39	6,035,439.26	44,043,849.15
Clearing	146,232.13	151,638.59	147,705.98	142,094.08	144,240.84	150,977.70	143,400.51	144,591.95	143,718.67	136,923.21	138,730.36	150,000.00	1,740,254.02
Total Cost of Revenues	4,418,214.49	3,831,684.35	3,440,264.45	3,553,466.70	3,772,963.96	3,410,361.83	3,522,480.51	3,389,674.48	3,114,978.05	3,864,054.34	3,280,520.75	6,185,439.26	45,784,103.17
Gross Margins	631,780.51	575,377.65	499,681.55	508,436.30	568,968.04	514,185.17	525,810.49	510,284.52	469,035.95	567,663.66	495,318.25	494,013.74	6,360,555.83
Gross Margins as a % of Revenues	12.51%	13.06%	12.68%	12.52%	13.10%	13.10%	12.99%	13.08%	13.09%	12.81%	13.12%	7.40%	149.45%
Fixed Expenses													
Compensation and Benefits	25,000.00	25,000.00	25,000.00	25,000.00	25,000.00	25,000.00	25,000.00	25,000.00	25,000.00	25,000.00	25,000.00	(58,464.00)	216,536.00
Communications & Data Processing	273,774.72	257,238.71	235,777.48	235,870.04	245,672.70	205,849.61	238,541.43	249,175.02	244,595.68	240,911.40	277,986.00	245,233.00	2,950,625.79
Depreciation and Amortization	58,100.45	49,131.61	50,390.41	46,464.69	47,664.10	41,164.71	51,011.14	55,171.46	55,682.32	57,886.89	64,770.00	66,773.00	644,210.78
Professional Fees	27,833.33	27,833.33	27,833.33	27,833.33	27,833.33	27,833.33	27,833.33	27,833.33	27,833.33	27,833.33	27,833.00	86.00	306,252.30
Other Expenses	771.82	921.77	813.81	1,064.55	807.90	799.75	1,125.74	877.39	866.71	911.85	866.55	883.22	10,711.06
Total Fixed Expenses	385,480.32	360,125.42	339,815.03	336,232.61	346,978.03	300,647.40	343,511.64	358,057.20	353,978.04	352,543.47	396,455.55	254,511.22	4,128,335.93
Pre-Tax Income	246,300.19	215,252.23	159,866.52	172,203.69	221,990.01	213,537.77	182,298.85	152,227.32	115,057.91	215,120.19	98,862.70	239,502.52	2,232,219.90
Net Interest	(842.81)	(645.50)	(820.17)	(803.91)	(651.74)	(543.11)	(711.27)	(707.71)	(821.53)	(919.34)	(857.64)	(526.54)	(8,851.27)
Pre-Tax Income	247,143.00	215,897.73	160,686.69	173,007.60	222,641.75	214,080.88	183,010.12	152,935.03	115,879.44	216,039.53	99,720.34	240,029.06	2,241,071.17
Net Income/(Loss)	247,143.00	215,897.73	160,686.69	173,007.60	222,641.75	214,080.88	183,010.12	152,935.03	115,879.44	216,039.53	99,720.34	240,029.06	2,241,071.17

Direct Edge ECN

For the Month Ending December 31, 2013

	January, 2013	February, 2013	March, 2013	April, 2013	May, 2013	June, 2013	July, 2013	August, 2013	September, 2013	October, 2013	November, 2013	December, 2013	YTD
Revenues													
Commission Revenue:													
4001-000-00 DE Route Revenue - E	3,516,331.00	3,238,855.00	2,732,111.00	2,769,989.00	2,789,420.00	2,449,535.00	2,662,755.00	2,554,821.00	2,353,698.00	2,932,638.00	2,547,020.00	2,704,547.00	33,251,720.00
4002-000-00 DE Route Revenue - E	1,533,664.00	1,168,207.00	1,207,835.00	1,291,914.00	1,552,512.00	1,475,012.00	1,385,536.00	1,345,138.00	1,230,316.00	1,499,080.00	1,228,819.00	1,133,419.00	16,051,452.00
4003-000-00 Rebate Revenue												2,841,487.00	2,841,487.00
Total Commission Revenue	5,049,995.00	4,407,062.00	3,939,946.00	4,061,903.00	4,341,932.00	3,924,547.00	4,048,291.00	3,899,959.00	3,584,014.00	4,431,718.00	3,775,839.00	6,679,453.00	52,144,659.00
Total Revenues	5,049,995.00	4,407,062.00	3,939,946.00	4,061,903.00	4,341,932.00	3,924,547.00	4,048,291.00	3,899,959.00	3,584,014.00	4,431,718.00	3,775,839.00	6,679,453.00	52,144,659.00
Cost of Revenues													
Routing Fees:													
5020-000-00 Routing Fees	87,407.58	45,495.47	69,308.11	74,396.37	72,045.98	65,353.28	198,991.23	106,370.27	55,443.16	73,493.00	81,579.77	12,521.78	942,406.00
5021-000-00 EDGA Exchange Route	2,958,546.93	2,727,879.97	2,278,311.12	2,311,032.98	2,318,914.63	2,010,003.51	2,147,038.33	2,096,790.53	1,945,815.66	2,455,372.42	2,103,473.04	4,376,712.75	29,729,891.87
5022-000-00 EDGX Route Fees	1,226,027.85	906,670.32	944,939.24	1,025,943.27	1,237,762.51	1,184,027.34	1,033,050.44	1,041,921.73	970,000.56	1,198,265.71	956,737.58	1,646,204.73	13,371,551.28
Total Routing Fees	4,271,982.36	3,680,045.76	3,292,558.47	3,411,372.62	3,628,723.12	3,259,384.13	3,379,080.00	3,245,082.53	2,971,259.38	3,727,131.13	3,141,790.39	6,035,439.26	44,043,849.15
Clearing:													
5010-000-00 Ticket Charges - EDGA	42,500.00	42,500.00	42,500.00	42,500.00	42,500.00	42,500.00	43,134.93	42,500.00	42,500.00	42,500.00	42,500.00	42,500.00	510,634.93
5011-000-00 Ticket Charges - EDGX	103,732.13	109,138.59	105,205.98	99,594.08	101,740.84	108,477.70	100,265.58	102,091.95	101,218.67	94,423.21	96,230.36	107,500.00	1,229,619.09
Total Clearing	146,232.13	151,638.59	147,705.98	142,094.08	144,240.84	150,977.70	143,400.51	144,591.95	143,718.67	136,923.21	138,730.36	150,000.00	1,740,254.02
Total Cost of Revenues	4,418,214.49	3,831,684.35	3,440,264.45	3,553,466.70	3,772,963.96	3,410,361.83	3,522,480.51	3,389,674.48	3,114,978.05	3,864,054.34	3,280,520.75	6,185,439.26	45,784,103.17
Gross Margins	631,780.51	575,377.65	499,681.55	508,436.30	568,968.04	514,185.17	525,810.49	510,284.52	469,035.95	567,663.66	495,318.25	494,013.74	6,360,555.83
Gross Margins as a % of Revenues	12.51%	13.06%	12.68%	12.52%	13.10%	13.10%	12.99%	13.08%	13.09%	12.81%	13.12%	7.40%	149.45%
Fixed Expenses													
Compensation and Benefits:													
6000-000-00 Allocated Comp and Be	25,000.00	25,000.00	25,000.00	25,000.00	25,000.00	25,000.00	25,000.00	25,000.00	25,000.00	25,000.00	25,000.00	(58,464.00)	216,536.00
Total Compensation and Benefits	25,000.00	25,000.00	25,000.00	25,000.00	25,000.00	25,000.00	25,000.00	25,000.00	25,000.00	25,000.00	25,000.00	(58,464.00)	216,536.00
Communications & Data Processing:													
8010-000-00 Allocated Comm and D	273,774.72	257,238.71	235,777.48	235,870.04	245,672.70	205,849.61	238,541.43	249,175.02	244,595.68	240,911.40	277,986.00	245,233.00	2,950,625.79
Total Communications & Data Proc	273,774.72	257,238.71	235,777.48	235,870.04	245,672.70	205,849.61	238,541.43	249,175.02	244,595.68	240,911.40	277,986.00	245,233.00	2,950,625.79
Depreciation and Amortization:													
8510-000-00 Allocated Depreciation	58,100.45	49,131.61	50,390.41	46,464.69	47,664.10	41,164.71	51,011.14	55,171.46	55,682.32	57,886.89	64,770.00	66,773.00	644,210.78
Total Depreciation and Amortization	58,100.45	49,131.61	50,390.41	46,464.69	47,664.10	41,164.71	51,011.14	55,171.46	55,682.32	57,886.89	64,770.00	66,773.00	644,210.78
Professional Fees:													
7500-000-00 Allocated Professional	27,833.33	27,833.33	27,833.33	27,833.33	27,833.33	27,833.33	27,833.33	27,833.33	27,833.33	27,833.33	27,833.00	86.00	306,252.30
Total Professional Fees	27,833.33	27,833.33	27,833.33	27,833.33	27,833.33	27,833.33	27,833.33	27,833.33	27,833.33	27,833.33	27,833.00	86.00	306,252.30
Other Expenses:													
9002-000-00 Bank Fees	771.82	921.77	813.81	1,064.55	807.90	799.75	1,125.74	878.23	866.71	912.00	866.55	883.22	10,712.05
9004-000-00 Misc Expense								(0.84)		(0.15)			(0.99)
Total Other Expenses	771.82	921.77	813.81	1,064.55	807.90	799.75	1,125.74	877.39	866.71	911.85	866.55	883.22	10,711.06

Total Fixed Expenses	385,480.32	360,125.42	339,815.03	336,232.61	346,978.03	300,647.40	343,511.64	358,057.20	353,978.04	352,543.47	396,455.55	254,511.22	4,128,335.93
Pre-Tax Income	246,300.19	215,252.23	159,866.52	172,203.69	221,990.01	213,537.77	182,298.85	152,227.32	115,057.91	215,120.19	98,862.70	239,502.52	2,232,219.90
Net Interest:													
4050-000-00 Interest Revenue	(842.81)	(645.50)	(820.17)	(803.91)	(651.74)	(543.11)	(711.27)	(707.71)	(821.53)	(919.34)	(857.64)	(526.54)	(8,851.27)
Total Net Interest	(842.81)	(645.50)	(820.17)	(803.91)	(651.74)	(543.11)	(711.27)	(707.71)	(821.53)	(919.34)	(857.64)	(526.54)	(8,851.27)
Pre-Tax Income	247,143.00	215,897.73	160,686.69	173,007.60	222,641.75	214,080.88	183,010.12	152,935.03	115,879.44	216,039.53	99,720.34	240,029.06	2,241,071.17
Net Income/(Loss)	247,143.00	215,897.73	160,686.69	173,007.60	222,641.75	214,080.88	183,010.12	152,935.03	115,879.44	216,039.53	99,720.34	240,029.06	2,241,071.17

EDGA Inc

For the Month Ending December 31, 2013

	January, 2013	February, 2013	March, 2013	April, 2013	May, 2013	June, 2013	July, 2013	August, 2013	September, 2013	October, 2013	November, 2013	December, 2013	YTD
Revenues													
Commission Revenue	6,624,651.65	6,830,196.74	6,155,362.89	6,578,118.58	6,335,715.15	6,194,240.15	5,774,412.96	4,978,301.60	4,694,421.80	5,397,420.32	4,746,569.73	4,831,576.29	$69,140,987.86
Market Data	832,364.17	1,074,337.35	1,113,567.23	1,012,267.09	1,009,936.53	1,079,108.45	1,026,007.21	933,487.35	990,358.26	786,488.99	757,736.65	880,512.00	11,496,171.28
Other Income								5,000.00				12,500.00	17,500.00
Total Revenues	7,457,015.82	7,904,534.09	7,268,930.12	7,590,385.67	7,345,651.68	7,273,348.60	6,800,420.17	5,916,788.95	5,684,780.06	6,183,909.31	5,504,306.38	5,724,588.29	80,654,659.14
Cost of Revenues													
Routing Fees	3,434,441.00	3,153,937.00	2,649,394.00	2,690,416.00	2,708,645.00	2,364,987.00	2,583,162.00	2,473,850.00	2,273,216.00	2,855,961.00	2,469,331.00	2,620,547.00	32,277,887.00
Clearing	81,890.00	84,918.00	82,717.00	79,573.00	80,775.00	84,548.00	79,593.00	80,971.00	80,482.00	76,677.00	77,689.00	84,000.00	973,833.00
Rebates	1,419,076.29	1,760,745.70	1,797,798.14	1,897,946.03	1,715,502.71	1,370,392.66	1,161,863.23	679,135.41	659,510.61	727,064.57	577,367.93	575,442.58	14,341,845.86
Other Expense				1,668.56		329.44			168.00				2,166.00
Total Cost of Revenues	4,935,407.29	4,999,600.70	4,529,909.14	4,669,603.59	4,504,922.71	3,820,257.10	3,824,618.23	3,233,956.41	3,013,376.61	3,659,702.57	3,124,387.93	3,279,989.58	47,595,731.86
Gross Margins	2,521,608.53	2,904,933.39	2,739,020.98	2,920,782.08	2,840,728.97	3,453,091.50	2,975,801.94	2,682,832.54	2,671,403.45	2,524,206.74	2,379,918.45	2,444,598.71	33,058,927.28
Gross Margins as a % of Revenues	33.82%	36.75%	37.68%	38.48%	38.67%	47.48%	43.76%	45.34%	46.99%	40.82%	43.24%	42.70%	495.73%
Fixed Expenses													
Compensation and Benefits	1,281,699.02	1,371,635.29	1,331,418.80	1,278,753.66	1,309,604.36	1,256,723.32	1,284,613.82	1,258,348.40	1,278,692.83	1,241,034.94	1,212,734.00	1,535,940.00	15,641,198.44
Communications & Data Processing	599,300.05	701,579.12	692,423.46	713,783.36	631,261.72	624,390.95	644,086.82	604,958.33	608,309.61	570,879.51	599,311.00	540,633.00	7,530,916.93
Depreciation and Amortization	173,243.96	176,029.70	194,181.72	186,819.41	170,613.46	172,357.83	188,790.69	185,260.61	276,441.55	220,894.49	195,322.00	181,959.00	2,321,914.42
Occupancy and Equipment Rentals	50,930.48	50,930.48	50,930.48	50,930.48	67,368.88	55,970.48	54,962.48	55,500.08	54,562.40	62,486.65	55,260.00	57,176.00	667,008.89
Professional Fees	438,109.85	424,831.48	338,199.34	509,057.83	547,997.64	450,342.11	917,297.75	1,038,316.94	820,558.27	675,411.47	595,015.00	625,456.00	7,380,593.68
Business Development	70,664.93	73,505.64	46,943.30	35,667.42	48,167.85	82,656.43	60,685.55	44,195.19	49,281.35	79,374.55	69,779.00	52,377.00	713,298.21
Other Expenses	67,893.25	49,579.32	60,663.42	57,331.11	62,431.12	62,741.17	51,424.21	82,717.58	63,340.95	91,439.09	100,733.57	125,237.85	875,532.64
Total Fixed Expenses	2,681,841.54	2,848,091.03	2,714,760.52	2,832,343.27	2,837,445.03	2,705,182.29	3,201,861.32	3,269,297.13	3,151,186.96	2,941,520.70	2,828,154.57	3,118,778.85	35,130,463.21
Pre-Tax Income	(160,233.01)	56,842.36	24,260.46	88,438.81	3,283.94	747,909.21	(226,059.38)	(586,464.59)	(479,783.51)	(417,313.96)	(448,236.12)	(674,180.14)	(2,071,535.93)
Pre-Tax Income	(160,233.01)	56,842.36	24,260.46	88,438.81	3,283.94	747,909.21	(226,059.38)	(586,464.59)	(479,783.51)	(417,313.96)	(448,236.12)	(674,180.14)	(2,071,535.93)
Net Income/(Loss)	(160,233.01)	56,842.36	24,260.46	88,438.81	3,283.94	747,909.21	(226,059.38)	(586,464.59)	(479,783.51)	(417,313.96)	(448,236.12)	(674,180.14)	(2,071,535.93)

EDGA Inc

For the Month Ending December 31, 2013

	January, 2013	February, 2013	March, 2013	April, 2013	May, 2013	June, 2013	July, 2013	August, 2013	September, 2013	October, 2013	November, 2013	December, 2013	YTD
Revenues													
Commission Revenue:													
4010-000-00 Matched Revenue - ED	2,811,063.00	3,298,239.60	3,088,682.31	3,439,719.62	3,190,363.29	3,441,378.74	3,028,163.08	2,270,537.13	2,170,980.82	2,470,653.36	1,962,216.97	2,005,211.65	33,177,209.57
4020-000-00 Routed Revenue - EDC	3,812,228.05	3,530,199.69	3,054,617.47	3,136,514.15	3,139,515.24	2,749,099.27	2,741,764.28	2,705,672.92	2,523,131.79	2,926,642.22	2,773,152.61	2,806,879.90	35,899,417.59
4025-000-00 Late Fee Revenue	1,360.60	1,757.45	12,063.11	1,884.81	5,836.62	3,762.14	4,485.60	2,091.55	309.19	124.74	11,200.15	19,484.74	64,360.70
Total Commission Revenue	6,624,651.65	6,830,196.74	6,155,362.89	6,578,118.58	6,335,715.15	6,194,240.15	5,774,412.96	4,978,301.60	4,694,421.80	5,397,420.32	4,746,569.73	4,831,576.29	69,140,987.86
Market Data:													
4030-000-00 Market Data Revenue	832,364.17	1,074,337.35	1,113,567.23	1,012,267.09	1,009,936.53	1,079,108.45	1,026,007.21	933,487.35	990,358.26	786,488.99	757,736.65	880,512.00	11,496,171.28
Total Market Data	832,364.17	1,074,337.35	1,113,567.23	1,012,267.09	1,009,936.53	1,079,108.45	1,026,007.21	933,487.35	990,358.26	786,488.99	757,736.65	880,512.00	11,496,171.28
Other Income:													
4070-000-00 Other Income								5,000.00				12,500.00	17,500.00
Total Other Income								5,000.00				12,500.00	17,500.00
Total Revenues	7,457,015.82	7,904,534.09	7,268,930.12	7,590,385.67	7,345,651.68	7,273,348.60	6,800,420.17	5,916,788.95	5,684,780.06	6,183,909.31	5,504,306.38	5,724,588.29	80,654,659.14
Cost of Revenues													
Routing Fees:													
5020-000-00 Routing Fees	3,434,441.00	3,153,937.00	2,649,394.00	2,690,416.00	2,708,645.00	2,364,987.00	2,583,162.00	2,473,850.00	2,273,216.00	2,855,961.00	2,469,331.00	2,620,547.00	32,277,887.00
Total Routing Fees	3,434,441.00	3,153,937.00	2,649,394.00	2,690,416.00	2,708,645.00	2,364,987.00	2,583,162.00	2,473,850.00	2,273,216.00	2,855,961.00	2,469,331.00	2,620,547.00	32,277,887.00
Clearing:													
5010-000-00 Clearing Fees	81,890.00	84,918.00	82,717.00	79,573.00	80,775.00	84,548.00	79,593.00	80,971.00	80,482.00	76,677.00	77,689.00	84,000.00	973,833.00
Total Clearing	81,890.00	84,918.00	82,717.00	79,573.00	80,775.00	84,548.00	79,593.00	80,971.00	80,482.00	76,677.00	77,689.00	84,000.00	973,833.00
Rebates:													
5030-000-00 Rebate Expense	1,419,076.29	1,760,745.70	1,797,798.14	1,897,946.03	1,715,502.71	1,370,392.66	1,161,863.23	679,135.41	659,510.61	727,064.57	577,367.93	575,442.58	14,341,845.86
Total Rebates	1,419,076.29	1,760,745.70	1,797,798.14	1,897,946.03	1,715,502.71	1,370,392.66	1,161,863.23	679,135.41	659,510.61	727,064.57	577,367.93	575,442.58	14,341,845.86
Other Expense:													
5050-000-00 EDGA Trading PL				1,668.56		329.44			168.00				2,166.00
Total Other Expense				1,668.56		329.44			168.00				2,166.00
Total Cost of Revenues	4,935,407.29	4,999,600.70	4,529,909.14	4,669,603.59	4,504,922.71	3,820,257.10	3,824,618.23	3,233,956.41	3,013,376.61	3,659,702.57	3,124,387.93	3,279,989.58	47,595,731.86
Gross Margins	2,521,608.53	2,904,933.39	2,739,020.98	2,920,782.08	2,840,728.97	3,453,091.50	2,975,801.94	2,682,832.54	2,671,403.45	2,524,206.74	2,379,918.45	2,444,598.71	33,058,927.28
Gross Margins as a % of Revenues	33.82%	36.75%	37.68%	38.48%	38.67%	47.48%	43.76%	45.34%	46.99%	40.82%	43.24%	42.70%	495.73%
Fixed Expenses													
Compensation and Benefits:													
6000-000-00 Allocated Comp and Be	1,281,699.02	1,371,635.29	1,331,418.80	1,278,753.66	1,309,604.36	1,256,723.32	1,284,613.82	1,258,348.40	1,278,692.83	1,241,034.94	1,212,734.00	1,535,940.00	15,641,198.44
Total Compensation and Benefits	1,281,699.02	1,371,635.29	1,331,418.80	1,278,753.66	1,309,604.36	1,256,723.32	1,284,613.82	1,258,348.40	1,278,692.83	1,241,034.94	1,212,734.00	1,535,940.00	15,641,198.44
Communications & Data Processing:													
8010-000-00 Allocated Communicati	599,300.05	701,579.12	692,423.46	713,783.36	631,261.72	624,390.95	644,086.82	604,958.33	608,309.61	570,879.51	599,311.00	540,633.00	7,530,916.93

Total Communications & Data Proc	599,300.05	701,579.12	692,423.46	713,783.36	631,261.72	624,390.95	644,086.82	604,958.33	608,309.61	570,879.51	599,311.00	540,633.00	7,530,916.93
Depreciation and Amortization:													
8510-000-00 Allocated Depreciation	173,243.96	176,029.70	194,181.72	186,819.41	170,613.46	172,357.83	188,790.69	185,260.61	276,441.55	220,894.49	195,322.00	181,959.00	2,321,914.42
Total Depreciation and Amortization	173,243.96	176,029.70	194,181.72	186,819.41	170,613.46	172,357.83	188,790.69	185,260.61	276,441.55	220,894.49	195,322.00	181,959.00	2,321,914.42
Occupancy and Equipment Rentals:													
9500-000-00 Occupancy	50,930.48	50,930.48	50,930.48	50,930.48	67,368.88	55,970.48	54,962.48	55,500.08	54,562.40	62,486.65	55,260.00	57,176.00	667,008.89
Total Occupancy and Equipment Re	50,930.48	50,930.48	50,930.48	50,930.48	67,368.88	55,970.48	54,962.48	55,500.08	54,562.40	62,486.65	55,260.00	57,176.00	667,008.89
Professional Fees:													
7500-000-00 Allocated Professional	438,109.85	424,831.48	338,199.34	509,057.83	547,997.64	450,342.11	917,297.75	1,038,316.94	820,558.27	675,411.47	595,015.00	625,456.00	7,380,593.68
Total Professional Fees	438,109.85	424,831.48	338,199.34	509,057.83	547,997.64	450,342.11	917,297.75	1,038,316.94	820,558.27	675,411.47	595,015.00	625,456.00	7,380,593.68
Business Development:													
7000-000-00 Allocated Business De	70,664.93	73,505.64	46,943.30	35,667.42	48,167.85	82,656.43	60,685.55	44,195.19	49,281.35	79,374.55	69,779.00	52,377.00	713,298.21
Total Business Development	70,664.93	73,505.64	46,943.30	35,667.42	48,167.85	82,656.43	60,685.55	44,195.19	49,281.35	79,374.55	69,779.00	52,377.00	713,298.21
Other Expenses:													
9000-000-00 Allocated Other Expen	67,893.25	49,579.32	60,663.42	57,331.11	62,431.12	62,741.17	51,424.21	82,717.61	63,340.95	91,439.09	100,507.00	125,140.00	875,208.25
9004-000-00 Miscellaneous Expense								(0.03)					(0.03)
9002-000-00 Bank Fees											226.57	97.85	324.42
Total Other Expenses	67,893.25	49,579.32	60,663.42	57,331.11	62,431.12	62,741.17	51,424.21	82,717.58	63,340.95	91,439.09	100,733.57	125,237.85	875,532.64
Total Fixed Expenses	2,681,841.54	2,848,091.03	2,714,760.52	2,832,343.27	2,837,445.03	2,705,182.29	3,201,861.32	3,269,297.13	3,151,186.96	2,941,520.70	2,828,154.57	3,118,778.85	35,130,463.21
Pre-Tax Income	(160,233.01)	56,842.36	24,260.46	88,438.81	3,283.94	747,909.21	(226,059.38)	(586,464.59)	(479,783.51)	(417,313.96)	(448,236.12)	(674,180.14)	(2,071,535.93)
Pre-Tax Income	(160,233.01)	56,842.36	24,260.46	88,438.81	3,283.94	747,909.21	(226,059.38)	(586,464.59)	(479,783.51)	(417,313.96)	(448,236.12)	(674,180.14)	(2,071,535.93)
Net Income/(Loss)	(160,233.01)	56,842.36	24,260.46	88,438.81	3,283.94	747,909.21	(226,059.38)	(586,464.59)	(479,783.51)	(417,313.96)	(448,236.12)	(674,180.14)	(2,071,535.93)

EDGX Inc

For the Twelve Months Ending December 31, 2013

	December, 2012	January, 2013	February, 2013	March, 2013	April, 2013	May, 2013	June, 2013	July, 2013	August, 2013	September, 2013	October, 2013	November, 2013	December, 2013
Assets													
Cash and Cash Equivalents	$27,760,548.26	$28,977,513.50	$39,221,655.79	$20,613,031.15	$27,953,570.44	$38,059,263.33	$42,560,591.22	$50,171,742.07	$60,803,563.17	$3,913,307.78	$6,548,874.66	$15,770,830.69	$24,231,728.60
Commissions and Fees Receivabl	33,259,935.87	40,928,211.15	29,412,361.45	32,350,262.80	38,059,656.60	35,587,225.19	38,136,844.44	38,411,609.08	34,409,320.50	33,174,444.58	41,187,457.03	34,731,014.18	31,707,396.59
Intercompany Rec/(Pay)	(5,707,530.97)	(8,925,507.22)	(3,775,373.91)	(7,006,703.71)	(10,521,277.71)	(4,704,668.99)	(4,322,826.66)	(8,252,164.34)	(8,876,807.48)	(4,692,449.93)	(4,758,280.33)	(4,633,280.33)	(3,498,555.31)
Current Tax Rec/(Pay)													
Total Assets	55,312,953.16	60,980,217.43	64,858,643.33	45,956,590.24	55,491,949.33	68,941,819.53	76,374,609.00	80,331,186.81	86,336,076.19	32,395,302.43	42,978,051.36	45,868,564.54	52,440,569.88
Liabilities and Stockholders' Equity													
Liabilities													
Accrued Activity Remittance Fees	27,962,504.01	35,586,992.74	42,304,094.14	22,516,440.33	30,734,234.55	39,793,115.99	47,316,945.01	53,855,085.36	60,054,351.11	6,721,440.48	14,513,073.61	20,578,341.35	26,819,971.11
Rebates Payable	13,388,585.25	15,560,119.71	11,968,797.98	12,030,231.92	12,644,145.11	16,694,042.46	16,426,048.20	14,091,836.93	14,241,996.96	13,612,651.86	16,323,638.30	13,029,765.66	12,866,262.65
Accrued Compensation and Other	1,297.66	0.01	0.01	0.01	0.01								
Total Liabilities	41,352,386.92	51,147,112.46	54,272,892.13	34,546,672.26	43,378,379.67	56,487,158.45	63,742,993.21	67,946,922.29	74,296,348.07	20,334,092.34	30,836,711.91	33,608,107.01	39,686,233.76
Stockholders' Equity													
Additional Paid-In-Capital	3,001,010.01	(1,498,989.99)	(1,498,989.99)	(1,498,989.99)	(1,498,989.99)	(1,498,989.99)	(1,498,989.99)	(1,498,989.99)	(1,498,989.99)	(1,498,989.99)	(1,498,989.99)	(1,498,989.99)	(1,498,989.99)
Retained Earnings	10,959,556.23	11,332,094.96	12,084,741.19	12,908,907.97	13,612,559.65	13,953,651.07	14,130,605.78	13,883,254.51	13,538,718.11	13,560,200.08	13,640,329.44	13,759,447.52	14,253,326.11
Total Stockholder's Equity	13,960,566.24	9,833,104.97	10,585,751.20	11,409,917.98	12,113,569.66	12,454,661.08	12,631,615.79	12,384,264.52	12,039,728.12	12,061,210.09	12,141,339.45	12,260,457.53	12,754,336.12
Total Liabilities and Stockholders	55,312,953.16	60,980,217.43	64,858,643.33	45,956,590.24	55,491,949.33	68,941,819.53	76,374,609.00	80,331,186.81	86,336,076.19	32,395,302.43	42,978,051.36	45,868,564.54	52,440,569.88

EDGX Inc

For the Twelve Months Ending December 31, 2013

	December, 2012	January, 2013	February, 2013	March, 2013	April, 2013	May, 2013	June, 2013	July, 2013	August, 2013	September, 2013	October, 2013	November, 2013	December, 2013
Assets													
Cash and Cash Equivalents:													
1001-000-00 EDGX JPM Operating	27,760,548.26	28,977,513.50	39,221,655.79	20,613,031.15	27,953,570.44	38,059,263.33	42,560,591.22	50,171,742.07	60,803,563.17	3,913,307.78	6,548,874.66	15,770,830.69	24,231,728.60
Total Cash and Cash Equivalent	27,760,548.26	28,977,513.50	39,221,655.79	20,613,031.15	27,953,570.44	38,059,263.33	42,560,591.22	50,171,742.07	60,803,563.17	3,913,307.78	6,548,874.66	15,770,830.69	24,231,728.60
Commissions and Fees Receivable:													
1120-000-00 Activity Remittance Clearing Account		(0.01)							(0.02)				
1125-000-00 AR - Activity Remittanc	8,707,877.45	9,250,247.92	8,401,980.47	8,778,353.35	9,735,155.95	10,671,219.97	9,010,193.75	8,016,248.97	7,584,929.99	7,100,828.44	9,113,677.76	7,560,130.98	7,357,345.36
1130-000-00 AR - Allowance for Doubtful				9.91	12.73	5.24	1.40		(0.55)	0.01	0.02		
1140-000-00 AR - Market Data Rece	9,343,651.83	12,639,831.79	6,341,334.96	9,621,752.65	12,535,976.74	6,528,153.23	10,118,612.41	13,388,826.97	10,300,992.56	9,961,656.28	13,162,359.92	6,448,268.85	10,122,368.61
1141-000-00 AR - Commissions Rec	15,208,410.34	19,038,136.24	14,669,051.57	13,950,153.11	15,788,518.21	18,387,846.75	19,008,036.88	17,006,533.14	16,518,398.52	16,111,959.85	18,911,441.48	20,722,614.35	14,227,682.62
1199-000-00 Miscellaneous Receivable									5,000.00				
4013-000-00 Commissions Clearing	(3.75)	(4.79)	(5.55)	(6.22)	(7.03)						(22.15)		
Total Commissions and Fees Re	33,259,935.87	40,928,211.15	29,412,361.45	32,350,262.80	38,059,656.60	35,587,225.19	38,136,844.44	38,411,609.08	34,409,320.50	33,174,444.58	41,187,457.03	34,731,014.18	31,707,396.59
Intercompany Rec/(Pay):													
1400-000-00 Intercompany DE Rout	(868,588.72)	(746,196.29)	(548,615.32)	(589,453.79)	(752,126.59)	(1,066,097.47)	(876,210.78)	(851,868.06)	(825,956.14)	(692,539.18)	(902,771.99)	(944,398.72)	(660,699.20)
1403-000-00 Intercompany - EDGA										5,000.00			
1402-000-00 Intercompany DEI	(4,838,942.25)	(8,179,310.93)	(3,226,758.59)	(6,417,249.92)	(9,769,151.12)	(3,638,571.52)	(3,446,615.88)	(7,400,296.28)	(8,050,851.34)	(4,004,910.75)	(3,855,508.34)	(3,688,881.61)	(2,837,856.11)
Total Intercompany Rec/(Pay)	(5,707,530.97)	(8,925,507.22)	(3,775,373.91)	(7,006,703.71)	(10,521,277.71)	(4,704,668.99)	(4,322,826.66)	(8,252,164.34)	(8,876,807.48)	(4,692,449.93)	(4,758,280.33)	(4,633,280.33)	(3,498,555.31)
Current Tax Rec/(Pay)													
Total Assets	55,312,953.16	60,980,217.43	64,858,643.33	45,956,590.24	55,491,949.33	68,941,819.53	76,374,609.00	80,331,186.81	86,336,076.19	32,395,302.43	42,978,051.36	45,868,564.54	52,440,569.88
Liabilities and Stockholders' Equity													
Liabilities													
Accrued Activity Remittance Fees:													
2300-000-00 Accrued Activity Remitt	27,962,504.01	35,586,992.74	42,304,094.14	22,516,440.33	30,734,234.55	39,793,115.99	47,316,945.01	53,855,085.36	60,054,351.11	6,721,440.48	14,513,073.61	20,578,341.35	26,819,971.11
Total Accrued Activity Remittanc	27,962,504.01	35,586,992.74	42,304,094.14	22,516,440.33	30,734,234.55	39,793,115.99	47,316,945.01	53,855,085.36	60,054,351.11	6,721,440.48	14,513,073.61	20,578,341.35	26,819,971.11
Rebates Payable:													
2100-000-00 Rebates Payable	13,388,585.25	15,560,119.71	11,968,797.98	12,030,231.92	12,644,145.11	16,694,042.46	16,426,048.20	14,091,836.93	14,241,996.96	13,612,651.86	16,323,638.30	13,029,765.66	12,866,262.65
Total Rebates Payable	13,388,585.25	15,560,119.71	11,968,797.98	12,030,231.92	12,644,145.11	16,694,042.46	16,426,048.20	14,091,836.93	14,241,996.96	13,612,651.86	16,323,638.30	13,029,765.66	12,866,262.65
Accrued Compensation and Other Accrued Expenses:													
2500-000-00 Accounts Payable	1,297.66	0.01	0.01	0.01	0.01								
Total Accrued Compensation an	1,297.66	0.01	0.01	0.01	0.01								
Total Liabilities	41,352,386.92	51,147,112.46	54,272,892.13	34,546,672.26	43,378,379.67	56,487,158.45	63,742,993.21	67,946,922.29	74,296,348.07	20,334,092.34	30,836,711.91	33,608,107.01	39,686,233.76
Stockholders' Equity													
Additional Paid-In-Capital:													
3000-000-00 Additional Paid-In Capi	3,001,010.01	(1,498,989.99)	(1,498,989.99)	(1,498,989.99)	(1,498,989.99)	(1,498,989.99)	(1,498,989.99)	(1,498,989.99)	(1,498,989.99)	(1,498,989.99)	(1,498,989.99)	(1,498,989.99)	(1,498,989.99)
Total Additional Paid-In-Capital	3,001,010.01	(1,498,989.99)	(1,498,989.99)	(1,498,989.99)	(1,498,989.99)	(1,498,989.99)	(1,498,989.99)	(1,498,989.99)	(1,498,989.99)	(1,498,989.99)	(1,498,989.99)	(1,498,989.99)	(1,498,989.99)

Retained Earnings:													
3100-000-00 Retained Earnings	10,079,210.14	10,959,556.23	10,959,556.23	10,959,556.23	10,959,556.23	10,959,556.23	10,959,556.23	10,959,556.23	10,959,556.23	10,959,556.23	10,959,556.23	10,959,556.23	10,959,556.23
4011-000-00 Matched Revenue - EC	318,634,145.49	30,367,067.69	55,582,395.95	82,359,000.20	111,719,289.35	147,262,331.54	182,313,951.28	212,614,297.17	241,783,942.38	269,420,063.93	303,352,698.85	330,569,180.25	358,320,460.96
4021-000-00 Routed Revenue - EDC	16,143,692.75	1,570,188.19	2,877,546.77	4,251,687.81	5,616,985.12	7,147,538.12	8,553,359.57	9,741,047.12	10,958,666.11	12,167,191.66	13,757,846.94	15,085,369.38	16,424,589.77
4025-000-00 Late Fee Revenue	54,931.87	5,539.62	13,389.24	18,782.04	24,060.42	31,553.29	37,822.50	49,591.90	57,349.44	57,621.86	58,818.86	60,191.30	63,698.25
4030-000-00 Market Data Revenue	35,992,852.70	3,296,179.96	6,374,297.13	9,654,714.82	12,577,131.42	16,297,450.91	19,887,910.09	23,267,057.91	26,610,115.50	30,147,285.77	33,347,989.41	36,362,133.34	40,093,248.76
4070-000-00 Other Income									5,000.00	5,000.00	5,000.00	5,000.00	5,000.00
5011-000-00 Clearing Fees	(1,030,018.03)	(61,890.00)	(166,808.00)	(249,525.00)	(329,098.00)	(409,873.00)	(494,421.00)	(574,014.00)	(654,985.00)	(735,467.00)	(812,144.00)	(889,833.00)	(973,833.00)
5020-000-00 Routing Fees	(14,185,680.80)	(1,451,774.00)	(2,535,063.00)	(3,660,181.00)	(4,872,522.00)	(6,344,259.00)	(7,734,722.98)	(9,040,665.98)	(10,304,832.98)	(11,454,666.98)	(12,877,069.98)	(14,028,199.98)	(15,077,618.98)
5031-000-00 Rebate Expense	(316,177,770.32)	(29,945,370.57)	(54,406,412.38)	(80,619,176.24)	(108,924,990.80)	(144,193,700.01)	(179,149,287.02)	(208,931,684.10)	(237,575,795.34)	(264,701,180.06)	(297,991,653.66)	(324,513,483.75)	(351,729,177.20)
5050-000-00 Trading Errors	(107,507.79)			(1,298.81)	(1,298.81)	(2,122.21)	(2,122.21)	(6,323.40)	(7,178.40)	(7,178.40)	(7,178.40)	(8,070.44)	(8,070.44)
6000-000-00 Allocated Compensatio	(14,400,620.20)	(1,281,699.02)	(2,653,334.31)	(3,984,753.11)	(5,263,506.77)	(6,573,111.13)	(7,829,834.45)	(9,114,448.27)	(10,372,796.67)	(11,651,489.50)	(12,892,524.44)	(14,105,258.44)	(15,641,198.44)
7000-000-00 Allocated Business De	(708,975.57)	(70,664.93)	(144,170.57)	(191,113.87)	(226,781.29)	(274,949.14)	(357,605.57)	(418,291.12)	(462,486.31)	(511,767.66)	(591,142.21)	(660,921.21)	(713,298.21)
7500-000-00 Allocated Professional	(5,489,385.50)	(438,109.85)	(862,941.33)	(1,201,140.67)	(1,710,198.50)	(2,258,196.14)	(2,708,538.25)	(3,625,836.00)	(4,664,152.94)	(5,484,711.21)	(6,160,122.68)	(6,755,137.68)	(7,380,593.68)
8010-000-00 Allocated Communicati	(12,600,221.58)	(1,181,351.23)	(2,200,883.49)	(3,285,278.85)	(4,433,126.11)	(5,735,099.80)	(6,977,376.27)	(8,241,244.93)	(9,524,291.16)	(10,828,021.47)	(12,135,830.11)	(13,433,411.11)	(14,652,704.11)
8510-000-00 Allocated Depreciation	(3,205,011.83)	(296,753.40)	(533,497.52)	(811,438.15)	(1,083,751.59)	(1,384,479.57)	(1,680,385.47)	(2,001,700.66)	(2,337,087.70)	(2,771,828.69)	(3,169,781.23)	(3,527,786.23)	(3,894,520.23)
9000-000-00 Allocated Other Expen	(833,409.72)	(67,893.25)	(117,472.57)	(178,135.99)	(235,467.10)	(297,898.22)	(360,639.39)	(412,063.60)	(494,781.21)	(558,122.16)	(649,561.25)	(750,068.25)	(875,204.68)
9100-000-00 State Income Tax	(570,203.00)												
9500-000-00 Occupancy	(606,740.06)	(50,930.48)	(101,860.96)	(152,791.44)	(203,721.92)	(271,090.60)	(327,061.28)	(382,023.76)	(437,523.84)	(492,086.24)	(554,572.89)	(609,832.89)	(667,008.89)
9600-000-00 Interest Expense	(29,732.32)												
Total Retained Earnings	10,959,556.23	11,332,094.96	12,084,741.19	12,908,907.97	13,612,559.65	13,953,651.07	14,130,605.78	13,883,254.51	13,538,718.11	13,560,200.08	13,640,329.44	13,759,447.52	14,253,326.11
Total Stockholder's Equity	13,960,566.24	9,833,104.97	10,585,751.20	11,409,917.98	12,113,569.66	12,454,661.08	12,631,615.79	12,384,264.52	12,039,728.12	12,061,210.09	12,141,339.45	12,260,457.53	12,754,336.12
Total Liabilities and Stockholders	55,312,953.16	60,980,217.43	64,858,643.33	45,956,590.24	55,491,949.33	68,941,819.53	76,374,609.00	80,331,186.81	86,336,076.19	32,395,302.43	42,978,051.36	45,868,564.54	52,440,569.88

Exhibit I

Exhibit Request:

For the latest fiscal year of the applicant, audited financial statements which are prepared in accordance with, or in the case of a foreign applicant, reconciled with, United States generally accepted accounting principles, and are covered by a report prepared by an independent public accountant. If an applicant has no consolidated subsidiaries, it shall file audited financial statements under Exhibit I alone and need not file a separate unaudited financial statement for the applicant under Exhibit D.

Response:

Attached please find audited financial statements of BATS Global Markets Holdings, Inc. (f/k/a BATS Global Markets, Inc.) ((“BATS Global Markets Holdings”)). This information has been updated to provide consolidated and combined financial statements and supplementary information for December 31, 2013 and 2012. The financial statements of BATS Exchange, Inc., a wholly-owned subsidiary of BATS Global Markets Holdings, are included in the audit report.

Exhibit J

Exhibit Request:

A list of the officers, governors, members of all standing committees, or persons performing similar functions, who presently hold or have held their offices or positions during the previous year, indicating the following for each:

1. **Name.**
2. **Title.**
3. **Dates of commencement and termination of term of office or position.**
4. **Type of business in which each is primarily engaged (e.g., floor broker, specialist, odd lot dealer, etc.)**

Response:

1. Officers

Pursuant to the Certificate of Incorporation and Bylaws of the Exchange, the Exchange's Board of Directors has appointed the individuals listed below as Officers of the Exchange. Officers shall be appointed by the Board on an annual basis. These individuals will serve in these positions until their successors are appointed in accordance with the Certificate of Incorporation and Bylaws. Officers of the Exchange will serve at the pleasure of the Board of Directors.

Officers

Name:	Title:	Appointment Date:	Termination/ Change Position Date:	Anticipated re-appointment:
Joe Ratterman	Chief Executive Officer	02/11/14		February, 2015
William O'Brien	President	02/11/14		February, 2015
Chris Isaacson	Executive Vice President, Chief Information Officer	02/11/14		February, 2015
Bryan Harkins	Executive Vice President, Head of U.S. Markets	02/11/14		February, 2015

Tami Schademann	Executive Vice President, Chief Regulatory Officer	02/11/14	February, 2015
Eric Swanson	Executive Vice President, General Counsel, Secretary	02/11/14	February, 2015
Brian N. Schell	Executive Vice President, Chief Financial Officer, Treasurer	02/11/14	February, 2015
Phillip Ratterman	Vice President, Core Software Engineering	02/11/14	February, 2015
Charles Randy Williams	Senior Vice President, Global Investor Relations & Communications	02/11/14	February, 2015
Tony Barchetto	Senior Vice President, Business Development	02/11/14	February, 2015
Anders Franzon	Vice President, Associate General Counsel	02/11/14	February, 2015
Jeromee Johnson	Vice President, Options Market Development	02/11/14	February, 2015
Joe Bracco	Senior Vice President, Head of Institutional and Strategic Relations	02/11/14	February, 2015
Bryan Christian	Senior Vice President, Head of U.S. Sales	02/11/14	February, 2015
Troy Yeazel	Vice President, Operations	02/11/14	February, 2015
Jeff Connell	Vice President, Market Oversight	02/11/14	February, 2015
Derick Shupe	Vice President, Controller	02/11/14	February, 2015
Greg Steinberg	Vice President, Assistant Secretary & Associate General Counsel	02/11/14	February, 2015

Aaron Weissenfluh	Vice President, Chief Information Security Officer	02/11/14		February, 2015
Eric Crampton	Vice President Global Head of Software Engineering	02/11/14		February, 2015
Rodney Burt	Vice President, Infrastructure	02/11/14		February, 2015
Kevin Carrai	Vice President, Connectivity & Member Services	02/11/14		February, 2015
Jim Gorman	Vice President, Communications	02/11/14		February, 2015
Stacie Fleming	Vice President, Communication	02/11/14		February, 2015

Former Officers

Name:	Title:	Appointment Date:	Termination/ Change Position Date:
Joe Ratterman	President	2/12/13	1/31/14
Chris Isaacson	Chief Operating Officer	2/12/13	1/31/14
Ken Conklin	Senior Vice President, Business Development and Marketing	02/11/14	04/30/14

2. Directors

The following directors were appointed in accordance with Article III of the Bylaws of the Exchange. Directors will serve staggered, three-year terms. The current directors of the Exchange are the persons listed below:

Name	Classification(s)	Appointment Date:	Termination Date:	Class (Anticipated Expiration)[1]
Joe Ratterman	Chairman/Industry	10/20/08		N/A
James Selway	Member Representative/Industry	11/09/12		Class I (Fall 2015)
Chris Concannon	Member Representative/Industry	03/12/12		Class II (Fall 2016)
Christopher Isaacson	Industry	11/09/12		Class I (Fall 2015)
Brett Redfearn	Industry	10/13/11		Class III (Fall 2014)
Peter Wallison	Non-Industry/Independent	10/13/11		Class III (Fall 2014)
David Roscoe	Non-Industry/Independent	10/13/10		Class II (Fall 2016)
Harry Temkin	Non-Industry/Independent	10/13/11		Class III (Fall 2014)
Sandy Kemper	Non-Industry/Independent	11/09/12		Class I (Fall 2015)
Scott Wagner	Non-Industry/Independent	10/13/10		Class II (Fall 2016)
Jill Sommers	Non-Industry/Independent	07/29/13		Class I (Fall 2015)

[1] Pursuant to the Exchange's Bylaws, directors in Class I will serve until the second annual election, directors in Class II will serve until the third annual election and directors in Class III will serve until the third annual election. The annual election is likely to occur each year in the Fall, though a date certain is not required under the Exchange's Bylaws. New directors elected from each Class will serve three-year terms.

Adam Nunes	Member Representative Director/Industry	07/29/13	Class III (Fall 2014)

3. Committees

The committees of the Board shall consist of a Compensation Committee, an Audit Committee, a Regulatory Oversight Committee, an Appeals Committee, an Executive Committee, and such other committees as may be from time to time established by the Board. The Chairman, with the approval of the Board, shall appoint persons to sit on the standing committees of the Board, consistent with the Exchange's Bylaws. The Nominating Committee and Member Nominating Committee are not committees of the Board.

Compensation Committee

Name	Classification(s)
Peter Wallison (Chairman)	Non-Industry/Independent
Sandy Kemper	Non-Industry/Independent
Harry Temkin	Non-Industry/Independent

Audit Committee

Name	Classification(s)
Scott Wagner (Chairman)	Non-Industry/Independent
David Roscoe	Non-Industry/Independent
Chris Concannon	Member Representative/Industry

Regulatory Oversight Committee

Name	Classification(s)
Jill Sommers (Chairman)	Non-Industry/Independent
Sandy Kemper	Non-Industry/Independent
Peter Wallison	Non-Industry/Independent

Appeals Committee

Name	Classification(s)
Brett Redfearn (Chairman)	Industry
James Selway	Member Representative/Industry
Scott Wagner	Non-Industry/Independent

Executive Committee

Name	Classification(s)
Joe Ratterman (Chairman)	Industry
James Selway	Member Representative/Industry
Sandy Kemper	Non-Industry/Independent

David Roscoe	Non-Industry/Independent
Harry Temkin	Non-Industry/Independent
Adam Nunes	Member Representative/Industry

Nominating Committee

Name	Classification(s)
Benjamin Gould	Non-Industry
Alex Sadowski	Industry

Member Nominating Committee

Name	Classification(s)
Bailey Korell	Member Representative/Industry
Cameron Smith	Member Representative/Industry

Exhibit K

Exhibit Request:

This Exhibit is applicable only to exchanges that have one or more owners, shareholders, or partners that are not also members of the exchange. If the exchange is a corporation, please provide a list of each shareholder that directly owns 5% or more of a class of a voting security of the applicant. If the exchange is a partnership, please provide a list of all general partners and those limited and special partners that have the right to receive upon dissolution, or have contributed, 5% or more of the partnership's capital. For each of the persons listed in the Exhibit K, please provide the following:

1. **Full legal name;**
2. **Title or Status;**
3. **Date title or status was acquired;**
4. **Approximate ownership interest; and**
5. **Whether the person has control, a term that is defined in the instructions to this Form.**

Response:

BATS Exchange is wholly-owned by BATS Global Markets Holdings, Inc. (f/k/a BATS Global Markets, Inc.) ((“BATS Global Markets Holdings”)). BATS Global Markets Holdings is the sole stockholder of BATS Exchange, and acquired its interest in the Exchange on August 18, 2008. BATS Global Markets Holdings is wholly-owned by BATS Global Markets, Inc. (f/k/a BATS Global Markets Holdings, Inc.) (“BATS Global Markets”). BATS Global Markets is the sole stockholder of BATS Global Markets Holdings, and acquired its interest in BATS Global Markets Holdings on January 31, 2014. BATS Global Markets exercises “control” over the Exchange, as that term is defined in the Form 1 instructions.

Exhibit M

Exhibit Request:

Provide an alphabetical list of all members, participants, subscribers or other users, including the following information:

1. Name,

2. Date of election to membership or acceptance as a participant, subscriber or other user,

3. Principal business address and telephone number,

4. If member, participant, subscriber or other user is an individual, the name of the entity with which such individual is associated and the relationship of such individual to the entity (e.g., partner, officer, director, employee, etc.),

5. Describe the type of activities primarily engaged in by the member, participant, subscriber, or other user (e.g., floor broker, specialist, odd lot dealer, other market maker, proprietary trader, non-broker dealer, inactive or other functions). A person shall be "primarily engaged" in an activity or function for purposes of this item when that activity or function is the one in which that person is engaged for the majority of their time. When more than one type of person at an entity engages in any of the six types of activities or functions enumerated in this item, identify each type (e.g., proprietary trader, Registered Competitive Trader and Registered Competitive Market Maker) and state the number of members, participants, subscribers, or other users in each, and

6. The class of membership, participation or subscription or other access.

Response:

Attached please find a list of the current Members and Sponsored Participants accepted as Users of the Exchange.

Company Name	Date Approved by BATS	Address	Phone Number	Type of User	Primary Activities
Abel/Noser Corp.	8/18/2008	One Battery Park Plaza 6th Floor New York, NY 10004	646-432-4040	Member	Agency
ABN AMRO Clearing Chicago, LLC (formerly Fortis Clearing Americas, LLC)	10/15/2008	175 W Jackson Boulevard Suite 400 Chicago, IL 60604	312- 604-8643	Member	Market Maker
Access Securities, LLC (formerly Access Securities, Inc.)	10/23/2008	30 Buxton Farm Road Suite 300 Stamford, CT 06905	203-322-3377	Member	Agency
Agency Trading Group, Inc.	10/23/2008	235 E Lake Street Wayzata, MN 55391	952-476-9500	Member	Agency
Albert Fried & Company, LLC	8/18/2008	45 Broadway 24th Floor New York, NY 10006	212-422-7282	Member	Agency
Algo Engineering, LLC	7/15/2011	7 World Trade Center 250 Greenwich Street New York, NY 10007	212-616-0190	Sponsored Participant	Proprietary
Allston Trading, LLC	9/4/2008	440 South LaSalle Street Suite 1200 Chicago, IL 60605	312-663-7174	Member	Proprietary
Alpine Securities Corporation	11/3/2008	39 Exchange Place Salt Lake City, UT 84111	801-355-5588	Member	Agency
Apex Clearing Corporation	6/5/2012	1700 Pacific Avenue Suite 1400 Dallas, TX 75201	214-765-1170	Member	Clearing Firm
Archipelago Securities, LLC	8/18/2008	100 South Wacker Drive Suite 1800 Chicago, IL 60606	312-442-7046	Member	Exchange
Ascendiant Capital Markets, LLC	4/1/2011	18881 Von Karman 16th Floor Irvine, CA 92612	949-218-2486	Member	Agency
Athena Capital Research, LLC	7/1/2009	440 Ninth Avenue 11th Floor New York, NY 10001	212-931-9056	Sponsored Participant	Proprietary
ATM Execution LLC (formerly Cowen Capital, LLC)	3/15/2012	599 Lexington Avenue 21st Floor New York, NY 10022	646-562-1554	Member	Market Maker
Automated Trading Desk Financial Services, LLC	8/18/2008	11 Ewall Street Mount Pleasant, SC 29464	843-789-2166	Member	Proprietary
Avatar Securities, LLC	4/1/2011	19 West 24th Street 8th Floor New York, NY 10010	646-435-0167	Sponsored Participant	Proprietary
Barclays Capital, Inc.	8/18/2008	745 7th Avenue New York, NY 10019	212-412-2125	Member	Institutional
BATS Trading, Inc.	10/23/2008	8050 Marshall Drive Suite 120 Lenexa, KS 66214	913-815-7000	Member	Limited Routing Facility of BATS Exchange
Bay Crest Partners, LLC	10/15/2008	40 Wall Street 42nd Floor New York, NY 10005	212-480-1400	Member	Agency
Belvedere Trading, LLC	11/1/2011	10 South Riverside Plaza #2100 Chicago, IL 60606	312-262-3420	Member	Proprietary
Benjamin & Jerold Brokerage I, LLC (formerly Benjamin & Jerold Brokerage, Inc.)	10/1/2009	80 Broad Street 5th Floor New York, NY 10005	646-201-5024	Member	Agency
BGC Financial, LP	8/17/2009	One Seaport Plaza 19th Floor New York, NY 10038	646-346-7412	Member	Agency
Blaylock Beal Van, LLC (formerly Blaylock Robert Van, LLC)	5/3/2010	600 Lexington Avenue 3rd Floor New York, NY 10022	212-715-6600	Member	Agency
Blink Trading	6/1/2009	141 W. Jackson Boulevard Suite 210 Chicago, IL 60604	312-242-4600	Sponsored Participant	Hedge Fund
Blitztrade, LLC	6/15/2011	1901 W. 47th Place Suite 310 Westwood, KS 66205	816-714-3960	Sponsored Participant	Proprietary
Bloomberg Tradebook, LLC	10/23/2008	1633 Broadway 48th Floor New York, NY 10019	212-617-1184	Member	Agency
Blue Fire Capital, LLC	8/18/2008	311 South Wacker Drive Suite 2000 Chicago, IL 60606	312-242-0504	Member	Proprietary
Bluefin Research Partners, Inc.	8/18/2008	60 State Street Suite 1020 Boston, MA 02109	617-737-5700	Member	Agency
Bluefin Trading, LLC	8/3/2009	3 Park Avenue 37th Floor New York, NY 10016	914-227-9555	Member	Agency
BMO Capital Markets Corp.	8/18/2008	3 Times Square New York, NY 10036	212-885-4045	Member	Agency
BMT Trading, LLC	2/1/2010	800 Third Avenue New York, NY 10022	212-813-0870	Sponsored Participant	Proprietary
BNP Paribas Prime Brokerage, Inc.	12/3/2012	787 7th Avenue New York, NY 10019	917-472-4991	Member	Clearing Firm
BNP Paribas Securities Corp.	8/18/2008	787 7th Avenue New York, NY 10019	212-841-3676	Member	Proprietary
BTIG, LLC	8/18/2008	600 Montgomery Street 6th Floor San Francisco, CA 94111	415-248-2225	Member	Market Maker
Bulltick, LLC	1/15/2009	701 Brickell Avenue Suite 2550 Miami, FL 33131	212-616-2604	Member	Agency
C&C Trading, LLC	8/18/2008	111 Broadway Suite 808 New York, NY 10006	212-433-7589	Member	Proprietary
Canaccord Genuity, Inc.	10/1/2013	350 Madison Avenue New York, NY 10017	212-389-8156	Member	Market Maker
Canadian Imperial Holdings, Inc.	10/15/2008	300 Madison Avenue 5th Floor New York, NY 10017	212-856-3877	Sponsored Participant	Proprietary
Cantor Fitzgerald & Co.	10/23/2008	110 East 59th Street 4th Floor New York, NY 10022	212-829-5226	Member	Institutional / Agency
Capital Institutional Services, Inc.	8/18/2008	1601 Elm Street Suite 3900 Dallas, TX 75201	214-978-4767	Member	Agency

Company Name	Date Approved by BATS	Address	Phone Number	Type of User	Primary Activities
CF Global Trading, LLC	10/23/2008	99 Park Avenue Suite 1710 New York, NY 10016	212-888-4673	Member	Market Maker
Chimera Securities, LLC	6/2/2014	225 Park Avenue South 17th Floor New York, NY 10003	646-597-6146	Member	Proprietary Trading
Chopper Securities, LLC	5/16/2011	141 West Jackson Boulevard Suite 2201A Chicago, IL 60604	312-628-3530	Member	Proprietary
Chopper Trading, LLC	11/17/2008	141 West Jackson Boulevard Suite 2201A Chicago, IL 60604	312-628-3530	Sponsored Participant	Proprietary
Churchill Capital USA, Inc.	8/18/2008	1270 Avenue of the Americas Suite 1910 New York, NY 10020	212-994-5477	Member	Agency
CIBC World Markets Corp.	8/18/2008	425 Lexington Avenue New York, NY 10017	212-667-7030	Member	Proprietary
Citadel Securities, LLC (formerly Citadel Derivatives Group, LLC)	10/23/2008	131 South Dearborn Street 32nd Floor Chicago, IL 60603	312-756-4416	Member	Market Maker
Citigroup Global Markets, Inc.	9/24/2008	390-388 Greenwich Street New York, NY 10013	212-723-7700	Member	Full Service
CJS Securities, Inc.	7/15/2009	50 Main Street Suite 325 White Plains, NY 10606	914-287-7600	Member	Agency
Clearpool Execution Services, LLC	5/15/2014	17 State Street 38h Floor New York, NY 10004	212-531-8532	Member	Public Customer Business
CMT Fund XXV Limited	7/2/2012	500 West Monroe Street Suite 2630 Chicago, IL 60661	312-320-7897	Sponsored Participant	Agency
CMT Trading, LLC	3/17/2014	500 West Monroe Street Suite 2630 Chicago, IL 60661	312-612-6930	Member	Proprietary
Compass Professional Services, LLC	6/15/2011	111 W. Jackson Boulevard 20th Floor Chicago, IL 60604	312-692-5010	Member	Proprietary
Concept Capital Markets, LLC	3/15/2011	1010 Franklin Avenue Suite 303 Garden City, NY 11530	212-702-7198	Member	Agency
Convergex Execution Solutions, LLC (formerly BNY Convergex Execution Solutions, LLC and BNY Brokerage, LLC)	10/15/2008	1633 Broadway 48th Floor New York, NY 10019	212-468-8466	Member	Full Service
ConvergEx Prime Services, LLC (formerly NorthPoint Trading Partners, LLC)	10/15/2008	30000 Mill Creek Avenue Suite 200 Alpharetta, GA 30022	678-405-4200	Member	Agency
COR Clearing, LLC (formerly Legent Clearing, LLC)	10/15/2009	1200 Landmark Center 1299 Farnam Street Suite 800 Omaha, NE 68102	402-384-6164	Member	Clearing Firm
Cowen and Company, LLC	8/18/2008	599 Lexington Avenue 20th Floor New York, NY 10022	646-562-1623	Member	Market Maker
Credit Agricole Securities (USA), Inc. (formerly Calyon Securities (USA), Inc.)	10/23/2008	1301 Avenue of the Americas 13th Floor New York, NY 10019	212-261-3858	Member	Full Service
Credit Suisse Securities (USA), LLC	9/3/2008	11 Madison Avenue 24th Floor New York, NY 10010	212-538-6067	Member	Full Service
Custom Equity Research, Inc. dba Summer Street Research Partners	8/18/2008	101 Arch Street Suite 2010 Boston, MA 02110	617-338-7500	Member	Agency
Cutler Group, LP	4/1/2010	101 Montgomery Street Suite 700 San Francisco, CA 94104	415-293-3956	Member	Market Maker
Cuttone & Company, Inc.	8/18/2008	111 Broadway 10th Floor New York, NY 10006	646-943-5420	Member	Market Maker
DART Executions, LLC	8/18/2008	350 North Orleans Street Suite 2N Chicago, IL 60654	312-244-5408	Member	Proprietary
Dash Financial, LLC (formerly Electronic Brokerage Systems, LLC), LLC	10/23/2008	180 W. Adams Street 6th Floor Chicago, IL 60603	312-986-6210	Member	Market Maker
DE Route (formerly DirectEdge ECN)	9/8/2008	545 Washington Boulevard Jersey City, NJ 07310	212-479-2319	Member	ATS
Delaney Equity Group, LLC	10/15/2008	2401 PGA Boulevard Suite 110 Palm Beach Gardens, FL 33410	561-202-6004	Member	Agency
Deutsche Bank Securities, Inc.	10/15/2008	60 Wall Street New York, NY 10005	212-250-7635	Member	Full Service
Direct Access Partners, LLC	8/18/2008	40 Wall Street 42nd Floor New York, NY 10005	212-850-8892	Member	Agency
Divine Capital Markets, LLC	10/15/2009	39 Broadway 36th Floor New York, NY 10006	212-344-5867	Member	Agency
Doft & Co., Inc.	2/17/2009	55 East 59th Street 12th Floor New York, NY 10022	212-421-5558	Member	Agency
Dominick & Dominick, LLC	10/15/2008	150 East 52nd Street New York, NY 10022	212-558-8902	Member	Institutional
Dougall & Associates, Inc.	5/15/2014	440 S LaSalle Street Chicago, IL 60605	312-663-2670	Member	Proprietary / Agency
DRW Securities, LLC	9/1/2009	540 West Madison Street Suite 2500 Chicago, IL 60661	312-542-3226	Member	Proprietary / Market Maker
DV Trading	12/15/2008	116 Spadina Avenue Suite 703 Toronto ON M5V-2K6	416-979-1394	Sponsored Participant	Market Maker
Electronic Transaction Clearing, Inc.	10/23/2008	660 S. Figueroa Street Suite 1450 Los Angeles, CA 90017	213-402-1564	Member	Market Maker
Essex Radez, LLC	2/17/2009	440 South LaSalle Suite 1111 Chicago, IL 60605	312-212-1815	Member	Service Bureau
Evercore Group, LLC	6/2/2010	55 East 52nd Street 38th Floor New York, NY 10055	212-822-7572	Member	Agency
FC Capital, LTD	11/1/2011	44B The Broadway London, United Kingdom NW7 2LH	44-208-906-8814	Sponsored Participant	Proprietary

Company Name	Date Approved by BATS	Address	Phone Number	Type of User	Primary Activities
Finance 500, Inc.	8/18/2008	19762 MacArthur Boulevard Suite 200 Irvine, CA 92612	949-502-6801	Member	Market Maker
First Clearing, LLC	8/18/2008	One North Jefferson Avenue Mail Code: H0004-095 St. Louis, MO 63103	314-875-4843	Member	Full Service
First New York Securities, LLC	3/13/2009	90 Park Avenue 5th Floor New York, NY 10016	212-848-0600	Member	Proprietary
Firstrade Securities, Inc.	8/18/2008	133-25 37th Avenue Flushing, NY 11354	718-269-1499	Member	Proprietary
Flow Traders BV	11/1/2010	Jacob Bontiusplatts 9 PO Box 11306 Amsterdam Netherlands 1018 LL	31-20-799-6799	Sponsored Participant	Proprietary
Flow Traders US, LLC	10/1/2009	1095 Avenue of the Americas 24th Floor, Suite B New York, NY 10036	917-210-5020	Member	Hedge Fund
G1 Execution Services, LLC (formerly E*Trade Capital Markets, LLC)	8/18/2008	440 South LaSalle Suite 3030 Chicago, IL 60605	312-986-8232	Member	Market Maker
GB Trading, LLC	10/15/2009	40 Fulton Street 17th Floor New York, NY 10038	212-379-5634	Sponsored Participant	Agency
GB Trading, LLC	7/1/2011	40 Fulton Street 17th Floor New York, NY 10038	212-379-5634	Sponsored Participant	Agency
GDK, Inc.	6/1/2010	c/o ART Advisors, LLC 500 Park Avenue New York, NY 10022	212-303-6179	Member	Proprietary
GFI Securities, LLC	10/23/2008	55 Water Street 10th Floor New York, NY 10041	212-968-4100	Member	Agency
Gildner Gagnon Howe & Co., LLC	10/23/2008	3 Columbus Circle New York, NY 10019	212-424-0208	Member	Institutional
Global American Investments, Inc.	2/15/2012	20277 Valley Boulevard Suite A Walnut, CA 91789	312-919-2831	Member	Retail
Global Execution Brokers, LP	2/1/2010	401 City Avenue Suite 220 Bala Cynwyd, PA 19004	312- 435-4167	Member	Institutional
Global HFT Management, LLC	10/1/2010	800 Third Avenue New York, NY 10022	212-813-0870	Sponsored Participant	Proprietary
Global Liquidity Partners, LLC	4/21/2011	12 Broad Street Suite 201 Redbank, NJ 07701	773-459-4665	Sponsored Participant	Agency
Goldman Sachs & Co.	10/23/2008	200 West Street New York, NY 10282	212-357-4587	Member	Full Service
Goldman Sachs Execution & Clearing, LP	10/15/2008	200 West Street New York, NY 10282	212-357-7519	Member	Full Service
Grace Financial Group, LLC	10/23/2008	83 Jobs Lane Southhampton, NY 11968	631-287-4633	Member	Agency
Green Street Advisors, Inc.	11/1/2011	660 Newport Center Drive Suite 800 Newport Beach, CA 92660	214-749-4730	Member	Agency
GSN North America, Inc. (formerly ESN North America, Inc.)	8/18/2008	520 Madison Avenue New York, NY 10022	212-659-6292	Member	Agency
GTS Securities, LLC	2/17/2009	545 Madison Avenue 15th Floor New York, NY 10022	212-813-0870	Sponsored Participant	Proprietary
GTS Securities, LLC	12/17/2013	545 Madison Avenue 15th Floor New York, NY 10022	212-715-2837	Member	Proprietary
HAP Trading, LLC (formerly PFTC Trading, LLC)	10/1/2009	33 Whitehall Street 6th Floor New York, NY 10004	212-380-5186	Member	Proprietary
Hardcastle Trading USA, LLC	4/15/2009	755 Secaucus Road Suite F-1110 Secaucus, NJ 07094	201-305-8817	Member	Proprietary
Henning-Carey Proprietary Trading, LLC.	5/2/2012	141 W. Jackson Boulevard Suite 1801 Chicago, IL 60604	312-789-8764	Sponsored Participant	Proprietary
Henning-Carey Proprietary Trading, LLC.	8/15/2012	141 W. Jackson Boulevard Suite 1801 Chicago, IL 60604	312-789-8764	Sponsored Participant	Proprietary
Highbridge Capital Management, LLC	10/23/2008	9 West 57th Street 27th Floor New York, NY 10019	212-287-4900	Sponsored Participant	Proprietary
HRT Financial, LLC	2/1/2010	32 Old Slip 30th Floor New York, NY 10005	212-293-1927	Member	Proprietary
IEX Services, LLC	10/1/2013	7 World Trade Center 30th Floor New York, NY 10007	646-568-2337	Member	ATS
IMC Financial Markets (formerly IMC Chicago, LLC)	8/18/2008	233 South Wacker Drive Suite 4300 Chicago, IL 60606	312-244-3320	Member	Proprietary
Imperial Capital, LLC	10/23/2008	2000 Avenue of the Stars 9th Floor Los Angeles, CA 90067	310-246-3674	Member	Market Maker
Industrial and Commercial Bank of China Financial Services, LLC	5/15/2014	1633 Broadway New York, NY 10019	212-300-8520	Member	Clearing Services
Instinet, LLC	8/18/2008	1095 Avenue of the Americas New York, NY 10036	212-310-4097	Member	Agency
Interactive Brokers, LLC	8/18/2008	One Pickwick Plaza 2nd Floor Greenwich, CT 06830	203-618-5870	Member	Full Service
International Correspondent Trading, Inc.	8/18/2008	525 Washington Boulevard Suite 2401 Jersey City, NJ 07310	201-222-9300	Member	Agency
ISTRA, LLC	1/4/2010	230 Park Avenue 10th Floor New York, NY 10169	718-618-4929	Sponsored Participant	Proprietary
ISTRA, LLC	12/15/2011	230 Park Avenue 10th Floor New York, NY 10169	718-618-4929	Sponsored Participant	Proprietary
ITG Derivatives, LLC (formerly Redsky Financial, LLC)	8/18/2008	601 S. LaSalle Street Suite 300 Chicago, IL 60605	312-334-8042	Member	Market Maker

Company Name	Date Approved by BATS	Address	Phone Number	Type of User	Primary Activities
ITG, Inc.	8/18/2008	One Liberty Plaza 165 Broadway, 4th Floor New York, NY 10006	212-444-6259	Member	Agency
Jane Street Capital, LLC	5/1/2009	One New York Plaza New York, NY 10004	212-651-6060	Member	Agency / Proprietary
Jane Street Markets, LLC	8/18/2008	One New York Plaza New York, NY 10004	212-651-6032	Member	Institutional
Jane Street Options, LLC	1/3/2012	One New York Plaza New York, NY 10004	212-651-6969	Sponsored Participant	Proprietary
Jaypee International, Inc.	10/15/2009	30 South Wacker Drive Suite 1700 Chicago, IL 60606	312-655-7606	Member	Agency
Jefferies Execution Services, Inc.	8/26/2008	520 Madison Avenue New York, NY 10022	646-805-5415	Member	Full Service
Jefferies Investment Advisers	7/1/2011	520 Madison Avenue New York, NY 10022	212-323-3993	Sponsored Participant	Full Service
Jefferies, LLC (formerly Jefferies & Company, Inc.)	10/23/2008	520 Madison Avenue New York, NY 10022	212-323-3987	Member	Full Service
JNK Securities Corp.	11/17/2008	902 Broadway 20th Floor New York, NY 10010	212-885-6311	Member	Agency
JP Morgan Clearing Corp.	10/23/2008	383 Madison Avenue New York, NY 10179	212-272-6655	Member	Full Service
JP Morgan Securities, LLC (formerly JP Morgan Securities, Inc.)	8/18/2008	383 Madison Avenue New York, NY 10179	212-622-5504	Member	Full Service
Juliet Group, LLC	3/1/2011	240 E. 35th Street #3A New York, NY 10016	646-360-0595	Sponsored Participant	Proprietary
Jump Trading, LLC	8/18/2008	600 West Chicago Avenue Suite 825 Chicago, IL 60654	312-930-9603	Member	Proprietary
JVB Financial, LLC (formerly C&Co/PrinceRidge; formerly The PrinceRidge Group, LLC)	8/2/2010	1633 Broadway 28th Floor New York, NY 10019	646-792-5601	Member	Proprietary
KCG Americas, LLC (formerly Knight Capital Americas, LLC; formerly Knight Execution & Clearing Services, LLC; formerly Knight Clearing Services, LLC)	9/15/2009	545 Washington Boulevard Jersey City, NJ 07310	201-356-4232	Member	Agency
Keefe Bruyette & Woods, Inc.	8/18/2008	787 7th Avenue New York, NY 10019	212-887-8965	Member	Agency
Kepler Capital Markets, Inc.	7/15/2013	600 Lexington Avenue 28th Floor New York, NY 10022	212-710-7625	Member	Agency
Kershner Securities, LLC	2/12/2009	1825-B Kramer Lane Suite 200 Austin, TX 78758	512-439-8140	Member	Proprietary
Key Banc Capital Markets, Inc.	11/17/2008	127 Public Square Cleveland, OH 44114	216-443-3978	Member	Agency
Keystone Trading Partners	2/1/2013	660 Narcisi Lane Wayne, PA 19018	918-407-3288	Member	Options Market Maker
L & R Trading, LLC	9/1/2011	61 Broadway Suite 2830 New York, NY 10006	212-433-7262	Member	Market Maker
Lampert Capital Markets, Inc.	2/18/2014	477 Madison Avenue Suite 230 New York, NY 10022	(646) 367-4660	Member	Introducing Broker
Latour Trading, LLC	8/17/2009	377 Broadway 10th Floor New York, NY 10013	917-388-8625	Member	Proprietary
Latour Trading, LLC	8/3/2009	377 Broadway 10th Floor New York, NY 10013	212-219-6063	Sponsored Participant	Proprietary
LavaFlow, Inc.	9/11/2008	388 Greenwich Street 29th Floor New York, NY 10013	212-519-8965	Member	Agency
Lazard Capital Markets, LLC	11/16/2009	30 Rockefeller Plaza New York, NY 10020	212-632-2650	Member	Institutional
Leerink Partners, LLC (formerly Leerink Swann, LLC)	8/18/2008	1 Federal Street 37th Floor Boston, MA 02110	800-808-7525	Member	Agency
Legend Securities, Inc.	8/18/2008	45 Broadway 32nd Floor New York, NY 10006	212-344-5747	Member	Institutional
Lek Securities Corporation	8/18/2008	1 Liberty Plaza 165 Broadway, 52nd Floor New York, NY 10006	212-509-2300	Member	Agency
Letsgotrade, Inc dba Choicetrade	9/23/2008	197 State Route 18 Suite 3000 East Brunswick, NJ 08816	732-214-2660	Member	Retail
Lightspeed Trading, LLC	8/18/2008	1001 Avenue of the Americas 16th Floor New York, NY 10018	646-393-4814	Member	Proprietary
Lime Brokerage, LLC	8/18/2008	625 Broadway 12th Floor New York, NY 10012	212-219-6086	Member	Agency
Lime Brokerage, LLC	7/1/2011	625 Broadway 12th Floor New York, NY 10012	212-824-5577	Sponsored Participant	Agency
Limestone Chicago, LLC	10/15/2009	377 Broadway 11th Floor New York, NY 10013	212-219-6063	Sponsored Participant	Proprietary
Limestone Trading, LLC	9/6/2008	377 Broadway 11th Floor New York, NY 10013	212-219-6011	Sponsored Participant	Proprietary
Liquidnet, Inc.	9/1/2009	498 7th Avenue 12th Floor New York, NY 10018	646-660-8310	Member	Institutional
LiquidPoint, LLC	9/1/2010	311 South Wacker Drive Suite 4700 Chicago, IL 60606	312-986-2006	Member	Order Management Service
Macquarie Capital (USA), Inc.	12/1/2009	125 West 55th Street Level 22 New York, NY 10019	212-231-2501	Member	Agency
MB Trading	2/17/2009	1926 East Maple Avenue El Segundo, CA 90245	866-628-3001	Member	Retail / Agency

Company Name	Date Approved by BATS	Address	Phone Number	Type of User	Primary Activities
Merrill Lynch Pierce, Fenner & Smith, Incorporated	8/18/2008	One Bryant Park New York, NY 10036	212-449-6090	Member	Full Service
Merrill Lynch Professional Clearing Corp. (formerly PAX Division of ML Clearing Corp.)	8/18/2008	One Bryant Park NY1-100-06-01 New York, NY 10036	312-260-5601	Member	Clearing Firm
Merriman Capital, Inc. (formerly Merriman Curhan Ford and Co.)	5/17/2010	250 Montgomery Street 16th Floor San Francisco, CA 94104	415-262-1395	Member	Market Maker
Mesh Capital, LLC	11/15/2012	30 Montgomery Street Suite 1250 Jersey City, NJ 07302	201-918-4204	Sponsored Participant	Proprietary
MF Global, Inc.	8/18/2008	717 Fifth Avenue 9th Floor New York, NY 10022	312-261-7302	Member	Agency
Mismi, Inc.	11/2/2009	810 7th Avenue Suite 220 New York, NY 10019	646-839-6107	Member	ATS
Mitsubishi UFJ Securities (USA), Inc.	8/18/2008	1633 Broadway 29th Floor New York, NY 10019	212-782-4187	Member	Institutional / Agency
Mizuho Securities USA, Inc.	6/1/2010	320 Park Avenue 12th Floor New York, NY 10022	212-209-9338	Member	Agency
MKM Partners, LLC	8/3/2009	300 First Stamford Place 4th Floor East Wing Stamford, CT 06902	203-987-4005	Member	Agency
Monadnock Capital Management, LP	5/15/2009	1845 Walnut Street Suite 940 Philadelphia, PA 19103	215-405-7280	Member	Proprietary / Market Maker
Montecito Advisors, Inc.	5/16/2011	2015 State Street Suite B Santa Barbara, CA 93105	805-682-1484	Member	Proprietary
Morgan Stanley & Co., LLC (formerly Morgan Stanley & Co., Inc.)	10/23/2008	1585 Broadway New York, NY 10036	212-761-9324	Member	Full Service
MP Capital, LP	1/2/2009	1818 Market Street 18th Floor Philadelphia, PA 19103	917-748-7643	Member	Proprietary
MPS Global Securities, LLC	5/3/2010	140 East 45th Street 42nd Floor New York, NY 10017	212-331-6583	Member	Proprietary
MYD Market, Inc.	2/1/2010	608 5th Avenue Suite 602 New York, NY 10020	212- 424-2101	Member	Agency
Nasdaq Execution Services, LLC	8/19/2008	One Liberty Plaza 165 Broadway New York, NY 10006	212-231-5177	Member	Exchange
Nasdasq Options Services, LLC	2/1/2010	One Liberty Plaza 165 Broadway New York, NY 10006	212-401-8970	Member	Exchange
National Financial Services, LLC	8/18/2008	200 Seaport Boulevard Boston, MA 02210	201-915-8264	Member	Retail / Agency
National Securities Corporation	7/1/2009	1001 Fourth Avenue Suite 3750 Seattle, WA 98154	212-417-3636	Member	Agency
Needham & Company, LLC	10/23/2008	445 Park Avenue New York, NY 10022	212-371-8411	Member	Market Maker
Newedge USA, LLC (formerly Fimat USA)	10/23/2008	550 W. Jackson Boulevard Suite 500 Chicago, IL 60661	646-557-8387	Member	Full Service
Nomura Securities International, Inc.	10/23/2008	Worldwide Plaza 309 West 49th Street New York, NY 10019	212-667-9131	Member	Institutional
North Moore Trading, LLC	6/1/2009	377 Broadway 11th Floor New York, NY 10013	212-219-6063	Sponsored Participant	Proprietary
Northern Trust Securities, Inc.	8/18/2008	50 South LaSalle Street Chicago, IL 60603	312-630-6045	Member	Market Maker
Northland Securities, Inc.	12/15/2010	45 South 7th Street 20th Floor Minneapolis, MN 55402	612-851-5934	Member	Proprietary
OBD Securities, LLC	9/1/2011	150 N. Michigan Avenue Suite 3700 Chicago, IL 60601	312-768-1643	Member	Proprietary
OBEX Securities, LLC	5/2/2011	1865 Palmer Avenue Suite 208 Larchmont, NY 10538	914-833-1800	Member	Agency
Old Mission Capital, LLC	4/16/2012	314 West Superior Suite 200 Chicago, IL 60654	617-642-6120	Member	Proprietary
Oppenheimer & Co., Inc.	10/23/2008	85 Broad Street 22nd/24th Floor New York, NY 10004	212-668-8152	Member	Agency
optionsXpress, Inc.	6/15/2010	311 West Monroe Suite 1000 Chicago, IL 60606	312-630-3300	Member	Retail
Optiver US, LLC	6/15/2009	130 East Randolph Street 13th Floor Chicago, IL 60601	312-821-9263	Member	Proprietary / Market Maker
OTA, LLC	8/18/2008	One Manhattanville Road Purchase, NY 10577	914-460-4071	Member	Institutional
OTR Global Trading, LLC	12/15/2008	One Manhattanville Road Purchase, NY 10577	914-460-4099	Member	Institutional
Parhelion, Ltd.	9/1/2011	Governors Square Grand Cayman Cayman Islands KY1-1206	646-808-0390	Sponsored Participant	Proprietary
PDQ ATS, Inc.	10/15/2008	2624 Patriot Boulevard Glenview, IL 60026	224-521-2494	Member	ATS
PEAK6 Capital Management, LLC	11/3/2008	141 W. Jackson Boulevard Chicago, IL 60604	312-362-2401	Sponsored Participant	Market Maker
Penserra Securities, LLC	8/18/2008	140 Broadway 26th Floor New York, NY 10005	212-607-3190	Member	Agency
Pershing, LLC	8/18/2008	One Pershing Place Jersey City, NJ 07399	201-413-2826	Member	Agency
Pinnacle Capital Marktes, LLC	11/3/2008	4700 Falls Neuse Suite 390 Raleigh, NC 27609	919-850-0888	Member	Agency

Company Name	Date Approved by BATS	Address	Phone Number	Type of User	Primary Activities
Piper Jaffray & Co.	10/15/2008	800 Nicollet Mall Minneapolis, MN 55402	612-303-2211	Member	Market Maker
Potamus Trading, LLC	4/15/2013	2 Seaport Lane 5th Floor Boston, MA 02210	617-855-8721	Member	Proprietary / Market Maker
Pragma Securities, LLC	10/15/2010	360 Park Avenue South 20th Floor New York, NY 10010	212-617-9781	Member	Institutional / Agency
Qtrade Capital Partners, LLC	9/1/2010	240-244 North Avenue West Suite 301 Westfield, NJ 07090	908-232-5693	Sponsored Participant	Proprietary
Quantex Clearing, LLC	10/3/2011	70 Hudson Street Hoboken, NJ 07030	646-214-5608	Member	Clearing Firm
Quantlab Securities, LP	8/18/2008	4200 Montrose Boulevard Suite 200 Houston, TX 77006	713-333-3704	Member	Proprietary
Quiet Light Securities, LLC	8/29/2008	141 W. Jackson Boulevard Suite 202A Chicago, IL 60604	312-229-4195	Member	Proprietary
Rackson Asset Management, LLC	10/1/2009	2000 Broadway Suite 22C New York, NY 10023	212-724-2567	Sponsored Participant	Proprietary
Rafferty Capital Markets, LLC	6/1/2010	1010 Franklin Avenue Garden City, NY 11530	646-572-3583	Member	Agency
Rainier Investment Management, Inc.	1/4/2010	601 Union Street Suite 2801 Seattle, WA 98101	206-518-6658	Sponsored Participant	Hedge Fund
Raven Securities Corp.	6/1/2009	Accounting & Compliance International 40 Wall Street, 17th Floor New York, NY 10005	212-952-0634	Member	Agency
RBC Capital Markets, LLC (formerly RBC Capital Markets Corporation)	9/18/2008	3 World Financial Center 200 Vesey Street New York, NY 10281	612-373-1680	Member	Market Maker
Red Cedar Trading, LLC	4/2/2012	520 Lake Cook Road Suite 110 Deerfield, IL 60015	847-571-2865	Member	Market Maker
Redburn Partners (USA), LP	5/15/2009	565 Fifth Avenue 26th Floor New York, NY 10017	212-803-7303	Member	Agency
RenCap Securities, Inc.	11/17/2008	780 Third Avenue 20th Floor New York, NY 10017	212-824-1097	Member	Agency
RGM Securities, LLC	8/3/2009	221 West 6th Street Suite 2030 Austin, TX 78701	512-807-5302	Member	Proprietary
River Cross Securities, LLLP	5/1/2009	401 City Avenue Suite 912 Bala Cynwyd, PA 19004	610-747-2333	Member	ATS
RJL Capital Group, LLC	5/15/2012	2 Teleport Drive Suite 107 Staten Island, NY 10311	718-303-6000	Member	Agency
Robert W. Baird & Co., Incorporated	10/23/2008	777 East Wisconsin Avenue Milwaukee, WI 53202	414-765-3910	Member	Market Maker
Ronin Capital, LLC	5/15/2012	350 N. Orleans Street Suite 2N Chicago, IL 60654	312-244-5284	Member	Market Maker
Ronin Capital, LLC	8/17/2009	350 N. Orleans Street Suite 2N Chicago, IL 60654	312-244-5284	Sponsored Participant	Proprietary / Market Maker
Rosenblatt Securities, Inc.	8/18/2008	20 Broad Street 26th Floor New York, NY 10005	212-943-5225	Member	Agency
Roth Capital Partners, LLC	8/18/2008	888 San Clemente Suite 150 Newport Beach, CA 92660	949-720-5708	Member	Market Maker
RW Pressprich & Co. (formerly RW Pressprich & Co., Inc.)	2/17/2009	4521 Fifth Avenue New York, NY 10018	212-832-6254	Member	Agency
SAC Capital Advisors, LP (formerly SAC Capital Advisors, LLC)	10/23/2008	72 Cummings Point Road Stamford, CT 06902	203-890-2275	Sponsored Participant	Hedge Fund
Samurai Trading, LLC	7/1/2009	515 Madison Avenue 22nd Floor New York, NY 10022	212-935-9835	Member	Market Maker
Sanford C. Bernstein & Co, LLC	9/10/2008	1345 Ave of the Americas New York, NY 10105	212-823-2896	Member	Agency
Santander Investment Securities, Inc.	4/15/2009	45 East 53rd Street New York, NY 10022	212-350-3659	Member	Institutional
Scotia Capital (USA), Inc.	3/2/2009	1 Liberty Plaza 165 Broadway New York, NY 10006	212-225-6705	Member	Institutional
Scottrade, Inc.	6/1/2010	12800 Corporate Hill Drive St. Louis, MO 63131	314-965-1555 x.6402	Member	Retail
Scout Trading, LLC	4/1/2010	12 E. 49th Street Suite 1206 New York, NY 10017	646-783-7001	Member	Proprietary
Scout Trading, LLC	8/3/2009	12 E. 49th Street Suite 1206 New York, NY 10017	646-807-8269	Sponsored Participant	Proprietary
Seven Points Capital, LLC	8/18/2008	805 Third Avenue 15th Floor New York, NY 10022	212-760-0760	Member	Agency
SG Americas Securities, LLC	9/17/2008	245 Park Avenue New York, NY 10167	212-278-5232	Member	Proprietary
Simplex Investments, LLC	6/1/2012	230 S. LaSalle Street Suite 4-100 Chicago, IL 60604	312-360-2447	Sponsored Participant	Market Maker
SJ Levinson & Sons, LLC	8/18/2008	2700 Westchester Avenue Suite 109 Purchase, NY 10577	914-220-1654	Member	Agency
Solowey & Co.	10/23/2008	6801 SW 101 Street Miami, FL 33156	305-668-3389	Member	Market Maker
Southwest Securities, Inc.	10/23/2008	1201 Elm Street Suite 3500 Dallas, TX 75270	214-859-5125	Member	Clearing Firm
Spire Europe Limited	8/1/2011	40 Queen Street 1st Floor London, UK EC4R 1DD	917-388-8607	Sponsored Participant	Proprietary

Company Name	Date Approved by BATS	Address	Phone Number	Type of User	Primary Activities
Spire Master Fund, Ltd.	12/15/2008	73 Front Street Hamilton Bermuda HMCX	212-219-6063	Sponsored Participant	Hedge Fund
Spire X Trading, LLC	4/1/2013	377 Broadway 11th Floor New York, NY 10013	917-388-8625	Sponsored Participant	Proprietary
Spot Trading, LLC	6/1/2012	440 South Lasalle Suite 2800 Chicago, IL 60605	312-362-4569	Member	Proprietary
Starpoint Securities, LC	3/2/2009	9401 Nall Avenue Suite 200 Prairie Village, KS 66207	913-642-6613	Sponsored Participant	Proprietary
State Street Global Markets, LLC	3/15/2011	State Street Financial Center One Lincoln Street Boston, MA 02111	617-664-4809	Member	Full Service
Stifel, Nicolaus & Company, Incorporated	8/18/2008	501 North Broadway St. Louis, MO 63102	410-454-4096	Member	Agency
Stock USA Execution Services, Inc. (formerly Stock USA Investments)	8/18/2008	1717 Route 6 Suite 102 Carmel, NY 10542	845-531-2631	Member	Agency
Stratus Master Limited	8/2/2010	6-8 Boulevard Haussmann Paris, France 75009	33-14-949-5915	Sponsored Participant	Proprietary
Stuart Frankel & Co., Incorporated	8/18/2008	60 Cutter Mill Road Suite 406 Great Neck, NY 11021	212-943-8788	Member	Agency
Stuyvesant Trading Group, LLC	8/15/2013	100 Wall Street Suite 604-A New York, NY 10005	212-433-7124	Member	Market Maker
Sumo Captial, LLC	7/15/2013	440 S LaSalle Street Suite 2101 Chicago, IL 60605	212-433-7667	Member	Proprietary
Sun Trading, LLC	8/18/2008	100 South Wacker Suite 300 Chicago, IL 60606	312-924-4751	Member	Proprietary
Sungard Brokerage & Securities Services, LLC (formerly Assent, LLC)	8/18/2008	2100 Enterprise Avenue Geneva, IL 60134	201-356-1488	Member	Agency
Susquehanna Capital Group	9/3/2008	401 City Avenue Suite 220 Bala Cynwyd, PA 19004	610-617-2996	Member	Institutional / Agency
Susquehanna Financial Group, LLLP	9/3/2008	401 City Avenue Suite 220 Bala Cynwyd, PA 19004	610-617-2999	Member	Institutional / Agency
T3 Trading Group, LLC	4/16/2012	One State Street Plaza 10th Floor New York, NY 10004	646-454-3593	Sponsored Participant	Proprietary
Talon Trading, LLC	9/6/2008	213 W. Institute Place Suite 703 Chicago, IL 60610	312-337-3712	Sponsored Participant	Proprietary
TD Ameritrade Clearing, Inc.	5/3/2011	200 South 108th Avenue Omaha, NE 68154	402-970-5271	Member	Agency
Telsey Advisory Group, LLC	1/24/2011	535 Fifth Avenue 12th Floor New York, NY 10017	212-584-4628	Member	Agency
Tewksbury Investment Fund, Ltd.	10/23/2008	Washington Mall I 20th Church Street, 4th Floor Hamilton, HM 11 Bermuda	212-310-7076	Sponsored Participant	Proprietary
Tewksbury Investment Fund, Ltd.	7/1/2011	Washington Mall I 20th Church Street, 4th Floor Hamilton, HM 11 Bermuda	610-971-5000	Sponsored Participant	Proprietary
Tewksbury Investment Fund, Ltd.	10/17/2011	Washington Mall I 20th Church Street, 4th Floor Hamilton, HM 11 Bermuda	610-971-5000	Sponsored Participant	Proprietary
Themis Trading, LLC	8/18/2008	10 Town Square Suite 100 Chatham, NJ 07928	866-384-3647	Member	Agency
Think Trade, LLC	2/1/2010	2210 Encintas Boulevard Suite I Encintas, CA 92024	760-452-2451	Sponsored Participant	Proprietary
Timber Hill, LLC	2/16/2010	One Pickwick Plaza Suite 200 Greenwich, CT 06830	203-618-5806	Member	Market Maker
Track Data Securities Corp.	9/10/2008	1122 Coney Island Avenue Brooklyn, NY 11230	718-923-3091	Member	ATS
Tradebot Systems, Inc.	8/18/2008	1251 NW Briarcliff Parkway Suite 700 Kansas City, MO 64116	816-285-6403	Member	Proprietary
Tradebot Systems, Inc.	4/5/2012	1251 NW Briarcliff Parkway Suite 700 Kansas City, MO 64116	816-285-6434	Sponsored Participant	Proprietary
TradeKing, LLC (formerly Kane Reid Securities Group, Inc. dba TradeKing)	10/15/2009	888 E. Las Olas Boulevard Suite 300 Fort Lauderdale, FL 33301	561-271-9290	Member	Agency
TradeStation Securities, Inc.	8/18/2008	8050 SW 10th Street Suite 2000 Plantation, FL 33324	954-652-7856	Member	Market Maker
Tradeworx Epsilon, LLC	3/1/2010	2711 Centerville Road Suite 400 Wilmington, DE 19808	732-450-8401	Sponsored Participant	Proprietary
Tradeworx LUSP, LLC	2/2/2009	10 Broad Street Third Floor Red Bank, NJ 07701	732-450-8402	Sponsored Participant	Proprietary
TRC Helepolis, Ltd. (formerly RTS Trading, Ltd.)	12/11/2009	377 Broadway 11th Floor New York, NY 10013	646-472-1792	Sponsored Participant	Proprietary
Tripoint Global Equities, LLC	6/15/2011	130 West 42nd Street 10th Floor New York, NY 10036	917-512-0822	Member	Proprietary
Tudor, Pickering, Holt & Co. Securities, Inc.	8/18/2008	1111 Bagby Suite 4900 Houston, TX 77002	713-333-2976	Member	Agency
Two Sigma Investments, LLC	9/1/2009	100 Avenue of the Americas 4th Floor New York, NY 10013	212-775-6678	Sponsored Participant	Proprietary
Two Sigma Partners Master Fund, Ltd.	3/2/2009	100 Avenue of the Americas 4th Floor New York, NY 10013	212-775-6678	Sponsored Participant	Proprietary
Two Sigma Securities, LLC	10/1/2009	100 Avenue of the Americas 4th Floor New York, NY 10013	646-292-6643	Member	Proprietary
Two Sigma Securities, LLC	7/1/2009	100 Avenue of the Americas 4th Floor New York, NY 10013	646-292-6643	Sponsored Participant	Proprietary

Company Name	Date Approved by BATS	Address	Phone Number	Type of User	Primary Activities
UBS Securities, LLC	10/15/2008	1285 Avenue of the Americas New York, NY 10019	203-719-3275	Member	Full Service
Vandham Securities Corp.	8/18/2008	50 Tice Boulevard Woodcliff, NJ 07677	201-782-3300	Member	Agency
ViewTrade Securities, Inc.	8/18/2008	7280 W. Palmetto Park Road Suite 105 Boca Raton, FL 33433	561-620-0306	Member	Agency
Virtu Financial BD, LLC	11/17/2008	645 Madison Avenue 16th Floor New York, NY 10022	212-418-0118	Member	Proprietary
Virtu Financial Capital Markets, LLC (formerly EWT, LLC)	8/18/2008	307 Camp Craft Road West Lake Hills, TX 78746	310-651-9757	Member	Proprietary
Vision Financial Markets, LLC	4/1/2009	4 High Ridge Park Suite 100 Stamford, CT 06905	203-388-2675	Member	Retail
Volant Liquidity, LLC	4/15/2011	7 World Trade Center Suite 3301 New York, NY 10007	646-484-3005	Member	Proprietary
Wall Street Access	11/3/2008	17 Battery Place 11th Floor New York, NY 10004	212-232-5602	Member	Agency
Walleye Trading, LLC	12/1/2008	2800 Niagara Lane North Plymouth, MN 55447	952-345-5226	Member	Market Maker
Wedbush Securities, Inc. (formerly Wedbush Morgan Securities, Inc.)	8/18/2008	1000 Wilshire Boulevard #900 Business Conduct Los Angeles, CA 90017	213-688-4575	Member	Market Maker
Weeden & Co, LP	8/26/2008	145 Mason Street Greenwich, CT 06830	203-861-7600	Member	Full Service
Wells Fargo Prime Services, LLC (formerly Merlin Securities, LLC)	10/23/2008	45 Fremont Street 30th Floor San Francisco, CA 94105	415-848-4056	Member	Market Maker
Wells Fargo Securities, LLC (formerly Wachovia Capital Markets, LLC)	8/18/2008	550 South Tryon Street, 6th Floor D1086-060 Charlotte, NC 28202	212-214-6458	Member	Agency
Western International Securities, Inc.	8/18/2008	70 South Lake Avenue 7th Floor Pasadena, CA 91101	626-710-3110	Member	Market Maker
White Bay PT, LLC	7/16/2012	2 Rector Street 16th Floor New York, NY 10006	646-651-4380	Member	Proprietary
WhoTrades, Inc.	8/15/2013	17 State Street 7th Floor New York, NY 10004	646-346-1000	Member	Retail
Williams Trading, LLC	10/23/2008	450 Post Road East Suite 120 Westport, CT 06880	203-353-7635	Member	Agency
Wolverine Execution Services LLC	8/18/2008	175 West Jackson Boulevard Suite 200 Chicago, IL 60604	312-884-3736	Member	Market Maker
Wolverine Trading, LLC	10/3/2011	175 West Jackson Boulevard Suite 200 Chicago, IL 60604	312-884-3753	Member	Proprietary / Market Maker
WR Hambrecht + Co., LLC	4/1/2010	909 Montgomery Street 3rd Floor San Francisco, CA 94133	415-551-8642	Member	Online Discount Brokerage Firm
Xambala Capital, LLC	2/15/2012	640 W. California Avenue Suite 220 Sunnyvale, CA 94086	408-990-1942	Member	Proprietary
Xambala Capital, LLC	12/18/2012	640 W. California Avenue Suite 220 Sunnyvale, CA 94086	408-990-1942	Sponsored Participant	Proprietary
XR Securities, LLC (formerly RhoBD, LLC)	1/15/2009	550 W. Jackson Boulevard Suite #1000 Chicago, IL 60661	312-244-4672	Member	Proprietary
Zydeco Trading, LLC	2/18/2014	50 North Brockway Suite 4-4A Palatine, IL 60067	847-907-4319	Member	Options Market Maker

Exhibit N

Exhibit Request: Provide a schedule for each of the following:

1. **The securities listed in the exchange, indicating for each the name of the issuer and a description of the security;**

2. **The securities admitted to unlisted trading privileges, indicating for each the name of the issuer and a description of the security;**

3. **The unregistered securities admitted to trading on the exchange which are exempt from registration under Section 12(a) of the Act. For each security listed, provide the name of the issuer and a description of the security, and the statutory exemption claimed (e.g., Rule 12a-6); and**

4. **Other securities traded on the exchange, including for each the name of the issuer and a description of the security.**

Response:

Attached is a schedule showing the information requested by this Exhibit as of June 24, 2014.

All securities that trade through the BATS Exchange System are "NMS stocks," as such term is defined in Rule 600(b)(47) of Regulation NMS. The Exchange currently lists 19 securities, all of which are exchange-traded funds or ETFs. The remaining securities traded on the Exchange are traded pursuant to unlisted trading privileges. The Exchange allows trading of Nasdaq National Market and Nasdaq Capital Market securities (both "Nasdaq securities" as defined in Rule 600(b)(41) of Regulation NMS) through BATS Exchange. The Exchange also allows trading of exchange-traded securities, as defined in Rule 600(b)(25) of Regulation NMS, including ETFs.

Symbol	Description
Attachment to Exhibit N: Primary Listed Securities on BATS Exchange as of June 24, 2014	
CEMB	iShares Emerging Markets Corporate Bond ETF
EDEN	iShares MSCI Denmark Capped ETF
EFNL	iShares MSCI Finland Capped ETF
EMHY	iShares Emerging Markets High Yield Bond ETF
EMSH	ProShares Short Term USD Emerging Markets Bond ETF
ENOR	iShares MSCI Norway Capped ETF
EWAS	iShares MSCI Australia Small-Cap ETF
EWCS	iShares MSCI Canada Small-Cap ETF
EWGS	iShares MSCI Germany Small-Cap ETF
EWUS	iShares MSCI United Kingdon Small-Cap ETF
GHYG	iShares Global High Yield Corporate Bond ETF
HYHG	ProShares High Yield-Interest Rate Hedged ETF
HYXU	iShares Global ex USD High Yield Corporate Bond ETF
ICSH	iShares Liquidity Income ETF
IGHG	ProShares Investment Grade-Interest Rate Hedged
INDA	iShares MSCI India ETF
IYLD	iShares Morningstar Multi-Asset Income ETF
MRGR	ProShares Merger ETF
NEAR	iShares Short Maturrity Bond ETF
PEX	ProShares Global Listed Private Equity ETF
QLTB	iShares Baa-Ba Rated Corporate Bond ETF
QLTC	iShares B-Ca Rated Corporate Bond ETF
SMIN	iShares MSCI India Small-Cap ETF
Attachment to Exhibit N: List of Securities Admitted to Unlisted Trading Privileges on BATS Exchange as of June 24, 2014	
A	AGILENT TECHNOLOGIES INC COM
AA	ALCOA INC COM
AA-	ALCOA INC PFD $3.75
AADR	ADVISORSHARES TR BNY GRWTH ADR
AAIT	ISHARES TR MSCI ASIA IT ETF
AAL	AMERICAN AIRLS GROUP INC COM
AAMC	ALTISOURCE ASSET MGMT CORP COM
AAME	ATLANTIC AMERN CORP COM
AAN	AARONS INC COM PAR $0.50
AAOI	APPLIED OPTOELECTRONICS INC COM
AAON	AAON INC COM PAR $0.004
AAP	ADVANCE AUTO PARTS INC COM
AAPL	APPLE INC COM
AAT	AMERICAN ASSETS TR INC COM
AAU	ALMADEN MINERALS LTD COM
AAV	ADVANTAGE OIL & GAS LTD COM
AAWW	ATLAS AIR WORLDWIDE HLDGS INC COM NEW
AAXJ	ISHARES MSCI AC ASIA ETF
AB	ALLIANCEBERNSTEIN HOLDING LP UNIT LTD PARTN
ABAX	ABAXIS INC COM
ABB	ABB LTD SPONSORED ADR
ABBV	ABBVIE INC COM
ABC	AMERISOURCEBERGEN CORP COM
ABCB	AMERIS BANCORP COM
ABCD	CAMBIUM LEARNING GRP INC COM
ABCO	ADVISORY BRD CO COM
ABDC	ALCENTRA CAP CORP COM
ABEV	AMBEV SA SPONSORED ADR
ABG	ASBURY AUTOMOTIVE GROUP INC COM
ABGB	ABENGOA SA SP ADR REP B

ABIO	ARCA BIOPHARMA INC COM NEW
ABM	ABM INDS INC COM
ABMD	ABIOMED INC COM
ABR	ARBOR RLTY TR INC COM
ABR-A	ARBOR RLTY TR INC PFD SER A %
ABR-B	ARBOR RLTY TR INC CUM RED PFD B
ABR-C	ARBOR RLTY TR INC CUM RED PFD SR C
ABRN	ARBOR RLTY TR INC SR NOTE 2021
ABT	ABBOTT LABS COM
ABTL	AUTOBYTEL INC COM NEW
ABW-B	ASSOCIATED BANC-CORP DEP SH 1/40 SR B
ABX	BARRICK GOLD CORP COM
ABY	ABENGOA YIELD PLC ORD SHS
ACAD	ACADIA PHARMACEUTICALS INC COM
ACAS	AMERICAN CAP LTD COM
ACAT	ARCTIC CAT INC COM
ACC	AMERICAN CAMPUS CMNTYS INC COM
ACCO	ACCO BRANDS CORP COM
ACCU	ADVISORSHARES TR ACCUVS GLB OPP
ACE	ACE LTD SHS
ACET	ACETO CORP COM
ACFC	ATLANTIC COAST FINL CORP COM
ACFN	ACORN ENERGY INC COM
ACG	ALLIANCEBERNSTEIN INCOME FUND COM
ACGL	ARCH CAP GROUP LTD ORD
ACH	ALUMINUM CORP CHINA LTD SPON ADR H SHS
ACHC	ACADIA HEALTHCARE COMPANY INC COM
ACHN	ACHILLION PHARMACEUTICALS INC COM
ACI	ARCH COAL INC COM
ACIM	SPDR INDEX SHS FDS MSCI ACWI ETF
ACIW	ACI WORLDWIDE INC COM
ACLS	AXCELIS TECHNOLOGIES INC COM
ACM	AECOM TECHNOLOGY CORP DELAWARE COM
ACMP	ACCESS MIDSTREAM PARTNERS L P UNIT
ACN	ACCENTURE PLC IRELAND SHS CLASS A
ACNB	ACNB CORP COM
ACOR	ACORDA THERAPEUTICS INC COM
ACP	AVENUE INCOME CR STRATEGIES FD COM
ACPW	ACTIVE POWER INC COM NEW
ACP^#	AVENUE INCOME CR STRATEGIES FD RT PUR COM
ACRE	ARES COML REAL ESTATE CORP COM
ACRX	ACELRX PHARMACEUTICALS INC COM
ACSF	AMERICAN CAP SR FLOATING LTD COM
ACST	ACASTI PHARMA INC CL A SHS
ACT	ACTAVIS PLC SHS
ACTG	ACACIA RESH CORP ACACIA TCH COM
ACTS	ACTIONS SEMICONDUCTOR CO LTD ADR
ACU	ACME UTD CORP COM
ACUR	ACURA PHARMACEUTICALS INC COM NEW
ACW	ACCURIDE CORP NEW COM NEW
ACWI	ISHARES MSCI ACWI ETF
ACWV	ISHARES CNTRY MIN VL ETF
ACWX	ISHARES MSCI ACWI US ETF
ACXM	ACXIOM CORP COM
ACY	AEROCENTURY CORP COM
ADAT	AUTHENTIDATE HLDG CORP COM NEW
ADBE	ADOBE SYS INC COM
ADC	AGREE REALTY CORP COM

ADEP	ADEPT TECHNOLOGY INC COM NEW
ADES	ADVANCED EMISSIONS SOLUTS INC COM
ADGE	AMERICAN DG ENERGY INC COM
ADHD	ALCOBRA LTD SHS
ADI	ANALOG DEVICES INC COM
ADK	ADCARE HEALTH SYSTEMS INC COM NEW
ADK-A	ADCARE HEALTH SYSTEMS INC PFD-A 10.875%
ADM	ARCHER DANIELS MIDLAND CO COM
ADMP	ADAMIS PHARMACEUTICALS CORP COM NEW
ADMS	ADAMAS PHARMACEUTICALS INC COM
ADNC	AUDIENCE INC COM
ADP	AUTOMATIC DATA PROCESSING INC COM
ADRA	BLDRS INDEX FDS TR ASIA 50 ADR
ADRD	BLDRS INDEX FDS TR DEV MK 100 ADR
ADRE	BLDRS INDEX FDS TR EMER MK 50 ADR
ADRU	BLDRS INDEX FDS TR EUR 100 ADR
ADS	ALLIANCE DATA SYSTEMS CORP COM
ADSK	AUTODESK INC COM
ADT	THE ADT CORPORATION COM
ADTN	ADTRAN INC COM
ADUS	ADDUS HOMECARE CORP COM
ADVS	ADVENT SOFTWARE INC COM
ADX	ADAMS EXPRESS CO COM
ADXS	ADVAXIS INC COM NEW
ADXSW	ADVAXIS INC WT EXP 071518
ADZ	DEUTSCHE BK AG LDN BRH PSHS AGRI SHR38
AE	ADAMS RES & ENERGY INC COM NEW
AEB	AEGON N V PERP CAP FLTG RT
AEC	ASSOCIATED ESTATES RLTY CORP COM
AED	AEGON N V PERP CAP SECS
AEE	AMEREN CORP COM
AEG	AEGON N V NY REGISTRY SH
AEGN	AEGION CORP COM
AEGR	AEGERION PHARMACEUTICALS INC COM
AEH	AEGON N V PRP CP SEC 6.375
AEHR	AEHR TEST SYSTEMS COM
AEIS	ADVANCED ENERGY INDS COM
AEK	AEGON N V NON CUM SUB NTS
AEL	AMERICAN EQTY INVT LIFE HLD CO COM
AEM	AGNICO EAGLE MINES LTD COM
AEO	AMERICAN EAGLE OUTFITTERS NEW COM
AEP	AMERICAN ELEC PWR INC COM
AEPI	AEP INDS INC COM
AER	AERCAP HOLDINGS NV SHS
AERI	AERIE PHARMACEUTICALS INC COM
AES	AES CORP COM
AES-C	AES TR III PFD CV 6.75%
AET	AETNA INC NEW COM
AETI	AMERICAN ELECTRIC TECH INC COM
AEY	ADDVANTAGE TECHNOLOGIES GP INC COM NEW
AEZS	AETERNA ZENTARIS INC COM NEW
AF	ASTORIA FINL CORP COM
AF-C	ASTORIA FINL CORP DEP 1/40 PFD C
AFA	AMERICAN FINL GROUP INC OHIO SR NT 42
AFAM	ALMOST FAMILY INC COM
AFB	ALLIANCEBERNSTEIN NATL MUNI IN COM
AFC	ALLIED CAP CORP NEW NT 6.875 2047
AFCB	ATHENS BANCSHARES CORP COM

AFFX	AFFYMETRIX INC COM
AFG	AMERICAN FINL GROUP INC OHIO COM
AFH	ATLAS FINANCIAL HOLDINGS INC SHS NEW
AFK	MARKET VECTORS ETF TR AFRICA ETF
AFL	AFLAC INC COM
AFM	AFFILIATED MANAGERS GROUP SR NT 22
AFOP	ALLIANCE FIBER OPTIC PRODS INC COM NEW
AFQ	AMERICAN FINL GROUP INC OHIO SR NT 50
AFSD	AFLAC INC SUB DEB 52
AFSI	AMTRUST FINL SVCS INC COM
AFSI-A	AMTRUST FINL SVCS INC PFD SER A
AFT	APOLLO SR FLOATING RATE FD INC COM
AFW	AMERICAN FINL GROUP INC OHIO SR NT 42
AG	FIRST MAJESTIC SILVER CORP COM
AGA	DEUTSCHE BK AG LDN BRH PS AGRI DS ETN
AGC	ADVENT CLAY CONV SEC INC FD II COM
AGCO	AGCO CORP COM
AGD	ALPINE GLOBAL DYNAMIC DIVD FD COM NEW
AGEN	AGENUS INC COM NEW
AGF	DEUTSCHE BK AG LDN BRH PS AGRI LG ETN
AGG	ISHARES CORE TOTUSBD ETF
AGI	ALAMOS GOLD INC COM
AGII	ARGO GROUP INTL HLDGS LTD COM
AGIIL	ARGO GROUP US INC SR NT 42
AGIO	AGIOS PHARMACEUTICALS INC COM
AGLS	ADVISORSHARES TR ACCUVEST GL LONG
AGM	FEDERAL AGRIC MTG CORP CL C
AGM-A	FEDERAL AGRIC MTG CORP PFD A 5.875%NON
AGM-B	FEDERAL AGRIC MTG CORP NCUM PFD SER B
AGM.A	FEDERAL AGRIC MTG CORP CL A
AGN	ALLERGAN INC COM
AGNC	AMERICAN CAPITAL AGENCY CORP COM
AGNCB	AMERICAN CAPITAL AGENCY CORP DEP SHS 1/1000
AGNCP	AMERICAN CAPITAL AGENCY CORP PFD-A
AGND	WISDOMTREE TR BRCLYS NEGATIVE
AGO	ASSURED GUARANTY LTD COM
AGO-B	ASSURED GUARNTY MUNI HLDGS INC QUIBS 6.875%
AGO-E	ASSURED GUARNTY MUNI HLDGS INC NT 6.25% 2102
AGO-F	ASSURED GUARNTY MUNI HLDGS INC NT 5.60% 2103
AGOL	ETFS ASIAN GOLD TR PHYS ASAIN GLD
AGQ	PROSHARES TR II ULTRA SILVER NEW
AGRO	ADECOAGRO S A COM
AGRX	AGILE THERAPEUTICS INC COM
AGTC	APPLIED GENETIC TECHNOL CORP COM
AGU	AGRIUM INC COM
AGX	ARGAN INC COM
AGYS	AGILYSYS INC COM
AGZ	ISHARES AGENCY BOND ETF
AGZD	WISDOMTREE TR BARCLAYS ZERO
AHC	A H BELO CORP COM CL A
AHGP	ALLIANCE HOLDINGS GP LP COM UNITS LP
AHH	ARMADA HOFFLER PPTYS INC COM
AHL	ASPEN INSURANCE HOLDINGS LTD SHS
AHL-A	ASPEN INSURANCE HOLDINGS LTD PFD PER7.401%
AHL-B	ASPEN INSURANCE HOLDINGS LTD PFD
AHL-C	ASPEN INSURANCE HOLDINGS LTD PFD SHS 5.95
AHP	ASHFORD HOSPITALITY PRIME INC COM
AHPI	ALLIED HEALTHCARE PRODS INC COM

AHS	AMN HEALTHCARE SERVICES INC COM
AHT	ASHFORD HOSPITALITY TR INC COM SHS
AHT-A	ASHFORD HOSPITALITY TR INC PFD A 8.55%
AHT-D	ASHFORD HOSPITALITY TR INC PFD D 8.45%CUM
AHT-E	ASHFORD HOSPITALITY TR INC 9% CUM PFD SER E
AI	ARLINGTON ASSET INVT CORP CL A NEW
AIA	ISHARES ASIA 50 ETF
AIB	APOLLO INVT CORP SR NT 42
AIF	APOLLO TACTICAL INCOME FD INC COM
AIG	AMERICAN INTL GROUP INC COM NEW
AIG+	AMERICAN INTL GROUP INC WT EXP 011921
AIMC	ALTRA INDL MOTION CORP COM
AIN	ALBANY INTL CORP CL A
AINV	APOLLO INVT CORP COM
AIQ	ALLIANCE HEALTHCARE SRVCS INC COM PAR $0.01
AIR	AAR CORP COM
AIRI	AIR INDS GROUP INC COM NEW
AIRM	AIR METHODS CORP COM PAR $.06
AIRR	FIRST TR EXCHANGE TRADED FD VI RBA INDL ETF
AIRT	AIR T INC COM
AIT	APPLIED INDL TECHNOLOGIES INC COM
AIV	APARTMENT INVT & MGMT CO CL A
AIV-A	APARTMENT INVT & MGMT CO PFD CL A 6.875%
AIV-Z	APARTMENT INVT & MGMT CO PFD CL Z
AIW	ARLINGTON ASSET INVT CORP SR NT6.625 23
AIXG	AIXTRON SE SPONSORED ADR
AIY	APOLLO INVT CORP SR NT 43
AIZ	ASSURANT INC COM
AJG	GALLAGHER ARTHUR J & CO COM
AKAM	AKAMAI TECHNOLOGIES INC COM
AKAO	ACHAOGEN INC COM
AKBA	AKEBIA THERAPEUTICS INC COM
AKER	AKERS BIOSCIENCES INC COM
AKG	ASANKO GOLD INC COM
AKO.A	EMBOTELLADORA ANDINA S A SPON ADR A
AKO.B	EMBOTELLADORA ANDINA S A SPON ADR B
AKP	ALLIANCE CALIF MUN INCOME FD COM
AKR	ACADIA RLTY TR COM SH BEN INT
AKRX	AKORN INC COM
AKS	AK STL HLDG CORP COM
AL	AIR LEASE CORP CL A
ALB	ALBEMARLE CORP COM
ALCO	ALICO INC COM
ALCS	ALCO STORES INC COM
ALD	WISDOMTREE TR ASIA LC DBT FD
ALDR	ALDER BIOPHARMACEUTICALS INC COM
ALDW	ALON USA PARTNERS LP UT LTDPART INT
ALDX	ALDEYRA THERAPEUTICS INC COM
ALE	ALLETE INC COM NEW
ALEX	ALEXANDER & BALDWIN INC NEW COM
ALFA	ETF SER SOLUTIONS ALPCLONE ALTER
ALG	ALAMO GROUP INC COM
ALGN	ALIGN TECHNOLOGY INC COM
ALGT	ALLEGIANT TRAVEL CO COM
ALIM	ALIMERA SCIENCES INC COM
ALJ	ALON USA ENERGY INC COM
ALK	ALASKA AIR GROUP INC COM
ALKS	ALKERMES PLC SHS

ALL	ALLSTATE CORP COM
ALL-A	ALLSTATE CORP DEP SHS PFD A
ALL-B	ALLSTATE CORP SUB DEB 53
ALL-C	ALLSTATE CORP DEP 1/1000 C
ALL-D	ALLSTATE CORP LEOPRD PFD SER D
ALL-E	ALLSTATE CORP DEP SH 1/1000 E
ALL-F	ALLSTATE CORP LEOPR 1/1000 PFD
ALLB	ALLIANCE BANCORP INC PA NEW COM
ALLE	ALLEGION PUB LTD CO ORD SHS
ALLT	ALLOT COMMUNICATIONS LTD SHS
ALLY	ALLY FINL INC COM
ALLY-A	GMAC CAP TR I GTD TR PFD-2
ALLY-B	ALLY FINL INC PERP PFD-A FLT
ALN	AMERICAN LORAIN CORP COM
ALNY	ALNYLAM PHARMACEUTICALS INC COM
ALOG	ANALOGIC CORP COM PAR $0.05
ALOT	ASTRO-MED INC NEW COM
ALP-N	ALABAMA PWR CO PFD CL A 5.2%
ALP-O	ALABAMA PWR CO PFD CL A 5.83%
ALP-P	ALABAMA PWR CO PFD A 5.30%
ALQA	ALLIQUA INC COM NEW
ALR	ALERE INC COM
ALR-B	ALERE INC PERP PFD CONV SE
ALSK	ALASKA COMMUNICATIONS SYS GRP COM
ALSN	ALLISON TRANSMISSION HLDGS INC COM
ALTI	ALTAIR NANOTECHNOLOGIES INC COM PAR $0.001
ALTL	ROYAL BK OF SCOTLAND PLC LCAP ALT EXC ETN
ALTR	ALTERA CORP COM
ALTV	ALTEVA COM
ALU	ALCATEL-LUCENT SPONSORED ADR
ALV	AUTOLIV INC COM
ALX	ALEXANDERS INC COM
ALXA	ALEXZA PHARMACEUTICALS INC COM NEW
ALXN	ALEXION PHARMACEUTICALS INC COM
AMAG	AMAG PHARMACEUTICALS INC COM
AMAP	AUTONAVI HLDGS LTD SPONSORED ADR
AMAT	APPLIED MATLS INC COM
AMBA	AMBARELLA INC SHS
AMBC	AMBAC FINL GROUP INC COM NEW
AMBCW	AMBAC FINL GROUP INC WT EXP 043023
AMBI	AMBIT BIOSCIENCES CORP COM
AMBR	AMBER RD INC COM
AMBT	AMBIENT CORP COM NEW
AMC	AMC ENTMT HLDGS INC CL A COM
AMCC	APPLIED MICRO CIRCUITS CORP COM NEW
AMCF	ANDATEE CHINA MARINE FUEL SVCS COM
AMCN	AIRMEDIA GROUP INC SPONSORED ADR
AMCO	ARMCO METALS HLDGS INC COM
AMCX	AMC NETWORKS INC CL A
AMD	ADVANCED MICRO DEVICES INC COM
AMDA	AMEDICA CORP COM
AME	AMETEK INC NEW COM
AMED	AMEDISYS INC COM
AMG	AFFILIATED MANAGERS GROUP COM
AMGN	AMGEN INC COM
AMH	AMERICAN HOMES 4 RENT CL A
AMH-A	AMERICAN HOMES 4 RENT PRT PFD BEN IN A
AMH-B	AMERICAN HOMES 4 RENT PART PFD B 5%

AMH-C	AMERICAN HOMES 4 RENT PRTN PFD SER C
AMIC	AMERICAN INDEPENDENCE CORP COM NEW
AMID	AMERICAN MIDSTREAM PARTNERS LP COM UNITS
AMJ	JPMORGAN CHASE & CO ALERIAN ML ETN
AMKR	AMKOR TECHNOLOGY INC COM
AMLP	ALPS ETF TR ALERIAN MLP
AMNB	AMERICAN NATL BANKSHARES INC COM
AMOT	ALLIED MOTION TECHNOLOGIES INC COM
AMOV	AMERICA MOVIL SAB DE CV SPON ADR A SHS
AMP	AMERIPRISE FINL INC COM
AMPE	AMPIO PHARMACEUTICALS INC COM
AMPS	ISHARES TR UTILITIES BD ETF
AMRB	AMERICAN RIVER BANKSHARES COM
AMRC	AMERESCO INC CL A
AMRE	AMREIT INC NEW CL B
AMRI	ALBANY MOLECULAR RESH INC COM
AMRK	A MARK PRECIOUS METALS INC COM
AMRN	AMARIN CORP PLC SPONS ADR NEW
AMRS	AMYRIS INC COM
AMS	AMERICAN SHARED HOSPITAL SVCS COM
AMSC	AMERICAN SUPERCONDUCTOR CORP COM
AMSF	AMERISAFE INC COM
AMSG	AMSURG CORP COM
AMSWA	AMERICAN SOFTWARE INC CL A
AMT	AMERICAN TOWER CORP NEW COM
AMT-A	AMERICAN TOWER CORP NEW PFD CONV SER A
AMTD	TD AMERITRADE HLDG CORP COM
AMTG	APOLLO RESIDENTIAL MTG INC COM
AMTG-A	APOLLO RESIDENTIAL MTG INC PERP PFD SER A %
AMTX	AEMETIS INC COM NEW
AMU	UBS AG LONDON BRH ETRAC ALER MLP
AMWD	AMERICAN WOODMARK CORP COM
AMX	AMERICA MOVIL SAB DE CV SPON ADR L SHS
AMZG	AMERICAN EAGLE ENERGY CORP COM NEW
AMZN	AMAZON COM INC COM
AN	AUTONATION INC COM
ANAC	ANACOR PHARMACEUTICALS INC COM
ANAD	ANADIGICS INC COM
ANAT	AMERICAN NATL INS CO COM
ANCB	ANCHOR BANCORP WA COM
ANCI	AMERICAN CARESOURCE HLDGS INC COM NEW
ANCX	ACCESS NATL CORP COM
AND	GLOBAL X FDS ANDEAN 40 ETF
ANDE	ANDERSONS INC COM
ANET	ARISTA NETWORKS INC COM
ANF	ABERCROMBIE & FITCH CO CL A
ANFI	AMIRA NATURE FOODS LTD SHS
ANGI	ANGIES LIST INC COM
ANGL	MARKET VECTORS ETF TR FALLN ANGL USD
ANGO	ANGIODYNAMICS INC COM
ANH	ANWORTH MORTGAGE ASSET CP COM
ANH-A	ANWORTH MORTGAGE ASSET CP PFD A 8.625%
ANH-B	ANWORTH MORTGAGE ASSET CP PFD B 6.25%
ANIK	ANIKA THERAPEUTICS INC COM
ANIP	ANI PHARMACEUTICALS INC COM
ANN	ANN INC COM
ANR	ALPHA NATURAL RESOURCES INC COM
ANSS	ANSYS INC COM

ANTH	ANTHERA PHARMACEUTICALS INC COM NEW
ANV	ALLIED NEVADA GOLD CORP COM
ANW	AEGEAN MARINE PETROLEUM NETWRK SHS
AOA	ISHARES AGGRES ALLOC ETF
AOD	ALPINE TOTAL DYNAMIC DIVID FD COM SH BEN INT N
AOI	ALLIANCE ONE INTL INC COM
AOK	ISHARES CONSER ALLOC ETF
AOL	AOL INC COM
AOM	ISHARES MODERT ALLOC ETF
AON	AON PLC SHS CL A
AOR	ISHARES GRWT ALLOCAT ETF
AOS	SMITH A O COM
AOSL	ALPHA & OMEGA SEMICONDUCTOR LT SHS
AP	AMPCO-PITTSBURGH CORP COM
APA	APACHE CORP COM
APAGF	APCO OIL & GAS INTERNATIONAL I SHS
APAM	ARTISAN PARTNERS ASSET MGMT IN CL A
APB	ASIA PAC FD INC COM
APC	ANADARKO PETE CORP COM
APD	AIR PRODS & CHEMS INC COM
APEI	AMERICAN PUBLIC EDUCATION INC COM
APF	MORGAN STANLEY ASIA PAC FD INC COM
APH	AMPHENOL CORP NEW CL A
API	ADVANCED PHOTONIX INC CL A
APL	ATLAS PIPELINE PARTNERS LP UNIT L P INT
APL-E	ATLAS PIPELINE PARTNERS LP PFD UNIT CL E
APO	APOLLO GLOBAL MGMT LLC CL A SHS
APOG	APOGEE ENTERPRISES INC COM
APOL	APOLLO ED GROUP INC CL A
APP	AMERICAN APPAREL INC COM
APPY	VENAXIS INC COM
APRI	APRICUS BIOSCIENCES INC COM
APSA	ALTO PALERMO S A SPONSORED ADR
APT	ALPHA PRO TECH LTD COM
APTS	PREFERRED APT CMNTYS INC COM
APU	AMERIGAS PARTNERS L P UNIT L P INT
APWC	ASIA PACIFIC WIRE & CABLE CORP ORD
AQQ	AMERICAN SPECTRUM REALTY INC COM NEW
AQU	AQUASITION CORP COM
AQUUU	AQUASITION CORP UNIT EX 000017
AQUUW	AQUASITION CORP WT EXP 102517
AQXP	AQUINOX PHARMACEUTICALS INC COM
AR	ANTERO RES CORP COM
ARAY	ACCURAY INC COM
ARC	ARC DOCUMENT SOLUTIONS INC COM
ARCB	ARCBEST CORP COM
ARCC	ARES CAP CORP COM
ARCI	APPLIANCE RECYCLING CTRS AMER COM NEW
ARCO	ARCOS DORADOS HOLDINGS INC SHS CLASS -A -
ARCP	AMERICAN RLTY CAP PPTYS INC COM
ARCPP	AMERICAN RLTY CAP PPTYS INC PFD F 6.70%
ARCW	ARC GROUP WORLDWIDE INC COM
ARCX	ARC LOGISTICS PARTNERS LP COM UT REP LPN
ARDC	ARES DYNAMIC CR ALLOCATION FD COM
ARDM	ARADIGM CORP COM NO PAR NEW
ARDX	ARDELYX INC COM
ARE	ALEXANDRIA REAL ESTATE EQ INC COM
ARE-E	ALEXANDRIA REAL ESTATE EQ INC PFD SER E

ARES	ARES MGMT L P COM UNIT RP IN
AREX	APPROACH RESOURCES INC COM
ARG	AIRGAS INC COM
ARGS	ARGOS THERAPEUTICS INC COM
ARGT	GLOBAL X FDS GBX X FTSEAR NEW
ARH-C	ARCH CAP GROUP LTD PFD-C 6.75%
ARI	APOLLO COML REAL EST FIN INC COM
ARI-A	APOLLO COML REAL EST FIN INC CUM REDEEMABLE P
ARIA	ARIAD PHARMACEUTICALS INC COM
ARII	AMERICAN RAILCAR INDS INC COM
ARIS	ARI NETWORK SVCS INC COM NEW
ARKR	ARK RESTAURANTS CORP COM
ARL	AMERICAN RLTY INVS INC COM
ARLP	ALLIANCE RES PARTNER L P UT LTD PART
ARMF	ARES MULTI STRATEGY CR FD INC COM
ARMH	ARM HLDGS PLC SPONSORED ADR
ARMK	ARAMARK COM
ARN	ARES CAP CORP SR NT
ARNA	ARENA PHARMACEUTICALS INC COM
ARO	AEROPOSTALE COM
AROW	ARROW FINL CORP COM
ARP	ATLAS RESOURCE PARTNERS LP COM UNT LTD PR
ARPI	AMERICAN RESIDENTIAL PPTYS INC COM
ARQL	ARQULE INC COM
ARR	ARMOUR RESIDENTIAL REIT INC COM
ARR-A	ARMOUR RESIDENTIAL REIT INC PFD A 8.25%
ARR-B	ARMOUR RESIDENTIAL REIT INC PFD SER B 7.875%
ARRS	ARRIS GROUP INC NEW COM
ARRY	ARRAY BIOPHARMA INC COM
ARTNA	ARTESIAN RESOURCES CORP CL A
ARTW	ARTS WAY MFG INC COM
ARTX	AROTECH CORP COM NEW
ARU	ARES CAP CORP SR NT 22
ARUN	ARUBA NETWORKS INC COM
ARW	ARROW ELECTRS INC COM
ARWR	ARROWHEAD RESH CORP COM NEW
ARX	AEROFLEX HLDG CORP COM
ARY	ARES CAP CORP SR NT 7.75%40
ASA	ASA GOLD AND PRECIOUS MTLS LMT SHS
ASBB	ASB BANCORP INC N C COM
ASBC	ASSOCIATED BANC CORP COM
ASBCW	ASSOCIATED BANC CORP WT EXP 112118
ASBI	AMERIANA BANCORP COM
ASC	ARDMORE SHIPPING CORP COM
ASCMA	ASCENT CAP GROUP INC COM SER A
ASDR	ALPS ETF TR VELOSH EMASIA
ASEA	GLOBAL X FDS GLB X ASEAN 40
ASEI	AMERICAN SCIENCE & ENGR INC COM
ASFI	ASTA FDG INC COM
ASG	LIBERTY ALL-STAR GROWTH FD INC COM
ASGN	ON ASSIGNMENT INC COM
ASH	ASHLAND INC NEW COM
ASHR	DBX ETF TR DBXTR HAR CS 300
ASHS	DBX ETF TR HRV CHINA SMCP
ASM	AVINO SILVER & GOLD MINES LTD COM
ASMI	ASM INTL N V NY REGISTER SH
ASML	ASML HOLDING N V N Y REGISTRY SHS
ASNA	ASCENA RETAIL GROUP INC COM

ASP	AMERICAN STRATEGIC INCM PTFL COM
ASPN	ASPEN AEROGELS INC COM
ASPS	ALTISOURCE PORTFOLIO SOLNS SA REG SHS
ASPX	AUSPEX PHARMACEUTICALS INC COM
ASR	GRUPO AEROPORTUARIO DEL SUREST SPON ADR SER B
ASRV	AMERISERV FINL INC COM
ASRVP	AMERISERV FINL CAP TR I PFD A GTD 8.45
ASTC	ASTROTECH CORP COM
ASTE	ASTEC INDS INC COM
ASTI	ASCENT SOLAR TECHNOLOGIES INC COM
ASTM	AASTROM BIOSCIENCES INC COM PAR$
ASUR	ASURE SOFTWARE INC COM
ASX	ADVANCED SEMICONDUCTOR ENGR SPONSORED ADR
ASYS	AMTECH SYS INC COM PAR $0.01N
AT	ATLANTIC PWR CORP COM NEW
ATAI	ATA INC SPONS ADR
ATAX	AMERICA FIRST MULTIFAMILY INV BEN UNIT CTF
ATE	ADVANTEST CORP SPON ADR NEW
ATEA	ASTEA INTL INC COM NEW
ATEC	ALPHATEC HOLDINGS INC COM
ATEN	A10 NETWORKS INC COM
ATHL	ATHLON ENERGY INC COM
ATHM	AUTOHOME INC SP ADR RP CL A
ATHN	ATHENAHEALTH INC COM
ATHX	ATHERSYS INC COM
ATI	ALLEGHENY TECHNOLOGIES INC COM
ATK	ALLIANT TECHSYSTEMS INC COM
ATL	ATLATSA RES CORP COM
ATLC	ATLANTICUS HLDGS CORP COM
ATLO	AMES NATL CORP COM
ATLS	ATLAS ENERGY LP COM UNITS LP
ATML	ATMEL CORP COM
ATMP	BARCLAYS BK PLC ETN+ SEL MLP
ATNI	ATLANTIC TELE NETWORK INC COM NEW
ATNM	ACTINIUM PHARMACEUTICALS INC COM
ATNY	API TECHNOLOGIES CORP COM NEW
ATO	ATMOS ENERGY CORP COM
ATOS	ATOSSA GENETICS INC COM
ATR	APTARGROUP INC COM
ATRC	ATRICURE INC COM
ATRI	ATRION CORP COM
ATRM	AETRIUM INC COM NEW
ATRO	ASTRONICS CORP COM
ATRS	ANTARES PHARMA INC COM
ATSG	AIR TRANSPORT SERVICES GRP INC COM
ATTU	ATTUNITY LTD SHS NEW
ATU	ACTUANT CORP CL A NEW
ATV	ACORN INTL INC SPON ADR
ATVI	ACTIVISION BLIZZARD INC COM
ATW	ATWOOD OCEANICS INC COM
AU	ANGLOGOLD ASHANTI LTD SPONSORED ADR
AUBN	AUBURN NATL BANCORP COM
AUD	PIMCO ETF TR AUSTRALIA BD
AUDC	AUDIOCODES LTD ORD
AUMN	GOLDEN MINERALS CO COM
AUNZ	WISDOMTREE TR AUST NEW ZEAL DB
AUO	AU OPTRONICS CORP SPONSORED ADR
AUQ	AURICO GOLD INC COM

AUSE	WISDOMTREE TR AUSTRALIA DIV FD
AUXL	AUXILIUM PHARMACEUTICALS INC COM
AUY	YAMANA GOLD INC COM
AV	AVIVA PLC ADR
AVA	AVISTA CORP COM
AVAV	AEROVIRONMENT INC COM
AVB	AVALONBAY CMNTYS INC COM
AVD	AMERICAN VANGUARD CORP COM
AVEO	AVEO PHARMACEUTICALS INC COM
AVG	AVG TECHNOLOGIES N V SHS
AVGO	AVAGO TECHNOLOGIES LTD SHS
AVH	AVIANCA HLDGS SA SPON ADR REP PFD
AVHI	AV HOMES INC COM
AVIV	AVIV REIT INC MD COM
AVK	ADVENT CLAYMORE CV SECS & INC COM
AVL	AVALON RARE METALS INC COM
AVNR	AVANIR PHARMACEUTICALS INC CL A NEW
AVNW	AVIAT NETWORKS INC COM
AVP	AVON PRODS INC COM
AVT	AVNET INC COM
AVV	AVIVA PLC SECS 8.25%41
AVX	AVX CORP NEW COM
AVY	AVERY DENNISON CORP COM
AWAY	HOMEAWAY INC COM
AWF	ALLIANCEBERNSTEIN GBL HGH INCM COM
AWH	ALLIED WRLD ASSUR COM HLDG AG SHS
AWI	ARMSTRONG WORLD INDS INC NEW COM
AWK	AMERICAN WTR WKS CO INC NEW COM
AWP	ALPINE GLOBAL PREMIER PPTYS FD COM SBI
AWR	AMERICAN STS WTR CO COM
AWRE	AWARE INC MASS COM
AWX	AVALON HLDGS CORP CL A
AXAS	ABRAXAS PETE CORP COM
AXDX	ACCELERATE DIAGNOSTICS INC COM
AXE	ANIXTER INTL INC COM
AXGN	AXOGEN INC COM
AXJL	WISDOMTREE TR ASIA PAC EXJP FD
AXJS	ISHARES TR MSCI ACAS SC ETF
AXJV	ISHARES TR EX JAP MIN VOL
AXL	AMERICAN AXLE & MFG HLDGS INC COM
AXLL	AXIALL CORP COM
AXN	AOXING PHARMACEUTICAL CO INC COM
AXP	AMERICAN EXPRESS CO COM
AXR	AMREP CORP NEW COM
AXS	AXIS CAPITAL HOLDINGS LTD SHS
AXS-C	AXIS CAPITAL HOLDINGS LTD PFD SER C
AXS-D	AXIS CAPITAL HOLDINGS LTD PFD SER D 5.50%
AXTI	AXT INC COM
AXU	ALEXCO RESOURCE CORP COM
AXX	ALDERON IRON ORE CORP COM
AYI	ACUITY BRANDS INC COM
AYN	ALLIANCE NEW YORK MUN INC FD COM
AYR	AIRCASTLE LTD COM
AYT	BARCLAYS BK PLC IPATH GEMS ASIA8
AZC	AUGUSTA RES CORP COM NEW
AZIA	GLOBAL X FDS GLBLX CEN ASIA
AZN	ASTRAZENECA PLC SPONSORED ADR
AZO	AUTOZONE INC COM

AZPN	ASPEN TECHNOLOGY INC COM
AZZ	AZZ INC COM
B	BARNES GROUP INC COM
BA	BOEING CO COM
BAA	BANRO CORP COM
BAB	POWERSHARES ETF TR II BUILD AMER ETF
BABS	SPDR SERIES TRUST BRC BLD AMER BD
BABY	NATUS MEDICAL INC DEL COM
BABZ	PIMCO ETF TR BLD AMER BD FD
BAC	BANK OF AMERICA CORPORATION COM
BAC+A	BANK OF AMERICA CORPORATION WT EXP 011619
BAC+B	BANK OF AMERICA CORPORATION WT EXP 102818
BAC-D	BANK OF AMERICA CORPORATION 1/1000 6.204%D
BAC-E	BANK OF AMERICA CORPORATION PFD PER1/1000E
BAC-I	BANK OF AMERICA CORPORATION DEP SH PFD S I
BAC-L	BANK OF AMERICA CORPORATION 7.25%CNV PFD L
BAC-Z	BAC CAP TR VIII GTD CAP SECS
BAF	BLACKROCK MUNI INCOME INV QLTY COM
BAGL	EINSTEIN NOAH REST GROUP INC COM
BAGR	DIVERSIFIED RSTRNT HLDGS INC COM
BAH	BOOZ ALLEN HAMILTON HLDG CORP CL A
BAK	BRASKEM S A SP ADR PFD A
BAL	BARCLAYS BANK PLC ETN DJUBSCOTTN38
BALT	BALTIC TRADING LIMITED COM
BAM	BROOKFIELD ASSET MGMT INC CL A LTD VT SH
BAMM	BOOKS-A-MILLION INC COM
BANC	BANC CALIF INC COM
BANC-C	BANC CALIF INC DEP SHS REP 1/40
BANF	BANCFIRST CORP COM
BANFP	BFC CAP TR II PFD TR 7.20%
BANR	BANNER CORP COM NEW
BANX	STONECASTLE FINL CORP COM
BAP	CREDICORP LTD COM
BARL	MORGAN STANLEY S&P500 CRD OIL
BAS	BASIC ENERGY SVCS INC NEW COM
BASI	BIOANALYTICAL SYS INC COM
BAX	BAXTER INTL INC COM
BAXS	BAXANO SURGICAL INC COM
BBBY	BED BATH & BEYOND INC COM
BBCN	BBCN BANCORP INC COM
BBD	BANCO BRADESCO S A SP ADR PFD NEW
BBDO	BANCO BRADESCO S A SPONSORED ADR
BBEP	BREITBURN ENERGY PARTNERS LP COM UT LTD PTN
BBEPP	BREITBURN ENERGY PARTNERS LP CUM PFD UNIT A
BBF	BLACKROCK MUNIC INCM INVST TR SH BEN INT
BBG	BARRETT BILL CORP COM
BBGI	BEASLEY BROADCAST GROUP INC CL A
BBH	MARKET VECTORS ETF TR BIOTECH ETF
BBK	BLACKROCK MUNICIPAL BOND TR COM
BBL	BHP BILLITON PLC SPONSORED ADR
BBN	BLACKROCK BUILD AMER BD TR SHS
BBNK	BRIDGE CAP HLDGS COM
BBOX	BLACK BOX CORP DEL COM
BBRC	EGA EMERGING GLOBAL SHS TR EGSHR BYND BRC
BBRG	BRAVO BRIO RESTAURANT GROUP IN COM
BBRY	BLACKBERRY LTD COM
BBSI	BARRETT BUSINESS SERVICES INC COM
BBT	BB&T CORP COM

BBT-D	BB&T CORP DEP SHS REPSTG 1
BBT-E	BB&T CORP DEP SHS REPSTG 1
BBT-F	BB&T CORP DEP1/1000 PFD F
BBT-G	BB&T CORP DP SHS RP PF G
BBVA	BANCO BILBAO VIZCAYA ARGENTARI SPONSORED ADR
BBW	BUILD A BEAR WORKSHOP COM
BBX	BBX CAP CORP CL A PAR $0.01
BBY	BEST BUY INC COM
BC	BRUNSWICK CORP COM
BCA	CORPBANCA SPONSORED ADR
BCBP	BCB BANCORP INC COM
BCC	BOISE CASCADE CO DEL COM
BCE	BCE INC COM NEW
BCEI	BONANZA CREEK ENERGY INC COM
BCF	BLACKROCK REAL ASSET EQUITY TR COM
BCH	BANCO DE CHILE SPONSORED ADR
BCHP	EGA EMERGING GLOBAL SHS TR BLUE CHIP ETF
BCM	BARCLAYS BK PLC IPTH PURE BRD
BCO	BRINKS CO COM
BCOM	B COMMUNICATIONS LTD SHS
BCOR	BLUCORA INC COM
BCOV	BRIGHTCOVE INC COM
BCPC	BALCHEM CORP COM
BCR	BARD C R INC COM
BCRH	BLUE CAP REINS HLDGS LTD COM
BCRX	BIOCRYST PHARMACEUTICALS COM
BCS	BARCLAYS PLC ADR
BCS-	BARCLAYS BK PLC ADR 2 PREF 2
BCS-A	BARCLAYS BANK PLC SP ADR 7.1%PF3
BCS-C	BARCLAYS BANK PLC ADS7.75%PFD S4
BCS-D	BARCLAYS BANK PLC ADR PFD SR 5
BCV	BANCROFT FUND LTD COM
BCX	BLACKROCK RES & COMM STRAT TR SHS
BDBD	BOULDER BRANDS INC COM
BDC	BELDEN INC COM
BDCL	UBS AG LONDON BRH 2X LEV LNG LKD
BDCS	UBS AG JERSEY BRH EXCH SEC LKD41
BDD	DEUTSCHE BK AG LONDON BRH MTLS DBL ETN38
BDE	BLACK DIAMOND INC COM
BDG	DEUTSCHE BK AG LONDON BRH MTLS LNG ETN38
BDGE	BRIDGE BANCORP INC COM
BDJ	BLACKROCK ENHANCED EQT DIV TR COM
BDL	FLANIGANS ENTERPRISES INC COM
BDMS	BIRNER DENTAL MGMT SERVICES IN COM NEW
BDN	BRANDYWINE RLTY TR SH BEN INT NEW
BDN-E	BRANDYWINE RLTY TR PFD-E
BDR	BLONDER TONGUE LABS INC COM
BDSI	BIODELIVERY SCIENCES INTL INC COM
BDX	BECTON DICKINSON & CO COM
BEAT	BIOTELEMETRY INC COM
BEAV	B/E AEROSPACE INC COM
BEBE	BEBE STORES INC COM
BECN	BEACON ROOFING SUPPLY INC COM
BEE	STRATEGIC HOTELS & RESORTS INC COM
BEE-B	STRATEGIC HOTELS & RESORTS INC PFD SER B
BELFA	BEL FUSE INC CL A
BELFB	BEL FUSE INC CL B
BEN	FRANKLIN RES INC COM

BEP	BROOKFIELD RENEWABLE ENRGY PRT PARTNERSHIP UNIT
BERY	BERRY PLASTICS GROUP INC COM
BF.A	BROWN FORMAN CORP CL A
BF.B	BROWN FORMAN CORP CL B
BFAM	BRIGHT HORIZONS FAM SOL IN DEL COM
BFIN	BANKFINANCIAL CORP COM
BFK	BLACKROCK MUN INCOME TR BRIC ETF
BFO	BLACKROCK FLA MUN 2020 TERM TR COM SHS
BFOR	ALPS ETF TR BARRONS 400 ETF
BFR	BBVA BANCO FRANCES S A SPONSORED ADR
BFS	SAUL CTRS INC COM
BFS-A	SAUL CTRS INC PFD 1/100 A 8%
BFS-C	SAUL CTRS INC DEP 1/100 PFD
BFY	BLACKROCK NY MUN INCOME TR II COM
BFZ	BLACKROCK CALIF MUN INCOME TR SH BEN INT
BG	BUNGE LIMITED COM
BGB	BLACKSTONE GSO STRATEGIC CR FD COM SHS BEN IN
BGC	GENERAL CABLE CORP DEL NEW COM
BGCA	BGC PARTNERS INC SR NT 8.125%42
BGCP	BGC PARTNERS INC CL A
BGE-B	BGE CAP TR II PFD TR 6.20%
BGFV	BIG 5 SPORTING GOODS CORP COM
BGG	BRIGGS & STRATTON CORP COM
BGH	BABSON CAP GLB SHT DURHGH YLD COM
BGI	BIRKS GROUP INC CL A COM
BGMD	BG MEDICINE INC COM
BGR	BLACKROCK ENERGY & RES TR COM
BGS	B & G FOODS INC NEW COM
BGT	BLACKROCK FLOATING RATE INCOME COM
BGX	BLACKSTONE GSO LNG SHRT CR INC COM SHS BN INT
BGY	BLACKROCK INTL GRWTH & INC TR COM BENE INTER
BH	BIGLARI HLDGS INC COM
BHB	BAR HBR BANKSHARES COM
BHE	BENCHMARK ELECTRS INC COM
BHI	BAKER HUGHES INC COM
BHK	BLACKROCK CORE BD TR SHS BEN INT
BHL	BLACKROCK DEFINED OPPRTY CR TR COM
BHLB	BERKSHIRE HILLS BANCORP INC COM
BHP	BHP BILLITON LTD SPONSORED ADR
BHV	BLACKROCK VA MUNICIPAL BOND TR COM
BIB	PROSHARES TR PSHS ULT NASB
BICK	FIRST TR BICK INDEX FD COM SHS
BID	SOTHEBYS COM
BIDU	BAIDU INC SPON ADR REP A
BIE	BLACKROCK MUNIC BD INVST TR COM
BIF	BOULDER GROWTH & INCOME FD INC COM
BIG	BIG LOTS INC COM
BIIB	BIOGEN IDEC INC COM
BIK	SPDR INDEX SHS FDS S&P BRIC 40ETF
BIL	SPDR SERIES TRUST BRCLYS 1-3MT ETF
BIN	PROGRESSIVE WASTE SOLUTIONS LT COM
BIND	BIND THERAPEUTICS INC COM
BIO	BIO RAD LABS INC CL A
BIO.B	BIO RAD LABS INC CL B
BIOA	BIOAMBER INC COM
BIOA+	BIOAMBER INC WT EXP 050917
BIOC	BIOCEPT INC COM
BIOD	BIODEL INC COM NEW

BIOF	BIOFUEL ENERGY CORP COM NEW
BIOL	BIOLASE INC COM
BIOS	BIOSCRIP INC COM
BIP	BROOKFIELD INFRAST PARTNERS LP LP INT UNIT
BIR-A	BERKSHIRE INCOME RLTY INC PFD SER A 9%
BIRT	ACTUATE CORP COM
BIS	PROSHARES TR ULTSH NASD BIOT
BIT	BLACKROCK MULTI-SECTOR INC TR COM
BITA	BITAUTO HLDGS LTD SPONSORED ADS
BIV	VANGUARD BD INDEX FD INC INTERMED TERM
BIZD	MARKET VECTORS ETF TR BUSI DEVCO ETF
BJK	MARKET VECTORS ETF TR GAMING ETF
BJRI	BJS RESTAURANTS INC COM
BJZ	BLACKROCK CA MUNI 2018 TERM TR COM
BK	BANK NEW YORK MELLON CORP COM
BK-C	BANK NEW YORK MELLON CORP DP1/4000 PFD-C
BKCC	BLACKROCK KELSO CAPITAL CORP COM
BKD	BROOKDALE SR LIVING INC COM
BKE	BUCKLE INC COM
BKEP	BLUEKNIGHT ENERGY PARTNERS L P COM UNIT
BKEPP	BLUEKNIGHT ENERGY PARTNERS L P PFD UNIT SER A
BKF	ISHARES MSCI BRIC INDX
BKH	BLACK HILLS CORP COM
BKJ	BANCORP NEW JERSEY INC NEW COM
BKK	BLACKROCK MUN 2020 TERM TR COM SHS
BKLN	POWERSHARES ETF TRUST II SENIOR LN PORT
BKMU	BANK MUTUAL CORP NEW COM
BKN	BLACKROCK INVT QUALITY MUN TR COM
BKS	BARNES & NOBLE INC COM
BKSC	BANK SOUTH CAROLINA CORP COM
BKT	BLACKROCK INCOME TR INC COM
BKU	BANKUNITED INC COM
BKW	BURGER KING WORLDWIDE INC COM
BKYF	BANK KY FINL CORP COM
BLDP	BALLARD PWR SYS INC NEW COM
BLDR	BUILDERS FIRSTSOURCE INC COM
BLE	BLACKROCK MUNI INCOME TR II COM
BLFS	BIOLIFE SOLUTIONS INC COM NEW
BLH	BLACKROCK NY MUNI 2018 TERM TR COM
BLIN	BRIDGELINE DIGITAL INC COM
BLJ	BLACKROCK NJ MUNICIPAL BOND TR COM
BLK	BLACKROCK INC COM
BLKB	BLACKBAUD INC COM
BLL	BALL CORP COM
BLMN	BLOOMIN BRANDS INC COM
BLMT	BSB BANCORP INC MD COM
BLNG	BARCLAYS BK PLC IPATH METALETN
BLOX	INFOBLOX INC COM
BLRX	BIOLINERX LTD SPONSORED ADR
BLT	BLOUNT INTL INC NEW COM
BLUE	BLUEBIRD BIO INC COM
BLV	VANGUARD BD INDEX FD INC LONG TERM BOND
BLVD	BOULEVARD ACQUISITION CORP COM
BLVDU	BOULEVARD ACQUISITION CORP UT1COM & 1/2WT
BLVDW	BOULEVARD ACQUISITION CORP WT EXP 021919
BLW	BLACKROCK LTD DURATION INC TR COM SHS
BLX	BANCO LATINOAMERICANO DE COME SHS E
BMA	BANCO MACRO SA SPON ADR B

BME	BLACKROCK HEALTH SCIENCES TR COM
BMI	BADGER METER INC COM
BML-G	BANK OF AMERICA CORPORATION PFD1/1200 SR1
BML-H	BANK OF AMERICA CORPORATION PFD 1/1200SER2
BML-I	BANK OF AMERICA CORPORATION PFD 1/1200SER3
BML-J	BANK OF AMERICA CORPORATION PFD DP1/1200 4
BML-L	BANK OF AMERICA CORPORATION PFD 1/1200SER5
BMO	BANK MONTREAL QUE COM
BMR	BIOMED REALTY TRUST INC COM
BMRC	BANK OF MARIN BANCORP COM
BMRN	BIOMARIN PHARMACEUTICAL INC COM
BMS	BEMIS INC COM
BMTC	BRYN MAWR BK CORP COM
BMY	BRISTOL MYERS SQUIBB CO COM
BNA	BLACKROCK INCOME OPP TRUST INC COM
BNCL	BENEFICIAL MUTUAL BANCORP INC COM
BNCN	BNC BANCORP COM
BND	VANGUARD BD INDEX FD INC TOTAL BND MRKT
BNDX	VANGUARD CHARLOTTE FDS INTL BD IDX ETF
BNFT	BENEFITFOCUS INC COM
BNJ	BLACKROCK N J MUN INCOME TR SH BEN INT
BNNY	ANNIES INC COM
BNO	UNITED STS BRENT OIL FD LP UNIT
BNS	BANK N S HALIFAX COM
BNSO	BONSO ELECTRS INTL INC COM PAR $0.003
BNY	BLACKROCK N Y MUN INCOME TR SH BEN INT
BOBE	BOB EVANS FARMS INC COM
BOCA	BANC CALIF INC SR NT
BOCH	BANK COMM HLDGS COM
BODY	BODY CENT CORP COM
BOE	BLACKROCK GLOBAL OPP EQTY TR COM
BOFI	BOFI HLDG INC COM
BOH	BANK HAWAII CORP COM
BOI	BROOKFIELD MTG OPP INC FD INC COM
BOIL	PROSHARES TR II PSHS ULDJUBS NEW
BOKF	BOK FINL CORP COM NEW
BOLT	BOLT TECHNOLOGY CORP COM
BOM	DEUTSCHE BK AG LONDON BRH PS MTL DDL ETN
BONA	BONA FILM GROUP LTD SPONSORED ADS
BOND	PIMCO ETF TR TOTL RETN ETF
BONE	BACTERIN INTL HLDGS INC COM
BONT	BON-TON STORES INC COM
BOOM	DYNAMIC MATLS CORP COM
BORN	CHINA NEW BORUN CORP ADR
BOS	DEUTSCHE BK AG LONDON BRH MTL SHRT ETN38
BOSC	BOS BETTER ONLINE SOLUTIONS SHS NEW NIS 80
BOTA	BIOTA PHARMACEUTIALS INC COM
BOTJ	BANK OF THE ST JAMES FINL GP COM
BOXC	BROOKFIELD CDA OFFICE PPTYS TR UNIT
BP	BP PLC SPONSORED ADR
BPFH	BOSTON PRIVATE FINL HLDGS INC COM
BPFHP	BOSTON PRIVATE FINL HLDGS INC DEP SHS
BPFHW	BOSTON PRIVATE FINL HLDGS INC WT EXP 112118
BPHX	BLUEPHOENIX SOLUTIONS LTD SHS NEW
BPI	BRIDGEPOINT ED INC COM
BPK	BLACKROCK MUNI 2018 TERM TR COM
BPL	BUCKEYE PARTNERS L P UNIT LTD PARTN
BPOP	POPULAR INC COM NEW

BPOPM	POPULAR CAP TR II PFD GTD 6.125%
BPOPN	POPULAR CAP TR I PFD 6.70% GTD
BPS	BLACKROCK PA STRATEGIC MUN TR COM
BPT	BP PRUDHOE BAY RTY TR UNIT BEN INT
BPTH	BIO PATH HOLDINGS INC COM
BPY	BROOKFIELD PPTY PARTNERS L P UNIT LTD PARTN
BPY#	BROOKFIELD PROPERTY PARTNERS LP
BPZ	BPZ RESOURCES INC COM
BQH	BLACKROCK NY MUNICIPAL BOND TR COM
BQR	BLACKROCK ECOSOLUTIONS INVT TR COM SH
BQY	BLACKROCK DIVID INCOME TR SHS
BR	BROADRIDGE FINL SOLUTIONS INC COM
BRAF	GLOBAL X FDS GLB X BRZ FINL
BRAQ	GLOBAL X FDS GLB X BRAZ CON
BRAZ	GLOBAL X FDS BRAZIL MID CAP
BRC	BRADY CORP CL A
BRCD	BROCADE COMMUNICATIONS SYS INC COM NEW
BRCM	BROADCOM CORP CL A
BRDR	BORDERFREE INC COM
BREW	CRAFT BREW ALLIANCE INC COM
BRF	MARKET VECTORS ETF TR BRAZL SMCP ETF
BRFS	BRF SA SPONSORED ADR
BRG	BLUEROCK RESIDENT GR REIT INC COM CL A
BRID	BRIDGFORD FOODS CORP COM
BRK.A	BERKSHIRE HATHAWAY INC DEL CL A
BRK.B	BERKSHIRE HATHAWAY INC DEL CL B NEW
BRKL	BROOKLINE BANCORP INC DEL COM
BRKR	BRUKER CORP COM
BRKS	BROOKS AUTOMATION INC COM
BRLI	BIO-REFERENCE LABS INC COM $.01 NEW
BRN	BARNWELL INDS INC COM
BRO	BROWN & BROWN INC COM
BRP	BROOKFIELD RESIDENTIAL PPTYS I COM
BRS	BRISTOW GROUP INC COM
BRSS	GLOBAL BRASS & COPPR HLDGS INC COM
BRT	BRT RLTY TR SH BEN INT NEW
BRX	BRIXMOR PPTY GROUP INC COM
BRXX	EGA EMERGING GLOBAL SHS TR EGS BRAZ INF ETF
BRZS	DIREXION SHS ETF TR BRAZIL BEAR 3X
BRZU	DIREXION SHS ETF TR DRX DLYBRZB 3X
BSAC	BANCO SANTANDER CHILE NEW SP ADR REP COM
BSBR	BANCO SANTANDER BRASIL S A ADS REP 1 UNIT
BSCE	CLAYMORE EXCHANGE TRD FD TR GUGG CRP BD 2014
BSCF	CLAYMORE EXCHANGE TRD FD TR GUGG CRP BD 2015
BSCG	CLAYMORE EXCHANGE TRD FD TR GUGG CRP BD 2016
BSCH	CLAYMORE EXCHANGE TRD FD TR GUGG CRP BD 2017
BSCI	CLAYMORE EXCHANGE TRD FD TR GUG BULL2018 E
BSCJ	CLAYMORE EXCHANGE TRD FD TR GUG BULL2019 E
BSCK	CLAYMORE EXCHANGE TRD FD TR GUG BULL2020 E
BSCL	CLAYMORE EXCHANGE TRD FD TR GUGG BULSH 2021
BSCM	CLAYMORE EXCHANGE TRD FD TR GUGG BULSH 2022
BSD	BLACKROCK STRATEGIC MUN TR COM
BSDM	BSD MED CORP DEL COM
BSE	BLACKROCK NY MUNI INC QLTY TR COM
BSET	BASSETT FURNITURE INDS INC COM
BSF	BEAR ST FINL INC COM
BSFT	BROADSOFT INC COM
BSI	ALON BLUE SQUARE ISRAEL LTD SPONSORED ADR

BSJE	CLAYMORE EXCHANGE TRD FD TR GUGG BULL 2014
BSJF	CLAYMORE EXCHANGE TRD FD TR GUGG BULL 2015
BSJG	CLAYMORE EXCHANGE TRD FD TR GUG BLT2016 HY
BSJH	CLAYMORE EXCHANGE TRD FD TR GUG BLT2017 HY
BSJI	CLAYMORE EXCHANGE TRD FD TR GUG BLT2018 HY
BSJJ	CLAYMORE EXCHANGE TRD FD TR GUG BUL 2019 HY
BSJK	CLAYMORE EXCHANGE TRD FD TR GUG BUL 2020 HY
BSL	BLACKSTONE GSO FLTING RTE FUND COM
BSMX	GRUPO FINANCIERO SANTANDER MEX SPON ADR SHS B
BSP	AMERN STRATEGIC INCOME PTFL II COM
BSPM	BIOSTAR PHARMACEUTICALS INC COM NEW
BSQR	BSQUARE CORP COM NEW
BSRR	SIERRA BANCORP COM
BSTC	BIOSPECIFICS TECHNOLOGIES CORP COM
BSV	VANGUARD BD INDEX FD INC SHORT TRM BOND
BSX	BOSTON SCIENTIFIC CORP COM
BT	BT GROUP PLC ADR
BTA	BLACKROCK LONG-TERM MUNI ADVNT COM
BTAL	FQF TR QUANT NEUT ANT
BTE	BAYTEX ENERGY CORP COM
BTF	BOULDER TOTAL RETURN FD INC COM
BTG	B2GOLD CORP COM
BTH	BLYTH INC COM NEW
BTI	BRITISH AMERN TOB PLC SPONSORED ADR
BTN	BALLANTYNE STRONG INC COM
BTO	HANCOCK JOHN FINL OPPTYS FD SH BEN INT NEW
BTT	BLACKROCK MUN TARGET TERM TR COM SHS BEN IN
BTU	PEABODY ENERGY CORP COM
BTUI	BTU INTL INC COM
BTX	BIOTIME INC COM
BTZ	BLACKROCK CR ALLCTN INC TR COM
BUD	ANHEUSER BUSCH INBEV SA/NV SPONSORED ADR
BUI	BLACKROCK UTIL & INFRASTRCTURE COM
BUND	PIMCO ETF TR GERM BD IDX FD
BUNL	DEUTSCHE BK AG LONDON BRH PWRSHR DB GERM
BUNT	DEUTSCHE BK AG LONDON BRH PWRSHR 3X GERM
BUR	BURCON NUTRASCIENCE CORP COM
BURL	BURLINGTON STORES INC COM
BUSE	FIRST BUSEY CORP COM
BV	BAZAARVOICE INC COM
BVA	CORDIA BANCORP INC COM
BVN	COMPANIA DE MINAS BUENAVENTURA SPONSORED ADR
BVSN	BROADVISION INC COM PAR $.001
BVX	BOVIE MEDICAL CORP COM
BWA	BORGWARNER INC COM
BWC	BABCOCK & WILCOX CO NEW COM
BWEN	BROADWIND ENERGY INC COM NEW
BWFG	BANKWELL FINL GROUP INC COM
BWG	LEGG MASON BW GLB INC OPP FD COM
BWINA	BALDWIN & LYONS INC CL A
BWINB	BALDWIN & LYONS INC CL B
BWL.A	BOWL AMER INC CL A
BWLD	BUFFALO WILD WINGS INC COM
BWP	BOARDWALK PIPELINE PARTNERS LP UT LTD PARTNER
BWS	BROWN SHOE INC NEW COM
BWV	BARCLAYS BK PLC ETN CBOE SPBUY
BWX	SPDR SERIES TRUST BRCLYS INTL ETF
BWZ	SPDR SERIES TRUST SHRT INTL ETF

BX	BLACKSTONE GROUP L P COM UNIT LTD
BXC	BLUELINX HLDGS INC COM
BXE	BELLATRIX EXPLORATION LTD COM
BXMT	BLACKSTONE MTG TR INC COM CL A
BXP	BOSTON PROPERTIES INC COM
BXP-B	BOSTON PROPERTIES INC DEP 1/100 PF B
BXS	BANCORPSOUTH INC COM
BXUB	BARCLAYS BK PLC LNGB S&P500 14
BXUC	BARCLAYS BK PLC LNGC S&P500 14
BYBK	BAY BANCORP INC COM
BYD	BOYD GAMING CORP COM
BYFC	BROADWAY FINL CORP DEL COM
BYI	BALLY TECHNOLOGIES INC COM
BYLD	ISHARES TR YLD OPTIM BD
BYLK	BAYLAKE CORP COM
BYM	BLACKROCK MUNICIPL INC QLTY TR COM
BZC	BREEZE EASTERN CORP COM
BZF	WISDOMTREE TR BRAZILN RL FD
BZH	BEAZER HOMES USA INC COM NEW
BZM	BLACKROCK MD MUNICIPAL BOND TR COM
BZQ	PROSHARES TR ULT MSCIBZL CAPP
BZT	BEAZER HOMES USA INC TANGIBLE EQTY
C	CITIGROUP INC COM NEW
C+A	CITIGROUP INC WT EXP 010419
C+B	CITIGROUP INC WT EXP 102818
C-C	CITIGROUP INC DEP SHS 1/1000 C
C-J	CITIGROUP INC DEP SHS 1/1000 J
C-K	CITIGROUP INC DEP SHS RP PFD K
C-L	CITIGROUP INC DEP 1/1000 PFD L
C-N	CITIGROUP CAP XIII TR PFD SECS
C-P	CITIGROUP INC DEP SHS PFD AA
CA	CA INC COM
CAAS	CHINA AUTOMOTIVE SYS INC COM
CAB	CABELAS INC COM
CAC	CAMDEN NATL CORP COM
CACB	CASCADE BANCORP COM NEW
CACC	CREDIT ACCEP CORP MICH COM
CACG	CHART ACQUISITION CORP COM
CACGU	CHART ACQUISITION CORP UNIT EX 000016
CACGW	CHART ACQUISITION CORP WT EXP 121917
CACH	CACHE INC COM NEW
CACI	CACI INTL INC CL A
CACQ	CAESARS ACQUISITION CO CL A
CAD	PIMCO ETF TR CDA BD IDX FD
CADC	CHINA ADVANCED CONSTR MATLS GP COM NEW
CAE	CAE INC COM
CAF	MORGAN STANLEY CHINA A SH FD COM
CAFE	BARCLAYS BK PLC IPT COFFEE ETN
CAG	CONAGRA FOODS INC COM
CAH	CARDINAL HEALTH INC COM
CAJ	CANON INC SPONSORED ADR
CAK	CAMAC ENERGY INC COM
CAKE	CHEESECAKE FACTORY INC COM
CALD	CALLIDUS SOFTWARE INC COM
CALI	CHINA AUTO LOGISTICS INC COM NEW
CALL	MAGICJACK VOCALTEC LTD SHS
CALM	CAL MAINE FOODS INC COM NEW
CALX	CALIX INC COM

CAM	CAMERON INTERNATIONAL CORP COM
CAMB	CAMBRIDGE CAP ACQUISITION CORP COM
CAMBU	CAMBRIDGE CAP ACQUISITION CORP UNIT 1COM&1WT
CAMBW	CAMBRIDGE CAP ACQUISITION CORP WT EXP 122318
CAMP	CALAMP CORP COM
CAMT	CAMTEK LTD ORD
CANE	TEUCRIUM COMMODITY TR SUGAR FD
CANF	CAN-FITE BIOPHARMA LTD SPONSORED ADR
CAP	CAI INTERNATIONAL INC COM
CAPE	BARCLAYS BK PLC BARC ETN+SHILL
CAR	AVIS BUDGET GROUP COM
CARA	CARA THERAPEUTICS INC COM
CARB	CARBONITE INC COM
CART	CAROLINA TR BK LINCOLNTON NC COM
CARV	CARVER BANCORP INC COM NEW
CARZ	FIRST TR EXCHANGE TRADED FD II AUTO INDEX FD
CAS	CASTLE A M & CO COM
CASH	META FINL GROUP INC COM
CASI	CASI PHARMACEUTICALS INC COM
CASM	CAS MED SYS INC COM PAR $0.004
CASS	CASS INFORMATION SYS INC COM
CASY	CASEYS GEN STORES INC COM
CAT	CATERPILLAR INC DEL COM
CATM	CARDTRONICS INC COM
CATO	CATO CORP NEW CL A
CATY	CATHAY GEN BANCORP COM
CATYW	CATHAY GEN BANCORP WT EXP 120518
CAVM	CAVIUM INC COM
CAW	CCA INDS INC COM
CB	CHUBB CORP COM
CBA	CLEARBRIDGE AMERN ENERG MLP FD COM
CBAK	CHINA BAK BATTERY INC COM NEW
CBAN	COLONY BANKCORP INC COM
CBAY	CYMABAY THERAPEUTICS INC COM
CBB	CINCINNATI BELL INC NEW COM
CBB-B	CINCINNATI BELL INC NEW PFD CV DEP1/20
CBD	COMPANHIA BRASILEIRA DE DISTRB SPN ADR PFD CL A
CBDE	CBD ENERGY LTD SHS
CBEY	CBEYOND INC COM
CBF	CAPITAL BK FINL CORP CL A COM
CBG	CBRE GROUP INC CL A
CBI	CHICAGO BRIDGE & IRON CO N V COM
CBIN	COMMUNITY BK SHS IND INC COM
CBK	CHRISTOPHER & BANKS CORP COM
CBL	CBL & ASSOC PPTYS INC COM
CBL-D	CBL & ASSOC PPTYS INC PFD 1/10 SER D
CBL-E	CBL & ASSOC PPTYS INC DEP 1/10TH PFD
CBLI	CLEVELAND BIOLABS INC COM
CBM	CAMBREX CORP COM
CBMG	CELLULAR BIOMEDICINE GROUP INC COM NEW
CBMX	COMBIMATRIX CORPORATION COM NEW
CBND	SPDR SERIES TRUST BRC ISSUER SCORD
CBNJ	CAPE BANCORP INC COM
CBNK	CHICOPEE BANCORP INC COM
CBOE	CBOE HLDGS INC COM
CBPO	CHINA BIOLOGIC PRODS INC COM
CBPX	CONTINENTAL BLDG PRODS INC COM
CBR	CIBER INC COM

CBRL	CRACKER BARREL OLD CTRY STORE COM
CBRX	COLUMBIA LABS INC COM NEW
CBS	CBS CORP NEW CL B
CBS.A	CBS CORP NEW CL A
CBSH	COMMERCE BANCSHARES INC COM
CBSO	CBS OUTDOOR AMERS INC COM
CBST	CUBIST PHARMACEUTICALS INC COM
CBSTZ	CUBIST PHARMACEUTICALS INC CONT VAL RT 13
CBT	CABOT CORP COM
CBU	COMMUNITY BK SYS INC COM
CBZ	CBIZ INC COM
CCA	MFS CALIF MUN FD COM
CCBG	CAPITAL CITY BK GROUP INC COM
CCC	CALGON CARBON CORP COM
CCCL	CHINA CERAMICS CO LTD SHS
CCCR	CHINA COML CR INC COM
CCE	COCA COLA ENTERPRISES INC NEW COM
CCF	CHASE CORP COM
CCG	CAMPUS CREST CMNTYS INC COM
CCG-A	CAMPUS CREST CMNTYS INC PFD SER A 8%
CCH	COCA-COLA HBC AG SPONSORED ADR
CCI	CROWN CASTLE INTL CORP COM
CCI-A	CROWN CASTLE INTL CORP CNV PFD STK SR A
CCIH	CHINACACHE INTL HLDG LTD SPON ADR
CCJ	CAMECO CORP COM
CCK	CROWN HOLDINGS INC COM
CCL	CARNIVAL CORP PAIRED CTF
CCM	CONCORD MED SVCS HLDGS LTD SPONSORED ADR
CCMP	CABOT MICROELECTRONICS CORP COM
CCNE	CNB FINL CORP PA COM
CCO	CLEAR CHANNEL OUTDOOR HLDGS IN CL A
CCOI	COGENT COMMUNICATIONS HLDGS IN COM NEW
CCRN	CROSS CTRY HEALTHCARE INC COM
CCS	CENTURY CMNTYS INC COM
CCSC	COUNTRY STYLE COOKING RESTAURA SPONSORED ADR
CCU	COMPANIA CERVECERIAS UNIDAS SA SPONSORED ADR
CCUR	CONCURRENT COMPUTER CORP NEW COM PAR $.01
CCV	COMCAST CORP NEW NT 61
CCX	WISDOMTREE TR DREYFUS CMM FD
CCXE	WISDOMTREE TR COMM COUNTRY EQ
CCXI	CHEMOCENTRYX INC COM
CCZ	COMCAST HOLDINGS CORP ZONES CV2% PCS
CDE	COEUR MNG INC COM NEW
CDE+	COEUR MNG INC WT EXP 041617
CDI	C D I CORP COM
CDNS	CADENCE DESIGN SYSTEM INC COM
CDR	CEDAR REALTY TRUST INC COM NEW
CDR-B	CEDAR REALTY TRUST INC PFD-B 7.25%
CDTI	CLEAN DIESEL TECHNOLOGIES INC COM PAR $.01
CDW	CDW CORP COM
CDXS	CODEXIS INC COM
CDZI	CADIZ INC COM NEW
CE	CELANESE CORP DEL COM SER A
CEA	CHINA EASTN AIRLS LTD SPON ADR CL H
CEB	CORPORATE EXECUTIVE BRD CO COM
CECE	CECO ENVIRONMENTAL CORP COM
CECO	CAREER EDUCATION CORP COM
CEE	CENTRAL EUR RUSS & TURK FD INC COM

CEF	CENTRAL FD CDA LTD CL A
CEFL	UBS AG LONDON BRH ETRACS MTH 2XLV
CEL	CELLCOM ISRAEL LTD SHS
CELG	CELGENE CORP COM
CELGZ	CELGENE CORP CONTIN VAL RT
CELP	CYPRESS ENERGY PARTNERS LP LTD PARTNER INT
CEM	CLEARBRIDGE ENERGY MLP FD INC COM
CEMI	CHEMBIO DIAGNOSTICS INC COM NEW
CEMP	CEMPRA INC COM
CEN	CENTER COAST MLP & INFRSTR FD COM SHS
CENT	CENTRAL GARDEN & PET CO COM
CENTA	CENTRAL GARDEN & PET CO CL A NON-VTG
CENX	CENTURY ALUM CO COM
CEO	CNOOC LTD SPONSORED ADR
CEP	CONSTELLATION ENERGY PRTNR LLC COM UNIT LLC B
CEQP	CRESTWOOD EQUITY PARTNERS LP UNIT LTD PARTNER
CERE	CERES INC COM
CERN	CERNER CORP COM
CERS	CERUS CORP COM
CERU	CERULEAN PHARMA INC COM
CET	CENTRAL SECS CORP COM
CETV	CENTRAL EUROPEAN MEDIA ENTRPRS CL A NEW
CEV	EATON VANCE CA MUNI INCOME TR SH BEN INT
CEVA	CEVA INC COM
CEW	WISDOMTREE TR EMERG CUR STR FD
CF	CF INDS HLDGS INC COM
CFBK	CENTRAL FED CORP COM NEW
CFC-A	COUNTRYWIDE CAP IV PFD TR 6.75%
CFC-B	COUNTRYWIDE CAP V GTD CAP SEC 7%
CFD	NUVEEN DIVERSIFIED COMMODTY FD COM UT BEN INT
CFFI	C & F FINL CORP COM
CFFN	CAPITOL FED FINL INC COM
CFI	CULP INC COM
CFN	CAREFUSION CORP COM
CFNB	CALIFORNIA FIRST NTNL BANCORP COM
CFNL	CARDINAL FINL CORP COM
CFP	CORNERSTONE PROGRESSIVE RTN FD COM
CFR	CULLEN FROST BANKERS INC COM
CFR-A	CULLEN FROST BANKERS INC PERP PFD SER A %
CFX	COLFAX CORP COM
CG	CARLYLE GROUP L P COM UTS LTD PTN
CGA	CHINA GREEN AGRICULTURE INC COM
CGEN	COMPUGEN LTD ORD
CGG	CGG SPONSORED ADR
CGI	CELADON GROUP INC COM
CGIX	CANCER GENETICS INC COM
CGNX	COGNEX CORP COM
CGO	CALAMOS GLOBAL TOTAL RETURN FD COM SH BEN INT
CGW	CLAYMORE EXCHANGE TRD FD TR 2 GUGG S&P GBL WTR
CH	ABERDEEN CHILE FD INC COM
CHA	CHINA TELECOM CORP LTD SPON ADR H SHS
CHC	CHINA HYDROELECTRIC CORP SPONSORED ADR
CHCI	COMSTOCK HLDG COS INC CL A
CHCO	CITY HLDG CO COM
CHD	CHURCH & DWIGHT INC COM
CHDN	CHURCHILL DOWNS INC COM
CHDX	CHINDEX INTERNATIONAL INC COM
CHE	CHEMED CORP NEW COM

CHEF	CHEFS WHSE INC COM
CHEP	FQF TR QUANT NEUT VAL
CHEV	CHEVIOT FINL CORP NEW COM
CHFC	CHEMICAL FINL CORP COM
CHFN	CHARTER FINL CORP MD COM
CHGG	CHEGG INC COM
CHH	CHOICE HOTELS INTL INC COM
CHI	CALAMOS CONV OPP AND INC FD SH BEN INT
CHIE	GLOBAL X FDS CHINA ENRG ETF
CHII	GLOBAL X FDS CHINA INDL ETF
CHIM	GLOBAL X FDS GBLX CHIMATL NEW
CHIQ	GLOBAL X FDS CHINA CONS ETF
CHIX	GLOBAL X FDS CHINA FINL ETF
CHK	CHESAPEAKE ENERGY CORP COM
CHK#	CHESAPEAKE ENERGY CORP EX DISTRIB WI
CHK-D	CHESAPEAKE ENERGY CORP PFD CONV
CHKE	CHEROKEE INC DEL NEW COM
CHKP	CHECK POINT SOFTWARE TECH LTD ORD
CHKR	CHESAPEAKE GRANITE WASH TR COM SH BEN INT
CHL	CHINA MOBILE LIMITED SPONSORED ADR
CHLC	MARKET VECTORS ETF TR RENMINBI BOND
CHLN	CHINA HOUSING & LAND DEV INC COM
CHMG	CHEMUNG FINL CORP COM
CHMI	CHERRY HILL MTG INVT CORP COM
CHMT	CHEMTURA CORP COM NEW
CHN	CHINA FD INC COM
CHNA	POWERSHARES ACTIVE MNG ETF TR PWRSH CHI A PT
CHNR	CHINA NATURAL RESOURCES INC COM
CHOC	BARCLAYS BK PLC IPTH PURE COCA
CHOP	CHINA GERUI ADV MAT GR LTD SHS
CHRM	CHARM COMMUNICATIONS INC ADR SHS CL A
CHRW	C H ROBINSON WORLDWIDE INC COM NEW
CHS	CHICOS FAS INC COM
CHSCN	CHS INC PFD B SR 2 RST
CHSCO	CHS INC PFD CL B
CHSCP	CHS INC PFD 8%
CHSP	CHESAPEAKE LODGING TR SH BEN INT
CHSP-A	CHESAPEAKE LODGING TR 7.75% PFD SER A
CHT	CHUNGHWA TELECOM CO LTD SPON ADR NEW11
CHTR	CHARTER COMMUNICATIONS INC DEL CL A NEW
CHU	CHINA UNICOM (HONG KONG) LTD SPONSORED ADR
CHUY	CHUYS HLDGS INC COM
CHW	CALAMOS GBL DYN INCOME FUND COM
CHXF	WISDOMTREE TR CHINADIV EX FI
CHXX	EGA EMERGING GLOBAL SHS TR EGS CHIN INF ETF
CHY	CALAMOS CONV & HIGH INCOME FD COM SHS
CHYR	CHYRONHEGO CORP COM
CI	CIGNA CORPORATION COM
CIA	CITIZENS INC CL A
CIB	BANCOLOMBIA S A SPON ADR PREF
CIDM	CINEDIGM CORP COM
CIE	COBALT INTL ENERGY INC COM
CIEN	CIENA CORP COM NEW
CIF	MFS INTERMEDIATE HIGH INC FD SH BEN INT
CIFC	CIFC CORP COM
CIG	COMPANHIA ENERGETICA DE MINAS SP ADR N-V PFD
CIG.C	COMPANHIA ENERGETICA DE MINAS SPONSORED ADR
CII	BLACKROCK ENH CAP & INC FD INC COM

CIK	CREDIT SUISSE ASSET MGMT INCOM COM
CIM	CHIMERA INVT CORP COM
CIMT	CIMATRON LTD ORD
CINF	CINCINNATI FINL CORP COM
CIO	CITY OFFICE REIT INC COM
CIR	CIRCOR INTL INC COM
CISAA	CIS ACQUISITION LTD SHS SER A
CISAU	CIS ACQUISITION LTD UNIT EX 000017
CISAW	CIS ACQUISITION LTD WT EXP 121817
CISG	CNINSURE INC SPONSORED ADR
CIT	CIT GROUP INC COM NEW
CIU	ISHARES INTERM CR BD ETF
CIX	COMPX INTERNATIONAL INC CL A
CIZN	CITIZENS HLDG CO MISS COM
CJES	C&J ENERGY SVCS INC COM
CJJD	CHINA JO-JO DRUGSTORES INC COM NEW
CKEC	CARMIKE CINEMAS INC COM
CKH	SEACOR HOLDINGS INC COM
CKP	CHECKPOINT SYS INC COM
CKSW	CLICKSOFTWARE TECHNOLOGIES LTD ORD
CKX	CKX LANDS INC COM
CL	COLGATE PALMOLIVE CO COM
CLA	CAPITALA FIN CORP SR NT 061621
CLAC	CAPITOL ACQUISITION CORP II COM
CLACU	CAPITOL ACQUISITION CORP II UNIT 1 000016
CLACW	CAPITOL ACQUISITION CORP II WT EXP 051516
CLB	CORE LABORATORIES N V COM
CLBH	CAROLINA BK HLDGS INC GREENSBO COM
CLC	CLARCOR INC COM
CLCT	COLLECTORS UNIVERSE INC COM NEW
CLD	CLOUD PEAK ENERGY INC COM
CLDN	CELLADON CORP COM
CLDT	CHATHAM LODGING TR COM
CLDX	CELLDEX THERAPEUTICS INC NEW COM
CLF	CLIFFS NAT RES INC COM
CLFD	CLEARFIELD INC COM
CLGX	CORELOGIC INC COM
CLH	CLEAN HARBORS INC COM
CLI	MACK CALI RLTY CORP COM
CLIR	CLEARSIGN COMBUSTION CORP COM
CLM	CORNERSTONE STRATEGIC VALUE FD COM NEW
CLMS	CALAMOS ASSET MGMT INC CL A
CLMT	CALUMET SPECIALTY PRODS PTNRS UT LTD PARTNER
CLNE	CLEAN ENERGY FUELS CORP COM
CLNT	CLEANTECH SOLUTIONS INTL INC COM NEW
CLNY	COLONY FINL INC COM
CLNY-A	COLONY FINL INC PFD SER A 8.5%
CLNY-B	COLONY FINL INC PERP PFD SER B
CLR	CONTINENTAL RESOURCES INC COM
CLRO	CLEARONE INC COM
CLRX	COLLABRX INC COM
CLS	CELESTICA INC SUB VTG SHS
CLSN	CELSION CORPORATION COM PAR $0.01
CLTX	CELSUS THERAPEUTICS PLC SPONSORED ADR NE
CLUB	TOWN SPORTS INTL HLDGS INC COM
CLV	CLIFFS NAT RES INC DEP1/40TH PFD A
CLVS	CLOVIS ONCOLOGY INC COM
CLW	CLEARWATER PAPER CORP COM

CLWT	EURO TECH HOLDINGS CO LTD SHS NEW
CLX	CLOROX CO DEL COM
CLY	ISHARES 10+ YR CR BD ETF
CM	CDN IMPERIAL BK COMM TORONTO O COM
CMA	COMERICA INC COM
CMA+	COMERICA INC WT EXP 111418
CMBS	ISHARES TR CMBS ETF
CMC	COMMERCIAL METALS CO COM
CMCM	CHEETAH MOBILE INC ADR
CMCO	COLUMBUS MCKINNON CORP N Y COM
CMCSA	COMCAST CORP NEW CL A
CMCSK	COMCAST CORP NEW CL A SPL
CMCT	CIM COML TR CORP COM
CMD	PROSHARES TR II ULSHT DJ UBS CMD
CMDT	ISHARES DOW JONES UBS ROLL SEL SHS BEN INT
CME	CME GROUP INC COM
CMF	ISHARES CALI AMT-FRE ETF
CMFN	CM FIN INC COM
CMG	CHIPOTLE MEXICAN GRILL INC COM
CMGE	CHINA MOBILE GAMES & ENTMT GRP SPONSORED ADR
CMI	CUMMINS INC COM
CMK	MFS INTERMARKET INCOME TRUST I SH BEN INT
CMLP	CRESTWOOD MIDSTREAM PARTNERS L UNIT LTD PARTNER
CMLS	CUMULUS MEDIA INC CL A
CMN	CANTEL MEDICAL CORP COM
CMO	CAPSTEAD MTG CORP COM NO PAR
CMO-E	CAPSTEAD MTG CORP PFD SER E
CMP	COMPASS MINERALS INTL INC COM
CMRE	COSTAMARE INC SHS
CMRE-B	COSTAMARE INC PERP PFD SER B
CMRE-C	COSTAMARE INC PERP PFD SER C
CMRX	CHIMERIX INC COM
CMS	CMS ENERGY CORP COM
CMS-B	CONSUMERS ENERGY CO PFD $4.50
CMSB	CMS BANCORP INC COM
CMT	CORE MOLDING TECHNOLOGIES INC COM
CMTL	COMTECH TELECOMMUNICATIONS CP COM NEW
CMU	MFS HIGH YIELD MUN TR SH BEN INT
CN	DBX ETF TR ALL CHINA EQT
CNA	CNA FINL CORP COM
CNAT	CONATUS PHARMACEUTICALS INC COM
CNBC	CENTER BANCORP INC COM
CNBKA	CENTURY BANCORP INC MASS CL A NON VTG
CNC	CENTENE CORP DEL COM
CNCE	CONCERT PHARMACEUTICALS INC COM
CNCO	CENCOSUD S A SPONSORED ADS
CNDA	INDEXIQ ETF TR CAN SML CP ETF
CNDO	CORONADO BIOSCIENCES INC COM
CNET	CHINANET ONLINE HLDGS INC COM
CNHI	CNH INDL N V SHS
CNI	CANADIAN NATL RY CO COM
CNIT	CHINA INFORMATION TECHNOLOGY COM
CNK	CINEMARK HOLDINGS INC COM
CNL	CLECO CORP NEW COM
CNMD	CONMED CORP COM
CNO	CNO FINL GROUP INC COM
CNOB	CONNECTONE BANCORP INC COM
CNP	CENTERPOINT ENERGY INC COM

CNPF	GLOBAL X FDS GLB X CDA PFD
CNQ	CANADIAN NAT RES LTD COM
CNQR	CONCUR TECHNOLOGIES INC COM
CNR	CHINA METRO-RURAL HLDGS LTD SHS
CNS	COHEN & STEERS INC COM
CNSI	COMVERSE INC COM
CNSL	CONSOLIDATED COMM HLDGS INC COM
CNTF	CHINA TECHFAITH WIRLS COMM TEC SPONSORED ADR
CNTY	CENTURY CASINOS INC COM
CNVR	CONVERSANT INC COM
CNW	CON-WAY INC COM
CNX	CONSOL ENERGY INC COM
CNY	MORGAN STANLEY RENMIN/USD ETN
CNYD	CHINA YIDA HOLDINGS CO COM PAR $0.0001
CO	CHINA CORD BLOOD CORP SHS
COB	COMMUNITYONE BANCORP COM
COBK	COLONIAL FINL SVCS INC COM
COBO	PROSHARES TR USD COVERED BD
COBR	COBRA ELECTRS CORP COM
COBZ	COBIZ FINANCIAL INC COM
COCO	CORINTHIAN COLLEGES INC COM
CODE	SPANSION INC COM CL A NEW
CODI	COMPASS DIVERSIFIED HOLDINGS SH BEN INT
COF	CAPITAL ONE FINL CORP COM
COF+	CAPITAL ONE FINL CORP WT EXP 111418
COF-C	CAPITAL ONE FINL CORP DEP SHS PFD C
COF-P	CAPITAL ONE FINL CORP DEP SHS 1/40TH
COG	CABOT OIL & GAS CORP COM
COH	COACH INC COM
COHR	COHERENT INC COM
COHU	COHU INC COM
COKE	COCA COLA BOTTLING CO CONS COM
COL	ROCKWELL COLLINS INC COM
COLB	COLUMBIA BKG SYS INC COM
COLM	COLUMBIA SPORTSWEAR CO COM
COLX	MARKET VECTORS ETF TR COLUMBIA ETF
COMM	COMMSCOPE HLDG CO INC COM
CONE	CYRUSONE INC COM
CONN	CONNS INC COM
COO	COOPER COS INC COM NEW
COOL	MAJESCO ENTERTAINMENT CO COM PAR $.001
COP	CONOCOPHILLIPS COM
COPX	GLOBAL X FDS COPPER MNR ETF
COR	CORESITE RLTY CORP COM
COR-A	CORESITE RLTY CORP PFD SER A
CORE	CORE MARK HOLDING CO INC COM
CORI	CORIUM INTL INC COM
CORN	TEUCRIUM COMMODITY TR CORN FD SHS
CORP	PIMCO ETF TR INV GRD CRP BD
CORR	CORENERGY INFRASTRUCTURE TR IN COM
CORT	CORCEPT THERAPEUTICS INC COM
COSI	COSI INC COM NEW
COST	COSTCO WHSL CORP NEW COM
COT	COTT CORP QUE COM
COTY	COTY INC COM CL A
COUP	COUPONS COM INC COM
COV	COVIDIEN PLC SHS
COVR	COVER-ALL TECHNOLOGIES INC COM

COVS	COVISINT CORP COM
COW	BARCLAYS BANK PLC ETN DJUBSLVSTK37
COWN	COWEN GROUP INC NEW CL A
CP	CANADIAN PAC RY LTD COM
CPA	COPA HOLDINGS SA CL A
CPAC	CEMENTOS PACASMAYO S A A SPON ADR REP 5
CPAH	COUNTERPATH CORP COM NEW
CPB	CAMPBELL SOUP CO COM
CPE	CALLON PETE CO DEL COM
CPE-A	CALLON PETE CO DEL PFD SER A 10%
CPER	UNITED STS COMMODITY IDX FDTR CM REP COPP FD
CPF	CENTRAL PAC FINL CORP COM NEW
CPG	CRESCENT PT ENERGY CORP COM
CPGI	CHINA SHENGDA PACKAGING GROUP COM
CPHC	CANTERBURY PARK HOLDING CORP COM
CPHD	CEPHEID COM
CPHI	CHINA PHARMA HLDGS INC COM
CPI	INDEXIQ ETF TR IQ REAL RTN ETF
CPIX	CUMBERLAND PHARMACEUTICALS INC COM
CPK	CHESAPEAKE UTILS CORP COM
CPL	CPFL ENERGIA S A SPONSORED ADR
CPLA	CAPELLA EDUCATION COMPANY COM
CPLP	CAPITAL PRODUCT PARTNERS L P COM UNIT LP
CPN	CALPINE CORP COM NEW
CPRT	COPART INC COM
CPRX	CATALYST PHARM PARTNERS INC COM
CPS	COOPER STD HLDGS INC COM
CPSI	COMPUTER PROGRAMS & SYS INC COM
CPSS	CONSUMER PORTFOLIO SVCS INC COM
CPST	CAPSTONE TURBINE CORP COM
CPT	CAMDEN PPTY TR SH BEN INT
CPTA	CAPITALA FIN CORP COM
CPWR	COMPUWARE CORP COM
CPXX	CELATOR PHARMACEUTICALS INC COM
CQB	CHIQUITA BRANDS INTL INC COM
CQH	CHENIERE ENERGY PTNRS LP HLDGC COM REP LLC IN
CQP	CHENIERE ENERGY PARTNERS LP COM UNIT
CQQQ	CLAYMORE EXCHANGE TRD FD TR 2 GUGG CHN TECH
CR	CRANE CO COM
CRAI	CRA INTL INC COM
CRAY	CRAY INC COM NEW
CRBQ	ALPS ETF TR GLB COMMOD EQTY
CRCM	CARE COM INC COM
CRD.A	CRAWFORD & CO CL A
CRD.B	CRAWFORD & CO CL B
CRDC	CARDICA INC COM
CRDS	CROSSROADS SYS INC COM NEW
CRDT	WISDOMTREE TR STRATEGIC CP BD
CRED	ISHARES CORE US CR BD
CREE	CREE INC COM
CREG	CHINA RECYCLING ENERGY CORP COM
CRESW	CRESUD SA COMERCIAL WT EXP 052215
CRESY	CRESUD S A C I F Y A SPONSORED ADR
CRF	CORNERSTONE TOTAL RTRN FD INC COM NEW
CRH	CRH PLC ADR
CRI	CARTER INC COM
CRIS	CURIS INC COM
CRK	COMSTOCK RES INC COM NEW

CRL	CHARLES RIV LABS INTL INC COM
CRM	SALESFORCE COM INC COM
CRMB	CRUMBS BAKE SHOP INC COM
CRMBU	CRUMBS BAKE SHOP INC UNIT 1 COM & 1 W
CRMBW	CRUMBS BAKE SHOP INC WT EXP 050516
CRMD	CORMEDIX INC COM
CRMD+	CORMEDIX INC WT EXP 032415
CRME	CARDIOME PHARMA CORP COM NO PAR
CRMT	AMERICAS CAR MART INC COM
CRNT	CERAGON NETWORKS LTD ORD
CROC	PROSHARES TR II PROSHS U/SHAUS
CROP	INDEXIQ ETF TR GLB AGRI SM CP
CROX	CROCS INC COM
CRR	CARBO CERAMICS INC COM
CRRC	COURIER CORP COM
CRRS	CORP RES SVCS INC COM
CRS	CARPENTER TECHNOLOGY CORP COM
CRT	CROSS TIMBERS RTY TR TR UNIT
CRTN	CARTESIAN INC COM
CRTO	CRITEO S A SPONS ADS
CRUD	TEUCRIUM COMMODITY TR WTI CRUDE OIL
CRUS	CIRRUS LOGIC INC COM
CRV	COAST DISTR SYS COM
CRVL	CORVEL CORP COM
CRVP	CRYSTAL ROCK HLDGS INC COM
CRWN	CROWN MEDIA HLDGS INC CL A
CRWS	CROWN CRAFTS INC COM
CRY	CRYOLIFE INC COM
CRZO	CARRIZO OIL & GAS INC COM
CS	CREDIT SUISSE GROUP SPONSORED ADR
CSBK	CLIFTON BANCORP INC COM
CSC	COMPUTER SCIENCES CORP COM
CSCB	CREDIT SUISSE NASSAU BRH CMDT BCH TOT RET
CSCD	CASCADE MICROTECH INC COM
CSCO	CISCO SYS INC COM
CSCR	CREDIT SUISSE NASSAU BRH BACK ETN LK IDX
CSD	CLAYMORE EXCHANGE TRD FD TR GUGG SPINOFF ETF
CSFL	CENTERSTATE BANKS INC COM
CSG	CHAMBERS STR PPTYS COM
CSGP	COSTAR GROUP INC COM
CSGS	CSG SYS INTL INC COM
CSH	CASH AMER INTL INC COM
CSI	CUTWATER SELECT INCOME FD COM
CSII	CARDIOVASCULAR SYS INC DEL COM
CSIQ	CANADIAN SOLAR INC COM
CSJ	ISHARES 1-3 YR CR BD ETF
CSL	CARLISLE COS INC COM
CSLS	CREDIT SUISSE NASSAU BRH EXCH NT LKD 20
CSLT	CASTLIGHT HEALTH INC CL B
CSM	PROSHARES TR PSHS LC COR PLUS
CSMA	CREDIT SUISSE NASSAU BRH ETN IDX-LKD 20
CSMB	CREDIT SUISSE NASSAU BRH EXCH NT LKD 31
CSMN	CREDIT SUISSE NASSAU BRH EQT MKT LKD31
CSOD	CORNERSTONE ONDEMAND INC COM
CSP	AMERICAN STRATEGIC INCOME III COM
CSPI	CSP INC COM
CSQ	CALAMOS STRATEGIC TOTL RETN FD COM SH BEN INT
CSRE	CSR PLC SPONSORED ADR

CSS	CSS INDS INC COM
CST	CST BRANDS INC COM
CSTE	CAESARSTONE SDOT-YAM LTD ORD SHS
CSTM	CONSTELLIUM NV CL A
CSU	CAPITAL SR LIVING CORP COM
CSUN	CHINA SUNERGY CO LTD SPONSORED ADR NE
CSV	CARRIAGE SVCS INC COM
CSWC	CAPITAL SOUTHWEST CORP COM
CSX	CSX CORP COM
CTAS	CINTAS CORP COM
CTB	COOPER TIRE & RUBR CO COM
CTBI	COMMUNITY TR BANCORP INC COM
CTC	IFM INVTS LTD ADS CL A NEW
CTCM	CTC MEDIA INC COM
CTCT	CONSTANT CONTACT INC COM
CTF	NUVEEN LG/SHT COMMODITY TOTRTN COM UT BEN INT
CTG	COMPUTER TASK GROUP INC COM
CTHR	CHARLES & COLVARD LTD COM
CTIB	CTI INDUSTRIES CORP COM NEW
CTIC	CTI BIOPHARMA CORP COM
CTL	CENTURYLINK INC COM
CTNN	BARCLAYS BK PLC IPT COTTON ETN
CTO	CONSOLIDATED TOMOKA LD CO COM
CTP	CTPARTNERS EXECUTIVE SEARCH IN COM
CTQ	QWEST CORP NT 7.375% 51
CTR	CLEARBRIDGE ENERGY MLP TR FD COM
CTRE	CARETRUST REIT INC COM
CTRL	CONTROL4 CORP COM
CTRN	CITI TRENDS INC COM
CTRP	CTRIP COM INTL LTD AMERICAN DEP SHS
CTRX	CATAMARAN CORP COM
CTS	CTS CORP COM
CTSH	COGNIZANT TECHNOLOGY SOLUTIONS CL A
CTT	CATCHMARK TIMBER TR INC CL A
CTU	QWEST CORP NT 7% 25
CTW	QWEST CORP NOTES 7.5%
CTWS	CONNECTICUT WTR SVC INC COM
CTX	QWEST CORP NT 52
CTXS	CITRIX SYS INC COM
CTY	QWEST CORP NT
CTZ-A	CITIZENS FDG TR I PREF ENHANC TR
CU	FIRST TR ISE GLOBL COPPR INDEX COM
CUB	CUBIC CORP COM
CUBA	HERZFELD CARIBBEAN BASIN FD COM
CUBE	CUBESMART COM
CUBE-A	CUBESMART 7.75% RED PFD SH
CUBI	CUSTOMERS BANCORP INC COM
CUBIL	CUSTOMERS BANCORP INC SR NT 18
CUDA	BARRACUDA NETWORKS INC COM
CUI	CUI GLOBAL INC COM NEW
CUK	CARNIVAL PLC ADR
CUNB	CU BANCORP CALIF COM
CUO	CONTINENTAL MATLS CORP COM PAR $0.25
CUPM	BARCLAYS BK PLC IPT COPPER ETN
CUR	NEURALSTEM INC COM
CURE	DIREXION SHS ETF TR HEALTHCARE BUL
CUT	CLAYMORE EXCHANGE TRD FD TR 2 GUGG TIMBER ETF
CUTR	CUTERA INC COM

CUZ	COUSINS PPTYS INC COM
CVA	COVANTA HLDG CORP COM
CVB	CORPORATE BACKED TR CTFS SER 02-6 7.75%
CVBF	CVB FINL CORP COM
CVC	CABLEVISION SYS CORP CL A NY CABLVS
CVCO	CAVCO INDS INC DEL COM
CVCY	CENTRAL VALLEY CMNTY BANCORP COM
CVD	COVANCE INC COM
CVE	CENOVUS ENERGY INC COM
CVEO	CIVEO CORP COM
CVG	CONVERGYS CORP COM
CVGI	COMMERCIAL VEH GROUP INC COM
CVGW	CALAVO GROWERS INC COM
CVI	CVR ENERGY INC COM
CVLT	COMMVAULT SYSTEMS INC COM
CVLY	CODORUS VY BANCORP INC COM
CVM	CEL SCI CORP COM PAR $0.01
CVM+	CEL SCI CORP WT EXP 101118
CVO	CENVEO INC COM
CVOL	CITIGROUP INC NEW ETN CITI VOL 20
CVR	CHICAGO RIVET & MACH CO COM
CVRR	CVR REFNG LP COMUNIT REP LT
CVS	CVS CAREMARK CORPORATION COM
CVT	CVENT INC COM
CVTI	COVENANT TRANSN GROUP INC CL A
CVU	CPI AEROSTRUCTURES INC COM NEW
CVV	CVD EQUIPMENT CORP COM
CVX	CHEVRON CORP NEW COM
CVY	CLAYMORE EXCHANGE TRD FD TR GUG MULTI ASSET
CW	CURTISS WRIGHT CORP COM
CWAY	COASTWAY BANCORP INC COM
CWB	SPDR SERIES TRUST BRC CNV SECS ETF
CWBC	COMMUNITY WEST BANCSHARES COM
CWCO	CONSOLIDATED WATER CO INC ORD
CWEI	WILLIAMS CLAYTON ENERGY INC COM
CWH	COMMONWEALTH REIT COM SH BEN INT
CWH-D	COMMONWEALTH REIT 6.50% PFD CUM CO
CWH-E	COMMONWEALTH REIT CV PFD-E 7.25%
CWHN	COMMONWEALTH REIT SR NT
CWHO	COMMONWEALTH REIT SR NT 5.75%
CWI	SPDR INDEX SHS FDS MSCI ACWI EXUS
CWST	CASELLA WASTE SYS INC CL A
CWT	CALIFORNIA WTR SVC GROUP COM
CWZ	CORPORATE BACKED TR CTFS SER 01-27 8.875%
CX	CEMEX SAB DE CV SPON ADR NEW
CXA	SPDR SERIES TRUST NUVN CALI MUNI
CXDC	CHINA XD PLASTICS CO LTD COM
CXE	MFS HIGH INCOME MUN TR SH BEN INT
CXH	MFS INVT GRADE MUN TR SH BEN INT
CXO	CONCHO RES INC COM
CXP	COLUMBIA PPTY TR INC COM NEW
CXW	CORRECTIONS CORP AMER NEW COM NEW
CY	CYPRESS SEMICONDUCTOR CORP COM
CYAN	CYANOTECH CORP COM PAR $0.02
CYB	WISDOMTREE TR CHINESE YUAN FD
CYBE	CYBEROPTICS CORP COM
CYBX	CYBERONICS INC COM
CYCC	CYCLACEL PHARMACEUTICALS INC COM NEW

CYCCP	CYCLACEL PHARMACEUTICALS INC PFD CONV EX 6%
CYD	CHINA YUCHAI INTL LTD COM
CYH	COMMUNITY HEALTH SYS INC NEW COM
CYHHZ	COMMUNITY HEALTH SYS INC NEW RT 012716
CYN	CITY NATL CORP COM
CYN-C	CITY NATL CORP DEP 1/40TH PFD C
CYN-D	CITY NATL CORP DEP SHS 1/40 D
CYNI	CYAN INC COM
CYNO	CYNOSURE INC CL A
CYOU	CHANGYOU COM LTD ADS REP CL A
CYRN	CYREN LTD SHS
CYS	CYS INVTS INC COM
CYS-A	CYS INVTS INC CUM REDEEMABLE P
CYS-B	CYS INVTS INC PFD SER B
CYT	CYTEC INDS INC COM
CYTK	CYTOKINETICS INC COM NEW
CYTR	CYTRX CORP COM PAR $.001
CYTX	CYTORI THERAPEUTICS INC COM
CYTXW	CYTORI THERAPEUTICS INC WT EXP 091314
CZA	CLAYMORE EXCHANGE TRD FD TR GUG MIDCAP CORE
CZFC	CITIZENS FIRST CORP COM
CZNC	CITIZENS & NORTHN CORP COM
CZR	CAESARS ENTMT CORP COM
CZWI	CITIZENS CMNTY BANCORP INC MD COM
CZZ	COSAN LTD SHS A
D	DOMINION RES INC VA NEW COM
DAC	DANAOS CORPORATION SHS
DAEG	DAEGIS INC COM
DAG	DEUTSCHE BK AG LDN BRH PS AGRI DL ETN
DAIO	DATA I O CORP COM
DAKP	DAKOTA PLAINS HLDGS INC COM
DAKT	DAKTRONICS INC COM
DAL	DELTA AIR LINES INC DEL COM NEW
DAN	DANA HLDG CORP COM
DANG	E-COMMERCE CHINA DANGDANG INC SPN ADS COM A
DAR	DARLING INGREDIENTS INC COM
DARA	DARA BIOSCIENCES INC COM PAR $
DATA	TABLEAU SOFTWARE INC CL A
DATE	JIAYUAN COM INTL LTD SPONSORED ADR
DAVE	FAMOUS DAVES AMER INC COM
DB	DEUTSCHE BANK AG NAMEN AKT
DBA	POWERSHS DB MULTI SECT COMM TR PS DB AGRICUL FD
DBAP	DBX ETF TR DB XTR MSCI PAC
DBAW	DBX ETF TR EX US HDG EQTY
DBB	POWERSHS DB MULTI SECT COMM TR DB BASE METALS
DBBR	DBX ETF TR XTRAK MSCI BRAZL
DBC	POWERSHARES DB CMDTY IDX TRACK UNIT BEN INT
DBD	DIEBOLD INC COM
DBE	POWERSHS DB MULTI SECT COMM TR DB ENERGY FUND
DBEF	DBX ETF TR XTRAK MSCI EAFE
DBEM	DBX ETF TR XTRAK MSCI EMKT
DBEU	DBX ETF TR DB XTR MSCI EUR
DBGR	DBX ETF TR DX TRACKR GERMN
DBIZ	ADVISORSHARES TR PRING TRNR BUS
DBJP	DBX ETF TR XTRAK MSCI JAPN
DBKO	DBX ETF TR ST KOREA HD FD
DBL	DOUBLELINE OPPORTUNISTIC CR FD COM
DBMX	DBX ETF TR MEX HDG EQ FD

DBO	POWERSHS DB MULTI SECT COMM TR DB OIL FUND
DBP	POWERSHS DB MULTI SECT COMM TR DB PREC MTLS
DBS	POWERSHS DB MULTI SECT COMM TR DB SILVER FUND
DBU	WISDOMTREE TR GLB EX US UTIL
DBUK	DBX ETF TR DB XTRAKR MSCI
DBV	POWERSHARES DB G10 CURCY HARVS COM UT BEN INT
DCA	VIRTUS TOTAL RETURN FD COM
DCI	DONALDSON INC COM
DCIN	DIGITAL CINEMA DESTINATIONS CP CL A COM
DCIX	DIANA CONTAINERSHIPS INC COM
DCM	NTT DOCOMO INC SPONS ADR
DCNG	BARCLAYS BK PLC IPTH NAT GAS
DCO	DUCOMMUN INC DEL COM
DCOM	DIME CMNTY BANCSHARES COM
DCT	DCT INDUSTRIAL TRUST INC COM
DCTH	DELCATH SYS INC COM NEW
DCUA	DOMINION RES INC VA NEW CRP UNIT 2013 A
DCUB	DOMINION RES INC VA NEW CRP UNIT 2013 B
DD	DU PONT E I DE NEMOURS & CO COM
DD-A	DU PONT E I DE NEMOURS & CO PFD $3.50
DD-B	DU PONT E I DE NEMOURS & CO PFD $4.50
DDC	DOMINION DIAMOND CORP COM
DDD	3-D SYS CORP DEL COM NEW
DDE	DOVER DOWNS GAMING & ENTMT INC COM
DDF	DELAWARE INVTS DIV & INCOME FD COM
DDG	PROSHARES TR PSHS SHT OIL&GAS
DDM	PROSHARES TR PSHS ULTRA DOW30
DDP	DEUTSCHE BK AG LDN BRH PS CMDTY SH ETN
DDR	DDR CORP COM
DDR-J	DDR CORP DEPSHS1/20 CLJ
DDR-K	DDR CORP DEP 1/20TH CL K
DDS	DILLARDS INC CL A
DDT	DILLARDS CAP TR I CAP SECS 7.5%
DE	DEERE & CO COM
DECK	DECKERS OUTDOOR CORP COM
DEE	DEUTSCHE BK AG LDN BRH PS CMDT DS ETN
DEF	CLAYMORE EXCHANGE TRD FD TR GUGGEN DEFN EQTY
DEFL	DEUTSCHE BK AG LONDON BRH US DEFLATION
DEG	DELHAIZE GROUP SPONSORED ADR
DEI	DOUGLAS EMMETT INC COM
DEJ	DEJOUR ENERGY INC COM
DEL	DELTIC TIMBER CORP COM
DEM	WISDOMTREE TR EMERG MKTS ETF
DENN	DENNYS CORP COM
DEO	DIAGEO P L C SPON ADR NEW
DEPO	DEPOMED INC COM
DES	WISDOMTREE TR SMALLCAP DIVID
DEST	DESTINATION MATERNITY CORP COM
DEW	WISDOMTREE TR GLB EQTY INC FD
DEX	DELAWARE ENHANCED GBL DIV & IN COM
DF	DEAN FOODS CO NEW COM NEW
DFE	WISDOMTREE TR EUROPE SMCP DV
DFF	BANK AMER CORP LNK DJ INDSTL
DFJ	WISDOMTREE TR JP SMALLCP DIV
DFP	FLAHERTY & CRUMRINE DYN PFD SHS
DFRG	DEL FRISCOS RESTAURANT GROUP I COM
DFS	DISCOVER FINL SVCS COM
DFS-B	DISCOVER FINL SVCS DEP SHS

DFT	DUPONT FABROS TECHNOLOGY INC COM
DFT-A	DUPONT FABROS TECHNOLOGY INC PERP PFD SER A
DFT-B	DUPONT FABROS TECHNOLOGY INC CUM PERP PFD-B
DFVL	BARCLAYS BK PLC TRES 5YR BULL
DFVS	BARCLAYS BK PLC TRES 5YR BEAR
DFZ	BARRY R G CORP OHIO COM
DG	DOLLAR GEN CORP NEW COM
DGAS	DELTA NAT GAS INC COM
DGAZ	CREDIT SUISSE NASSAU BRH VS 3XLNGNATGAS
DGI	DIGITALGLOBE INC COM NEW
DGICA	DONEGAL GROUP INC CL A
DGICB	DONEGAL GROUP INC CL B
DGII	DIGI INTL INC COM
DGL	POWERSHS DB MULTI SECT COMM TR DB GOLD FUND
DGLD	CREDIT SUISSE NASSAU BRH 3X INVERS GOLD
DGLY	DIGITAL ALLY INC COM NEW
DGP	DEUTSCHE BK AG LDN BRH PS GOLD DL ETN
DGRE	WISDOMTREE TR EM MKTS DVD GROW
DGRO	ISHARES TR CORE DIV GRWTH
DGRS	WISDOMTREE TR US S CAP DIV GRW
DGRW	WISDOMTREE TR US DIVD GRT FD
DGS	WISDOMTREE TR EMG MKTS SMCAP
DGSE	DGSE COMPANIES INC COM
DGT	SPDR SERIES TRUST GLB DOW ETF
DGX	QUEST DIAGNOSTICS INC COM
DGZ	DEUTSCHE BK AG LDN BRH PS GOLD SH ETN
DHF	DREYFUS HIGH YIELD STRATEGIES SH BEN INT
DHG	DWS HIGH INCOME OPPORT FD INC COM NEW
DHI	D R HORTON INC COM
DHIL	DIAMOND HILL INVESTMENT GROUP COM NEW
DHR	DANAHER CORP DEL COM
DHRM	DEHAIER MEDICAL SYSTEMS LIMITE SHS
DHS	WISDOMTREE TR EQTY INC FD
DHT	DHT HOLDINGS INC SHS NEW
DHX	DICE HLDGS INC COM
DHY	CREDIT SUISSE HIGH YLD BND FD SH BEN INT
DI	PIMCO ETF TR DIV INCOME ETF
DIA	SPDR DOW JONES INDL AVRG ETF UT SER 1
DIG	PROSHARES TR PSHS ULTRA O&G
DIM	WISDOMTREE TR INTL MIDCAP DV
DIN	DINEEQUITY INC COM
DIOD	DIODES INC COM
DIRT	BARCLAYS BK PLC IPTH AGRIC ETN
DIS	DISNEY WALT CO COM DISNEY
DISCA	DISCOVERY COMMUNICATNS NEW COM SER A
DISCB	DISCOVERY COMMUNICATNS NEW COM SER B
DISCK	DISCOVERY COMMUNICATNS NEW COM SER C
DISH	DISH NETWORK CORP CL A
DIT	AMCON DISTRG CO COM NEW
DIV	GLOBAL X FDS GLOBX SUPDV US
DJCI	UBS AG JERSEY BRH DJ COMMD ETN39
DJCO	DAILY JOURNAL CORP COM
DJP	BARCLAYS BK PLC DJUBS CMDT ETN36
DK	DELEK US HLDGS INC COM
DKL	DELEK LOGISTICS PARTNERS LP COM UNT RP INT
DKS	DICKS SPORTING GOODS INC COM
DKT	DEUTSCHE BK CONTINGNT CAP TR V TR PFD SEC 8.05%
DL	CHINA DISTANCE ED HLDGS LTD SPONS ADR

DLA	DELTA APPAREL INC COM
DLB	DOLBY LABORATORIES INC COM
DLBL	BARCLAYS BK PLC 30 YR TREAS BULL
DLBS	BARCLAYS BK PLC 30 YR TREAS BEAR
DLHC	DLH HLDGS CORP COM
DLIA	DELIA'S INC NEW COM
DLN	WISDOMTREE TR LARGECAP DIVID
DLNG	DYNAGAS LNG PARTNERS LP COM UNIT LTD PT
DLPH	DELPHI AUTOMOTIVE PLC SHS
DLR	DIGITAL RLTY TR INC COM
DLR-E	DIGITAL RLTY TR INC PFD-E
DLR-F	DIGITAL RLTY TR INC PFD-F
DLR-G	DIGITAL RLTY TR INC PFD SER G 5.875%
DLR-H	DIGITAL RLTY TR INC PFD SER H
DLS	WISDOMTREE TR INTL SMCAP DIV
DLTR	DOLLAR TREE INC COM
DLX	DELUXE CORP COM
DMB	DREYFUS MUN BD INFRSTRCTR FD SHS
DMD	DEMAND MEDIA INC COM
DMF	DREYFUS MUN INCOME INC COM
DMLP	DORCHESTER MINERALS LP COM UNIT
DMND	DIAMOND FOODS INC COM
DMO	WESTERN ASSET MTG DEF OPPTY FD COM
DMRC	DIGIMARC CORP NEW COM
DNB	DUN & BRADSTREET CORP DEL NEW COM
DNBF	DNB FINL CORP COM
DNDN	DENDREON CORP COM
DNI	DIVIDEND & INCOME FUND COM NEW
DNKN	DUNKIN BRANDS GROUP INC COM
DNL	WISDOMTREE TR GLB EX UD DVD GR
DNN	DENISON MINES CORP COM
DNO	UNITED STS SHORT OIL FD LP UNITS
DNOW	NOW INC COM
DNP	DNP SELECT INCOME FD COM
DNR	DENBURY RES INC COM NEW
DNY	DENALI FD INC COM
DO	DIAMOND OFFSHORE DRILLING INC COM
DOC	PHYSICIANS RLTY TR COM
DOD	DEUTSCHE BK AG LONDON ETN DJ HY 2022
DOG	PROSHARES TR PSHS SHORT DOW30
DOL	WISDOMTREE TR INTL LRGCAP DV
DOM	DOMINION RES BLACK WARRIOR TR UNITS BEN INT
DON	WISDOMTREE TR MIDCAP DIVI FD
DOO	WISDOMTREE TR INTL DIV EX FINL
DOOR	MASONITE INTL CORP NEW COM
DORM	DORMAN PRODUCTS INC COM
DOV	DOVER CORP COM
DOVR	DOVER SADDLERY INC COM
DOW	DOW CHEM CO COM
DOX	AMDOCS LTD SHS
DPD	DOW 30 PREMIUM & DIV INC FD COM
DPG	DUFF & PHELPS GLB UTL INC FD COM
DPK	DIREXION SHS ETF TR DLY DEV MKT BEAR
DPM	DCP MIDSTREAM PARTNERS LP COM UT LTD PTN
DPO	DOW 30SM ENHANCED PREM & INC COM
DPRX	DIPEXIUM PHARMACEUTICALS INC COM
DPS	DR PEPPER SNAPPLE GROUP INC COM
DPU	DEUTSCHE BK AG LDN BRH PS CMDT LG ETN

DPW	DIGITAL PWR CORP COM
DPZ	DOMINOS PIZZA INC COM
DQ	DAQO NEW ENERGY CORP SPNSRD ADR NEW
DRAD	DIGIRAD CORP COM
DRAM	DATARAM CORP COM PAR NEW $1
DRC	DRESSER-RAND GROUP INC COM
DRD	DRDGOLD LIMITED SPON ADR REPSTG
DRE	DUKE REALTY CORP COM NEW
DRE-J	DUKE REALTY CORP PFD 1/10 SER J
DRE-K	DUKE REALTY CORP PFD 1/10 K 6.5
DRE-L	DUKE REALTY CORP PFD 1/10 L 6.6
DRGS	ROYAL BK OF SCOTLAND PLC BIG PHARMA ETN
DRH	DIAMONDROCK HOSPITALITY CO COM
DRI	DARDEN RESTAURANTS INC COM
DRII	DIAMOND RESORTS INTL INC COM
DRIV	DIGITAL RIV INC COM
DRL	DORAL FINL CORP COM PAR 0.01
DRN	DIREXION SHS ETF TR DLY R/E BULL3X
DRNA	DICERNA PHARMACEUTICALS INC COM
DRQ	DRIL-QUIP INC COM
DRR	MORGAN STANLEY SHRT EUR ETN20
DRRX	DURECT CORP COM
DRTX	DURATA THERAPEUTICS INC COM
DRU	DOMINION RES INC VA NEW ENH JR NT A 64
DRV	DIREXION SHS ETF TR DLY R/E BEAR3X
DRW	WISDOMTREE TR GLB EX US RL EST
DRWI	DRAGONWAVE INC COM
DRYS	DRYSHIPS INC SHS
DSCI	DERMA SCIENCES INC COM PAR $.01
DSCO	DISCOVERY LABORATORIES INC NEW COM NEW
DSGX	DESCARTES SYS GROUP INC COM
DSI	ISHARES MSCI KLD400 SOC
DSKX	DS HEALTHCARE GROUP INC COM
DSL	DOUBLELINE INCOME SOLUTIONS FD COM
DSLV	CREDIT SUISSE NASSAU BRH 3X INVERS SILV
DSM	DREYFUS STRATEGIC MUN BD FD COM
DSPG	DSP GROUP INC COM
DSS	DOCUMENT SEC SYS INC COM
DST	DST SYS INC DEL COM
DSU	BLACKROCK DEBT STRAT FD INC COM
DSUM	POWERSHARES ETF TR II ASIA PAC BD PR
DSW	DSW INC CL A
DSWL	DESWELL INDS INC COM
DSX	DIANA SHIPPING INC COM
DSX-B	DIANA SHIPPING INC PERP PFD SER B
DTD	WISDOMTREE TR TOTAL DIVID FD
DTE	DTE ENERGY CO COM
DTF	DTF TAX-FREE INCOME INC COM
DTH	WISDOMTREE TR DEFA EQT INC ETF
DTK	DEUTSCHE BK CONTGNT CAP TR III TR PFD SECS 7.6%
DTLA-	BROOKFIELD DTLA FD OFFICE TR I PFD SER A 7.625%
DTLK	DATALINK CORP COM
DTN	WISDOMTREE TR DIV EX-FINL FD
DTO	DEUTSCHE BK AG LONDON BRH PS CRD OIL ETN
DTQ	DTE ENERGY CO SUB DEB 62
DTSI	DTS INC COM
DTT	DEUTSCHE BANK CAP FDG TR IX PFD 6.625% GTD
DTUL	BARCLAYS BK PLC 2 YR TREAS BULL

DTUS	BARCLAYS BK PLC 2 YR TREAS BEAR
DTV	DIRECTV COM
DTYL	BARCLAYS BK PLC 10 YR TREAS BULL
DTYS	BARCLAYS BK PLC 10 YR TREAS BEAR
DTZ	DTE ENERGY CO JR SB DB6.5%61
DUA	DEUTSCHE BK CAP FDG TR VIII TR PFD SC 6.375%
DUC	DUFF & PHELPS UTIL CORP BD TR COM
DUG	PROSHARES TR ULSHOIL&GASNEW13
DUK	DUKE ENERGY CORP NEW COM NEW
DUKH	DUKE ENERGY CORP NEW JR SUB DEB 73
DUST	DIREXION SHS ETF TR GLD MNRS BEAR 3X
DV	DEVRY ED GROUP INC COM
DVA	DAVITA HEALTHCARE PARTNERS INC COM
DVAX	DYNAVAX TECHNOLOGIES CORP COM
DVCR	DIVERSICARE HEALTHCARE SVCS IN COM
DVD	DOVER MOTORSPORTS INC COM
DVHI	UBS AG LONDON BRH ETRACS DIV HI 43
DVHL	UBS AG LONDON BRH ETRAC MP2X LEV
DVN	DEVON ENERGY CORP NEW COM
DVR	CAL DIVE INTL INC DEL COM
DVY	ISHARES SELECT DIVID ETF
DVYA	ISHARES ASIA/PAC DIV ETF
DVYE	ISHARES EM MKTS DIV ETF
DVYL	UBS AG LONDON BRH ETRACS MP2X DJ
DW	DREW INDS INC COM NEW
DWA	DREAMWORKS ANIMATION SKG INC CL A
DWAQ	POWERSHARES ETF TRUST DYNAMIC OTC PT
DWAS	POWERSHARES ETF TRUST II DWA SC MOMNT PTF
DWCH	DATAWATCH CORP COM NEW
DWM	WISDOMTREE TR DEFA FD
DWRE	DEMANDWARE INC COM
DWSN	DAWSON GEOPHYSICAL CO COM
DWTI	CREDIT SUISSE NASSAU BRH VS 3XINV CRUDE
DWX	SPDR INDEX SHS FDS S&P INTL ETF
DX	DYNEX CAP INC COM NEW
DX-A	DYNEX CAP INC PFD SER A
DX-B	DYNEX CAP INC PFD SER B 7.625%
DXB	DEUTSCHE BK CONTINGENT CAP TR TR PFD SEC 6.55%
DXCM	DEXCOM INC COM
DXD	PROSHARES TR PSHS ULDOW30 NEW
DXGE	WISDOMTREE TR GERMANY HEDEQ FD
DXJ	WISDOMTREE TR JAPN HEDGE EQT
DXJC	WISDOMTREE TR JAPAN CP GOODS
DXJF	WISDOMTREE TR JAPAN HDG FINL
DXJH	WISDOMTREE TR JAP HD HLTH CR
DXJR	WISDOMTREE TR JAPAN HD RL ES
DXJS	WISDOMTREE TR JPN SCAP HDG EQT
DXJT	WISDOMTREE TR JP TECH MEDIA
DXKW	WISDOMTREE TR KOREA HEDG EQT
DXLG	DESTINATION XL GROUP INC COM
DXM	DEX MEDIA INC NEW COM
DXPE	DXP ENTERPRISES INC NEW COM NEW
DXPS	WISDOMTREE TR UK HEDG EQT FD
DXR	DAXOR CORP COM
DXYN	DIXIE GROUP INC CL A
DY	DYCOM INDS INC COM
DYAX	DYAX CORP COM
DYN	DYNEGY INC NEW DEL COM

DYN+	DYNEGY INC NEW DEL WT EXP 100217
DYNT	DYNATRONICS CORP COM NEW
DYSL	DYNASIL CORP AMER COM
DYY	DEUTSCHE BK AG LDN BRH PS CMDT DL ETN
DZK	DIREXION SHS ETF TR DLY DEV MKT BULL
DZZ	DEUTSCHE BK AG LDN BRH PS GOLD DS ETN
E	ENI S P A SPONSORED ADR
EA	ELECTRONIC ARTS INC COM
EAA	ENTERGY ARK INC 1ST MTG BD
EAB	ENTERGY ARK INC 1MTG BD 52
EAC	ERICKSON INC COM
EAD	WELLS FARGO ADVANTAGE INCOME COM SHS
EAE	ENTERGY ARK INC 1STMTG BD4.75%63
EAGL	SILVER EAGLE ACQUISITION CORP COM
EAGLU	SILVER EAGLE ACQUISITION CORP UNIT 1 000018
EAGLW	SILVER EAGLE ACQUISITION CORP WT EXP 072620
EARN	ELLINGTON RESIDENTIAL MTG REIT COM SHS BEN INT
EAT	BRINKER INTL INC COM
EBAY	EBAY INC COM
EBF	ENNIS INC COM
EBIO	ELEVEN BIOTHERAPEUTICS INC COM
EBIX	EBIX INC COM NEW
EBMT	EAGLE BANCORP MONT INC COM
EBND	SPDR SERIES TRUST BRCLY EM LOCL
EBR	CENTRAIS ELETRICAS BRASILEIRAS SPONSORED ADR
EBR.B	CENTRAIS ELETRICAS BRASILEIRAS SPON ADR PFD B
EBS	EMERGENT BIOSOLUTIONS INC COM
EBSB	MERIDIAN INTERSTAT BANCORP INC COM
EBTC	ENTERPRISE BANCORP INC MASS COM
EC	ECOPETROL S A SPONSORED ADS
ECA	ENCANA CORP COM
ECB	CITIGROUP FDG INC ELKS11.75% DE9
ECF	ELLSWORTH FUND LTD COM
ECH	ISHARES MSCI CH CAP ETF
ECHO	ECHO GLOBAL LOGISTICS INC COM
ECL	ECOLAB INC COM
ECNS	ISHARES TR CHINA SM-CAP ETF
ECOL	US ECOLOGY INC COM
ECOM	CHANNELADVISOR CORP COM
ECON	EGA EMERGING GLOBAL SHS TR EGS EMKTCONS ETF
ECPG	ENCORE CAP GROUP INC COM
ECR	ECLIPSE RES CORP COM
ECT	ECA MARCELLUS TR I COM UNIT
ECTE	ECHO THERAPEUTICS INC COM NEW
ECYT	ENDOCYTE INC COM
ED	CONSOLIDATED EDISON INC COM
EDAP	EDAP TMS S A SPONSORED ADR
EDC	DIREXION SHS ETF TR DLY EMRGMKT BULL
EDD	MORGAN STANLEY EM MKTS DM DEBT COM
EDE	EMPIRE DIST ELEC CO COM
EDF	STONE HBR EMERG MRKTS INC FD COM
EDGW	EDGEWATER TECHNOLOGY INC COM
EDI	STONE HBR EMERG MKTS TL INC FD COM
EDIV	SPDR INDEX SHS FDS S&P EM MKT DIV
EDMC	EDUCATION MGMT CORP NEW COM
EDN	EMPRESA DIST Y COMERCIAL NORTE SPON ADR
EDOG	ALPS ETF TR EM SECT DIV DG
EDR	EDUCATION RLTY TR INC COM

EDS	EXCEED COMPANY LTD SHS
EDU	NEW ORIENTAL ED & TECH GRP INC SPON ADR
EDUC	EDUCATIONAL DEV CORP COM
EDV	VANGUARD WORLD FD EXTENDED DUR
EDZ	DIREXION SHS ETF TR DLY EMKT 3X NEW
EE	EL PASO ELEC CO COM NEW
EEA	EUROPEAN EQUITY FUND COM
EEB	CLAYMORE EXCHANGE TRD FD TR GUGG BRIC ETF
EEFT	EURONET WORLDWIDE INC COM
EEH	SWEDISH EXPT CR CORP ELEMENT USETN22
EEHB	POWERSHARES ETF TR II S&P EMRGHIBETA
EEI	ECOLOGY & ENVIRONMENT INC CL A
EELV	POWERSHARES ETF TR II EM MRK LOW VOL
EEM	ISHARES MSCI EMG MKT ETF
EEMA	ISHARES MSCI EM ASIA ETF
EEME	ISHARES MSCI EM EMEA ETF
EEML	ISHARES TR MSCI EMK LAT ETF
EEMS	ISHARES EM MKT SM-CP ETF
EEMV	ISHARES EM MK MINVOL ETF
EEP	ENBRIDGE ENERGY PARTNERS L P COM
EEQ	ENBRIDGE ENERGY MANAGEMENT LLC SHS UNITS LLI
EES	WISDOMTREE TR SMLCAP EARN FD
EET	PROSHARES TR MSCI EMRG ETF
EEV	PROSHARES TR SHT MSCI NEW
EFA	ISHARES MSCI EAFE ETF
EFAV	ISHARES TR EAFE MIN VOL ETF
EFC	ELLINGTON FINANCIAL LLC COM
EFF	EATON VANCE FLTG RATE INCOM FD COM SHS BEN INT
EFG	ISHARES EAFE GRWTH ETF
EFII	ELECTRONICS FOR IMAGING INC COM
EFM	ENTERGY MISS INC 1ST MTG BD 40
EFO	PROSHARES TR ULTR MSCI ETF
EFR	EATON VANCE SR FLTNG RTE TR COM
EFSC	ENTERPRISE FINL SVCS CORP COM
EFT	EATON VANCE FLTING RATE INC TR COM
EFU	PROSHARES TR ULSH MSCIEAF NEW
EFUT	E FUTURE INFORMATION TECH INC SHS
EFV	ISHARES EAFE VALUE ETF
EFX	EQUIFAX INC COM
EFZ	PROSHARES TR PSHS SH MSCI EAF
EGAN	EGAIN CORP COM NEW
EGAS	GAS NAT INC COM
EGBN	EAGLE BANCORP INC MD COM
EGF	BLACKROCK ENHANCED GOVT FD INC COM
EGHT	8X8 INC NEW COM
EGI	ENTREE GOLD INC COM
EGL	ENGILITY HLDGS INC COM
EGLE	EAGLE BULK SHIPPING INC SHS NEW
EGLT	EGALET CORP COM
EGN	ENERGEN CORP COM
EGO	ELDORADO GOLD CORP NEW COM
EGOV	NIC INC COM
EGP	EASTGROUP PPTY INC COM
EGPT	MARKET VECTORS ETF TR EGYPT INDX ETF
EGRW	ISHARES MSCI EMK GRW ETF
EGRX	EAGLE PHARMACEUTICALS INC COM
EGT	ENTERTAINMENT GAMING ASIA INC COM NEW
EGY	VAALCO ENERGY INC COM NEW

EHI	WESTERN ASSET GLB HI INCOME FD COM
EHTH	EHEALTH INC COM
EIA	EATON VANCE CALIF MUN BD FD II COM
EIDO	ISHARES TR MSCI INDONIA ETF
EIG	EMPLOYERS HOLDINGS INC COM
EIGI	ENDURANCE INTL GROUP HLDGS INC COM
EIM	EATON VANCE MUN BD FD COM
EIO	EATON VANCE OHIO MUN BD FD COM
EIP	EATON VANCE PA MUN BD FD COM
EIRL	ISHARES TR IRELAND CAPD ETF
EIS	ISHARES MSCI ISR CAP ETF
EIV	EATON VANCE MUN BD FD II COM
EIX	EDISON INTL COM
EJ	E HOUSE CHINA HLDGS LTD ADR
EL	LAUDER ESTEE COS INC CL A
ELA	ENTERGY LA LLC 1ST MTG BD SER
ELB	ENTERGY LA LLC 1ST MTG BD
ELD	WISDOMTREE TR EM LCL DEBT FD
ELGX	ENDOLOGIX INC COM
ELJ	ENTERGY LA LLC 1ST MTG5.25%52
ELLI	ELLIE MAE INC COM
ELLO	ELLOMAY CAPITAL LIMITED SHS
ELMD	ELECTROMED INC COM
ELNK	EARTHLINK HLDGS CORP COM
ELON	ECHELON CORP COM
ELOS	SYNERON MEDICAL LTD ORD SHS
ELP	COMPANHIA PARANAENSE ENERG COP SPON ADR PFD
ELRC	ELECTRO RENT CORP COM
ELS	EQUITY LIFESTYLE PPTYS INC COM
ELS-C	EQUITY LIFESTYLE PPTYS INC DEP SH REP PFD
ELSE	ELECTRO-SENSORS INC COM
ELTK	ELTEK LTD ORD
ELU	ENTERGY LA LLC 1ST MTG BD
ELX	EMULEX CORP COM NEW
ELY	CALLAWAY GOLF CO COM
EMAG	MARKET VECTORS ETF TR EMKT AGGR BD ETF
EMAN	EMAGIN CORP COM NEW
EMB	ISHARES JP MOR EM MK ETF
EMBB	SPDR INDEX SHS FDS SPDR MSCI BEYOND
EMC	E M C CORP MASS COM
EMCB	WISDOMTREE TR WSDM EMKTBD FD
EMCD	SPDR SER TR SPDR BOFA ML
EMCF	EMCLAIRE FINL CORP COM
EMCG	WISDOMTREE TR E MKTS CNSMR GR
EMCI	EMC INS GROUP INC COM
EMCR	EGA EMERGING GLOBAL SHS TR EGSHS EMKTSCOR
EMD	WESTERN ASSET EMRG MKT INCM FD COM
EMDD	EGA EMERGING GLOBAL SHS TR EGSHARE EM DOM
EMDG	EGA EMERGING GLOBAL SHS TR EGSHS E MKTS DIV
EMDI	ISHARES EMK CNSM DIS ETF
EMDR	ALPS ETF TR VELOCSHS EMKTS
EME	EMCOR GROUP INC COM
EMES	EMERGE ENERGY SVCS LP COM REP PARTN
EMEY	ISHARES EMK ENG CAPP ETF
EMF	TEMPLETON EMERGING MKTS FD INC COM
EMFM	GLOBAL X FDS GLB X NXT EMRG
EMFN	ISHARES MSCI EMK FNL ETF
EMFT	SPDR INDEX SHS FDS MSCI EM50 ETF

EMHD	EGA EMERGING GLOBAL SHS TR EGSHS EM DV HIIN
EMI	EATON VANCE MI MUNI INCOME TR SH BEN INT
EMIF	ISHARES EMGR MKT INF ETF
EMITF	ELBIT IMAGING LTD ORD SHS
EMJ	EATON VANCE N J MUN BD FD COM
EMKR	EMCORE CORP COM NEW
EML	EASTERN CO COM
EMLB	BARCLAYS BK PLC IPATH EMERG ETN
EMLC	MARKET VECTORS ETF TR EM LC CURR DBT
EMLP	FIRST TR EXCHANGE TRADED FD IV NO AMER ENERGY
EMMS	EMMIS COMMUNICATIONS CORP CL A
EMMSP	EMMIS COMMUNICATIONS CORP PFD CV SER A
EMMT	ISHARES MSCI EMK MAT ETF
EMN	EASTMAN CHEM CO COM
EMO	CLEARBRIDGE ENERGY MLP OPP FD COM
EMQ	ENTERGY MISS INC MTG 1ST BDS 6%
EMR	EMERSON ELEC CO COM
EMSA	BARCLAYS BK PLC MSCI EMER SH ETN
EMXX	EURASIAN MINERALS INC COM
EMZ	ENTERGY MISS INC 1ST MTG BD
ENB	ENBRIDGE INC COM
ENBL	ENABLE MIDSTREAM PARTNERS LP COM UNIT RP IN
END	ENDEAVOUR INTL CORP COM NEW
ENDP	ENDO INTL PLC SHS
ENFR	ALPS ETF TR ALERIAN ENERGY
ENG	ENGLOBAL CORP COM
ENGN	ISHARES TR INDS BD ETF
ENH	ENDURANCE SPECIALTY HLDGS LTD SHS
ENH-A	ENDURANCE SPECIALTY HLDGS LTD PFD SER A
ENH-B	ENDURANCE SPECIALTY HLDGS LTD PFD-B
ENI	ENERSIS S A SPONSORED ADR
ENJ	ENTERGY NEW ORLEANS INC 1ST MTG 5% 52
ENJR	ENERJEX RESOURCES INC
ENL	REED ELSEVIER N V SPONS ADR NEW
ENLC	ENLINK MIDSTREAM LLC COM UNIT REP LTD
ENLK	ENLINK MIDSTREAM PARTNERS LP COM UNIT REP LTD
ENOC	ENERNOC INC COM
ENPH	ENPHASE ENERGY INC COM
ENR	ENERGIZER HLDGS INC COM
ENRJ	ENERJEX RESOURCES INC COM PAR $0.001
ENRJ-	ENERJEX RESOURCES INC RED PFD SER A
ENS	ENERSYS COM
ENSG	ENSIGN GROUP INC COM
ENSV	ENSERVCO CORP COM
ENT	GLOBAL EAGLE ENTMT INC COM
ENTA	ENANTA PHARMACEUTICALS INC COM
ENTG	ENTEGRIS INC COM
ENTR	ENTROPIC COMMUNICATIONS INC COM
ENV	ENVESTNET INC COM
ENVE	ENVENTIS CORP COM
ENVI	ENVIVIO INC COM
ENX	EATON VANCE NEW YORK MUN BD FD COM
ENY	CLAYMORE EXCHANGE TRD FD TR 2 GUGG CA ENRG INC
ENZ	ENZO BIOCHEM INC COM
ENZL	ISHARES NW ZEALND CP ETF
ENZN	ENZON PHARMACEUTICALS INC COM
ENZY	ENZYMOTEC LTD SHS
EOC	EMPRESA NACIONAL DE ELCTRCIDAD SPONSORED ADR

EOD	WELLS FARGO ADV GLB DIV OPP FD COM
EOG	EOG RES INC COM
EOI	EATON VANCE ENHANCED EQ INC FD COM
EOPN	E2OPEN INC COM
EOS	EATON VANCE ENH EQTY INC FD II COM
EOT	EATON VANCE NATL MUN OPPORT TR COM SHS
EOX	EMERALD OIL INC COM NEW
EP-C	EL PASO ENERGY CAP TR I PFD CV TR SECS
EPAM	EPAM SYS INC COM
EPAX	AMBASSADORS GROUP INC COM
EPAY	BOTTOMLINE TECH DEL INC COM
EPB	EL PASO PIPELINE PARTNERS L P COM UNIT LPI
EPD	ENTERPRISE PRODS PARTNERS L P COM
EPE	EP ENERGY CORP CL A
EPHE	ISHARES TR MSCI PHILIPS ETF
EPI	WISDOMTREE TR INDIA ERNGS FD
EPIQ	EPIQ SYS INC COM
EPM	EVOLUTION PETROLEUM CORP COM
EPM-A	EVOLUTION PETROLEUM CORP PFD-A 8.5%
EPOL	ISHARES TR MSCI POL CAP ETF
EPP	ISHARES MSCI PAC JP ETF
EPR	EPR PPTYS COM SH BEN INT
EPR-C	EPR PPTYS PFD C CNV 5.75%
EPR-E	EPR PPTYS CONV PFD 9% SR E
EPR-F	EPR PPTYS PFD SER F %
EPRO	ADVISORSHARES TR ADVISORSHS EQPRO
EPS	WISDOMTREE TR EARNING 500 FD
EPU	ISHARES ALL PERU CAP ETF
EPV	PROSHARES TR ULTSHT FTSE EURO
EPZM	EPIZYME INC COM
EQIX	EQUINIX INC COM NEW
EQL	ALPS ETF TR EQUAL SEC ETF
EQLT	ALPS ETF TR WRKPLC EQL PRT
EQM	EQT MIDSTREAM PARTNERS LP UNIT LTD PARTN
EQR	EQUITY RESIDENTIAL SH BEN INT
EQS	EQUUS TOTAL RETURN INC COM
EQT	EQT CORP COM
EQU	EQUAL ENERGY LTD COM
EQY	EQUITY ONE COM
ERA	ERA GROUP INC COM
ERB	ERBA DIAGNOSTICS COM
ERC	WELLS FARGO ADVANTAGE MULTI COM SHS
ERF	ENERPLUS CORP COM
ERH	WELLS FARGO ADVANTAGE UTILS COM
ERIC	ERICSSON ADR B SEK 10
ERIE	ERIE INDTY CO CL A
ERII	ENERGY RECOVERY INC COM
ERJ	EMBRAER S A SP ADR REP 4 COM
ERO	BARCLAYS BK PLC IP EUR/USD ETN
EROC	EAGLE ROCK ENERGY PARTNERS LP UNIT
EROS	EROS INTL PLC SHS NEW
ERS	EMPIRE RES INC DEL COM
ERUS	ISHARES TR MSCI RUSSIA CAP
ERW	EXCHANGE TRADED CONCEPTS TR VELOSH EQL RSK W
ERX	DIREXION SHS ETF TR DLY ENRGY BULL3X
ERY	DIREXION SHS ETF TR DLY ENERBR3X NEW
ESBA	EMPIRE ST RLTY OP L P UNIT LTD PRTNSP
ESBF	ESB FINL CORP COM

ESBK	ELMIRA SVGS BK ELMIRA N Y COM
ESC	EMERITUS CORP COM
ESCA	ESCALADE INC COM
ESCR	ESCALERA RES CO COM
ESCRP	ESCALERA RES CO PFD SER A
ESD	WESTERN ASSET EMRG MKT DEBT FD COM
ESE	ESCO TECHNOLOGIES INC COM
ESEA	EUROSEAS LTD COM NEW
ESGR	ENSTAR GROUP LIMITED SHS
ESI	ITT EDUCATIONAL SERVICES INC COM
ESIO	ELECTRO SCIENTIFIC INDS COM
ESL	ESTERLINE TECHNOLOGIES CORP COM
ESLT	ELBIT SYS LTD ORD
ESMC	ESCALON MED CORP COM NEW
ESNT	ESSENT GROUP LTD COM
ESP	ESPEY MFG & ELECTRS CORP COM
ESPR	ESPERION THERAPEUTICS INC NEW COM
ESR	ISHARES EM EAST EURO ETF
ESRT	EMPIRE ST RLTY TR INC CL A
ESRX	EXPRESS SCRIPTS HLDG CO COM
ESS	ESSEX PPTY TR INC COM
ESS-H	ESSEX PPTY TR INC PFD SER H
ESSA	ESSA BANCORP INC COM
ESSX	ESSEX RENT CORP COM
ESTE	EARTHSTONE ENERGY INC COM NEW
ESV	ENSCO PLC SHS CLASS A
ESXB	COMMUNITY BANKERS TR CORP COM
ESYS	ELECSYS CORP COM
ETAK	ELEPHANT TALK COMM CORP COM NEW
ETB	EATON VANCE TAX MNGED BUY WRIT COM
ETE	ENERGY TRANSFER EQUITY L P COM UT LTD PTN
ETF	ABERDEEN EMERGING MKTS SMALLER COM
ETFC	E TRADE FINANCIAL CORP COM NEW
ETG	EATON VANCE TX ADV GLBL DIV FD COM
ETH	ETHAN ALLEN INTERIORS INC COM
ETJ	EATON VANCE RISK MNGD DIV EQTY COM
ETM	ENTERCOM COMMUNICATIONS CORP CL A
ETN	EATON CORP PLC SHS
ETO	EATON VANCE TX ADV GLB DIV OP COM
ETP	ENERGY TRANSFER PRTNRS L P UNIT LTD PARTN
ETR	ENTERGY CORP NEW COM
ETRM	ENTEROMEDICS INC COM NEW
ETV	EATON VANCE TX MNG BY WRT OPP COM
ETW	EATON VANCE TXMGD GL BUYWR OPP COM
ETX	EATON VANCE MUN INCOME TERM TR SHS
ETY	EATON VANCE TX MGD DIV EQ INCM COM
EU	WISDOMTREE TR EURO DEBT FUND
EUDG	WISDOMTREE TR EURO DIV GRWTH
EUFN	ISHARES MSCI EURO FL ETF
EUFX	PROSHARES TR II PROSHS SHT EUR
EUM	PROSHARES TR PSHS SH MSCI EMR
EUMV	ISHARES TR EURO MIN VOL
EUO	PROSHARES TR II ULTRASHRT EURO
EURL	DIREXION SHS ETF TR DLY FTS BUL 3X
EURZ	DIREXION SHS ETF TR DL FTSE BEA 3X
EUSA	ISHARES MSCI USA ETF
EV	EATON VANCE CORP COM NON VTG
EVAL	ISHARES MSCI EM VAL ETF

EVAR	LOMBARD MED INC COM
EVBN	EVANS BANCORP INC COM NEW
EVBS	EASTERN VA BANKSHARES INC COM
EVC	ENTRAVISION COMMUNICATIONS CP CL A
EVDY	EVERYDAY HEALTH INC COM
EVEP	EV ENERGY PARTNERS LP COM UNITS
EVER	EVERBANK FINL CORP COM
EVER-A	EVERBANK FINL CORP DEP1/1000 PF A
EVF	EATON VANCE SR INCOME TR SH BEN INT
EVG	EATON VANCE SH TM DR DIVR INCM COM
EVGN	EVOGENE LTD SHS
EVHC	ENVISION HEALTHCARE HLDGS INC COM
EVI	ENVIROSTAR INC COM
EVJ	EATON VANCE NJ MUNI INCOME TR SH BEN INT
EVK	EVER GLORY INTL GRP INC COM NEW
EVM	EATON VANCE CALIF MUN BD FD COM
EVN	EATON VANCE MUNI INCOME TRUST SH BEN INT
EVO	EATON VANCE OH MUNI INCOME TR SH BEN INT
EVOK	EVOKE PHARMA INC COM
EVOL	EVOLVING SYS INC COM NEW
EVP	EATON VANCE PA MUNI INCOME TR SH BEN INT
EVR	EVERCORE PARTNERS INC CLASS A
EVRY	EVRYWARE GLOBAL INC COM
EVT	EATON VANCE TAX ADVT DIV INCM COM
EVTC	EVERTEC INC COM
EVV	EATON VANCE LTD DUR INCOME FD COM
EVX	MARKET VECTORS ETF TR MV ENVIR SVCS
EVY	EATON VANCE NY MUNI INCOME TR SH BEN INT
EW	EDWARDS LIFESCIENCES CORP COM
EWA	ISHARES MSCI AUST ETF
EWBC	EAST WEST BANCORP INC COM
EWC	ISHARES MSCI CDA ETF
EWD	ISHARES MSCI SWEDEN ETF
EWEM	RYDEX ETF TRUST GUG MSCI EMKT EQ
EWG	ISHARES MSCI GERMANY ETF
EWH	ISHARES MSCI HONG KG ETF
EWHS	ISHARES TR HK SM CP ETF
EWI	ISHARES MSCI ITALCPD ETF
EWJ	ISHARES MSCI JAPAN ETF
EWK	ISHARES BELGIUM CAPD ETF
EWL	ISHARES MSCI SZ CAP ETF
EWM	ISHARES MSCI MALAYSI ETF
EWN	ISHARES MSCI NETHERL ETF
EWO	ISHARES AUSTRIA CAPD ETF
EWP	ISHARES MSCI SPAN CP ETF
EWQ	ISHARES MSCI FRANCE ETF
EWRI	RYDEX ETF TRUST GUG RUSS1000 EQL
EWRM	RYDEX ETF TRUST GUG RUSS MCP EQL
EWRS	RYDEX ETF TRUST GUG RUSS2000 EQL
EWS	ISHARES MSCI SINGAP ETF
EWSS	ISHARES TR SINGPRE SMCP ETF
EWT	ISHARES MSCI TAIWAN ETF
EWU	ISHARES MSCI UK ETF
EWV	PROSHARES TR ULTSHT MSCI JAP
EWW	ISHARES MSCI MEX CAP ETF
EWX	SPDR INDEX SHS FDS S&P EMKTSC ETF
EWY	ISHARES MSCI STH KOR ETF
EWZ	ISHARES MSCI BRZ CAP ETF

EWZS	ISHARES BRAZIL SM-CP ETF
EXA	EXA CORP COM
EXAC	EXACTECH INC COM
EXAM	EXAMWORKS GROUP INC COM
EXAR	EXAR CORP COM
EXAS	EXACT SCIENCES CORP COM
EXC	EXELON CORP COM
EXD	EATON VANCE TAX-ADV BD & OPTN COM SH BEN INT
EXE	CREXENDO INC COM
EXEL	EXELIXIS INC COM
EXFO	EXFO INC SUB VTG SHS
EXG	EATON VANCE TAX MNGD GBL DV EQ COM
EXH	EXTERRAN HLDGS INC COM
EXI	ISHARES GLOB INDSTRL ETF
EXK	ENDEAVOUR SILVER CORP COM
EXL	EXCEL TR INC COM
EXL-B	EXCEL TR INC PFD-B
EXLP	EXTERRAN PARTNERS LP COM UNITS
EXLS	EXLSERVICE HOLDINGS INC COM
EXP	EAGLE MATERIALS INC COM
EXPD	EXPEDITORS INTL WASH INC COM
EXPE	EXPEDIA INC DEL COM NEW
EXPO	EXPONENT INC COM
EXPR	EXPRESS INC COM
EXR	EXTRA SPACE STORAGE INC COM
EXT	WISDOMTREE TR TTL EARNING FD
EXTR	EXTREME NETWORKS INC COM
EXXI	ENERGY XXI BERMUDA LTD USD UNRS SHS
EZA	ISHARES MSCI STH AFR ETF
EZCH	EZCHIP SEMICONDUCTOR LIMITED ORD
EZJ	PROSHARES TR UL MSCI JP ETF
EZM	WISDOMTREE TR MDCP EARN FUND
EZPW	EZCORP INC CL A NON VTG
EZT	ENTERGY TEXAS INC 1ST MTG BD 64
EZU	ISHARES EMU ETF
EZY	WISDOMTREE TR LRGECP VALUE FD
F	FORD MTR CO DEL COM PAR $0.01
FAB	FIRST TR MULTI CP VAL ALPHA FD COM SHS
FAC	FIRST ACCEPTANCE CORP COM
FAD	FIRST TR MULTI CAP VALUE ALPHA COM SHS
FAF	FIRST AMERN FINL CORP COM
FALC	FALCONSTOR SOFTWARE INC COM
FAM	FIRST TR ABERDEEN GLBL OPP FD COM SHS
FAN	FIRST TR ISE GLB WIND ENRG ETF COM SHS
FANG	DIAMONDBACK ENERGY INC COM
FARM	FARMER BROS CO COM
FARO	FARO TECHNOLOGIES INC COM
FAS	DIREXION SHS ETF TR DLY FIN BULL NEW
FAST	FASTENAL CO COM
FATE	FATE THERAPEUTICS INC COM
FAUS	FIRST TR EXCH TRD ALPHA FD II AUSTRALIA ALPH
FAV	FIRST TR DIVIDEND INCOME FD COM
FAX	ABERDEEN ASIA PACIFIC INCOM FD COM
FAZ	DIREXION SHS ETF TR DLYFINBEAR3X NEW
FB	FACEBOOK INC CL A
FBC	FLAGSTAR BANCORP INC COM PAR .001
FBG	UBS AG LONDON BRH GROWTH RUSS LK22
FBGX	UBS AG LONDON BRH EN LG CP GRWTH

FBHS	FORTUNE BRANDS HOME & SEC INC COM
FBIZ	FIRST BUS FINL SVCS INC WIS COM
FBMS	FIRST BANCSHARES INC MS COM
FBNC	FIRST BANCORP N C COM
FBNK	FIRST CONN BANCORP INC MD COM
FBP	FIRST BANCORP P R COM NEW
FBR	FIBRIA CELULOSE S A SP ADR REP COM
FBRC	FBR & CO COM NEW
FBS-A	FIRST PFD CAP TR IV PFD TR 8.15%
FBSS	FAUQUIER BANKSHARES INC VA COM
FBT	FIRST TR EXCHANGE TRADED FD NY ARCA BIOTECH
FBZ	FIRST TR EXCH TRD ALPHA FD II BRAZIL ALPHA
FC	FRANKLIN COVEY CO COM
FCA	FIRST TR EXCH TRD ALPHA FD II CHINA ALPHADEX
FCAN	FIRST TR EXCH TRD ALPHA FD II CANADA ALPHA
FCAP	FIRST CAPITAL INC COM
FCBC	FIRST CMNTY BANCSHARES INC NEV COM
FCCO	FIRST CMNTY CORP S C COM
FCCY	1ST CONSTITUTION BANCORP COM
FCE.A	FOREST CITY ENTERPRISES INC CL A
FCE.B	FOREST CITY ENTERPRISES INC CL B CONV
FCEL	FUELCELL ENERGY INC COM
FCF	FIRST COMWLTH FINL CORP PA COM
FCFS	FIRST CASH FINL SVCS INC COM
FCG	FIRST TR ISE REVERE NAT GAS IN COM
FCH	FELCOR LODGING TR INC COM
FCH-A	FELCOR LODGING TR INC PFD CV A $1.95
FCH-C	FELCOR LODGING TR INC PFD 1/100 C 8%
FCHI	ISHARES FTSE CHINA ETF
FCLF	FIRST CLOVER LEAF FIN CORP COM
FCN	FTI CONSULTING INC COM
FCNCA	FIRST CTZNS BANCSHARES INC N C CL A
FCO	ABERDEEN GLOBAL INCOME FD INC COM
FCOM	FIDELITY TELECOMM SVCS
FCS	FAIRCHILD SEMICONDUCTOR INTL COM
FCSC	FIBROCELL SCIENCE INC COM NEW
FCT	FIRST TR SR FLG RTE INCM FD II COM
FCTY	1ST CENTURY BANCSHARES INC COM
FCVA	FIRST CAPITAL BANCORP VA COM
FCX	FREEPORT-MCMORAN COPPER & GOLD COM
FCZA	FIRST CTZNS BANC CORP COM NO PAR
FCZAP	FIRST CTZNS BANC CORP 6.50% PFD SER B
FDD	FIRST TR STOXX EURO DIV FD COMMON SHS
FDEF	FIRST DEFIANCE FINL CORP COM
FDI	FORT DEARBORN INCOME SECS INC COM
FDIS	FIDELITY MSCI CONSM DIS
FDL	FIRST TR MORNINGSTAR DIV LEADR SHS
FDM	FIRST TR DJS MICROCAP INDEX FD COM SHS ANNUAL
FDML	FEDERAL MOGUL HOLDINGS CORP COM
FDN	FIRST TR EXCHANGE TRADED FD DJ INTERNT IDX
FDO	FAMILY DLR STORES INC COM
FDP	FRESH DEL MONTE PRODUCE INC ORD
FDS	FACTSET RESH SYS INC COM
FDT	FIRST TR EXCH TRD ALPHA FD II DEV MRK EX US
FDTS	FIRST TR EXCH TRD ALPHA FD II EX US SML CP
FDUS	FIDUS INVT CORP COM
FDX	FEDEX CORP COM
FE	FIRSTENERGY CORP COM

FEEU	BARCLAYS BK PLC BARC ETN EUR50
FEFN	ISHARES MSCI FAREAST ETF
FEI	FIRST TR MLP & ENERGY INCOME COM
FEIC	FEI CO COM
FEIM	FREQUENCY ELECTRS INC COM
FELE	FRANKLIN ELEC INC COM
FELP	FORESIGHT ENERGY LP COM UNT RP INT
FEM	FIRST TR EXCH TRD ALPHA FD II EMERG MKT ALPH
FEMS	FIRST TR EXCH TRD ALPHA FD II EM SML CP ALPH
FEN	FIRST TR ENERGY INCOME & GRW COM
FENG	PHOENIX NEW MEDIA LTD SPONSORED ADS
FENY	FIDELITY MSCI ENERGY IDX
FEO	FIRST TR/ABERDEEN EMERG OPT FD COM
FEP	FIRST TR EXCH TRD ALPHA FD II EUROPE ALPHA
FES	FORBES ENERGY SVCS LTD COM
FET	FORUM ENERGY TECHNOLOGIES INC COM
FEU	SPDR INDEX SHS FDS STOXX EUR 50 ETF
FEX	FIRST TR LRGE CP CORE ALPHA FD COM SHS
FEYE	FIREEYE INC COM
FEZ	SPDR INDEX SHS FDS EURO STOXX 50
FF	FUTUREFUEL CORPORATION COM
FFA	FIRST TR ENHANCED EQTY INC FD COM
FFBC	FIRST FINL BANCORP OH COM
FFBCW	FIRST FINL BANCORP OH WT EXP 122318
FFC	FLAHERTY&CRMN PFD SEC INCOM FD COM
FFCO	FEDFIRST FINL CORP NEW COM
FFG	FBL FINL GROUP INC CL A
FFHL	FUWEI FILMS HLDGS CO LTD SHS
FFIC	FLUSHING FINL CORP COM
FFIN	FIRST FINL BANKSHARES COM
FFIV	F5 NETWORKS INC COM
FFKT	FARMERS CAP BK CORP COM
FFKY	FIRST FINL SVC CORP COM
FFNM	FIRST FED NORTHN MICH BANCORP COM
FFNW	FIRST FINANCIAL NORTHWEST INC COM
FFR	FIRST TR FTSE EPRA/NAREIT DEVL COM
FGB	FIRST TRUST SPECIALTY FINANCE COM BEN INTR
FGD	FIRST TR EXCHANGE TRADED FD II DJ GLBL DIVID
FGL	FIDELITY & GTY LIFE COM
FGM	FIRST TR EXCH TRD ALPHA FD II GERMANY ALPHA
FGP	FERRELLGAS PARTNERS L.P. UNIT LTD PART
FHCO	FEMALE HEALTH CO COM
FHK	FIRST TR EXCH TRD ALPHA FD II HONG KONG ALPH
FHLC	FIDELITY MSCI HLTH CARE I
FHN	FIRST HORIZON NATL CORP COM
FHN-A	FIRST HORIZON NATL CORP DEPOSITARY SHS
FHY	FIRST TR STRATEGIC HIGH INC FD COM SHS NEW
FI	FRANKS INTL N V COM
FIBG	CREDIT SUISSE AG NASSAU BRH BG CP GRTH ETN
FIBK	FIRST INTST BANCSYSTEM INC COM CL A
FICO	FAIR ISAAC CORP COM
FIDU	FIDELITY MSCI INDL INDX
FIEG	DEUTSCHE BK AG LONDON BRH FI ENH GL0BAL HY
FIEU	CREDIT SUISSE NASSAU BRH ETN STOXX EUR 50
FIF	FIRST TR ENERGY INFRASTRCTR FD COM
FIG	FORTRESS INVESTMENT GROUP LLC CL A
FIGY	BARCLAYS BK PLC BARC YLD ETN LKD
FII	FEDERATED INVS INC PA CL B

FILL	ISHARES GLB ENR PROD ETF
FINF	PROSHARES TR SHT 30YR TIPS
FINL	FINISH LINE INC CL A
FINU	PROSHARES TR ULTRAPRO FINLS
FINZ	PROSHARES TR UL PROSHTFIN NEW
FIO	FUSION-IO INC COM
FIS	FIDELITY NATL INFORMATION SVCS COM
FISH	MARLIN MIDSTREAM PARTNERS LP COM UTLTD PTN IN
FISI	FINANCIAL INSTNS INC COM
FISK	EMPIRE ST RLTY OP L P UNIT LTD PRT 250
FISV	FISERV INC COM
FITB	FIFTH THIRD BANCORP COM
FITBI	FIFTH THIRD BANCORP DEP 1/1000 PFD
FIVE	FIVE BELOW INC COM
FIVN	FIVE9 INC COM
FIVZ	PIMCO ETF TR 3-7YR US TREAS
FIW	FIRST TR ISE WATER INDEX FD COM
FIX	COMFORT SYS USA INC COM
FIZZ	NATIONAL BEVERAGE CORP COM
FJP	FIRST TR EXCH TRD ALPHA FD II JAPAN ALPHADEX
FKO	FIRST TR EXCH TRD ALPHA FD II STH KOREA ALPH
FKU	FIRST TR EXCH TRD ALPHA FD II UNIT KING ALPH
FL	FOOT LOCKER INC COM
FLAG	EXCHANGE TRADED CONCEPTS TR FORENSIC ACCTG
FLAT	BARCLAYS BK PLC US TRES FLATT
FLC	FLAHERTY & CRUMRINE TOTAL RETU COM
FLDM	FLUIDIGM CORP DEL COM
FLEX	FLEXTRONICS INTL LTD ORD
FLGE	CREDIT SUISSE NASSAU BRH LG CP GRTH ENH
FLIC	FIRST LONG IS CORP COM
FLIR	FLIR SYS INC COM
FLL	FULL HOUSE RESORTS INC COM
FLM	FIRST TR ISE GLOBAL ENGR & CON COM
FLML	FLAMEL TECHNOLOGIES SA SPONSORED ADR
FLN	FIRST TR EXCH TRD ALPHA FD II LATIN AMER ALP
FLO	FLOWERS FOODS INC COM
FLOT	ISHARES TR FLTG RATE BD ETF
FLR	FLUOR CORP NEW COM
FLRN	SPDR SER TR INV GRD FLT RT
FLS	FLOWSERVE CORP COM
FLT	FLEETCOR TECHNOLOGIES INC COM
FLTR	MARKET VECTORS ETF TR INVT GRD FL RT
FLTX	FLEETMATICS GROUP PLC COM
FLWS	1 800 FLOWERS COM CL A
FLXN	FLEXION THERAPEUTICS INC COM
FLXS	FLEXSTEEL INDS INC COM
FLY	FLY LEASING LTD SPONSORED ADR
FM	ISHARES MSCI FRNTR100ETF
FMAT	FIDELITY MSCI MATLS INDEX
FMB	FIRST TR EXCHANG TRADED FD III MANAGD MUN ETF
FMBH	FIRST MID ILL BANCSHARES INC COM
FMBI	FIRST MIDWEST BANCORP DEL COM
FMC	F M C CORP COM NEW
FMD	FIRST MARBLEHEAD CORP COM NEW
FMER	FIRSTMERIT CORP COM
FMER-A	FIRSTMERIT CORP DEP SHS
FMF	FIRST TR EXCHANGE TRADED FD V FIRST TR MNGSTR
FMI	FOUNDATION MEDICINE INC COM

FMK	FIRST TR EXCNGE TRD ALPHADEX MEGA CAP ALPHA
FMLP	UBS AG LONDON BRH WLS FRG MLP EX
FMN	FEDERATED PREM MUN INC FD COM
FMNB	FARMERS NATL BANC CORP COM
FMO	FIDUCIARY CLAYMORE MLP OPP FD COM
FMS	FRESENIUS MED CARE AG&CO KGAA SPONSORED ADR
FMX	FOMENTO ECONOMICO MEXICANO SAB SPON ADR UNITS
FMY	FIRST TRUST MORTGAGE INCM FD COM SHS
FN	FABRINET SHS
FNB	FNB CORP PA COM
FNB-E	F N B CORP FLA DEP SHS 1/40 PFD
FNCL	FIDELITY MSCI FINLS IDX
FNDA	SCHWAB STRATEGIC TR SCHWAB FDT US SC
FNDB	SCHWAB STRATEGIC TR SCHWAB FDT US BM
FNDC	SCHWAB STRATEGIC TR SCHWB FDT INT SC
FNDE	SCHWAB STRATEGIC TR SCHWB FDT EMK LG
FNDF	SCHWAB STRATEGIC TR SCHWB FDT INT LG
FNDX	SCHWAB STRATEGIC TR SCHWAB FDT US LG
FNF	FIDELITY NATIONAL FINANCIAL IN CL A
FNF#	FIDELITY NATIONAL FINANCIAL IN FNF GROUP COM
FNFG	FIRST NIAGARA FINL GP INC COM
FNFG-B	FIRST NIAGARA FINL GP INC PFD NON CUM SER
FNFV#	FIDELITY NATIONAL FINANCIAL IN FNFV GROUP COM
FNGN	FINANCIAL ENGINES INC COM
FNHC	FEDERATED NATL HLDG CO COM
FNI	FIRST TR ISE CHINDIA INDEX FD COM
FNIO	ISHARES IND RL ES CP ETF
FNJN	FINJAN HLDGS INC COM NEW
FNK	FIRST TR EXCNGE TRD ALPHADEX MID CAP VAL FD
FNLC	FIRST BANCORP INC ME COM
FNRG	FORCEFIELD ENERGY COM
FNSR	FINISAR CORP COM NEW
FNV	FRANCO NEVADA CORP COM
FNX	FIRST TR MID CAP CORE ALPHADEX COM SHS
FNY	FIRST TR EXCNGE TRD ALPHADEX MID CP GR ALPH
FOE	FERRO CORP COM
FOF	COHEN & STEERS CLOSED END OPPO COM
FOIL	BARCLAYS BK PLC IPTH ALUMN ETN
FOLD	AMICUS THERAPEUTICS INC COM
FONE	FIRST TR NASDAQ SMART PHONE IN COM SHS
FONR	FONAR CORP COM NEW
FOR	FORESTAR GROUP INC COM
FORD	FORWARD INDS INC N Y COM NEW
FORM	FORMFACTOR INC COM
FORR	FORRESTER RESH INC COM
FORTY	FORMULA SYS 1985 LTD SPONSORED ADR
FORX	PIMCO ETF TR FORN CURR STRT
FOSL	FOSSIL GROUP INC COM
FOX	TWENTY FIRST CENTY FOX INC CL B
FOXA	TWENTY FIRST CENTY FOX INC CL A
FOXF	FOX FACTORY HLDG CORP COM
FPA	FIRST TR EXCH TRD ALPHA FD II ASIA EX JAPAN
FPE	FIRST TR EXCHANGE-TRADED FD PFD SECS INC ETF
FPF	FIRST TR INTER DUR PFD & IN FD COM
FPI	FARMLAND PARTNERS INC COM
FPL	FST TR NEW OPPORT MLP & ENE FD COM
FPO	FIRST POTOMAC RLTY TR COM
FPO-A	FIRST POTOMAC RLTY TR CUM RED PFD-A

FPP	FIELDPOINT PETROLEUM CORP COM
FPP+	FIELDPOINT PETROLEUM CORP WT EXP 032318
FPRX	FIVE PRIME THERAPEUTICS INC COM
FPT	FEDERATED PREM INTR MUN INC FD COM
FPX	FIRST TR US IPO INDEX FD SHS
FR	FIRST INDUSTRIAL REALTY TRUST COM
FRA	BLACKROCK FLOAT RATE OME STRAT COM
FRAK	MARKET VECTORS ETF TR UNCVTL OIL GAS
FRAN	FRANCESCAS HLDGS CORP COM
FRBA	FIRST BANK WILLIAMSTOWN NJ COM
FRBK	REPUBLIC FIRST BANCORP INC COM
FRC	FIRST REP BK SAN FRANCISCO CAL COM
FRC-A	FIRST REP BK SAN FRANCISCO CAL DEP SH PFD A
FRC-B	FIRST REP BK SAN FRANCISCO CAL DEP SHS REPSTG 1
FRC-C	FIRST REP BK SAN FRANCISCO CAL DEP1/40TH PFD C
FRC-D	FIRST REP BK SAN FRANCISCO CAL DEP 1/40 PFD D %
FRC-E	FIRST REP BK SAN FRANCISCO CAL DEP 1/40TH PFD E
FRD	FRIEDMAN INDS INC COM
FRED	FREDS INC CL A
FREE	FREESEAS INC SHS PAR 0.001NEW
FRF	FORTEGRA FINL CORP COM
FRGI	FIESTA RESTAURANT GROUP INC COM
FRI	FIRST TR S&P REIT INDEX FD COM
FRM	FURMANITE CORPORATION COM
FRME	FIRST MERCHANTS CORP COM
FRN	CLAYMORE EXCHANGE TRD FD TR 2 GUGG FRNTR MKT
FRNK	FRANKLIN FINL CORP VA COM
FRO	FRONTLINE LTD SHS
FRP	FAIRPOINT COMMUNICATIONS INC COM NEW
FRS	FRISCHS RESTAURANTS INC COM
FRSH	PAPA MURPHYS HLDGS INC COM
FRT	FEDERAL REALTY INVT TR SH BEN INT NEW
FRX	FOREST LABS INC COM
FSBK	FIRST SOUTH BANCORP INC VA COM
FSBW	FS BANCORP INC COM
FSC	FIFTH STREET FINANCE CORP COM
FSCE	FIFTH STR FIN CORP SR NT 24
FSCFL	FIFTH STR FIN CORP SR NT 6.125% 28
FSD	FIRST TR HIGH INCOME L/S FD COM
FSFG	FIRST SAVINGS FINL GROUP INC COM
FSFR	FIFTH STR SR FLOATNG RATE CORP COM
FSGI	FIRST SEC GROUP INC COM NEW
FSI	FLEXIBLE SOLUTIONS INTL INC COM
FSIC	FS INVT CORP COM
FSL	FREESCALE SEMICONDUCTOR LTD SHS
FSLR	FIRST SOLAR INC COM
FSM	FORTUNA SILVER MINES INC COM
FSNN	FUSION TELECOMM INTL INC COM NEW
FSP	FRANKLIN STREET PPTYS CORP COM
FSRV	FIRSTSERVICE CORP SUB VTG SH
FSS	FEDERAL SIGNAL CORP COM
FST	FOREST OIL CORP COM PAR $0.01
FSTA	FIDELITY CONSMR STAPLES
FSTR	FOSTER L B CO COM
FSYS	FUEL SYS SOLUTIONS INC COM
FSZ	FIRST TR EXCH TRD ALPHA FD II SWITZLND ALPHA
FT	FRANKLIN UNVL TR SH BEN INT
FTA	FIRST TR LRG CP VL ALPHADEX FD COM SHS

FTC	FIRST TR LRG CP GRWTH ALPHADEX COM SHS
FTCS	FIRST TR EXCHANGE TRADED FD CAP STRENGTH ETF
FTD	FTD COS INC COM
FTEC	FIDELITY MSCI INFO TECH I
FTEK	FUEL TECH INC COM
FTF	FRANKLIN TEMPLETON LTD DUR INC COM
FTGC	FIRST TR EXCHAN TRADED FD VII FST TR GLB FD
FTHI	FIRST TR EXCHANGE TRADED FD VI HIGH INCOME ETF
FTI	FMC TECHNOLOGIES INC COM
FTK	FLOTEK INDS INC DEL COM
FTLB	FIRST TR EXCHANGE TRADED FD VI LOW BETA INCOME
FTNT	FORTINET INC COM
FTR	FRONTIER COMMUNICATIONS CORP COM
FTSD	FRANKLIN ETF TR SHORT DUR ETF
FTSL	FIRST TR EXCHANGE TRADED FD IV SENIOR LN FD
FTT	FEDERATED ENHANC TREAS INCM FD COM SH BEN INT
FTW	FIRST TR EXCH TRD ALPHA FD II TAIWAN ALPHADE
FTY	ISHARES REAL EST 50 ETF
FU	FAB UNVL CORP COM
FUBC	1ST UNITED BANCORP INC FLA COM
FUD	UBS AG JERSEY BRH CMCI FOOD ETN
FUE	SWEDISH EXPT CR CORP MLCX BIO ETN23
FUEL	ROCKET FUEL INC COM
FUL	FULLER H B CO COM
FULL	FULL CIRCLE CAP CORP COM
FULLL	FULL CIRCLE CAP CORP NT 8.25% 20
FULT	FULTON FINL CORP PA COM
FUN	CEDAR FAIR L P DEPOSITRY UNIT
FUNC	FIRST UTD CORP COM
FUND	ROYCE FOCUS TR COM
FUR	WINTHROP RLTY TR SH BEN INT NEW
FUR-D	WINTHROP RLTY TR PFD SHS BEN INT
FURX	FURIEX PHARMACEUTICALS INC COM
FUTY	FIDELITY MSCI UTILS INDEX
FV	FIRST TR EXCHANGE TRADED FD VI DORSEY WRT 5 ETF
FVD	FIRST TR VALUE LINE DIVID INDX SHS
FVE	FIVE STAR QUALITY CARE INC COM
FVI	FIRST TR VAL LINE EQ ALLO INDX SHS
FVL	FIRST TR VALUE LINE 100 ETF COM SHS
FWDB	ADVISORSHARES TR MADRONA GLB BD
FWDD	ADVISORSHARES TR MADRONA DOMESTIC
FWDI	ADVISORSHARES TR MADRONA INTL ETF
FWLT	FOSTER WHEELER AG COM
FWM	FAIRWAY GROUP HLDGS CORP CL A
FWRD	FORWARD AIR CORP COM
FWV	FIRST W VA BANCORP INC COM
FXA	CURRENCYSHARES AUSTRALIAN DLR AUSTRALIAN DOL
FXB	CURRENCYSHS BRIT POUND STER TR BRIT POUND STE
FXC	CURRENCYSHARES CDN DLR TR CDN DOLLAR SHS
FXCB	FOX CHASE BANCORP INC NEW COM
FXCH	CURRENCYSHARES CHINESE RENMINB CHIN RENMINBI
FXCM	FXCM INC COM CL A
FXD	FIRST TR EXCHANGE TRADED FD II CONSUMR DISCRE
FXE	CURRENCYSHARES EURO TR EURO SHS
FXEN	FX ENERGY INC COM
FXF	CURRENCYSHARES SWISS FRANC TR SWISS FRANC SH
FXG	FIRST TR EXCHANGE TRADED FD II CONSUMR STAPLE
FXH	FIRST TR EXCHANGE TRADED FD II HLTH CARE ALPH

FXI	ISHARES CHINA LG-CAP ETF
FXL	FIRST TR EXCHANGE TRADED FD II TECH ALPHADEX
FXN	FIRST TR EXCHANGE TRADED FD II ENERGY ALPHADX
FXO	FIRST TR EXCHANGE TRADED FD II FINLS ALPHADEX
FXP	PROSHARES TR ULTSHT FTSE CHN
FXR	FIRST TR EXCHANGE TRADED FD II INDLS PROD DUR
FXS	CURRENCYSHARES SWEDISH KRONA T SWEDISH KRONA
FXSG	CURRENCYSHARES SINGAPORE DLR T SHS
FXU	FIRST TR EXCHANGE TRADED FD II UTILITIES ALPH
FXY	CURRENCYSHS JAPANESE YEN TR JAPANESE YEN
FXZ	FIRST TR EXCHANGE TRADED FD II MATERIALS ALPH
FYC	FIRST TR EXCNGE TRD ALPHADEX SML CP GRW ALP
FYLD	CAMBRIA ETF TR CAMBRIA FGN SHR
FYT	FIRST TR EXCNGE TRD ALPHADEX SML CAP VAL AL
FYX	FIRST TR SML CP CORE ALPHA FD COM SHS
G	GENPACT LIMITED SHS
GA	GIANT INTERACTIVE GROUP INC ADR
GAB	GABELLI EQUITY TR INC COM
GAB-D	GABELLI EQUITY TR INC PFD D 5.875%
GAB-G	GABELLI EQUITY TR INC PFD-G
GAB-H	GABELLI EQUITY TR INC PFD SER H 5.00%
GABC	GERMAN AMERN BANCORP INC COM
GAF	SPDR INDEX SHS FDS MIDEAST AFRICA
GAGA	LE GAGA HLDGS LTD SPONSORED ADR
GAI	GLOBAL TECH ADVANCED INNOVATIO SHS NEW
GAIA	GAIAM INC CL A
GAIN	GLADSTONE INVT CORP COM
GAINP	GLADSTONE INVT CORP PFD A 7.125%
GAL	SSGA ACTIVE ETF TR GLOBL ALLO ETF
GALE	GALENA BIOPHARMA INC COM
GALT	GALECTIN THERAPEUTICS INC COM NEW
GALTU	GALECTIN THERAPEUTICS INC UNIT EX 000017
GALTW	GALECTIN THERAPEUTICS INC WT EXP 032817
GAM	GENERAL AMERN INVS INC COM
GAM-B	GENERAL AMERN INVS INC PFD B 5.95%
GAME	SHANDA GAMES LTD SP ADR REPTG A
GARS	GARRISON CAP INC COM
GAS	AGL RES INC COM
GASL	DIREXION SHS ETF TR NAT GS BULL 3X
GASS	STEALTHGAS INC SHS
GASX	DIREXION SHS ETF TR NAT GS BEAR 3X
GAZ	BARCLAYS BANK PLC ETN DJUBS NAT37
GB	GREATBATCH INC COM
GBAB	GUGGENHEIM BLD AMR BDS MANG DR COM
GBB	BARCLAYS BK PLC IP GBP/USD ETN
GBCI	GLACIER BANCORP INC NEW COM
GBDC	GOLUB CAP BDC INC COM
GBF	ISHARES GOV/CRED BD ETF
GBL	GAMCO INVESTORS INC COM
GBLI	GLOBAL INDEMNITY PLC SHS
GBNK	GUARANTY BANCORP DEL COM NEW
GBR	NEW CONCEPT ENERGY INC COM
GBX	GREENBRIER COS INC COM
GCA	GLOBAL CASH ACCESS HLDGS INC COM
GCAP	GAIN CAP HLDGS INC COM
GCBC	GREENE COUNTY BANCORP INC COM
GCC	GREENHAVEN CONT CMDTY INDEX FD UNIT BEN INT
GCE	GS FIN CORP ETN CLAYMORE37

GCH	ABERDEEN GTR CHINA FD INC COM
GCI	GANNETT INC COM
GCO	GENESCO INC COM
GCV	GABELLI CONV&INCOM SECS FD INC COM
GCV-B	GABELLI CONV&INCOM SECS FD INC PFD SER B
GCVRZ	SANOFI CONTGNT VAL RT
GD	GENERAL DYNAMICS CORP COM
GDAY	PROSHARES TR II PROSHS ULT AUS
GDEF	GLOBAL DEFENSE & NATL SEC SYS COM
GDF	WESTERN ASSET GLB PTNRS INCOME COM
GDL	GDL FUND COM SH BEN IT
GDL-B	GDL FUND CUM PFD SER B
GDO	WESTERN ASSET GLOBAL CP DEFINE COM
GDOT	GREEN DOT CORP CL A
GDP	GOODRICH PETE CORP COM NEW
GDP-C	GOODRICH PETE CORP DEP1/1000PFD C
GDP-D	GOODRICH PETE CORP DEP SHS 1/1000TH
GDV	GABELLI DIVD & INCOME TR COM
GDV-A	GABELLI DIVD & INCOME TR PFD SER A
GDV-D	GABELLI DIVD & INCOME TR PFD SER D
GDX	MARKET VECTORS ETF TR GOLD MINER ETF
GDXJ	MARKET VECTORS ETF TR JR GOLD MINERS E
GE	GENERAL ELECTRIC CO COM
GEB	GENERAL ELEC CAP CORP NT 52
GEF	GREIF INC CL A
GEF.B	GREIF INC CL B
GEH	GENERAL ELEC CAP CORP NT 53
GEK	GENERAL ELEC CAP CORP NT
GEL	GENESIS ENERGY L P UNIT LTD PARTN
GENC	GENCOR INDS INC COM
GENE	GENETIC TECHNOLOGIES LTD SPONSORED ADR
GEO	GEO GROUP INC COM
GEOS	GEOSPACE TECHNOLOGIES CORP COM
GEQ	GUGGENHEIM EQ WEIGHT ENHANC EQ COM SH BEN INT
GERJ	MARKET VECTORS ETF TR GERMANY SM CAP
GERN	GERON CORP COM
GES	GUESS INC COM
GEUR	ADVISORSHARES TR GARTMAN GLD/EU
GEVA	SYNAGEVA BIOPHARMA CORP COM
GEVO	GEVO INC COM
GEX	MARKET VECTORS ETF TR GBL ALTER ENRG
GF	NEW GERMANY FD INC COM
GFA	GAFISA S A SPONS ADR
GFED	GUARANTY FED BANCSHARES INC COM
GFF	GRIFFON CORP COM
GFI	GOLD FIELDS LTD NEW SPONSORED ADR
GFIG	GFI GROUP INC COM
GFN	GENERAL FIN CORP DEL COM
GFNCP	GENERAL FIN CORP DEL RED PRP PFD C
GFNSL	GENERAL FIN CORP DEL SR NT
GFY	WESTERN ASSET VAR RT STRG FD COM
GG	GOLDCORP INC NEW COM
GGACU	GARNERO GROUP ACQUISITION CO UN1 SH 1WT 1RT
GGAL	GRUPO FINANCIERO GALICIA S A SP ADR 10 SH B
GGB	GERDAU S A SPON ADR REP PFD
GGBP	ADVISORSHARES TR GARTMAN GL/BRI
GGE	GUGGENHEIM ENHANCED EQUITY STR COM
GGG	GRACO INC COM

GGGG	GLOBAL X FDS GBX PUREGOLD NEW
GGM	GUGGENHEIM CR ALLOCATION FD COM
GGN	GAMCO GLOBAL GOLD NAT RES & IN COM SH BEN INT
GGN-B	GAMCO GLOBAL GOLD NAT RES & IN PFD SER B 5.00%
GGOV	PROSHARES TR GERMAN SOV/SUB
GGP	GENERAL GROWTH PPTYS INC NEW COM
GGP-A	GENERAL GROWTH PPTYS INC NEW PFD SER A 6.375%
GGT	GABELLI MULTIMEDIA TR INC COM
GGT-B	GABELLI MULTIMEDIA TR INC PFD B 6%
GGT^	GABELLI MULTIMEDIA TR INC RT
GGZ	GABELLI GLB SML & MD CP VAL TR COM
GHC	GRAHAM HLDGS CO COM
GHDX	GENOMIC HEALTH INC COM
GHI	GLOBAL HIGH INCOME FUND INC COM
GHL	GREENHILL & CO INC COM
GHM	GRAHAM CORP COM
GHY	PRUDENTIAL GLB SHT DUR HG YLD COM
GIB	GROUPE CGI INC CL A SUB VTG
GIFI	GULF ISLAND FABRICATION INC COM
GIG	GIGOPTIX INC COM
GIGA	GIGA TRONICS INC COM
GIGM	GIGAMEDIA LTD ORD
GII	SPDR INDEX SHS FDS S&P GBLINF ETF
GIII	G-III APPAREL GROUP LTD COM
GIL	GILDAN ACTIVEWEAR INC COM
GILD	GILEAD SCIENCES INC COM
GILT	GILAT SATELLITE NETWORKS LTD SHS NEW
GIM	TEMPLETON GLOBAL INCOME FD COM
GIMO	GIGAMON INC COM
GIS	GENERAL MLS INC COM
GIVE	ADVISORSHARES TR ADVISR GLBECHO
GJH	STRATS TR UTD STS CELLULAR CP STRATS 6.375
GJO	STRATS TR WAL MART STORES INC STRT CTF 05-4
GJP	STRATS TR FOR DOMINION RES INC STRT CTF 05-6
GJR	STRATS TR FOR PROCTR&GAMBL SEC CTF 2006-1
GJS	STRATS TR GOLDMAN SACHS GROUP STRATS CTF 33
GJT	STRATS TR ALLSTATE CORP 06-3 ASSET BKD
GJV	STRATS TR NEWS CORP SECS 2006 CTF 7% CL A-1
GK	G & K SVCS INC CL A
GKNT	GEEKNET INC COM NEW
GLAD	GLADSTONE CAPITAL CORP COM
GLADO	GLADSTONE CAPITAL CORP TERM PFD
GLBS	GLOBUS MARITIME LIMITED NEW COM
GLBZ	GLEN BURNIE BANCORP COM
GLCH	GLEACHER & CO INC COM NEW
GLD	SPDR GOLD TRUST GOLD SHS
GLDC	GOLDEN ENTERPRISES INC COM
GLDD	GREAT LAKES DREDGE & DOCK CORP COM
GLDE	ADVISORSHARES TR INTL GOLD ETF
GLDI	CREDIT SUISSE NASSAU BRH GOLDINC LKD32ETN
GLDL	DIREXION SHS ETF TR II DLY GLD BULL3X
GLDS	DIREXION SHS ETF TR II DLY GLD BEAR3X
GLDX	GLOBAL X FDS GBLX GLDEXPL NEW
GLF	GULFMARK OFFSHORE INC CL A NEW
GLL	PROSHARES TR II ULTRASHRT NEW
GLMD	GALMED PHARMACEUTICALS LTD SHS
GLNG	GOLAR LNG LTD BERMUDA SHS
GLO	CLOUGH GLOBAL OPPORTUNITIES FD SH BEN INT

GLOG	GASLOG LTD SHS
GLOP	GASLOG PARTNERS LP UNIT LTD PTNRP
GLOW	GLOWPOINT INC COM NEW
GLP	GLOBAL PARTNERS LP COM UNITS
GLPI	GAMING & LEISURE PPTYS INC COM
GLPW	GLOBAL POWER EQUIPMENT GRP INC COM PAR $0.01
GLQ	CLOUGH GLOBAL EQUITY FD COM
GLRE	GREENLIGHT CAPITAL RE LTD CLASS A
GLRI	GLORI ENERGY INC COM
GLRIW	GLORI ENERGY INC WT EXP 041419
GLT	GLATFELTER COM
GLTR	ETFS PRECIOUS METALS BASKET TR PHYS PM BSKT
GLU	GABELLI GLOBL UTIL & INCOME TR COM SH BEN INT
GLU-A	GABELLI GLOBL UTIL & INCOME TR PFD A PUTT CAL
GLUU	GLU MOBILE INC COM
GLV	CLOUGH GLOBAL ALLOCATION FD COM
GLW	CORNING INC COM
GLYC	GLYCOMIMETICS INC COM
GM	GENERAL MTRS CO COM
GM+A	GENERAL MTRS CO WT EXP 071016
GM+B	GENERAL MTRS CO WT EXP 071019
GM+C	GENERAL MTRS CO WT EXP 123115
GMAN	GORDMANS STORES INC COM
GMCR	KEURIG GREEN MTN INC COM
GME	GAMESTOP CORP NEW CL A
GMED	GLOBUS MED INC CL A
GMETP	GEOMET INC DEL PFD CONV SER A
GMF	SPDR INDEX SHS FDS ASIA PACIF ETF
GMFS	SPDR INDEX SHS FDS S&P SMLCP ASIA
GMK	GRUMA SAB DE CV SPON ADR CL B
GML	SPDR INDEX SHS FDS LATIN AMER ETF
GMLP	GOLAR LNG PARTNERS LP COM UNIT LPI
GMM	SPDR INDEX SHS FDS EMERG MKTS ETF
GMMB	COLUMBIA ETF TR INTRM MUBD ETF
GMO	GENERAL MOLY INC COM
GMT	GATX CORP COM
GMTB	COLUMBIA ETF TR CORE BD ETF
GMZ	GOLDMAN SACHS MLP INC OPP FD COM SHS
GNAT	WISDOMTREE TR GLB NAT RES FD
GNC	GNC HLDGS INC COM CL A
GNCA	GENOCEA BIOSCIENCES INC COM
GNCMA	GENERAL COMMUNICATION INC CL A
GNE	GENIE ENERGY LTD CL B
GNE-A	GENIE ENERGY LTD PFD-2012-A
GNI	GREAT NORTHN IRON ORE PPTYS CTFS BEN INT
GNMA	ISHARES TR GNMA BOND ETF
GNMK	GENMARK DIAGNOSTICS INC COM
GNR	SPDR INDEX SHS FDS GLB NAT RESRCE
GNRC	GENERAC HLDGS INC COM
GNT	GAMCO NAT RES GOLD & INCOME TR SH BEN INT
GNTX	GENTEX CORP COM
GNVC	GENVEC INC COM NEW
GNW	GENWORTH FINL INC COM CL A
GOF	GUGGENHEIM STRATEGIC OPP FD COM SBI
GOGO	GOGO INC COM
GOL	GOL LINHAS AEREAS INTLG S A SP ADR REP PFD
GOLD	RANDGOLD RES LTD ADR
GOMO	SUNGY MOBILE LTD ADR REP ORD A

GOOD	GLADSTONE COML CORP COM
GOODN	GLADSTONE COML CORP PFD SER C 7.125%
GOODO	GLADSTONE COML CORP PFD B 7.50%
GOODP	GLADSTONE COML CORP PFD SER A
GOOG	GOOGLE INC CL C
GOOGL	GOOGLE INC CL A
GORO	GOLD RESOURCE CORP COM
GOV	GOVERNMENT PPTYS INCOME TR COM SHS BEN INT
GOVT	ISHARES TR CORE US TR BD
GPC	GENUINE PARTS CO COM
GPE-A	GEORGIA PWR CO PFD A 6.125%
GPI	GROUP 1 AUTOMOTIVE INC COM
GPIC	GAMING PARTNERS INTL CORP COM
GPK	GRAPHIC PACKAGING HLDG CO COM
GPL	GREAT PANTHER SILVER LTD COM
GPM	GUGGENHEIM ENHNCD EQTY INCM FD COM
GPN	GLOBAL PMTS INC COM
GPOR	GULFPORT ENERGY CORP COM NEW
GPRC	GUANWEI RECYCLING CORP COM NEW
GPRE	GREEN PLAINS INC COM
GPRK	GEOPARK LTD USD SHS
GPS	GAP INC DEL COM
GPT	GRAMERCY PPTY TR INC COM
GPT-A	GRAMERCY PPTY TR INC PFD SER A
GPX	GP STRATEGIES CORP COM
GQRE	FLEXSHARES TR GLB QLT R/E IDX
GRA	GRACE W R & CO DEL NEW COM
GRAM	GRANA Y MONTERO S A A SPONSORED ADR
GRC	GORMAN RUPP CO COM
GREK	GLOBAL X FDS FTSE GREECE 20
GRES	INDEXIQ ETF TR IQ GLB RES ETF
GRF	EAGLE CAP GROWTH FD INC COM
GRFS	GRIFOLS S A SP ADR REP B NVT
GRH	GREENHUNTER RES INC COM
GRH-C	GREENHUNTER RES INC PFD CUM C 10%
GRI	ALPS ETF TR C&S GLOBL ETF
GRID	FIRST TR EXCH TRADED FD II NASDQ CLN EDGE
GRIF	GRIFFIN LD & NURSERIES INC CL A
GRMN	GARMIN LTD SHS
GRN	BARCLAYS BANK PLC ETN GLB CARB38
GRO	AGRIA CORP SPONSORED ADR
GROW	U S GLOBAL INVS INC CL A
GRP=	GRANITE REAL ESTATE INVT TR STAPLED UNIT
GRPN	GROUPON INC COM CL A
GRR	ASIA TIGERS FD INC COM
GRT	GLIMCHER RLTY TR SH BEN INT
GRT-G	GLIMCHER RLTY TR PFD G 8.125%
GRT-H	GLIMCHER RLTY TR PFD-H 7.5%
GRT-I	GLIMCHER RLTY TR PFD-1 6.875%
GRU	SWEDISH EXPT CR CORP MLCX GRN ETN23
GRUB	GRUBHUB INC COM
GRVY	GRAVITY CO LTD SPONSORED ADR
GRWN	BARCLAYS BK PLC IPTH SOFTS ETN
GRX	GABELLI HLTHCARE & WELLNESS TR SHS
GRX-A	GABELLI HLTHCARE & WELLNESS TR PFD SER A
GRX^	GABELLI HLTHCARE & WELLNESS TR RT
GS	GOLDMAN SACHS GROUP INC COM
GS-A	GOLDMAN SACHS GROUP INC PFD A 1/1000

GS-B	GOLDMAN SACHS GROUP INC PFD 1/1000 B
GS-C	GOLDMAN SACHS GROUP INC PFD 1/1000 C
GS-D	GOLDMAN SACHS GROUP INC SHS D 1/1000
GS-I	GOLDMAN SACHS GROUP INC DEPSHS1/1000PF
GS-J	GOLDMAN SACHS GROUP INC DEP 1/1000 PFD J
GS-K	GOLDMAN SACHS GROUP INC DEP 1/1000 SER K
GSAT	GLOBALSTAR INC COM
GSAX	ALPS ETF TR GS MOM BLDASIA
GSB	GLOBALSCAPE INC COM
GSBC	GREAT SOUTHN BANCORP INC COM
GSC	GOLDMAN SACHS GROUP INC SP ENHCMD37ETN
GSF	GOLDMAN SACHS GROUP INC NT 6.125%60
GSG	ISHARES S&P GSCI COMMODITY IDX UNIT BEN INT
GSGO	ALPS ETF TR GM MOMBLDGREQT
GSH	GUANGSHEN RY LTD SPONSORED ADR
GSI	GENERAL STEEL HOLDINGS INC COM
GSIG	GSI GROUP INC CDA NEW COM NEW
GSIT	GSI TECHNOLOGY COM
GSJ	GOLDMAN SACHS GROUP INC NT 6.5%61
GSJK	COMPRESSCO PARTNERS L P COM UNIT
GSK	GLAXOSMITHKLINE PLC SPONSORED ADR
GSL	GLOBAL SHIP LEASE INC NEW SHS A
GSM	GLOBE SPECIALTY METALS INC COM
GSMA	ALPS ETF TR GS MOM BLDMULT
GSOL	GLOBAL SOURCES LTD ORD
GSP	BARCLAYS BK PLC IPSPGS TTL ETN
GSRA	ALPS ETF TR GS RSKADJRTNLC
GSS	GOLDEN STAR RES LTD CDA COM
GST	GASTAR EXPL INC NEW COM
GST-A	GASTAR EXPLORATION INC PFD-A 8.625%
GST-B	GASTAR EXPLORATION INC PFD SER B %
GSV	GOLD STD VENTURES CORP COM
GSVC	GSV CAP CORP COM
GSY	CLAYMORE EXCHANGE TRD FD TR GUGG ENH SHT DUR
GT	GOODYEAR TIRE & RUBR CO COM
GTAA	ADVISORSHARES TR CAMBRIA GL TAC
GTAT	GT ADVANCED TECHNOLOGIES INC COM
GTE	GRAN TIERRA ENERGY INC COM
GTI	GRAFTECH INTL LTD COM
GTIM	GOOD TIMES RESTAURANTS INC COM PAR $.001NEW
GTIP	ISHARES TR GLBL INFL-LKD BD
GTIV	GENTIVA HEALTH SERVICES INC COM
GTLS	CHART INDS INC COM PAR $0.01
GTN	GRAY TELEVISION INC COM
GTN.A	GRAY TELEVISION INC CL A
GTS	TRIPLE-S MGMT CORP CL B
GTT	GTT COMMUNICATIONS INC COM
GTU	CENTRAL GOLDTRUST TR UNIT
GTWN	GEORGETOWN BANCORP INC MD COM
GTXI	GTX INC DEL COM
GTY	GETTY RLTY CORP NEW COM
GUA	GULF PWR CO SR NT-2011A51
GUID	GUIDANCE SOFTWARE INC COM
GULF	WISDOMTREE TR MID EAST DIVD
GULTU	GULF COAST ULTRA DEEP RTY TR ROYALTY TR UNT
GUNR	FLEXSHARES TR MORNSTAR UPSTR
GUR	SPDR INDEX SHS FDS EUROPE ETF
GURE	GULF RESOURCES INC COM PAR $0.0005

GURI	GLOBAL X FDS GURU INTL IDX
GURU	GLOBAL X FDS GLB X GURU INDEX
GURX	GLOBAL X FDS GURU SMLCP IDX
GUT	GABELLI UTIL TR COM
GUT-A	GABELLI UTIL TR PFD A 5.625%
GV	GOLDFIELD CORP COM
GVA	GRANITE CONSTR INC COM
GVAL	CAMBRIA ETF TR GLOBAL VALUE ETF
GVI	ISHARES INTRM GOV/CR ETF
GVP	GSE SYS INC COM
GVT	COLUMBIA ETF TR SEL LC VAL ETF
GWL	SPDR INDEX SHS FDS S&P WRLD EX US
GWPH	GW PHARMACEUTICALS PLC ADS
GWR	GENESEE & WYO INC CL A
GWRE	GUIDEWIRE SOFTWARE INC COM
GWRU	GENESEE & WYO INC UNIT 100115
GWW	GRAINGER W W INC COM
GWX	SPDR INDEX SHS FDS S&P INTL SMLCP
GXC	SPDR INDEX SHS FDS S&P CHINA ETF
GXF	GLOBAL X FDS FTSE NORDIC REG
GXG	GLOBAL X FDS BOLSA FTSE COL20
GXP	GREAT PLAINS ENERGY INC COM
GXP-A	GREAT PLAINS ENERGY INC PFD 3.80%
GXP-D	GREAT PLAINS ENERGY INC PFD 4.35%
GXP-E	GREAT PLAINS ENERGY INC PFD 4.50%
GY	GENCORP INC COM
GYB	CABCO SER 2004-101 TR GOLDMAN CTF CALL 6.345
GYC	CABCO SER 2004-102 TR SBC CTF FLT RATE
GYEN	ADVISORSHARES TR GARTMAN GD/YEN
GYLD	NORTHERN LTS ETF TR ARROW DJ GLOBL
GYRO	GYRODYNE CO AMER INC COM
GZT	GAZIT GLOBE LTD SHS
H	HYATT HOTELS CORP COM CL A
HA	HAWAIIAN HOLDINGS INC COM
HAE	HAEMONETICS CORP COM
HAFC	HANMI FINL CORP COM NEW
HAIN	HAIN CELESTIAL GROUP INC COM
HAL	HALLIBURTON CO COM
HALL	HALLMARK FINL SVCS INC EC COM NEW
HALO	HALOZYME THERAPEUTICS INC COM
HAO	CLAYMORE EXCHANGE TRD FD TR 2 GUGG CHN SML CAP
HAP	MARKET VECTORS ETF TR NATURAL RES ETF
HAR	HARMAN INTL INDS INC COM
HART	HARVARD APPARATUS REGENER TECH COM
HAS	HASBRO INC COM
HASI	HANNON ARMSTRONG SUST INFR CAP COM
HAST	HASTINGS ENTMT INC COM
HAV	HELIOS ADVANTAGE INCOME FD INC COM NEW
HAWK	BLACKHAWK NETWORK HLDGS INC CL A
HAWKB	BLACKHAWK NETWORK HLDGS INC CL B
HAYN	HAYNES INTERNATIONAL INC COM NEW
HBAN	HUNTINGTON BANCSHARES INC COM
HBANP	HUNTINGTON BANCSHARES INC PFD CONV SER A
HBCP	HOME BANCORP INC COM
HBHC	HANCOCK HLDG CO COM
HBI	HANESBRANDS INC COM
HBIO	HARVARD BIOSCIENCE INC COM
HBK	HAMILTON BANCORP INC MD COM

HBM	HUDBAY MINERALS INC COM
HBM#	HUDBAY MINERALS INC
HBMD	HOWARD BANCORP INC COM
HBNC	HORIZON BANCORP IND COM
HBNK	HAMPDEN BANCORP INC COM
HBOS	HERITAGE FINL GROUP INC COM
HBP	HUTTIG BLDG PRODS INC COM
HCA	HCA HOLDINGS INC COM
HCAC	HENNESSY CAP ACQUISITION CORP COM
HCACU	HENNESSY CAP ACQUISITION CORP UNIT 000018
HCACW	HENNESSY CAP ACQUISITION CORP WT EXP 012319
HCAP	HARVEST CAP CR CORP COM
HCBK	HUDSON CITY BANCORP COM
HCC	HCC INS HLDGS INC COM
HCCI	HERITAGE CRYSTAL CLEAN INC COM
HCI	HCI GROUP INC COM
HCJ	HCI GROUP INC SR NT 20
HCKT	HACKETT GROUP INC COM
HCLP	HI-CRUSH PARTNERS LP COM UNIT LTD
HCN	HEALTH CARE REIT INC COM
HCN-I	HEALTH CARE REIT INC PFD PER CON I
HCN-J	HEALTH CARE REIT INC PFD SER J 6.50%
HCOM	HAWAIIAN TELCOM HOLDCO INC COM
HCP	HCP INC COM
HCSG	HEALTHCARE SVCS GRP INC COM
HCT	AMER RLTY CAP HEALTHCAR TR INC COM
HD	HOME DEPOT INC COM
HDB	HDFC BANK LTD ADR REPS 3 SHS
HDG	PROSHARES TR HD REPLICATION
HDGE	ADVISORSHARES TR RANGER EQUITY BE
HDGI	ADVISORSHARES TR INTL BEAR ETF
HDNG	HARDINGE INC COM
HDS	HD SUPPLY HLDGS INC COM
HDSN	HUDSON TECHNOLOGIES INC COM
HDV	ISHARES TR CORE HIGH DV ETF
HDY	HYPERDYNAMICS CORP COM NEW
HE	HAWAIIAN ELEC INDUSTRIES COM
HE-U	HECO CAP TR III QUIPS 6.5% 04
HEAR	TURTLE BEACH CORP COM
HEB	HEMISPHERX BIOPHARMA INC COM
HECO	HUNTINGTON STRATEGY SHS ECOL STRAT ETF
HEDJ	WISDOMTREE TR EUROPE HEDGED EQ
HEES	H & E EQUIPMENT SERVICES INC COM
HEFA	ISHARES TR HDG MSCI EAFE
HEI	HEICO CORP NEW COM
HEI.A	HEICO CORP NEW CL A
HELE	HELEN OF TROY CORP LTD COM
HELI	CHC GROUP LTD SHS
HEOP	HERITAGE OAKS BANCORP COM
HEP	HOLLY ENERGY PARTNERS L P COM UT LTD PTN
HEQ	JOHN HANCOCK HDG EQ & INC FD COM
HERO	HERCULES OFFSHORE INC COM
HES	HESS CORP COM
HEVY	BARCLAYS BK PLC IPTH INDL MTLS
HEWG	ISHARES TR HDG MSCI GERMN
HEWJ	ISHARES TR HDG MSCI JAPAN
HF	HFF INC CL A
HFBC	HOPFED BANCORP INC COM

HFBL	HOME FED BANCORP INC LA NEW COM
HFC	HOLLYFRONTIER CORP COM
HFFC	HF FINL CORP COM
HFIN	EXCHANGE TRADED CONCEPTS TR II HORZN S&P FINS
HFWA	HERITAGE FINL CORP WASH COM
HGG	HHGREGG INC COM
HGH	HARTFORD FINL SVCS GROUP INC D DEB FIX/FLT 42
HGI	CLAYMORE EXCHANGE TRD FD TR 2 GUG INTL MLT ASS
HGR	HANGER INC COM NEW
HGSH	CHINA HGS REAL ESTATE INC COM
HGT	HUGOTON RTY TR TEX UNIT BEN INT
HH	HOOPER HOLMES INC COM
HHC	HOWARD HUGHES CORP COM
HHS	HARTE-HANKS INC COM
HHY	BROOKFIELD HIGH INCOME FD INC COM
HI	HILLENBRAND INC COM
HIBB	HIBBETT SPORTS INC COM
HIFS	HINGHAM INSTN SVGS MASS COM
HIG	HARTFORD FINL SVCS GROUP INC COM
HIG+	HARTFORD FINL SVCS GROUP INC WT EXP 062619
HIH	HELIOS HIGH INCOME FD INC COM NEW
HIHO	HIGHWAY HLDGS LTD ORD
HII	HUNTINGTON INGALLS INDS INC COM
HIIQ	HEALTH INS INNOVATIONS INC COM CL A
HIL	HILL INTERNATIONAL INC COM
HILL	DOT HILL SYS CORP COM
HILO	EGA EMERGING GLOBAL SHS TR LOW VOL EM DIV
HIMX	HIMAX TECHNOLOGIES INC SPONSORED ADR
HIO	WESTERN ASSET HIGH INCM OPP FD COM
HITT	HITTITE MICROWAVE CORP COM
HIVE	AEROHIVE NETWORKS INC COM
HIW	HIGHWOODS PPTYS INC COM
HIX	WESTERN ASSET HIGH INCM FD II COM
HJV	SATURNS TR NO 2007-1 NT CL A 7%
HK	HALCON RES CORP COM NEW
HKOR	HORIZONS ETF TR KOREA KOSP 200
HKTV	HONG KONG TELEVISION NETWK LTD SPONSORED ADR
HL	HECLA MNG CO COM
HL-B	HECLA MNG CO PFD CV SER B
HLF	HERBALIFE LTD COM USD SHS
HLIT	HARMONIC INC COM
HLM-	HILLMAN GROUP CAP TR PFD TR 11.6%
HLS	HEALTHSOUTH CORP COM NEW
HLSS	HOME LN SERVICING SOLUTIONS LT ORD SHS
HLT	HILTON WORLDWIDE HLDGS INC COM
HLX	HELIX ENERGY SOLUTIONS GRP INC COM
HMC	HONDA MOTOR LTD AMERN SHS
HME	HOME PROPERTIES INC COM
HMG	HMG COURTLAND PPTYS INC COM
HMH	HELIOS MULTI SEC HI INC FD INC COM NEW
HMHC	HOUGHTON MIFFLIN HARCOURT CO COM
HMIN	HOME INNS & HOTELS MGMT INC SPON ADR
HMN	HORACE MANN EDUCATORS CORP NEW COM
HMNF	HMN FINL INC COM
HMNY	HELIOS & MATHESON ANALYTICS IN COM NEW
HMPR	HAMPTON ROADS BANKSHARES INC COM NEW
HMST	HOMESTREET INC COM
HMSY	HMS HLDGS CORP COM

HMTV	HEMISPHERE MEDIA GROUP INC CL A
HMY	HARMONY GOLD MNG LTD SPONSORED ADR
HNH	HANDY & HARMAN LTD COM
HNI	HNI CORP COM
HNNA	HENNESSY ADVISORS INC COM
HNP	HUANENG PWR INTL INC SPON ADR H SHS
HNR	HARVEST NATURAL RESOURCES INC COM
HNRG	HALLADOR ENERGY COMPANY COM
HNSN	HANSEN MEDICAL INC COM
HNT	HEALTH NET INC COM
HNW	PIONEER DIV HIGH INCOME TRUST COM
HOFT	HOOKER FURNITURE CORP COM
HOG	HARLEY DAVIDSON INC COM
HOLD	ADVISORSHARES TR SAGE CORE ETF
HOLI	HOLLYSYS AUTOMATION TECHNOLOGI SHS
HOLX	HOLOGIC INC COM
HOMB	HOME BANCSHARES INC COM
HON	HONEYWELL INTL INC COM
HOS	HORNBECK OFFSHORE SVCS INC NEW COM
HOT	STARWOOD HOTELS&RESORTS WRLDWD COM
HOTR	CHANTICLEER HLDGS INC COM PAR $.0001 N
HOTRW	CHANTICLEER HLDGS INC WT EXP 061117
HOV	HOVNANIAN ENTERPRISES INC CL A
HOVNP	HOVNANIAN ENTERPRISES INC PFD DEP1/1000A
HP	HELMERICH & PAYNE INC COM
HPF	HANCOCK JOHN PFD INCOME FD II COM
HPI	HANCOCK JOHN PFD INCOME FD SH BEN INT
HPJ	HIGHPOWER INTL INC COM
HPP	HUDSON PAC PPTYS INC COM
HPP-B	HUDSON PAC PPTYS INC CUM RED PFD-B
HPQ	HEWLETT PACKARD CO COM
HPS	HANCOCK JOHN PFD INCOME FD III COM
HPT	HOSPITALITY PPTYS TR COM SH BEN INT
HPT-D	HOSPITALITY PPTYS TR REDEEMABLE CUM P
HPTX	HYPERION THERAPEUTICS INC COM
HPY	HEARTLAND PMT SYS INC COM
HQH	H & Q HEALTHCARE INVESTORS SH BEN INT
HQL	H & Q LIFE SCIENCES INVS SH BEN INT
HR	HEALTHCARE RLTY TR COM
HRB	BLOCK H & R INC COM
HRC	HILL ROM HLDGS INC COM
HRG	HARBINGER GROUP INC COM
HRL	HORMEL FOODS CORP COM
HRS	HARRIS CORP DEL COM
HRT	ARRHYTHMIA RESH TECHNOLOGY INC COM PAR $0.01
HRTG	HERITAGE INS HLDGS INC COM
HRTX	HERON THERAPEUTICS INC COM
HRZN	HORIZON TECHNOLOGY FIN CORP COM
HSA	HELIOS STRATEGIC INCOME FD INC COM NEW
HSBC	HSBC HLDGS PLC SPON ADR NEW
HSBC-A	HSBC HLDGS PLC ADR A 1/40PF A
HSC	HARSCO CORP COM
HSEA	HSBC HLDGS PLC SUB CAP 8.125%
HSEB	HSBC HLDGS PLC PERP PREF SHS
HSFC-B	HSBC FINANCE CORP PFD B DEP 1/40
HSH	HILLSHIRE BRANDS CO COM
HSIC	SCHEIN HENRY INC COM
HSII	HEIDRICK & STRUGGLES INTL INC COM

HSKA	HESKA CORP COM RESTRC NEW
HSNI	HSN INC COM
HSOL	HANWHA SOLARONE CO LTD SPONSORED ADR
HSON	HUDSON GLOBAL INC COM
HSP	HOSPIRA INC COM
HSPX	EXCHANGE TRADED CONCEPTS TR II HRZN S&P500 CV C
HST	HOST HOTELS & RESORTS INC COM
HSTM	HEALTHSTREAM INC COM
HSY	HERSHEY CO COM
HT	HERSHA HOSPITALITY TR SH BEN INT A
HT-B	HERSHA HOSPITALITY TR PFD SER B
HT-C	HERSHA HOSPITALITY TR PFD SER C 6.875%
HTA	HEALTHCARE TR AMER INC CL A
HTBI	HOMETRUST BANCSHARES INC COM
HTBK	HERITAGE COMMERCE CORP COM
HTBX	HEAT BIOLOGICS INC COM
HTCH	HUTCHINSON TECHNOLOGY INC COM
HTD	HANCOCK JOHN TAX-ADV DIV INCM COM
HTF	HORIZON TECHNOLOGY FIN CORP SR NT
HTGC	HERCULES TECH GROWTH CAP INC COM
HTGY	HERCULES TECH GROWTH CAP INC SR NT 19
HTGZ	HERCULES TECH GROWTH CAP INC SR NT
HTH	HILLTOP HOLDINGS INC COM
HTHT	CHINA LODGING GROUP LTD SPONSORED ADR
HTLD	HEARTLAND EXPRESS INC COM
HTLF	HEARTLAND FINL USA INC COM
HTM	U S GEOTHERMAL INC COM
HTR	BROOKFIELD TOTAL RETURN FD INC COM
HTS	HATTERAS FINL CORP COM
HTS-A	HATTERAS FINL CORP CUM PFD-A 7.625%
HTWO	HF2 FINL MGMT INC CL A
HTWR	HEARTWARE INTL INC COM
HTY	HANCOCK JOHN INV TRUST TAX ADV GLB SH
HTZ	HERTZ GLOBAL HOLDINGS INC COM
HUB.A	HUBBELL INC CL A
HUB.B	HUBBELL INC CL B
HUBG	HUB GROUP INC CL A
HUM	HUMANA INC COM
HUN	HUNTSMAN CORP COM
HURC	HURCO COMPANIES INC COM
HURN	HURON CONSULTING GROUP INC COM
HUSA	HOUSTON AMERN ENERGY CORP COM
HUSE	HUNTINGTON STRATEGY SHS US EQT ROT ETF
HUSI-D	HSBC USA INC NEW PFD D DEP 1/4S
HUSI-F	HSBC USA INC NEW PFD F FLT RATE
HUSI-G	HSBC USA INC NEW PFD DEP 1/40 G
HUSI-H	HSBC USA INC NEW PFD 1/40 SER H
HUSI-Z	HSBC USA INC NEW PFD $2.8575
HVB	HUDSON VALLEY HOLDING CORP COM
HVPW	ALPS ETF TR US EQTHIVOLPT WR
HVT	HAVERTY FURNITURE INC COM
HVT.A	HAVERTY FURNITURE INC CL A
HW	HEADWATERS INC COM
HWAY	HEALTHWAYS INC COM
HWBK	HAWTHORN BANCSHARES INC COM
HWCC	HOUSTON WIRE & CABLE CO COM
HWKN	HAWKINS INC COM
HXL	HEXCEL CORP NEW COM

HY	HYSTER YALE MATLS HANDLING INC CL A
HYB	NEW AMER HIGH INCOME FD INC COM NEW
HYD	MARKET VECTORS ETF TR HG YLD MUN ETF
HYEM	MARKET VECTORS ETF TR EMKT HIYLD BD
HYF	MANAGED HIGH YIELD PLUS FD INC COM
HYG	ISHARES IBOXX HI YD ETF
HYGH	ISHARES U S ETF TR IT RT HDG HGYL
HYGS	HYDROGENICS CORP NEW COM NEW
HYI	WESTERN ASSET HGH YLD DFNDFD COM
HYL	CORTS TR II GOLDMAN SACHS CAP TR CTF A 6% 34
HYLD	ADVISORSHARES TR PERITUS HG YLD
HYLS	FIRST TR EXCHANGE TRADED FD IV FIRST TR TA HIYL
HYMB	SPDR SERIES TRUST NUV HGHYLD MUN
HYND	WISDOMTREE TR BOFA MERLYN NG
HYS	PIMCO ETF TR 0-5 HIGH YIELD
HYT	BLACKROCK CORPOR HI YLD FD INC COM
HYZD	WISDOMTREE TR BOFA MERLYN ZE
HZNP	HORIZON PHARMA INC COM
HZO	MARINEMAX INC COM
I	INTELSAT S A COM
I-A	INTELSAT S A MAN CONV JR PFD
IACI	IAC INTERACTIVECORP COM PAR $.001
IAE	VOYA ASIA PAC DIVID EQUITY IN COM
IAF	ABERDEEN AUSTRALIA EQTY FD INC COM
IAG	IAMGOLD CORP COM
IAI	ISHARES U.S. BR-DEAL ETF
IAK	ISHARES U.S. INSRNCE ETF
IART	INTEGRA LIFESCIENCES HLDGS CP COM NEW
IASO	IASO PHARMA INC COM
IAT	ISHARES US REGNL BKS ETF
IAU	ISHARES GOLD TRUST ISHARES
IBA	INDUSTRIAS BACHOCO S A B DE CV SPON ADR B
IBB	ISHARES NASDQ BIOTEC ETF
IBCA	INTERVEST BANCSHARES CORP COM
IBCB	ISHARES TR 2016 CORP EX ETF
IBCC	ISHARES TR 2018 CORP EX ETF
IBCD	ISHARES TR 2020 CORP EX ETF
IBCE	ISHARES TR 2023 CORP EX ETF
IBCP	INDEPENDENT BANK CORP MICH COM NEW
IBDA	ISHARES TR 2016 CP TM ETF
IBDB	ISHARES TR 2018 CP TM ETF
IBDC	ISHARES TR 2020 CP TM ETF
IBDD	ISHARES TR 2023 CP TM ETF
IBDF	ISHARES TR DEC 2016 CP BD
IBDH	ISHARES TR DEC 18 CP TERM
IBIO	IBIO INC COM
IBKC	IBERIABANK CORP COM
IBKR	INTERACTIVE BROKERS GROUP INC COM
IBM	INTERNATIONAL BUSINESS MACHS COM
IBN	ICICI BK LTD ADR
IBND	SPDR SERIES TRUST BRCLY INTL CRP
IBOC	INTERNATIONAL BANCSHARES CORP COM
IBP	INSTALLED BLDG PRODS INC COM
IBTX	INDEPENDENT BK GROUP INC COM
ICA	EMPRESAS ICA S A DE CV SPONS ADR NEW
ICAD	ICAD INC COM NEW
ICB	MORGAN STANLEY TRUSTS INCOME SECS INC
ICCC	IMMUCELL CORP COM PAR $0.10

ICE	INTERCONTINENTAL EXCHANGE INC COM
ICEL	CELLULAR DYNAMICS INTL INC COM
ICF	ISHARES COHEN&STEER REIT
ICFI	ICF INTL INC COM
ICGE	ICG GROUP INC COM
ICH	INVESTORS CAP HLDGS LTD COM
ICI	BARCLAYS BANK PLC CARRY ETN 38
ICLD	INTERCLOUD SYS INC COM NEW
ICLDW	INTERCLOUD SYS INC WT EXP 082518
ICLN	ISHARES GL CLEAN ENE ETF
ICLR	ICON PLC SHS
ICN	WISDOMTREE TR INDIAN RUP ETF
ICOL	ISHARES INC MSCI CLB CP ETF
ICON	ICONIX BRAND GROUP INC COM
ICPT	INTERCEPT PHARMACEUTICALS INC COM
ICUI	ICU MED INC COM
IDA	IDACORP INC COM
IDCC	INTERDIGITAL INC COM
IDE	VOYA INFRASTRUCTURE INDLS & MT COM
IDG	ING GROEP N V PER HYB CAP SC
IDHB	POWERSHARES ETF TR II S&P INTDEV HIB
IDHQ	POWERSHARES GLOBAL ETF TRUST DYN DEVINTLOPP
IDI	TIGER MEDIA INC SHS
IDIX	IDENIX PHARMACEUTICALS INC COM
IDLV	POWERSHARES ETF TR II INTL DEV LOWVL
IDN	INTELLICHECK MOBILISA INC COM
IDOG	ALPS ETF TR INTL SEC DV DOG
IDRA	IDERA PHARMACEUTICALS INC COM NEW
IDSA	INDUSTRIAL SVCS AMER INC FLA COM
IDSY	I D SYSTEMS INC COM
IDT	IDT CORP CL B NEW
IDTI	INTEGRATED DEVICE TECHNOLOGY COM
IDU	ISHARES U.S. UTILITS ETF
IDV	ISHARES INTL SEL DIV ETF
IDX	MARKET VECTORS ETF TR INDONESIA ETF
IDXJ	MARKET VECTORS ETF TR INDONESA S CAP
IDXX	IDEXX LABS INC COM
IEC	IEC ELECTRS CORP NEW COM
IEF	ISHARES 7-10 Y TR BD ETF
IEFA	ISHARES TR CORE MSCI EAFE
IEH	INTEGRYS ENERGY GROUP INC JR SUB FX/FLT 73
IEI	ISHARES 3-7 YR TR BD ETF
IEIL	ISHARES U S ETF TR ENH INTL L CAP
IEIS	ISHARES U S ETF TR ENH INTL SMCAP
IELG	ISHARES U S ETF TR ENH US LCP ETF
IEMF	EGA EMERGING GLOBAL SHS TR TCW INT INV BD
IEMG	ISHARES INC CORE MSCI EMKT
IEO	ISHARES US OIL&GS EX ETF
IEP	ICAHN ENTERPRISES LP DEPOSITARY UNIT
IESC	INTEGRATED ELECTRICAL SVC COM
IESM	ISHARES U S ETF TR ENH US SCP ETF
IEUR	ISHARES TR CORE MSCI EURO
IEV	ISHARES EUROPE ETF
IEX	IDEX CORP COM
IEZ	ISHARES US OIL EQ&SV ETF
IF	ABERDEEN INDONESIA FD INC COM
IFAS	ISHARES ASIA DEV RE ETF
IFEU	ISHARES EUR DEV RE ETF

IFF	INTERNATIONAL FLAVORS&FRAGRANC COM
IFGL	ISHARES INTL DEV RE ETF
IFMI	INSTITUTIONAL FINL MKTS INC COM
IFN	INDIA FD INC COM
IFNA	ISHARES NORT AME RE ETF
IFON	INFOSONICS CORP COM
IFSM	ISHARES DEVSMCP EXNA ETF
IFT	IMPERIAL HLDGS INC COM
IG	IGI LABS INC COM
IGA	VOYA GLBL ADV & PREM OPP FD COM
IGC	INDIA GLOBALIZATION CAP INC COM NEW
IGC+	INDIA GLOBALIZATION CAP INC WT EXP 030615
IGD	VOYA GLBL EQTY DIV & PREM OPP COM
IGE	ISHARES NA NAT RES
IGF	ISHARES GLB INFRASTR ETF
IGI	WESTERN ASSET INVT GRADE DEFIN COM
IGLD	INTERNET GOLD-GOLDEN LINES LTD ORD
IGM	ISHARES N AMER TECH ETF
IGN	ISHARES NA TEC MULTM ETF
IGOV	ISHARES INTL TREA BD ETF
IGR	CBRE CLARION GLOBAL REAL ESTAT COM
IGS	PROSHARES TR SHT INV GRD CP
IGT	INTERNATIONAL GAME TECHNOLOGY COM
IGTE	IGATE CORP COM
IGU	PROSHARES TR ULT INV GRD CP
IGV	ISHARES NA TEC-SFTWR ETF
IHC	INDEPENDENCE HLDG CO NEW COM NEW
IHD	VOYA EMERGING MKTS HIGH DIVID COM
IHDG	WISDOMTREE TR ITL HDG DIV GT
IHE	ISHARES U.S. PHARMA ETF
IHF	ISHARES US HLTHCR PR ETF
IHG	INTERCONTINENTAL HTLS GRP PLC SPON ADR NEW 12
IHI	ISHARES U.S. MED DVC ETF
IHS	IHS INC CL A
IHT	INNSUITES HOSPITALITY TR SH BEN INT
IHY	MARKET VECTORS ETF TR INTL HI YLD BD
IID	VOYA INTL HIGH DIVID EQTY INC COM
IIF	MORGAN STANLEY INDIA INVS FD COM
III	INFORMATION SERVICES GROUP INC COM
IIIN	INSTEEL INDUSTRIES INC COM
IIJI	INTERNET INITIATIVE JAPAN INC SPONSORED ADR
IILG	INTERVAL LEISURE GROUP INC COM
IIM	INVESCO VALUE MUN INCOME TR COM
IIN	INTRICON CORP COM
IIVI	II VI INC COM
IJH	ISHARES CORE S&P MCP ETF
IJJ	ISHARES S&P MC 400VL ETF
IJK	ISHARES S&P MC 400GR ETF
IJNK	SPDR SER TR BRCLY HGH YIEL
IJR	ISHARES CORE S&P SCP ETF
IJS	ISHARES SP SMCP600VL ETF
IJT	ISHARES SP SMCP600GR ETF
IKAN	IKANOS COMMUNICATIONS COM
IKGH	IAO KUN GROUP HLDG CO LTD ORD USD SHS
IKNX	IKONICS CORP COM
IL	INTRALINKS HLDGS INC COM
ILB	PIMCO ETF TR GB ADV INF BD
ILF	ISHARES LATN AMER 40 ETF

ILMN	ILLUMINA INC COM
ILTB	ISHARES CORE LT USDB ETF
IM	INGRAM MICRO INC CL A
IMAX	IMAX CORP COM
IMCB	INTERMOUNTAIN CMNTY BANCORP COM NEW
IMGN	IMMUNOGEN INC COM
IMH	IMPAC MTG HLDGS INC COM NEW
IMI	INTERMOLECULAR INC COM
IMKTA	INGLES MKTS INC CL A
IMLP	BARCLAYS BK PLC IPATH S&P MLP
IMMR	IMMERSION CORP COM
IMMU	IMMUNOMEDICS INC COM
IMMY	IMPRIMIS PHARMACEUTICALS INC COM NEW
IMN	IMATION CORP COM
IMO	IMPERIAL OIL LTD COM NEW
IMOS	CHIPMOS TECH BERMUDA LTD SHS
IMPV	IMPERVA INC COM
IMRS	IMRIS INC COM
IMS	IMS HEALTH HLDGS INC COM
IMUC	IMMUNOCELLULAR THERAPEUTICS COM
INAP	INTERNAP NETWORK SVCS CORP COM PAR $.001
INB	COHEN & STEERS GLOBAL INC BLDR COM
INBK	FIRST INTERNET BANCORP COM
INCO	EGA EMERGING GLOBAL SHS TR INDIA CONSUMER
INCY	INCYTE CORP COM
IND	ING GROEP N V PERP DEBT SECS
INDB	INDEPENDENT BANK CORP MASS COM
INDL	DIREXION SHS ETF TR INDIA BULL 3X SH
INDY	ISHARES INDIA 50 ETF
INF	BROOKFIELD GLOBL LISTED INFRAS COM SHS
INFA	INFORMATICA CORP COM
INFI	INFINITY PHARMACEUTICALS INC COM
INFL	DEUTSCHE BK AG LONDON BRH US INFLATN ETN
INFN	INFINERA CORPORATION COM
INFU	INFUSYSTEM HLDGS INC COM
INFY	INFOSYS LTD SPONSORED ADR
ING	ING GROEP N V SPONSORED ADR
INGN	INOGEN INC COM
INGR	INGREDION INC COM
ININ	INTERACTIVE INTELLIGENCE GROUP COM
INKM	SSGA ACTIVE ETF TR INCOM ALLO ETF
INN	SUMMIT HOTEL PPTYS COM
INN-A	SUMMIT HOTEL PPTYS PFD-A 9.25%
INN-B	SUMMIT HOTEL PPTYS PFD B 7.875%
INN-C	SUMMIT HOTEL PPTYS PFD SER C 7.125%
INO	INOVIO PHARMACEUTICALS INC COM NEW
INOD	INNODATA INC COM NEW
INP	BARCLAYS BK PLC IPMS INDIA ETN
INPH	INTERPHASE CORP COM
INR	MORGAN STANLEY RUPEE/USD ETN
INS	INTELLIGENT SYS CORP NEW COM
INSM	INSMED INC COM PAR $.01
INSY	INSYS THERAPEUTICS INC NEW COM NEW
INT	WORLD FUEL SVCS CORP COM
INTC	INTEL CORP COM
INTG	INTERGROUP CORP COM
INTL	INTL FCSTONE INC COM
INTLL	INTL FCSTONE INC SR NT 20

INTT	INTEST CORP COM
INTU	INTUIT COM
INTX	INTERSECTIONS INC COM
INUV	INUVO INC COM NEW
INVE	IDENTIV INC COM NEW
INVN	INVENSENSE INC COM
INVT	INVENTERGY GLOBAL INC COM
INWK	INNERWORKINGS INC COM
INXN	INTERXION HOLDING N.V SHS
INXX	EGA EMERGING GLOBAL SHS TR EGS INDI INF ETF
INY	SPDR SERIES TRUST NUVN BR NY MUNI
INZ	ING GROEP N V PFD PERP DBT %
IO	ION GEOPHYSICAL CORP COM
IOC	INTEROIL CORP COM
IOIL	INDEXIQ ETF TR GLB CRUDE OIL
IOO	ISHARES GLOBAL 100 ETF
IOSP	INNOSPEC INC COM
IOT	INCOME OPPORTUNITY RLTY INVS COM
IP	INTL PAPER CO COM
IP#	INTL PAPER CO EX DISTRIB WI
IPAC	ISHARES TR CORE MSCI PAC
IPAR	INTER PARFUMS INC COM
IPAS	IPASS INC COM
IPB	INDEXPLUS TR SER 03-1 TR
IPCC	INFINITY PPTY & CAS CORP COM
IPCI	INTELLIPHARMACEUTICS INTL INC COM
IPCM	IPC THE HOSPITALIST CO INC COM
IPD	SPDR INDEX SHS FDS S&P INTL CONS
IPDN	PROFESSIONAL DIVERSITY NET INC COM
IPE	SPDR SERIES TRUST BARCLYS TIPS ETF
IPF	SPDR INDEX SHS FDS INTL FINL ETF
IPFF	ISHARES TR INTL PFD STK ETF
IPG	INTERPUBLIC GROUP COS INC COM
IPGP	IPG PHOTONICS CORP COM
IPHI	INPHI CORP COM
IPHS	INNOPHOS HOLDINGS INC COM
IPI	INTREPID POTASH INC COM
IPK	SPDR INDEX SHS FDS INTL TECH ETF
IPKW	POWERSHARES ETF TR II PWRS INT BUYBK
IPL-D	INTERSTATE PWR & LT CO PERP PFD SER D
IPN	SPDR INDEX SHS FDS INTL INDS ETF
IPO	RENAISSANCE FDS IPO ETF
IPS	SPDR INDEX SHS FDS CONSM SPLS ETF
IPU	SPDR INDEX SHS FDS INTL UTILT ETF
IPW	SPDR INDEX SHS FDS INTL ENRGY ETF
IPWR	IDEAL PWR INC COM
IPXL	IMPAX LABORATORIES INC COM
IQDE	FLEXSHARES TR INTL QLTDV DEF
IQDF	FLEXSHARES TR INTL QLTDV IDX
IQDY	FLEXSHARES TR INT QLTDVDYNAM
IQI	INVESCO QUALITY MUNI INC TRST COM
IQNT	INTELIQUENT INC COM
IR	INGERSOLL-RAND PLC SHS
IRBT	IROBOT CORP COM
IRC	INLAND REAL ESTATE CORP COM NEW
IRC-A	INLAND REAL ESTATE CORP PFD SER A
IRDM	IRIDIUM COMMUNICATIONS INC COM
IRDMB	IRIDIUM COMMUNICATIONS INC PERP PFD CNV B

IRDMZ	IRIDIUM COMMUNICATIONS INC WT EXP 021415
IRE	IRELAND BK SPNSRD ADR NEW
IRET	INVESTORS REAL ESTATE TR SH BEN INT
IRET-	INVESTORS REAL ESTATE TR PFD SER A 8.25%
IRET-B	INVESTORS REAL ESTATE TR PFD-B 7.95%
IRF	INTERNATIONAL RECTIFIER CORP COM
IRG	IGNITE RESTAURANT GROUP INC COM
IRIX	IRIDEX CORP COM
IRL	NEW IRELAND FUND INC COM
IRM	IRON MTN INC COM
IROQ	IF BANCORP INC COM
IRR	VOYA RISK MANAGED NAT RES FD COM
IRS	IRSA INVERSIONES Y REP S A GLOBL DEP RCPT
IRT	INDEPENDENCE RLTY TR INC COM
IRV	SPDR INDEX SHS FDS INTL MTRLS SEC
IRWD	IRONWOOD PHARMACEUTICALS INC COM CL A
IRY	SPDR INDEX SHS FDS INTL HLTH ETF
ISBC	INVESTORS BANCORP INC NEW COM
ISCA	INTERNATIONAL SPEEDWAY CORP CL A
ISD	PRUDENTIAL SHT DURATION HG YLD COM
ISDR	ISSUER DIRECT CORPORATION COM NEW
ISF	ING GROEP N V PERP HYB6.375%
ISG	ING GROEP N V PERP DBT 6.125
ISH	INTERNATIONAL SHIPHOLDING CORP COM NEW
ISH-A	INTERNATIONAL SHIPHOLDING CORP CUMRED PER PFD A
ISH-B	INTERNATIONAL SHIPHOLDING CORP PERP PFD SER B
ISHG	ISHARES 3YRTB ETF
ISIG	INSIGNIA SYS INC COM
ISIL	INTERSIL CORP CL A
ISIS	ISIS PHARMACEUTICALS INC COM
ISL	ABERDEEN ISRAEL FUND INC COM
ISLE	ISLE OF CAPRI CASINOS INC COM
ISM	SLM CORP NT A CPI LINK
ISNS	IMAGE SENSING SYS INC COM
ISP	ING GROEP N V PERP DEBT 6.2%
ISR	ISORAY INC COM
ISRA	MARKET VECTORS ETF TR ISRAEL ETF
ISRG	INTUITIVE SURGICAL INC COM NEW
ISRL	ISRAMCO INC COM NEW
ISS	ISOFTSTONE HLDGS LTD SPONSORED ADS
ISSC	INNOVATIVE SOLUTIONS & SUPPORT COM
ISSI	INTEGRATED SILICON SOLUTION COM
IST	SPDR INDEX SHS FDS INTL TELEC ETF
ISTB	ISHARES TR CORE ST USDB ETF
IT	GARTNER INC COM
ITA	ISHARES U.S. AER&DEF ETF
ITB	ISHARES US HOME CONS ETF
ITC	ITC HLDGS CORP COM
ITCI	INTRA CELLULAR THERAPIES INC COM
ITE	SPDR SERIES TRUST BRCLYS INTER ETF
ITF	ISHARES JAPAN LG-CAP ETF
ITG	INVESTMENT TECHNOLOGY GRP NEW COM
ITI	ITERIS INC COM
ITIC	INVESTORS TITLE CO COM
ITIP	ISHARES TR INTL INFL-LKD BD
ITLT	DEUTSCHE BK AG LONDON BRH PWSH 3X ITL TR
ITLY	DEUTSCHE BK AG LONDON BRH PWSH ITAL TRES
ITM	MARKET VECTORS ETF TR MKTVEC INTMUETF

ITMN	INTERMUNE INC COM
ITOT	ISHARES CORE S&P TTL STK
ITR	SPDR SERIES TRUST INTR TRM CORP BD
ITRI	ITRON INC COM
ITRN	ITURAN LOCATION AND CONTROL SHS
ITT	ITT CORP NEW COM NEW
ITUB	ITAU UNIBANCO HLDG SA SPON ADR REP PFD
ITW	ILLINOIS TOOL WKS INC COM
IUSB	ISHARES TR CORE TL USD BD
IUSG	ISHARES CORE US GRW ETF
IUSV	ISHARES CORE US VAL ETF
IVAC	INTEVAC INC COM
IVAN	IVANHOE ENERGY INC COM NEW
IVC	INVACARE CORP COM
IVE	ISHARES S&P 500 VAL ETF
IVH	IVY HIGH INC OPPORTUNITIES FD COM
IVOG	VANGUARD ADMIRAL FDS INC MIDCP 400 GRTH
IVOO	VANGUARD ADMIRAL FDS INC MIDCP 400 IDX
IVOP	BARCLAYS BK PLC IPATH LN ENHAN
IVOV	VANGUARD ADMIRAL FDS INC MIDCP 400 VAL
IVR	INVESCO MORTGAGE CAPITAL INC COM
IVR-A	INVESCO MORTGAGE CAPITAL INC PFD SER A 7.75%
IVV	ISHARES CORE S&P500 ETF
IVW	ISHARES S&P 500 GRWT ETF
IVZ	INVESCO LTD SHS
IWB	ISHARES RUS 1000 ETF
IWC	ISHARES MICRO-CAP ETF
IWD	ISHARES RUS 1000 VAL ETF
IWF	ISHARES RUS 1000 GRW ETF
IWL	ISHARES RUS TOP 200 ETF
IWM	ISHARES RUSSELL 2000 ETF
IWN	ISHARES RUS 2000 VAL ETF
IWO	ISHARES RUS 2000 GRW ETF
IWP	ISHARES RUS MD CP GR ETF
IWR	ISHARES RUS MID-CAP ETF
IWS	ISHARES RUS MDCP VAL ETF
IWV	ISHARES RUSSELL 3000 ETF
IWX	ISHARES RUS TP200 VL ETF
IWY	ISHARES RUS TP200 GR ETF
IX	ORIX CORP SPONSORED ADR
IXC	ISHARES GLOBAL ENERG ETF
IXG	ISHARES GLOBAL FINLS ETF
IXJ	ISHARES GLOB HLTHCRE ETF
IXN	ISHARES GLOBAL TECH ETF
IXP	ISHARES GLOB TELECOM ETF
IXUS	ISHARES TR CORE MSCITOTAL
IXYS	IXYS CORP COM
IYC	ISHARES U.S. CNSM SV ETF
IYE	ISHARES U.S. ENERGY ETF
IYF	ISHARES U.S. FINLS ETF
IYG	ISHARES U.S. FIN SVC ETF
IYH	ISHARES US HLTHCARE ETF
IYJ	ISHARES U.S. INDS ETF
IYK	ISHARES U.S. CNSM GD ETF
IYM	ISHARES U.S. BAS MTL ETF
IYR	ISHARES U.S. REAL ES ETF
IYT	ISHARES TRANS AVG ETF
IYW	ISHARES U.S. TECH ETF

IYY	ISHARES DOW JONES US ETF
IYZ	ISHARES U.S. TELECOM ETF
JACK	JACK IN THE BOX INC COM
JACQ	COLLABRIUM JAPAN ACQUISITN CP SHS
JACQU	COLLABRIUM JAPAN ACQUISITN CP UNIT EX 000017
JACQW	COLLABRIUM JAPAN ACQUISITN CP WT EXP 010019
JAH	JARDEN CORP COM
JAKK	JAKKS PAC INC COM
JASO	JA SOLAR HOLDINGS CO LTD SPON ADR REP5ORD
JAXB	JACKSONVILLE BANCORP INC FLA COM NEW
JAZZ	JAZZ PHARMACEUTICALS PLC SHS USD
JBHT	HUNT J B TRANS SVCS INC COM
JBJ	CORPORATE BACKED TR CTFS 03-4 6.25% 97
JBK	CORPORATE BACKED TR CTFS 04-6 A1 3.50
JBL	JABIL CIRCUIT INC COM
JBLU	JETBLUE AIRWAYS CORP COM
JBN	CORPORATE BACKED CALL TR CTFS CORTS A-1 7%
JBR	CORPORATE BACKED CALL TR CTFS JCP 06-1CTF A1
JBSS	SANFILIPPO JOHN B & SON INC COM
JBT	JOHN BEAN TECHNOLOGIES CORP COM
JCE	NUVEEN CORE EQUITY ALPHA FUND COM
JCI	JOHNSON CTLS INC COM
JCI-Z	JOHNSON CTLS INC CORP UNIT
JCOM	J2 GLOBAL INC COM
JCP	PENNEY J C INC COM
JCS	COMMUNICATIONS SYS INC COM
JCTCF	JEWETT CAMERON TRADING LTD COM NEW
JD	JD COM INC SPON ADR CL A
JDD	NUVEEN DIVERSIFIED DIV INCM FD COM
JDST	DIREXION SHS ETF TR DLY JR GMNR BEAR
JDSU	JDS UNIPHASE CORP COM PAR $0.001
JE	JUST ENERGY GROUP INC COM
JEC	JACOBS ENGR GROUP INC DEL COM
JEM	BARCLAYS BANK PLC IPATH GEMS INDEX
JEQ	ABERDEEN JAPAN EQUITY FD INC COM
JFC	JPMORGAN CHINA REGION FD INC COM
JFR	NUVEEN FLOATING RATE INCOME FD COM
JGBB	WISDOMTREE TR JAPAN INTRT FD
JGBD	DEUTSCHE BK AG LONDON BRH 3X INV JAP GOV
JGBL	DEUTSCHE BK AG LONDON BRH PWRSH JAP GOVT
JGBS	DEUTSCHE BK AG LONDON BRH INV JAP GOV BD
JGBT	DEUTSCHE BK AG LONDON BRH PWSH 3X JAP GV
JGG	NUVEEN GBL INCOME OPPORTUN FD COM
JGT	NUVEEN DIVER CURRENCY OPPOR FD COM
JGV	NUVEEN GLOBAL EQUITY INCOME FD COM
JGW	JGWPT HLDGS INC CL A
JHI	HANCOCK JOHN INVS TR COM
JHP	NUVEEN QUALITY PFD INC FD 3 COM
JHS	HANCOCK JOHN INCOME SECS TR COM
JHX	JAMES HARDIE INDS PLC SPONSORED ADR
JIVE	JIVE SOFTWARE INC COM
JJA	BARCLAYS BANK PLC ETN DJUBS AGRI37
JJC	BARCLAYS BK PLC ETN DJUBS COPR37
JJE	BARCLAYS BANK PLC ETN DJUBS ENRG37
JJG	BARCLAYS BANK PLC ETN DJUBS GRNS37
JJM	BARCLAYS BK PLC ETN DJUBS IND MT
JJN	BARCLAYS BK PLC ETN DJUBS NCKL37
JJP	BARCLAYS BANK PLC ETN DJUBS PMET38

JJS	BARCLAYS BANK PLC ETN DJUBSSOFT 38
JJSF	J & J SNACK FOODS CORP COM
JJT	BARCLAYS BANK PLC ETN DJUBS TIN 38
JJU	BARCLAYS BANK PLC ETN DJUBSALUMI38
JKD	ISHARES MRNGSTR LG-CP ET
JKE	ISHARES MRNGSTR LG-CP GR
JKF	ISHARES MRNGSTR LG-CP VL
JKG	ISHARES MRGSTR MD CP ETF
JKH	ISHARES MRGSTR MD CP GRW
JKHY	HENRY JACK & ASSOC INC COM
JKI	ISHARES MRGSTR MD CP VAL
JKJ	ISHARES MRGSTR SM CP ETF
JKK	ISHARES MRGSTR SM CP GR
JKL	ISHARES MRNING SM CP ETF
JKS	JINKOSOLAR HLDG CO LTD SPONSORED ADR
JLA	NUVEEN EQUITY PREM ADV FD COM
JLL	JONES LANG LASALLE INC COM
JLS	NUVEEN MTG OPPORTUNITY TERM FD COM
JMBA	JAMBA INC COM NEW
JMEI	JUMEI INTL HLDG LTD SPONSORED ADR
JMF	NUVEEN ENERGY MLP TOTL RTRNFD COM
JMI	JAVELIN MTG INVT CORP COM
JMLP	NUVEEN ALL CAP ENE MLP OPPO FD COM
JMP	JMP GROUP INC COM
JMPB	JMP GROUP INC SR NT 23
JMPC	JMP GROUP INC 7.25 SR NT 21
JMT	NUVEEN MTG OPPTY TERM FD 2 COM
JNJ	JOHNSON & JOHNSON COM
JNK	SPDR SERIES TRUST BRC HGH YLD BD
JNPR	JUNIPER NETWORKS INC COM
JNS	JANUS CAP GROUP INC COM
JNUG	DIREXION SHS ETF TR DLY JR GL MNR 3X
JO	BARCLAYS BANK PLC ETN DJUBSCOFFE38
JOB	GENERAL EMPLOYMENT ENTERPRISES COM
JOBS	51JOB INC SP ADR REP COM
JOE	ST JOE CO COM
JOEZ	JOES JEANS INC COM
JOF	JAPAN SMALLER CAPTLZTN FD INC COM
JONE	JONES ENERGY INC COM CL A
JOUT	JOHNSON OUTDOORS INC CL A
JOY	JOY GLOBAL INC COM
JPC	NUVEEN PFD INCOME OPPRTNY FD COM
JPG	NUVEEN EQUITY PREM & GROWTH FD COM
JPGE	J P MORGAN EXCHANGE TRADED FD DIV RTN GLB EQ
JPI	NUVEEN PFD & INCOME TERM FD COM
JPM	JPMORGAN CHASE & CO COM
JPM+	JPMORGAN CHASE & CO WT EXP 102818
JPM-A	JPMORGAN CHASE & CO DEP 1/400 PFD P
JPM-B	JPMORGAN CHASE & CO DEP SHS RP PFD T
JPM-C	JPMORGAN CHASE CAP XXIX GTD CAP SECS
JPM-D	JPMORGAN CHASE & CO DEP1/400 PFD O
JPMV	ISHARES TR JAPAN MIN VOL
JPNL	DIREXION SHS ETF TR DLY JPN BULL 3X
JPNS	DIREXION SHS ETF TR DLY JPN BEAR 3X
JPP	SPDR INDEX SHS FDS RUSS NOMURA PR
JPS	NUVEEN QUALITY PFD INCOME FD 2 COM
JPW	NUVEEN FLEXIBLE INVT INCOME FD COM
JPX	PROSHARES TR ULTRSH MSCI PAC

JPZ	NUVEEN EQUITY PREM INCOME FD COM
JQC	NUVEEN CR STRATEGIES INCM FD COM SHS
JRI	NUVEEN REAL ASSET INC & GROWTH COM
JRJC	CHINA FIN ONLINE CO LTD SPONSORED ADR
JRN	JOURNAL COMMUNICATIONS INC CL A
JRO	NUVEEN FLTNG RTE INCM OPP FD COM SHS
JRS	NUVEEN REAL ESTATE INCOME FD COM
JSC	SPDR INDEX SHS FDS RUSS NOM SC JP
JSD	NUVEEN SHT DUR CR OPP FD COM
JSM	SLM CORP SR NT 6% 121543
JSN	NUVEEN EQTY PRM OPPORTUNITYFD COM
JST	JINPAN INTL LTD ORD
JTA	NUVEEN TX ADV TOTAL RET STRGY COM
JTD	NUVEEN TAX ADVANTAGED DIV GRWT COM
JTP	NUVEEN QUALITY PFD INCOME FD COM
JTPY	JETPAY CORP COM
JUNR	GLOBAL X FDS GBLX JR MNRS NEW
JVA	COFFEE HLDGS INC COM
JW.A	WILEY JOHN & SONS INC CL A
JW.B	WILEY JOHN & SONS INC CL B
JWN	NORDSTROM INC COM
JXI	ISHARES GLOB UTILITS ETF
JXSB	JACKSONVILLE BANCORP INC MD COM
JYN	BARCLAYS BANK PLC IPTH JPY/USD ETN
JZC	CORPORATE BACKED TR CTFS 04-4 CL A-1 6%
JZJ	CORPORATE BACKED TR CTFS 03-18 A1 7.125
K	KELLOGG CO COM
KAI	KADANT INC COM
KALU	KAISER ALUMINUM CORP COM PAR $0.01
KAMN	KAMAN CORP COM
KANG	IKANG HEALTHCARE GROUP INC SPONSORED ADR
KAP	KCAP FINL INC SR NT 19
KAR	KAR AUCTION SVCS INC COM
KATE	KATE SPADE & CO COM
KB	KB FINANCIAL GROUP INC SPONSORED ADR
KBA	KRANESHARES TR BOSERA MSCI CH
KBALB	KIMBALL INTL INC CL B
KBE	SPDR SERIES TRUST S&P BK ETF
KBH	KB HOME COM
KBIO	KALOBIOS PHARMACEUTICALS INC COM
KBR	KBR INC COM
KBWB	POWERSHARES ETF TR II KBW BK PORT
KBWC	POWERSHARES ETF TR II KBW CP MKT PRT
KBWD	POWERSHARES ETF TRUST II KBW HG YLD FIN
KBWI	POWERSHARES ETF TR II KBW INS PORT
KBWP	POWERSHARES ETF TRUST II PRP CAS INS PT
KBWR	POWERSHARES ETF TR II KBW RG BK PORT
KBWY	POWERSHARES ETF TRUST II KBW YIELD REIT
KCAP	KCAP FINL INC COM
KCC	CORTS TR II PROVIDENT FING CORTS 8.20%
KCE	SPDR SERIES TRUST S&P CAP MKTS
KCG	KCG HLDGS INC CL A
KCLI	KANSAS CITY LIFE INS CO COM
KED	KAYNE ANDERSON ENERGY DEV CO COM
KEF	KOREA EQUITY FD INC COM
KEG	KEY ENERGY SVCS INC COM
KELYA	KELLY SVCS INC CL A
KELYB	KELLY SVCS INC CL B

KEM	KEMET CORP COM NEW
KEP	KOREA ELECTRIC PWR SPONSORED ADR
KEQU	KEWAUNEE SCIENTIFIC CORP COM
KERX	KERYX BIOPHARMACEUTICALS INC COM
KEX	KIRBY CORP COM
KEY	KEYCORP NEW COM
KEY-G	KEYCORP NEW PFD 7.75% SR A
KEYW	KEYW HLDG CORP COM
KF	KOREA FD COM NEW
KFFB	KENTUCKY FIRST FED BANCORP COM
KFH	KKR FINL HLDGS LLC SR NT 8.375%41
KFI	KKR FINL HLDGS LLC SR NT
KFN-	KKR FINL HLDGS LLC PFD SER A LLC
KFRC	KFORCE INC COM
KFS	KINGSWAY FINL SVCS INC COM NEW
KFX	KOFAX LTD COM USD
KFY	KORN FERRY INTL COM NEW
KFYP	KRANESHARES TR CSI CHI FIVE YR
KGC	KINROSS GOLD CORP COM NO PAR
KGJI	KINGOLD JEWELRY INC COM NEW
KHI	DWS HIGH INCOME TR SHS NEW
KIE	SPDR SERIES TRUST S&P INS ETF
KIM	KIMCO RLTY CORP COM
KIM-H	KIMCO RLTY CORP DEP 1/100PFD-H
KIM-I	KIMCO RLTY CORP DEP 1/1000 PFD I
KIM-J	KIMCO RLTY CORP DEP 1/1000 PFD J
KIM-K	KIMCO RLTY CORP DEP1/1000PFD K%
KIN	KINDRED BIOSCIENCES INC COM
KING	KING DIGITAL ENTMT PLC ORD SHS
KINS	KINGSTONE COS INC COM
KIO	KKR INCOME OPPORTUNITIES FD COM
KIOR	KIOR INC CL A
KIPO	KEATING CAPITAL INC COM
KIPS	KIPS BAY MED INC COM
KIRK	KIRKLANDS INC COM
KITE	KITE PHARMA INC COM
KKD	KRISPY KREME DOUGHNUTS INC COM
KKR	KKR & CO L P DEL COM UNITS
KLAC	KLA-TENCOR CORP COM
KLD	ISHARES USA ESG SLCT ETF
KLIC	KULICKE & SOFFA INDS INC COM
KMB	KIMBERLY CLARK CORP COM
KMDA	KAMADA LTD SHS
KME	SPDR SERIES TRUST S&P MTG FIN
KMF	KAYNE ANDERSON MDSTM ENERGY FD COM
KMG	KMG CHEMICALS INC COM
KMI	KINDER MORGAN INC DEL COM
KMI+	KINDER MORGAN INC DEL WT EXP 052517
KMM	DWS MULTI MKT INCOME TR SHS
KMP	KINDER MORGAN ENERGY PARTNERS UT LTD PARTNER
KMPA	KEMPER CORP DEL SUB NT 54
KMPR	KEMPER CORP DEL COM
KMR	KINDER MORGAN MANAGEMENT LLC SHS
KMT	KENNAMETAL INC COM
KMX	CARMAX INC COM
KN	KNOWLES CORP COM
KND	KINDRED HEALTHCARE INC COM
KNDI	KANDI TECHNOLOGIES GROUP INC COM

KNL	KNOLL INC COM NEW
KNM	KONAMI CORP SPONSORED ADR
KNOP	KNOT OFFSHORE PARTNERS LP COM UNITS
KNOW	DIREXION SHS ETF TR ALL CP INSIDER
KNX	KNIGHT TRANSN INC COM
KO	COCA COLA CO COM
KODK	EASTMAN KODAK CO COM NEW
KODK+	EASTMAN KODAK CO WT EXP 090318
KODK+A	EASTMAN KODAK CO WT EXP 090318
KOF	COCA COLA FEMSA S A B DE C V SPON ADR REP L
KOG	KODIAK OIL & GAS CORP COM
KOL	MARKET VECTORS ETF TR COAL ETF
KOLD	PROSHARES TR II UL DJUBSNATG NEW
KONA	KONA GRILL INC COM
KONE	KINGTONE WIRELESSINFO SOL HLDG SPONSORED ADR NE
KOOL	CESCA THERAPEUTICS INC COM
KOP	KOPPERS HOLDINGS INC COM
KOPN	KOPIN CORP COM
KORS	MICHAEL KORS HLDGS LTD SHS
KORU	DIREXION SHS ETF TR DRX DLYSOKOR3X
KORZ	DIREXION SHS ETF TR S KOREA BEAR3X
KOS	KOSMOS ENERGY LTD SHS
KOSS	KOSS CORP COM
KPTI	KARYOPHARM THERAPEUTICS INC COM
KR	KROGER CO COM
KRA	KRATON PERFORMANCE POLYMERS COM
KRC	KILROY RLTY CORP COM
KRC-G	KILROY RLTY CORP PFD SER G
KRC-H	KILROY RLTY CORP PFD-H
KRE	SPDR SERIES TRUST S&P REGL BKG
KRFT	KRAFT FOODS GROUP INC COM
KRG	KITE RLTY GROUP TR COM
KRG-A	KITE RLTY GROUP TR PERP PFD SER A
KRNY	KEARNY FINL CORP COM
KRO	KRONOS WORLDWIDE INC COM
KROO	INDEXIQ ETF TR AUST SM CP ETF
KRS	PROSHARES TR SHT KBW REGBNK
KRU	PROSHARES TR ULT KBW REGBNK
KS	KAPSTONE PAPER & PACKAGING CRP COM
KSM	DWS STRATEGIC MUN INCOME TR COM
KSS	KOHLS CORP COM
KST	DWS STRATEGIC INCOME TR SHS
KSU	KANSAS CITY SOUTHERN COM NEW
KSU-	KANSAS CITY SOUTHERN PFD 4%
KT	KT CORP SPONSORED ADR
KTCC	KEY TRONICS CORP COM
KTEC	KEY TECHNOLOGY INC COM
KTF	DWS MUN INCOME TR COM
KTH	CORTS TR PECO ENERGY CAP TRIII CORTS 8.00%
KTN	CREDIT-ENHANCED CORTS TR AON CORTS 8.205%
KTOS	KRATOS DEFENSE & SEC SOLUTIONS COM NEW
KTP	CORTS TR J C PENNEY CORTS 7.625%
KTWO	K2M GROUP HLDGS INC COM
KUTV	KU6 MEDIA CO LTD SPONSORED ADR
KVHI	KVH INDS INC COM
KW	KENNEDY-WILSON HLDGS INC COM
KWEB	KRANESHARES TR CSI CHI INTERNET
KWK	QUICKSILVER RESOURCES INC COM

KWN	KENNEDY-WILSON INC SR NT 42
KWR	QUAKER CHEM CORP COM
KWT	MARKET VECTORS ETF TR SOLAR ENRG NEW
KXI	ISHARES GLB CNSM STP ETF
KYE	KAYNE ANDERSON ENRGY TTL RT FD COM
KYN	KAYNE ANDERSON MLP INVT CO COM
KYN-E	KAYNE ANDERSON MLP INVT CO PFD CL E 4.25%
KYN-F	KAYNE ANDERSON MLP INVT CO PFD 3.50 SER F
KYN-G	KAYNE ANDERSON MLP INVT CO PFD SHS SER G
KYO	KYOCERA CORP ADR
KYTH	KYTHERA BIOPHARMACEUTICALS INC COM
KZ	KONGZHONG CORP SPONSORED ADR
L	LOEWS CORP COM
LABC	LOUISANA BANCORP INC NEW COM
LABL	MULTI COLOR CORP COM
LACO	LAKES ENTMNT INC COM
LAD	LITHIA MTRS INC CL A
LADR	LADDER CAP CORP CL A
LAG	SPDR SERIES TRUST BRCLYS AGG ETF
LAKE	LAKELAND INDS INC COM
LALT	POWERSHARES ACTIVE MNG ETF TR ALT MULTI STRG
LAMR	LAMAR ADVERTISING CO CL A
LANC	LANCASTER COLONY CORP COM
LAND	GLADSTONE LD CORP COM
LAQ	ABERDEEN LATIN AMER EQTY FD COM
LARK	LANDMARK BANCORP INC COM
LAS	LENTUO INTL INC SPONSORED ADS
LATM	MARKET VECTORS ETF TR LAT AM SML CAP
LAWS	LAWSON PRODS INC COM
LAYN	LAYNE CHRISTENSEN CO COM
LAZ	LAZARD LTD SHS A
LB	L BRANDS INC COM
LBAI	LAKELAND BANCORP INC COM
LBF	DWS GLOBAL HIGH INCOME FD COM
LBIX	LEADING BRANDS INC COM NEW
LBJ	DIREXION SHS ETF TR LATN AM BULL3X
LBMH	LIBERATOR MEDICAL HLDGS INC COM
LBND	DEUTSCHE BK AG LONDON BRH DB 3X LONG UST
LBTYA	LIBERTY GLOBAL PLC SHS CL A
LBTYB	LIBERTY GLOBAL PLC SHS CL B
LBTYK	LIBERTY GLOBAL PLC SHS CL C
LBY	LIBBEY INC COM
LCI	LANNET INC COM
LCM	ADVENT CLAYMORE ENH GRW & INC COM
LCNB	LCNB CORP COM
LCUT	LIFETIME BRANDS INC COM
LD	BARCLAYS BANK PLC ETN DJUBSLEAD 38
LDF	LATIN AMERN DISCOVERY FD INC COM
LDL	LYDALL INC DEL COM
LDOS	LEIDOS HLDGS INC COM
LDP	COHEN & STEERS LTD DUR PFD INC COM
LDR	LANDAUER INC COM
LDRH	LDR HLDG CORP COM
LDUR	PIMCO ETF TR LOW DURTN ETF
LE	LANDS END INC NEW COM
LEA	LEAR CORP COM NEW
LEAF	SPRINGLEAF HLDGS INC COM
LECO	LINCOLN ELEC HLDGS INC COM

LEDD	BARCLAYS BK PLC IPTH LEAD ETN
LEDS	SEMILEDS CORP COM
LEE	LEE ENTERPRISES INC COM
LEG	LEGGETT & PLATT INC COM
LEI	LUCAS ENERGY INC COM NEW
LEJU	LEJU HLDGS LTD SPONSORED ADS
LEMB	ISHARES EM MKTS CURR ETF
LEMF	EGA EMERGING GLOBAL SHS TR TCW LNG INV BD
LEN	LENNAR CORP CL A
LEN.B	LENNAR CORP CL B
LEO	DREYFUS STRATEGIC MUNS INC COM
LEVY	LEVY ACQUISITION CORP COM
LEVYU	LEVY ACQUISITION CORP UNIT 1 000018
LEVYW	LEVY ACQUISITION CORP WT EXP 111918
LF	LEAPFROG ENTERPRISES INC CL A
LFC	CHINA LIFE INS CO LTD SPON ADR REP H
LFL	LATAM AIRLS GROUP S A SPONSORED ADR
LFUS	LITTELFUSE INC COM
LFVN	LIFEVANTAGE CORP COM
LG	LACLEDE GROUP INC COM
LGCY	LEGACY RESVS LP UNIT LP INT
LGCYP	LEGACY RESVS LP PFD UNIT SER A
LGF	LIONS GATE ENTMNT CORP COM NEW
LGI	LAZARD GLB TTL RET&INCM FD INC COM
LGIH	LGI HOMES INC COM
LGL	LGL GROUP INC COM
LGL+	LGL GROUP INC WT EXP 080618
LGLV	SPDR SER TR RUSS1000LOWVOL
LGND	LIGAND PHARMACEUTICALS INC COM NEW
LGP	LEHIGH GAS PARTNERS LP UT LTD PTN INT
LH	LABORATORY CORP AMER HLDGS COM NEW
LHCG	LHC GROUP INC COM
LHO	LASALLE HOTEL PPTYS COM SH BEN INT
LHO-H	LASALLE HOTEL PPTYS PFD SHS BEN IN
LHO-I	LASALLE HOTEL PPTYS PFD SER I SHS
LII	LENNOX INTL INC COM
LIME	LIME ENERGY CO COM PAR $0.0001
LIN	LIN MEDIA LLC CL A COM
LINC	LINCOLN EDL SVCS CORP COM
LINE	LINN ENERGY LLC UNIT LTD LIAB
LINTA	LIBERTY INTERACTIVE CORP INT COM SER A
LINTB	LIBERTY INTERACTIVE CORP INT COM SER B
LION	FIDELITY SOUTHERN CORP NEW COM
LIOX	LIONBRIDGE TECHNOLOGIES INC COM
LIQD	LIQUID HLDGS GROUP INC COM
LIQT	LIQTECH INTL INC COM
LIT	GLOBAL X FDS GLB X LITHIUM
LITB	LIGHTINTHEBOX HLDG CO LTD SPONSORED ADR
LIVE	LIVEDEAL INC COM NEW
LIWA	LIHUA INTL INC COM
LJPC	LA JOLLA PHARMACEUTICAL CO COM PAR $.0001 2
LKFN	LAKELAND FINL CORP COM
LKQ	LKQ CORP COM
LL	LUMBER LIQUIDATORS HLDGS INC COM
LLEX	LILIS ENERGY INC COM
LLL	L-3 COMMUNICATIONS HLDGS INC COM
LLNW	LIMELIGHT NETWORKS INC COM
LLTC	LINEAR TECHNOLOGY CORP COM

LLY	LILLY ELI & CO COM
LM	LEGG MASON INC COM
LMAT	LEMAITRE VASCULAR INC COM
LMCA	LIBERTY MEDIA CORP DELAWARE CL A
LMCB	LIBERTY MEDIA CORP DELAWARE CL B
LMIA	LMI AEROSPACE INC COM
LMNR	LIMONEIRA CO COM
LMNS	LUMENIS LTD SHS CL B
LMNX	LUMINEX CORP DEL COM
LMOS	LUMOS NETWORKS CORP COM
LMT	LOCKHEED MARTIN CORP COM
LNBB	LNB BANCORP INC COM
LNC	LINCOLN NATL CORP IND COM
LNC+	LINCOLN NATL CORP IND WT EXP 071019
LNCE	SNYDERS-LANCE INC COM
LNCO	LINNCO LLC COMSHS LTD INT
LND	BRASILAGRO BRAZILIAN AGRIC REA SPONSORED ADR
LNDC	LANDEC CORP COM
LNG	CHENIERE ENERGY INC COM NEW
LNKD	LINKEDIN CORP COM CL A
LNN	LINDSAY CORP COM
LNT	ALLIANT ENERGY CORP COM
LO	LORILLARD INC COM
LOAN	MANHATTAN BRIDGE CAPITAL INC COM
LOCK	LIFELOCK INC COM
LOCM	LOCAL CORP COM
LODE	COMSTOCK MNG INC COM
LOGI	LOGITECH INTL S A SHS
LOGM	LOGMEIN INC COM
LOJN	LO-JACK CORP COM
LONG	ELONG INC SPONSORED ADR
LOOK	LOOKSMART LTD COM PAR $0.001
LOPE	GRAND CANYON ED INC COM
LOR	LAZARD WORLD DIVID & INCOME FD COM
LORL	LORAL SPACE & COMMUNICATNS INC COM
LOV	SPARK NETWORKS INC COM
LOW	LOWES COS INC COM
LPCN	LIPOCINE INC NEW COM
LPDX	LIPOSCIENCE INC COM
LPG	DORIAN LPG LTD SHS USD
LPHI	LIFE PARTNERS HOLDINGS INC COM
LPI	LAREDO PETROLEUM INC COM
LPL	LG DISPLAY CO LTD SPONS ADR REP
LPLA	LPL FINL HLDGS INC COM
LPNT	LIFEPOINT HOSPITALS INC COM
LPSB	LAPORTE BANCORP INC MD COM
LPSN	LIVEPERSON INC COM
LPT	LIBERTY PPTY TR SH BEN INT
LPTH	LIGHTPATH TECHNOLOGIES INC CL A NEW
LPTN	LPATH INC COM NEW
LPX	LOUISIANA PAC CORP COM
LQ	LA QUINTA HLDGS INC COM
LQD	ISHARES IBOXX INV CP ETF
LQDH	ISHARES U S ETF TR INT RT HDG C B
LQDT	LIQUIDITY SERVICES INC COM
LRAD	LRAD CORP COM
LRCX	LAM RESEARCH CORP COM
LRE	LRR ENERGY LP COM

LRN	K12 INC COM
LSBI	LSB FINL CORP COM
LSBK	LAKE SHORE BANCORP INC COM
LSC	HSBC USA INC S&P CTI ETN 23
LSCC	LATTICE SEMICONDUCTOR CORP COM
LSG	LAKE SHORE GOLD CORP COM
LSTK	BARCLAYS BK PLC IPTH LIVESTK
LSTR	LANDSTAR SYS INC COM
LTBR	LIGHTBRIDGE CORP COM
LTC	LTC PPTYS INC COM
LTL	PROSHARES TR PSHS UL TELE ETF
LTM	LIFE TIME FITNESS INC COM
LTPZ	PIMCO ETF TR 15+ YR US TIPS
LTRE	LEARNING TREE INTL INC COM
LTRX	LANTRONIX INC COM NEW
LTS	LADENBURG THALMAN FIN SVCS INC COM
LTS-A	LADENBURG THALMAN FIN SVCS INC PFD SER A %
LUB	LUBYS INC COM
LUK	LEUCADIA NATL CORP COM
LULU	LULULEMON ATHLETICA INC COM
LUNA	LUNA INNOVATIONS COM
LUV	SOUTHWEST AIRLS CO COM
LUX	LUXOTTICA GROUP S P A SPONSORED ADR
LVL	CLAYMORE EXCHANGE TRD FD TR GUG S&PG DIV OPP
LVLT	LEVEL 3 COMMUNICATIONS INC COM NEW
LVNTA	LIBERTY INTERACTIVE CORP LBT VENT COM A
LVNTB	LIBERTY INTERACTIVE CORP LBT VENT COM B
LVS	LAS VEGAS SANDS CORP COM
LWAY	LIFEWAY FOODS INC COM
LWC	SPDR SERIES TRUST LNG TRM CORP BD
LXFR	LUXFER HLDGS PLC SPONSORED ADR
LXFT	LUXOFT HLDG INC ORD SHS CL A
LXK	LEXMARK INTL NEW CL A
LXP	LEXINGTON REALTY TRUST COM
LXP-C	LEXINGTON REALTY TRUST PFD CONV SER C
LXRX	LEXICON PHARMACEUTICALS INC COM
LXU	LSB INDS INC COM
LYB	LYONDELLBASELL INDUSTRIES N V SHS - A -
LYG	LLOYDS BANKING GROUP PLC SPONSORED ADR
LYG-A	LLOYDS BANKING GROUP PLC PINES 7.75%50
LYTS	LSI INDS INC COM
LYV	LIVE NATION ENTERTAINMENT INC COM
LZB	LA Z BOY INC COM
M	MACYS INC COM
MA	MASTERCARD INC CL A
MAA	MID-AMER APT CMNTYS INC COM
MAB	EATON VANCE MASS MUN BD FD COM
MAC	MACERICH CO COM
MACK	MERRIMACK PHARMACEUTICALS INC COM
MAG	MAGNETEK INC COM NEW
MAGS	MAGAL SECURITY SYS LTD ORD
MAIN	MAIN STREET CAPITAL CORP COM
MAMS	MAM SOFTWARE GROUP INC COM NEW
MAN	MANPOWERGROUP INC COM
MANH	MANHATTAN ASSOCS INC COM
MANT	MANTECH INTL CORP CL A
MANU	MANCHESTER UTD PLC NEW ORD CL A
MAR	MARRIOTT INTL INC NEW CL A

MARK	REMARK MEDIA INC COM
MARPS	MARINE PETE TR UNIT BEN INT
MAS	MASCO CORP COM
MASI	MASIMO CORP COM
MAT	MATTEL INC COM
MATH	ADVISORSHARES TR MEIDELL TCT AD
MATL	DIREXION SHS ETF TR BAS MAT BULL3X
MATR	MATTERSIGHT CORP COM
MATW	MATTHEWS INTL CORP CL A
MATX	MATSON INC COM
MAV	PIONEER MUN HIGH INCOME ADV TR COM
MAYS	MAYS J W INC COM
MBB	ISHARES MBS ETF
MBF	CITIGROUP FDG INC CPN3% S&PMID14
MBFI	MB FINANCIAL INC NEW COM
MBG	SPDR SERIES TRUST BRC MTG BCKD BD
MBI	MBIA INC COM
MBII	MARRONE BIO INNOVATIONS INC COM
MBLX	METABOLIX INC COM
MBRG	MIDDLEBURG FINANCIAL CORP COM
MBT	MOBILE TELESYSTEMS OJSC SPONSORED ADR
MBTF	MBT FINL CORP COM
MBUU	MALIBU BOATS INC COM CL A
MBVT	MERCHANTS BANCSHARES COM
MBWM	MERCANTILE BANK CORP COM
MC	MOELIS & CO CL A
MCA	BLACKROCK MUNIYIELD CALI QLTY COM
MCBC	MACATAWA BK CORP COM
MCBK	MADISON CNTY FINL INC COM
MCC	MEDLEY CAP CORP COM
MCD	MCDONALDS CORP COM
MCEP	MID CON ENERGY PARTNERS LP COM UNIT REPST
MCF	CONTANGO OIL & GAS COMPANY COM NEW
MCGC	MCG CAPITAL CORP COM
MCHI	ISHARES TR CHINA ETF
MCHP	MICROCHIP TECHNOLOGY INC COM
MCHX	MARCHEX INC CL B
MCI	BABSON CAP CORPORATE INVS COM
MCK	MCKESSON CORP COM
MCLB	MICROLIN BIO INC COM
MCN	MADISON CVRED CALL & EQ STR FD COM
MCO	MOODYS CORP COM
MCOX	MECOX LANE LIMITED SPON ADR REP 35
MCP	MOLYCORP INC DEL COM
MCQ	MEDLEY CAP CORP SR NT
MCR	MFS CHARTER INCOME TR SH BEN INT
MCRI	MONARCH CASINO & RESORT INC COM
MCRL	MICREL INC COM
MCRO	INDEXIQ ETF TR HDG MACTRK ETF
MCRS	MICROS SYS INC COM
MCS	MARCUS CORP COM
MCV	MEDLEY CAP CORP SR NT 23
MCY	MERCURY GENL CORP NEW COM
MCZ	MAD CATZ INTERACTIVE INC COM
MD	MEDNAX INC COM
MDAS	MEDASSETS INC COM
MDC	M D C HLDGS INC COM
MDCA	MDC PARTNERS INC CL A SUB VTG

MDCI	MEDICAL ACTION INDS INC COM
MDCO	MEDICINES CO COM
MDD	SPDR INDEX SHS FDS S&PINTL MC ETF
MDGN	MEDGENICS INC COM NEW
MDGN+	MEDGENICS INC WT EXP 033116
MDIV	FIRST TR EXCHANGE TRADED FD VI MULTI ASSET DI
MDLZ	MONDELEZ INTL INC CL A
MDM	MOUNTAIN PROV DIAMONDS INC COM NEW
MDP	MEREDITH CORP COM
MDR	MCDERMOTT INTL INC COM
MDRX	ALLSCRIPTS HEALTHCARE SOLUTNS COM
MDSO	MEDIDATA SOLUTIONS INC COM
MDT	MEDTRONIC INC COM
MDU	MDU RES GROUP INC COM
MDVN	MEDIVATION INC COM
MDW	MIDWAY GOLD CORP COM
MDWD	MEDIWOUND LTD ORD SHS
MDXG	MIMEDX GROUP INC COM
MDY	SPDR S&P MIDCAP 400 ETF TR UTSER1 S&PDCRP
MDYG	SPDR SERIES TRUST S&P 400 MDCP GRW
MDYV	SPDR SERIES TRUST S&P 400 MDCP VAL
MEA	METALICO INC COM
MEAS	MEASUREMENT SPECIALTIES INC COM
MED	MEDIFAST INC COM
MEET	MEETME INC COM
MEG	MEDIA GEN INC COM
MEI	METHODE ELECTRS INC COM
MEIL	METHES ENERGIES INTL LTD COM
MEILW	METHES ENERGIES INTL LTD WT A EX 101217
MEILZ	METHES ENERGIES INTL LTD WT B EX 101217
MEIP	MEI PHARMA INC COM NEW
MELA	MELA SCIENCES INC COM
MELI	MERCADOLIBRE INC COM
MEMP	MEMORIAL PRODTN PARTNERS LP COM U REP LTD
MEN	BLACKROCK MUNIENHANCED FD INC COM
MENT	MENTOR GRAPHICS CORP COM
MEOH	METHANEX CORP COM
MEP	MIDCOAST ENERGY PARTNERS L P COM UT LTD PTN
MER-D	MERRILL LYNCH PFD CAP TR III TOPRS 7%
MER-E	MERRILL LYNCH PFD CAP TR IV TOPRS
MER-F	MERRILL LYNCH PFD CAP TR V TOPRS 7.28%
MER-K	MERRILL LYNCH CAP TR I GTD CAP 6.45%
MER-M	MERRILL LYNCH CAP TR II PFD GDR TR
MER-P	MERRILL LYNCH CAP TR III PFD GTD TR2062
MERC	MERCER INTL INC COM
MERU	MERU NETWORKS INC COM
MES	MARKET VECTORS ETF TR GULF STS ETF
MET	METLIFE INC COM
MET-A	METLIFE INC PFD A FLT RATE
MET-B	METLIFE INC PFD B 6.50
METR	METRO BANCORP INC PA COM
MFA	MFA FINL INC COM
MFA-B	MFA FINL INC PFD SER B
MFC	MANULIFE FINL CORP COM
MFD	MACQUARIE FT TR GB INF UT DIV COM
MFG	MIZUHO FINL GROUP INC SPONSORED ADR
MFI	MICROFINANCIAL INC COM
MFL	BLACKROCK MUNIHLDS INVSTM QLTY COM

MFLA	BARCLAYS BK PLC IPATH EAFE ETN
MFLX	MULTI FINELINE ELECTRONIX INC COM
MFM	MFS MUN INCOME TR SH BEN INT
MFNC	MACKINAC FINL CORP COM
MFO	MFA FINL INC SR NT 42
MFRI	MFRI INC COM
MFRM	MATTRESS FIRM HLDG CORP COM
MFSF	MUTUALFIRST FINL INC COM
MFT	BLACKROCK MUNIYLD INVST QLTY COM
MFV	MFS SPL VALUE TR SH BEN INT
MG	MISTRAS GROUP INC COM
MGA	MAGNA INTL INC COM
MGAM	MULTIMEDIA GAMES HLDG CO INC COM
MGC	VANGUARD WORLD FD MEGA CAP INDEX
MGCD	MGC DIAGNOSTICS CORP COM
MGEE	MGE ENERGY INC COM
MGF	MFS GOVT MKTS INCOME TR SH BEN INT
MGH	MINCO GOLD CORPORATION COM
MGI	MONEYGRAM INTL INC COM NEW
MGIC	MAGIC SOFTWARE ENTERPRISES LTD ORD
MGK	VANGUARD WORLD FD MEGA GRWTH IND
MGLN	MAGELLAN HEALTH INC COM NEW
MGM	MGM RESORTS INTERNATIONAL COM
MGN	MINES MGMT INC COM
MGNX	MACROGENICS INC COM
MGPI	MGP INGREDIENTS INC NEW COM
MGR	AFFILIATED MANAGERS GROUP SR NT 42
MGRC	MCGRATH RENTCORP COM
MGT	MGT CAPITAL INVTS INC COM NEW
MGU	MACQUARIE GLBL INFRA TOTL RETN COM
MGV	VANGUARD WORLD FD MEGA CAP VAL ETF
MGYR	MAGYAR BANCORP INC COM
MH-A	MAIDEN HOLDINGS LTD PREF SHS SER A
MHC	CITIGROUP FDG INC 2%CPN S&P500 14
MHD	BLACKROCK MUNIHOLDINGS FD INC COM
MHE	BLACKROCK MASS TAX-EXEMPT TR SH BEN INT
MHF	WESTERN ASSET MUN HI INCM FD COM
MHFI	MCGRAW HILL FINL INC COM
MHG	MARINE HARVEST ASA SPONSORED ADR
MHGC	MORGANS HOTEL GROUP CO COM
MHH	MASTECH HOLDINGS INC COM
MHI	PIONEER MUN HIGH INCOME TR COM SHS
MHK	MOHAWK INDS INC COM
MHLD	MAIDEN HOLDINGS LTD SHS
MHLDO	MAIDEN HOLDINGS LTD MAN PFD B CV7.25
MHM	BANK AMER CORP MITTS S&P500 15
MHN	BLACKROCK MUNIHLDGS NY QLTY FD COM
MHNA	MAIDEN HLDGS NORTH AMER LTD PFD 8.25%
MHNB	MAIDEN HLDGS NORTH AMER LTD GTD NT 42
MHNC	MAIDEN HLDGS NORTH AMER LTD GTD NT 7.75%43
MHO	M/I HOMES INC COM
MHO-A	M/I HOMES INC PFD 1/1000 A
MHR	MAGNUM HUNTER RES CORP DEL COM
MHR-C	MAGNUM HUNTER RES CORP DEL PFD PRP C 10.25%
MHR-D	MAGNUM HUNTER RES CORP DEL CUM PFD-D 8%
MHR-E	MAGNUM HUNTER RES CORP DEL DEP 1/1000 PFD
MHW	BANK AMER CORP MITTS DOW 15
MHY	WESTERN ASSET MGD HI INCM FD COM

MIC	MACQUARIE INFRASTR CO LLC MEMBERSHIP INT
MICT	MICRONET ENERTEC TECH INC COM
MICTW	MICRONET ENERTEC TECH INC WT EXP 041518
MIDD	MIDDLEBY CORP COM
MIDU	DIREXION SHS ETF TR DLY MIDCAP ETF3X
MIDZ	DIREXION SHS ETF TR DLY MC BEAR3XNEW
MIE	COHEN & STEERS MLP INC & ENRGY COM SHS
MIG	MEADOWBROOK INS GROUP INC COM
MIL	MFC INDL LTD COM
MILL	MILLER ENERGY RES INC COM
MILL-C	MILLER ENERGY RES INC 10.75% PFD SER C
MILL-D	MILLER ENERGY RES INC RED PFD FX/FLT
MIN	MFS INTER INCOME TR SH BEN INT
MINC	ADVISORSHARES TR NEWFLT MULSINC
MIND	MITCHAM INDS INC COM
MINI	MOBILE MINI INC COM
MINT	PIMCO ETF TR ENHAN SHRT MAT
MITK	MITEK SYS INC COM NEW
MITL	MITEL NETWORKS CORP COM
MITT	AG MTG INVT TR INC COM
MITT-A	AG MTG INVT TR INC 8.25% PFD SER A
MITT-B	AG MTG INVT TR INC PFD SER B 8.00%
MIW	EATON VANCE MICH MUN BD FD COM
MIXT	MIX TELEMATICS LTD SPONSORED ADR
MIY	BLACKROCK MUNIYLD MICH QLTY FD COM
MJC	CITIGROUP FDG INC 3%MIN CPN RUSS14
MJI	BLACKROCK MUNIYIELD NJ QLTY FD COM
MJN	MEAD JOHNSON NUTRITION CO COM
MKC	MCCORMICK & CO INC COM NON VTG
MKC.V	MCCORMICK & CO INC COM VTG
MKL	MARKEL CORP COM
MKSI	MKS INSTRUMENT INC COM
MKTO	MARKETO INC COM
MKTX	MARKETAXESS HLDGS INC COM
MKZ	CITIGROUP FDG INC DJCOMMD 3%CP14
MLAB	MESA LABS INC COM
MLHR	MILLER HERMAN INC COM
MLI	MUELLER INDS INC COM
MLM	MARTIN MARIETTA MATLS INC COM
MLN	MARKET VECTORS ETF TR MKTVEC LMUNETF
MLNK	MODUSLINK GLOBAL SOLUTIONS INC COM
MLNX	MELLANOX TECHNOLOGIES LTD SHS
MLP	MAUI LD & PINEAPPLE INC COM
MLPA	GLOBAL X FDS GLBL X MLP ETF
MLPC	CITIGROUP INC NEW CTRAKS ETN MILLR
MLPG	UBS AG JERSEY BRH LKD ALRN NTGAS
MLPI	UBS AG JERSEY BRH ALERIAN INFRST
MLPJ	GLOBAL X FDS GLOBL X JR MLP
MLPL	UBS AG JERSEY BRANCH 2XMN ALR MLP INF
MLPN	CREDIT SUISSE NASSAU BRH EQL WGT MLP LKD
MLPS	UBS AG JERSEY BRH AG MNTH SHR EX
MLPW	UBS AG JERSEY BRANCH LNK WELLS FRGO
MLPX	GLOBAL X FDS GLB X MLP ENRG I
MLPY	MORGAN STANLEY CUSHNG MLP ETN
MLR	MILLER INDS INC TENN COM NEW
MLU	METLIFE INC COM EQTY UNIT
MLVF	MALVERN BANCORP INC COM
MM	MILLENNIAL MEDIA INC COM

MMC	MARSH & MCLENNAN COS INC COM
MMD	MAINSTAY DEFINEDTERM MN OPP FD COM
MMF	BANK AMER CORP MITTS DJIA 14
MMI	MARCUS & MILLICHAP INC COM
MMLP	MARTIN MIDSTREAM PRTNRS L P UNIT L P INT
MMM	3M CO COM
MMP	MAGELLAN MIDSTREAM PRTNRS LP COM UNIT RP LP
MMS	MAXIMUS INC COM
MMSI	MERIT MED SYS INC COM
MMT	MFS MULTIMARKET INCOME TR SH BEN INT
MMTM	SPDR SER TR S&P1500MOMTILT
MMU	WESTERN ASST MNGD MUN FD INC COM
MMV	EATON VANCE MA MUNI INCOME TR SH BEN INT
MMYT	MAKEMYTRIP LIMITED MAURITIUS SHS
MN	MANNING & NAPIER INC CL A
MNA	INDEXIQ ETF TR IQ MRGR ARB ETF
MNDL	MANDALAY DIGITAL GROUP INC COM NEW
MNDO	MIND C T I LTD ORD
MNE	BLACKROCK MUNI N Y INTER DURAT COM
MNGA	MAGNEGAS CORP COM NEW
MNI	MCCLATCHY CO CL A
MNK	MALLINCKRODT PUB LTD CO SHS
MNKD	MANNKIND CORP COM
MNOV	MEDICINOVA INC COM NEW
MNP	WESTERN ASST MN PRT FD INC COM
MNR	MONMOUTH REAL ESTATE INVT CORP CL A
MNR-A	MONMOUTH REAL ESTATE INVT CORP PFD SER A
MNR-B	MONMOUTH REAL ESTATE INVT CORP PFD-B
MNRK	MONARCH FINANCIAL HOLDINGS INC COM
MNRO	MONRO MUFFLER BRAKE INC COM
MNST	MONSTER BEVERAGE CORP COM
MNTA	MOMENTA PHARMACEUTICALS INC COM
MNTG	MTR GAMING GROUP INC COM
MNTX	MANITEX INTL INC COM
MO	ALTRIA GROUP INC COM
MOAT	MARKET VECTORS ETF TR MKT VECTR WIDE
MOBI	SKY-MOBI LTD SPONSORED ADS
MOBL	MOBILEIRON INC COM NEW
MOC	COMMAND SEC CORP COM
MOCO	MOCON INC COM
MOD	MODINE MFG CO COM
MODN	MODEL N INC COM
MOFG	MIDWESTONE FINL GROUP INC NEW COM
MOG.A	MOOG INC CL A
MOG.B	MOOG INC CL B
MOH	MOLINA HEALTHCARE INC COM
MOL	CITIGROUP FDG INC NT 2% GOLD2014
MOM	FQF TR QUANTSHARE MOM
MON	MONSANTO CO NEW COM
MONT	MONTAGE TECHNOLOGY GROUP LTD SHS
MONY	ISHARES TR FINCLS BOND ETF
MOO	MARKET VECTORS ETF TR AGRIBUS ETF
MORL	UBS AG LONDON BRH ETRACS MTH2XRE
MORN	MORNINGSTAR INC COM
MORT	MARKET VECTORS ETF TR MTG REIT ETF
MOS	MOSAIC CO NEW COM
MOSY	MOSYS INC COM
MOV	MOVADO GROUP INC COM

MOVE	MOVE INC COM NEW
MP-D	MISSISSIPPI POWER CO PFD 1/4 5.25%
MPA	BLACKROCK MUNIYIELD PA QLTY FD COM
MPAA	MOTORCAR PTS AMER INC COM
MPB	MID PENN BANCORP INC COM
MPC	MARATHON PETE CORP COM
MPEL	MELCO CROWN ENTMT LTD ADR
MPET	MAGELLAN PETE CORP COM
MPLX	MPLX LP COM UNIT REP LTD
MPO	MIDSTATES PETE CO INC COM
MPV	BABSON CAP PARTN INVS TR SH BEN INT
MPW	MEDICAL PPTYS TRUST INC COM
MPWR	MONOLITHIC PWR SYS INC COM
MPX	MARINE PRODS CORP COM
MQT	BLACKROCK MUNIY QUALITY FD II COM
MQY	BLACKROCK MUNIYIELD QUALITY FD COM
MR	MINDRAY MEDICAL INTL LTD SPON ADR
MRC	MRC GLOBAL INC COM
MRCC	MONROE CAP CORP COM
MRCY	MERCURY SYS INC COM
MRD	MEMORIAL RESOURCE DEV CORP COM
MRF	AMERICAN INCOME FD INC COM
MRGE	MERGE HEALTHCARE INC COM
MRH	MONTPELIER RE HOLDINGS LTD SHS
MRH-A	MONTPELIER RE HOLDINGS LTD PFD NON CUM
MRIN	MARIN SOFTWARE INC COM
MRK	MERCK & CO INC NEW COM
MRKT	MARKIT LTD SHS
MRLN	MARLIN BUSINESS SVCS CORP COM
MRO	MARATHON OIL CORP COM
MRTN	MARTEN TRANS LTD COM
MRTX	MIRATI THERAPEUTICS INC COM
MRVC	MRV COMMUNICATIONS INC COM NEW
MRVL	MARVELL TECHNOLOGY GROUP LTD ORD
MS	MORGAN STANLEY COM NEW
MS-A	MORGAN STANLEY PFD A 1/1000
MS-E	MORGAN STANLEY DEP SHS 1/1000 E
MS-F	MORGAN STANLEY DEP SHS 1/1000TH
MS-G	MORGAN STANLEY DEP 1/1000 PFD G
MSA	MSA SAFETY INC COM
MSB	MESABI TR CTF BEN INT
MSBF	MSB FINANCIAL CORPORATION COM
MSC	BANK AMER CORP MITTS DOW 15
MSCA	MAIN STREET CAPITAL CORP SR NT 6.125 23
MSCC	MICROSEMI CORP COM
MSCI	MSCI INC COM
MSD	MORGAN STANLEY EMER MKTS DEBT COM
MSEX	MIDDLESEX WATER CO COM
MSF	MORGAN STANLEY EMER MKTS FD COM
MSFG	MAINSOURCE FINANCIAL GP INC COM
MSFT	MICROSOFT CORP COM
MSG	MADISON SQUARE GARDEN CO CL A
MSI	MOTOROLA SOLUTIONS INC COM NEW
MSJ	MORGAN STANLEY CAP TR VI CAP SECS
MSK	MORGAN STANLEY CAP TR VIII GTD CAP SECS
MSL	MIDSOUTH BANCORP INC COM
MSLI	MERUS LABS INTL INC NEW COM
MSM	MSC INDL DIRECT INC CL A

MSN	EMERSON RADIO CORP COM NEW
MSO	MARTHA STEWART LIVING OMNIMED CL A
MSON	MISONIX INC COM
MSP	MADISON STRTG SECTOR PREM FD COM
MSTR	MICROSTRATEGY INC CL A NEW
MSTX	MAST THERAPEUTICS INC COM
MSZ	MORGAN STANLEY CAP TR VII CAP SECS 6.60%
MT	ARCELORMITTAL SA LUXEMBOURG NY REGISTRY SH
MTB	M & T BK CORP COM
MTB+	M & T BK CORP WT EXP 122318
MTB-	M & T BK CORP PERP PFD-A
MTB-C	M & T BK CORP PERP PFD-C
MTCN	ARCELORMITTAL SA LUXEMBOURG MAND CV NT 16
MTD	METTLER TOLEDO INTERNATIONAL COM
MTDR	MATADOR RES CO COM
MTEX	MANNATECH INC COM NEW
MTG	MGIC INVT CORP WIS COM
MTGE	AMERICAN CAP MTG INVT CORP COM
MTGEP	AMERICAN CAP MTG INVT CORP PFD SER A
MTH	MERITAGE HOMES CORP COM
MTK	SPDR SERIES TRUST MORGAN TECH ETF
MTL	MECHEL OAO SPONSORED ADR
MTL-	MECHEL OAO SPON ADR PFD
MTN	VAIL RESORTS INC COM
MTOR	MERITOR INC COM
MTR	MESA RTY TR UNIT BEN INT
MTRN	MATERION CORP COM
MTRX	MATRIX SVC CO COM
MTS	MONTGOMERY STR INCOME SECS INC COM
MTSC	MTS SYS CORP COM
MTSI	MA COM TECHNOLOGY SOLUTIONS COM
MTSL	MER TELEMANAGEMENT SOLUTIONS SHS
MTSN	MATTSON TECHNOLOGY INC COM
MTT	WESTERN ASSET MUN DEF OPP TR COM
MTU	MITSUBISHI UFJ FINL GROUP INC SPONSORED ADR
MTUM	ISHARES TR MSCI USAMOMFCT
MTW	MANITOWOC INC COM
MTX	MINERALS TECHNOLOGIES INC COM
MTY	CITIGROUP FDG INC 3% PRIN GLD 14
MTZ	MASTEC INC COM
MU	MICRON TECHNOLOGY INC COM
MUA	BLACKROCK MUNIASSETS FD INC COM
MUAC	ISHARES 14 AMT-FREE ETF
MUAD	ISHARES 15 AMT-FREE ETF
MUAE	ISHARES 16 AMT-FREE ETF
MUAF	ISHARES 17 AMT-FREE ETF
MUAG	ISHARES TR 18 AMT-FREE ETF
MUAH	ISHARES TR 19 AMT-FREE MN
MUB	ISHARES NAT AMT FREE BD
MUC	BLACKROCK MUNIHLDNGS CALI QLTY COM
MUE	BLACKROCK MUNIHLDNGS QLTY II COM
MUH	BLACKROCK MUNIHLDGS FD II INC COM
MUI	BLACKROCK MUNI INTER DR FD INC COM
MUJ	BLACKROCK MUNIHLDGS NJ QLTY FD COM
MUK	CITIGROUP FDG INC 3%NT S&P500 14
MUNI	PIMCO ETF TR INTER MUN BD ST
MUR	MURPHY OIL CORP COM
MUS	BLACKROCK MUNIHOLDNGS QLTY INC COM

MUSA	MURPHY USA INC COM
MUX	MCEWEN MNG INC COM
MVC	MVC CAPITAL INC COM
MVCB	MVC CAPITAL INC SR NT 23
MVF	BLACKROCK MUNIVEST FD INC COM
MVG	MAG SILVER CORP COM
MVIS	MICROVISION INC DEL COM NEW
MVNR	MAVENIR SYS INC COM
MVO	MV OIL TR TR UNITS
MVT	BLACKROCK MUNIVEST FD II INC COM
MVV	PROSHARES TR PSHS ULT MCAP400
MW	MENS WEARHOUSE INC COM
MWA	MUELLER WTR PRODS INC COM SER A
MWE	MARKWEST ENERGY PARTNERS L P UNIT LTD PARTN
MWG	MORGAN STANLEY CAP TR IV GTD CAP 6.25%33
MWIV	MWI VETERINARY SUPPLY INC COM
MWL	MERRILL LYNCH & CO INC ACC RT MSCI 09
MWO	MORGAN STANLEY CAP TR V CAP SEC5.75%33
MWR	MORGAN STANLEY CAP TR III CAP SECS 6.25%
MWRX	MERGEWORTHRX CORP COM
MWV	MEADWESTVACO CORP COM
MWW	MONSTER WORLDWIDE INC COM
MX	MAGNACHIP SEMICONDUCTOR CORP N COM
MXA	MINNESOTA MUN INCOME PTFL INC COM
MXC	MEXCO ENERGY CORP COM
MXE	MEXICO EQUITY & INCOME FD COM
MXF	MEXICO FD INC COM
MXI	ISHARES GLOBAL MATER ETF
MXIM	MAXIM INTEGRATED PRODS INC COM
MXL	MAXLINEAR INC CL A
MXN	FIRST AMERN MINN MUN INC FD II COM
MXT	MAXCOM TELECOMUNICACIONES SA ADR REP PR CTF
MXWL	MAXWELL TECHNOLOGIES INC COM
MY	CHINA MING YANG WIND PWR GROUP SPONSORED ADR
MYC	BLACKROCK MUNIYIELD CALIF FD I COM
MYCC	CLUBCORP HLDGS INC COM
MYD	BLACKROCK MUNIYIELD FD INC COM
MYE	MYERS INDS INC COM
MYF	BLACKROCK MUNIYIELD INVST FD COM
MYGN	MYRIAD GENETICS INC COM
MYI	BLACKROCK MUNIYIELD QLTY FD 3 COM
MYJ	BLACKROCK MUNIYIELD N J FD INC COM
MYL	MYLAN INC COM
MYM	BLACKROCK MUNIYLD MICH QLTY II COM
MYN	BLACKROCK MUNIYIELD NY QLTY FD COM
MYRG	MYR GROUP INC DEL COM
MYY	PROSHARES TR PSHS SH MDCAP400
MZA	BLACKROCK MUNIYIELD ARIZ FD IN COM
MZF	MANAGED DURATION INVT GRD FUND COM
MZOR	MAZOR ROBOTICS LTD SPONSORED ADS
MZZ	PROSHARES TR ULTSHT MIDCAP400
N	NETSUITE INC COM
NAC	NUVEEN CA DIVIDEND ADV MUN FD COM
NAD	NUVEEN DIVID ADVANTAGE MUN FD COM
NADL	NORTH ATLANTIC DRILLING LTD COM
NAGS	TEUCRIUM COMMODITY TR NATURAL GAS FD
NAII	NATURAL ALTERNATIVES INTL INC COM NEW
NAK	NORTHERN DYNASTY MINERALS LTD COM NEW

NAN	NUVEEN NY DIVID ADVNTG MUN FD COM
NANO	NANOMETRICS INC COM
NAO	NORDIC AMERN OFFSHORE LTD SHS
NASB	NASB FINL INC COM
NASH	LOCALSHARES INVT TR NASHVILLE AREA E
NAT	NORDIC AMERICAN TANKERS LIMITE COM
NATH	NATHANS FAMOUS INC NEW COM
NATI	NATIONAL INSTRS CORP COM
NATL	NATIONAL INTERSTATE CORP COM
NATR	NATURES SUNSHINE PRODUCTS INC COM
NAUH	NATIONAL AMERN UNIV HLDGS INC COM
NAV	NAVISTAR INTL CORP NEW COM
NAV-D	NAVISTAR INTL CORP PFD SR D CONV
NAVB	NAVIDEA BIOPHARMACEUTICALS INC COM
NAVG	NAVIGATORS GROUP INC COM
NAVI	NAVIENT CORP COM
NAZ	NUVEEN ARIZ PREM INCOME MUN FD COM
NBB	NUVEEN BUILD AMER BD FD COM
NBBC	NEWBRIDGE BANCORP CL A NO PAR
NBCB	FIRST NBC BK HLDG CO COM
NBD	NUVEEN BUILD AMER BD OPPTNY FD COM
NBG	NATIONAL BK GREECE S A SPN ADR REP 1 SH
NBG-A	NATIONAL BK GREECE S A ADR PRF SER A
NBH	NEUBERGER BERMAN INTER MUNI FD COM
NBHC	NATIONAL BK HLDGS CORP CL A
NBIX	NEUROCRINE BIOSCIENCES INC COM
NBL	NOBLE ENERGY INC COM
NBN	NORTHEAST BANCORP COM NEW
NBO	NEUBERGER BERMAN NY INT MUN FD COM
NBR	NABORS INDUSTRIES LTD SHS
NBS	NEOSTEM INC COM PAR $.001
NBTB	NBT BANCORP INC COM
NBTF	NB & T FINL GROUP INC COM
NBW	NEUBERGER BERMAN CA INT MUN FD COM
NBY	NOVABAY PHARMACEUTICALS INC COM
NC	NACCO INDS INC CL A
NCA	NUVEEN CALIF MUN VALUE FD COM
NCB	NUVEEN CALIF MUNICPAL VALU FD2 COM
NCBC	NEW CENTRY BANCORP INC DUNN NC COM
NCFT	NORCRAFT COS INC COM
NCI	NAVIGANT CONSULTING INC COM
NCIT	NCI INC CL A
NCJ	NATIONAL COML BK JAMAICA LTD SPONSORED ADR
NCLH	NORWEGIAN CRUISE LINE HLDGS LT SHS
NCMI	NATIONAL CINEMEDIA INC COM
NCQ	NOVACOPPER INC COM
NCR	NCR CORP NEW COM
NCS	NCI BUILDING SYS INC COM NEW
NCT	NEWCASTLE INVT CORP COM
NCT-B	NEWCASTLE INVT CORP PFD B 9.75%
NCT-C	NEWCASTLE INVT CORP PFD SER C
NCT-D	NEWCASTLE INVT CORP PFD D 8.375%
NCTY	THE9 LTD ADR
NCV	ALLIANZGI CONV & INCOME FD COM
NCZ	ALLIANZGI CONV & INCOME FD II COM
NDAQ	NASDAQ OMX GROUP INC COM
NDLS	NOODLES & CO CL A
NDP	TORTOISE ENERGY INDEPENDENC FD COM

NDRO	ENDURO RTY TR TR UNIT
NDSN	NORDSON CORP COM
NDZ	NORDION INC COM
NE	NOBLE CORP PLC SHS USD
NEA	NUVEEN AMT-FREE MUN INCOME FD COM
NECB	NORTHEAST CMNTY BANCORP INC COM
NED	NOAH ED HLDGS LTD ADR
NEE	NEXTERA ENERGY INC COM
NEE-C	FPL GROUP CAP TR I PFD TR 5.875%
NEE-G	NEXTERA ENERGY CAP HLDGS INC GTD DEB-G
NEE-H	NEXTERA ENERGY CAP HLDGS INC JR DEB-H 72
NEE-I	NEXTERA ENERGY CAP HLDGS INC SUB DEB 72
NEE-J	NEXTERA ENERGY CAP HLDGS INC SUB DEB SER J 73
NEE-O	NEXTERA ENERGY INC CORP UNIT
NEE-P	NEXTERA ENERGY INC CORP UNIT
NEM	NEWMONT MINING CORP COM
NEN	NEW ENGLAND RLTY ASSOC LTD PAR DEPOSITRY RCPT
NEO	NEOGENOMICS INC COM NEW
NEOG	NEOGEN CORP COM
NEON	NEONODE INC COM NEW
NEPT	NEPTUNE TECHNOLOGIES BIORESOUR COM
NES	NUVERRA ENVIRONMENTAL SOLUTION COM NEW
NETE	NET ELEMENT INC COM
NEU	NEWMARKET CORP COM
NEV	NUVEEN ENHANCED MUN VALUE FD COM
NEWL	NEWLEAD HOLDINGS LTD SHS PAR $0.50
NEWM	NEW MEDIA INVT GROUP INC COM
NEWP	NEWPORT CORP COM
NEWS	NEWSTAR FINANCIAL INC COM
NEWT	NEWTEK BUSINESS SVCS INC COM
NFBK	NORTHFIELD BANCORP INC DEL COM
NFEC	NF ENERGY SAVING CORP COM PAR $0.001
NFG	NATIONAL FUEL GAS CO N J COM
NFJ	ALLIANZGI NFJ DIVID INT & PREM COM
NFLX	NETFLIX INC COM
NFO	CLAYMORE EXCHANGE TRD FD TR GUGG INSDR SENT
NFRA	FLEXSHARES TR STOXX GLOBR INF
NFX	NEWFIELD EXPL CO COM
NG	NOVAGOLD RES INC COM NEW
NGD	NEW GOLD INC CDA COM
NGE	GLOBAL X FDS GLOBAL X NIGER
NGG	NATIONAL GRID PLC SPON ADR NEW
NGHC	NATIONAL GEN HLDGS CORP COM
NGL	NGL ENERGY PARTNERS LP COM UNIT REPST
NGLS	TARGA RESOURCES PARTNERS LP COM UNIT
NGPC	NGP CAP RES CO COM
NGS	NATURAL GAS SERVICES GROUP COM
NGVC	NATURAL GROCERS BY VITAMIN COT COM
NHC	NATIONAL HEALTHCARE CORP COM
NHC-A	NATIONAL HEALTHCARE CORP PFD CONV SER A
NHF	NEXPOINT CR STRATEGIES FD COM
NHI	NATIONAL HEALTH INVS INC COM
NHS	NEUBERGER BERMAN HGH YLD FD COM
NHTB	NEW HAMPSHIRE THRIFT BANCSHS COM
NI	NISOURCE INC COM
NIB	BARCLAYS BANK PLC ETN DJUBSCOCO 38
NICE	NICE SYS LTD SPONSORED ADR
NICK	NICHOLAS FINANCIAL INC COM NEW

NID	NUVEEN INTER DURATION MN TMFD COM
NIE	ALLIANZGI EQUITY & CONV INCOME COM
NIHD	NII HLDGS INC CL B NEW
NILE	BLUE NILE INC COM
NIM	NUVEEN SELECT MAT MUN FD SH BEN INT
NINI	BARCLAYS BK PLC IPT NICKEL ETN
NIO	NUVEEN MUN OPPORTUNITY FD INC COM
NIQ	NUVEEN INT DUR QUAL MUN TRM FD COM
NJ	NIDEC CORP SPONSORED ADR
NJR	NEW JERSEY RES COM
NJV	NUVEEN NEW JERSEY MUN VALUE FD COM
NKA	NISKA GAS STORAGE PARTNERS LLC UNIT LTD LIABI
NKE	NIKE INC CL B
NKG	NUVEEN GA DIV ADV MUN FD 2 COM
NKSH	NATIONAL BANKSHARES INC VA COM
NKTR	NEKTAR THERAPEUTICS COM
NKX	NUVEEN CAL AMT-FREE MUN INC FD COM
NKX-C	NUVEEN CAL AMT-FREE MUN INC FD MUNI TRM PFD 15
NKY	PRECIDIAN ETFS TR MAXIS NIKKEI
NL	NL INDS INC COM NEW
NLNK	NEWLINK GENETICS CORP COM
NLR	MARKET VECTORS ETF TR URAN NUCLR ENRGY
NLS	NAUTILUS INC COM
NLSN	NIELSEN N V COM
NLST	NETLIST INC COM
NLY	ANNALY CAP MGMT INC COM
NLY-A	ANNALY CAP MGMT INC PFD A 7.875%
NLY-C	ANNALY CAP MGMT INC PFD STK C 7.625%
NLY-D	ANNALY CAP MGMT INC PFD SER D %
NM	NAVIOS MARITIME HOLDINGS INC COM
NM-G	NAVIOS MARITIME HLDGS INC SPN ADR RP PFD G
NMA	NUVEEN MUN ADVANTAGE FD INC COM
NMBL	NIMBLE STORAGE INC COM
NMFC	NEW MTN FIN CORP COM
NMI	NUVEEN MUN INCOME FD INC COM
NMIH	NMI HLDGS INC CL A
NMK-B	NIAGARA MOHAWK PWR CORP PFD 3.60%
NMK-C	NIAGARA MOHAWK PWR CORP PFD 3.90%
NML	NEUBERGER BERMAN MLP INCOME FD COM
NMM	NAVIOS MARITIME PARTNERS L P UNIT LPI
NMO	NUVEEN MUN MKT OPPORTUNITY FD COM
NMR	NOMURA HLDGS INC SPONSORED ADR
NMRX	NUMEREX CORP PA CL A
NMT	NUVEEN MASS PREM INCOME MUN FD COM
NMT-E	NUVEEN MASS PREM INCOME MUN FD MUNFD PFD 2015
NMY	NUVEEN MD PREM INCOME MUN FD COM
NMZ	NUVEEN MUN HIGH INCOME OPP FD COM
NNA	NAVIOS MARITIME ACQUIS CORP SHS
NNBR	NN INC COM
NNC	NUVEEN N C PREM INCOME MUN FD COM
NNI	NELNET INC CL A
NNJ	NUVEEN NJ PREM INCOME MUN FD COM
NNN	NATIONAL RETAIL PPTYS INC COM
NNN-D	NATIONAL RETAIL PPTYS INC PFD SER D
NNN-E	NATIONAL RETAIL PPTYS INC DEP SHS REP1/100
NNP	NUVEEN NY PERFORM PLUS MUN FD COM
NNVC	NANOVIRICIDES INC COM NEW
NNY	NUVEEN NY MUN VALUE FD COM

NOA	NORTH AMERN ENERGY PARTNERS COM
NOAH	NOAH HLDGS LTD SPONSORED ADS
NOBL	PROSHARES TR S&P 500 ARISTO
NOC	NORTHROP GRUMMAN CORP COM
NOG	NORTHERN OIL & GAS INC NEV COM
NOK	NOKIA CORP SPONSORED ADR
NOM	NUVEEN MO PREM INCOME MUN FD COM
NOM-C	NUVEEN MO PREM INCOME MUN FD MFD PFD SHS
NOR	NORANDA ALUM HLDG CORP COM
NORD	NORD ANGLIA EDUCATION INC SHS
NORW	GLOBAL X FDS GLOB X NOR ETF
NOV	NATIONAL OILWELL VARCO INC COM
NOVB	NORTH VALLEY BANCORP COM NEW
NOW	SERVICENOW INC COM
NP	NEENAH PAPER INC COM
NPBC	NATIONAL PENN BANCSHARES INC COM
NPD	CHINA NEPSTAR CHAIN DRUGSTORE SPONSORED ADR
NPF	NUVEEN PREMIER MUN INCOME FD COM
NPI	NUVEEN PREM INCOME MUN FD COM
NPK	NATIONAL PRESTO INDS INC COM
NPM	NUVEEN PREM INCOME MUN FD 2 COM
NPN	NUVEEN PA MUN VALUE FD COM
NPO	ENPRO INDS INC COM
NPP	NUVEEN PERFORMANCE PLUS MUN FD COM
NPSP	NPS PHARMACEUTICALS INC COM
NPT	NUVEEN PREM INCOME MUN FD 4 COM
NPTN	NEOPHOTONICS CORP COM
NPV	NUVEEN VA PREM INCOME MUN FD COM
NQ	NQ MOBILE INC ADR REPSTG CL A
NQI	NUVEEN QUALITY MUN FD INC COM
NQJ	NUVEEN NJ INVT QUALITY MUN FD COM
NQM	NUVEEN INVT QUALITY MUN FD INC COM
NQP	NUVEEN PA INVT QUALITY MUN FD COM
NQS	NUVEEN SELECT QUALITY MUN FD COM
NQU	NUVEEN QUALITY INCOME MUN FD COM
NR	NEWPARK RES INC COM PAR $.01NEW
NRCIA	NATIONAL RESH CORP CL A
NRCIB	NATIONAL RESH CORP CL B
NRF	NORTHSTAR RLTY FIN CORP COM
NRF-A	NORTHSTAR RLTY FIN CORP PFD A 8.75%
NRF-B	NORTHSTAR RLTY FIN CORP PFD B 8.25%
NRF-C	NORTHSTAR RLTY FIN CORP PFD SER C %
NRF-D	NORTHSTAR REALTY FINANCE CORP PFD-D
NRF-E	NORTHSTAR RLTY FIN CORP PFD SER E %
NRG	NRG ENERGY INC COM NEW
NRIM	NORTHRIM BANCORP INC COM
NRK	NUVEEN NY AMT FREE MUN INCOME COM
NRO	NEUBERGER BERMAN RE ES SEC FD COM
NRP	NATURAL RESOURCE PARTNERS L P COM UNIT L P
NRT	NORTH EUROPEAN OIL RTY TR SH BEN INT
NRX	NEPHROGENEX INC COM
NRZ	NEW RESIDENTIAL INVT CORP COM
NS	NUSTAR ENERGY LP UNIT COM
NSC	NORFOLK SOUTHERN CORP COM
NSEC	NATIONAL SEC GROUP INC COM
NSH	NUSTAR GP HOLDINGS LLC UNIT RESTG LLC
NSIT	INSIGHT ENTERPRISES INC COM
NSL	NUVEEN SR INCOME FD COM

NSLP	NEW SOURCE ENERGY PARTNERS L P CM UNT LTD PRT
NSM	NATIONSTAR MTG HLDGS INC COM
NSP	INSPERITY INC COM
NSPH	NANOSPHERE INC COM
NSPR	INSPIREMD INC COM NEW
NSR	NEUSTAR INC CL A
NSS	NUSTAR LOGISTICS L P SB NT FX/FL 43
NSSC	NAPCO SEC TECHNOLOGIES INC COM
NSTG	NANOSTRING TECHNOLOGIES INC COM
NSU	NEVSUN RES LTD COM
NSYS	NORTECH SYS INC COM
NTAP	NETAPP INC COM
NTC	NUVEEN CONN PREM INCOME MUN FD COM
NTCT	NETSCOUT SYS INC COM
NTES	NETEASE INC SPONSORED ADR
NTG	TORTOISE MLP FD INC COM
NTGR	NETGEAR INC COM
NTI	NORTHERN TIER ENERGY LP COM UN REPR PART
NTIC	NORTHERN TECH INTL CORP COM
NTK	NORTEK INC COM NEW
NTL	NORTEL INVERSORA S A SPON ADR PFD B
NTLS	NTELOS HLDGS CORP COM NEW
NTN	NTN BUZZTIME INC COM NEW
NTP	NAM TAI PPTY INC SHS
NTRI	NUTRI SYS INC NEW COM
NTRS	NORTHERN TR CORP COM
NTT	NIPPON TELEG & TEL CORP SPONSORED ADR
NTWK	NETSOL TECHNOLOGIES INC COM PAR $.001
NTX	NUVEEN TEX QUALITY INCOME MUN COM
NTX-C	NUVEEN TEX QUALITY INCOME MUN MUNI PDF SER13
NTZ	NATUZZI S P A ADR
NU	NORTHEAST UTILS COM
NUAN	NUANCE COMMUNICATIONS INC COM
NUCL	ISHARES GL NUCLE ENE ETF
NUE	NUCOR CORP COM
NUGT	DIREXION SHS ETF TR DAILY GOLD MINER
NUJ	NUVEEN NEW JERSEY DIVID COM
NUJ-C	NUVEEN NEW JERSEY DIVID MTP SHS SR2015
NUM	NUVEEN MICH QUALITY INCOME MUN COM
NUO	NUVEEN OHIO QUALITY INCOME MUN COM
NURO	NEUROMETRIX INC COM NEW
NUS	NU SKIN ENTERPRISES INC CL A
NUTR	NUTRACEUTICAL INTL CORP COM
NUV	NUVEEN MUN VALUE FD INC COM
NUVA	NUVASIVE INC COM
NUW	NUVEEN AMT-FREE MUN VALUE FD COM
NVAX	NOVAVAX INC COM
NVCN	NEOVASC INC COM
NVDA	NVIDIA CORP COM
NVDQ	NOVADAQ TECHNOLOGIES INC COM
NVEC	NVE CORP COM NEW
NVEE	NV5 HLDGS INC COM
NVEEW	NV5 HLDGS INC WT EXP 032718
NVFY	NOVA LIFESTYLE INC COM
NVG	NUVEEN DIVID ADVANTAGE MUN INC COM
NVGN	NOVOGEN LIMITED SPON ADR 1:25 SH
NVGS	NAVIGATOR HOLDINGS LTD SHS
NVMI	NOVA MEASURING INSTRUMENTS LTD COM

NVO	NOVO-NORDISK A S ADR
NVR	NVR INC COM
NVS	NOVARTIS A G SPONSORED ADR
NVSL	NAUGATUCK VY FINL CORP MD COM
NVTL	NOVATEL WIRELESS INC COM NEW
NVX	NUVEEN CA DIV ADVANTG MUN FD 2 COM
NW-C	NATIONAL WESTMINSTER BK PLC SPON ADR C
NWBI	NORTHWEST BANCSHARES INC MD COM
NWBO	NORTHWEST BIOTHERAPEUTICS INC COM PAR $0.001
NWBOW	NORTHWEST BIOTHERAPEUTICS INC WT EXP 121217
NWCIX	NATIONWIDE MUT FDS NEW CORE PLUS INST
NWE	NORTHWESTERN CORP COM NEW
NWFL	NORWOOD FINANCIAL CORP COM
NWHM	NEW HOME CO INC COM
NWL	NEWELL RUBBERMAID INC COM
NWLI	NATIONAL WESTN LIFE INS CO CL A
NWN	NORTHWEST NAT GAS CO COM
NWPX	NORTHWEST PIPE CO COM
NWS	NEWS CORP NEW CL B
NWSA	NEWS CORP NEW CL A
NWY	NEW YORK & CO INC COM
NX	QUANEX BUILDING PRODUCTS CORP COM
NXC	NUVEEN CA SELECT TAX FREE PRTF SH BEN INT
NXJ	NUVEEN NJ DIV ADVANTAGE MUN FD COM
NXK	NUVEEN NY DIV ADVANTG MUN FD 2 COM
NXN	NUVEEN NY SELECT TAX FREE PRTF SH BEN INT
NXP	NUVEEN SELECT TAX FREE INCM PT SH BEN INT
NXPI	NXP SEMICONDUCTORS N V COM
NXQ	NUVEEN SELECT TAX FREE INCM PT SH BEN INT
NXR	NUVEEN SELECT TAX FREE INCM 3 SH BEN INT
NXST	NEXSTAR BROADCASTING GROUP INC CL A
NXTM	NXSTAGE MEDICAL INC COM
NXZ	NUVEEN DIV ADVANTAGE MUN FD 2 COM
NY	ISHARES NYSE 100 ETF
NYC	ISHARES NYSE COMPSIT ETF
NYCB	NEW YORK CMNTY BANCORP INC COM
NYCB-U	NEW YORK CMNTY CAP TR V BONUSES UNIT
NYCC	POWERSHARES ETF TR II NYSE CENT PORT
NYF	ISHARES NY AMTFRE MU ETF
NYH	EATON VANCE N Y MUN BD FD II COM
NYLD	NRG YIELD INC COM CL A
NYMT	NEW YORK MTG TR INC COM PAR $.02
NYMTP	NEW YORK MTG TR INC RED PFD B 7.75%
NYMX	NYMOX PHARMACEUTICAL CORP COM
NYNY	EMPIRE RESORTS INC COM NEW
NYRT	NEW YORK REIT INC COM
NYT	NEW YORK TIMES CO CL A
NYV	NUVEEN NEW YORK MUN VALUE FD 2 COM
NZF	NUVEEN DIVID ADV MUN FD 3 COM SH BEN INT
NZH	NUVEEN CA DIV ADV MUNI FD 3 COM SH BEN INT
O	REALTY INCOME CORP COM
O-E	REALTY INCOME CORP PFD CL E 6.75%
O-F	REALTY INCOME CORP MONTHY INCOME F
OABC	OMNIAMERICAN BANCORP INC COM
OAK	OAKTREE CAP GROUP LLC UNIT CL A
OAKS	FIVE OAKS INVT CORP COM
OAKS-A	FIVE OAKS INVT CORP RED PFD SER A
OAS	OASIS PETE INC NEW COM

OB	ONEBEACON INSURANCE GROUP LTD CL A
OBAF	OBA FINL SVCS INC COM
OBAS	OPTIBASE LTD SHS NEW NIS0.13
OBCI	OCEAN BIO CHEM INC COM
OC	OWENS CORNING NEW COM
OCC	OPTICAL CABLE CORP COM NEW
OCFC	OCEANFIRST FINL CORP COM
OCIP	OCI PARTNERS LP COM UNIT REP LP
OCIR	OCI RES LP COM UNIT LTD
OCLR	OCLARO INC COM NEW
OCLS	OCULUS INNOVATIVE SCIENCES INC COM NEW
OCN	OCWEN FINL CORP COM NEW
OCR	OMNICARE INC COM
OCR-A	OMNICARE CAP TR I PIERS
OCR-B	OMNICARE CAP TR II PFD B TR 4.00%
OCRX	OCERA THERAPEUTICS INC COM
ODC	OIL DRI CORP AMER COM
ODFL	OLD DOMINION FGHT LINES INC COM
ODP	OFFICE DEPOT INC COM
OEF	ISHARES S&P 100 ETF
OEH	ORIENT-EXPRESS HOTELS LTD CL A
OESX	ORION ENERGY SYSTEMS INC COM
OFC	CORPORATE OFFICE PPTYS TR SH BEN INT
OFC-L	CORPORATE OFFICE PPTYS TR PFD SER L
OFED	OCONEE FED FINL CORP COM
OFG	OFG BANCORP COM
OFG-A	OFG BANCORP PFD A 7.125%
OFG-B	OFG BANCORP PFD SER B 7.0%
OFG-D	OFG BANCORP PERP PFD-D
OFIX	ORTHOFIX INTL N V COM
OFLX	OMEGA FLEX INC COM
OFS	OFS CAP CORP COM
OGCP	EMPIRE ST RLTY OP L P UNIT LTD PRT 60
OGE	OGE ENERGY CORP COM
OGEN	ORAGENICS INC COM NEW
OGS	ONE GAS INC COM
OGXI	ONCOGENEX PHARMACEUTICALS INC COM
OHI	OMEGA HEALTHCARE INVS INC COM
OHRP	OHR PHARMACEUTICAL INC COM NEW
OI	OWENS ILL INC COM NEW
OIA	INVESCO MUNI INCOME OPP TRST COM
OIBR	OI S.A. SPN ADR REP PFD
OIBR.C	OI S.A. SPONSORED ADR
OIH	MARKET VECTORS ETF TR OIL SVCS ETF
OII	OCEANEERING INTL INC COM
OIIM	O2MICRO INTERNATIONAL LTD SPONS ADR
OIL	BARCLAYS BK PLC IPSP CROIL ETN
OILT	OILTANKING PARTNERS L P UNIT LTD
OINK	TIANLI AGRITECH INC SHS
OIS	OIL STS INTL INC COM
OKE	ONEOK INC NEW COM
OKS	ONEOK PARTNERS LP UNIT LTD PARTN
OKSB	SOUTHWEST BANCORP INC OKLA COM
OLBK	OLD LINE BANCSHARES INC COM
OLED	UNIVERSAL DISPLAY CORP COM
OLEM	BARCLAYS BK PLC IPTH CRUDE OIL
OLN	OLIN CORP COM PAR $1
OLO	DEUTSCHE BK AG LONDON BRH PS CR OIL LG ETN

OLP	ONE LIBERTY PPTYS INC COM
OMAB	GRUPO AEROPORTUARIO CTR NORTE SPON ADR
OMC	OMNICOM GROUP INC COM
OMCL	OMNICELL INC COM
OME	OMEGA PROTEIN CORP COM
OMED	ONCOMED PHARMACEUTICALS INC COM
OMER	OMEROS CORP COM
OMEX	ODYSSEY MARINE EXPLORATION INC COM
OMG	OM GROUP INC COM
OMI	OWENS & MINOR INC NEW COM
OMN	OMNOVA SOLUTIONS INC COM
ONB	OLD NATL BANCORP IND COM
ONCY	ONCOLYTICS BIOTECH INC COM
ONE	HIGHER ONE HLDGS INC COM
ONEF	RUSSELL EXCHANGE TRADED FDS TR EQUITY ETF
ONEK	SPDR SERIES TRUST RUSSELL 1000 ETF
ONEQ	FIDELITY COMWLTH TR NDQ CP IDX TRK
ONFC	ONEIDA FINL CORP MD COM
ONG	BARCLAYS BK PLC IPTH ENRGY ETN
ONNN	ON SEMICONDUCTOR CORP COM
ONP	ORIENT PAPER INC COM NEW
ONTX	ONCONOVA THERAPEUTICS INC COM
ONTY	ONCOTHYREON INC COM
ONVI	ONVIA INC COM NEW
ONVO	ORGANOVO HLDGS INC COM
OPB	OPUS BK IRVINE CALIF COM
OPEN	OPENTABLE INC COM
OPHC	OPTIMUMBANK HOLDINGS INC COM PAR $0.01
OPHT	OPHTHOTECH CORP COM
OPK	OPKO HEALTH INC COM
OPLK	OPLINK COMMUNICATIONS INC COM NEW
OPOF	OLD POINT FINL CORP COM
OPTT	OCEAN PWR TECHNOLOGIES INC COM NEW
OPWR	OPOWER INC COM
OPXA	OPEXA THERAPEUTICS INC COM NEW
OPY	OPPENHEIMER HLDGS INC CL A NON VTG
ORA	ORMAT TECHNOLOGIES INC COM
ORAN	ORANGE SPONSORED ADR
ORB	ORBITAL SCIENCES CORP COM
ORBC	ORBCOMM INC COM
ORBK	ORBOTECH LTD ORD
ORBT	ORBIT INTL CORP COM NEW
ORC	ORCHID IS CAP INC COM
ORCL	ORACLE CORP COM
OREX	OREXIGEN THERAPEUTICS INC COM
ORI	OLD REP INTL CORP COM
ORIG	OCEAN RIG UDW INC SHS
ORIT	ORITANI FINL CORP DEL COM
ORLY	O REILLY AUTOMOTIVE INC NEW COM
ORM	OWENS RLTY MTG INC COM
ORMP	ORAMED PHARM INC COM NEW
ORN	ORION MARINE GROUP INC COM
ORRF	ORRSTOWN FINL SVCS INC COM
OSBC	OLD SECOND BANCORP INC ILL COM
OSBCP	OLD SECOND CAP TR I PFD TR SEC
OSHC	OCEAN SHORE HLDG CO NEW COM
OSIR	OSIRIS THERAPEUTICS INC NEW COM
OSIS	OSI SYSTEMS INC COM

OSK	OSHKOSH CORP COM
OSM	SLM CORP NT LKD FLT RT
OSMS	BARCLAYS BK PLC OFI STEELPATH
OSN	OSSEN INNOVATION CO LTD SPONSORED ADR
OSTK	OVERSTOCK COM INC DEL COM
OSUR	ORASURE TECHNOLOGIES INC COM
OTEL	OTELCO INC CL A NEW
OTEX	OPEN TEXT CORP COM
OTIV	ON TRACK INNOVATION LTD SHS
OTTR	OTTER TAIL CORP COM
OUNZ	MERK GOLD TR SHS BEN INT
OUTR	OUTERWALL INC COM
OVAS	OVASCIENCE INC COM
OVBC	OHIO VY BANC CORP COM
OVLY	OAK VALLEY BANCORP OAKDALE CAL COM
OVRL	OVERLAND STORAGE INC COM NO PAR
OVTI	OMNIVISION TECHNOLOGIES INC COM
OWW	ORBITZ WORLDWIDE INC COM
OXBR	OXBRIDGE RE HLDGS LTD SHS
OXBRW	OXBRIDGE RE HLDGS LTD WT EXP 032619
OXBT	OXYGEN BIOTHERAPEUTICS INC COM PAR $0.0001
OXF	OXFORD RESOURCE PARTNERS LP COM UNIT RP LP
OXFD	OXFORD IMMUNOTEC GLOBAL PLC ORD SHS
OXGN	OXIGENE INC COM PAR$.001
OXLC	OXFORD LANE CAP CORP COM
OXLCN	OXFORD LANE CAP CORP LIQUIDAT PREF
OXLCO	OXFORD LANE CAP CORP PFD SHS SER 2023
OXLCP	OXFORD LANE CAP CORP PFD 2017
OXM	OXFORD INDS INC COM
OXY	OCCIDENTAL PETE CORP DEL COM
OZM	OCH ZIFF CAP MGMT GROUP CL A
OZRK	BANK OF THE OZARKS INC COM
P	PANDORA MEDIA INC COM
PAA	PLAINS ALL AMERN PIPELINE L P UNIT LTD PARTN
PAAS	PAN AMERICAN SILVER CORP COM
PAC	GPO AEROPORTUARIO DEL PAC SAB SPON ADR B
PACB	PACIFIC BIOSCIENCES CALIF INC COM
PACD	PACIFIC DRILLING SA LUXEMBOURG REG SHS
PACW	PACWEST BANCORP DEL COM
PAF	POWERSHARES GLOBAL ETF TRUST ASIA PAC EX-JP
PAG	PENSKE AUTOMOTIVE GRP INC COM
PAGG	POWERSHARES ETF TRUST II GLOBL AGRI ETF
PAGP	PLAINS GP HLDGS L P SHS A REP LTPN
PAH	PLATFORM SPECIALTY PRODS CORP COM
PAHC	PHIBRO ANIMAL HEALTH CORP CL A COM
PAI	WESTERN ASSET INCOME FD COM
PAL	NORTH AMERN PALLADIUM LTD COM
PALL	ETFS PALLADIUM TR SH BEN INT
PAM	PAMPA ENERGIA S A SPONS ADR LVL I
PANW	PALO ALTO NETWORKS INC COM
PAR	PAR TECHNOLOGY CORP COM
PARN	PARNELL PHARMACEUT HLDGS LTD SHS
PATK	PATRICK INDS INC COM
PATR	PATRIOT TRANSN HLDG INC COM
PAY	VERIFONE SYS INC COM
PAYC	PAYCOM SOFTWARE INC COM
PAYX	PAYCHEX INC COM
PB	PROSPERITY BANCSHARES INC COM

PBA	PEMBINA PIPELINE CORP COM
PBCP	POLONIA BACORP INC MD COM
PBCT	PEOPLES UNITED FINANCIAL INC COM
PBD	POWERSHARES GLOBAL ETF TRUST GBL CLEAN ENER
PBE	POWERSHARES ETF TRUST DYN BIOT & GEN
PBF	PBF ENERGY INC CL A
PBFX	PBF LOGISTICS LP UNIT LTD PTNR
PBH	PRESTIGE BRANDS HLDGS INC COM
PBHC	PATHFINDER BANCORP INC COM
PBI	PITNEY BOWES INC COM
PBI-A	PITNEY BOWES INC NT 22
PBI-B	PITNEY BOWES INC NT 43
PBIB	PORTER BANCORP INC COM
PBIP	PRUDENTIAL BANCORP INC NEW COM
PBJ	POWERSHARES ETF TRUST DYN FD & BEV
PBM	PACIFIC BOOKER MINERALS INC COM
PBMD	PRIMA BIOMED LTD SPON ADR LVL II
PBP	POWERSHARES GLOBAL ETF FD S&P 500 BUYWRT
PBPB	POTBELLY CORP COM
PBR	PETROLEO BRASILEIRO SA PETROBR SPONSORED ADR
PBR.A	PETROLEO BRASILEIRO SA PETROBR SP ADR NON VTG
PBS	POWERSHARES ETF TRUST DYN MEDIA PORT
PBSK	POAGE BANKSHARES INC COM
PBT	PERMIAN BASIN RTY TR UNIT BEN INT
PBW	POWERSHARES ETF TRUST WNDRHLL CLN EN
PBY	PEP BOYS MANNY MOE & JACK COM
PBYI	PUMA BIOTECHNOLOGY INC COM
PCAR	PACCAR INC COM
PCBK	PACIFIC CONTINENTAL CORP COM
PCCC	P C CONNECTION COM
PCEF	POWERSHARES ETF TRUST II CEF INC COMPST
PCF	PUTMAN HIGH INCOME SEC FUND SHS BEN INT
PCG	PG&E CORP COM
PCG-A	PACIFIC GAS & ELEC CO PFD 1ST 6%
PCG-B	PACIFIC GAS & ELEC CO PFD 1ST 5.50%
PCG-C	PACIFIC GAS & ELEC CO PFD 1ST 5%
PCG-D	PACIFIC GAS & ELEC CO PFD 1ST 5%
PCG-E	PACIFIC GAS & ELEC CO PFD 1 SER A 5%
PCG-G	PACIFIC GAS & ELEC CO PFD 1ST 4.80%
PCG-H	PACIFIC GAS & ELEC CO PFD 1ST 4.50%
PCG-I	PACIFIC GAS & ELEC CO PFD 1ST 4.36%
PCH	POTLATCH CORP NEW COM
PCI	PIMCO DYNAMIC CR INCOME FD COM SHS
PCK	PIMCO CALIF MUN INCOME FD II COM
PCL	PLUM CREEK TIMBER CO INC COM
PCLN	PRICELINE GRP INC COM NEW
PCM	PCM FUND INC COM
PCMI	PCM INC COM
PCN	PIMCO CORPORATE INCOME STRATEG COM
PCO	PENDRELL CORP COM
PCOM	POINTS INTL LTD COM NEW
PCP	PRECISION CASTPARTS CORP COM
PCQ	PIMCO CA MUNICIPAL INCOME FD COM
PCRX	PACIRA PHARMACEUTICALS INC COM
PCTI	PC-TEL INC COM
PCTY	PAYLOCITY HLDG CORP COM
PCY	POWERSHARES GLOBAL ETF TRUST SOVEREIGN DEBT
PCYC	PHARMACYCLICS INC COM

PCYG	PARK CITY GROUP INC COM NEW
PCYO	PURECYCLE CORP COM NEW
PDCE	PDC ENERGY INC COM
PDCO	PATTERSON COMPANIES INC COM
PDEX	PRO-DEX INC COLO COM NEW
PDFS	PDF SOLUTIONS INC COM
PDH	PETROLOGISTICS LP UNIT LTD PTH INT
PDI	PIMCO DYNAMIC INCOME FD SHS
PDII	PDI INC COM
PDLI	PDL BIOPHARMA INC COM
PDM	PIEDMONT OFFICE REALTY TR INC COM CL A
PDN	POWERSHARES GLOBAL ETF TRUST EX US SML PORT
PDO	PYRAMID OIL CO COM
PDP	POWERSHARES ETF TRUST DWA MOMENTUM PTF
PDS	PRECISION DRILLING CORP COM 2010
PDT	HANCOCK JOHN PREMUIM DIV FD COM SH BEN INT
PE	PARSLEY ENERGY INC CL A
PEB	PEBBLEBROOK HOTEL TR COM
PEB-A	PEBBLEBROOK HOTEL TR PFD-A 7.875%
PEB-B	PEBBLEBROOK HOTEL TR PFD SER B
PEB-C	PEBBLEBROOK HOTEL TR PFD SER C 6.50%
PEBK	PEOPLES BANCORP N C INC COM
PEBO	PEOPLES BANCORP INC COM
PED	PEDEVCO CORP COM NEW
PEG	PUBLIC SVC ENTERPRISE GROUP COM
PEGA	PEGASYSTEMS INC COM
PEGI	PATTERN ENERGY GROUP INC CL A
PEI	PENNSYLVANIA RL ESTATE INVT TR SH BEN INT
PEI-A	PENNSYLVANIA RL ESTATE INVT TR 8.25% PFD CL A
PEI-B	PENNSYLVANIA RL ESTATE INVT TR CUM RED PERP PFD
PEIX	PACIFIC ETHANOL INC COM PAR $.001
PEJ	POWERSHARES ETF TRUST DYN LSR & ENT
PEK	MARKET VECTORS ETF TR CHINAAMC A S ETF
PEM	PRINCIPLED EQUITY MARKET FD SH BEN INT
PENN	PENN NATL GAMING INC COM
PENX	PENFORD CORP COM
PEO	PETROLEUM & RES CORP COM
PEOP	PEOPLES FED BANCSHARES INC COM
PEP	PEPSICO INC COM
PER	SANDRIDGE PERMIAN TR COM UNIT BEN INT
PERF	PERFUMANIA HLDGS INC COM NEW
PERI	PERION NETWORK LTD SHS
PERM	GLOBAL X FDS GLB X PERMETF
PERY	ELLIS PERRY INTL INC COM
PES	PIONEER ENERGY SVCS CORP COM
PESI	PERMA-FIX ENVIRONMENTAL SVCS COM NEW
PETM	PETSMART INC COM
PETS	PETMED EXPRESS INC COM
PETX	ARATANA THERAPEUTICS INC COM
PEY	POWERSHARES ETF TRUST HI YLD EQ DVDN
PEZ	POWERSHARES ETF TRUST CON DISCRE SEC
PF	PINNACLE FOODS INC DEL COM
PFBC	PREFERRED BK LOS ANGELES CA COM NEW
PFBI	PREMIER FINL BANCORP INC COM
PFBX	PEOPLES FINL CORP MISS COM
PFD	FLAHERTY & CRUMRINE PFD INC FD COM
PFE	PFIZER INC COM
PFEM	POWERSHARES ETF TRUST II FDMTL EMKLODBT

PFF	ISHARES U.S. PFD STK ETF
PFG	PRINCIPAL FINL GROUP INC COM
PFG-B	PRINCIPAL FINL GROUP INC PFD B 6.518%
PFH	CABCO TR FOR J C PENNEY DEBS CTF TR 7.625%
PFI	POWERSHARES ETF TRUST FINL SECT PORT
PFIE	PROFIRE ENERGY INC COM
PFIG	POWERSHARES ETF TR II FND INV GR CP
PFIN	P & F INDS INC CL A NEW
PFIS	PEOPLES FINL SVCS CORP COM
PFK	PRUDENTIAL FINL INC NT FLT RETL 18
PFL	PIMCO INCOME STRATEGY FUND COM
PFLT	PENNANTPARK FLOATING RATE CAP COM
PFM	POWERSHARES ETF TRUST DIV ACHV PRTF
PFMT	PERFORMANT FINL CORP COM
PFN	PIMCO INCOME STRATEGY FUND II COM
PFO	FLAHERTY & CRUMRINE PFD INC OP COM
PFPT	PROOFPOINT INC COM
PFS	PROVIDENT FINL SVCS INC COM
PFSI	PENNYMAC FINL SVCS INC CL A
PFSW	PFSWEB INC COM NEW
PFX	PHOENIX COS INC NEW QUIBS 2032
PFXF	MARKET VECTORS ETF TR PFD SEC EXFINL
PG	PROCTER & GAMBLE CO COM
PGAL	GLOBAL X FDS GLB X FTSE PT 20
PGC	PEAPACK-GLADSTONE FINL CORP COM
PGD	BARCLAYS BANK PLC IPATH AS GLF CUR
PGEM	PLY GEM HLDGS INC COM
PGF	POWERSHARES ETF TRUST FINL PFD PTFL
PGH	PENGROWTH ENERGY CORP COM
PGHY	POWERSHARES ETF TRUST II GLBL ST HI YLD
PGI	PREMIERE GLOBAL SVCS INC COM
PGJ	POWERSHARES ETF TRUST GOLDEN DRG CHINA
PGM	BARCLAYS BANK PLC ETN DJUBSPLATM38
PGNX	PROGENICS PHARMACEUTICALS INC COM
PGP	PIMCO GLOBAL STOCKSPLS INCM FD COM
PGR	PROGRESSIVE CORP OHIO COM
PGTI	PGT INC COM
PGX	POWERSHARES GLOBAL ETF TRUST AGG PFD PORT
PGZ	PRINCIPAL REAL ESTATE INCOME SHS BEN INT
PH	PARKER HANNIFIN CORP COM
PHB	POWERSHARES GLOBAL ETF TRUST FDM HG YLD RAFI
PHD	PIONEER FLOATING RATE TR COM
PHDG	POWERSHARES ACTIVE MNG ETF TR S&P500 DWNHDGE
PHF	PACHOLDER HIGH YIELD FD INC COM
PHG	KONINKLIJKE PHILIPS N V NY REG SH NEW
PHH	PHH CORP COM NEW
PHI	PHILIPPINE LONG DISTANCE TEL SPONSORED ADR
PHII	PHI INC COM VTG
PHIIK	PHI INC COM NON VTG
PHK	PIMCO HIGH INCOME FD COM SHS
PHM	PULTE GROUP INC COM
PHMD	PHOTOMEDEX INC COM PAR $0.01
PHO	POWERSHARES ETF TRUST WATER RESOURCE
PHT	PIONEER HIGH INCOME TR COM
PHX	PANHANDLE OIL AND GAS INC CL A
PHYS	SPROTT PHYSICAL GOLD TRUST UNIT
PICB	POWERSHARES ETF TRUST II INTL CORP BOND
PICK	ISHARES GL MET&MINPR ETF

PICO	PICO HLDGS INC COM NEW
PID	POWERSHARES ETF TRUST INTL DIV ACHV
PIE	POWERSHARES ETF TRUST II DWA EMKT MOM PTF
PIH	1347 PPTY INS HLDGS INC COM
PII	POLARIS INDS INC COM
PIKE	PIKE CORP COM
PIM	PUTNAM MASTER INTER INCOME TR SH BEN INT
PIN	POWERSHARES INDIA ETF TR INDIA PORT
PINC	PREMIER INC CL A
PIO	POWERSHARES GLOBAL ETF TRUST GBL WTR PORT
PIP	PHARMATHENE INC COM
PIR	PIER 1 IMPORTS INC COM
PIY	PREFERRED PLUS TR CZN-1 TR CTF
PIZ	POWERSHARES ETF TRUST II DWA DEVMKTMOM PT
PJC	PIPER JAFFRAY COS COM
PJH	PRUDENTIAL FINL INC JR SUB NT 52
PJL	PREFERRED PLUS TR VER 1 A TR CTF
PJP	POWERSHARES ETF TRUST DYN PHRMA PORT
PJS	PREFERRED PLUS TR FAR-1 7.55%28
PKB	POWERSHARES ETF TRUST DYN BLDG CNSTR
PKBK	PARKE BANCORP INC COM
PKD	PARKER DRILLING CO COM
PKE	PARK ELECTROCHEMICAL CORP COM
PKG	PACKAGING CORP AMER COM
PKI	PERKINELMER INC COM
PKO	PIMCO INCOME OPPORTUNITY FD COM
PKOH	PARK OHIO HLDGS CORP COM
PKT	PROCERA NETWORKS INC COM NEW
PKW	POWERSHARES ETF TRUST DYNA BUYBK ACH
PKX	POSCO SPONSORED ADR
PKY	PARKWAY PPTYS INC COM
PL	PROTECTIVE LIFE CORP COM
PL-B	PLC CAP TR V TOPRS 6.125 34
PL-C	PROTECTIVE LIFE CORP SUB DEB 42
PL-E	PROTECTIVE LIFE CORP SUB DEB 42
PLAB	PHOTRONICS INC COM
PLBC	PLUMAS BANCORP COM
PLCC	PAULSON CAP DEL CORP COM
PLCE	CHILDRENS PL INC COM
PLCM	POLYCOM INC COM
PLD	PROLOGIS INC COM
PLG	PLATINUM GROUP METALS LTD COM NEW
PLKI	POPEYES LA KITCHEN INC COM
PLL	PALL CORP COM
PLM	POLYMET MINING CORP COM
PLMT	PALMETTO BANCSHARES INC COM NEW
PLND	MARKET VECTORS ETF TR VECTRS POL ETF
PLNR	PLANAR SYS INC COM
PLOW	DOUGLAS DYNAMICS INC COM
PLP	PROTECTIVE LIFE CORP 8.0% SR NT 2024
PLPC	PREFORMED LINE PRODS CO COM
PLPM	PLANET PAYMENT INC SHS
PLT	PLANTRONICS INC NEW COM
PLTM	FIRST TR ISE GLBL PLAT INDX FD COM
PLUG	PLUG POWER INC COM NEW
PLUS	EPLUS INC COM
PLW	POWERSHARES GLOBAL ETF TRUST I-30 LAD TREAS
PLX	PROTALIX BIOTHERAPEUTICS INC COM

PLXS	PLEXUS CORP COM
PLXT	PLX TECHNOLOGY INC COM
PM	PHILIP MORRIS INTL INC COM
PMBC	PACIFIC MERCANTILE BANCORP COM
PMC	PHARMERICA CORP COM
PMCS	PMC-SIERRA INC COM
PMD	PSYCHEMEDICS CORP COM NEW
PME	PINGTAN MARINE ENTERPRISE LTD SHS
PMF	PIMCO MUNICIPAL INCOME FD COM
PMFG	PMFG INC COM
PML	PIMCO MUN INCOME FD II COM
PMM	PUTNAM MANAGED MUN INCOM TR COM
PMO	PUTNAM MUN OPPORTUNITIES TR SH BEN INT
PMR	POWERSHARES ETF TRUST DYN RETAIL PTF
PMT	PENNYMAC MTG INVT TR COM
PMX	PIMCO MUN INCOME FD III COM
PNBK	PATRIOT NATL BANCORP INC COM
PNC	PNC FINL SVCS GROUP INC COM
PNC+	PNC FINL SVCS GROUP INC WT EXP 123118
PNC-P	PNC FINL SVCS GROUP INC DEPOSITARY SHS P
PNC-Q	PNC FINL SVCS GROUP INC DEP REPSTG 1/400
PNF	PIMCO NY MUNICIPAL INCOME FD COM
PNFP	PINNACLE FINL PARTNERS INC COM
PNI	PIMCO NEW YORK MUN FD II COM
PNK	PINNACLE ENTMT INC COM
PNM	PNM RES INC COM
PNNT	PENNANTPARK INVT CORP COM
PNQI	POWERSHARES ETF TRUST NASD INTNT ETF
PNR	PENTAIR PLC SHS
PNRA	PANERA BREAD CO CL A
PNRG	PRIMEENERGY CORP COM
PNTA	PENNANTPARK INVT CORP SR NT 25
PNTR	POINTER TELOCATION LTD SHS
PNW	PINNACLE WEST CAP CORP COM
PNX	PHOENIX COS INC NEW COM NEW
PNY	PIEDMONT NAT GAS INC COM
PODD	INSULET CORP COM
POL	POLYONE CORP COM
POM	PEPCO HOLDINGS INC COM
POOL	POOL CORPORATION COM
POPE	POPE RES DEL LTD PARTNERSHIP DEPOSITRY RCPT
POR	PORTLAND GEN ELEC CO COM NEW
POST	POST HLDGS INC COM
POT	POTASH CORP SASK INC COM
POWI	POWER INTEGRATIONS INC COM
POWL	POWELL INDS INC COM
POWR	POWERSECURE INTL INC COM
POZN	POZEN INC COM
PPA	POWERSHARES ETF TRUST AERSPC DEF PTF
PPBI	PACIFIC PREMIER BANCORP COM
PPC	PILGRIMS PRIDE CORP NEW COM
PPG	PPG INDS INC COM
PPH	MARKET VECTORS ETF TR PHARMACEUTICAL
PPHM	PEREGRINE PHARMACEUTICALS INC COM NEW
PPHMP	PEREGRINE PHARMACEUTICALS INC PFD SER E
PPL	PPL CORP COM
PPLT	ETFS PLATINUM TR SH BEN INT
PPO	POLYPORE INTL INC COM

PPP	PRIMERO MNG CORP COM
PPR	VOYA PRIME RATE TR SH BEN INT
PPS	POST PPTYS INC COM
PPS-A	POST PPTYS INC PFD A 8.5%
PPSI	PIONEER PWR SOLUTIONS INC COM NEW
PPT	PUTNAM PREMIER INCOME TR SH BEN INT
PPX	PPL CAP FDG INC JR SUB NT-B 73
PQ	PETROQUEST ENERGY INC COM
PRA	PROASSURANCE CORP COM
PRAA	PORTFOLIO RECOVERY ASSOCS INC COM
PRAN	PRANA BIOTECHNOLOGY LTD SPONSORED ADR
PRB	MARKET VECTORS ETF TR PRE-RF MUN ETF
PRCP	PERCEPTRON INC COM
PRE	PARTNERRE LTD COM
PRE-D	PARTNERRE LTD PFD SER D 6.5%
PRE-E	PARTNERRE LTD PFD SER E
PRE-F	PARTNERRE LTD REDPFD SHS SER F
PRF	POWERSHARES ETF TRUST FTSE RAFI 1000
PRFT	PERFICIENT INC COM
PRFZ	POWERSHARES ETF TRUST FTSE US1500 SM
PRGN	PARAGON SHIPPING INC CL A NEW
PRGO	PERRIGO CO PLC SHS
PRGS	PROGRESS SOFTWARE CORP COM
PRGX	PRGX GLOBAL INC COM NEW
PRH	PRUDENTIAL FINL INC JR SUB NT 53
PRI	PRIMERICA INC COM
PRIM	PRIMORIS SVCS CORP COM
PRIS	PROMOTORA DE INFORMACIONES SA ADR CL A SHS
PRIS.B	PROMOTORA DE INFORMACIONES SA ADR CL B CONV
PRK	PARK NATL CORP COM
PRKR	PARKERVISION INC COM
PRLB	PROTO LABS INC COM
PRLS	PEERLESS SYS CORP COM
PRMW	PRIMO WTR CORP COM
PRN	POWERSHARES ETF TRUST INDL SECT PORT
PRO	PROS HOLDINGS INC COM
PROV	PROVIDENT FINL HLDGS INC COM
PRPH	PROPHASE LABS INC COM
PRSC	PROVIDENCE SVC CORP COM
PRSS	CAFEPRESS INC COM
PRTA	PROTHENA CORP PLC SHS
PRTS	U.S. AUTO PARTS NETWORK INC COM
PRU	PRUDENTIAL FINL INC COM
PRXI	PREMIER EXIBITIONS INC COM
PRXL	PAREXEL INTL CORP COM
PRY	PROSPECT CAPITAL CORPORATION SR NT
PSA	PUBLIC STORAGE COM
PSA-O	PUBLIC STORAGE DEP SHS PFD-O
PSA-P	PUBLIC STORAGE PFD SHS SER P
PSA-Q	PUBLIC STORAGE PFD SHS SER Q
PSA-R	PUBLIC STORAGE PFD SER R
PSA-S	PUBLIC STORAGE DEP SH REPSTG
PSA-T	PUBLIC STORAGE PFD T 1/1000TH
PSA-U	PUBLIC STORAGE DEP SHS PFD-U
PSA-V	PUBLIC STORAGE DEP1/1000THPFD
PSA-W	PUBLIC STORAGE DEPSH1/1000PFD W
PSA-X	PUBLIC STORAGE DEP 1/1000 PFD X
PSA-Y	PUBLIC STORAGE DEP 1/1000 PFD Y

PSA-Z	PUBLIC STORAGE DEP SHS 1/1000 Z
PSAU	POWERSHARES ETF TRUST II GLOB GLD&P ETF
PSB	PS BUSINESS PKS INC CALIF COM
PSB-R	PS BUSINESS PKS INC CALIF DEP SHS 1/1000
PSB-S	PS BUSINESS PKS INC CALIF DEP SHS PFD S
PSB-T	PS BUSINESS PKS INC CALIF DEP SHS REPSTG 1
PSB-U	PS BUSINESS PKS INC CALIF S R1/1000 PF U
PSB-V	PS BUSINESS PKS INC CALIF DEP1/1000 PFD V
PSBH	PSB HLDGS INC COM
PSCC	POWERSHARES ETF TR II S&P SMCP CONSU
PSCD	POWERSHARES ETF TR II S&P SMCP C DIS
PSCE	POWERSHARES ETF TR II S&P SMCP ENE P
PSCF	POWERSHARES ETF TR II S&P SMCP FIN P
PSCH	POWERSHARES ETF TR II S&P SMCP HC PO
PSCI	POWERSHARES ETF TR II S&P SMCP IND P
PSCM	POWERSHARES ETF TR II S&P SMCP MAT P
PSCT	POWERSHARES ETF TR II S&P SMCP IT PO
PSCU	POWERSHARES ETF TR II S&P SMCP UTI P
PSDV	PSIVIDA CORP COM
PSEC	PROSPECT CAPITAL CORPORATION COM
PSEM	PERICOM SEMICONDUCTOR CORP COM
PSF	COHEN & STEERS SLT PFD INCM FD COM
PSG	PERFORMANCE SPORTS GROUP LTD COM
PSI	POWERSHARES ETF TRUST DYN SEMCT PORT
PSIX	POWER SOLUTIONS INTL INC COM NEW
PSJ	POWERSHARES ETF TRUST DYN SFTWR PORT
PSK	SPDR SERIES TRUST WELLS FG PFD ETF
PSL	POWERSHARES ETF TRUST CON STAPLE SEC
PSLV	SPROTT PHYSICAL SILVER TR TR UNIT
PSMI	PEREGRINE SEMICONDUCTOR CORP COM
PSMT	PRICESMART INC COM
PSO	PEARSON PLC SPONSORED ADR
PSP	POWERSHARES ETF TRUST GBL LSTD PVT EQT
PSQ	PROSHARES TR PSHS SHORT QQQ
PSR	POWERSHARES ACTIVE MNG ETF TR US REAL EST FD
PST	PROSHARES TR PSHS ULSHT 7-10Y
PSTB	PARK STERLING CORP COM
PSTI	PLURISTEM THERAPEUTICS INC COM
PSTR	POSTROCK ENERGY CORP COM
PSUN	PACIFIC SUNWEAR CALIF INC COM
PSX	PHILLIPS 66 COM
PSXP	PHILLIPS 66 PARTNERS LP COM UNIT REP INT
PT	PORTUGAL TELECOM SGPS S A SPONSORED ADR
PTC	PTC INC COM
PTCT	PTC THERAPEUTICS INC COM
PTEK	POKERTEK INC COM NEW
PTEN	PATTERSON UTI ENERGY INC COM
PTF	POWERSHARES ETF TRUST TECH SECT PORT
PTH	POWERSHARES ETF TRUST HLTHCR SEC POR
PTIE	PAIN THERAPEUTICS INC COM
PTLA	PORTOLA PHARMACEUTICALS INC COM
PTM	UBS AG JERSEY BRH LONG PLATN ETN18
PTN	PALATIN TECHNOLOGIES INC COM PAR $ .01
PTNR	PARTNER COMMUNICATIONS CO LTD ADR
PTNT	INTERNET PATENTS CORP COM
PTP	PLATINUM UNDERWRITER HLDGS LTD COM
PTR	PETROCHINA CO LTD SPONSORED ADR
PTRY	PANTRY INC COM

PTSI	P A M TRANSN SVCS INC COM
PTSX	POINT 360 COM
PTX	PERNIX THERAPEUTICS HLDGS INC COM
PTY	PIMCO CORPORATE & INCOME OPP F COM
PUI	POWERSHARES ETF TRUST DYN UTIL PORTF
PUK	PRUDENTIAL PLC ADR
PUK-	PRUDENTIAL PLC 6.75% PERP SUB
PUK-A	PRUDENTIAL PLC PER SUB 6.50%
PULB	PULASKI FINL CORP COM
PULS	PULSE ELECTRONICS CORP COM NEW
PUW	POWERSHARES ETF TRUST WILDERHILL PRO
PVA	PENN VA CORP COM
PVCT	PROVECTUS BIOPHARMACEUTICALS I COM
PVD	ADMINISTRADORA FONDOS PENSIONE SPONSORED ADR
PVG	PRETIUM RES INC COM
PVH	PVH CORP COM
PVI	POWERSHARES GLOBAL ETF TRUST WK VRDO TX FR
PVTB	PRIVATEBANCORP INC COM
PVTBP	PRIVATEBANCORP CAP TR IV PFD TR SECS
PVTD	PRIVATEBANCORP INC SUB DEB 42
PW	POWER REIT COM
PW-A	POWER REIT PFD SER A 7.75%
PWB	POWERSHARES ETF TRUST DYNM LRG CP GR
PWC	POWERSHARES ETF TRUST DYNAMIC MKT PT
PWE	PENN WEST PETE LTD NEW COM
PWOD	PENNS WOODS BANCORP INC COM
PWR	QUANTA SVCS INC COM
PWRD	PERFECT WORLD CO LTD SPON ADR REP B
PWV	POWERSHARES ETF TRUST DYNM LRG CP VL
PWX	PROVIDENCE & WORCESTER RR CO COM
PWZ	POWERSHARES GLOBAL ETF TRUST CALI MUNI ETF
PX	PRAXAIR INC COM
PXD	PIONEER NAT RES CO COM
PXE	POWERSHARES ETF TRUST DYN EN EX PROD
PXF	POWERSHARES GLOBAL ETF TRUST DEV MKTS EX-US
PXH	POWERSHARES GLOBAL ETF TRUST EMER MRKT PORT
PXI	POWERSHARES ETF TRUST ENERGY SEC POR
PXJ	POWERSHARES ETF TRUST DYN OIL SVCS
PXLC	POWERSHARES ETF TRUST FND PUR LRGCR PT
PXLG	POWERSHARES EXCHANGE TRADED FD LARGE GROWTH
PXLV	POWERSHARES EXCHANGE TRADED FD LARGE VALUE
PXLW	PIXELWORKS INC COM NEW
PXMC	POWERSHARES ETF TRUST FND PUR MIDCR PT
PXMG	POWERSHARES ETF TRUST FND PR MIDGRT PT
PXMV	POWERSHARES ETF TRUST FND PUR MDVAL PT
PXQ	POWERSHARES ETF TRUST DYN NETWKG PRT
PXR	POWERSHARES ETF TR II EMRG MKTS INFR
PXSC	POWERSHARES ETF TRUST FND PUR SMLCR PT
PXSG	POWERSHARES ETF TRUST FND PUR SMGRT PT
PXSV	POWERSHARES ETF TRUST FND PUR SMVAL PT
PYB	PPLUS TR GSG-2 A 5.75%
PYN	PIMCO NEW YORK MUN INCM FD 111 COM
PYS	PPLUS TR RRD-1 CTF CL A
PYT	PPLUS TR GSC 2 CT FL RT
PYZ	POWERSHARES ETF TRUST BASIC MAT SECT
PZA	POWERSHARES GLOBAL ETF TRUST INSUR NATL MUN
PZB	PPLUS TR CTF A LTD1 6.7
PZC	PIMCO CALIF MUN INCOME FD III COM

PZD	POWERSHARES ETF TRUST CLEANTECH PORT
PZE	PETROBRAS ARGENTINA S A SPONS ADR
PZG	PARAMOUNT GOLD & SILVER CORP COM
PZI	POWERSHARES ETF TRUST ZACKS MC PRTFL
PZN	PZENA INVESTMENT MGMT INC CLASS A
PZT	POWERSHARES GLOBAL ETF TRUST NY MUNI BD ETF
PZZA	PAPA JOHNS INTL INC COM
PZZI	PIZZA INN HOLDINGS INC COM
Q	QUINTILES TRANSNATIO HLDGS INC COM
QABA	FIRST TR NASDAQ ABA CMNTY BK I UT COM SHS ETF
QADA	QAD INC CL A
QADB	QAD INC CL B
QAI	INDEXIQ ETF TR HEDGE MLTI ETF
QAT	ISHARES TR MSCI QATAR ETF
QAUS	SPDR INDEX SHS FDS MSCI AUST QUAL
QBAK	QUALSTAR CORP COM
QCAN	SPDR INDEX SHS FDS MSCI CDA QUAL
QCCO	QC HLDGS INC COM
QCLN	FIRST TR EXCHANGE TRADED FD NAS CLNEDG GREEN
QCOM	QUALCOMM INC COM
QCOR	QUESTCOR PHARMACEUTICALS INC COM
QCRH	QCR HOLDINGS INC COM
QDEF	FLEXSHARES TR QLT DIV DEF IDX
QDEL	QUIDEL CORP COM
QDEM	MARKET VECTORS ETF TR EM QUAL DIVID
QDEU	SPDR INDEX SHS FDS MSCI GERM QUAL
QDF	FLEXSHARES TR QUALT DIVD IDX
QDXU	MARKET VECTORS ETF TR MSCI IN QLT DI
QDYN	FLEXSHARES TR QLT DIVDYN IDX
QEFA	SPDR INDEX SHS FDS EAFE QUAL MIX
QEH	ADVISORSHARES TR QAM EQTY HEDGE
QEM	MARKET VECTORS ETF TR MSCI EM QUALITY
QEMM	SPDR INDEX SHS FDS EM QUAL MIX
QEP	QEP RES INC COM
QEPM	QEP MIDSTREAM PARTNERS LP COM UNIT RP LTD
QESP	SPDR INDEX SHS FDS MSCI SPAIN QUA
QGBR	SPDR INDEX SHS FDS MSCI UK QUALMX
QGEN	QIAGEN NV REG SHS
QID	PROSHARES TR ULTSHRT QQQ
QIHU	QIHOO 360 TECHNOLOGY CO LTD ADS
QINC	FIRST TR EXCHANGE TRADED FD VI RBA QUALIN ETF
QIWI	QIWI PLC SPON ADR REP B
QJPN	SPDR INDEX SHS FDS MSCI JAP QUAL
QKLS	QKL STORES INC COM PAR $0.001
QLD	PROSHARES TR PSHS ULTRA QQQ
QLGC	QLOGIC CORP COM
QLIK	QLIK TECHNOLOGIES INC COM
QLTA	ISHARES TR A RATE CP BD ETF
QLTI	QLT INC COM
QLTY	QUALITY DISTR INC FLA COM
QLYS	QUALYS INC COM
QMN	INDEXIQ ETF TR IQ HEDGMKT NUT
QNST	QUINSTREET INC COM
QPAC	QUINPARIO ACQUISITION CORP COM
QPACU	QUINPARIO ACQUISITION CORP UNIT 1 000018
QPACW	QUINPARIO ACQUISITION CORP WT EXP 092718
QQEW	FIRST TR NAS100 EQ WEIGHTED IX SHS
QQQ	POWERSHARES QQQ TRUST UNIT SER 1

QQQC	GLOBAL X FDS NASDQ CHINA TECH
QQQE	DIREXION SHS ETF TR NAS100 EQL WGT
QQQX	NASDAQ PREM INCM & GRW FD INC COM
QQXT	FIRST TR EXCHANGE TRADED FD NASDAQ 100 EX
QRE	QR ENERGY LP UNIT LTD PRTNS
QRHC	QUEST RESOURCE HLDG CORP COM
QRM	QUEST RARE MINERALS LTD COM
QSII	QUALITY SYS INC COM
QTEC	FIRST TR NASDAQ100 TECH INDEX SHS
QTET	QUARTET MERGER CORP COM
QTETR	QUARTET MERGER CORP RT
QTETU	QUARTET MERGER CORP UNIT 1 COM & 1RT
QTM	QUANTUM CORP COM DSSG
QTNT	QUOTIENT LTD SHS
QTNTW	QUOTIENT LTD WT EXP 103015
QTS	QTS RLTY TR INC COM CL A
QTWO	Q2 HLDGS INC COM
QTWW	QUANTUM FUEL SYS TECH WORLDWDE COM PAR $0.02
QUAD	QUAD / GRAPHICS INC COM CL A
QUAL	ISHARES TR MSCI USA QLT FAC
QUIK	QUICKLOGIC CORP COM
QUMU	QUMU CORP COM
QUNR	QUNAR CAYMAN IS LTD SPNS ADR CL B
QURE	UNIQURE NV SHS
QWLD	SPDR INDEX SHS FDS WRLD QUAL MIX
QXUS	MARKET VECTORS ETF TR MSCI INTL QLTY
QYLD	ETF SER TR REC CAP NAS100
R	RYDER SYS INC COM
RAD	RITE AID CORP COM
RADA	RADA ELECTR INDS LTD SHS NEW
RAI	REYNOLDS AMERICAN INC COM
RAIL	FREIGHTCAR AMER INC COM
RALS	PROSHARES TR RAFI LG SHT FD
RALY	RALLY SOFTWARE DEV CORP COM
RAND	RAND CAP CORP COM
RARE	ULTRAGENYX PHARMACEUTICAL INC COM
RAS	RAIT FINANCIAL TRUST COM NEW
RAS-A	RAIT FINANCIAL TRUST PFD A 7.75%
RAS-B	RAIT FINANCIAL TRUST PFD B 8.375%
RAS-C	RAIT FINANCIAL TRUST PFD SBI SER C
RATE	BANKRATE INC DEL COM
RAVI	FLEXSHARES TR READY ACC VARI
RAVN	RAVEN INDS INC COM
RAX	RACKSPACE HOSTING INC COM
RBA	RITCHIE BROS AUCTIONEERS COM
RBC	REGAL BELOIT CORP COM
RBCAA	REPUBLIC BANCORP KY CL A
RBCN	RUBICON TECHNOLOGY INC COM
RBL	SPDR INDEX SHS FDS S&P RUSSIA ETF
RBPAA	ROYAL BANCSHARES PA INC CL A
RBS	ROYAL BK SCOTLAND GROUP PLC SPONS ADR 20 ORD
RBS-E	RBS CAP FDG TR V PFD TR 5.90% GTD
RBS-F	ROYAL BK SCOTLAND GROUP PLC SPON ADR F
RBS-G	RBS CAP FDG TR VII PFD TR 6.08% GTD
RBS-H	ROYAL BK SCOTLAND GROUP PLC SPON ADR SER H
RBS-I	RBS CAP FDG TR VI PFD TR 6.25% GTD
RBS-L	ROYAL BK SCOTLAND GROUP PLC SP ADR L RP PF
RBS-M	ROYAL BK SCOTLAND GROUP PLC SP ADR PREF M

RBS-N	ROYAL BK SCOTLAND GROUP PLC ADR PREF SER N
RBS-P	ROYAL BK SCOTLAND GROUP PLC ADR PFD SER P
RBS-Q	ROYAL BK SCOTLAND GROUP PLC ADR PREF SHS Q
RBS-R	ROYAL BK SCOTLAND GROUP PLC ADR PREF SHS R
RBS-S	ROYAL BK SCOTLAND GROUP PLC SP ADR PREF S
RBS-T	ROYAL BK SCOTLAND GROUP PLC SP ADR PREF T
RBY	RUBICON MINERALS CORP COM
RCAP	RCS CAP CORP COM CL A
RCD	RYDEX ETF TRUST GUG S&P SC500 EQ
RCG	RENN GLOBAL ENTREPENRS COM
RCI	ROGERS COMMUNICATIONS INC CL B
RCII	RENT A CTR INC NEW COM
RCKY	ROCKY BRANDS INC COM
RCL	ROYAL CARIBBEAN CRUISES LTD COM
RCMT	RCM TECHNOLOGIES INC COM NEW
RCON	RECON TECHNOLOGY LTD SHS
RCPI	ROCK CREEK PHARMACEUTICALS INC COM
RCPT	RECEPTOS INC COM
RCS	PIMCO STRATEGIC INCOME FD INC COM
RDA	RDA MICROELECTRONICS INC SPONSORED ADR
RDC	ROWAN COMPANIES PLC SHS CL A
RDCM	RADCOM LTD SHS NEW
RDEN	ELIZABETH ARDEN INC COM
RDF	AB SVENSK EXPORTKREDIT ACC NT RUSSL09
RDHL	REDHILL BIOPHARMA LTD SPONSORED ADS
RDI	READING INTERNATIONAL INC CL A
RDIB	READING INTERNATIONAL INC CL B
RDIV	REVENUESHARES ETF TR ULTRA DIVID FD
RDN	RADIAN GROUP INC COM
RDNT	RADNET INC COM
RDS.A	ROYAL DUTCH SHELL PLC SPONS ADR A
RDS.B	ROYAL DUTCH SHELL PLC SPON ADR B
RDUS	RADIUS HEALTH INC COM NEW
RDVY	FIRST TR EXCHANGE TRADED FD VI FIRST TR NASDAQ
RDWR	RADWARE LTD ORD
RDY	DR REDDYS LABS LTD ADR
RE	EVEREST RE GROUP LTD COM
RECN	RESOURCES CONNECTION INC COM
REDF	REDIFF COM INDIA LTD SPONSORED ADR
REE	RARE ELEMENT RES LTD COM
REED	REEDS INC COM
REFR	RESEARCH FRONTIERS INC COM
REG	REGENCY CTRS CORP COM
REG-F	REGENCY CTRS CORP CUM RED PFD SER
REG-G	REGENCY CTRS CORP 6.0% PFD SER 7
REGI	RENEWABLE ENERGY GROUP INC COM NEW
REGN	REGENERON PHARMACEUTICALS COM
REI	RING ENERGY INC COM
REIS	REIS INC COM
REK	PROSHARES TR SHRT RL EST FD
RELL	RICHARDSON ELECTRS LTD COM
RELV	RELIV INTL INC COM
REM	ISHARES MRG RL ES CP ETF
REMX	MARKET VECTORS ETF TR MINOR METALS
REMY	REMY INTL INC COM
REN	RESOLUTE ENERGY CORP COM
REN+	RESOLUTE ENERGY CORP WT EXP 092514
RENN	RENREN INC SPONSORED ADR

RENT	RENTRAK CORP COM
REPH	RECRO PHARMA INC COM
RES	RPC INC COM
RESI	ALTISOURCE RESIDENTIAL CORP CL B
RESN	RESONANT INC COM
RETL	DIREXION SHS ETF TR RETAIL BULL 3X
REV	REVLON INC CL A NEW
REW	PROSHARES TR PSHS TECHNOLOGY
REX	REX AMERICAN RESOURCES CORP COM
REXI	RESOURCE AMERICA INC CL A
REXR	REXFORD INDL RLTY INC COM
REXX	REX ENERGY CORPORATION COM
REZ	ISHARES RESID RL EST CAP
RF	REGIONS FINL CORP NEW COM
RF-A	REGIONS FINL CORP NEW DEPSHS1/40PF A
RF-B	REGIONS FINL CORP NEW DEP SHS PFD B
RFG	RYDEX ETF TRUST GUG S&P MC400 PG
RFI	COHEN & STEERS TOTAL RETURN FD COM
RFIL	RF INDS LTD COM PAR $0.01
RFMD	RF MICRODEVICES INC COM
RFP	RESOLUTE FST PRODS INC COM
RFT	RAIT FINANCIAL TRUST SR NT 7.625%24
RFV	RYDEX ETF TRUST GUG S&P MC400 PV
RGA	REINSURANCE GROUP AMER INC COM NEW
RGC	REGAL ENTMT GROUP CL A
RGCO	RGC RES INC COM
RGDO	REGADO BIOSCIENCES INC COM
RGDX	RESPONSE GENETICS INC COM
RGEN	REPLIGEN CORP COM
RGI	RYDEX ETF TRUST GUG S&P500 EQ WT
RGLD	ROYAL GOLD INC COM
RGLS	REGULUS THERAPEUTICS INC COM
RGP	REGENCY ENERGY PARTNERS L P COM UNITS L P
RGR	STURM RUGER & CO INC COM
RGRA	ROYAL BK OF SCOTLAND PLC ROGR ENH AGRIC
RGRC	ROYAL BK OF SCOTLAND PLC ROGRS ENH ETNS
RGRE	ROYAL BK OF SCOTLAND PLC ROGR ENH ENERG
RGRI	ROYAL BK OF SCOTLAND PLC ROGR ENH INMET
RGRP	ROYAL BK OF SCOTLAND PLC ROGR ENH PRECI
RGS	REGIS CORP MINN COM
RGSE	REAL GOODS SOLAR INC CL A
RGT	ROYCE GLOBAL VALUE TR INC COM
RH	RESTORATION HARDWARE HLDGS INC COM
RHI	ROBERT HALF INTL INC COM
RHP	RYMAN HOSPITALITY PPTYS INC COM
RHS	RYDEX ETF TRUST GUG S&P500 EWCON
RHT	RED HAT INC COM
RIBT	RICEBRAN TECHNOLOGIES COM NEW
RIBTW	RICEBRAN TECHNOLOGIES WT EXP 121818
RIC	RICHMONT MINES INC COM
RICE	RICE ENERGY INC COM
RICK	RICKS CABARET INTL INC COM NEW
RIF	RMR REAL ESTATE INCOME FUND COM
RIG	TRANSOCEAN LTD REG SHS
RIGL	RIGEL PHARMACEUTICALS INC COM NEW
RIGS	ALPS ETF TR RIVRFRNT STR INC
RINF	PROSHARES TR 30YR TIPS/TSY
RING	ISHARES GLB GLD MINR ETF

RIO	RIO TINTO PLC SPONSORED ADR
RIOM	RIO ALTO MNG LTD NEW COM
RIT	LMP REAL ESTATE INCOME FD INC COM
RITT	RIT TECHNOLOGIES LTD SHS
RITTW	RIT TECHNOLOGIES LTD WT EXP 120118
RIVR	RIVER VY BANCORP COM
RJA	SWEDISH EXPT CR CORP ROG AGRI ETN22
RJD	RAYMOND JAMES FINANCIAL INC SR NT 6.9%42
RJET	REPUBLIC AWYS HLDGS INC COM
RJF	RAYMOND JAMES FINANCIAL INC COM
RJI	SWEDISH EXPT CR CORP ROG TTL ETN 22
RJN	SWEDISH EXPT CR CORP RG ENRGY ETN22
RJZ	SWEDISH EXPT CR CORP RG METAL ETN22
RKH	MARKET VECTORS ETF TR BNK & BROKERAG
RKT	ROCK-TENN CO CL A
RKUS	RUCKUS WIRELESS INC COM
RL	RALPH LAUREN CORP CL A
RLD	REALD INC COM
RLGT	RADIANT LOGISTICS INC COM
RLGT-A	RADIANT LOGISTICS INC 9.75% SER A PFD
RLGY	REALOGY HLDGS CORP COM
RLH	RED LION HOTELS CORP COM
RLH-A	RED LION HOTELS CAPITAL TRUST PFD TR 9.5%
RLI	RLI CORP COM
RLJ	RLJ LODGING TR COM
RLJE	RLJ ENTMT INC COM
RLOC	REACHLOCAL INC COM
RLOG	RAND LOGISTICS INC COM
RLY	SSGA ACTIVE ETF TR MULT ASS RLRTN
RLYP	RELYPSA INC COM
RM	REGIONAL MGMT CORP COM
RMAX	RE MAX HLDGS INC CL A
RMBS	RAMBUS INC DEL COM
RMCF	ROCKY MTN CHOCOLATE FACTORY COM PAR $0.03
RMD	RESMED INC COM
RMGN	RMG NETWORKS HLDG CORP COM
RMT	ROYCE MICRO-CAP TR INC COM
RMTI	ROCKWELL MED INC COM
RNA	PROSENSA HLDG N V SHS USD
RNDY	ROUNDYS INC COM
RNE	MORGAN STANLEY EASTN EUR FD COM
RNET	RIGNET INC COM
RNF	RENTECH NITROGEN PARTNERS L P COM UNIT
RNG	RINGCENTRAL INC CL A
RNN	REXAHN PHARMACEUTICALS INC COM
RNO	RHINO RESOURCE PARTNERS LP COM UNIT REPST
RNP	COHEN & STEERS REIT & PFD INCM COM
RNR	RENAISSANCERE HOLDINGS LTD COM
RNR-C	RENAISSANCERE HOLDINGS LTD PFD C 6.08%
RNR-E	RENAISSANCERE HOLDINGS LTD PREF SHS SER E
RNST	RENASANT CORP COM
RNWK	REALNETWORKS INC COM NEW
ROBO	EXCHANGE TRADED CONCEPTS TR ROBO STX GLB ETF
ROC	ROCKWOOD HLDGS INC COM
ROCK	GIBRALTAR INDS INC COM
ROG	ROGERS CORP COM
ROIA	RADIO ONE INC CL A
ROIAK	RADIO ONE INC CL D NON VTG

ROIC	RETAIL OPPORTUNITY INVTS CORP COM
ROICU	RETAIL OPPORTUNITY INVTS CORP UNIT EX 102314
ROICW	RETAIL OPPORTUNITY INVTS CORP WT EXP 102314
ROIQ	ROI ACQUISITION CORP II COM
ROIQU	ROI ACQUISITION CORP II UNIT 000018
ROIQW	ROI ACQUISITION CORP II WT EXP 091718
ROK	ROCKWELL AUTOMATION INC COM
ROL	ROLLINS INC COM
ROLA	BARCLAYS BK PLC RUSS1000 3X LG
ROLL	RBC BEARINGS INC COM
ROM	PROSHARES TR PSHS ULTRA TECH
ROOF	INDEXIQ ETF TR US RL EST SMCP
ROP	ROPER INDS INC NEW COM
ROSE	ROSETTA RESOURCES INC COM
ROSG	ROSETTA GENOMICS LTD SHS NEW NIS 0.6
ROST	ROSS STORES INC COM
ROVI	ROVI CORP COM
ROX	CASTLE BRANDS INC COM
ROYL	ROYALE ENERGY INC COM NEW
ROYT	PACIFIC COAST OIL TR UNIT BEN INT
RP	REALPAGE INC COM
RPAI	RETAIL PPTYS AMER INC CL A
RPAI-A	RETAIL PPTYS AMER INC PFD SER A 7.00%
RPG	RYDEX ETF TRUST GUG S&P500 PU GR
RPI	ROBERTS REALTY INVS COM
RPM	RPM INTL INC COM
RPRX	REPROS THERAPEUTICS INC COM NEW
RPRXW	REPROS THERAPEUTICS INC WT EXP020816 A
RPRXZ	REPROS THERAPEUTICS INC WT EXP 020816
RPT	RAMCO-GERSHENSON PPTYS TR COM SH BEN INT
RPT-D	RAMCO-GERSHENSON PPTYS TR PERP PFD-D CV
RPTP	RAPTOR PHARMACEUTICAL CORP COM
RPV	RYDEX ETF TRUST GUG S&P500 PU VA
RPX	COLUMBIA ETF TR LCAP GRW EQT ETF
RPXC	RPX CORP COM
RQI	COHEN & STEERS QUALITY RLTY FD COM
RRC	RANGE RES CORP COM
RRD	DONNELLEY R R & SONS CO COM
RRF	WISDOMTREE TR GLB RL RETURN
RRGB	RED ROBIN GOURMET BURGERS INC COM
RRMS	ROSE ROCK MIDSTREAM L P COM U REP LTD
RRST	RRSAT GLOBAL COMM NTWRK LTD SHS
RRTS	ROADRUNNER TRNSN SVCS HLDG INC COM
RS	RELIANCE STEEL & ALUMINUM CO COM
RSCO	SPDR SERIES TRUST SM CAP COMPLETE
RSE	ROUSE PPTYS INC COM
RSG	REPUBLIC SVCS INC COM
RSH	RADIOSHACK CORP COM
RSO	RESOURCE CAP CORP COM
RSO-A	RESOURCE CAP CORP PFD-A
RSO-B	RESOURCE CAP CORP PFD SER B 8.25%
RSO-C	RESOURCE CAP CORP PFD SER C
RSOX	RESACA EXPLOITATION INC COM NEW
RSP	RYDEX ETF TRUST GUG S&P500 EQ WT
RSPP	RSP PERMIAN INC COM
RST	ROSETTA STONE INC COM
RSTI	ROFIN SINAR TECHNOLOGIES INC COM
RSX	MARKET VECTORS ETF TR RUSSIA ETF

RSXJ	MARKET VECTORS ETF TR RUSSIA SMALLCP
RSYS	RADISYS CORP COM
RT	RUBY TUESDAY INC COM
RTEC	RUDOLPH TECHNOLOGIES INC COM
RTGN	RUTHIGEN INC COM
RTH	MARKET VECTORS ETF TR RETAIL ETF
RTI	RTI INTL METALS INC COM
RTIX	RTI SURGICAL INC COM
RTK	RENTECH INC COM
RTL	ISHARES RET RL ES CP ETF
RTLA	BARCLAYS BK PLC RUSS2000 3X LG
RTM	RYDEX ETF TRUST GUG S&P500EQWTMA
RTN	RAYTHEON CO COM NEW
RTR	REVENUESHARES ETF TR ADR FD
RTRX	RETROPHIN INC COM
RUBI	RUBICON PROJ INC COM
RUDR	ALPS ETF TR VELOSH RUSSSEL
RUK	REED ELSEVIER P L C SPONS ADR NEW
RUSHA	RUSH ENTERPRISES INC CL A
RUSHB	RUSH ENTERPRISES INC CL B
RUSL	DIREXION SHS ETF TR DLY RUSSIA BUL
RUSS	DIREXION SHS ETF TR DL RUSSIA BEAR
RUTH	RUTHS HOSPITALITY GROUP INC COM
RVBD	RIVERBED TECHNOLOGY INC COM
RVLT	REVOLUTION LIGHTING TECHNOLOGI COM
RVM	REVETT MNG CO COM NEW
RVNC	REVANCE THERAPEUTICS INC COM
RVNU	DBX ETF TR INFRSTR REV FD
RVP	RETRACTABLE TECHNOLOGIES INC COM
RVSB	RIVERVIEW BANCORP INC COM
RVT	ROYCE VALUE TR INC COM
RWC	RELM WIRELESS CORP COM
RWG	COLUMBIA ETF TR SEL LC GRW ETF
RWJ	REVENUESHARES ETF TR SMALL CAP FD
RWK	REVENUESHARES ETF TR MID CAP FD
RWL	REVENUESHARES ETF TR LARGECAP FD
RWM	PROSHARES TR PSHS SHTRUSS2000
RWO	SPDR INDEX SHS FDS DJ GLB RL ES ETF
RWR	SPDR SERIES TRUST DJ REIT ETF
RWT	REDWOOD TR INC COM
RWV	REVENUESHARES ETF TR NAVELLR A-100
RWW	REVENUESHARES ETF TR S&P500 FINL FD
RWX	SPDR INDEX SHS FDS DJ INTL RL ETF
RWXL	UBS AG LONDON BRH MTH 2X DJ INTL
RXD	PROSHARES TR PSHS HLTH CARE
RXDX	IGNYTA INC COM
RXI	ISHARES GLB CNS DISC ETF
RXII	RXI PHARMACEUTICALS CORP NEW COM NEW
RXL	PROSHARES TR PSHS ULT HLTHCRE
RXN	REXNORD CORP NEW COM
RY	ROYAL BK CDA MONTREAL QUE COM
RYAAY	RYANAIR HLDGS PLC SPONSORED ADR
RYAM#	RAYONIER ADVANCED MATLS INC COM
RYE	RYDEX ETF TRUST GUG S&P500EQWTEN
RYF	RYDEX ETF TRUST GUG S&P500EQWTFI
RYH	RYDEX ETF TRUST GUG S&P500EQWTHC
RYJ	CLAYMORE EXCHANGE TRD FD TR GUG RAYM JAMES S
RYL	RYLAND GROUP INC COM

RYN	RAYONIER INC COM
RYN#	RAYONIER INC EX DISTRIB WI
RYT	RYDEX ETF TRUST GUG S&P500EQWTTE
RYU	RYDEX ETF TRUST GUG S&P500EQWTUT
RZA	REINSURANCE GROUP AMER INC SUB DEB 42
RZG	RYDEX ETF TRUST GUG S&P SC600 PG
RZV	RYDEX ETF TRUST GUG S&P SC600 PV
S	SPRINT CORP COM SER 1
SA	SEABRIDGE GOLD INC COM
SAA	PROSHARES TR PSHS ULT SCAP600
SAAS	INCONTACT INC COM
SABR	SABRE CORP COM
SAEX	SAEXPLORATION HLDGS INC COM
SAFM	SANDERSON FARMS INC COM
SAFT	SAFETY INS GROUP INC COM
SAGG	DIREXION SHS ETF TR TL BD MKT BEAR
SAH	SONIC AUTOMOTIVE INC CL A
SAIA	SAIA INC COM
SAIC	SCIENCE APPLICATNS INTL CP NEW COM
SAL	SALISBURY BANCORP INC COM
SALE	RETAILMENOT INC COM SER 1
SALM	SALEM COMMUNICATIONS CORP DEL CL A
SALT	SCORPIO BULKERS INC SHS
SAM	BOSTON BEER INC CL A
SAMG	SILVERCREST ASSET MGMT GROUP I CL A
SAN	BANCO SANTANDER SA ADR
SAN-A	SANTANDER FIN PFD S A UNIPERSN PFD SER 4 6.8%
SAN-B	SANTANDER FIN PFD S A UNIPERSN GTD PFD SECS 6
SAN-C	SANTANDER FIN PFD S A UNIPERSN PFD 6.5% SER 5
SAN-E	SANTANDER FINANCE PREF SA UNI PFD10.5% SER10
SAN-F	SANTANDER FIN PFD S A UNIPERSN GTD PFD FX FLTG
SAN-I	SANTANDER FIN PFD S A UNIPERSN PFD I 6.41%
SAND	SANDSTORM GOLD LTD COM NEW
SANM	SANMINA CORPORATION COM
SANW	S&W SEED CO COM
SANWZ	S&W SEED CO WT EXP 050315
SAP	SAP AG SPON ADR
SAPE	SAPIENT CORP COM
SAQ	SARATOGA INVT CORP SR NT 7.5%20
SAR	SARATOGA INVT CORP COM NEW
SARA	SARATOGA RES INC TEX COM
SASR	SANDY SPRING BANCORP INC COM
SATS	ECHOSTAR CORP CL A
SAVE	SPIRIT AIRLS INC COM
SB	SAFE BULKERS INC COM
SB-B	SAFE BULKERS INC CUM RED PFD B 8%
SB-C	SAFE BULKERS INC RED PERP PFD C%
SBAC	SBA COMMUNICATIONS CORP COM
SBB	PROSHARES TR SHRT SMALLCAP60
SBBX	SUSSEX BANCORP COM
SBCF	SEACOAST BKG CORP FLA COM NEW
SBFG	SB FINL GROUP INC COM
SBGI	SINCLAIR BROADCAST GROUP INC CL A
SBGL	SIBANYE GOLD LTD SPONSORED ADR
SBH	SALLY BEAUTY HLDGS INC COM
SBI	WESTERN ASSET INTM MUNI FD INC COM
SBLK	STAR BULK CARRIERS CORP SHS NEW
SBM	PROSHARES TR SHT BASIC MAT

SBNA	SCORPIO TANKERS INC 6.75 SR NOTE20
SBND	DEUTSCHE BK AG LONDON BRH DB 3X SHRT UST
SBNY	SIGNATURE BK NEW YORK N Y COM
SBNYW	SIGNATURE BK NEW YORK N Y WT PUR COM STK
SBR	SABINE ROYALTY TR UNIT BEN INT
SBRA	SABRA HEALTH CARE REIT INC COM
SBRAP	SABRA HEALTH CARE REIT INC PFD SER A 7.125%
SBS	COMPANHIA DE SANEAMENTO BASICO SPONSORED ADR
SBSA	SPANISH BROADCASTING SYS INC CL A NEW
SBSI	SOUTHSIDE BANCSHARES INC COM
SBUX	STARBUCKS CORP COM
SBV	BARCLAYS BK PLC IPTH S&P GSCI
SBW	WESTERN ASSET WORLDWIDE INCOME COM
SBY	SILVER BAY RLTY TR CORP COM
SC	SANTANDER CONSUMER USA HDG INC COM
SCAI	SURGICAL CARE AFFILIATES INC COM
SCBT	FIRST FINL HLDGS INC NEW COM
SCC	PROSHARES TR PSHS ULCONSM NEW
SCCO	SOUTHERN COPPER CORP COM
SCD	LMP CAP & INCOME FD INC COM
SCE-B	SOUTHERN CALIF EDISON CO PFD 4.08%
SCE-C	SOUTHERN CALIF EDISON CO PFD 4.24%
SCE-D	SOUTHERN CALIF EDISON CO PFD 4.32%
SCE-E	SOUTHERN CALIF EDISON CO PFD 4.78%
SCE-F	SCE TR I TR PREF SECS
SCE-G	SCE TR II TR PFD SECS 5.1%
SCE-H	SCE TR III FXD/FLT RT PFD
SCG	SCANA CORP NEW COM
SCHA	SCHWAB STRATEGIC TR US SML CAP ETF
SCHB	SCHWAB STRATEGIC TR US BRD MKT ETF
SCHC	SCHWAB STRATEGIC TR INTL SCEQT ETF
SCHD	SCHWAB STRATEGIC TR US DIVIDEND EQ
SCHE	SCHWAB STRATEGIC TR EMRG MKTEQ ETF
SCHF	SCHWAB STRATEGIC TR INTL EQTY ETF
SCHG	SCHWAB STRATEGIC TR US LCAP GR ETF
SCHH	SCHWAB STRATEGIC TR US REIT ETF
SCHL	SCHOLASTIC CORP COM
SCHM	SCHWAB STRATEGIC TR US MID-CAP ETF
SCHN	SCHNITZER STL INDS CL A
SCHO	SCHWAB STRATEGIC TR SHT TM US TRES
SCHP	SCHWAB STRATEGIC TR US TIPS ETF
SCHR	SCHWAB STRATEGIC TR INTRM TRM TRES
SCHV	SCHWAB STRATEGIC TR US LCAP VA ETF
SCHW	SCHWAB CHARLES CORP NEW COM
SCHW-B	SCHWAB CHARLES CORP NEW DSHS 1/40 PF B
SCHX	SCHWAB STRATEGIC TR US LRG CAP ETF
SCHZ	SCHWAB STRATEGIC TR US AGGREGATE B
SCI	SERVICE CORP INTL COM
SCIF	MARKET VECTORS ETF TR INDIA SMALL CP
SCIN	EGA EMERGING GLOBAL SHS TR EGS INDIA SC ETF
SCJ	ISHARES MSCI JAPN SMCETF
SCL	STEPAN CO COM
SCLN	SCICLONE PHARMACEUTICALS INC COM
SCM	STELLUS CAP INVT CORP COM
SCMP	SUCAMPO PHARMACEUTICALS INC CL A
SCO	PROSHARES TR II ULTSH DJ UBS CRU
SCOK	SINOCOKING COAL & COKE CH INDS COM
SCON	SUPERCONDUCTOR TECHNOLOGIES COM PAR $0.001

SCOR	COMSCORE INC COM
SCPB	SPDR SERIES TRUST BARC SHT TR CP
SCQ	STELLUS CAP INVT CORP NT 6.5%043019
SCS	STEELCASE INC CL A
SCSC	SCANSOURCE INC COM
SCSS	SELECT COMFORT CORP COM
SCTY	SOLARCITY CORP COM
SCU	SCANA CORP NEW JR SB NT7.7%65
SCVL	SHOE CARNIVAL INC COM
SCX	STARRETT L S CO CL A
SCYX	SCYNEXIS INC COM
SCZ	ISHARES EAFE SML CP ETF
SD	SANDRIDGE ENERGY INC COM
SDA	BANK AMER CORP MITTS DOW 15
SDD	PROSHARES TR ULTSHT SMLCP600
SDIV	GLOBAL X FDS GLB X SUPERDIV
SDK	PROSHARES TR PSHS ULSHT MC GR
SDLP	SEADRILL PARTNERS LLC COMUNIT REP LB
SDOG	ALPS ETF TR SECTR DIV DOGS
SDOW	PROSHARES TR ULTRA SH DOW30
SDP	PROSHARES TR ULSHRT UTILS FD
SDPI	SUPERIOR DRILLING PRODS INC COM
SDR	SANDRIDGE MISSISSIPPIAN TR II SH BEN INT
SDRL	SEADRILL LIMITED SHS
SDS	PROSHARES TR PSHS ULSHT SP500
SDT	SANDRIDGE MISSISSIPPIAN TR I UNIT BEN INT
SDY	SPDR SERIES TRUST S&P DIVID ETF
SDYL	UBS AG LONDON BRH ETRACS 2XLVS&P
SE	SPECTRA ENERGY CORP COM
SEA	CLAYMORE EXCHANGE TRD FD TR 2 GUGG SHIPPNG ETF
SEAC	SEACHANGE INTL INC COM
SEAS	SEAWORLD ENTMT INC COM
SEB	SEABOARD CORP COM
SEE	SEALED AIR CORP NEW COM
SEED	ORIGIN AGRITECH LIMITED SHS
SEF	PROSHARES TR PSHS SHTFINL ETF
SEIC	SEI INVESTMENTS CO COM
SEM	SELECT MED HLDGS CORP COM
SEMF	EGA EMERGING GLOBAL SHS TR TCW SHT INV BD
SEMG	SEMGROUP CORP CL A
SEMG+	SEMGROUP CORP WT EXP 113014
SEMI	SUNEDISON SEMICONDUCTOR LTD SHS
SENEA	SENECA FOODS CORP NEW CL A
SENEB	SENECA FOODS CORP NEW CL B
SEP	SPECTRA ENERGY PARTNERS LP COM
SEV	SEVCON INC COM
SF	STIFEL FINL CORP COM
SFB	STIFEL FINL CORP SR NT 6.7%22
SFBC	SOUND FINL BANCORP INC COM
SFBS	SERVISFIRST BANCSHARES INC COM
SFE	SAFEGUARD SCIENTIFICS INC COM NEW
SFG	STANCORP FINL GROUP INC COM
SFK	PROSHARES TR PSHS UL1000NEW
SFL	SHIP FINANCE INTERNATIONAL LTD SHS
SFLA	BARCLAYS BK PLC S&P 500 3X LNG
SFLY	SHUTTERFLY INC COM
SFM	SPROUTS FMRS MKT INC COM
SFN	STIFEL FINL CORP SR NT 22

SFNC	SIMMONS 1ST NATL CORP CL A $1 PAR
SFST	SOUTHERN FIRST BANCSHARES INC COM
SFUN	SOUFUN HLDGS LTD ADR
SFXE	SFX ENTMT INC COM
SFY	SWIFT ENERGY CO COM
SGA	SAGA COMMUNICATIONS INC CL A NEW
SGAR	BARCLAYS BK PLC IPTH SUGAR ETN
SGB	SOUTHWEST GA FINL CORP COM
SGBK	STONEGATE BK FT LAUDERDALE FLA COM
SGC	SUPERIOR UNIFORM GP INC COM
SGEN	SEATTLE GENETICS INC COM
SGF	ABERDEEN SINGAPORE FD INC COM
SGG	BARCLAYS BANK PLC ETN DJUBS SGAR38
SGI	SILICON GRAPHICS INTL CORP COM
SGK	SCHAWK INC CL A
SGL	STRATEGIC GLOBAL INCOME FD COM
SGM	STONEGATE MTG CORP COM
SGMA	SIGMATRON INTL INC COM
SGMO	SANGAMO BIOSCIENCES INC COM
SGMS	SCIENTIFIC GAMES CORP CL A
SGNL	SIGNAL GENETICS INC COM
SGNT	SAGENT PHARMACEUTICALS INC COM
SGOC	SGOCO GROUP LTD SHS
SGOL	ETFS GOLD TR SHS
SGRP	SPAR GROUP INC COM
SGU	STAR GAS PARTNERS L P UNIT LTD PARTNR
SGY	STONE ENERGY CORP COM
SGYP	SYNERGY PHARMACEUTICALS DEL COM NEW
SGYPU	SYNERGY PHARMACEUTICALS DEL UNIT 2C1W 120616
SGYPW	SYNERGY PHARMACEUTICALS DEL WT EXP 120616
SGZA	SELECTIVE INS GROUP INC SR NT 43
SH	PROSHARES TR PSHS SHRT S&P500
SHBI	SHORE BANCSHARES INC COM
SHEN	SHENANDOAH TELECOMMUNICATIONS COM
SHG	SHINHAN FINANCIAL GROUP CO LTD SPN ADR RESTRD
SHI	SINOPEC SHANGHAI PETROCHEMICAL SPON ADR H
SHIP	SEANERGY MARITIME HLDGS CORP SHS
SHLD	SEARS HLDGS CORP COM
SHLM	SCHULMAN A INC COM
SHLO	SHILOH INDS INC COM
SHM	SPDR SERIES TRUST NUVN BR SHT MUNI
SHN	BANK AMER CORP MITTS DOW 15
SHO	SUNSTONE HOTEL INVS INC NEW COM
SHO-D	SUNSTONE HOTEL INVS INC NEW CV 8% CUM PFD-D
SHOO	MADDEN STEVEN LTD COM
SHOR	SHORETEL INC COM
SHOS	SEARS HOMETOWN & OUTLET STORES COM
SHPG	SHIRE PLC SPONSORED ADR
SHV	ISHARES SHRT TRS BD ETF
SHW	SHERWIN WILLIAMS CO COM
SHY	ISHARES 1-3 YR-TR BD ETF
SHYD	MARKET VECTORS ETF TR SHT HG MUN ETF
SHYG	ISHARES TR 0-5YR HI YL CP
SIAL	SIGMA ALDRICH CORP COM
SIBC	STATE INVS BANCORP INC COM
SID	COMPANHIA SIDERURGICA NACIONAL SPONSORED ADR
SIEB	SIEBERT FINL CORP COM
SIF	SIFCO INDS INC COM

SIFI	SI FINL GROUP INC MD COM
SIFY	SIFY TECHNOLOGIES LIMITED SPONSORED ADR
SIG	SIGNET JEWELERS LIMITED SHS
SIGA	SIGA TECHNOLOGIES INC COM
SIGI	SELECTIVE INS GROUP INC COM
SIGM	SIGMA DESIGNS INC COM
SIJ	PROSHARES TR ULTRASHORT INDL
SIL	GLOBAL X FDS SILVER MNR ETF
SILC	SILICOM LTD ORD
SILJ	FACTORSHARES TR ISE SILV SMLMI
SIM	GRUPO SIMEC S A B DE C V ADR
SIMG	SILICON IMAGE INC COM
SIMO	SILICON MOTION TECHNOLOGY CORP SPONSORED ADR
SINA	SINA CORP ORD
SINF	PROSHARES TR ULTPRO SH 10YR
SINO	SINO GLOBAL SHIPPING AMER LTD COM
SIPE	SPDR SER TR BARCLAYS 0-5YR
SIR	SELECT INCOME REIT COM SH BEN INT
SIRI	SIRIUS XM HLDGS INC COM
SIRO	SIRONA DENTAL SYSTEMS INC COM
SIVB	SVB FINL GROUP COM
SIVBO	SVB CAP II PFD TR GTD 7%
SIVR	ETFS SILVER TR SILVER SHS
SIX	SIX FLAGS ENTMT CORP NEW COM
SIZ	FQF TR QUANTSHARE SIZ
SIZE	ISHARES TR MSCI USASZEFCT
SJB	PROSHARES TR SHRT HGH YIELD
SJF	PROSHARES TR UL RUS1000VA NEW
SJH	PROSHARES TR ULSH RUSS2000 VL
SJI	SOUTH JERSEY INDS INC COM
SJL	PROSHARES TR PSHS ULSHT MC VA
SJM	SMUCKER J M CO COM NEW
SJNK	SPDR SER TR SHT TRM HGH YLD
SJR	SHAW COMMUNICATIONS INC CL B CONV
SJT	SAN JUAN BASIN RTY TR UNIT BEN INT
SJW	SJW CORP COM
SKBI	SKYSTAR BIO-PHARMA CO COM PAR $.001
SKF	PROSHARES TR PSHS ULTSHT FINL
SKH	SKILLED HEALTHCARE GROUP INC CL A
SKK	PROSHARES TR ULTSHT RUSS GWTH
SKM	SK TELECOM LTD SPONSORED ADR
SKT	TANGER FACTORY OUTLET CTRS INC COM
SKUL	SKULLCANDY INC COM
SKX	SKECHERS U S A INC CL A
SKY	SKYLINE CORP COM
SKYW	SKYWEST INC COM
SKYY	FIRST TR EXCHANGE TRADED FD II ISE CLOUD COMP
SLA	AMERICAN SELECT PORTFOLIO INC COM
SLAB	SILICON LABORATORIES INC COM
SLB	SCHLUMBERGER LTD COM
SLCA	U S SILICA HLDGS INC COM
SLF	SUN LIFE FINL INC COM
SLG	SL GREEN RLTY CORP COM
SLG-I	SL GREEN RLTY CORP PFD SER I
SLGN	SILGAN HOLDINGS INC COM
SLH	SOLERA HOLDINGS INC COM
SLI	S L INDS INC COM
SLM	SLM CORP COM

SLMAP	SLM CORP PFD A 6.97%
SLMBP	SLM CORP PFD SER B
SLP	SIMULATIONS PLUS INC COM
SLQD	ISHARES TR 0-5YR INVT GR CP
SLRA	SOLAR CAP LTD SR NT 42
SLRC	SOLAR CAP LTD COM
SLTC	SELECTICA INC COM NEW
SLV	ISHARES SILVER TRUST ISHARES
SLVO	CREDIT SUISSE NASSAU BRH SLVRFLO ETN LK
SLVP	ISHARES GLB SILV MIN ETF
SLW	SILVER WHEATON CORP COM
SLX	MARKET VECTORS ETF TR MV STEEL INDEX
SLXP	SALIX PHARMACEUTICALS INC COM
SLY	SPDR SERIES TRUST S&P 600 SML CAP
SLYG	SPDR SERIES TRUST S&P 600 SMCP GRW
SLYV	SPDR SERIES TRUST S&P 600 SMCP VAL
SM	SM ENERGY CO COM
SMA	SYMMETRY MED INC COM
SMB	MARKET VECTORS ETF TR MKTVEC SMUNETF
SMBC	SOUTHERN MO BANCORP INC COM
SMCI	SUPER MICRO COMPUTER INC COM
SMDD	PROSHARES TR ULTPRO SHT MDCP
SMED	SHARPS COMPLIANCE CORP COM
SMEZ	SPDR INDEX SHS FDS EUR STOXX SMCP
SMF	SALIENT MLP & ENERGY INFRSTRCT COM SH BEN INT
SMFG	SUMITOMO MITSUI FINL GROUP INC SPONSORED ADR
SMG	SCOTTS MIRACLE GRO CO CL A
SMH	MARKET VECTORS ETF TR SEMICONDUCTOR
SMI	SEMICONDUCTOR MFG INTL CORP SPONSORED ADR
SMIT	SCHMITT INDS INC ORE COM NEW
SMK	PROSHARES TR ULT MSCIMEX CAPP
SMLP	SUMMIT MIDSTREAM PARTNERS LP COM UNIT LTD
SMLR	SEMLER SCIENTIFIC INC COM
SMLV	SPDR SER TR RUSS2000 LOVOL
SMM	SALIENT MIDSTREAM & MLP FD SH BEN INT
SMMF	SUMMIT FINANCIAL GROUP INC COM
SMMU	PIMCO ETF TR SHTRM MUN BOND
SMN	PROSHARES TR BASIC MAT NEW
SMP	STANDARD MTR PRODS INC COM
SMPL	SIMPLICITY BANCORP COM
SMRT	STEIN MART INC COM
SMSI	SMITH MICRO SOFTWARE INC COM
SMT	SMART TECHNOLOGIES INC CL A SUB VTG S
SMTC	SEMTECH CORP COM
SMTP	SMTP INC COM NEW
SMTX	SMTC CORP COM NEW
SMU	BANK AMER CORP MITTS S&P50015
SN	SANCHEZ ENERGY CORP COM
SNA	SNAP ON INC COM
SNAK	INVENTURE FOODS INC COM
SNBC	SUN BANCORP INC COM
SNCR	SYNCHRONOSS TECHNOLOGIES INC COM
SNDK	SANDISK CORP COM
SNE	SONY CORP ADR NEW
SNFCA	SECURITY NATL FINL CORP CL A NEW
SNH	SENIOR HSG PPTYS TR SH BEN INT
SNHN	SENIOR HSG PPTYS TR NT 42
SNHY	SUN HYDRAULICS CORP COM

SNI	SCRIPPS NETWORKS INTERACT INC CL A COM
SNLN	HIGHLAND FDS I HI LD IBOXX SRLN
SNMX	SENOMYX INC COM
SNN	SMITH & NEPHEW PLC SPDN ADR NEW
SNOW	INTRAWEST RESORTS HLDGS INC COM
SNP	CHINA PETE & CHEM CORP SPON ADR H SHS
SNPS	SYNOPSYS INC COM
SNSS	SUNESIS PHARMACEUTICALS INC COM NEW
SNTA	SYNTA PHARMACEUTICALS CORP COM
SNV	SYNOVUS FINL CORP COM NEW
SNV-C	SYNOVUS FINL CORP PRP PFD SER C FX
SNX	SYNNEX CORP COM
SNY	SANOFI SPONSORED ADR
SO	SOUTHERN CO COM
SOCB	SOUTHCOAST FINANCIAL CORP COM
SOCL	GLOBAL X FDS SOCIAL MED ETF
SODA	SODASTREAM INTERNATIONAL LTD USD SHS
SOFO	SONIC FDRY INC COM NEW
SOHO	SOTHERLY HOTELS INC COM
SOHOL	SOTHERLY HOTELS LP SR NT 8% 2018
SOHU	SOHU COM INC COM
SOIL	GLOBAL X FDS GLB X FERTIL
SOL	RENESOLA LTD SPONS ADS
SON	SONOCO PRODS CO COM
SONA	SOUTHERN NATL BANCORP OF VA IN COM
SONC	SONIC CORP COM
SONS	SONUS NETWORKS INC COM
SOQ	SONDE RES CORP COM NEW
SOR	SOURCE CAP INC COM
SORL	SORL AUTO PTS INC COM
SOV-C	SANTANDER HLDGS USA INC DEP 1/1000 PFD C
SOXL	DIREXION SHS ETF TR DLY SCOND 3XBU
SOXS	DIREXION SHS ETF TR DLY SEMICONDUCT
SOXX	ISHARES PHLX SEMICND ETF
SOYB	TEUCRIUM COMMODITY TR SOYBEAN FD
SP	SP PLUS CORP COM
SPA	SPARTON CORP COM
SPAN	SPAN AMER MED SYS INC COM
SPAR	SPARTAN MTRS INC COM
SPB	SPECTRUM BRANDS HLDGS INC COM
SPBC	SP BANCORP INC COM
SPCB	SUPERCOM LTD NEW SHS NEW
SPCHA	SPORT CHALET INC CL A
SPCHB	SPORT CHALET INC CL B
SPDC	SPEED COMM INC COM
SPE	SPECIAL OPPORTUNITIES FD INC COM
SPEX	SPHERIX INC COM PAR $0.01
SPF	STANDARD PAC CORP NEW COM
SPFF	GLOBAL X FDS GLBX SUPRINC ETF
SPG	SIMON PPTY GROUP INC NEW COM
SPG-J	SIMON PPTY GROUP INC NEW PFD J 8.375%
SPGH	UBS AG JERSEY BRH S&P500 GLD ETN
SPH	SUBURBAN PROPANE PARTNERS L P UNIT LTD PARTN
SPHB	POWERSHARES ETF TR II S&P500 HGH BET
SPHD	POWERSHARES ETF TR II PWRSH S&P500HI
SPHQ	POWERSHARES ETF TRUST S&P 500 HGH QLTY
SPHS	SOPHIRIS BIO INC COM NEW
SPIL	SILICONWARE PRECISION INDS LTD SPONSD ADR SPL

SPLK	SPLUNK INC COM
SPLP	STEEL PARTNERS HLDGS L P LTD PRTRSHIP U
SPLS	STAPLES INC COM
SPLV	POWERSHARES ETF TR II S&P500 LOW VOL
SPLX	UBS AG LONDON BRH ETRACS 2XLEV
SPN	SUPERIOR ENERGY SVCS INC COM
SPNC	SPECTRANETICS CORP COM
SPNS	SAPIENS INTL CORP N V SHS NEW
SPPI	SPECTRUM PHARMACEUTICALS INC COM
SPPP	SPROTT PHYSICAL PLAT PALLAD TS UNIT
SPPR	SUPERTEL HOSPITALITY INC MD COM NEW
SPPRO	SUPERTEL HOSPITALITY INC MD PFD SER B CUM
SPPRP	SUPERTEL HOSPITALITY INC MD PFD CONV SER A
SPR	SPIRIT AEROSYSTEMS HLDGS INC COM CL A
SPRO	SMARTPROS LTD COM
SPRT	SUPPORT COM INC COM
SPSC	SPS COMM INC COM
SPTN	SPARTANNASH CO COM
SPU	SKYPEOPLE FRUIT JUICE INC COM NEW
SPUU	DIREXION SHS ETF TR DLY S&P500 2XS
SPW	SPX CORP COM
SPWH	SPORTSMANS WHSE HLDGS INC COM
SPWR	SUNPOWER CORP COM
SPXH	ALPS ETF TR VELOSH VOLA HDGD
SPXL	DIREXION SHS ETF TR DRX S&P500BULL
SPXS	DIREXION SHS ETF TR DLY S&P 500 BEAR
SPXU	PROSHARES TR ULTRAPRO SHORT S
SPY	SPDR S&P 500 ETF TR TR UNIT
SPYG	SPDR SERIES TRUST S&P 500 GROWTH
SPYV	SPDR SERIES TRUST S&P 500 VALUE
SQBG	SEQUENTIAL BRANDS GROUP INC COM NEW
SQBK	SQUARE 1 FINL INC CL A
SQI	SCIQUEST INC NEW COM
SQM	SOCIEDAD QUIMICA MINERA DE CHI SPON ADR SER B
SQNM	SEQUENOM INC COM NEW
SQNS	SEQUANS COMMUNICATIONS S A SPONSORED ADS
SQQQ	PROSHARES TR ULTRAPRO SH NW14
SR	STANDARD REGISTER CO COM
SRC	SPIRIT RLTY CAP INC NEW COM
SRCE	1ST SOURCE CORP COM
SRCL	STERICYCLE INC COM
SRDX	SURMODICS INC COM
SRE	SEMPRA ENERGY COM
SREV	SERVICESOURCE INTL LLC COM
SRF	CUSHING RTY & INCOME FD COM SH BEN INT
SRI	STONERIDGE INC COM
SRLN	SSGA ACTIVE ETF TR BLKSTN GSOSRLN
SRLP	SPRAGUE RES LP COM UNIT REP LTD
SRNE	SORRENTO THERAPEUTICS INC COM NEW
SRPT	SAREPTA THERAPEUTICS INC COM
SRS	PROSHARES TR REAL EST NEW 11
SRT	STARTEK INC COM
SRTY	PROSHARES TR ULTPRO SHT RUSS
SRV	CUSHING MLP TOTAL RETURN FD COM SHS
SSBI	SUMMIT ST BK SANTA ROSA CALIF COM
SSD	SIMPSON MANUFACTURING CO INC COM
SSE#	SEVENTY SEVEN ENERGY INC COM
SSFN	STEWARDSHIP FINL CORP COM

SSG	PROSHARES TR PSHS SEMICONDUCT
SSH	SUNSHINE HEART INC COM
SSI	STAGE STORES INC COM NEW
SSL	SASOL LTD SPONSORED ADR
SSLT	SESA STERLITE LTD SPONSORED ADR
SSN	SAMSON OIL & GAS LTD SPON ADR
SSNC	SS&C TECHNOLOGIES HLDGS INC COM
SSNI	SILVER SPRING NETWORKS INC COM
SSO	PROSHARES TR PSHS ULT S&P 500
SSP	SCRIPPS E W CO OHIO CL A NEW
SSRI	SILVER STD RES INC COM
SSS	SOVRAN SELF STORAGE INC COM
SST	SPDR SER TR SHRT TRSRY ETF
SSTK	SHUTTERSTOCK INC COM
SSW	SEASPAN CORP SHS
SSW-C	SEASPAN CORP PERP PFD-C9.5%
SSW-D	SEASPAN CORP PERP PFD-D
SSW-E	SEASPAN CORP CUM RD PRP PFD E
SSWN	SEASPAN CORP NT 6.375%19
SSY	SUNLINK HEALTH SYSTEMS INC COM
SSYS	STRATASYS LTD SHS
ST	SENSATA TECHNOLOGIES HLDG NV SHS
STAA	STAAR SURGICAL CO COM PAR $0.01
STAG	STAG INDL INC COM
STAG-A	STAG INDL INC 9% CUM REDEEMABL
STAG-B	STAG INDL INC CUM PFD SER B
STAR	ISTAR FINL INC COM
STAR-D	ISTAR FINL INC PFD SER D
STAR-E	ISTAR FINL INC PFD E 7.875%
STAR-F	ISTAR FINL INC PFD SER F 7.8%
STAR-G	ISTAR FINL INC PFD G 7.65%
STAR-I	ISTAR FINL INC PFD SER I
STAY	EXTENDED STAY AMER INC SHS 1 COM 1 CL B
STB	STUDENT TRANSN INC COM
STBA	S & T BANCORP INC COM
STBZ	STATE BK FINL CORP COM
STC	STEWART INFORMATION SVCS CORP COM
STCK	STOCK BLDG SUPPLY HLDGS INC COM
STE	STERIS CORP COM
STEM	STEMCELLS INC COM NEW
STFC	STATE AUTO FINL CORP COM
STI	SUNTRUST BKS INC COM
STI+A	SUNTRUST BKS INC WT EXP 123118
STI+B	SUNTRUST BKS INC WT EXP 111418
STI-A	SUNTRUST BKS INC PFD 1/4000 A
STI-E	SUNTRUST BKS INC DEPSHS REP PFD E
STIP	ISHARES TR 0-5 YR TIPS ETF
STJ	ST JUDE MED INC COM
STK	COLUMBIA SELIGM PREM TECH GRW COM
STKL	SUNOPTA INC COM
STL	STERLING BANCORP DEL COM
STLD	STEEL DYNAMICS INC COM
STLY	STANLEY FURNITURE CO INC COM NEW
STM	STMICROELECTRONICS N V NY REGISTRY
STML	STEMLINE THERAPEUTICS INC COM
STMP	STAMPS COM INC COM NEW
STN	STANTEC INC COM
STNG	SCORPIO TANKERS INC SHS

STNR	STEINER LEISURE LTD ORD
STO	STATOIL ASA SPONSORED ADR
STON	STONEMOR PARTNERS L P COM UNITS
STPP	BARCLAYS BK PLC US TRES STEEP
STPZ	PIMCO ETF TR 1-5 US TIP IDX
STR	QUESTAR CORP COM
STRA	STRAYER ED INC COM
STRI	STR HLDGS INC COM
STRL	STERLING CONSTRUCTION CO INC COM
STRM	STREAMLINE HEALTH SOLUTIONS COM
STRN	SUTRON CORP COM
STRP	STRAIGHT PATH COMMUNICATNS INC CL B
STRS	STRATUS PPTYS INC COM NEW
STRT	STRATTEC SEC CORP COM
STRZA	STARZ COM SER A
STRZB	STARZ COM SER B
STS	SUPREME INDS INC CL A
STT	STATE STR CORP COM
STT-C	STATE STR CORP DEP SHS REPSTG 1
STT-D	STATE STR CORP DEP SHS 1/4000 D
STV	CHINA DIGITAL TV HLDG CO LTD SPONSORED ADR
STWD	STARWOOD PPTY TR INC COM
STX	SEAGATE TECHNOLOGY PLC SHS
STXS	STEREOTAXIS INC COM NEW
STZ	CONSTELLATION BRANDS INC CL A
STZ.B	CONSTELLATION BRANDS INC CL B
SU	SUNCOR ENERGY INC NEW COM
SUB	ISHARES SHT NTLAMTFR ETF
SUBD	DBX ETF TR INVT GRD SB FD
SUBK	SUFFOLK BANCORP COM
SUI	SUN CMNTYS INC COM
SUI-A	SUN CMNTYS INC PFD SER A
SUMR	SUMMER INFANT INC COM
SUNE	SUNEDISON INC COM
SUNS	SOLAR SR CAP LTD COM
SUP	SUPERIOR INDS INTL INC COM
SUPN	SUPERNUS PHARMACEUTICALS INC COM
SURG	SYNERGETICS USA INC COM
SUSP	SUSSER PETE PARTNERS LP COM U REP LP
SUSQ	SUSQUEHANNA BANCSHARES INC PA COM
SUSS	SUSSER HLDGS CORP COM
SUTR	SUTOR TECH GROUP LTD COM
SVA	SINOVAC BIOTECH LTD SHS
SVBI	SEVERN BANCORP ANNAPOLIS MD COM
SVBL	SILVER BULL RES INC COM
SVLC	SILVERCREST MINES INC COM
SVM	SILVERCORP METALS INC COM
SVT	SERVOTRONICS INC COM
SVU	SUPERVALU INC COM
SVVC	FIRSTHAND TECH VALUE FD INC COM
SVXY	PROSHARES TR II SHT VIX ST TRM
SWAY	STARWOOD WAYPOINT RESIDENTL TR COM SHS
SWC	STILLWATER MNG CO COM
SWFT	SWIFT TRANSN CO CL A
SWH	STANLEY BLACK & DECKER INC CORP UNIT 2013
SWHC	SMITH & WESSON HLDG CORP COM
SWI	SOLARWINDS INC COM
SWIR	SIERRA WIRELESS INC COM

SWJ	STANLEY BLACK & DECKER INC JR SUB DEB 52
SWK	STANLEY BLACK & DECKER INC COM
SWKS	SKYWORKS SOLUTIONS INC COM
SWM	SCHWEITZER-MAUDUIT INTL INC COM
SWN	SOUTHWESTERN ENERGY CO COM
SWS	SWS GROUP INC COM
SWSH	SWISHER HYGIENE INC COM NEW
SWU	STANLEY BLACK & DECKER INC CORP UNIT
SWX	SOUTHWEST GAS CORP COM
SWY	SAFEWAY INC COM NEW
SWZ	SWISS HELVETIA FD INC COM
SXC	SUNCOKE ENERGY INC COM
SXCP	SUNCOKE ENERGY PARTNERS L P COMUNIT REP LT
SXE	SOUTHCROSS ENERGY PARTNERS L P COM UNIT LTDPT
SXI	STANDEX INTL CORP COM
SXL	SUNOCO LOGISTICS PRTNRS L P COM UNITS
SXT	SENSIENT TECHNOLOGIES CORP COM
SYA	SYMETRA FINL CORP COM
SYBT	STOCK YDS BANCORP INC COM
SYE	SSGA ACTIVE ETF TR MFS SYS COR EQ
SYG	SSGA ACTIVE ETF TR MFS SYS GWT EQ
SYK	STRYKER CORP COM
SYKE	SYKES ENTERPRISES INC COM
SYLD	CAMBRIA ETF TR SHSHLD YIELD ETF
SYMC	SYMANTEC CORP COM
SYMX	SYNTHESIS ENERGY SYS INC COM
SYN	SYNTHETIC BIOLOGICS INC COM
SYNA	SYNAPTICS INC COM
SYNC	SYNACOR INC COM
SYNL	SYNALLOY CP DEL COM
SYNT	SYNTEL INC COM
SYPR	SYPRIS SOLUTIONS INC COM
SYRG	SYNERGY RES CORP COM
SYRX	SYSOREX GLOBAL HLDGS CORP COM NEW
SYT	SYNGENTA AG SPONSORED ADR
SYUT	SYNUTRA INTL INC COM
SYV	SSGA ACTIVE ETF TR MFS SYS VAL EQ
SYX	SYSTEMAX INC COM
SYY	SYSCO CORP COM
SZC	CUSHING RENAISSANCE FD COM
SZK	PROSHARES TR PSHS CONSUMR GD
SZMK	SIZMEK INC COM
SZO	DEUTSCHE BK AG LONDON BRH PS CR OIL SH ETN
SZYM	SOLAZYME INC COM
T	AT&T INC COM
TA	TRAVELCENTERS OF AMERICA LLC COM
TAC	TRANSALTA CORP COM
TACT	TRANSACT TECHNOLOGIES INC COM
TAGS	TEUCRIUM COMMODITY TR AGRICULTURE FD
TAHO	TAHOE RES INC COM
TAI	TRANSAMERICA INCOME SHS INC COM
TAIT	TAITRON COMPONENTS INC CL A
TAL	TAL INTL GROUP INC COM
TAM	TAMINCO CORP COM
TAN	CLAYMORE EXCHANGE TRD FD TR 2 GUGGENHEIM SOLAR
TANN	TRAVELCENTERS OF AMERICA LLC SR NT 8.25%2028
TAO	CLAYMORE EXCHANGE TRD FD TR 2 GUGG CHN RL EST
TAOM	TAOMEE HLDGS LTD SPONSORED ADR

TAP	MOLSON COORS BREWING CO CL B
TAP.A	MOLSON COORS BREWING CO CL A
TARO	TARO PHARMACEUTICAL INDS LTD SHS
TAS	TASMAN METALS LTD COM
TASR	TASER INTL INC COM
TAST	CARROLS RESTAURANT GROUP INC COM
TAT	TRANSATLANTIC PETROLEUM LTD SHS NEW
TATT	TAT TECHNOLOGIES LTD ORD NEW
TAX	JTH HLDG INC CL A
TAXI	MEDALLION FINL CORP COM
TAYC	TAYLOR CAP GROUP INC COM
TAYCO	TAYLOR CAP GROUP INC PERP NO CUM PFD
TAYCP	TAYC CAP TR I PFD TR 9.75%
TAYD	TAYLOR DEVICES INC COM
TBAR	ROYAL BK SCOTLAND PLC GOLD TRENDP ETN
TBBK	BANCORP INC DEL COM
TBF	PROSHARES TR SHRT 20+YR TRE
TBI	TRUEBLUE INC COM
TBIO	TRANSGENOMIC INC COM NEW
TBNK	TERRITORIAL BANCORP INC COM
TBPH	THERAVANCE BIOPHARMA INC COM
TBT	PROSHARES TR PSHS ULTSH 20YRS
TBX	PROSHARES TR SHT 7-10 YR TR
TBZ	PROSHARES TR ULTRASHT 3-7YR
TC	THOMPSON CREEK METALS CO INC COM
TC-T	THOMPSON CREEK METALS CO INC TG EQIT U TMED
TCAP	TRIANGLE CAP CORP COM
TCB	TCF FINL CORP COM
TCB+	TCF FINL CORP WT EXP 111418
TCB-B	TCF FINL CORP DEL DEP SHS REPSTG 1
TCB-C	TCF FINL CORP DEL PERP PFD SER B
TCBI	TEXAS CAPITAL BANCSHARES INC COM
TCBIL	TEXAS CAP BANCSHARES INC SUB NT 6.50%42
TCBIP	TEXAS CAP BANCSHARES INC PFD PERP SR-A
TCBIW	TEXAS CAPITAL BANCSHARES INC WT EXP 011619
TCBK	TRICO BANCSHARES COM
TCC	TRIANGLE CAP CORP SR NT
TCCA	TRIANGLE CAP CORP SR NT 22
TCCO	TECHNICAL COMMUNICATIONS CORP COM
TCFC	COMMUNITY FINL CORP MD COM
TCHI	ROYAL BK OF SCOTLAND PLC CHINA TRNDP ETF
TCI	TRANSCONTINENTAL RLTY INVS COM NEW
TCK	TECK RESOURCES LTD CL B
TCO	TAUBMAN CTRS INC COM
TCO-J	TAUBMAN CTRS INC PFD-J
TCO-K	TAUBMAN CTRS INC PFD SER K
TCP	TC PIPELINES LP UT COM LTD PRT
TCPC	TCP CAP CORP COM
TCRD	THL CR INC COM
TCS	CONTAINER STORE GROUP INC COM
TCX	TUCOWS INC COM NEW
TD	TORONTO DOMINION BK ONT COM NEW
TDA	TELEPHONE & DATA SYS INC SR NT 61
TDC	TERADATA CORP DEL COM
TDD	DB-X FUNDS XTRAK 2010TGT DT
TDE	TELEPHONE & DATA SYS INC SR NT 2059
TDF	TEMPLETON DRAGON FD INC COM
TDG	TRANSDIGM GROUP INC COM

TDH	DB-X FUNDS XTRAK 2020TGT DT
TDI	TELEPHONE & DATA SYS INC SR NT 2045
TDIV	FIRST TR EXCHANGE TRADED FD VI NASD TECH DIV
TDJ	TELEPHONE & DATA SYS INC PFD
TDN	DB-X FUNDS XTRAK 2030TGT DT
TDS	TELEPHONE & DATA SYS INC COM NEW
TDTF	FLEXSHARES TR IBOXX 5YR TRGT
TDTT	FLEXSHARES TR IBOXX 3R TARGT
TDV	DB-X FUNDS XTRAK 2040TGT DT
TDW	TIDEWATER INC COM
TDX	DB-X FUNDS XTRAK INDEP TRGT
TDY	TELEDYNE TECHNOLOGIES INC COM
TE	TECO ENERGY INC COM
TEAR	TEARLAB CORP COM
TECD	TECH DATA CORP COM
TECH	TECHNE CORP COM
TECL	DIREXION SHS ETF TR DLY TECH BULL 3X
TECS	DIREXION SHS ETF TR DLY TECBEARX NEW
TECU	TECUMSEH PRODS CO COM
TEDU	TARENA INTL INC ADR
TEF	TELEFONICA S A SPONSORED ADR
TEG	INTEGRYS ENERGY GROUP INC COM
TEI	TEMPLETON EMERG MKTS INCOME FD COM
TEL	TE CONNECTIVITY LTD REG SHS
TELK	TELIK INC COM NEW
TEN	TENNECO INC COM
TENZ	PIMCO ETF TR 7-15 YR US TRS
TEO	TELECOM ARGENTINA S A SPON ADR REP B
TEP	TALLGRASS ENERGY PARTNERS LP COM UNIT
TER	TERADYNE INC COM
TESO	TESCO CORP COM
TESS	TESSCO TECHNOLOGIES INC COM
TEU	BOX SHIPS INCORPORATED SHS
TEU-C	BOX SHIPS INCORPORATED PERP PFD SER C
TEVA	TEVA PHARMACEUTICAL INDS LTD ADR
TEX	TEREX CORP NEW COM
TFG	FIXED INCOME TRUST FOR GOLDMAN CLL CTF CL-A37
TFI	SPDR SERIES TRUST NUVN BRCLY MUNI
TFLO	ISHARES TR TRS FLT RT BD
TFM	FRESH MKT INC COM
TFSL	TFS FINL CORP COM
TFX	TELEFLEX INC COM
TG	TREDEGAR CORP COM
TGA	TRANSGLOBE ENERGY CORP COM
TGB	TASEKO MINES LTD COM
TGC	TENGASCO INC COM NEW
TGD	TIMMINS GOLD CORP COM
TGE	TGC INDS INC COM NEW
TGEN	TECOGEN INC NEW COM NEW
TGH	TEXTAINER GROUP HOLDINGS LTD SHS
TGI	TRIUMPH GROUP INC NEW COM
TGLS	TECNOGLASS INC SHS
TGP	TEEKAY LNG PARTNERS L P PRTNRSP UNITS
TGR	ISHARES TRGT DT RET ETF
TGS	TRANSPORTADORA DE GAS SUR SPON ADR B
TGT	TARGET CORP COM
TGTX	TG THERAPEUTICS INC COM
THC	TENET HEALTHCARE CORP COM NEW

THD	ISHARES MSCI THI CAP ETF
THFF	FIRST FINL CORP IND COM
THG	HANOVER INS GROUP INC COM
THGA	HANOVER INS GROUP INC SUB DB 6.35%53
THHY	MARKET VECTORS ETF TR HI YLD TREA BD
THI	TIM HORTONS INC COM
THLD	THRESHOLD PHARMACEUTICAL INC COM NEW
THM	INTERNATIONAL TOWER HILL MINES COM
THO	THOR INDS INC COM
THOR	THORATEC CORP COM NEW
THR	THERMON GROUP HLDGS INC COM
THRD	TF FINL CORP COM
THRK	SPDR SERIES TRUST RUSSELL 3000 ETF
THRM	GENTHERM INC COM
THRX	THERAVANCE INC COM
THS	TREEHOUSE FOODS INC COM
THST	TRUETT-HURST INC CL A
THTI	THT HEAT TRANSFER TECHNOLOGY I COM
TI	TELECOM ITALIA S P A NEW SPON ADR ORD
TI.A	TELECOM ITALIA S P A NEW SPON ADR SVGS
TIBX	TIBCO SOFTWARE INC COM
TICC	TICC CAPITAL CORP COM
TIF	TIFFANY & CO NEW COM
TIGR	TIGERLOGIC CORPORATION COM
TIK	TEL INSTR ELECTRS CORP COM NEW
TILE	INTERFACE INC COM
TILT	FLEXSHARES TR MORNSTAR USMKT
TIME	TIME INC NEW COM
TINY	HARRIS & HARRIS GROUP INC COM
TIP	ISHARES TIPS BD ETF
TIPT	TIPTREE FINL INC CL A
TIPX	SPDR SER TR BARC 1-10YRTIP
TIPZ	PIMCO ETF TR BROAD US TIPS
TIS	ORCHIDS PAPER PRODS CO DEL COM
TISA	TOP IMAGE SYSTEMS LTD ORD
TISI	TEAM INC COM
TITN	TITAN MACHY INC COM
TIVO	TIVO INC COM
TJX	TJX COS INC NEW COM
TK	TEEKAY CORPORATION COM
TKC	TURKCELL ILETISIM HIZMETLERI SPON ADR NEW
TKF	TURKISH INVT FD INC COM
TKMR	TEKMIRA PHARMACEUTICALS CORP COM NEW
TKR	TIMKEN CO COM
TKR#	TIMKEN CO EX DISTRIB WI
TLF	TANDY LEATHER FACTORY INC COM
TLH	ISHARES 10-20 YR TRS ETF
TLI	LMP CORPORATE LN FD INC COM
TLK	P T TELEKOMUNIKASI INDONESIA SPONSORED ADR
TLL	PROSHARES TR PSHS ULSHRT TELE
TLLP	TESORO LOGISTICS LP COM UNIT LP
TLM	TALISMAN ENERGY INC COM
TLMR	TALMER BANCORP INC COM
TLO	SPDR SERIES TRUST BRCLYS LG TRS ET
TLOG	TETRALOGIC PHARMACEUTICALS CP COM
TLP	TRANSMONTAIGNE PARTNERS L P COM UNIT L P
TLR	TIMBERLINE RES CORP COM
TLT	ISHARES 20+ YR TR BD ETF

TLTD	FLEXSHARES TR M STAR DEV MKT
TLTE	FLEXSHARES TR MSTAR EMKT FAC
TLYS	TILLYS INC CL A
TM	TOYOTA MOTOR CORP SP ADR REP2COM
TMF	DIREXION SHS ETF TR 20YR TRES BULL
TMH	TEAM HEALTH HOLDINGS INC COM
TMHC	TAYLOR MORRISON HOME CORP CL A
TMK	TORCHMARK CORP COM
TMK-B	TORCHMARK CORP JR SUB DEB 52
TMO	THERMO FISHER SCIENTIFIC INC COM
TMP	TOMPKINS FINANCIAL CORPORATION COM
TMST#	TIMKENSTEEL CORP COM
TMUS	T-MOBILE US INC COM
TMV	DIREXION SHS ETF TR 20YR TRES BEAR
TNA	DIREXION SHS ETF TR DLY SMCAP BULL3X
TNAV	TELENAV INC COM
TNC	TENNANT CO COM
TNDM	TANDEM DIABETES CARE INC COM
TNDQ	ROYAL BK OF SCOTLAND PLC RBS NASD LKD41
TNET	TRINET GROUP INC COM
TNGO	TANGOE INC COM
TNH	TERRA NITROGEN CO L P COM UNIT
TNK	TEEKAY TANKERS LTD CL A
TNP	TSAKOS ENERGY NAVIGATION LTD SHS
TNP-B	TSAKOS ENERGY NAVIGATION LTD RED PRP PFD B %
TNP-C	TSAKOS ENERGY NAVIGATION LTD RED PFD SER C
TNXP	TONIX PHARMACEUTICALS HLDG COR COM NEW
TOF	TOFUTTI BRANDS INC COM
TOK	ISHARES MSCI KOKUSAI ETF
TOL	TOLL BROTHERS INC COM
TOLZ	PROSHARES TR DJ BRKFLD GLB
TOO	TEEKAY OFFSHORE PARTNERS L P PARTNERSHIP UN
TOO-A	TEEKAY OFFSHORE PARTNERS L P CUM PFD-A7.25%
TOPS	TOP SHIPS INC SHS NEW 2014
TORM	TOR MINERALS INTL INC COM NEW
TOT	TOTAL S A SPONSORED ADR
TOTS	DIREXION SHS ETF TR TOTAL MKT BEAR
TOUR	TUNIU CORP SPONSORED ADS CL
TOWN	TOWNEBANK PORTSMOUTH VA COM
TOWR	TOWER INTL INC COM
TPC	TUTOR PERINI CORP COM
TPH	TRI POINTE HOMES INC COM
TPI	TIANYIN PHARMACEUTICAL CO INC COM
TPL	TEXAS PAC LD TR SUB CTF PROP I T
TPLM	TRIANGLE PETE CORP COM NEW
TPRE	THIRD PT REINS LTD COM
TPS	PROSHARES TR ULTRASHRT TIPS
TPVG	TRIPLEPOINT VENTR GRW BDC CORP COM
TPX	TEMPUR SEALY INTL INC COM
TPZ	TORTOISE PWR & ENERGY INFRASTR COM
TQNT	TRIQUINT SEMICONDUCTOR INC COM
TQQQ	PROSHARES TR ULTRAPRO QQQ
TR	TOOTSIE ROLL INDS INC COM
TRAK	DEALERTRACK TECHNOLOGIES INC COM
TRC	TEJON RANCH CO COM
TRC+	TEJON RANCH CO WT EXP 083116
TRCB	TWO RIV BANCORP COM
TRCH	TORCHLIGHT ENERGY RES INC COM

TREC	TRECORA RES COM
TREE	TREE COM INC COM
TREX	TREX CO INC COM
TRF	TEMPLETON RUS AND EAST EUR FD COM
TRGP	TARGA RES CORP COM
TRGT	TARGACEPT INC COM
TRI	THOMSON REUTERS CORP COM
TRIB	TRINITY BIOTECH PLC SPON ADR NEW
TRIP	TRIPADVISOR INC COM
TRIV	TRIVASCULAR TECHNOLOGIES INC COM
TRK	SPEEDWAY MOTORSPORTS INC COM
TRLA	TRULIA INC COM
TRMB	TRIMBLE NAVIGATION LTD COM
TRMK	TRUSTMARK CORP COM
TRMR	TREMOR VIDEO INC COM
TRN	TRINITY INDS INC COM
TRND	ROYAL BK SCOTLAND PLC US LC TRENDP ETN
TRNM	ROYAL BK SCOTLAND PLC US MC TRENDP ETN
TRNO	TERRENO RLTY CORP COM
TRNO-A	TERRENO RLTY CORP PFD SER A
TRNS	TRANSCAT INC COM
TRNX	TORNIER N V SHS
TROV	TROVAGENE INC COM NEW
TROVU	TROVAGENE INC UNIT EX 123117
TROVW	TROVAGENE INC WT EXP 123117
TROW	PRICE T ROWE GROUP INC COM
TROX	TRONOX LTD SHS CL A
TRP	TRANSCANADA CORP COM
TRQ	TURQUOISE HILL RES LTD COM
TRR	TRC COS INC COM
TRS	TRIMAS CORP COM NEW
TRSK	ALPS ETF TR VELOSH TAIL RISK
TRST	TRUSTCO BK CORP N Y COM
TRT	TRIO TECH INTL COM NEW
TRUE	TRUECAR INC COM
TRV	TRAVELERS COMPANIES INC COM
TRVN	TREVENA INC COM
TRW	TRW AUTOMOTIVE HLDGS CORP COM
TRX	TANZANIAN ROYALTY EXPL CORP COM
TRXC	TRANSENTERIX INC COM NEW
TS	TENARIS S A SPONSORED ADR
TSBK	TIMBERLAND BANCORP INC COM
TSC	TRISTATE CAP HLDGS INC COM
TSCO	TRACTOR SUPPLY CO COM
TSE	TRINSEO S A SHS
TSEM	TOWER SEMICONDUCTOR LTD SHS NEW
TSI	TCW STRATEGIC INCOME FUND INC COM
TSL	TRINA SOLAR LIMITED SPON ADR
TSLA	TESLA MTRS INC COM
TSLF	THL CR SR LN FD COM
TSLX	TPG SPECIALTY LENDING INC COM
TSM	TAIWAN SEMICONDUCTOR MFG LTD SPONSORED ADR
TSN	TYSON FOODS INC CL A
TSO	TESORO CORP COM
TSPT	TRANSCEPT PHARMACEUTICALS INC COM
TSRA	TESSERA TECHNOLOGIES INC COM
TSRE	TRADE STR RESIDENTIAL INC COM NEW
TSRI	TSR INC COM NEW

TSRO	TESARO INC COM
TSS	TOTAL SYS SVCS INC COM
TST	THESTREET INC COM
TSU	TIM PARTICIPACOES S A SPONSORED ADR
TSYS	TELECOMMUNICATION SYS INC CL A
TTC	TORO CO COM
TTEC	TELETECH HOLDINGS INC COM
TTEK	TETRA TECH INC NEW COM
TTF	THAI FD INC COM
TTFS	ADVISORSHARES TR TRIMTABS FLT
TTGT	TECHTARGET INC COM
TTHI	TRANSITION THERAPEUTICS INC COM NEW
TTI	TETRA TECHNOLOGIES INC DEL COM
TTM	TATA MTRS LTD SPONSORED ADR
TTMI	TTM TECHNOLOGIES INC COM
TTP	TORTOISE PIPELINE & ENERGY FD COM
TTPH	TETRAPHASE PHARMACEUTICALS INC COM
TTS	TILE SHOP HLDGS INC COM
TTT	PROSHARES TR ULSH 20YRTRE NEW
TTWO	TAKE-TWO INTERACTIVE SOFTWARE COM
TU	TELUS CORP COM
TUES	TUESDAY MORNING CORP COM NEW
TUMI	TUMI HLDGS INC COM
TUP	TUPPERWARE BRANDS CORP COM
TUR	ISHARES MSCI TURKEY ETF
TUZ	PIMCO ETF TR 1-3YR USTREIDX
TV	GRUPO TELEVISA SA SPON ADR REP ORD
TVC	TENNESSEE VALLEY AUTH PARRS D 2028
TVE	TENNESSEE VALLEY AUTH PARRS A 2029
TVIX	CREDIT SUISSE AG NASSAU BRH EXCHTRADE SHTERM
TVIZ	CREDIT SUISSE AG NASSAU BRH EXCH TRAD SPVXSP
TW	TOWERS WATSON & CO CL A
TWC	TIME WARNER CABLE INC COM
TWER	TOWERSTREAM CORP COM
TWGP	TOWER GROUP INTL LTD COM
TWI	TITAN INTL INC ILL COM
TWIN	TWIN DISC INC COM
TWM	PROSHARES TR ULTSHT RUSS2000
TWMC	TRANS WORLD ENTMT CORP COM
TWN	TAIWAN FD INC COM
TWO	TWO HBRS INVT CORP COM
TWOK	SPDR SER TR SPDR RUSSEL 2000
TWOU	2U INC COM
TWQ	PROSHARES TR PSHS ULSHRUS NEW
TWTC	TW TELECOM INC COM
TWTI	ROYAL BK OF SCOTLAND PLC RBS OIL TRNDPL
TWTR	TWITTER INC COM
TWX	TIME WARNER INC COM NEW
TX	TERNIUM SA SPON ADR
TXI	TEXAS INDS INC COM
TXMD	THERAPEUTICSMD INC COM
TXN	TEXAS INSTRS INC COM
TXRH	TEXAS ROADHOUSE INC COM
TXT	TEXTRON INC COM
TXTR	TEXTURA CORP COM
TY	TRI CONTL CORP COM
TY-	TRI CONTL CORP PFD $2.50
TYBS	DIREXION SHS ETF TR 20YR TRES BEAR

TYC	TYCO INTERNATIONAL LTD SHS
TYD	DIREXION SHS ETF TR 7 10YR TRES BULL
TYG	TORTOISE ENERGY INFRSTRCTR CP COM
TYG-B	TORTOISE ENERGY INFRSTRCTR CP MAND RED PFD B
TYG-C	TORTOISE ENERGY INFRSTRCTR CP PFD-C
TYL	TYLER TECHNOLOGIES INC COM
TYNS	DIREXION SHS ETF TR 7-10YR TR BEAR
TYO	DIREXION SHS ETF TR 7 10YR TRES BEAR
TYPE	MONOTYPE IMAGING HOLDINGS INC COM
TZA	DIREXION SHS ETF TR DLY SC BEAR3XNEW
TZD	ISHARES TRGT DT 2010 ETF
TZE	ISHARES TRGT DT 2015 ETF
TZF	TRUST CTFS 2001-2 BEAR STEARNS TR CTF 7.1%2096
TZG	ISHARES TRGT DT 2020 ETF
TZI	ISHARES TRGT DT 2025 ETF
TZL	ISHARES TRGT DT 2030 ETF
TZO	ISHARES TRGT DT 2035 ETF
TZOO	TRAVELZOO INC COM NEW
TZV	ISHARES TRGT DT 2040 ETF
TZW	ISHARES TR TRGT DT 2045 ETF
TZY	ISHARES TR TRGT DT 2050 ETF
UA	UNDER ARMOUR INC CL A
UACL	UNIVERSAL TRUCKLOAD SVCS INC COM
UAE	ISHARES TR MSCI UAE ETF
UAG	UBS AG JERSEY BRH CMCI AGRI ETN
UAL	UNITED CONTL HLDGS INC COM
UAM	UNIVERSAL AMERN CORP NEW COM
UAMY	UNITED STATES ANTIMONY CORP COM
UAN	CVR PARTNERS LP COM
UBA	URSTADT BIDDLE PPTYS INC CL A
UBC	UBS AG JERSEY BRH LIVESTK ETN 38
UBCP	UNITED BANCORP INC OHIO COM
UBFO	UNITED SECURITY BANCSHARES CA COM
UBG	UBS AG JERSEY BRH CMCI GOLD ETN
UBIC	UBIC INC SPONSORED ADR
UBM	UBS AG JERSEY BRH CMCI INDL ETN
UBN	UBS AG JERSEY BRH CMCI ENRGY ETN
UBNK	UNITED FINL BANCORP INC NEW COM
UBNT	UBIQUITI NETWORKS INC COM
UBOH	UNITED BANCSHARES INC OHIO COM
UBP	URSTADT BIDDLE PPTYS INC COM
UBP-D	URSTADT BIDDLE PPTYS INC PFD D 7.5%
UBP-F	URSTADT BIDDLE PPTYS INC PFD SER F 7.125%
UBR	PROSHARES TR ULT MSCIBZL CAPP
UBS	UBS AG SHS NEW
UBS-D	UBS PFD FDG TR IV PFD TR FLTG RT
UBSH	UNION BANKSHARES CORP NEW COM
UBSI	UNITED BANKSHARES INC WEST VA COM
UBT	PROSHARES TR ULTRA 20YR TRE
UCBA	UNITED CMNTY BANCORP IND COM
UCBI	UNITED CMNTY BKS BLAIRSVLE GA COM
UCC	PROSHARES TR PSHS CONSMR SVCS
UCD	PROSHARES TR II ULT DJ UBS COMM
UCFC	UNITED CMNTY FINL CORP OHIO COM
UCI	UBS AG JERSEY BRH CMCI ETN 38
UCO	PROSHARES TR II ULT DJ UBS CRUDE
UCP	UCP INC CL A
UCTT	ULTRA CLEAN HLDGS INC COM

UDF	UNITED DEV FDG IV COM
UDN	POWERSHS DB US DOLLAR INDEX TR DOLL INDX BEAR
UDNT	DEUTSCHE BK AG LONDON BRH IDX FUTRS NT30
UDOW	PROSHARES TR ULTRPRO DOW30
UDR	UDR INC COM
UEC	URANIUM ENERGY CORP COM
UEIC	UNIVERSAL ELECTRS INC COM
UEPS	NET 1 UEPS TECHNOLOGIES INC COM NEW
UFCS	UNITED FIRE GROUP INC COM
UFI	UNIFI INC COM NEW
UFPI	UNIVERSAL FST PRODS INC COM
UFPT	UFP TECHNOLOGIES INC COM
UFS	DOMTAR CORP COM NEW
UG	UNITED GUARDIAN INC COM
UGA	UNITED STS GASOLINE FD LP UNITS
UGAZ	CREDIT SUISSE NASSAU BRH ETN LKD 32
UGE	PROSHARES TR PSHS CONSMRGOODS
UGI	UGI CORP NEW COM
UGL	PROSHARES TR II ULTRA GOLD
UGLD	CREDIT SUISSE NASSAU BRH 3X LONG GOLD
UGP	ULTRAPAR PARTICIPACOES S A SP ADR REP COM
UHAL	AMERCO COM
UHN	UNITED STS DIESEL HEATING OIL UNIT
UHS	UNIVERSAL HLTH SVCS INC CL B
UHT	UNIVERSAL HEALTH RLTY INCM TR SH BEN INT
UIHC	UNITED INS HLDGS CORP COM
UIL	UIL HLDG CORP COM
UINF	PROSHARES TR ULTRAPRO 10YR
UIS	UNISYS CORP COM NEW
UJB	PROSHARES TR ULTRA HIGH YLD
UKF	PROSHARES TR PSHS ULT1000 GRW
UKK	PROSHARES TR PSHS ULT 2000 GR
UKW	PROSHARES TR PSHS ULT MDCP GR
UL	UNILEVER PLC SPON ADR NEW
ULBI	ULTRALIFE CORP COM
ULE	PROSHARES TR II PSH ULTRA EURO
ULST	SSGA ACTIVE ETF TR ULT SHT TRM BD
ULTA	ULTA SALON COSMETCS & FRAG INC COM
ULTI	ULTIMATE SOFTWARE GROUP INC COM
ULTR	ULTRAPETROL BAHAMAS LTD COM
UMBF	UMB FINL CORP COM
UMC	UNITED MICROELECTRONICS CORP SPON ADR NEW
UMDD	PROSHARES TR ULTRA MDCAP400
UMH	U M H PROPERTIES INC COM
UMH-A	U M H PROPERTIES INC CV RED PFD-A
UMPQ	UMPQUA HLDGS CORP COM
UMX	PROSHARES TR ULT MSCIMEX CAPP
UN	UNILEVER N V N Y SHS NEW
UNAM	UNICO AMERN CORP COM
UNB	UNION BANKSHARES INC COM
UNF	UNIFIRST CORP MASS COM
UNFI	UNITED NAT FOODS INC COM
UNG	UNITED STATES NATL GAS FUND LP UNIT PAR $0.001
UNH	UNITEDHEALTH GROUP INC COM
UNIS	UNILIFE CORP NEW COM
UNL	UNITED STS 12 MONTH NAT GAS FD UNIT BEN INT
UNM	UNUM GROUP COM
UNP	UNION PAC CORP COM

UNS	UNS ENERGY CORP COM
UNT	UNIT CORP COM
UNTD	UNITED ONLINE INC COM NEW
UNTK	UNITEK GLOBAL SVCS INC COM PAR $.00002
UNTY	UNITY BANCORP INC COM
UNXL	UNI PIXEL INC COM NEW
UPI	UROPLASTY INC COM NEW
UPIP	UNWIRED PLANET INC NEW COM
UPL	ULTRA PETROLEUM CORP COM
UPRO	PROSHARES TR ULTRPRO S&P500
UPS	UNITED PARCEL SERVICE INC CL B
UPV	PROSHARES TR ULT FTSE EUROPE
UPW	PROSHARES TR PSHS ULTRA UTIL
UQM	UQM TECHNOLOGIES INC COM
URA	GLOBAL X FDS GBLX URANIUM NEW
URBN	URBAN OUTFITTERS INC COM
URE	PROSHARES TR ULT R/EST NEW
URG	UR ENERGY INC COM
URI	UNITED RENTALS INC COM
URR	MORGAN STANLEY LNG EURO ETN20
URRE	URANIUM RES INC COM PAR$0.001NEW
URS	URS CORP NEW COM
URTH	ISHARES MSCI WORLD ETF
URTY	PROSHARES TR ULTR RUSSL2000
URZ	URANERZ ENERGY CORP COM
USA	LIBERTY ALL STAR EQUITY FD SH BEN INT
USAC	USA COMPRESSION PARTNERS LP COMUNIT LTDPAR
USAG	UNITED STS COMMODITY IDX FDTR COM UTS US AGR
USAK	USA TRUCK INC COM
USAP	UNIVERSAL STAINLESS & ALLOY COM
USAT	USA TECHNOLOGIES INC COM NO PAR
USATP	USA TECHNOLOGIES INC CONV PFD SER A
USB	US BANCORP DEL COM NEW
USB-A	US BANCORP DEL PERP PFD SER A
USB-H	US BANCORP DEL PFD B 1/1000DP
USB-M	US BANCORP DEL DEP SHS PFD F
USB-N	US BANCORP DEL DEP SHS REP G
USB-O	US BANCORP DEL PFD 1/1000 PRP H
USBI	UNITED SEC BANCSHARES INC SHS
USCI	UNITED STS COMMODITY INDEX FD COMM IDX FND
USCR	U S CONCRETE INC COM NEW
USD	PROSHARES TR PSHS ULT SEMICDT
USDU	WISDOMTREE TR BLMBG US BULL
USEG	U S ENERGY CORP WYO COM
USFR	WISDOMTREE TR BLMBRG FL TRFD
USG	U S G CORP COM NEW
USL	UNITED STS 12 MONTH OIL FD LP UNIT BEN INT
USLM	UNITED STATES LIME & MINERALS COM
USLV	CREDIT SUISSE AG NASSAU BRH VELOCITY SHS EXC
USM	UNITED STATES CELLULAR CORP COM
USMD	USMD HLDGS INC COM
USMI	UNITED STS COMMODITY IDX FDTR COM UNIT US ML
USMO	USA MOBILITY INC COM
USMV	ISHARES TR USA MIN VOL ETF
USNA	USANA HEALTH SCIENCES INC COM
USO	UNITED STATES OIL FUND LP UNITS
USPH	U S PHYSICAL THERAPY INC COM
UST	PROSHARES TR ULTR 7-10 TREA

USTR	UNITED STATIONERS INC COM
USU	USEC INC COM NEW
USV	UBS AG JERSEY BRH CMCI SILVR ETN
UTEK	ULTRATECH INC COM
UTF	COHEN & STEERS INFRASTRUCTURE COM
UTG	REAVES UTIL INCOME FD COM SH BEN INT
UTHR	UNITED THERAPEUTICS CORP DEL COM
UTI	UNIVERSAL TECHNICAL INST INC COM
UTIW	UTI WORLDWIDE INC ORD
UTL	UNITIL CORP COM
UTLT	DBX ETF TR REG UTILITY ID
UTMD	UTAH MED PRODS INC COM
UTSI	UTSTARCOM HOLDINGS CORP SHS NEW
UTX	UNITED TECHNOLOGIES CORP COM
UTX-A	UNITED TECHNOLOGIES CORP CORP UNIT
UUP	POWERSHS DB US DOLLAR INDEX TR DOLL INDX BULL
UUPT	DEUTSCHE BK AG LONDON BRH IDX EXCH NT30
UUU	UNIVERSAL SEC INSTRS INC COM NEW
UUUU	ENERGY FUELS INC COM NEW
UVE	UNIVERSAL INS HLDGS INC COM
UVG	PROSHARES TR PSHS ULT1000 VAL
UVSP	UNIVEST CORP PA COM
UVT	PROSHARES TR PSHS ULT2000 VAL
UVU	PROSHARES TR PSHS ULT MCP VAL
UVV	UNIVERSAL CORP VA COM
UVXY	PROSHARES TR II ULT VIX SHRT TRM
UWC	PROSHARES TR UL RUS3000 ETF
UWM	PROSHARES TR PSHS ULTRUSS2000
UWN	NEVADA GOLD & CASINOS INC COM NEW
UWTI	CREDIT SUISSE NASSAU BRH VS 3XLNGNATGAS
UXI	PROSHARES TR PSHS ULTRA INDL
UXJ	PROSHARES TR ULT MSCI PAC
UYG	PROSHARES TR ULTRA FNCLS NEW
UYM	PROSHARES TR PSHS ULT BASMATL
UZA	UNITED STATES CELLULAR CORP CALL SR NT 60
V	VISA INC COM CL A
VAC	MARRIOTT VACATIONS WRLDWDE CP COM
VAL	VALSPAR CORP COM
VALE	VALE S A ADR
VALE.P	VALE S A ADR REPSTG PFD
VALU	VALUE LINE INC COM
VAR	VARIAN MED SYS INC COM
VASC	VASCULAR SOLUTIONS INC COM
VAW	VANGUARD WORLD FDS MATERIALS ETF
VB	VANGUARD INDEX FDS SMALL CP ETF
VBF	INVESCO BD FD COM
VBFC	VILLAGE BK & TR FINANCIAL CORP COM
VBK	VANGUARD INDEX FDS SML CP GRW ETF
VBR	VANGUARD INDEX FDS SM CP VAL ETF
VC	VISTEON CORP COM NEW
VCF	DELAWARE INV CO MUN INC FD INC COM
VCIT	VANGUARD SCOTTSDALE FDS INT-TERM CORP
VCLT	VANGUARD SCOTTSDALE FDS LG-TERM COR BD
VCO	VINA CONCHA Y TORO S A SPONSORED ADR
VCR	VANGUARD WORLD FDS CONSUM DIS ETF
VCRA	VOCERA COMMUNICATIONS INC COM
VCSH	VANGUARD SCOTTSDALE FDS SHRT TRM CORP BD
VCV	INVESCO CALIF VALUE MUN INC TR COM

VCYT	VERACYTE INC COM
VDC	VANGUARD WORLD FDS CONSUM STP ETF
VDE	VANGUARD WORLD FDS ENERGY ETF
VDSI	VASCO DATA SEC INTL INC COM
VE	VEOLIA ENVIRONNEMENT SPONSORED ADR
VEA	VANGUARD TAX MANAGED INTL FD FTSE DEV MKT ETF
VECO	VEECO INSTRS INC DEL COM
VEEV	VEEVA SYS INC CL A COM
VEGA	ADVISORSHARES TR STAR GLOB BUYW
VEGI	ISHARES GLB AGRIC PR ETF
VEL-E	VIRGINIA ELEC & PWR CO PFD $5
VET	VERMILION ENERGY INC COM
VEU	VANGUARD INTL EQUITY INDEX FD ALLWRLD EX US
VFC	V F CORP COM
VFH	VANGUARD WORLD FDS FINANCIALS ETF
VFL	DELAWARE INVT NAT MUNI INC FD SH BEN INT
VG	VONAGE HLDGS CORP COM
VGGL	VIGGLE INC COM NEW
VGI	VIRTUS GLOBAL MULTI-SEC INC FD COM
VGIT	VANGUARD SCOTTSDALE FDS INT-TERM GOV
VGK	VANGUARD INTL EQUITY INDEX FD FTSE EUROPE ETF
VGLT	VANGUARD SCOTTSDALE FDS LONG-TERM GOV
VGM	INVESCO TR INVT GRADE MUNS COM
VGR	VECTOR GROUP LTD COM
VGSH	VANGUARD SCOTTSDALE FDS SHTRM GVT BD ETF
VGT	VANGUARD WORLD FDS INF TECH ETF
VGZ	VISTA GOLD CORP COM NEW
VHC	VIRNETX HLDG CORP COM
VHI	VALHI INC NEW COM
VHT	VANGUARD WORLD FDS HEALTH CAR ETF
VIA	VIACOM INC NEW CL A
VIAB	VIACOM INC NEW CL B
VIAS	VIASYSTEMS GROUP INC COM PAR$.01
VICL	VICAL INC COM
VICR	VICOR CORP COM
VIDE	VIDEO DISPLAY CORP COM
VIDI	ETF SER SOLUTIONS VIDENT INTL EQ
VIEW	VIEWTRAN GROUP INC USD ORD SHS
VIG	VANGUARD SPECIALIZED PORTFOLIO DIV APP ETF
VII	VICON INDS INC COM
VIIX	CREDIT SUISSE AG NASSAU BRH EXCHTRADE MIDTER
VIIZ	CREDIT SUISSE NASSAU BRH VIX MID TERM
VIMC	VIMICRO INTL CORP ADR
VIOG	VANGUARD ADMIRAL FDS INC SMLCP 600 GRTH
VIOO	VANGUARD ADMIRAL FDS INC SMLLCP 600 IDX
VIOV	VANGUARD ADMIRAL FDS INC SMLCP 600 VAL
VIP	VIMPELCOM LTD SPONSORED ADR
VIPS	VIPSHOP HLDGS LTD SPONSORED ADR
VIRC	VIRCO MFG CO COM
VIS	VANGUARD WORLD FDS INDUSTRIAL ETF
VISN	VISIONCHINA MEDIA INC SPON ADR NEW
VITC	VITACOST COM INC COM
VIV	TELEFONICA BRASIL SA SPONSORED ADR
VIVO	MERIDIAN BIOSCIENCE INC COM
VIXH	FIRST TR EXCHANGE TRADED FD CBOE S&P500VIX
VIXM	PROSHARES TR II VIX MDTRM FUTR
VIXY	PROSHARES TR II VIX STRMFUT ETF
VJET	VOXELJET AG ADS

VKI	INVESCO ADVANTAGE MUNICIPAL IN SH BEN INT
VKQ	INVESCO MUN TR COM
VLCCF	KNIGHTSBRIDGE TANKERS LTD ORD
VLGEA	VILLAGE SUPER MKT INC CL A NEW
VLO	VALERO ENERGY CORP NEW COM
VLP	VALERO ENERGY PARTNERS LP COM UNT REP LP
VLRS	CONTROLADORA VUELA CIA DE AVIA SPON ADR RP 10
VLT	INVESCO HIGH INCOME TR II COM
VLTC	VOLTARI CORP COM NEW
VLU	SPDR SERIES TRUST SPDR S&P1500VL
VLUE	ISHARES TR MSCI USAVALFCT
VLY	VALLEY NATL BANCORP COM
VLY+	VALLEY NATL BANCORP WT EXP 111418
VLYWW	VALLEY NATL BANCORP WT EXP 063015
VMBS	VANGUARD SCOTTSDALE FDS MORTG-BACK SEC
VMC	VULCAN MATLS CO COM
VMEM	VIOLIN MEMORY INC COM
VMI	VALMONT INDS INC COM
VMM	DELAWARE INV MN MUN INC FD II COM
VMO	INVESCO MUN OPPORTUNITY TR COM
VMW	VMWARE INC CL A COM
VNCE	VINCE HLDG CORP COM
VNDA	VANDA PHARMACEUTICALS INC COM
VNET	21VIANET GROUP INC SPONSORED ADR
VNM	MARKET VECTORS ETF TR VIETNAM ETF
VNO	VORNADO RLTY TR SH BEN INT
VNO-G	VORNADO RLTY TR PFD G 6.625%
VNO-I	VORNADO RLTY TR PFD SER I
VNO-J	VORNADO RLTY TR PFD CUM-J %
VNO-K	VORNADO RLTY TR PFD SER K
VNO-L	VORNADO RLTY TR PFD SER L 5.40%
VNOD	VORNADO RLTY L P PINES 7.875%39
VNOM	VIPER ENERGY PARTNERS LP COM UNT RP INT
VNQ	VANGUARD INDEX FDS REIT ETF
VNQI	VANGUARD INTL EQUITY INDEX FD GLB EX US ETF
VNR	VANGUARD NAT RES LLC COM UNIT
VNRAP	VANGUARD NAT RES LLC PERP PFD UNIT A
VNRBP	VANGUARD NAT RES LLC RED PFD SER B
VNTV	VANTIV INC CL A
VO	VANGUARD INDEX FDS MID CAP ETF
VOC	VOC ENERGY TR TR UNIT
VOD	VODAFONE GROUP PLC NEW SPNSR ADR NO PAR
VOE	VANGUARD INDEX FDS MCAP VL IDXVIP
VOLC	VOLCANO CORPORATION COM
VONE	VANGUARD SCOTTSDALE FDS VNG RUS1000IDX
VONG	VANGUARD SCOTTSDALE FDS VNG RUS1000GRW
VONV	VANGUARD SCOTTSDALE FDS VNG RUS1000VAL
VOO	VANGUARD INDEX FDS S&P 500 ETF SHS
VOOG	VANGUARD ADMIRAL FDS INC 500 GRTH IDX F
VOOV	VANGUARD ADMIRAL FDS INC 500 VAL IDX FD
VOT	VANGUARD INDEX FDS MCAP GR IDXVIP
VOX	VANGUARD WORLD FDS TELCOMM ETF
VOXX	VOXX INTL CORP CL A
VOYA	VOYA FINL INC COM
VPCO	VAPOR CORP NEV COM NEW
VPFG	VIEWPOINT FINL GROUP INC MD COM
VPG	VISHAY PRECISION GROUP INC COM
VPL	VANGUARD INTL EQUITY INDEX FD FTSE PACIFIC ETF

VPRT	VISTAPRINT N V SHS
VPU	VANGUARD WORLD FDS UTILITIES ETF
VPV	INVESCO PA VALUE MUN INCOME TR COM
VQT	BARCLAYS BK PLC S&P 500 VEQTOR
VR	VALIDUS HOLDINGS LTD COM SHS
VRA	VERA BRADLEY INC COM
VRD	SPDR SERIES TRUST NUVN S&P VRDO MN
VRML	VERMILLION INC COM NEW
VRNG	VRINGO INC COM
VRNGW	VRINGO INC WT EXP 062115
VRNS	VARONIS SYS INC COM
VRNT	VERINT SYS INC COM
VRP	POWERSHARES ETF TR II VAR RATE PFD POR
VRS	VERSO PAPER CORP COM
VRSK	VERISK ANALYTICS INC CL A
VRSN	VERISIGN INC COM
VRTA	VESTIN REALTY MORTGAGE I INC COM
VRTB	VESTIN RLTY MTG II INC COM PAR $0.0001
VRTS	VIRTUS INVT PARTNERS INC COM
VRTU	VIRTUSA CORP COM
VRTV#	VERITIV CORP COM
VRTX	VERTEX PHARMACEUTICALS INC COM
VRX	VALEANT PHARMACEUTICALS INTL I COM
VSAR	VERSARTIS INC COM
VSAT	VIASAT INC COM
VSB	VANTAGESOUTH BANCSHARES INC COM
VSCI	VISION-SCIENCES INC DEL COM
VSCP	VIRTUALSCOPICS INC COM NEW
VSEC	VSE CORP COM
VSH	VISHAY INTERTECHNOLOGY INC COM
VSI	VITAMIN SHOPPE INC COM
VSPY	DIREXION SHS ETF TR S&P500 VOL RES
VSR	VERSAR INC COM
VSS	VANGUARD INTL EQUITY INDEX FD FTSE SMCAP ETF
VSTM	VERASTEM INC COM
VT	VANGUARD INTL EQUITY INDEX FD TT WRLD ST ETF
VTA	INVESCO DYNAMIC CR OPP FD COM
VTG	VANTAGE DRILLING COMPANY ORD SHS
VTHR	VANGUARD SCOTTSDALE FDS VNG RUS3000IDX
VTI	VANGUARD INDEX FDS TOTAL STK MKT
VTIP	VANGUARD MALVERN FDS STRM INFPROIDX
VTL	VITAL THERAPIES INC COM
VTN	INVESCO TR INVT GRADE NY MUNS COM
VTNR	VERTEX ENERGY INC COM
VTR	VENTAS INC COM
VTRB	VENTAS RLTY LTD PARTNERSHIP GTD SR NT 43
VTSS	VITESSE SEMICONDUCTOR CORP COM NEW
VTUS	VENTRUS BIOSCIENCES INC COM
VTV	VANGUARD INDEX FDS VALUE ETF
VTWG	VANGUARD SCOTTSDALE FDS VNG RUS2000GRW
VTWO	VANGUARD SCOTTSDALE FDS VNG RUS2000IDX
VTWV	VANGUARD SCOTTSDALE FDS VNG RUS2000VAL
VUG	VANGUARD INDEX FDS GROWTH ETF
VUSE	ETF SER SOLUTIONS VIDENTCORE EQ FD
VV	VANGUARD INDEX FDS LARGE CAP ETF
VVC	VECTREN CORP COM
VVI	VIAD CORP COM NEW
VVR	INVESCO SR INCOME TR COM

VVTV	VALUEVISION MEDIA INC CL A
VVUS	VIVUS INC COM
VWO	VANGUARD INTL EQUITY INDEX FD FTSE EMR MKT ETF
VWOB	VANGUARD WHITEHALL FDS INC EMERG MKT BD ETF
VXF	VANGUARD INDEX FDS EXTEND MKT ETF
VXUS	VANGUARD STAR FD VG TL INTL STK F
VXX	BARCLAYS BK PLC IPATH S&P500 VIX
VXZ	BARCLAYS BK PLC IPATH S&P MT ETN
VYFC	VALLEY FINL CORP VA COM
VYM	VANGUARD WHITEHALL FDS INC HIGH DIV YLD
VZ	VERIZON COMMUNICATIONS INC COM
VZA	VERIZON COMMUNICATIONS INC SR NT 5.9%54
WAB	WABTEC CORP COM
WABC	WESTAMERICA BANCORPORATION COM
WAC	WALTER INVT MGMT CORP COM
WAFD	WASHINGTON FED INC COM
WAFDW	WASHINGTON FED INC WT EXP 111418
WAG	WALGREEN CO COM
WAGE	WAGEWORKS INC COM
WAIR	WESCO AIRCRAFT HLDGS INC COM
WAL	WESTERN ALLIANCE BANCORP COM
WASH	WASHINGTON TR BANCORP COM
WAT	WATERS CORP COM
WATT	ENERGOUS CORP COM
WAVX	WAVE SYSTEMS CORP CL A PAR $0.01
WAYN	WAYNE SVGS BANCSHARES INC NEW COM
WB	WEIBO CORP SPONSORED ADR
WBAI	500 COM LTD SPON ADR REP A
WBB	WESTBURY BANCORP INC COM
WBC	WABCO HLDGS INC COM
WBK	WESTPAC BKG CORP SPONSORED ADR
WBKC	WOLVERINE BANCORP INC COM
WBMD	WEBMD HEALTH CORP COM
WBS	WEBSTER FINL CORP CONN COM
WBS+	WEBSTER FINL CORP CONN WT EXP 112118
WBS-E	WEBSTER FINL CORP CONN DEP SHS PFD-E
WCC	WESCO INTL INC COM
WCG	WELLCARE HEALTH PLANS INC COM
WCIC	WCI CMNTYS INC COM PAR $0.01
WCN	WASTE CONNECTIONS INC COM
WD	WALKER & DUNLOP INC COM
WDAY	WORKDAY INC CL A
WDC	WESTERN DIGITAL CORP COM
WDFC	WD-40 CO COM
WDIV	SPDR INDEX SHS FDS S&P GLBDIV ETF
WDR	WADDELL & REED FINL INC CL A
WDTI	WISDOMTREE TR FUTRE STRAT FD
WEA	WESTERN ASSET PREMIER BD FD SHS BEN INT
WEAT	TEUCRIUM COMMODITY TR WHEAT FD
WEBK	WELLESLEY BANCORP INC COM
WEC	WISCONSIN ENERGY CORP COM
WEET	BARCLAYS BK PLC IPT GRAINS ETN
WEN	WENDYS CO COM
WERN	WERNER ENTERPRISES INC COM
WES	WESTERN GAS PARTNERS LP COM UNIT LP IN
WETF	WISDOMTREE INVTS INC COM
WEX	WEX INC COM
WEYS	WEYCO GROUP INC COM

WF	WOORI FIN HLDGS CO LTD ADR NEW
WFBI	WASHINGTONFIRST BANKSHARES INC COM
WFC	WELLS FARGO & CO NEW COM
WFC+	WELLS FARGO & CO NEW WT EXP 102818
WFC-J	WELLS FARGO & CO NEW DEP SHS SER J
WFC-L	WELLS FARGO & CO NEW PERP PFD CNV A
WFC-N	WELLS FARGO & CO NEW DEP SHS REPSTG 1
WFC-O	WELLS FARGO & CO NEW DEP1/1000PF CL A
WFC-P	WELLS FARGO & CO NEW DEP1/1000PF CL A
WFC-Q	WELLS FARGO & CO NEW DEP SHS 1/1000 A
WFC-R	WELLS FARGO & CO NEW DEP 1/1000 PFD A
WFD	WESTFIELD FINANCIAL INC NEW COM
WFM	WHOLE FOODS MKT INC COM
WFT	WEATHERFORD INTL PLC ORD SHS
WG	WILLBROS GROUP INC DEL COM
WGA	WELLS GARDNER ELECTRS CORP COM
WGL	WGL HLDGS INC COM
WGO	WINNEBAGO INDS INC COM
WGP	WESTERN GAS EQUITY PARTNERS LP COMUNT LTD PT
WH	WSP HOLDINGS LIMITED ADR NEW
WHF	WHITEHORSE FIN INC COM
WHFBL	WHITEHORSE FIN INC SR NT
WHG	WESTWOOD HLDGS GROUP INC COM
WHLR	WHEELER REAL ESTATE INVT TR COM
WHLRP	WHEELER REAL ESTATE INVT TR CV PFD SER B
WHLRW	WHEELER REAL ESTATE INVT TR WT EXP 042919
WHR	WHIRLPOOL CORP COM
WHX	WHITING USA TR I TR UNIT
WHZ	WHITING USA TR II TR UNIT
WIA	WESTERN ASSET CLYM INFL SEC IN COM SH BEN INT
WIBC	WILSHIRE BANCORP INC COM
WIFI	BOINGO WIRELESS INC COM
WILC	G WILLI FOOD INTL LTD ORD
WILN	WI-LAN INC COM
WIN	WINDSTREAM HLDGS INC COM
WINA	WINMARK CORP COM
WIP	SPDR SERIES TRUST DB INT GVT ETF
WIRE	ENCORE WIRE CORP COM
WIT	WIPRO LTD SPON ADR 1 SH
WITE	ETFS WHITE METALS BASKET TR PHY WM BSK SHS
WIW	WESTERN ASSET CLYM INFL OPP IN COM
WIX	WIX COM LTD SHS
WLB	WESTMORELAND COAL CO COM
WLBPZ	WESTMORELAND COAL CO PFD DP A CV1/4
WLDN	WILLDAN GROUP INC COM
WLFC	WILLIS LEASE FINANCE CORP COM
WLH	LYON WILLIAM HOMES CL A NEW
WLK	WESTLAKE CHEM CORP COM
WLL	WHITING PETE CORP NEW COM
WLP	WELLPOINT INC COM
WLRHU	WL ROSS HLDG CORP UNIT 1COM&1WT
WLT	WALTER ENERGY INC COM
WM	WASTE MGMT INC DEL COM
WMAR	WEST MARINE INC COM
WMB	WILLIAMS COS INC DEL COM
WMC	WESTERN ASSET MTG CAP CORP COM
WMCR	CLAYMORE EXCHANGE TRD FD TR WILSHIRE MCRO CP
WMGI	WRIGHT MED GROUP INC COM

WMGIZ	WRIGHT MED GROUP INC RT
WMK	WEIS MKTS INC COM
WMT	WAL-MART STORES INC COM
WMW	DEUTSCHE BK AG LONDON ELE MORN TTL22
WNC	WABASH NATL CORP COM
WNR	WESTERN REFNG INC COM
WNRL	WESTERN REFNG LOGISTICS LP COM UNIT REP LTP
WNS	WNS HOLDINGS LTD SPON ADR
WOOD	ISHARES GL TIMB FORE ETF
WOOF	VCA INC COM
WOR	WORTHINGTON INDS INC COM
WPC	W P CAREY INC COM
WPCS	WPCS INTL INC COM PAR $.0001
WPG	WASHINGTON PRIME GROUP INC COM
WPP	WAUSAU PAPER CORP COM
WPPGY	WPP PLC NEW ADR
WPRT	WESTPORT INNOVATIONS INC COM NEW
WPS	ISHARES INTL DEVPPTY ETF
WPT	WORLD PT TERMS LP UNIT REP LTD PT
WPX	WPX ENERGY INC COM
WPZ	WILLIAMS PARTNERS L P COM UNIT L P
WR	WESTAR ENERGY INC COM
WRB	BERKLEY W R CORP COM
WRB-B	BERKLEY W R CORP SUB DEB 53
WRD	WEINGARTEN RLTY INVS NT 8.10%19
WRE	WASHINGTON REAL ESTATE INVT TR SH BEN INT
WREI	CLAYMORE EXCHANGE TRD FD TR WLSHR US REIT
WRES	WARREN RES INC COM
WRI	WEINGARTEN RLTY INVS SH BEN INT
WRI-F	WEINGARTEN RLTY INVS PFD F 1/100
WRLD	WORLD ACCEP CORP DEL COM
WRN	WESTERN COPPER & GOLD CORP COM
WRT	WINTHROP RLTY TR SR NT 22
WSBC	WESBANCO INC COM
WSBF	WATERSTONE FINL INC MD COM
WSCI	WSI INDS INC COM
WSFS	WSFS FINL CORP COM
WSFSL	WSFS FINL CORP SR NT 6.25%19
WSH	WILLIS GROUP HOLDINGS PUBLIC L SHS
WSM	WILLIAMS SONOMA INC COM
WSO	WATSCO INC COM
WSO.B	WATSCO INC CL B CONV
WSR	WHITESTONE REIT COM
WST	WEST PHARMACEUTICAL SVSC INC COM
WSTC	WEST CORP COM
WSTG	WAYSIDE TECHNOLOGY GROUP INC COM
WSTL	WESTELL TECHNOLOGIES INC CL A
WTBA	WEST BANCORPORATION INC CAP STK
WTFC	WINTRUST FINL CORP COM
WTFCW	WINTRUST FINL CORP WT EXP 121918
WTI	W & T OFFSHORE INC COM
WTM	WHITE MTNS INS GROUP LTD COM
WTR	AQUA AMERICA INC COM
WTS	WATTS WATER TECHNOLOGIES INC CL A
WTSL	WET SEAL INC CL A
WTT	WIRELESS TELECOM GROUP INC COM
WTW	WEIGHT WATCHERS INTL INC NEW COM
WU	WESTERN UN CO COM

WUBA	58 COM INC SPON ADR REP A
WVFC	WVS FINL CORP COM
WVVI	WILLAMETTE VY VINEYARD INC COM
WWAV	WHITEWAVE FOODS CO COM
WWD	WOODWARD INC COM
WWE	WORLD WRESTLING ENTMT INC CL A
WWW	WOLVERINE WORLD WIDE INC COM
WWWW	WEB COM GROUP INC COM
WX	WUXI PHARMATECH CAYMAN INC SPONS ADR SHS
WY	WEYERHAEUSER CO COM
WY-A	WEYERHAEUSER CO PREF CONV SER A
WYN	WYNDHAM WORLDWIDE CORP COM
WYNN	WYNN RESORTS LTD COM
WYY	WIDEPOINT CORP COM
X	UNITED STATES STL CORP NEW COM
XAA	AMERICAN MUN INCOME PORTFOLIO COM
XAR	SPDR SERIES TRUST AEROSPACE DEF
XBI	SPDR SERIES TRUST S&P BIOTECH
XBKS	XENITH BANKSHARES INC COM
XCO	EXCO RESOURCES INC COM
XCRA	XCERRA CORP COM
XEC	CIMAREX ENERGY CO COM
XEL	XCEL ENERGY INC COM
XES	SPDR SERIES TRUST OILGAS EQUIP
XGTI	XG TECHNOLOGY INC COM PAR$.00001
XGTIW	XG TECHNOLOGY INC WT EXP 032618
XHB	SPDR SERIES TRUST S&P HOMEBUILD
XHE	SPDR SERIES TRUST HLTH CR EQUIP
XHS	SPDR SERIES TRUST HLTH CARE SVCS
XIN	XINYUAN REAL ESTATE CO LTD SPONS ADR
XIV	CREDIT SUISSE NASSAU BRH INVRS VIX STERM
XKE	CORPORATE BACKED TR CTFS SER 01-31 7.75%
XL	XL GROUP PLC SHS
XLB	SELECT SECTOR SPDR TR SBI MATERIALS
XLE	SELECT SECTOR SPDR TR SBI INT-ENERGY
XLF	SELECT SECTOR SPDR TR SBI INT-FINL
XLG	RYDEX ETF TRUST GUG RUSS TOP 50
XLI	SELECT SECTOR SPDR TR SBI INT-INDS
XLK	SELECT SECTOR SPDR TR TECHNOLOGY
XLNX	XILINX INC COM
XLP	SELECT SECTOR SPDR TR SBI CONS STPLS
XLRN	ACCELERON PHARMA INC COM
XLS	EXELIS INC COM
XLU	SELECT SECTOR SPDR TR SBI INT-UTILS
XLV	SELECT SECTOR SPDR TR SBI HEALTHCARE
XLY	SELECT SECTOR SPDR TR SBI CONS DISCR
XME	SPDR SERIES TRUST S&P METALS MNG
XMLV	POWERSHARES ETF TR II S&P400 LOVL PT
XMPT	MARKET VECTORS ETF TR MUN BD CLOSED
XNCR	XENCOR INC COM
XNET	XUNLEI LTD SPONSORED ADR
XNPT	XENOPORT INC COM
XNY	CHINA XINIYA FASHION LTD SPONSORED ADR
XOM	EXXON MOBIL CORP COM
XOMA	XOMA CORP DEL COM
XON	INTREXON CORP COM
XONE	EXONE CO COM
XOOM	XOOM CORP COM

XOP	SPDR SERIES TRUST S&P OILGAS EXP
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XPL	SOLITARIO EXPL & RTY CORP COM
XPLR	XPLORE TECHNOLOGIES CORP COM PAR $0.001
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XPP	PROSHARES TR ULT FTSE CHINA25
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XRSC	XRS CORP COM
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XVG	CORPORATE BACKED TR CTFS 03-7 BA 6.05A1
XVIX	UBS AG JERSEY BRH LNG SHT VIX
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XXII	22ND CENTY GROUP INC COM
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YANG	DIREXION SHS ETF TR DL FTSE BEAR 3X
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YDIV	FIRST TR EXCHANGE TRADED FD VI INCOME INDEX FD
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YGE	YINGLI GREEN ENERGY HLDG CO LT ADR
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